Form 10-K, Exhibit 13
period 1993-12-31
UNISYS CORP
filed 1994-03-29
CIK 746838

EXHIBIT 13

                  Management's Discussion and Analysis of
              Financial Condition and Results of Operations
              ---------------------------------------------
Overview
- --------

In 1993, the Company reported net income of $565.4 million, or $2.31 per fully diluted common share, compared to net income of $361.2 million, or $1.40 per fully diluted common share, in 1992. Excluding the effects of extraordinary items and accounting changes, fully diluted earnings per common share in 1993 were $1.48 compared to $1.04 a year ago. In 1991, the Company incurred a net loss of $1.4 billion, or $9.37 per common share on both a primary and fully diluted basis. The loss included special charges of $1.2 billion, covering work force reductions, plant and excess facilities consolidation and other charges.

In 1993, significant progress was made in strengthening the Company's balance sheet. In the year, inventories, receivables and total debt were reduced by 14%, 22% and 18%, respectively; and since December 31, 1991, these items have been reduced 48%, 62% and 45%, respectively. At
December 31, 1993, net debt as a percent of total capital was 29% compared to 55% two years ago.

In 1993, the increase in the Company's profitability was driven principally by cost reductions, as deterioration in the Company's European business accelerated and market conditions in Japan continued weak, more than offsetting growth in other parts of the business. Given the economic uncertainties in these international markets, the Company continues to rely on cost reductions as its principal means of driving profit and cash flow.

Results of Operations
- ---------------------

Revenue for 1993 was $7.7 billion, down 8% from 1992 revenue of $8.4 billion. Approximately one-third of the revenue decline was due to the impact of negative currency translation. In 1993, the Company began reporting the following components of revenue: sales, services, and equipment maintenance. Prior years' revenue reflects a reclassification to conform with the 1993 presentation. Sales declined 13% to $4.7 billion in 1993 from $5.4 billion in 1992, due to decreases in sales of enterprise systems and servers, departmental servers and desktop systems and custom defense systems offset in part by an increase in software revenue. Services revenue increased 19% to $1.6 billion in 1993 from $1.3 billion in 1992 as the Company continued to implement its strategy of becoming an information management solutions provider. Equipment maintenance revenue declined 14% to $1.4 billion in 1993 from $1.7 billion in 1992, due principally to a decline in equipment sales and improved product reliability.

Revenue for 1992 was $8.4 billion, down 3% from 1991 revenue of $8.7 billion. Effective June 30, 1991, the Company sold its Communications and Networks Group, comprised principally of its Timeplex, Inc. subsidiary. Excluding Timeplex revenue of $124.8 million in 1991, 1992 revenue declined 2%. Revenue from both the commercial and defense business declined from the prior year. Sales declined 6% to $5.4 billion in 1992, due principally to a decline in the sale of personal workstations (mainly to the U. S. government under a large government contract) and the sale of Timeplex. These declines were partially offset by growth in software, UNIX systems and the Company's two large enterprise system families - the A Series and 2200 Series. Services revenue increased 16% to $1.3 billion in 1992 from $1.1 billion in 1991. Equipment maintenance declined 8% to $1.7 billion in 1992 from $1.8 billion in 1991, due principally to a decline in equipment sales and improved product reliability.

Revenue from international operations in 1993 was $3.6 billion, down 14% from 1992. Approximately 35% of this revenue decline was due to the impact of negative currency translation. Revenue from U.S. operations in both 1993 and 1992 was $4.1 billion. Revenue from operations outside the U.S. in 1992 was $4.3 billion, down 4% from 1991. Revenue from U.S. operations in 1992 declined 3% from 1991.

During the past three years, the Company received approximately 20% of its revenue from custom defense systems. A substantial portion of this revenue was derived from contracts with agencies of the U.S. Department of Defense and the Canadian Department of National Defence. Any future declines in defense industry spending could affect the Company's ability to obtain new defense contracts, and no assurance can be given that current, in-process, multiple-year contracts will not be downsized or discontinued.

Total gross profit margin increased to 37% in 1993 from 36% in 1992. Sales gross profit margin in 1993 was 41% compared to 38% in 1992; services gross profit margin for 1993 was 23% compared to 21% in 1992; and equipment maintenance gross profit margin for 1993 was 43% compared to 42% in 1992. Excluding restructuring charges, in 1991 the total gross profit margin was 32%, sales gross profit margin was 33%, services gross profit margin was 17%, and equipment maintenance gross profit margin was 40%. Prior years' services gross profit margin reflects a reclassification of certain selling, general and administrative expenses to cost of services to conform with the 1993 presentation of such costs. This reclassification was made to better match service costs with service revenue and produced no change to operating profit.

Selling, general and administrative expenses for 1993 was $1.6 billion, a decrease of 7% from $1.8 billion in 1992. The decline was principally due to the effects of continued tight cost management and foreign currency translation. Selling, general and administrative expenses for 1992 were $1.8 billion compared to $2.3 billion in 1991. Exclusive of restructuring charges in 1991, selling, general and administrative expenses declined 10%. The decline was principally due to the Company's repositioning actions. Total employment at December 31, 1993 was approximately 49,000 compared to approximately 54,300 at December 31, 1992 and 60,300 at December 31, 1991.

Research and development expenses in 1993 were $515.2 million compared to $535.9 million in 1992, a decline of 4%. Research and development expenses in 1992 were $535.9 million compared to $638.9 million in 1991. Exclusive of special charges in 1991, research and development expenses declined 9% in 1992 from 1991. The decline in all periods resulted from repositioning actions which reduced managerial and administrative costs and focused research and development efforts on core products.

As a result of the above, operating income was $734.1 million in 1993
(9.5% of revenue) compared to $720.7 million in 1992 (8.6% of revenue) and an operating loss of $578.9 million in 1991 ($245.3 million operating income exclusive of special charges, 2.8% of revenue).

Interest expense was $241.7 million in 1993, down from $340.6 million in 1992, reflecting principally lower average debt levels. Interest expense in 1992 was down from $407.6 million in 1991, reflecting both lower average debt levels and lower average interest rates.

Other income in 1993 was $11.0 million compared to $55.5 million in 1992 and an expense of $301.8 million in 1991. Excluding special charges of $375.4 million, 1991 other income was $73.6 million. Included in 1993 is a charge of $20.0 million related to the "Ill Wind" settlement. This settlement requires the Company to make contingency payments based on proceeds from asset sales and on net income. The maximum contingent amount payable in 1994 under this settlement agreement is $30.0 million.

It is the Company's policy to minimize its exposure to foreign currency fluctuations. On a net basis, and after taking into account the cost of the Company's hedging program, foreign currency effects had a minimal effect on pretax results in each of the past three years.

Income before income taxes for 1993 was $503.4 million, up 16% from $435.6 million in 1992. Income before income taxes in 1991 (which included a $1.2 billion special charge) was a loss of $1.3 billion.

Estimated income taxes were $141.8 million in 1993 compared with $139.4 million in 1992 and $105.0 million in 1991. Included in 1993 is a net benefit of $19.2 million, or $.09 per fully diluted common share, relating to a U.S. tax law change enacted in August. This law increases the top corporate tax rate from 34% to 35% retroactive to January 1, 1993. Since the Company has net deferred tax assets in the U.S., the effect of the tax rate change was to increase these tax assets with a corresponding reduction in provision for taxes.

Net income for 1993 was $565.4 million compared to $361.2 million in 1992 and a loss of $1.4 billion in 1991. Income before extraordinary items and changes in accounting principles was $361.6 million in 1993, up 22% from the 1992 level of $296.2 million. In 1991, income before extraordinary items and changes in accounting principles was a loss of $1.4 billion.

Excluding the effects of extraordinary items and accounting changes, fully diluted earnings per common share in 1993 were $1.48 compared to $1.04 in 1992. Because of the additional income caused by the accounting changes adopted in 1993, the earnings per share computation for 1993 assumes the conversion of Series A preferred stock. The 1992 computation did not assume such conversion since it would have been antidilutive.
If the 1993 computation had been made on a basis comparable to that of 1992, fully diluted earnings per common share before extraordinary items and changes in accounting principles would have been $1.30 per share in 1993 compared to $1.04 per share in 1992.

Accounting Changes and Extraordinary Items
- ------------------------------------------

In December 1990, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 106, which establishes accounting standards for postretirement benefits other than pensions. This statement requires the Company to change from the cash basis of accounting for such benefits by requiring the accrual, during the years that the employees render services, of the estimated cost of providing such benefits. SFAS 106 also requires the recognition of a transition obligation based on the aggregate amount that would have been accrued in prior years if the new rules had been in effect for those years. The Company adopted SFAS
106 effective January 1, 1993 and has recognized the entire transition obligation. In November 1992, the Company announced changes to its postretirement benefit plans, effective January 1, 1993, whereby the Company's current subsidy will be phased out, ending as of January 1, 1996. Several lawsuits have been brought by plan participants challenging the announced changes to the plans and the Company is defending them vigorously. The recognition of the transition obligation decreased net income for 1993 by $194.8 million, net of $124.5 million of income tax benefits, or $.79 per fully diluted common share. Prior years' financial statements have not been restated.

In February 1992,the FASB issued SFAS 109 which establishes financial accounting and reporting standards for the effects of income taxes that result from a company's activities during the current and preceding years. The Company adopted this statement effective January 1, 1993. The cumulative effect of this change increased net income for 1993 by $425.0 million, or $1.73 per fully diluted common share. Prior years' financial statements have not been restated.

At December 31, 1993, the Company had deferred tax assets in excess of deferred tax liabilities of $1,123 million. For the reasons cited below, management believes that it is more likely than not that $773 million of such assets will be realized, therefore resulting in a valuation allowance of $350 million. In assessing the likelihood of realization of this asset, the Company has considered various factors including its forecast of future taxable income and available tax planning strategies that could be implemented to realize deferred tax assets.

The principal basis used to assess the likelihood of realization was the Company's forecast of future taxable income which was adjusted by applying varying probability factors to the achievement of this forecast. Forecasted taxable income is expected to arise from ordinary and recurring operations and to be sufficient to realize the entire amount of net deferred tax assets. Approximately $2.3 billion of future taxable income (predominantly U.S.)
is needed to realize all of the net deferred tax assets.

The Company's net deferred tax assets include substantial amounts of net operating loss and tax credit carryforwards. The major portion of such carryforwards expire beyond the year 2003. In addition, substantial amounts of foreign net operating losses have an indefinite carryforward period. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. In recent years, the computer industry has undergone dramatic changes and there can be no assurance that in the future there could not be increased competition or other factors which may result in a decline in sales or margins, loss of market share, or technological obsolescence. The Company will evaluate quarterly the realizability of its net deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance if necessary.

In 1993, the Company settled lawsuits with Honeywell Inc. in connection with its sale of the Sperry Aerospace Group in December 1986. The Company will make payments of $43.2 million spread over three years toward a $70 million total settlement, with the remaining amounts to be paid by insurance companies and an investment banking firm. The first of such payments of $14.4 million was paid by the Company in June 1993. As a result of the settlement, the Company recorded an extraordinary charge of $26.4 million, net of $16.8 million of income tax benefits, or $.11 per fully diluted common share.

In 1992, the Company recorded, in accordance with AICPA Opinion No. 11, an extraordinary item of $65.0 million, or $.36 per fully diluted common share, related to the tax benefit of book operating loss carryforwards. Since these tax benefits were not previously recognized in the Company's financial statements, accounting rules followed by the Company at that time required that they be reported as an extraordinary item in the results of operations in the period when they were realized.

Financial Condition
- -------------------

Net cash provided by operating activities amounted to $1,019.7, $1,176.5 and $919.5 million in 1993, 1992 and 1991, respectively. Investments in properties and rental equipment were $196.8, $251.7 and $248.3 million in 1993, 1992 and 1991, respectively. Proceeds from sales of properties were $26.5, $90.3 and $344.1 million in 1993, 1992 and 1991, respectively.
The 1991 amounts included $206.8 million from the sale of Timeplex.

In March and July 1993, the Company redeemed all of its $200 million 9% Notes due October 1, 1993, and all of its $100 million 10 3/4% Notes due November 1, 1995, each at the redemption price of 100% of principal amount, plus accrued interest. In January 1994, the Company announced that it would redeem on February 11, 1994 the remaining $20 million outstanding 8.20% Sinking Fund Debentures due 1996, at a redemption price of 100% of the principal amount of the Debentures, plus accrued interest. In December 1993, the Company repurchased $15.0 million of its debt. The Company intends, from time to time, to continue to redeem or repurchase its debt securities in the open market or in privately negotiated transactions depending upon availability, market conditions and other factors.

In August 1993, the Securities and Exchange Commission declared effective a registration statement filed by the Company covering $500 million of debt or equity securities. Although the Company has no immediate plan for its utilization, the registration statement enables the Company to be prepared for future market opportunities. Proceeds from future offerings of these securities are anticipated to be used for general corporate purposes, including reduction or refinancing of debt.

In December 1992, the Company entered into a $300 million revolving credit agreement with a syndicate of banks, which expires on May 31, 1995. This agreement provides for short-term borrowings and up to $100 million of letters of credit and replaced the Company's $1.25 billion revolving credit agreement that was to expire January 11, 1993. During 1993, there were no borrowings under this agreement.

At December 31, 1993, total debt was $2.1 billion, a decline of $453.1 million from December 31, 1992 principally due to the redemptions of the Company's debt securities described above. Cash, cash equivalents and marketable securities at December 31, 1993 were $950.5 million compared to $882.8 million at December 31, 1992. During 1993, debt net of cash and marketable securities decreased $520.8 million to $1.1 billion.
As a percent of total capital, debt net of cash and marketable securities at December 31, 1993 was 29% compared to 42% at December 31, 1992.

The credit rating of the Company's senior long-term debt was increased from B+ to BB- by Standard & Poor's Corporation in September 1993, from B+ to BB by Duff & Phelps Inc. in July 1993 and from B1 to Ba3 by Moody's Investors Service in May 1993.

Stockholders' equity increased $451.4 million during 1993, principally reflecting net income of $565.4 million and an increase of $89.2 million due to the contribution of seven million newly issued shares of the Company's common stock to its U.S. pension plan, offset by preferred dividends of $177.6 million and unfavorable currency translation adjustments of $23.3 million.

In 1993, quarterly dividends of $1.40625 per share were declared on the Company's Series A Cumulative Convertible Preferred Stock. The stated quarterly dividend on Series A stock is $.9375. At December 31, 1993, cumulative preferred dividends in arrears on all series of preferred stock amounted to $107.8 million. In February 1994, the Company declared a Series A dividend payable April 15, 1994 which includes full payment of the Series A dividend arrearage.

In 1994, the Company expects to settle certain open tax years with the Internal Revenue Service, which is expected to result in cash payments by the Company of approximately $125 million. These payments will not affect earnings since provision for these taxes has been made in prior years.

In November 1992, the FASB issued SFAS 112, "Employers Accounting for Postemployment Benefits," which is required to be adopted by January 1, 1994. This statement establishes financial accounting standards for employers that provide benefits to former or inactive employees after employment but before retirement. In May 1993, the FASB issued SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," which is required to be adopted by January 1, 1994. This statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. The effect of adoption of these statements on the Company's consolidated financial position and results of operations is expected to be immaterial.

Consolidated Statement of Income
Unisys Corporation

- -------------------------------------------------------------------------------
Year Ended December 31
(Millions, except per share data)                   1993       1992       1991
===============================================================================
Revenue
Sales                                           $4,705.4   $5,399.5   $5,714.6
Services                                         1,593.1    1,336.4    1,147.4
Equipment maintenance                            1,444.0    1,686.0    1,834.1
- -------------------------------------------------------------------------------
                                                 7,742.5    8,421.9    8,696.1
- -------------------------------------------------------------------------------
Costs and expenses
Cost of sales                                    2,798.7    3,342.8    4,196.8
Cost of services                                 1,225.2    1,061.6      949.6
Cost of equipment maintenance                      820.4      980.1    1,194.4
Selling, general and administrative expenses     1,648.9    1,780.8    2,295.3
Research and development expenses                  515.2      535.9      638.9
- -------------------------------------------------------------------------------
                                                 7,008.4    7,701.2    9,275.0
- -------------------------------------------------------------------------------
Operating income (loss)                            734.1      720.7     (578.9)
Interest expense                                   241.7      340.6      407.6
Other income (expense), net                         11.0       55.5     (301.8)
- -------------------------------------------------------------------------------
Income (loss) before income taxes                  503.4      435.6   (1,288.3)
Estimated income taxes                             141.8      139.4      105.0
- -------------------------------------------------------------------------------
Income (loss) before extraordinary items and
  changes in accounting principles                 361.6      296.2   (1,393.3)
Extraordinary items                                (26.4)      65.0
Effect of changes in accounting principles         230.2
- -------------------------------------------------------------------------------
Net income (loss)                                  565.4      361.2   (1,393.3)
Dividends on preferred shares                      121.6      122.1      121.2
- -------------------------------------------------------------------------------
Earnings (loss) on common shares                 $ 443.8    $ 239.1  $(1,514.5)
- -------------------------------------------------------------------------------
Earnings (loss) per common share
Primary
Before extraordinary items and changes
  in accounting principles                       $  1.46    $  1.06  $   (9.37)
Extraordinary items                                 (.16)       .40
Effect of changes in accounting principles          1.39
- -------------------------------------------------------------------------------
Total                                            $  2.69    $  1.46  $   (9.37)
- -------------------------------------------------------------------------------
Fully diluted
Before extraordinary items and changes
  in accounting principles                       $  1.48    $  1.04  $   (9.37)
Extraordinary items                                 (.11)       .36
Effect of changes in accounting principles           .94
- -------------------------------------------------------------------------------
Total                                            $  2.31    $  1.40  $   (9.37)
===============================================================================

See notes to consolidated financial statements.

Consolidated Balance Sheet
Unisys Corporation


December 31 (Millions)                              1993          1992
======================================================================
Assets
- ----------------------------------------------------------------------
Current Assets

Cash and cash equivalents                      $   835.4     $   809.1
Marketable securities                              115.1          73.7
Accounts and notes receivable, net               1,088.2       1,326.3
Inventories                                        753.9         873.8
Deferred income taxes                              313.4         433.0
Other current assets                                94.1         114.8
- ----------------------------------------------------------------------
Total                                            3,200.1       3,630.7
- ----------------------------------------------------------------------
Long-term receivables, net                         104.3         205.4
- ----------------------------------------------------------------------
Properties and rental equipment                  2,776.0       3,075.6
Less-Accumulated depreciation                    1,814.2       1,949.9
- ----------------------------------------------------------------------
Properties and rental equipment, net               961.8       1,125.7
- ----------------------------------------------------------------------
Cost in excess of net assets acquired            1,183.9       1,225.2
- ----------------------------------------------------------------------
Investments at equity                              303.6         283.9
- ----------------------------------------------------------------------
Deferred income taxes                              543.8
- ----------------------------------------------------------------------
Other assets                                     1,221.7       1,077.8
- ----------------------------------------------------------------------
Total                                          $ 7,519.2     $ 7,548.7
======================================================================

- ----------------------------------------------------------------------
Liabilities and stockholders' equity
- ----------------------------------------------------------------------
Current Liabilities

Notes payable                                  $     6.0     $    53.2
Current maturities of long-term debt                25.0         283.1
Accounts payable                                 1,027.0       1,058.0
Other accrued liabilities                        1,016.1       1,213.1
Dividends payable                                   39.9          46.1
Estimated income taxes                             251.9         330.9
- ----------------------------------------------------------------------
Total                                            2,365.9       2,984.4
- ----------------------------------------------------------------------
Long-term debt                                   2,025.0       2,172.8
- ----------------------------------------------------------------------
Other liabilities                                  432.8         147.4
- ----------------------------------------------------------------------
Stockholders' equity
Preferred stock                                  1,570.2       1,578.0
Common stock, shares issued:
   1993 - 171.2; 1992 - 162.6                        1.7           1.6
Retained earnings (accumulated deficit)            159.8        (228.0)
Other capital                                      963.8         892.5
- ----------------------------------------------------------------------
Stockholders' equity                             2,695.5       2,244.1
- ----------------------------------------------------------------------
Total                                           $7,519.2      $7,548.7
======================================================================

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows
Unisys Corporation

- -------------------------------------------------------------------------------
Year Ended December 31 (Millions)                   1993       1992       1991
===============================================================================
Cash flows from operating activities
Net income (loss)                                $ 565.4   $  361.2  $(1,393.3)
Add (deduct) items to reconcile net
  income (loss) to net cash provided by
  operating activities:
Effects of extraordinary items and changes
  in accounting principles:                       (203.8)     (65.0)
Depreciation                                       290.8      357.0      459.4
Amortization:
 Marketable software                               144.6      131.8      241.0
 Cost in excess of net assets acquired              41.3       41.4      251.2
Decrease (increase) in deferred income taxes, net  202.6      (12.2)     (39.0)
Decrease in receivables, net                       313.3      594.6      849.5
Decrease in inventories                            119.9      151.0      372.3
(Decrease) increase in accounts payable and
  other accrued liabilities                       (314.4)    (347.1)      53.0
(Decrease) increase in estimated income taxes     (164.9)      16.3       29.9
(Decrease) increase in other liabilities           (61.2)     (20.3)      42.1
Decrease (increase) in other assets                 53.7     (172.6)     (34.5)
Other                                               32.4      140.4       87.9
- -------------------------------------------------------------------------------
Net cash provided by operating activities        1,019.7    1,176.5      919.5
- -------------------------------------------------------------------------------
Cash flows from investing activities
Proceeds from investments                        1,821.2    2,060.1    3,652.9
Purchases of investments                        (1,829.4)  (2,033.7)  (3,624.3)
Proceeds from marketable securities                146.5
Purchases of marketable securities                (187.2)     (73.7)
Proceeds from sales of properties                   26.5       90.3      344.1
Investment in marketable software                 (118.7)    (110.2)    (167.7)
Capital additions of properties
  and rental equipment                            (196.8)    (251.7)    (248.3)
Other                                                                       .5
- -------------------------------------------------------------------------------
Net cash used for investing activities            (337.9)    (318.9)     (42.8)
- -------------------------------------------------------------------------------
Cash flows from financing activities
Proceeds from issuance of debt                                973.6
Principal payments of debt                        (394.4)    (404.7)    (525.8)
Net (reduction in) proceeds from
  short-term borrowings                            (47.2)  (1,362.2)      88.7
Dividends paid on preferred shares                (183.7)     (46.1)     (26.5)
Other                                                7.1        1.7
- -------------------------------------------------------------------------------
Net cash used for financing activities            (618.2)    (837.7)    (463.6)
- -------------------------------------------------------------------------------
Effect of exchange rate changes on
  cash and cash equivalents                        (37.3)     (24.4)      (2.9)
- -------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents    26.3       (4.5)     410.2
- -------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year       809.1      813.6      403.4
- -------------------------------------------------------------------------------
Cash and cash equivalents, end of year           $ 835.4    $ 809.1    $ 813.6
===============================================================================

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Unisys Corporation


1. Summary of significant accounting policies

Principles of consolidation
- ---------------------------
The consolidated financial statements include the accounts of all wholly owned subsidiaries. Investments in companies representing ownership interests of 20% to 50% are accounted for by the equity method.

Cash equivalents
- ----------------
All short-term investments purchased with a maturity of three months or less are classified as cash equivalents.

Marketable securities
- ---------------------
Marketable securities, consisting principally of U.S. Government securities, are carried at cost plus accrued interest, which approximates market.

Inventories
- -----------
Inventories are valued at the lower of cost or market. Cost is determined principally on the first-in, first-out method.

Properties, rental equipment and depreciation
- ---------------------------------------------
Properties and rental equipment are carried at cost and are depreciated over the estimated lives of such assets using the straight-line method. Leasehold improvements are amortized over the shorter of the asset lives or the terms of the respective leases. The principal rates used are summarized below by classification of properties:

- -------------------------------------------------
                                Rate per Year (%)
- -------------------------------------------------
Buildings                                   2 - 5
Machinery and equipment                    5 - 25
Tools and test equipment              10 - 33 1/3
Rental equipment                               25
- -------------------------------------------------

Revenue recognition
- -------------------
Sales revenue is generally recorded upon shipment of product in the case of sales contracts, upon shipment of the program in the case of software, and upon installation in the case of sales-type leases. Revenue from service and rental agreements is recorded as earned over the lives of the respective contracts.

Revenue under cost-type contracts is recognized when costs are incurred, and under fixed-price contracts when products or services are accepted and billings can be made. General and administrative expenses are charged to income as incurred. Cost of revenue under long-term contracts is charged based on current estimated total costs. When estimates indicate a loss under a contract, cost of revenue is charged with a provision for such loss.

Income taxes
- ------------
Income taxes are provided on taxable income at the statutory rates applicable to such income. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries since such amounts are expected to be reinvested indefinitely.

Earnings per common share
- -------------------------
In 1993 and 1992, the computation of primary earnings per share was based on the weighted average number of outstanding common shares and additional shares assuming the exercise of stock options. The computation of fully diluted earnings per share for both years further assumes the conversion of the 8 1/4% convertible subordinated notes due August 1, 2000. The computation of fully diluted earnings per share for 1993 further assumes conversion of Series A Cumulative Convertible Preferred Stock. In 1991, both primary and fully diluted earnings per common share were based on the weighted average number of outstanding common shares. The inclusion of additional shares assuming the conversion of Series A Cumulative Convertible Preferred Stock would have been antidilutive in 1992 and 1991. The shares used in the computations for the three years ended December 31, 1993 were as follows (in thousands):

- ---------------------------------------------------
                       1993        1992        1991
- ---------------------------------------------------
Primary             165,070     163,725     161,552
Fully diluted       246,550     181,813     161,552
- ---------------------------------------------------

Cost in excess of net assets acquired
- -------------------------------------
Cost in excess of net assets acquired represents the excess of cost over fair value of the net assets of Sperry Corporation and Convergent, Inc., which is being amortized on the straight-line method over 40 years and 12 years, respectively. Accumulated amortization at December 31, 1993 and 1992 was $524.7 and $483.4 million, respectively.

Software capitalization
- -----------------------
The cost of development of computer software to be sold or leased is capitalized and amortized to cost of sales over the estimated revenue-producing lives of the products, but not in excess of three years following product release. Unamortized marketable software costs (which are included in other assets) at December 31, 1993 and 1992 were $294.5 and $320.4 million, respectively.

Translation of foreign currency
- -------------------------------
The local currency is the functional currency for most of the Company's international subsidiaries and, as such, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year. Translation adjustments resulting from changes in exchange rates are reported in a separate component of stockholders' equity. Exchange gains and losses on certain forward exchange contracts designated as hedges of international net investments and exchange gains and losses on intercompany balances of a long-term investment nature are also reported in the separate component of stockholders' equity.

For those international subsidiaries operating in hyperinflationary economies, the U.S. dollar is the functional currency and, as such, nonmonetary assets and liabilities are translated at historical exchange rates and monetary assets and liabilities are translated at current exchange rates. Exchange gains and losses arising from translation are included in other income.

The Company also enters into forward exchange contracts and options which have been designated as hedges of certain transactional exposures. Gains and losses on these instruments are deferred and will be recognized as part of the transaction being hedged.

Reclassifications
- -----------------
Certain prior year amounts have been reclassified to conform with the 1993 presentation.


2. Accounting changes and extraordinary items

Effective January 1, 1993, the Company adopted the Financial Accounting Standard Board's Statement of Financial Accounting Standards ("SFAS") 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS 109, "Accounting for Income Taxes." The adoption of SFAS 106 decreased net income $194.8 million, net of $124.5 million of income tax benefits, or $.79 per fully diluted common share, and the adoption of SFAS 109 increased net income by $425.0 million, or $1.73 per fully diluted common share. For further discussion of SFAS 106 and 109, see notes 14 and 4, respectively.

In 1993, the Company settled lawsuits with Honeywell Inc. in connection with its sale of the Sperry Aerospace Group in December 1986. As a result of the settlement, the Company recorded an extraordinary charge of $26.4 million, net of $16.8 million of income tax benefits, or $.11 per fully diluted common share.

In 1992, the Company recorded an extraordinary item of $65.0 million, or $.36 per fully diluted common share, related to the tax benefit of book operating loss carryforwards. See note 4.


3. 1991 special charges

In 1991, the Company recorded pretax charges of $1,200.0 million covering
(a) $925.0 million for a work force reduction of approximately 10,000 people, product and market segment pruning, plant and excess facilities consolidation and other charges, (b) $200.0 million for a write-down of cost in excess of net assets acquired, and (c) $75.0 million for a write-off of an investment in the preferred stock of Memorex Corporation.

4. Estimated income taxes

- ----------------------------------------------------------------------
Year ended December 31 (Millions)        1993        1992        1991
======================================================================
Income (loss) before income taxes
  United States                        $375.7      $129.9   $(1,226.3)
  Foreign                               127.7       305.7       (62.0)
- ----------------------------------------------------------------------
Total income (loss)
  before income taxes                  $503.4      $435.6   $(1,288.3)
======================================================================
Estimated income taxes
  Current
    United States                      $ (2.0)    $  38.4   $    28.1
    Foreign                             (34.3)      119.6        91.7
    State and local                     (10.2)        2.3          .6
- ----------------------------------------------------------------------
  Total                                 (46.5)      160.3       120.4
- ----------------------------------------------------------------------
  Deferred
    United States                       127.8
    Foreign                              47.5       (20.9)      (15.4)
    State and local                      13.0
- ----------------------------------------------------------------------
  Total                                 188.3       (20.9)      (15.4)
- ----------------------------------------------------------------------
Total estimated income taxes           $141.8      $139.4    $  105.0
======================================================================

Reconciliation of United States statutory tax rate to effective tax rate follows:

- ----------------------------------------------------------------------
Year ended December 31                   1993        1992         1991
======================================================================
United States statutory
  income tax rate                       35.0%       34.0%        34.0%
Change in U.S. tax rate                 (3.8)
State taxes                               .8          .4          (.1)
Tax refund claims                        (.8)       (3.9)          .3
Purchase price accounting
  adjustments                            2.9         3.2
Difference in estimated
  income taxes on foreign
  earnings and remittances              (2.8)        (.5)        (5.0)
Tax benefit of U.S. losses
  not recognized                                                (32.4)
Foreign withholding taxes                                        (3.6)
Other                                   (3.1)       (1.2)        (1.4)
- ----------------------------------------------------------------------
Effective tax rate (benefit)            28.2%       32.0%        (8.2)%
======================================================================

As discussed in Note 2, the Company adopted SFAS 109 effective January 1, 1993. Prior years' financial statements have not been restated. Under the provisions of SFAS 109, deferred tax assets and liabilities are recognized using enacted tax rates and reflect the effect of "temporary differences" between the recorded amounts of assets and liabilities for financial reporting purposes and the tax basis of such assets and liabilities.

The tax effects of temporary differences and carryforwards which give rise to significant portions of deferred tax assets and liabilities at December 31, 1993 were as follows:

- ---------------------------------------------------------
(Millions)
=========================================================
Deferred tax assets:
Tax loss carryforwards                           $  379.5
Foreign tax credit carryforwards                    334.8
Other tax credit carryforwards                       93.0
Capitalized R&D                                     171.4
Depreciation                                        115.2
Postretirement benefits                             112.8
Employee benefits                                    91.5
Other                                               299.3
- ---------------------------------------------------------
                                                  1,597.5
Valuation allowance                                (350.1)
- ---------------------------------------------------------
Total deferred tax assets                        $1,247.4
=========================================================
Deferred tax liabilities:
Pensions                                           $281.4
Other                                               193.4
- ---------------------------------------------------------
Total deferred tax liabilities                     $474.8
=========================================================

SFAS 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Valuation allowances have been provided on certain tax loss and tax credit carryforwards with short carryforward periods remaining. During 1993, the net decrease in the valuation allowance was $28.2 million.

Cumulative undistributed earnings of foreign subsidiaries for which no U.S. income or foreign withholding taxes have been recorded, because such earnings are expected to be reinvested indefinitely, approximated $500 million at December 31, 1993. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practicable. The additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be substantially offset by U.S. tax credits for foreign taxes already paid. While there are no specific plans to distribute the undistributed earnings in the immediate future, where economically appropriate to do so, such earnings may be remitted.

Cash paid during 1993, 1992 and 1991 for income taxes was $118.1, $157.5 and $105.5 million, respectively.

At December 31, 1993, the Company has U.S. federal and state and local tax loss carryforwards and foreign tax loss carryforwards for certain foreign subsidiaries, the tax effect of which is approximately $379.5 million. Many of these carryforwards are available for substantial periods. The Company also has available tax credit carryforwards of approximately $427.8 million, of which $115.0 million expire in 1994, $97.4 million expire in 1995, and the remainder thereafter.

In 1992, the Company recorded in accordance with AICPA Opinion No. 11, an extraordinary item of $65.0 million, or $.36 per fully diluted common share, related to the tax benefit of book operating loss carryforwards. Since these tax benefits were not previously recognized in the Company's financial statements, accounting rules followed by the Company at that time required that they be reported as an extraordinary item in the results of operations in the period when they were realized.

In 1993 the Internal Revenue Service continued its audit of Sperry Corporation for the years ended March 31, 1985 and 1986 and for the short period ended September 16, 1986. The audit of Timeplex, Inc. for the period July 1, 1984 to January 22, 1988 continued throughout the year, and resulted in a tentative agreement which is expected to be finalized in the first half of 1994. The Company is currently contesting issues in connection with Sperry Corporation for the years ended March 31, 1980-1984, and for Convergent, Inc. for the years 1981-1988. In management's opinion, adequate provisions for income taxes have been made for all years.


5. Current and long-term receivables, net

Current and long-term receivables, net comprise the following:
- -------------------------------------------------------------
December 31 (Millions)                    1993           1992
=============================================================
Accounts receivable, net              $1,052.9       $1,312.9
Sales-type leases, net                   112.5          188.2
Installment accounts, net                 27.1           30.6
- -------------------------------------------------------------
Total, net                             1,192.5        1,531.7
Less - Current receivables, net        1,088.2        1,326.3
- -------------------------------------------------------------
Long-term receivables, net           $   104.3      $   205.4
=============================================================


6. Inventories

Inventories comprise the following:
- -------------------------------------------------------------
December 31 (Millions)                    1993           1992
=============================================================
Finished equipment and supplies         $354.1         $446.9
Work in process and raw materials        399.8          426.9
- -------------------------------------------------------------
Total inventories                       $753.9         $873.8
=============================================================

At December 31, 1993 and 1992, inventories included $288.0 and
$378.3 million, respectively, of costs related to long-term contracts or programs. Progress payments applied against inventories at December 31, 1993 and 1992 amounted to $108.5 and $162.5 million, respectively.


7. Properties and rental equipment

Properties and rental equipment comprise the following:
- -------------------------------------------------------------
December 31 (Millions)                    1993           1992
=============================================================
Land                                  $  105.6       $  110.4
Buildings                                362.7          379.1
Machinery and equipment                1,489.3        1,603.6
Tools and test equipment                 362.4          402.9
Unamortized leasehold improvements        51.8           59.6
Construction in progress                  25.6           28.7
Rental equipment                         378.6          491.3
- -------------------------------------------------------------
Total properties and rental equipment $2,776.0       $3,075.6
=============================================================


8. Other accrued liabilities

Other accrued liabilities comprise the following:
- -------------------------------------------------------------
December 31 (Millions)                    1993           1992
=============================================================
Payrolls and commissions              $  360.0       $  419.5
Customers' deposit and prepayments       353.8          388.6
Taxes other than income taxes            143.7          144.4
Restructuring                            111.1          244.6
Other                                     47.5           16.0
- -------------------------------------------------------------
Total other accrued liabilities       $1,016.1       $1,213.1
=============================================================


9. Divestiture of operations

In 1991, the Company sold its Communications and Networks Group, which was comprised principally of the Company's Timeplex, Inc. networking subsidiary, to Ascom Holding A.G., a Swiss telecommunications and automation company, for $206.8 million. A modest gain was recorded on the sale. Second-half results for 1991 did not include the Timeplex business, which was sold as of June 30, 1991.

10. Long-term debt

Long-term debt comprises:
- ---------------------------------------------------------------
December 31 (Millions)                     1993            1992
===============================================================
10 5/8% senior notes due 1999         $   400.0        $  400.0
8 1/4% convertible subordinated
  notes due 2000                          345.0           345.0
9 3/4% senior notes due 1996              250.0           250.0
Credit sensitive notes due 1997           300.0           300.0
9 3/4% senior sinking fund
  debentures due 2016                     190.0           190.0
9 1/2% notes due 1998                     200.0           200.0
8 7/8% notes due 1997                     135.0           150.0
8.2% sinking fund debentures               20.0            25.0
6 3/4% bonds due 1995                      16.8            16.2
Japanese yen, 5.52% due 1996              100.3           106.8
11 3/8% subordinated notes due 1995        50.0            50.0
10 3/4% debentures                                        103.2
9% notes                                                  200.0
Other                                      42.9           119.7
- ---------------------------------------------------------------
Total                                   2,050.0         2,455.9
Less - Current maturities                  25.0           283.1
- ---------------------------------------------------------------
Total long-term debt                   $2,025.0        $2,172.8
===============================================================

Total long-term debt maturities in 1994, 1995, 1996, 1997 and 1998 are $25.0, $72.2, $354.0, $436.0 and $211.0 million, respectively.

Cash paid during 1993, 1992 and 1991 for interest was $256.7, $324.7 and $402.6 million, respectively.

The Company has a $300 million revolving credit agreement with a syndicate of banks which expires on May 31, 1995. This agreement provides for short-term borrowings and up to $100 million of letters of credit. The terms of the agreement provide for a minimum net worth requirement and interest coverage ratio, as defined therein. Additional terms include a limitation on the payment of dividends, prepayment of debt and amount of outstanding debt. The Company is required to have no borrowings outstanding under the revolving credit agreement for thirty consecutive days, or fifteen consecutive days during each half, of each calendar year. During 1993, there were no borrowings under this agreement, and at December 31, 1993, the Company was in compliance with all of its terms.

The Company pays commitment fees on the unused amount of the revolving credit agreement; there are no compensating balance requirements. Revolving credit borrowings, at the Company's option, are at the agent bank's base rate or the London Interbank Offered Rate, plus a margin depending on the Company's debt rating on its outstanding senior unsecured long-term debt securities. Commissions for letters of credit also vary depending on such debt rating. In addition, international subsidiaries maintain short-term credit arrangements with banks in accordance with local customary practice.


11. Leases

Rental expense, less income from subleases, for 1993, 1992 and 1991 was $228.1, $253.0 and $259.3 million, respectively.

Minimum net rental commitments under noncancelable operating leases outstanding at December 31, 1993, substantially all of which relate to real properties, were as follows: 1994, $208.3 million; 1995, $180.7 million; 1996, $159.8 million; 1997, $124.9 million; 1998, $105.9 million; and thereafter, $624.3 million.


12. Maintenance and repairs

Maintenance and repairs for 1993, 1992 and 1991 were $66.1, $89.7 and $93.9 million, respectively.

13. Business segment information

The Company operates primarily in one business segment - information systems and related services and supplies. This segment represents more than 90% of consolidated revenue, operating profit and identifiable assets. The Company's operations are structured to achieve consolidated objectives. As a result, significant interdependencies and overlaps exist among the Company's operating units. Accordingly, the revenue, operating profit and identifiable assets shown for each geographic area may not be indicative of the amounts which would have been reported if the operating units were independent of one another.

Sales and transfers between geographic areas are generally priced to recover cost plus an appropriate mark-up for profit. Operating profit is revenue less related costs and direct and allocated operating expenses, excluding interest and the unallocated portion of corporate expenses. Corporate assets are those assets maintained for general purposes, principally cash and cash equivalents, marketable securities, costs in excess of net assets acquired, deferred taxes and corporate facilities.

No single customer accounts for more than 10% of revenue. Revenue from various agencies of the U.S. Government approximated $2,287, $2,424 and $2,310 million in 1993, 1992 and 1991, respectively.

A summary of the Company's operations by geographic area is presented below:

- ----------------------------------------------------------------------
(Millions)                            1993          1992          1991
======================================================================
United States
  Customer revenue               $ 4,072.5     $ 4,149.7     $ 4,264.9
  Affiliate revenue                1,054.4       1,396.2       1,215.5
- ----------------------------------------------------------------------
  Total                          $ 5,126.9     $ 5,545.9     $ 5,480.4
- ----------------------------------------------------------------------
  Operating profit (loss)        $   461.6     $   303.4     $  (315.1)
  Identifiable assets              1,880.3       2,455.9       2,956.2
- ----------------------------------------------------------------------
Europe
  Customer revenue               $ 1,930.8     $ 2,477.8     $ 2,601.9
  Affiliate revenue                  107.5         163.7         172.5
- ----------------------------------------------------------------------
  Total                          $ 2,038.3     $ 2,641.5     $ 2,774.4
- ----------------------------------------------------------------------
  Operating profit (loss)        $  (164.3)    $    58.2     $  (470.8)
  Identifiable assets                702.4       1,043.0       1,487.6
- ----------------------------------------------------------------------
Americas/Pacific
  Customer revenue               $ 1,739.2     $ 1,794.4     $ 1,829.3
  Affiliate revenue                  182.9         231.6         164.8
- ----------------------------------------------------------------------
  Total                          $ 1,922.1     $ 2,026.0     $ 1,994.1
- ----------------------------------------------------------------------
  Operating profit               $   488.3     $   511.7     $   393.7
  Identifiable assets                636.8         726.6         959.2
- ----------------------------------------------------------------------
Adjustments and eliminations
  Affiliate revenue              $(1,344.8)    $(1,791.5)    $(1,552.8)
  Operating profit                    17.1           9.3          68.3
  Identifiable assets                (66.6)       (136.8)       (200.8)
- ----------------------------------------------------------------------
Consolidated
  Revenue                        $ 7,742.5     $ 8,421.9     $ 8,696.1
- ----------------------------------------------------------------------
  Operating profit (loss)        $   802.7     $   882.6     $  (323.9)
  General corporate expenses         (57.6)       (106.4)       (556.8)
  Interest expense                  (241.7)       (340.6)       (407.6)
- ----------------------------------------------------------------------
  Income (loss) before
    income taxes                 $   503.4     $   435.6     $(1,288.3)
- ----------------------------------------------------------------------
  Identifiable assets            $ 3,152.9     $ 4,088.7     $ 5,202.2
  Corporate assets                 4,366.3       3,460.0       3,270.8
- ----------------------------------------------------------------------
  Total assets                   $ 7,519.2     $ 7,548.7     $ 8,473.0
======================================================================

                                 -20-
14. Employee plans

Retirement benefits
- -------------------

Defined benefit retirement income plans cover the majority of domestic employees and certain employees in countries outside the United States. In the U.S., the Company has retirement plans under which funds are deposited with a trustee. Major subsidiaries outside the United States provide for employee pensions in accordance with local requirements and customary practices, and several maintain funded defined benefit plans.

For plans covered by the Employee Retirement Income Security Act ("ERISA"), the Company's funding policy is to fund in accordance with ERISA funding standards. The various benefit formulas and the funding methods used in the international plans are in accordance with local requirements. Plan assets generally are invested in common stocks, fixed-income securities, insurance contracts and real estate. At December 31, 1993, the assets of the Company's U.S. pension plans included approximately seven million shares of the Company's common stock valued at approximately $89 million.

As a result of restructuring actions, net curtailment gains (losses) of $5.8, $18.2 and $(8.4) million have been recognized in 1993, 1992 and 1991, respectively.

Other postretirements benefits
- ------------------------------
The Company provides certain health care benefits for U.S. employees who retire or terminate after qualifying for such benefits. Most international employees are covered by government-sponsored programs and the cost to the Company is not significant. The Company expects to fund its share of such benefit costs principally on a pay-as-you-go basis.

As discussed in note 2, the Company adopted SFAS 106 effective January 1, 1993. Prior years' financial statements have not been restated. SFAS 106 requires the Company to change from the cash basis of accounting for such benefits by requiring the accrual, during the years that the employee renders services, of the estimated cost of providing such benefits.

In November 1992, the Company announced changes to its postretirement benefit plans, effective January 1, 1993, whereby the Company's current subsidy will be phased out, ending as of January 1, 1996. Several lawsuits have been brought by plan participants challenging the announced changes to the plans, and the Company is defending them vigorously.

The net periodic postretirement benefit cost under SFAS 106 amounted to $24.5 million in 1993. Amounts included in expense for 1992 and 1991, under the previous cash basis of accounting, were $60.5 and $51.4 million, respectively. The adoption of SFAS 106 had the effect of decreasing 1993 postretirement benefit expense by $28.1 million, or $.07 per fully diluted common share.

Net periodic postretirement benefit cost for 1993 includes the following components:

- ----------------------------------------------------------------------
(Millions)
- ----------------------------------------------------------------------
Service cost - benefits earned during the period                 $ 1.2
Interest cost on accumulated postretirement benefit obligation    26.1
Return on plan assets                                             (2.8)
- ----------------------------------------------------------------------
Net periodic postretirement benefit cost                         $24.5
======================================================================


The status of the plan and amounts recognized in the Company's consolidated balance sheet at December 31, 1993 were as follows:

- -------------------------------------------------------------------------
(Millions)
- -------------------------------------------------------------------------
Actuarial present value of accumulated postretirement benefit obligation:
  Retirees                                                         $290.7
  Fully eligible active plan participants                            15.1
  Other active plan participants                                     19.1
- -------------------------------------------------------------------------
                                                                    324.9
Less plan assets at fair value                                      (30.2)
- -------------------------------------------------------------------------
Accrued postretirement benefit liability in excess of plan assets   294.7
Unrecognized net loss                                                (9.9)
- -------------------------------------------------------------------------
Accrued postretirement benefit obligation
recognized in the consolidated balance sheet                       $284.8
=========================================================================


As of December 31, 1993, $251.1 million of this liability was classified as long-term and $33.7 million was classified as a current liability.

The assumed rate of return on plan assets was 10% and the weighted average discount rate used to measure the accumulated postretirement benefit obligation was 7.35%. The assumed health care cost trend rate used in measuring the expected cost of benefits covered by the plan was 11% for 1994, gradually declining to 6% in 2005 and thereafter.
A one-percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 1993 by $34.2 million and increase the aggregate of the service and interest cost components of net periodic postretirement health care benefit cost by $2.6 million.

Stock plans
- -----------
Under plans approved by the stockholders, stock options, stock appreciation rights, restricted stock and performance units may be granted to officers and other key employees.

Options have been granted to purchase the Company's common stock at 100% of the fair market value at the date of grant. Options have a maximum duration of ten years and become exercisable in annual installments over a two, three or four year period following date of grant.

Retirement benefits
- -------------------

The plans' funded status and amounts recognized in the Company's consolidated balance sheet at
December 31, 1993 and 1992 were as follows:

- -------------------------------------------------------------------------------------------------------------------
                                           Assets Exceed Accumnulated Benefits  Accumulated Benefits Exceed Assets
                                           -----------------------------------  -----------------------------------
                                               U.S. Plans        Int'l Plans        U.S. Plans       Int'l Plans
                                           ------------------  ---------------  -----------------  ----------------
                                               1993      1992    1993     1992     1993      1992     1993     1992
===================================================================================================================
Actuarial present value of benefit obligations:
  Vested benefit obligation                $3,188.5  $2,828.1  $476.7  $ 374.0  $  44.6    $ 39.8  $  26.7   $ 27.3
- -------------------------------------------------------------------------------------------------------------------
  Accumulated benefit obligation           $3,306.8  $2,935.3  $502.7  $ 392.7  $  46.9    $ 39.9  $  42.1   $ 39.3
- -------------------------------------------------------------------------------------------------------------------
  Projected benefit obligation             $3,372.0  $2,953.8  $566.6  $ 510.9  $  51.6    $ 44.6  $  48.3   $ 53.0
Plan assets at fair value                   3,431.2   3,161.6   659.3    576.0                        26.2     27.0
- -------------------------------------------------------------------------------------------------------------------
Projected benefit obligation
  less than or (in excess of) plan assets      59.2     207.8    92.7     65.1    (51.6)    (44.6)   (22.1)   (26.0)
Unrecognized net loss or (gain)               697.0     445.4   (16.7)   (15.8)    11.6       4.4       .8       .2
Unrecognized prior service (benefit) cost    (172.1)   (191.1)   12.5     14.1      1.5       1.4      1.7      2.9
Unrecognized net (asset) obligation
  at date of adoption                           (.8)      (.8)   (3.2)    (4.1)     5.7       6.5      4.5      5.8
Purchase price adjustment                               (67.5)           (14.4)
- -------------------------------------------------------------------------------------------------------------------
Prepaid pension cost (pension liability)
  recognized in the consolidated
  balance sheet                            $  583.3  $  393.8  $ 85.3   $ 44.9   $(32.8)  $ (32.3)  $(15.1)  $(17.1)
===================================================================================================================

Net periodic pension cost for 1993, 1992 and 1991 includes the following components:
- --------------------------------------------------------------------------------------------------------------
                                                             U.S. Plans              International Plans
                                                  ----------------------------  ------------------------------
                                                     1993      1992      1991      1993      1992      1991
- --------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the period  $  58.9   $  33.4   $  41.9   $  18.4   $  21.7   $  24.5
Interest cost on projected benefit obligation       246.8     239.0     227.6      42.3      47.3      45.1
Return on assets                                   (372.8)   (153.6)   (569.3)   (116.1)    (49.5)    (69.9)
Net amortization and deferral                        41.6    (170.8)    246.8      58.2     (10.6)     10.9
- --------------------------------------------------------------------------------------------------------------
Net periodic pension cost                         $ (25.5)  $ (52.0)  $ (53.0)    $ 2.8     $ 8.9    $ 10.6
==============================================================================================================

The assumptions used to determine the above data were as follows:
- --------------------------------------------------------------------------------------------------------------
Discount rate                                         7.38%     8.50%     8.50%     6.93%     8.53%     8.68%
Rate of increase in compensation levels               5.13%     6.25%     6.25%     4.27%     6.25%     6.52%
Expected long-term rate of return on assets          10.00%    10.00%    10.00%     9.15%     9.49%     9.83%
==============================================================================================================

                                 -23-

Stock plans
A summary of the changes in shares under option for all plans follows:
- -------------------------------------------------------------------------------------------
Year ended December 31                        1993                         1992
===========================================================================================
(Shares in thousands)                Shares     Price Range        Shares     Price Range
- -------------------------------------------------------------------------------------------
Outstanding at beginning of year   14,048.3    $3 3/4 - 44 1/2   11,954.2   $3 3/4 - 50 1/2
Granted                             3,501.2   $10 1/8 - 13 5/8    3,547.1   $8 1/2 - 10 1/8
Exercised                          (1,566.6)    $3 3/4 - 9 7/8     (405.1)       $3 3/4 - 6
Canceled                             (580.7)                     (1,047.9)
- -------------------------------------------------------------------------------------------
Outstanding at end of year         15,402.2    $3 3/4 - 44 1/2   14,048.3   $3 3/4 - 44 1/2
- -------------------------------------------------------------------------------------------
Exercisable at end of year          8,987.2                       8,360.1
- -------------------------------------------------------------------------------------------
Shares available for granting
  options at end of year            2,157.7                       2,021.2
===========================================================================================

15. Stockholders' equity

The Company has 360,000,000 authorized shares of common stock. In 1991, the Certificate of Incorporation of the Company was amended to change the par value of the common stock from $5 per share to $.01 per share. The Company has 40,000,000 shares of authorized preferred stock, par value
$1 per share, issuable in series.

In 1993, the Company contributed seven million shares of its common stock, valued at $89.2 million, to its U.S. pension plan.

The Company has authorization to issue up to 30,000,000 shares of Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock"), 10 shares of Series B Cumulative Convertible Preferred Stock ("Series B Preferred Stock") and 20 shares of Series C Cumulative Convertible Preferred Stock ("Series C Preferred Stock").

In 1992, the Company resumed the payment of dividends on preferred stock which had been suspended in February 1991. At December 31, 1993, cumulative preferred dividends of $107.8 million were in arrears, which represented three and one-half quarterly dividends or $3.28 per share for Series A Preferred Stock and $487,650.27 per share for Series B and C Preferred Stock. If, on the date used to determine stockholders of record for a meeting of stockholders at which directors are to be elected, such preferred stock dividends are in arrears in an amount equal to at least six quarterly dividends, the number of members of the Board of Directors will be increased by two as of the date of such stockholders' meeting and the holders of shares of Series A Preferred Stock will be entitled to vote for and elect such two additional directors.

Each share of Series A Preferred Stock (i) accrues quarterly cumulative dividends of $3.75 per share per annum, (ii) has a liquidation preference of $50.00 plus accrued and unpaid dividends, (iii) is convertible into
1.67 shares of the Company's common stock, subject to customary anti-dilution adjustments, and (iv) is redeemable at the option of the Company under certain circumstances and at varying prices.

Mitsui & Co., Ltd. ("Mitsui") owns $150 million of convertible preferred stock, which includes 10 shares of Series B Preferred Stock and 20 shares of Series C Preferred Stock. The Series B Preferred Stock and the Series C Preferred Stock are convertible at the option of the holder into the Company's common stock at conversion prices of $20.00 and $21.00 per share, respectively, subject to customary anti-dilution adjustments. Both Series B Preferred Stock and Series C Preferred Stock (i) have a stated value of $5 million per share, (ii) accrue quarterly cumulative dividends based on such stated value at 8 7/8% per annum until June 28, 1995 and 9 1/2% per annum from June 28, 1995 to June 28, 1997, (iii) accrue dividends on the amount of any unpaid dividends, (iv) are redeemable at the option of the Company at a premium which is determined by reference to interest rates then in effect and the amount of time then remaining to June 28, 1997, and (v) are entitled to receive upon liquidation the stated value plus accrued and unpaid dividends. In the event that the Series B Preferred Stock and Series C Preferred Stock have not been previously redeemed by the Company or converted by the holder, the Company will be required to convert both series into the Company's common stock based on the then-current market price after June 28, 1996 (or after June 28, 1995 if so requested by Mitsui, the original holder of the Series B Preferred Stock and Series C Preferred Stock), or earlier under certain extraordinary circumstances, and conduct a managed sale program of the common stock. To the extent that the proceeds received by Mitsui from such managed sale program are less than the stated value of the shares so converted, plus accrued and unpaid dividends and a present valued premium amount if such conversion takes place before June 28, 1997, the Company has agreed to issue additional shares of capital stock to Mitsui which will be sold in a manner approved by the Company until Mitsui receives proceeds equal to the sum of such amounts. Shares of Series B Preferred Stock and Series C Preferred Stock rank pari passu with each other and with Series A Preferred Stock, and the holders of Series A, B and C Preferred Stock have priority as to dividends over holders of the Company's common stock and other series or classes of the Company's stock which rank junior with regard to dividends. Each series of Cumulative Convertible Preferred Stock is non-voting except with respect to certain matters relating to the rights and preferences of such series. With respect to such matters, each of the Series B Preferred Stock and Series C Preferred Stock votes separately as a class. The Series A Preferred Stock also votes as a class on these matters, but its class includes the Series B Preferred Stock and Series C Preferred Stock, as well as any other series of preferred stock having equal rank as to dividends and liquidation rights.

Each outstanding share of common stock has attached to it one preferred share purchase right (a "Right"). Each Right entitles the registered holder to purchase for $75, under certain circumstances, one three-hundredth of a share of Junior Participating Preferred Stock, par value $1 per share. The Rights become exercisable only if a person or group acquires 20% or more of the Company's common stock, or announces a tender or exchange offer for 30% or more of the common stock. If the Company is acquired (or survives in a reverse merger transaction) or 50% or more of its consolidated assets or earning power are sold, each Right will entitle its holder to purchase a number of the acquiring company's common shares (or the Company's common shares) having a market value of $150. The Company will be entitled to redeem the Rights at one and two-thirds cents per Right prior to the earlier of the expiration of the Rights at March 17, 1996, or the time that a 20% position has been acquired. Until the Rights become exercisable, they have no dilutive effect on net income per common share.

At December 31, 1993, 147.3 million shares of unissued common stock of the Company were reserved for the following: 57.2 million for convertible preferred stock, 33.7 million for the 8 1/4% convertible subordinated debentures and 56.4 million for stock options, stock purchase and savings plans.

                                 -25-

Changes in issued shares during the three years ended December 31, 1993 were as follows:

- --------------------------------------------------------------------------------------------------------
                                                     Preferred Stock
                                            --------------------------------      Common      Treasury
                                              Series A   Series B   Series C       Stock        Stock
========================================================================================================
Balance at December 31, 1990                28,568,770         10         20    162,081,318    (311,127)
Issuance of stock under stock
  purchase, option and other plans                                                  101,700
Restricted stock                                                                               (214,481)
Issuance of stock under license agreement                                                        19,937
Other                                           (7,881)                              13,669
- --------------------------------------------------------------------------------------------------------
Balance at December 31, 1991                28,560,889         10         20    162,196,687    (505,671)
Issuance of stock under stock
  purchase, option and other plans                                                  405,115     (26,249)
Restricted stock                                                                               (216,522)
Issuance of stock under license agreement                                                        75,887
Other                                           (1,291)                               2,234
- --------------------------------------------------------------------------------------------------------
Balance at December 31, 1992                28,559,598         10        20     162,604,036    (672,555)
Issuance of stock under stock
  purchase, option and other plans                                                1,566,568    (133,628)
Contribution to pension plan                                                      7,000,000
Other                                         (155,159)                                 423
- --------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                28,404,439         10        20     171,171,027    (806,183)
========================================================================================================

Changes in stockholders' equity during the three years ended December 31,
1993 were as follows:
- ---------------------------------------------------------------------------------------------------------------------
                                                                                                 Other Capital
                                                                                     --------------------------------
                                                                        Retained                 Trans-   Other,
                                       Preferred Stock                  Earnings                 lation   Principally
                                ----------------------------   Common  (Accumulated  Treasury    Adjust-  Paid-In
(Millions)                      Series A  Series B  Series C    Stock    Deficit)      Stock      ments   Capital
=====================================================================================================================
Balance at December 31, 1990    $1,428.4     $50.0    $100.0  $ 810.4  $    900.8    $   (4.6) $ (223.5)  $  423.9
Change in par value                                            (809.2)                                       809.2
Issuance of stock under stock
   purchase, option and
   other plans                                                     .4                                           .1
Restricted stock                                                                         (5.3)                 3.8
Issuance of stock under
   license agreement                                                                       .6                  (.5)
Net loss                                                                 (1,393.3)
Dividends                                                                    (4.5)
Translation adjustments                                                                           (72.3)
Other                                (.4)                                                                       .4
- ---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1991     1,428.0      50.0     100.0      1.6      (497.0)       (9.3)   (295.8)   1,236.9
Issuance of stock under stock
   purchase, option and
   other plans                                                                            (.2)                 1.7
Restricted stock                                                                         (5.6)                 5.6
Issuance of stock under
   license agreement                                                                      1.5                  (.7)
Net income                                                                  361.2
Dividends                                                                   (92.2)
Translation adjustments                                                                           (41.7)
Other                                                                                                           .1
- ---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992     1,428.0      50.0     100.0      1.6      (228.0)      (13.6)   (337.5)   1,243.6
Issuance of stock under stock
   purchase, option and
   other plans                                                                           (1.7)                 7.1
Contribution to pension plan                                       .1                                         89.2
Net income                                                                  565.4
Dividends                                                                  (177.6)
Translation adjustments                                                                           (23.3)
Other                               (7.8)
- ---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993    $1,420.2     $50.0    $100.0  $   1.7    $  159.8      $(15.3) $ (360.8)  $1,339.9
=====================================================================================================================

16. Financial instruments

The Company has a hedging policy designed to minimize its exposure to foreign currency fluctuations. Forward exchange contracts and options are entered into on a continuous basis for periods consistent with the Company's exposures, and such instruments generally have maturities of less than a year. At December 31, 1993 and 1992, the Company had $903.8 and $1,743.4 million of forward foreign exchange contracts and options outstanding, respectively.

The Company has entered into certain interest rate and currency swap agreements which effectively convert variable-rate obligations into fixed-rate obligations and foreign currency denominated debt into U.S. dollar denominated debt. At December 31, 1993 and 1992, the Company had $346.4 and $475.7 million of notional value of such swaps outstanding, respectively.

The Company's theoretical risk in the transactions referred to above is the cost of replacing, at current market rates, these contracts in the event of default by the counterparties; however, the Company believes such risk to be remote.

Financial instruments with potential credit risk consist principally of temporary cash investments and receivables. Temporary investments are placed with creditworthy financial institutions, primarily in over-securitized treasury repurchase agreements, U.S. Government securities, Euro-time deposits or commercial paper of major corporations. Receivables are due from a large number of customers which are dispersed worldwide across many industries. At December 31, 1993 and 1992, the Company had no significant concentrations of credit risk.

At December 31, 1993 and 1992, the estimated fair value of the Company's long-term debt was $2,273.2 and $2,504.3 million, respectively, and the amount reported in the balance sheet was $2,050.0 and $2,455.9 million, respectively. At December 31, 1993 and 1992, the estimated fair value of the Company's foreign currency contracts and options was $154.2 and $114.4 million, respectively, and the amount reported in the balance sheet was $11.4 and $20.0 million, respectively. At December 31, 1993 and 1992, the estimated fair value of the Company's interest rate and currency swaps was a loss of $1.6 and $22.4 million, respectively, and the amount reported in the balance sheet was zero.

The carrying amount of cash, cash equivalents and marketable securities approximates fair value because of the short maturity of these instruments. The fair value of the Company's long-term debt was based on the quoted market prices for publicly traded issues. For debt which is not publicly traded, the fair value was estimated based on current yields to maturity for the Company's publicly traded debt with similar maturities. The fair value of foreign currency contracts and options, and interest rate and currency swaps were estimated by obtaining from brokers market data for calculation components used to derive the value of comparable contracts.

17. Litigation

In 1991, the Company and the U.S. Government concluded a final global settlement of the "Ill Wind" investigation and certain other investigative and litigation matters. In the settlement agreement, the Company agreed to the following payments and concessions: (a) cash payments, exclusive of interest, totaling $54 million over a period of five years; (b) the forgoing of negotiated profits and fees, estimated at $46 million, on the North Warning System radar contract (the contract is scheduled to be completed in late 1994); and (c) contingency payments, not to exceed a total of $90 million, to be made through 1997, subject to annual caps, based upon the amount of asset sales and net income reported by the Company during such period.

Item (a) above had previously been accrued by the Company. No accrual is required by generally accepted accounting principles in respect of item
(b) since the agreement reached is in effect a lowering of the contract revenue to be paid by the government. The payments for item (c) are contingent upon future events; therefore no accrual is required until the events occur. Through December 31, 1993, the Company has paid and expensed $23.8 million of such contingency payments.

There are various lawsuits, claims and proceedings that have been brought or asserted against the Company. Although the ultimate results of these lawsuits, claims and proceedings are not presently determinable, management does not expect that these matters will have a material adverse effect on the Company's consolidated financial position or consolidated statement of income.

Report of Independent Auditors
- ------------------------------

To the Board of Directors of Unisys Corporation

We have audited the accompanying consolidated balance sheets of Unisys Corporation at December 31, 1993 and 1992, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31,1993. These financial statements are the responsibility of Unisys Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unisys Corporation at December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its methods of accounting for postretirement benefits other than pensions and income taxes.



ERNST & YOUNG

Philadelphia, Pennsylvania
January 24, 1994

                                 -29-

Supplemental Financial Data (Unaudited)
Unisys Corporation

Quarterly financial information
- --------------------------------------------------------------------------------------
                                        First    Second     Third    Fourth
(Millions, except per share data)     Quarter   Quarter   Quarter   Quarter      Year
- --------------------------------------------------------------------------------------
1993
======================================================================================
Revenue                              $1,907.5  $1,927.2  $1,806.7  $2,101.1  $7,742.5
Gross profit                            689.1     752.1     662.9     794.1   2,898.2
Income before income taxes               83.5     151.5      95.4     173.0     503.4
Income before extraordinary item
  and changes in accounting principles   56.8     103.0      84.1     117.7     361.6
Net income                              260.6     103.0      84.1     117.7     565.4
Dividends on preferred shares            30.4      30.6      30.3      30.3     121.6
Earnings on common shares               230.2      72.4      53.8      87.4     443.8
Earnings per common share - primary
  Before extraordinary item
    and changes in accounting principles   .16       .44       .33       .53      1.46
  Extraordinary item                      (.16)                                   (.16)
  Effect of changes
    in accounting principles              1.39                                    1.39
- --------------------------------------------------------------------------------------
   Total                                  1.39       .44       .33       .53      2.69
- --------------------------------------------------------------------------------------
Earnings per common share - fully diluted
  Before extraordinary item
    and changes in accounting principles   .23       .39       .29       .46      1.48
   Extraordinary item                     (.11)                                   (.11)
   Effect of changes
     in accounting principles              .94                                     .94
- --------------------------------------------------------------------------------------
   Total                                  1.06       .39       .29       .46      2.31
- --------------------------------------------------------------------------------------
Market price per common share - high    13 7/8    13 3/4    12 1/4    13 1/8    13 7/8
                              - low      9 7/8    10 3/4     9 7/8    10 3/4     9 7/8
======================================================================================

1992
- --------------------------------------------------------------------------------------
Revenue                              $2,009.5  $2,088.5  $2,067.5  $2,256.4  $8,421.9
Gross profit                            685.0     768.1     738.9     845.4   3,037.4
Income before income taxes               67.1     133.8      85.9     148.8     435.6
Income before extraordinary item         48.3      88.4      58.3     101.2     296.2
Net income                               48.3     105.4      68.3     139.2     361.2
Dividends on preferred shares            30.4      30.6      30.6      30.5     122.1
Earnings on common shares                17.9      74.8      37.7     108.7     239.1
Earnings per common share - primary
  Before extraordinary item                .11       .35       .17       .43      1.06
  Extraordinary item                                 .11       .06       .23       .40
- --------------------------------------------------------------------------------------
  Total                                    .11       .46       .23       .66      1.46
- --------------------------------------------------------------------------------------
Earnings per common share - fully diluted
   Before extraordinary item               .11       .35       .17       .43      1.04
   Extraordinary item                                .10       .06       .15       .36
- --------------------------------------------------------------------------------------
   Total                                   .11       .45       .23       .58      1.40
- --------------------------------------------------------------------------------------
Market price per common share - high    11 3/4    11 1/4    10 3/8    10 7/8    11 3/4
                              - low      4 1/8     8 3/8         8     7 3/4     4 1/8
======================================================================================

In the first quarter of 1993, the Company adopted SFAS 106 and 109. See Note 2 to the
Notes to Consolidated Financial Statements.

The individual quarterly per common share amounts may not total to the per common share amount for the full year because of accounting rules governing the computation of earnings per common share.

Market prices per common share are as quoted on the New York Stock Exchange composite listing.

                                 -30-

Selected financial data
- ------------------------------------------------------------------------------------------------------------------------
(Millions, except per share data)             1993       1992       1991       1990       1989       1988       1987 <F4>
========================================================================================================================
Results of operations
Revenue                                   $7,742.5   $8,421.9  $ 8,696.1  $10,111.3  $10,096.9  $ 9,935.2  $ 9,732.0
Operating income (loss)                      734.1      720.7     (578.9)      44.0     (210.2)   1,106.1    1,117.7
Income (loss) before income taxes            503.4      435.6   (1,288.3)    (337.3)    (554.3)     958.6      951.3
Income (loss) before extraordinary items
  and changes in accounting principles       361.6      296.2   (1,393.3)    (436.7)    (639.3)     680.6      578.0
Net income (loss)                            565.4      361.2   (1,393.3)    (436.7)    (639.3)     680.6      578.0
Dividends on preferred shares                121.6      122.1      121.2      114.3      107.2      107.1      106.9
Earnings (loss) on common shares             443.8      239.1   (1,514.5)    (551.0)    (746.5)     573.5      471.1
Earnings (loss) per common share
  Primary                                    2.69 <F1>  1.46 <F1>  (9.37)     (3.45)     (4.71)      3.58       3.15
  Fully diluted                              2.31 <F1>  1.40 <F1>  (9.37)     (3.45)     (4.71)      3.27       2.93
Dividends declared per common share                                             .50       1.00        .98    .90 2/3
Financial position
Working capital                            $ 834.2    $ 646.3    $ 557.7  $   597.5  $ 1,540.0  $ 2,438.6  $ 1,752.6
Total assets                               7,519.2    7,548.7    8,473.0   10,319.8   10,779.6   11,561.0   10,601.8
Long-term debt                             2,025.0    2,172.8    2,694.6    2,494.6    3,247.8    3,078.1    2,377.1
Common stockholders' equity <F2>           1,017.5      541.8      342.1    1,907.0    2,452.9    3,526.1    3,118.3
Common stockholders' equity per share         5.97       3.35       2.12      11.79      15.49      22.24      20.90
- ------------------------------------------------------------------------------------------------------------------------
Other data
Engineering, research and development <F3> $ 934.7    $ 980.7  $ 1,147.4  $ 1,274.8  $ 1,445.2  $ 1,419.5  $ 1,318.5
Capital additions of properties and
  rental equipment                           196.8      251.7      248.3      460.1      615.4      669.9      720.9
Investment in marketable software            118.7      110.2      167.7      210.5      195.0      183.6      114.7
Depreciation                                 290.8      357.0      459.4      528.9      533.5      593.2      590.8
Amortization
  Marketable software                        144.6      131.8      241.0      161.6      111.5       64.2       30.7
  Cost in excess of net assets acquired       41.3       41.4      251.2       61.7       59.2       35.0       26.9
Common shares outstanding (millions)         170.4      161.9      161.7      161.8      158.4      158.6      149.2
Stockholders of record (thousands)            47.8       51.7       54.6       52.3       45.6       42.4       38.6
Employees (thousands)                         49.0       54.3       60.3       75.3       82.3       93.0       92.5
========================================================================================================================

<F1> Includes in 1993, the effect of changes in accounting principles and extraordinary item of $1.23 primary and $.83 fully diluted and in 1992 an extraordinary item of $.40 primary and $.36 fully diluted.
<F2> After deduction of cumulative preferred dividends in arrears.
<F3> Includes company and customer-funded research and development.
<F4> Years prior to 1987 are not comparable with those presented here due to the merger of Sperry Corporation and Burroughs Corporation in 1986.

Revenue by similar classes of products and services
- -------------------------------------------------------------------------------------------------
Year ended December 31 (Millions)                  1993               1992               1991
=================================================================================================
Enterprise systems and servers               $1,648.4   21%     $1,966.1   23%     $2,028.9   23%
Departmental servers and desktop systems        750.3   10       1,083.6   13       1,197.5   14
Software                                        779.9   10         712.2    8         652.5    8
Custom defense systems                        1,526.8   20       1,637.6   20       1,835.7   21
- -------------------------------------------------------------------------------------------------
Total sales                                   4,705.4   61       5,399.5   64       5,714.6   66
Information services and systems integration  1,593.1   21       1,336.4   16       1,147.4   13
Equipment maintenance                         1,444.0   18       1,686.0   20       1,834.1   21
- -------------------------------------------------------------------------------------------------
Total                                       $ 7,742.5  100%     $8,421.9  100%     $8,696.1  100%
=================================================================================================

Enterprise systems and servers comprise a complete line of small to large processors and related communications and peripheral products, such as printers, storage devices and document handling processors and equipment. Departmental servers and desktop systems include UNIX servers, workstations, personal computers and terminals. Software consists of application and systems software. Custom defense systems include specialized information processing systems, software and services marketed primarily to government defense agencies. Information services and systems integration includes systems integration, outsourcing services, application development, information planning and education. Equipment maintenance results from charges for preventive maintenance, spare parts and other repair activities.

Individual products have been assigned to a specific class based on a variety of factors. Over time, reclassification of products may be necessary because of changing technology, Company strategy and market conditions. Such evolution from year to year must be kept in mind when using the above table for trend analysis.


Common Stock Information
- ------------------------

Unisys common stock (trading symbol "UIS") is listed for trading on the New York Stock Exchange and on exchanges in Amsterdam, Antwerp, Basel, Brussels, Geneva, Lausanne, London, and Zurich.

At December 31, 1993, there were 170.4 million shares outstanding and about 48,000 stockholders of record.