Form 10-K405, Exhibit 13
period 1994-12-31
UNISYS CORP
filed 1995-03-15
CIK 746838

                                                                      Exhibit 13

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
                ----------------------------------------------

Overview
- --------

In 1994, the Company reported net income of $100.5 million compared to net income of $565.4 million in 1993. The 1994 results include a special pretax charge of $186.2 million ($133.1 million after tax). Excluding the effects of the special charge, extraordinary items and accounting changes, fully diluted earnings per common share in 1994 were $.71 compared to $1.48 a year ago.

In the fourth quarter of 1994, the Company recorded a special pretax charge of $186.2 million ($133.1 million after tax), or $.78 per fully diluted common share. The purpose of the charge was to reduce the Company's overall cost structure. The charge principally relates to a work force reduction of approximately 4,600 people. As a result of this action, the Company expects to create annual savings estimated at more than $200 million. See Note 2 of the Notes to Consolidated Financial Statements.

During 1995, the Company will focus on achieving profitable revenue growth and further reducing its cost structure. The Company expects that, in the near term, profit pressures will continue before the favorable effects of the restructuring are realized.

Results of Operations
- ---------------------

Revenue for 1994 was $7.4 billion, down 4% from 1993 revenue of $7.7 billion. The largest decline (18%) occurred in the Government Systems business, which continues to be impacted by a decline in government spending and increased competition. Sales declined 13% to $4.1 billion in 1994 from $4.7 billion in 1993, due to decreases in sales of enterprise systems and servers (14%), software (9%), and custom defense systems (21%). Services revenue increased 24% to $2.0 billion in 1994 from $1.6 billion in 1993 as the Company continued to implement its strategy to aggressively grow its services and systems integration business. This business is now the Company's largest single revenue stream with 27% of total revenue in 1994 compared to 21% in 1993 and 16% in 1992. Equipment maintenance revenue declined 7% to $1.3 billion in 1994 from $1.4 billion in 1993, due principally to a decline in equipment sales and improved product reliability.

Revenue for 1993 was $7.7 billion, down 8% from 1992 revenue of $8.4 billion. Sales declined 13% to $4.7 billion in 1993 from $5.4 billion in 1992, due to decreases in sales of enterprise systems and servers, departmental servers and desktop systems, and custom defense systems, offset in part by an increase in software revenue. Services revenue increased 19% to $1.6 billion in 1993 from $1.3 billion in 1992. Equipment maintenance revenue declined 14% to $1.4 billion in 1993 from $1.7 billion in 1992, due principally to a decline in equipment sales and improved product reliability.

Revenue from international operations in 1994 was $3.8 billion, up 3% from 1993, due principally to an increase in revenue in Japan. Revenue from the remainder of the Pacific Asia area and from Europe was approximately the same as last year. The effect of foreign currency translation on 1994 revenue was not material. Revenue from U.S. operations in 1994 was $3.6 billion, down 11% from 1993. This decline was caused by a 20% reduction in U.S. revenue from the Government Systems business. Revenue from operations outside the U.S. in 1993 was $3.7 billion, down 14% from 1992. Approximately 35% of this revenue decline was due to the negative impact of currency translation. Revenue from U.S. operations in both 1993 and 1992 was $4.1 billion.

In 1994, the Company received approximately 16% of its revenue from custom defense systems, down from 20% in both 1993 and 1992. A substantial portion of this revenue was derived from contracts with agencies of the U.S. Department of Defense and the Canadian Department of National Defence. Any future declines in defense industry spending or increased competition could affect the Company's ability to obtain new defense contracts, and no assurance can be given that current, in-process, multiple-year contracts will not be downsized or discontinued.

Total gross profit margin decreased to 33% in 1994 (35% excluding the 1994 special charge) from 37% in 1993. Sales gross profit margin in 1994 was 39% (both before and after the charge) compared to 41% in 1993; services gross profit margin for 1994 was 21% (22% excluding the charge) compared to 23% in 1993; and equipment maintenance gross profit margin for 1994 was 35% (40% excluding the charge) compared to 43% in 1993. Total gross profit margin is expected to continue to be pressured by competitive pricing and the continuing shift to lower-margin products and services. In addition, business risks associated with services contracts, particularly large, multi-year, fixed-price systems integration contracts, may from time to time create volatility in margins.

In 1992, total gross profit margin was 36%, sales gross profit margin was 38%, services gross profit margin was 21%, and equipment maintenance gross profit margin was 42%.

Selling, general and administrative expenses for 1994 were $1.7 billion, an increase of 1% from $1.6 billion in 1993. Exclusive of the special charge, selling, general and administrative expenses were $1.6 billion in 1994, a slight decline from 1993. Selling, general and administrative expenses were $1.8 billion in 1992. Total employment at December 31, 1994 was approximately 46,300 compared to approximately 49,000 at December 31, 1993 and 54,300 at December 31, 1992.

Research and development expenses in 1994 were $483.4 million compared to $515.2 million in 1993, a decline of 6%. Exclusive of the special charge, research and development expenses were $455.5 million in 1994, a decline of 12% from 1993. Research and development expenses in 1993 were $515.2 million compared to $535.9 million in 1992. The reduction in 1994 principally reflects the Company's move to common hardware platforms and technologies. The declines are also consistent with the continuing shift of revenue to services business which requires less research and development.

As a result of the above, operating income was $306.0 million in 1994 (4.1% of revenue) compared to $734.1 million in 1993 (9.5% of revenue) and $720.7 million in 1992 (8.6% of revenue). Exclusive of the special charge, operating income in 1994 was $491.2 million, or 6.6% of revenue.

Interest expense was $203.7 million in 1994, down from $241.7 million in 1993, reflecting principally lower average debt levels. Interest expense in 1993 was down from $340.6 million in 1992, reflecting both lower average debt levels and lower average interest rates.

Other income in 1994 was $50.9 million compared to $11.0 million in 1993 and $55.5 million in 1992. The increase in other income in 1994 compared to 1993 was due principally to favorable foreign currency translation and lower contingency expenses related to "Ill Wind" settlement payments. Included in 1994 and 1993 are charges of $.7 million and $20.0 million, respectively, related to the "Ill Wind" settlement. This settlement requires the Company to make contingency payments based on proceeds from asset sales and on net income. Since net income after preferred dividends for 1994 was a loss, no contingency payments were due on this aspect of the settlement. The $.7 million represents amounts due on proceeds from asset sales. The maximum contingent amount payable in 1995 under this settlement agreement is $40.0 million.

It is the Company's policy to minimize its exposure to foreign currency fluctuations. On a net basis, and after taking into account the cost of the Company's hedging program, foreign currency effects had a minimal effect on pretax results in each of the past three years.

Income before income taxes for 1994 was $153.2 million ($339.4 million exclusive of the special charge). Income before income taxes in 1993 and 1992 was $503.4 million and $435.6 million, respectively.

Estimated income taxes were $45.0 million in 1994 ($98.1 million before the special charge) compared with $141.8 million in 1993 and $139.4 million in 1992. Included in 1993 is a net benefit of $19.2 million, or $.09 per fully diluted common share, relating to a U.S. tax law change enacted in August of 1993. This law increased the top corporate tax rate from 34% to 35% retroactive to January 1, 1993. Since the Company had net deferred tax assets in the U.S., the effect of the tax rate change was to increase these tax assets with a corresponding reduction in provision for taxes. The 1995 worldwide effective tax rate is expected to be approximately 34%.

Net income for 1994 was $100.5 million compared to $565.4 million in 1993 and $361.2 million in 1992. Income before the special charge, extraordinary items, and changes in accounting principles was $241.3 million in 1994, $361.6 million in 1993 and $296.2 million in 1992.

Excluding the effects of the special charge, extraordinary items, and accounting changes, fully diluted earnings per common share in 1994 were $.71 compared to $1.48 in 1993 and $1.04 in 1992.

Accounting Changes and Extraordinary Items
- ------------------------------------------

Effective January 1, 1994, the Company adopted the Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS")112, "Employers' Accounting for Postemployment Benefits Other Than Pensions." SFAS 112 establishes financial accounting standards for employers that provide benefits to former or inactive employees after employment but before retirement. The effect of adoption on the Company's consolidated financial position, consolidated statement of income, and liquidity was immaterial.

Effective January 1, 1994, the Company also adopted SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities" and SFAS 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." SFAS 115 establishes financial accounting standards for investments in equity securities that have readily determinable fair values and for all investments in debt securities. SFAS 119 establishes disclosure requirements about derivative financial instruments.

In 1994, the Company recorded an extraordinary charge for repurchases of debt of $7.7 million, net of $5.1 million of income tax benefits, or $.04 per fully diluted common share.

Effective January 1, 1993, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS 109, "Accounting for Income Taxes." The adoption of SFAS 106 decreased net income for 1993 by $194.8 million, net of $124.5 million of income tax benefits, or $.79 per fully diluted common share, and the adoption of SFAS 109 increased net income for 1993 by $425.0 million, or $1.73 per fully diluted common share. See Notes 4 and 12 of the Notes to Consolidated Financial Statements.

At December 31, 1994, the Company had deferred tax assets in excess of deferred tax liabilities of $1,155 million. For the reasons cited below, management believes that it is more likely than not that $828 million of such assets will be realized, therefore resulting in a valuation allowance of $327 million. In assessing the likelihood of realization of this asset, the Company has considered various factors including its forecast of future taxable income and available tax planning strategies that could be implemented to realize deferred tax assets.

The principal basis used to assess the likelihood of realization was the Company's forecast of future taxable income which was adjusted by applying probability factors to the achievement of this forecast. Forecasted taxable income is expected to arise from ordinary and recurring operations and to be sufficient to realize the entire amount of net deferred tax assets. Approximately $2.4 billion of future taxable income (predominantly U.S.) is needed to realize all of the net deferred tax assets.

The Company's net deferred tax assets include substantial amounts of net operating loss and tax credit carryforwards. The major portion of such carryforwards expire in 1998 and beyond. In addition, substantial amounts of foreign net operating losses have an indefinite carryforward period. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. In recent years, the information management business has undergone dramatic changes and there can be no assurance that in the future there could not be increased competition or other factors which may result in a decline in sales or margins, loss of market share, or technological obsolescence. The Company will evaluate quarterly the realizability of its net deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary.

In 1993, the Company settled certain lawsuits in connection with its sale of the Sperry Aerospace Group in December 1986 to Honeywell, Inc. The Aerospace Group was part of Sperry Corporation, which was acquired by the Company in September 1986 in the largest acquisition at the time in the computer industry. The lawsuits alleged violations of securities laws and fraudulent and negligent misrepresentations of interim financial statements of the Sperry Aerospace Group as of and for the six months ended September 30, 1986 prepared in connection with the sale. The sale of the Aerospace Group as a non-strategic business was part of the financing strategy for the acquisition of Sperry Corporation and was carried out very shortly after the completion of this acquisition. The Aerospace Group operations were never reported in the financial results of the Company. The settlement of litigation arising out of the sale, therefore, was unrelated to the ordinary activities of the Company. Accordingly, the Company reported this litigation settlement as an extraordinary charge of $26.4 million, net of $16.8 million of income tax benefits, or $.11 per fully diluted common share.

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

Financial Condition
- -------------------

Net cash provided by operating activities amounted to $648.8, $1,019.7, and $1,176.5 million in 1994, 1993, and 1992, respectively. Investments in properties and rental equipment were $225.7, $196.8, and $251.7 million in 1994, 1993, and 1992, respectively. Proceeds from sales of properties were $24.8, $26.5, and $90.3 million in 1994, 1993, and 1992, respectively.

During 1994, the Company repurchased and redeemed $112.5 million of debt. The Company intends, from time to time, to continue to redeem or repurchase its securities in the open market or in privately negotiated transactions depending upon availability, market conditions, and other factors.

In 1993, the Securities and Exchange Commission declared effective a registration statement filed by the Company covering $500 million of debt or equity securities. The registration statement enables the Company to be prepared for future market opportunities. Proceeds from future offerings of these securities are anticipated to be used for general corporate purposes, including reduction or refinancing of debt.

The Company has a $300 million revolving credit agreement with a syndicate of banks, which expires on May 31, 1995. This agreement provides for short-term borrowings and up to $100 million of letters of credit. During 1994, there were no borrowings under this agreement.

At December 31, 1994, total debt was $1.9 billion, a decline of $111.8 million from December 31, 1993 principally due to the repurchases and redemptions described above. Cash, cash equivalents, and marketable securities at December 31, 1994 were $884.6 million compared to $950.5 million at December 31, 1993. During 1994, debt net of cash and marketable securities decreased $45.9 million to $1.1 billion. As a percent of total capital, debt net of cash and marketable securities was 29% at December 31, 1994 and 1993.

Dividends paid on preferred stock amounted to $228.0 million in 1994 compared to $183.7 million in 1993 and $46.1 million in 1992. The current-year amount includes full payment for all preferred dividend arrearages.

Stockholders' equity decreased $91.0 million during 1994, principally reflecting net income of $100.5 million and favorable currency translation adjustments of $20.0 million offset by preferred dividends of $214.6 million.

The Company expects to settle certain open tax years with the Internal Revenue Service in late 1995 or early 1996. It is expected that such settlements will result in cash payments of approximately $130 million (including interest). These payments will not affect earnings since provision for these taxes has been made in prior years.

Consolidated Statement of Income
Unisys Corporation

- ------------------------------------------------------------------------------
Year Ended December 31
(Millions, except per share data)                   1994       1993       1992
- ------------------------------------------------------------------------------
Revenue
Sales                                           $4,077.8   $4,705.4   $5,399.5
Services                                         1,980.2    1,593.1    1,336.4
Equipment maintenance                            1,341.7    1,444.0    1,686.0
- ------------------------------------------------------------------------------
                                                 7,399.7    7,742.5    8,421.9
- ------------------------------------------------------------------------------
Costs and expenses
Cost of sales                                    2,507.2    2,798.7    3,342.8
Cost of services                                 1,561.1    1,225.2    1,061.6
Cost of equipment maintenance                      872.7      820.4      980.1
Selling, general and administrative expenses     1,669.3    1,648.9    1,780.8
Research and development expenses                  483.4      515.2      535.9
- ------------------------------------------------------------------------------
                                                 7,093.7    7,008.4    7,701.2
- ------------------------------------------------------------------------------
Operating income                                   306.0      734.1      720.7
Interest expense                                   203.7      241.7      340.6
Other income, net                                   50.9       11.0       55.5
- ------------------------------------------------------------------------------
Income before income taxes                         153.2      503.4      435.6
Estimated income taxes                              45.0      141.8      139.4
- ------------------------------------------------------------------------------
Income before extraordinary items and
    changes in accounting principles               108.2      361.6      296.2
Extraordinary items                                 (7.7)     (26.4)      65.0
Effect of changes in accounting principles                    230.2
- ------------------------------------------------------------------------------
Net income                                         100.5      565.4      361.2
Dividends on preferred shares                      120.1      121.6      122.1
- ------------------------------------------------------------------------------
Earnings (loss) on common shares                $  (19.6)  $  443.8   $  239.1
- ------------------------------------------------------------------------------
Earnings (loss) per common share
Primary
Before extraordinary items and changes
  in accounting principles                      $   (.07)  $   1.46   $   1.06
Extraordinary items                                 (.04)      (.16)       .40
Effect of changes in accounting principles                     1.39
- ------------------------------------------------------------------------------
Total                                           $   (.11)  $   2.69   $   1.46
- ------------------------------------------------------------------------------
Fully diluted
Before extraordinary items and changes
  in accounting principles                      $   (.07)  $   1.48   $   1.04
Extraordinary items                                 (.04)      (.11)       .36
Effect of changes in accounting principles                      .94
- ------------------------------------------------------------------------------
Total                                           $   (.11)  $   2.31   $   1.40
- ------------------------------------------------------------------------------

See notes to consolidated financial statements.

Consolidated Balance Sheet
Unisys Corporation

December 31 (Millions)                                         1994      1993
- -----------------------------------------------------------------------------
Assets
- -----------------------------------------------------------------------------
Current assets
Cash and cash equivalents                                  $  868.4  $  835.4
Marketable securities                                          16.2     115.1
Accounts and notes receivable, net                          1,063.8   1,088.2
Inventories                                                   773.0     753.9
Deferred income taxes                                         310.5     313.4
Other current assets                                          109.6      94.1
- -----------------------------------------------------------------------------
Total                                                       3,141.5   3,200.1
- -----------------------------------------------------------------------------
Long-term receivables, net                                     75.1     104.3
- -----------------------------------------------------------------------------
Properties and rental equipment                             2,714.3   2,776.0
Less-Accumulated depreciation                               1,780.6   1,814.2
- -----------------------------------------------------------------------------
Properties and rental equipment, net                          933.7     961.8
- -----------------------------------------------------------------------------
Cost in excess of net assets acquired                       1,142.5   1,183.9
- -----------------------------------------------------------------------------
Investments at equity                                         315.8     303.6
- -----------------------------------------------------------------------------
Deferred income taxes                                         583.2     543.8
- -----------------------------------------------------------------------------
Other assets                                                1,132.1   1,221.7
- -----------------------------------------------------------------------------
Total                                                      $7,323.9  $7,519.2
- -----------------------------------------------------------------------------

- -----------------------------------------------------------------------------
Liabilities and stockholders' equity
- -----------------------------------------------------------------------------
Current liabilities
Notes payable                                              $    8.9  $    6.0
Current maturities of long-term debt                           71.2      25.0
Accounts payable                                              986.1   1,027.0
Other accrued liabilities                                   1,178.9   1,016.1
Dividends payable                                              26.6      39.9
Estimated income taxes                                        237.7     251.9
- -----------------------------------------------------------------------------
Total                                                       2,509.4   2,365.9
- -----------------------------------------------------------------------------
Long-term debt                                              1,864.1   2,025.0
- -----------------------------------------------------------------------------
Other liabilities                                             345.9     432.8
- -----------------------------------------------------------------------------
Stockholders' equity
Preferred stock                                             1,570.3   1,570.2
Common stock, shares issued:
  1994 - 171.8; 1993 - 171.2                                    1.7       1.7
Retained earnings                                              45.7     159.8
Other capital                                                 986.8     963.8
- -----------------------------------------------------------------------------
Stockholders' equity                                        2,604.5   2,695.5
- -----------------------------------------------------------------------------
Total                                                      $7,323.9  $7,519.2
- -----------------------------------------------------------------------------

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows
Unisys Corporation

- ----------------------------------------------------------------------------------
Year Ended December 31 (Millions)                    1994        1993        1992
- ----------------------------------------------------------------------------------
Cash flows from operating activities
Net income                                      $   100.5   $   565.4   $   361.2
Add (deduct) items to reconcile net income to
  net cash provided by operating activities:
Effects of extraordinary items and changes
  in accounting principles                            7.7      (203.8)      (65.0)
Depreciation                                        258.3       290.8       357.0
Amortization:
  Marketable software                               150.5       144.6       131.8
  Cost in excess of net assets acquired              41.4        41.3        41.4
(Increase) decrease in deferred income taxes,
 net                                                (55.8)      202.6       (12.2)
Decrease in receivables, net                         40.7       313.3       594.6
(Increase) decrease in inventories                  (19.1)      119.9       151.0
Increase (decrease) in accounts payable and
  other accrued liabilities                         145.7      (314.4)     (347.1)
(Decrease) increase in estimated income taxes       (12.2)     (164.9)       16.3
(Decrease) in other liabilities                     (69.6)      (61.2)      (20.3)
Decrease (increase) in other assets                  44.9        53.7      (172.6)
Other                                                15.8        32.4       140.4
- ----------------------------------------------------------------------------------
Net cash provided by operating activities           648.8     1,019.7     1,176.5
- ----------------------------------------------------------------------------------
Cash flows from investing activities
Proceeds from investments                         1,792.7     1,821.2     2,060.1
Purchases of investments                         (1,816.4)   (1,829.4)   (2,033.7)
Proceeds from marketable securities                 197.9       146.5
Purchases of marketable securities                  (97.2)     (187.2)      (73.7)
Proceeds from sales of properties                    24.8        26.5        90.3
Investment in marketable software                  (121.3)     (118.7)     (110.2)
Capital additions of properties and
  rental equipment                                 (225.7)     (196.8)     (251.7)
- ----------------------------------------------------------------------------------
Net cash used for investing activities             (245.2)     (337.9)     (318.9)
- ----------------------------------------------------------------------------------
Cash flows from financing activities
Proceeds from issuance of debt                                              973.6
Principal payments of debt                         (140.1)     (394.4)     (404.7)
Net proceeds from (reduction in)
  short-term borrowings                               2.9       (47.2)   (1,362.2)
Dividends paid on preferred shares                 (228.0)     (183.7)      (46.1)
Other                                                 3.7         7.1         1.7
- ----------------------------------------------------------------------------------
Net cash used for financing activities             (361.5)     (618.2)     (837.7)
- ----------------------------------------------------------------------------------
Effect of exchange rate changes on cash
  and cash equivalents                               (9.1)      (37.3)      (24.4)
- ----------------------------------------------------------------------------------
Increase (decrease) in cash and cash
 equivalents                                         33.0        26.3        (4.5)
- ----------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year        835.4       809.1       813.6
- ----------------------------------------------------------------------------------
Cash and cash equivalents, end of year          $   868.4   $   835.4   $   809.1
- ----------------------------------------------------------------------------------

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

Marketable securities
- ---------------------

Marketable securities, consisting principally of unsecured corporate obligations, are carried at cost plus accrued interest, which approximates market.

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

Properties, rental equipment and depreciation
- ---------------------------------------------

Properties and rental equipment are carried at cost and are depreciated over the estimated lives of such assets using the straight-line method. Leasehold improvements are amortized over the shorter of the asset lives or the terms of the respective leases. The principal rates used are summarized below by classification of properties:

- ---------------------------------------------
                            Rate per Year (%)
- ---------------------------------------------
Buildings                                 2-5
Machinery and equipment                  5-25
Tools and test equipment            10-33 1/3
Rental equipment                           25
- ---------------------------------------------

Revenue recognition
- -------------------

Sales revenue is generally recorded upon shipment of product in the case of sales contracts, upon shipment of the program in the case of software, and upon installation in the case of sales-type leases. Revenue from services and equipment maintenance is recorded as earned over the lives of the respective contracts.

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

Earnings per common share
- -------------------------

In 1994, the computation of both primary and fully diluted earnings per share was based on the weighted average number of outstanding common shares. The inclusion of additional shares assuming the exercise of stock options, conversion of Series A Cumulative Convertible Preferred Stock, or conversion of the 8 1/4% convertible subordinated notes due August 1, 2000 would have been antidilutive. In 1993 and 1992, the computation of primary earnings per share was based on the weighted average number of outstanding common shares and additional shares assuming the exercise of stock options, and the computation of fully diluted earnings per share assumed the conversion of the 8 1/4% convertible subordinated notes due August 1, 2000. The computation of fully diluted earnings per share for 1993 further assumed conversion of Series A Cumulative Convertible Preferred Stock. The inclusion of additional shares assuming the conversion of Series A Cumulative Convertible Preferred Stock would have been antidilutive in 1992. The shares used in the computations for the three years ended December 31, 1994 were as follows (in thousands):

- ------------------------------------------
                  1994     1993     1992
- ------------------------------------------
Primary          170,752  165,070  163,725
Fully diluted    170,752  246,550  181,813
- ------------------------------------------

Software capitalization
- -----------------------

The cost of development of computer software to be sold or leased is capitalized and amortized to cost of sales over the estimated revenue-producing lives of the products, but not in excess of three years following product release. Unamortized marketable software costs (which are included in other assets) at December 31, 1994 and 1993 were $265.3 and $294.5 million, respectively.

Cost in excess of net assets acquired
- -------------------------------------

Cost in excess of net assets acquired represents the excess of cost over fair value of the net assets of Sperry Corporation and Convergent, Inc., which is being amortized on the straight-line method over 40 years and 12 years, respectively. Accumulated amortization at December 31, 1994 and 1993 was $566.1 and $524.7 million, respectively.

The carrying value of cost in excess of net assets acquired is reviewed for impairment whenever events or changes in circumstances indicate that it may not be recoverable. If such an event occured, the Company would prepare projections of future results of operations for the remaining amortization period. If such projections indicated that the cost in excess of net assets acquired would not be recoverable, the Company's carrying value of such asset would be reduced by the estimated excess of such value over projected income.

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

The Company also enters into forward exchange contracts and options which have been designated as hedges of certain transactional exposures. Gains and losses on these instruments are deferred and are recognized in income together with the transaction being hedged.

2.  1994 special charge

In the fourth quarter of 1994, the Company recorded a pretax charge of $186.2 million, $133.1 million after tax, or $.78 per fully diluted common share. The charge was related to involuntary employee termination benefits including severance, notice pay, medical and other benefits for approximately 4,600 people and was taken to reduce the Company's cost structure. Such costs were accrued and charged to expense in accordance with a management plan which was approved and announced in the fourth quarter of 1994. Actual costs incurred are charged to the accrued liability when the actions are taken.

The 1994 pretax charge of $186.2 million was recorded in the statement of income as follows: cost of sales, $30.3 million; cost of services, $17.5 million; cost of equipment maintenance, $61.8 million; selling, general and administrative expenses, $47.7 million; research and development expenses, $27.9 million; and other income, net, $1.0 million.

Cash expenditures during 1994 relating to the current actions were $6.3 million for 825 terminations, and are expected to be approximately $150 million in 1995. The remainder, which relates primarily to foreign operations, is expected to be expended in 1996.

3.  Accounting changes and extraordinary items

Effective January 1, 1994, the Company adopted the Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS")112, "Employers' Accounting for Postemployment Benefits Other Than Pensions." SFAS 112 establishes financial accounting standards for employers that provide benefits to former or inactive employees after employment but before retirement. The effect of adoption on the Company's consolidated financial position, consolidated statement of income, and liquidity was immaterial.

Effective January 1, 1994, the Company also adopted SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities" and SFAS 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." SFAS 115 establishes financial accounting standards for investments in equity securities that have readily determinable fair values and for all investments in debt securities. SFAS 119 establishes disclosure requirements about derivative financial instruments.

In 1994, the Company recorded an extraordinary charge for the repurchases of debt of $7.7 million, net of $5.1 million of income tax benefits, or $.04 per fully diluted common share.

Effective January 1, 1993, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS 109, "Accounting for Income Taxes." The adoption of SFAS 106 decreased net income $194.8 million, net of $124.5 million of income tax benefits, or $.79 per fully diluted common share, and the adoption of SFAS 109 increased net income by $425.0 million, or $1.73 per fully diluted common share. For further discussion of SFAS 106 and 109, see notes 12 and 4, respectively.

In 1993, the Company settled certain lawsuits in connection with its sale of the Sperry Aerospace Group in December 1986 to Honeywell, Inc. The Aerospace Group was part of Sperry Corporation, which was acquired by the Company in September 1986 in the largest acquisition at the time in the computer industry. The lawsuits alleged violations of securities laws and fraudulent and negligent misrepresentations of interim financial statements of the Sperry Aerospace Group as of and for the six months ended September 30, 1986 prepared in connection with the sale. The sale of the Aerospace Group as a non-strategic business was part of the financing strategy for the acquisition of Sperry Corporation and was carried out very shortly after the completion of this acquisition. The Aerospace Group operations were never reported in the financial results of the Company. The settlement of litigation arising out of the sale, therefore, was unrelated to the ordinary activities of the Company. Accordingly, the Company reported this litigation settlement as an extraordinary charge of $26.4 million, net of $16.8 million of income tax benefits, or $.11 per fully diluted common share.

In 1992, the Company recorded an extraordinary item of $65.0 million, or $.36 per fully diluted common share, related to the tax benefit of book operating loss carryforwards. See note 4.

4.  Estimated income taxes

- -------------------------------------------------------------------------------
Year ended December 31 (Millions)                    1994       1993      1992
- -------------------------------------------------------------------------------
Income before income taxes
   United States                                   $ 23.3     $375.7    $129.9
   Foreign                                          129.9      127.7     305.7
- -------------------------------------------------------------------------------
Total income before income taxes                   $153.2     $503.4    $435.6
- -------------------------------------------------------------------------------
Estimated income taxes
   Current
      United States                                $ 25.0     $ (2.0)   $ 38.4
      Foreign                                        87.9      (34.3)    119.6
      State and local                               (12.1)     (10.2)      2.3
- -------------------------------------------------------------------------------
      Total                                         100.8      (46.5)    160.3
- -------------------------------------------------------------------------------
   Deferred
      United States                                 (32.8)     127.8
      Foreign                                       (23.0)      47.5     (20.9)
      State and local                                           13.0
- -------------------------------------------------------------------------------
      Total                                         (55.8)     188.3     (20.9)
- -------------------------------------------------------------------------------
Total estimated income taxes                       $ 45.0     $141.8    $139.4
- -------------------------------------------------------------------------------

Reconciliation of United States statutory tax rate to effective tax rate follows:

- -------------------------------------------------------------------------------
Year ended December 31                               1994       1993      1992
- -------------------------------------------------------------------------------
United States statutory
   income tax rate                                   35.0%      35.0%     34.0%
State taxes                                          (7.9)        .8        .4
Tax refund claims                                   (21.9)       (.8)     (3.9)
Amortization of cost in excess
    of net assets acquired                            9.4        2.9       3.2
Difference in estimated
   income taxes on foreign
   earnings and remittances                          14.0       (2.8)      (.5)
Change in U.S. tax rate                                         (3.8)
Other                                                  .8       (3.1)     (1.2)
- -------------------------------------------------------------------------------
Effective tax rate                                   29.4%      28.2%     32.0%
- -------------------------------------------------------------------------------

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

The tax effects of temporary differences and carryforwards which give rise to significant portions of deferred tax assets and liabilities at December 31, 1994 and 1993 were as follows:

- ----------------------------------------------------------------------------
December 31 (Millions)                                    1994       1993
- ----------------------------------------------------------------------------
Deferred tax assets:
Tax loss carryforwards                                  $  470.7   $  379.5
Foreign tax credit carryforwards                           287.4      334.8
Other tax credit carryforwards                              81.2       93.0
Capitalized R&D                                            134.6      171.4
Depreciation                                               113.7      115.2
Postretirement benefits                                    122.9      112.8
Employee benefits                                           81.4       91.5
Restructuring                                               82.3       60.3
Other                                                      255.2      239.0
- ----------------------------------------------------------------------------
                                                         1,629.4    1,597.5
Valuation allowance                                       (326.8)    (350.1)
- ----------------------------------------------------------------------------
Total deferred tax assets                               $1,302.6   $1,247.4
- ----------------------------------------------------------------------------
Deferred tax liabilities:
Pensions                                                $  305.4   $  281.4
Other                                                      168.8      193.4
- ----------------------------------------------------------------------------
Total deferred tax liabilities                          $  474.2   $  474.8
- ----------------------------------------------------------------------------

SFAS 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. During 1994, the net decrease in the valuation allowance was $23.3 million.

Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $600 million at December 31, 1994. Such earnings are expected to be reinvested indefinitely. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practicable. The additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be substantially offset by U.S. tax credits for foreign taxes already paid. While there are no specific plans to distribute the undistributed earnings in the immediate future, where economically appropriate to do so, such earnings may be remitted.

Cash paid during 1994, 1993, and 1992 for income taxes was $87.6, $118.1, and $157.5 million, respectively.

At December 31, 1994, the Company has U.S. federal and state and local tax loss carryforwards and foreign tax loss carryforwards for certain foreign subsidiaries, the tax effect of which is approximately $470.7 million. These carryforwards will expire as follows (in millions): 1995, $31.5; 1996, $16.7;

1997, $11.5; 1998, $16.9; 1999, $35.7; and $358.4 thereafter.  The Company also has available tax credit carryforwards of approximately $368.6 million, which will expire as follows (in millions): 1995, $96.6; 1996, $2.6; 1997, $2.1; 1998,
$114.6; 1999, $94.4; and $58.3 thereafter.

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

In 1994, the Internal Revenue Service continued its audit of Sperry Corporation for the years ended March 31, 1985 and 1986 and for the short period ended September 16, 1986. The audit of Timeplex, Inc. for the period July 1, 1984 to January 22, 1988 was completed in 1994, with agreements reached on all outstanding issues. The Company is currently contesting issues in connection with Sperry Corporation for the years ended March 31, 1980-1984, and for Convergent, Inc. for the years 1981-1988. In management's opinion, adequate provisions for income taxes have been made for all years.

5  Current and long-term receivables, net

Current and long-term receivables, net comprise the following:

- ------------------------------------------------------------------------------
December 31 (Millions)                                          1994      1993
- ------------------------------------------------------------------------------
Accounts receivable, net                                    $1,029.4  $1,052.9
Sales-type leases, net                                          83.9     112.5
Installment accounts, net                                       25.6      27.1
- ------------------------------------------------------------------------------
Total, net                                                   1,138.9   1,192.5
Less - Current receivables, net                              1,063.8   1,088.2
- ------------------------------------------------------------------------------
Long-term receivables, net                                  $   75.1  $  104.3
- ------------------------------------------------------------------------------

6  Inventories

Inventories comprise the following:

- ------------------------------------------------------------------------------
December 31 (Millions)                                          1994      1993
- ------------------------------------------------------------------------------
Finished equipment and supplies                             $  355.0  $  354.1
Work in process and raw materials                              418.0     399.8
- ------------------------------------------------------------------------------
Total inventories                                           $  773.0  $  753.9
- ------------------------------------------------------------------------------

At December 31, 1994 and 1993, inventories included $297.4 and $288.0 million, respectively, of costs related to long-term contracts or programs. Progress payments applied against inventories at December 31, 1994 and 1993 amounted to $83.9 and $108.5 million, respectively.

7  Properties and rental equipment

Properties and rental equipment comprise the following:

- -------------------------------------------------------------------------------
December 31 (Millions)                                         1994      1993
- -------------------------------------------------------------------------------
Land                                                         $  101.2  $  105.6
Buildings                                                       343.6     362.7
Machinery and equipment                                       1,511.0   1,489.3
Tools and test equipment                                        334.2     362.4
Unamortized leasehold improvements                               51.9      51.8
Construction in progress                                         33.3      25.6
Rental equipment                                                339.1     378.6
- -------------------------------------------------------------------------------
Total properties and rental equipment                        $2,714.3  $2,776.0
- -------------------------------------------------------------------------------

8  Other accrued liabilities

Other accrued liabilities comprise the following:

- -------------------------------------------------------------------------------
December 31 (Millions)                                           1994      1993
- -------------------------------------------------------------------------------
Payrolls and commissions                                     $  337.0  $  360.0
Customers' deposit and prepayments                              436.0     353.8
Taxes other than income taxes                                   157.5     143.7
Restructuring                                                   209.3     111.1
Other                                                            39.1      47.5
- -------------------------------------------------------------------------------
Total other accrued liabilities                              $1,178.9  $1,016.1
- -------------------------------------------------------------------------------

9  Long-term debt

Long-term debt comprises:

- -------------------------------------------------------------------------------
December 31 (Millions)                                           1994      1993
- -------------------------------------------------------------------------------
10 5/8% senior notes due 1999                                $  330.1  $  400.0
8 1/4% convertible subordinated
   notes due 2000                                               345.0     345.0
9 3/4% senior notes due 1996                                    238.1     250.0
Credit sensitive notes due 1997                                 291.8     300.0
9 3/4% senior sinking fund
   debentures due 2016                                          190.0     190.0
9 1/2% notes due 1998                                           197.5     200.0
8 7/8% notes due 1997                                           135.0     135.0
6 3/4% bonds due 1995                                            17.1      16.8
Japanese yen, 5.52% due 1996                                    100.3     100.3
11 3/8% subordinated notes due 1995                              50.0      50.0
8.2% sinking fund debentures                                               20.0
Other                                                            40.4      42.9
- -------------------------------------------------------------------------------
Total                                                         1,935.3   2,050.0
Less - Current maturities                                        71.2      25.0
- -------------------------------------------------------------------------------
Total long-term debt                                         $1,864.1  $2,025.0
- -------------------------------------------------------------------------------

Total long-term debt maturities in 1995, 1996, 1997, 1998, and 1999 are $71.2, $342.3, $427.8, $208.4, and $341.5 million, respectively.

Cash paid during 1994, 1993, and 1992 for interest was $208.9, $256.7, and $324.7 million, respectively.

The Company has a $300 million revolving credit agreement with a syndicate of banks which expires on May 31, 1995. This agreement provides for short-term borrowings and up to $100 million of letters of credit. The terms of the agreement, which were revised to adjust for the 1994 special charge, provide for a minimum net worth requirement and interest coverage ratio, as defined therein. Additional terms include a limitation on the payment of dividends, prepayment of debt, and amount of outstanding debt. The Company is required to have no borrowings outstanding under the revolving credit agreement for thirty consecutive days, or fifteen consecutive days during each half, of each calendar year. During 1994, there were no borrowings under this agreement, and at December 31, 1994, the Company was in compliance with all of its terms.

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

10  Leases

Rental expense, less income from subleases, for 1994, 1993, and 1992 was $210.2, $228.1, and $253.0 million, respectively.

Minimum net rental commitments under noncancelable operating leases outstanding at December 31, 1994, substantially all of which relate to real properties, were as follows: 1995, $186.6 million; 1996, $164.4 million; 1997, $135.3 million;
1998, $107.9 million; 1999, $89.0 million; and thereafter, $546.1 million.

11  Business segment information

The Company operates primarily in one business segment-information systems and related services and supplies. This segment represents more than 90% of consolidated revenue, operating profit and identifiable assets. The Company's operations are structured to achieve consolidated objectives. As a result, significant interdependencies and overlaps exist among the Company's operating units. Accordingly, the revenue, operating profit and identifiable assets shown for each geographic area may not be indicative of the amounts which would have been reported if the operating units were independent of one another.

Sales and transfers between geographic areas are generally priced to recover cost plus an appropriate mark-up for profit. Operating profit is revenue less related costs and direct and allocated operating expenses, excluding interest and the unallocated portion of corporate expenses. Corporate assets are those assets maintained for general purposes, principally cash and cash equivalents, marketable securities, costs in excess of net assets acquired, prepaid pension assets, deferred taxes, investments at equity, and corporate facilities.

No single customer accounts for more than 10% of revenue. Revenue from various agencies of the U.S. Government approximated $1,628, $2,287, and $2,424 million in 1994, 1993, and 1992, respectively.

A summary of the Company's operations by geographic area is presented below:

- ------------------------------------------------------------------------------
(Millions)                                       1994        1993        1992
- ------------------------------------------------------------------------------
United States
  Customer revenue                          $ 3,634.5   $ 4,072.5   $ 4,149.7
  Affiliate revenue                             772.3     1,054.4     1,396.2
- ------------------------------------------------------------------------------
  Total                                     $ 4,406.8   $ 5,126.9   $ 5,545.9
- ------------------------------------------------------------------------------
  Operating profit                          $   129.7   $   461.6   $   303.4
  Identifiable assets                         1,698.5     1,880.3     2,455.9
- ------------------------------------------------------------------------------
Europe
  Customer revenue                          $ 1,940.1   $ 1,930.8   $ 2,477.8
  Affiliate revenue                              47.2       107.5       163.7
- ------------------------------------------------------------------------------
  Total                                     $ 1,987.3   $ 2,038.3   $ 2,641.5
- ------------------------------------------------------------------------------
  Operating profit (loss)                   $   (82.0)  $  (164.3)  $    58.2
  Identifiable assets                           758.2       702.4     1,043.0
- ------------------------------------------------------------------------------
Americas/Pacific
  Customer revenue                          $ 1,825.1   $ 1,739.2   $ 1,794.4
  Affiliate revenue                             186.7       182.9       231.6
- ------------------------------------------------------------------------------
  Total                                     $ 2,011.8   $ 1,922.1   $ 2,026.0
- ------------------------------------------------------------------------------
  Operating profit                          $   434.3   $   488.3   $   511.7
  Identifiable assets                           653.8       636.8       726.6
- ------------------------------------------------------------------------------
Adjustments and eliminations
  Affiliate revenue                         $(1,006.2)  $(1,344.8)  $(1,791.5)
  Operating profit                               18.4        17.1         9.3
  Identifiable assets                           (50.7)      (66.6)     (136.8)
- ------------------------------------------------------------------------------
Consolidated
  Revenue                                   $ 7,399.7   $ 7,742.5   $ 8,421.9
- ------------------------------------------------------------------------------
  Operating profit                          $   500.4   $   802.7   $   882.6
  General corporate expenses                   (143.5)      (57.6)     (106.4)
  Interest expense                             (203.7)     (241.7)     (340.6)
- ------------------------------------------------------------------------------
  Income before income taxes                $   153.2   $   503.4   $   435.6
- ------------------------------------------------------------------------------
  Identifiable assets                       $ 3,059.8   $ 3,152.9   $ 4,088.7
  Corporate assets                            4,264.1     4,366.3     3,460.0
- ------------------------------------------------------------------------------
  Total assets                              $ 7,323.9   $ 7,519.2   $ 7,548.7
- ------------------------------------------------------------------------------

12  Employee plans

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

For plans covered by the Employee Retirement Income Security Act ("ERISA"), the Company's funding policy is to fund in accordance with ERISA funding standards. The various benefit formulas and the funding methods used in the international plans are in accordance with local requirements. Plan assets generally are invested in common stocks, fixed-income securities, insurance contracts, and real estate. At December 31, 1994, the assets of the Company's U.S. pension plans included approximately 2.2 million shares of the Company's common stock valued at approximately $19 million.

Net curtailment gains of $11.3, $5.8, and $18.2 million have been recognized in 1994, 1993, and 1992, respectively.

Other postretirement benefits
- -----------------------------

The Company provides certain health care benefits for U.S. employees who retired or terminated after qualifying for such benefits. Most international employees are covered by government-sponsored programs and the cost to the Company is not significant. The Company expects to fund its share of such benefit costs principally on a pay-as-you-go basis.

The Company adopted SFAS 106 effective January 1, 1993. Prior years' financial statements have not been restated. SFAS 106 required the Company to change from the cash basis of accounting for such benefits by requiring the accrual, during the years that the employee renders services, of the estimated cost of providing such benefits.

In November 1992, the Company announced changes to its postretirement benefit plans, effective January 1, 1993, whereby the Company's current subsidy will be phased out, ending as of January 1, 1996. Several lawsuits have been brought by plan participants challenging the announced changes to the plans, and the Company is defending them vigorously. In 1994, several of these lawsuits were resolved which resulted in the Company recognizing income of $13.8 million ($8.0 million amortization of prior service benefit and $5.8 million settlement).

Amounts included in expense for 1992, under the previous cash basis of accounting, was $60.5 million. The adoption of SFAS 106 had the effect of decreasing 1993 postretirement benefit expense by $28.1 million, or $.07 per fully diluted common share.

Net periodic postretirement benefit cost for 1994 and 1993 includes the following components:

- -------------------------------------------------------------------------------
Year ended December 31 (Millions)                                 1994    1993
- -------------------------------------------------------------------------------
Service cost -
  benefits earned during the period                              $ 1.0   $ 1.2
Interest cost on accumulated
  postretirement benefit obligation                               22.1    26.1
Amortization of prior service benefit                             (8.0)
Net amortization and deferral                                     (2.5)     .5
Return on plan assets                                               .5    (3.3)
- -------------------------------------------------------------------------------
Net periodic postretirement benefit cost                         $13.1   $24.5
- -------------------------------------------------------------------------------

The status of the plan and amounts recognized in the Company's consolidated balance sheet at December 31, 1994 and 1993 were as follows:

- -------------------------------------------------------------------------------
Year ended December 31 (Millions)                                1994     1993
- -------------------------------------------------------------------------------
Actuarial present value of accumulated postretirement
 benefit obligation:
  Retirees                                                     $240.2   $290.7
  Fully eligible active plan participants                        16.7     15.1
  Other active plan participants                                 12.3     19.1
- -------------------------------------------------------------------------------
                                                                269.2    324.9
Less plan assets at fair value                                  (26.5)   (30.2)
- -------------------------------------------------------------------------------
Accrued postretirement benefit liability
  in excess of plan assets                                      242.7    294.7
Unrecognized net loss                                           (27.9)    (9.9)
Unrecognized prior service benefit                               39.2
- -------------------------------------------------------------------------------
Accrued postretirement benefit obligation
recognized in the consolidated balance sheet                   $254.0   $284.8
- -------------------------------------------------------------------------------

As of December 31, 1994, $225.3 million of this liability was classified as long-term and $28.7 million was classified as a current liability.

The assumed rate of return on plan assets was 8% and 10% in 1994 and 1993, respectively, and the weighted average discount rate used to measure the accumulated postretirement benefit obligation was 8.75% at December 31, 1994 and 7.35% at December 31, 1993. The assumed health care cost trend rate used in measuring the expected cost of benefits covered by the plan was 11% for 1995, gradually declining to 6.5% in 2004 and thereafter. A one-percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 1994 by $13.9 million and increase the aggregate of the service and interest cost components of net periodic postretirement health care benefit cost by $2.4 million.

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

Retirement benefits
- -------------------

The plans' funded status and amounts recognized in the Company's consolidated balance sheet at December 31, 1994 and 1993 were as follows:

                                           Assets Exceed Accumulated Benefits          Accumulated Benefits Exceed Assets
                                    -------------------------------------------------------------------------------------
(Millions)                                 U.S. Plans           Int'l  Plans         U.S. Plans            Int'l Plans
                                    --------------------    -----------------   ------------------   --------------------
                                        1994        1993      1994       1993      1994       1993       1994        1993
- -------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit
 obligations:
 Vested benefit obligation          $2,893.5   $ 3,188.5   $ 519.7   $  476.7   $  40.5   $   44.6    $  44.9   $    26.7
- -------------------------------------------------------------------------------------------------------------------------
 Accumulated benefit
  obligation                        $2,975.3   $ 3,306.8   $ 536.0   $  502.7   $  42.1   $   46.9    $  67.6   $    42.1
- -------------------------------------------------------------------------------------------------------------------------
 Projected benefit obligation       $3,016.1   $ 3,372.0   $ 603.8   $  566.6   $  45.1   $   51.6    $  75.7   $    48.3
Plan assets at fair value            3,211.2     3,431.2     652.8      659.3                            42.5        26.2
- -------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation
  less than (in excess of)
  plan assets                          195.1        59.2      49.0       92.7     (45.1)     (51.6)     (33.2)      (22.1)
Unrecognized net loss (gain)           561.9       697.0      37.9      (16.7)      4.2       11.6        7.7          .8
Unrecognized prior service
 (benefit) cost                       (143.8)     (172.1)      4.7       12.5       2.2        1.5        2.0         1.7
Unrecognized net (asset)
 obligation at date of adoption          (.6)        (.8)     (1.8)      (3.2)      4.8        5.7        3.5         4.5
- -------------------------------------------------------------------------------------------------------------------------
Prepaid pension cost
 (pension liability)
 recognized in the
 consolidated
 balance sheet                      $  612.6   $   583.3   $  89.8    $  85.3   $ (33.9)  $  (32.8)   $ (20.0)   $  (15.1)
- --------------------------------------------------------------------------------------------------------------------------

Net periodic pension cost for 1994, 1993, and 1992 includes the following components:
- --------------------------------------------------------------------------------------------------------------------------
(Millions)                                                           U.S. Plans                 International Plans
- --------------------------------------------------------------------------------------------------------------------------
                                                              1994       1993      1992       1994       1993        1992
- --------------------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the period           $  60.6   $   58.9   $  33.4   $   22.2    $  18.4   $    21.7
Interest cost on projected benefit obligation                249.6      246.8     239.0       42.7       42.3        47.3
Return on assets                                               6.0     (372.8)   (153.6)      33.8     (116.1)      (49.5)
Net amortization and deferral                               (327.6)      41.6    (170.8)     (86.8)      58.2       (10.6)
- --------------------------------------------------------------------------------------------------------------------------
Net periodic pension (income) cost                         $ (11.4)  $  (25.5)  $ (52.0)  $   11.9    $   2.8   $     8.9
- --------------------------------------------------------------------------------------------------------------------------
The assumptions used to determine the above data were as follows:
- --------------------------------------------------------------------------------------------------------------------------
Discount rate                                                 8.75%      7.38%     8.50%      7.48%      6.93%       8.53%
Rate of increase in compensation levels                       5.40%      5.13%     6.25%      4.43%      4.27%       6.25%
Expected long-term rate of return on assets                  10.00%     10.00%    10.00%      8.40%      9.15%       9.49%
- --------------------------------------------------------------------------------------------------------------------------

Stock plans
A summary of the changes in shares under option for all plans follows:
- --------------------------------------------------------------------------------------------------------------------------
Year ended December 31,                                           1994                                          1993
- --------------------------------------------------------------------------------------------------------------------------
(Shares in thousands)                        Shares             Price Range               Shares               Price Range
- --------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning
 of year                                   15,402.2             $3 3/4-44 1/2           14,048.3           $ 3 3/4-44 1/2
Granted                                     4,499.2             $8 5/8-14 3/8            3,501.2           $10 1/8-13 5/8
Exercised                                    (654.0)            $3 3/4-14 7/8           (1,566.6)          $ 3 3/4- 9 7/8
Canceled                                   (1,773.9)                                      (580.7)
- --------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                 17,473.5             $3 3/4-44 1/2           15,402.2           $ 3 3/4-44 1/2
- --------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year                  9,619.9                                      8,987.2
- --------------------------------------------------------------------------------------------------------------------------
Shares available for granting options
 at end of year                             2,104.5                                      2,157.7
- --------------------------------------------------------------------------------------------------------------------------

13  Stockholders' equity

The Company has 360,000,000 authorized shares of common stock, par value $.01 per share. The Company has 40,000,000 shares of authorized preferred stock, par value $1 per share, issuable in series.

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

In 1992, the Company resumed the payment of dividends on preferred stock, which had been suspended in February 1991. During 1994, all cumulative preferred dividend arrearages were paid.

Each share of Series A Preferred Stock (i) accrues quarterly cumulative dividends of $3.75 per share per annum, (ii) has a liquidation preference of $50.00 plus accrued and unpaid dividends, (iii) is convertible into 1.67 shares of the Company's common stock, subject to customary anti-dilution adjustments, and (iv) is redeemable at the option of the Company under certain circumstances and at varying prices. If, on the date used to determine stockholders of record for a meeting of stockholders at which directors are to be elected, preferred stock dividends are in arrears in an amount equal to at least six quarterly dividends, the number of members of the Board of Directors will be increased by two as of the date of such stockholders' meeting and the holders of shares of Series A Preferred Stock will be entitled to vote for and elect such two additional directors.

Mitsui & Co., Ltd. ("Mitsui") owns $150 million of convertible preferred stock, which includes 10 shares of Series B Preferred Stock and 20 shares of Series C Preferred Stock. The Series B Preferred Stock and the Series C Preferred Stock are convertible at the option of the holder into the Company's common stock at conversion prices of $20.00 and $21.00 per share, respectively, subject to customary anti-dilution adjustments. Both Series B Preferred Stock and Series C Preferred Stock (i) have a stated value of $5 million per share, (ii) accrue quarterly cumulative dividends based on such stated value at 8 7/8% per annum until June 28, 1995 and 9 1/2% per annum from June 28, 1995 to June 28, 1997,
(iii) accrue dividends on the amount of any unpaid dividends, (iv) are redeemable at the option of the Company at a premium which is determined by reference to interest rates then in effect and the amount of time then remaining to June 28, 1997, and (v) are entitled to receive upon liquidation the stated value plus accrued and unpaid dividends. In the event that the Series B Preferred Stock and Series C Preferred Stock have not been previously redeemed by the Company or converted by the holder, the Company will be required to convert both series into the Company's common stock based on the then-current market price after June 28, 1996 (or after June 28, 1995 if so requested by Mitsui, the original holder of the Series B Preferred Stock and Series C Preferred Stock), or earlier under certain extraordinary circumstances, and conduct a managed sale program of the common stock. Such conversions and sales must, in general, be completed by June 28, 1997. To the extent that the proceeds received by Mitsui from such managed sale program are less than the stated value of the shares so converted, plus accrued and unpaid dividends and a present valued premium amount if such conversion takes place before June 28, 1997, the Company has agreed to issue additional shares of capital stock to Mitsui which will be sold in a manner approved by the Company until Mitsui receives proceeds equal to the sum of such amounts. Shares of Series B Preferred Stock and Series C Preferred Stock rank pari passu with each other and with Series A Preferred Stock, and the holders of Series A, B and C Preferred Stock have priority as to dividends over holders of the Company's common stock and other series or classes of the Company's stock which rank junior with regard to dividends. Each series of Cumulative Convertible Preferred Stock is non-voting except with respect to certain matters relating to the rights and preferences of such series. With respect to such matters, each of the Series B Preferred Stock and Series C Preferred Stock votes separately as a class. The Series A Preferred Stock also votes as a class on these matters, but its class includes the Series B Preferred Stock and Series C Preferred Stock, as well as any other series of preferred stock having equal rank as to dividends and liquidation rights.

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

At December 31, 1994, 111.2 million shares of unissued common stock of the Company were reserved for the following: 57.2 million for convertible preferred stock, 33.7 million for the 8 1/4% convertible subordinated debentures and 20.3 million for stock options, stock purchase and savings plans.

Changes in stockholders' equity during the three years ended December 31, 1994 were as follows:

                                                                                                           Other Capital
                                                                                                    -----------------------------
                                                                                       Retained                Trans-
                                                 Preferred Stock                       Earnings                lation
                                           -----------------------------    Common   (Accumulated   Treasury   Adjust-   Paid-in
(Millions)                                  Series A  Series B  Series C     Stock     Deficit)       Stock    ments     Capital
- ----------------------------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1991             $1,428.0     $50.0    $100.0      $1.6     $(497.0)     $ (9.3)   $(295.8)  $1,236.9
   Issuance of stock under stock
    purchase, option and
    other plans                                                                                        (.2)                  1.7
   Restricted stock                                                                                   (5.6)                  5.6
   Issuance of stock under
    license agreement                                                                                  1.5                   (.7)
   Net income                                                                            361.2
   Dividends                                                                             (92.2)
   Translation adjustments                                                                                      (41.7)
   Other                                                                                                                      .1
- ----------------------------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1992              1,428.0      50.0     100.0       1.6      (228.0)      (13.6)    (337.5)   1,243.6
   Issuance of stock under stock
    purchase, option and
    other plans                                                                                       (1.7)                  7.1
   Contribution to pension plan                                                 .1                                          89.2
   Net income                                                                            565.4
   Dividends                                                                            (177.6)
   Translation adjustments                                                                                      (23.3)
   Other                                        (7.8)
- ----------------------------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1993              1,420.2      50.0    100.0        1.7       159.8       (15.3)    (360.8)   1,339.9
   Issuance of stock under stock
    purchase, option and
    other plans                                                                                        (.7)                  3.6
   Net income                                                                            100.5
   Dividends                                                                            (214.6)
   Translation adjustments                                                                                       20.0
   Other                                          .1                                                                          .1
- ------------------------------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1994             $1,420.3     $50.0   $100.0       $1.7     $  45.7      $(16.0)   $(340.8)  $1,343.6
- ------------------------------------------------------------------------------------------------------------------------------------


   Changes in issued shares during the three years ended December 31, 1994 were as follows:

                                                                Preferred Stock
                                                ---------------------------------------       Common     Treasury
                                                 Series A      Series B     Series C          Stock       Stock
- ------------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1991                28,560,889            10           20       162,196,687  (505,671)
   Issuance of stock under stock
      purchase, option and other plans                                                         405,115   (26,249)
   Restricted stock                                                                                     (216,522)
   Issuance of stock under license agreement                                                              75,887
   Other                                           (1,291)                                       2,234
- -------------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1992                28,559,598            10           20       162,604,036  (672,555)
   Issuance of stock under stock
      purchase, option and other plans                                                       1,566,568  (133,628)
   Contribution to pension plan                                                              7,000,000
   Other                                         (155,159)                                         423
- -------------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1993                28,404,439            10           20       171,171,027  (806,183)
   Issuance of stock under stock
      purchase, option or other plans                                                          654,024   (58,861)
   Other                                              747                                        2,298
- -------------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1994                28,405,186            10           20       171,827,349  (865,044)
- -------------------------------------------------------------------------------------------------------------------

14  Financial instruments

The Company uses derivative financial instruments to reduce its exposure to market risks from changes in foreign exchange rates and interest rates. The Company does not hold or issue financial instruments for speculative trading purposes. The derivative instruments used are foreign exchange forward contracts and options, and interest rate and foreign currency swap agreements. These derivatives, which are over-the-counter instruments, are non-leveraged and involve little complexity.

The Company monitors and controls its risks in the derivative transactions referred to above by periodically assessing the cost of replacing, at market rates, those contracts in the event of default by the counterparty. The Company believes such risk to be remote. In addition, before entering into derivative contracts, and periodically during the life of the contract, the Company reviews the counterparty's financial condition.

Due to its foreign operations, the Company is exposed to the effects of foreign exchange rate fluctuations on the U.S. dollar. Foreign exchange forward contracts and options generally having maturities of less than nine months are entered into for the sole purpose of hedging long-term investments in foreign subsidiaries and certain transactional exposures.

The cost of foreign currency options is recorded in prepaid expenses in the consolidated balance sheet. At December 31, 1994, such prepaid expense was $5.1 million. When the U.S. dollar strengthens against foreign currencies, the decline in value of the underlying exposures is partially offset by gains in the value of purchased currency options designated as hedges. When the U.S. dollar weakens, the increase in the value of the underlying exposures is reduced only by the premium paid to purchase the options. The cost of options and any gains thereon are reported in income when the related transactions being hedged (generally within twelve months) are recognized.

The Company also enters into foreign exchange forward contracts. Gains and losses on such contracts hedging transactional exposures are deferred and included in other liabilities until the corresponding transaction is recognized. At December 31, 1994, the Company had a total of $1,483.7 million (of notional value) of foreign exchange forward contracts, $811.2 million to sell foreign currencies and $672.5 million to buy foreign currencies. At December 31, 1993, the Company had a total of $511.5 million of such contracts, $330.2 million to sell foreign currencies and $181.3 million to buy foreign currencies. At December 31, 1994, a realized net gain of approximately $12.9 million was deferred and included in other liabilities on such contracts. Gains or losses on foreign exchange forward contracts which hedge foreign currency transactions are reported in income when the related transactions being hedged (generally within twelve months) are recognized. Gains or losses on those contracts which hedge long-term investments in foreign subsidiaries are reported in a separate component of stockholders' equity for translation adjustments.

The Company uses interest rate swap agreements to effectively convert variable rate obligations to a fixed rate basis, and uses foreign currency swaps to effectively convert foreign currency denominated debt to U.S. dollar denominated debt in order to reduce the impact of interest rate and foreign currency rate changes on future income. The differential to be paid or received under these agreements is recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or current receivables. At December 31, 1994, the weighted average fixed rate paid by the Company was

9.1%. The fair values of the swap agreements are not recognized in the financial statements. At December 31, 1994, the Company had three interest rate swap contracts with a total notional value of $63.8 million, of which $13.6 million expires in 1995 and $50.2 million expires in 1996, and one foreign currency swap for $50.1 million expiring in 1996. During the three years ended December 31, 1994, there were no terminations of swap contracts. Accordingly, there were no deferred gains or losses related to such swaps as of December 31, 1994.

Financial instruments comprise the following:

- -------------------------------------------------------------------------------
December 31 (millions)                                         1994       1993
- -------------------------------------------------------------------------------
Outstanding:
   Long-term debt                                          $1,935.3   $2,050.0
   Foreign exchange forward contracts*                      1,483.7      511.5
   Foreign exchange options*                                  373.9      392.3
   Interest rate swaps*                                        63.8      296.3
   Foreign currency swaps*                                     50.1       50.1
- -------------------------------------------------------------------------------
Estimated fair value:
   Long-term debt                                           1,935.6    2,273.2
   Foreign exchange forward contracts                       1,484.1      505.1
   Foreign exchange options                                     4.8       11.5
   Interest rate swaps                                          (.9)     (13.9)
   Foreign currency swaps                                      22.1       12.3
- -------------------------------------------------------------------------------

*notional value

Financial instruments also include temporary cash investments and customer accounts receivable. Temporary investments are placed with creditworthy financial institutions, primarily in over-securitized treasury repurchase agreements, Euro-time deposits or commercial paper of major corporations. The Company's cash equivalents and marketable securities are classified as available-for-sale and at December 31, 1994 principally have maturities of less than one month. Due to the short maturities of these instruments, they are carried in the balance sheet at cost plus accrued interest, which approximates market value. Realized gains or losses during 1994, as well as unrealized gains or losses at December 31, 1994, were immaterial. Receivables are due from a large number of customers which are dispersed worldwide across many industries. At December 31, 1994 and 1993, the Company had no significant concentrations of credit risk.

For foreign currency contracts and options, no impact on financial position or results of operations would result from a change in the level of the underlying rate, price or index. All of the Company's foreign currency contracts and options are hedges against specific exposures and have been accounted for as such. Therefore, a change in the derivative's value would be offset with an equal but opposite change in the hedged item.

The carrying amount of cash, cash equivalents, and marketable securities approximates fair value because of the short maturity of these instruments. The fair value of the Company's long-term debt was based on the quoted market prices for publicly traded issues. For debt which is not publicly traded, the fair value was estimated based on current yields to maturity for the Company's publicly traded debt with similar maturities. In estimating the fair value of its derivative positions, the Company utilizes quoted market prices, if available, or quotes obtained from outside sources.

15  Litigation

The "Ill Wind" global settlement agreement between the Company and the U.S. Government requires, among other things, that the Company make contingency payments, through 1997, not to exceed a total of $90 million, subject to annual caps, based upon the amount of asset sales and net income reported by the Company during such period. Through December 31, 1994, the Company has expensed $24.5 million of such contingency payments.

There are various lawsuits, claims, and proceedings that have been brought or asserted against the Company. Although the ultimate results of these lawsuits, claims, and proceedings are not presently determinable, management does not expect that these matters will have a material adverse effect on the Company's consolidated financial position, consolidated statement of income, or liquidity.

Report of Independent Auditors


To the Board of Directors of Unisys Corporation

We have audited the accompanying consolidated balance sheets of Unisys Corporation at December 31, 1994 and 1993 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of Unisys Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unisys Corporation at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, in 1993 the Company changed its method of accounting for postretirement benefits other than pensions and income taxes.

Ernst & Young LLP

Philadelphia, Pennsylvania
January 25, 1995

Supplemental Financial Data (Unaudited)
Unisys Corporation


Quarterly financial information

- ---------------------------------------------------------------------------------------------------
                                                   First     Second     Third    Fourth
(Millions, except per share data)                Quarter    Quarter   Quarter   Quarter       Year
- ---------------------------------------------------------------------------------------------------
1994
- ---------------------------------------------------------------------------------------------------
Revenue                                         $1,688.9   $1,799.2  $1,788.1  $2,123.5   $7,399.7
Gross profit                                       597.6      628.0     610.2     622.9    2,458.7
Income (loss) before income taxes                   95.3       70.2      60.5     (72.8)     153.2
Income (loss) before extraordinary item             67.7       49.9      42.9     (52.3)     108.2
Net income (loss)                                   60.0       49.9      42.9     (52.3)     100.5
Dividends on preferred shares                       30.1       30.0      30.0      30.0      120.1
Earnings (loss) on common shares                    29.9       19.9      12.9     (82.3)     (19.6)
Earnings (loss) per common share - primary
 and fully diluted
 Before extraordinary item                           .21        .12       .08      (.48)      (.07)
 Extraordinary item                                 (.04)                                     (.04)
- ---------------------------------------------------------------------------------------------------
 Total                                               .17        .12       .08      (.48)      (.11)
- ---------------------------------------------------------------------------------------------------
Market price per common share - high              16 1/2     15 1/4    11 1/4    12 1/8     16 1/2
                              - low               12 1/2      8 5/8     8 5/8     8 1/4      8 1/4
- ---------------------------------------------------------------------------------------------------
1993
- ---------------------------------------------------------------------------------------------------
Revenue                                         $1,907.5   $1,927.2  $1,806.7  $2,101.1   $7,742.5
Gross profit                                       689.1      752.1     662.9     794.1    2,898.2
Income before income taxes                          83.5      151.5      95.4     173.0      503.4
Income before extraordinary item
  and changes in accounting principles              56.8      103.0      84.1     117.7      361.6
Net income                                         260.6      103.0      84.1     117.7      565.4
Dividends on preferred shares                       30.4       30.6      30.3      30.3      121.6
Earnings on common shares                          230.2       72.4      53.8      87.4      443.8
Earnings per common share - primary
  Before extraordinary item
   and changes in accounting principles              .16        .44       .33       .53       1.46
  Extraordinary item                                (.16)                                     (.16)
  Effect of changes in accounting principles        1.39                                      1.39
- ---------------------------------------------------------------------------------------------------
  Total                                             1.39        .44       .33       .53       2.69
- ---------------------------------------------------------------------------------------------------
Earnings per common share - fully diluted
  Before extraordinary item
   and changes in accounting principles              .23        .39       .29       .46       1.48
  Extraordinary item                                (.11)                                     (.11)
  Effect of changes in accounting principles         .94                                       .94
- ---------------------------------------------------------------------------------------------------
  Total                                             1.06        .39       .29       .46       2.31
- ---------------------------------------------------------------------------------------------------
Market price per common share - high              13 7/8     13 3/4    12 1/4    13 1/8     13 7/8
                              - low                9 7/8     10 3/4     9 7/8    10 3/4      9 7/8
- ---------------------------------------------------------------------------------------------------


In the fourth quarter of 1994, the Company recorded a special charge of $186.2 million, or $.78 per fully diluted common share. See Note 2 to the Notes to Consolidated Financial Statements.

In the first quarter of 1993, the Company adopted SFAS 106 and 109. See Note 3 to the Notes to Consolidated Financial Statements.

The individual quarterly per common share amounts may not total to the per common share amount for the full year because of accounting rules governing the computation of earnings per common share.

Market prices per common share are as quoted on the New York Stock Exchange composite listing.


Eight-year summary of selected financial data
- ------------------------------------------------------------------------------------------------------------------------------------


(Millions, except per share data)            1994       1993      1992       1991        1990        1989        1988     1987##
- ------------------------------------------------------------------------------------------------------------------------------------

Results of operations
Revenue                                  $7,399.7   $7,742.5  $8,421.9  $ 8,696.1   $10,111.3   $10,096.9   $ 9,935.2  $ 9,732.0
Operating income (loss)                     306.0      734.1     720.7     (578.9)       44.0      (210.2)    1,106.1    1,117.7
Income (loss) before
 income taxes                               153.2      503.4     435.6   (1,288.3)     (337.3)     (554.3)      958.6      951.3
Income (loss) before
 extraordinary items and
 changes in accounting
 principles                                 108.2      361.6     296.2   (1,393.3)     (436.7)     (639.3)      680.6      578.0
Net income (loss)                           100.5      565.4     361.2   (1,393.3)     (436.7)     (639.3)      680.6      578.0
Dividends on preferred
 shares                                     120.1      121.6     122.1      121.2       114.3       107.2       107.1      106.9
Earnings (loss) on common
 shares                                     (19.6)     443.8     239.1   (1,514.5)     (551.0)     (746.5)      573.5      471.1
Earnings (loss) per common
 share*
 Primary                                     (.11)      2.69      1.46      (9.37)      (3.45)      (4.71)       3.58       3.15
 Fully diluted                               (.11)      2.31      1.40      (9.37)      (3.45)      (4.71)       3.27       2.93
Dividends declared per
 common share                                                                             .50        1.00         .98     90 2/3
Financial position
Working capital                          $  632.1   $  834.2  $  646.3  $   557.7   $   597.5   $ 1,540.0   $ 2,438.6  $ 1,752.6
Total assets                              7,323.9    7,519.2   7,548.7    8,473.0    10,319.8    10,779.6    11,561.0   10,601.8
Long-term debt                            1,864.1    2,025.0   2,172.8    2,694.6     2,494.6     3,247.8     3,078.1    2,377.1
Common stockholders'
 equity#                                  1,034.2    1,057.3     541.8      342.1     1,907.0     2,452.9     3,526.1    3,118.3
Common stockholders'
 equity per share                            6.05       6.21      3.35       2.12       11.79       15.49       22.24      20.90
- ------------------------------------------------------------------------------------------------------------------------------------
Other data
Engineering, research and
 development**                           $  870.9   $  934.7  $  980.7  $ 1,147.4   $ 1,274.8   $ 1,445.2   $ 1,419.5  $ 1,318.5
Capital additions of
 properties and rental
 equipment                                  225.7      196.8     251.7      248.3       460.1       615.4       669.9      720.9
Investment in marketable
 software                                   121.3      118.7     110.2      167.7       210.5       195.0       183.6      114.7
Depreciation                                258.3      290.8     357.0      459.4       528.9       533.5       593.2      590.8
Amortization
 Marketable software                        150.5      144.6     131.8      241.0       161.6       111.5        64.2       30.7
 Cost in excess of net
 assets acquired                             41.4       41.3      41.4      251.2        61.7        59.2        35.0       26.9
Common shares outstanding
 (millions)                                 171.0      170.4     161.9      161.7       161.8       158.4       158.6      149.2
Stockholders of record
 (thousands)                                 45.3       47.8      51.7       54.6        52.3        45.6        42.4       38.6
Employees (thousands)                        46.3       49.0      54.3       60.3        75.3        82.3        93.0       92.5
- ------------------------------------------------------------------------------------------------------------------------------------

   *Includes in 1994 an extraordinary item of $(.04) primary and fully diluted; in 1993, the effect of changes in accounting principles and extraordinary item of $1.23 primary and $.83 fully diluted; and in 1992, an extraordinary item of $.40 primary and $.36 fully diluted.

   # After deduction of cumulative preferred dividends in arrears.

   ** Includes company and customer-funded research and development.

   # # Years prior to 1987 are not comparable with those presented here due to the merger of Sperry Corporation and Burroughs Corporation in 1986.


Revenue by similar classes of  products and services
- -------------------------------------------------------------------------------------------------
Year ended December 31 (Millions)            1994                 1993                  1992
- -------------------------------------------------------------------------------------------------
Enterprise systems and servers        $1,415.3     19%     $1,648.4      21%     $1,966.1     23%
Departmental servers and
 desktop systems                         749.6     10         750.3      10       1,083.6     13
Software                                 712.2     10         779.9      10         712.2      8
Custom defense systems                 1,200.7     16       1,526.8      20       1,637.6     20
- -------------------------------------------------------------------------------------------------
Total sales                            4,077.8     55       4,705.4      61       5,399.5     64
Information services and
 systems integration                   1,980.2     27       1,593.1      21       1,336.4     16
Equipment maintenance                  1,341.7     18       1,444.0      18       1,686.0     20
- -------------------------------------------------------------------------------------------------
Total                                 $7,399.7    100%     $7,742.5     100%     $8,421.9    100%
- -------------------------------------------------------------------------------------------------

Enterprise systems and servers comprise a complete line of small to large processors and related communications and peripheral products, such as printers, storage devices, and document handling processors and equipment. Departmental servers and desktop systems include UNIX servers, workstations, personal computers, and terminals. Software consists of application and systems software. Custom defense systems include specialized information processing systems, software, and services marketed primarily to government defense agencies. Information services and systems integration includes systems integration, outsourcing services, application development, information planning, and education. Equipment maintenance results from charges for preventive maintenance, spare parts, and other repair activities.

Individual products have been assigned to a specific class based on a variety of factors. Over time, reclassification of products may be necessary because of changing technology, Company strategy, and market conditions. Such evolution from year to year must be kept in mind when using this table for trend analysis.

Common Stock Information
- --------------------------------------------------------------------------------
Unisys common stock (trading symbol "UIS") is listed for trading on the New York Stock Exchange and on exchanges in Amsterdam, Antwerp, Basel, Brussels, Geneva, Lausanne, London, and Zurich.

At December 31, 1994, there were 171 million shares outstanding and about 45,000 stockholders of record.