Form 10-K, Exhibit 13
period 1995-12-31
UNISYS CORP
filed 1996-02-22
CIK 746838

Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
                 ---------------------------------------------

OVERVIEW
--------
In 1995, the company reported a net loss of $624.6 million, or $4.35 per primary and fully diluted common share, compared to net income of $100.5 million, or a loss of $.11 per primary and fully diluted common share, in 1994. Results include fourth quarter charges of $846.6 million pretax ($670.5 million after tax) in 1995 and $186.2 million pretax ($133.1 million after tax) in 1994. See Note 2 of the Notes to Consolidated Financial Statements.

In October of 1995, the company announced that it would realign internally into three business units - information services, support services and computer systems - each with its own marketing and sales organization. In the fourth quarter of 1995, in connection with this realignment, the company recorded a restructuring charge of $717.6 million ($581.9 million after tax), or $3.39 per primary and fully diluted common share. The charge covers (a) $436.6 million for work force reductions of approximately 7,900 people including severance, notice pay, medical and other benefits, (b) $218.6 million for consolidation of office facilities and manufacturing capacity, and (c) $62.4 million for costs associated with product and program discontinuances. Cash requirements for these charges are expected to approximate $400 million in 1996 and $150 million in 1997. However, depending on the timing of implementation, cash savings are expected to significantly offset the 1996 cash requirements and more than offset the 1997 amount. As a result of the restructuring actions, the company expects to generate annualized savings in excess of $500 million by the end of 1996 and $600 million by the end of 1997. In addition, in the fourth quarter of 1995, the company recorded a charge for contract losses of $129.0 million ($88.6 million after tax), or $.51 per primary and fully diluted share, primarily related to a few large multi-year, fixed-price systems integration contracts. Included in the charge is $65.5 million, due to developments with respect to contract terminations.

In 1996, the company may experience a slow first half because of potential disruption caused by the realignment of its operations into three business units. The company's priorities in 1996 will be to focus on the effective and timely implementation of its new three business unit model and the execution of its restructuring plan. In addition, the company will focus on operational issues, including planned product introductions, working capital management and improvement in the processes for qualification, bidding and execution of long-term, fixed-price systems integration contracts.

In May of 1995, the company sold its defense business for cash of $862 million. A loss on the sale of $9.8 million, or $.06 per primary and fully diluted share, was recorded in the fourth quarter of 1995 after completion of the purchase price adjustment process. The net results of the defense operations for all periods presented are reported separately in the Consolidated Statement of Income as "income from discontinued operations." Prior period financial statements have been restated to report the defense business as a discontinued operation. See Note 3 of the Notes to Consolidated Financial Statements.

Results of Operations
---------------------
Revenue for 1995 was $6.2 billion, up 4% from 1994 revenue of $6.0 billion. Approximately two-thirds of the overall increase in revenue was caused by foreign currency changes. Sales revenue declined 8% to $2.6 billion in 1995 from $2.9 billion in 1994, due to decreases in sales of enterprise systems and servers (21%), offset by increases in sales of departmental servers and desktop systems (6%) and software (3%). Services revenue increased 25% to $2.2 billion in 1995 from $1.8 billion in 1994. Equipment maintenance revenue increased 1% in 1995 to $1.4 billion from $1.3 billion in 1994.

Revenue for 1994 was $6.0 billion, as an increase in services revenue of 30% offset declines in sales revenue of 9% and equipment maintenance revenue of 7%.

Revenue from international operations in 1995 was $3.8 billion, up 6% from 1994, due principally to foreign currency changes. Revenue from U.S. operations in 1995 was $2.4 billion, up 1% from 1994. Revenue from operations outside the U.S. in 1994 was $3.6 billion, up 4% from 1993, due principally to an increase in revenue in Japan. Revenue from U.S. operations in 1994 was $2.4 billion, down 5% from 1993.

Sales gross profit margin was 39% in 1995 compared to 45% in 1994; services gross profit margin was 8% in 1995 compared to 22% in 1994; and equipment maintenance gross profit margin was 29% in 1995 compared to 35% in 1994. Excluding restructuring charges in both years: sales gross profit margin was 43% in 1995 compared to 47% in 1994; services gross profit margin was 15% in 1995 compared to 23% in 1994; and equipment maintenance gross profit margin was 36% in 1995 compared to 40% in 1994. The decline in sales gross profit margin was due in large part to a higher proportion of lower-margin personal computer sales and the reduced volume of large computer systems sales. The decline in services gross profit margin was principally due to provisions for loss contracts in 1995. The decline in equipment maintenance gross profit margin was due in large part to a higher proportion of lower-margin multivendor maintenance.

Total gross profit margin was 26% in 1995 (32% excluding restructuring charges) compared to 36% in 1994 (38% excluding restructuring charges). The total gross profit margin is expected to continue to reflect the continuing shift to lower-margin products and services as well as competitive pricing. In addition, business risks associated with services contracts, particularly large, multi-year, fixed-price systems integration contracts, may from time to time create volatility in margins.

In 1993, total gross profit margin was 43%, sales gross profit margin was 51%, services gross profit margin was 25%, and equipment maintenance gross profit margin was 43%.

Selling, general and administrative expenses in 1995 were $1.9 billion compared to $1.5 billion in 1994. Exclusive of restructuring charges, selling, general and administrative expenses in 1995 were $1.6 billion, an increase of 5% from $1.5 billion in 1994. Approximately one-half of the increase was due to the effects of foreign currency changes. Selling, general and administrative expenses were $1.5 billion in 1993.

Research and development expenses in 1995 were $409.5 million compared to $463.6 million in 1994. Exclusive of restructuring charges, research and development expenses were $366.8 million in 1995 compared to $435.7 million in 1994, a decline of 16%. In 1993, research and development expenses were $489.3 million. Reductions in research and development expenses principally reflect the company's move to common hardware platforms and technologies. In addition, research and development expense as a percent of total revenue is expected to decline consistent with the increasing proportion of revenue from the services businesses, which require less research and development expenditures.

In 1995, the company reported an operating loss of $698.1 million compared to operating income of $154.4 million in 1994 and $572.4 million in 1993. Exclusive of restructuring charges, operating income in 1995 was $19.5 million (.3% of revenue) compared to $339.6 million (5.7% of revenue) in 1994 and $572.4 million (9.6% of revenue) in 1993.

Interest expense was $202.1 million in 1995, $203.7 million in 1994 and $241.7 million in 1993. The decline in 1994 from 1993 was due principally to lower average debt levels.

Other income in 1995 was $119.1 million compared to $63.9 million in 1994 and $40.2 million in 1993. The increase in other income in 1995 compared to 1994 was due principally to higher royalty and interest income. The increase in other income in 1994 compared to 1993 was due principally to favorable foreign currency translation.

It is the company's policy to minimize its exposure to foreign currency fluctuations. Due to a weakening of the U.S. dollar compared to foreign currencies, foreign currency changes, including the cost of hedging, had a positive effect on net income in 1995 when compared to last year.

The loss from continuing operations before income taxes for 1995 was $781.1 million ($63.5 million exclusive of restructuring charges) compared to income in 1994 of $14.6 million ($200.8 million exclusive of restructuring charges) and income in 1993 of $370.9 million.

Estimated income taxes in 1995 were a benefit of $153.8 million ($18.1 million benefit before the restructuring charge) compared to a 1994 provision of $2.5 million ($55.6 million before the restructuring charge) and a 1993 provision of $84.6 million.

The net loss for 1995 was $624.6 million compared to net income of $100.5 million in 1994 and $565.4 million in 1993.

Accounting Changes and Extraordinary Items
------------------------------------------
In 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and SFAS 123, "Accounting for Stock-Based Compensation." Both of these statements are required to be adopted by January 1, 1996. The company does not expect that adoption of SFAS 121 and 123 will have a material effect on its consolidated financial position, consolidated statement of income, or liquidity. For further discussion, see Note 4 of the Notes to Consolidated Financial Statements.

In 1994, the company recorded an extraordinary charge for repurchases of debt of $7.7 million, net of $5.1 million of income tax benefits, or $.04 per fully diluted common share.

Effective January 1, 1993, the company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS 109, "Accounting for Income Taxes." The adoption of SFAS 106 decreased net income $194.8 million, net of $124.5 million of income tax benefits, or $.79 per fully diluted common share, and the adoption of SFAS 109 increased net income by $425.0 million, or $1.73 per fully diluted common share. For further discussion of SFAS 106 and 109, see Notes 15 and 7, respectively, of the Notes to Consolidated Financial Statements.

At December 31, 1995, the company had deferred tax assets in excess of deferred tax liabilities of $1,457 million. For the reasons cited below, management determined that it is more likely than not that $958 million of such assets will be realized, therefore resulting in a valuation allowance of $499 million. In assessing the likelihood of realization of this asset, the company considered various factors including its forecast of future taxable income and available tax planning strategies that could be implemented to realize deferred tax assets.

The principal methods used to assess the likelihood of realization were the company's forecast of future taxable income, which was adjusted by applying probability factors to the achievement of this forecast, and tax planning strategies. The combination of forecasted taxable income and tax planning strategies are expected to be sufficient to realize the entire amount of net deferred tax assets. Approximately $2.8 billion of future taxable income (predominantly U.S.) is needed to realize all of the net deferred tax assets.

The company's net deferred tax assets include substantial amounts of net operating loss and tax credit carryforwards. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. In recent years, the information management business has undergone dramatic changes and there can be no assurances that in the future there would not be increased competition or other factors that may result in a decline in sales or margins, loss of market share, or technological obsolescence. The company will evaluate quarterly the realizability of its net deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary.

In 1993, the company reported an extraordinary charge of $26.4 million, net of $16.8 million of income tax benefits, or $.11 per fully diluted common share. See Note 4 of the Notes to Consolidated Financial Statements.

Financial Condition
-------------------
In 1995, cash provided by operating activities was $97.7 million compared to $529.1 million in 1994 and $953.4 million in 1993. The decrease in cash provided in 1995 compared to 1994 was due in large part to the loss in 1995, restructuring payments relating to prior years, and an increase in income tax payments.

Investments in properties and rental equipment were $195.0, $208.2, and $173.5 million in 1995, 1994, and 1993, respectively.

During 1995, 1994, and 1993, the company retired $68.2, $140.1, and $394.4 million of debt, respectively. The company intends, from time to time, to continue to redeem or repurchase its securities in the open market or in privately negotiated transactions depending upon availability, market conditions, and other factors.

At December 31, 1995, total debt was $1.9 billion, a decrease of $55.3 million from December 31, 1994. Cash, cash equivalents, and marketable securities at December 31, 1995 were $1,119.7 million compared to $884.6 million at December 31, 1994. During 1995, debt net of cash and marketable securities decreased $290.4 million to $769.2 million. As a percent of total capital, debt net of cash and marketable securities was 29% at both December 31, 1995 and 1994.

Cash requirements in 1996 are expected to include payments in respect of the restructuring actions discussed above and current maturities of long-term debt. See Notes 2 and 9 of the Notes to Consolidated Financial Statements. The company believes that the funds to meet these requirements will come from a combination of utilization of cash on hand, operating cash flow, which will reflect savings generated by the restructuring actions, and external sources of financing.

The company has on file with the Securities and Exchange Commission an effective registration statement covering $500 million of debt or equity securities which enables the company to be prepared for future market opportunities.

The company has a $325 million revolving credit facility with a syndicate of banks that expires in May of 1996. In September and December of 1995, the bank syndicate waived compliance with certain financial covenants in the facility which were impacted by performance in the respective quarters. Borrowings under that facility are now subject to approval by the bank group. The company has never utilized the facility and does not expect to do so. The size, terms, conditions and participating banks for a new facility, if any, after expiration of the current facility, have yet to be determined.

Dividends paid on preferred stock amounted to $120.2 million in 1995 compared to $228.0 million in 1994 and $183.7 million in 1993. The 1994 amount included full payment for all preferred dividend arrearages.

Net cash provided by discontinued operations in 1995 was $658.3 million consisting of $862.0 million proceeds from the sale of the defense business offset by cash used of $203.7 million. Cash provided by discontinued operations in 1994 and 1993 amounted to $102.2 and $43.0 million, respectively.

The company may settle certain open tax years with the Internal Revenue Service in 1996. It is expected that such settlements will result in cash payments of approximately $60 million (including interest). These payments will not affect earnings since provision for these taxes has been made in prior years.

Stockholders' equity decreased $744.3 million during 1995, principally reflecting the net loss of $624.6 million and preferred dividends of $123.7 million.

CONSOLIDATED STATEMENT OF INCOME
Unisys Corporation

------------------------------------------------------------------------------
Year Ended December 31
(Millions, except per share data)              1995        1994        1993
==============================================================================
Revenue
Sales                                        $2,646.3    $2,877.1    $3,178.6
Services                                      2,198.1     1,759.4     1,358.2
Equipment maintenance                         1,357.9     1,341.7     1,444.0
------------------------------------------------------------------------------
                                              6,202.3     5,978.2     5,980.8
------------------------------------------------------------------------------
Costs and expenses
Cost of sales                                 1,611.0     1,568.7     1,563.8
Cost of services                              2,030.4     1,374.0     1,018.6
Cost of equipment maintenance                   965.7       872.7       820.4
Selling, general and administrative expenses  1,883.8     1,544.8     1,516.3
Research and development expenses               409.5       463.6       489.3
------------------------------------------------------------------------------
                                              6,900.4     5,823.8     5,408.4
------------------------------------------------------------------------------
Operating income (loss)                        (698.1)      154.4       572.4
Interest expense                                202.1       203.7       241.7
Other income, net                               119.1        63.9        40.2
------------------------------------------------------------------------------
Income (loss) from continuing operations
  before income taxes                          (781.1)       14.6       370.9
Estimated income taxes (benefit)               (153.8)        2.5        84.6
------------------------------------------------------------------------------
Income (loss) from continuing operations
  before extraordinary items and changes
  in accounting principles                     (627.3)       12.1       286.3
Income from discontinued operations               2.7        96.1        75.3
Extraordinary items                                          (7.7)      (26.4)
Effect of changes in accounting principles                              230.2
------------------------------------------------------------------------------
Net income (loss)                              (624.6)      100.5       565.4
Dividends on preferred shares                   120.3       120.1       121.6
------------------------------------------------------------------------------
Earnings (loss) on common shares              $(744.9)     $(19.6)     $443.8
==============================================================================
Earnings (loss) per common share
Primary
Continuing operations                          $(4.37)     $(.63)       $1.00
Discontinued operations                           .02        .56          .46
Extraordinary items                                         (.04)        (.16)
Effect of changes in accounting principles                               1.39
------------------------------------------------------------------------------
Total                                          $(4.35)     $(.11)       $2.69
==============================================================================
Fully diluted
Continuing operations                          $(4.37)     $(.63)       $1.17
Discontinued operations                           .02        .56          .31
Extraordinary items                                         (.04)        (.11)
Effect of changes in accounting principles                                .94
------------------------------------------------------------------------------
Total                                          $(4.35)     $(.11)       $2.31
==============================================================================

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET
Unisys Corporation

December 31 (Millions)                        1995          1994
==================================================================
Assets
------------------------------------------------------------------
Current assets

Cash and cash equivalents                   $1,114.3     $   868.4
Marketable securities                            5.4          16.2
Accounts and notes receivable, net             996.3         945.1
Inventories                                    673.9         636.3
Deferred income taxes                          329.8         310.5
Other current assets                            98.9          98.3
Net assets of discontinued operations                        526.5
------------------------------------------------------------------
Total                                        3,218.6       3,401.3
------------------------------------------------------------------
Long-term receivables, net                      58.7          71.5
------------------------------------------------------------------
Properties and rental equipment              2,088.4       2,209.9
Less - Accumulated depreciation              1,397.0       1,479.9
------------------------------------------------------------------
Properties and rental equipment, net           691.4         730.0
------------------------------------------------------------------
Cost in excess of net assets acquired        1,014.6         998.0
------------------------------------------------------------------
Investments at equity                          298.9         315.8
------------------------------------------------------------------
Deferred income taxes                          682.6         583.2
------------------------------------------------------------------
Other assets                                 1,148.4       1,093.6
------------------------------------------------------------------
Total                                       $7,113.2      $7,193.4
==================================================================

------------------------------------------------------------------
Liabilities and stockholders' equity
------------------------------------------------------------------
Current liabilities

Notes payable                               $   12.1      $    8.9
Current maturities of long-term debt           343.5          71.2
Accounts payable                               940.6         917.6
Other accrued liabilities                    1,677.4       1,123.6
Dividends payable                               30.2          26.6
Estimated income taxes                         143.5         237.7
------------------------------------------------------------------
Total                                        3,147.3       2,385.6
------------------------------------------------------------------
Long-term debt                               1,533.3       1,864.1
------------------------------------------------------------------
Other liabilities                              572.4         339.2
------------------------------------------------------------------
Stockholders' equity
Preferred stock                              1,570.3       1,570.3
Common stock, shares issued:
  1995 - 172.3; 1994 - 171.8                     1.7           1.7
Retained earnings (accumulated deficit)       (702.6)         45.7
Other capital                                  990.8         986.8
------------------------------------------------------------------
Stockholders' equity                         1,860.2       2,604.5
------------------------------------------------------------------
Total                                       $7,113.2      $7,193.4
==================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
Unisys Corporation

-------------------------------------------------------------------------------
Year Ended December 31 (Millions)                   1995       1994       1993
===============================================================================
Cash flows from operating activities
Income (loss) from continuing operations         $(627.3)     $12.1     $490.1
Add (deduct) items to reconcile income
  (loss) from continuing operations to net cash
  provided by operating activities:
Effects of extraordinary items and changes in
  accounting principles                                        (7.7)    (203.8)
Depreciation                                       203.0      226.2      252.0
Amortization:
  Marketable software                              151.7      150.5      144.6
  Cost in excess of net assets acquired             40.9       36.9       36.7
(Increase) decrease in deferred
  income taxes, net                               (223.1)     (60.6)     223.7
(Increase) decrease in receivables, net            (66.9)     (16.5)     307.8
(Increase) decrease in inventories                 (15.4)     (28.0)      74.9
Increase (decrease) in accounts payable
  and other accrued liabilities                    565.6      186.3     (276.0)
(Decrease) in estimated income taxes               (63.9)     (12.2)    (164.9)
Increase (decrease) in other liabilities           215.5      (36.8)     (37.5)
(Increase) decrease in other assets               (132.7)      57.6       78.6
Other                                               50.3       21.3       27.2
-------------------------------------------------------------------------------
Net cash provided by operating activities           97.7      529.1      953.4
-------------------------------------------------------------------------------
Cash flows from investing activities
Proceeds from investments                        3,311.9    1,792.7    1,821.2
Purchases of investments                        (3,329.6)  (1,816.4)  (1,829.4)
Proceeds from marketable securities                 14.4      197.9      146.5
Purchases of marketable securities                            (97.2)    (187.2)
Proceeds from sales of properties                   30.3       24.8       26.5
Investment in marketable software                 (123.0)    (121.3)    (118.7)
Capital additions of properties and
  rental equipment                                (195.0)    (208.2)    (173.5)
Purchases of businesses                            (42.3)
-------------------------------------------------------------------------------
Net cash used for investing activities            (333.3)    (227.7)    (314.6)
-------------------------------------------------------------------------------
Cash flows from financing activities
Principal payments of debt                         (68.2)    (140.1)    (394.4)
Net proceeds from (reduction in)
  short-term borrowings                              3.1        2.9      (47.2)
Dividends paid on preferred shares                (120.2)    (228.0)    (183.7)
Other                                                2.8        3.7        7.1
-------------------------------------------------------------------------------
Net cash used for financing activities            (182.5)    (361.5)    (618.2)
-------------------------------------------------------------------------------
Effect of exchange rate changes on cash
  and cash equivalents                               5.7       (9.1)     (37.3)
-------------------------------------------------------------------------------
Net cash used for continuing operations           (412.4)     (69.2)     (16.7)
-------------------------------------------------------------------------------
Discontinued operations
Proceeds from sale                                 862.0
Other                                             (203.7)     102.2       43.0
-------------------------------------------------------------------------------
Net cash provided by discontinued operations       658.3      102.2       43.0
-------------------------------------------------------------------------------
Increase in cash and cash equivalents              245.9       33.0       26.3
-------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year       868.4      835.4      809.1
-------------------------------------------------------------------------------
Cash and cash equivalents, end of year          $1,114.3     $868.4     $835.4
===============================================================================

See notes to consolidated financial statements.

                    Notes to Consolidated Financial Statements
                                Unisys Corporation
                    ------------------------------------------

NOTE 1  Summary of significant accounting policies
--------------------------------------------------

Principles of consolidation
---------------------------
The consolidated financial statements include the accounts of all wholly owned subsidiaries. Investments in companies representing ownership interests of 20% to 50% are accounted for by the equity method.

Use of estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash equivalents
----------------
All short-term investments purchased with a maturity of three months or less are classified as cash equivalents.

Inventories
-----------
Inventories are valued at the lower of cost or market. Cost is determined principally on the first-in, first-out method.

Properties, rental equipment and depreciation
---------------------------------------------
Properties and rental equipment are carried at cost and are depreciated over the estimated lives of such assets using the straight-line method. Leasehold improvements are amortized over the shorter of the asset lives or the terms of the respective leases. The principal rates used are summarized below by classification of properties:

-------------------------------------------
                          Rate per Year (%)
===========================================
Buildings                             2 - 5
Machinery and equipment                5-25
Tools and test equipment        10 - 33 1/3
Rental equipment                         25
===========================================

Revenue recognition
-------------------
Sales revenue is generally recorded upon shipment of product in the case of sales contracts, upon shipment of the program in the case of software, and upon installation in the case of sales-type leases.
Revenue from services and equipment maintenance is recorded as earned over the lives of the respective contracts.

Revenue under cost-type contracts is recognized when costs are incurred, and under systems integration and services contracts when services have been performed and accepted or milestones have been met. Cost of revenue under such contracts is charged based on current estimated total costs.

Accounting for large multi-year, fixed-price systems integration contracts involves considerable use of estimates in determining revenue, costs and profits. When estimates indicate a loss under a contract, cost of revenue is charged with a provision for such loss. Revisions in profit estimates are reflected in the period in which the facts which require the revision become known.

Income taxes
------------
Income taxes are provided on taxable income at the statutory rates applicable to such income. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries since such amounts are expected to be reinvested indefinitely.

Earnings per common share
-------------------------
In 1995 and 1994, the computation of both primary and fully diluted earnings per share was based on the weighted average number of outstanding common shares. The inclusion of additional shares assuming the exercise of stock options, conversion of Series A Cumulative Convertible Preferred Stock, or conversion of the 8 1/4% convertible subordinated notes due August 1, 2000 would have been antidilutive. In 1993, the computation of primary earnings per share was based on the weighted average number of outstanding common shares and additional shares assuming the exercise of stock options, and the computation of fully diluted earnings per share assumed the conversion of the 8 1/4% convertible subordinated notes due August 1, 2000. The computation of fully diluted earnings per share for 1993 further assumed conversion of Series A Cumulative Convertible Preferred Stock. The shares used in the computations for the three years ended December 31, 1995 were as follows (in thousands):

------------------------------------------------------
                          1995        1994        1993
======================================================
Primary                171,238     170,752     165,070
Fully diluted          171,238     170,752     246,550
======================================================

Software capitalization
-----------------------
The cost of development of computer software to be sold or leased is capitalized and amortized to cost of sales over the estimated revenue-producing lives of the products, but not in excess of three years following product release. Unamortized marketable software costs (which are included in other assets) at December 31, 1995 and 1994 were $238.9 and $265.3 million, respectively.


Cost in excess of net assets acquired
-------------------------------------
Cost in excess of net assets acquired principally represents the excess of cost over fair value of the net assets of Sperry Corporation and Convergent, Inc., which is being amortized on the straight-line method over 40 years and 12 years, respectively. Accumulated amortization at December 31, 1995 and 1994 was $571.6 and $530.7 million, respectively.

The carrying value of cost in excess of net assets acquired is reviewed for impairment whenever events or changes in circumstances indicate that it may not be recoverable. If such an event occurred, the company would prepare projections of future results of operations for the remaining amortization period. If such projections indicated that the cost in excess of net assets acquired would not be recoverable, the company's carrying value of such asset would be reduced by the estimated excess of such value over projected income.

Translation of foreign currency
-------------------------------
The local currency is the functional currency for most of the company's international subsidiaries and, as such, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year. Translation adjustments resulting from changes in exchange rates are reported in a separate component of stockholders' equity. Exchange gains and losses on certain forward exchange contracts designated as hedges of international net investments and exchange gains and losses on intercompany balances of a long-term investment nature are also reported in the separate component of stockholders' equity.

For those international subsidiaries operating in hyperinflationary economies, the U.S. dollar is the functional currency and, as such, non-monetary assets and liabilities are translated at historical exchange rates and monetary assets and liabilities are translated at current exchange rates. Exchange gains and losses arising from translation are included in other income.

The company also enters into forward exchange contracts and options that have been designated as hedges of certain transactional exposures. Gains and losses on these instruments are deferred and are recognized in income together with the transaction being hedged.


NOTE 2  Significant 1995 and 1994 fourth quarter events
-------------------------------------------------------

1995 restructuring charge
-------------------------
In the fourth quarter of 1995, the company recorded a pretax charge of $717.6 million, $581.9 million after tax, or $3.39 per fully diluted common share. The charge included (a) $436.6 million for work force reductions of approximately 7,900 people including severance, notice pay, medical and other benefits, (b) $218.6 million for consolidation of office facilities and manufacturing capacity, and (c) $62.4 million associated with product and program discontinuances.

Cash expenditures related to the restructuring in 1996 and 1997 will approximate $400.0 million and $150.0 million, respectively. Personnel reductions in the U.S. will account for approximately 61% of the work force related accrual and such actions in Europe will represent 32% with the balance of 7% in Americas/Pacific business units. Actual costs incurred are charged to the accrued liability when the actions are taken.

1995 fourth quarter events
--------------------------
In the fourth quarter of 1995, the company recorded a charge (in cost of services) for contract losses of $129.0 million ($88.6 million after tax), or $.51 per primary and fully diluted share, primarily related to a few large multi-year, fixed-price systems integration contracts. Included in the charge is $65.5 million, due to developments with respect to contract terminations.

1994 restructuring charge
-------------------------
In the fourth quarter of 1994, the company recorded a pretax charge of $186.2 million, $133.1 million after tax, or $.78 per fully diluted common share. The charge was related to involuntary employee termination benefits including severance, notice pay, medical and other benefits for approximately 4,600 people and was taken to reduce the company's cost structure.

Cash expenditures in 1994 and 1995 relating to this restructuring charge were $6.3 million for 825 terminations and $133.0 million for 3,565 terminations, respectively. Approximately $36.0 million is expected to be expended in 1996 for salary continuation payments and to terminate approximately 160 people.

Summary
-------
The 1995 charges for restructuring and loss contracts and the 1994 restructuring charge were recorded in the following statement of income classifications:

---------------------------------------------------------------
Year ended December 31 (Millions)                1995      1994
===============================================================
Cost of sales                                 $ 111.5    $ 30.3
Cost of services                                294.4      17.5
Cost of equipment maintenance                    92.8      61.8
Selling, general and administrative expenses    305.2      47.7
Research and development expenses                42.7      27.9
Other income, net                                           1.0
---------------------------------------------------------------
Total                                         $ 846.6   $ 186.2
===============================================================


NOTE 3  Discontinued operations
-------------------------------

During the year ended December 31, 1995, the company sold its defense business for cash of $862 million. The net results of the defense operations for all periods presented are reported separately in the Consolidated Statement of Income as "income from discontinued operations." Prior period financial statements have been restated to report the defense business as a discontinued operation.

The following is a summary of the results of operations of the company's defense business:

-----------------------------------------------------------------------
Year ended December 31 (Millions)      1995          1994         1993
=======================================================================
Revenue                             $ 258.1*    $ 1,421.5    $ 1,761.7
-----------------------------------------------------------------------
Income from operations (net
  of taxes: 1995, $6.5; 1994,
  $42.5; 1993, $57.2)                $ 12.5*       $ 96.1       $ 75.3
Loss on sale,
  net of taxes of $98.2                (9.8)
-----------------------------------------------------------------------
Income from discontinued
 operations                           $ 2.7        $ 96.1       $ 75.3
=======================================================================
*Reflects results for the period January 1 through March 31, 1995.


The net assets of discontinued operations were as follows:

------------------------------------------------
December 31 (Millions)                     1994
================================================
Current assets                          $ 266.7
Current liabilities                      (123.8)
Property, plant and equipment, net        203.7
Cost in excess of net assets acquired     144.5
Other, net                                 35.4
------------------------------------------------
Total                                   $ 526.5
================================================


NOTE 4  Accounting changes and extraordinary items
--------------------------------------------------

In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 123, "Accounting for Stock-Based Compensation." SFAS 123, which is required to be adopted by January 1, 1996, establishes financial accounting and reporting standards for stock-based employee compensation plans, and establishes accounting standards for issuance of equity instruments to acquire goods and services from non-employees.

In March 1995, the FASB issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 121, which is required to be adopted by January 1, 1996, establishes accounting standards for the impairment of long-lived assets, certain intangible assets and cost in excess of net assets related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of.

The company does not expect that adoption of SFAS 121 and 123 will have a material effect on its consolidated financial position, consolidated statement of income, or liquidity.

In 1994, the company recorded an extraordinary charge for the repurchases of debt of $7.7 million, net of $5.1 million of income tax benefits, or $.04 per fully diluted common share.

Effective January 1, 1993, the company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS 109, "Accounting for Income Taxes." The adoption of SFAS 106 decreased net income $194.8 million, net of $124.5 million of income tax benefits, or $.79 per fully diluted common share, and the adoption of SFAS 109 increased net income by $425.0 million, or $1.73 per fully diluted common share. For further discussion of SFAS 106 and 109, see notes 15 and 7, respectively.

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


NOTE 5  Current and long-term receivables, net
----------------------------------------------

Current and long-term receivables, net comprise the following:

------------------------------------------------------------
December 31 (Millions)                     1995         1994
============================================================
Accounts receivable, net                $ 975.1      $ 907.1
Sales-type leases, net                     50.7         83.9
Installment accounts, net                  29.2         25.6
------------------------------------------------------------
Total, net                              1,055.0      1,016.6
Less - Current receivables, net           996.3        945.1
------------------------------------------------------------
Long-term receivables, net               $ 58.7       $ 71.5
============================================================

At December 31, 1995 and 1994, the company had sold accounts receivable of $393.0 and $359.0 million, respectively. Recourse amounts associated with these sales are expected to be minimal. Adequate reserves are in place to cover potential losses. On an ongoing basis, the company sells accounts receivable to Unisys Receivables, Inc., a wholly owned subsidiary, which then sells such receivables to a master trust. Amounts sold under this arrangement, which are included in the above accounts receivable sold, were $152.5 and $125.0 million at December 31, 1995 and 1994, respectively.


NOTE 6  Inventories
-------------------

Inventories comprise the following:

------------------------------------------------------------
December 31 (Millions)                     1995         1994
============================================================
Finished equipment and supplies         $ 358.6      $ 355.0
Work in process and raw materials         315.3        281.3
------------------------------------------------------------
Total inventories                       $ 673.9      $ 636.3
============================================================

At December 31, 1995 and 1994, inventories included $120.0 and $94.2 million, respectively, of costs related to long-term contracts.


NOTE 7  Estimated income taxes
------------------------------

---------------------------------------------------------------------
Year ended December 31 (Millions)          1995       1994       1993
=====================================================================
Income (loss) from continuing
 operations before income taxes
    United States                      $ (482.7)   $ (75.2)   $ 265.8
    Foreign                              (298.4)      89.8      105.1
---------------------------------------------------------------------
Total income (loss) from continuing
  operations before income taxes       $ (781.1)    $ 14.6    $ 370.9
=====================================================================
Estimated income taxes (benefit)
    Current
       United States                    $ (83.6)    $ (6.0)   $ (40.4)
       Foreign                             60.5       87.7      (55.2)
       State and local                     (5.7)     (18.6)     (17.8)
----------------------------------------------------------------------
       Total                              (28.8)      63.1     (113.4)
----------------------------------------------------------------------
    Deferred
       United States                     (140.4)     (32.8)     127.8
       Foreign                             15.4      (27.8)      57.2
       State and local                                           13.0
----------------------------------------------------------------------
       Total                             (125.0)     (60.6)     198.0
----------------------------------------------------------------------
Total estimated income
 taxes (benefit)                       $ (153.8)     $ 2.5     $ 84.6
======================================================================

Reconciliation of estimated income taxes at United States statutory tax rate to estimated income taxes as reported follows:

---------------------------------------------------------------------
Year ended December 31 (Millions)           1995      1994      1993
=====================================================================
United States statutory income
 tax (benefit)                          $ (273.4)    $ 5.1   $ 129.8
Difference in estimated income
 taxes on foreign earnings, losses
 and remittances                           192.8      30.3     (17.2)
State taxes                                 (3.6)    (12.1)     (3.1)
Tax refund claims, audit issues,
 and other matters                         (85.4)    (32.8)    (10.3)
Amortization of cost in excess
 of net assets acquired                     12.6      12.6      12.6
Change in tax rates                                            (19.4)
Other                                        3.2       (.6)     (7.8)
---------------------------------------------------------------------
Estimated income taxes (benefit)        $ (153.8)    $ 2.5    $ 84.6
=====================================================================

The company adopted SFAS 109 effective January 1, 1993. Under the provisions of SFAS 109, deferred tax assets and liabilities are recognized using enacted tax rates and reflect the effect of "temporary differences" between the recorded amounts of assets and liabilities for financial reporting purposes and the tax basis of such assets and liabilities.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 1995 and 1994 were as follows:

--------------------------------------------------------------
December 31 (Millions)                    1995           1994
==============================================================
Deferred tax assets:
Tax loss carryforwards                 $ 532.8        $ 470.7
Foreign tax credit carryforwards         316.8          287.4
Other tax credit carryforwards            77.8           81.2
Capitalized research and
  development                            114.2          134.6
Depreciation                              60.7          113.7
Postretirement benefits                   85.3          101.6
Employee benefits                         81.6           81.4
Restructuring                            286.1           82.3
Other                                    331.0          255.2
--------------------------------------------------------------
                                       1,886.3        1,608.1
Valuation allowance                     (498.5)        (326.8)
--------------------------------------------------------------
Total deferred tax assets            $ 1,387.8      $ 1,281.3
==============================================================
Deferred tax liabilities:
Pensions                               $ 317.5        $ 284.1
Other                                    112.1          163.9
--------------------------------------------------------------
Total deferred tax liabilities         $ 429.6        $ 448.0
==============================================================

SFAS 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. During 1995, the net increase in the valuation allowance was $171.7 million.

Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $660 million at December 31, 1995. Such earnings are expected to be reinvested indefinitely. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practicable. The additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be substantially offset by U.S. tax credits for foreign taxes already paid. While there are no specific plans to distribute the undistributed earnings in the immediate future, where economically appropriate to do so, such earnings may be remitted.

Cash paid during 1995, 1994, and 1993 for income taxes was $132.2, $87.6, and $118.1 million, respectively.

At December 31, 1995, the company has U.S. federal and state and local tax loss carryforwards and foreign tax loss carryforwards for certain foreign subsidiaries, the tax effect of which is approximately $532.8 million. These carryforwards will expire as follows (in millions): 1996, $10.6; 1997, $12.2; 1998, $9.3; 1999, $16.5; 2000, $16.0; and $468.2
thereafter. The company also has available tax credit carryforwards of approximately $394.6 million, which will expire as follows (in millions): 1996, $2.6; 1997, $2.1; 1998, $114.6; 1999, $132.0; 2000,
$96.1; and $47.2 thereafter.

The company's net deferred tax assets include substantial amounts of net operating loss and tax credit carryforwards. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. In recent years, the information management business has undergone dramatic changes and there can be no assurance that in the future there would not be increased competition or other factors which may result in a decline in sales or margins, loss of market share, or technological obsolescence.

In 1995, the Internal Revenue Service completed its audit of Sperry Corporation for the years ended March 31, 1985 and 1986 and for the short period ended September 16, 1986. The company is currently contesting issues in connection with Sperry Corporation for the years ended March 31, 1978 through September 16, 1986. The audit of Convergent, Inc. is currently in the process of being finalized for the years 1985-1988. In management's opinion, adequate provisions for income taxes have been made for all years.


NOTE 8  Properties and rental equipment
---------------------------------------

Properties and rental equipment comprise the following:

-------------------------------------------------------
December 31 (Millions)                1995         1994
=======================================================
Land                                $ 26.8       $ 27.2
Buildings                            239.8        248.7
Machinery and equipment            1,312.6      1,313.2
Tools and test equipment             159.8        204.3
Unamortized leasehold
  improvements                        52.7         48.8
Construction in progress              29.9         28.6
Rental equipment                     266.8        339.1
-------------------------------------------------------
Total properties and rental
  equipment                      $ 2,088.4    $ 2,209.9
=======================================================


NOTE 9  Long-term debt
----------------------

Long-term debt comprises:

-----------------------------------------------------------
December 31 (Millions)                     1995        1994
-----------------------------------------------------------
10 5/8% senior notes due 1999           $ 330.1     $ 330.1
8 1/4% convertible subordinated
  notes due 2000                          345.0       345.0
9 3/4% senior notes due 1996              238.1       238.1
Credit sensitive notes due 1997           291.8       291.8
9 3/4% senior sinking fund
  debentures due 2016                     190.0       190.0
9 1/2% notes due 1998                     197.5       197.5
8 7/8% notes due 1997                     135.0       135.0
Japanese yen, 5.52% due 1996              100.3       100.3
11 3/8% subordinated notes                             50.0
6 3/4% bonds                                           17.1
Other                                      49.0        40.4
-----------------------------------------------------------
Total                                   1,876.8     1,935.3
Less - Current maturities                 343.5        71.2
-----------------------------------------------------------
Total long-term debt                  $ 1,533.3   $ 1,864.1
===========================================================

Total long-term debt maturities in 1996, 1997, 1998, 1999, and 2000 are $343.5, $431.8, $211.0, $343.7, and $360.7 million, respectively.

Cash paid during 1995, 1994 and 1993 for interest was $201.3, $208.9, and $256.7, million, respectively.

The company has a $325 million revolving credit agreement with a syndicate of banks that expires on May 31, 1996. This agreement provides for short-term borrowings and up to $100 million of letters of credit. The terms of the agreement include a minimum net worth requirement, an interest coverage ratio, and a limitation on the payment of dividends, payment of debt and amount of outstanding debt. In September and December of 1995, the bank syndicate waived compliance with those covenants that were impacted by results of operations in the respective quarters. Borrowings under the facility are now subject to approval by the bank group. The company has never utilized the facility and does not expect to do so.

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


NOTE 10  Other accrued liabilities
----------------------------------

Other accrued liabilities comprise the following:

---------------------------------------------------------
December 31 (Millions)                   1995        1994
=========================================================
Payrolls and commissions              $ 328.4     $ 287.5
Customers' deposit and prepayments      507.3       430.2
Taxes other than income taxes           172.4       157.5
Restructuring*                          503.7       209.3
Other                                   165.6        39.1
---------------------------------------------------------
Total other accrued liabilities     $ 1,677.4   $ 1,123.6
=========================================================
*At December 31, 1995, an additional $230.6 million was reported in other liabilities on the consolidated balance sheet.


NOTE 11  Leases
---------------
Rental expense, less income from subleases, for 1995, 1994, and 1993 was $195.8, $195.1, and $211.8 million, respectively.

Minimum net rental commitments under noncancelable operating leases outstanding at December 31, 1995, substantially all of which relate to real properties, were as follows: 1996, $170.2 million; 1997, $140.6 million; 1998, $116.1 million; 1999, $89.9 million; 2000, $71.8 million;
and thereafter, $457.2 million. Such rental commitments have been reduced by minimum sublease rentals of $114.5 million due in the future under noncancelable subleases.


NOTE 12  Litigation
-------------------
There are various lawsuits, claims, and proceedings that have been brought or asserted against the company. Although the ultimate results of these lawsuits, claims, and proceedings are not presently determinable, management does not expect that these matters will have a material adverse effect on the company's consolidated financial position, consolidated statement of income, or liquidity.


NOTE 13  Financial instruments
------------------------------
The company uses derivative financial instruments to reduce its exposure to market risks from changes in foreign exchange rates and interest rates. The company does not hold or issue financial instruments for speculative trading purposes. The derivative instruments used are foreign exchange forward contracts and options, and interest rate and foreign currency swap agreements. These derivatives, which are over-the-counter instruments, are non-leveraged and involve little complexity.

The company monitors and controls its risks in the derivative transactions referred to above by periodically assessing the cost of replacing, at market rates, those contracts in the event of default by the counterparty. The company believes such risk to be remote. In addition, before entering into derivative contracts, and periodically during the life of the contract, the company reviews the counterparties' financial condition.

Due to its foreign operations, the company is exposed to the effects of foreign exchange rate fluctuations on the U.S. dollar. Foreign exchange forward contracts and options generally having maturities of less than nine months are entered into for the sole purpose of hedging long-term investments in foreign subsidiaries and certain transactional exposures.

The cost of foreign currency options is recorded in prepaid expenses in the consolidated balance sheet. At December 31, 1995, such prepaid expense was $6.1 million. When the U.S. dollar strengthens against foreign currencies, the decline in value of the underlying exposures is partially offset by gains in the value of purchased currency options designated as hedges. When the U.S. dollar weakens, the increase in the value of the underlying exposures is reduced only by the premium paid to purchase the options. The cost of options and any gains thereon are reported in income when the related transactions being hedged (generally within twelve months) are recognized.

The company also enters into foreign exchange forward contracts. Gains and losses on such contracts, which hedge transactional exposures, are deferred and included in current liabilities until the corresponding transaction is recognized. At December 31, 1995, the company had a total of $370.9 million (of notional value) of foreign exchange forward contracts, $176.1 million to sell foreign currencies and $194.8 million to buy foreign currencies. At December 31, 1994, the company had a total of $1,483.7 million of such contracts, $811.2 million to sell foreign currencies and $672.5 million to buy foreign currencies. At December 31, 1995, a realized net gain of approximately $24.7 million was deferred and included in current liabilities on such contracts. Gains or losses on foreign exchange forward contracts that hedge foreign currency transactions are reported in income when the related transactions being hedged (generally within twelve months) are recognized. Gains or losses on those contracts that hedge long-term investments in foreign subsidiaries are reported in a separate component of stockholders' equity for translation adjustments.

The company uses interest rate swap agreements to effectively convert variable rate obligations to a fixed-rate basis, and uses foreign currency swaps to effectively convert foreign currency denominated debt to U.S. dollar denominated debt in order to reduce the impact of interest rate and foreign currency rate changes on future income. The differential to be paid or received under these agreements is recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in current liabilities or current receivables. At December 31, 1995, the weighted average fixed rate paid by the company was 8.9%. The fair values of the swap agreements are not recognized in the financial statements. At December 31, 1995, the company had one interest rate swap contract with a total notional value of $50.2 million which expires in 1996, and one foreign currency swap for $50.1 million expiring in 1996. During the three years ended December 31, 1995, there were no terminations of swap contracts. Accordingly, there were no deferred gains or losses related to such swaps as of December 31, 1995.

Financial instruments comprise the following:

----------------------------------------------------------------
December 31 (millions)                        1995         1994
================================================================
Outstanding:
  Long-term debt                         $ 1,876.8    $ 1,935.3
  Foreign exchange forward contracts*        370.9      1,483.7
  Foreign exchange options*                  256.8        373.9
  Interest rate swaps*                        50.2         63.8
  Foreign currency swaps*                     50.1         50.1
----------------------------------------------------------------
Estimated fair value:
  Long-term debt                           1,715.8      1,935.6
  Foreign exchange forward contracts         369.3      1,484.1
  Foreign exchange options                     3.8          4.8
  Interest rate swaps                         (1.0)         (.9)
  Foreign currency swaps                      18.6         22.1
================================================================
*notional value

Financial instruments also include temporary cash investments and customer accounts receivable. Temporary investments are placed with creditworthy financial institutions, primarily in over-securitized treasury repurchase agreements, Euro-time deposits or commercial paper of major corporations. The company's cash equivalents are classified as available-for-sale and at December 31, 1995 principally have maturities of less than one month. Due to the short maturities of these instruments, they are carried on the balance sheet at cost plus accrued interest, which approximates market value. Realized gains or losses during 1995, as well as unrealized gains or losses at December 31, 1995, were immaterial. Receivables are due from a large number of customers which are dispersed worldwide across many industries. At December 31, 1995 and 1994, the company had no significant concentrations of credit risk.

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

The carrying amount of cash, cash equivalents, and marketable securities approximates fair value because of the short maturity of these instruments. The fair value of the company's long-term debt was based on the quoted market prices for publicly traded issues. For debt that is not publicly traded, the fair value was estimated based on current yields to maturity for the company's publicly traded debt with similar maturities. In estimating the fair value of its derivative positions, the company utilizes quoted market prices, if available, or quotes obtained from outside sources.


NOTE 14  Business segment information
-------------------------------------

The company operates primarily in one business segment - information management. This segment represents more than 90% of consolidated revenue, operating profit and identifiable assets. The company's principal products and services include enterprise systems and servers, departmental servers and desktop systems, software, information services and systems integration, and equipment maintenance. These products and services are marketed throughout the world to commercial businesses and governments. The company's worldwide operations are structured to achieve consolidated objectives. As a result, significant interdependencies and overlaps exist among the company's operating units. Accordingly, the revenue, operating profit and identifiable assets shown for each geographic area may not be indicative of the amounts which would have been reported if the operating units were independent of one another.

Sales and transfers between geographic areas are generally priced to recover cost plus an appropriate mark-up for profit. Operating profit is revenue less related costs and direct and allocated operating expenses, excluding interest and the unallocated portion of corporate expenses. Corporate assets are those assets maintained for general purposes, principally cash and cash equivalents, marketable securities, costs in excess of net assets acquired, prepaid pension assets, deferred taxes, investments at equity, net assets of discontinued operations and corporate facilities.

No single customer accounts for more than 10% of revenue. Revenue from various agencies of the U.S. Government approximated $530, $476, and $797 million in 1995, 1994, and 1993, respectively.

A summary of the company's operations by geographic area is presented below:

---------------------------------------------------------------------
(Millions)                         1995          1994          1993
=====================================================================
United States
  Customer revenue             $  2,405.5    $  2,389.1    $  2,513.7
  Affiliate revenue                 721.6         695.6         944.1
---------------------------------------------------------------------
  Total                         $ 3,127.1     $ 3,084.7    $  3,457.8
---------------------------------------------------------------------
  Operating profit (loss)        $ (306.9)       $ 33.3     $   352.2
  Identifiable assets             1,368.5       1,247.8       1,378.6
---------------------------------------------------------------------
Europe and Africa
  Customer revenue              $ 2,090.3    $  1,935.4    $  1,921.2
  Affiliate revenue                  28.8          47.2         107.5
---------------------------------------------------------------------
  Total                         $ 2,119.1    $  1,982.6     $ 2,028.7
---------------------------------------------------------------------
  Operating (loss)               $ (505.0)      $ (82.5)    $  (165.0)
  Identifiable assets               827.8         758.2         702.4
---------------------------------------------------------------------
Americas/Pacific
  Customer revenue              $ 1,706.5     $ 1,653.7     $ 1,545.9
  Affiliate revenue                 138.7         177.7         167.9
---------------------------------------------------------------------
  Total                         $ 1,845.2     $ 1,831.4     $ 1,713.8
---------------------------------------------------------------------
  Operating profit                $ 408.0       $ 392.6       $ 465.9
  Identifiable assets               496.1         628.1         578.9
---------------------------------------------------------------------
Adjustments and eliminations
  Affiliate revenue              $ (889.1)     $ (920.5)   $ (1,219.5)
  Operating profit                   21.5          18.4          17.1
  Identifiable assets               (23.9)        (50.7)        (66.6)
---------------------------------------------------------------------
Consolidated
  Revenue                       $ 6,202.3     $ 5,978.2     $ 5,980.8
---------------------------------------------------------------------
  Operating profit (loss)        $ (382.4)      $ 361.8       $ 670.2
  General corporate expenses       (196.6)       (143.5)        (57.6)
  Interest expense                 (202.1)       (203.7)       (241.7)
---------------------------------------------------------------------
Income (loss) from
  continuing operations
  before income taxes            $ (781.1)       $ 14.6       $ 370.9
---------------------------------------------------------------------
  Identifiable assets           $ 2,668.5     $ 2,583.4     $ 2,593.3
  Corporate assets                4,444.7       4,610.0       4,756.1
---------------------------------------------------------------------
  Total assets                  $ 7,113.2     $ 7,193.4     $ 7,349.4
=====================================================================


NOTE 15  Employee plans
-----------------------

Retirement benefits
-------------------
Defined benefit retirement income plans cover the majority of domestic employees and certain employees in countries outside the United States. In the United States, the company has retirement plans under which funds are deposited with a trustee. Major subsidiaries outside the United States provide for employee pensions in accordance with local requirements and customary practices, and several maintain funded defined benefit plans.

For plans covered by the Employee Retirement Income Security Act ("ERISA"), the company's funding policy is to fund in accordance with ERISA funding standards. The various benefit formulas and the funding methods used in the international plans are in accordance with local requirements. Plan assets generally are invested in common stocks, fixed-income securities, insurance contracts, and real estate. At December 31, 1995, the assets of the company's U.S. pension plans included approximately 1.8 million shares of the company's common stock valued at approximately $9.7 million.

Net curtailment gains of $14.9, $8.3, and $7.4 million have been recognized in 1995, 1994, and 1993, respectively.

Stock plans
-----------
Under plans approved by the stockholders, stock options, stock appreciation rights, restricted stock and performance units may be granted to officers and other key employees.

Options have been granted to purchase the company's common stock at 100% of the fair market value at the date of grant. Options have a maximum duration of ten years and become exercisable in annual installments over a two, three or four year period following date of grant.

Other postretirement benefits
-----------------------------
The company provides certain health care benefits for U.S. employees who retired or terminated after qualifying for such benefits. Most international employees are covered by government-sponsored programs and the cost to the company is not significant. The company expects to fund its share of such benefit costs principally on a pay-as-you-go-basis.

The company adopted SFAS 106 effective January 1, 1993. SFAS 106 required the company to change from the cash basis of accounting for such benefits by requiring the accrual, during the years that the employee renders services, of the estimated cost of providing such benefits.

In 1992, the company announced changes to its post-retirement benefit plans, effective January 1, 1993, whereby the company's current subsidy would be phased out, ending as of January 1, 1996. Several lawsuits have been brought by plan participants challenging the announced changes to the plans, and the company is defending them vigorously. In 1994, several of these lawsuits were resolved which resulted in the company recognizing income of $13.8 million ($8.0 million amortization of prior service benefit and $5.8 million settlement).

Net periodic postretirement benefit cost for 1995, 1994 and 1993 includes the following components:

---------------------------------------------------------------------
Year ended December 31 (Millions)           1995      1994      1993
=====================================================================
Service cost - benefits earned
  during the period                         $ .1     $ 1.0     $ 1.2
Interest cost on accumulated
  postretirement benefit obligation         17.6      22.1      26.1
Amortization of prior service
  benefit                                   (8.5)     (8.0)
Net amortization and deferral                3.6      (2.5)       .5
Return on plan assets                       (4.2)       .5      (3.3)
---------------------------------------------------------------------
Net periodic postretirement
  benefit cost                             $ 8.6    $ 13.1    $ 24.5
=====================================================================

The status of the plan and amounts recognized in the company's consolidated balance sheet at December 31, 1995 and 1994 were as follows:

----------------------------------------------------------------------
Year ended December 31 (Millions)                     1995       1994
======================================================================
Actuarial present value of
accumulated postretirement
benefit obligation:
  Retirees                                         $ 223.4    $ 240.2
  Fully eligible active plan participants                        14.9
  Other active plan participants                                 12.3
----------------------------------------------------------------------
                                                     223.4      267.4
Less plan assets at fair value                       (27.3)     (26.5)
----------------------------------------------------------------------
Accrued postretirement benefit liability
  in excess of plan assets                           196.1      240.9
Unrecognized net loss                                 (8.3)     (27.9)
Unrecognized prior service benefit                    30.9       39.2
----------------------------------------------------------------------
Accrued postretirement benefit obligation
recognized in the consolidated balance sheet       $ 218.7    $ 252.2
======================================================================

As of December 31, 1995, the entire liability was classified as long-term.

The assumed rate of return on plan assets, which are principally invested in fixed-income securities, was 8% in 1995 and 1994, respectively, and the weighted average discount rate used to measure the accumulated postretirement benefit obligation was 7.5% at December 31, 1995 and 8.75% at December 31, 1994. The assumed health care cost trend rate used in measuring the expected cost of benefits covered by the plan was 9.5% for 1996, gradually declining to 6% in 2006 and thereafter. A one-percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 1995 by $11.3 million and increase the aggregate of the service and interest cost components of net periodic postretirement health care benefit cost by $1.0 million.


Retirement benefits
-------------------
The plans' funded status and amounts recognized in the company's consolidated balance sheet at December 31, 1995 and 1994 were as follows:

                              -----------------------------------------      ---------------------------------------
                                 Assets Exceed Accumulated Benefits             Accumulated Benefits Exceed Assets
                              -----------------------------------------      ---------------------------------------
                                   U.S. Plans            Int'l Plans            U.S. Plans            Int'l Plans
                              --------------------    -----------------      -----------------    ------------------
(Millions)                       1995       1994       1995       1994        1995       1994       1995       1994
====================================================================================================================
Actuarial present value of
  benefit obligations:
  Vested benefit obligation   $ 3,165.4  $ 2,702.4    $ 631.3    $ 519.7     $ 49.8     $ 40.5    $  31.8     $ 44.9
--------------------------------------------------------------------------------------------------------------------
  Accumulated benefit
    obligation                $ 3,226.7  $ 2,773.2    $ 642.9    $ 536.0     $ 51.0     $ 42.1    $  50.2     $ 67.6
--------------------------------------------------------------------------------------------------------------------
  Projected benefit
    obligation                $ 3,254.2  $ 2,798.3    $ 674.7    $ 603.8     $ 53.4     $ 45.1     $ 58.4     $ 75.7
Plan assets at fair value       3,390.8    2,961.1      784.1      652.8                             27.0       42.5
--------------------------------------------------------------------------------------------------------------------
Projected benefit obligation
  less than (in excess of)
  plan assets                     136.6      162.8      109.4       49.0      (53.4)     (45.1)     (31.4)     (33.2)
Unrecognized net loss (gain)      580.0      507.6       (3.9)      37.9       12.4        4.2         .7        7.7
Unrecognized prior service
  (benefit) cost                  (65.8)     (86.7)       4.2        4.7        2.2        2.2        1.2        2.0
Unrecognized net (asset)
  obligation at date of
  adoption                          (.4)       (.4)      (4.3)      (1.8)       4.0        4.8        4.7        3.5
--------------------------------------------------------------------------------------------------------------------
Prepaid pension cost (pension
  liability) recognized in the
  consolidated balance sheet    $ 650.4    $ 583.3   $  105.4     $ 89.8    $ (34.8)   $ (33.9)   $ (24.8)   $ (20.0)
====================================================================================================================

Net periodic pension cost for 1995, 1994, and 1993 includes the following components:

                                  ------------------------   ------------------------
                                         U.S. Plans            International Plans
                                  ------------------------   ------------------------
(Millions)                          1995     1994     1993     1995     1994     1993
=====================================================================================
Service cost - benefits earned
  during the period               $ 33.8   $ 44.1   $ 43.2   $ 22.9   $ 22.2   $ 18.4
Interest cost on projected
  benefit obligation               245.2    231.5    229.9     49.5     42.7     42.3
Return on assets                  (684.1)     5.6   (343.1)   (85.6)    33.8   (116.1)
Net amortization and deferral      355.2   (293.7)    42.7     25.3    (86.8)    58.2
-------------------------------------------------------------------------------------
Net periodic pension
  (income) cost                  $ (49.9) $ (12.5) $ (27.3)  $ 12.1   $ 11.9    $ 2.8
-------------------------------------------------------------------------------------

The assumptions used to determine the above data were as follows:

Discount rate                       7.50%    8.75%    7.38%    7.23%    7.48%    6.93%
Rate of increase in
  compensation levels               5.40%    5.40%    5.13%    4.08%    4.43%    4.27%
Expected long-term rate of
  return on assets                 10.00%   10.00%   10.00%    8.37%    8.40%    9.15%
=====================================================================================

Stock plans
-----------
A summary of the changes in shares under option for all plans follows:

                                     ---------------------------    ---------------------------
Year ended December 31                          1995                           1994
===============================================================================================
(Shares in thousands)                 Shares       Price Range       Shares       Price Range
-----------------------------------------------------------------------------------------------
Outstanding at beginning of year     17,473.5   $ 3 3/4 - 44 1/2    15,402.2   $ 3 3/4 - 44 1/2
Granted                               4,331.5   $ 5 5/8 - 11 1/4     4,499.2   $ 8 5/8 - 14 3/8
Exercised                              (471.3)  $ 3 3/4 - 9 7/8       (654.0)  $ 3 3/4 - 14 7/8
Canceled                             (3,904.7)                      (1,773.9)
-----------------------------------------------------------------------------------------------
Outstanding at end of year           17,429.0   $ 4 1/8 - 44 1/2    17,473.5   $ 3 3/4 - 44 1/2
-----------------------------------------------------------------------------------------------
Exercisable at end of year            9,996.7                        9,619.9
-----------------------------------------------------------------------------------------------
Shares available for granting
  options at end of year              4,480.2                        2,104.5
===============================================================================================

NOTE 16  Stockholders' equity
-----------------------------
Changes in stockholders' equity during the three years ended December 31, 1995 were as follows:

                                                                                          Other Capital
                                                                                   -----------------------------
                                                                                                          Other,
                                                                       Retained                          Princi-
                                       Preferred Stock                 Earnings                           pally
                                -----------------------------  Common (Accumulated Treasury Translation  Paid-in
(Millions)                       Series A  Series B  Series C   Stock   Deficit)    Stock  Adjustments   Capital
================================================================================================================
Balance at December 31, 1992    $ 1,428.0    $ 50.0   $ 100.0   $ 1.6   $(228.0)   $(13.6)  $(337.5)  $ 1,243.6
Issuance of stock under stock
  option and other plans                                                             (1.7)                  7.1
Contribution to pension plan                                       .1                                      89.2
Net income                                                                565.4
Dividends                                                                (177.6)
Translation adjustments                                                                       (23.3)
Other                                (7.8)
----------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993      1,420.2      50.0     100.0     1.7     159.8     (15.3)   (360.8)    1,339.9
Issuance of stock under stock
  option and other plans                                                              (.7)                  3.6
Net income                                                                100.5
Dividends                                                                (214.6)
Translation adjustments                                                                        20.0
Other                                  .1                                                                    .1
----------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994      1,420.3      50.0     100.0     1.7      45.7     (16.0)   (340.8)    1,343.6
Issuance of stock under stock
  option and other plans                                                              (.3)                  2.7
Net income (loss)                                                        (624.6)
Dividends                                                                (123.7)
Translation adjustments                                                                         1.6
----------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995    $ 1,420.3    $ 50.0   $ 100.0   $ 1.7  $ (702.6)  $ (16.3) $ (339.2)  $ 1,346.3
================================================================================================================

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

Mitsui & Co., Ltd. ("Mitsui") owns $150 million of convertible preferred stock, which includes 10 shares of Series B Preferred Stock and 20 shares of Series C Preferred Stock. The Series B Preferred Stock and the Series C Preferred Stock are convertible at the option of the holder into the company's common stock at conversion prices of $20.00 and $21.00 per share, respectively, subject to customary anti-dilution adjustments. Both Series B Preferred Stock and Series C Preferred Stock
(i) have a stated value of $5 million per share, (ii) accrue quarterly cumulative dividends based on such stated value at 8 7/8% per annum until June 28, 1995 and 9 1/2% per annum from June 28, 1995 to June 28, 1997,
(iii) accrue dividends on the amount of any unpaid dividends, (iv) are redeemable at the option of the company at a premium that is determined by reference to interest rates then in effect and the amount of time then remaining to June 28, 1997, and (v) are entitled to receive upon liquidation the stated value plus accrued and unpaid dividends. In the event that the Series B Preferred Stock and Series C Preferred Stock have not been previously redeemed by the company or converted by the holder, the company will be required to convert both series into the company's common stock based on the then-current market price after June 28, 1996 (or after June 28, 1995 if so requested by Mitsui, the original holder of the Series B Preferred Stock and Series C Preferred Stock), or earlier under certain extraordinary circumstances, and conduct a managed sale program of the common stock. Such conversions and sales must, in general, be completed by June 28, 1997. To the extent that the proceeds received by Mitsui from such managed sale program are less than the stated value of the shares so converted, plus accrued and unpaid dividends and a present valued premium amount if such conversion takes place before June 28, 1997, the company has agreed to issue additional shares of capital stock to Mitsui which will be sold in a manner approved by the company until Mitsui receives proceeds equal to the sum of such amounts. Shares of Series B Preferred Stock and Series C Preferred Stock rank pari passu with each other and with Series A Preferred Stock, and the holders of Series A, B and C Preferred Stock have priority as to dividends over holders of the company's common stock and other series or classes of the company's stock that rank junior with regard to dividends. Each series of Cumulative Convertible Preferred Stock is non-voting except with respect to certain matters relating to the rights and preferences of such series. With respect to such matters, each of the Series B Preferred Stock and Series C Preferred Stock votes separately as a class. The Series A Preferred Stock also votes as a class on these matters, but its class includes the Series B Preferred Stock and Series C Preferred Stock, as well as any other series of preferred stock having equal rank as to dividends and liquidation rights.

Each outstanding share of common stock has attached to it one preferred share purchase right. Each right entitles the registered holder to purchase for $75, under certain circumstances, one three-hundredth of a share of Junior Participating Preferred Stock, par value $1 per share. The rights become exercisable only if a person or group acquires 20% or more of the company's common stock, or announces a tender or exchange offer for 30% or more of the common stock. If the company is acquired (or survives in a reverse merger transaction) or 50% or more of its consolidated assets or earning power are sold, each right will entitle its holder to purchase a number of the acquiring company's common shares (or the company's common shares) having a market value of $150. The company will be entitled to redeem the rights at one and two-thirds cents per right prior to the earlier of the expiration of the rights, or the time that a 20% position has been acquired. Until the rights become exercisable, they have no dilutive effect on net income per common share.

At December 31, 1995, 113.5 million shares of unissued common stock of the company were reserved for the following: 57.2 million for convertible preferred stock, 33.7 million for the 8 1/4 % convertible subordinated debentures and 22.6 million for stock options and stock purchase plans.

Changes in issued shares during the three years ended December 31, 1995 were as follows:

                                 -----------------------------------------------------------
                                         Preferred Stock
                                 -----------------------------      Common          Treasury
                                   Series A  Series B Series C       Stock           Stock
============================================================================================
Balance at December 31, 1992     28,559,598      10      20       162,604,036      (672,555)
Issuance of stock under stock
  option and other plans                                            1,566,568      (133,628)
Contribution to pension plan                                        7,000,000
Other                              (155,159)                              423
--------------------------------------------------------------------------------------------
Balance at December 31, 1993     28,404,439      10      20       171,171,027      (806,183)
Issuance of stock under stock
  option and other plans                                              654,024       (58,861)
Other                                   747                             2,298
--------------------------------------------------------------------------------------------
Balance at December 31, 1994     28,405,186      10      20       171,827,349      (865,044)
Issuance of stock under stock
  option and other plans                                              488,726       (27,965)
Other                                   (37)                               60
--------------------------------------------------------------------------------------------
Balance at December 31, 1995     28,405,149      10      20       172,316,135      (893,009)
============================================================================================

Report of Independent Auditors
------------------------------

To the Board of Directors of Unisys Corporation

We have audited the accompanying consolidated balance sheets of Unisys Corporation at December 31, 1995 and 1994, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of Unisys Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unisys Corporation at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 4 to the consolidated financial statements, in 1993 Unisys Corporation changed its method of accounting for postretirement benefits other than pensions and income taxes.



/s/ ERNST & YOUNG LLP


Philadelphia, Pennsylvania
January 26, 1996

SUPPLEMENTAL FINANCIAL DATA (UNAUDITED)
Unisys Corporation
Quarterly financial information
--------------------------------------------------------------------------------------
                                       First     Second     Third    Fourth
(Millions, except per share data)    Quarter    Quarter   Quarter   Quarter       Year
--------------------------------------------------------------------------------------
1995
======================================================================================
Revenue                             $1,407.1   $1,495.8  $1,460.7  $1,838.7  $6,202.3
Gross profit                           494.4      533.8     447.2     119.8   1,595.2
Income (loss) from continuing
  operations before income taxes        48.4       60.6     (48.8)   (841.3)   (781.1)
Income (loss) from continuing
  operations                            32.1       39.8     (32.2)   (667.0)   (627.3)
Income (loss) from discontinued
  operations                            12.5                           (9.8)      2.7
Net income (loss)                       44.6       39.8     (32.2)   (676.8)   (624.6)
Dividends on preferred shares           29.9       30.0      30.2      30.2     120.3
Earnings (loss) on common shares        14.7        9.8     (62.4)   (707.0)   (744.9)
Earnings (loss) per common share -
 primary and fully diluted
  Continuing operations                  .02        .06      (.36)    (4.06)    (4.37)
  Discontinued operations                .07                           (.06)      .02
--------------------------------------------------------------------------------------
  Total                                  .09        .06      (.36)    (4.12)    (4.35)
--------------------------------------------------------------------------------------
Market price per common share - high  10 1/8     11 3/4        11     8 5/8    11 3/4
                              - low    8 1/2      9 1/8     7 5/8     5 1/2     5 1/2
======================================================================================

1994
--------------------------------------------------------------------------------------
Revenue                             $1,305.8   $1,441.5  $1,481.9  $1,749.0  $5,978.2
Gross profit                           513.2      548.1     549.3     552.2   2,162.8
Income (loss) from continuing
  operations before income taxes        47.6       31.0      43.0    (107.0)     14.6
Income (loss) from continuing
  operations before
  extraordinary item                    34.6       22.7      30.8     (76.0)     12.1
Income from discontinued operations     33.1       27.2      12.1      23.7      96.1
Net income (loss)                       60.0       49.9      42.9     (52.3)    100.5
Dividends on preferred shares           30.1       30.0      30.0      30.0     120.1
Earnings (loss) on common shares        29.9       19.9      12.9     (82.3)    (19.6)
Earnings (loss) per common
 share - primary
  Continuing operations                  .02       (.04)      .01      (.62)     (.63)
  Discontinued operations                .19        .16       .07       .14       .56
  Extraordinary item                    (.04)                                    (.04)
--------------------------------------------------------------------------------------
  Total                                  .17        .12       .08      (.48)     (.11)
--------------------------------------------------------------------------------------
Earnings (loss) per common share -
 fully diluted
  Continuing operations                  .05       (.01)      .02      (.62)     (.63)
  Discontinued operations                .16        .13       .06       .14       .56
  Extraordinary item                    (.04)                                    (.04)
--------------------------------------------------------------------------------------
  Total                                  .17        .12       .08      (.48)     (.11)
--------------------------------------------------------------------------------------
Market price per common share - high  16 1/2     15 1/4    11 1/4    12 1/8    16 1/2
                              - low   12 1/2      8 5/8     8 5/8     8 1/4     8 1/4
======================================================================================

In the fourth quarter of 1995, the company recorded charges of $846.6 million, or $3.90 per fully diluted common share, and in the fourth quarter of 1994, the company recorded a restructuring charge of $186.2 million, or $.78 per fully diluted common share. See Note 2 of the Notes to Consolidated Financial Statements.

The individual quarterly per common share amounts may not total to the per common share amount for the full year because of accounting rules governing the computation of earnings per common share.

Market prices per common share are as quoted on the New York Stock Exchange composite listing.

Five-year summary of selected financial data
--------------------------------------------------------------------------------------
(Millions, except per share data)   1995<F1>   1994<F1>      1993      1992  1991<F1>
======================================================================================
Results of operations
Revenue                             $6,202.3   $5,978.2  $5,980.8  $6,600.9  $6,791.1
Operating income (loss)               (698.1)     154.4     572.4     573.5    (732.0)
Income (loss) from continuing
  operations before income taxes      (781.1)      14.6     370.9     301.3  (1,425.6)
Income (loss) from continuing
  operations before extraordinary
  items and changes in
  accounting principles               (627.3)      12.1     286.3     166.3  (1,520.2)
Net income (loss)                     (624.6)     100.5     565.4     361.2  (1,393.3)
Dividends on preferred shares          120.3      120.1     121.6     122.1     121.2
Earnings (loss) on common shares      (744.9)     (19.6)    443.8     239.1  (1,514.5)
Earnings (loss) from continuing
  operations per common share
    Primary                            (4.37)      (.63)     1.00       .27    (10.16)
    Fully diluted                      (4.37)      (.63)     1.17       .33    (10.16)
Financial position
Working capital                        $71.3   $1,015.7    $681.0    $513.3    $384.3
Total assets                         7,113.2    7,193.4   7,349.4   7,322.1   8,218.7
Long-term debt                       1,533.3    1,864.1   2,025.0   2,172.8   2,694.6
Common stockholders' equity<F2>        289.9    1,034.2   1,057.3     541.8     342.1
Common stockholders' equity
  per share                             1.69       6.05      6.21      3.35      2.12
--------------------------------------------------------------------------------------
Other data
Engineering, research
  and development                     $409.5     $463.6    $489.3    $505.6    $610.6
Capital additions of properties
  and rental equipment                 195.0      208.2     173.5     227.0     222.7
Investment in marketable software      123.0      121.3     118.7     110.2     167.7
Depreciation                           203.0      226.2     252.0     311.4     412.1
Amortization
  Marketable software                  151.7      150.5     144.6     131.8     241.0
  Cost in excess of net
    assets acquired                     40.9       36.9      36.7      36.8     246.6
Common shares outstanding (millions)   171.4      171.0     170.4     161.9     161.7
Stockholders of record (thousands)      41.5       45.3      47.8      51.7      54.6
Employees (thousands)                   37.4       37.8      38.2      41.7      46.4
======================================================================================

<F1> Includes special pretax charges of $846.6 million, $186.2 million and
     $1,200.0 million for the years ended December 31, 1995, 1994, and 1991, respectively.
<F2> After deduction of cumulative preferred dividends in arrears.

Revenue by similar classes of products and services
----------------------------------------------------------------------------------------------
Year ended December 31 (Millions)                 1995              1994              1993
==============================================================================================
Enterprise systems and servers              $1,118.4   18%     $1,415.3  24%     $1,648.4  28%
Departmental servers and desktop systems       795.3   13         749.6  12         750.3  12
Software                                       732.6   12         712.2  12         779.9  13
----------------------------------------------------------------------------------------------
Total sales                                  2,646.3   43       2,877.1  48       3,178.6  53
Information services and
  systems integration                        2,198.1   35       1,759.4  30       1,358.2  23
Equipment maintenance                        1,357.9   22       1,341.7  22       1,444.0  24
----------------------------------------------------------------------------------------------
Total                                       $6,202.3  100%     $5,978.2 100%     $5,980.8 100%
==============================================================================================

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