Form 10-K405, Exhibit 13
period 1996-12-31
UNISYS CORP
filed 1997-03-31
CIK 746838

Management's Discussion and Analysis of
            Financial Condition and Results of Operations
            ---------------------------------------------
Overview
--------
In January 1996, the company implemented a new business structure announced in the fourth quarter of 1995. Under the new structure, the company operates as one company with three business units: Information Services Group ("ISG"), Global Customer Services ("GCS"), and Computer Systems Group ("CSG").
This realignment involved a major reengineering of the company's business operations. The realignment had a disruptive effect on the company's results of operations in the early part of 1996. However, as the year progressed, the company showed quarter-to-quarter improvement in operational performance. Additionally, the company took actions in 1996 to lengthen its debt maturity profile through the issuance of $1.2 billion of debt and the retirement of $766.4 million of debt with near-term maturities.

During 1996, the company began shipping a new line of large-scale enterprise servers but experienced delays in the availability of certain models. The delay prevented the company from reaching the level of shipments and profitability initially expected for the full year of 1996. The company began shipping some of the previously delayed models in the fourth quarter of 1996.

The company made progress during 1996 achieving anticipated savings from the restructuring actions announced in the fourth quarter of 1995. The company estimates the restructuring actions have generated annualized cost savings of approximately $475 million by the end of 1996. By the end of 1997, the company estimates that the restructuring actions will generate annualized cost savings of approximately $600 million. Cash requirements for the restructuring were approximately $220 million in 1996. Cash expenditures in 1997 and 1998 are expected to be approximately $200 million and $130 million, respectively, principally for work force reductions outside the United States and facility costs.

In 1996, the company reported income from continuing operations of $61.8 million compared to a loss from continuing operations of $627.3 million in 1995. On a per-share basis, the 1996 loss from continuing operations, after preferred dividends, was $.34 per primary and fully diluted common share compared to a loss from continuing operations of $4.37 per primary and fully diluted common share in 1995. After an extraordinary item for the early extinguishment of debt, net income in 1996 was $49.7 million, or a loss of $.41 per share, compared to a net loss, including discontinued operations, in 1995 of $624.6 million, or a loss of $4.35 per share.


Results of operations
---------------------
As described in Note 2 of the Notes to the Consolidated Financial Statements, the company recorded special pretax charges of $846.6 million in 1995 and $186.2 million in 1994. The 1995 charges represented the cost of restructuring actions undertaken in connection with the realignment of the company's operations into three business units and provisions for contract losses. The 1994 charges represented costs for work force reductions. These special charges were recorded in 1995 and 1994, respectively, in the following statement of income categories (in millions of dollars): cost of revenue, $498.7, $109.6; selling, general, and administrative expenses, $305.2, $47.7; research and development expenses, $42.7, $27.9; and other income, zero, $1.0, respectively.

The company experienced lower-than-anticipated costs for work force reductions. As a result, the company reversed certain 1995 restructuring reserves during 1996. These reversals were offset by charges primarily relating to the refocus and discontinuance of certain products and programs as the company's three business units continued to refine their market focus.

The following comparisons of income statement categories exclude all of these special charges.

Revenue and gross profit percentage by business unit for 1996 and 1995, on a pro forma basis, are presented below:

                                             Infor-
                                             mation     Global     Computer
                                    Elimi-   Services   Customer   Systems
(Millions of dollars)    Total      nations  Group      Services   Group
============================================================================
1996
------------------
Customer revenue       $ 6,370.5             $ 1,951.4  $ 1,991.9  $ 2,427.2
Intercompany                       $ (524.0)       9.9       91.0      423.1
                       ---------   --------  ---------  ---------  ---------
Total revenue          $ 6,370.5   $ (524.0) $ 1,961.3  $ 2,082.9  $ 2,850.3
                       =========   ========  =========  =========  =========
Gross profit percent       33.3%                 17.8%      30.8%      40.4%

1995
-------------------
Customer revenue       $ 6,342.3             $ 1,836.8  $ 1,884.1  $ 2,621.4
Intercompany                       $ (595.2)                112.9      482.3
                       ---------   --------  ---------  ---------  ---------
Total revenue          $ 6,342.3   $ (595.2) $ 1,836.8  $ 1,997.0  $ 3,103.7
                       =========   ========  =========  =========  =========
Gross profit percent       34.5%                 15.1%      31.1%      41.7%

Revenue for 1996 was $6.4 billion compared to $6.3 billion in 1995 and $6.1 billion in 1994. Revenue from international operations in 1996 and 1995 was $4.0 billion and $3.9 billion, respectively, and revenue from U.S. operations was $2.4 billion in both years.

Customer revenue from ISG increased 6% in 1996 due to higher outsourcing and systems integration revenue. In GCS, customer revenue increased 6% from 1995 levels led by growth in distributed computing support services revenue which more than offset a decline in core maintenance revenue. Customer revenue in CSG decreased 7% principally due to declines in large-scale enterprise servers.

Total gross profit percent was 33.3% in 1996 compared to 34.5% in 1995 and 38.5% in 1994. CSG gross profit percent was 40.4% in 1996 compared to 41.7% in 1995. CSG was negatively impacted by the delays in the availability of certain enterprise servers which prevented it from reaching the level of shipments and profitability initially expected for the full year, as well as the continuing shift to lower-margin products. The gross profit percent in ISG was 17.8% in 1996 compared to 15.1% in 1995 as a result of management's efforts to constrain growth in certain markets to improve profitability. GCS gross profit percent was 30.8% in 1996 compared to 31.1% in 1995.

Selling, general, and administrative expenses in 1996 were $1.4 billion compared to $1.5 billion in both 1995 and 1994. Research and development expenses in 1996 were $342.9 million compared to $361.8 million in 1995 and $430.6 million in 1994. The declines in 1996 were largely due to the company's cost reduction actions.

In 1996, the company reported operating income of $327.4 million (5.1% of revenue) compared to $284.5 million (4.5% of revenue) in 1995 and $456.9 million (7.5% of revenue) in 1994.

Interest expense was $249.7 million in 1996, $202.1 million in 1995 and $203.7 million in 1994. The increase in 1996 was due to a higher level of debt during 1996.

Other income (loss), net, which can vary from year to year, was income of $16.0 million in 1996 and net losses of $16.9 million in 1995 and $52.4 million in 1994. The change in 1996 compared to 1995 was due principally to foreign exchange gains in 1996 compared to losses in 1995, a gain on the sale of an equity investment in 1996, and higher equity income.
The decline in the loss in 1995 compared to 1994 was principally due to higher interest income.

Income from continuing operations before income taxes in 1996 was $93.7 million compared to $65.5 million in 1995 and $200.8 million in 1994.

Estimated income taxes in 1996 were $31.9 million compared to $22.3 million in 1995 and $55.6 million in 1994. The 1996 tax provision includes a benefit of $24.8 million relating to reversals of deferred tax valuation allowances due to additional tax planning strategies available to the company.

In 1996 and 1994, the company recorded extraordinary charges for repurchases of debt of $12.1 million and $7.7 million, or $.07 and $.04 per fully diluted common share, respectively.

In May of 1995, the company sold its defense business for cash of $862 million. The net results of the defense operations for 1995 and 1994 are reported separately in the Consolidated Statement of Income as "income from discontinued operations." Prior-period financial statements have been restated to report the defense business as a discontinued operation.
See Note 3 of the Notes to Consolidated Financial Statements.

Effective January 1, 1996, the company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and SFAS
No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires the recognition or disclosure of compensation expense for grants of stock options or other equity instruments issued to employees based upon their fair value. As permitted by SFAS No. 123, the company adopted the disclosure-only option and therefore will continue to apply APB Opinion 25 for its stock plans. Accordingly, no compensation expense has been recognized for its stock option plans. See Note 15 of the Notes to Consolidated Financial Statements. The adoption of these statements had no effect on the company's consolidated financial position, consolidated statement of income, or liquidity.

In June of 1996, SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued. This statement requires that if a transfer of financial assets does not meet certain criteria for recording the transaction as a sale, the transfer shall be accounted for as a secured borrowing. At December 31, 1996, certain receivable transfers, principally outside the United States, would not meet the criteria for recording as a sale. Accordingly, if such transfers continue, they would be accounted for as secured borrowings. SFAS No. 125 is effective for transactions occurring after December 31, 1996. The company does not expect that adoption of SFAS No. 125 will have a material effect on its consolidated financial position, consolidated statement of income, or liquidity.


Financial condition
-------------------
Cash, cash equivalents, and marketable securities at December 31, 1996 were $1.0 billion compared to $1.1 billion at December 31, 1995. During 1996, cash used for operating activities was $89.7 million compared to cash provided of $97.7 million during 1995. The increase in cash usage was due in large part to reductions in payables and accruals, including amounts related to restructuring. Cash used for investing activities during 1996 was $218.8 million compared to $333.3 million a year ago. The decrease was principally due to a reduction in investments in properties and rental equipment, higher proceeds from sales of properties and lower expenditures for purchases of businesses. Cash provided by financing activities during 1996 was $251.2 million compared to cash used of $182.5 million in the year-ago period, principally due to the issuance and retirement of debt.

At December 31, 1996, total debt was $2.3 billion, an increase of $402.2 million from December 31, 1995. In March 1996, the company issued $299.0 million aggregate principal amount of 8 1/4 % Convertible Subordinated Notes due 2006 (which are convertible into an aggregate of 43.5 million shares of the company's common stock at a conversion price of $6.875 per share) and $425.0 million aggregate principal amount of 12% Senior Notes due 2003.
In October 1996, the company issued $450.0 million of 11 3/4 % Senior Notes due 2004.

In 1996 and 1995, the company retired $766.4 million and $68.2 million of debt, respectively. Included in the 1996 retirements was the early retirement of $426.8 million of debt scheduled to mature in 1997. These early retirements resulted in the extraordinary loss of $.07 per share previously discussed.
See Notes 4 and 9 of the Notes to Consolidated Financial Statements.
The company may, from time to time, continue to redeem or repurchase its securities in the open market or in privately negotiated transactions depending upon availability, market conditions, and other factors.

During the first quarter of 1996, the credit ratings for the company's public debt were lowered. The credit ratings on the company's senior long-term debt and subordinated debt were lowered from Ba3 to B1 and from B2 to B3, respectively, by Moody's Investors Service, Inc. and from BB- to B+ and from B to B-, respectively, by Standard and Poor's Corporation.
In August 1996, Duff & Phelps Inc. lowered its credit ratings on the company's senior long-term debt and subordinated debt from BB- to B+ and from B to B-, respectively. The lowering of the ratings has not materially affected the interest rates that the company pays on its debt, nor its ability to access capital markets.

In June 1996, the company entered into a one-year $200 million revolving credit facility replacing the prior facility that expired in May 1996.
The conditions precedent to a borrowing under the facility include minimum cash balances and compliance with net worth and interest coverage covenants. In addition, if any borrowings are outstanding, the company is required to maintain full compensating balances with the bank group unless waived by a supermajority of the banks. The company does not expect to utilize this facility.

In January 1997, the company filed with the Securities and Exchange Commission a registration statement covering $500 million of debt or equity securities to enable the company to be prepared for future market opportunities.

Dividends paid on preferred stock were $120.8 million in 1996 compared to $120.2 million in 1995 and $228.0 million in 1994. The 1994 dividends paid included full payment for all preferred dividend arrearages.

In January 1997, the company reached an agreement with Mitsui and Co., Ltd., to redeem all of the $100 million Series C Cumulative Convertible Preferred Stock on March 27, 1997, and all of the $50 million Series B Cumulative Convertible Preferred Stock on June 26, 1997, at stated value plus accrued dividends. Accordingly, at December 31, 1996, the company classified such preferred stock as redeemable preferred stock in the consolidated balance sheet.

Net cash used for discontinued operations in 1996 was $20.5 million. In 1995, discontinued operations provided cash of $658.3 million, consisting of $862.0 million proceeds from the sale of the defense business offset by cash used of $203.7 million. Cash provided by discontinued operations in 1994 was $102.2 million.

At December 31, 1996, the company had deferred tax assets in excess of deferred tax liabilities of $1,444 million. For the reasons cited below, management determined that it is more likely than not that $1,009 million of such assets will be realized, therefore resulting in a valuation allowance of $435 million.

The company evaluates quarterly the realizability of its net deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the company's forecast of future taxable income, which is adjusted by applying probability factors, and available tax planning strategies that could be implemented to realize deferred tax assets.
The combination of these factors is expected to be sufficient to realize the entire amount of net deferred tax assets. Approximately $2.9 billion of future taxable income (predominantly U.S.) is needed to realize all of the net deferred tax assets.

The company's net deferred tax assets include substantial amounts of net operating loss and tax credit carryforwards. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. In recent years, the information management business has undergone dramatic changes and there can be no assurances that in the future there would not be increased competition or other factors that may result in a decline in sales or margins, loss of market share, delays in product availability, or technological obsolescence.

Stockholders' equity decreased $254.2 million during 1996, principally reflecting the reclassification of the $150.0 million Series B and C Preferred Stock, translation adjustments of $50.9 million, and preferred dividends declared of $117.2 million, offset in part by net income of $49.7 million.

CONSOLIDATED STATEMENT OF INCOME
Unisys Corporation
------------------------------------------------------------------------------
Year Ended December 31
(Millions, except per share data)              1996        1995        1994
==============================================================================
Revenue                                     $  6,370.5  $  6,342.3  $  6,095.5
                                            ----------  ----------  ----------
Costs and expenses
Cost of revenue                                4,252.1     4,650.1     3,858.4
Selling, general and
  administrative expenses                      1,448.1     1,849.8     1,506.9
Research and development expenses                342.9       404.5       458.5
                                            ----------  ----------  ----------
                                               6,043.1     6,904.4     5,823.8
                                            ----------  ----------  ----------
Operating income (loss)                          327.4      (562.1)      271.7
Interest expense                                 249.7       202.1       203.7
Other income (loss), net                          16.0       (16.9)      (53.4)
                                            ----------  ----------  ----------
Income (loss) from continuing
  operations before income taxes                  93.7      (781.1)       14.6
Estimated income taxes (benefit)                  31.9      (153.8)        2.5
                                            ----------  ----------  ----------
Income (loss) from continuing operations
  before extraordinary items                      61.8      (627.3)       12.1
Income from discontinued operations                            2.7        96.1
Extraordinary items                              (12.1)                   (7.7)
                                            ----------  ----------  ----------
Net income (loss)                                 49.7      (624.6)      100.5
Dividends on preferred shares                    120.8       120.3       120.1
                                            ----------  ----------  ----------
Earnings (loss) on common shares            $    (71.1) $   (744.9) $    (19.6)
                                            ==========  ==========  ==========
Earnings (loss) per common share
Primary
Continuing operations                           $ (.34)    $ (4.37)     $ (.63)
Discontinued operations                                        .02         .56
Extraordinary items                               (.07)                   (.04)
                                            ----------  ----------  ----------
Total                                           $ (.41)    $ (4.35)     $ (.11)
                                            ==========  ==========  ==========
Fully diluted
Continuing operations                           $ (.34)    $ (4.37)     $ (.63)
Discontinued operations                                        .02         .56
Extraordinary items                               (.07)                   (.04)
                                            ----------  ----------  ----------
Total                                           $ (.41)    $ (4.35)     $ (.11)
                                            ==========  ==========  ==========

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET
Unisys Corporation
December 31 (Millions)                        1996          1995
==================================================================
Assets
Current assets
Cash and cash equivalents                 $ 1,029.2      $ 1,114.3
Marketable securities                           5.6            5.4
Accounts and notes receivable, net            959.0          996.3
Inventories                                   642.3          673.9
Deferred income taxes                         365.8          329.8
Other current assets                          131.2           98.9
                                          ---------      ---------
Total                                       3,133.1        3,218.6
                                          ---------      ---------
Long-term receivables, net                     59.3           58.7
                                          ---------      ---------
Properties and rental equipment             1,950.3        2,088.4
Less - Accumulated depreciation             1,328.5        1,397.0
                                          ---------      ---------
Properties and rental equipment, net          621.8          691.4
                                          ---------      ---------
Cost in excess of net assets acquired         981.3        1,014.6
                                          ---------      ---------
Investments at equity                         244.4          298.9
                                          ---------      ---------
Deferred income taxes                         678.7          682.6
                                          ---------      ---------
Other assets                                1,248.5        1,148.4
                                          ---------      ---------
Total                                     $ 6,967.1      $ 7,113.2
                                          =========      =========
Liabilities and stockholders' equity
Current liabilities
Notes payable                               $  13.9        $  12.1
Current maturities of long-term debt            5.8          343.5
Accounts payable                              871.1          940.6
Other accrued liabilities                   1,453.4        1,677.4
Dividends payable                              26.6           30.2
Estimated income taxes                         94.3          143.5
                                          ---------      ---------
Total                                       2,465.1        3,147.3
                                          ---------      ---------
Long-term debt                              2,271.4        1,533.3
                                          ---------      ---------
Other liabilities                             474.6          572.4
                                          ---------      ---------
Redeemable preferred stock                    150.0
                                          ---------      ---------
Stockholders' equity
Preferred stock                             1,420.2        1,570.3
Common stock, shares issued:
  1996 - 175.7; 1995 - 172.3                    1.8            1.7
Accumulated deficit                          (770.1)        (702.6)
Other capital                                 954.1          990.8
                                          ---------      ---------
Stockholders' equity                        1,606.0        1,860.2
                                          ---------      ---------
Total                                     $ 6,967.1      $ 7,113.2
                                          =========      =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
Unisys Corporation
-------------------------------------------------------------------------------
Year Ended December 31 (Millions)                   1996       1995       1994
===============================================================================
Cash flows from operating activities
Income (loss) from continuing operations          $ 61.8   $ (627.3)    $ 12.1
Add (deduct) items to reconcile income
  (loss) from continuing operations to net
  cash (used for) provided by
  operating activities:
Effect of extraordinary items                      (12.1)                 (7.7)
Depreciation                                       182.0      203.0      226.2
Amortization:
  Marketable software                              101.6      151.7      150.5
  Cost in excess of net assets acquired             46.1       40.9       36.9
(Decrease) in deferred income taxes, net           (51.0)    (223.1)     (60.6)
Decrease (increase) in receivables, net             11.0      (66.9)     (16.5)
Decrease (increase) in inventories                  32.1      (15.4)     (28.0)
(Decrease) increase in accounts payable
  and other accrued liabilities                   (258.4)     565.6      186.3
(Decrease) in estimated income taxes               (34.7)     (63.9)     (12.2)
(Decrease) increase in other liabilities           (85.9)     215.5      (36.8)
(Increase) decrease in other assets                (70.3)    (132.7)      57.6
Other                                              (11.9)      50.3       21.3
                                                --------   --------   --------
Net cash (used for) provided
  by operating activities                          (89.7)      97.7      529.1
                                                --------   --------   --------
Cash flows from investing activities
Proceeds from investments                        1,846.1    3,311.9    1,792.7
Purchases of investments                        (1,845.9)  (3,329.6)  (1,816.4)
Proceeds from marketable securities                            14.4      197.9
Purchases of marketable securities                                       (97.2)
Proceeds from sales of properties                   77.4       30.3       24.8
Investment in marketable software                 (116.2)    (123.0)    (121.3)
Capital additions of properties and
  rental equipment                                (162.3)    (195.0)    (208.2)
Purchases of businesses                            (17.9)     (42.3)
                                                --------   --------   --------
Net cash used for investing activities            (218.8)    (333.3)    (227.7)
                                                --------   --------   --------
Cash flows from financing activities
Proceeds from issuance of debt                   1,139.7
Principal payments of debt                        (766.4)     (68.2)    (140.1)
Net (reduction in) proceeds from
  short-term borrowings                             (1.9)       3.1        2.9
Dividends paid on preferred shares                (120.8)    (120.2)    (228.0)
Other                                                 .6        2.8        3.7
                                                --------   --------   --------
Net cash provided by (used for)
  financing activities                             251.2     (182.5)    (361.5)
                                                --------   --------   --------
Effect of exchange rate changes
  on cash and cash equivalents                      (7.3)       5.7       (9.1)
                                                --------   --------   --------
Net cash used for continuing operations            (64.6)    (412.4)     (69.2)
                                                --------   --------   --------
Discontinued operations
Proceeds from sale                                            862.0
Other                                              (20.5)    (203.7)     102.2
                                                --------   --------   --------
Net cash (used for) provided by
  discontinued operations                          (20.5)     658.3      102.2
                                                --------   --------   --------
(Decrease) increase in cash and
  cash equivalents                                 (85.1)     245.9       33.0
                                                --------   --------   --------
Cash and cash equivalents, beginning of year     1,114.3      868.4      835.4
                                                --------   --------   --------
Cash and cash equivalents, end of year         $ 1,029.2  $ 1,114.3    $ 868.4
                                               =========  =========   ========

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

Properties, rental equipment, and depreciation
----------------------------------------------
Properties and rental equipment are carried at cost and are depreciated over the estimated lives of such assets using the straight-line method. Leasehold improvements are amortized over the shorter of the asset lives or the terms of the respective leases. The principal rates used are summarized below by classification of properties:

                            Rate per year (%)
                            -----------------
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

Revenue under systems integration and services contracts is recognized when services have been performed and accepted or milestones have been met. Cost of revenue under such contracts is charged based on current estimated total costs.

Accounting for large multi-year, fixed-price systems integration contracts involves considerable use of estimates in determining revenue, costs, and profits. When estimates indicate a loss under a contract, cost of revenue is charged with a provision for such loss. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known.

Income taxes
------------
Income taxes are provided on taxable income at the statutory rates applicable to such income. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries since such amounts are expected to be reinvested indefinitely.

Earnings per common share
-------------------------
The computation of both primary and fully diluted earnings per share was based on the weighted average number of outstanding common shares. The inclusion of additional shares assuming the exercise of stock options, conversion of Series A Cumulative Convertible Preferred Stock, or conversion of the 8 1/4% convertible subordinated notes due August 1, 2000, and March 15, 2006, would have been antidilutive. The shares used in the computations for the three years ended December 31, 1996 were as follows (in thousands):

                        1996          1995          1994
                      -------       -------       -------
  Primary             172,601       171,238       170,752
  Fully diluted       172,601       171,238       170,752


Software capitalization
-----------------------
The cost of development of computer software to be sold or leased is capitalized and amortized to cost of sales over the estimated revenue-producing lives of the products, but not in excess of three years following product release. Unamortized marketable software costs (which are included in other assets) at December 31, 1996 and 1995 were $223.1 and $238.9 million, respectively.

Cost in excess of net assets acquired
-------------------------------------
Cost in excess of net assets acquired principally represents the excess of cost over fair value of the net assets of Sperry Corporation, which is being amortized on the straight-line method over 40 years.
Accumulated amortization at December 31, 1996 and 1995 was $617.1 and $571.6 million, respectively.

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

Translation of foreign currency
-------------------------------
The local currency is the functional currency for most of the company's international subsidiaries and, as such, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year. Translation adjustments resulting from changes in exchange rates are reported in a separate component of stockholders' equity. Exchange gains and losses on forward exchange contracts designated as hedges of international net investments and exchange gains and losses on intercompany balances of a long-term investment nature are also reported in the separate component of stockholders' equity.

For those international subsidiaries operating in hyper-inflationary economies, the U.S. dollar is the functional currency and, as such, non-monetary assets and liabilities are translated at historical exchange rates and monetary assets and liabilities are translated at current exchange rates. Exchange gains and losses arising from translation are included in other income.

The company also enters into forward exchange contracts and options that have been designated as hedges of certain transactional exposures. Gains and losses on these instruments are deferred and are recognized in income together with the transaction being hedged.

Reclassifications
-----------------
Certain prior-year amounts have been reclassified to conform with the 1996 presentation.

NOTE 2  Significant fourth-quarter events
-----------------------------------------

Restructuring charges
---------------------
In the fourth quarter of 1995, the company recorded a pretax charge of $717.6 million, $581.9 million after tax, or $3.39 per fully diluted common share. The charge included (a) $436.6 million for work force reductions of approximately 7,900 people including severance, notice pay, medical, and other benefits, (b) $218.6 million for consolidation of office facilities and manufacturing capacity, and (c) $62.4 million associated with product and program discontinuances.

In the fourth quarter of 1994, the company recorded a pretax charge of $186.2 million, $133.1 million after tax, or $.78 per fully diluted common share. The charge was related to involuntary employee termination benefits including severance, notice pay, medical, and other benefits for approximately 4,600 people and was taken to reduce the company's cost structure.

Cash expenditures related to restructuring in 1996, 1995, and 1994 were $220.8 million, $133.0 million, and $6.3 million, respectively. Cash expenditures in 1997 and 1998 are expected to be approximately $200 million and $130 million, respectively, principally for work force reductions outside the United States and facility costs. Personnel reductions in 1996 related to restructuring actions were approximately 5,000 and are expected to be approximately 2,200 in 1997 and 700 in 1998. Actual costs incurred are charged to the accrued liability when the actions are taken.

Activity related to the restructuring reserve during the year ended December 31, 1996 was as follows:

(Millions)        12/31/95    Utilized   Other(4)  12/31/96
-----------------------------------------------------------
Work force
reductions (1)     $ 473.3   $ (155.6)  $ (110.2)   $ 207.5
Facilities (2)       249.6      (62.9)       5.6      192.3
Products (3)          11.4      (81.9)     104.6       34.1
                   -------   --------   --------   --------
                   $ 734.3   $ (300.4)   $   -0-    $ 433.9
                   =======   ========   ========   ========
-----------------------------------------------------------
(1) Includes severance, notice pay, medical, and other benefits.
(2) Includes consolidation of office facilities and manufacturing capacity.
(3) Includes product and program discontinuances.
(4) Includes revisions to 1995 classifications, reversals of excess reserves, and provisions in 1996.

During 1996, the company experienced lower-than-anticipated costs for work force reductions. Revisions of estimates for these costs were offset by additional provisions for product and program discontinuances and facility consolidations, $84 million of which were recorded in the fourth quarter.

1995 fourth quarter events
--------------------------
In the fourth quarter of 1995, the company recorded a charge (in cost of revenue) for contract losses of $129.0 million ($88.6 million after tax), or $.51 per primary and fully diluted share, related to certain services contracts, primarily a few large multi-year, fixed-price systems integration contracts. Included in the charge is $65.5 million related to fourth-quarter developments with respect to contract terminations and $63.5 million related to contract performance issues including schedule slippages, late deliveries, and cost overruns that arose in that quarter.

Summary
-------
The 1995 charges for restructuring and loss contracts and the 1994 restructuring charge were recorded in the following statement of income classifications:


Year ended December 31 (Millions)                 1995        1994
-------------------------------------------------------------------
Cost of revenue                                 $ 498.7     $ 109.6
Selling, general and administrative expenses      305.2        47.7
Research and development expenses                  42.7        27.9
Other income, net                                               1.0
                                                -------     -------
Total                                           $ 846.6     $ 186.2
                                                =======     =======
NOTE 3  Discontinued operations
-------------------------------
During the year ended December 31, 1995, the company sold its defense business for cash of $862 million. The net results of the defense operations for 1995 and 1994 are reported separately in the Consolidated Statement of Income as "income from discontinued operations."

The following is a summary of the results of operations of the company's defense business:

Year ended December 31 (Millions)        1995        1994
-----------------------------------------------------------
Revenue                                $ 258.1*   $ 1,421.5
                                       ========   =========
Income from operations (net of
taxes: 1995, $6.5; 1994, $42.5)         $ 12.5*      $ 96.1
Loss on sale, net of taxes of $ 98.2      (9.8)
                                       --------   ---------
   Income from discontinued
    operations                           $ 2.7       $ 96.1
                                       ========   =========

* Reflects results for the period January 1 through March 31, 1995.

NOTE 4  Accounting changes and extraordinary items
--------------------------------------------------

Effective January 1, 1996, the company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires the recognition or disclosure of compensation expense for grants of stock options or other equity instruments issued to employees based upon their fair value. As permitted by SFAS No. 123, the company adopted the disclosure-only option and therefore will continue to apply APB Opinion 25 for its stock plans. Accordingly, no compensation expense has been recognized for its stock option plans. The adoption of these statements had no effect on the company's consolidated financial position, consolidated statement of income, or liquidity.

In 1996, SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," was issued. This statement is effective for transactions occurring after December 31, 1996. The company does not expect that adoption of SFAS No. 125 will have a material effect on its consolidated financial position, consolidated statement of income, or liquidity.

In 1996 and 1994, the company recorded extraordinary charges for extinguishment of debt as follows: 1996, $12.1 million, net of $6.5 million of income tax benefits, or $.07 per fully diluted common share; 1994, $7.7 million, net of $5.1 million of income tax benefits, or $.04 per fully diluted common share.

NOTE 5  Current and long-term receivables, net
----------------------------------------------

Current and long-term receivables, net comprise the following:

December 31 (Millions)               1996        1995
------------------------------------------------------
Accounts receivable, net           $ 934.0     $ 975.1
Sales-type leases, net                54.5        50.7
Installment accounts, net             29.8        29.2
                                   -------     -------
Total, net                         1,018.3     1,055.0
Less - Current receivables, net      959.0       996.3
                                   -------     -------
Long-term receivables, net          $ 59.3      $ 58.7
                                   =======     =======

At December 31, 1996 and 1995, the company had sold accounts receivable of $308.0 and $393.0 million, respectively. Recourse amounts associated with these sales are expected to be minimal. Adequate reserves have been provided to cover potential losses. On an ongoing basis, the company sells accounts receivable to Unisys Receivables, Inc., a wholly owned subsidiary, which then sells such receivables to a master trust. Amounts sold under this arrangement, which are included in the above accounts receivable sold, were $155.0 and $152.5 million at December 31, 1996 and 1995, respectively.

NOTE 6  Inventories
-------------------

Inventories comprise the following:

December 31 (Millions)                 1996       1995
                                     -------    -------
Finished equipment and supplies      $ 325.5    $ 358.6
Work in process and raw materials      316.8      315.3
                                     -------    -------
Total inventories                    $ 642.3    $ 673.9
                                     =======    =======

At December 31, 1996 and 1995, work in process inventories included $154.7 and $120.0 million, respectively, of costs related to long-term contracts.

NOTE 7  Estimated income taxes
------------------------------

Year ended December 31 (Millions)     1996       1995      1994
                                    -------    -------    -------
Income (loss) from continuing
 operations before income taxes
    United States                   $ (91.1)  $ (482.7)   $ (75.2)
    Foreign                           184.8     (298.4)      89.8
                                    -------    -------    -------
Total income (loss) from continuing
  operations before income taxes     $ 93.7   $ (781.1)    $ 14.6
                                    =======    =======    =======
Estimated income taxes (benefit)
    Current
       United States                 $  -      $ (83.6)    $ (6.0)
       Foreign                         72.0       60.5       87.7
       State and local                 10.9       (5.7)     (18.6)
                                    -------    -------    -------
       Total                           82.9      (28.8)      63.1
                                    -------    -------    -------
    Deferred
       United States                  (70.9)    (140.4)     (32.8)
       Foreign                         12.4       15.4      (27.8)
       State and local                  7.5
                                    -------    -------    -------
       Total                          (51.0)    (125.0)     (60.6)
                                    -------    -------    -------
Total estimated income
 taxes (benefit)                     $ 31.9   $ (153.8)     $ 2.5
                                    =======    =======    =======

Following is a reconciliation of estimated income taxes at the United States statutory tax rate to estimated income taxes as reported:

Year ended December 31 (Millions)     1996      1995       1994
                                   --------   --------   --------
United States statutory income
 tax (benefit)                       $ 32.8   $ (273.4)     $ 5.1
Difference in estimated income
 taxes on foreign earnings, losses,
 and remittances                        7.9      192.8       30.3
State taxes                            11.8       (3.6)     (12.1)
Tax refund claims, audit issues,
 and other matters                    (12.9)     (85.4)     (32.8)
Amortization of cost in excess
 of net assets acquired                12.6       12.6       12.6
Reversal of valuation allowances      (24.8)
Other                                   4.5        3.2        (.6)
                                   --------   --------   --------
Estimated income taxes (benefit)     $ 31.9   $ (153.8)     $ 2.5
                                    =======    =======    =======

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 1996 and 1995 were as follows:

December 31 (Millions)                 1996        1995
                                    --------    --------
Deferred tax assets:
Tax loss carryforwards               $ 469.4     $ 532.8
Foreign tax credit carryforwards       407.8       316.8
Other tax credit carryforwards          77.5        77.8
Capitalized research and
  development                          242.4       114.2
Depreciation                            61.3        60.7
Postretirement benefits                 85.0        85.3
Employee benefits                       73.0        81.6
Restructuring                          196.4       286.1
Other                                  250.4       331.0
                                    --------    --------
                                     1,863.2     1,886.3
Valuation allowance                   (434.9)     (498.5)
                                    --------    --------
Total deferred tax assets          $ 1,428.3   $ 1,387.8
                                    ========    ========
Deferred tax liabilities:
Pensions                             $ 315.1     $ 317.5
Other                                  103.9       112.1
                                    --------    --------
Total deferred tax liabilities       $ 419.0     $ 429.6
                                    ========    ========

SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. During 1996, the net decrease in the valuation allowance was $63.6 million.

Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $595 million at December 31, 1996. Such earnings are expected to be reinvested indefinitely. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practicable. The additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be substantially offset by U.S. tax credits for foreign taxes already paid. While there are no specific plans to distribute the undistributed earnings in the immediate future, where economically appropriate to do so, such earnings may be remitted.

Cash paid during 1996, 1995, and 1994 for income taxes was $112.7, $132.2, and $87.6 million, respectively.

At December 31, 1996, the company has U.S. federal and state and local tax loss carryforwards and foreign tax loss carryforwards for certain foreign subsidiaries, the tax effect of which is approximately $469.4 million. These carryforwards will expire as follows (in millions): 1997, $10.1; 1998, $3.2; 1999, $7.6; 2000, $13.0; 2001, $10.0; and $425.5 thereafter. The company also has available tax credit carryforwards of approximately $485.3 million, which will expire as follows (in millions): 1997, $2.1; 1998, $109.6; 1999, $119.8;
2000, $100.1; 2001, $108.6; and $45.1 thereafter.

The company's net deferred tax assets include substantial amounts of net operating loss and tax credit carryforwards. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. In recent years, the information management business has undergone dramatic changes and there can be no assurance that in the future there would not be increased competition or other factors that may result in a decline in sales or margins, loss of market share, delays in product availability, or technological obsolescence.

The company is currently contesting issues before the Internal Revenue Service in connection with Sperry Corporation for the years ended
March 31, 1978 through September 16, 1986. For Convergent, Inc., the company is awaiting a report from the Internal Revenue Service confirming the treatment of settled issues for the years 1985-1988. In management's opinion, adequate provisions for income taxes have been made for all years.

NOTE 8  Properties and rental equipment
---------------------------------------

Properties and rental equipment comprise the following:

December 31 (Millions)          1996        1995
                             ---------   ---------
Land                            $ 24.6      $ 26.8
Buildings                        218.5       239.8
Machinery and equipment        1,269.0     1,312.6
Tools and test equipment         138.3       159.8
Unamortized leasehold
  improvements                    42.5        52.7
Construction in progress          19.6        29.9
Rental equipment                 237.8       266.8
                             ---------   ---------
Total properties and rental
  equipment                  $ 1,950.3   $ 2,088.4
                             =========   =========
NOTE 9  Long-term debt
----------------------

Long-term debt comprises:

December 31 (Millions)            1996       1995
                                -------    -------
9 1/2% notes due 1998           $ 197.5    $ 197.5
10 5/8% senior notes due 1999     330.1      330.1
8 1/4% convertible subordinated
  notes due 2000                  345.0      345.0
12% senior notes due 2003         425.0
11 3/4% senior notes due 2004     450.0
8 1/4% convertible subordinated
  notes due 2006                  299.0
9 3/4% senior sinking fund
  debentures due 2016             190.0      190.0
Credit sensitive notes                       291.8
9 3/4% senior notes                          238.1
8 7/8% notes                                 135.0
Japanese yen                                 100.3
Other                              40.6       49.0
                                -------    -------
Total                           2,277.2    1,876.8
Less - Current maturities           5.8      343.5
                                -------    -------
Total long-term debt          $ 2,271.4  $ 1,533.3
                                =======    =======

Total long-term debt maturities in 1997, 1998, 1999, 2000, and 2001 are $5.8, $213.0, $345.0, $361.0, and $12.2 million, respectively.

Cash paid during 1996, 1995, and 1994 for interest was $255.1, $201.3, and $208.9, million, respectively.

In the fourth quarter of 1996, the company purchased approximately $173 million of U.S. Government securities and deposited them into an irrevocable trust. The funds in the trust will be used solely to satisfy the remaining scheduled payments of interest and principal on approximately $155 million of the company's outstanding Credit Sensitive Notes due July 1, 1997. As a result, the Notes are extinguished for financial reporting purposes. The company had previously purchased approximately $137 million of such Notes in the open market and had redeemed all of its 8 7/8% Notes due July 1997. These debt extinguishments resulted in an extraordinary loss of $.07 per share.

The company has a one-year $200 million revolving credit facility that expires in June 1997. The conditions precedent to a borrowing under the facility include minimum cash balances and compliance with net worth and interest coverage covenants. In addition, if any borrowings are outstanding, the company is required to maintain full compensating balances with the bank group unless waived by a supermajority of the banks. The company pays commitment fees on the unused amount of the facility. In addition, international subsidiaries maintain short-term credit arrangements with banks in accordance with local customary practice.

NOTE 10  Other accrued liabilities
----------------------------------

Other accrued liabilities comprise the following:

December 31 (Millions)                   1996         1995
                                       -------      -------
Payrolls and commissions               $ 305.6      $ 328.4
Customers' deposits and prepayments      551.9        507.3
Taxes other than income taxes            164.6        172.4
Restructuring*                           294.7        503.7
Other                                    136.6        165.6
                                       -------      -------
Total other accrued liabilities      $ 1,453.4    $ 1,677.4
                                       =======      =======

* At December 31, 1996 and 1995, an additional $139.2 million and $230.6 million, respectively, was reported in other liabilities on the consolidated balance sheet.

NOTE 11  Leases
---------------

Rental expense, less income from subleases, for 1996, 1995, and 1994 was $177.7, $195.8, and $195.1 million, respectively.

Minimum net rental commitments under noncancelable operating leases outstanding at December 31, 1996, substantially all of which relate to real properties, were as follows: 1997, $152.4 million; 1998, $124.8 million; 1999, $102.1 million; 2000, $77.1 million; 2001, $63.5 million; and
thereafter, $425.0 million. Such rental commitments have been reduced by minimum sublease rentals of $112.0 million due in the future under non-cancelable subleases.

NOTE 12  Litigation
-------------------

There are various lawsuits, claims, and proceedings that have been brought or asserted against the company. Although the ultimate results of these lawsuits, claims, and proceedings are not currently determinable, management does not expect that these matters will have a material adverse effect on the company's consolidated financial position, consolidated statement of income or liquidity.

NOTE 13  Financial instruments
------------------------------

The company uses derivative financial instruments to reduce its exposure to market risks from changes in foreign exchange rates and interest rates. The company does not hold or issue financial instruments for speculative trading purposes. The derivative instruments used are foreign exchange forward contracts and options. These derivatives, which are over-the-counter instruments, are non-leveraged and involve little complexity.

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

Due to its foreign operations, the company is exposed to the effects of foreign exchange rate fluctuations on the U.S. dollar. Foreign exchange forward contracts and options generally having maturities of less than nine months are entered into for the sole purpose of hedging certain transactional exposures.

The cost of foreign currency options is recorded in prepaid expenses in the consolidated balance sheet. At December 31, 1996, such prepaid expense was $3.6 million. When the U.S. dollar strengthens against foreign currencies, the decline in value of the underlying exposures is partially offset by gains in the value of purchased currency options designated as hedges. When the U.S. dollar weakens, the increase in the value of the underlying exposures is reduced only by the premium paid to purchase the options. The cost of options and any gains thereon are reported in income when the related transactions being hedged (generally within 12 months) are recognized.

The company also enters into foreign exchange forward contracts. Gains and losses on such contracts, which hedge transactional exposures, are deferred and included in current liabilities until the corresponding transaction is recognized. At December 31, 1996, the company had a total of $200.0 million (of notional value) of foreign exchange forward contracts, $144.7 million to sell foreign currencies, and $55.3 million to buy foreign currencies. At December 31, 1995, the company had a total of $370.9 million of such contracts, $176.1 million to sell foreign currencies and $194.8 million to buy foreign currencies. At December 31, 1996, a realized net gain on such contracts of approximately $2.8 million was deferred and included in current liabilities. Gains or losses on foreign exchange forward contracts that hedge foreign currency transactions are reported in income when the related transactions being hedged
(generally within 12 months) are recognized.

Financial instruments comprise the following:

December 31 (Millions)                       1996           1995
                                          ---------      ---------
Outstanding:
  Long-term debt                          $ 2,277.2      $ 1,876.8
  Foreign exchange forward contracts*         200.0          370.9
  Foreign exchange options*                   282.3          256.8
  Interest rate swaps*                          -             50.2
  Foreign currency swaps*                       -             50.1
                                          ---------      ---------
Estimated fair value:
  Long-term debt                            2,374.3        1,715.8
  Foreign exchange forward contracts          197.8          369.3
  Foreign exchange options                      5.9            3.8
  Interest rate swaps                           -             (1.0)
  Foreign currency swaps                        -             18.6

*notional value

Financial instruments also include temporary cash investments and customer accounts receivable. Temporary investments are placed with creditworthy financial institutions, primarily in over-securitized treasury repurchase agreements, Euro-time deposits, or commercial paper of major corporations. The company's cash equivalents are classified as available-for-sale and at December 31, 1996, principally have maturities of less than one month. Due to the short maturities of these instruments, they are carried on the balance sheet at cost plus accrued interest, which approximates market value. Realized gains or losses during 1996 and 1995, as well as unrealized gains or losses at December 31, 1996, were immaterial. Receivables are due from a large number of customers that are dispersed worldwide across many industries. At December 31, 1996 and 1995, the company had no significant concentrations of credit risk.

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


NOTE 14  Business segment information
-------------------------------------

The company operates primarily in one business segment - information management. This segment represents more than 90% of consolidated revenue, operating profit, and identifiable assets. The company's products and services include enterprise-class and network servers, desktop/mobile systems, software, systems integration, consulting and outsourcing services, distributed computing support services, and hardware/software maintenance. These products and services are marketed throughout the world to commercial businesses and governments. The company's worldwide operations are structured to achieve consolidated objectives. As a result, significant interdependencies and overlaps exist among the company's operating units. Accordingly, the revenue, operating profit, and identifiable assets shown for each geographic area may not be indicative of the amounts that would have been reported if the operating units were independent of one another.

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

No single customer accounts for more than 10% of revenue. Revenue from various agencies of the U.S. Government approximated $542, $530, and $476 million in 1996, 1995, and 1994, respectively.

A summary of the company's operations by geographic area is presented below:

(Millions)                   1996        1995        1994
                          ---------   ---------   ---------
United States
  Customer revenue        $ 2,350.0   $ 2,405.5   $ 2,389.1
  Affiliate revenue           720.2       721.6       695.6
                          ---------   ---------   ---------
  Total                   $ 3,070.2   $ 3,127.1   $ 3,084.7
                          =========   =========   =========
  Operating profit (loss)   $ (23.7)   $ (306.9)     $ 33.3
  Identifiable assets       1,314.9     1,368.5     1,247.8
                          ---------   ---------   ---------
Europe and Africa
  Customer revenue        $ 2,063.5   $ 2,090.3   $ 1,935.4
  Affiliate revenue            28.2        28.8        47.2
                          ---------   ---------   ---------
  Total                   $ 2,091.7   $ 2,119.1   $ 1,982.6
                          =========   =========   =========
  Operating profit (loss)    $ 76.0    $ (505.0)    $ (82.5)
  Identifiable assets         777.5       827.8       758.2
                          ---------   ---------   ---------
Americas/Pacific
  Customer revenue        $ 1,957.0   $ 1,846.5   $ 1,771.0
  Affiliate revenue           122.3       138.7       177.7
                          ---------   ---------   ---------
  Total                   $ 2,079.3   $ 1,985.2   $ 1,948.7
                          =========   =========   =========
  Operating profit          $ 420.9     $ 408.0     $ 392.6
  Identifiable assets         492.6       496.1       628.1
                          ---------   ---------   ---------
Adjustments
 and eliminations
  Affiliate revenue        $ (870.7)   $ (889.1)   $ (920.5)
  Operating profit             (4.8)       21.5        18.4
  Identifiable assets         (28.7)      (23.9)      (50.7)
                          ---------   ---------   ---------
Consolidated
  Revenue                 $ 6,370.5   $ 6,342.3   $ 6,095.5
                          =========   =========   =========
  Operating profit (loss)   $ 468.4    $ (382.4)    $ 361.8
  General corporate
    expenses                 (125.0)     (196.6)     (143.5)
  Interest expense           (249.7)     (202.1)     (203.7)
                          ---------   ---------   ---------
  Income (loss) from
  continuing operations
  before income taxes        $ 93.7    $ (781.1)     $ 14.6
                          =========   =========   =========
  Identifiable assets     $ 2,556.3   $ 2,668.5   $ 2,583.4
  Corporate assets          4,410.8     4,444.7     4,610.0
                          ---------   ---------   ---------
  Total assets            $ 6,967.1   $ 7,113.2   $ 7,193.4
                          =========   =========   =========

NOTE 15  Employee plans
-----------------------

Retirement benefits
-------------------
Defined benefit retirement income plans cover the majority of domestic employees and certain employees in countries outside the United States.
In the United States, the company has a retirement plan under which funds are deposited with a trustee. Major subsidiaries outside the United States provide for employee pensions in accordance with local requirements and customary practices, and several maintain funded defined benefit plans.

For the plan covered by the Employee Retirement Income Security Act ("ERISA"), the company's funding policy is to fund in accordance with ERISA funding standards. The various benefit formulas and the funding methods used in the international plans are in accordance with local requirements. Plan assets generally are invested in common stocks, fixed-income securities, insurance contracts, and real estate. At December 31, 1996, the assets of the company's U.S. pension plan included approximately 1.3 million shares of the company's common stock valued at approximately $9.0 million.

Net curtailment gains of $10.5, $14.9, and $8.3 million have been recognized in 1996, 1995, and 1994, respectively.

Stock plans
-----------
Under plans approved by the stockholders, stock options, stock appreciation rights, restricted stock, and restricted stock units may be granted to officers and other key employees.

Options have been granted to purchase the company's common stock at 100% of the fair market value at the date of grant. Options have a maximum duration of ten years and become exercisable in annual installments over a two-, three- or four-year period following date of grant.

Restricted stock and restricted stock units have been granted and are subject to forfeiture until the expiration of a specified period of service commencing on the date of grant. Compensation expense resulting from the awards is charged to income ratably from the date of grant until the date the restrictions lapse and is based on fair market value at the date of grant. During the year ended December 31, 1996, 2.9 million shares of restricted stock and restricted stock units were granted at a weighted average grant date price of $7.06 per share, .5 million shares and units were forfeited, and $4.6 million was charged to income.

Effective January 1, 1996, the company adopted the disclosure-only option under SFAS No. 123, "Accounting for Stock-Based Compensation." The company continues to apply APB Opinion 25 for its stock plans. Accordingly, no compensation expense has been recognized for its stock option plans.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the company had accounted for its stock plans under the fair value method of SFAS No. 123. The fair value of stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1996 and 1995, respectively: risk-free interest rates of 6.34% and 6.70%, volatility factors of the expected market price of the company's common stock of 55%, a weighted average expected life of the option of 5 years, and no dividends.

For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.
The company's pro forma net income (loss) for the years ended December
31, 1996 and 1995, respectively, follows: 1996, $46.0 million or a loss of $.43 per share; and 1995, $(626.9) million or a loss of $4.36 per share. Since the fair value of options is recognized over the vesting period, the initial impact on pro forma net income may not be representative of pro forma results in future years, when the effect of multiple awards would be reflected in the pro forma results.

A summary of the status of stock option activity follows:

Year ended December 31
(Shares in thousands)               1996                    1995                    1994
                           ----------------------  ----------------------  ----------------------
                                   Weighted Avg.           Weighted Avg.           Weighted Avg.
                           Shares  Exercise Price  Shares  Exercise Price  Shares  Exercise Price
                           ------- --------------  ------- --------------  ------- --------------
Outstanding at
  beginning of year        17,429      $11.48      17,474      $11.81      15,402      $12.05
Granted                     4,493        6.23       4,332        9.99       4,499       11.09
Exercised                    (119)       4.20        (471)       5.98        (654)       5.57
Forfeited and expired      (3,579)      11.87      (3,906)      11.99      (1,773)      14.31
                           ----------------------  ----------------------  ----------------------
Outstanding at
  end of year              18,224       10.16      17,429       11.48        17,474     11.81
                           ----------------------  ----------------------  ----------------------
Exercisable at
  end of year              10,499       11.57       9,997       12.14         9,620     12.40
                           ----------------------  ----------------------  ----------------------
Shares available
  for granting options
  at end of year            4,351                   4,480                     2,105
                           ----------------------  ----------------------  ----------------------
Weighted average fair
  value of options
  granted during the year               $3.40                   $5.58
                           ----------------------  ----------------------  ----------------------

At December 31, 1996
(Shares in thousands)      Outstanding                   Exercisable
                       ----------------------------  -------------------
                                           Average              Average
Exercise                        Average    Exercise             Exercise
Price Range            Shares   Life<F1>   Price     Shares     Price
                       ----------------------------  -------------------
$4-7                    5,264     8.25      $5.80     1,122      $4.25
$7-11                   4,736     7.08       9.94     2,642       9.86
$11-13                  4,229     6.83      11.54     2,752      11.63
$13-40                  3,995     3.08      14.72     3,983      14.72
                       ----------------------------  -------------------
Total                  18,224     6.50      10.16    10,499      11.57
                       ======                        ======

<F1> Average contractual remaining life in years.

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

In 1992, the company announced changes to its postretirement benefit plans to phase out the company's subsidy by January 1, 1996. Several lawsuits have been brought by plan participants challenging the announced changes to the plans, and the company is defending them vigorously. In 1994, several of these lawsuits were resolved, which resulted in the company recognizing income of $13.8 million ($8.0 million amortization of prior service benefit and $5.8 million settlement).

Net periodic postretirement benefit cost for 1996, 1995, and 1994 includes the following components:

Year ended December 31 (Millions)       1996     1995     1994
                                       -------  -------  -------
Interest cost on accumulated
  postretirement benefit obligation    $ 16.0   $ 17.6   $ 22.1
Amortization of prior service benefit    (2.7)    (8.5)    (8.0)
Net amortization and deferral            (1.5)     3.6     (2.5)
Return on plan assets                    (1.0)    (4.2)      .5
Service cost - benefits earned
  during the period                                 .1      1.0
                                       -------  -------  -------
Net periodic postretirement
  benefit cost                         $ 10.8    $ 8.6   $ 13.1
                                       =======  =======  =======

The status of the plan and amounts recognized in the company's consolidated balance sheet at December 31, 1996 and 1995 were as follows:

December 31 (Millions)                    1996        1995
                                        --------    --------
Actuarial present value of
accumulated postretirement
benefit obligation - retirees           $ 221.6     $ 223.4
Less plan assets at fair value            (24.8)      (27.3)
                                        --------    --------
Accrued postretirement benefit
  liability in excess of plan assets      196.8       196.1
Unrecognized net loss                     (10.7)       (8.3)
Unrecognized prior service benefit         28.3        30.9
                                        --------    --------
Accrued postretirement benefit
  obligation recognized in the
  consolidated balance sheet            $ 214.4     $ 218.7
                                        ========    ========

As of December 31, 1996 and 1995, the entire liability was classified as long-term.

The assumed rate of return on plan assets, which are principally invested in fixed-income securities, was 8% in 1996 and 1995, and the weighted average discount rate used to measure the accumulated postretirement benefit obligation was 7.5% at December 31, 1996 and 1995. The assumed health care cost trend rate used in measuring the expected cost of benefits covered by the plan was 9.4% for 1997, gradually declining to 6% in 2006 and thereafter. A one-percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 1996 by $11.2 million and increase the aggregate of the service and interest cost components of net periodic post-retirement health care benefit cost by $.9 million.

Retirement benefits
-------------------
The plans' funded status and amounts recognized in the company's consolidated balance sheet at December 31, 1996 and 1995 were as follows:

                                                      Assets Exceed Accumulated Benefits       Accumulated Benefits Exceed  Assets
                                                  ------------------------------------------ ---------------------------------------
                                                        U.S. Plan           Int'l Plans           U.S. Plan         Int'l  Plans
                                                  --------------------- -------------------- ------------------- -------------------
(Millions)                                           1996       1995       1996      1995       1996      1995      1996      1995
                                                  ---------- ---------- --------- ---------- --------- --------- --------- ---------
                                                             <C
Actuarial present value of benefit obligations:
  Vested benefit obligation                       $ 3,142.3  $ 3,165.4    $ 669.4   $ 631.3    $ 52.0    $ 49.8    $ 30.2    $ 31.8
                                                  ---------- ---------- --------- ---------- --------- --------- --------- ---------
  Accumulated benefit obligation                  $ 3,193.4  $ 3,226.7    $ 683.3   $ 642.9    $ 53.5    $ 51.0    $ 32.9    $ 50.2
                                                  ---------- ---------- --------- ---------- --------- --------- --------- ---------
  Projected benefit obligation                    $ 3,246.2  $ 3,254.2    $ 710.6   $ 674.7    $ 53.5    $ 53.4    $ 37.2    $ 58.4
                                                  ---------- ---------- --------- ---------- --------- --------- --------- ---------
Plan assets at fair value                           3,662.8    3,390.8      871.7     784.1                          20.2      27.0
                                                  ---------- ---------- --------- ---------- --------- --------- --------- ---------
Projected benefit obligation
  less than (in excess of) plan assets                416.6      136.6      161.1     109.4     (53.5)    (53.4)    (17.0)    (31.4)
Unrecognized net loss (gain)                          330.5      580.0      (42.0)     (3.9)     11.2      12.4      (9.7)       .7
Unrecognized prior service (benefit) cost             (50.4)     (65.8)       7.0       4.2       2.2       2.2       1.1       1.2
Unrecognized net (asset) obligation
  at date of adoption                                   (.3)       (.4)      (2.1)     (4.3)      3.2       4.0       3.3       4.7
                                                  ---------- ---------- --------- ---------- --------- --------- --------- ---------
Prepaid pension cost (pension liability)
  recognized in the consolidated balance sheet      $ 696.4    $ 650.4    $ 124.0   $ 105.4   $ (36.9)  $ (34.8)  $ (22.3)  $ (24.8)
                                                  ========== ========== ========= ========== ========= ========= ========= =========

Net periodic pension cost for 1996, 1995, and 1994 includes the following components:

                                                          U.S. Plans                International Plans
                                                  ---------------------------   ---------------------------
(Millions)                                          1996      1995      1994      1996      1995      1994
                                                  -------   -------   -------   -------   -------   -------
Service cost - benefits earned during the period   $ 34.6    $ 33.8    $ 44.1    $ 20.9    $ 22.9    $ 22.2
Interest cost on projected benefit obligation       242.5     245.2     231.5      45.8      49.5      42.7
Return on assets                                   (507.8)   (684.1)      5.6    (101.5)    (85.6)     33.8
Net amortization and deferral                       197.8     355.2    (293.7)     38.2      25.3     (86.8)
                                                  -------   -------   -------   -------   -------   -------
Net periodic pension (income) cost                $ (32.9)  $ (49.9)  $ (12.5)    $ 3.4    $ 12.1    $ 11.9
                                                  =======   =======   =======   =======   =======   =======

The assumptions used to determine the above data were as follows:
                                                  -------   -------   -------   -------   -------   -------
Discount rate                                       7.75%     7.50%     8.75%     7.11%     7.23%     7.48%
Rate of increase in compensation levels             5.40%     5.40%     5.40%     3.88%     4.08%     4.43%
Expected long-term rate of return on assets        10.00%    10.00%    10.00%     8.33%     8.37%     8.40%

NOTE 16  Stockholders' equity
-----------------------------

Changes in stockholders' equity during the three years ended December 31, 1996 were as follows:

                                                                                             Other Capital
                                                                                     ------------------------------
                                                                           Retained                        Other,
                                                                           Earnings                        Princi-
                                        Preferred Stock                    (Accumu-                         pally
                                 ------------------------------    Common    lated   Treasury Translation  Paid-in
(Millions)                       Series A    Series B  Series C     Stock   Deficit)  Stock   Adjustments  Capital
                                 ---------- --------- --------- ---------- --------- -------- ----------- ---------
Balance at December 31, 1993     $ 1,420.2    $ 50.0   $ 100.0     $ 1.7   $ 159.8   $ (15.3) $ (360.8)   $ 1,339.9
Issuance of stock under stock
  option and other plans                                                                 (.7)                   3.6
Net income                                                                   100.5
Dividends                                                                   (214.6)
Translation adjustments                                                                           20.0
Other                                   .1                                                                       .1
                                 ---------- --------- --------- ---------- --------- -------- ----------- ---------
Balance at December 31, 1994       1,420.3      50.0     100.0       1.7      45.7     (16.0)   (340.8)     1,343.6
Issuance of stock under stock
  option and other plans                                                                 (.3)                   2.7
Net income (loss)                                                           (624.6)
Dividends                                                                   (123.7)
Translation adjustments                                                                            1.6
                                 ---------- --------- --------- ---------- --------- -------- ----------- ---------
Balance at December 31, 1995       1,420.3      50.0     100.0       1.7    (702.6)    (16.3)   (339.2)     1,346.3
Transfer to "redeemable
  preferred stock"                             (50.0)   (100.0)
Issuance of stock under stock
  option and other plans                                              .1                                       23.6
Net income                                                                    49.7
Dividends                                                                   (117.2)
Unearned compensation                                                                                          (9.4)
Translation adjustments                                                                          (50.9)
Other                                  (.1)
                                 ---------- --------- --------- ---------- --------- -------- ----------- ---------
Balance at December 31, 1996     $ 1,420.2      $ -       $ -      $ 1.8  $ (770.1)  $ (16.3) $ (390.1)   $ 1,360.5
                                 ========== ========= ========= ========== ========= ======== =========== =========

The company has 360,000,000 authorized shares of common stock, par value $.01 per share. The company has 40,000,000 shares of authorized preferred stock, par value $1 per share, issuable in series.

The company has authorization to issue up to 30,000,000 shares of Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock"), 10 shares of Series B Cumulative Convertible Preferred Stock ("Series
B Preferred Stock"), and 20 shares of Series C Cumulative Convertible Preferred Stock ("Series C Preferred Stock").

Each share of Series A Preferred Stock (i) accrues quarterly cumulative dividends of $3.75 per share per annum, (ii) has a liquidation preference of $50.00 plus accrued and unpaid dividends, (iii) is convertible into
1.67 shares of the company's common stock, subject to customary anti-dilution adjustments, and (iv) is redeemable at the option of the company under certain circumstances at $50.00 per share. In addition, shares of Series A Preferred Stock have priority as to dividends over holders of the company's common stock that rank junior with regard to dividends. If, on the date used to determine stockholders of record for a meeting of stockholders at which directors are to be elected, preferred stock dividends are in arrears in an amount equal to at least six quarterly dividends, the number of members of the Board of Directors will be increased by two as of the date of such stockholders' meeting and the holders of shares of Series A Preferred Stock will be entitled to vote for and elect such two additional directors.

Mitsui & Co., Ltd. ("Mitsui") owns $150 million of convertible preferred stock, consisting of 10 shares of Series B Preferred Stock and 20 shares of Series C Preferred Stock. In January 1997, the company reached an agreement with Mitsui to redeem all of the $100 million Series C Preferred Stock on March 27, 1997 and all of the $50 million Series B Preferred Stock on June 26, 1997 at stated value plus accrued dividends. Accordingly, at December 31, 1996, the company classified such preferred stock as redeemable preferred stock in the consolidated balance sheet.

Each outstanding share of common stock has attached to it one preferred share purchase right. Each right entitles the registered holder to purchase for $75, under certain circumstances, one three-hundredth of a share of Junior Participating Preferred Stock, par value $1 per share. The rights become exercisable only if a person or group acquires 20% or more of the company's common stock, or announces a tender or exchange offer for 30% or more of the common stock. If the company is acquired (or survives in a reverse merger transaction) or 50% or more of its consolidated assets or earnings power are sold, each right will entitle its holder to purchase a number of the acquiring company's common shares (or the company's common shares) having a market value of $150. The company will be entitled to redeem the rights at one and two-thirds cents per right prior to the earlier of the expiration of the rights, or the time that a 20% position has been acquired. Until the rights become exercisable, they have no dilutive effect on net income per common share.

At December 31, 1996, 158.2 million shares of unissued common stock of the company were reserved for the following: 57.2 million for con-vertible preferred stock, 43.5 million for the 8 1/4% convertible subordinated notes due 2006, 33.7 million for the 8 1/4% convertible subordinated notes due 2000, and 23.8 million for stock options and stock purchase plans.

Changes in issued shares during the three years ended December 31, 1996 were as follows:

                                        Preferred Stock
                                 -------------------------------       Common      Treasury
                                  Series A   Series B   Series C        Stock        Stock
                                 ----------  ---------  --------     -----------  ----------
Balance at December 31, 1993     28,404,439     10         20        171,171,027   (806,183)
Issuance of stock under stock
  option and other plans                                                 654,024    (58,861)
Other                                   747                                2,298
                                 ----------  ---------  --------     -----------  ----------
Balance at December 31, 1994     28,405,186     10         20        171,827,349   (865,044)
Issuance of stock under stock
  option and other plans                                                 488,726    (27,965)
  Other                                 (37)                                  60
                                 ----------  ---------  --------     -----------  ----------
Balance at December 31, 1995     28,405,149     10         20        172,316,135   (893,009)
Issuance of stock under stock
  option and other plans                                               3,425,906     (6,196)
Other                                  (300)                                 501
                                 ----------  ---------  --------     -----------  ----------
Balance at December 31, 1996     28,404,849     10         20        175,742,542   (899,205)
                                 ==========  =========  ========     ===========  ==========

                        Report of Independent Auditors
              To the Board of Directors of Unisys Corporation
              -----------------------------------------------

We have audited the accompanying consolidated balance sheets of Unisys Corporation at December 31, 1996 and 1995, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of Unisys Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unisys Corporation at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
January 22, 1997

                    Supplemental Financial Data (Unaudited)
                               Unisys Corporation
                       Quarterly financial information

                                     First    Second     Third     Fourth
(Millions, except per share data)   Quarter   Quarter   Quarter    Quarter   Year
---------------------------------  ---------  ---------  ---------  ---------  --------
1996
Revenue                            $ 1,423.1  $ 1,505.0  $ 1,630.9  $ 1,811.5  $6,370.5
Gross profit                           438.9      491.9      530.0      657.6   2,118.4
Income (loss) before income taxes      (20.3)       8.0       21.5       84.5      93.7
Net income (loss) before
  extraordinary item                   (13.4)       5.3       14.2       55.7      61.8
Net income (loss)                      (13.4)       5.3       14.2       43.6      49.7
Dividends on preferred shares           30.2       30.2       30.2       30.2     120.8
Earnings (loss) on common shares       (43.6)     (24.9)     (16.0)      13.4     (71.1)
Earnings (loss) per common
  share - primary and fully diluted
  Before extraordinary item             (.25)      (.14)      (.09)       .15      (.34)
  Extraordinary item                                                     (.07)     (.07)
                                    --------  ---------  ---------  ---------  --------
  Total                                 (.25)      (.14)      (.09)       .08      (.41)
                                    ========  =========  =========  =========  ========
Market price per common share
  high                                 7 3/4      9 1/8      7 1/4      7 3/4     9 1/8
  low                                  5 3/8      5 5/8      5 3/8      5 7/8     5 3/8
                                    --------  ---------  ---------  ---------  --------
1995
Revenue                            $ 1,464.9  $ 1,519.8  $ 1,491.7  $ 1,865.9 $ 6,342.3
Gross profit                           541.4      547.0      467.4      136.4   1,692.2
Income (loss) from continuing
  operations before income taxes        48.4       60.6      (48.8)    (841.3)   (781.1)
Income (loss) from
  continuing operations                 32.1       39.8      (32.2)    (667.0)   (627.3)
Income (loss) from
  discontinued operations               12.5                             (9.8)      2.7
Net income (loss)                       44.6       39.8      (32.2)    (676.8)   (624.6)
Dividends on preferred shares           29.9       30.0       30.2       30.2     120.3
Earnings (loss) on common shares        14.7        9.8      (62.4)    (707.0)   (744.9)
Earnings (loss) per common share
   - primary and fully diluted
  Continuing operations                  .02        .06       (.36)     (4.06)    (4.37)
  Discontinued operations                .07                             (.06)      .02
                                    --------  ---------  ---------  ---------  --------
  Total                                  .09        .06       (.36)     (4.12)    (4.35)
                                    ========  =========  =========  =========  ========
Market price per common share
  high                                10 1/8     11 3/4         11      8 5/8    11 3/4
  low                                  8 1/2      9 1/8      7 5/8      5 1/2     5 1/2
                                    --------  ---------  ---------  ---------  --------

In the fourth quarter of 1995, the company recorded charges of $846.6 million, or $3.90 per fully diluted common share. See Note 2 of the Notes to Consolidated Financial Statements.

The individual quarterly per-common share amounts may not total to the per-common share amount for the full year because of accounting rules governing the computation of earnings per common share.

Market prices per common share are as quoted on the New York Stock Exchange composite listing.

Six-year summary of selected financial data
(Millions, except per share data)      1996      1995<F1>  1994<F1>    1993       1992      1991<F1>
                                    ---------  ---------  ---------  ---------  ---------  ----------
Results of operations
Revenue                             $ 6,370.5  $ 6,342.3  $ 6,095.5  $ 6,107.1  $ 6,715.6   $ 6,908.8
Operating income (loss)                 327.4     (562.1)     271.7      698.7      688.2      (614.3)
Income (loss) from
  continuing operations
  before income taxes                    93.7     (781.1)      14.6      370.9      301.3    (1,425.6)
Income (loss) from
  continuing operations
  before extraordinary
  items and changes
  in accounting principles               61.8     (627.3)      12.1      286.3      166.3    (1,520.2)
Net income (loss)                        49.7     (624.6)     100.5      565.4      361.2    (1,393.3)
Dividends on preferred shares           120.8      120.3      120.1      121.6      122.1       121.2
Earnings (loss) on
  common shares                         (71.1)    (744.9)     (19.6)     443.8      239.1    (1,514.5)
Earnings (loss) from
  continuing operations
  per common share
    Primary                              (.34)     (4.37)      (.63)      1.00        .27      (10.16)
    Fully diluted                        (.34)     (4.37)      (.63)      1.17        .33      (10.16)
Financial position
Working capital                       $ 668.0     $ 71.3  $ 1,015.7    $ 681.0    $ 513.3     $ 384.3
Total assets                          6,967.1    7,113.2    7,193.4    7,349.4    7,322.1     8,218.7
Long-term debt                        2,271.4    1,533.3    1,864.1    2,025.0    2,172.8     2,694.6
Common stockholders'
  equity<F2>                            185.8      289.9    1,034.2    1,057.3      541.8       342.1
Common stockholders'
  equity per share                       1.06       1.69       6.05       6.21       3.35        2.12

Other data
Engineering, research and
  development                         $ 342.9    $ 404.5    $ 458.5    $ 489.3    $ 505.6     $ 610.6
Capital additions of
  properties and
  rental equipment                      162.3      195.0      208.2      173.5      227.0       222.7
Investment in marketable
  software                              116.2      123.0      121.3      118.7      110.2       167.7
Depreciation                            182.0      203.0      226.2      252.0      311.4       412.1
Amortization
  Marketable software                   101.6      151.7      150.5      144.6      131.8       241.0
  Cost in excess of net
    assets acquired                      46.1       40.9       36.9       36.7       36.8       246.6
Common shares
  outstanding (millions)                174.8      171.4      171.0      170.4      161.9       161.7
Stockholders of
  record (thousands)                     39.2       41.5       45.3       47.8       51.7        54.6
Employees (thousands)                    32.9       37.4       37.8       38.2       41.7        46.4

<F1> Includes special pretax charges of $846.6 million, $186.2 million, and
     $1,200.0 million for the years ended December 31, 1995, 1994, and 1991, respectively.
<F2> After deduction of cumulative preferred dividends in arrears.

Customer revenue by business unit

Year ended December 31 (Millions)        1996               1995
                                   ---------------     ---------------
Information Services Group         $ 1,951.4   31%     $ 1,836.8   29%
Global Customer Services             1,991.9   31        1,884.1   30
Computer Systems Group               2,427.2   38        2,621.4   41
                                   ---------  ----     ---------  ----
Total                              $ 6,370.5  100%     $ 6,342.3  100%
                                   =========  ====     =========  ====