Form 10-K, Exhibit 13
period 1997-12-31
UNISYS CORP
filed 1998-03-20
CIK 746838

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
                 ---------------------------------------------

Overview
--------
For 1997, the company reported net income before one-time charges of $199.0 million, compared to net income of $61.8 million before one-time charges for 1996. Before one-time items in both years, in 1997 the company earned $.46 per common share on a diluted basis after preferred dividends,compared to a loss of $.34 on a diluted basis after preferred dividends in 1996.

In the fourth quarter of 1997, the company recorded a one-time charge of $1.1 billion against net income. Including this charge, the company had a 1997 net loss of $853.6 million, or $5.30 per share, compared to 1996 net income of $49.7 million, or a loss of $.41 per share after preferred dividends. Net income in 1996 includes a charge for an extraordinary item of $12.1 million, or $.07 per share, for the early retirement of debt. The 1997 loss of $5.30 per share is computed based on the weighted average common shares outstanding. Earnings per share for 1997 before one-time charges ($.46) are computed on a diluted basis, which also includes additional shares from the assumed conversion of outstanding stock options and convertible debt.

The $1.1 billion charge in the fourth quarter of 1997 reflects a number of actions taken to focus the company's resources on enterprise-class servers and its services business, accelerate profitable revenue growth, and reduce debt. The charge included $127.0 million, or $.70 per share, principally related to the company's decision to discontinue the manufacturing and assembly of personal computers and low-end servers and to dispose of a small, non-strategic technology product. The company plans to meet customer needs for low-end systems through partnering arrangements.

Also included in the charge is the non-cash writeoff of $883.6 million, or $4.85 per share, of goodwill principally related to the 1986 merger of Burroughs Corporation and Sperry Corporation. The writeoff reflects the rapid changes that continue to occur in the marketplace away from the proprietary technology and maintenance businesses and the continuing declines in revenue and margins in these businesses, as well as the company's decision to change the method used for measuring the remaining value of goodwill. Yearly amortization of this goodwill was approximately $36 million.

The final component of the fourth-quarter charge was $42.0 million, or $.23 per share, related to the conversion of convertible debt. During the fourth quarter of 1997, the company reduced its long-term debt by $616 million through the conversion of convertible notes into 73.2 million shares of common stock. Approximately $271 million of the debt was converted in response to a special offer by the company to pay a cash premium for each note converted. The $42.0 million charge represents the cost of the special offer. For further information on the 1997 fourth quarter charges, see Note 3 of the Notes to the Consolidated Financial Statements.

Results of operations
---------------------
The following comparisons of income statement categories exclude all of the 1997 and 1996 one-time charges discussed above, as well as 1995 after-tax charges of $581.9 million for restructuring and $88.6 million for contract losses. See Note 3 of the Notes to the Consolidated Financial Statements.

Revenue for 1997 was $6.6 billion compared to $6.4 billion in 1996 and $6.3 billion in 1995. Revenue from international operations in 1997, 1996, and 1995 was $3.9 billion, $4.0 billion, and $3.9 billion, respectively. Revenue from U.S. operations was $2.7 billion in 1997 and $2.4 billion in both 1996 and 1995.

Revenue for 1997 rose 4% to $6.6 billion from $6.4 billion in 1996. Excluding the negative impact of foreign currency fluctuations, primarily in Europe, revenue in 1997 rose 7%. Currency and related financial issues in the Asian markets did not have a material impact on the company's operations in 1997.

Total gross profit percent was 35.1% in 1997, 33.3% in 1996, and 34.5% in 1995. The increase in 1997 over 1996 was due to higher gross profit percentages in both Information Services and Computer Systems.

Selling, general and administrative expenses in 1997 were $1.4 billion compared to $1.4 billion in 1996 and $1.5 billion in 1995.

Research and development expenses in 1997 were $297.4 million compared to $342.9 million in 1996 and $361.8 million in 1995. These declines were largely due to the company's cost reduction actions.

In 1997, the company reported operating income of $613.8 million (9.2% of revenue) compared to $327.4 million (5.1% of revenue) in 1996 and $284.5 million (4.5% of revenue) in 1995.

Information by business unit for 1997, 1996, and 1995 is presented below:

                                                           Global
                                     Elimi-   Information  Customer   Computer
(Millions of dollars)       Total    nations  Services     Services   Systems
================================================================================
1997
------------------
Customer revenue          $ 6,636.0            $ 2,056.0   $ 2,148.1  $ 2,431.9
Intercompany                         $ (497.9)      19.4        64.7      413.8
                          ---------  --------  ---------   ---------  ---------
Total revenue             $ 6,636.0  $ (497.9) $ 2,075.4   $ 2,212.8  $ 2,845.7
                          =========  ========  =========   =========  =========
Gross profit percent*         35.1%                20.8%       27.3%      45.5%

Operating income percent*      9.2%               (2.9)%        9.6%      16.1%

1996
------------------
Customer revenue         $ 6,370.5             $ 1,951.4   $ 1,991.9  $ 2,427.2
Intercompany                         $ (557.0)       9.9       100.0      447.1
                         ---------   --------  ---------   ---------  ---------
Total revenue            $ 6,370.5   $ (557.0) $ 1,961.3   $ 2,091.9  $ 2,874.3
                         =========   ========  =========   =========  =========
Gross profit percent*        33.3%                 17.8%       29.7%      41.0%

1995
------------------
Customer revenue         $ 6,342.3             $ 1,836.8   $ 1,884.1  $ 2,621.4
Intercompany                         $ (629.0)                 119.7      509.3
                         ---------   --------  ---------   ---------  ---------
Total revenue            $ 6,342.3   $ (629.0) $ 1,836.8   $ 2,003.8  $ 3,130.7
                         =========   ========  =========   =========  =========
Gross profit percent*        34.5%                 15.1%       30.3%      41.9%

*as a percent of total revenue

Note: Certain business unit amounts have been reclassified to conform with the current year presentation.

In Information Services, customer revenue for 1997 was $2.1 billion, up 5%
from $2.0 billion in 1996. Customer revenue in 1996 increased 6% from $1.8 billion in 1995. The increases in both years were the result of growth in both systems integration and outsourcing. The gross profit percent was 20.8% in 1997, 17.8% in 1996, and 15.1% in 1995. The increase in 1997 compared to 1996 reflects the benefits of an improved bid quality and control process, as well as continued benefits from completing certain problem contracts. The increase in 1996 compared to 1995 was a result of management's efforts to constrain growth in certain markets to improve profitability.

In Global Customer Services, customer revenue for 1997 was $2.1 billion, up 8% from $2.0 billion in 1996. Customer revenue in 1996 increased 6% from $1.9 billion in 1995. The increase in revenue in both years was due to growth in distributed computing support services ("DCSS") revenue. A large part of these increases were due to the continued rollout of a large, low-margin federal government networking project. Growth in DCSS revenue in both years more than offset a continuing decline in core maintenance revenue. The gross profit percent for Global Customer Services was 27.3% in 1997, 29.7% in 1996,and 30.3% in 1995. The declines in gross profit margins continue to reflect heavy competition in the network integration market and commoditization of low-end, third-party hardware components that are typically part of a network integration project. Margins also reflect the continued rollout of the federal government networking project and the continued shift in the mix from proprietary maintenance toward DCSS. The company expects to continue to see pressure in Global Customer Services' gross margins going forward.

Computer Systems' customer revenue for 1997 was $2.4 billion compared to $2.4 billion in 1996 and $2.6 billion in 1995. Customer revenue for 1997 was only up slightly from 1996 due to a high volume of revenue in late 1996 of high-end models of the ClearPath enterprise servers. Customer revenue in 1996 decreased 7% from 1995 principally due to declines in large-scale enterprise servers caused by delays in availability for certain ClearPath models. The gross profit percent was 45.5% in 1997, 41.0% in 1996, and 41.9% in 1995. The increase in 1997 compared to 1996 was due in large part to a richer mix of enterprise servers and enterprise server software sales.

Interest expense was $233.2 million in 1997, $249.7 million in 1996, and $202.1 million in 1995. The decline in 1997 was due to lower average debt levels; the increase in 1996 was due to higher average debt levels.

Other income (expense), net, which can vary from year to year, was an expense of $64.8 million in 1997, income of $16.0 million in 1996, and an expense of $16.9 million in 1995. The difference in 1997 compared to 1996 was principally due to lower interest and equity income in 1997 and a gain on the sale of an equity investment in 1996. The change in 1996 compared to 1995 was due principally to foreign exchange gains in 1996 compared to losses in 1995, a gain on the sale of an equity investment in 1996, and higher equity income.

Income from continuing operations before income taxes in 1997 was $315.8 million compared to $93.7 million in 1996 and $65.5 million in 1995.

Estimated income taxes in 1997 were $116.8 million compared to $31.9 million in 1996 and $22.3 million in 1995. The 1996 tax provision included a benefit of $24.8 million related to reversals of deferred tax valuation allowances due to additional tax planning strategies available to the company. The effective income tax rate for 1998 is expected to be approximately one percentage point lower than in 1997 due to the reduction in the amount charged to income for goodwill, which was not deductible for tax purposes.

In 1995, the company sold its defense business for cash of $862 million. The net results of the defense operations for 1995 are reported separately in the Consolidated Statement of Income as "income from discontinued operations." See
Note 4 of the Notes to Consolidated Financial Statements.

Effective January 1, 1998, the company changed the functional currency of its Brazilian operations from the U.S. dollar to the Brazilian local currency because the Brazilian economy is no longer considered highly inflationary. This change is not expected to have a material effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

During 1997, the company adopted Statement of Financial Accounting Standards ("SFAS") Nos. 125 and 128, and the American Institute of Certified Public Accountants Statement of Position ("SOP") 96-1. In 1998, the company will adopt SFAS No. 131 as well as SOP 97-2. For further information on these items, see Notes 2 and 5 of the Notes to Consolidated Financial Statements.

Financial condition
-------------------
Cash and cash equivalents at December 31, 1997 were $803.0 million compared to $1.0 billion at December 31, 1996.

During 1997, cash provided by operations was $383.5 million compared to 1996 cash usage of $89.7 million. The increase in cash provided of $473.2 million was due in large part to improved working capital management, including improvements in inventory turns and accounts receivable days outstanding. Cash expenditures related to restructuring actions (which are included in operating activities) in 1997, 1996, and 1995 were $178.7 million, $220.8 million, and $133.0 million, respectively. Cash expenditures for restructuring actions, principally for work force reductions and facility costs, are expected to be approximately $180 million in 1998 and $58 million in 1999 and beyond. Personnel reductions in 1997 related to restructuring actions were approximately 2,600 and are expected to be approximately 1,400 thereafter, principally in 1998.

Cash used for investing activities during 1997 was $291.6 million compared to $218.8 million for 1996. The increased cash usage in 1997 was principally due to increased capital expenditures as a number of large-scale ClearPath enterprise servers were added to the company's rental machines base, and to an increase in investment for marketable software, principally for a new level of ClearPath software.

Cash used for financing activities during 1997 was $274.1 million compared to cash provided of $251.2 million in 1996. In 1997, the company redeemed all $150.0 million of its Series B and C Cumulative Convertible Preferred Stock and spent $46.1 million in connection with the conversions of debt into common stock described below. The year-ago period included proceeds of $1.1 billion from issuances of debt and $766.4 million of principal payments of debt. Dividends paid on preferred stock were $113.1 million in 1997 compared to $120.8 million in 1996.

At December 31, 1997, total debt was $1.7 billion, a decline of $599.1 million from December 31, 1996. In the fourth quarter of 1997, $ 616.2 million of the company's convertible subordinated notes were converted into 73.2 million shares of common stock. These conversions included all $345.0 million of the company's 8 1/4% convertible subordinated notes due 2000 and $271.2 million of its 8 1/4% convertible subordinated notes due 2006. On February 5, 1998, the company redeemed all $197.5 million of its 9 1/2% senior notes due on July 15, 1998. This redemption, combined with the two conversions, is expected to save the company more than $58 million in cash and interest expense in 1998.

On January 30, 1998, the company issued $200 million of 7 7/8% senior notes due 2008. The net proceeds from the sale of the notes were used to call $200 million principal amount of 10 5/8% senior notes due 1999 at 101.77%.

The company may, from time to time, redeem, tender for, or repurchase its securities in the open market or in privately negotiated transactions depending upon availability, market conditions, and other factors.

In December 1997, Duff & Phelps Credit Rating Co. raised its credit ratings on the company's senior long-term debt and subordinated debt to BB from B+ and to BB- from B-, respectively. The credit ratings on the company's senior long-term debt and subordinated debt by Standard and Poor's Corporation are B+ and B-, respectively; Moodys' Investor Service ratings are B1 and B3, respectively.

The company has a $200 million revolving credit facility that expires in June 1999. The facility includes certain financial tests that must be met as conditions to a borrowing and provides that no amounts may be outstanding under the facility for a minimum of 20 consecutive days in each quarter. The facility may not be used to refinance other debt. The amount the company may borrow at any given time is dependent upon the amount of certain of its accounts receivable and inventory. As of December 31, 1997, there were no borrowings outstanding under the facility and the entire $200 million was available for borrowings.

At December 31, 1997, the company had deferred tax assets in excess of deferred tax liabilities of $1,435 million. For the reasons cited below, management determined that it is more likely than not that $1,035 million of such assets will be realized, therefore resulting in a valuation allowance of $400 million.

The company evaluates quarterly the realizability of its net deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the company's forecast of future taxable income, which is adjusted by applying probability factors and available tax planning strategies that could be implemented to realize deferred tax assets. The combination of these factors is expected to be sufficient to realize the $1,035 million of net deferred tax assets. Approximately $3.0 billion of future taxable income (predominantly U.S.) is needed to realize all of the net deferred tax assets.

The company's net deferred tax assets include substantial amounts of net operating loss and tax credit carryforwards. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. See "Factors That May Affect Future Results" below.

Stockholders' equity decreased $400.1 million during 1997, principally reflecting the net loss of $853.6 million, preferred stock dividends declared of $113.1 million, and translation adjustments of $58.0 million, offset in part by $606.7 million related to conversions of convertible debt.

Factors that may affect future results
--------------------------------------
From time to time, the company provides information containing "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements rely on assumptions and are subject to risks, uncertainties, and other factors that could cause the company's actual results to differ materially from expectations. In addition to changes in general economic and business conditions and natural disasters, these include, but are not limited to, the factors discussed below.

The company operates in an industry characterized by aggressive competition, rapid technological change, evolving technology standards, and short product life cycles. Future operating results will depend on the company's ability to design, develop, introduce, deliver, or obtain new products and services on a timely and cost-effective basis; on its ability to mitigate the effects of competitive pressures and volatility in the information technology and services industry on revenues, pricing, and margins; on its ability to effectively manage the shift of its business mix away from traditional high-margin product and services offerings; and on its ability to successfully attract and retain highly skilled people.

Certain of the company's systems integration contracts are fixed-price contracts under which the company assumes the risk for the delivery of the contracted services at an agreed-upon price. Future results will depend on the company's ability to profitably perform these services contracts and bid and obtain new contracts.

Approximately 60% of the company's total revenue derives from international operations. The risks of doing business internationally include foreign currency exchange rate fluctuations, changes in political or economic conditions, trade protection measures, and import or export licensing requirements.

Many computer systems will experience problems handling dates beyond the year 1999 and therefore need to be modified prior to the year 2000 in order to remain functional. The company has been taking actions to ensure both the internal readiness of its computer systems and the compliance of computer products and software sold by it to customers for handling dates beginning in the year 2000. The company does not believe that the cost of these actions will have a material adverse effect on the company's results of operations or financial condition. However, future results may be adversely affected by a delay in, or increased costs associated with, the implementation of these actions, or by the company's inability to implement them.

In the course of providing complex, integrated solutions to customers, the company frequently forms alliances with third parties that have complementary products, services, or skills. Future results will depend in part on the performance and capabilities of these third parties, including their ability to deal effectively with the year 2000 issue. Future results will also depend upon the ability of external suppliers to deliver components at reasonable prices and in a timely manner and on the financial condition of and the company's relationship with distributors and other indirect channel partners.

CONSOLIDATED STATEMENT OF INCOME
Unisys Corporation
------------------------------------------------------------------------------
Year Ended December 31
(Millions, except per share data)            1997         1996         1995
==============================================================================
Revenue                                   $  6,636.0   $  6,370.5   $  6,342.3
                                          ----------   ----------   ----------
Costs and expenses
Cost of revenue                              4,402.4      4,252.1      4,650.1
Selling, general and
  administrative expenses                    1,427.2      1,448.1      1,849.8
Research and development expenses              302.3        342.9        404.5
Goodwill impairment                            883.6
                                          ----------   ----------   ----------
                                             7,015.5      6,043.1      6,904.4
                                          ----------   ----------   ----------
Operating income (loss)                       (379.5)       327.4       (562.1)
Interest expense                               233.2        249.7        202.1
Other income (expense), net                   (146.1)        16.0        (16.9)
                                          ----------   ----------   ----------
Income (loss) from continuing
  operations before income taxes              (758.8)        93.7       (781.1)
Estimated income taxes (benefit)                94.8         31.9       (153.8)
                                          ----------   ----------   ----------
Income (loss) from continuing operations
  before extraordinary item                   (853.6)        61.8       (627.3)
Income from discontinued operations                                        2.7
Extraordinary item                                          (12.1)
                                          ----------   ----------   ----------
Net income (loss)                             (853.6)        49.7       (624.6)
Dividends on preferred shares                  111.1        120.8        120.3
                                          ----------   ----------   ----------
Earnings (loss) on common shares          $   (964.7)  $    (71.1)  $   (744.9)
                                          ==========   ==========   ==========
Earnings (loss) per common share - basic
Continuing operations                        $ (5.30)      $ (.34)     $ (4.37)
Discontinued operations                                                    .02
Extraordinary item                                           (.07)
                                          ----------   ----------   ----------
Total                                        $ (5.30)      $ (.41)     $ (4.35)
                                          ==========   ==========   ==========
Earnings (loss) per common share - diluted
Continuing operations                        $ (5.30)      $ (.34)     $ (4.37)
Discontinued operations                                                    .02
Extraordinary item                                           (.07)
                                          ----------   ----------   ----------
Total                                        $ (5.30)      $ (.41)     $ (4.35)
                                          ==========   ==========   ==========

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET
Unisys Corporation
December 31 (Millions)                                      1997          1996
================================================================================
Assets
Current assets
Cash and cash equivalents                              $   803.0      $ 1,029.2
Accounts and notes receivable, net                         967.3          959.0
Inventories                                                560.8          642.3
Deferred income taxes                                      461.4          365.8
Other current assets                                        94.0          136.8
                                                       ---------      ---------
Total                                                    2,886.5        3,133.1
                                                       ---------      ---------
Long-term receivables, net                                  47.4           59.3
                                                       ---------      ---------
Properties                                               1,774.1        1,950.3
Less - Accumulated depreciation                          1,192.9        1,328.5
                                                       ---------      ---------
Properties, net                                            581.2          621.8
                                                       ---------      ---------
Goodwill                                                    34.2          981.3
                                                       ---------      ---------
Investments at equity                                      215.7          244.4
                                                       ---------      ---------
Deferred income taxes                                      665.7          678.7
                                                       ---------      ---------
Other assets                                             1,160.6        1,248.5
                                                       ---------      ---------
Total                                                  $ 5,591.3      $ 6,967.1
                                                       =========      =========
Liabilities and stockholders' equity
Current liabilities
Notes payable                                          $    40.6      $    13.9
Current maturities of long-term debt                       213.1            5.8
Accounts payable                                           817.1          871.1
Other accrued liabilities                                1,307.2        1,453.4
Dividends payable                                           26.6           26.6
Estimated income taxes                                     172.8           94.3
                                                       ---------      ---------
Total                                                    2,577.4        2,465.1
                                                       ---------      ---------
Long-term debt                                           1,438.3        2,271.4
                                                       ---------      ---------
Other liabilities                                          369.7          474.6
                                                       ---------      ---------
Redeemable preferred stock                                                150.0
                                                       ---------      ---------
Stockholders' equity
Preferred stock                                          1,420.1        1,420.2
Common stock, shares issued:
  1997 - 250.2; 1996 - 175.7                                 2.5            1.8
Accumulated deficit                                     (1,736.8)        (770.1)
Other capital                                            1,520.1          954.1
                                                       ---------      ---------
Stockholders' equity                                     1,205.9        1,606.0
                                                       ---------      ---------
Total                                                  $ 5,591.3      $ 6,967.1
                                                       =========      =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
Unisys Corporation
--------------------------------------------------------------------------------------------------
Year Ended December 31 (Millions)                                1997          1996          1995
==================================================================================================
Cash flows from operating activities
Income (loss) from continuing operations                     $ (853.6)     $   61.8       $ (627.3)
Add (deduct) items to reconcile income
  (loss) from continuing operations to net
  cash provided by (used for)
  operating activities:
Effect of extraordinary item                                                  (12.1)
Depreciation                                                    156.0         182.0          203.0
Amortization:
  Marketable software                                            97.0         101.6          151.7
  Goodwill                                                      963.9          46.1           40.9
(Increase) in deferred income taxes, net                        (25.3)        (51.0)        (223.1)
Decrease (increase) in receivables, net                          24.0          11.0          (66.9)
Decrease (increase) in inventories                               81.5          32.1          (15.4)
(Decrease) increase in accounts payable
  and other accrued liabilities                                (220.6)       (258.4)         565.6
Increase (decrease) in estimated income taxes                    23.0         (34.7)         (63.9)
(Decrease) increase in other liabilities                        (71.1)        (85.9)         215.5
Decrease (increase) in other assets                             106.5         (70.3)        (132.7)
Other                                                           102.2         (11.9)          50.3
                                                             --------      --------       --------
Net cash provided by (used for)
  operating activities                                          383.5         (89.7)          97.7
                                                             --------      --------       --------
Cash flows from investing activities
Proceeds from investments                                     1,662.5       1,846.1        3,311.9
Purchases of investments                                     (1,629.0)     (1,845.9)      (3,329.6)
Proceeds from marketable securities                               4.8                         14.4
Proceeds from sales of properties                                 5.1          77.4           30.3
Investment in marketable software                              (132.9)       (116.2)        (123.0)
Capital additions of properties                                (179.9)       (162.3)        (195.0)
Purchases of businesses                                         (22.2)        (17.9)         (42.3)
                                                             --------      --------       --------
Net cash used for investing activities                         (291.6)       (218.8)        (333.3)
                                                             --------      --------       --------
Cash flows from financing activities
Redemption of redeemable preferred stock                       (150.0)
Proceeds from issuance of debt                                              1,139.7
Principal payments of debt                                                   (766.4)         (68.2)
Costs of debt conversions                                       (46.1)
Net proceeds from (reduction in)
  short-term borrowings                                          26.7          (1.9)           3.1
Dividends paid on preferred shares                             (113.1)       (120.8)        (120.2)
Other                                                             8.4            .6            2.8
                                                             --------      --------       --------
Net cash (used for) provided by
  financing activities                                         (274.1)        251.2         (182.5)
                                                             --------      --------       --------
Effect of exchange rate changes
  on cash and cash equivalents                                  (24.9)         (7.3)           5.7
                                                             --------      --------       --------
Net cash used for continuing operations                        (207.1)        (64.6)        (412.4)
                                                             --------      --------       --------
Discontinued operations
Proceeds from sale                                                                           862.0
Other                                                           (19.1)        (20.5)        (203.7)
                                                             --------      --------       --------
Net cash (used for) provided by
  discontinued operations                                       (19.1)        (20.5)         658.3
                                                             --------      --------       --------
(Decrease) increase in cash and
  cash equivalents                                             (226.2)        (85.1)         245.9
                                                             --------      --------       --------
Cash and cash equivalents, beginning of year                  1,029.2       1,114.3          868.4
                                                             --------      --------       --------
Cash and cash equivalents, end of year                       $  803.0      $1,029.2       $1,114.3
                                                             --------      --------       --------

See notes to consolidated financial statements.

                  Notes to Consolidated Financial Statements
                  ------------------------------------------
                              Unisys Corporation

1  Summary of significant accounting policies
---------------------------------------------

Principles of consolidation
---------------------------
The consolidated financial statements include the accounts of all majority-owned subsidiaries including Unisys Receivables, Inc. ("URI") to which the company sells accounts receivable which URI then sells to a master trust. Investments in companies representing ownership interests of 20% to 50% are accounted for by the equity method.

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

Properties and depreciation
---------------------------
Properties are carried at cost and are depreciated over the estimated lives of such assets using the straight-line method. Leasehold improvements are amortized over the shorter of the asset lives or the terms of the respective leases. The principal rates used are summarized below by classification of properties:

                                   Rate per Year (%)
                                   -----------------
Buildings                               2 - 5
Machinery and equipment                5 - 25
Tools and test equipment              10 - 33 1/3
Rental equipment                           25

Revenue recognition
-------------------
Sales revenue is recorded upon shipment of product in the case of sales contracts, upon shipment of the program in the case of software, and upon installation in the case of sales-type leases. Revenue from services and equipment maintenance is recorded as earned over the lives of the respective contracts.

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

Software capitalization
-----------------------
The cost of development of computer software to be sold or leased is capitalized and amortized to cost of sales over the estimated revenue-producing lives of the products, but not in excess of three years following product release. Unamortized marketable software costs (which are included in other assets) at December 31, 1997 and 1996 were $259.0 and $223.1 million, respectively.

Goodwill
--------
Goodwill represents the excess of cost over fair value of net assets acquired, which is being amortized on the straight-line method. Accumulated amortization at December 31, 1997 and 1996 was $5.7 and $617.1 million, respectively.

The carrying value of goodwill is reviewed for impairment whenever events or changes in circumstances indicate that it may not be recoverable. If such an event occurred, the company would prepare projections of future cash flows for the applicable business. If such projections indicated that goodwill would not be recoverable, the company's carrying value of such asset would be reduced by the estimated excess of such value over projected discounted cash flow.

Translation of foreign currency
-------------------------------
The local currency is the functional currency for most of the company's international subsidiaries and, as such, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year. Translation adjustments resulting from changes in exchange rates are reported in a separate component of stockholders' equity. Exchange gains and losses on intercompany balances of a long-term investment nature are reported in the separate component of stockholders' equity.

For those international subsidiaries operating in hyper-inflationary economies, the U.S. dollar is the functional currency and, as such, non-monetary assets and liabilities are translated at historical exchange rates and monetary assets and liabilities are translated at current exchange rates. Exchange gains and losses arising from translation are included in other income.

Derivative financial instruments
--------------------------------
The derivative financial instruments used by the company are foreign exchange forward contracts and options. The company does not hold or issue derivatives for speculative trading purposes. These instruments have been designated as hedges of certain forecasted transactional exposures.

For these financial instruments, no impact on financial position or results of operations would result from a change in the level of the underlying rate, price, or index. All of the company's foreign currency contracts and options have been designated as and are effective as hedges against specific exposures and have been accounted for as such. Therefore, a change in the derivative's value would be offset by an opposite change in the hedged item.

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

Gains or losses on foreign exchange forward contracts and the cost of foreign currency options are deferred in current liabilities and prepaid expenses, respectively, and are recognized in income (either in revenue or cost of revenue) when the transactions being hedged are recorded. Cash flows on such instruments are reported in investing activities as proceeds or purchases of investments.

If the criteria for hedge accounting discussed above were not met, gains or losses on these instruments would be included in income currently and would not be deferred. If a derivative financial instrument is terminated before the transaction date of the hedged transaction, any deferred gain or loss would continue to be deferred until the transaction date. If a forecasted transaction is no longer likely to occur, any deferred gains or losses on financial instruments that hedge such a transaction would be reported in income immediately.

Reclassifications
-----------------
Certain prior-year amounts have been reclassified to conform with the 1997 presentation.

2  Earnings per share
---------------------

As of December 31, 1997, the company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." This statement establishes new standards for computing and presenting earnings per share. Adoption of SFAS
No. 128 and restatement of prior periods' earnings per share were required in the fourth quarter of 1997. For the company, earnings per share under SFAS No. 128 for 1997 was the same as if it were computed in accordance with the prior rule. The effect of restatement on prior periods was immaterial.

Year ended December 31
(Millions, except per share data)                                              1997              1996              1995
                                                                            ---------         ---------         ----------
Earnings per share computation - basic
Income (loss) from continuing operations before extraordinary item          $  (853.6)        $    61.8         $  (627.3)
Less dividends on preferred shares                                             (111.1)           (120.8)           (120.3)
                                                                            ---------         ---------         ----------
Income (loss) available to common stockholders                                 (964.7)            (59.0)           (747.6)
Discontinued operations                                                                                               2.7
Extraordinary item                                                                                (12.1)
                                                                            ---------         ---------         ----------
Net income (loss) available to common stockholders                          $  (964.7)        $   (71.1)        $  (744.9)
                                                                            ---------         ---------         ----------
Weighted average shares (thousands)                                           182,016           172,507           171,238
                                                                            ---------         ---------         ----------
Earnings per share - basic
Income (loss) from continuing operations before extraordinary item          $   (5.30)        $    (.34)        $   (4.37)
Discontinued operations                                                                                               .02
Extraordinary item                                                                                 (.07)
                                                                            ---------         ---------         ----------
Net income (loss)                                                           $   (5.30)        $    (.41)        $   (4.35)
                                                                            ---------         ---------         ----------
Earnings per share computation - diluted
Income (loss) available to common stockholders                              $  (964.7)        $   (59.0)        $  (747.6)
Discontinued operations                                                                                               2.7
Extraordinary item                                                                                (12.1)
                                                                            ---------         ---------         ----------
Net income (loss) available to common stockholders                          $  (964.7)        $   (71.1)        $  (744.9)
                                                                            ---------         ---------         ----------
Weighted average shares (thousands)                                           182,016           172,507           171,238
                                                                            ---------         ---------         ----------
Earnings per share - diluted
Income (loss) from continuing operations before extraordinary item          $   (5.30)        $    (.34)        $   (4.37)
Discontinued operations                                                                                               .02
Extraordinary item                                                                                 (.07)
                                                                            ---------         ---------         ----------
Net income (loss)                                                           $   (5.30)        $    (.41)        $   (4.35)
                                                                            =========         =========         ==========

The average shares listed below were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented.

Year ended December 31 (thousands)                                             1997              1996              1995
                                                                            ---------         ---------         ----------
Employee stock plans                                                            4,154               723                719
8 1/4% convertible notes due 2006                                              40,946            35,486
8 1/4% convertible notes due 2000                                              27,016            33,697             33,697
Series A preferred stock                                                       47,454            47,454             47,454

3  Significant fourth-quarter events
------------------------------------

Restructuring charges
---------------------
In the fourth quarter of 1997, the company recorded a pretax charge of $149.0 million, $127.0 million after tax, or $.70 per diluted common share. The charge was related to plans to discontinue the manufacturing and assembly of personal computers and low-end servers, and to dispose of a small, non-strategic technology product. The charge included (a) $64.9 million for work-force reductions (principally in Europe) of approximately 1,000 people, including severance, notice pay, medical, and other benefits, (b) $81.6 million for product and program discontinuances, and goodwill associated with these businesses, and (c) $2.5 million associated with facilities.

In the fourth quarter of 1995, the company recorded a pretax charge of $717.6 million, $581.9 million after tax, or $3.39 per diluted common share. The charge included (a) $436.6 million for work-force reductions of approximately 7,900 people, including severance, notice pay, medical, and other benefits, (b) $218.6 million for consolidation of office facilities and manufacturing capacity, and
(c) $62.4 million associated with product and program discontinuances.

Cash expenditures related to restructuring in 1997, 1996, and 1995 were $178.7 million, $220.8 million, and $133.0 million, respectively. Cash expenditures are expected to be $180 million in 1998 and $58 million in 1999 and beyond, principally for work-force reductions and facility costs. Personnel reductions in 1997 related to restructuring actions were approximately 2,600 and are expected to be approximately 1,400 thereafter, principally in 1998. Actual costs incurred are charged to the accrued liability when the actions are taken.

Activity related to the restructuring reserve during the years ended December 31, 1997 and 1996 was as follows:

                               Work-Force
(Millions)        Total        Reductions(1)      Facilities(2)    Products(3)
--------------------------------------------------------------------------------
Balance at
Dec. 31, 1995     $ 734.3        $ 473.3           $ 249.6          $  11.4
Utilized           (300.4)        (155.6)            (62.9)           (81.9)
Provided             84.0                             13.0             71.0
Other(4)            (84.0)        (110.2)             (7.4)            33.6
                  -------        -------           -------          -------
Balance at
Dec. 31, 1996       433.9          207.5             192.3             34.1
Provided            149.0           64.9               2.5             81.6
Utilized           (284.2)        (140.9)            (76.5)           (66.8)
Other(4)             (9.7)          (1.0)            (15.1)             6.4
                  -------        -------           -------          -------
Balance at
Dec. 31, 1997     $ 289.0        $ 130.5           $ 103.2          $  55.3
                  =======        =======           =======          =======

(1) Includes severance, notice pay, medical, and other benefits.
(2) Includes consolidation of office facilities and manufacturing capacity.
(3) Includes product and program discontinuances, and goodwill.
(4) Includes changes in estimates, reversals of excess reserves, and translation adjustments.


   During 1996, the company experienced lower-than-anticipated costs for work-force reductions. Revisions of estimates for these costs were offset by additional provisions for product and program discontinuances and facility consolidations, $84 million of which were recorded in the fourth quarter.

Other charges
-------------
In the fourth quarter of 1997, the company recorded a charge of $883.6 million, or $4.85 per diluted common share, for the writeoff of goodwill principally related to the 1986 merger of Burroughs Corporation and Sperry Corporation. Yearly amortization of such goodwill was approximately $36 million. Effective December 31, 1997, the company elected to change its method of measuring goodwill impairment. Prior to the change, when impairment indicators existed, goodwill was evaluated for impairment and any impairment would have been measured based on comparing the unamortized goodwill to projected undiscounted operating results. Under the company's new accounting method, any impairment of goodwill indicated by such comparison would be measured by discounting projected cash flows using a discount rate commensurate with the risks involved. When a goodwill impairment must be recognized, the company believes the discounted cash flow method is a better measurement of the remaining value of goodwill, considering the company's circumstances, particularly the rapid changes that continue to occur in the marketplace away from the proprietary technology and maintenance businesses, and the continuing declines in revenue and margins in these businesses.

In addition, in the fourth quarter of 1997, the company completed the conversion of $271.2 million of its 8 1/4% convertible subordinated notes due 2006. The conversion was in response to a special offer to pay holders of these notes a cash premium for each note converted. The company recorded a one-time charge of $42.0 million, or $.23 per diluted common share, to cover the cost of this special offer.

In the fourth quarter of 1995, the company recorded a charge (in cost of revenue) for contract losses of $129.0 million, $88.6 million after tax, or $.51 per diluted share, related to certain services contracts, primarily a few large multi-year, fixed-price systems integration contracts. Included in the charge was $65.5 million related to fourth-quarter developments with respect to contract terminations and $63.5 million related to contract performance issues including schedule slippages, late deliveries, and cost overruns that arose in that quarter.

Summary
-------
The 1997 and 1995 charges for restructurings and other charges were recorded in the following statement of income classifications:

Year ended December 31 (Millions)                  1997         1995
---------------------------------------------------------------------
Cost of revenue                                 $   92.5     $  498.7
Selling, general and administrative expenses        12.3        305.2
Research and development expenses                    4.9         42.7
Goodwill impairment                                883.6
Other income (expense), net                         81.3
                                                --------     --------
Total                                           $1,074.6     $  846.6
                                                ========     ========

4  Discontinued operations
--------------------------

During the year ended December 31, 1995, the company sold its defense business for cash of $862 million. The net results of the defense operations for 1995 are reported separately in the Consolidated Statement of Income as "income from discontinued operations."

The following is a summary of the results of operations of the company's defense business:

Year ended December 31 (Millions)            1995
---------------------------------------------------
Revenue                                    $ 258.1*
                                           --------
Income from operations, net of
 taxes of $6.5                             $  12.5*
Loss on sale, net of taxes of $98.2           (9.8)
                                           --------
Income from discontinued
 operations                                $   2.7
                                           ========
* Reflects results for the period January 1 through March 31, 1995.

5  Accounting changes and extraordinary items
---------------------------------------------

As discussed in Note 3, effective December 31, 1997, the company elected to change its method of measuring goodwill impairment.

Effective January 1, 1997, the company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement requires that if a transfer of financial assets does not meet certain criteria for recording the transaction as a sale, the transfer must be accounted for as a secured borrowing. The adoption of SFAS No. 125 did not have a material effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

Effective January 1, 1997, the company adopted the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities." The SOP provides authoritative guidance on the recognition, measurement, display, and disclosure of environmental remediation liabilities. Adoption of SOP 96-1 did not have a material effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

Effective January 1, 1996, the company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires the recognition or disclosure of compensation expense for grants of stock options or other equity instruments issued to employees based upon their fair value. As permitted by SFAS No. 123, the company adopted the disclosure-only option and therefore will continue to apply APB Opinion 25 for its stock plans. Accordingly, no compensation expense has been recognized for its stock option plans. The adoption of these statements had no effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

In October of 1997, the AICPA issued SOP 97-2, "Software Revenue Recognition." This SOP provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. The SOP is effective for transactions entered into after December 31, 1997. The company will adopt this SOP effective January 1, 1998 and such adoption is not expected to have a material effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way that companies report information about operating segments and is effective for financial statements for periods beginning after December 15, 1997. The company expects to adopt SFAS No. 131 for the year ended December 31, 1998, in its 1998 annual report. The company has not yet made a determination of its operating segments. Adoption of SFAS No. 131 will have no effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

In 1996, the company recorded an extraordinary charge for extinguishment of debt of $12.1 million, net of $6.5 million of income tax benefits, or $.07 per diluted common share.

6  Inventories
--------------

Inventories comprise the following:

December 31 (Millions)                1997      1996
                                    -------   -------
Finished equipment and supplies     $ 289.7   $ 325.5
Work in process and raw materials     271.1     316.8
                                    -------   -------
Total inventories                   $ 560.8   $ 642.3
                                    =======   =======

At December 31, 1997 and 1996, work in process inventories included $140.7 and $154.7 million, respectively, of costs related to long-term contracts.

7  Estimated income taxes
-------------------------
Year ended December 31 (Millions)     1997      1996      1995
                                    -------   -------   -------
Income (loss) from continuing
operations before income taxes
   United States                    $(954.1)  $ (91.1)  $(482.7)
   Foreign                            195.3     184.8    (298.4)
                                    -------   -------   -------
Total income (loss) from continuing
  operations before income taxes    $(758.8)  $  93.7   $(781.1)
                                    =======   =======   =======
Estimated income taxes (benefit)
   Current
      United States                 $  28.0   $ (15.0)  $ (83.6)
      Foreign                          69.0      87.0      60.5
      State and local                  23.1      10.9      (5.7)
                                    -------   -------   -------
      Total                           120.1      82.9     (28.8)
                                    -------   -------   -------
   Deferred
      United States                   (26.0)    (70.9)   (140.4)
      Foreign                           1.0      12.4      15.4
      State and local                   (.3)      7.5
                                    -------   -------   -------
      Total                           (25.3)    (51.0)   (125.0)
                                    -------   -------   -------
Total estimated income
  taxes (benefit)                   $  94.8   $  31.9   $(153.8)
                                    =======   =======   =======

Following is a reconciliation of estimated income taxes at the United States statutory tax rate to estimated income taxes as reported:

Year ended December 31 (Millions)       1997      1996     1995
                                      -------   -------  -------
United States statutory income
 tax (benefit)                        $(265.6)  $  32.8  $(273.4)
Difference in estimated income
 taxes on foreign earnings, losses,
 and remittances                        (35.4)      7.9    192.8
State taxes                              14.8      11.8     (3.6)
Tax refund claims, audit issues,
 and other matters                       42.7     (12.9)   (85.4)
Amortization of goodwill                335.1      12.6     12.6
Reversal of valuation allowances                  (24.8)
Other                                     3.2       4.5      3.2
                                      -------   -------  -------
Estimated income taxes (benefit)      $  94.8   $  31.9  $(153.8)
                                      =======   =======  =======

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 1997 and 1996, were as follows:

December 31 (Millions)                1997          1996
                                    --------      --------
Deferred tax assets
Tax loss carryforwards              $  433.3      $  469.4
Foreign tax credit carryforwards       479.8         407.8
Other tax credit carryforwards          82.2          77.5
Capitalized research and
 development                           327.4         242.4
Depreciation                            55.7          61.3
Postretirement benefits                 88.0          85.0
Employee benefits                       65.4          73.0
Restructuring                          115.9         196.4
Other                                  253.1         250.4
                                    --------      --------
                                     1,900.8       1,863.2
Valuation allowance                   (400.7)       (434.9)
                                    --------      --------
Total deferred tax assets           $1,500.1      $1,428.3
                                    ========      ========
Deferred tax liabilities
Pensions                            $  319.5      $  315.1
Other                                  146.0         103.9
                                    --------      --------
Total deferred tax liabilities      $  465.5      $  419.0
                                    --------      --------
Net deferred tax asset              $1,034.6      $1,009.3
                                    ========      ========

SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. During 1997, the net decrease in the valuation allowance was $34.2 million.

Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $615 million at December 31, 1997. Such earnings are expected to be reinvested indefinitely. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practicable. The additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be substantially offset by U.S. tax credits for foreign taxes already paid. While there are no specific plans to distribute the undistributed earnings in the immediate future, where economically appropriate to do so, such earnings may be remitted.

Cash paid during 1997, 1996, and 1995 for income taxes was $80.0, $112.7, and $132.2 million, respectively.

At December 31, 1997, the company has U.S. federal and state and local tax loss carryforwards and foreign tax loss carryforwards for certain foreign subsidiaries, the tax effect of which is approximately $433.3 million. These carryforwards will expire as follows (in millions): 1998, $2.0; 1999, $6.5; 2000, $7.6; 2001, $10.9; 2002, $6.9; and $399.4 thereafter. The company also has available tax credit carryforwards of approximately $562.0 million, which will expire as follows (in millions): 1998, $106.9; 1999, $118.3; 2000, $96.3; 2001,
$100.3; 2002, $83.0; and $57.2 thereafter.

The company's net deferred tax assets include substantial amounts of net operating loss and tax credit carryforwards. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. In recent years, the information services and systems industry has undergone dramatic changes and there can be no assurance that in the future there would not be increased competition or other factors that may result in a decline in sales or margins, loss of market share, delays in product availability, or technological obsolescence.

The company is currently contesting issues before the Internal Revenue Service in connection with Sperry Corporation for the years ended March 31, 1978, through September 16, 1986. For Convergent, Inc., the company is awaiting a report from the Internal Revenue Service confirming the treatment of settled issues for the years 1985-1988. In management's opinion, adequate provisions for income taxes have been made for all years.

8  Properties
-------------

Properties comprise the following:

December 31 (Millions)         1997        1996
                            ---------   ---------
Land                        $    24.5   $    24.6
Buildings                       208.7       218.5
Machinery and equipment       1,180.6     1,269.0
Tools and test equipment        103.5       138.3
Unamortized leasehold
 improvements                    35.3        42.5
Construction in progress         18.6        19.6
Rental equipment                202.9       237.8
                            ---------   ---------
Total properties            $ 1,774.1   $ 1,950.3
                            =========   =========
9  Long-term debt
-----------------

Long-term debt comprises the following:

December 31 (Millions)            1997        1996
                               ---------   ---------
9 1/2% notes due 1998          $   197.5   $   197.5
10 5/8% senior notes due 1999      330.1       330.1
12% senior notes due 2003          425.0       425.0
11 3/4% senior notes due 2004      450.0       450.0
9 3/4% senior sinking fund
  debentures due 2016              190.0       190.0
8 1/4% convertible subordinated
  notes due 2006                    27.8       299.0
8 1/4% convertible subordinated
  notes due 2000                       -       345.0
Other                               31.0        40.6
                               ---------   ---------
Total                            1,651.4     2,277.2
Less - Current maturities          213.1         5.8
                               ---------   ---------
Total long-term debt           $ 1,438.3   $ 2,271.4
                               =========   =========

Total long-term debt maturities in 1998, 1999, 2000, 2001, and 2002 are $213.1, $344.7, $15.6, $11.8, and $11.6 million, respectively.

Cash paid during 1997, 1996, and 1995 for interest was $253.1, $255.1, and $201.3 million, respectively.

In the fourth quarter of 1997, $616.2 million of the company's convertible subordinated notes were converted into 73.2 million shares of common stock. These conversions included all $345.0 million of its 8 1/4% convertible subordinated notes due 2000 and $271.2 million of its 8 1/4% convertible subordinated notes due 2006. The conversion of the notes due 2006 was in response to a special offer to pay holders of these notes a cash premium for each note converted. As discussed in Note 3, the company recorded a one-time charge of $42.0 million to cover the cost of this special offer.

On January 30, 1998, the company issued $200 million of 7 7/8% senior notes due 2008. The net proceeds from the sale of the notes were used to call $200 million principal amount of the 10 5/8% senior notes due 1999 at 101.77%. On February 5, 1998, the company redeemed all $197.5 million of the 9 1/2% senior notes due on July 15, 1998.

The company has a $200 million revolving credit facility that expires in June 1999. The facility includes certain financial tests that must be met as conditions to a borrowing and provides that no amounts may be outstanding under the facility for a minimum of 20 consecutive days in each quarter. The facility may not be used to refinance other debt. The amount the company may borrow at any given time is dependent upon the amount of certain of its accounts receivable and inventory. As of December 31, 1997, there were no borrowings outstanding under the facility and the entire $200 million was available for borrowings. The company pays commitment fees on the unused amount of the facility. In addition, international subsidiaries maintain short-term credit arrangements with banks in accordance with local customary practice.

10  Other accrued liabilities
-----------------------------

Other accrued liabilities (current) comprise the following:

December 31 (Millions)                   1997       1996
                                       --------   --------
Payrolls and commissions               $  288.7   $  305.6
Customers' deposits and prepayments       540.2      551.9
Taxes other than income taxes             130.5      164.6
Restructuring*                            224.0      294.7
Other                                     123.8      136.6
                                       --------   --------
Total other accrued liabilities        $1,307.2   $1,453.4
                                       ========   ========

* At December 31, 1997 and 1996, an additional $65.0 million and $139.2 million, respectively, was reported in other liabilities (long term) on the consolidated balance sheet.

11  Comprehensive income
------------------------

Comprehensive income for the three years ended December 31, 1997, includes the following components:

Year ended
December 31 (Millions)                        1997        1996        1995
                                            -------     -------     -------
Net income (loss)                           $(853.6)    $  49.7     $(624.6)
                                            -------     -------     -------
Other comprehensive income (loss)
  Foreign currency translation
    adjustments*                              (40.4)      (35.8)      (22.7)
  Related tax expense (benefit)                17.6        15.1       (24.3)
                                            -------     -------     -------
Total other comprehensive income (loss)       (58.0)      (50.9)        1.6
                                            -------     -------     -------
Comprehensive (loss)                        $(911.6)    $  (1.2)    $(623.0)
                                            =======     =======     =======

* Net of income on translation adjustments reclassified to income upon sale or writeoff of ownership interest in foreign investments as follows: 1997, $2.8 million; 1996, $1.5 million; and 1995, $.9 million.

12  Leases
----------

Rental expense, less income from subleases, for 1997, 1996, and 1995 was $168.5 $177.7, and $195.8 million, respectively.

Minimum net rental commitments under noncancelable operating leases outstanding at December 31, 1997, substantially all of which relate to real properties, were as follows: 1998, $142.9 million; 1999, $117.8 million; 2000, $90.3 million;
2001, $71.2 million; 2002, $54.4 million; and thereafter, $336.0 million. Such rental commitments have been reduced by minimum sublease rentals of $113.9 million due in the future under non-cancelable subleases.

13  Financial instruments
-------------------------

The company uses derivative financial instruments to reduce its exposure to market risks from changes in foreign exchange rates. The derivative instruments used are foreign exchange forward contracts and options. These derivatives, which are over-the-counter instruments, are non-leveraged and involve little complexity.

Due to its foreign operations, the company is exposed to the effects of foreign exchange rate fluctuations on the U.S. dollar. Foreign exchange forward contracts and options generally having maturities of less than nine months are entered into for the sole purpose of hedging certain transactional exposures.

The cost of foreign currency options is recorded in prepaid expenses in the consolidated balance sheet. At December 31, 1997, such prepaid expense was $5.5 million. When the U.S. dollar strengthens against foreign currencies, the decline in value of the underlying exposures is partially offset by gains in the value of purchased currency options designated as hedges. When the U.S. dollar weakens, the increase in the value of the underlying exposures is reduced only by the premium paid to purchase the options. The cost of options and any gains thereon are reported in income when the related transactions being hedged (generally within 12 months) are recognized.

The company also enters into foreign exchange forward contracts. Gains and losses on such contracts, which hedge transactional exposures, are deferred and included in current liabilities until the corresponding transaction is recognized. At December 31, 1997, the company had a total of $205.4 million (of notional value) of foreign exchange forward contracts, $159.1 million to sell foreign currencies, and $46.3 million to buy foreign currencies. At December 31, 1996, the company had a total of $200.0 million of such contracts, $144.7 million to sell foreign currencies, and $55.3 million to buy foreign currencies. At December 31, 1997, a realized net gain on such contracts of approximately $1.7 million was deferred and included in current liabilities. Gains or losses on foreign exchange forward contracts that hedge foreign currency transactions are reported in income when the related transactions being hedged (generally within 12 months) are recognized.

Financial instruments comprise the following:

December 31 (Millions)                       1997            1996
                                          ---------       ---------
Outstanding
  Long-term debt                          $ 1,651.4       $ 2,277.2
  Foreign exchange forward contracts*         205.4           200.0
  Foreign exchange options*                   284.4           282.3
                                          ---------       ---------

Estimated fair value
  Long-term debt                          $ 1,823.4       $ 2,374.3
  Foreign exchange forward contracts           (6.1)           (2.2)
  Foreign exchange options                      5.9             5.9

* notional value

Financial instruments also include temporary cash investments and customer accounts receivable. Temporary investments are placed with creditworthy financial institutions, primarily in over-securitized treasury repurchase agreements, Euro-time deposits, or commercial paper of major corporations. At December 31, 1997, the company's cash equivalents principally have maturities of less than one month. Due to the short maturities of these instruments, they are carried on the balance sheet at cost plus accrued interest, which approximates market value. Realized gains or losses during 1997 and 1996, as well as unrealized gains or losses at December 31, 1997, were immaterial. Receivables are due from a large number of customers that are dispersed worldwide across many industries. At December 31, 1997 and 1996, the company had no significant concentrations of credit risk.

The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of these instruments. The fair value of the company's long-term debt is based on the quoted market prices for publicly traded issues. For debt that is not publicly traded, the fair value is estimated based on current yields to maturity for the company's publicly traded debt with similar maturities. In estimating the fair value of its derivative positions, the company utilizes quoted market prices, if available, or quotes obtained from outside sources.

14  Litigation
--------------

There are various lawsuits, claims, and proceedings that have been brought or asserted against the company. Although the ultimate results of these lawsuits, claims, and proceedings are not currently determinable, management does not expect that these matters will have a material adverse effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

15  Business segment information
--------------------------------

The company operates primarily in one business segment - information services and systems. This segment represents more than 90% of consolidated revenue, operating profit, and identifiable assets. The company's products and services include enterprise-class and network servers, desktop/mobile systems, software, systems integration, consulting and outsourcing services, distributed computing support services, and hardware/software maintenance. These products and services are marketed throughout the world to commercial businesses and governments. While the company's worldwide operations are structured to achieve consolidated objectives, the majority of manufacturing costs and research and development is incurred in the United States. As a result, significant interdependencies and overlaps exist among the company's operating units. Accordingly, the revenue, operating profit, and identifiable assets shown for each geographic area may not be indicative of the amounts that would have been reported if the operating units were independent of one another.

Sales and transfers between geographic areas are generally priced to recover certain cost plus an appropriate mark-up for profit. Operating profit is revenue less related costs and direct and allocated operating expenses, excluding interest and the unallocated portion of corporate expenses. Corporate assets are those assets maintained for general purposes, principally cash and cash equivalents, goodwill, prepaid pension assets, deferred taxes, investments at equity, and corporate facilities. No single customer accounts for more than 10% of revenue. Revenue from various agencies of the U.S. Government approximated $791, $542, and $530 million in 1997, 1996, and 1995, respectively.

A summary of the company's operations by geographic area follows:

(Millions)                          1997          1996          1995
                                 ----------    ----------    ----------
United States
  Customer revenue               $  2,705.5    $  2,350.0    $  2,405.5
  Affiliate revenue                   914.7         720.2         721.6
                                 ----------    ----------    ----------
  Total                          $  3,620.2    $  3,070.2    $  3,127.1
                                 ==========    ==========    ==========
  Operating profit (loss)        $    155.0    $    (23.7)   $   (306.9)
  Identifiable assets               1,193.3       1,314.9       1,368.5
                                 ----------    ----------    ----------
Europe and Africa
  Customer revenue               $  2,005.9    $  2,063.5    $  2,090.3
  Affiliate revenue                    27.0          28.2          28.8
                                 ----------    ----------    ----------
  Total                          $  2,032.9    $  2,091.7    $  2,119.1
                                 ==========    ==========    ==========
  Operating profit (loss)        $     90.0    $     76.0    $   (505.0)
  Identifiable assets                 751.3         777.5         827.8
                                 ----------    ----------    ----------
Americas/Pacific
  Customer revenue               $  1,924.6    $  1,957.0    $  1,846.5
  Affiliate revenue                    83.0         122.3         138.7
                                 ----------    ----------    ----------
  Total                          $  2,007.6    $  2,079.3    $  1,985.2
                                 ==========    ==========    ==========
  Operating profit               $    437.5    $    420.9    $    408.0
  Identifiable assets                 520.5         492.6         496.1
                                 ----------    ----------    ----------
Adjustments and eliminations
  Affiliate revenue              $ (1,024.7)   $   (870.7)   $   (889.1)
  Operating profit                    (29.0)         (4.8)         21.5
  Identifiable assets                 (54.2)        (28.7)        (23.9)
                                 ----------    ----------    ----------
Consolidated
  Revenue                        $  6,636.0    $  6,370.5    $  6,342.3
                                 ==========    ==========    ==========
  Operating profit (loss)        $    653.5    $    468.4    $   (382.4)
  General corporate expenses*      (1,179.1)       (125.0)       (196.6)
  Interest expense                   (233.2)       (249.7)       (202.1)
                                 ----------    ----------    ----------
Income (loss) from
  continuing operations
  before income taxes            $   (758.8)   $     93.7    $   (781.1)
                                 ==========    ==========    ==========
Identifiable assets              $  2,410.9    $  2,556.3    $  2,668.5
Corporate assets                    3,180.4       4,410.8       4,444.7
                                 ----------    ----------    ----------
Total assets                     $  5,591.3    $  6,967.1    $  7,113.2
                                 ==========    ==========    ==========

* Includes $883.6 million in 1997 related to goodwill impairment.

16  Employee plans
------------------

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

For the U.S. plan, which is covered by the Employee Retirement Income Security Act ("ERISA"), the company's funding policy is to fund in accordance with ERISA funding standards. The various benefit formulas and the funding methods used in the international plans are in accordance with local requirements. Plan assets generally are invested in common stocks, fixed-income securities, insurance contracts, and real estate.

Net curtailment gains of $3.2, $10.5, and $14.9 million have been recognized in 1997, 1996, and 1995, respectively.

Stock plans
-----------
Under plans approved by the stockholders, stock options, stock appreciation rights, restricted stock, and restricted stock units may be granted to officers and other key employees.

Options have been granted to purchase the company's common stock at 100% of the fair market value at the date of grant. Options have a maximum duration of ten years and become exercisable in annual installments over a two-, three-, or four-year period following date of grant.

Restricted stock and restricted stock units have been granted and are subject to forfeiture until the expiration of a specified period of service commencing on the date of grant. Compensation expense resulting from the awards is charged to income ratably from the date of grant until the date the restrictions lapse and is based on fair market value at the date of grant. During the year ended December 31, 1997 and 1996, .7 and 2.9 million shares of restricted stock and restricted stock units were granted at a weighted average grant date price of $8.79 and $7.06 per share, .3 and .5 million shares and units were forfeited, and $6.4 and $4.6 million was charged to income, respectively.

Effective January 1, 1996, the company adopted the disclosure-only option under SFAS No. 123, "Accounting for Stock-Based Compensation." The company continues to apply APB Opinion 25 for its stock plans. Accordingly, no compensation expense has been recognized for its stock option plans.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the company had accounted for its stock plans under the fair value method of SFAS No. 123. The fair value of stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997, 1996, and 1995, respectively: risk-free interest rates of 6.59%, 6.34%, and 6.70%, volatility factors of the expected market price of the company's common stock of 55%, a weighted average expected life of the options of 5 years, and no dividends.

For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The company's pro forma net income (loss) for the years ended December 31, 1997, 1996, and 1995, respectively, follows: 1997, $(858.3) million, or a loss of $5.33 per share; 1996, $46.0 million, or a loss of $.43 per share; and 1995, $(626.9) million, or a loss of $4.36 per share. Since the fair value of options is recognized over the vesting period, the initial impact on pro forma net income may not be representative of pro forma results in future years, when the effect of multiple awards would be reflected in the pro forma results.

A summary of the status of stock option activity follows:

Year ended December 31
(Shares in thousands)                          1997                      1996                      1995
                                      ----------------------    ----------------------    ----------------------
                                              Weighted Avg.             Weighted Avg.             Weighted Avg.
                                      Shares  Exercise Price    Shares  Exercise Price    Shares  Exercise Price
                                      ------- --------------    ------- --------------    ------- --------------
Outstanding at
  beginning of year                   18,224      $10.16        17,429      $11.48        17,474      $11.81
Granted                                5,259        7.49         4,493        6.23         4,332        9.99
Exercised                               (944)       8.45          (119)       4.20          (471)       5.98
Forfeited and expired                 (2,258)       9.36        (3,579)      11.87        (3,906)      11.99
                                      ----------------------    ----------------------    ----------------------
Outstanding at
  end of year                         20,281        9.67        18,224       10.16        17,429       11.48
                                      ----------------------    ----------------------    ----------------------
Exercisable at
  end of year                         11,237       11.26        10,499       11.57         9,997       12.14
                                      ----------------------    ----------------------    ----------------------
Shares available
  for granting options
  at end of year                       4,058                     4,351                     4,480
                                      ----------------------    ----------------------    ----------------------
Weighted average fair
  value of options
  granted during the year                         $ 3.99                    $ 3.40                    $ 5.58

At December 31, 1997
(Shares in thousands)                         Outstanding                Exercisable
                                     ----------------------------   --------------------
                                                         Average               Average
Exercise                                       Average   Exercise              Exercise
Price Range                          Shares    Life*     Price      Shares     Price
                                     ----------------------------   --------------------
$4-7                                  7,928     8.34       $6.06     1,593       $5.25
$7-11                                 3,909     6.10        9.96     2,760        9.91
$11-13                                4,750     6.68       11.59     3,278       11.60
$13-40                                3,694     2.37       14.62     3,606       14.64
                                     ----------------------------   --------------------
Total                                20,281     6.43        9.67    11,237       11.26
                                     ======                         ======

* Average contractual remaining life in years.

Other postretirement benefits
-----------------------------
The company provides certain health care benefits for U.S. employees who retired or terminated after qualifying for such benefits. Most international employees are covered by government-sponsored programs and the cost to the company (which is expensed principally on a pay-as-you-go-basis) is not significant.

In 1992, the company announced changes to its postretirement benefit plans to phase out the company's subsidy by January 1, 1996. Several lawsuits have been brought by plan participants challenging the announced changes to the plans, and the company is defending them vigorously.

Net periodic postretirement benefit cost for 1997, 1996, and 1995 includes the following components:

Year ended December 31 (Millions)       1997     1996     1995
                                       -------  -------  -------
Interest cost on accumulated
  postretirement benefit obligation    $  16.3  $  16.0  $  17.6
Amortization of prior service
  benefit                                 (2.7)    (2.7)    (8.5)
Net amortization and deferral              1.2     (1.5)     3.6
Return on plan assets                     (1.8)    (1.0)    (4.2)
Service cost - benefits earned
 during the period                                            .1
                                       -------  -------  -------
Net periodic postretirement
  benefit cost                         $  13.0  $  10.8  $   8.6
                                       =======  =======  =======

The status of the plan and amounts recognized in the company's consolidated balance sheet at December 31, 1997 and 1996, were as follows:

December 31 (Millions)                  1997        1996
                                      --------    --------
Actuarial present value of
  accumulated postretirement
  benefit obligation                  $ 227.4     $ 221.6
Less plan assets at fair value          (15.4)      (24.8)
                                      --------    --------
Accrued postretirement benefit
  liability in excess of plan assets    212.0       196.8
Unrecognized net loss                   (19.3)      (10.7)
Unrecognized prior service benefit       25.5        28.3
                                      --------    --------
Accrued postretirement benefit
  obligation recognized in the
  consolidated balance sheet          $ 218.2     $ 214.4
                                      ========    ========

As of December 31, 1997 and 1996, the entire liability was classified as long term.

The assumed rate of return on plan assets, which are principally invested in fixed-income securities, was 8% in 1997 and 1996, and the weighted average discount rate used to measure the accumulated postretirement benefit obligation was 7.3% at December 31, 1997, and 7.5% at December 31, 1996. The assumed health care cost trend rate used in measuring the expected cost of benefits covered by the plan was 9.2% for 1998, gradually declining to 5.5% in 2006 and thereafter. A one-percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 1997, by $10.8 million and increase the aggregate of the service and interest cost components of net periodic postretirement health care benefit cost by $.8 million.

Retirement benefits
-------------------
The plans' funded status and amounts recognized in the company's consolidated balance sheet at December 31, 1997 and 1996, were as follows:

                                                     Assets Exceed Accumulated Benefits       Accumulated Benefits Exceed Assets
                                                ------------------------------------------ ---------------------------------------
                                                       U.S. Plan           Int'l Plans           U.S. Plan         Int'l Plans
                                                --------------------- -------------------- ------------------- -------------------
(Millions)                                         1997       1996       1997      1996       1997      1996      1997     1996
                                                ---------- ---------- --------- ---------- --------- --------- --------- ---------
Actuarial present value of benefit obligations
  Vested benefit obligation                     $ 3,356.1  $ 3,142.3   $ 617.1    $ 669.4   $  54.1   $  52.0   $  20.0   $  30.2
                                                ---------- ---------- --------- ---------- --------- --------- --------- ---------
  Accumulated benefit obligation                $ 3,435.1  $ 3,193.4   $ 627.5    $ 683.3   $  55.8   $  53.5   $  20.3   $  32.9
                                                ---------- ---------- --------- ---------- --------- --------- --------- ---------
  Projected benefit obligation                  $ 3,484.4  $ 3,246.2   $ 662.8    $ 710.6   $  59.3   $  53.5   $  22.6   $  37.2
                                                ---------- ---------- --------- ---------- --------- --------- --------- ---------
Plan assets at fair value                         4,107.1    3,662.8     775.6      871.7                          13.7      20.2
                                                ---------- ---------- --------- ---------- --------- --------- --------- ---------
Projected benefit obligation
  less than (in excess of) plan assets              622.7      416.6     112.8      161.1     (59.3)    (53.5)     (8.9)    (17.0)
Unrecognized net loss (gain)                        158.1      330.5     (59.2)     (42.0)     13.8      11.2      (4.7)     (9.7)
Unrecognized prior service (benefit) cost           (40.4)     (50.4)      6.8        7.0       4.7       2.2        .2       1.1
Unrecognized net (asset) obligation
  at date of adoption                                 (.2)       (.3)      (.8)      (2.1)      2.4       3.2       1.8       3.3
                                                ---------- ---------- --------- ---------- --------- --------- --------- ---------
Prepaid pension cost (pension liability)
  recognized in the consolidated balance sheet  $   740.2  $   696.4   $  59.6    $ 124.0   $ (38.4)  $ (36.9)  $ (11.6)  $ (22.3)
                                                ========== ========== ========= ========== ========= ========= ========= =========

Net periodic pension cost for 1997, 1996, and 1995 includes the following components:

                                                                              U.S. Plans                 International Plans
                                                                   -------------------------------  ------------------------------
(Millions)                                                            1997       1996       1995       1997       1996      1995
                                                                   ---------  ---------  ---------  ---------  ---------  --------
Service cost - benefits earned during the period                   $    33.4  $    34.6  $    33.8  $    14.2  $    20.9  $   22.9
Interest cost on projected benefit obligation                          247.3      242.5      245.2       42.8       45.8      49.5
Return on assets                                                      (680.4)    (507.8)    (684.1)    (105.6)    (101.5)    (85.6)
Net amortization and deferral                                          364.8      197.8      355.2       50.9       38.2      25.3
                                                                   ---------  ---------  ---------  ---------  ---------  --------
Net periodic pension (income) cost                                 $   (34.9) $   (32.9) $   (49.9) $     2.3  $     3.4  $   12.1
                                                                   =========  =========  =========  =========  =========  ========
The assumptions used to determine the above data were as follows:
                                                                   ---------  ---------  ---------  ---------  ---------  --------
Discount rate                                                          7.25%      7.75%      7.50%      6.77%      7.11%     7.23%
Rate of increase in compensation levels                                5.40%      5.40%      5.40%      3.74%      3.88%     4.08%
Expected long-term rate of return on assets                           10.00%     10.00%     10.00%      8.25%      8.33%     8.37%

17  Stockholders' equity
------------------------

Changes in stockholders' equity during the three years ended December 31, 1997, were as follows:

                                                                                                        Other Capital
                                                                                             ---------------------------------
                                                                                                         Accumulated    Other,
                                                                                  Retained                  Other       Princi-
                                              Preferred Stock                     Earnings               Comprehensive   pally
                                      --------------------------------  Common  (Accumulated  Treasury      Income      Paid-in
(Millions)                            Series A   Series B   Series C     Stock     Deficit)     Stock       (Loss)*      Capital
                                      ---------- ---------- ---------- -------- ------------  --------   ------------- ----------
Balance at December 31, 1994          $ 1,420.3  $  50.0    $ 100.0    $    1.7 $     45.7    $  (16.0)  $   (340.8)   $  1,343.6
Issuance of stock under stock
  option and other plans                                                                           (.3)                       2.7
Net income (loss)                                                                   (624.6)
Dividends                                                                           (123.7)
Translation adjustments                                                                                         1.6
                                      ---------- ---------- ---------- -------- ------------  --------   ------------- ----------
Balance at December 31, 1995            1,420.3     50.0      100.0         1.7     (702.6)      (16.3)      (339.2)      1,346.3
Transfer to "redeemable
  preferred stock"                                 (50.0)    (100.0)
Issuance of stock under stock
  option and other plans                                                     .1                                              23.6
Net income                                                                            49.7
Dividends                                                                           (117.2)
Unearned compensation                                                                                                        (9.4)
Translation adjustments                                                                                       (50.9)
Other                                       (.1)
                                      ---------- ---------- ---------- -------- ------------  --------   ------------- ----------
Balance at December 31, 1996            1,420.2        -          -         1.8     (770.1)      (16.3)      (390.1)      1,360.5
Conversions to common stock                 (.1)                             .7                                             606.0
Issuance of stock under stock
  option and other plans                                                                           4.0                        8.4
Net income (loss)                                                                   (853.6)
Dividends                                                                           (113.1)
Unearned compensation                                                                                                         3.0
Translation adjustments                                                                                       (58.0)
Other                                                                                               .1                        2.5
                                      ---------- ---------- ---------- -------- ------------  --------   ------------- ----------
Balance at December 31, 1997          $ 1,420.1  $     -    $     -    $    2.5 $ (1,736.8)   $  (12.2)  $   (448.1)   $  1,980.4
                                      ========== ========== ========== ======== ============  ========   ============= ==========

* Entire amount relates to foreign currency translation adjustments.

The company has 360.0 million authorized shares of common stock, par value $.01 per share and 40.0 million shares of authorized preferred stock, par value $1 per share, issuable in series. The company has authorization to issue up to 30.0 million shares of Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock").

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

In 1997, the company redeemed at stated value all $150.0 million of its Series B and C Preferred Stock.

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

At December 31, 1997, 77.1 million shares of unissued common stock of the company were reserved for the following: 47.5 million for convertible preferred stock, 4.0 million for the 8 1/4% convertible subordinated notes due 2006, and
25.6 million for stock options and stock purchase plans.

Changes in issued shares during the three years ended December 31, 1997, were as follows:

                                  Series A
                                  Preferred      Common      Treasury
(Thousands)                         Stock         Stock       Stock
                                  ---------      -------     --------
Balance at December 31, 1994         28,405      171,827        (865)
Issuance of stock under stock
  option and other plans                             489         (28)
                                  ---------      -------     --------
Balance at December 31, 1995         28,405      172,316        (893)
Issuance of stock under stock
  option and other plans                           3,426          (6)
Other                                                  1
                                  ---------      -------     --------
Balance at December 31, 1996         28,405      175,743        (899)
Conversions to common stock              (2)      73,150
Issuance of stock under stock
  option and other plans                           1,245         160
Other                                                 84
                                  ---------      -------     --------
Balance at December 31, 1997         28,403      250,222        (739)
                                  =========      =======     ========

                        Report of Independent Auditors
                To the Board of Directors of Unisys Corporation
                -----------------------------------------------

We have audited the accompanying consolidated balance sheets of Unisys Corporation at December 31, 1997 and 1996, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of Unisys Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unisys Corporation at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

As described in Note 3 to the consolidated financial statements, effective December 31, 1997, Unisys Corporation changed its method of accounting for the measurement of goodwill impairment.

/s/ Ernst & Young LLP

Philadelphia,Pennsylvania
January 15, 1998, except for the fourth paragraph of Note 9, as to which the date is February 5, 1998

                    Supplemental Financial Data (Unaudited)
                              Unisys Corporation
                        Quarterly financial information
                                                              First       Second        Third       Fourth
(Millions, except per share data)                            Quarter      Quarter      Quarter      Quarter       Year
---------------------------------                            --------     --------     --------     --------    --------
1997
Revenue                                                      $1,530.7     $1,585.3     $1,621.4     $1,898.6    $6,636.0
Gross profit                                                    515.7        538.4        575.0        604.5     2,233.6
Income (loss) before income taxes                                30.6         66.5         80.8       (936.7)     (758.8)
Net income (loss)*                                               19.3         41.9         50.9       (965.7)     (853.6)
Dividends on preferred shares                                    30.1         27.8         26.6         26.6       111.1
Earnings (loss) on common shares                                (10.8)        14.1         24.3       (992.3)     (964.7)
Earnings (loss) per common share - basic                         (.06)         .08          .14        (4.75)      (5.30)
Earnings (loss) per common share - diluted*                      (.06)         .08          .13        (4.75)      (5.30)
Market price per common share - high                            7 5/8            8       15 3/4       16 1/2      16 1/2
                              - low                             6 1/4        5 3/4        7 3/8       11 1/8       5 3/4
                                                             --------     --------     --------     --------    --------
1996
Revenue                                                      $1,423.1     $1,505.0     $1,630.9     $1,811.5    $6,370.5
Gross profit                                                    438.9        491.9        530.0        657.6     2,118.4
Income (loss) before income taxes                               (20.3)         8.0         21.5         84.5        93.7
Net income (loss) before extraordinary item                     (13.4)         5.3         14.2         55.7        61.8
Net income (loss)                                               (13.4)         5.3         14.2         43.6        49.7
Dividends on preferred shares                                    30.2         30.2         30.2         30.2       120.8
Earnings (loss) on common shares                                (43.6)       (24.9)       (16.0)        13.4       (71.1)
Earnings (loss) per common share - basic
  Before extraordinary item                                      (.25)        (.14)        (.09)         .15        (.34)
  Extraordinary item                                                                                    (.07)       (.07)
                                                             --------     --------     --------     --------    --------
  Total                                                          (.25)        (.14)        (.09)         .08        (.41)
                                                             ========     ========     ========     ========    ========
Earnings (loss) per common share - diluted
  Before extraordinary item                                      (.25)        (.14)        (.09)         .14        (.34)
  Extraordinary item                                                                                    (.06)       (.07)
                                                             --------     --------     --------     --------    --------
  Total                                                          (.25)        (.14)        (.09)         .08        (.41)
                                                             ========     ========     ========     ========    ========
Market price per common share - high                            7 3/4        9 1/8        7 1/4        7 3/4       9 1/8
                              - low                             5 3/8        5 5/8        5 3/8        5 7/8       5 3/8
                                                             --------     --------     --------     --------    --------

* In the fourth quarter of 1997, the company recorded one-time charges to net income of $1,052.6 million. Before these charges, fourth-quarter net income was $86.9 million, or $.25 per diluted common share, and full-year net income was $199.0 million, or $.46 per diluted common share. See Note 3 of the Notes to Consolidated Financial Statements.

  The individual quarterly per-common share amounts may not total to the per-common share amount for the full year because of accounting rules governing the computation of earnings per common share.

  Market prices per common share are as quoted on the New York Stock Exchange composite listing.

Seven-year summary of selected financial data
(Millions, except per share data)               1997(1)      1996       1995(1)     1994(1)      1993       1992     1991(1)
                                              ---------   ---------   ---------   ---------   ---------  ---------  ---------
Results of operations
Revenue                                       $ 6,636.0   $ 6,370.5   $ 6,342.3   $ 6,095.5   $ 6,107.1  $ 6,715.6  $ 6,908.8
Operating income (loss)                          (379.5)      327.4      (562.1)      271.7       698.7      688.2     (614.3)
Income (loss) from
  continuing operations
  before income taxes                            (758.8)       93.7      (781.1)       14.6       370.9      301.3   (1,425.6)
Income (loss) from
  continuing operations
  before extraordinary
  items and changes
  in accounting principles                       (853.6)       61.8      (627.3)       12.1       286.3      166.3   (1,520.2)
Net income (loss)                                (853.6)       49.7      (624.6)      100.5       565.4      361.2   (1,393.3)
Dividends on preferred shares                     111.1       120.8       120.3       120.1       121.6      122.1      121.2
Earnings (loss) on
  common shares                                  (964.7)      (71.1)     (744.9)      (19.6)      443.8      239.1   (1,514.5)
Earnings (loss) from
  continuing operations
  per common share
    Basic                                         (5.30)       (.34)      (4.37)       (.63)       1.01        .27     (10.16)
    Diluted                                       (5.30)       (.34)      (4.37)       (.63)        .92        .27     (10.16)

Financial position
Working capital                               $   309.1   $   668.0   $    71.3   $ 1,015.7   $   681.0  $   513.3  $   384.3
Total assets                                    5,591.3     6,967.1     7,113.2     7,193.4     7,349.4    7,322.1    8,218.7
Long-term debt                                  1,438.3     2,271.4     1,533.3     1,864.1     2,025.0    2,172.8    2,694.6
Common stockholders'
  equity(2)                                      (214.2)      185.8       289.9     1,034.2     1,057.3      541.8      342.1
Common stockholders'
  equity per share                                 (.86)       1.06        1.69        6.05        6.21       3.35       2.12

Other data
Research and development                      $   302.3   $   342.9   $   404.5   $   458.5   $   489.3  $   505.6  $   610.6
Capital additions
  of properties                                   179.9       162.3       195.0       208.2       173.5      227.0      222.7
Investment in marketable
  software                                        132.9       116.2       123.0       121.3       118.7      110.2      167.7
Depreciation                                      156.0       182.0       203.0       226.2       252.0      311.4      412.1
Amortization
  Marketable software                              97.0       101.6       151.7       150.5       144.6      131.8      241.0
  Goodwill                                        963.9        46.1        40.9        36.9        36.7       36.8      246.6
Common shares
  outstanding (millions)                          249.5       174.8       171.4       171.0       170.4      161.9      161.7
Stockholders of
  record (thousands)                               37.3        39.2        41.5        45.3        47.8       51.7       54.6
Employees (thousands)                              32.6        32.9        37.4        37.8        38.2       41.7       46.4

(1) Includes special pretax charges of $1,074.6 million, $846.6 million, $186.2 million, and $1,200.0 million for the years ended December 31, 1997, 1995, 1994, and 1991, respectively.
(2) After deduction of cumulative preferred dividends in arrears in 1991, 1992, and 1993.

Customer revenue by business unit

Year ended December 31 (Millions)            1997                  1996                  1995
                                      -----------------     -----------------     -----------------
Information Services                  $2,056.0      31%     $1,951.4      31%     $1,836.8      29%
Global Customer Services               2,148.1      32       1,991.9      31       1,884.1      30
Computer Systems                       2,431.9      37       2,427.2      38       2,621.4      41
                                      --------     ----     --------     ----     --------     ----
Total                                 $6,636.0     100%     $6,370.5     100%     $6,342.3     100%
                                      ========     ====     ========     ====     ========     ====

58