Form 10-K, Exhibit 13
period 1998-12-31
UNISYS CORP
filed 1999-03-03
CIK 746838

                                                                      EXHIBIT 13

Unisys Corporation

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Results of operations

     For 1998, the company reported net income of $387.0 million, or $1.06 per diluted common share, compared to net income, before one-time charges, of $199.0 million, or $.46 per diluted common share, for 1997. In 1996, income before an extraordinary item was $61.8 million, or a loss of $.34 per common share.

     In the fourth quarter of 1997, the company recorded one-time charges of $1.1 billion against net income. Including these charges, the company had a 1997 net loss of $853.6 million, or $5.30 per share, which is computed based on the weighted average common shares outstanding. Earnings per share for 1997 before one-time charges ($.46) are computed on a diluted basis, which also includes additional shares from the assumed conversion of outstanding stock options and convertible debt. For further information on the 1997 fourth quarter charges, see Note 3 of the Notes to the Consolidated Financial Statements.

     The following comparisons of income statement categories exclude the one-time charges discussed above.

     Revenue for 1998 was $7.2 billion compared to $6.6 billion in 1997 and $6.4 billion in 1996. Revenue from international operations in 1998, 1997, and 1996 was $4.1 billion, $3.9 billion, and $4.0 billion, respectively. Revenue from U.S. operations was $3.1 billion in 1998, $2.7 billion in 1997, and $2.4 billion in 1996.

     Total gross profit percent was 34.0% in 1998, 35.1% in 1997, and 33.3% in 1996. The decrease in 1998 reflects the company's shift to higher-growth, lower-margin services businesses.

     Selling, general and administrative expenses in 1998 were $1.3 billion compared to $1.4 billion in both 1997 and 1996. The decline in 1998 was largely due to the company's cost reduction programs, as well as stringent controls over all discretionary expenditures.

     Research and development expenses in 1998 were $296.6 million compared to $297.4 million in 1997 and $342.9 million in 1996. The decline in 1997 compared to 1996 was largely due to the company's cost reduction actions.

     In 1998, the company reported operating income of $810.2 million (11.2% of revenue) compared to $613.8 million (9.2% of revenue) in 1997 and $327.4 million (5.1% of revenue) in 1996.

     In 1998, the company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures About Segments of an Enterprise and Related Information." See Note 14 of the Notes to the Consolidated Financial Statements. Prior to its adoption, the company reported information on its Information Services, Global Customer Services and Computer Systems business units. For the most part, the company now combines the Information Services and Global Customer Services businesses into a segment called Services, and now reports the Computer Systems business under the Technology segment.

     Information by these business segments for 1998, 1997, and 1996 is presented below:


(Millions of dollars)                                 Total           Eliminations         Services          Technology
-------------------------------------------------------------------------------------------------------------------------
1998
------------------------------
Customer revenue                                    $  7,208.4                            $  4,909.3        $   2,299.1
Intersegment                                                           $   (511.2)              73.7              437.5
                                                   ----------------------------------------------------------------------
Total revenue                                       $  7,208.4         $   (511.2)        $  4,983.0        $   2,736.6
                                                   ----------------------------------------------------------------------
Gross profit percent                                      34.0%                                 24.2%              46.9%
Operating income percent                                  11.2%                                  6.9%              18.7%

1997
------------------------------
Customer revenue                                    $  6,636.0                            $  4,281.0        $   2,355.0
Intersegment                                                           $   (483.8)              70.0              413.8
                                                   ----------------------------------------------------------------------
Total revenue                                       $  6,636.0         $   (483.8)        $  4,351.0        $   2,768.8
                                                   ----------------------------------------------------------------------
Gross profit percent                                      35.1%                                 24.2%              46.2%
Operating income percent                                   9.2%                                  3.8%              16.0%

1996
------------------------------
Customer revenue                                    $  6,370.5                            $  4,008.8        $   2,361.7
Intersegment                                                           $   (529.3)              82.1              447.2
                                                   ----------------------------------------------------------------------
Total revenue                                       $  6,370.5         $   (529.3)        $  4,090.9        $   2,808.9
                                                   ----------------------------------------------------------------------
Gross profit percent                                      33.3%                                 24.0%              41.5%
Operating income percent                                   5.1%                                  3.0%               8.9%

-------------------------------------------------------------------------------------------------------------------------
Gross profit percent and operating income percent are as a percent of total revenue.

     In the Services segment, customer revenue was $4.9 billion in 1998, $4.3 billion in 1997, and $4.0 billion in 1996. The growth in customer revenue was 15% in 1998 and 7% in 1997 led by increases in network services, systems integration, and outsourcing revenue. In both years, these increases more than offset the decline in proprietary maintenance revenue. Gross profit, although relatively constant, reflects benefits from improvements in bid quality and control processes and from completion of certain problem contracts, offset by:
(a) heavy competition in the network services market, (b) commoditization of low-end, third-party hardware components that are typically part of a network integration project, (c) continued roll out of a large low-margin federal government networking project, and (d) continued shift in mix away from proprietary maintenance. Operating profit in the segment was 6.9% in 1998, 3.8% in 1997, and 3.0% in 1996. The increases in operating profit were largely due to cost reduction programs as well as stringent cost controls over all discretionary expenditures.

     In the Technology segment, customer revenue was $2.3 billion in 1998 and $2.4 billion in both 1997 and 1996. In 1998, revenue for ClearPath enterprise servers remained strong, which offset declines, as expected, in personal computer revenue. Earlier in 1998, the company outsourced the supply of notebooks, PCs, and entry-level servers to focus on its more profitable enterprise server business. The gross profit percent was 46.9% in 1998, 46.2% in 1997, and 41.5% in 1996. The increases in gross profit percent were due in large part to a richer mix of enterprise servers and enterprise server software sales. Operating profit in this segment was 18.7% in 1998, 16.0% in 1997, and 8.9% in 1996. The increases in operating profit, above the respective increases in gross profit, were largely due to cost reduction programs as well as stringent controls over all discretionary expenditures.

     Interest expense was $171.7 million in 1998, $233.2 million in 1997, and $249.7 million in 1996. The declines were due to lower average debt levels.

     Other income (expense), net, which can vary from year to year, was an expense of $33.8 million in 1998 and $64.8 million in 1997, and income of $16.0 million in 1996. The difference in 1998 compared to 1997 was principally due to lower goodwill amortization and higher equity income. In addition in 1998, a net gain on the sale of properties was offset by charges related to certain legal disputes and the early extinguishment of debt. The difference in 1997 compared to 1996 was principally due to lower interest and equity income in 1997 and a gain on the sale of an equity investment in 1996.

     Income before income taxes in 1998 was $604.7 million compared to $315.8 million in 1997 and $93.7 million in 1996.

     Estimated income taxes in 1998 were $217.7 million compared to $116.8 million in 1997 and $31.9 million in 1996. The 1996 tax provision included a benefit of $24.8 million related to reversals of deferred tax valuation allowances due to additional tax planning strategies available to the company.

     Effective January 1, 1998, the company changed the functional currency of its Brazilian operations from the U.S. dollar to the Brazilian local currency because the Brazilian economy was no longer considered highly inflationary. This change did not have a material effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which is effective for the year beginning January 1, 2000, establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires a company to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management is evaluating the impact this statement may have on the company's financial statements.


Financial condition

Cash and cash equivalents at December 31, 1998 were $604.3 million compared to $803.0 million at December 31, 1997.

     During 1998, cash provided by operations was $650.0 million compared to $383.5 million in 1997. This increase was due in large part to higher net income and improved working capital management, including improvements in inventory turns. Operational cash flow in both years was reduced by a decline in sales of accounts receivable. In October 1998, the company terminated its $120 million U.S. facility used to sell accounts receivable. In 1997, the company reduced sales of accounts receivables, principally outside the United States, by $151 million. Cash expenditures related to prior-year restructuring actions (which are included in operating activities) in 1998, 1997, and 1996 were $139.2 million, $178.7 million, and $220.8 million, respectively. Cash expenditures for restructuring actions, principally for work-force reductions and facility costs, are expected to be approximately $84 million in 1999 and $47 million thereafter. Personnel reductions in 1998 related to restructuring actions were approximately 900 and are expected to be approximately 400 thereafter, principally in 1999.

     Cash used for investing activities during 1998 was $275.0 million compared to $291.6 million for 1997.

     Cash used for financing activities during 1998 was $570.7 million compared to $274.1 million in 1997. Included in 1998 were payments of debt of $748.5 million (described below) partially offset by proceeds of $195.2 million from issuance of 7 7/8% senior notes due 2008. In 1997, the company redeemed all $150.0 million of its Series B and C Cumulative Convertible Preferred Stock and spent $46.1 million in connection with the conversions of debt into common stock described below. Dividends paid on preferred stock were $106.5 million in 1998 compared to $113.1 million in 1997.

     At December 31, 1998, total debt was $1.2 billion, a decline of $532.2 million from December 31, 1997. Debt retirements during 1998 were as follows. On February 5, 1998, the company redeemed all $197.5 million of its 9 1/2% senior notes due on July 15, 1998. On March 2, 1998, the company redeemed $200 million principal amount of its 10 5/8% senior notes due 1999. On September 15, 1998, the company made a $30 million sinking fund payment, which included a $20 million optional prepayment, on its 9 3/4% sinking fund debentures. On October 1, 1998, the company redeemed at par the remaining $130 million outstanding of its 10 5/8% notes, one year ahead of the due date in October 1999. On December 4, 1998, the company redeemed the remaining $160.0 million of its 9 3/4% sinking fund debentures at the stated redemption price of 103.61% of principal.

     In the fourth quarter of 1997, $616.2 million of the company's convertible subordinated notes were converted into 73.2 million shares of common stock. These conversions included all $345.0 million of the company's 8 1/4% convertible subordinated notes due 2000 and $271.2 million of its 8 1/4% convertible subordinated notes due 2006.

     In December 1998, the company called 2.0 million shares of its Series A Cumulative Convertible Preferred Stock for redemption on January 21, 1999. The preferred stock is convertible into shares of the company's common stock, at the option of the holder, at a conversion rate of approximately 1.67 shares of common stock for each preferred share converted.

     On January 21, 1999, 1.9 million shares of the preferred stock were converted into 3.2 million shares of the company's common stock and 270 thousand shares of preferred stock were redeemed for $13.5 million. Included in the above number were 184 thousand shares of preferred stock that were voluntarily converted into the company's common stock during the call period.

     In addition, on January 21, 1999, the company announced that it was calling for redemption on March 4, 1999, an additional 6.0 million shares of its preferred stock. This call, when combined with the January 21, 1999 conversions and redemptions, will save $30.7 million of annual dividend payments and will be accretive to 1999 diluted earnings per common share.

     In January 1999, the company called for redemption on March 15, 1999, the remaining $27 million of its 8 1/4% convertible subordinated notes due 2006. The notes will be redeemed at 105.775% of par, plus accrued interest. Each note is convertible into approximately 145.45 shares of the company's common stock.

     The company may, from time to time, continue to redeem, tender for, or repurchase its securities in the open market or in privately negotiated transactions depending upon availability, market conditions, and other factors.

     The company has on file with the Securities and Exchange Commission an effective registration statement covering $700 million of debt or equity securities, which enables the company to be prepared for future market opportunities.

     In June 1998, the company entered into a $400 million, three-year credit agreement. The new facility replaced the company's more restrictive $200 million credit agreement established in June 1997. As of December 31, 1998, there were no borrowings under the agreement.

     In May 1998, Moody's Investor Services raised its credit rating on the company's senior long-term debt to Ba3 from B1. In June 1998, Standard & Poor's Corporation raised its credit rating on the company's senior long-term debt to BB- from B+. In February 1999, Duff & Phelps Credit Rating Co. increased its rating on the company's senior long-term debt to BB+ from BB.

     At December 31, 1998, the company had deferred tax assets in excess of deferred tax liabilities of $1,384 million. For the reasons cited below, management determined that it is more likely than not that $1,061 million of such assets will be realized, therefore resulting in a valuation allowance of $323 million.

     The company evaluates quarterly the realizability of its net deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the company's forecast of future taxable income, which is adjusted by applying probability factors, and available tax planning strategies that could be implemented to realize deferred tax assets. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. See "Factors that may affect future results" below. The combination of these factors is expected to be sufficient to realize the entire amount of net deferred tax assets. Approximately $3.2 billion of future taxable income (predominantly U.S.) is needed to realize all of the net deferred tax assets.

     Stockholders' equity increased $311.1 million during 1998, principally reflecting net income of $387.0 million, proceeds from the issuance of stock under stock option and other plans of $89.7 million, and $30.6 million of tax benefits related to stock plans, offset in part by preferred stock dividends of $106.5 million and translation adjustments of $83.5 million.


Market risk disclosure

The company has exposure to interest rate risk from its short-term and long-term debt. In general, the company's long-term debt is fixed rate and the short-term debt is variable rate. See Note 8 of the Notes to Consolidated Financial Statements for components of the company's long-term debt.

     The company is also exposed to foreign currency exchange rate risks. The company uses derivative financial instruments to reduce its exposure to market risks from changes in foreign currency exchange rates. The derivative instruments used are foreign exchange forward contracts and options. These derivatives, which are over-the-counter instruments, are non-leveraged and involve little complexity. The company does not hold or issue derivatives for speculative trading purposes. See Note 12 of the Notes to Consolidated Financial Statements for additional information on the company's derivative financial instruments.

     The company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign currency exchange rates and interest rates applied to the hedging contracts and debt instruments described above. As of December 31, 1998, the analysis indicated that such market movements would not have had a material effect on the company's consolidated results of operations or on the fair value of its risk-sensitive financial instruments. Based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and the company's portfolio of risk-sensitive financial instruments, actual effects on operations in the future may differ materially from that analysis.

Year 2000 readiness disclosure

Many computer systems and embedded technology may experience problems handling dates beyond the year 1999 and therefore may need to be modified prior to the year 2000 in order to remain functional. The company is taking steps to ensure both the readiness of its product offerings to customers and the readiness of its internal systems for handling dates beginning in the year 2000.

     As part of its development efforts, the company's current product offerings have been designed or are being redesigned to be year 2000 ready, as defined by the company. However, certain of the company's hardware and software products currently used by customers will require upgrades or other remediation to become year 2000 ready. Some of these products are used in critical applications where the impact of non-performance to these customers and other parties could be significant. The company has taken steps to notify customers of the year 2000 issue, provide information and resources on the company's year 2000 web site, emphasize the importance of customer testing of their own systems in their own unique business environment and offer consulting services to assist customers in assessing their year 2000 risk.

     The company is also in the process of assessing the year 2000 readiness of its key suppliers. The company's reliance on suppliers, and therefore, on the proper functioning of their products, information systems, and software, means that their failure to address year 2000 issues could affect the company's business. However, the potential impact and related costs are not known at this time. The company is in the process of inquiring about the year 2000 readiness of key suppliers providing services to the company. It is also in the process of trying to obtain year 2000 readiness warranties from key vendors supplying product to the company for incorporation into the company's products for resale. The company expects to identify alternate sources or strategies where necessary if significant exposure is identified.

     The company's year 2000 internal systems effort involves three stages: inventory and assessment of its hardware, software and embedded systems, remediation or replacement of those that are not year 2000 ready, and testing the systems. In 1997, the company completed an inventory and year 2000 assessment of its internal information technology ("IT") systems, and developed a work plan to remediate non-compliant systems or replace or consolidate these systems as part of the company's efforts to reduce and simplify, on a worldwide basis, its IT systems.

     The company is initially focusing on the IT systems that are critical to running its business. The company expects to complete the remediation or replacement/consolidation of such systems by March 1999 and to complete integrated testing of these systems by mid 1999. The company expects to remediate or replace/consolidate its other IT systems by mid 1999 and to test these systems throughout 1999.

     The company has completed an inventory and assessment of its key non-IT systems, such as data and voice communications, building management, and manufacturing systems. The company is in the process of remediating those systems that are not year 2000 ready and expects to have such remediation and testing completed by mid 1999.

     The company estimates that, as of December 31, 1998, the cost of remediating its internal systems has been approximately $12 million, and it expects to spend approximately $3 million in 1999. The company is funding this effort through normal working capital. This estimate does not include the cost of replacing or consolidating IT systems in connection with the company's worldwide IT simplification project, which was undertaken for reasons unrelated to year 2000 issues, potential costs related to any customer or other claims, the costs associated with making the company's product offerings year 2000 ready, and the costs of any disruptions caused by suppliers not being year 2000 ready. This estimate is based on a current assessment of the year 2000 projects and is subject to change as the projects progress.

     Although the company does not believe that it will incur material costs or experience material disruptions in its business associated with the year 2000, there can be no assurance that the company will not experience serious unanticipated negative consequences and/or material costs. The company may see increased customer satisfaction costs related to year 2000 over the next few years. In addition, some commentators have stated that a significant amount of litigation may arise out of year 2000 compliance issues, and the company is aware of a growing number of lawsuits against information technology and solutions providers. Although the company believes it has taken adequate measures to address year 2000 issues, because of the unprecedented nature of such litigation, it is uncertain to what extent the company may be affected by it. It is also unknown whether customer spending patterns may be impacted by the year 2000 issue. Efforts by customers to address year 2000 issues may absorb a substantial part of their IT budgets in the near term, and customers may either accelerate or delay the purchase of new applications and systems. While this behavior may increase demand for certain of the company's products and services, including its year 2000 offerings, it could also soften demand. These events could affect the company's revenues or change its revenue patterns. In addition, there can be no assurance that the company's current product offerings do not contain undetected errors or defects associated with year 2000 date functions that may result in increased costs to the company. With respect to its internal systems, the worst case scenarios might include corruption of data contained in the company's internal IT systems, hardware failures, the failure of the company's significant suppliers, and the failure of infrastructure services provided by utilities and other third parties such as electricity, phone service, water transport and internet services.

     The company is in the initial stages of developing contingency plans in the event it does not complete all phases of its year 2000 program. The company plans to evaluate the status of completion of its year 2000 program in the second quarter of 1999 and to begin implementing such plans as it deems necessary.


Conversion to the euro currency

On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency (the "euro"). The transition period for the introduction of the euro began on January 1, 1999. Beginning January 1, 2002, the participating countries will issue new euro-denominated bills and coins for use in cash transactions. No later than July 1, 2002, the participating countries will withdraw all bills and coins denominated in the legacy currencies, so that the legacy currencies no longer will be legal tender for any transactions, making the conversion to the euro complete.

     The company is addressing the issues involved with the introduction of the euro. The more important issues facing the company include converting information technology systems, reassessing currency risk, and negotiating and amending agreements. Based on progress to date, the company believes that the use of the euro will not have a significant impact on the manner in which it conducts its business. Accordingly, conversion to the euro is not expected to have a material effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

Factors that may affect future results

From time to time, the company provides information containing "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements rely on assumptions and are subject to risks, uncertainties, and other factors that could cause the company's actual results to differ materially from expectations. In addition to changes in general economic and business conditions and natural disasters, these include, but are not limited to, the factors discussed below.

     The company operates in an industry characterized by aggressive competition, rapid technological change, evolving technology standards, and short product life cycles.

     Future operating results will depend on the company's ability to design, develop, introduce, deliver, or obtain new products and services on a timely and cost-effective basis; on its ability to mitigate the effects of competitive pressures and volatility in the information services and technology industry on revenues, pricing, and margins; on its ability to effectively manage the shift of its business mix away from traditional high-margin product and services offerings; and on its ability to successfully attract and retain highly skilled people.

     Certain of the company's systems integration contracts are fixed-price contracts under which the company assumes the risk for delivery of the contracted services at an agreed-upon price. Future results will depend on the company's ability to profitably perform these services contracts and bid and obtain new contracts.

     Approximately 57% of the company's total revenue derives from international operations. The risks of doing business internationally include foreign currency exchange rate fluctuations, changes in political or economic conditions, trade protection measures, and import or export licensing requirements.

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

     Future results may also be adversely affected by a delay in, or increased costs associated with, the implementation of the year 2000 actions discussed above, or by the company's inability to implement them.

Unisys Corporation
Consolidated Financial Statements

Consolidated Statement of Income


Year Ended December 31 (Millions, except per share data)            1998              1997               1996
---------------------------------------------------------------------------------------------------------------
Revenue                                                          $7,208.4           $6,636.0           $6,370.5
                                                                -----------------------------------------------
Costs and expenses
Cost of revenue                                                   4,758.6            4,402.4            4,252.1
Selling, general and administrative expenses                      1,343.0            1,427.2            1,448.1
Research and development expenses                                   296.6              302.3              342.9
Goodwill impairment                                                                    883.6
                                                                -----------------------------------------------
                                                                  6,398.2            7,015.5            6,043.1
                                                                -----------------------------------------------
Operating income (loss)                                             810.2             (379.5)             327.4
Interest expense                                                    171.7              233.2              249.7
Other income (expense), net                                         (33.8)            (146.1)              16.0
                                                                -----------------------------------------------
Income (loss) before income taxes                                   604.7             (758.8)              93.7
Estimated income taxes                                              217.7               94.8               31.9
                                                                -----------------------------------------------
Income (loss) before extraordinary item                             387.0             (853.6)              61.8
Extraordinary item                                                                                        (12.1)
                                                                -----------------------------------------------
Net income (loss)                                                   387.0             (853.6)              49.7
Dividends on preferred shares                                       106.5              111.1              120.8
                                                                -----------------------------------------------
Earnings (loss) on common shares                                 $  280.5           $ (964.7)          $  (71.1)
                                                                -----------------------------------------------
Earnings (loss) per common share - basic
Before extraordinary item                                        $   1.11           $  (5.30)          $   (.34)
Extraordinary item                                                                                         (.07)
                                                                -----------------------------------------------
Total                                                            $   1.11           $  (5.30)          $   (.41)
                                                                -----------------------------------------------
Earnings (loss) per common share - diluted
Before extraordinary item                                        $   1.06           $  (5.30)          $   (.34)
Extraordinary item                                                                                         (.07)
                                                                -----------------------------------------------
Total                                                            $   1.06           $  (5.30)          $   (.41)
---------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Balance Sheet


December 31 (Millions)                                                                     1998               1997
---------------------------------------------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                                                              $    604.3         $    803.0
Accounts and notes receivable, net                                                        1,232.0              967.3
Inventories                                                                                 463.3              560.8
Deferred income taxes                                                                       428.8              461.4
Other current assets                                                                         88.3               94.0
                                                                                       ------------------------------
Total                                                                                     2,816.7            2,886.5
                                                                                       ------------------------------
Properties                                                                                1,720.5            1,774.1
Less - Accumulated depreciation                                                           1,139.6            1,192.9
                                                                                       ------------------------------
Properties, net                                                                             580.9              581.2
                                                                                       ------------------------------
Investments at equity                                                                       184.6              215.7
                                                                                       ------------------------------
Software, net of accumulated amortization                                                   246.6              259.0
                                                                                       ------------------------------
Prepaid pension cost                                                                        833.8              762.4
                                                                                       ------------------------------
Deferred income taxes                                                                       694.4              665.7
                                                                                       ------------------------------
Other assets                                                                                220.7              220.8
                                                                                       ------------------------------
Total                                                                                  $  5,577.7         $  5,591.3
                                                                                       ------------------------------

Liabilities and stockholders' equity
Current liabilities
Notes payable                                                                          $     50.6         $     40.6
Current maturities of long-term debt                                                          4.0              213.1
Accounts payable                                                                            922.7              817.1
Other accrued liabilities                                                                 1,301.9            1,307.2
Dividends payable                                                                            26.6               26.6
Estimated income taxes                                                                      276.7              172.8
                                                                                       ------------------------------
Total                                                                                     2,582.5            2,577.4
                                                                                       ------------------------------
Long-term debt                                                                            1,105.2            1,438.3
                                                                                       ------------------------------
Other liabilities                                                                           373.0              369.7
                                                                                       ------------------------------
Stockholders' equity
Preferred stock                                                                           1,420.0            1,420.1
Common stock, shares issued: 1998 - 257.9; 1997 - 250.2                                       2.6                2.5
Accumulated deficit                                                                      (1,456.3)          (1,736.8)
Other capital                                                                             2,082.3            1,968.2
Accumulated other comprehensive loss                                                       (531.6)            (448.1)
                                                                                       ------------------------------
Stockholders' equity                                                                      1,517.0            1,205.9
                                                                                       ------------------------------
Total                                                                                  $  5,577.7         $  5,591.3
---------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statement of Cash Flows

Year Ended December 31 (Millions)                                                      1998           1997          1996
Cash flows from operating activities
Income (loss) before extraordinary item                                            $    387.0     $   (853.6)    $     61.8
Add (deduct) items to reconcile income (loss) before
  extraordinary item to net cash provided by
  (used for) operating activities:
Effect of extraordinary item                                                                                          (12.1)
Depreciation                                                                            145.7          156.0          182.0
Amortization:
  Marketable software                                                                   111.8           97.0          101.6
  Goodwill                                                                                8.9          963.9           46.1
(Increase) in deferred income taxes, net                                                (26.8)         (25.3)         (51.0)
(Increase) decrease in receivables, net                                                (276.1)          24.0           11.0
Decrease in inventories                                                                  98.2           81.5           32.1
Increase (decrease) in accounts payable and other accrued liabilities                   100.5         (220.6)        (258.4)
Increase (decrease) in estimated income taxes                                           148.0           23.0          (34.7)
Increase (decrease) in other liabilities                                                 11.8          (71.1)         (85.9)
(Increase) decrease in other assets                                                     (57.3)         106.5          (70.3)
Other                                                                                    (1.7)         102.2          (11.9)
                                                                                   ----------------------------------------
Net cash provided by (used for) operating activities                                    650.0          383.5          (89.7)
                                                                                   ----------------------------------------
Cash flows from investing activities
Proceeds from investments                                                             1,991.0        1,662.5        1,846.1
Purchases of investments                                                             (2,006.5)      (1,629.0)      (1,845.9)
Proceeds from sales of properties                                                        51.1            5.1           77.4
Investment in marketable software                                                       (99.4)        (132.9)        (116.2)
Capital additions of properties                                                        (207.3)        (179.9)        (162.3)
Purchases of businesses                                                                  (3.9)         (22.2)         (17.9)
Proceeds from marketable securities                                                                      4.8
                                                                                   ----------------------------------------
Net cash used for investing activities                                                 (275.0)        (291.6)        (218.8)
                                                                                   ----------------------------------------
Cash flows from financing activities
Proceeds from issuance of long-term debt                                                195.2                       1,139.7
Payments of long-term debt                                                             (748.5)                       (766.4)
Net proceeds from (reduction in) short-term borrowings                                   10.0           26.7           (1.9)
Dividends paid on preferred shares                                                     (106.5)        (113.1)        (120.8)
Proceeds from employee stock plans                                                       79.1            8.4             .6
Redemption of redeemable preferred stock                                                              (150.0)
Costs of debt conversions                                                                              (46.1)
                                                                                   ----------------------------------------
Net cash (used for) provided by financing activities                                   (570.7)        (274.1)         251.2
                                                                                   ----------------------------------------
Effect of exchange rate changes on cash and cash equivalents                             (3.0)         (24.9)          (7.3)
                                                                                   ----------------------------------------
Net cash used for continuing operations                                                (198.7)        (207.1)         (64.6)
                                                                                   ----------------------------------------
Net cash used for discontinued operations                                                              (19.1)         (20.5)
                                                                                   ----------------------------------------
Decrease in cash and cash equivalents                                                  (198.7)        (226.2)         (85.1)
                                                                                   ----------------------------------------
Cash and cash equivalents, beginning of year                                            803.0        1,029.2        1,114.3
                                                                                   ----------------------------------------
Cash and cash equivalents, end of year                                             $    604.3     $    803.0     $  1,029.2
                                                                                   ----------------------------------------
See notes to consolidated financial statements.

Unisys Corporation



Consolidated Statement of Stockholders' Equity

                                                                                               Other,   Accumulated
                                                                                            Principally    Other       Comprehensive
                                          Preferred     Common     Accumulated   Treasury     Paid-In  Comprehensive      Income
(Millions)                                  Stock        Stock       Deficit      Stock       Capital  Income (Loss)*     (Loss)
Balance at December 31, 1995             $  1,570.3    $    1.7    $   (702.6)   $ (16.3)   $  1,346.3   $ (339.2)
Transfer to "redeemable
  preferred stock"                           (150.0)
Issuance of stock under stock
  option and other plans                                     .1                                   23.6
Net income                                                               49.7                                            $   49.7
Other comprehensive income -
  translation adjustments                                                                                   (50.9)          (50.9)
                                                                                                                         --------
Comprehensive loss                                                                                                       $   (1.2)
                                                                                                                         --------
Dividends                                                              (117.2)
Unearned compensation                                                                             (9.4)
Other                                           (.1)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                1,420.2         1.8        (770.1)     (16.3)      1,360.5     (390.1)
Conversions to common stock                     (.1)         .7                                  606.0
Issuance of stock under stock
  option and other plans                                                             4.0           8.4
Net loss                                                               (853.6)                                           $ (853.6)
Other comprehensive income -
  translation adjustments                                                                                   (58.0)          (58.0)
                                                                                                                         --------
Comprehensive loss                                                                                                       $ (911.6)
                                                                                                                         --------
Dividends                                                              (113.1)
Unearned compensation                                                                              3.0
Tax benefit related to stock plans                                                                 1.5
Other                                                                                 .1           1.0
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                1,420.1         2.5      (1,736.8)     (12.2)      1,980.4     (448.1)
Conversions to common stock                     (.1)                                                .5
Issuance of stock under stock
  option and other plans                                     .1                    (11.4)         89.6
Net income                                                              387.0                                            $  387.0
Other comprehensive income -
  translation adjustments                                                                                   (83.5)          (83.5)
                                                                                                                         --------
Comprehensive income                                                                                                     $  303.5
                                                                                                                         --------
Dividends                                                              (106.5)
Unearned compensation                                                                              4.8
Tax benefit related to stock plans                                                                30.6
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998             $  1,420.0    $    2.6    $ (1,456.3)   $ (23.6)     $2,105.9   $ (531.6)
-----------------------------------------------------------------------------------------------------------------------

* Entire amount relates to foreign currency translation adjustments. See notes to consolidated financial statements.

Unisys Corporation

Notes to Consolidated Financial Statements


1 Summary of significant accounting policies

Principles of consolidation. The consolidated financial statements include the accounts of all majority-owned subsidiaries. Investments in companies representing ownership interests of 20% to 50% are accounted for by the equity method.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash equivalents. All short-term investments purchased with a maturity of three months or less are classified as cash equivalents.

Inventories. Inventories are valued at the lower of cost or market. Cost is determined principally on the first-in, first-out method.

Properties and depreciation. Properties are carried at cost and are depreciated over the estimated lives of such assets using the straight-line method.

Revenue recognition. Sales revenue is recorded upon shipment of product in the case of sales contracts, upon shipment of the program in the case of software, and upon installation in the case of sales-type leases. Revenue from equipment maintenance is recorded as earned over the lives of the respective contracts.

     Revenue under systems integration and services contracts is recognized on the basis of the estimated percentage of completion of services rendered or when services have been performed and accepted, depending on the nature of the project.

     Accounting for large multi-year, fixed-price systems integration contracts involves considerable use of estimates in determining revenue, costs, and profits. When estimates indicate a loss under a contract, cost of revenue is charged with a provision for such loss. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known.

Income taxes. Income taxes are provided on taxable income at the statutory rates applicable to such income. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries because such amounts are expected to be reinvested indefinitely.

Marketable software. The cost of development of computer software to be sold or leased is capitalized and amortized to cost of sales over the estimated revenue-producing lives of the products, but not in excess of three years following product release.

Translation of foreign currency. The local currency is the functional currency for most of the company's international subsidiaries and, as such, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year. Translation adjustments resulting from changes in exchange rates are reported in other comprehensive income. Exchange gains and losses on intercompany balances of a long-term investment nature are also reported in other comprehensive income.

     For those international subsidiaries operating in hyper-inflationary economies, the U.S. dollar is the functional currency and, as such, non-monetary assets and liabilities are translated at historical exchange rates and monetary assets and liabilities are translated at current exchange rates. Exchange gains and losses arising from translation are included in other income.

Derivative financial instruments. The derivative financial instruments used by the company are foreign exchange forward contracts and options. The company does not hold or issue derivatives for speculative trading purposes. These instruments have been designated as hedges of certain forecasted transactional exposures. For these financial instruments, no impact on financial position or results of operations would result from a change in the underlying exchange rate. All of the company's foreign currency contracts and options have been designated as and are effective as hedges against specific exposures and have been accounted for as such. Therefore, a change in the derivative's value would be offset by an opposite change in the hedged exposure.

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

Reclassifications. Certain prior-year amounts have been reclassified to conform with the 1998 presentation.

2 Earnings per share

The following table shows how earnings per share was computed for the three years ended December 31, 1998.

Year ended December 31
(Millions, except per share data)                                              1998           1997            1996
----------------------------------------------------------------------------------------------------------------------------------
Earnings per share computation - basic
Income (loss) before extraordinary item                                      $  387.0       $ (853.6)       $   61.8
Less dividends on preferred shares                                             (106.5)        (111.1)         (120.8)
                                                                             ---------------------------------------
Income (loss) available to common stockholders before extraordinary item        280.5         (964.7)          (59.0)
Extraordinary item                                                                                             (12.1)
                                                                             ---------------------------------------
Net income (loss) available to common stockholders                           $  280.5       $ (964.7)       $  (71.1)
                                                                             ---------------------------------------
Weighted average shares (thousands)                                           251,786        182,016         172,507
                                                                             ---------------------------------------

Earnings per share - basic
Income (loss) before extraordinary item                                      $   1.11       $  (5.30)       $   (.34)
Extraordinary item                                                                                              (.07)
                                                                             ---------------------------------------
Net income (loss)                                                            $   1.11       $  (5.30)       $   (.41)
                                                                             ---------------------------------------
Earnings per share computation - diluted
Income (loss) available to common stockholders before extraordinary item     $  280.5       $ (964.7)       $  (59.0)
Plus interest expense on assumed conversion of 8 1/4% Convertible
  Notes due 2006, net of tax                                                      1.5
                                                                             ---------------------------------------
Income (loss) available to common stockholders before extraordinary item        282.0         (964.7)          (59.0)
Extraordinary item                                                                                             (12.1)
                                                                             ---------------------------------------
Net income (loss) available to common stockholders                           $  282.0       $ (964.7)       $  (71.1)
                                                                             ---------------------------------------
Weighted average shares (thousands)                                           251,786        182,016         172,507
Plus incremental shares from assumed conversions:
  Employee stock plans                                                         11,164
  8 1/4% Convertible Notes due 2006                                             3,994
                                                                             ---------------------------------------
Adjusted weighted average shares                                              266,944        182,016         172,507
                                                                             ---------------------------------------
Earnings per share - diluted
Income (loss) before extraordinary item                                      $   1.06       $  (5.30)       $   (.34)
Extraordinary item                                                                                              (.07)
                                                                             ---------------------------------------
Net income (loss)                                                            $   1.06       $  (5.30)       $   (.41)
                                                                             ---------------------------------------

The shares listed below were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented.

Year ended December 31 (thousands)       1998            1997            1996
--------------------------------------------------------------------------------
Employee stock plans                       101          22,792          20,636
Series A preferred stock                47,448          47,450          47,454
8 1/4% convertible notes due 2006                        4,042          43,491
8 1/4% convertible notes due 2000                                       33,697
--------------------------------------------------------------------------------

3  One-time charges

Restructuring charges. In the fourth quarter of 1997, the company recorded a pretax charge of $149.0 million, $127.0 million after tax, or $.70 per diluted common share. The charge was related to plans to discontinue the manufacturing and assembly of personal computers and low-end servers, and to dispose of a small, non-strategic technology product. The charge included (a) $64.9 million for work-force reductions (principally in Europe) of approximately 1,000 people, including severance, notice pay, medical, and other benefits, (b) $81.6 million for product and program discontinuances, and goodwill associated with these businesses, and (c) $2.5 million associated with facilities.

     Cash expenditures related to restructuring in 1998, 1997, and 1996 were $139.2 million, $178.7 million, and $220.8 million, respectively. Cash expenditures are expected to be $84 million in 1999 and $47 million thereafter, principally for work-force reductions and facility costs. Personnel reductions in 1998 related to restructuring actions were approximately 900 and are expected to be approximately 400 thereafter, principally in 1999. Actual costs incurred are charged to the accrued liability when the actions are taken.

     During 1996, the company experienced lower-than-anticipated costs for work-force reductions. Revisions of estimates for these previously provided costs were offset by additional provisions for product and program discontinuances and facility consolidations.

     Activity related to the restructuring reserve during the years ended December 31, 1998 and 1997, was as follows:

                                      Work-Force
(Millions)              Total        Reductions(1)   Facilities(2)   Products(3)
--------------------------------------------------------------------------------
Balance at
Dec. 31, 1996          $  433.9        $  207.5        $  192.3       $  34.1
Provided                  149.0            64.9             2.5          81.6
Utilized                 (284.2)         (140.9)          (76.5)        (66.8)
Other(4)                   (9.7)           (1.0)          (15.1)          6.4
                       ---------------------------------------------------------
Balance at
Dec. 31, 1997             289.0           130.5           103.2          55.3
Utilized                 (148.1)          (80.0)          (36.0)        (32.1)
Other(4)                   (4.0)           (7.5)          (10.8)         14.3
                       --------------------------------------------------------
Balance at
Dec. 31, 1998          $  136.9        $   43.0        $   56.4       $  37.5
-------------------------------------------------------------------------------

(1)  Includes severance, notice pay, medical, and other benefits.
(2)  Includes consolidation of office facilities and manufacturing capacity.
(3)  Includes product and program discontinuances, and goodwill.
(4) Includes changes in estimates, reversals of excess reserves, and translation adjustments.

Other charges. In the fourth quarter of 1997, the company recorded a charge of $883.6 million, or $4.85 per diluted common share, for the writeoff of goodwill principally related to the 1986 acquisition of Sperry Corporation. Yearly amortization of such goodwill was approximately $36 million. Effective December 31, 1997, the company elected to change its method of measuring goodwill impairment. Prior to the change, when impairment indicators existed, goodwill was evaluated for impairment and any impairment would have been measured based on comparing the unamortized goodwill to projected undiscounted operating results. Under the company's new accounting method, any impairment of goodwill indicated by such comparison would be measured by discounting projected cash flows using a discount rate commensurate with the risks involved. When a goodwill impairment must be recognized, the company believes the discounted cash flow method is a better measurement of the remaining value of goodwill.

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

Summary. The 1997 restructuring and other charges were recorded in the following statement of income classifications: Cost of revenue, $92.5 million; selling, general and administrative expenses, $12.3 million; research and development expenses, $4.9 million; goodwill impairment, $883.6 million; and other income expense, net, $81.3 million.


4  Accounting changes and extraordinary item

Effective January 1, 1998, the company adopted the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-2, "Software Revenue Recognition" and SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 97-2 provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions, and SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. Adoption of SOP 97-2 and 98-1 did not have a material effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

     As discussed in Note 14, effective January 1, 1998, the company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way that companies report information about operating segments. Adoption of SFAS No. 131 had no effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which is effective for the year beginning January 1, 2000, establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires a company to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management is evaluating the impact this statement may have on the company's financial statements.

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

     Effective January 1, 1997, the company adopted SOP 96-1, "Environmental Remediation Liabilities." The SOP provides authoritative guidance on the recognition, measurement, display, and disclosure of environmental remediation liabilities. Adoption of SOP 96-1 did not have a material effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

     Effective January 1, 1996, the company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires the recognition or disclosure of compensation expense for grants of stock options or other equity instruments issued to employees based upon their fair value. As permitted by SFAS No. 123, the company adopted the disclosure-only option and therefore will continue to apply APB Opinion 25 for its stock plans. Accordingly, no compensation expense has been recognized for its stock option or purchase plans. The adoption of these statements had no effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

     In 1996, the company recorded an extraordinary charge for extinguishment of debt of $12.1 million, net of $6.5 million of income tax benefits, or $.07 per diluted common share.

5  Inventories

Inventories comprise the following:

December 31 (Millions)                          1998                     1997
-------------------------------------------------------------------------------
Parts and finished equipment                   $263.6                   $289.7
Work in process and materials                   199.7                    271.1
                                        ---------------------------------------
Total inventories                              $463.3                   $560.8
-------------------------------------------------------------------------------

     At December 31, 1998 and 1997, work in process inventories included $85.9 and $140.7 million, respectively, of costs related to long-term contracts.

6  Estimated income taxes

Year ended December 31 (Millions)         1998           1997            1996
-------------------------------------------------------------------------------
Income (loss) before income taxes
    United States                       $  408.3       $ (954.1)      $  (91.1)
    Foreign                                196.4          195.3          184.8
                                        ---------------------------------------
Total income (loss) before
  income taxes                          $  604.7       $ (758.8)      $   93.7
-------------------------------------------------------------------------------
Estimated income taxes (benefit)
    Current
       United States                    $   26.7       $   28.0       $  (15.0)
       Foreign                              51.8           69.0           87.0
       State and local                      23.3           23.1           10.9
                                        ---------------------------------------
       Total                               101.8          120.1           82.9
                                        ---------------------------------------
    Deferred
       United States                       115.2          (26.0)         (70.9)
       Foreign                                .7            1.0           12.4
       State and local                                      (.3)           7.5
                                        ---------------------------------------
       Total                               115.9          (25.3)         (51.0)
                                        ---------------------------------------
Total estimated income taxes            $  217.7       $   94.8        $  31.9
-------------------------------------------------------------------------------

     Following is a reconciliation of estimated income taxes at the United States statutory tax rate to estimated income taxes as reported:


Year ended December 31 (Millions)          1998           1997           1996
-------------------------------------------------------------------------------
United States statutory income
 tax (benefit)                          $  211.6       $ (265.6)       $  32.8
Difference in estimated income
 taxes on foreign earnings, losses,
 and remittances                           (46.1)         (35.4)           7.9
State taxes                                 15.1           14.8           11.8
Tax refund claims, audit issues,
 and other matters                          31.2           42.7          (12.9)
Amortization of goodwill                     1.8          335.1           12.6
Reversal of valuation allowances                                         (24.8)
Other                                        4.1            3.2            4.5
                                        ---------------------------------------
Estimated income taxes                  $  217.7       $   94.8        $  31.9
-------------------------------------------------------------------------------

        The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 1998 and 1997, were as follows:

December 31 (Millions)                          1998                    1997
--------------------------------------------------------------------------------
Deferred tax assets
Capitalized research and
  development                                $    591.6              $    327.4
Tax loss carryforwards                            256.9                   433.3
Foreign tax credit carryforwards                  232.3                   479.8
Other tax credit carryforwards                    138.2                    82.2
Prepayments                                       109.7
Postretirement benefits                            91.0                    88.0
Employee benefits                                  63.9                    65.4
Depreciation                                       60.8                    55.7
Restructuring                                      60.7                   115.9
Other                                             226.9                   253.1
                                            ------------------------------------
                                                1,832.0                 1,900.8
Valuation allowance                              (323.3)                 (400.7)
                                            ------------------------------------
Total deferred tax assets                    $  1,508.7              $  1,500.1
                                            ------------------------------------
Deferred tax liabilities
Pensions                                     $    337.3              $    319.5
Other                                             110.0                   146.0
                                            ------------------------------------
Total deferred tax liabilities               $    447.3              $    465.5
                                            ------------------------------------
Net deferred tax asset                       $  1,061.4              $  1,034.6
--------------------------------------------------------------------------------

     SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. During 1998, the net decrease in the valuation allowance was $77.4 million.

     Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $650 million at December 31, 1998. Such earnings are expected to be reinvested indefinitely. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practicable. The additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be substantially offset by U.S. tax credits for foreign taxes already paid. While there are no specific plans to distribute the undistributed earnings in the immediate future, where economically appropriate to do so, such earnings may be remitted.

     Cash paid during 1998, 1997, and 1996 for income taxes was $92.7, $80.0, and $112.7 million, respectively.

     At December 31, 1998, the company has state and local tax loss carryforwards and foreign tax loss carryforwards for certain foreign subsidiaries, the tax effect of which is approximately $256.9 million. These carryforwards will expire as follows (in millions): 1999, $3.8; 2000, $4.9; 2001, $14.3; 2002, $1.7; 2003, $6.4; and $225.8 thereafter. The company also has available tax credit carryforwards of approximately $370.5 million, which will expire as follows (in millions): 1999, $59.2; 2000, $49.4; 2001, $89.6; 2002,
$55.5; 2003, $7.2; and $109.6 thereafter.

     The company's net deferred tax assets include substantial amounts of capitalized research and development, and tax credit carryforwards. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. There can be no assurance that in the future there would not be increased competition or other factors that may result in a decline in sales or margins, loss of market share, delays in product availability, or technological obsolescence.

     The company is currently contesting issues before the Internal Revenue Service in connection with Sperry Corporation for the years ended March 31, 1978, through September 16, 1986. In management's opinion, adequate provisions for income taxes have been made for all years.

7 Properties

Properties comprise the following:



December 31 (Millions)                         1998                   1997
----------------------------------------------------------------------------
Land                                       $     10.3             $     24.5
Buildings                                       166.4                  208.7
Machinery and office equipment                1,247.0                1,250.0
Rental and outsourcing
  equipment                                     296.8                  290.9
                                           ---------------------------------
Total properties                           $  1,720.5             $  1,774.1
----------------------------------------------------------------------------

8 Long-term debt

Long-term debt comprises the following:

December 31 (Millions)                         1998                   1997
----------------------------------------------------------------------------
12% senior notes due 2003                  $    425.0             $    425.0
11 3/4% senior notes due 2004                   450.0                  450.0
7 7/8% senior notes due 2008                    200.0
8 1/4% convertible subordinated
  notes due 2006                                 27.0                   27.8
9 3/4% senior sinking fund
  debentures                                                           190.0
9 1/2% notes                                                           197.5
10 5/8% senior notes                                                   330.1
Other, net of unamortized
  discounts                                       7.2                   31.0
                                           ---------------------------------
Total                                         1,109.2                1,651.4
Less - Current maturities                         4.0                  213.1
                                           ---------------------------------
Total long-term debt                       $  1,105.2             $  1,438.3
----------------------------------------------------------------------------

     Total long-term debt maturities in 1999, 2000, 2001, 2002, and 2003 are $4.0, $4.6, $.6, $.4, and $425.0 million, respectively.

     Cash paid during 1998, 1997, and 1996 for interest was $185.6, $253.1, and $255.1 million, respectively.

     On January 30, 1998, the company issued $200 million of 7 7/8% senior notes due 2008. The net proceeds from the sale of the notes were used to call $200 million principal amount of the 10 5/8% senior notes due October 1999 at 101.77%. On February 5, 1998, the company redeemed all $197.5 million of the 9 1/2% senior notes due on July 15, 1998.

     On September 15, 1998, the company made a $30.0 million sinking fund payment, which included a $20.0 million optional prepayment, on the 9 3/4% sinking fund debentures. On October 1, 1998, the company redeemed at par the remaining $130.1 million outstanding of the 10 5/8% notes.

     On December 4, 1998, the company redeemed the remaining $160.0 million of the 9 3/4% sinking fund debentures at the stated redemption price of 103.61% of principal.

     The company has a $400 million, three year credit agreement expiring June 2001. As of December 31, 1998, there were no borrowings outstanding under the facility and the entire $400 million was available for borrowings. The company pays commitment fees on the total amount of the facility. In addition, international subsidiaries maintain short-term credit arrangements with banks in accordance with local customary practice.

9  Other accrued liabilities

Other accrued liabilities (current) comprise the following:

December 31 (Millions)                            1998                  1997
-----------------------------------------------------------------------------
Payrolls and commissions                       $  331.8              $  288.7
Customers' deposits and
  prepayments                                     628.9                 540.2
Taxes other than income taxes                     132.9                 130.5
Restructuring*                                     88.0                 224.0
Other                                             120.3                 123.8
                                               ------------------------------
Total other accrued liabilities                $1,301.9              $1,307.2
-----------------------------------------------------------------------------

* At December 31, 1998 and 1997, an additional $48.9 million and $65.0 million, respectively, was reported in other liabilities (long term) on the consolidated balance sheet.

10 Comprehensive income

Comprehensive income for the three years ended December 31, 1998, includes the following components:

Year ended
December 31 (Millions)                         1998         1997          1996
-------------------------------------------------------------------------------
Net income (loss)                           $  387.0      $(853.6)      $  49.7
                                            -----------------------------------
Other comprehensive
  income (loss)
    Foreign currency translation
      adjustments*                             (89.6)       (40.4)        (35.8)
    Related tax (benefit) expense               (6.1)        17.6          15.1
                                            -----------------------------------
Total other comprehensive
  income (loss)                                (83.5)       (58.0)        (50.9)
                                            -----------------------------------
Comprehensive income (loss)                 $  303.5      $(911.6)      $  (1.2)
-------------------------------------------------------------------------------

* Net of income (loss) on translation adjustments reclassified to income upon sale or writeoff of ownership interest in foreign investments as follows:
  1998, $(.1) million; 1997, $2.8 million; and 1996, $1.5 million.

11 Leases

Rental expense, less income from subleases, for 1998, 1997, and 1996 was $145.6, $153.5, and $177.7 million, respectively.

     Minimum net rental commitments under noncancelable operating leases outstanding at December 31, 1998, substantially all of which relate to real properties, were as follows: 1999, $133.6 million; 2000, $106.2 million; 2001, $85.6 million; 2002, $66.2 million; 2003, $49.3 million; and thereafter, $330.6 million. Such rental commitments have been reduced by minimum sublease rentals of $97.9 million due in the future under noncancelable subleases.

12 Financial instruments

The company uses derivative financial instruments to reduce its exposure to market risks from changes in foreign currency exchange rates. The derivative instruments used are foreign exchange forward contracts and options. These derivatives, which are over-the-counter instruments, are non-leveraged and involve little complexity.

     Due to its foreign operations, the company is exposed to the effects of foreign currency exchange rate fluctuations on the U.S. dollar. Foreign exchange forward contracts and options generally having maturities of less than nine months are entered into for the sole purpose of hedging certain transactional exposures.

     The cost of foreign currency options is recorded in other current assets in the consolidated balance sheet. At December 31, 1998, such amount was $4.2 million. When the U.S. dollar strengthens against foreign currencies, the decline in value of the underlying exposures is partially offset by gains in the value of purchased currency options designated as hedges. When the U.S. dollar weakens, the increase in the value of the underlying exposures is reduced only by the premium paid to purchase the options. The cost of options and any gains thereon are reported in income when the related transactions being hedged (generally within 12 months) are recognized.

     The company also enters into foreign exchange forward contracts. Gains and losses on such contracts, which hedge transactional exposures, are deferred and included in current liabilities until the corresponding transaction is recognized. At December 31, 1998, the company had a total of $192.3 million (of notional value) of such contracts, $181.9 million to sell foreign currencies, and $10.4 million to buy foreign currencies. At December 31, 1997, the company had a total of $205.4 million (of notional value) of foreign exchange forward contracts, $159.1 million to sell foreign currencies, and $46.3 million to buy foreign currencies. At December 31, 1998, a realized net loss on such contracts of approximately $9.2 million was deferred and included in current liabilities. Gains or losses on foreign exchange forward contracts that hedge foreign currency transactions are reported in income when the related transactions being hedged (generally within 12 months) are recognized.

     Financial instruments comprise the following:

December 31 (Millions)                              1998              1997
----------------------------------------------------------------------------
Outstanding:
  Long-term debt                                  $1,109.2          $1,651.4
  Foreign exchange forward contracts*                192.3             205.4
  Foreign exchange options*                          262.2             284.4
                                                  --------------------------
Estimated fair value:
  Long-term debt                                  $1,350.4          $1,823.4
  Foreign exchange forward contracts                   1.5              (6.1)
  Foreign exchange options                             2.8               5.9
----------------------------------------------------------------------------

* notional value

     Financial instruments also include temporary cash investments and customer accounts receivable. Temporary investments are placed with creditworthy financial institutions, primarily in over-securitized treasury repurchase agreements, Euro-time deposits, or commercial paper of major corporations. At December 31, 1998, the company's cash equivalents principally have maturities of less than one month. Due to the short maturities of these instruments, they are carried on the balance sheet at cost plus accrued interest, which approximates market value. Realized gains or losses during 1998 and 1997, as well as unrealized gains or losses at December 31, 1998, were immaterial. Receivables are due from a large number of customers that are dispersed worldwide across many industries. At December 31, 1998 and 1997, the company had no significant concentrations of credit risk.

     The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of these instruments. The fair value of the company's long-term debt is based on the quoted market prices for publicly traded issues. For debt that is not publicly traded, the fair value is estimated, after considering any conversion terms, based on current yields to maturity for the company's publicly traded debt with similar maturities. In estimating the fair value of its derivative positions, the company utilizes quoted market prices, if available, or quotes obtained from outside sources.

13 Litigation

There are various lawsuits, claims, and proceedings that have been brought or asserted against the company. Although the ultimate results of these lawsuits, claims, and proceedings are not currently determinable, management does not expect that these matters will have a material adverse effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

14 Segment information

In 1998, the company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that companies report information about operating segments, geographic areas, and major customers in annual financial statements and requires that those companies report selected information about operating segments in interim financial reports. The adoption of SFAS No. 131 had no effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

     The company has two business segments: Services and Technology. The products and services of each segment are marketed throughout the world to commercial businesses and governments. The major service and product lines by segment are as follows: Services - systems integration, including repeatable and custom solutions, outsourcing, network services, and multivendor maintenance; Technology - enterprise-class servers, specialized technologies, and personal computers.

     The accounting policies of each business segment are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are priced as if the sales or transfers were to third parties. The company evaluates business segment performance on operating income exclusive of restructuring charges and unusual and nonrecurring items. All corporate and centrally incurred costs are allocated to the business segments based principally on assets, revenue, employees, square footage, or usage.

     Corporate assets are principally cash and cash equivalents, goodwill related to the acquisition of Sperry Corporation, prepaid pension assets, and deferred income taxes. The expense or income related to corporate assets are allocated to the business segments. In addition, corporate assets include an offset for accounts receivable that have been recorded as sales in accordance with SFAS No. 125 because such receivables are included in the assets of the business segments.

     No single customer accounts for more than 10% of revenue. Revenue from various agencies of the U.S. Government, which is reported in both business segments, approximated $917, $791, and $542 million in 1998, 1997, and 1996, respectively.

     A summary of the company's operations by business segment for 1998, 1997, and 1996 is presented below:


(Millions of dollars)                                   Total            Corporate         Services        Technology
------------------------------------------------------------------------------------------------------------------------
1998
-------------------
Customer revenue                                      $  7,208.4                          $  4,909.3       $  2,299.1
Intersegment                                                            $   (511.2)             73.7            437.5
                                                     -------------------------------------------------------------------
Total revenue                                         $  7,208.4        $   (511.2)       $  4,983.0       $  2,736.6
                                                     -------------------------------------------------------------------
Operating income (loss)                               $    810.2        $    (45.3)       $    343.5       $    512.0
Depreciation and
   amortization                                            266.4                                84.1            182.3
Total assets                                             5,577.7           2,705.7           1,814.2          1,057.8
Investments at equity                                      184.6               2.1                              182.5
Capital expenditures for
   properties                                              207.3              44.2              84.7             78.4

1997
-------------------
Customer revenue                                      $  6,636.0                          $  4,281.0       $  2,355.0
Intersegment                                                            $   (483.8)             70.0            413.8
                                                     -------------------------------------------------------------------
Total revenue                                         $  6,636.0        $   (483.8)       $  4,351.0       $  2,768.8
                                                     -------------------------------------------------------------------
Operating income (loss)                               $   (379.5)       $   (990.8)       $    167.2       $    444.1
Depreciation and
   amortization                                          1,216.9             952.2              86.8            177.9
Total assets                                             5,591.3           2,769.8           1,554.6          1,266.9
Investments at equity                                      215.7               9.9                              205.8
Capital expenditures for
   properties                                              179.9                                77.7            102.2

1996
-------------------
Customer revenue                                      $  6,370.5                          $  4,008.8       $  2,361.7
Intersegment                                                            $   (529.3)             82.1            447.2
                                                     -------------------------------------------------------------------
Total revenue                                         $  6,370.5        $   (529.3)       $  4,090.9       $  2,808.9
                                                     -------------------------------------------------------------------
Operating income (loss)                               $    327.4        $    (47.0)       $    123.1       $    251.3
Depreciation and
   amortization                                            329.7              36.9             101.4            191.4
Total assets                                             6,967.1           3,709.4           1,702.3          1,555.4
Investments at equity                                      244.4              10.1                              234.3
Capital expenditures for
   properties                                              162.3                                62.5             99.8
------------------------------------------------------------------------------------------------------------------------

Presented below is a reconciliation of total business segment operating income to consolidated income before income taxes:


Year Ended December 31
(Millions)                                1998              1997               1996
----------------------------------------------------------------------------------------
Total segment operating
   income                              $   855.5        $    611.3          $   374.4
Interest expense                          (171.7)           (233.2)            (249.7)
Other income (expense), net*               (33.8)           (106.8)              16.0
Goodwill impairment                                         (883.6)
Restructuring charges                                       (149.0)
Corporate and eliminations                 (45.3)              2.5              (47.0)
                                       -------------------------------------------------
  Total income (loss) before
    income taxes                       $   604.7        $   (758.8)         $    93.7
----------------------------------------------------------------------------------------

*exclusive of restructuring charges

Presented below is a reconciliation of total business segment assets to consolidated assets:

December 31 (Millions)                    1998               1997              1996
----------------------------------------------------------------------------------------
Total segment assets                   $ 2,872.0        $  2,821.5          $ 3,257.7
Cash and cash equivalents                  604.3             803.0            1,029.2
Prepaid pension assets                     833.8             762.4              788.5
Deferred income taxes                    1,123.2           1,127.1            1,044.5
Elimination for sale of receivables        (28.4)           (125.9)            (276.9)
Goodwill                                                                        924.6
Other corporate assets                     172.8             203.2              199.5
                                       -------------------------------------------------
  Total assets                         $ 5,577.7        $  5,591.3          $ 6,967.1
----------------------------------------------------------------------------------------

Geographic information about the company's revenue, which is principally based on location of the selling organization, and properties, is presented below:


(Millions)                                1998             1997                 1996
----------------------------------------------------------------------------------------
Revenue
  United States                        $  3,118.8       $  2,705.5          $  2,350.0
  Foreign                                 4,089.6          3,930.5             4,020.5
                                       -------------------------------------------------
    Total                              $  7,208.4       $  6,636.0          $  6,370.5
                                       -------------------------------------------------
Properties, net
  United States                        $    317.8       $    307.4          $    340.3
  Brazil                                     61.9             67.9                56.1
  Other foreign                             201.2            205.9               225.4
                                       -------------------------------------------------
    Total                              $    580.9       $    581.2          $    621.8
----------------------------------------------------------------------------------------

15  Employee plans

Stock plans. Under plans approved by the stockholders, stock options, stock appreciation rights, restricted stock, and restricted stock units may be granted to officers and other key employees.

     Options have been granted to purchase the company's common stock at 100% of the fair market value at the date of grant. Options have a maximum duration of ten years and generally become exercisable in annual installments over a four-year period following date of grant.

     Restricted stock and restricted stock units have been granted and are subject to forfeiture until the expiration of a specified period of service commencing on the date of grant. Compensation expense resulting from the awards is charged to income ratably from the date of grant until the date the restrictions lapse and is based on fair market value at the date of grant. During the year ended December 31, 1998, there were no grants or forfeitures. During the year ended December 31, 1997, .7 million shares of restricted stock and restricted stock units were granted at a weighted average fair market value of $8.79 per share, and .3 million shares and units were forfeited. During the year ended December 31, 1996, 2.9 million shares of restricted stock and restricted stock units were granted at a weighted average fair market value of $7.06 per share, and .5 million shares and units were forfeited. During the years ended December 31, 1998, 1997, and 1996, $6.0, $6.4, and $4.6 million was charged to income, respectively.

     Effective July 1, 1998, the company implemented a world-wide Employee Stock Purchase Plan ("ESPP"), which enables substantially all regular employees to purchase full or fractional shares of the company's common stock through payroll deductions of up to 10% of eligible pay. The price the employee pays is 85% of the market price at the beginning or end of a calendar quarter, whichever is lower. During the year ended December 31, 1998, employees purchased shares, all of which were newly issued shares, for which $5.6 million was paid to the company.

     U.S. employees are eligible to participate in an employee savings plan. Under this plan, a percentage of the employee's pay may be contributed to various investment alternatives. Effective July 1, 1998, a company match for up to 1% of pay was reinstituted. The match consists of the company contributing newly issued shares of its common stock to the plan. The charge to income, related to such company match, was $4.1 million in 1998.

     Effective January 1, 1996, the company adopted the disclosure-only option under SFAS No. 123, "Accounting for Stock-Based Compensation." The company continues to apply APB Opinion 25 for its stock plans. Accordingly, no compensation expense has been recognized for stock options granted and for common stock purchases under the ESPP.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the company had accounted for its stock plans under the fair value method of SFAS No. 123. The fair value of stock options is estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997, and 1996, respectively: risk-free interest rates of 5.67%, 6.59%, and 6.34%, volatility factors of the expected market price of the company's common stock of 55%, a weighted average expected life of the options of five years, and no dividends.

     For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The company's pro forma net income (loss) for the years ended December 31, 1998, 1997, and 1996, respectively, follows: 1998, $373.2 million, or income of $1.00 per diluted share; 1997, $(858.3) million, or a loss of $5.33 per share; and 1996, $46.0 million, or a loss of $.43 per share.

A summary of the status of stock option activity follows:


Year ended December 31
(Shares in thousands)                                1998                        1997                        1996
-------------------------------------------------------------------      ------------------------   ------------------------
                                                      Weighted Avg.                Weighted Avg.              Weighted Avg.
                                           Shares    Exercise Price       Shares   Exercise Price     Shares  Exercise Price
                                         --------------------------      ------------------------   ------------------------
Outstanding at
  beginning of year                         20,281       $ 9.67           18,224       $10.16         17,429       $11.48
Granted                                      5,305        22.74            5,259         7.49          4,493         6.23
Exercised                                   (6,839)       10.75             (944)        8.45           (119)        4.20
Forfeited and expired                         (770)       13.07           (2,258)        9.36         (3,579)       11.87
                                         --------------------------      ------------------------   -------------------------
Outstanding at end of year                  17,977        12.97           20,281         9.67         18,224        10.16
                                         --------------------------      ------------------------   -------------------------
Exercisable at end of year                   7,494        10.27           11,237        11.26         10,499        11.57
                                         --------------------------      ------------------------   -------------------------
Shares available for granting
  options at end of year                     4,592                         4,058                       4,351
                                         --------------------------      ------------------------   -------------------------
Weighted average fair value
  of options granted during
  the year                                               $12.16                        $ 3.99                      $ 3.40


December 31, 1998
(Shares in thousands)                Outstanding                         Exercisable
-----------------------------------------------------------------  --------------------------
Exercise                               Average        Average                    Average
Price Range               Shares        Life *    Exercise Price    Shares    Exercise Price
-----------------------------------------------------------------  --------------------------
$4-7                       6,031         7.79         $ 6.20         1,997        $ 6.07
$7-20                      6,971         5.08          11.76         5,482         11.75
$20-33                     4,975         9.32          22.87            15         26.20
                         ----------------------------------------  --------------------------
Total                     17,977         7.16          12.97         7,494         10.27
-----------------------------------------------------------------  --------------------------

* Average contractual remaining life in years.

Retirement benefits

Retirement plans funded status and amounts recognized in the company's consolidated balance sheet at December 31, 1998 and 1997, follows:

                                                                          U.S. Plans          International Plans
                                                                          ----------          -------------------
December 31 (Millions)                                                1998         1997         1998        1997
-----------------------------------------------------------------------------------------------------------------
Change in benefit obligation
  Benefit obligation at beginning of year                          $3,543.7      $3,299.7      $685.4      $747.8
  Service cost                                                         35.7          33.4        15.3        14.2
  Interest cost                                                       248.3         247.3        45.8        42.8
  Plan participants' contributions                                                                9.7        10.5
  Plan amendments                                                        .6           2.5         3.0
  Actuarial loss                                                      105.8         202.5        76.5        43.4
  Benefits paid                                                      (250.0)       (237.8)      (34.5)      (31.0)
  Effect of settlements/curtailments                                                 (3.9)                  (24.4)
  Foreign currency translation adjustment                                                        10.5       (56.4)
  Other                                                                                                     (61.5)
                                                                  ------------------------------------------------
  Benefit obligation at end of year                                $3,684.1      $3,543.7      $811.7      $685.4
-----------------------------------------------------------------------------------------------------------------

Change in plan assets
  Fair value of plan assets at beginning of year                   $4,107.1      $3,662.8      $789.3      $891.9
  Actual return on plan assets                                        597.2         680.4        86.6       105.6
  Employer contribution                                                 4.8           4.6        13.9        13.9
  Plan participants' contributions                                                                9.7        10.5
  Benefits paid                                                      (250.0)       (237.8)      (34.5)      (31.0)
  Effect of settlements                                                              (2.9)                  (75.1)
  Foreign currency translation adjustment                                                        10.6       (66.7)
  Other                                                                                           2.3       (59.8)
                                                                  ------------------------------------------------
  Fair value of plan assets at end of year                         $4,459.1      $4,107.1      $877.9      $789.3
-----------------------------------------------------------------------------------------------------------------

Funded status                                                        $775.0        $563.4       $66.2      $103.9
  Unrecognized net actuarial loss (gain)                               13.1         171.9       (17.8)      (63.9)
  Unrecognized prior service (benefit) cost                           (28.0)        (35.7)        9.1         7.0
  Unrecognized net obligation at date of adoption                       1.5           2.2         1.0         1.0
                                                                  ------------------------------------------------
  Prepaid pension cost                                               $761.6        $701.8       $58.5       $48.0
-----------------------------------------------------------------------------------------------------------------

Amounts recognized in the statement of
    financial position consist of:
  Prepaid pension cost                                               $761.6        $701.8       $72.2       $60.6
  Other liabilities                                                                             (13.7)      (12.6)
                                                                  ------------------------------------------------
                                                                     $761.6        $701.8       $58.5       $48.0
-----------------------------------------------------------------------------------------------------------------

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets was as follows (in millions of dollars): $92.0 million, $86.2 million, and $13.3 million at December 31, 1998; and $81.9 million, $76.1 million, and $13.7 million at December 31, 1997.

Net periodic pension costs for 1998, 1997, and 1996 includes the following components:

                                                                      U.S. Plans                      International Plans
                                                         ----------------------------------    ---------------------------------
Year ended December 31 (Millions)                           1998         1997         1996         1998        1997        1996
--------------------------------------------------------------------------------------------------------------------------------
Service cost                                              $  35.7      $  33.4      $  34.6      $ 15.3      $ 14.2      $ 20.9
Interest cost                                               248.3        247.3        242.5        45.8        42.8        45.8
Expected return on plan assets                             (356.5)      (332.6)      (323.0)      (56.8)      (53.7)      (61.6)
Amortization of prior service (benefit) cost                 (6.6)        (7.3)        (8.0)         .8          .7          .9
Amortization of asset or liability at adoption                 .7           .7           .7                      .1          .1
Recognized net actuarial loss (gain)                         23.7         23.6         20.3         (.1)       (1.8)       (2.7)
Settlement/curtailment (gain) loss                            (.4)        (2.8)        (6.6)                     .4         3.9
                                                        ------------------------------------------------------------------------
Net periodic pension (income) cost                        $ (55.1)     $ (37.7)     $ (39.5)     $  5.0      $  2.7      $  7.3
--------------------------------------------------------------------------------------------------------------------------------

Weighted-average assumptions as of December 31 were as follows:

Discount rate                                                7.00%        7.25%        7.75%       6.36%       6.77%       7.11%
Rate of compensation increase                                5.40%        5.40%        5.40%       4.07%       3.74%       3.88%
Expected long-term rate of return on assets                 10.00%       10.00%       10.00%       8.23%       8.25%       8.33%
--------------------------------------------------------------------------------------------------------------------------------


Other postretirement benefits

A reconciliation of the benefit obligation, fair value of the plan assets, and the funded status of the postretirement medical plan at December 31, 1998 and 1997, follows:

December 31 (Millions)                                     1998           1997
--------------------------------------------------------------------------------
Change in benefit obligation
   Benefit obligation at beginning of year              $  227.4      $  221.6
   Interest cost                                            15.5          16.3
   Plan participants' contributions                         24.6          26.9
   Actuarial (gain) loss                                    (2.1)          9.9
   Benefits paid                                           (39.6)        (47.3)
                                                        ------------------------
Benefit obligation at end of year                       $  225.8      $  227.4
                                                        ------------------------
Change in plan assets
   Fair value of plan assets at beginning
     of year                                            $   15.4      $   24.8
   Actual return on plan assets                              1.0           1.8
   Employer contributions                                   11.9           9.2
   Plan participants' contributions                         24.6          26.9
   Benefits paid                                           (39.6)        (47.3)
                                                        ------------------------
Fair value of plan assets at end of year                $   13.3      $   15.4
                                                        ------------------------
Funded status                                           $ (212.5)     $ (212.0)
Unrecognized net actuarial loss                             16.8          19.3
Unrecognized prior service benefit                         (22.9)        (25.5)
                                                        ------------------------
Accrued benefit cost                                    $ (218.6)     $ (218.2)
--------------------------------------------------------------------------------

Net periodic postretirement benefit cost for 1998, 1997, and 1996 follows:

Year ended December 31 (Millions)               1998        1997          1996
--------------------------------------------------------------------------------
Interest cost                                  $15.5       $16.3         $16.0
Expected return on plan assets                  (1.1)       (1.8)         (2.1)
Amortization of prior
  service benefit                               (2.7)       (2.7)         (2.7)
Recognized net actuarial loss (gain)              .6         1.2           (.4)
                                             -----------------------------------
Net periodic benefit cost                      $12.3       $13.0         $10.8
                                             -----------------------------------

Weighted-average assumptions as of December 31 were as follows:

Discount rate                                   7.20%       7.30%         7.50%
Expected return on plan assets                  8.00%       8.00%         8.00%
--------------------------------------------------------------------------------

     The assumed health care cost trend rate used in measuring the expected cost of benefits covered by the plan was 8.75% for 1999, gradually declining to 5.5% in 2006 and thereafter. A one-percentage point increase (decrease) in the assumed health care cost trend rate would increase (decrease) the accumulated postretirement benefit obligation at December 31, 1998, by $10.8 million and $(9.9) million, respectively, and increase (decrease) the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1998 by $.8 million and $(.7) million, respectively.

16  Stockholders' equity

The company has 720.0 million authorized shares of common stock, par value $.01 per share, and 40.0 million shares of authorized preferred stock, par value $1 per share, issuable in series. The company has authorization to issue up to 30.0 million shares of Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock").

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

     In December 1998, the company called 2.0 million of its Series A Preferred Stock for redemption. On January 21, 1999, 1.9 million shares of Series A Preferred Stock were converted into 3.2 million shares of the company's common stock and 270 thousand shares of Series A Preferred Stock were redeemed for $13.5 million. Included in the above number were 184 thousand shares of Series A Preferred Stock that were voluntarily converted into the company's common stock during the call period. In addition, on January 21, 1999, the company announced that it was calling for redemption on March 4, 1999, an additional 6.0 million shares of its Series A Preferred Stock.

     Each outstanding share of common stock has attached to it one preferred share purchase right. The rights become exercisable only if a person or group acquires 20% or more of the company's common stock, or announces a tender or exchange offer for 30% or more of the common stock. Until the rights become exercisable, they have no dilutive effect on net income per common share.

     At December 31, 1998, 82.0 million shares of unissued common stock of the company were reserved for the following: 47.4 million for convertible preferred stock, 3.9 million for the 8 1/4 % convertible subordinated notes due 2006, and
30.7 million for stock options and for stock purchase and savings plans.

     Changes in issued shares during the three years ended December 31, 1998, were as follows:

                                          Series A
                                         Preferred      Common        Treasury
(Thousands)                                Stock         Stock          Stock
-------------------------------------------------------------------------------
Balance at December 31, 1995              28,405       172,316           (893)
Issuance of stock under stock
  option and other plans                                 3,426             (6)
Other                                                        1
                                          -------------------------------------
Balance at December 31, 1996              28,405       175,743           (899)
Conversions to common stock                   (2)       73,150
Issuance of stock under stock
  option and other plans                                 1,245            160
Other                                                       84
                                          -------------------------------------
Balance at December 31, 1997              28,403       250,222           (739)
Conversions to common stock                   (2)          110
Issuance of stock under stock
  option and other plans                                 7,557           (553)
                                          -------------------------------------
Balance at December 31, 1998              28,401       257,889         (1,292)
-------------------------------------------------------------------------------

Report of Independent Auditors

To the Board of Directors of Unisys Corporation

     We have audited the accompanying consolidated balance sheets of Unisys Corporation at December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of Unisys Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unisys Corporation at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

     As described in Note 3 to the consolidated financial statements, effective December 31, 1997, Unisys Corporation changed its method of accounting for the measurement of goodwill impairment.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
January 14, 1999, except for the fourth paragraph of Note 16, as to which the date is January 21, 1999

Unisys Corporation

Supplemental Financial Data (Unaudited)

Quarterly financial information


                                                  First         Second          Third         Fourth
(Millions, except per share data)                Quarter        Quarter        Quarter        Quarter          Year
------------------------------------------------------------------------------------------------------------------------

1998
------------------------
Revenue                                          $1,649.7       $1,728.5       $1,781.4       $2,048.8       $7,208.4
Gross profit                                        559.2          582.9          600.2          707.5        2,449.8
Income before income taxes                           98.0          140.8          149.4          216.5          604.7
Net income                                           62.7           90.1           95.6          138.6          387.0
Dividends on preferred shares                        26.7           26.6           26.6           26.6          106.5
Earnings on common shares                            36.0           63.5           69.0          112.0          280.5
Earnings per common share - basic                     .14            .25            .27            .44           1.11
                          - diluted                   .14            .24            .26            .42           1.06
Market price per common share - high              20 3/16         28 3/8       30 11/16         35 3/8         35 3/8
                              - low               13 5/16         17 1/4         17 5/8         18 1/8        13 5/16
------------------------------------------------------------------------------------------------------------------------

1997
------------------------
Revenue                                          $1,530.7       $1,585.3       $1,621.4       $1,898.6       $6,636.0
Gross profit                                        515.7          538.4          575.0          604.5        2,233.6
Income (loss) before income taxes                    30.6           66.5           80.8         (936.7)        (758.8)
Net income (loss)*                                   19.3           41.9           50.9         (965.7)        (853.6)
Dividends on preferred shares                        30.1           27.8           26.6           26.6          111.1
Earnings (loss) on common shares                    (10.8)          14.1           24.3         (992.3)        (964.7)
Earnings (loss) per common share - basic             (.06)           .08            .14          (4.75)         (5.30)
                                 - diluted*          (.06)           .08            .13          (4.75)         (5.30)
Market price per common share - high                7 5/8              8         15 3/4         16 1/2         16 1/2
                              - low                 6 1/4          5 3/4          7 3/8         11 1/8          5 3/4
------------------------------------------------------------------------------------------------------------------------

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

  Market prices per common share are as quoted on the New York Stock Exchange composite listing.

Eight-year summary of selected financial data


(Millions, except per share data)              1998     1997(1)     1996      1995(1)    1994(1)     1993      1992     1991(1)
------------------------------------------------------------------------------------------------------------------------------------

Results of operations
Revenue                                      $7,208.4  $6,636.0   $6,370.5   $6,342.3   $6,095.5   $6,107.1  $6,715.6  $6,908.8
Operating income (loss)                         810.2    (379.5)     327.4     (562.1)     271.7      698.7     688.2    (614.3)
Income (loss) from continuing operations
  before income taxes                           604.7    (758.8)      93.7     (781.1)      14.6      370.9     301.3  (1,425.6)
Income (loss) from continuing operations
  before extraordinary items and changes
  in accounting principles                      387.0    (853.6)      61.8     (627.3)      12.1      286.3     166.3  (1,520.2)
Net income (loss)                               387.0    (853.6)      49.7     (624.6)     100.5      565.4     361.2  (1,393.3)
Dividends on preferred shares                   106.5     111.1      120.8      120.3      120.1      121.6     122.1     121.2
Earnings (loss) on common shares                280.5    (964.7)     (71.1)    (744.9)     (19.6)     443.8     239.1  (1,514.5)
Earnings (loss) from continuing operations
  per common share
    Basic                                        1.11     (5.30)      (.34)     (4.37)      (.63)      1.01       .27    (10.16)
    Diluted                                      1.06     (5.30)      (.34)     (4.37)      (.63)       .92       .27    (10.16)
Financial position
Working capital                              $  234.2  $  309.1   $  668.0   $   71.3   $1,015.7   $  681.0  $  513.3  $  384.3
Total assets                                  5,577.7   5,591.3    6,967.1    7,113.2    7,193.4    7,349.4   7,322.1   8,218.7
Long-term debt                                1,105.2   1,438.3    2,271.4    1,533.3    1,864.1    2,025.0   2,172.8   2,694.6
Common stockholders' equity(2)                   97.0    (214.2)     185.8      289.9    1,034.2    1,057.3     541.8     342.1
Common stockholders' equity per share             .38      (.86)      1.06       1.69       6.05       6.21      3.35      2.12
Other data
Research and development                     $  296.6  $  302.3   $  342.9   $  404.5   $  458.5   $  489.3  $  505.6  $  610.6
Capital additions of properties                 207.3     179.9      162.3      195.0      208.2      173.5     227.0     222.7
Investment in marketable software                99.4     132.9      116.2      123.0      121.3      118.7     110.2     167.7
Depreciation                                    145.7     156.0      182.0      203.0      226.2      252.0     311.4     412.1
Amortization
  Marketable software                           111.8      97.0      101.6      151.7      150.5      144.6     131.8     241.0
  Goodwill                                        8.9     963.9       46.1       40.9       36.9       36.7      36.8     246.6
Common shares outstanding (millions)            256.6     249.5      174.8      171.4      171.0      170.4     161.9     161.7
Stockholders of record (thousands)               28.6      37.3       39.2       41.5       45.3       47.8      51.7      54.6
Employees (thousands)                            33.2      32.6       32.9       37.4       37.8       38.2      41.7      46.4
------------------------------------------------------------------------------------------------------------------------------------


(1) Includes special pretax charges of $1,074.6 million, $846.6 million, $186.2 million, and $1,200.0 million for the years ended December 31, 1997, 1995, 1994, and 1991, respectively.

(2) After deduction of cumulative preferred dividends in arrears in 1991, 1992, and 1993.