Form 10-K/A, Exhibit 13
period 1998-12-31
UNISYS CORP
filed 1999-07-14
CIK 746838

                                                                      EXHIBIT 13

Unisys Corporation

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Results of operations

     For 1998, the company reported net income of $387.0 million, or $1.06 per diluted common share, compared to net income, before one-time charges, of $194.8 million, or $.44 per diluted common share, for 1997. In 1996, income before an extraordinary item was $57.2 million, or a loss of $.37 per common share.

     In the fourth quarter of 1997, the company undertook a strategic review of its worldwide operations. The results of this review suggested the need for further transformation of the company's operations to ensure the continued emphasis on investment in services growth, the transition of its enterprise class servers to a truly open architecture, and aggressive debt reduction initiatives. This review and the resulting recommendations were finalized in December 1997. These recommendations included the discontinuance of PC and low-end server manufacturing and the disposal of a small, non-strategic technology product in view of the continued inefficiencies of these operations and in order to allow management to focus on the company's core competencies. Additionally, in late 1997, the company announced a strategic partnership with Microsoft to integrate Windows NT with enterprise computing. These changes in strategic direction, together with the continuing trends toward common platforms and commodity components, market shifts from higher-profit margin proprietary systems to lower-margin open systems and continued declines in core maintenance revenues, represented indicators of a potential impairment, which caused the company to undertake an in-depth assessment of the recoverability of the goodwill related to the 1986 Sperry Corporation acquisition. This review indicated a continuation of the trend of declining revenue from Sperry-related proprietary products and maintenance. However, this revenue decline is expected to be more than offset by increased revenue from open systems products and maintenance, and the company's aggressive expansion of services related revenue. Therefore, the company does not expect that the decline in Sperry-related revenue will have a material adverse effect on the company's consolidated results of operations or liquidity.

     In the fourth quarter of 1997, as a result of the strategic review discussed above, the company recorded a one-time charge of $1.0 billion against net income. Including this charge, the company had a 1997 net loss of $834.5 million or $5.20 per share.

     The $1.0 billion charge included $103.7 million, or $0.58 per share, principally related to the company's decisions to discontinue the manufacturing and assembly of personal computers and low-end servers and outsource the procurement of these products, and to dispose of a small, non-strategic technology product. In March 1998, the company announced that it had reached a PC outsourcing agreement with a third party to build notebooks, desktops, and entry-level servers for the company's customers. As a result, the company ceased manufacturing and assembly of these products in September 1998. In July 1998, the company completed the sale of the operations relating to the non-strategic technology product.

     Also included in the charge is the non-cash write-off of $883.6 million, or $4.85 per share, of goodwill principally related to the 1986 merger of Burroughs Corporation and Sperry Corporation. The write-off reflects the rapid changes that continue to occur in the marketplace away from the proprietary technology and maintenance businesses and the continuing declines in revenue and margins in these businesses, as well as the company's decision to change the method used for measuring the remaining value of goodwill. Yearly amortization of this goodwill was approximately $36 million.

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

     Total gross profit percent was 34.0% in 1998, 35.0% in 1997, and 33.1% in 1996. The decrease in 1998 reflects the company's shift to higher-growth, lower-margin services businesses.

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

     In 1998, the company reported operating income of $810.2 million (11.2% of revenue) compared to $607.4 million (9.2% of revenue) in 1997 and $320.4 million (5.0% of revenue) in 1996.

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

     Information by these business segments for 1998, 1997, and 1996 is presented below:


(Millions of dollars)                                 Total           Eliminations         Services          Technology
-------------------------------------------------------------------------------------------------------------------------
1998
------------------------------
Customer revenue                                    $  7,208.4                            $  4,909.3        $   2,299.1
Intersegment                                                           $   (511.2)              73.7              437.5
                                                   ----------------------------------------------------------------------
Total revenue                                       $  7,208.4         $   (511.2)        $  4,983.0        $   2,736.6
                                                   ----------------------------------------------------------------------
Gross profit percent                                      34.0%                                 24.2%              46.9%
Operating income percent                                  11.2%                                  6.9%              18.7%

1997
------------------------------
Customer revenue                                    $  6,636.0                            $  4,281.0        $   2,355.0
Intersegment                                                           $   (483.8)              70.0              413.8
                                                   ----------------------------------------------------------------------
Total revenue                                       $  6,636.0         $   (483.8)        $  4,351.0        $   2,768.8
                                                   ----------------------------------------------------------------------
Gross profit percent                                      35.0%                                 24.2%              46.2%
Operating income percent                                   9.2%                                  3.8%              16.0%

1996
------------------------------
Customer revenue                                    $  6,370.5                            $  4,008.8        $   2,361.7
Intersegment                                                           $   (529.3)              82.1              447.2
                                                   ----------------------------------------------------------------------
Total revenue                                       $  6,370.5         $   (529.3)        $  4,090.9        $   2,808.9
                                                   ----------------------------------------------------------------------
Gross profit percent                                      33.1%                                 24.0%              41.5%
Operating income percent                                   5.0%                                  3.0%               8.9%

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

     Income before income taxes in 1998 was $604.7 million compared to $309.4 million in 1997 and $86.7 million in 1996.

     Estimated income taxes in 1998 were $217.7 million compared to $114.6 million in 1997 and $29.5 million in 1996. The 1996 tax provision included a benefit of $24.8 million related to reversals of deferred tax valuation allowances due to additional tax planning strategies available to the company.

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

     During 1998, cash provided by operations was $650.0 million compared to $383.5 million in 1997. This increase was due in large part to higher net income and improved working capital management, including improvements in inventory turns. Operational cash flow in both years was reduced by a decline in sales of accounts receivable. In October 1998, the company terminated its $120 million U.S. facility used to sell accounts receivable. In 1997, the company reduced sales of accounts receivables, principally outside the United States, by $151 million. Cash expenditures related to prior-year restructuring actions (which are included in operating activities) in 1998, 1997, and 1996 were $118.4 million, $178.7 million, and $220.8 million, respectively. Cash expenditures for restructuring actions, principally for work-force reductions and facility costs, are expected to be approximately $67 million in 1999 and $35 million thereafter. Personnel reductions in 1998 related to restructuring actions were approximately 900 and are expected to be approximately 450 thereafter, principally in 1999.

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

Unisys Corporation
Consolidated Financial Statements

Consolidated Statement of Income


Year Ended December 31 (Millions, except per share data)            1998              1997               1996
---------------------------------------------------------------------------------------------------------------
Revenue                                                          $7,208.4           $6,636.0           $6,370.5
                                                                -----------------------------------------------
Costs and expenses
Cost of revenue                                                   4,758.6            4,373.4            4,259.1
Selling, general and administrative expenses                      1,343.0            1,427.2            1,448.1
Research and development expenses                                   296.6              302.3              342.9
Impairment charges                                                                     922.9
                                                                -----------------------------------------------
                                                                  6,398.2            7,025.8            6,050.1
                                                                -----------------------------------------------
Operating income (loss)                                             810.2             (389.8)             320.4
Interest expense                                                    171.7              233.2              249.7
Other income (expense), net                                         (33.8)            (106.8)              16.0
                                                                -----------------------------------------------
Income (loss) before income taxes                                   604.7             (729.8)              86.7
Estimated income taxes                                              217.7              104.7               29.5
                                                                -----------------------------------------------
Income (loss) before extraordinary item                             387.0             (834.5)              57.2
Extraordinary item                                                                                        (12.1)
                                                                -----------------------------------------------
Net income (loss)                                                   387.0             (834.5)              45.1
Dividends on preferred shares                                       106.5              111.1              120.8
                                                                -----------------------------------------------
Earnings (loss) on common shares                                 $  280.5           $ (945.6)          $  (75.7)
                                                                -----------------------------------------------
Earnings (loss) per common share - basic
Before extraordinary item                                        $   1.11           $  (5.20)          $   (.37)
Extraordinary item                                                                                         (.07)
                                                                -----------------------------------------------
Total                                                            $   1.11           $  (5.20)          $   (.44)
                                                                -----------------------------------------------
Earnings (loss) per common share - diluted
Before extraordinary item                                        $   1.06           $  (5.20)          $   (.37)
Extraordinary item                                                                                         (.07)
                                                                -----------------------------------------------
Total                                                            $   1.06           $  (5.20)          $   (.44)
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
---------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statement of Cash Flows

Year Ended December 31 (Millions)                                                      1998           1997          1996
Cash flows from operating activities
Income (loss) before extraordinary item                                            $    387.0     $   (834.5)    $     57.2
Add (deduct) items to reconcile income (loss) before
  extraordinary item to net cash provided by
  (used for) operating activities:
Effect of extraordinary item                                                                                          (12.1)
Depreciation                                                                            145.7          156.0          182.0
Amortization:
  Marketable software                                                                   111.8           97.0          101.6
  Goodwill                                                                                8.9          963.9           46.1
(Increase) in deferred income taxes, net                                                (26.8)         (25.3)         (51.0)
(Increase) decrease in receivables, net                                                (276.1)          24.0           11.0
Decrease in inventories                                                                  98.2           81.5           32.1
Increase (decrease) in accounts payable and other accrued liabilities                   100.5         (235.1)        (254.9)
Increase (decrease) in estimated income taxes                                           148.0           32.9          (37.1)
Increase (decrease) in other liabilities                                                 11.8          (85.6)         (82.4)
(Increase) decrease in other assets                                                     (57.3)         106.5          (70.3)
Other                                                                                    (1.7)         102.2          (11.9)
                                                                                   ----------------------------------------
Net cash provided by (used for) operating activities                                    650.0          383.5          (89.7)
                                                                                   ----------------------------------------
Cash flows from investing activities
Proceeds from investments                                                             1,991.0        1,662.5        1,846.1
Purchases of investments                                                             (2,006.5)      (1,629.0)      (1,845.9)
Proceeds from sales of properties                                                        51.1            5.1           77.4
Investment in marketable software                                                       (99.4)        (132.9)        (116.2)
Capital additions of properties                                                        (207.3)        (179.9)        (162.3)
Purchases of businesses                                                                  (3.9)         (22.2)         (17.9)
Proceeds from marketable securities                                                                      4.8
                                                                                   ----------------------------------------
Net cash used for investing activities                                                 (275.0)        (291.6)        (218.8)
                                                                                   ----------------------------------------
Cash flows from financing activities
Proceeds from issuance of long-term debt                                                195.2                       1,139.7
Payments of long-term debt                                                             (748.5)                       (766.4)
Net proceeds from (reduction in) short-term borrowings                                   10.0           26.7           (1.9)
Dividends paid on preferred shares                                                     (106.5)        (113.1)        (120.8)
Proceeds from employee stock plans                                                       79.1            8.4             .6
Redemption of redeemable preferred stock                                                              (150.0)
Costs of debt conversions                                                                              (46.1)
                                                                                   ----------------------------------------
Net cash (used for) provided by financing activities                                   (570.7)        (274.1)         251.2
                                                                                   ----------------------------------------
Effect of exchange rate changes on cash and cash equivalents                             (3.0)         (24.9)          (7.3)
                                                                                   ----------------------------------------
Net cash used for continuing operations                                                (198.7)        (207.1)         (64.6)
                                                                                   ----------------------------------------
Net cash used for discontinued operations                                                              (19.1)         (20.5)
                                                                                   ----------------------------------------
Decrease in cash and cash equivalents                                                  (198.7)        (226.2)         (85.1)
                                                                                   ----------------------------------------
Cash and cash equivalents, beginning of year                                            803.0        1,029.2        1,114.3
                                                                                   ----------------------------------------
Cash and cash equivalents, end of year                                             $    604.3     $    803.0     $  1,029.2
                                                                                   ----------------------------------------
See notes to consolidated financial statements.

Unisys Corporation



Consolidated Statement of Stockholders' Equity

                                                                                               Other,   Accumulated
                                                                                            Principally    Other       Comprehensive
                                          Preferred     Common     Accumulated   Treasury     Paid-In  Comprehensive      Income
(Millions)                                  Stock        Stock       Deficit      Stock       Capital  Income (Loss)*     (Loss)
Balance at December 31, 1995             $  1,570.3    $    1.7    $   (717.1)   $ (16.3)   $  1,346.3   $ (339.2)
Transfer to "redeemable
  preferred stock"                           (150.0)
Issuance of stock under stock
  option and other plans                                     .1                                   23.6
Net income                                                               45.1                                            $   45.1
Other comprehensive income -
  translation adjustments                                                                                   (50.9)          (50.9)
                                                                                                                         --------
Comprehensive loss                                                                                                       $   (5.8)
                                                                                                                         --------
Dividends                                                              (117.2)
Unearned compensation                                                                             (9.4)
Other                                           (.1)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                1,420.2         1.8        (789.2)     (16.3)      1,360.5     (390.1)
Conversions to common stock                     (.1)         .7                                  606.0
Issuance of stock under stock
  option and other plans                                                             4.0           8.4
Net loss                                                               (834.5)                                           $ (834.5)
Other comprehensive income -
  translation adjustments                                                                                   (58.0)          (58.0)
                                                                                                                         --------
Comprehensive loss                                                                                                       $ (892.5)
                                                                                                                         --------
Dividends                                                              (113.1)
Unearned compensation                                                                              3.0
Tax benefit related to stock plans                                                                 1.5
Other                                                                                 .1           1.0
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                1,420.1         2.5      (1,736.8)     (12.2)      1,980.4     (448.1)
Conversions to common stock                     (.1)                                                .5
Issuance of stock under stock
  option and other plans                                     .1                    (11.4)         89.6
Net income                                                              387.0                                            $  387.0
Other comprehensive income -
  translation adjustments                                                                                   (83.5)          (83.5)
                                                                                                                         --------
Comprehensive income                                                                                                     $  303.5
                                                                                                                         --------
Dividends                                                              (106.5)
Unearned compensation                                                                              4.8
Tax benefit related to stock plans                                                                30.6
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998             $  1,420.0    $    2.6    $ (1,456.3)   $ (23.6)     $2,105.9   $ (531.6)
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

Properties and depreciation. Properties are carried at cost and are depreciated over the estimated lives of such assets using the straight-line method. Outsourcing equipment is depreciated over the shorter of the asset lives or the terms of the contract. For other classifications of properties, the principal rates used are summarized below:

                                   Rate per Year (%)
                                   -----------------
    Buildings                              2-5
    Machinery and office equipment         5-25
    Rental equipment                       25

Revenue recognition. Sales revenue is recorded upon shipment of product in the case of sales contracts and upon installation in the case of sales-type leases. Revenue from equipment maintenance is recorded as earned over the lives of the respective contracts. Revenue from software licenses is recorded when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. Revenue for post-contract software support arrangements, which are marketed separately, is recorded over the support period or as the contract elements are delivered.

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

2 Earnings per share

The following table shows how earnings per share was computed for the three years ended December 31, 1998.

Year ended December 31
(Millions, except per share data)                                              1998           1997            1996
----------------------------------------------------------------------------------------------------------------------------------
Earnings per share computation - basic
Income (loss) before extraordinary item                                      $  387.0       $ (834.5)       $   57.2
Less dividends on preferred shares                                             (106.5)        (111.1)         (120.8)
                                                                             ---------------------------------------
Income (loss) available to common stockholders before extraordinary item        280.5         (945.6)          (63.6)
Extraordinary item                                                                                             (12.1)
                                                                             ---------------------------------------
Net income (loss) available to common stockholders                           $  280.5       $ (945.6)       $  (75.7)
                                                                             ---------------------------------------
Weighted average shares (thousands)                                           251,786        182,016         172,507
                                                                             ---------------------------------------

Earnings per share - basic
Income (loss) before extraordinary item                                      $   1.11       $  (5.20)       $   (.37)
Extraordinary item                                                                                              (.07)
                                                                             ---------------------------------------
Net income (loss)                                                            $   1.11       $  (5.20)       $   (.44)
                                                                             ---------------------------------------
Earnings per share computation - diluted
Income (loss) available to common stockholders before extraordinary item     $  280.5       $ (945.6)       $  (63.6)
Plus interest expense on assumed conversion of 8 1/4% Convertible
  Notes due 2006, net of tax                                                      1.5
                                                                             ---------------------------------------
Income (loss) available to common stockholders before extraordinary item        282.0         (945.6)          (63.6)
Extraordinary item                                                                                             (12.1)
                                                                             ---------------------------------------
Net income (loss) available to common stockholders                           $  282.0       $ (945.6)       $  (75.7)
                                                                             ---------------------------------------
Weighted average shares (thousands)                                           251,786        182,016         172,507
Plus incremental shares from assumed conversions:
  Employee stock plans                                                         11,164
  8 1/4% Convertible Notes due 2006                                             3,994
                                                                             ---------------------------------------
Adjusted weighted average shares                                              266,944        182,016         172,507
                                                                             ---------------------------------------
Earnings per share - diluted
Income (loss) before extraordinary item                                      $   1.06       $  (5.20)       $   (.37)
Extraordinary item                                                                                              (.07)
                                                                             ---------------------------------------
Net income (loss)                                                            $   1.06       $  (5.20)       $   (.44)
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
--------------------------------------------------------------------------------

3 One-time charges

Strategic realignments. In the fourth quarter of 1997, the company recorded a pretax charge of $113.6 million, $103.7 million after tax, or $.58 per diluted common share. The charge was related to plans to discontinue the manufacturing and assembly of personal computers and low-end servers, and to dispose of a small, non-strategic technology product. The charge included (a) $64.9 million for work-force reductions of approximately 1,000 people (500 US-based and 500 European-based), (b) $46.2 million for product and program discontinuances, and
(c) $2.5 million associated with facilities. A further breakdown of these costs is as follows (in millions of dollars):

                                                                       Personal         Non-Strategic
                                                                       Computers         Technology
          Cost Category                                Total         Manufacturing        Product
          -------------                                -----         -------------    -------------
          Work-force reductions-
          Europe                                      $ 54.5               $ 47.7            $ 6.8
          US                                            10.4                 10.4
                                                      ------               ------            -----
          Subtotal                                      64.9                 58.1              6.8
                                                      ------               ------            -----

          Products and Programs-
          Provision for asset write-downs              15.0                  13.7              1.3
          Associated goodwill                          33.7                  18.3             15.4
          Cumulative translation adjustments           (2.5)                                  (2.5)
                                                      -----                ------            -----
          Subtotal                                     46.2                  32.0             14.2
                                                      -----                ------            -----

          Facilities (representing provision for
            idle lease costs)                           2.5                                    2.5
                                                     ------                                  -----

          Total charge                               $113.6                $ 90.1            $23.5
                                                     ======                ======           ======

Activity related to these 1997 restructuring actions during the years ended December 31, 1998 and 1997, was as follows:

                                                                Work-Force
          (Millions)                                  Total     Reductions/(1)/    Facilities     Products
                                                      -----     ---------------    ----------     --------
          Total charge                                $113.6         $ 64.9          $  2.5        $ 46.2
          Immediate asset write-downs                  (31.2)                                       (31.2)
                                                      ------         ------          ------        ------

          Bal. at Dec. 31, 1997                         82.4           64.9             2.5          15.0

          Utilized                                     (40.0)         (32.0)                         (8.0)

          Other/(2)/                                   (20.8)         (18.3)           (2.5)
                                                      ------         ------          ------        ------

          Bal. Dec. 31, 1998                          $ 21.6         $ 14.6          $    -        $  7.0
                                                      ======         ======          ======        ======

          Expected future utilization:
          1999                                        $ 17.2         $ 11.9                        $  5.3
          2000                                           4.4            2.7                           1.7

/(1)/  Includes severance, notice pay, medical and other benefits.
/(2)/ Includes changes in estimates, reversals of excess reserves, translation adjustments, and additional provisions.

In 1998, there was a reduction in accrued workforce provisions, principally for the reversal of unneeded reserves due to approximately 150 voluntary terminations, and the favorable results of negotiations on termination indemnities relating principally to PC manufacturing personnel. In addition, as a result of the sale of the non-strategic technology product operations in 1998 on more favorable terms than originally anticipated, the company reversed $6.0 million of unneeded accruals, principally for termination indemnities for approximately 130 people.

Cash expenditures in 1998 relating to the above restructuring actions were $32.6 million. Employee levels were reduced in 1998 by 600 people through termination actions. In addition, approximately 100 additional people will be terminated in 1999 as certain support operations are phased out in completion of the original plan to discontinue PC manufacturing. The $14.6 million balance of the reserve at December 31, 1998 for work-force reductions represents amounts of termination indemnities expected for these actions.

Other Restructuring Actions. The amounts below relate principally to restructuring actions taken in 1995. In October 1995, the company announced that it would realign internally into three business units - information services, support services, and computer systems -each with its own marketing and sales organization. In the fourth quarter of 1995, in connection with this realignment, the company recorded a restructuring charge of $717.6 million. The charge initially covered (a) $436.6 million for work force reductions of approximately 7,900 people including severance, notice pay, medical, and other benefits, (b) $218.6 million for consolidation of office facilities and manufacturing capacity, and (c) $62.4 million for costs associated with product and program discontinuances. Activity during the years ended December 31, 1998, 1997 and 1996 in the reserves related to these restructuring actions was as follows.

                                                                  Work-Force
          (Millions)                                    Total     Reductions/(1)/    Facilities/(2)/     Products
          ---------------------------------------------------------------------------------------------------------
          Balance at Dec. 31, 1995                     $ 734.3        $ 473.3             $ 249.6         $ 11.4

          Utilized                                      (300.4)        (155.6)              (62.9)         (81.9)

          Other/(3)/                                         -         (110.2)                5.6          104.6
                                                       -------        -------             -------         ------

          Balance at Dec. 31, 1996                       433.9          207.5               192.3           34.1

          Utilized                                      (253.0)        (140.9)              (76.5)         (35.6)

          Other/(3)/                                      (9.7)          (1.0)              (15.1)           6.4
                                                       -------        -------             -------         ------

          Balance at Dec. 31, 1997                       171.2           65.6               100.7            4.9

          Utilized                                       (87.3)         (48.0)              (36.0)          (3.3)

          Other/(3)/                                       2.0           10.8                (8.3)           (.5)
                                                       -------        -------             -------         ------

          Balance at Dec. 31, 1998                     $  85.9        $  28.4             $  56.4         $  1.1
                                                       =======        =======             =======         ======

          Expected future utilization:
          1999                                         $  53.9        $  20.8             $  32.0        $   1.1
          2000 and thereafter                             32.0            7.6                24.4              -

/(1)/  Includes severance, notice pay, medical, and other benefits.
/(2)/ Includes consolidation of office facilities and manufacturing capacity. /(3)/ Includes changes in estimates, reversals of excess reserves, translation adjustments, and additional provisions.

During 1996, the company experienced lower-than-anticipated costs for work-force reductions. Revisions of estimates for these previously provided costs were offset by additional provisions for product and program discontinuances and facility consolidations.

Cash expenditures associated with these restructuring actions in 1998, 1997 and 1996 were $85.8 million, $178.7 million and $220.8 million, respectively. Personnel reductions related to these restructuring actions during 1998, 1997, and 1996 were approximately 300, 2,600 and 5,000, respectively. The $28.4 million balance of the reserve at December 31, 1998 for work-force reductions represents the remaining balance of $17.2 million of extended payment severance packages for terminated employees and an accrual of $11.2 million for planned work-force reductions of approximately 350 people, which were identified in 1998 and late 1997 and which are expected to be completed by early 2000. The $56.4 million 1998 ending reserve balance for facility consolidations represents contractual obligations (reduced by sub-lease income) existing under long-term leases of vacated facilities.

Other Charges. Effective December 31, 1997, the company elected to change its method of measuring goodwill impairment which is reported as a change in accounting principle that is inseparable from a change in estimate. Prior to the change, when impairment indicators existed, goodwill was evaluated for impairment and any impairment would have been measured based on comparing the unamortized goodwill to projected undiscounted operating results. Under the company's new accounting method, any impairment of goodwill indicated by such comparison would be measured by discounting projected cash flows using a discount rate commensurate with the risks involved. If the estimate of the future discounted cash flows, net of the carrying amount of tangible net assets, is less than the carrying amount of goodwill, the difference would be charged to operations. When a goodwill impairment must be recognized, the company believes the discounted cash flow method is a better measurement of the remaining value of goodwill, considering the company's circumstances, particularly the rapid changes that continue to occur in the marketplace away from the proprietary technology and maintenance businesses, and the continuing declines in revenue and margins in these businesses.

In the fourth quarter of 1997, the company recorded an impairment charge of $883.6 million, or $4.85 per diluted common share, principally for the write-off of goodwill related to the 1986 acquisition of Sperry Corporation. Yearly amortization of the goodwill was approximately $36 million.

In connection with a strategic operations review in the fourth quarter of 1997, indicators of a potential impairment were identified, and the company concluded that it should test the remaining Sperry goodwill for recoverability. The most significant impairment indicator was an expected decline in Sperry-related revenue. The majority of Sperry-related revenue results from hardware and associated operating systems software. Since the acquisition of Sperry in 1986, experience has seen a shift from centralized processing to desktop computing with customer demand for open architectures. This shift in market demand led to industry-wide erosions in demand for mainframe systems and continued competitive pricing pressure. Another significant aspect to the decline in Sperry-related revenue is the continuing industry-wide erosion of proprietary maintenance revenue and margin streams. The company prepared an estimate of projected cash flows relating to the remaining Sperry businesses. The sum of these expected future undiscounted cash flows were less than the carrying amount of the remaining Sperry goodwill, which indicated the existence of an impairment loss. In preparing the cash flow analysis used by the company to measure goodwill impairment for Sperry, the following major assumptions were used: (1) the company's one year detail plan and its three-year strategic plan were used as a basis to project future results, (2) a risk-based rate of 17.3% was used to discount future cash flows, (3) a 6% compounded annual decline in Sperry-related revenue, (4) a continuation of declining gross profit margins, (5) expense levels were based on a percent of revenue, consistent with historical experience, and (6) a 40% effective income tax rate. The projections of Sperry related cash flows were based on management's best estimate of future results. Actual results could differ materially from those estimates.

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

Summary. The 1997 restructuring and other charges were recorded in the following statement of income classifications: Cost of revenue, $57.1 million; selling, general and administrative expenses, $12.3 million; research and development expenses, $4.9 million; impairment charges, $922.9 million; and other income expense, net, $42.0 million.

4  Accounting changes, adjustments and extraordinary item

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

     The balance of accumulated deficit at December 31, 1996 has been restated from amounts previously reported to reflect an adjustment of $19.1 million ($29.0 million, net of taxes of $9.9 million) to recognize product warranty costs for company-manufactured personal computers and low-end servers. Of this amount, $4.6 million ($7.0 million, net of taxes of $2.4 million), or $.03 per share, is applicable to 1996 and has been reflected as a decrease in net income for that year, the balance (applicable to years prior to 1996) being charged to accumulated deficit at December 31, 1995. In 1997, the company provided for this obligation in connection with the restructuring charge related to its decision to discontinue the manufacture and assembly of personal computers and low-end servers. Prior to 1997, the company recognized warranty costs as expended based on its belief that providing for this contingent obligation would not have materially affected the company's consolidated financial statements. Following discussions with the staff of the Securities and Exchange Commission, the company agreed to recognize such amounts by means of a prior period adjustment, which had the effect of reducing the net loss reported in 1997 by $19.1 million, or $.10 per share. In addition, the company has reclassified $39.3 million of impairment charges in 1997 previously reported in other income (expense), net. These changes had no effect on shareholders' equity at December 31, 1997 or on the 1998 results of operations.

     In 1996, the company recorded an extraordinary charge for extinguishment of debt of $12.1 million, net of $6.5 million of income tax benefits, or $.07 per diluted common share.

5  Inventories

Inventories comprise the following:

December 31 (Millions)                          1998                     1997
-------------------------------------------------------------------------------
Parts and finished equipment                   $263.6                   $289.7
Work in process and materials                   199.7                    271.1
                                        ---------------------------------------
Total inventories                              $463.3                   $560.8
-------------------------------------------------------------------------------

     At December 31, 1998 and 1997, work in process inventories included $85.9 and $140.7 million, respectively, of costs related to long-term contracts.

6  Estimated income taxes

Year ended December 31 (Millions)         1998           1997            1996
-------------------------------------------------------------------------------
Income (loss) before income taxes
    United States                       $  408.3       $ (942.1)      $  (94.1)
    Foreign                                196.4          212.3          180.8
                                        ---------------------------------------
Total income (loss) before
  income taxes                          $  604.7       $ (729.8)      $   86.7
-------------------------------------------------------------------------------
Estimated income taxes (benefit)
    Current
       United States                    $   26.7       $   28.0       $  (15.0)
       Foreign                              51.8           69.0           87.0
       State and local                      23.3           23.1           10.9
                                        ---------------------------------------
       Total                               101.8          120.1           82.9
                                        ---------------------------------------
    Deferred
       United States                       115.2          (21.9)         (71.9)
       Foreign                                .7            6.8           11.0
       State and local                                      (.3)           7.5
                                        ---------------------------------------
       Total                               115.9          (15.4)         (53.4)
                                        ---------------------------------------
Total estimated income taxes            $  217.7       $  104.7        $  29.5
-------------------------------------------------------------------------------

     Following is a reconciliation of estimated income taxes at the United States statutory tax rate to estimated income taxes as reported:


Year ended December 31 (Millions)          1998           1997           1996
-------------------------------------------------------------------------------
United States statutory income
 tax (benefit)                          $  211.6       $ (255.4)       $  30.3
Difference in estimated income
 taxes on foreign earnings, losses,
 and remittances                           (46.1)         (35.7)           8.0
State taxes                                 15.1           14.8           11.8
Tax refund claims, audit issues,
 and other matters                          31.2           42.7          (12.9)
Amortization of goodwill                     1.8          335.1           12.6
Reversal of valuation allowances                                         (24.8)
Other                                        4.1            3.2            4.5
                                        ---------------------------------------
Estimated income taxes                  $  217.7       $  104.7        $  29.5
-------------------------------------------------------------------------------

        The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 1998 and 1997, were as follows:

December 31 (Millions)                          1998                    1997
--------------------------------------------------------------------------------
Deferred tax assets
Capitalized research and
  development                                $    591.6              $    327.4
Tax loss carryforwards                            256.9                   433.3
Foreign tax credit carryforwards                  232.3                   479.8
Other tax credit carryforwards                    138.2                    82.2
Prepayments                                       109.7
Postretirement benefits                            91.0                    88.0
Employee benefits                                  63.9                    65.4
Depreciation                                       60.8                    55.7
Restructuring                                      50.7                   103.9
Other                                             236.9                   265.1
                                            ------------------------------------
                                                1,832.0                 1,900.8
Valuation allowance                              (323.3)                 (400.7)
                                            ------------------------------------
Total deferred tax assets                    $  1,508.7              $  1,500.1
                                            ------------------------------------
Deferred tax liabilities
Pensions                                     $    337.3              $    319.5
Other                                             110.0                   146.0
                                            ------------------------------------
Total deferred tax liabilities               $    447.3              $    465.5
                                            ------------------------------------
Net deferred tax asset                       $  1,061.4              $  1,034.6
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

9  Other accrued liabilities

Other accrued liabilities (current) comprise the following:

December 31 (Millions)                            1998                  1997
-----------------------------------------------------------------------------
Payrolls and commissions                       $  331.8              $  288.7
Customers' deposits and
  prepayments                                     628.9                 540.2
Taxes other than income taxes                     132.9                 130.5
Restructuring*                                     70.7                 205.2
Other                                             137.6                 142.6
                                               ------------------------------
Total other accrued liabilities                $1,301.9              $1,307.2
-----------------------------------------------------------------------------

* At December 31, 1998 and 1997, an additional $36.8 million and $48.4 million, respectively, was reported in other liabilities (long term) on the consolidated balance sheet.

10 Comprehensive income

Comprehensive income for the three years ended December 31, 1998, includes the following components:

Year ended
December 31 (Millions)                         1998         1997          1996
-------------------------------------------------------------------------------
Net income (loss)                           $  387.0      $(834.5)      $  45.1
                                            -----------------------------------
Other comprehensive
  income (loss)
    Foreign currency translation
      adjustments*                             (89.6)       (40.4)        (35.8)
    Related tax (benefit) expense               (6.1)        17.6          15.1
                                            -----------------------------------
Total other comprehensive
  income (loss)                                (83.5)       (58.0)        (50.9)
                                            -----------------------------------
Comprehensive income (loss)                 $  303.5      $(892.5)      $  (5.8)
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

     The accounting policies of each business segment are the same as those described in the summary of significant accounting policies, except for warranty obligations related to company-manufactured PCs in the Technology business segment. For segment reporting purposes, prior to 1998, such costs are accounted for on a cash basis, whereas on a total company basis, such costs are accounted for on an accrual basis. In 1998, the company outsourced the manufacture of such products and any warranty costs related to company-manufactured PCs are considered corporate costs. The effect of the difference between the cash and accrual basis in 1996 and 1997 was immaterial. Intersegment sales and transfers are priced as if the sales or transfers were to third parties. The company evaluates business segment performance on operating income exclusive of restructuring charges and unusual and nonrecurring items. All corporate and centrally incurred costs are allocated to the business segments based principally on assets, revenue, employees, square footage, or usage.

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

     A summary of the company's operations by business segment for 1998, 1997, and 1996 is presented below:


(Millions of dollars)                                   Total            Corporate         Services        Technology
------------------------------------------------------------------------------------------------------------------------
1998
-------------------
Customer revenue                                      $  7,208.4                          $  4,909.3       $  2,299.1
Intersegment                                                            $   (511.2)             73.7            437.5
                                                     -------------------------------------------------------------------
Total revenue                                         $  7,208.4        $   (511.2)       $  4,983.0       $  2,736.6
                                                     -------------------------------------------------------------------
Operating income (loss)                               $    810.2        $    (45.3)       $    343.5       $    512.0
Depreciation and
   amortization                                            266.4                                84.1            182.3
Total assets                                             5,577.7           2,705.7           1,814.2          1,057.8
Investments at equity                                      184.6               2.1                              182.5
Capital expenditures for
   properties                                              207.3              44.2              84.7             78.4

1997
-------------------
Customer revenue                                      $  6,636.0                          $  4,281.0       $  2,355.0
Intersegment                                                            $   (483.8)             70.0            413.8
                                                     -------------------------------------------------------------------
Total revenue                                         $  6,636.0        $   (483.8)       $  4,351.0       $  2,768.8
                                                     -------------------------------------------------------------------
Operating income (loss)                               $   (389.8)       $ (1,001.1)       $    167.2       $    444.1
Depreciation and
   amortization                                          1,216.9             952.2              86.8            177.9
Total assets                                             5,591.3           2,769.8           1,554.6          1,266.9
Investments at equity                                      215.7               9.9                              205.8
Capital expenditures for
   properties                                              179.9                                77.7            102.2

1996
-------------------
Customer revenue                                      $  6,370.5                          $  4,008.8       $  2,361.7
Intersegment                                                            $   (529.3)             82.1            447.2
                                                     -------------------------------------------------------------------
Total revenue                                         $  6,370.5        $   (529.3)       $  4,090.9       $  2,808.9
                                                     -------------------------------------------------------------------
Operating income (loss)                               $    320.4        $    (54.0)       $    123.1       $    251.3
Depreciation and
   amortization                                            329.7              36.9             101.4            191.4
Total assets                                             6,967.1           3,709.4           1,702.3          1,555.4
Investments at equity                                      244.4              10.1                              234.3
Capital expenditures for
   properties                                              162.3                                62.5             99.8
------------------------------------------------------------------------------------------------------------------------

Presented below is a reconciliation of total business segment operating income to consolidated income before income taxes:


Year Ended December 31
(Millions)                                1998              1997               1996
----------------------------------------------------------------------------------------
Total segment operating
   income                              $   855.5        $    611.3          $   374.4
Interest expense                          (171.7)           (233.2)            (249.7)
Other income (expense), net                (33.8)           (106.8)              16.0
Impairment charges                                          (922.9)
Other special charges                                        (74.3)
Corporate and eliminations                 (45.3)             (3.9)             (54.0)
                                       -------------------------------------------------
  Total income (loss) before
    income taxes                       $   604.7        $   (729.8)         $    86.7
----------------------------------------------------------------------------------------

Presented below is a reconciliation of total business segment assets to consolidated assets:

December 31 (Millions)                    1998               1997              1996
----------------------------------------------------------------------------------------
Total segment assets                   $ 2,872.0        $  2,821.5          $ 3,257.7
Cash and cash equivalents                  604.3             803.0            1,029.2
Prepaid pension assets                     833.8             762.4              788.5
Deferred income taxes                    1,123.2           1,127.1            1,044.5
Elimination for sale of receivables        (28.4)           (125.9)            (276.9)
Goodwill                                                                        924.6
Other corporate assets                     172.8             203.2              199.5
                                       -------------------------------------------------
  Total assets                         $ 5,577.7        $  5,591.3          $ 6,967.1
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

     For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The company's pro forma net income (loss) for the years ended December 31, 1998, 1997, and 1996, respectively, follows: 1998, $373.2 million, or income of $1.00 per diluted share; 1997, $(839.2) million, or a loss of $5.22 per share; and 1996, $41.4 million, or a loss of $.46 per share.

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

Unisys Corporation

Supplemental Financial Data (Unaudited)

Quarterly financial information


                                                  First         Second          Third         Fourth
(Millions, except per share data)                Quarter        Quarter        Quarter        Quarter          Year
------------------------------------------------------------------------------------------------------------------------

1998
------------------------
Revenue                                          $1,649.7       $1,728.5       $1,781.4       $2,048.8       $7,208.4
Gross profit                                        559.2          582.9          600.2          707.5        2,449.8
Income before income taxes                           98.0          140.8          149.4          216.5          604.7
Net income                                           62.7           90.1           95.6          138.6          387.0
Dividends on preferred shares                        26.7           26.6           26.6           26.6          106.5
Earnings on common shares                            36.0           63.5           69.0          112.0          280.5
Earnings per common share - basic                     .14            .25            .27            .44           1.11
                          - diluted                   .14            .24            .26            .42           1.06
Market price per common share - high              20 3/16         28 3/8       30 11/16         35 3/8         35 3/8
                              - low               13 5/16         17 1/4         17 5/8         18 1/8        13 5/16
------------------------------------------------------------------------------------------------------------------------

1997
------------------------
Revenue                                          $1,530.7       $1,585.3       $1,621.4       $1,898.6       $6,636.0
Gross profit                                        515.7          538.4          575.0          633.5        2,262.6
Income (loss) before income taxes                    30.6           66.5           80.8         (907.7)        (729.8)
Net income (loss)*                                   19.3           41.9           50.9         (946.6)        (834.5)
Dividends on preferred shares                        30.1           27.8           26.6           26.6          111.1
Earnings (loss) on common shares                    (10.8)          14.1           24.3         (973.2)        (945.6)
Earnings (loss) per common share - basic             (.06)           .08            .14          (4.66)         (5.20)
                                 - diluted*          (.06)           .08            .13          (4.66)         (5.20)
Market price per common share - high                7 5/8              8         15 3/4         16 1/2         16 1/2
                              - low                 6 1/4          5 3/4          7 3/8         11 1/8          5 3/4
------------------------------------------------------------------------------------------------------------------------

* In the fourth quarter of 1997, the company recorded one-time charges to net income of $1,029.3 million. Before these charges, fourth-quarter net income was $82.7 million, or $.23 per diluted common share, and full-year net income was $194.8 million, or $.44 per diluted common share. See Note 3 of the Notes to Consolidated Financial Statements.

  The individual quarterly per-common share amounts may not total to the per-common share amount for the full year because of accounting rules governing the computation of earnings per common share.

  Market prices per common share are as quoted on the New York Stock Exchange composite listing.

Eight-year summary of selected financial data


(Millions, except per share data)              1998     1997(1)     1996      1995(1)    1994(1)     1993      1992     1991(1)
------------------------------------------------------------------------------------------------------------------------------------

Results of operations(2)
Revenue                                      $7,208.4  $6,636.0   $6,370.5   $6,342.3   $6,095.5   $6,107.1  $6,715.6  $6,908.8
Operating income (loss)                         810.2    (389.8)     320.4     (562.1)     271.7      698.7     688.2    (614.3)
Income (loss) from continuing operations
  before income taxes                           604.7    (729.8)      86.7     (781.1)      14.6      370.9     301.3  (1,425.6)
Income (loss) from continuing operations
  before extraordinary items and changes
  in accounting principles                      387.0    (834.5)      57.2     (627.3)      12.1      286.3     166.3  (1,520.2)
Net income (loss)                               387.0    (834.5)      45.1     (624.6)     100.5      565.4     361.2  (1,393.3)
Dividends on preferred shares                   106.5     111.1      120.8      120.3      120.1      121.6     122.1     121.2
Earnings (loss) on common shares                280.5    (945.6)     (75.7)    (744.9)     (19.6)     443.8     239.1  (1,514.5)
Earnings (loss) from continuing operations
  per common share
    Basic                                        1.11     (5.20)      (.37)     (4.37)      (.63)      1.01       .27    (10.16)
    Diluted                                      1.06     (5.20)      (.37)     (4.37)      (.63)       .92       .27    (10.16)
Financial position.(2)
Working capital                              $  234.2  $  309.1   $  663.4   $   67.8   $1,012.2   $  677.5  $  509.8  $  380.8
Total assets                                  5,577.7   5,591.3    6,967.1    7,113.2    7,193.4    7,349.4   7,322.1   8,218.7
Long-term debt                                1,105.2   1,438.3    2,271.4    1,533.3    1,864.1    2,025.0   2,172.8   2,694.6
Common stockholders' equity(3)                   97.0    (214.2)     166.7      275.4    1,019.7    1,042.8     527.3     327.6
Common stockholders' equity per share             .38      (.86)       .95       1.61       5.96       6.12      3.26      2.03
Other data
Research and development                     $  296.6  $  302.3   $  342.9   $  404.5   $  458.5   $  489.3  $  505.6  $  610.6
Capital additions of properties                 207.3     179.9      162.3      195.0      208.2      173.5     227.0     222.7
Investment in marketable software                99.4     132.9      116.2      123.0      121.3      118.7     110.2     167.7
Depreciation                                    145.7     156.0      182.0      203.0      226.2      252.0     311.4     412.1
Amortization
  Marketable software                           111.8      97.0      101.6      151.7      150.5      144.6     131.8     241.0
  Goodwill                                        8.9     963.9       46.1       40.9       36.9       36.7      36.8     246.6
Common shares outstanding (millions)            256.6     249.5      174.8      171.4      171.0      170.4     161.9     161.7
Stockholders of record (thousands)               28.6      37.3       39.2       41.5       45.3       47.8      51.7      54.6
Employees (thousands)                            33.2      32.6       32.9       37.4       37.8       38.2      41.7      46.4
------------------------------------------------------------------------------------------------------------------------------------

(1) Includes special pretax charges of $1,039.2 million, $846.6 million, $186.2 million, and $1,200.0 million for the years ended December 31, 1997, 1995, 1994, and 1991, respectively.

(2) See Note 4 of the Notes to Consolidated Financial Statements concerning adjustments of previously reported amounts.

(3) After deduction of cumulative preferred dividends in arrears in 1991, 1992, and 1993.