Form 10-K, Exhibit 13
period 1999-12-31
UNISYS CORP
filed 2000-02-14
CIK 746838

UNISYS CORPORATION


Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of operations

For 1999, the company reported net income of $510.7 million, or $1.59 per diluted common share, compared to $376.4 million, or $1.01 per diluted common share, for 1998. The current year included a one-time tax benefit of $22.0 million, or $.07 per diluted common share, related to a new U.S. Treasury income tax regulation, as well as an extraordinary charge of $12.1 million, or $.04 per diluted share, for the early extinguishment of debt. Excluding those items, diluted earnings per share in 1999 was $1.56.

     In 1997, net income before one-time charges was $176.4 million, or $.35 per common share. In the fourth quarter of 1997, the company recorded one-time charges against net income of $1.0 billion. Including these charges, the company had a 1997 net loss of $852.9 million, or $5.25 per share. For further information on the 1997 fourth quarter charges, see Note 5 of Notes to Consolidated Financial Statements.

     In August of 1999, the company acquired PulsePoint Communications, Tech Hackers, Inc. and Publishing Partners International, Inc. Approximately 2.9 million shares of the company's common stock were exchanged for all of the outstanding shares of these companies. The transactions were accounted for as poolings of interests and all prior periods presented were restated.

     The following comparisons of income statement categories exclude the one-time charges in 1999 and 1997 discussed above.

     Revenue for 1999 was $7.54 billion compared to $7.24 billion in 1998 and $6.66 billion in 1997. Revenue in 1999 and 1998 increased 4% and 9%, respectively. Excluding the negative impact of foreign currency translation in 1999 and 1998, revenue in those years would have risen 7% and 11%, respectively. Revenue from international operations in 1999, 1998, and 1997 was $4.19 billion, $4.09 billion and $3.93 billion, respectively. Revenue from U.S. operations was $3.35 billion in 1999, $3.15 billion in 1998, and $2.73 billion in 1997.

     Total gross profit percent was 35.6% in 1999, 34.1% in 1998, and 35.0% in 1997. The increase in 1999 from 1998 reflects improvements in both the services and technology segments.

     Selling, general and administrative expenses were $1.38 billion in 1999 (18.4% of revenue), $1.36 billion in 1998 (18.8% of revenue), and $1.43 billion in 1997 (21.5% of revenue).

     Research and development expenses in 1999 were $339.4 million compared to $308.3 million in 1998 and $309.9 million in 1997.

     In 1999, the company reported operating income of $960.7 million (12.7% of revenue) compared to $799.0 million (11.0% of revenue) in 1998 and $588.8 million (8.8% of revenue) in 1997.

Information by business segment for 1999, 1998, and 1997 is presented below:

--------------------------------------------------------------------------------
(Millions of dollars)        Total    Eliminations    Services      Technology
--------------------------------------------------------------------------------

1999
----------------
Customer revenue           $7,544.6                    $5,287.0      $2,257.6
Intersegment                            $(577.5)           65.6         511.9
                           ----------------------------------------------------
Total revenue              $7,544.6     $(577.5)       $5,352.6      $2,769.5
                           ----------------------------------------------------
Gross profit percent           35.6%                       25.6%         48.1%
Operating income percent       12.7%                        7.9%         20.3%

1998
----------------
Customer revenue           $7,243.9                    $4,944.8      $2,299.1
Intersegment                            $(511.2)           73.7         437.5
                           ----------------------------------------------------
Total revenue              $7,243.9     $(511.2)       $5,018.5      $2,736.6
                           ----------------------------------------------------
Gross profit percent           34.1%                       24.4%         46.9%
Operating income percent       11.0%                        6.6%         18.7%

1997
----------------
Customer revenue           $6,662.9                    $4,307.9      $2,355.0
Intersegment                            $(483.8)           70.0         413.8
                           ----------------------------------------------------
Total revenue              $6,662.9     $(483.8)       $4,377.9      $2,768.8
                           ----------------------------------------------------
Gross profit percent           35.0%                       24.3%         46.2%
Operating income percent        8.8%                        3.4%         16.0%

--------------------------------------------------------------------------------
Gross profit percent and operating income percent are as a percent of total revenue.
--------------------------------------------------------------------------------


       In the Services segment, customer revenue was $5.29 billion in 1999, $4.94 billion in 1998, and $4.31 billion in 1997. Customer revenue grew 7% in 1999 led by growth in outsourcing and systems integration/industry solutions revenue. Excluding proprietary maintenance revenue, which continues to decline industry-wide, services revenue increased 9% in the year. Services revenue growth in 1999 was also constrained by delays in the expected rollout of some large networking projects and year 2000 customer spending lockdowns. Services customer revenue grew 15% in 1998 led principally by increases in network services, systems integration and outsourcing revenue which more than offset the decline in proprietary maintenance revenue. Services gross profit improved to 25.6% in 1999 from 24.4% in 1998 and 24.3% in 1997. Operating profit in the services segment improved to 7.9% in 1999 from 6.6% in 1998 and 3.4% in 1997. The increases in both gross profit and operating profit were largely due to productivity improvements and cost reduction programs.

     In the Technology segment, customer revenue was $2.25 billion in 1999, $2.30 billion in 1998, and $2.35 billion in 1997. In 1999, revenue for ClearPath enterprise servers was up slightly compared to 1998. Personal computer revenue declined, as expected, reflecting the company's shift, in 1998, to outsourcing the supply of notebooks, PCs, and entry-level servers. The gross profit percent was 48.1% in 1999, 46.9% in 1998, and 46.2% in 1997. These increases were due in large part to a richer mix of enterprise servers and enterprise server software sales. Operating profit in this segment was 20.3% in 1999, 18.7% in 1998, and 16.0% in 1997. The increases in operating profit, above the respective increases in gross profit, were largely due to cost reduction programs as well as stringent controls over all discretionary expenditures.

     Interest expense declined to $127.8 million in 1999 from $171.7 million in 1998 and $233.2 million in 1997. The declines were principally due to lower average debt levels.

     Other income (expense), net, which can vary from year to year, was an expense of $62.6 million in 1999, $33.1 million in 1998, and $64.5 million in 1997. The difference in 1999 compared to 1998 was principally due to higher charges related to several legal matters and lower interest income. The difference in 1998 compared to 1997 was principally due to lower goodwill amortization and higher equity income. In addition in 1998, a net gain on the sale of properties was offset by charges related to several legal matters and the early extinguishment of debt.

     Income before income taxes in 1999 was $770.3 million compared to $594.2 million in 1998 and $291.1 million in 1997.

     Estimated income taxes in 1999 were $247.5 million compared to $217.8 million in 1998 and $114.7 million in 1997. The 1999 tax provision included a benefit of $22.0 million related to a new U.S. Treasury income tax regulation pertaining to the use of net operating loss carryforwards of acquired companies.

     In 1999, the Securities and Exchange Commission's staff issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on revenue recognition and had no effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which is effective for the year beginning January 1, 2001, establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires a company to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management is evaluating the impact this statement may have on the company's financial statements.

Financial condition

Cash and cash equivalents at December 31, 1999 were $464.0 million compared to $616.4 million at December 31, 1998.

     During 1999, cash provided by operations was $517.6 million compared to $642.2 million in 1998, principally reflecting an increase in working capital. The company's days of sales outstanding increased, reflecting in part late year-end technology sales that were not able to be collected in December. Cash expenditures related to prior-year restructuring actions (which are included in operating activities) in 1999, 1998, and 1997 were $44.6 million, $118.4 million, and $178.7 million, respectively, and are expected to be approximately $35 million in 2000 and $19 million thereafter, principally for work-force reductions and facility costs. Personnel reductions in 1999 related to restructuring actions were approximately 280 and are expected to be approximately 120 thereafter, principally in 2000.

     Cash used for investing activities during 1999 was $328.4 million compared to $277.7 million for 1998. The increase was principally due to the purchase of Datamec, a Brazilian application outsourcing company, in June of 1999.

     Cash used for financing activities during 1999 was $328.4 million compared to $569.3 million in 1998. Included in 1999 were payments of $197.0 million for the redemption of preferred stock and $164.4 million related to the repayment of long-term debt. Included in 1998 were payments of debt of $749.2 million, partially offset by $195.2 million from the issuance of the company's 7 7/8% senior notes due 2008. Dividends paid on preferred stock were $59.4 million in 1999 compared to $106.5 million in 1998.

     At December 31, 1999, total debt was $1.0 billion, a decrease of $163.0 million from December 31, 1998. The decrease was principally due to the early extinguishment, by means of open market purchases, of $115.8 million principal amount of the company's 11 3/4% senior notes due 2004, and $25.5 million of 12% senior notes due 2003. The decrease also reflects the March 15, 1999 conversion into common stock of the remaining $27 million of the 8 1/4% convertible subordinated notes due 2006, which were called during the first quarter. Approximately 3.9 million common shares were issued for the conversion of the 8 1/4% notes. At December 31, 1999, the debt-to-capital ratio was 33.9% compared to 43.1% at December 31, 1998.

     The company may, from time to time, redeem, tender for, or repurchase its debt securities in the open market or in privately negotiated transactions depending upon availability, market conditions, and other factors.

     During 1999, all shares of the company's Series A cumulative convertible preferred stock were either converted into the company's common stock or redeemed for cash in response to various calls by the company. These actions have eliminated all $1.4 billion of Series A preferred stock (28.4 million shares) and $106.5 million of annual dividend payments. Overall in 1999, of the
28.4 million shares of Series A preferred stock that were outstanding at the beginning of the year, 24.5 million shares were converted into 40.8 million shares of common stock and 3.9 million shares were redeemed for $197.0 million in cash.

     As part of the company's ongoing program to reduce interest expense, in the third quarter of 1999, the company entered into interest rate and currency swaps for euros and Japanese yen. In these arrangements, the company receives payments based on a U.S. fixed rate of interest and pays interest based on a foreign currency denominated floating rate. The company is obligated to deliver, on April 1, 2008, 23.2 billion yen in exchange for $200 million and is obligated to deliver on October 15, 2004, 194.4 million euros in exchange for $200 million. These currency swaps have been designated as hedges of the company's net investments in entities measured in these currencies.

     The company has a $400 million credit agreement that expires June 2001. As of December 31, 1999, there were no borrowings under the agreement.

     The company has on file with the Securities and Exchange Commission an effective registration statement covering $700 million of debt or equity securities, which enables the company to be prepared for future market opportunities.

     On July 2, 1999, Moody's Investors Service increased its rating on the company's senior long-term debt to Ba1 from Ba3. On August 2, 1999, Standard & Poor's Corporation increased its rating on the company's senior long-term debt to BB+ from BB-. On August 10, 1999, Duff & Phelps Credit Rating Co. increased its rating on the company's senior long-term debt to BBB- from BB+.

     At December 31, 1999, the company had deferred tax assets in excess of deferred tax liabilities of $1,384 million. For the reasons cited below, management determined that it is more likely than not that $1,075 million of such assets will be realized, therefore resulting in a valuation allowance of $309 million.

     The company evaluates quarterly the realizability of its deferred tax assets and adjusts the amount of the related valuation allowance, if necessary. The factors used to assess the likelihood of realization are the company's forecast of future taxable income and available tax planning strategies that could be implemented to realize deferred tax assets. Approximately $3.2 billion of future taxable income (predominantly U.S.) is needed to realize all of the net deferred tax assets. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. See "Factors that may affect future results" below.

     Stockholders' equity increased $417.7 million during 1999. The increase principally reflects net income of $510.7 million, issuance of stock under stock option and other plans of $85.6 million, $66.1 million of tax benefits related to employee stock plans, and $26.4 million from conversion of the remaining
8 1/4% convertible notes, offset in part by the redemption of $197.0 million of preferred stock, translation adjustments of $38.8 million, and preferred stock dividends declared of $32.9 million.

Market risk

     The company has exposure to interest rate risk from its short-term and long-term debt. In general, the company's long-term debt is fixed rate and the short-term debt is variable rate. As part of its ongoing program to reduce interest expense, the company entered into interest rate and currency swaps for Japanese yen and euros. See Note 10 of Notes to Consolidated Financial Statements for components of the company's long-term debt. The company believes that the market risk from changes in interest rates would not be material to the fair value of these financial instruments, or the related cash flows, or future results of operations.

     The company is also exposed to foreign currency exchange rate risks. The company uses derivative financial instruments to reduce its exposure to market risks from changes in foreign currency exchange rates. The derivative instruments used are foreign exchange forward contracts, foreign exchange options and foreign currency swaps. The company does not hold or issue derivatives for speculative trading purposes. See Note 13 of the Notes to Consolidated Financial Statements for additional information on the company's derivative financial instruments.

     The company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign currency exchange rates applied to these derivative financial instruments described above. As of December 31, 1999 and 1998, the analysis indicated that such market movements would have reduced the estimated fair value of these derivative financial instruments by approximately $70 million and $20 million, respectively. Based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and the company's actual exposures and hedges, actual gains and losses in the future may differ materially from the above analysis.


Year 2000 readiness disclosure

The following is a summary of actions taken by the company during the years preceding January 1, 2000 in anticipation of the year 2000 transition and the potential problems that computer systems and embedded technology could experience handling dates beyond the year 1999.

     As part of its development efforts, the company designed or redesigned its current product offerings to be year 2000 ready, as defined by the company. Certain of the company's older hardware and software products still used by customers required upgrades or other remediation to become year 2000 ready. The company notified customers of the year 2000 issue, provided information and resources on the company's year 2000 web site, emphasized the importance of customer testing of their own systems in their own unique business environments, and offered consulting services to assist customers in assessing their year 2000 risk. No major issues with products were reported over the year 2000 transition.

     The company also assessed the year 2000 readiness of its key suppliers by inquiring about their year 2000 readiness and, whenever possible, obtaining year 2000 readiness warranties or statements as to their readiness. The company identified alternate sources or strategies where necessary if significant exposure was identified. No major vendor issues were reported over the year 2000 transition.

     The company's year 2000 internal systems effort involved three stages: inventory and assessment of its hardware, software and embedded systems; remediation or replacement of those that were not year 2000 ready; and testing the systems. Remediation, integrated testing and replacement of both information technology ("IT") applications and key non-IT systems were completed prior to December 31, 1999. There were no major internal systems issues reported over the year 2000 transition.

     The company estimates that, as of December 31, 1999, the cost of remediating/replacing its internal systems was approximately $26 million. The company funded this effort through normal working capital. This estimate includes remediation of key IT and non-IT systems, but does not include the cost of replacing or consolidating IT systems in connection with the company's worldwide IT simplification project, which was undertaken for reasons unrelated to year 2000 issues, potential costs related to any customer or other claims, the costs associated with making the company's product offerings year 2000 ready, and the costs of any disruptions caused by suppliers not being year 2000 ready. This estimate is based on a current assessment of the year 2000 projects and is subject to change.

     Because the company experienced no major year 2000-related issues internally or externally over the year 2000 transition, it does not currently believe that it will incur material costs or experience material disruptions in its business associated with the year 2000. However, there can be no assurance that the company's or its suppliers' current product offerings do not contain undetected errors or defects associated with year 2000 date functions. These could give rise to increased customer satisfaction costs related to year 2000 and to litigation over year 2000 compliance issues. In addition, customer spending patterns have been, and may continue to be, impacted by the year 2000 issue, although the company is unable to quantify the impact. Some of the company's customers shifted technology spending from the fourth quarter of 1999 to earlier quarters of 1999 in preparation for the year 2000 transition. In addition, the company could experience a shift in revenue to the later quarters of 2000 as customers wrap up issues in their IT environments and begin spending more proactively on new projects.


Conversion to the euro currency

     On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency (the "euro"). The transition period for the introduction of the euro began on January 1, 1999. Beginning January 1, 2002, the participating countries will issue new euro-denominated bills and coins for use in cash transactions. No later than July 1, 2002, the participating countries will withdraw all bills and coins denominated in the legacy currencies, so that the legacy currencies will no longer be legal tender for any transactions, making the conversion to the euro complete.

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

     Future operating results will depend on the company's ability to design, develop, introduce, deliver, or obtain new products and services on a timely and cost-effective basis; on its ability to successfully implement its recent organizational realignment; on its ability to mitigate the effects of competitive pressures and volatility in the information technology and services industry on revenues, pricing, and margins; on its ability to effectively manage the shift of its business mix away from traditional high-margin product and services offerings; and on its ability to successfully attract and retain highly skilled people. In addition, future operating results could be impacted by market demand for and acceptance of the company's service and product offerings.

     Certain of the company's systems integration contracts are fixed-price contracts under which the company assumes the risk for delivery of the contracted services at an agreed-upon price. Future results will depend on the company's ability to profitably perform these services contracts.

     The company frequently forms alliances with third parties that have complementary products, services, or skills. Future results will depend in part on the performance and capabilities of these third parties. Future results will also depend upon the ability of external suppliers to deliver components at reasonable prices and in a timely manner and on the financial condition of and the company's relationship with distributors and other indirect channel partners.

     Approximately 55% of the company's total revenue derives from international operations. The risks of doing business internationally include foreign currency exchange rate fluctuations, changes in political or economic conditions, trade protection measures, and import or export licensing requirements.

UNISYS CORPORATION

Consolidated Financial Statements
Consolidated Statement of Income


Year Ended December 31 (Millions, except per share data)         1999          1998         1997
--------------------------------------------------------------------------------------------------
Revenue                                                         $7,544.6     $7,243.9     $6,662.9
                                                                ----------------------------------
Costs and expenses
Cost of revenue                                                  4,859.9      4,775.9      4,387.0
Selling, general and administrative expenses                     1,384.6      1,360.7      1,446.6
Research and development expenses                                  339.4        308.3        314.8
Impairment charges                                                                           922.9
                                                                ----------------------------------
                                                                 6,583.9      6,444.9      7,071.3
                                                                ----------------------------------
Operating income (loss)                                            960.7        799.0       (408.4)
Interest expense                                                   127.8        171.7        233.2
Other income (expense), net                                        (62.6)       (33.1)      (106.5)
                                                                ----------------------------------
Income (loss) before income taxes                                  770.3        594.2       (748.1)
Estimated income taxes                                             247.5        217.8        104.8
                                                                ----------------------------------
Income (loss) before extraordinary item                            522.8        376.4       (852.9)
Extraordinary item                                                 (12.1)
                                                                ----------------------------------
Net income (loss)                                                  510.7        376.4       (852.9)
Dividends on preferred shares                                       36.7        106.5        111.1
                                                                ----------------------------------
Earnings (loss) on common shares                                $  474.0     $  269.9     $ (964.0)
                                                                ----------------------------------
Earnings (loss) per common share - basic
Before extraordinary item                                       $   1.69     $   1.07     $  (5.25)
Extraordinary item                                                  (.04)
                                                                ----------------------------------
Total                                                           $   1.65     $   1.07     $  (5.25)
                                                                ----------------------------------
Earnings (loss) per common share - diluted
Before extraordinary item                                       $   1.63     $   1.01     $  (5.25)
Extraordinary item                                                  (.04)
                                                                ----------------------------------
Total                                                           $   1.59     $   1.01     $  (5.25)
--------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.

UNISYS CORPORATION

Consolidated Balance Sheet
December 31 (Millions)                                    1999          1998
------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                             $   464.0      $   616.4
Accounts and notes receivable, net                      1,430.5        1,239.0
Inventories                                               372.9          471.0
Deferred income taxes                                     472.7          428.8
Other current assets                                      105.6           88.9
                                                      ------------------------
Total                                                   2,845.7        2,844.1
                                                      ------------------------
Properties                                              1,723.0        1,734.6
Less-- Accumulated depreciation                         1,102.2        1,149.2
                                                      ------------------------
Properties, net                                           620.8          585.4
                                                      ------------------------
Investments at equity                                     225.5          184.6
                                                      ------------------------
Software, net of accumulated amortization                 259.8          247.7
                                                      ------------------------
Prepaid pension cost                                      975.9          833.8
                                                      ------------------------
Deferred income taxes                                     655.6          694.4
                                                      ------------------------
Other assets                                              306.4          223.2
                                                      ------------------------
Total                                                 $ 5,889.7      $ 5,613.2
------------------------------------------------------------------------------

Liabilities and stockholders' equity
Current liabilities
Notes payable                                         $    26.9      $    52.2
Current maturities of long-term debt                       22.9            4.1
Accounts payable                                        1,036.7          928.5
Other accrued liabilities                               1,183.1        1,308.2
Estimated income taxes                                    348.9          277.0
Dividends payable                                                         26.6
                                                      ------------------------
Total                                                   2,618.5        2,596.6
                                                      ------------------------
Long-term debt                                            950.2        1,106.7
                                                      ------------------------
Other liabilities                                         367.7          374.3
                                                      ------------------------
Stockholders' equity
Preferred stock                                                        1,444.7
Common stock, shares issued: 1999-312.5; 1998-259.4         3.1            2.6
Accumulated deficit                                    (1,054.4)      (1,532.2)
Other capital                                           3,575.0        2,152.1
Accumulated other comprehensive loss                     (570.4)        (531.6)
                                                      ------------------------
Stockholders' equity                                    1,953.3        1,535.6
                                                      ------------------------
Total                                                 $ 5,889.7      $ 5,613.2
------------------------------------------------------------------------------

See notes to consolidated financial statements.

UNISYS CORPORATION

Consolidated Statement of Cash Flows


Year Ended December 31 (Millions)                                            1999                  1998                 1997
------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Income (loss) before extraordinary item                                $      522.8           $     376.4             $ (852.9)
Add (deduct) items to reconcile income (loss) before extraordinary item to net cash provided by operating activities:
Extraordinary item                                                            (12.1)
Depreciation                                                                  141.8                 149.2                159.1
Amortization:
  Marketable software                                                         110.9                 112.3                 97.2
  Goodwill                                                                     12.5                   8.9                963.9
(Increase) in deferred income taxes, net                                       (9.9)                (26.7)               (25.2)
(Increase) decrease in receivables, net                                      (244.5)               (277.3)                24.9
Decrease in inventories                                                        98.0                  94.4                 80.6
(Decrease) increase in accounts payable and other accrued liabilities         (81.8)                103.1               (233.2)
Increase in estimated income taxes                                             78.2                 148.0                 32.9
(Decrease) increase in other liabilities                                       (2.2)                 13.2                (85.6)
(Increase) decrease in other assets                                          (159.2)                (57.6)               106.6
Other                                                                          63.1                  (1.7)               102.2
                                                                       -------------------------------------------------------
Net cash provided by operating activities                                     517.6                 642.2                370.5
                                                                       -------------------------------------------------------
Cash flows from investing activities
Proceeds from investments                                                   1,033.8               1,991.0              1,662.5
Purchases of investments                                                   (1,013.8)             (2,006.5)            (1,630.0)
Proceeds from sales of properties                                              47.9                  51.1                  5.1
Investment in marketable software                                            (122.8)               (100.3)              (133.5)
Capital additions of properties                                              (219.6)               (209.1)              (184.0)
Purchases of businesses                                                       (53.9)                 (3.9)               (22.2)
Proceeds from marketable securities                                                                                        4.8
                                                                       -------------------------------------------------------
Net cash (used for) investing activities                                     (328.4)               (277.7)              (297.3)
                                                                       -------------------------------------------------------
Cash flows from financing activities
Redemption of preferred stock                                                (197.0)                                    (150.0)
Proceeds from issuance of long-term debt                                       30.3                 197.3
Payments of long-term debt                                                   (164.4)               (749.2)                 (.1)
Net (reduction in) proceeds from short-term borrowings                        (25.6)                  9.6                 28.4
Dividends paid on preferred shares                                            (59.4)               (106.5)              (113.1)
Proceeds from employee stock plans                                             87.7                  79.5                  8.6
Costs of debt conversions                                                                                                (46.1)
Proceeds from issuance of preferred stock                                                                                 13.1
Other                                                                                                                      6.6
                                                                       -------------------------------------------------------
Net cash (used for) financing activities                                     (328.4)               (569.3)              (252.6)
                                                                       -------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                  (13.2)                 (3.0)               (24.9)
                                                                       -------------------------------------------------------
Net cash used for continuing operations                                      (152.4)               (207.8)              (204.3)
Net cash used for discontinued operations                                                                                (19.1)
                                                                       -------------------------------------------------------
Decrease in cash and cash equivalents                                        (152.4)               (207.8)              (223.4)
Cash and cash equivalents, beginning of year                                  616.4                 824.2              1,047.6
                                                                       -------------------------------------------------------
Cash and cash equivalents, end of year                                 $      464.0           $     616.4             $  824.2
------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

UNISYS CORPORATION

Consolidated Statement of Stockholders' Equity


                                                                                              Other,      Accumulated
                                                                                             Principally     Other     Comprehensive
                                      Preferred       Common       Accumulated    Treasury    Paid-In    Comprehensive     Income
(Millions)                             Stock           Stock        Deficit        Stock      Capital    Income (Loss)*    (Loss)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996           $ 1,425.2         $1.8       $  (836.1)     $(16.3)    $1,429.5      $(390.1)
Conversions to common stock                  (.1)          .7                                    606.0
Issuance of stock under stock
  option and other plans                                                              4.0          8.6
Issuance of preferred stock                 13.1
Net loss                                                               (852.9)                                              $(852.9)
Other comprehensive income -
 translation adjustments                                                                                      (58.0)          (58.0)
                                                                                                                              -----
Comprehensive loss                                                                                                          $(910.9)
                                                                                                                              -----
Dividends                                                              (113.1)
Unearned compensation                                                                              3.0
Tax benefit related to stock plans                                                                 1.5
Other                                                                                  .1          1.0
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997             1,438.2          2.5        (1,802.1)      (12.2)     2,049.6        (448.1)
Conversions to common stock                  (.1)                                                   .5
Conversion of shareholder notes              6.6
Issuance of stock under stock
 option and other plans                                    .1                       (11.4)        90.2
Net income                                                              376.4                                               $ 376.4
Other comprehensive income-
 translation adjustments                                                                                      (83.5)          (83.5)
                                                                                                                              -----
Comprehensive income                                                                                                        $ 292.9
                                                                                                                              -----
Dividends                                                              (106.5)
Unearned compensation                                                                              4.8
Tax benefit related to stock plans                                                                30.6
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998             1,444.7          2.6        (1,532.2)      (23.6)     2,175.7       (531.6)
Conversions to common stock             (1,245.3)          .4                                  1,271.2
Redemption of preferred stock             (197.0)
Issuance of stock under stock
 option and other plans                                    .1                       (17.8)       103.4
Net income                                                              510.7                                               $ 510.7
Other comprehensive income-
 translation adjustments                                                                                      (38.8)          (38.8)
                                                                                                                              -----
Comprehensive income                                                                                                        $ 471.9
                                                                                                                              -----
Dividends                                                               (32.9)
Unearned compensation
Tax benefit related to stock plans                                                                66.1
Other                                       (2.4)
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999           $     -           $3.1       $(1,054.4)     $(41.4)    $3,616.4      $(570.4)
------------------------------------------------------------------------------------------------------------------------------------

*Entire amount relates to foreign currency translation adjustments.

 See notes to consolidated financial statements.

UNISYS CORPORATION


Notes to Consolidated Financial Statements

1. Summary of significant accounting policies

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

Properties and depreciation. Properties are carried at cost and are depreciated over the estimated lives of such assets using the straight-line method. Outsourcing equipment is depreciated over the shorter of the asset lives or the terms of the contract. For other classifications of properties, the principal rates used are summarized below:

                                           Rate per Year (%)
                                           ----------------
Buildings                                        2-5
Machinery and office equipment                   5-25
Rental equipment                                 25


Advertising costs. The company expenses all advertising costs as they are incurred. The amount charged to expense during 1999, 1998, and 1997 was $48.6, $48.2, and $53.1 million, respectively.

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

Marketable software. The cost of development of computer software to be sold or leased incurred subsequent to establishment of technological feasibility is capitalized and amortized to cost of sales over the estimated revenue-producing lives of the products, but not in excess of three years following product release.

Translation of foreign currency. The local currency is the functional currency for most of the company's international subsidiaries and, as such, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year. Translation adjustments resulting from changes in exchange rates are reported in other comprehensive income. Exchange gains and losses on foreign currency swaps designated as hedges of international net asset investments and exchange gains and losses on intercompany balances of a long-term investment nature are also reported in other comprehensive income.

     For those international subsidiaries operating in hyper-inflationary economies, the U.S. dollar is the functional currency and, as such, non-monetary assets and liabilities are translated at historical exchange rates and monetary assets and liabilities are translated at current exchange rates. Exchange gains and losses arising from translation are included in other income (expense), net.

Derivative financial instruments. The derivative financial instruments used by the company are foreign exchange forward contracts, foreign exchange options, foreign currency swaps and interest rate swaps. The company does not hold or issue derivatives for speculative trading purposes.

     For those financial instruments involving foreign exchange, no impact on financial position or results of operations would result from a change in the underlying exchange rate. All of the company's foreign currency contracts and options have been designated as and are effective as hedges against specific exposures and have been accounted for as such. Therefore, a change in the derivative's value would be offset by an opposite change in the hedged exposure.

     The company has interest rate and foreign currency swaps. In the interest rate swaps, the company receives payments based on a U.S. fixed rate of interest and pays interest based on a foreign currency denominated floating rate. Over the terms of these agreements, the difference between what the company receives and pays for the interest rate swaps is recognized in interest expense. The company uses the foreign currency swaps in order to hedge the foreign currency exposure of its net investments in foreign subsidiaries and equity investments. The currency effects of the hedges are reflected in accumulated other comprehensive income (loss), thereby offsetting a portion of the foreign currency translation of net assets.

     The company monitors its risks in derivative transactions by periodically assessing the cost of replacing, at market rates, those contracts in the event of default by the counterparty. The company believes such risk to be remote. In addition, before entering into derivative contracts, and periodically during the life of the contract, the company reviews the counterparties' financial condition.

     Gains or losses on foreign exchange forward contracts and the cost of foreign currency options are deferred in current liabilities and other current assets, respectively. The cost of options is reported in income ratably over the option term, and any gains thereon as well as any gains or losses on foreign exchange contracts are recognized in income (either in revenue or cost of revenue) when the transactions being hedged are recognized. Cash flows on such instruments are reported in investing activities as proceeds or purchases of investments.

     If the criteria for hedge accounting discussed above were not met, gains or losses on these instruments would be included in income currently and would not be deferred. If a derivative financial instrument is terminated before the transaction date of the hedged transaction, any deferred gain or loss would continue to be deferred until the transaction date. If an expected transaction is no longer likely to occur, any deferred gains or losses on financial instruments that hedge such a transaction would be reported in income immediately.

2 Earnings per share

The following table shows how earnings per share was computed for the three years ended December 31, 1999.

------------------------------------------------------------------------------------------------------------------------------------

Year ended December 31
(Millions, except per share data)                                                 1999                  1998                1997
---------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share computation
Income (loss) before extraordinary item                                         $ 522.8               $ 376.4            $ (852.9)
Less dividends on preferred shares                                                (36.7)               (106.5)             (111.1)
                                                                                -------------------------------------------------
Income (loss) available to common stockholders before extraordinary item          486.1                 269.9              (964.0)
Extraordinary item                                                                (12.1)
                                                                                -------------------------------------------------
Net income (loss) available to common stockholders                              $ 474.0               $ 269.9            $ (964.0)
                                                                                -------------------------------------------------
Weighted average shares (thousands)                                             287,290               253,335             183,550
                                                                                -------------------------------------------------
Basic earnings per share
Before extraordinary item                                                       $  1.69               $  1.07            $  (5.25)
Extraordinary item                                                                 (.04)
                                                                                -------------------------------------------------
Total                                                                           $  1.65               $  1.07            $  (5.25)
                                                                                -------------------------------------------------
Diluted earnings per share computation
Income (loss) available to common stockholders before extraordinary item        $ 486.1               $ 269.9            $ (964.0)
Plus interest expense on assumed conversion of
 8 1/4% Convertible Notes due 2006, net of tax                                       .3                   1.5
                                                                                -------------------------------------------------
Income (loss) available to common stockholders
  plus assumed conversions before extraordinary item                              486.4                 271.4              (964.0)
Extraordinary item                                                                (12.1)
                                                                                -------------------------------------------------
Net income (loss) available to common stockholders                              $ 474.3               $ 271.4            $ (964.0)
                                                                                -------------------------------------------------
Weighted average shares (thousands)                                             287,290               253,335             183,550
Plus incremental shares from assumed conversions:
     Preferred stock                                                                877                 1,350
     Employee stock plans                                                         9,835                11,164
     8 1/4% Convertible Notes due 2006                                              818                 3,994
                                                                                -------------------------------------------------
Adjusted weighted average shares                                                298,820               269,843             183,550
                                                                                -------------------------------------------------
Diluted earnings per share
Before extraordinary item                                                       $  1.63               $  1.01            $  (5.25)
Extraordinary item                                                                 (.04)
                                                                                -------------------------------------------------
Total                                                                           $  1.59               $  1.01            $  (5.25)
                                                                                -------------------------------------------------

The shares listed below were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented.

Year ended December 31 (thousands)                                                1999                  1998                1997
---------------------------------------------------------------------------------------------------------------------------------
Employee stock plans                                                              6,680                   101              22,792
Preferred stock                                                                                        47,448              48,800
8 1/4% convertible notes due 2006                                                                                           4,042
---------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


3    Acquisitions

During 1999, the company acquired the following companies: Datamec, a Brazilian application outsourcing company; Motay Electronics, a U.S.-based company that provides advanced automated burn-in systems and products to the semiconductor industry; and City Lifeline Systems Limited, a U.K.-based company that provides software and solutions for organizations trading in fixed income securities. These companies were acquired for an aggregate purchase price of approximately $60.0 million and were accounted for under the purchase method of accounting.

     During 1999, the company also acquired the following U.S. companies:
PulsePoint Communications, a developer of carrier-class enhanced services solutions for the communications industry; Tech Hackers, Inc., a developer of software tools and enterprise systems for securities trading and financial operations; and Publishing Partners International, Inc., a provider of advertising management software and services for the publishing industry. Approximately 2.9 million shares of the company's common stock were exchanged for all of the outstanding shares of these companies. These acquisitions were accounted for under the pooling of interests method of accounting and all prior periods were restated.

4    Accounting changes

In 1999, the Securities and Exchange Commission's staff issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on revenue recognition and had no effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which is effective for the year beginning January 1, 2001, establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires a company to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management is evaluating the impact this statement may have on the company's financial statements.

     As discussed in Note 5, effective December 31, 1997, the company elected to change its method of measuring goodwill impairment.

5    One-time charges

Strategic realignments. In the fourth quarter of 1997, the company recorded a pretax charge of $113.6 million, $103.7 million after tax, or $.56 per diluted common share. The charge was related to plans to discontinue the manufacturing and assembly of personal computers and low-end servers, and to dispose of a small, non-strategic technology product. The charge included (a) $64.9 million for work-force reductions of approximately 1,000 people (500 U.S.-based and 500 European-based), (b) $46.2 million for product and program discontinuances, and
(c) $2.5 million associated with facilities. A further breakdown of these costs is as follows (in millions of dollars):

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                             Personal         Non-Strategic
                                             Computers          Technology
Cost Category                  Total       Manufacturing         Product
------------------------------------------------------------------------------
Work-force reductions--
Europe                       $  54.5           $47.7              $ 6.8
U.S.                            10.4            10.4
                             -------------------------------------------------
Subtotal                        64.9            58.1                6.8
                             -------------------------------------------------

Products and Programs --
Provision for asset
write-downs                     15.0            13.7                1.3
Associated goodwill             33.7            18.3               15.4
Cumulative translation
adjustments                     (2.5)                              (2.5)
                             -------------------------------------------------
Subtotal                        46.2            32.0               14.2
                             -------------------------------------------------
Facilities (representing
provision for idle
lease costs)                    2.5                                 2.5
                             -------------------------------------------------
Total charge                 $113.6            $90.1              $23.5
--------------------------------------------------------------------------------

     Activity related to these 1997 restructuring actions during the years ended December 31, 1999, 1998 and 1997, was as follows:


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 Work-Force
(Millions)            Total     Reductions(1)    Products      Facilities
------------------------------------------------------------------------------
Total charge         $113.6       $ 64.9          $ 46.2          $ 2.5

Immediate
asset
write-downs           (31.2)                       (31.2)
                     ---------------------------------------------------------
Balance at
Dec. 31, 1997          82.4         64.9            15.0            2.5

Utilized              (40.0)       (32.0)           (8.0)

Other(2)              (20.8)       (18.3)                          (2.5)
                     ---------------------------------------------------------
Balance at
Dec. 31, 1998          21.6         14.6             7.0             -

Utilized              (12.1)        (7.3)           (2.9)          (1.9)

0ther(2)                 .5         (1.0)            (.7)           2.2
                     ---------------------------------------------------------
Balance at
Dec. 31, 1999        $ 10.0       $  6.3          $  3.4          $  .3
                     ---------------------------------------------------------
Expected future
utilization

2000                 $  6.4       $  3.6          $  2.8

2001 and
thereafter              3.6          2.7              .6          $  .3
------------------------------------------------------------------------------

(1)  Includes severance, notice pay, medical, and other benefits.

(2) Includes changes in estimates, reversals of excess reserves, translation adjustments, and additional provisions.

--------------------------------------------------------------------------------

     In 1998, there was a reduction in accrued work-force provisions, principally for the reversal of unneeded reserves due to approximately 150 voluntary terminations, and the favorable results of negotiations on termination indemnities relating principally to PC manufacturing personnel. In addition, as a result of the sale of the non-strategic technology product operations in 1998 on more favorable terms than originally anticipated, the company reversed $6.0 million of unneeded accruals, principally for termination indemnities for approximately 130 people.

     Cash expenditures in 1999 and 1998 relating to the above restructuring actions were $8.9 million and $32.6 million, respectively. Employee levels were reduced in 1999 and 1998 by 59 and 600 people, respectively, through termination actions, and, in addition, approximately 20 positions will be terminated in 2000 as certain support operations are phased out in completion of the original plan to discontinue PC manufacturing. The $6.3 million balance of the reserve at December 31, 1999 for work-force reductions represents amounts of termination indemnities expected to be paid for these actions.

Other restructuring actions

The amounts below relate principally to restructuring actions taken in 1995. In October 1995, the company announced that it would realign internally into three business units -- information services, support services, and computer systems -- each with its own marketing and sales organization. In the fourth quarter of 1995, in connection with this realignment, the company recorded a restructuring charge of $717.6 million. The charge initially covered (a) $436.6 million for work-force reductions of approximately 7,900 people including severance, notice pay, medical, and other benefits, (b) $218.6 million for consolidation of office facilities and manufacturing capacity, and (c) $62.4 million for costs associated with product and program discontinuances. Activity during the years ended December 31, 1999, 1998 and 1997 in the reserves related to these restructuring actions was as follows:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                  Work-Force
(Millions)            Total      Reductions(1)    Facilities(2)    Products
------------------------------------------------------------------------------
Balance at
Dec. 31, 1996       $ 433.9        $ 207.5           $192.3         $ 34.1
Utilized             (253.0)        (140.9)           (76.5)         (35.6)
Other(3)               (9.7)          (1.0)           (15.1)           6.4
                    ----------------------------------------------------------
Balance at
Dec. 31, 1997         171.2           65.6            100.7            4.9
Utilized              (87.3)         (48.0)           (36.0)          (3.3)
Other(3)                2.0           10.8             (8.3)           (.5)
                    ----------------------------------------------------------
Balance at
Dec. 31, 1998          85.9           28.4             56.4            1.1
Utilized              (36.7)         (15.8)           (20.4)           (.5)
Other(3)               (2.0)           3.6             (5.6)
                    ----------------------------------------------------------
Balance at
Dec. 31, 1999       $  47.2        $  16.2           $ 30.4         $   .6
                    ----------------------------------------------------------
Expected future
utilization:
2000                $  29.8        $  15.0           $ 14.2         $   .6

2001 and
thereafter             17.4            1.2             16.2             -
------------------------------------------------------------------------------

(1)  Includes severance, notice pay, medical, and other benefits.

(2)  Includes consolidation of office facilities and manufacturing capacity.

(3) Includes changes in estimates, reversals of excess reserves, translation adjustments, and additional provisions.

--------------------------------------------------------------------------------

     Cash expenditures associated with these restructuring actions in 1999, 1998 and 1997 were $35.7 million, $85.8 million and $178.7 million, respectively. Personnel reductions related to these restructuring actions during 1999, 1998 and 1997 were approximately 225, 300 and 2,600, respectively. The $16.2 million balance of the reserve at December 31, 1999 for work-force reductions represents the remaining balance of $12.2 million of extended payment severance packages for terminated employees and an accrual of $4.0 million for planned work-force reductions of approximately 100 people, which were identified in 1998 and late 1997 and which are expected to be completed by early 2001. The $30.4 million 1999 ending reserve balance for facility consolidations represents contractual obligations (reduced by sub-lease income) existing under long-term leases of vacated facilities.

Other charges. Effective December 31, 1997, the company elected to change its method of measuring goodwill impairment, which is reported as a change in accounting principle that is inseparable from a change in estimate. Prior to the change, when impairment indicators existed, goodwill was evaluated for impairment and any impairment would have been measured based on comparing the unamortized goodwill to projected undiscounted operating results. Under the company's new accounting method, any impairment of goodwill indicated by such comparison would be measured by discounting projected cash flows using a discount rate commensurate with the risks involved. If the estimate of the future discounted cash flows, net of the carrying amount of tangible net assets, is less than the carrying amount of goodwill, the difference would be charged to operations. When a goodwill impairment must be recognized, the company believes the discounted cash flow method is a better measurement of the remaining value of goodwill, considering the company's circumstances, particularly the rapid changes that continue to occur in the marketplace away from the proprietary technology and maintenance businesses, and the continuing declines in revenue and margins in these businesses.

     In the fourth quarter of 1997, the company recorded a charge of $883.6 million, or $4.81 per diluted common share, principally for the writeoff of goodwill related to the 1986 acquisition of Sperry Corporation. Yearly amortization of such goodwill was approximately $36 million.

     In connection with a strategic operations review in the fourth quarter of 1997, indicators of a potential impairment were identified, and the company concluded that it should test the remaining Sperry goodwill for recoverability. The most significant impairment indicator was an expected decline in Sperry-related revenue. The majority of Sperry-related revenue results from hardware and associated operating systems software. Since the acquisition of Sperry in 1986, experience has seen a shift from centralized processing to desktop computing with customer demand for open architectures. This shift in market demand led to industry-wide erosions in demand for mainframe systems and continued competitive pricing pressure. Another significant aspect to the decline in Sperry-related revenue is the continuing industry-wide erosion of proprietary maintenance revenue and margin streams. The company prepared an estimate of projected cash flows relating to the remaining Sperry businesses. The sum of these expected future undiscounted cash flows were less than the carrying amount of the remaining Sperry goodwill, which indicated the existence of an impairment loss. In preparing the cash flow analysis used by the company to measure goodwill impairment for Sperry, the following major assumptions were used: (1) the company's one year detail plan and its three-year strategic plan were used as a basis to project future results. (2) a risk-based rate of 17.3% was used to discount future cash flows, (3) a 6% compounded annual decline in Sperry-related revenue, (4) a continuation of declining gross profit margins, (5) expense levels were based on a percent of revenue, consistent with historical experience, and (6) a 40% effective income tax rate. The projections of Sperry-related cash flows were based on management's best estimate of future results. Actual results could differ materially from those estimates.

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

Summary. The 1997 restructuring and other charges were recorded in the following statement of income classifications: Cost of revenue, $57.1 million; selling, general and administrative expenses, $12.3 million; research and development expenses, $4.9 million; impairment charges, $922.9 million; and other income (expense), net, $42.0 million.

6    Accounts receivable and inventories

Accounts and notes receivable, net include unbilled accounts receivable, for which revenue has been recorded under the percentage of completion method, at December 31, 1999 and 1998 of $217.8 million and $184.8 million, respectively.

     Inventories comprise the following:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

December 31 (Millions)                            1999            1998
-----------------------------------------------------------------------

Parts and finished equipment                     $236.8          $264.1
Work in process and materials                     136.1           206.9
                                                 ----------------------
Total inventories                                $372.9          $471.0
-----------------------------------------------------------------------
--------------------------------------------------------------------------------

     At December 31, 1999 and 1998, work in process inventories included $33.3 and $85.9 million, respectively, of costs related to long-term contracts.


7    Estimated income taxes

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Year ended December 31 (Millions)         1999          1998           1997
------------------------------------------------------------------------------
Income (loss) before income taxes
    United States                        $485.4        $ 397.8        $(960.4)
    Foreign                               284.9          196.4          212.3
                                         -------------------------------------
Total income (loss) before
 income taxes                            $770.3        $ 594.2        $(748.1)
------------------------------------------------------------------------------
Estimated income taxes (benefit)
    Current
     United States                       $ 22.3        $  26.7        $  28.0
     Foreign                              112.1           51.8           69.0
     State and local                       10.5           23.3           23.1
                                         -------------------------------------
     Total                                144.9          101.8          120.1
                                         -------------------------------------
    Deferred
     United States                         75.7          115.2          (21.9)
     Foreign                               24.4             .7            6.8
     State and local                        2.5             .1            (.2)
                                         -------------------------------------
     Total                                102.6          116.0          (15.3)
                                         -------------------------------------
Total estimated income taxes             $247.5        $ 217.8        $ 104.8
------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Following is a reconciliation of estimated income taxes at the United States statutory tax rate to estimated income taxes as reported:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Year ended December 31 (Millions)             1999         1998        1997
----------------------------------------------------------------------------
United States statutory income
 tax (benefit)                               $269.6       $208.0     $(261.8)
Difference in estimated income
 taxes on foreign earnings, losses,
 and remittances                                3.8        (46.1)      (35.7)
State taxes                                     9.3         15.1        14.8
Tax refund claims, audit issues,
 and other matters                            (18.0)        31.2        42.7
Amortization of goodwill                        2.3          1.8       335.1
U.S. tax law change                           (22.0)
Other                                           2.5          7.8         9.7
                                             -------------------------------
Estimated income taxes                       $247.5       $217.8     $ 104.8
----------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 1999 and 1998, were as follows:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

December 31 (Millions)                      1999          1998
----------------------------------------------------------------
Deferred tax assets
Capitalized research and
 development                               $  596.1     $  591.6
Tax loss carryforwards                        254.2        282.9
Foreign tax credit carryforwards              114.4        232.3
Other tax credit carryforwards                243.3        140.7
Prepayments                                   138.5        109.7
Postretirement benefits                        82.4         91.0
Employee benefits                              88.5         64.2
Depreciation                                   46.3         60.8
Restructuring                                  38.2         50.7
Other                                         281.7        239.0
                                           ---------------------
                                            1,883.6      1,862.9
Valuation allowance                          (308.7)      (354.5)
                                           ---------------------
Total deferred tax assets                  $1,574.9     $1,508.4
                                           =====================
Deferred tax liabilities
Pensions                                   $  424.1     $  337.3
Other                                          75.3        110.0
                                           ---------------------
Total deferred tax liabilities             $  499.4     $  447.3
                                           ---------------------
Net deferred tax asset                     $1,075.5     $1,061.1
----------------------------------------------------------------
--------------------------------------------------------------------------------

     SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. During 1999, the net decrease in the valuation allowance was $45.8 million. Included in this decrease was a one-time tax benefit of $22.0 million, or $.07 per diluted common share, related to a new U.S. Treasury income tax regulation pertaining to the use of net operating loss carryforwards of acquired companies.

     Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $790.0 million at December 31, 1999. Such earnings are expected to be reinvested indefinitely. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practicable. The additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be substantially offset by U.S. tax credits for foreign taxes already paid. While there are no specific plans to distribute the undistributed earnings in the immediate future, where economically appropriate to do so, such earnings may be remitted.

     Cash paid during 1999, 1998, and 1997 for income taxes was $96.6, $92.7, and $80.0 million, respectively.

     At December 31, 1999, the company has U.S. federal and state and local tax loss carryforwards and foreign tax loss carryforwards for certain foreign subsidiaries, the tax effect of which is approximately $254.2 million. These carryforwards will expire as follows (in millions): 2000, $8.6; 2001, $7.4; 2002, $7.5; 2003, $12.1; 2004, $10.4; and $208.2 thereafter. The company also has available tax credit carryforwards of approximately $357.7 million, which will expire as follows (in millions): 2000, $9.0; 2001, $62.0; 2002, $56.6;
2003, $7.2; 2004, $7.5; and $215.4 thereafter.

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

     The company is currently contesting issues before the Internal Revenue Service in connection with Sperry Corporation for the years ended March 31, 1982, through September 16, 1986. In management's opinion, adequate provisions for income taxes have been made for all years.

8    Properties

Properties comprise the following:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

December 31 (Millions)                     1999              1998
-------------------------------------------------------------------
Land                                     $    8.4          $   10.3
Buildings                                   164.4             166.4
Machinery and office equipment            1,323.0           1,261.1
Rental and outsourcing
  equipment                                 227.2             296.8
                                         --------------------------
Total properties                         $1,723.0          $1,734.6
-------------------------------------------------------------------
--------------------------------------------------------------------------------

9    Investments at equity

Substantially all of the company's investments at equity consist of Nihon Unisys, Ltd., a Japanese company ("NUL"). At December 31, 1999, the company owned approximately 28.6% of NUL's common stock that has a fair market value of approximately $1.1 billion. The company has approximately $157 million of retained earnings that represents undistributed earnings of NUL.


10   Long-term debt

Long-term debt comprises the following:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

December 31 (Millions)                      1999             1998
--------------------------------------------------------------------------------
12% senior notes due 2003                  $399.5          $  425.0
11 3/4% senior notes due 2004*              334.2             450.0
7 7/8% senior notes due 2008*               200.0             200.0
8 1/4% convertible subordinated
 notes                                                         27.0
Other, net of unamortized
 discounts                                   39.4               8.8
                                           ------------------------
Total                                       973.1           1,110.8
Less -- Current maturities                   22.9               4.1
                                           ------------------------
Total long-term debt                       $950.2          $1,106.7
-------------------------------------------------------------------
*See interest rate swap discussion below.


     Total long-term debt maturities in 2000, 2001, 2002, 2003, and 2004 are $22.9, $17.9, $.3, $399.7, and $334.4 million, respectively.

     Cash paid during 1999, 1998, and 1997 for interest was $141.5, $185.6, and $253.1 million, respectively.

     As discussed in Note 13, the company entered into interest rate swaps that convert the interest rate on the company's $200 million 7 7/8% senior notes due 2008 and $200 million of its 11 3/4% senior notes due 2004 to a U.S. floating rate. Under foreign currency swaps, the effective interest rate on these principal balances is Japanese libor plus .40% (.59% at December 31, 1999) and euro libor plus 4.71% (8.05% at December 31, 1999), respectively.

     In March 1999, the remaining outstanding balance of $27 million of the 8 1/4% convertible subordinated notes due 2006 were converted into 3.9 million shares of the company's common stock.

     During 1999, the company repurchased $115.8 million principal amount of its 11 3/4% senior notes due 2004 and $25.5 million principal amount of its 12% senior notes due 2003 at a cost of $157.4 million. As a result, the company recorded an extraordinary charge of $12.1 million, net of $6.5 million of income tax benefits, or $.04 per diluted common share.

     The company has a $400 million credit agreement expiring June 2001. As of December 31, 1999, there were no borrowings outstanding under the facility and the entire $400 million was available for borrowings. The company pays commitment fees on the total amount of the facility. In addition, the company has access to certain uncommitted lines of credit from U.S. banks and international subsidiaries maintain short-term credit arrangements with banks in accordance with local customary practice.


11   Other accrued liabilities

Other accrued liabilities (current) comprise the following:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

December 31 (Millions)                                  1999            1998
------------------------------------------------------------------------------
Payrolls and commissions                              $  360.9        $  334.3
Customers' deposits and
 prepayments                                             522.0           629.5
Taxes other than income taxes                            113.5           133.0
Restructuring *                                           36.2            70.7
Other                                                    150.5           140.7
                                                      ------------------------
Total other accrued liabilities                       $1,183.1        $1,308.2
------------------------------------------------------------------------------
* At December 31, 1999 and 1998, an additional $21.0 million and $36.8 million, respectively, was reported in other liabilities (long term) on the consolidated balance sheet.
--------------------------------------------------------------------------------


12   Leases

Rental expense, less income from subleases, for 1999, 1998, and 1997 was $139.0, $147.4, and $155.3 million, respectively.

     Minimum net rental commitments under noncancelable operating leases outstanding at December 31, 1999, substantially all of which relate to real properties, were as follows: 2000, $134.8 million; 2001, $112.1 million; 2002, $86.7 million; 2003, $64.3 million; 2004, $49.4 million; and thereafter, $304.7 million. Such rental commitments have been reduced by minimum sublease rentals of $84.7 million due in the future under noncancelable subleases.

13   Financial instruments

The company uses derivative financial instruments to manage its exposure to market risks from changes in foreign currency exchange and interest rates. The derivative instruments used are foreign exchange forward contracts, foreign exchange options, interest rate swaps and foreign currency swaps.

     Due to its foreign operations, the company is exposed to the effects of foreign currency exchange rate fluctuations on the U.S. dollar. Foreign exchange forward contracts and options generally having maturities of less than nine months are entered into for the sole purpose of hedging certain royalty income and cost exposures.

     The cost of foreign currency options is recorded in other current assets in the consolidated balance sheet. At December 31, 1999, such amount was $3.5 million. When the U.S. dollar strengthens against foreign currencies, the decline in value of the underlying exposures is partially offset by gains in the value of purchased currency options designated as hedges. When the U.S. dollar weakens, the increase in the value of the underlying exposures is reduced only by the premium paid to purchase the options. The cost of options is reported in income ratably over the option term, and any gains thereon are reported in income when the related transactions being hedged (generally within 12 months) are recognized.

     The company also enters into foreign exchange forward contracts. Gains and losses on such contracts are deferred and included in current liabilities until the corresponding transaction is recognized. At December 31, 1999, the company had a total of $264.7 million (of notional value) of such contracts, $237.0 million to sell foreign currencies, and $27.7 million to buy foreign currencies. At December 31, 1998, the company had a total of $192.3 million (of notional value) of foreign exchange forward contracts, $181.9 million to sell foreign currencies, and $10.4 million to buy foreign currencies. At December 31, 1999, a realized net loss on such contracts of approximately $5.6 million was deferred and included in current liabilities. Gains or losses on foreign exchange forward contracts are reported in income when the related transactions being hedged (principally within three months) are recognized.

     In 1999, the company entered into interest rate and currency swaps for Japanese yen and euros. In the currency swaps, the company is obligated to deliver on April 1, 2008, 23.2 billion yen in exchange for $200 million and is obligated to deliver on October 15, 2004, 194.4 million euros in exchange for $200 million. At December 31, 1999, the company had a payable of $22.5 million included in other liabilities (long term) related to these currency swaps. Over the terms of these swaps, the company receives payments based on a U.S. fixed rate of interest and pays interest based on a foreign currency denominated floating rate. The difference between what the company receives and pays for the interest rate swaps is recognized over the life of the agreements in interest expense. The company has designated the currency swaps as hedges of the foreign currency exposure on its net investments in foreign subsidiaries and equity investments. The currency effects of these hedges are reflected in accumulated other comprehensive income (loss) thereby offsetting a portion of the foreign currency translation of net assets.

     Financial instruments comprise the following:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

December 31 (Millions)                                 1999           1998
----------------------------------------------------------------------------
Outstanding:
 Long-term debt                                      $  973.1       $1,110.8
 Foreign exchange forward contracts*                    264.7          192.3
 Foreign exchange options*                              288.2          262.2
 Interest rate swaps*                                   400.0             --
 Foreign currency swaps *                               400.0             --
                                                     -----------------------
Estimated fair value:
 Long-term debt                                      $1,021.2       $1,352.0
 Foreign exchange forward contracts                      (1.9)          (1.5)
 Foreign exchange options                                 8.4            2.8
 Interest rate swaps                                      3.4             --
 Foreign currency swaps                                 (27.2)            --
----------------------------------------------------------------------------
*notional value
--------------------------------------------------------------------------------

     Financial instruments also include temporary cash investments and customer accounts receivable. Temporary investments are placed with creditworthy financial institutions, primarily in over-securitized treasury repurchase agreements, Euro-time deposits, or commercial paper of major corporations. At December 31, 1999, the company's cash equivalents principally have maturities of less than one month. Due to the short maturities of these instruments, they are carried on the balance sheet at cost plus accrued interest, which approximates market value. Realized gains or losses during 1999 and 1998, as well as unrealized gains or losses at December 31, 1999, were immaterial. Receivables are due from a large number of customers that are dispersed worldwide across many industries. At December 31, 1999 and 1998, the company had no significant concentrations of credit risk.

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

15   Segment information

The company has two business segments: Services and Technology. The products and services of each segment are marketed throughout the world to commercial businesses and governments. The major service and product lines by segment are as follows: Services -- systems integration, including industry and custom solutions, outsourcing, network services, and multivendor maintenance; Technology -- enterprise-class servers, specialized technologies, and personal computers.

     The accounting policies of each business segment are the same as those described in the summary of significant accounting policies, except for warranty obligations related to company-manufactured PCs in the Technology business segment. For segment reporting purposes, prior to 1998, such costs are accounted for on a cash basis, whereas on a total company basis, such costs are accounted for on an accrual basis. In 1998, the company outsourced the manufacture of such products and any warranty costs related to company-manufactured PCs are considered corporate costs. The effect of the difference between the cash and accrual basis in 1997 was immaterial. Intersegment sales and transfers are priced as if the sales or transfers were to third parties. The company evaluates business segment performance on operating income exclusive of restructuring charges and unusual and nonrecurring items. All corporate and centrally incurred costs are allocated to the business segments based principally on assets, revenue, employees, square footage, or usage.

     Corporate assets are principally cash and cash equivalents, prepaid pension assets, and deferred income taxes. The expense or income related to corporate assets are allocated to the business segments. In addition, corporate assets include an offset for accounts receivable that have been recorded as sales in accordance with SFAS No. 125 because such receivables are included in the assets of the business segments.

     No single customer accounts for more than 10% of revenue. Revenue from various agencies of the U.S. Government, which is reported in both business segments, approximated $865, $917, and $791 million in 1999, 1998, and 1997, respectively.

     A summary of the company's operations by business segment for 1999, 1998, and 1997 is presented below:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(Millions of dollars)           Total        Corporate     Services   Technology
--------------------------------------------------------------------------------
1999
------
Customer revenue              $7,544.6                    $ 5,287.0   $ 2,257.6
Intersegment                                $  (577.5)         65.6       511.9
                              --------------------------------------------------
Total revenue                 $7,544.6      $  (577.5)    $ 5,352.6   $ 2,769.5
                              --------------------------------------------------
Operating income
 (loss)                       $  960.7      $   (23.6)    $   421.0   $   563.3
Depreciation and
 amortization                    265.2                        115.1       150.1
Total assets                   5,889.7        2,754.9       1,991.8     1,143.0
Investments at
 equity                          225.5            1.8                     223.7
Capital expenditures
 for properties                  219.6           59.9          97.8        61.9

1998
------
Customer revenue              $7,243.9                    $ 4,944.8   $ 2,299.1
Intersegment                                $  (511.2)         73.7       437.5
                              --------------------------------------------------
Total revenue                 $7,243.9      $  (511.2)    $ 5,018.5   $ 2,736.6
                              --------------------------------------------------
Operating income
 (loss)                       $  799.0      $   (45.3)    $   332.3   $   512.0
Depreciation and
 amortization                    270.4                         88.1       182.3
Total assets                   5,613.2        2,717.8       1,837.6     1,057.8
Investments at
 equity                          184.6            2.1                     182.5
Capital expenditures
 for properties                  209.1           44.2          86.5        78.4

1997
------
Customer revenue              $6,662.9                    $ 4,307.9   $ 2,355.0
Intersegment                                $  (483.8)         70.0       413.8
                              --------------------------------------------------
Total revenue                 $6,662.9      $  (483.8)    $ 4,377.9   $ 2,768.8
                              --------------------------------------------------

Operating income
 (loss)                       $ (408.4)     $(1,001.1)    $   148.6   $   444.1
Depreciation and
 amortization                  1,220.2          952.2          90.1       177.9
Total assets                   5,631.6        2,791.0       1,573.7     1,266.9
Investments at
 equity                          215.7            9.9                     205.8
Capital expenditures
 for properties                  184.0                         81.8       102.2
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Presented below is a reconciliation of total business segment operating income to consolidated income (loss) before income taxes:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Year ended December 31
(Millions)                              1999          1998           1997
---------------------------------------------------------------------------
Total segment operating
 income                               $ 984.3        $ 844.3        $ 592.7
Interest expense                       (127.8)        (171.7)        (233.2)
Other income (expense), net             (62.6)         (33.1)        (106.5)
Impairment charges                                                   (922.9)
Other special charges                                                 (74.3)
Corporate and eliminations              (23.6)         (45.3)          (3.9)
                                      -------------------------------------
 Total income (loss) before
  income taxes                        $ 770.3        $ 594.2        $(748.1)
---------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Presented below is a reconciliation of total business segment assets to consolidated assets:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

December 31 (Millions)                   1999           1998           1997
---------------------------------------------------------------------------
Total segment assets                  $3,134.8      $2,895.4       $2,840.6
Cash and cash equivalents                464.0         616.4          824.2
Prepaid pension assets                   975.9         833.8          762.4
Deferred income taxes                  1,128.3       1,123.2        1,127.1
Elimination for sale of
 receivables                             (30.7)        (28.4)        (125.9)
Other corporate assets                   217.4         172.8          203.2
                                      -------------------------------------
Total assets                          $5,889.7      $5,613.2       $5,631.6
---------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Geographic information about the company's revenue, which is principally based on location of the selling organization, and properties, is presented below:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(Millions)                             1999          1998           1997
---------------------------------------------------------------------------
Revenue
 United States                        $3,357.9      $3,154.3       $2,732.4
 Foreign                               4,186.7       4,089.6        3,930.5
                                      -------------------------------------
  Total                               $7,544.6      $7,243.9       $6,662.9
                                      -------------------------------------
Properties, net
 United States                        $  367.2      $  322.3       $  312.7
 United Kingdom                           64.2          56.2           53.5
 Brazil                                   38.8          61.9           67.9
 Other foreign                           150.6         145.0          152.4
                                      -------------------------------------
  Total                               $  620.8      $  585.4       $  586.5
---------------------------------------------------------------------------
--------------------------------------------------------------------------------


16   Employee plans

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

     Restricted stock and restricted stock units have been granted and are subject to forfeiture until the expiration of a specified period of service commencing on the date of grant. Compensation expense resulting from the awards is charged to income ratably from the date of grant until the date the restrictions lapse and is based on fair market value at the date of grant. During the years ended December 31, 1999, 1998, and 1997, $2.5, $6.0, and $6.4 million was charged to income, respectively.

     Effective July 1, 1998, the company implemented a world-wide Employee Stock Purchase Plan ("ESPP"), which enables substantially all regular employees to purchase shares of the company's common stock through payroll deductions of up to 10% of eligible pay. The price the employee pays is 85% of the market price at the beginning or end of a calendar quarter, whichever is lower. During the years ended December 31, 1999 and 1998, employees purchased shares, all of which were newly issued shares, for which $35.1 million and $5.6 million was paid to the company, respectively.

     U.S. employees are eligible to participate in an employee savings plan. Under this plan, a percentage of the employee's pay may be contributed to various investment alternatives. Effective July 1, 1998, a company match for up to 1% of pay was reinstituted. Effective January 1, 2000 such company match was increased to 2%. The match consists of the company contributing newly issued shares of its common stock to the plan. The charge to income, related to such company match, for the years ended December 31, 1999 and 1998 was $8.2 million and $4.1 million, respectively.

     The company applies APB Opinion 25 for its stock plans and the disclosure-only option under SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense is recognized for stock options granted and for common stock purchases under the ESPP.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the company had accounted for its stock plans under the fair value method of SFAS No. 123. The fair value of stock options is estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1999, 1998, and 1997, respectively: risk-free interest rates of 5.14%, 5.67%, and 6.59%, volatility factors of the expected market price of the company's common stock of 55%, a weighted average expected life of the options of five years, and no dividends.

     For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period. The company's pro forma net income (loss) for the years ended December 31, 1999, 1998, and 1997, respectively, follows: 1999, $472.2 million, or income of $1.46 per diluted share; 1998, $361.6 million, or income of $.95 per diluted share; and 1997, $(858.1) million, or a loss of $5.28 per share.

A summary of the status of stock option activity follows:


---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Year ended December 31
(Shares in thousands)                        1999                             1998                             1997
-----------------------------------------------------------     ----------------------------     ----------------------------
                                             Weighted Avg.                    Weighted Avg.                    Weighted Avg.
                                 Shares      Exercise Price     Shares        Exercise Price     Shares        Exercise Price
                                ---------------------------     ----------------------------     ----------------------------
Outstanding at
 beginning of year               18,252          $13.28         20,439           $ 9.90          18,332            $10.32
Granted                           6,981           30.54          5,492            23.14           5,327              7.79
Exercised                        (4,649)          11.28         (6,842)           10.76            (944)             8.45
Forfeited and expired            (1,426)          17.05           (837)           14.05          (2,276)             9.60
                                ---------------------------     ----------------------------     ----------------------------
Outstanding at end of year       19,158           19.74         18,252            13.28          20,439              9.90
                                ---------------------------     ----------------------------     ----------------------------
Exercisable at end of year        6,138           11.39          7,547            10.50          11,297             11.42
                                ---------------------------     ----------------------------     ----------------------------
Shares available for granting
 options at end of year           2,601                          4,592                            4,058
                                ---------------------------     ----------------------------     ----------------------------
Weighted average fair value
 of options granted during
 the year                                        $15.95                          $12.79                            $ 4.38


December 31, 1999
(Shares in thousands)                   Outstanding                                                Exercisable
 ---------------------------------------------------------------------------            ---------------------------------
Exercise                                  Average              Average                                       Average
Price Range            Shares             Life *             Exercise Price               Shares           Exercise Price
----------------------------------------------------------------------------            ---------------------------------
$4-11                   5,492              6.25                 $ 6.95                     3,332               $ 7.37
$11-30                  6,986              7.31                  19.12                     2,718                15.39
$30-82                  6,680              9.31                  30.90                        88                40.18
                       -----------------------------------------------------            ---------------------------------
Total                  19,158              7.70                  19.74                     6,138                11.39
-------------------------------------------------------------------------------------------------------------------------
*Average contractual remaining life in years
---------------------------------------------------------------------------------------------------------------------------------

Retirement benefits

Retirement plans funded status and amounts recognized in the company's consolidated balance sheet at December 31, 1999 and 1998, follows:


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


                                                                      U.S. Plans                             International Plans
                                                               ------------------------                     ---------------------
December 31 (Millions)                                            1999          1998                         1999         1998
---------------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation
  Benefit obligation at beginning of year                      $3,684.1       $3,543.7                      $811.7       $685.4
  Service cost                                                     39.3           35.7                        18.0         15.3
  Interest cost                                                   251.3          248.3                        51.5         45.8
  Plan participants' contributions                                                                            10.2          9.7
  Plan amendments                                                                   .6                                      3.0
  Actuarial (gain) loss                                          (234.5)         105.8                        16.3         76.5
  Benefits paid                                                  (249.1)        (250.0)                      (35.9)       (34.5)
  Effect of settlements/curtailments                                                                           1.1
  Foreign currency translation adjustments                                                                   (66.9)        10.5
  Other                                                                                                       38.2
                                                               ------------------------------------------------------------------
  Benefit obligation at end of year                            $3,491.1       $3,684.1                      $844.2       $811.7
---------------------------------------------------------------------------------------------------------------------------------

Change in plan assets
  Fair value of plan assets at beginning of year               $4,459.1       $4,107.1                      $877.9       $789.3
  Actual return on plan assets                                    831.0          597.2                       113.8         86.6
  Employer contribution                                             4.5            4.8                        15.3         13.9
  Plan participants' contributions                                                                            10.2          9.7
  Benefits paid                                                  (249.1)        (250.0)                      (35.9)       (34.5)
  Foreign currency translation adjustments                                                                   (73.2)        10.6
  Other                                                                                                       51.2          2.3
                                                               ------------------------------------------------------------------
  Fair value of plan assets at end of year                     $5,045.5       $4,459.1                      $959.3       $877.9
---------------------------------------------------------------------------------------------------------------------------------

Funded status                                                  $1,554.4       $  775.0                      $115.1       $ 66.2
  Unrecognized net actuarial (gain) loss                         (660.0)          13.1                       (34.4)       (17.8)
  Unrecognized prior service (benefit) cost                       (20.0)         (28.0)                        7.6          9.1
  Unrecognized net obligation at date of adoption                    .8            1.5                          .7          1.0
                                                               ------------------------------------------------------------------
  Prepaid pension cost                                         $  875.2       $  761.6                      $ 89.0       $ 58.5
---------------------------------------------------------------------------------------------------------------------------------

Amounts recognized in the statement of
   financial position consist of:
  Prepaid pension cost                                         $  875.2       $  761.6                      $100.7       $ 72.2
  Other liabilities                                                                                          (11.7)       (13.7)
                                                               ------------------------------------------------------------------
                                                               $  875.2       $  761.6                      $ 89.0       $ 58.5
---------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------



     The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets was as follows (in millions of dollars): $187.2 million, $178.1 million, and $108.2 million at December 31, 1999; and $92.0 million, $86.2 million, and $13.3 million at December 31, 1998.

Net periodic pension costs for 1999, 1998, and 1997 includes the following components:

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


                                                                   U.S. Plans                           International Plans
                                                      ------------------------------------      ------------------------------------

Year ended December 31 (Millions)                      1999           1998         1997            1999          1998        1997
------------------------------------------------------------------------------------------------------------------------------------

Service cost                                          $  39.3        $  35.7      $  33.4       $    18.0        $ 15.3      $ 14.2
Interest cost                                           251.3          248.3        247.3            51.5          45.8        42.8
Expected return on plan assets                         (395.4)        (356.5)      (332.6)          (67.4)        (56.8)      (53.7)
Amortization of prior service (benefit) cost             (6.3)          (6.6)        (7.3)            1.0            .8          .7
Amortization of asset or liability at adoption             .7             .7           .7              .1                        .1
Recognized net actuarial loss (gain)                      1.4           23.7         23.6             2.8           (.1)       (1.8)
Settlement/curtailment (gain) loss                                       (.4)        (2.8)            1.1                        .4
                                                      ------------------------------------------------------------------------------

Net periodic pension (income) cost                    $(109.0)       $ (55.1)     $ (37.7)      $     7.1        $  5.0      $  2.7
------------------------------------------------------------------------------------------------------------------------------------


Weighted-average assumptions as of December 31 were as follows:

Discount rate                                            7.75%          7.00%        7.25%           6.35%         6.36%       6.77%

Rate of compensation increase                            5.40%          5.40%        5.40%           3.81%         4.07%       3.74%

Expected long-term rate of return on assets             10.00%         10.00%       10.00%           8.44%         8.23%       8.25%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------



Other postretirement benefits

A reconciliation of the benefit obligation, fair value of the plan assets, and the funded status of the postretirement medical plan at December 31, 1999 and 1998, follows:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

December 31 (Millions)                               1999            1998
----------------------------------------------------------------------------
Change in benefit obligation
 Benefit obligation at beginning of year            $ 225.8         $ 227.4
 Interest cost                                         14.9            15.5
 Plan participants' contributions                      23.8            24.6
 Actuarial loss (gain)                                  1.5            (2.1)
 Benefits paid                                        (43.1)          (39.6)
 Effect of settlement/curtailment                      (5.5)
                                                    ------------------------
Benefit obligation at end of year                   $ 217.4         $ 225.8
                                                    ------------------------
Change in plan assets
 Fair value of plan assets at beginning
  of year                                           $  13.3         $  15.4
 Actual return on plan assets                           (.1)            1.0
 Employer contributions                                19.5            11.9
 Plan participants' contributions                      23.8            24.6
 Benefits paid                                        (43.1)          (39.6)
                                                    ------------------------
Fair value of plan assets at end of year            $  13.4         $  13.3
                                                    ------------------------
Funded status                                       $(204.0)        $(212.5)
Unrecognized net actuarial loss                        12.1            16.8
Unrecognized prior service benefit                    (13.6)          (22.9)
                                                    ------------------------
Accrued benefit cost                                $(205.5)        $(218.6)
----------------------------------------------------------------------------
--------------------------------------------------------------------------------


    Net periodic postretirement benefit cost for 1999, 1998, and 1997 follows:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Year ended December 31 (Millions)               1999         1998        1997
------------------------------------------------------------------------------
Interest cost                                  $14.9        $15.5       $16.3
Expected return on plan assets                   (.4)        (1.1)       (1.8)
Amortization of prior
 service benefit                                (2.2)        (2.7)       (2.7)
Recognized net actuarial loss                     .6           .6         1.2
Settlement/curtailment gain                     (6.5)
                                               -------------------------------
Net periodic benefit cost                      $ 6.4        $12.3       $13.0
                                               -------------------------------
Weighted-average assumptions
 as of December 31 were as follows:
Discount rate                                   7.50%        7.20%       7.30%
Expected return on plan assets                  8.00%        8.00%       8.00%
------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The assumed health care cost trend rate used in measuring the expected cost of benefits covered by the plan was 8.4% for 1999, gradually declining to 5.5% in 2006 and thereafter. A one-percentage point increase (decrease) in the assumed health care cost trend rate would increase (decrease) the accumulated postretirement benefit obligation at December 31, 1999, by $8.4 million and $(7.6) million, respectively, and increase (decrease) the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1999 by $.7 million and $(.6) million, respectively.


17   Stockholders' equity

The company has 720.0 million authorized shares of common stock, par value $.01 per share, and 40.0 million shares of authorized preferred stock, par value $1 per share, issuable in series.

     During the year ended December 31, 1999, the company made several calls of its Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock") for redemption. As a result, of the 28.4 million shares of Series A Preferred Stock outstanding at December 31, 1998, 24.5 million were converted into 40.8 million shares of the company's common stock and 3.9 million shares of Series A Preferred Stock were redeemed for $197.0 million in cash.

     In March 1999, the remaining balance of $27 million of 8 1/4% convertible subordinated notes due 2006 were converted into 3.9 million shares of the company's common stock.

     Each outstanding share of common stock has attached to it one preferred share purchase right. The rights become exercisable only if a person or group acquires 20% or more of the company's common stock, or announces a tender or exchange offer for 30% or more of the common stock. Until the rights become exercisable, they have no dilutive effect on net income per common share.

     At December 31, 1999, 27.0 million shares of unissued common stock of the company were reserved for stock options and for stock purchase and savings plans.

     Changes in issued shares during the three years ended December 31, 1999, were as follows:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                           Preferred     Common       Treasury
(Thousands)                                  Stock        Stock        Stock
------------------------------------------------------------------------------
Balance at December 31, 1996                28,831       177,271        (899)
Conversions to common stock                     (2)       73,150
Issuance of stock under stock
 option and other plans                                    1,259         160
Other                                          (29)           84
                                           -----------------------------------
Balance at December 31, 1997                28,800       251,764        (739)
Conversions to common stock                     (2)          110
Issuance of stock under stock
 option and other plans                        143         7,573        (553)
                                           -----------------------------------
Balance at December 31, 1998                28,941       259,447      (1,292)
Conversions to common stock                (24,952)       46,090
Redemptions                                 (3,941)
Issuance of stock under stock
 option and other plans                                    6,916        (578)
Other                                          (48)
                                           -----------------------------------
Balance at December 31, 1999                    --       312,453      (1,870)
------------------------------------------------------------------------------
--------------------------------------------------------------------------------


     Comprehensive income for the three years ended December 31, 1999, includes the following components:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Year ended
December 31 (Millions)                        1999          1998        1997
------------------------------------------------------------------------------
Net income (loss)                           $510.7        $376.4     $(852.9)
                                            ----------------------------------
Other comprehensive
 income (loss)
   Foreign currency translation
    adjustments*                             (41.6)        (89.6)      (40.4)
   Related tax (benefit) expense              (2.8)         (6.1)       17.6
                                            ----------------------------------
Total other comprehensive
 income (loss)                               (38.8)        (83.5)      (58.0)
                                            ----------------------------------
Comprehensive income (loss)                 $471.9        $292.9     $(910.9)
------------------------------------------------------------------------------

*Net of income (loss) on translation adjustments reclassified to income upon sale or writeoff of ownership interest in foreign investments as follows: 1999, $.2 million; 1998, $(.1) million; and 1997, $2.8 million.

--------------------------------------------------------------------------------

Report of Independent Auditors

To the Board of Directors of Unisys Corporation

     We have audited the accompanying consolidated balance sheets of Unisys Corporation at December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of Unisys Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unisys Corporation at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

     As described in Note 5 to the consolidated financial statements, effective December 31, 1997, Unisys Corporation changed its method of accounting for the measurement of goodwill impairment.


/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
January 18, 2000

UNISYS CORPORATION

Supplemental Financial Data (Unaudited)



Quarterly financial information


                                                     First            Second           Third           Fourth
(Millions, except per share data)                   Quarter           Quarter         Quarter          Quarter         Year
------------------------------------------------------------------------------------------------------------------------------
1999
-------------------------------------
Revenue                                             $1,822.8          $1,896.5        $1,865.4         $1,959.9      $7,544.6
Gross profit                                           668.6             664.1           670.2            681.8       2,684.7
Income before income taxes                             169.7             182.5           196.1            222.0         770.3
Income before extraordinary item                       109.9             118.0           150.5            144.4         522.8
Net income                                             109.9             118.0           138.4            144.4         510.7
Dividends on preferred shares                           22.8              12.0             1.9                           36.7
Earnings on common shares                               87.1             106.0           136.5            144.4         474.0
Earnings per common share -- basic
 Before extraordinary item                               .33               .39             .49              .47          1.69
 Extraordinary item                                                                       (.04)                          (.04)
                                                    --------------------------------------------------------------------------
 Total                                                   .33               .39             .45              .47          1.65
                                                    --------------------------------------------------------------------------
Earnings per common share -- diluted
 Before extraordinary item                               .31               .37             .47              .46          1.63
 Extraordinary item                                                                       (.04)                          (.04)
                                                    --------------------------------------------------------------------------
 Total                                                   .31               .37             .43              .46          1.59
                                                    --------------------------------------------------------------------------
Market price per common share -- high                 36 1/2          39 15/16        49 11/16          47 7/16      49 11/16
                              -- low                  27 5/8            27 3/8         37 1/16         20 15/16      20 15/16
------------------------------------------------------------------------------------------------------------------------------

1998
-------------------------------------
Revenue                                             $1,656.1          $1,737.2        $1,792.3         $2,058.3      $7,243.9
Gross profit                                           563.0             586.8           605.9            712.3       2,468.0
Income before income taxes                              95.2             137.8           147.6            213.6         594.2
Net income                                              59.9              87.0            93.8            135.7         376.4
Dividends on preferred shares                           26.7              26.6            26.6             26.6         106.5
Earnings on common shares                               33.2              60.4            67.2            109.1         269.9
Earnings per common share -- basic                       .13               .24             .26              .43          1.07
                          -- diluted                     .13               .23             .25              .40          1.01
Market price per common share -- high                20 3/16            28 3/8        30 11/16           35 3/8        35 3/8
                               --low                 13 5/16            17 1/4          17 5/8           18 1/8       13 5/16
------------------------------------------------------------------------------------------------------------------------------

In the third quarter of 1999, the company completed three acquisitions that were accounted for as poolings of interests and all prior periods were restated. See
Note 3 of the Notes to Consolidated Financial Statements.

Included in the third quarter of 1999, the company recognized a one-time tax benefit of $22.0 million, or $.07 per diluted common share. See Note 7 to the Notes to Consolidated Financial Statements.

The individual quarterly per-common share amounts may not total to the per-common share amount for the full year because of accounting rules governing the computation of earnings per common share.

Market prices per common share are as quoted on the New York Stock Exchange composite listing.

Nine-year summary of selected financial data(1)


(Millions, except per share data)        1999       1998     1997(2)    1996      1995(2)    1994(2)    1993      1992     1991(2)
------------------------------------------------------------------------------------------------------------------------------------

Results of operations
Revenue                                $7,544.6   $7,243.9  $6,662.9  $6,397.9   $6,370.3   $6,130.6  $6,133.0  $6,750.9  $ 6,943.0
Operating income (loss)                   960.7      799.0    (408.4)    313.1     (568.4)     273.8     692.7     690.2     (612.7)
Income (loss) from continuing
 operations before income taxes           770.3      594.2    (748.1)     80.2     (786.0)      17.4     365.2     304.6   (1,422.2)

Income (loss) from continuing
 operations before extraordinary
 items and changes in accounting
 principles                               522.8      376.4    (852.9)     50.7     (632.2)      14.8     280.6     168.6   (1,517.8)

Net income (loss)                         510.7      376.4    (852.9)     38.6     (629.5)     103.2     559.7     363.5   (1,390.9)

Dividends on preferred shares              36.7      106.5     111.1     120.8      120.3      120.1     121.6     122.1      121.2
Earnings (loss) on common shares          474.0      269.9    (964.0)    (82.2)    (749.8)     (16.9)    438.1     241.4   (1,512.1)

Earnings (loss) from continuing
 operations per common share
   Basic                                   1.69       1.07     (5.25)     (.40)     (4.36)      (.61)      .97       .28     (10.05)
   Diluted                                 1.63       1.01     (5.25)     (.40)     (4.36)      (.61)      .88       .28     (10.05)

Financial position
Working capital                        $  227.2   $  247.5  $  321.9  $  684.5   $   93.5   $1,044.2  $  700.9  $  537.7  $   406.7
Total assets                            5,889.7    5,613.2   5,631.6   7,002.3    7,153.3    7,238.1   7,386.3   7,365.1    8,256.5
Long-term debt                            950.2    1,106.7   1,438.4   2,271.5    1,533.3    1,864.1   2,025.0   2,172.8    2,694.6
Common stockholders' equity(3)          1,953.3       90.9    (210.3)    188.8      303.7    1,052.0   1,072.0     561.8      359.2
Common stockholders' equity
 per share                                 6.29        .35      (.84)     1.07       1.76       6.10      6.24      3.44       2.20
Other data
Research and development               $  339.4   $  308.3  $  314.8  $  352.0   $  411.7   $  464.8  $  496.9  $  513.3  $   617.3
Capital additions of properties           219.6      209.1     184.0     164.3      196.0      209.4     174.0     228.4      224.1
Investment in marketable software         122.8      100.3     133.5     116.6      123.0      121.3     118.7     110.2      167.7
Depreciation                              141.8      149.2     159.1     184.4      205.5      228.7     254.0     313.4      413.9
Amortization
 Marketable software                      110.9      112.3      97.2     101.7      151.7      150.5     144.6     131.8      241.0
 Goodwill                                  12.5        8.9     963.9      46.1       40.9       36.9      36.7      36.8      246.6
Common shares outstanding (millions)      310.6      258.2     251.0     176.4      172.9      172.5     171.9     163.4      163.1
Stockholders of record (thousands)         32.8       28.6      37.3      39.2       41.5       45.3      47.8      51.7       54.6
Employees (thousands)                      35.8       33.5      32.9      33.2       37.6       38.0      38.4      42.0       46.7
------------------------------------------------------------------------------------------------------------------------------------

(1) In 1999, the company completed three acquisitions that were accounted for as poolings of interests and all prior periods were restated. See Note 3 of the Notes to Consolidated Financial Statements.

(2) Includes special pretax charges of $1,039.2 million, $846.6 million, $186.2 million, and $1,200.0 million for the years ended December 31, 1997, 1995, 1994, and 1991, respectively.

(3) After deduction of cumulative preferred dividends in arrears in 1991, 1992, and 1993.