Form 10-K, Exhibit 13
period 2000-12-31
UNISYS CORP
filed 2001-02-02
CIK 746838

                                  EXHIBIT 13

UNISYS CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                         OVERVIEW

                         During 2000, Unisys implemented a major transition of its business to meet the new requirements of the e-business marketplace. The company took actions during the year to focus its resources on new high-growth markets; de-emphasize non-strategic, low-growth and low-margin businesses and products; and reduce its cost structure in line with its new, more focused business model. In particular, the company:

                              . Streamlined and repositioned its portfolio of
                                industry-specific repeatable solutions to focus on high-growth market segments including customer relationship management (CRM), e-commerce, e-procurement and mobile commerce;

                              . Drove growth in its outsourcing business by
                                pursuing joint ventures and other new business models;

                              . Focused its networking business on high value-
                                added services, such as managed network
                                outsourcing services, network consulting, and an expanded network security management practice; and

                              . Continued to focus its technology business on
                                high-end, enterprise-class servers and to de-emphasize low-margin commodity products.


                              As a result of these actions, in the fourth
                         quarter of 2000, the company recorded a pretax restructuring charge of $127.6 million, or $.29 per diluted share, primarily for a work-force reduction. See Note 5 of the Notes to Consolidated Financial Statements.
                              In addition, the company has engaged an investment
                         banking firm to explore strategic alternatives for its Federal government business, including a potential sale. The company estimates that revenue in 2000 related to the Federal government business and the businesses exited or de-emphasized as a result of the actions taken above was approximately $1.3 billion. Income related to this revenue was immaterial.

RESULTS OF OPERATIONS

The company's financial results for 2000 reflected the transition in its business model. Net income in 2000 declined to $225.0 million, or $.71 per diluted common share, from $510.7 million, or $1.59 per diluted common share, in 1999. The results for 2000 included the special charge of $127.6 million, or $.29 per diluted common share, as well as an extraordinary charge of $19.8 million, or $.06 per diluted share, for the early extinguishment of debt. Excluding these items, diluted earnings per share in 2000 was $1.06. The results for 1999 included a one-time tax benefit of $22.0 million, or $.07 per diluted common share, related to a U.S. Treasury income tax regulation, as well as an extraordinary charge of $12.1 million, or $.04 per diluted share, for the early extinguishment of debt. Excluding those items, diluted earnings per share in 1999 was $1.56.

     THE FOLLOWING COMPARISONS OF INCOME STATEMENT CATEGORIES EXCLUDE THE ONE-TIME ITEMS IN 2000 AND 1999.

     Revenue for 2000 was $6.89 billion compared to $7.54 billion in 1999 and $7.24 billion in 1998. Revenue in 2000 decreased 9% from the prior year, and revenue in 1999 increased 4% from 1998. Excluding the negative impact of foreign currency fluctuations, revenue in 2000 declined 5% and revenue in 1999 increased 7%. Revenue from international operations in 2000, 1999, and 1998 was $4.01 billion, $4.19 billion and $4.09 billion, respectively. Revenue from U.S. operations was $2.88 billion in 2000, $3.35 billion in 1999, and $3.15 billion in 1998.
     Total gross profit percent was 31.2% in 2000, 35.6% in 1999, and 34.1% in 1998. The decrease in 2000 from 1999 was principally due to a lower mix of higher-margin products and services and reduced utilization of services personnel. The increase in 1999 from 1998 was largely due to productivity improvements and cost reduction programs in the services segment.
     Selling, general and administrative expenses were $1.28 billion in 2000 (18.5% of revenue), $1.38 billion in 1999 (18.4% of revenue), and $1.36 billion in 1998 (18.8% of revenue).
     Research and development expenses in 2000 were $315.4 million compared to $339.4 million in 1999 and $308.3 million in 1998.
     In 2000, the company reported operating income of $553.0 million (8.0% of revenue) compared to $960.7 million (12.7% of revenue) in 1999 and $799.0 million (11.0% of revenue) in 1998.

Information by business segment for 2000, 1999, and 1998 is presented below:

=======================================================================================================
   (Millions of dollars)              Total         Eliminations        Services      Technology
------------------------------------------------------------------------------------------------
   2000
   ------------------------
   Customer revenue                $  6,885.0                         $  4,741.6      $ 2,143.4
   Intersegment                                      $  (437.2)             46.6          390.6
                                   ----------------------------------------------------------------
   Total revenue                   $  6,885.0        $  (437.2)       $  4,788.2      $ 2,534.0
                                   ----------------------------------------------------------------
   Gross profit percent                  31.2%                              21.6%          44.7%
   Operating income percent               8.0%                               1.7%          17.7%

   1999
   ------------------------
   Customer revenue                $  7,544.6                         $  5,287.0      $ 2,257.6
   Intersegment                                      $  (577.5)             65.6          511.9
                                   ----------------------------------------------------------------
   Total revenue                   $  7,544.6        $  (577.5)       $  5,352.6      $ 2,769.5
                                   ----------------------------------------------------------------
   Gross profit percent                  35.6%                              25.6%          48.1%
   Operating income percent              12.7%                               7.9%          20.3%

   1998
   ------------------------
   Customer revenue                $  7,243.9                         $  4,944.8      $ 2,299.1
   Intersegment                                      $  (511.2)             73.7          437.5
                                   ----------------------------------------------------------------
   Total revenue                   $  7,243.9        $  (511.2)       $  5,018.5      $ 2,736.6
                                   ----------------------------------------------------------------
   Gross profit percent                  34.1%                              24.4%          46.9%
   Operating income percent              11.0%                               6.6%          18.7%
   ------------------------------------------------------------------------------------------------
   Gross profit percent and operating income percent are as a percent of total revenue.
=======================================================================================================

     In the services segment, customer revenue was $4.74 billion in 2000, $5.29 billion in 1999, and $4.94 billion in 1998. Customer revenue in 2000 decreased 10% from 1999, as an increase in networking services revenue was more than offset by declines in systems integration and solutions, and proprietary maintenance. The decline in proprietary maintenance revenue, which continues to decline industry wide, reflected customers' high rates of replacement of older equipment in 1999 with newer systems that are under warranty and require less maintenance. Customer revenue grew 7% in 1999 led by growth in outsourcing and systems integration and solutions revenue which more than offset the continuing decline in proprietary maintenance revenue. Services gross profit declined to 21.6% in 2000 from 25.6% in 1999, and 24.4% in 1998. Operating profit in the services segment was 1.7% in 2000, 7.9% in 1999, and 6.6% in 1998. The decreases in both gross profit and operating profit in 2000 were largely due to reduced utilization of services personnel as well as a lower mix of higher-margin systems integration and solutions, and proprietary maintenance revenue. The increases in both gross profit and operating profit in 1999 were largely due to productivity improvements and cost reduction programs.

     In the technology segment, customer revenue was $2.14 billion in 2000, $2.25 billion in 1999, and $2.30 billion in 1998. Customer revenue in 2000 declined 5% from 1999 as strong initial sales of the company's Cellular MultiProcessing servers were more than offset by a decline in ClearPath enterprise server revenue. In 1999, revenue for ClearPath enterprise servers was up slightly compared to 1998. The gross profit percent was 44.7% in 2000, 48.1% in 1999, and 46.9% in 1998. The gross profit decline in 2000 was due in large part to a lower percentage of enterprise server sales. The increase in 1999 was due in large part to a richer mix of enterprise servers and enterprise server software sales. Operating profit in this segment was 17.7% in 2000, 20.3% in 1999, and 18.7% in 1998. The decrease in operating profit in 2000 was principally due to the gross profit decline. The increase in 1999 in operating profit, above the respective increase in gross profit, was largely due to cost reduction programs as well as stringent controls over all discretionary expenditures.
     Interest expense declined to $79.8 million in 2000 from $127.8 million in 1999, and $171.7 million in 1998. The decline in 2000 from 1999 was principally due to lower average interest rates as well as the effect of interest rate swaps (discussed below). The decline in 1999 from 1998 was principally due to lower average debt levels.
     Other income (expense), net, which can vary from year to year, was income of $33.4 million in 2000, and an expense of $62.6 million in 1999 and $33.1 million in 1998. The difference in 2000 compared to 1999 was principally due to higher equity and interest income in 2000 and charges in 1999 related to legal actions. The difference in 1999 compared to 1998 was principally due to higher charges related to legal actions and lower interest income.
     Income before income taxes in 2000 was $506.6 million compared to $770.3 million in 1999 and $594.2 million in 1998.
     The provision for income taxes in 2000 was $172.3 million (34.0% effective tax rate) compared to $269.5 million (35.0% effective tax rate) in 1999 and $217.8 million (36.7% effective tax rate) in 1998. It is expected that the effective tax rate will be 33.0% for 2001. The declines in the effective tax rate are principally due to tax planning strategies.
     In 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." Its adoption had no effect on the company's consolidated financial position, consolidated results of operations, or liquidity.
     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which is effective for the company for the year beginning January 1, 2001, establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires a company to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Changes in the fair value of derivatives will be reported currently in earnings or other comprehensive income depending on their effectiveness pursuant to SFAS No. 133. Adoption of SFAS No. 133 will not have a material effect on the company's consolidated financial position, consolidated results of operations, or liquidity.
     In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement revises the accounting standards for securitizations and other transfers of financial assets and collateral and requires certain disclosures. This statement is effective for transfers and servicing of financial assets occurring after March 31, 2001. Management is evaluating what effect, if any, this statement may have on the company's financial statements.

FINANCIAL CONDITION

Cash and cash equivalents at December 31, 2000 were $378.0 million compared to $464.0 million at December 31, 1999.
     During 2000, cash provided by operations was $419.9 million compared to $517.6 million in 1999, principally reflecting a decline in profitability. The improvement in the accounts receivable performance in 2000 reflected the sale of approximately $230 million of receivables through a new U.S. securitization facility. The new facility, which is renewable annually for up to three years, allows for the sale of up to $275 million of U.S. receivables. Cash expenditures related to both current and prior-year restructuring actions (which are included in operating activities) in 2000, 1999, and 1998 were $26.3 million, $44.6 million, and $118.4 million, respectively, and are expected to be approximately $70 million in 2001 and $10 million in total for all subsequent years, principally for work-force reductions and facility costs. Personnel reductions in 2000 related to restructuring actions were approximately 1,300 and are expected to be approximately 700 in 2001.
     Cash used for investing activities in 2000 was $270.9 million compared to $328.4 million for 1999. During 2000, both proceeds from investments and purchase of investments, which represent primarily foreign exchange hedging contract activity, declined from the prior year as a result of extending the duration of individual contracts to more closely match the timeframe of related underlying exposures. This change in duration of foreign currency contracts did not significantly impact net cash flows. In addition, 2000 reflects lower cash usage for purchases of businesses and, as described below, $18.5 million net proceeds from the termination of the euro and yen swaps.
     Cash used for financing activities during 2000 was $217.3 million compared to cash usage of $328.4 million in 1999. Included in 2000 were net proceeds from short-term borrowings of $179.6 million, principally borrowings used to repay long-term debt of $448.0 million, as described below. Included in 1999 were payments of $197.0 million for redemptions of preferred stock, $164.4 million related to repayment of long-term debt, and $59.4 million for preferred stock dividends.
     At December 31, 2000, total debt was $762.6 million, a decrease of $237.4 million from December 31, 1999. At December 31, 2000, the debt-to-capital ratio was 25.9% compared to 33.9% at December 31, 1999.
     The company has a $400 million credit agreement which expires June 2001. As of December 31, 2000, there were no borrowings outstanding under this agreement and the entire $400 million was available for borrowings.
     In April 2000, the company redeemed all of its $399.5 million outstanding 12% senior notes due 2003 at the stated redemption price of 106% of principal. As a result, the company recorded an extraordinary after-tax charge of $19.8 million, or $.06 per diluted share, for the call premium and unamortized debt expense. The redemption was funded through a combination of cash and short-term borrowings. In March 2000, the company entered into an additional $150 million credit agreement expiring April 2001 for the purpose of funding this redemption. As of December 31, 2000, $127.5 million was borrowed under this agreement at a rate of 7.56%.

     The company may, from time to time, redeem, tender for, or repurchase its debt securities in the open market or in privately negotiated transactions depending upon availability, market conditions, and other factors.
     During 1999, all shares of the company's Series A cumulative convertible preferred stock were either converted into the company's common stock or redeemed for cash in response to various calls by the company. These actions eliminated all $1.4 billion of Series A preferred stock (28.4 million shares) and $106.5 million of annual dividend payments. Overall in 1999, of the 28.4 million shares of Series A preferred stock that were outstanding at the beginning of the year, 24.5 million shares were converted into 40.8 million shares of common stock and 3.9 million shares were redeemed for $197.0 million in cash.
     In 2000, the company terminated its interest rate swaps and currency swaps for euro and Japanese yen which were established in 1999. The currency swaps were designated as hedges of the foreign currency exposure on the company's net investments in foreign subsidiaries and equity investments. As a result of these terminations, the company received net cash of $18.5 million and recognized a pretax loss of $2.7 million. The interest expense benefit related to these swaps amounted to approximately $16 million in 2000.
     The company has on file with the Securities and Exchange Commission an effective registration statement covering $700 million of debt or equity securities, which enables the company to be prepared for future market opportunities.
     At December 31, 2000, the company had deferred tax assets in excess of deferred tax liabilities of $1,299 million. For the reasons cited below, management determined that it is more likely than not that $990 million of such assets will be realized, therefore resulting in a valuation allowance of $309 million.
     The company evaluates quarterly the realizability of its deferred tax assets and adjusts the amount of the related valuation allowance, if necessary. The factors used to assess the likelihood of realization are the company's forecast of future taxable income, and available tax planning strategies that could be implemented to realize deferred tax assets. Approximately $3.0 billion of future taxable income (predominantly U.S.) is needed to realize all of the net deferred tax assets. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. See "Factors that might affect future results" below.
     Stockholders' equity increased $232.8 million during 2000, principally reflecting net income of $225.0 million, $69.4 million for issuance of stock under stock option and other plans and $11.3 million of tax benefits related to employee stock plans, offset in part by currency translation of $73.3 million.

MARKET RISK

The company has exposure to interest rate risk from its short-term and long-term debt. In general, the company's long-term debt is fixed rate and the short-term debt is variable rate. See Note 10 of the Notes to Consolidated Financial Statements for components of the company's long-term debt. The company believes that the market risk from changes in interest rates would not be material to the fair value of these financial instruments, or the related cash flows, or future results of operations.
     The company is also exposed to foreign currency exchange rate risks. The company uses derivative financial instruments to reduce its exposure to market risks from changes in foreign currency exchange rates. The derivative instruments used are foreign exchange forward contracts and foreign exchange options. The company does not hold or issue derivatives for speculative trading purposes. See Note 13 of the Notes to Consolidated Financial Statements for additional information on the company's derivative financial instruments.
     The company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign currency exchange rates applied to these derivative financial instruments described above. As of December 31, 2000 and 1999, the analysis indicated that such market movements would have reduced the estimated fair value of these derivative financial instruments by approximately $10 million and $70 million, respectively. Based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and the company's actual exposures and hedges, actual gains and losses in the future may differ from the above analysis.

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

FACTORS THAT MAY AFFECT FUTURE RESULTS

From time to time, the company provides information containing "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements rely on assumptions and are subject to risks, uncertainties, and other factors that could cause the company's actual results to differ materially from expectations. In addition to changes in general economic and business conditions and natural disasters, these include, but are not limited to, the factors discussed below.
     The company operates in an industry characterized by aggressive competition, rapid technological change, evolving technology standards, and short product life cycles.
     Future operating results will depend on the company's ability to design, develop, introduce, deliver, or obtain new products and services on a timely and cost-effective basis; the success of the actions taken to focus on higher growth, higher-margin e-business opportunities; on its ability to effectively manage the shift in its technology business into higher growth, standards-based server products; on its ability to mitigate the effects of competitive pressures and volatility in the information technology and services industry on revenues, pricing, and margins; and on its ability to successfully attract and retain highly skilled people. In addition, future operating results could be impacted by market demand for and acceptance of the company's service and product offerings.
     Certain of the company's systems integration contracts are fixed-price contracts under which the company assumes the risk for delivery of the contracted services at an agreed-upon price. Future results will depend on the company's ability to profitably perform these services contracts and bid and obtain new contracts.
     The company frequently forms alliances with third parties that have complementary products, services, or skills. Future results will depend in part on the continuing relationships with, and on the performance and capabilities of, these third parties. Future results will also depend upon the ability of external suppliers to deliver components at reasonable prices and in a timely manner and on the financial condition of, and the company's relationship with, distributors and other indirect channel partners.
     Approximately 58% of the company's total revenue derives from international operations. The risks of doing business internationally include foreign currency exchange rate fluctuations, changes in political or economic conditions, trade protections measures, and import or export licensing requirements.

UNISYS CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS


Consolidated Statement of Income

Year Ended December 31 (Millions, except per share data)                   2000        1999        1998
=========================================================================================================
Revenue                                                                  $6,885.0    $7,544.6    $7,243.9
                                                                         --------------------------------
Costs and expenses
Cost of revenue                                                           4,795.9     4,859.9     4,775.9
Selling, general and administrative expenses                              1,328.7     1,384.6     1,360.7
Research and development expenses                                           333.6       339.4       308.3
                                                                         --------------------------------
                                                                          6,458.2     6,583.9     6,444.9
                                                                         --------------------------------
Operating income                                                            426.8       960.7       799.0
Interest expense                                                             79.8       127.8       171.7
Other income (expense), net                                                  32.0       (62.6)      (33.1)
                                                                         --------------------------------
Income before income taxes                                                  379.0       770.3       594.2
Provision for income taxes                                                  134.2       247.5       217.8
                                                                         --------------------------------
Income before extraordinary items                                           244.8       522.8       376.4
Extraordinary items                                                         (19.8)      (12.1)
                                                                         --------------------------------
Net income                                                                  225.0       510.7       376.4
Dividends on preferred shares                                                            36.7       106.5
                                                                         --------------------------------
Earnings on common shares                                                $  225.0    $  474.0    $  269.9
                                                                         --------------------------------
Earnings (loss) per common share - basic
Before extraordinary items                                               $    .78    $   1.69    $   1.07
Extraordinary items                                                          (.06)       (.04)
                                                                         --------------------------------
Total                                                                    $    .72    $   1.65    $   1.07
                                                                         --------------------------------
Earnings (loss) per common share - diluted
Before extraordinary items                                               $    .77    $   1.63    $   1.01
Extraordinary items                                                          (.06)       (.04)
                                                                         --------------------------------
Total                                                                    $    .71    $   1.59    $   1.01
=========================================================================================================

See notes to consolidated financial statements.

UNISYS CORPORATION

Consolidated Balance Sheet

December 31 (Millions)                                                    2000        1999
============================================================================================
Assets
Current assets
Cash and cash equivalents                                           $    378.0   $    464.0
Accounts and notes receivable, net                                     1,247.4      1,430.5
Inventories
   Parts and finished equipment                                          249.4        236.8
   Work in process and materials                                         176.1        136.1
Deferred income taxes                                                    460.6        472.7
Other current assets                                                      75.5        105.6
                                                                    -----------------------
Total                                                                  2,587.0      2,845.7
                                                                    -----------------------
Properties                                                             1,584.1      1,723.0
Less - Accumulated depreciation                                          963.9      1,102.2
                                                                    -----------------------
Properties, net                                                          620.2        620.8
                                                                    -----------------------
Investments at equity                                                    225.8        225.5
                                                                    -----------------------
Software, net of accumulated amortization                                296.7        259.8
                                                                    -----------------------
Prepaid pension cost                                                   1,063.0        975.9
                                                                    -----------------------
Deferred income taxes                                                    583.6        655.6
                                                                    -----------------------
Other assets                                                             341.4        306.4
                                                                    -----------------------
Total                                                               $  5,717.7   $  5,889.7
===========================================================================================

Liabilities and stockholders' equity
Current liabilities
Notes payable                                                       $    209.5   $     26.9
Current maturities of long-term debt                                      16.8         22.9
Accounts payable                                                         847.7        833.2
Other accrued liabilities                                              1,323.5      1,386.6
Income taxes payable                                                     288.3        348.9
                                                                    -----------------------
Total                                                                  2,685.8      2,618.5
                                                                    -----------------------
Long-term debt                                                           536.3        950.2
                                                                    -----------------------
Other liabilities                                                        309.5        367.7
                                                                    -----------------------
Stockholders' equity
Common stock, shares issued: 2000 - 317.3; 1999 - 312.5                    3.2          3.1
Accumulated deficit                                                     (829.4)    (1,054.4)
Other capital                                                          3,656.0      3,575.0
Accumulated other comprehensive loss                                    (643.7)      (570.4)
                                                                    -----------------------
Stockholders' equity                                                   2,186.1      1,953.3
                                                                    -----------------------
Total                                                               $  5,717.7   $  5,889.7
===========================================================================================

See notes to consolidated financial statements.

UNISYS CORPORATION


Consolidated Statement of Cash Flows

Year Ended December 31 (Millions)                                                     2000            1999            1998
==========================================================================================================================
Cash flows from operating activities
Income before extraordinary items                                               $    244.8     $     522.8      $    376.4
Add (deduct) items to reconcile income before extraordinary
   items to net cash provided by operating activities:
Extraordinary items                                                                  (19.8)          (12.1)
Depreciation                                                                         143.0           141.8           149.2
Amortization:
   Marketable software                                                               115.5           110.9           112.3
   Goodwill                                                                           12.5            12.5             8.9
Decrease (increase) in deferred income taxes, net                                     85.6            (9.9)          (26.7)
Decrease (increase) in receivables, net                                              158.2          (244.5)         (277.3)
(Increase) decrease in inventories                                                   (52.5)           98.0            94.4
(Decrease) increase in accounts payable and other accrued liabilities               (136.1)          (81.8)          103.1
(Decrease) increase in income taxes payable                                          (62.8)           78.2           148.0
(Decrease) increase in other liabilities                                              (6.4)           (2.2)           13.2
(Increase) in other assets                                                           (69.2)         (159.2)          (57.6)
Other                                                                                  7.1            63.1            (1.7)
                                                                                ------------------------------------------
Net cash provided by operating activities                                            419.9           517.6           642.2
                                                                                ------------------------------------------
Cash flows from investing activities
Proceeds from investments                                                            790.4         1,033.8         1,991.0
Purchases of investments                                                            (716.7)       (1,013.8)       (2,006.5)
Proceeds from sales of properties                                                     20.0            47.9            51.1
Investment in marketable software                                                   (152.4)         (122.8)         (100.3)
Capital additions of properties                                                     (198.3)         (219.6)         (209.1)
Purchases of businesses                                                              (13.9)          (53.9)           (3.9)
                                                                                ------------------------------------------
Net cash (used for) investing activities                                            (270.9)         (328.4)         (277.7)
                                                                                ------------------------------------------
Cash flows from financing activities
Payments of long-term debt                                                          (448.0)         (164.4)         (749.2)
Net proceeds from (reduction in) short-term borrowings                               179.6           (25.6)            9.6
Proceeds from employee stock plans                                                    51.1            87.7            79.5
Dividends paid on preferred shares                                                                   (59.4)         (106.5)
Redemption of preferred stock                                                                       (197.0)
Proceeds from issuance of long-term debt                                                              30.3           197.3
                                                                                ------------------------------------------
Net cash (used for) financing activities                                            (217.3)         (328.4)         (569.3)
                                                                                ------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                         (17.7)          (13.2)           (3.0)
                                                                                ------------------------------------------
Decrease in cash and cash equivalents                                                (86.0)         (152.4)         (207.8)
Cash and cash equivalents, beginning of year                                         464.0           616.4           824.2
                                                                                ------------------------------------------
Cash and cash equivalents, end of year                                          $    378.0     $     464.0      $    616.4
==========================================================================================================================

See notes to consolidated financial statements.

UNISYS CORPORATION


Consolidated Statement of Stockholders' Equity

                                                                                       Other,      Accumulated
                                                                                    Principally       Other        Comprehensive
                                    Preferred     Common   Accumulated   Treasury     Paid-In     Comprehensive       Income
(Millions)                            Stock       Stock      Deficit      Stock       Capital     Income (Loss)*      (Loss)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997        $  1,438.2     $ 2.5   $ (1,802.1)   $ (12.2)   $ 2,049.6     $  (448.1)
Conversions to common stock                (.1)                                            .5
Conversion of shareholder notes            6.6
Issuance of stock under stock
   option and other plans                             .1                   (11.4)        90.2
Net income                                                      376.4                                              $   376.4
Other comprehensive income -
   translation adjustments                                                                            (83.5)           (83.5)
                                                                                                                   ---------
Comprehensive income                                                                                               $   292.9
                                                                                                                   ---------
Dividends                                                      (106.5)
Unearned compensation                                                                     4.8
Tax benefit related to stock plans                                                       30.6
------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998           1,444.7       2.6     (1,532.2)     (23.6)     2,175.7        (531.6)
Conversions to common stock           (1,245.3)       .4                              1,271.2
Redemption of preferred stock           (197.0)
Issuance of stock under stock
   option and other plans                             .1                   (17.8)       103.4
Net income                                                      510.7                                              $   510.7
Other comprehensive income -
   translation adjustments                                                                            (38.8)           (38.8)
                                                                                                                   ---------
Comprehensive income                                                                                               $   471.9
                                                                                                                   ---------
Dividends                                                       (32.9)
Tax benefit related to stock plans                                                       66.1
Other                                     (2.4)
------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                 -       3.1     (1,054.4)     (41.4)     3,616.4        (570.4)
Issuance of stock under stock
   option and other plans                             .1                     (.7)        70.0
Net income                                                      225.0                                              $   225.0
Other comprehensive income -
   translation adjustments                                                                            (73.3)           (73.3)
                                                                                                                   ---------
Comprehensive income                                                                                               $   151.7
                                                                                                                   ---------
Unearned compensation                                                                      .4
Tax benefit related to stock plans                                                       11.3
------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000        $        -     $ 3.2   $   (829.4)   $ (42.1)   $ 3,698.1     $  (643.7)
-------------------------------------------------------------------------------------------------------------------------------

*Entire amount relates to foreign translation adjustments.

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

      Properties and depreciation. Properties are carried at cost and are depreciated over the estimated lives of such assets using the straight-line method. Out-sourcing equipment is depreciated over the shorter of the asset life or the term of the contract. For other classifications of properties, the principal rates used are summarized below:

                                Rate per Year (%)
                                -----------------
      Buildings                        2-5
      Machinery and office equipment   5-25
      Rental equipment                 25


      Advertising costs. The company expenses all advertising costs as they are incurred. The amount charged to expense during 2000, 1999, and 1998 was $38.2, $48.6, and $48.2 million, respectively.

      Revenue recognition. The company generally recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable.
         Revenue from hardware sales is recognized upon shipment and the passage of title. Outside of the United States, the company recognizes revenue even if it retains a form of title to products delivered to customers, provided the sole purpose is to enable the company to recover the products in the event of customer payment default, and the arrangement does not prohibit the customers' use of the product in the ordinary course of business.
         Revenue from software licenses is recognized at the inception of the initial license term and upon execution of an extension to the license term. Revenue for post-contract software support arrangements, which are marketed separately, is recorded on a straight-line basis over the support period for multi-year contracts and at the inception of contracts of one year or less.
         Revenue from equipment and software maintenance is recognized on a straight-line basis as earned over the lives of the respective contracts.
         For equipment leased to a customer under an operating lease or a sales-type lease, revenue recognition commences when the equipment has been shipped, installed and is ready for use. Revenue for operating leases is recognized on a monthly basis over the term of the lease and for sales-type leases at the inception of the lease term.

          Revenue under systems integration and services contracts is recognized on the percentage of completion method of accounting using the cost-to-cost method or when services have been performed and accepted, depending on the nature of the project.
          Accounting for large multi-year, fixed-price systems integration contracts involves considerable use of estimates in determining revenue, costs, and profits. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. When estimates indicate a loss under a contract, cost of revenue is charged with a provision for such loss.

      Income taxes. Income taxes are provided on taxable income at the statutory rates applicable to such income. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries because such amounts are expected to be reinvested indefinitely.

      Marketable software. The cost of development of computer software to be sold or leased, incurred subsequent to establishment of technological feasibility, is capitalized and amortized to cost of sales over the estimated revenue-producing lives of the products, but not in excess of three years following product release.

      Goodwill. Goodwill represents the excess of cost over fair value of net assets acquired, which is being amortized on the straight-line method. Accumulated amortization at December 31, 2000 and 1999 was $26.0 and $14.4 million, respectively.
          The carrying value of goodwill is reviewed for impairment whenever events or changes in circumstances indicate that it may not be recoverable. If such an event occurred, the company would prepare projections of future cash flows for the applicable business. If such projections indicated that goodwill would not be recoverable, the company's carrying value of such asset would be reduced by the estimated excess of such value over projected discounted cash flow.

      Translation of foreign currency. The local currency is the functional currency for most of the company's international subsidiaries and, as such, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year. Translation adjustments resulting from changes in exchange rates are reported in other comprehensive income. Exchange gains and losses on intercompany balances of a long-term investment nature are reported in other comprehensive income.
          For those international subsidiaries operating in hyper-inflationary economies, the U.S. dollar is the functional currency and, as such, non-monetary assets and liabilities are translated at historical exchange rates and monetary assets and liabilities are translated at current exchange rates. Exchange gains and losses arising from translation are included in other income (expense), net.

      Derivative financial instruments. The derivative financial instruments currently used by the company are foreign exchange forward contracts and options. The company does not hold or issue derivatives for speculative trading purposes.
          A change in the underlying exchange rate would have no impact on financial position or results of operations relating to these financial instruments. All of the company's foreign currency contracts and options have been designated as and are effective as hedges against specific exposures and have been accounted for as such. Therefore, a change in the derivative's value would be offset by an opposite change in the hedged exposure.
          The company monitors its risks in derivative transactions by periodically assessing the cost of replacing, at market rates, those contracts in the event of default by the counterparty. The company believes such risk to be remote. In addition, before entering into derivative contracts, and periodically during the life of the contract, the company reviews the counterparties' financial condition.
          Gains or losses on foreign exchange forward contracts and the cost of foreign currency options are deferred in current liabilities and other current assets, respectively. The cost of options is reported in income ratably over the option term, and any gains thereon as well as any gains or losses on foreign exchange contracts are recognized in income (either in revenue or cost of revenue) when the transactions being hedged are recognized. Cash flows on such instruments are reported in investing activities as proceeds or purchases of investments.
          If the criteria for hedge accounting discussed above were not met, gains or losses on these instruments would be included in income currently and would not be deferred. If a derivative financial instrument is terminated before the transaction date of the hedged transaction, any deferred gain or loss would continue to be deferred until the transaction date. If an expected transaction is no longer likely to occur, any deferred gains or losses on financial instruments that hedge such a transaction would be reported in income immediately.

      Reclassifications. Certain prior-year amounts have been reclassified to conform with the 2000 presentation.

2 Earnings per share

  The following table shows how earnings per share were computed for the three years ended December 31, 2000.

=============================================================================================================================
     Year ended December 31
     (Millions, except per share data)                                                       2000          1999          1998
     ------------------------------------------------------------------------------------------------------------------------
     Basic earnings per share computation

     Income before extraordinary items                                                 $    244.8    $     522.8    $    376.4
     Less dividends on preferred shares                                                                    (36.7)       (106.5)
                                                                                       ---------------------------------------
     Income available to common stockholders before extraordinary items                     244.8          486.1         269.9
     Extraordinary items                                                                    (19.8)         (12.1)
                                                                                       ---------------------------------------
     Net income available to common stockholders                                       $    225.0    $     474.0    $    269.9
                                                                                       ---------------------------------------
     Weighted average shares (thousands)                                                  313,115        287,290       253,335
                                                                                       ---------------------------------------
     Basic earnings per share

     Before extraordinary items                                                        $      .78    $      1.69    $     1.07
     Extraordinary items                                                                     (.06)          (.04)
                                                                                       ---------------------------------------
     Total                                                                             $      .72    $      1.65    $     1.07
                                                                                       ---------------------------------------
     Diluted earnings per share computation

     Income available to common stockholders before extraordinary items                $    244.8    $     486.1    $    269.9
     Plus interest expense on assumed conversion of 8 1/4% Convertible Notes,
        net of tax                                                                                            .3           1.5
                                                                                       ---------------------------------------
     Income available to common stockholders
        plus assumed conversions before extraordinary items                                 244.8          486.4         271.4
     Extraordinary items                                                                    (19.8)         (12.1)
                                                                                       ---------------------------------------
     Net income available to common stockholders                                       $    225.0    $     474.3    $    271.4
                                                                                       ---------------------------------------
     Weighted average shares (thousands)                                                  313,115        287,290       253,335
     Plus incremental shares from assumed conversions:
        Preferred stock                                                                                      877         1,350
        Employee stock plans                                                                3,536          9,835        11,164
        8 1/4% Convertible Notes                                                                             818         3,994
                                                                                       ---------------------------------------
     Adjusted weighted average shares                                                     316,651        298,820       269,843
                                                                                       ---------------------------------------
     Diluted earnings per share

     Before extraordinary items                                                        $      .77    $      1.63    $     1.01
     Extraordinary items                                                                     (.06)          (.04)
                                                                                       ---------------------------------------
     Total                                                                             $      .71    $      1.59    $     1.01
                                                                                       ---------------------------------------

     The shares listed below were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented.


     Year ended December 31 (thousands)                                                      2000           1999          1998
     -------------------------------------------------------------------------------------------------------------------------
     Employee stock plans                                                                  16,073          6,680           101
     Preferred stock                                                                                                    47,448
     -------------------------------------------------------------------------------------------------------------------------

==============================================================================================================================

3 Acquisitions

During 2000, the company acquired the following companies: Network Plus Limited, a London-based desktop and network services consulting company; VeriCom, a Norwegian information technology consulting company; and QCOM, an Australian information technology services provider. These companies were acquired for an aggregate cash purchase price of approximately $20 million and were accounted for under the purchase method of accounting.
     In addition during 2000, the company formed a new company with BankWest, a full-service bank with its headquarters in Perth, Western Australia. The new company, called Unisys West, will provide e-business services to businesses and governments. Unisys also formed a new company called Intelligent Processing Solutions Limited ("iPSL"), a UK-based company, which will provide high-volume payment processing. The company's partners in iPSL are Barclays Bank and Lloyds TSB Bank, both UK-based financial institutions. Both of the above new companies are 51% owned by the company and are fully consolidated in the company's financial statements. The minority owners' interests are represented in other liabilities and other income (expense), net in the financial statements.
     During 1999, the company acquired three companies for an aggregate cash purchase price of approximately $60 million. These acquisitions were accounted for under the purchase method of accounting. During 1999, the company also acquired three companies in exchange for approximately 2.9 million shares of the company's common stock. These acquisitions were accounted for under the pooling of interests method of accounting, and all prior periods were restated.

4 Accounting changes

In 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." Its adoption had no effect on the company's consolidated financial position, consolidated results of operations, or liquidity.
     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which is effective for the company for the year beginning January 1, 2001, establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 requires a company to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Changes in the fair value of derivatives will be reported currently in earnings or in other comprehensive income depending on their effectiveness pursuant to SFAS No. 133. Adoption of SFAS No. 133 will not have a material effect on the company's consolidated financial position, consolidated results of operations, or liquidity.
     In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement revises the accounting standards for securitizations and other transfers of financial assets and collateral and requires certain disclosures. This statement is effective for transfers and servicing of financial assets occurring after March 31, 2001. Management is evaluating what effect, if any, this statement may have on the company's financial statements.

5 One-time charges

2000 restructuring. As a result of a comprehensive business review of the company's operations, the company has decided to focus its resources on value-added, e-business opportunities, de-emphasize or eliminate low-return businesses, and lower its cost base in line with its new business model. As a result, in the fourth quarter of 2000, the company recorded a pretax restructuring charge of $127.6 million, or $.29 per diluted share, primarily for a work-force reduction of approximately 2,000 people (1,400 in the United States and 600 outside the United States). Of the total, approximately 1,300 people were terminated in 2000 with the remaining 700 to leave in 2001. In 2000, 742 people, included above, accepted an early retirement program in the United States. For those employees, funding will be provided through the company's pension plan. Cash expenditures related to the involuntary reductions in 2000 were $8.7 million. A further breakdown of the individual components of these costs follows:

=========================================================================
                        Work-Force Reductions(1)
(Millions)         Total      U. S.     Int'l    Other (2)
--------------------------------------------------------
Work-force
reductions (1)

Early retirement   $ 57.8     $ 57.8
Involuntary
reductions           60.9       13.3    $47.6
                   --------------------------
 Subtotal           118.7       71.1     47.6
Other (2)             8.9                        $ 8.9
                   --------------------------------------
Total charge        127.6       71.1     47.6      8.9
Utilized            (71.9)     (58.7)    (7.8)    (5.4)
                   --------------------------------------
Balance at
Dec. 31, 2000      $ 55.7     $ 12.4    $39.8    $ 3.5
                   --------------------------------------
Expected future
utilization:

2001               $ 51.9     $ 12.2    $36.8    $ 2.9

2002 and
thereafter            3.8         .2      3.0       .6
---------------------------------------------------------
(1) Includes severance, notice pay, medical, and other benefits.
(2) Includes facilities costs, and product and program discontinuances.
=========================================================================

The 2000 restructuring charge was recorded in the following statement of income classifications: cost of revenue, $56.1 million; selling, general and administrative expenses, $51.9 million; research and development expenses, $18.2 million; and other income (expense), net, $1.4 million.

Prior year restructurings. In 1997 and 1995, the company recorded total pretax restructuring charges of $113.6 million and $717.6 million, respectively, for a total of $831.2 million. The charges were related to strategic realignments, the discontinuance of the manufacturing and assembly of personal computers and low-end servers, and the disposal of a small, non-strategic technology product. The charges included (a) $501.5 million for work-force reductions of approximately 8,900 people, (b) $221.1 million for consolidation of facilities and manufacturing capacity, and (c) $108.6 million for product and program discontinuances.
     Activity related to these restructuring actions during the years ended December 31, 2000, 1999, and 1998, was as follows:

================================================================================

                            Work-Force
(Millions)      Total     Reductions(1)   Facilities(2)   Products
-------------------------------------------------------------------------------
Balance at
Dec. 31, 1997   $ 253.6   $130.5          $103.2          $ 19.9
Utilized         (127.3)   (80.0)          (36.0)          (11.3)
Other(3)         (18.8)     (7.5)          (10.8)            (.5)
                ---------------------------------------------------
Balance at
Dec. 31, 1998     107.5     43.0            56.4             8.1
Utilized          (48.8)   (23.1)          (22.3)           (3.4)
Other(3)           (1.5)     2.6            (3.4)            (.7)
                ---------------------------------------------------
Balance at
Dec. 31, 1999      57.2     22.5            30.7             4.0
Utilized          (20.8)    (6.8)          (13.2)            (.8)
Other(3)           (9.3)    (2.1)           (5.4)           (1.8)
                ---------------------------------------------------
Balance at
Dec. 31, 2000   $  27.1   $ 13.6          $ 12.1           $ 1.4
                ---------------------------------------------------
Expected future
utilization:

2001            $  21.5   $ 13.6          $  6.5           $ 1.4

2002 and
thereafter          5.6                      5.6
-------------------------------------------------------------------
(1) Includes severance, notice pay, medical, and other benefits.
(2) Includes consolidation of office facilities and manufacturing capacity.
(3) Includes changes in estimates, reversals of excess reserves, translation adjustments, and additional provisions.

================================================================================

In 1998, there was a reduction in accrued work-force provisions, principally for the reversal of unneeded reserves due to approximately 150 voluntary terminations, and the favorable results of negotiations on termination indemnities relating principally to PC manufacturing personnel. In addition, as a result of the sale of the non-strategic technology product operations in 1998 on more favorable terms than originally anticipated, the company reversed $6.0 million of unneeded accruals, principally for termination indemnities for approximately 130 people.
     As a result of the prior year restructuring actions, cash expenditures in 2000, 1999 and 1998 were $17.6, $44.6, and $118.4 million, respectively, and employee levels were reduced in 2000, 1999, and 1998 by 21, 284, and 900 people, respectively. The $13.6 million balance of the reserve at December 31, 2000 for work-force reductions represents the remaining balance of extended payment severance packages for terminated employees. The $12.1 million December 31, 2000 balance for facility consolidations represents contractual obligations (reduced by sub-lease income) existing under long-term leases of vacated facilities.


6    Accounts receivable

In December 2000, the company entered into an agreement, renewable annually for up to three years, to sell through Unisys Funding Corporation I, a wholly owned subsidiary, interests in eligible U.S. trade accounts receivable for up to $275 million. Unisys Funding Corporation I has been structured to isolate its assets from creditors of Unisys. The company received proceeds of $232 million from the initial sale of accounts receivable interests under the program, which has been included in cash flows from operating activities in the accompanying consolidated statement of cash flows. The company retained subordinated interests of $223 million in the associated receivables, which have been included in accounts and notes receivable, net in the accompanying consolidated balance sheet. As collections reduce previously sold interests, interests in new eligible receivables can be sold, subject to meeting certain conditions.
     The selling price of the receivables interests reflects a discount based on the A-1 rated commercial paper borrowing rates of the purchasers (6.7% at December 31, 2000). The company remains responsible for servicing the underlying accounts receivable, for which it will receive a fee of 0.5% of the outstanding balance, which it believes represents adequate compensation. The company estimates the fair value of its retained interests by considering two key assumptions: the payment rate, which is derived from the average life of the accounts receivable which is less than 60 days, and the rate of expected credit losses. Based on the company's favorable collection experience and very short-term nature of the receivables, both assumptions are considered to be highly predictable. Therefore, the company's estimated fair value of its retained interests in the pool of eligible receivables is approximately equal to the previous cost, less the associated allowance for doubtful accounts. As a result, the loss on the initial sale was not material.
     Revenue recognized in excess of billings on services contracts, or unbilled accounts receivable, was $171.3 and $217.8 million at December 31, 2000 and 1999, respectively. Such amounts are included in accounts and notes receivables, net.

  7 Income taxes

======================================================================
  Year ended December 31 (Millions)          2000     1999      1998
  ------------------------------------------------------------------
  Income before income taxes
       United States                     $  389.0   $ 485.4  $ 397.8
       Foreign                              (10.0)    284.9    196.4
                                         ---------------------------
  Total income before
     income taxes                        $  379.0   $ 770.3  $ 594.2
  ------------------------------------------------------------------
  Provision for income taxes

          Current
            United States                $   10.1   $  55.3  $  55.8
            Foreign                          63.6      79.1     22.7
            State and local                   4.9      10.5     23.3
                                         ---------------------------
            Total                            78.6     144.9    101.8
                                         ---------------------------
          Deferred
            United States                    72.8      75.7    115.2
            Foreign                         (17.2)     24.4       .7
            State and local                             2.5       .1
                                         ---------------------------
            Total                            55.6     102.6    116.0
                                         ---------------------------
  Total provision for income taxes       $  134.2   $ 247.5  $ 217.8
  ------------------------------------------------------------------
======================================================================

   Following is a reconciliation of the provision for income taxes at the United States statutory tax rate to the provision for income taxes as reported:

====================================================================
  Year ended December 31 (Percent)            2000     1999   1998
  ----------------------------------------------------------------
  United States statutory income
   tax                                       35.0%    35.0%   35.0%
  Difference in estimated income
   taxes on foreign earnings, losses,
   and remittances                            9.6       .5    (7.7)
  State taxes                                  .8      1.2     2.5
  Tax refund claims, audit issues,
   and other matters                        (10.4)    (2.3)    5.3
  Amortization of goodwill                     .5       .3      .3
  U.S. tax law change                                 (2.9)
  Other                                       (.1)      .3     1.2
                                         -------------------------
  Provision for income taxes                 35.4%    32.1%   36.6%
  ----------------------------------------------------------------
====================================================================

   The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 2000 and 1999, were as follows:

===============================================================
  December 31 (Millions)                   2000        1999
  -----------------------------------------------------------
  Deferred tax assets
  Capitalized research and
   development                          $  592.7     $  596.1
  Tax loss carryforwards                   280.0        254.2
  Foreign tax credit carryforwards         159.1        114.4
  Other tax credit carryforwards           232.2        243.3
  Prepayments                              101.7        138.5
  Postretirement benefits                   80.1         82.4
  Employee benefits                         83.8         88.5
  Depreciation                              61.0         46.3
  Restructuring                             67.1         38.2
  Other                                    242.6        281.7
                                        ---------------------
                                         1,900.3      1,883.6
  Valuation allowance                     (309.2)      (308.7)
                                        ---------------------
  Total deferred tax assets             $1,591.1     $1,574.9
                                        ---------------------
  Deferred tax liabilities
  Pensions                              $  451.9     $  383.4
  Sales-type leases                         85.2         77.4
  Other                                     64.2         38.6
                                        ---------------------
  Total deferred tax liabilities        $  601.3     $  499.4
                                        ---------------------
  Net deferred tax assets               $  989.8     $1,075.5
  -----------------------------------------------------------
===============================================================

   SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowance at December 31, 2000, applies to certain state and local and foreign tax loss carryforwards and temporary differences that, in management's opinion, are more likely than not to expire unused.
   Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $740.0 million at December 31, 2000. Such earnings are expected to be reinvested indefinitely. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practicable. The additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be substantially offset by U.S. tax credits for foreign taxes already paid. While there are no specific plans to distribute the undistributed earnings in the immediate future, where economically appropriate to do so, such earnings may be remitted.
   Cash paid during 2000, 1999, and 1998 for income taxes was $110.0, $96.6, and $92.7 million, respectively.
   In 1999, the company recognized a one-time tax benefit of $22.0 million, or $.07 per diluted common share, related to a U.S. Treasury income tax regulation pertaining to the use of net operating loss carryforwards of acquired companies.
   At December 31, 2000, the company has U.S. federal and state and local tax loss carryforwards and foreign tax loss carryforwards for certain foreign subsidiaries, the tax effect of which is approximately $280.0 million. These carryforwards will expire as follows (in millions): 2001, $5.9; 2002, $9.5; 2003, $12.7; 2004, $19.2; 2005, $15.1; and $217.6 thereafter. The company also has available tax credit carryforwards of approximately $391.3 million, which will expire as follows (in millions): 2001, $87.7; 2002, $56.7; 2003, $10.9;
2004, $7.7; 2005, $24.6; and $203.7 thereafter.
   The company's net deferred tax assets include substantial amounts of capitalized research and development, and tax credit carryforwards. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. There can be no assurance that in the future there would not be increased competition or other factors that may result in a decline in sales or margins, loss of market share, delays in product availability, or technological obsolescence.
   The company is currently contesting issues before the Internal Revenue Service in connection with Sperry Corporation for the years ended March 31, 1985, through September 16, 1986. In management's opinion, adequate provisions for income taxes have been made for all years.

8 Properties

  Properties comprise the following:

===========================================================
  December 31 (Millions)               2000         1999
  -------------------------------------------------------
  Land                             $     8.3    $     8.4
  Buildings                            148.0        164.4
  Machinery and office equipment     1,207.7      1,323.0
  Rental and outsourcing
     equipment                         220.1        227.2
                                   ----------------------
  Total properties                 $ 1,584.1    $ 1,723.0
  -------------------------------------------------------
===========================================================

9  Investments at equity

   Substantially all of the company's investments at equity consist of Nihon Unisys, Ltd., a Japanese company ("NUL"). At December 31, 2000, the company owned approximately 28% of NUL's common stock that has a fair market value of approximately $320 million. The company has approximately $174 million of retained earnings that represents undistributed earnings of NUL.

10 Debt

   Long-term debt comprises the following:

========================================================

   December 31 (Millions)              2000     1999
   --------------------------------------------------
   11 3/4% senior notes due 2004     $ 334.2  $ 334.2
   7 7/8% senior notes due 2008        200.0    200.0
   12% senior notes                             399.5
   Other, net of unamortized
    discounts                           18.9     39.4
                                     ----------------
   Total                               553.1    973.1
   Less - Current maturities            16.8     22.9
                                     ----------------
   Total long-term debt              $ 536.3  $ 950.2
   --------------------------------------------------
========================================================

   Total long-term debt maturities in 2001, 2002, 2003, 2004, and 2005 are $16.8, $1.7, $.2, $334.4, and $.2 million, respectively.
   Cash paid during 2000, 1999, and 1998 for interest was $90.5, $141.5, and $185.6 million, respectively.
   On April 15, 2000, the company redeemed all of its $399.5 million outstanding 12% senior notes due 2003 at the stated redemption price of 106% of principal. As a result, the company recorded an extraordinary charge of $19.8 million, net of $10.7 million of income tax benefits, or $.06 per diluted share, for the call premium and unamortized debt expense. The redemption was funded through a combination of cash and short-term borrowings under the company's two credit agreements discussed below.
   During 1999, the company repurchased $115.8 million principal amount of its 11 3/4% senior notes due 2004 and $25.5 million principal amount of its 12% senior notes due 2003 at a cost of $157.4 million. As a result, the company recorded an extraordinary charge of $12.1 million, net of $6.5 million of income tax benefits, or $.04 per diluted common share.
   In March 2000, the company entered into a $150 million credit agreement expiring April 2001 for the purpose of funding the redemption of its 12% senior notes. As of December 31, 2000, $127.5 million was borrowed under this agreement at a rate of 7.56%. The company also has a $400 million credit agreement expiring June 2001. As of December 31, 2000, there were no borrowings outstanding under the facility and the entire $400 million was available for borrowings. The company pays commitment fees on the total amount of the facility. In addition, the company has access to certain uncommitted lines of credit from U.S. banks and international subsidiaries maintain short-term credit arrangements with banks in accordance with local customary practice.

11 Other accrued liabilities

   Other accrued liabilities (current) comprise the following:

================================================================================
   December 31 (Millions)                           2000               1999
   --------------------------------------------------------------------------
   Payrolls and commissions                      $   314.7         $   360.9
   Customers' deposits and
    prepayments                                      545.0             522.0
   Taxes other than income taxes                     120.2             113.5
   Restructuring*                                     73.4              36.2
   Other                                             270.2             354.0
                                                -----------------------------
   Total other accrued liabilities               $ 1,323.5         $ 1,386.6
   --------------------------------------------------------------------------

   *At December 31, 2000 and 1999, an additional $9.4 million and $21.0 million, respectively, was reported in other liabilities (long term) on the consolidated balance sheet.
================================================================================

12 Leases

   Rental expense, less income from subleases, for 2000, 1999, and 1998 was $126.6, $120.8, and $118.8 million, respectively.
     Minimum net rental commitments under noncancelable operating leases outstanding at December 31, 2000, substantially all of which relate to real properties, were as follows: 2001, $126.5; 2002, $107.1; 2003, $84.6; 2004,
   $64.6; 2005, $42.3; and $271.5 million thereafter. Such rental commitments have been reduced by minimum sublease rentals of $73.0 million due in the future under noncancelable subleases.

13 Financial instruments

   The company uses derivative financial instruments to manage its exposure to market risks from changes in foreign currency exchange rates. The derivative instruments used are foreign exchange forward contracts and foreign exchange options.
     Due to its foreign operations, the company is exposed to the effects of foreign currency exchange rate fluctuations on the U.S. dollar. Foreign exchange forward contracts and options generally have maturities of three months except for foreign exchange forward contracts for Japanese yen which generally have maturities of one year. These instruments are entered into for the sole purpose of hedging certain royalty income and cost exposures.
     The cost of foreign currency options is recorded in other current assets in the consolidated balance sheet. At December 31, 2000, such amount was $.5 million. When the U.S. dollar strengthens against foreign currencies, the decline in value of the underlying exposures is partially offset by gains in the value of purchased currency options designated as hedges. When the U.S. dollar weakens, the increase in the value of the underlying exposures is reduced only by the premium paid to purchase the options. The cost of options is reported in income ratably over the option term, and any gains thereon are reported in income when the related transactions being hedged (generally within six months) are recognized.
     The company also enters into foreign exchange forward contracts. Gains and losses on such contracts are deferred and included in current liabilities until the corresponding transaction is recognized. At December 31, 2000, the company had a total of $217.0 million (of notional value) of foreign exchange forward contracts, $168.3 million to sell foreign currencies, and $48.7 million to buy foreign currencies. At December 31, 1999, the company had a total of $264.7 million (of notional value) of such contracts, $237.0 million to sell foreign currencies, and $27.7 million to buy foreign currencies. At December 31, 2000, a realized net gain on such contracts of approximately $2.5 million was deferred and included in current liabilities. Gains or losses on foreign exchange forward contracts are reported in income when the related transactions being hedged (generally within three months except for yen contracts) are recognized.
     In 1999, the company entered into interest rate swaps and currency swaps for euros and Japanese yen. The currency swaps were designated as hedges of the foreign currency exposure on the company's net investments in foreign subsidiaries and equity investments. The currency effects of these hedges are reflected in accumulated other comprehensive income (loss) thereby offsetting a portion of the foreign currency translation of net assets. The difference between receipts of a U.S. fixed rate of interest and payments of a foreign currency denominated floating rate is reflected in interest expense. In 2000, the company terminated these swaps, and as a result received net cash of $18.5 million and recognized a pretax loss of $2.7 million. Under the swaps, the company recognized an interest expense benefit of approximately $16 million and $7 million in 2000 and 1999, respectively.

      Financial instruments comprise the following:

================================================================================

   December 31 (Millions)                           2000              1999
   --------------------------------------------------------------------------
   Outstanding:
     Long-term debt                                $ 553.1         $   973.1
     Foreign exchange forward contracts*             217.0             264.7
     Foreign exchange options*                        63.9             288.2
     Interest rate swaps*                                -             400.0
     Foreign currency swaps*                             -             400.0
                                                  --------------------------
   Estimated fair value:
     Long-term debt                                $ 557.0         $ 1,021.2
     Foreign exchange forward contracts                3.0              (1.9)
     Foreign exchange options                           .2               8.4
     Interest rate swaps                                 -               3.4
     Foreign currency swaps                              -             (27.2)
   --------------------------------------------------------------------------
   *notional value
================================================================================

     Financial instruments also include temporary cash investments and customer accounts receivable. Temporary investments are placed with creditworthy financial institutions, primarily in over-securitized treasury repurchase agreements, euro-time deposits, or commercial paper of major corporations. At December 31, 2000, the company's cash equivalents principally have maturities of less than one month. Due to the short maturities of these instruments, they are carried on the balance sheet at cost plus accrued interest, which approximates market value. Realized gains or losses during 2000 and 1999, as well as unrealized gains or losses at December 31, 2000, were immaterial. Receivables are due from a large number of customers that are dispersed worldwide across many industries. At December 31, 2000 and 1999, the company had no significant concentrations of credit risk.
     The carrying amount of cash and cash equivalents, and notes payable approximates fair value because of the short maturity of these instruments. The fair value of the company's long-term debt is based on the quoted market prices for publicly traded issues. For debt that is not publicly traded, the fair value is estimated, after considering any conversion terms, based on current yields to maturity for the company's publicly traded debt with similar maturities. In estimating the fair value of its derivative positions, the company utilizes quoted market prices, if available, or quotes obtained from outside sources.

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

15 Segment information

   The company has two business segments: Services and Technology. The products and services of each segment are marketed throughout the world to commercial businesses and governments. The major service and product lines by segment are as follows: Services - systems integration and solutions, outsourcing, network services, and multivendor maintenance; Technology -enterprise-class servers and specialized technologies.
     The accounting policies of each business segment are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are priced as if the sales or transfers were to third parties. The company evaluates business segment performance on operating income exclusive of restructuring charges and unusual and nonrecurring items. All corporate and centrally incurred costs are allocated to the business segments based principally on assets, revenue, employees, square footage, or usage.
     Corporate assets are principally cash and cash equivalents, prepaid pension assets, and deferred income taxes. The expense or income related to corporate assets are allocated to the business segments. In addition, corporate assets include an offset for accounts receivable that have been recorded as sales in accordance with SFAS No. 125 because such receivables are included in the assets of the business segments.
     No single customer accounts for more than 10% of revenue. Revenue from various agencies of the U.S. Government, which is reported in both business segments, approximated $689, $865, and $917 million in 2000, 1999, and 1998, respectively.
     A summary of the company's operations by business segment for 2000, 1999, and 1998 is presented below:


=============================================================================

   (Millions of dollars)       Total     Corporate   Services   Technology
   ------------------------------------------------------------------------
   2000
   ----
   Customer revenue          $6,885.0                $4,741.6     $2,143.4
   Intersegment                          $ (437.2)       46.6        390.6
                             ---------------------------------------------
   Total revenue             $6,885.0    $ (437.2)   $4,788.2     $2,534.0
                             ---------------------------------------------
   Operating income
      (loss)                 $  426.8    $ (103.3)   $   81.4     $  448.7
   Depreciation and
      amortization              271.0                   116.7        154.3
   Total assets               5,717.7     2,438.8     1,989.0      1,289.9
   Investments at
      equity                    225.8         1.7                    224.1
   Capital expenditures
      for properties            198.3        21.4       111.9         65.0


   1999
   ----
   Customer revenue          $7,544.6                $5,287.0     $2,257.6
   Intersegment                          $ (577.5)       65.6        511.9
                             ---------------------------------------------
   Total revenue             $7,544.6    $ (577.5)   $5,352.6     $2,769.5
                             ---------------------------------------------
   Operating income
      (loss)                 $  960.7    $  (23.6)   $  421.0     $  563.3
   Depreciation and
      amortization              265.2                   115.1        150.1
   Total assets               5,889.7     2,754.9     1,991.8      1,143.0
   Investments at
      equity                    225.5         1.8                    223.7
   Capital expenditures
      for properties            219.6        59.9        97.8         61.9

   1998
   ----
   Customer revenue          $7,243.9                $4,944.8     $2,299.1
   Intersegment                          $ (511.2)       73.7        437.5
                             ---------------------------------------------
   Total revenue             $7,243.9    $ (511.2)   $5,018.5     $2,736.6
                             ---------------------------------------------
   Operating income
      (loss)                 $  799.0    $  (45.3)   $  332.3     $  512.0
   Depreciation and
      amortization              270.4                    88.1        182.3
   Total assets               5,613.2     2,717.8     1,837.6      1,057.8
   Investments at
      equity                    184.6         2.1                    182.5
   Capital expenditures
      for properties            209.1        44.2        86.5         78.4
   ------------------------------------------------------------------------

==============================================================================

    Presented below is a reconciliation of total business segment operating income to consolidated income before income taxes:


===============================================================
  Year ended December 31
  (Millions)                      2000      1999       1998

  -----------------------------------------------------------
  Total segment operating
       income                   $  530.1   $ 984.3  $   844.3
  Interest expense                 (79.8)   (127.8)    (171.7)
  Other income (expense), net       32.0     (62.6)     (33.1)
  Corporate and eliminations        22.9     (23.6)     (45.3)
  Other special charges           (126.2)
                                -----------------------------
     Total income before
          income taxes          $  379.0   $ 770.3  $   594.2
  -----------------------------------------------------------
===============================================================

   Presented below is a reconciliation of total business segment assets to consolidated assets:

======================================================================

  December 31 (Millions)          2000       1999         1998

  ---------------------------------------------------------------
  Total segment assets         $ 3,278.9  $  3,134.8    $ 2,895.4
  Cash and cash equivalents        378.0       464.0        616.4
  Prepaid pension assets         1,063.0       975.9        833.8
  Deferred income taxes          1,044.2     1,128.3      1,123.2
  Elimination for sale of
    receivables                   (279.1)      (30.7)       (28.4)
  Other corporate assets           232.7       217.4        172.8
                               ----------------------------------
     Total assets              $ 5,717.7   $ 5,889.7    $ 5,613.2
  ---------------------------------------------------------------
======================================================================

   Geographic information about the company's revenue, which is principally based on location of the selling organization, and properties, is presented below:

=============================================================

  (Millions)                 2000       1999         1998
  ---------------------------------------------------------
  Revenue

   United States          $ 2,875.5   $ 3,357.9   $ 3,154.3
   United Kingdom             762.9       806.5       735.8
   Other foreign            3,246.6     3,380.2     3,353.8
                          ---------------------------------
     Total                $ 6,885.0   $ 7,544.6   $ 7,243.9
                          ---------------------------------
  Properties, net

   United States          $   389.2   $   367.2   $   322.3
   United Kingdom              52.6        64.2        56.2
   Brazil                      37.2        38.8        61.9
   Other foreign              141.2       150.6       145.0
                          ---------------------------------
     Total                $   620.2   $   620.8   $   585.4
  ---------------------------------------------------------
=============================================================

 16   Employee plans

      Stock plans. Under plans approved by the stockholders, stock options, stock appreciation rights, restricted stock, and restricted stock units may be granted to officers and other key employees.
         Options have been granted to purchase the company's common stock at 100% of the fair market value at the date of grant. Options have a maximum duration of ten years and generally become exercisable in annual installments over a four-year period following date of grant.
         Restricted stock and restricted stock units have been granted and are subject to forfeiture until the expiration of a specified period of service commencing on the date of grant. Compensation expense resulting from the awards is charged to income ratably from the date of grant until the date the restrictions lapse and is based on fair market value at the date of grant. During the years ended December 31, 2000, 1999, and 1998, $1.0, $2.5, and $6.0 million was charged to income, respectively.
         Effective July 1, 1998, the company implemented a world-wide Employee Stock Purchase Plan ("ESPP"), which enables substantially all regular employees to purchase shares of the company's common stock through payroll deductions of up to 10% of eligible pay. The price the employee pays is 85% of the market price at the beginning or end of a calendar quarter, whichever is lower. During the years ended December 31, 2000, 1999, and 1998, employees purchased shares, all of which were newly issued shares, for which $37.3, $35.1 and $5.6 million was paid to the company, respectively.
         U.S. employees are eligible to participate in an employee savings plan. Under this plan, a percentage of the employee's pay may be contributed to various investment alternatives. Effective July 1, 1998, a company match for up to 1% of pay was reinstituted.
      Effective January 1, 2000 such company match was increased to 2%.
      The match consists of the company contributing newly issued shares of its common stock to the plan. The charge to income, related to such company match, for the years ended December 31, 2000, 1999, and 1998 was $19.1, $8.2, and $4.1 million, respectively.

   The company applies APB Opinion 25 for its stock plans and the disclosure-only option under SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense is recognized for stock options granted and for common stock purchases under the ESPP.
   Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the company had accounted for its stock plans under the fair value method of SFAS No. 123. The fair value of stock options is estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2000, 1999, and 1998, respectively: risk-free interest rates of 6.84%, 5.14%, and 5.67%, volatility factors of the expected market price of the company's common stock of 55%, a weighted average expected life of the options of five years, and no dividends.
   For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The company's pro forma net income for the years ended December 2000, 1999, and 1998, respectively, follows: 2000, $182.5 million, or $.58 per diluted share; 1999, $472.2 million, or $1.46 per diluted share; and 1998, $361.6 million, or $.95 per diluted share.

A summary of the status of stock option activity follows:

=============================================================================================================================
  Year ended December 31
  (Shares in thousands)                     2000                              1999                             1998
  -------------------------------------------------------------   --------------------------     ----------------------------
                                                 Weighted Avg.                Weighted Avg.                    Weighted Avg.
                                     Shares      Exercise Price    Shares    Exercise Price      Shares       Exercise Price
                                     --------------------------   --------------------------     ----------------------------
  Outstanding at
    beginning of year                 19,158      $  19.74         18,252       $  13.28         20,439           $   9.90
  Granted                              7,667         33.36          6,981          30.54          5,492              23.14
  Exercised                           (1,455)         9.58         (4,649)         11.28         (6,842)             10.76
  Forfeited and expired               (3,285)        24.41         (1,426)         17.05           (837)             14.05
                                     --------------------------   --------------------------     ----------------------------
  Outstanding at end of year          22,085         24.44         19,158          19.74         18,252              13.28
                                     --------------------------   --------------------------     ----------------------------
  Exercisable at end of year           7,946         15.72          6,138          11.39          7,547              10.50
                                     --------------------------   --------------------------     ----------------------------
  Shares available for granting
    options at end of year             4,008                        2,601                         4,592
                                     --------------------------   --------------------------     ----------------------------
  Weighted average fair value
    of options granted during
    the year                                      $  18.76                      $  15.95                          $  12.79


  December 31, 2000
  (Shares in thousands)                           Outstanding                                  Exercisable
  -----------------------------------------------------------------------------       ------------------------------
  Exercise                                         Average          Average                              Average
  Price Range                         Shares        Life *       Exercise Price       Shares          Exercise Price
  -----------------------------------------------------------------------------       ------------------------------
  $     4-11                           3,864        5.26            $  7.02            3,209              $ 7.16
  $     11-30                          5,898        6.78              19.01            3,285               17.43
  $     30-52                         12,323        8.78              32.50            1,452               30.74
                                     -----------------------------------------       -------------------------------
  Total                               22,085        7.63              24.44            7,946               15.72
  -----------------------------------------------------------------------------       ------------------------------
  *    Average contractual remaining life in years.
=============================================================================================================================

Retirement benefits

Retirement plans funded status and amounts recognized in the company's consolidated balance sheet at December 31, 2000 and 1999, follows:

=======================================================================================================================

                                                                        U.S. Plans               International Plans
                                                              --------------------------       ---------------------
   December 31 (Millions)                                        2000            1999            2000        1999
   -----------------------------------------------------------------------------------------------------------------
   Change in benefit obligation
      Benefit obligation at beginning of year                 $  3,491.1      $  3,684.1       $   844.2    $  811.7
      Service cost                                                  37.4            39.3            18.7        18.0
      Interest cost                                                263.5           251.3            49.9        51.5
      Plan participants' contributions                                                               9.4        10.2
      Plan amendments                                               59.0                             1.1
      Actuarial (gain) loss                                        (29.2)         (234.5)           (7.4)       16.3
      Benefits paid                                               (262.8)         (249.1)          (34.7)      (35.9)
      Effect of settlements/curtailments                                                             1.4         1.1
      Foreign currency translation adjustments                                                    (121.7)      (66.9)
      Other                                                                                         (3.8)       38.2
                                                              --------------------------       ---------------------
      Benefit obligation at end of year                       $  3,559.0      $  3,491.1       $   757.1    $  844.2
   -----------------------------------------------------------------------------------------------------------------

   Change in plan assets
      Fair value of plan assets at beginning of year          $  5,045.5      $  4,459.1       $   959.3    $  877.9
      Actual return on plan assets                                 163.5           831.0            40.4       113.8
      Employer contribution                                          5.1             4.5            10.1        15.3
      Plan participants' contributions                                                               9.4        10.2
      Benefits paid                                               (262.8)         (249.1)          (34.7)      (35.9)
      Foreign currency translation adjustments                                                    (136.6)      (73.2)
      Other                                                                                                     51.2
                                                              --------------------------       ---------------------
      Fair value of plan assets at end of year                $  4,951.3      $  5,045.5       $   847.9    $  959.3
   -----------------------------------------------------------------------------------------------------------------

   Funded status                                              $  1,392.3      $  1,554.4       $    90.8    $  115.1
      Unrecognized net actuarial (gain) loss                      (413.6)         (660.0)          (13.7)      (34.4)
      Unrecognized prior service (benefit) cost                    (12.8)          (20.0)            6.9         7.6
      Unrecognized net obligation at date of adoption                                 .8              .3          .7
                                                              --------------------------       ---------------------
      Prepaid pension cost                                    $    965.9      $    875.2       $    84.3    $   89.0
   -----------------------------------------------------------------------------------------------------------------

   Amounts recognized in the statement of financial
     position consist of:
    Prepaid pension cost                                      $    965.9      $    875.2       $    97.1    $  100.7
    Other liabilities                                                                              (12.8)      (11.7)
                                                              --------------------------       ---------------------
                                                              $    965.9      $    875.2       $    84.3    $   89.0
   -----------------------------------------------------------------------------------------------------------------
=======================================================================================================================

   The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets was as follows (in millions of dollars): $168.7, $161.4, and $91.2 million at December 31, 2000; and $187.2, $178.1, and $108.2 million at December 31, 1999.

Net periodic pension costs for 2000, 1999, and 1998 includes the following components:

===================================================================================================================================
                                                                             U.S. Plans                  International Plans
  Year ended December 31 (Millions)                                 2000       1999        1998        2000      1999      1998
  -------------------------------------------------------------------------------------------------------------------------------
  Service cost                                                    $   37.4    $  39.3   $    35.7    $  18.7   $  18.0   $   15.3
  Interest cost                                                      263.5      251.3       248.3       49.9      51.5       45.8
  Expected return on plan assets                                    (440.3)    (395.4)     (356.5)     (67.3)    (67.4)     (56.8)
  Amortization of prior service (benefit) cost                        (5.9)      (6.3)       (6.6)        .9       1.0         .8
  Amortization of asset or liability at adoption                        .8         .7          .7         .3        .1
  Recognized net actuarial loss (gain)                                 1.1        1.4        23.7         .5       2.8        (.1)
  Settlement/curtailment (gain) loss                                   (.4)       1.4         1.1
                                                                  ---------------------------------------------------------------
  Net periodic pension (income) cost                              $ (143.4)   $(109.0)  $   (55.1)   $   4.4   $   7.1   $    5.0
  -------------------------------------------------------------------------------------------------------------------------------

  Weighted-average assumptions as of December 31
  were as follows:
  Discount rate                                                       8.00%      7.75%       7.00%      6.57%     6.35%      6.36%
  Rate of compensation increase                                       5.40%      5.40%       5.40%      3.77%     3.81%      4.07%
  Expected long-term rate of return on assets                        10.00%     10.00%      10.00%      8.51%     8.44%      8.23%
  -------------------------------------------------------------------------------------------------------------------------------
===================================================================================================================================

Other postretirement benefits
A reconciliation of the benefit obligation, fair value of the plan assets, and the funded status of the postretirement medical plan at December 31, 2000 and 1999, follows:


=====================================================================
  December 31 (Millions)                          2000       1999
  -----------------------------------------------------------------
  Change in benefit obligation
     Benefit obligation at beginning of
       year                                    $   217.4   $  225.8
     Interest cost                                  14.9       14.9
     Plan participants' contributions               24.1       23.8
     Actuarial loss (gain)                           7.2        1.5
     Benefits paid                                 (44.3)     (43.1)
     Effect of settlement/curtailment                (.2)      (5.5)
                                               --------------------
  Benefit obligation at end of year            $   219.1   $  217.4
                                               --------------------
  Change in plan assets
     Fair value of plan assets at
       beginning of year                       $    13.4   $   13.3
     Actual return on plan assets                    1.4        (.1)
     Employer contributions                         18.7       19.5
     Plan participants' contributions               24.1       23.8
     Benefits paid                                 (44.3)     (43.1)
                                               --------------------
  Fair value of plan assets at end of year     $    13.3   $   13.4
                                               --------------------
  Funded status                                $  (205.8)  $ (204.0)
  Unrecognized net actuarial loss                   17.5       12.1
  Unrecognized prior service benefit               (11.8)     (13.6)
                                               --------------------
  Accrued benefit cost                         $  (200.1)  $ (205.5)
  -----------------------------------------------------------------
=====================================================================

   Net periodic postretirement benefit cost for 2000, 1999, and 1998 follows:

========================================================================
  Year ended December 31 (Millions)         2000      1999      1998
  -------------------------------------------------------------------
  Interest cost                           $   14.9   $ 14.9    $ 15.5
  Expected return on plan assets                        (.4)     (1.1)
  Amortization of prior
     service benefit                          (2.0)    (2.2)     (2.7)
  Recognized net actuarial loss                 .4       .6        .6
  Settlement/curtailment gain                          (6.5)
                                          ---------------------------
  Net periodic benefit cost               $   13.3   $  6.4    $ 12.3
                                          ---------------------------
  Weighted-average assumptions as
    of December 31 were as follows:

  Discount rate                               7.70%    7.50%     7.20%
  Expected return on plan assets              8.00%    8.00%     8.00%
  -------------------------------------------------------------------
========================================================================

        The assumed health care cost trend rate used in measuring the expected cost of benefits covered by the plan was 10.2% for 2000, gradually declining to 5.5% in 2006 and thereafter. A one-percentage point increase (decrease) in the assumed health care cost trend rate would increase (decrease) the accumulated postretirement benefit obligation at December 31, 2000, by $8.6 and $(7.9) million, respectively, and increase (decrease) the interest cost component of net periodic postretirement benefit cost for 2000 by $.6 and $(.6) million, respectively.

 17   Stockholders' equity

      The company has 720.0 million authorized shares of common stock, par value $.01 per share, and 40.0 million shares of authorized preferred stock, par value $1 per share, issuable in series.
        During the year ended December 31, 1999, the company made several calls of its Series A Cumulative Convertible Preferred Stock
      ("Series A Preferred Stock") for redemption. As a result, of the
      28.4 million shares of Series A Preferred Stock outstanding at December 31, 1998, 24.5 million were converted into 40.8 million shares of the company's common stock and 3.9 million shares of Series A Preferred Stock were redeemed for $197.0 million in cash.
        In 1999, the remaining balance of $27 million of 8 1/4% convertible subordinated notes due 2006 were converted into 3.9 million shares of the company's common stock.
        Each outstanding share of common stock has attached to it one preferred share purchase right. The rights become exercisable only if a person or group acquires 20% or more of the company's common stock, or announces a tender or exchange offer for 30% or more of the common stock. Until the rights become exercisable, they have no dilutive effect on net income per common share.
        At December 31, 2000, 28.3 million shares of unissued common stock of the company were reserved for stock options and for stock purchase and savings plans.
        Changes in issued shares during the three years ended December 31, 2000, were as follows:

=========================================================================
                                     Preferred    Common      Treasury
  (Thousands)                          Stock       Stock        Stock
  ---------------------------------------------------------------------
  Balance at December 31, 1997         28,800     251,764       (739)
  Conversions to common stock              (2)        110
  Issuance of stock under stock
     option and other plans                143      7,573       (553)
                                      ------------------------------
  Balance at December 31, 1998          28,941    259,447     (1,292)
  Conversions to common stock          (24,952)    46,090
  Redemptions                           (3,941)
  Issuance of stock under stock
     option and other plans                         6,916       (578)
  Other                                   (48)
                                      ------------------------------
  Balance at December 31, 1999               -    312,453     (1,870)
  Issuance of stock under stock
     option and other plans                         4,882        (26)
                                      ------------------------------
  Balance at December 31, 2000               -    317,335     (1,896)
  ---------------------------------------------------------------------
=========================================================================

   Comprehensive income for the three years ended December 31, 2000, includes the following components:

=======================================================================
  Year ended
  December 31 (Millions)                   2000     1999       1998
  -------------------------------------------------------------------
  Net income                          $   225.0   $ 510.7    $ 376.4
                                      ------------------------------
  Other comprehensive
     income (loss)
       Foreign currency translation
          adjustments                    (54.3)     (41.6)     (89.6)
       Related tax (benefit)              19.0       (2.8)      (6.1)
       expense
                                      ------------------------------
  Total other comprehensive
     income (loss)                       (73.3)     (38.8)     (83.5)
                                      ------------------------------
  Comprehensive income                $  151.7    $ 471.9    $ 292.9
  -------------------------------------------------------------------
=======================================================================

Report of Management

The management of the company is responsible for the integrity of its financial statements. These statements have been prepared in conformity with accounting principles generally accepted in the United States and include amounts based on the best estimates and judgments of management. Financial information included elsewhere in this report is consistent with that in the financial statements.
   The company maintains a system of internal accounting controls designed to provide reasonable assurance at a reasonable cost that assets are safeguarded against loss or unauthorized use, and that transactions are executed in accordance with management's authorization and recorded and summarized properly. This system is augmented by written policies and procedures, an internal audit program, and the selection and training of qualified personnel.
   Ernst & Young LLP, independent auditors, have audited the company's financial statements. Their accompanying report is based on audits conducted in accordance with auditing standards generally accepted in the United States, which require a review of the system of internal accounting controls and tests of accounting procedures and records to the extent necessary for the purpose of their audits.
   The Board of Directors, through its Audit Committee, which is composed entirely of outside directors, oversees management's responsibilities in the preparation of the financial statements and selects the independent auditors, subject to stockholder ratification. The Audit Committee meets regularly with the independent auditors, representatives of management, and the internal auditors to review the activities of each and to assure that each is properly discharging its responsibilities. To ensure complete independence, the internal auditors and representatives of Ernst & Young LLP have full access to meet with the Audit Committee, with or without management representatives present, to discuss the results of their examinations and their opinions on the adequacy of internal controls and the quality of financial reporting.

/s/ Lawrence A. Weinbach                 /s/ Janet Brutschea Haugen

Lawrence A. Weinbach                     Janet Brutschea Haugen
Chairman, President,                     Senior Vice President
and Chief Executive Officer              and Chief Financial Officer


Report of Independent Auditors

To the Board of Directors of Unisys Corporation

   We have audited the accompanying consolidated balance sheets of Unisys Corporation at December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of Unisys Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unisys Corporation at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
January 18, 2001

Unisys Corporation

Supplemental Financial Data (Unaudited)

Quarterly financial information

                                                    First         Second         Third         Fourth
(Millions, except per share data)                  Quarter       Quarter        Quarter       Quarter        Year
===================================================================================================================
2000
---------------------------------
Revenue                                         $  1,668.7    $  1,597.1     $  1,690.9    $  1,928.3    $  6,885.0
Gross profit                                         539.3         480.8          474.7         594.3       2,089.1
Income before income taxes                           161.4          85.3           65.0          67.3         379.0
Income before extraordinary item                     106.5          56.3           42.9          39.1         244.8
Net income                                           106.5          36.5           42.9          39.1         225.0
Earnings per common share - basic
   Before extraordinary item                           .34           .18            .14           .12           .78
   Extraordinary item                                               (.06)                                      (.06)
                                                   ----------------------------------------------------------------
   Total                                               .34           .12            .14           .12           .72
                                                   ----------------------------------------------------------------
Earnings per common share - diluted
   Before extraordinary item                           .34           .18            .14           .12           .77
   Extraordinary item                                               (.06)                                      (.06)
                                                   ----------------------------------------------------------------
   Total                                               .34           .12            .14           .12           .71
                                                   ----------------------------------------------------------------
Market price per common share - high                 36.06         28.19          15.31         16.38         36.06
                              - low                  24.25         14.25           9.13          9.25          9.13
===================================================================================================================

1999
---------------------------------
Revenue                                         $  1,822.8    $  1,896.5     $  1,865.4   $   1,959.9    $  7,544.6
Gross profit                                         668.6         664.1          670.2         681.8       2,684.7
Income before income taxes                           169.7         182.5          196.1         222.0         770.3
Income before extraordinary item                     109.9         118.0          150.5         144.4         522.8
Net income                                           109.9         118.0          138.4         144.4         510.7
Dividends on preferred shares                         22.8          12.0            1.9                        36.7
Earnings on common shares                             87.1         106.0          136.5         144.4         474.0
Earnings per common share - basic
   Before extraordinary item                           .33           .39            .49           .47          1.69
   Extraordinary item                                                              (.04)                       (.04)
                                                   ----------------------------------------------------------------
   Total                                               .33           .39            .45           .47          1.65
                                                   ----------------------------------------------------------------
Earnings per common share - diluted
   Before extraordinary item                           .31           .37            .47           .46          1.63
   Extraordinary item                                                              (.04)                       (.04)
                                                   ----------------------------------------------------------------
   Total                                               .31           .37            .43           .46          1.59
                                                   ----------------------------------------------------------------
Market price per common share - high                 36.50         39.94          49.69         47.44         49.69
                              - low                  27.63         27.38          37.06         20.94         20.94
===================================================================================================================

In the fourth quarter of 2000, the company recognized a pretax restructuring charge of $127.6 million, or $.29 per diluted common share. Excluding this item, diluted earnings per share for the year before the extraordinary item was $1.06. See Note 5 of the Notes to Consolidated Financial Statements.

In the third quarter of 1999, the company completed three acquisitions that were accounted for as poolings of interests and all prior periods were restated. See
Note 3 of the Notes to Consolidated Financial Statements.

Included in the third quarter of 1999, the company recognized a one-time tax benefit of $22.0 million, or $.07 per diluted common share. Excluding this item, diluted earnings per share for the year before the extraordinary item was $1.56. See Note 7 of the Notes to Consolidated Financial Statements.

The individual quarterly per-common share amounts may not total to the per-common share amount for the full year because of accounting rules governing the computation of earnings per common share.

Market prices per common share are as quoted on the New York Stock Exchange composite listing.

Ten-Year summary of selected financial data

(Millions, except
 per share data)              2000(1)    1999      1998    1997(1)   1996    1995(1)    1994(1)      1993       1992      1991(1)
==================================================================================================================================
Results of operations
Revenue                    $6,885.0   $7,544.6  $7,243.9  $6,662.9 $6,397.9  $6,370.3   $6,130.6   $6,133.0   $6,750.9   $ 6,943.0
Operating income (loss)       426.8      960.7     799.0    (408.4)   313.1    (568.4)     273.8      692.7      690.2      (612.7)
Income (loss) from
   continuing operations
   before income taxes        379.0      770.3     594.2    (748.1)    80.2    (786.0)      17.4      365.2      304.6    (1,422.2)
Income (loss) from
   continuing operations
   before extraordinary
   items and changes in
   accounting principles      244.8      522.8     376.4    (852.9)    50.7    (632.2)      14.8      280.6      168.6    (1,517.8)
Net income (loss)             225.0      510.7     376.4    (852.9)    38.6    (629.5)     103.2      559.7      363.5    (1,390.9)
Dividends on preferred
  shares                                  36.7     106.5     111.1    120.8     120.3      120.1      121.6      122.1       121.2
Earnings (loss) on common
  shares                      225.0      474.0     269.9    (964.0)   (82.2)   (749.8)     (16.9)     438.1      241.4    (1,512.1)
Earnings (loss) from
  continuing operations
  per common share
     Basic                      .78       1.69      1.07     (5.25)    (.40)    (4.36)      (.61)       .97        .28      (10.05)
     Diluted                    .77       1.63      1.01     (5.25)    (.40)    (4.36)      (.61)       .88        .28      (10.05)

Financial position
Working capital
  (deficit)                $  (98.8)  $  227.2  $  247.5  $  321.9 $  684.5  $   93.5   $1,044.2   $  700.9   $  537.7   $   406.7
Total assets                5,717.7    5,889.7   5,613.2   5,631.6  7,002.3   7,153.3    7,238.1    7,386.3    7,365.1     8,256.5
Long-term debt                536.3      950.2   1,106.7   1,438.4  2,271.5   1,533.3    1,864.1    2,025.0    2,172.8     2,694.6
Common stockholders'
  equity(2)                 2,186.1    1,953.3      90.9    (210.3)   188.8     303.7    1,052.0    1,072.0      561.8       359.2
Common stockholders'
  equity per share             6.93       6.29       .35      (.84)    1.07      1.76       6.10       6.24       3.44        2.20
Other data
Research and
  development              $  333.6   $  339.4  $  308.3  $  314.8 $  352.0  $  411.7   $  464.8   $  496.9   $  513.3   $   617.3
Capital additions
  of properties               198.3      219.6     209.1     184.0    164.3     196.0      209.4      174.0      228.4       224.1
Investment in
  marketable software         152.4      122.8     100.3     133.5    116.6     123.0      121.3      118.7      110.2       167.7
Depreciation                  143.0      141.8     149.2     159.1    184.4     205.5      228.7      254.0      313.4       413.9
Amortization
   Marketable software        115.5      110.9     112.3      97.2    101.7     151.7      150.5      144.6      131.8       241.0
   Goodwill                    12.5       12.5       8.9     963.9     46.1      40.9       36.9       36.7       36.8       246.6
Common shares
   outstanding (millions)     315.4      310.6     258.2     251.0    176.4     172.9      172.5      171.9      163.4       163.1
Stockholders of record
   (thousands)                 29.7       32.8      28.6      37.3     39.2      41.5       45.3       47.8       51.7        54.6
Employees (thousands)          36.9       35.8      33.5      32.9     33.2      37.6       38.0       38.4       42.0        46.7
===================================================================================================================================

(1) Includes special pretax charges of $127.6 million, $1,039.2 million, $846.6 million, $186.2 million, and $1,200.0 million for the years ended December 31, 2000, 1997, 1995, 1994, and 1991, respectively.

(2) After deduction of cumulative preferred dividends in arrears in 1991, 1992, and 1993.

60