Form 10-K, Exhibit 13
period 2001-12-31
UNISYS CORP
filed 2002-02-19
CIK 746838

                                                                      EXHIBIT 13

Unisys Corporation

Management's Discussion and Analysis of Financial Condition and Results of Operations



Overview

The company faced a very challenging economic environment in 2001, compounded by the events of September 11, 2001. In this environment, many organizations delayed planned information technology purchases. This resulted in a falloff in demand industry wide for certain information technology products and services. For the company, this was particularly the case in certain of its key markets: airlines and travel, financial services, and communications, with the impact most pronounced in high-end enterprise servers and in systems integration and consulting projects. As a result, the company took actions to further reduce its cost structure. In the fourth quarter of 2001, the company recorded a pretax charge of $276.3 million, or $.64 per share, to cover a work-force reduction of approximately 3,750 people and other actions. In the fourth quarter of 2000, the company recorded a pretax charge of $127.6 million, or $.29 per diluted share, primarily for a work-force reduction. Included in the charge for both years was an early retirement incentive for certain eligible groups of U.S. employees. See
Note 4 of the Notes to Consolidated Financial Statements.

Results of operations

     In 2001, the company recorded a net loss of $67.1 million, or $.21 per share, compared with net income of $225.0 million, or $.71 per diluted share, in 2000. The results for 2001 include the fourth-quarter pretax charges of $276.3 million, or $.64 per share, as well as an extraordinary charge of $17.2 million, or $.05 per share, for the early extinguishment of debt. Excluding these items, diluted earnings per share in 2001 was $.48. The results for 2000 include the fourth-quarter pretax charge of $127.6 million, or $.29 per diluted share, as well as an extraordinary charge of $19.8 million, or $.06 per diluted share, for the early extinguishment of debt. Excluding these items, diluted earnings per share in 2000 was $1.06. The results for 1999 included a one-time tax benefit of $22.0 million, or $.07 per common share, related to a U.S. Treasury income tax regulation, as well as an extraordinary charge of $12.1 million, or $.04 per diluted share, for the early extinguishment of debt. Excluding these items, diluted earnings per share in 1999 was $1.56.

     The following comparisons of income statement categories exclude the fourth-quarter charges and extraordinary items in all years.

     Revenue for 2001 was $6.02 billion compared to $6.89 billion in 2000 and $7.54 billion in 1999. Revenue in 2001 decreased 13% from the prior year, and revenue in 2000 decreased 9% from 1999. Excluding the negative impact of foreign currency fluctuations, revenue in 2001 declined 9% and revenue in 2000 decreased 5%. The decrease in revenue in 2001 was principally due to lower sales of de-emphasized commodity products, enterprise servers and systems integration. Revenue from international operations in 2001, 2000 and 1999 was $3.42 billion, $4.01 billion and $4.19 billion, respectively. Revenue from U.S. operations was $2.60 billion in 2001, $2.88 billion in 2000 and $3.35 billion in 1999.

     At December 31, 2001, the company owned approximately 28% of the voting common stock of Nihon Unisys, Ltd., a publicly traded Japanese company ("NUL"). The company accounts for this investment by the equity method. NUL is the exclusive supplier of the company's hardware and software products in Japan. The company considers its investment in NUL to be of a long-term strategic nature. For the years ended December 31, 2001, 2000 and 1999, both direct and indirect sales to NUL were approximately $340 million, $530 million and $490 million, respectively.

     At December 31, 2001, the market value of the company's investment in NUL was approximately $188 million and the amount recorded on the company's books was $210.5 million. The market value is determined by both the quoted price per share of NUL's shares on the Tokyo stock exchange and the current exchange rate of the Japanese yen to the U.S. dollar. At any point in time, the company's book value may be higher or lower than market value. The company would only reflect impairment in this investment if the loss in value of the investment were deemed to be other than a temporary decline.

     Total gross profit percent was 27.4% in 2001, 31.2% in 2000 and 35.6% in 1999. The decrease in gross profit margin over this period primarily reflected a lower percentage of revenue from high-margin enterprise server sales as the company continued to shift its business model to emphasize lower-margin but higher-growth services businesses, such as outsourcing. Additionally in 2001, the gross profit margin was impacted by the falloff in demand industry-wide for certain information technology products and services.

     Selling, general and administrative expenses were $1.07 billion in 2001 (17.8% of revenue), $1.28 billion in 2000 (18.5% of revenue) and $1.38 billion in 1999 (18.4% of revenue). The decreases reflected tight controls placed on discretionary spending during these periods. The decline in the current year also reflected the benefits of the personnel reduction actions announced in the fourth quarter of 2000.

     Research and development expenses in 2001 were $303.9 million compared to $315.4 million in 2000 and $339.4 million in 1999.

     In 2001, the company reported operating income of $270.1 million (4.5% of revenue) compared to $553.0 million (8.0% of revenue) in 2000 and $960.7 million (12.7% of revenue) in 1999. The declines reflected lower sales of high-margin enterprise servers and systems integration services, offset in part by tight cost controls.

          Information by business segment for 2001, 2000 and 1999 is presented below:

     (Millions of dollars)        Total    Eliminations  Services    Technology
     ---------------------------------------------------------------------------

     2001
     ----------------
     Customer revenue           $ 6,018.1          --   $  4,444.6   $ 1,573.5
     Intersegment                      --   $  (363.4)        73.8       289.6
                               -----------------------------------------------
     Total revenue              $ 6,018.1   $  (363.4)  $  4,518.4   $ 1,863.1
                               -----------------------------------------------
     Gross profit percent            27.4%         --         19.7%       43.0%
     Operating income percent         4.5%         --          2.1%       11.6%

     2000
     ----------------
     Customer revenue           $ 6,885.0          --   $  4,741.6   $ 2,143.4
     Intersegment                      --   $  (437.2)        46.6       390.6
                               -----------------------------------------------
     Total revenue              $ 6,885.0   $  (437.2)  $  4,788.2   $ 2,534.0
                               -----------------------------------------------
     Gross profit percent            31.2%         --         21.6%       44.7%
     Operating income percent         8.0%         --          1.7%       17.7%

     1999
     ----------------
     Customer revenue           $ 7,544.6          --   $  5,287.0   $ 2,257.6
     Intersegment                      --   $   (577.5)       65.6       511.9
                               -----------------------------------------------
     Total revenue              $ 7,544.6   $   (577.5) $  5,352.6   $ 2,769.5
                               -----------------------------------------------
     Gross profit percent            35.6%          --        25.6%       48.1%
     Operating income percent        12.7%          --         7.9%       20.3%

     ---------------------------------------------------------------------------
     Gross profit percent and operating income percent are as a percent of total revenue.

     In the services segment, customer revenue was $4.44 billion in 2001, $4.74 billion in 2000 and $5.29 billion in 1999. The revenue decline over this period primarily reflected two factors: (a) weak demand industry-wide for systems integration services and proprietary maintenance, partially offset by increased demand in outsourcing, and (b) the company's de-emphasis in year 2001 of commodity hardware sales within network services contracts. The 6% decrease in customer revenue in 2001 from 2000 reflected reduced commodity hardware sales as well as declines in systems integration and proprietary maintenance, offset in part by an increase in outsourcing revenue. In 2001, demand for systems integration weakened as organizations cut back on discretionary information technology projects to focus on cost reduction initiatives. The 10% decrease in 2000 from 1999 reflected declines in systems integration and proprietary maintenance revenue, offset in part by an increase in networking services revenue. Services gross profit declined to 19.7% in 2001 from 21.6% in 2000 and 25.6% in 1999. The decrease in gross profit was largely due to a lower content of higher-margin systems integration and proprietary maintenance revenue. In addition, gross profit in 2001 was negatively impacted by the startup of several large outsourcing contracts. Due to continuing tight controls on spending, operating profit for 2001 increased to 2.1% from 1.7% in 2000. The operating profit percent for 1999 was 7.9%. The decrease in operating profit in 2000 from 1999 was principally due to the gross profit decline.

     In the technology segment, customer revenue was $1.57 billion in 2001, $2.14 billion in 2000 and $2.26 billion in 1999. The revenue decline over this period was primarily driven by two factors: (a) lower sales of ClearPath enterprise servers, reflecting weak economic conditions, as well as the company's transition to a new generation of product families based on the Unisys Cellular MultiProcessing (CMP) architecture, and (b) lower sales of de-emphasized low-margin commodity hardware products as the company focused on high-end server products. The 27% decline in customer revenue in 2001 from 2000 reflected the impact of the global downturn in information technology spending on sales of high-end server products, as well as lower commodity hardware sales. The 5% decline in customer revenue in 2000 from 1999 was primarily due to a decline in ClearPath enterprise server revenue. The gross profit percent was 43.0% in 2001, 44.7% in 2000 and 48.1% in 1999. The gross profit declines were due in large part to lower sales of high-margin ClearPath systems. Operating profit in this segment was 11.6% in 2001, 17.7% in 2000 and 20.3% in 1999. The decrease in operating profits was principally due to the gross profit decline.

     Interest expense declined to $70.0 million in 2001 from $79.8 million in 2000, and $127.8 million in 1999. The decline in 2001 was principally due to lower average borrowings and lower average interest rates. The decline in 2000 from 1999 was principally due to lower average interest rates as well as the effect of interest rate swaps (discussed below).

     Other income (expense), net, which can vary from year to year, was income of $29.7 million in 2001, income of $33.4 million in 2000 and an expense of $62.6 million in 1999. The difference in 2001 from 2000 was principally due to discounts on higher sales of receivables and lower equity income, offset in part by higher foreign exchange gains. The difference in 2000 compared to 1999 was principally due to higher equity and interest income in 2000 and charges in 1999 related to legal actions.

     Income before income taxes in 2001 was $229.8 million compared to $506.6 million in 2000 and $770.3 million in 1999.

     The provision for income taxes in 2001 was $75.9 million (33.0% effective tax rate) compared to $172.3 million (34.0% effective tax rate) in 2000 and $269.5 million (35.0% tax rate) in 1999. It is expected that the effective tax rate will be 33.0% for 2002.

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interests method. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001. SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually for impairment in accordance with this statement. The company is required to adopt SFAS No. 142 effective January 1, 2002. In anticipation of adoption, the company reclassified the amount of goodwill as a separate line item in its balance sheet. During the first half of 2002, the company will perform the first of the required impairment tests of goodwill. The company has not yet determined what effect, if any, this initial test will have on the company's consolidated financial position or consolidated results of operations. An impairment charge, if any, from this initial test will be reported as a change in accounting principle. As a result of adoption of SFAS No. 142, all amortization of goodwill as a charge to earnings ($16.5 million in 2001, or $.04 per share) will be eliminated.

     Effective April 1, 2001, the company adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement revised the accounting standards for securitizations and other transfers of financial assets and collateral and requires certain disclosures. Adoption of SFAS No. 140 had no effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

Financial condition

Cash and cash equivalents at December 31, 2001 were $325.9 million compared to $378.0 million at December 31, 2000.

     During 2001, cash provided by operations was $202.4 million compared to $419.9 million in 2000 principally reflecting a decline in profitability. Cash expenditures related to both current and prior-year restructuring actions (which are included in operating activities) in 2001, 2000 and 1999 were $71.5 million, $26.3 million and $44.6 million, respectively, and are expected to be approximately $125 to $130 million in 2002, principally for work-force reductions and facility costs. Personnel reductions in 2001 related to both current and prior-year restructuring actions were approximately 2,500 and are expected to be approximately 1,500 in 2002.

     Cash used for investing activities in 2001 was $325.6 million compared to $270.9 million for 2000. During 2001, both proceeds from investments and purchases of investments, which represent primarily foreign exchange contract activity, increased from the prior year as a result of shortening the duration of individual contracts. In addition, 2000 includes $18.5 million net proceeds from the termination of the euro and Japanese yen swaps as described below.

     Cash provided by financing activities during 2001 was $71.6 million compared to cash usage of $217.3 million in 2000. The current year includes net proceeds from issuance of long-term debt of $536.5 million and payment of long-term debt of $370.8 million, as described below. In 2000, the company used $448.0 million to repay long-term debt. The cash usage was funded through a combination of cash and short-term borrowings.

     At December 31, 2001, total debt was $826.1 million, an increase of $63.5 million from December 31, 2000. At December 31, 2001, the debt-to-capital ratio was 28.1% compared to 25.9% at December 31, 2000.

     During 2001, the company issued $400 million of 8 1/8% senior notes due 2006 and $150 million of 7 1/4% senior notes due 2005. In June 2001, the company completed a cash tender offer for $319.2 million principal amount of its 11 3/4% senior notes due 2004 and in October 2001, the company redeemed, at a premium, the remaining $15.0 million outstanding principal amount of such notes. As a result of these actions, the company recorded an extraordinary after-tax charge of $17.2 million, net of $9.3 million tax benefit, or $.05 per share, for the premium paid, unamortized debt-related expenses and transaction costs.

     In March 2001, the company entered into a new three-year $450 million credit agreement which replaced the $400 million three-year facility that was due to expire in June 2001. This agreement was amended in November 2001 to modify certain financial covenants to accommodate the company's fourth-quarter charge, discussed above. As of December 31, 2001, there were no borrowings under this facility and the entire $450 million was available for borrowings. Borrowings under the agreement bear interest based on the then current LIBOR or prime rates and the company's credit rating. The credit agreement contains financial and other covenants, including maintenance of certain financial ratios, a minimum level of net worth and limitations on certain types of transactions. Events of default under the credit agreement include failure to perform covenants, material adverse change, change of control and default under other debt aggregating at least $25 million. If an event of default were to occur under the credit agreement, the lenders would be entitled to declare all amounts borrowed under it immediately due and payable. The occurrence of an event of default under the credit agreement could also cause the acceleration of obligations under certain other agreements and the termination of the company's U.S. trade accounts receivable facility, described below.

     In addition, the company has access to certain uncommitted lines of credit from U.S. banks, and certain international subsidiaries maintain short-term credit arrangements with banks in accordance with local customary practice. Other sources of short-term funding are operational cash flows, including customer prepayments, and the company's U.S. trade accounts receivable facility. Using this facility the company sells, on an ongoing basis, up to $225 million of its eligible U.S. trade accounts receivable through a wholly owned subsidiary, Unisys Funding Corporation I. The facility is renewable annually at the purchasers' option and expires in December 2003. See Note 5 of the Notes to Consolidated Financial Statements.

     At December 31, 2001, the company has met all of the covenants and conditions under its various lending and funding agreements. Since the company believes that it will continue to meet these covenants and conditions, the company believes that it has adequate sources and availability of short-term funding to meet its expected cash requirements.

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

As described more fully in Notes 4, 9 and 11 of the Notes to Consolidated Financial Statements, at December 31, 2001 the company had certain cash obligations, which are due as follows:

                                                          Less than                             After 5
(Millions of dollars)                             Total     1 year    1-3 years   4-5 years     years
Notes payable                                   $   78.9    $ 78.9
Long-term debt                                     750.0                            $550.0      $200.0
Capital lease obligations                            4.3       2.2      $  1.6          .4          .1
Operating leases, net of sublease income           679.6     128.3       192.2       104.3       254.8
Work-force reductions                              138.1     119.1        19.0
                                                -------------------------------------------------------
Total                                           $1,650.9    $328.5      $212.8      $654.7      $454.9
                                                =======================================================

     As more fully described in Note 11 to the Notes to Consolidated Financial Statements, the company may have an additional obligation under an operating lease for one of its facilities.

     At December 31, 2001, the company had outstanding standby letters of credit and surety bonds of approximately $230 million related to performance and payment guarantees. Based on experience with these arrangements, the company believes that any obligations that may arise will not be material.

     The company may, from time to time, redeem, tender for, or repurchase its debt securities in the open market or in privately negotiated transactions depending upon availability, market conditions and other factors.

     The company has on file with the Securities and Exchange Commission ("SEC") an effective registration statement covering $150 million of debt or equity securities, which enables the company to be prepared for future market opportunities. The company intends to file a new registration statement with the SEC during the first quarter of 2002 covering $1.5 billion of securities (inclusive of the $150 million already registered). The company cannot determine when the SEC will declare this registration statement effective.

     Stockholders' equity decreased $73.4 million during 2001, principally reflecting the net loss of $67.1 million and currency translation of $63.1 million, offset in part by $52.0 million for issuance of stock under stock option and other plans and $4.6 million of tax benefits related to employee stock plans.

Market risk

The company has exposure to interest rate risk from its short-term and long-term debt. In general, the company's long-term debt is fixed rate and the short-term debt is variable rate. See Note 9 of the Notes to Consolidated Financial Statements for components of the company's long-term debt. The company believes that the market risk from changes in interest rates (assuming a hypothetical 10% movement in these rates) would not be material to the fair value of these financial instruments, or the related cash flows, or future results of operations.

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

     The company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign currency exchange rates applied to these derivative financial instruments described above. As of December 31, 2001 and 2000, the analysis indicated that such market movements would have reduced the estimated fair value of these derivative financial instruments by approximately $25 million and $10 million, respectively.

     Based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and the company's actual exposures and hedges, actual gains and losses in the future may differ from the above analysis.


Critical accounting policies

Outsourcing

     In recent years, the company's outsourcing business has increased significantly. Typically the terms of these contracts are between three and ten years. In a number of these arrangements, the company hires certain of the customers' employees and often becomes responsible for the related employee obligations, such as pension and severance commitments. In addition, system development activity on outsourcing contracts may require significant up-front investments by the company. The company funds these investments, and any employee-related obligations, from customer prepayments and operating cash flow. Also, in the early phases of these contracts, gross margins may be lower than in later years when the work force and facilities have been rationalized for efficient operations, and an integrated systems solution has been implemented.

     Revenue under these contracts is recognized when the company performs the services or processes transactions in accordance with contractual performance standards. Customer prepayments (even if nonrefundable) are deferred (classified as a liability) and recognized over future periods as services are delivered or performed.

     Costs on outsourcing contracts are generally charged to expense as incurred. However, direct cost incurred related to the inception of an outsourcing contract are deferred and charged to expense over the contract term. These costs consist principally of initial customer set-up and employment obligations related to employees assumed. In addition, the costs of equipment and software, some of which is internally developed, is capitalized and depreciated over the shorter of their life or the term of the contract.

     At December 31, 2001, the net capitalized amount related to outsourcing contracts was $188.0 million, consisting of $65.2 million reported in properties and $122.8 million of net contract-related costs reported in other long-term assets. The contract-related costs are tested for recoverability quarterly.

Systems integration

The company recognizes revenue and profit as long-term systems integration contracts progress using the percentage-of-completion method of accounting, which relies on estimates of total expected contract revenues and costs. The company follows this method since reasonably dependable estimates of the revenue and costs applicable to various elements of a contract can be made. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of these contracts, recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. Accordingly, favorable changes in estimates result in additional revenue and profit recognition, and unfavorable changes in estimates result in a reduction of recognized revenue and profits. When estimates indicate that a loss will be incurred on a contract on completion, a provision for the expected loss is recorded in the period in which the loss becomes evident. As work progresses under a loss contract, revenue continues to be recognized, and a portion of the contract costs incurred in each period is charged to the contract loss reserve.

Taxes

The company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

     At December 31, 2001 and 2000, the company had deferred tax assets in excess of deferred tax liabilities of $1,376 million and $1,299 million, respectively. For the reasons cited below, at December 31, 2001 and 2000, management determined that it is more likely than not that $1,034 million and $990 million, respectively, of such assets will be realized, resulting in a valuation allowance of $342 million and $309 million, respectively.

     The company evaluates quarterly the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. The company has used tax planning strategies to realize or renew net deferred tax assets in order to avoid the potential loss of future tax benefits.

     Approximately $3.2 billion of future taxable income (predominately U.S.) ultimately is needed to realize the net deferred tax assets at December 31, 2001. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. Factors that may affect the company's ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in sales or margins, loss of market share, delays in product availability or technological obsolescence.

     In addition, the company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In management's opinion, adequate provisions for income taxes have been made for all years.

Pensions

The company accounts for its defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions," which requires that amounts recognized in financial statements be determined on an actuarial basis. A substantial portion of the company's pension amounts relate to its defined benefit plan in the United States. As permitted by SFAS No. 87, the company uses a calculated value of plan assets (which is further described below). SFAS No. 87 requires that the effects of the performance of the pension plan's assets and changes in pension liability discount rates on the company's computation of pension income (expense) be amortized over future periods.

     The most significant element in determining the company's pension income (expense) in accordance with SFAS No. 87 is the expected return on plan assets. In 2001, the company has assumed that the expected long-term rate of return on plan assets will be 10%. Over the long term, the company's pension plan assets have earned in excess of 10%. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over four years. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (expense). The plan assets have earned a rate of return substantially less than 10% in the last two years. Should this trend continue, the company would be required to reconsider its assumed expected rate of return on plan assets. If the company were to lower this rate, future pension income would likely decline.

     At the end of each year, the company determines the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the company looks to rates of return on high-quality, fixed-income investments that receive one of the two highest ratings given by a recognized ratings agency. At December 31, 2001, the company determined this rate to be 7.50%, a decrease of 50 basis points from the rate used at December 31, 2000. Changes in discount rates over the past three years have not materially affected pension income (expense), and the net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, have been deferred, in accordance with SFAS No. 87.

     At December 31, 2001, the company's consolidated prepaid pension asset was $1.2 billion, up from $1.1 billion at the end of 2000. The increase was principally due to the recognition of pension income. For the year ended December 31, 2001, the company recognized consolidated pretax pension income of $170.0 million, up from $139.0 million in 2000. The company currently expects that consolidated pension income for 2002 will not be materially different from 2001.


Factors that may affect future results

From time to time, the company provides information containing "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements rely on assumptions and are subject to risks, uncertainties and other factors that could cause the company's actual results to differ materially from expectations. In addition to changes in general economic and business conditions, acts of war, terrorism and natural disasters, these other factors include, but are not limited to, those discussed below.

     The company operates in an industry characterized by aggressive competition, rapid technological change, evolving technology standards, and short product life-cycles. Future operating results will depend on the company's ability to design, develop, introduce, deliver, or obtain new and innovative products and services on a timely and cost-effective basis; on its ability to succeed in the high-end information technology services segment; on its ability to effectively manage the shift in its technology business into higher growth, lower-margin standards-based server products; on its ability to mitigate the effects of competitive pressures and volatility in the information services and technology industry on revenues, pricing and margins; and on its ability to successfully attract and retain highly skilled people. In addition, future operating results could be impacted by market demand for and acceptance of the company's service and product offerings.

     A number of the company's contracts are long-term contracts for network services, outsourcing, help desk and similar services, for which volumes are not guaranteed. Future results will depend upon the company's ability to meet performance levels over the terms of these contracts.

     Certain of the company's systems integration contracts are fixed-price contracts under which the company assumes the risk for delivery of the contracted services at an agreed-upon price. Future results will depend on the company's ability to profitably perform these services contracts and obtain new contracts.

     The company frequently enters into contracts with governmental entities. Associated risks and uncertainties include the availability of appropriated funds and contractual provisions allowing governmental entities to terminate agreements at their discretion before the end of the contract terms.

     The company has commercial relationships with suppliers, channel partners and other parties that have complementary products, services, or skills. Future results will depend in part on the performance and capabilities of these third parties. Future results will also depend upon the ability of external suppliers to deliver materials at reasonable prices and in a timely manner and on the financial condition of, and the company's relationship with, distributors and other indirect channel partners.

     Approximately 57% of the company's total revenue derives from international operations. The risk of doing business internationally includes foreign currency exchange rate fluctuations, changes in political or economic conditions, trade protection measures, and import or export licensing requirements.

Unisys Corporation
Consolidated Statement of Income

Year Ended December 31 (Millions, except per share data)           2001         2000          1999
----------------------------------------------------------------------------------------------------
Revenue                                                           $6,018.1     $6,885.0     $7,544.6
                                                                  ----------------------------------
Costs and expenses
Cost of revenue                                                    4,534.8      4,795.9      4,859.9
Selling, general and administrative expenses                       1,156.3      1,328.7      1,384.6
Research and development expenses                                    331.5        333.6        339.4
                                                                  ----------------------------------
                                                                   6,022.6      6,458.2      6,583.9
                                                                  ----------------------------------
Operating income (loss)                                               (4.5)       426.8        960.7
Interest expense                                                      70.0         79.8        127.8
Other income (expense), net                                           28.0         32.0        (62.6)
                                                                  ----------------------------------
Income (loss) before income taxes                                    (46.5)       379.0        770.3
Provision for income taxes                                             3.4        134.2        247.5
                                                                  ----------------------------------
Income (loss) before extraordinary items                             (49.9)       244.8        522.8
Extraordinary items                                                  (17.2)       (19.8)       (12.1)
                                                                  ----------------------------------
Net income (loss)                                                    (67.1)       225.0        510.7
Dividends on preferred shares                                                                   36.7
                                                                  ----------------------------------
Earnings (loss) on common shares                                  $  (67.1)    $  225.0     $  474.0
                                                                  ----------------------------------
Earnings (loss) per common share - basic
Before extraordinary items                                        $   (.16)    $    .78     $   1.69
Extraordinary items                                                   (.05)        (.06)        (.04)
                                                                  ----------------------------------
Total                                                             $   (.21)    $    .72     $   1.65
                                                                  ----------------------------------
Earnings (loss) per common share - diluted
Before extraordinary items                                        $   (.16)    $    .77     $   1.63
Extraordinary items                                                   (.05)        (.06)        (.04)
                                                                  ----------------------------------
Total                                                             $   (.21)    $    .71     $   1.59
----------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Unisys Corporation



Consolidated Balance Sheet

December 31 (Millions)                                        2001        2000
--------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                                 $    325.9  $   378.0
Accounts and notes receivable, net                           1,093.7    1,247.4
Inventories
 Parts and finished equipment                                  201.6      249.4
 Work in process and materials                                 144.2      176.1
Deferred income taxes                                          342.6      460.6
Other current assets                                            96.1       75.5
                                                          ---------------------
Total                                                        2,204.1    2,587.0
                                                          ---------------------
Properties                                                   1,445.0    1,400.6
Less - Accumulated depreciation                                910.8      890.7
                                                          ---------------------
Properties, net                                                534.2      509.9
                                                          ---------------------
Investments at equity                                          212.3      225.8
                                                          ---------------------
Marketable software, net                                       287.9      296.7
                                                          ---------------------
Prepaid pension cost                                         1,221.0    1,063.0
                                                          ---------------------
Deferred income taxes                                          747.8      583.6
                                                          ---------------------
Goodwill                                                       159.0      186.3
                                                          ---------------------
Other long-term assets                                         402.8      261.0
                                                          ---------------------
Total                                                     $  5,769.1  $ 5,713.3
-------------------------------------------------------------------------------

Liabilities and stockholders' equity
Current liabilities
Notes payable                                             $     78.9  $   209.5
Current maturities of long-term debt                             2.2       16.8
Accounts payable                                               694.9      847.7
Other accrued liabilities                                    1,312.5    1,278.8
Income taxes payable                                           234.6      288.3
                                                          ---------------------
Total                                                        2,323.1    2,641.1
                                                          ---------------------
Long-term debt                                                 745.0      536.3
                                                          ---------------------
Other long-term liabilities                                    588.3      349.8
                                                          ---------------------
Stockholders' equity
Common stock, shares issued: 2001 - 322.5; 2000 - 317.3          3.2        3.2
Accumulated deficit                                           (896.5)    (829.4)
Other capital                                                3,712.8    3,656.0
Accumulated other comprehensive loss                          (706.8)    (643.7)
                                                          ---------------------
Stockholders' equity                                         2,112.7    2,186.1
                                                          ---------------------
Total                                                     $  5,769.1  $ 5,713.3
-------------------------------------------------------------------------------

See notes to consolidated financial statements.

Unisys Corporation



Consolidated Statement of Cash Flows

Year Ended December 31 (Millions)                                        2001       2000       1999
-------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Income (loss) before extraordinary items                             $    (49.9) $  244.8  $    522.8
Add (deduct) items to reconcile income (loss) before extraordinary items to net cash provided by operating activities:
Extraordinary items                                                       (17.2)    (19.8)      (12.1)
Depreciation                                                              140.2     135.6       134.5
Amortization:
  Marketable software                                                     145.5     115.5       110.9
  Goodwill                                                                 16.5      21.8        21.7
(Increase) decrease in deferred income taxes, net                         (44.4)     85.6        (9.9)
Decrease (increase) in receivables, net                                    72.3     158.2      (244.5)
Decrease (increase) in inventories                                         79.7     (52.5)       98.0
(Decrease) in accounts payable and other accrued liabilities             (143.6)   (140.0)      (81.8)
(Decrease) increase in income taxes payable                               (58.0)    (62.8)       78.2
Increase (decrease) in other liabilities                                  245.6      (2.5)       (2.2)
(Increase) in other assets                                               (238.4)    (69.2)     (159.2)
Other                                                                      54.1       5.2        61.2
                                                                     --------------------------------
Net cash provided by operating activities                                 202.4     419.9       517.6
                                                                     --------------------------------
Cash flows from investing activities
Proceeds from investments                                               3,028.7     790.4     1,033.8
Purchases of investments                                               (3,009.0)   (716.7)   (1,013.8)
Investment in marketable software                                        (136.8)   (152.4)     (122.8)
Capital additions of properties                                          (199.4)   (198.3)     (219.6)
Purchases of businesses                                                    (9.1)    (13.9)      (53.9)
Proceeds from sales of properties                                                    20.0        47.9
                                                                     --------------------------------
Net cash used for investing activities                                   (325.6)   (270.9)     (328.4)
                                                                     --------------------------------
Cash flows from financing activities
Proceeds from issuance of long-term debt                                  536.5                  30.3
Payments of long-term debt                                               (370.8)   (448.0)     (164.4)
Net (reduction in) proceeds from short-term borrowings                   (127.7)    179.6       (25.6)
Proceeds from employee stock plans                                         33.6      51.1        87.7
Dividends paid on preferred shares                                                              (59.4)
Redemption of preferred stock                                                                  (197.0)
                                                                     --------------------------------
Net cash provided by (used for) financing activities                       71.6    (217.3)     (328.4)
                                                                     --------------------------------
Effect of exchange rate changes on cash and cash equivalents                (.5)    (17.7)      (13.2)
                                                                     --------------------------------
Decrease in cash and cash equivalents                                     (52.1)    (86.0)     (152.4)
Cash and cash equivalents, beginning of year                              378.0     464.0       616.4
                                                                     --------------------------------
Cash and cash equivalents, end of year                               $    325.9  $  378.0  $    464.0
-----------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Unisys Corporation



Consolidated Statement of Stockholders' Equity

                                                                                        Other,       Accumulated
                                                                                      Principally       Other      Comprehensive
                                      Preferred    Common    Accumulated   Treasury     Paid-In     Comprehensive      Income
(Millions)                              Stock      Stock       Deficit       Stock      Capital     Income (Loss)      (Loss)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998         $  1,444.7   $   2.6   $  (1,532.2)   $  (23.6)   $  2,175.7    $  (531.6)
Conversions to common stock            (1,245.3)       .4                                 1,271.2
Redemption of preferred stock            (197.0)
Issuance of stock under stock
  option and other plans                               .1                     (17.8)        103.4
Net income                                                        510.7                                              $  510.7
Other comprehensive loss                                                                                 (38.8)         (38.8)
                                                                                                                     --------
Comprehensive income                                                                                                 $  471.9
                                                                                                                     --------
Dividends                                                         (32.9)
Tax benefit related to stock plans                                                           66.1
Other                                      (2.4)
----------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                  -       3.1      (1,054.4)      (41.4)      3,616.4       (570.4)
Issuance of stock under stock
  option and other plans                               .1                       (.7)         70.0
Net income                                                        225.0                                              $  225.0
Other comprehensive loss                                                                                 (73.3)         (73.3)
                                                                                                                     --------
Comprehensive income                                                                                                 $  151.7
                                                                                                                     --------
Unearned compensation                                                                          .4
Tax benefit related to stock plans                                                           11.3
----------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                  -       3.2        (829.4)      (42.1)      3,698.1       (643.7)
Issuance of stock under stock
  option and other plans                                                        (.2)         52.2
Net loss                                                          (67.1)                                             $  (67.1)
Other comprehensive loss                                                                                 (63.1)         (63.1)
                                                                                                                     --------
Comprehensive loss                                                                                                   $ (130.2)
                                                                                                                     --------
Unearned compensation                                                                          .2
Tax benefit related to stock plans                                                            4.6
----------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001         $        -   $   3.2   $    (896.5)   $  (42.3)   $  3,755.1    $  (706.8)
------------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Unisys Corporation

Notes to Consolidated Financial Statements

/1/ Summary of significant accounting policies

Principles of consolidation. The consolidated financial statements include the accounts of all majority-owned subsidiaries. Investments in companies representing ownership interests of 20% to 50% are accounted for by the equity method.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Cash equivalents. All short-term investments purchased with a maturity of three months or less are classified as cash equivalents.

Inventories. Inventories are valued at the lower of cost or market. Cost is determined principally on the first-in, first-out method.

Properties and depreciation. Properties are carried at cost and are depreciated over the estimated lives of such assets using the straight-line method. Outsourcing equipment is depreciated over the shorter of the asset life or the term of the contract. For other classifications of properties, the principal rates used are summarized below:

                                  Rate per Year (%)
                                  -----------------

Buildings                               2-5
Machinery and office equipment          5-25
Rental equipment                        25
Internal use software                   10-33

Advertising costs. The company expenses all advertising costs as they are incurred. The amount charged to expense during 2001, 2000 and 1999 was $35.6, $38.2, and $48.6 million, respectively.

Revenue recognition. The company generally recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable.

     Revenue from hardware sales is recognized upon shipment and the passage of title. Outside of the United States, the company recognizes revenue even if it retains a form of title to products delivered to customers, provided the sole purpose is to enable the company to recover the products in the event of customer payment default, and the arrangement does not prohibit the customer's use of the product in the ordinary course of business.

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

     Revenue and profit under systems integration contracts is recognized on the percentage-of-completion method of accounting using the cost-to-cost method or when services have been performed, depending on the nature of the project. For contracts accounted for on the percentage-of-completion basis, revenue and profit recognized in any given accounting period is based on estimates of total projected contract costs, the estimates are continually reevaluated and revised, when necessary, throughout the life of a contract. Any adjustments to revenue and profit due to changes in estimates are accounted for in the period of the change in estimate. When estimates indicate that a loss will be incurred on a contract on completion, a provision for the expected loss is recorded in the period in which the loss becomes evident.

     Revenue from time and materials service contracts and outsourcing contracts is recognized as the services are provided.

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

Outsourcing contract costs. Costs on outsourcing contracts are generally charged to expense as incurred. However, direct costs incurred related to the inception of an outsourcing contract are deferred and charged to expense over the contract term. These costs consist principally of initial customer set-up and employment obligations related to employees assumed. At December 31, 2001 and 2000, $122.8 million and $34.7 million, respectively, of these costs were reported in other long-term assets.

Goodwill. Goodwill represents the excess of cost over fair value of net assets acquired, which is being amortized on the straight-line method. Accumulated amortization at December 31, 2001 and 2000 was $120.0 and $106.9 million, respectively.

     Whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable, the company would prepare projections of future cash flows for the applicable business. If such projections indicated that goodwill would not be recoverable, the company's carrying value of goodwill would be reduced by the estimated excess of such value over projected discounted cash flows, after reduction for the carrying amount of the other net assets of the business.

Translation of foreign currency. The local currency is the functional currency for most of the company's international subsidiaries and, as such, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year. Translation adjustments resulting from changes in exchange rates are reported in other comprehensive income. Exchange gains and losses on intercompany balances of a long-term investment nature are reported in other comprehensive income. All other exchange gains and losses on intercompany balances are reported in other income (expense), net.

     For those international subsidiaries operating in hyper-inflationary economies, the U.S. dollar is the functional currency and, as such, non-monetary assets and liabilities are translated at historical exchange rates and monetary assets and liabilities are translated at current exchange rates. Exchange gains and losses arising from translation are included in other income (expense), net.

Reclassifications. Certain prior-year amounts have been reclassified to conform with the 2001 presentation.

2 Earnings per share

  The following table shows how earnings per share were computed for the three years ended December 31, 2001.

  Year ended December 31
  (Millions, except per share data)                                              2001          2000          1999
--------------------------------------------------------------------------------------------------------------------
  Basic earnings per share computation
  Income (loss) before extraordinary items                                    $   (49.9)    $   244.8     $   522.8
  Less dividends on preferred shares                                                                          (36.7)
                                                                              -------------------------------------
  Income (loss) available to common stockholders before extraordinary items       (49.9)        244.8         486.1
  Extraordinary items                                                             (17.2)        (19.8)        (12.1)
                                                                              -------------------------------------
  Net income (loss) available to common stockholders                          $   (67.1)    $   225.0     $   474.0
                                                                              -------------------------------------
  Weighted average shares (thousands)                                           318,207       313,115       287,290
                                                                              -------------------------------------
  Basic earnings (loss) per share
  Before extraordinary items                                                  $    (.16)    $     .78     $    1.69
  Extraordinary items                                                              (.05)         (.06)         (.04)
                                                                              -------------------------------------
  Total                                                                       $    (.21)    $     .72     $    1.65
                                                                              -------------------------------------
  Diluted earnings per share computation
  Income (loss) available to common stockholders before extraordinary items   $   (49.9)    $   244.8     $   486.1
  Plus interest expense on assumed conversion of
    8 1/4% Convertible Notes, net of tax                                                                         .3
                                                                              -------------------------------------
  Income (loss) available to common stockholders
    plus assumed conversions before extraordinary items                           (49.9)        244.8         486.4
  Extraordinary items                                                             (17.2)        (19.8)        (12.1)
                                                                              -------------------------------------
  Net income (loss) available to common stockholders                          $   (67.1)    $   225.0     $   474.3
                                                                              -------------------------------------
  Weighted average shares (thousands)                                           318,207       313,115       287,290
  Plus incremental shares from assumed conversions:
    Employee stock plans                                                                        3,536         9,835
    8 1/4% Convertible Notes                                                                                    818
    Preferred stock                                                                                             877
                                                                              -------------------------------------
  Adjusted weighted average shares                                              318,207       316,651       298,820
                                                                              -------------------------------------
  Diluted earnings (loss) per share
  Before extraordinary items                                                  $    (.16)    $     .77     $    1.63
  Extraordinary items                                                              (.05)         (.06)         (.04)
                                                                              -------------------------------------
  Total                                                                       $    (.21)    $     .71     $    1.59
                                                                              -------------------------------------

  The shares listed below were not included in the computation of diluted earnings per share because the option prices were above the average market price of the company's common stock or their inclusion would have been antidilutive.

  Year ended December 31 (thousands)          2001            2000         1999
--------------------------------------------------------------------------------
  Employee stock plans                       28,653         16,073         6,680
--------------------------------------------------------------------------------

3 Accounting changes

  Effective January 1, 2001, the company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires a company to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. The cumulative effect of the change in accounting principle due to the adoption of SFAS No. 133 resulted in the recognition of income of $3.3 million (net of $1.8 million of tax) in other comprehensive income.

     Effective April 1, 2001, the company adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement revised the accounting standards for securitizations and other transfers of financial assets and collateral and requires certain disclosures. Adoption of SFAS No. 140 had no effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interests method. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001. SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually for impairment in accordance with this statement. The company is required to adopt SFAS No. 142 effective January 1, 2002. In anticipation of adoption, the company reclassified the amount of goodwill as a separate line item in its balance sheet. During the first half of 2002, the company will perform the first of the required impairment tests of goodwill. The company has not yet determined what effect, if any, this initial test will have on the company's consolidated financial position or consolidated results of operations. An impairment charge, if any, from this initial test will be reported as a change in accounting principle. As a result of the adoption of SFAS No. 142, all amortization of goodwill as a charge to earnings ($16.5 million in 2001, or $.04 per share) will be eliminated.

4 Fourth-quarter charges

  2001 charge. In response to the weak economic environment in 2001, the company took actions in 2001 to further reduce its cost structure. In the fourth quarter of 2001, the company recorded a pretax charge of $276.3 million, or $.64 per share, primarily for a work-force reduction of approximately 3,750 people (1,700 in the United States and 2,050 outside the United States). Of the total, approximately 2,000 people left the company in 2001 with the remainder to leave in 2002. Of the total work-force reduction, 764 people accepted an early retirement program in the United States. For those employees who accepted the early retirement program, cash requirements will be provided through the company's pension plan. Cash expenditures related to the involuntary reductions were $23.3 million in 2001. A further breakdown of the individual components of these costs follows:

                        Work-Force Reductions/(1)/
(Millions)           Total           U. S.    Int'l     Other /(2)/
------------------------------------------------------------------
Work-force
reductions /(1)/
Early retirement   $   58.8        $  58.8
Involuntary
reductions            145.9           18.8  $  127.1
                   ---------------------------------
  Subtotal            204.7           77.6     127.1
Other /(2)/            71.6                             $  71.6
                   -----------------------------------------------
Total charge          276.3           77.6     127.1       71.6
Utilized             (127.2)         (62.5)    (22.6)     (42.1)
                   -----------------------------------------------
Balance at
Dec. 31, 2001      $  149.1        $  15.1  $  104.5    $  29.5
                   -----------------------------------------------
Expected future
utilization:
2002               $  118.7        $  12.3  $   93.1    $  13.3
2003 and
thereafter             30.4            2.8      11.4       16.2
------------------------------------------------------------------

/(1)/ Includes severance, notice pay, medical and other benefits.
/(2)/ Includes facilities costs (principally representing provision for idle lease costs) of $29.5 million and product and program discontinuances (principally representing a provision for asset write-downs) of $42.1 million.

The 2001 fourth-quarter charge was recorded in the following statement of income classifications: cost of revenue, $163.8 million; selling, general and administrative expenses, $83.2 million; research and development expenses, $27.6 million; and other income (expense), net, $1.7 million.

2000 charge. As a result of a strategic business review of its operations in 2000, the company took actions to focus its resources on value-added business opportunities, de-emphasize or eliminate low-return businesses and lower its cost base. In the fourth quarter of 2000, the company recorded a pretax charge of $127.6 million, or $.29 per diluted share, primarily for a work-force reduction of 2,000 people (1,400 in the United States and 600 outside the United States). Of the total, approximately 500 people left the company in 2001 and 1,300 in 2000. Of the total work-force reduction, 742 people accepted an early retirement program in the United States. For those employees who accepted the early retirement program, cash requirements were provided through the company's pension plan. Cash expenditures related to the involuntary reductions were $39.3 million in 2001 and $8.7 million in 2000. A further breakdown of the individual components of these costs follows:

                        Work-Force Reductions/(1)/
(Millions)             Total    U. S.   Int'l    Other /(2)/
------------------------------------------------------------
Work-force
reductions /(1)/
Early retirement    $   57.8  $  57.8
Involuntary
reductions              60.9     13.3  $  47.6
                    --------------------------
   Subtotal            118.7     71.1     47.6
Other /(2)/              8.9                    $ 8.9
                    ----------------------------------------
Total charge           127.6     71.1     47.6    8.9
Utilized               (71.9)   (58.7)    (7.8)  (5.4)
                    ----------------------------------------
Balance at
Dec. 31, 2000           55.7     12.4     39.8    3.5
Utilized               (40.0)    (8.8)   (30.5)   (.7)
Other/(3)/              (7.1)    (2.3)    (4.0)   (.8)
                    ----------------------------------------
Balance at
Dec. 31, 2001       $    8.6  $   1.3  $   5.3  $ 2.0
------------------------------------------------------------

/(1)/ Includes severance, notice pay, medical and other benefits.
/(2)/ Includes facilities costs, and product and program discontinuances. /(3)/ Includes changes in estimates, reversals of excess reserves, translation adjustments and additional provisions.


     In 2001, there was a reduction in accrued work-force provisions principally for the reversal of unneeded reserves due to approximately 200 voluntary terminations.

     The 2000 fourth-quarter charge was recorded in the following statement of income classifications: cost of revenue, $56.1 million; selling, general and administrative expenses, $51.9 million; research and development expenses, $18.2 million; and other income (expense), net, $1.4 million.

     The December 31, 2001 balance is all expected to be utilized in 2002.

  Prior-year charges. As a result of prior-year actions related to a strategic realignment of the company's business in 1997 and 1995, cash expenditures in 2001, 2000 and 1999 were $8.9, $17.6 and $44.6 million, respectively. At December 31, 2001, a $12.3 million balance remains principally representing contractual obligations (reduced by sublease income) existing under long-term leases of vacated facilities. All but $4.8 million of this balance is expected to be utilized in 2002.


5 Accounts receivable

  In December 2000, the company entered into an agreement, renewable annually, at the purchasers' option, for up to three years, to sell through Unisys Funding Corporation I, a wholly owned subsidiary, interests in eligible U.S. trade accounts receivable for up to $275 million. Upon renewal of the facility in December 2001, the amount was reduced to $225 million. Unisys Funding Corporation I has been structured to isolate its assets from creditors of Unisys. In 2000, the company received proceeds of $232 million from the initial sale and in 2001, the company received an aggregate of $2.3 billion from ongoing sales of accounts receivable interests under the program. At December 31, 2001 and 2000, the company retained subordinated interests of $135 million and $223 million, respectively, in the associated receivables. These receivables have been included in accounts and notes receivable, net in the accompanying consolidated balance sheet. As collections reduce previously sold interests, interests in new eligible receivables can be sold, subject to meeting certain conditions. At December 31, 2001 and 2000, receivables of $176 million and $232 million, respectively, were sold and therefore removed from the accompanying consolidated balance sheet.

     The selling price of the receivables interests reflects a discount based on the A-1 rated commercial paper borrowing rates of the purchasers (2.0% at December 31, 2001 and 6.7% at December 31, 2000). The company remains responsible for servicing the underlying accounts receivable, for which it will receive a fee of 0.5% of the outstanding balance, which it believes represents adequate compensation. The company estimates the fair value of its retained interests by considering two key assumptions: the payment rate, which is derived from the average life of the accounts receivable which is less than 60 days, and the rate of expected credit losses. Based on the company's favorable collection experience and very short-term nature of the receivables, both assumptions are considered to be highly predictable. Therefore, the company's estimated fair value of its retained interests in the pool of eligible receivables is approximately equal to book value, less the associated allowance for doubtful accounts. The discount on the sales of these accounts receivable during the year ended December 31, 2001 was $12.2 million. The amount of discount for the year ended December 31, 2000 was not material. These discounts are recorded in other income (expense), net in the accompanying consolidated statement of income.

     Revenue recognized in excess of billings on services contracts, or unbilled accounts receivable, was $146.7 and $171.3 million at December 31, 2001 and 2000, respectively. Such amounts are included in accounts and notes receivables, net.

6 Income taxes

Year ended December 31 (Millions)     2001      2000     1999
----------------------------------------------------------------
Income (loss) before income taxes
    United States                  $   95.9  $  389.0  $  485.4
    Foreign                          (142.4)    (10.0)    284.9
                                   -----------------------------
Total income (loss) before
  income taxes                     $  (46.5) $  379.0  $  770.3
----------------------------------------------------------------
Provision for income taxes
    Current
       United States               $    7.7  $   10.1  $   55.3
       Foreign                         24.0      63.6      79.1
       State and local                  3.5       4.9      10.5
                                   -----------------------------
       Total                           35.2      78.6     144.9
                                   -----------------------------
    Deferred
       United States                  (16.2)     72.8      75.7
       Foreign                        (15.6)    (17.2)     24.4
       State and local                                      2.5
                                   -----------------------------
       Total                          (31.8)     55.6     102.6
                                   -----------------------------
Total provision for income taxes   $    3.4  $  134.2  $  247.5
----------------------------------------------------------------

     Following is a reconciliation of the provision for income taxes at the United States statutory tax rate to the provision for income taxes as reported:

Year ended December 31 (Millions)      2001     2000      1999
-----------------------------------------------------------------
United States statutory income
 tax (benefit)                       $ (16.3) $  132.7  $  269.6
Difference in estimated income
 taxes on foreign earnings, losses
 and remittances                        44.6      36.2       3.8
State taxes                              2.3       3.2       9.3
Tax refund claims, audit issues
 and other matters                     (26.1)    (39.6)    (18.0)
U.S. tax law change                                        (22.0)
Other                                   (1.1)      1.7       4.8
                                     ----------------------------
Provision for income taxes           $   3.4  $  134.2  $  247.5
-----------------------------------------------------------------

     The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 2001 and 2000, were as follows:

December 31 (Millions)                 2001        2000
----------------------------------------------------------
Deferred tax assets
Capitalized research and
  development                      $    561.1  $    592.7
Tax loss carryforwards                  325.2       280.0
Foreign tax credit carryforwards         34.1       159.1
Other tax credit carryforwards          239.4       232.2
Capitalized intellectual
  property rights                       303.4       101.7
Postretirement benefits                  71.8        80.1
Employee benefits                        77.5        83.8
Depreciation                             48.4        61.0
Restructuring                            92.8        67.1
Other                                   278.0       242.6
                                   ----------------------
                                      2,031.7     1,900.3
Valuation allowance                    (342.2)     (309.2)
                                   ----------------------
Total deferred tax assets          $  1,689.5  $  1,591.1
                                   ----------------------
Deferred tax liabilities
Pensions                           $    501.2  $    451.9
Sales-type leases                       102.9        85.2
Other                                    51.2        64.2
                                   ----------------------
Total deferred tax liabilities     $    655.3  $    601.3
                                   ----------------------
Net deferred tax assets            $  1,034.2  $    989.8
                                   ----------------------

     SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowance at December 31, 2001, applies to tax loss carryforwards and temporary differences relating to state and local and certain foreign taxing jurisdictions that, in management's opinion, are more likely than not to expire unused.

     Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $750 million at December 31, 2001. Such earnings are expected to be reinvested indefinitely. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practicable. The additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be substantially offset by U.S. tax credits for foreign taxes already paid. While there are no specific plans to distribute the undistributed earnings in the immediate future, where economically appropriate to do so, such earnings may be remitted.

     Cash paid during 2001, 2000 and 1999 for income taxes was $97.0, $110.0 and $96.6 million, respectively.

     In 1999, the company recognized a one-time tax benefit of $22.0 million, or $.07 per diluted common share, related to a U.S. Treasury income tax regulation pertaining to the use of net operating loss carryforwards of acquired companies.

     At December 31, 2001, the company has U.S. federal and state and local tax loss carryforwards and foreign tax loss carryforwards for certain foreign subsidiaries, the tax effect of which is approximately $325.2 million. These carryforwards will expire as follows (in millions): 2002, $7.9; 2003, $11.8; 2004, $32.4; 2005, $16.0; 2006, $29.7; and $227.4 thereafter. The company also has available tax credit carryforwards of approximately $273.5 million, which will expire as follows (in millions): 2002, $ - ; 2003, $10.7; 2004, $7.5; 2005,
$40.1; 2006, $ - ; and $215.2 thereafter.

     The company's net deferred tax assets include substantial amounts of capitalized research and development, tax credit carryforwards and capitalized intellectual property rights. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. Factors that may affect the company's ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in sales or margins, loss of market share, delays in product availability or technological obsolescence.

7 Properties

  Properties comprise the following:

  December 31 (Millions)               2001       2000
  ------------------------------------------------------
  Land                              $     5.2   $    8.3
  Buildings                             143.7      148.0
  Machinery and office equipment        897.4      903.0
  Internal use software                 139.9      121.2
  Rental and outsourcing equipment      258.8      220.1
                                    --------------------
  Total properties                  $ 1,445.0   $1,400.6
  ------------------------------------------------------

8 Investments at equity and minority interests

Substantially all of the company's investments at equity consist of Nihon Unisys, Ltd., a publicly traded Japanese company ("NUL"). NUL is the exclusive supplier of the company's hardware and software products in Japan. The company considers its investment in NUL to be of a long-term strategic nature. For the years ended December 31, 2001, 2000 and 1999, both direct and indirect sales to NUL were approximately $340 million, $530 million and $490 million, respectively. At December 31, 2001, the company owned approximately 28% of NUL's common stock that has a market value of approximately $188 million. The company has approximately $183 million of retained earnings that represents undistributed earnings of NUL.

     During 2000, a new company was formed named Intelligent Processing Solutions Limited ("iPSL"), a UK-based company, which provides high-volume payment processing. iPSL is 51% owned by the company and is fully consolidated in the company's financial statements. The minority owners' interests are reported in other long-term liabilities ($48.6 million at December 31, 2001) and in other income (expense), net in the company's financial statements.

9 Debt

  Long-term debt comprises the following:

  December 31 (Millions)                  2001       2000
  ---------------------------------------------------------
   8 1/8%  senior notes due 2006        $  400.0  $      -
   7 7/8%  senior notes due 2008           200.0     200.0
   7 1/4%  senior notes due 2005           150.0         -
  11 3/4%  senior notes                        -     334.2
  Other, net of unamortized discounts       (2.8)     18.9
                                        ------------------
  Total                                    747.2     553.1
  Less - current maturities                  2.2      16.8
                                        ------------------
  Total long-term debt                  $  745.0  $  536.3
  --------------------------------------------------------


     Total long-term debt maturities in 2002, 2003, 2004, 2005 and 2006 are $2.2, $1.0, $.6, $150.2 and $400.2 million, respectively.

     Cash paid during 2001, 2000 and 1999 for interest was $92.9, $90.5 and $141.5 million, respectively.

     During 2001, the company issued $400 million of 8 1/8% senior notes due 2006 and $150 million of 7 1/4% senior notes due 2005. In June 2001, the company completed a cash tender offer for $319.2 million principal amount of its 11 3/4% senior notes due 2004 and in October 2001, the company redeemed, at a premium, the remaining $15.0 million outstanding principal amount of such notes. As a result of these actions, the company recorded an extraordinary after-tax charge of $17.2 million, net of $9.3 million tax benefit, or $.05 per share, for the premium paid, unamortized debt-related expenses and transaction costs.

     In 2000, the company redeemed all of its $399.5 million outstanding 12% senior notes due 2003 at the stated redemption price of 106% of principal. As a result, the company recorded an extraordinary charge of $19.8 million, net of $10.7 million of income tax benefits, or $.06 per diluted share, for the call premium and unamortized debt expense.

     During 1999, the company repurchased $115.8 million principal amount of its 11 3/4% senior notes due 2004 and $25.5 million principal amount of its 12% senior notes due 2003 at a cost of $157.4 million. As a result, the company recorded an extraordinary charge of $12.1 million, net of $6.5 million of income tax benefits, or $.04 per diluted common share.

     In March 2001, the company entered into a new three-year $450 million unsecured credit agreement, which replaced the $400 million three-year facility that was to expire in June 2001. As of December 31, 2001, there were no borrowings under the facility and the entire $450 million was available for borrowings. The company pays commitment fees on the total amount of the facility. Borrowings under the agreement bear interest based on the then current LIBOR or prime rates and the company's credit rating. The credit agreement contains financial and other covenants, including maintenance of certain financial ratios and a minimum level of net worth and limitations on certain types of transactions. At December 31, 2001, the company has met all of the covenants and conditions under this agreement. In addition, the company has access to certain uncommitted lines of credit from U.S. banks, and international subsidiaries maintain short-term credit arrangements with banks in accordance with local customary practice.

10 Other accrued liabilities

   Other accrued liabilities (current) comprise the following:

   December 31 (Millions)                2001      2000
   ---------------------------------------------------------
   Payrolls and commissions          $   255.7  $   314.7
   Customers' deposits and
     prepayments                         561.6      504.7
   Taxes other than income taxes         106.0      120.2
   Restructuring*                        134.8       73.4
   Other                                 254.4      265.8
                                     --------------------
   Total other accrued liabilities   $ 1,312.5  $ 1,278.8
   ---------------------------------------------------------

   *At December 31, 2001 and 2000, an additional $35.2 million and $9.4 million, respectively, was reported in other long-term liabilities on the consolidated balance sheet.

11 Rental expense and commitments

   Rental expense, less income from subleases, for 2001, 2000 and 1999 was $161.6, $146.0 and $134.7 million, respectively.

     Minimum net rental commitments under noncancelable operating leases outstanding at December 31, 2001, substantially all of which relate to real properties, were as follows: 2002, $128.3; 2003, $109.2; 2004, $83.0; 2005,
   $58.2; 2006, $46.1; and $254.8 million thereafter. Such rental commitments have been reduced by minimum sublease rentals of $85.6 million due in the future under noncancelable subleases.

     Rental expense for 2001 and 2000 includes approximately $2.0 and $2,2 million, respectively, under a facility lease that expires in March 2005. The owner of the property is a special purpose entity in which unrelated third parties made and have maintained an equity capital investment. The company has no debt or equity interest in this entity. The company does not consolidate this entity. If accounting rules were to change and the company were required to consolidate this entity, assets and debt would increase by approximately $33 million; however, the change in the company's results of operations would be minimal. The company has the option to purchase the facility at any time during the lease term for approximately $33 million. At the end of the lease term, the company has agreed to either purchase the facility or remarket it to a third party on behalf of the owner. If the sales price is less than $33 million, the company is obligated to make up the lesser of the shortfall or $28 million. At December 31, 2001, the fair value of the property exceeded $33 million. The lease contains a number of financial covenants and other provisions. At December 31, 2001, the company was in compliance with all of these covenants and provisions.

     At December 31, 2001, the company had outstanding standby letters of credit and surety bonds of approximately $230 million related to performance and payment guarantees. Based on experience with these arrangements, the company believes that any obligations that may arise will not be material.

12 Financial instruments

   Due to its foreign operations, the company is exposed to the effects of foreign currency exchange rate fluctuations on the U.S. dollar. The company uses derivative financial instruments to manage its exposure to market risks from changes in foreign currency exchange rates. The derivative instruments used are foreign exchange forward contracts and foreign exchange options.

     Certain of the company's qualifying derivative financial instruments have been designated as cash flow hedging instruments. Such instruments are used to manage the company's currency exchange rate risks for forecasted transactions involving intercompany sales and third-party royalty receipts. For the forecasted intercompany transactions, the company generally enters into derivative financial instruments for a six-month period by initially purchasing a three-month foreign exchange option, which, at expiration, is replaced with a three-month foreign exchange forward contract. For forecasted third-party royalty receipts, which are principally denominated in Japanese yen, the company generally purchases twelve-month foreign exchange forward contracts.

     Effective January 1, 2001, the company recognized the fair value of its cash flow hedge derivatives as either assets or liabilities in its balance sheet. Changes in the fair value related to the effective portion of such derivatives are recognized in other comprehensive income until the hedged item is recognized in earnings, at which point the accumulated gain or loss is reclassified out of other comprehensive income and into earnings. The ineffective portion of such derivative's change in fair value is immediately recognized in earnings. The amount of ineffectiveness recognized in earnings during the year ended December 31, 2001 related to cash flow hedge derivatives for third-party royalty was a gain of approximately $4.2 million. The ineffective amount related to cash flow hedge derivatives for intercompany transactions was immaterial. Both the amounts reclassified out of other comprehensive income and into earnings and the ineffectiveness recognized in earnings related to cash flow hedge derivatives for forecasted intercompany transactions are recognized in cost of revenue, and in revenue for forecasted third-party royalties. Substantially all of the accumulated income and loss in other comprehensive income related to cash flow hedges at December 31, 2001 is expected to be reclassified into earnings within the next twelve months.

     When a cash flow hedge is discontinued because it is probable that the original forcasted transactions will not occur by the end of the original specified time period, the company is required to reclassify any gains or losses out of other comprehensive income and into earnings. The amount of such reclassifications during the year ended December 31, 2001 was immaterial.

     In addition to the cash flow hedge derivatives mentioned above, the company enters into foreign exchange forward contracts that have not been designated as hedging instruments. Such contracts generally have maturities of one month and are used by the company to manage its exposure to changes in foreign currency exchange rates principally on intercompany accounts. The fair value of such instruments is recognized as either assets or liabilities in the company's balance sheet and changes in the fair value are recognized immediately in earnings in other income (expense), net in the company's statement of income.

     In 1999, the company entered into interest rate swaps and currency swaps for euros and Japanese yen. The currency swaps were designated as hedges of the foreign currency exposure on the company's net investments in foreign subsidiaries and equity investments. The currency effects of these hedges were reported in accumulated other comprehensive income (loss) thereby offsetting a portion of the foreign currency translation of net assets. The difference between receipts of a U.S. fixed rate of interest and payments of a foreign currency denominated floating rate was reported in interest expense. In 2000, the company terminated these swaps, and as a result received net cash of $18.5 million and recognized a pretax loss of $2.7 million. Under the swaps, the company recognized an interest expense benefit of approximately $16 million and $7 million in 2000 and 1999, respectively.

     Financial instruments also include temporary cash investments and customer accounts receivable. Temporary investments are placed with creditworthy financial institutions, primarily in oversecuritized treasury repurchase agreements, Eurotime deposits, or commercial paper of major corporations. At December 31, 2001, the company's cash equivalents principally have maturities of less than one month. Due to the short maturities of these instruments, they are carried on the balance sheet at cost plus accrued interest, which approximates market value. Realized gains or losses during 2001 and 2000, as well as unrealized gains or losses at December 31, 2001, were immaterial. Receivables are due from a large number of customers that are dispersed worldwide across many industries. At December 31, 2001 and 2000, the company had no significant concentrations of credit risk. The carrying amount of cash and cash equivalents, notes payable and long-term debt approximates fair value.

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

14 Segment information

   The company has two business segments: Services and Technology. The products and services of each segment are marketed throughout the world to commercial businesses and governments. The major service and product lines by segment are as follows: Services - systems integration and consulting, outsourcing, network services, security and multivendor maintenance; Technology - enterprise-class servers and specialized technologies.

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

     Corporate assets are principally cash and cash equivalents, prepaid pension assets and deferred income taxes. The expense or income related to corporate assets is allocated to the business segments. In addition, corporate assets include an offset for interests in accounts receivable that have been recorded as sales in accordance with SFAS No. 140 because such receivables are included in the assets of the business segments.

     No single customer accounts for more than 10% of revenue. Revenue from various agencies of the U.S. Government, which is reported in both business segments, approximated $623, $689 and $865 million in 2001, 2000 and 1999, respectively.

     A summary of the company's operations by business segment for 2001, 2000 and 1999 is presented below:


(Millions of dollars)           Total      Corporate    Services    Technology
------------------------------------------------------------------------------
2001
---------
Customer revenue             $  6,018.1                $  4,444.6   $  1,573.5
Intersegment                              $   (363.4)        73.8        289.6
                             -------------------------------------------------
Total revenue                $  6,018.1   $   (363.4)  $  4,518.4   $  1,863.1
                             -------------------------------------------------
Operating income
  (loss)                     $     (4.5)  $   (315.7)  $     94.7   $    216.5
Depreciation and
  amortization                    302.2                     139.3        162.9
Total assets                    5,769.1      2,617.6      2,009.3      1,142.2
Investments at
  equity                          212.3          1.8                     210.5
Capital expenditures
  for properties                  199.4         28.9        113.8         56.7

2000
---------
Customer revenue             $  6,885.0                $  4,741.6   $  2,143.4
Intersegment                              $   (437.2)        46.6        390.6
                             -------------------------------------------------
Total revenue                $  6,885.0   $   (437.2)  $  4,788.2   $  2,534.0
                             -------------------------------------------------
Operating income
  (loss)                     $    426.8   $   (103.3)  $     81.4   $    448.7
Depreciation and
  amortization                    272.9                     116.7        156.2
Total assets                    5,713.3      2,434.4      1,989.0      1,289.9
Investments at
  equity                          225.8          1.7                     224.1
Capital expenditures
  for properties                  198.3         21.4        111.9         65.0

1999
---------
Customer revenue             $  7,544.6                $  5,287.0   $  2,257.6
Intersegment                              $   (577.5)        65.6        511.9
                             -------------------------------------------------
Total revenue                $  7,544.6   $   (577.5)  $  5,352.6   $  2,769.5
                             -------------------------------------------------
Operating income
  (loss)                     $    960.7   $    (23.6)  $   421.0    $    563.3
Depreciation and
  amortization                    267.1                    115.1         152.0
Total assets                    5,885.0      2,750.2     1,991.8       1,143.0
Investments at
  equity                          225.5          1.8                     223.7
Capital expenditures
  for properties                  219.6         59.9        97.8          61.9

------------------------------------------------------------------------------

     Presented below is a reconciliation of total business segment operating income to consolidated income (loss) before income taxes:

Year ended December 31
(Millions)                        2001     2000      1999
-----------------------------------------------------------
Total segment operating
   income                      $  311.2  $  530.1  $  984.3
Interest expense                  (70.0)    (79.8)   (127.8)
Other income (expense), net        28.0      32.0     (62.6)
Corporate and eliminations        (39.4)     24.3     (23.6)
Fourth-quarter charges           (276.3)   (127.6)
                               ----------------------------
  Total income (loss) before
    income taxes               $  (46.5) $  379.0  $  770.3
-----------------------------------------------------------

     Presented below is a reconciliation of total business segment assets to consolidated assets:

December 31 (Millions)          2001        2000        1999
--------------------------------------------------------------
Total segment assets        $  3,151.5  $  3,278.9  $  3,134.8
Cash and cash equivalents        325.9       378.0       464.0
Prepaid pension assets         1,221.0     1,063.0       975.9
Deferred income taxes          1,090.4     1,044.2     1,128.3
Elimination for sale of
   receivables                  (191.8)     (279.1)      (30.7)
Other corporate assets           172.1       228.3       212.7
                            ----------------------------------
  Total assets              $  5,769.1  $  5,713.3  $  5,885.0
--------------------------------------------------------------

     Geographic information about the company's revenue, which is principally based on location of the selling organization, and properties, is presented below:

(Millions)              2001       2000      1999
---------------------------------------------------
Revenue
  United States     $ 2,595.3  $ 2,875.5  $ 3,357.9
  United Kingdom        823.9      762.9      806.5
  Other foreign       2,598.9    3,246.6    3,380.2
                    -------------------------------
    Total           $ 6,018.1  $ 6,885.0  $ 7,544.6
                    -------------------------------
Properties, net
  United States     $   345.9  $   334.0  $   308.3
  United Kingdom         60.1       52.6       64.2
  Other foreign         128.2      123.3      130.6
                    -------------------------------
    Total           $   534.2  $   509.9  $   503.1
---------------------------------------------------

15   Employee plans

Stock plans. Under plans approved by the stockholders, stock options, stock appreciation rights, restricted stock, and restricted stock units may be granted to officers and other key employees.

     Options have been granted to purchase the company's common stock at 100% of the fair market value at the date of grant. Options generally have a maximum duration of ten years and become exercisable in annual installments over a four-year period following date of grant.

     Restricted stock and restricted stock units have been granted and are subject to forfeiture until the expiration of a specified period of service commencing on the date of grant. Compensation expense resulting from the awards is charged to income ratably from the date of grant until the date the restrictions lapse and is based on fair market value at the date of grant. During the years ended December 31, 2001, 2000 and 1999, $.6, $1.0 and $2.5 million was charged to income, respectively.

     The company has a worldwide Employee Stock Purchase Plan ("ESPP"), which enables substantially all regular employees to purchase shares of the company's common stock through payroll deductions of up to 10% of eligible pay. The price the employee pays is 85% of the market price at the beginning or end of a calendar quarter, whichever is lower. During the years ended December 31, 2001, 2000 and 1999, employees purchased newly issued shares from the company for $28.8, $37.3 and $35.1 million, respectively.

     U.S. employees are eligible to participate in an employee savings plan. Under this plan, employees may contribute a percentage of their pay for investment in various investment alternatives. Effective July 1, 1998, the company reinstituted a company match for up to 1% of pay. Effective January 1, 2000, the company match was increased to 2% of pay. Company matching contributions are made in the form of newly issued shares of company common stock. The charge to income related to the company match for the years ended December 31, 2001, 2000 and 1999 was $18.0, $19.1 and $8.2 million, respectively.

     The company applies APB Opinion 25 for its stock plans and the disclosure-only option under SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense is recognized for stock options granted and for common stock purchases under the ESPP.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the company had accounted for its stock plans under the fair value method of SFAS No. 123. The fair value of stock options is estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 5.08%, 6.84% and 5.14%, volatility factors of the expected market price of the company's common stock of 55%, a weighted average expected life of the options of five years and no dividends.

     For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The company's pro forma net income (loss) for the years ended December 31, 2001, 2000 and 1999, respectively, follows: 2001, $(118.9) million, or $(.37) per share; 2000, $182.5 million, or $.58 per diluted share; and 1999, $472.2 million, or $1.46 per diluted share.

A summary of the status of stock option activity follows:


Year ended December 31
(Shares in thousands)                          2001                    2000                    1999
--------------------------------------------------------------------------------------------------------
                                           Weighted Avg.           Weighted Avg.           Weighted Avg.
                                  Shares  Exercise Price  Shares  Exercise Price  Shares  Exercise Price
                                 -----------------------------------------------------------------------
Outstanding at
  beginning of year               22,085    $  24.44      19,158    $  19.74      18,252    $  13.28
Granted                            9,122       17.75       7,667       33.36       6,981       30.54
Exercised                           (697)       6.91      (1,455)       9.58      (4,649)      11.28
Forfeited and expired             (1,857)      27.07      (3,285)      24.41      (1,426)      17.05
                                  ------------------------------------------------------------------
Outstanding at end of year        28,653       22.56      22,085       24.44      19,158       19.74
                                  ------------------------------------------------------------------
Exercisable at end of year        11,709       19.90       7,946       15.72       6,138       11.39
                                  ------------------------------------------------------------------
Shares available for granting
  options at end of year           2,477                   4,008                   2,601
                                  ------------------------------------------------------------------
Weighted average fair value
  of options granted during
  the year                                  $   9.80                $  18.76                $  15.95
----------------------------------------------------------------------------------------------------

December 31, 2001
Shares in thousands)           Outstanding                               Exercisable
-------------------------------------------------------------------------------------------
Exercise                        Average            Average                       Average
Price Range      Shares          Life *        Exercise Price       Shares   Exercise Price
-------------------------------------------------------------------------------------------
$4-11             3,798           5.08            $  7.30            3,299       $ 7.14
$11-30           13,439           7.83              18.45            4,250        18.08
$30-52           11,416           7.79              32.49            4,160        31.88
                 --------------------------------------------------------------------------
Total            28,653           7.45              22.56           11,709        19.90
-------------------------------------------------------------------------------------------

* Average contractual remaining life in years.

Retirement benefits

Retirement plans funded status and amounts recognized in the company's consolidated balance sheet at December 31, 2001 and 2000, follows:

                                                                          U.S. Plans        International Plans
                                                                   -----------------------  -------------------
December 31 (Millions)                                                 2001        2000        2001      2000
---------------------------------------------------------------------------------------------------------------
Change in benefit obligation
  Benefit obligation at beginning of year                          $  3,559.0   $ 3,491.1    $  757.1  $  844.2
  Service cost                                                           35.2        37.4        22.3      18.7
  Interest cost                                                         273.7       263.5        55.1      49.9
  Plan participants' contributions                                                                8.2       9.4
  Plan amendments                                                        59.6        59.0         4.0       1.1
  Actuarial (gain) loss                                                 217.8       (29.2)       45.9     (11.2)
  Benefits paid                                                        (276.3)     (262.8)      (38.4)    (34.7)
  Effect of settlements/curtailments                                                              1.8       1.4
  Foreign currency translation adjustments                                                       10.1    (121.7)
  Other*                                                                                         80.9
                                                                   --------------------------------------------
  Benefit obligation at end of year                                $  3,869.0   $ 3,559.0    $  947.0  $  757.1
---------------------------------------------------------------------------------------------------------------

Change in plan assets
  Fair value of plan assets at beginning of year                   $  4,951.3   $ 5,045.5    $  847.9  $  959.3
  Actual return on plan assets                                         (381.4)      163.5       (46.2)     40.4
  Employer contribution                                                   6.5         5.1        26.0      10.1
  Plan participants' contributions                                                                8.2       9.4
  Benefits paid                                                        (276.3)     (262.8)      (38.4)    (34.7)
  Foreign currency translation adjustments                                                       15.0    (136.6)
  Other*                                                                                        102.4
                                                                   --------------------------------------------
  Fair value of plan assets at end of year                         $  4,300.1   $ 4,951.3    $  914.9  $  847.9
---------------------------------------------------------------------------------------------------------------

Funded status                                                      $    431.1   $  1,392.3   $  (32.1) $   90.8
  Unrecognized net actuarial (gain) loss                                660.4      (413.6)      152.0     (13.7)
  Unrecognized prior service (benefit) cost                              (6.3)      (12.8)        5.8       6.9
  Unrecognized net obligation at date of adoption                                                            .3
                                                                   --------------------------------------------
  Prepaid pension cost                                             $  1,085.2   $   965.9    $  125.7  $   84.3
---------------------------------------------------------------------------------------------------------------

Amounts recognized in the consolidated balance sheet consist of:
  Prepaid pension cost                                             $  1,085.2   $   965.9    $  135.8  $   97.1
  Other long-term liabilities                                                                   (10.1)    (12.8)
                                                                   --------------------------------------------
                                                                   $  1,085.2   $   965.9    $  125.7  $   84.3
---------------------------------------------------------------------------------------------------------------

* Represents amounts of pension assets and liabilities assumed by the company at the inception of certain outsourcing contracts related to the customers' employees hired by the company.

     The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets was as follows (in millions of dollars): $181.0, $171.3 and $93.3 million at December 31, 2001 and $168.7, $161.4 and $91.2 million at December 31, 2000.

Net periodic pension cost for 2001, 2000 and 1999 includes the following components:

                                                                               U.S. Plans                   International Plans
Year ended December 31 (Millions)                                     2001        2000       1999       2001       2000       1999
------------------------------------------------------------------------------------------------------------------------------------
Service cost                                                      $    35.2   $    37.4   $    39.3   $   22.3   $   18.7   $  18.0
Interest cost                                                         273.7       263.5       251.3       55.1       49.9      51.5
Expected return on plan assets                                       (476.2)     (440.3)     (395.4)     (79.4)     (67.3)    (67.4)
Amortization of prior service (benefit) cost                           (5.5)       (5.9)       (6.3)        .9         .9       1.0
Amortization of asset or liability at adoption                                       .8          .7         .3         .3        .1
Recognized net actuarial loss (gain)                                    1.2         1.1         1.4       (1.0)        .5       2.8
Settlement/curtailment (gain) loss                                                                         3.4        1.4       1.1
                                                                  ------------------------------------------------------------------
Net periodic pension (income) cost                                $  (171.6)  $  (143.4)  $  (109.0)  $    1.6   $    4.4   $   7.1
------------------------------------------------------------------------------------------------------------------------------------

Weighted-average assumptions as of December 31 were as follows:

Discount rate                                                           7.50%       8.00%       7.75%      6.25%      6.57%    6.35%
Rate of compensation increase                                           5.40%       5.40%       5.40%      3.80%      3.77%    3.81%
Expected long-term rate of return on assets                            10.00%      10.00%      10.00%      8.54%      8.51%    8.44%
------------------------------------------------------------------------------------------------------------------------------------

Other postretirement benefits

A reconciliation of the benefit obligation, fair value of the plan assets and the funded status of the postretirement medical plan at December 31, 2001 and 2000, follows:

December 31 (Millions)                          2001     2000
---------------------------------------------------------------
Change in benefit obligation
   Benefit obligation at beginning of year   $  219.1  $  217.4
   Interest cost                                 15.2      14.9
   Plan participants' contributions              27.8      24.1
   Actuarial loss                                10.9       7.2
   Benefits paid                                (52.9)    (44.3)
   Effect of settlement/curtailment                         (.2)
                                             ------------------
Benefit obligation at end of year            $  220.1  $  219.1
                                             ------------------
Change in plan assets
   Fair value of plan assets at beginning
     of year                                 $   13.3  $   13.4
   Actual return on plan assets                   1.0       1.4
   Employer contributions                        24.2      18.7
   Plan participants' contributions              27.8      24.1
   Benefits paid                                (52.9)    (44.3)
                                             ------------------
Fair value of plan assets at end of year     $   13.4  $   13.3
                                             ------------------
Funded status                                $ (206.7) $ (205.8)
Unrecognized net actuarial loss                  26.2      17.5
Unrecognized prior service benefit               (9.9)    (11.8)
                                             ------------------
Accrued benefit cost                         $ (190.4) $ (200.1)
---------------------------------------------------------------

     Net periodic postretirement benefit cost for 2001, 2000 and 1999 follows:

Year ended December 31 (Millions)                                    2001      2000       1999
------------------------------------------------------------------------------------------------
Interest cost                                                     $   15.2   $   14.9   $   14.9
Expected return on plan assets                                                               (.4)
Amortization of prior
  service benefit                                                     (2.0)      (2.0)      (2.2)
Recognized net actuarial loss                                          1.3         .4         .6
Settlement/curtailment gain                                                                 (6.5)
                                                                  ------------------------------
Net periodic benefit cost                                         $   14.5   $   13.3   $    6.4
                                                                  ------------------------------
Weighted-average assumptions as of December 31 were as follows:
Discount rate                                                         7.40%      7.70%      7.50%
Expected return on plan assets                                        8.00%      8.00%      8.00%
------------------------------------------------------------------------------------------------

     The assumed health care cost trend rate used in measuring the expected cost of benefits covered by the plan is 9.1% for 2001, gradually declining to 5.5% in 2006 and thereafter. A one-percentage-point increase (decrease) in the assumed health care cost trend rate would increase (decrease) the accumulated postretirement benefit obligation at December 31, 2001, by $6.6 and $(6.4) million, respectively, and increase (decrease) the interest cost component of net periodic postretirement benefit cost for 2001 by $.5 and $(.5) million, respectively.

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

     At December 31, 2001, 42.1 million shares of unissued common stock of the company were reserved for stock options and for stock purchase and savings plans.

     Changes in issued shares during the three years ended December 31, 2001, were as follows:

                                              Preferred    Common     Treasury
(Thousands)                                     Stock       Stock       Stock
--------------------------------------------------------------------------------
Balance at December 31, 1998                    28,941     259,447      (1,292)
Conversions to common stock                    (24,952)     46,090
Redemptions                                     (3,941)
Issuance of stock under stock option and
  other plans                                                6,916        (578)
Other                                              (48)
                                              --------------------------------
Balance at December 31, 1999                         -     312,453      (1,870)
Issuance of stock under stock option and
  other plans                                                4,882         (26)
                                              --------------------------------
Balance at December 31, 2000                         -     317,335      (1,896)
Issuance of stock under stock option and
  other plans                                                5,152         (17)
                                              --------------------------------
Balance at December 31, 2001                         -     322,487      (1,913)
--------------------------------------------------------------------------------

     Comprehensive income (loss) for the three years ended December 31, 2001, includes the following components:

Year ended
December 31 (Millions)                        2001        2000        1999
--------------------------------------------------------------------------------
Net income (loss)                         $  (67.1)   $  225.0    $  510.7
                                          --------------------------------------
Other comprehensive income (loss)
    Cumulative effect of change
      in accounting principle
      (SFAS No. 133), net of tax
      of $1.8                                  3.3
    Cash flow hedges
      Income (loss), net of tax of $5.1        9.7
      Reclassification adjustments,
        net of tax of $(4.6)                  (8.6)
    Foreign currency translation
      adjustments, net of tax of $-,
      $19.0 and $(2.8)                       (67.5)      (73.3)      (38.8)
                                          --------------------------------------

Total other comprehensive income (loss)      (63.1)      (73.3)      (38.8)
                                          --------------------------------------
Comprehensive income (loss)               $ (130.2)   $  151.7    $  471.9
--------------------------------------------------------------------------------

     Accumulated other comprehensive income (loss) as of December 31, 2001, 2000 and 1999 is as follows (in millions of dollars):

                                                      Translation     Cash Flow
                                             Total     Adjustments     Hedges
--------------------------------------------------------------------------------
Balance at December 31, 1998               $ (531.6)   $ (531.6)     $     -
Current-period change                         (38.8)      (38.8)
                                           -------------------------------------
Balance at December 31, 1999                 (570.4)     (570.4)           -
Current-period change                         (73.3)      (73.3)
                                           -------------------------------------
Balance at December 31, 2000                 (643.7)     (643.7)           -
Current-period change                         (63.1)      (67.5)         4.4
                                           -------------------------------------
Balance at December 31, 2001               $ (706.8)   $ (711.2)     $   4.4
--------------------------------------------------------------------------------

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



/s/ Lawrence A. Weinbach               /s/ Janet Brutschea Haugen

Lawrence A. Weinbach                   Janet Brutschea Haugen
Chairman, President,                   Senior Vice President
and Chief Executive Officer            and Chief Financial Officer



Report of Independent Auditors

To the Board of Directors of Unisys Corporation

     We have audited the accompanying consolidated balance sheets of Unisys Corporation as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of Unisys Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unisys Corporation at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
January 17, 2002

Unisys Corporation

Supplemental Financial Data (Unaudited)


Quarterly financial information

                                                           First           Second          Third          Fourth
(Millions, except per share data)                         Quarter         Quarter         Quarter        Quarter           Year
----------------------------------------------------------------------------------------------------------------------------------
2001
-------------------------------------
Revenue                                                 $   1,623.8     $   1,461.4     $   1,376.0    $   1,556.9     $   6,018.1
Gross profit                                                  427.6           397.4           379.9          278.4         1,483.3
Income (loss) before income taxes                             103.4            43.9            31.2         (225.0)          (46.5)
Income (loss) before extraordinary item                        69.3            29.3            20.9         (169.4)          (49.9)
Net income (loss)                                              69.3            12.1            20.9         (169.4)          (67.1)
Earnings (loss) per share - basic
  Before extraordinary item                                     .22             .09             .07           (.53)           (.16)
  Extraordinary item                                                           (.05)                                          (.05)
                                                        --------------------------------------------------------------------------
  Total                                                         .22             .04             .07           (.53)           (.21)
                                                        --------------------------------------------------------------------------
Earnings (loss) per share - diluted
  Before extraordinary item                                     .22             .09             .07           (.53)           (.16)
  Extraordinary item                                                           (.05)                                          (.05)
                                                        --------------------------------------------------------------------------
  Total                                                         .22             .04             .07           (.53)           (.21)
                                                        --------------------------------------------------------------------------
Market price per share - high                                 19.70           15.00           14.47          13.45           19.70
                       - low                                  12.69           11.15            7.70           7.95            7.70
----------------------------------------------------------------------------------------------------------------------------------

2000
-------------------------------------
Revenue                                                 $   1,668.7     $   1,597.1     $   1,690.9    $   1,928.3     $   6,885.0
Gross profit                                                  539.3           480.8           474.7          594.3         2,089.1
Income before income taxes                                    161.4            85.3            65.0           67.3           379.0
Income before extraordinary item                              106.5            56.3            42.9           39.1           244.8
Net income                                                    106.5            36.5            42.9           39.1           225.0
Earnings per share - basic
  Before extraordinary item                                     .34             .18             .14            .12             .78
  Extraordinary item                                                           (.06)                                          (.06)
                                                        --------------------------------------------------------------------------
  Total                                                         .34             .12             .14            .12             .72
                                                        --------------------------------------------------------------------------
Earnings per share - diluted
  Before extraordinary item                                     .34             .18             .14            .12             .77
  Extraordinary item                                                           (.06)                                          (.06)
                                                        --------------------------------------------------------------------------
  Total                                                         .34             .12             .14            .12             .71
                                                        --------------------------------------------------------------------------
Market price per share - high                                 36.06           28.19           15.31          16.38           36.06
                        - low                                 24.25           14.25            9.13           9.25            9.13
----------------------------------------------------------------------------------------------------------------------------------

In the fourth quarter of 2001 and 2000, the company recognized pretax restructuring and related charges of $276.3 and $127.6 million, or $.64 and $.29 per share, respectively. Excluding these items, earnings per share before extraordinary items for 2001 and 2000 was $.48 and $1.06, respectively. See Note 4 of the Notes to Consolidated Financial Statements.

The individual quarterly per-share amounts may not total to the per-share amount for the full year because of accounting rules governing the computation of earnings per share.

Market prices per share are as quoted on the New York Stock Exchange composite listing.

Five-year summary of selected financial data

(Millions, except per share data)                        2001/(1)/       2000/(1)/         1999           1998          1997/(1)/
------------------------------------------------------------------------------------------------------------------------------------
Results of operations
Revenue                                                 $   6,018.1     $   6,885.0     $   7,544.6    $   7,243.9     $   6,662.9
Operating income (loss)                                        (4.5)          426.8           960.7          799.0          (408.4)
Income (loss) before income taxes                             (46.5)          379.0           770.3          594.2          (748.1)
Income (loss) before extraordinary items                      (49.9)          244.8           522.8          376.4          (852.9)
Net income (loss)                                             (67.1)          225.0           510.7          376.4          (852.9)
Dividends on preferred shares                                                                  36.7          106.5           111.1
Earnings (loss) on common shares                              (67.1)          225.0           474.0          269.9          (964.0)
Earnings (loss) per common share before
   extraordinary items
    Basic                                                      (.16)            .78            1.69           1.07           (5.25)
    Diluted                                                    (.16)            .77            1.63           1.01           (5.25)
Financial position
Working capital (deficit)                               $    (119.0)    $     (54.1)    $     268.3    $     288.9     $     363.6
Total assets                                                5,769.1         5,713.3         5,885.0        5,608.2         5,608.3
Long-term debt                                                745.0           536.3           950.2        1,106.7         1,438.4
Common stockholders' equity                                 2,112.7         2,186.1         1,953.3           90.9          (210.3)
Common stockholders' equity per share                          6.59            6.93            6.29            .35            (.84)
Other data
Research and development                                $     331.5     $     333.6     $     339.4    $     308.3     $     314.8
Capital additions of properties                               199.4           198.3           219.6          209.1           184.0
Investment in marketable software                             136.8           152.4           122.8          100.3           133.5
Depreciation                                                  140.2           135.6           134.5          141.8           154.5
Amortization
   Marketable software                                        145.5           115.5           110.9          112.3            97.2
   Goodwill                                                    16.5            21.8            21.7           18.2           970.1
Common shares outstanding (millions)                          320.6           315.4           310.6          258.2           251.0
Stockholders of record (thousands)                             28.4            29.7            32.8           28.6            37.3
Employees (thousands)                                          38.9            36.9            35.8           33.5            32.9
------------------------------------------------------------------------------------------------------------------------------------

/(1)/ Includes special pretax charges of $276.3 million, $127.6 million and $1,039.2 million for the years ended December 31, 2001, 2000 and 1997, respectively.