Form 10-K, Exhibit 13
period 2002-12-31
UNISYS CORP
filed 2003-02-19
CIK 746838

FINANCIAL REVIEW

Management's Discussion and Analysis                                          20

Consolidated Statements of Income                                             32

Consolidated Balance Sheets                                                   33

Consolidated Statements of Cash Flows                                         34

Consolidated Statements of Stockholders' Equity                               35

Notes to Consolidated Financial Statements                                    36

Report of Management                                                          53

Report of Independent Auditors                                                53

Quarterly Financial Information                                               54

Five-Year Summary of Selected Financial Data                                  55

UNISYS CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

In recent years, the company has been transitioning its business model to strengthen its capabilities as a services-led, technology-based solutions provider. As part of this transformation, the company has moved away from low-margin, commodity-type products and services to higher-end, value-added business opportunities, such as business process outsourcing, managed infrastructure services, business consulting, enterprise security, and high-end server technology. As a result of this transformation, the company has seen a fundamental shift in its revenue composition. For 2002, 76% of the company's revenue came from its Services segment while 24% of revenue came from its Technology segment. By contrast, in the year 2000, 69% of the company's revenue came from the Services segment while 31% of revenue derived from its Technology segment.

     In addition, during this time period the IT services and technology industry has experienced a severe contraction in demand resulting from a weak economic environment worldwide. In response to these business conditions, in the fourth quarters of 2001 and 2000, the company took significant charges for work-force reductions and other actions to reduce its cost base and reposition its business model as a services-led, technology-enabled solutions provider. See
Note 4 of the Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

COMPANY RESULTS

In 2002, the company reported net income of $223.0 million, or $.69 per share, compared to a net loss of $67.1 million, or $.21 per share in 2001, and net income of $225.0 million, or $.71 per diluted share, in 2000. The results for 2001 include a fourth-quarter pretax charge of $276.3 million, or $.64 per share, principally for a work-force reduction, as well as an extraordinary charge of $17.2 million, or $.05 per share, for the early extinguishment of debt. Excluding these items, earnings per share in 2001 was $.48. The results for 2000 include a fourth-quarter pretax charge of $127.6 million, or $.29 per diluted share, principally for a work-force reduction, as well as an extraordinary charge of $19.8 million, or $.06 per diluted share, for the early extinguishment of debt. Excluding these items, diluted earnings per share in 2000 was $1.06. See Note 4 of the Notes to Consolidated Financial Statements.

     Revenue for 2002 was $5.61 billion compared to $6.02 billion in 2001 and $6.89 billion in 2000. Revenue in 2002 decreased 7% from the prior year. The decrease was due to a decline in Technology revenue of 16% as well as a 4% decline in Services revenue. Foreign currency fluctuations had a negligible impact on revenue in 2002. Revenue in 2001 decreased 13% from 2000. The decrease was due to a decline in Technology revenue of 27% as well as a 6% decline in Services revenue. Excluding the negative impact of foreign currency fluctuations, revenue in 2001 declined 9%. Revenue from international operations in 2002, 2001 and 2000 was $3.11 billion, $3.42 billion and $4.01 billion, respectively. Revenue from U.S. operations was $2.50 billion in 2002, $2.60 billion in 2001 and $2.88 billion in 2000.

     Total gross profit percent was 30.1% in 2002, 24.6% (27.4% exclusive of the fourth-quarter charge of $163.8 million) in 2001 and 30.3% (31.2% exclusive of the fourth-quarter charge of $56.1 million) in 2000. The increase in gross profit in 2002 from 2001 was principally due to the company's focus on higher value-added business opportunities and continued tight cost controls, including the personnel reduction actions taken in the last two years. The decrease in the 2001 gross profit margin from 2000 primarily reflected lower sales of high-margin enterprise servers and services, which were impacted by the general falloff in demand industrywide for information technology products and services.

     Selling, general and administrative expenses were $.99 billion in 2002 (17.7% of revenue), $1.16 billion in 2001 ($1.07 billion or 17.8% of revenue excluding the fourth-quarter charge of $83.2 million) and $1.33 billion in 2000 ($1.28 billion or 18.5% of revenue excluding the fourth-quarter charge of $51.9 million). The decreases, net of the impacts of the fourth-quarter charges in 2001 and 2000, reflect the benefits of the personnel reduction actions announced in the fourth quarter of 2001 and 2000 and continued tight cost controls.

     Research and development ("R&D") expenses in 2002 were $273.3 million compared to $331.5 million in 2001 ($303.9 million before the fourth-quarter charge of $27.6 million) and $333.6 million in 2000 ($315.4 million before the fourth-quarter charge of $18.2 million). The lower level of R&D reflects changes that the company has made to improve efficiencies, including the consolidation of R&D activities in systems integration to improve synergies and the use of lower-cost offshore resources for software support. Although the amount of R&D is down, the company continues to invest in high-end Cellular MultiProcessing
(CMP) server technology and in key programs within its industry practices.

     In 2002, the company reported operating income of $423.2 million, or 7.5% of revenue, compared to a loss of $4.5 million in 2001 ($270.1 million income or 4.5% of revenue before the fourth-quarter charge of $274.6 million) and income of $426.8 million in 2000 ($553.0 million or 8.0% of revenue before the fourth-quarter charge of $126.2 million).

     Interest expense was $66.5 million in 2002, $70.0 million in 2001 and $79.8 million in 2000. The decline in 2002 was due to lower average interest rates and an increase in 2002 over 2001 in capitalized interest expense. The decline in 2001 was principally due to lower average borrowings and lower average interest rates.

     Other income (expense), net, which can vary from year to year, was an expense of $23.9 million in 2002, income of $28.0 million in 2001 and income of $32.0 million in 2000. The difference in 2002 from 2001 was principally due to foreign exchange losses of $1.2 million in 2002 compared to foreign exchange gains of $21.4 million in 2001 (principally relating to Latin America) and equity investment losses of $12.4 million in 2002 (principally due to a charge of $21.8 million relating to the company's share of an early retirement charge recorded by Nihon Unisys, Ltd.) compared to gains of $10.4 million in 2001.

     Pension income for 2002 was $143.5 million compared to $170.0 million in 2001 and $139.0 million in 2000. At the beginning of each year, accounting rules require that the company establish an expected long-term rate of return on its pension plan assets. The principal reason for the decline in pension income in 2002 was that, effective January 1, 2002, the company reduced its expected long-term rate of return on plan assets for its U.S. pension plan to 9.5% from 10.0%. This change caused 2002 pension income in the U.S. to decline by approximately $24 million from the 2001 amount. The company records pension income or expense, as well as other employee-related costs such as FICA and medical insurance costs, in operating income in the following income statement categories: cost of sales; selling, general and administrative expenses; and research and development expenses. The amount allocated to each line is based on where the salaries of the active employees are charged.

     Income before income taxes in 2002 was $332.8 million compared to a loss of $46.5 million in 2001 ($229.8 million income excluding the fourth-quarter charge of $276.3 million) and income of $379.0 million in 2000 ($506.6 million income excluding the fourth-quarter charge of $127.6 million).

     The provision for income taxes in 2002 was $109.8 million (33% effective tax rate) compared to $3.4 million ($75.9 million excluding the fourth-quarter charge of $72.5 million, representing a 33% effective tax rate) in 2001 and $134.2 million ($172.3 million excluding the fourth-quarter charge of $38.1 million, representing a 34% tax rate) in 2000. It is expected that the effective tax rate will be 33% for 2003.

     At December 31, 2002, the company owned approximately 28% of the voting common stock of Nihon Unisys, Ltd., a publicly traded Japanese company ("NUL"). The company accounts for this investment by the equity method. NUL is the exclusive supplier of the company's hardware and software products in Japan. The company considers its investment in NUL to be of a long-term strategic nature. For the years ended December 31, 2002, 2001 and 2000, total direct and indirect sales to NUL were approximately $270 million, $340 million and $530 million, respectively.

     At December 31, 2002, the market value of the company's investment in NUL was approximately $171 million and the amount recorded on the company's books was $110.7 million, which is net of $80.4 million relating to the company's share of NUL's minimum pension liability adjustment. The market value is determined by both the quoted price per share of NUL's shares on the Tokyo stock exchange and the current exchange rate of the Japanese yen to the U.S. dollar. At any point in time, the company's book value may be higher or lower than the market value. The company would reflect impairment in this investment only if the loss in value of the investment were deemed to be other than a temporary decline.

SEGMENTS RESULTS

The company has two business segments: Services and Technology. Revenue classifications by segment are as follows: Services - systems integration, outsourcing, infrastructure services, and core maintenance; Technology - enterprise-class servers and specialized technologies. The accounting policies of each business segment are the same as those followed by the company as a whole. Intersegment sales and transfers are priced as if the sales or transfers were to third parties. Accordingly, the Technology segment recognizes intersegment revenue and manufacturing profit on hardware and software shipments to customers under Services contracts. The Services segment, in turn, recognizes customer revenue and marketing profit on such shipments of company hardware and software to customers. The Services segment also includes the sale of hardware and software products sourced from third parties that are sold to customers through the company's Services channels. In the company's consolidated statements of income, the manufacturing costs of products sourced from the Technology segment and sold to Services customers are reported in cost of revenue for Services. Also included in the Technology segment's sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services engagements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2002, 2001 and 2000, was $19.2 million, $21.8 million and $23.6 million, respectively. The profit on these transactions is eliminated in Corporate. The company evaluates business segment performance on operating income exclusive of restructuring charges and unusual and nonrecurring items, which are included in Corporate. All other corporate and centrally incurred costs are allocated to the business segments based principally on revenue, employees, square footage or usage.

     Information by business segment for 2002, 2001 and 2000 is presented below:

          (Millions of dollars)              Total      Eliminations     Services      Technology
          ----------------------------------------------------------------------------------------
          2002
          --------------
          Customer revenue               $    5,607.4                  $    4,285.1   $    1,322.3
          Intersegment                                  $     (331.9)          38.8          293.1
                                         ---------------------------------------------------------
          Total revenue                  $    5,607.4   $     (331.9)  $    4,323.9   $    1,615.4
                                         ---------------------------------------------------------
          Gross profit percent                   30.1%                         22.2%          46.5%
          Operating income percent                7.5%                          5.9%          11.7%

          2001
          --------------
          Customer revenue               $    6,018.1                  $    4,444.6   $    1,573.5
          Intersegment                                  $     (363.4)          73.8          289.6
                                         ---------------------------------------------------------
          Total revenue                  $    6,018.1   $     (363.4)  $    4,518.4   $    1,863.1
                                         ---------------------------------------------------------
          Gross profit percent                   27.4%                         19.7%          43.0%
          Operating income percent                4.5%                          2.1%          11.6%

          2000
          --------------
          Customer revenue               $    6,885.0                  $    4,741.6   $    2,143.4
          Intersegment                                  $     (437.2)          46.6          390.6
                                         ---------------------------------------------------------
          Total revenue                  $    6,885.0   $     (437.2)  $    4,788.2   $    2,534.0
                                         ---------------------------------------------------------
          Gross profit percent                   31.2%                         21.6%          44.7%
          Operating income percent                8.0%                          1.7%          17.7%
          ----------------------------------------------------------------------------------------

          Gross profit percent and operating income percent are as a percent of total revenue.

     In the Services segment, customer revenue was $4.29 billion in 2002, $4.44 billion in 2001 and $4.74 billion in 2000. Revenue in 2002 was down 4% from 2001, as an 11% increase in outsourcing ($1.44 billion in 2002 compared to $1.30 billion in 2001) was more than offset by a 24% decline in infrastructure services ($.83 billion in 2002 compared to $1.09 billion in 2001) and a 4% decline in core maintenance revenue ($.56 billion in 2002 compared to $.58 billion in 2001). Systems integration revenue in 2002 was $1.46 billion compared to $1.47 billion in 2001. Services customer revenue in 2001 was down 6% from 2000, as a 9% increase in outsourcing was more than offset by a 17% decline in infrastructure services, an 8% decline in systems integration and a 7% decline in core maintenance revenue. Within the Services segment, the change in revenue in 2002 from 2001 reflects market conditions. Market demand in the Services segment currently varies by revenue classification. Demand for services that drive short-term cost and process efficiencies (outsourcing) remains strong, while market demand for project-based work (systems integration and infrastructure services) remains weak. The growth in outsourcing revenue, which was particularly driven by growth in business process outsourcing, and the decline in both systems integration and infrastructure services were reflective of these market conditions. In addition, the decline in Services customer revenue in 2002 from 2001 reflected the company's de-emphasis in 2001 of low-margin commodity hardware sales within infrastructure services contracts. The core maintenance decline is reflective of the long-term industry trend for reduction in maintenance, as the underlying equipment reliability has improved over time. Additionally, the decline in Services customer revenue in 2001 from 2000 reflected the company's de-emphasis in 2001 of low-margin commodity hardware sales within infrastructure services contracts. Services gross profit was 22.2% in 2002, 19.7% in 2001 and 21.6% in 2000, and Services operating income percent was 5.9% in 2002, 2.1% in 2001 and 1.7% in 2000. The company achieved the margin improvements in 2002 by executing its strategy of selective pursuit of higher value-added business opportunities and resizing its work force to meet the market demand. The decrease in 2001 margins compared to 2000 was largely due to a lower content of higher-margin systems integration and core maintenance revenue. In addition, margins in 2001 were negatively impacted by the start-up of several large outsourcing contracts. Typically, in the early phases of these contracts, gross margins may be lower than in later years when the work force and facilities have been rationalized for efficient operations, and an integrated systems solution has been implemented.

     In the Technology segment, customer revenue was $1.32 billion in 2002, $1.57 billion in 2001 and $2.14 billion in 2000. Demand throughout the period in the Technology segment remained weak industrywide as customers deferred spending on new computer hardware and software. Revenue in 2002 was down 16% from 2001, due to a 30% decrease in sales of specialized technology products ($.37 billion in 2002 compared to $.52 billion in 2001) and a 9% decline in sales of enterprise-class servers ($.96 billion in 2002 compared to $1.05 billion in 2001). In addition to weak industrywide demand for technology products and software, the decline in customer revenue in 2002 reflected lower commodity hardware sales as a result of the company's decision to de-emphasize sales of these products. The 27% decline in customer revenue in 2001 from 2000 reflected the impact of the global downturn in information technology spending on sales of high-end server products, as well as lower commodity hardware sales as a result of the company's decision to de-emphasize sales of these products. Technology gross profit percent was 46.5% in 2002, 43.0% in 2001 and 44.7% in 2000, and Technology operating income percent was 11.7% in 2002, 11.6% in 2001 and 17.7% in 2000. The margin improvements in 2002 primarily reflected a higher proportion of high-end, higher-margin products within ClearPath revenue, increased demand for high-end payment systems products and continued tight cost controls. The decrease in 2001 margins was due in large part to lower sales of high-end ClearPath systems as compared to 2000.

NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2002, the company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually for impairment in accordance with this statement. SFAS No. 142 required the company to perform a transitional impairment test of its goodwill as of January 1, 2002, as well as perform impairment tests on an annual basis and whenever events or circumstances occur indicating that the goodwill may be impaired. During 2002, the company performed its transitional and annual impairment tests, which indicated that the company's goodwill was not impaired.

     Effective January 1, 2002, the company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and normal operation of a long-lived asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. Adoption of SFAS No. 143 had no effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

     Effective January 1, 2002, the company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 requires an impairment loss to be recognized only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. Adoption of SFAS No. 144 had no effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

     In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, which required that all gains and losses from extinguishment of debt be reported as an extraordinary item. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 must be applied in fiscal years beginning after May 15, 2002. The company will adopt this statement effective January 1, 2003. Previously recorded losses on the early extinguishment of debt that were classified as an extraordinary item in prior periods will be reclassified to other income (expense), net. The adoption of SFAS No. 145 will have no effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces previous accounting guidance provided by Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," and will be effective for the company for exit or disposal activities initiated after December 31, 2002. The company does not believe that adoption of this statement will have a material impact on its consolidated financial position, consolidated results of operations, or liquidity.

     In November 2002, the FASB issued EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." This issue addresses how to account for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The final consensus of this issue is applicable to agreements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes." The company does not believe that adoption of this issue will have a material impact on its consolidated financial position, consolidated results of operations, or liquidity.

     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). The interpretation requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that obligation. This interpretation is intended to improve the comparability of financial reporting by requiring identical accounting for guarantees issued with separately identified consideration and guarantees issued without separately identified consideration. For the company, the initial recognition, measurement provision and disclosure requirements of FIN No. 45 are applicable to guarantees issued or modified after December 31, 2002. The company is currently evaluating what impact, if any, adoption of FIN No. 45 will have on its consolidated financial position, consolidated results of operations, or liquidity.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). This interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. For the company's synthetic lease, as described in Note 12 of the Notes to Consolidated Financial Statements, FIN No. 46 is effective for the period beginning July 1, 2003.

FINANCIAL CONDITION

Cash and cash equivalents at December 31, 2002, were $301.8 million compared to $325.9 million at December 31, 2001.

     During 2002, cash provided by operations was $324.5 million compared to $202.4 million in 2001, principally reflecting strong working capital management and an increase in profitability. Cash expenditures related to both current and prior-year restructuring actions (which are included in operating activities) in 2002, 2001 and 2000 were $104.4 million, $71.5 million and $26.3 million, respectively, and are expected to be approximately $66 million in 2003, principally for international work-force reductions and facility costs. Personnel reductions in 2002 related to both current and prior-year restructuring actions were approximately 1,900 and are expected to be approximately 630 in 2003.

     Cash used for investing activities in 2002 was $379.2 million compared to $325.6 million for 2001. The increase was principally due to net purchases of investments (derivative financial instruments used to manage the company's exposure to market risks from changes in foreign currency exchange rates) of $38.3 million for 2002 compared to net proceeds of $19.7 million in the prior-year period. In 2002, the investment in marketable software was $139.9 million and capital additions to properties was $196.2 million, which combined was essentially flat compared to the prior-year period.

     Cash provided by financing activities during 2002 was $25.3 million compared to $71.6 million in 2001. In 2002, the company had a reduction in short-term borrowings of $1.6 million compared to a reduction of $127.7 million in 2001. In addition, the prior year included proceeds from issuance of long-term debt of $536.5 million and payment of long-term debt of $370.8 million, as described below.

     At December 31, 2002, total debt was $829.7 million, an increase of $3.6 million from December 31, 2001. See Note 9 of the Notes to Consolidated Financial Statements for components of the company's long-term debt.

     During 2001, the company issued $400 million of 8 1/8% senior notes due 2006 and $150 million of 7 1/4% senior notes due 2005. In 2001, the company also completed a cash tender offer for $319.2 million principal amount of its 11 3/4% senior notes due 2004 and redeemed, at a premium, the remaining $15.0 million outstanding principal amount of such notes. As a result of these actions, the company recorded an extraordinary after-tax charge of $17.2 million, net of $9.3 million tax benefit, or $.05 per share, for the premium paid, unamortized debt-related expenses and transaction costs.

     In 2000, the company redeemed all of its $399.5 million outstanding 12% senior notes due 2003 at the stated redemption price of 106% of principal. As a result, the company recorded an extraordinary after-tax charge of $19.8 million, or $.06 per diluted share, for the call premium and unamortized debt expense.

     The company has a $450 million credit agreement that expires in March 2004. As of December 31, 2002, there were no borrowings under this facility. Borrowings under the agreement bear interest based on the then-current LIBOR or prime rates and the company's credit rating. The credit agreement contains financial and other covenants, including maintenance of certain financial ratios, a minimum level of net worth and limitations on certain types of transactions, which could reduce the amount the company is able to borrow. Events of default under the credit agreement include failure to perform covenants, material adverse change, change of control and default under other debt aggregating at least $25 million. If an event of default were to occur under the credit agreement, the lenders would be entitled to declare all amounts borrowed under it immediately due and payable. The occurrence of an event of default under the credit agreement could also cause the acceleration of obligations under certain other agreements and the termination of the company's U.S. trade accounts receivable facility, described below.

     In addition, the company and certain international subsidiaries have access to certain uncommitted lines of credit from various banks. Other sources of short-term funding are operational cash flows, including customer prepayments, and the company's U.S. trade accounts receivable facility. Using this facility, the company sells, on an ongoing basis, up to $225 million of its eligible U.S. trade accounts receivable through a wholly owned subsidiary, Unisys Funding Corporation I. The facility expires in December 2003. See Note 5 of the Notes to Consolidated Financial Statements.

     At December 31, 2002, the company had short-term borrowings of $77.3 million. Of this amount, $34.1 million was borrowed by the company's Brazilian subsidiaries in their local currency at a weighted average interest rate at December 31st of 28.0%, and $43.2 million was borrowed principally by other international subsidiaries at a weighted average interest rate at December 31st of 5.5%.

     At December 31, 2002, the company has met all covenants and conditions under its various lending and funding agreements. Since the company believes that it will continue to meet these covenants and conditions, the company believes that it has adequate sources and availability of short-term funding to meet its expected cash requirements.

     In 2000, the company terminated its interest rate swaps and currency swaps for euro and Japanese yen, which were established in 1999. The currency swaps were designated as hedges of the foreign currency exposure on the company's net investments in foreign subsidiaries and equity investments. As a result of these terminations, the company received net cash of $18.5 million and recognized a pretax loss of $2.7 million. The interest expense benefit related to these swaps amounted to approximately $16 million in 2000.

     As described more fully in Notes 4, 9 and 12 of the Notes to Consolidated Financial Statements, at December 31, 2002, the company had certain cash obligations, which are due as follows:

(Millions)                               Total      Less than 1 year   1-3 years    4-5 years    After 5 years
---------------------------------------------------------------------------------------------------------------
Notes payable                          $     77.3   $           77.3
Long-term debt                              750.0                      $    150.0   $    400.0   $        200.0
Capital lease obligations                     7.6                4.4          2.8           .4
Operating leases, net of sublease
 income                                     581.0              135.7        171.9        103.3            170.1
Minimum purchase obligations                 53.7               33.7         20.0
Work-force reductions                        53.1               53.1
                                       ------------------------------------------------------------------------
Total                                  $  1,522.7   $          304.2   $    344.7   $    503.7   $        370.1
---------------------------------------------------------------------------------------------------------------

     As more fully described in Note 12 of the Notes to Consolidated Financial Statements, the company could have an additional obligation under an operating lease for one of its facilities.

     At December 31, 2002, the company had outstanding standby letters of credit and surety bonds of approximately $340 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material.

     The company may, from time to time, redeem, tender for, or repurchase its securities in the open market or in privately negotiated transactions depending upon availability, market conditions and other factors.

     The company has on file with the Securities and Exchange Commission an effective registration statement covering $1.5 billion of debt or equity securities, which enables the company to be prepared for future market opportunities.

     Stockholders' equity decreased $1.3 billion during 2002, principally reflecting a minimum pension liability adjustment of $1.5 billion and currency translation of $33.8 million, offset in part by net income of $223.0 million, $46.9 million for issuance of stock under stock option and other plans, and $3.5 million of tax benefits related to employee stock plans.

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

     The company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign currency exchange rates applied to these derivative financial instruments described above. As of December 31, 2002 and 2001, the analysis indicated that such market movements would have reduced the estimated fair value of these derivative financial instruments by approximately $45 million and $25 million, respectively.

     Based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and the company's actual exposures and hedges, actual gains and losses in the future may differ from the above analysis.

CRITICAL ACCOUNTING POLICIES

OUTSOURCING

In recent years, the company's outsourcing business has increased significantly. Typically the terms of these contracts are between three and 10 years. In a number of these arrangements, the company hires certain of the customers' employees and often becomes responsible for the related employee obligations, such as pension and severance commitments. In addition, system development activity on outsourcing contracts may require significant upfront investments by the company. The company funds these investments, and any employee-related obligations, from customer prepayments and operating cash flow. Also, in the early phases of these contracts, gross margins may be lower than in later years when the work force and facilities have been rationalized for efficient operations, and an integrated systems solution has been implemented.

     Revenue under these contracts is recognized when the company performs the services or processes transactions in accordance with contractual performance standards. Customer prepayments (even if nonrefundable) are deferred (classified as a liability) and recognized systematically over future periods as services are delivered or performed.

     Costs on outsourcing contracts are generally charged to expense as incurred. However, direct costs incurred related to the inception of an outsourcing contract are deferred and charged to expense over the contract term. These costs consist principally of initial customer setup and employment obligations related to employees assumed. In addition, the costs of equipment and software, some of which is internally developed, is capitalized and depreciated over the shorter of their useful life or the term of the contract.

     At December 31, 2002 and 2001, the net capitalized amount related to outsourcing contracts was $321.0 million and $217.8 million, respectively, consisting of $163.0 million and $80.8 million, respectively, reported in properties and $158.0 million and $137.0 million, respectively, of net contract-related costs reported in other long-term assets. The contract-related costs are tested for recoverability quarterly.

SYSTEMS INTEGRATION

For long-term systems integration contracts, the company recognizes revenue and profit as the contracts progress using the percentage-of-completion method of accounting, which relies on estimates of total expected contract revenues and costs. The company follows this method since reasonably dependable estimates of the revenue and costs applicable to various elements of a contract can be made. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of the contracts, recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. Accordingly, favorable changes in estimates result in additional revenue and profit recognition, and unfavorable changes in estimates result in a reduction of recognized revenue and profits. When estimates indicate that a loss will be incurred on a contract upon completion, a provision for the expected loss is recorded in the period in which the loss becomes evident. As work progresses under a loss contract, revenue continues to be recognized, and a portion of the contract costs incurred in each period is charged to the contract loss reserve. For other systems integration projects, the company recognizes revenue when the services have been performed.

TAXES

The company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

     At December 31, 2002 and 2001, the company had deferred tax assets in excess of deferred tax liabilities of $2,178 million and $1,376 million, respectively. For the reasons cited below, at December 31, 2002 and 2001, management determined that it is more likely than not that $1,726 million and $1,034 million, respectively, of such assets will be realized, resulting in a valuation allowance of $452 million and $342 million, respectively.

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

     Approximately $5.2 billion of future taxable income (predominately U.S.) ultimately is needed to realize the net deferred tax assets at December 31, 2002. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. Factors that may affect the company's ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in sales or margins, loss of market share, delays in product availability or technological obsolescence.

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

     A significant element in determining the company's pension income (expense) in accordance with SFAS No. 87 is the expected return on plan assets. In 2002, the company assumed that the expected long-term rate of return on U.S. plan assets would be 9.5%. For 2003, the company has assumed that the expected long-term rate of return on U.S. plan assets will be 8.75%. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over four years. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (expense).

     At the end of each year, the company determines the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the company looks to rates of return on high-quality, fixed-income investments that (i) receive one of the two highest ratings given by a recognized ratings agency, and
(ii) are currently available and expected to be available during the period to maturity of the pension benefits. At December 31, 2002, the company determined this rate to be 6.75% for its U.S. defined benefit pension plan, a decrease of 75 basis points from the rate used at December 31, 2001. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, has been deferred in accordance with SFAS No. 87.

     For the year ended December 31, 2002, the company recognized consolidated pretax pension income of $143.5 million, compared to $170.0 million in 2001. The principal reason for the decline was the reduction in the expected long-term rate of return on U.S. pension plan assets from 10.0% in 2001 to 9.5% in 2002.

     For 2003, the company expects pension income to be approximately $30 million, approximately $114 million less than 2002. Approximately $90 million of the decline is in the U.S. and $24 million is in international subsidiaries, principally the United Kingdom. The most significant assumptions underlying these estimates, namely the expected long-term rate of return on plan assets and the discount rate, were chosen by management with consultation from and concurrence of the company's actuaries.

     For 2003, the company has assumed that the expected long-term rate of return on plan assets for its U.S. defined benefit pension plan will be 8.75%, down from 9.50% in 2002. This will cause U.S. pension income to decline by approximately $35 million. In addition, the discount rate used for the U.S. pension plan has declined to 6.75% at December 31, 2002, from 7.50% at December 31, 2001. This will cause U.S. pension income to decline by approximately $22 million. The remainder of the decline in the U.S. of approximately $33 million is due to lower expected return on assets due to asset declines (about $27 million) and the recent prospective change to a cash balance plan (about $6 million). The decline of $24 million in international plans is principally due to discount rate declines, lower expected longterm rates of return on plan assets, and currency translation.

     During 2002, the company made cash contributions to its defined benefit pension plans of $42.2 million and expects to make cash contributions of approximately $60 million during 2003. In accordance with regulations governing contributions to U.S. defined benefit pension plans, the company is not required to fund its U.S. defined benefit plan in 2003.

     At December 31st of each year, accounting rules require a company to recognize a liability on its balance sheet for each pension plan if the fair value of the assets of that pension plan is less than the present value of the pension obligation (the accumulated benefit obligation, or "ABO"). This liability is called a "minimum pension liability." Concurrently, any existing prepaid pension asset for the pension plan must be removed. These adjustments are recorded as a charge in "accumulated other comprehensive income (loss)" in stockholders' equity. If at any future year-end, the fair value of the pension plan assets exceeds the ABO, the charge to stockholders' equity would be reversed for such plan. Alternatively, if the fair market value of pension plan assets experiences further declines or the discount rate was to be reduced, additional charges to accumulated other comprehensive income (loss) may be required at a future year-end.

     At December 31, 2002, for all of the company's defined benefit pension plans, as well as the defined benefit pension plan of NUL (an equity investment), the ABO exceeded the fair value of pension plan assets. As a result, the company was required to do the following: remove from its assets $1.4 billion of prepaid pension plan assets; increase its accrued pension liability by approximately $700 million; reduce its investments at equity by approximately $80 million relating to the company's share of NUL's minimum pension liability; and offset these changes by a charge to other comprehensive loss in stockholders' equity of $2.2 billion, or $1.5 billion net of tax.

     This accounting has no effect on the company's net income, liquidity or cash flows. Financial ratios and net worth covenants in the company's credit arrangements and debt securities are unaffected by the charge to stockholders' equity caused by recording a minimum pension liability.

FACTORS THAT MAY AFFECT FUTURE RESULTS

From time to time, the company provides information containing "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations of future events and include any statement that does not directly relate to any historical or current fact. Words such as "anticipates," "believes," "expects," "estimates," "intends," "plans," "projects" and similar expressions may identify such forward-looking statements. All forward-looking statements rely on assumptions and are subject to risks, uncertainties and other factors that could cause the company's actual results to differ materially from expectations. These other factors include, but are not limited to, those discussed below. Any forward-looking statement speaks only as of the date on which that statement is made. The company assumes no obligation to update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

     The company's business is affected by changes in general economic and business conditions. It also could be affected by acts of war, terrorism or natural disasters. The company is also facing a very challenging economic environment. In this environment, many organizations are delaying planned purchases of information technology products and services. If the level of demand for the company's products and services declines in the future, the company's business could be adversely affected.

     The information services and technology markets in which the company operates include a large number of companies vying for customers and market share both domestically and internationally. The company's competitors include computer hardware manufacturers, software providers, systems integrators, consulting and other professional services firms, outsourcing providers, and infrastructure services providers. Some of the company's competitors may develop competing products and services that offer better price-performance or that reach the market in advance of the company's offerings. Some competitors also have or may develop greater financial and other resources than the company, with enhanced ability to compete for market share, in some instances through significant economic incentives to secure contracts. Some may also be better able to compete for skilled professionals. Any of this could have an adverse effect on the company's business. Future results will depend on the company's ability to mitigate the effects of aggressive competition on revenues, pricing and margins and on the company's ability to attract and retain talented people.

     The company operates in a highly volatile industry characterized by rapid technological change, evolving technology standards, short product life cycles and continually changing customer demand patterns. Future success will depend in part on the company's ability to anticipate and respond to these market trends and to design, develop, introduce, deliver or obtain new and innovative products and services on a timely and cost-effective basis. The company may not be successful in anticipating or responding to changes in technology, industry standards or customer preferences, and the market may not demand or accept its services and product offerings. In addition, products and services developed by competitors may make the company's offerings less competitive.

     The company's future results will depend in part on its ability to continue to accelerate growth in outsourcing and infrastructure services. The company's outsourcing contracts are multiyear engagements under which the company takes over management of a client's technology operations, business processes or networks. The company will need to maintain a strong financial position in order to grow its outsourcing business. In a number of these arrangements, the company hires certain of its clients' employees and may become responsible for the related employee obligations, such as pension and severance commitments.

     In addition, system development activity on outsourcing contracts may require the company to make significant upfront investments. As long-term relationships, these outsourcing contracts provide a base of recurring revenue. However, in the early phases of these contracts, gross margins may be lower than in later years when the work force and facilities have been rationalized for efficient operations, and an integrated systems solution has been implemented.

     Future results will also depend in part on the company's ability to drive profitable growth in systems integration and consulting. The company's systems integration and consulting business has been adversely affected by the current economic slowdown. In this economic environment, customers have been delaying systems integration projects. The company's ability to grow profitably in this business will depend in part on an improvement in economic conditions and a pick-up in demand for systems integration projects. It will also depend on the success of the actions the company has taken to enhance the skills base and management team in this business and to refocus the business on integrating best-of-breed, standards-based solutions to solve client needs. In addition, profit margins in this business are largely a function of the rates the company is able to charge for services and the chargeability of its professionals. If the company is unable to maintain the rates it charges, or appropriate chargeability, for its professionals, profit margins will suffer. The rates the company is able to charge for services are affected by a number of factors, including clients' perception of the company's ability to add value through its services; introduction of new services or products by the company or its competitors; pricing policies of competitors; and general economic conditions. Chargeability is also affected by a number of factors, including the company's ability to transition employees from completed projects to new engagements; and its ability to forecast demand for services and thereby maintain an appropriate head count.

     Future results will also depend in part on market acceptance of the company's high-end enterprise servers. In its technology business, the company is focusing its resources on high-end enterprise servers based on its CMP architecture. The company's CMP servers are designed to provide mainframe-class capabilities with compelling price-performance by making use of standards-based technologies such as Intel chips and Microsoft operating system software. The company has transitioned both its legacy ClearPath servers and its Intel-based ES7000s to the CMP platform, creating a common platform for all the company's high-end server lines. Future results will depend, in part, on customer acceptance of the new CMP-based ClearPath Plus systems and the company's ability to maintain its installed base for ClearPath. In addition, future results will depend, in part, on the company's ability to generate new customers and increase sales of the Intel-based ES7000 line. The company believes there is significant growth potential in the developing market for high-end Intel-based servers running Microsoft operating system software. However, competition in this new market is likely to intensify in coming years, and the company's ability to succeed will depend on its ability to compete effectively against enterprise server competitors with more substantial resources and its ability to achieve market acceptance of the ES7000 technology by clients, systems integrators, and independent software vendors.

     A number of the company's long-term contracts for infrastructure services, outsourcing, help desk and similar services do not provide for minimum transaction volumes. As a result, revenue levels are not guaranteed. In addition, some of these contracts may permit termination or may impose other penalties if the company does not meet the performance levels specified in the contracts.

     Some of the company's systems integration contracts are fixed-priced contracts under which the company assumes the risk for delivery of the contracted services and products at an agreed-upon fixed price. At times the company has experienced problems in performing some of these fixed-price contracts on a profitable basis and has provided periodically for adjustments to the estimated cost to complete them. Future results will depend on the company's ability to perform these services contracts profitably.

     The company frequently enters into contracts with governmental entities. Risks and uncertainties associated with these government contracts include the availability of appropriated funds and contractual provisions that allow governmental entities to terminate agreements at their discretion before the end of their terms.

     The success of the company's business is dependent on strong, long-term client relationships and on its reputation for responsiveness and quality. As a result, if a client is not satisfied with the company's services or products, its reputation could be damaged and its business adversely affected. In addition, if the company fails to meet its contractual obligations, it could be subject to legal liability, which could adversely affect its business, operating results and financial condition.

     The company has commercial relationships with suppliers, channel partners and other parties that have complementary products, services or skills. Future results will depend in part on the performance and capabilities of these third parties, on the ability of external suppliers to deliver components at reasonable prices and in a timely manner, and on the financial condition of, and the company's relationship with, distributors and other indirect channel partners.

     Approximately 55% of the company's total revenue derives from international operations. The risks of doing business internationally include foreign currency exchange rate fluctuations, changes in political or economic conditions, trade protection measures, import or export licensing requirements, multiple and possibly overlapping and conflicting tax laws, and weaker intellectual property protections in some jurisdictions.

     The company cannot be certain that its services and products do not infringe on the intellectual property rights of third parties, and it may have infringement claims asserted against it or against its clients. These claims could cost the company money, prevent it from offering some services or products, or damage its reputation.

UNISYS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31 (Millions, except per share data)         2002            2001            2000
---------------------------------------------------------------------------------------------------------
Revenue
Services                                                     $    4,285.1    $    4,444.6    $    4,741.6
Technology                                                        1,322.3         1,573.5         2,143.4
                                                             --------------------------------------------
                                                                  5,607.4         6,018.1         6,885.0
                                                             --------------------------------------------
Costs and Expenses
Cost of revenue:
  Services                                                        3,244.9         3,624.6         3,623.8
  Technology                                                        674.0           910.2         1,172.1
                                                             --------------------------------------------
                                                                  3,918.9         4,534.8         4,795.9
Selling, general and administrative expenses                        992.0         1,156.3         1,328.7
Research and development expenses                                   273.3           331.5           333.6
                                                             --------------------------------------------
                                                                  5,184.2         6,022.6         6,458.2
                                                             --------------------------------------------
Operating income (loss)                                             423.2            (4.5)          426.8
Interest expense                                                     66.5            70.0            79.8
Other income (expense), net                                         (23.9)           28.0            32.0
                                                             --------------------------------------------
Income (loss) before income taxes                                   332.8           (46.5)          379.0
Provision for income taxes                                          109.8             3.4           134.2
                                                             --------------------------------------------
Income (loss) before extraordinary items                            223.0           (49.9)          244.8
Extraordinary items                                                                 (17.2)          (19.8)
                                                             --------------------------------------------
Net income (loss)                                            $      223.0    $      (67.1)   $      225.0
                                                             --------------------------------------------
Earnings (loss) per share - Basic
Before extraordinary items                                   $        .69    $       (.16)   $        .78
Extraordinary items                                                                  (.05)           (.06)
                                                             --------------------------------------------
Total                                                        $        .69    $       (.21)   $        .72
                                                             --------------------------------------------
Earnings (loss) per share - Diluted
Before extraordinary items                                   $        .69    $       (.16)   $        .77
Extraordinary items                                                                  (.05)           (.06)
                                                             --------------------------------------------
Total                                                        $        .69    $       (.21)   $        .71
---------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

UNISYS CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31 (Millions)                                   2002           2001
--------------------------------------------------------------------------------
ASSETS
Current assets
Cash and cash equivalents                            $      301.8   $      325.9
Accounts and notes receivable, net                          955.6        1,093.7
Inventories:
  Parts and finished equipment                              165.3          201.6
  Work in process and materials                             127.5          144.2
Deferred income taxes                                       311.3          342.6
Other current assets                                         84.5           96.1
                                                     ---------------------------
Total                                                     1,946.0        2,204.1
                                                     ---------------------------
Properties                                                1,542.7        1,460.4
Less - Accumulated depreciation and amortization            932.9          910.8
                                                     ---------------------------
Properties, net                                             609.8          549.6
                                                     ---------------------------
Investments at equity                                       111.8          212.3
Marketable software, net                                    311.8          287.9
Prepaid pension cost                                                     1,221.0
Deferred income taxes                                     1,476.0          747.8
Goodwill                                                    160.6          159.0
Other long-term assets                                      365.4          387.4
                                                     ---------------------------
Total                                                $    4,981.4   $    5,769.1
--------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Notes payable                                        $       77.3   $       78.9
Current maturities of long-term debt                          4.4            2.2
Accounts payable                                            532.5          694.9
Other accrued liabilities                                 1,341.4        1,302.9
Income taxes payable                                        228.9          234.6
                                                     ---------------------------
Total                                                     2,184.5        2,313.5
                                                     ---------------------------
Long-term debt                                              748.0          745.0
Accrued pension liability                                   727.7           10.1
Other long-term liabilities                                 465.2          587.8
STOCKHOLDERS' EQUITY
Common stock                                                  3.3            3.2
Accumulated deficit                                        (673.5)        (896.5)
Other capital                                             3,763.1        3,712.8
Accumulated other comprehensive loss                     (2,236.9)        (706.8)
                                                     ---------------------------
Stockholders' equity                                        856.0        2,112.7
                                                     ---------------------------
Total                                                $    4,981.4   $    5,769.1
--------------------------------------------------------------------------------

See notes to consolidated financial statements.

UNISYS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 (Millions)                                          2002            2001            2000
-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Income (loss) before extraordinary items                               $      223.0    $      (49.9)   $      244.8
Add (deduct) items to reconcile income (loss) before extraordinary items to net cash provided by operating activities:
    Extraordinary items                                                                       (17.2)          (19.8)
    Depreciation and amortization of properties                               154.5           140.2           135.6
    Amortization:
      Marketable software                                                     121.0           145.5           115.5
      Deferred outsourcing contract cost                                       22.3            15.8            12.7
      Goodwill                                                                                 16.5            21.8
    Decrease (increase) in deferred income taxes, net                          39.4           (44.4)           85.6
    Decrease in receivables, net                                              156.5            72.3           158.2
    Decrease (increase) in inventories                                         53.0            79.7           (52.5)
    (Decrease) in accounts payable and other accrued liabilities             (116.5)         (144.5)         (140.0)
    (Decrease) in income taxes payable                                        (15.5)          (58.0)          (62.8)
    (Decrease) increase in other liabilities                                  (73.9)          246.5            (2.5)
    (Increase) in other assets                                               (251.2)         (238.8)          (81.9)
    Other                                                                      11.9            38.7             5.2
                                                                       --------------------------------------------
Net cash provided by operating activities                                     324.5           202.4           419.9
                                                                       --------------------------------------------
Cash flows from investing activities
Proceeds from investments                                                   3,447.1         3,028.7           790.4
Purchases of investments                                                   (3,485.4)       (3,009.0)         (716.7)
Investment in marketable software                                            (139.9)         (136.8)         (152.4)
Capital additions of properties                                              (196.2)         (199.4)         (198.3)
Purchases of businesses                                                        (4.8)           (9.1)          (13.9)
Proceeds from sales of properties                                                                              20.0
                                                                       --------------------------------------------
Net cash used for investing activities                                       (379.2)         (325.6)         (270.9)
                                                                       --------------------------------------------
Cash flows from financing activities
Net (reduction in) proceeds from short-term borrowings                         (1.6)         (127.7)          179.6
Proceeds from employee stock plans                                             29.0            33.6            51.1
Payments of long-term debt                                                     (2.1)         (370.8)         (448.0)
Proceeds from issuance of long-term debt                                                      536.5
                                                                       --------------------------------------------
Net cash provided by (used for) financing activities                           25.3            71.6          (217.3)
                                                                       --------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                    5.3             (.5)          (17.7)
                                                                       --------------------------------------------
Decrease in cash and cash equivalents                                         (24.1)          (52.1)          (86.0)
Cash and cash equivalents, beginning of year                                  325.9           378.0           464.0
                                                                       --------------------------------------------
Cash and cash equivalents, end of year                                 $      301.8    $      325.9    $      378.0
-------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

UNISYS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                            Other,       Accumulated
                                        Common Stock                   Treasury Stock    Principally       Other       Comprehensive
                                     ------------------ Accumulated -------------------    Paid-In     Comprehensive       Income
(Millions)                            Shares  Par Value   Deficit     Shares    Cost       Capital         Loss            (Loss)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999          312.5   $     3.1 $  (1,054.4)  (1.9)  $    (41.4) $   3,616.4  $      (570.4)
Issuance of stock under stock
 option and other plans                 4.8          .1                             (.7)        70.0
Net income                                                    225.0                                                   $       225.0
Other comprehensive income
  Translation adjustments                                                                                     (73.3)          (73.3)
                                                                                                                      -------------
Comprehensive income                                                                                                  $       151.7
                                                                                                                      -------------
Unearned compensation                                                                             .4
Tax benefit related to stock plans                                                              11.3
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000          317.3         3.2      (829.4)  (1.9)       (42.1)     3,698.1         (643.7)
Issuance of stock under stock
 option and other plans                 5.2                                         (.2)        52.2
Net loss                                                      (67.1)                                                  $       (67.1)
Other comprehensive loss                                                                                      (67.5)
  Translation adjustments                                                                                       4.4
  Cash flow hedges                                                                                    -------------
                                                                                                             (63.1)           (63.1)
                                                                                                                      -------------
Comprehensive loss                                                                                                    $      (130.2)
                                                                                                                      -------------
Unearned compensation                                                                             .2
Tax benefit related to stock plans                                                               4.6
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001          322.5         3.2      (896.5)  (1.9)       (42.3)     3,755.1         (706.8)
Issuance of stock under stock
 option and other plans                 5.6          .1                             (.1)        46.9
Net income                                                    223.0                                                   $       223.0
Other comprehensive loss
  Translation adjustments                                                                                     (33.8)
  Cash flow hedges                                                                                             (5.9)
  Minimum pension liability                                                                                (1,490.4)
                                                                                                      -------------
                                                                                                           (1,530.1)       (1,530.1)
                                                                                                                      -------------
Comprehensive loss                                                                                                    $    (1,307.1)
                                                                                                                      -------------

Tax benefit related to stock plans                                                               3.5
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002          328.1   $     3.3 $    (673.5)  (1.9)  $    (42.4)  $  3,805.5  $    (2,236.9)
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

Properties. Properties are carried at cost and are depreciated over the estimated lives of such assets using the straight-line method. Outsourcing equipment is depreciated over the shorter of the asset life or the term of the contract. For other classifications of properties, the principal rates used are summarized below:

                                Rate per Year (%)
                                -----------------
Buildings                               2-5
Machinery and office equipment          5-25
Rental equipment                         25
Internal-use software                  12-33

Advertising costs. The company expenses all advertising costs as they are incurred. The amount charged to expense during 2002, 2001 and 2000 was $29.3 million, $35.6 million and $38.2 million, respectively.

Revenue recognition. The company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable.

     Revenue from hardware sales is recognized upon shipment and the passage of title. Outside of the United States, the company recognizes revenue even if it retains a form of title to products delivered to customers, provided the sole purpose is to enable the company to recover the products in the event of customer payment default and the arrangement does not prohibit the customer's use of the product in the ordinary course of business.

     Revenue from software licenses is recognized at the inception of the initial license term and upon execution of an extension to the license term. Revenue for postcontract software support arrangements, which are marketed separately, is recorded on a straight-line basis over the support period for multi-year contracts and at inception for contracts of one year or less. The company also enters into multiple-element arrangements, which may include any combination of hardware, software or services. In these transactions, the company allocates the total revenue to be earned under the arrangement among the various elements based on their relative fair value. For transactions that include software, the allocation is based on vendor-specific objective evidence of fair value. The company recognizes revenue on multiple-element arrangements only if: (i) any undelivered products or services are not essential to the functionality of the delivered products or services, (ii) the company has an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services, (iii) there is evidence of the fair value for each undelivered product or service, and (iv) the revenue recognition criteria otherwise applicable have been met for the delivered elements.

     Revenue from equipment and software maintenance is recognized on a straight-line basis as earned over the lives of the respective contracts.

     Revenue for operating leases is recognized on a monthly basis over the term of the lease and for sales-type leases at the inception of the lease term.

     Revenue and profit under systems integration contracts is recognized either on the percentage-of-completion method of accounting using the cost-to-cost method, or when services have been performed, depending on the nature of the project. For contracts accounted for on the percentage-of-completion basis, revenue and profit recognized in any given accounting period are based on estimates of total projected contract costs; the estimates are continually re-evaluated and revised, when necessary, throughout the life of a contract. Any adjustments to revenue and profit due to changes in estimates are accounted for in the period of the change in estimate. When estimates indicate that a loss will be incurred on a contract upon completion, a provision for the expected loss is recorded in the period in which the loss becomes evident.

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

Outsourcing contract costs. Costs on outsourcing contracts are generally charged to expense as incurred. However, certain direct costs incurred related to the inception of an outsourcing contract are deferred and charged to expense over the contract term. These costs consist principally of initial customer setup and employment obligations related to employees assumed. At December 31, 2002 and 2001, $158.0 million and $137.0 million, respectively, of these costs were reported in other longterm assets. These costs are tested for recoverability quarterly.

Translation of foreign currency. The local currency is the functional currency for most of the company's international subsidiaries, and as such, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year. Translation adjustments resulting from changes in exchange rates are reported in other comprehensive income. Exchange gains and losses on intercompany balances of a long-term investment nature are reported in other comprehensive income. All other exchange gains and losses on intercompany balances are reported in other income (expense), net.

     For those international subsidiaries operating in hyper-inflationary economies, the U.S. dollar is the functional currency, and as such, nonmonetary assets and liabilities are translated at historical exchange rates and monetary assets and liabilities are translated at current exchange rates. Exchange gains and losses arising from translation are included in other income (expense), net.

Stock-based compensation plans. The company has stock-based employee compensation plans, which are described more fully in Note 16. The company applies the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for those plans. For stock options, no compensation expense is reflected in net income as all stock options granted had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. In addition, no compensation expense is recognized for common stock purchases under the Employees Stock Purchase Plan. Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," and has been determined as if the company had accounted for its stock plans under the fair value method of SFAS No. 123. For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123.

Years ended December 31
(Millions, except per share data)       2002        2001        2000
----------------------------------------------------------------------
Net income (loss) as reported        $   223.0   $   (67.1)  $   225.0
Deduct total stock-based employee
 compensation expense determined
 under fair value method for all
 awards, net of tax                      (49.0)      (51.8)      (42.5)
                                     ---------------------------------
Pro forma net income (loss)          $   174.0   $  (118.9)  $   182.5
                                     =================================
Earnings (loss) per share
   Basic - as reported               $     .69   $    (.21)  $     .72
   Basic - pro forma                 $     .54   $    (.37)  $     .58
   Diluted - as reported             $     .69   $    (.21)  $     .71
   Diluted - pro forma               $     .54   $    (.37)  $     .58
                                     =================================

Retirement benefits. The company accounts for its defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions," which requires that amounts recognized in financial statements be determined on an actuarial basis. A significant element in determining the company's pension income (expense) is the expected return on plan assets. This expected return is an assumption as to the rate of return on plan assets reflecting the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected pension benefit obligation. The company applies this assumed long-term rate of return to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over four years. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (expense).

     At December 31st of each year, the company determines the fair value of its pension plan assets as well as the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the interest rate at which the pension benefits could be effectively settled. In estimating the discount rate, the company looks to rates of return on high-quality, fixed income investments currently available and expected to be available during the period to maturity of the pension benefits. The company specifically uses a portfolio of fixed-income securities, which receive at least the second highest rating given by a recognized rating agency.

Reclassifications. Certain prior-year amounts have been reclassified to conform with the 2002 presentation.

2 EARNINGS PER SHARE

The following table shows how earnings per share were computed for the three years ended December 31, 2002.

Year ended December 31
(Millions, except per share data)                            2002            2001          2000
---------------------------------------------------------------------------------------------------
BASIC EARNINGS (LOSS) PER SHARE COMPUTATION
Income (loss) before extraordinary items                 $      223.0   $      (49.9)  $      244.8
Extraordinary items                                                            (17.2)         (19.8)
                                                         ------------------------------------------
Net income (loss)                                        $      223.0   $      (67.1)  $      225.0
                                                         ------------------------------------------
Weighted average shares (thousands)                           323,526        318,207        313,115
                                                         ------------------------------------------

BASIC EARNINGS (LOSS) PER SHARE
Before extraordinary items                               $        .69   $       (.16)  $        .78
Extraordinary items                                                             (.05)          (.06)
                                                         ------------------------------------------
Total                                                    $        .69   $       (.21)  $        .72
                                                         ------------------------------------------
DILUTED EARNINGS (LOSS) PER SHARE COMPUTATION
Income (loss) before extraordinary items                 $      223.0   $      (49.9)  $      244.8
Extraordinary items                                                            (17.2)         (19.8)
                                                         ------------------------------------------
Net income (loss)                                        $      223.0   $      (67.1)  $      225.0
                                                         ------------------------------------------
Weighted average shares (thousands)                           323,526        318,207        313,115
Plus incremental shares from assumed conversions of
 employee stock plans                                           1,218                         3,536
                                                         ------------------------------------------
Adjusted weighted average shares                              324,744        318,207        316,651
                                                         ------------------------------------------
DILUTED EARNINGS (LOSS) PER SHARE
Before extraordinary items                               $        .69   $       (.16)  $        .77
Extraordinary items                                                             (.05)          (.06)
                                                         ------------------------------------------
Total                                                    $        .69   $       (.21)  $        .71
                                                         ------------------------------------------

The following shares were not included in the computation of diluted earnings per share because the option prices were above the average market price of the company's common stock, or their inclusion would have been antidilutive (in thousands): 2002, 35,415; 2001, 28,653; 2000, 16,073.

3 ACCOUNTING CHANGES

Effective January 1, 2002, the company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually for impairment in accordance with this statement. SFAS No. 142 required the company to perform a transitional impairment test of its goodwill as of January 1, 2002, as well as perform impairment tests on an annual basis and whenever events or circumstances occur indicating that the goodwill may be impaired. During 2002, the company performed its transitional and annual impairment tests, which indicated that the company's goodwill was not impaired.

The changes in the carrying amount of goodwill by segment for the year ended December 31, 2002, were as follows:

(Millions)                     Total       Services    Technology
-----------------------------------------------------------------
Balance at
 December 31, 2001           $    159.0   $     41.9   $    117.1
Acquisition                         3.0          3.0
Foreign currency
 translation adjustments           (1.4)        (2.4)         1.0
                             ------------------------------------
Balance at
 December 31, 2002           $    160.6   $     42.5   $    118.1
-----------------------------------------------------------------

     The company's net income and earnings per share adjusted to exclude goodwill amortization was as follows:

Year ended December 31,
(Millions, except per share data)       2002         2001         2000
-------------------------------------------------------------------------
Reported income (loss)
 before extraordinary items          $    223.0   $    (49.9)  $    244.8
Add back goodwill amortization,
 net of tax                                             14.1         20.1
                                     ------------------------------------
Adjusted income (loss)
 before extraordinary items          $    223.0   $    (35.8)  $    264.9
                                     ------------------------------------
Reported net income (loss)           $    223.0   $    (67.1)  $    225.0
Add back goodwill amortization,
 net of tax                                             14.1         20.1
                                     ------------------------------------
Adjusted net income (loss)           $    223.0   $    (53.0)  $    245.1
                                     ------------------------------------
Earnings (loss) per share
 before extraordinary items
   Basic
     As reported                     $      .69   $     (.16)  $      .78
     Goodwill amortization                               .04          .06
                                     ------------------------------------
     As adjusted                     $      .69   $     (.12)  $      .84
                                     ------------------------------------
   Diluted
     As reported                     $      .69   $     (.16)  $      .77
     Goodwill amortization                               .04          .06
                                     ------------------------------------
     As adjusted                     $      .69   $     (.12)  $      .83
                                     ------------------------------------
Earnings (loss) per share
   Basic
     As reported                     $      .69   $     (.21)  $      .72
     Goodwill amortization                               .04          .06
                                     ------------------------------------
     As adjusted                     $      .69   $     (.17)  $      .78
                                     ------------------------------------
   Diluted
     As reported                     $      .69   $     (.21)  $      .71
     Goodwill amortization                               .04          .06
                                     ------------------------------------
     As adjusted                     $      .69   $     (.17)  $      .77
                                     ------------------------------------

     Effective January 1, 2002, the company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and normal operation of a long-lived asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. Adoption of SFAS No. 143 had no effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

     Effective January 1, 2002, the company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 requires an impairment loss to be recognized only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. Adoption of SFAS No. 144 had no effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

     In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, which required that all gains and losses from extinguishment of debt be reported as an extraordinary item. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 must be applied in fiscal years beginning after May 15, 2002. The company will adopt this statement effective January 1, 2003. Previously recorded losses on the early extinguishment of debts that were classified as an extraordinary item in prior periods will be reclassified to other income (expense), net. Adoption of SFAS No. 145 will have no effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces previous accounting guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and will be effective for the company for exit or disposal activities initiated after December 31, 2002. The company does not believe that adoption of this statement will have a material impact on its consolidated financial position, consolidated results of operations, or liquidity.

     In November 2002, the FASB issued EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." This issue addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus of this issue is applicable to agreements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes." The company does not believe that adoption of this issue will have a material impact on its consolidated financial position, consolidated results of operations, or liquidity.

     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). The interpretation requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that obligation. This interpretation is intended to improve the comparability of financial reporting by requiring identical accounting for guarantees issued with separately identified consideration and guarantees issued without separately identified consideration. For the company, the initial recognition, measurement provision and disclosure requirements of FIN No. 45 are applicable to guarantees issued or modified after December 31, 2002. The company is currently evaluating what impact, if any, adoption of FIN No. 45 will have on its consolidated financial position, consolidated results of operations, or liquidity.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). This interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. For the company's synthetic lease, as described in Note 12, FIN No. 46 is effective for the period beginning July 1, 2003.

4 FOURTH-QUARTER CHARGES

2001 charge. In response to the weak economic environment in 2001, the company took actions to reduce its cost structure. In the fourth quarter of 2001, the company recorded a pretax charge of $276.3 million, or $.64 per share, primarily for a work-force reduction of approximately 3,750 people (1,700 in the United States and 2,050 outside the United States). Of the total, 1,910 people left the company in 2001, which included 764 people who accepted an early retirement program in the United States. For those employees who accepted the early retirement program, cash requirements were provided through the company's pension plan. Cash expenditures in 2001 related to the involuntary reductions were $23.3 million. These activities did not significantly affect the company's operations while they were ongoing. A further breakdown of the individual components of these costs follows:

                                                           Work-Force
                                                         Reductions/(1)/          Idle
                                                     -----------------------     Lease
($ in Millions)            Headcount       Total         U.S.        Int'l        Costs     Other/(2)/
------------------------------------------------------------------------------------------------------
Work-force
 reductions/(1)/
Early retirement                  764   $     58.8   $     58.8
Involuntary
 reductions                     3,001        145.9         18.8   $    127.1
                           -------------------------------------------------
  Subtotal                      3,765        204.7         77.6        127.1
Other                                         71.6                             $     29.5   $     42.1
                           ---------------------------------------------------------------------------
Total charge                    3,765        276.3         77.6        127.1         29.5         42.1
Utilized                       (1,910)      (127.2)       (62.5)       (22.6)                    (42.1)
                           ---------------------------------------------------------------------------
Balance at
 Dec. 31, 2001                  1,855        149.1         15.1        104.5         29.5   $        -
Additional
 provisions                       996         31.9          8.7         21.8          1.4
Utilized                       (1,890)       (98.0)       (13.4)       (75.5)        (9.1)
Reversal of
 excess reserves                 (330)       (20.2)        (4.6)       (12.4)        (3.2)
Other/(3)/                                     4.8          1.6          5.3         (2.1)
                           ---------------------------------------------------------------------------
Balance at
 Dec. 31, 2002                    631   $     67.6   $      7.4   $     43.7   $     16.5   $        -
                           ---------------------------------------------------------------------------
Expected future
 utilization:
   2003                           631   $     59.5   $      7.4   $     43.7   $      8.4
   2004 and thereafter                         8.1                                    8.1
------------------------------------------------------------------------------------------------------

/(1)/ Includes severance, notice pay, medical and other benefits.

/(2)/ Includes product and program discontinuances, principally representing a provision for asset write-offs.

/(3)/ Changes in estimates and translation adjustments.

     Most of the 2001 fourth-quarter charges were related to work-force reductions ($204.7 million), principally severance costs. Other employee-related costs are not significant. Approximately $58.8 million of this total was funded from the company's U.S. pension plan. The remainder of the cost related to work-force reductions as well as idle lease costs, discussed below, is being funded from the company's operating cash flow. The charge related to idle lease costs was $29.5 million and relates to contractual obligations (reduced by estimated sublease income) existing under long-term leases of vacated facilities. Estimates of the amounts and timing of sublease income were based on discussions with real estate brokers that considered the marketability of the individual property involved. The charge for product and program discontinuances was $42.1 million and principally represented capitalized marketable software and inventory related to products or programs that were discontinued at December 31, 2001. These actions have lowered the company's cost base (principally employee-related costs), thereby making the company better able to compete in the marketplace.

Cash expenditures related to the 2001 restructuring charges were approximately $95.4 million in the year ended December 31, 2002, compared to $23.3 million in 2001. Cash expenditures are expected to be approximately $59.5 million for 2003 and $8.1 million in total for all subsequent years for idle lease costs.

     During 2002, the company reduced the accrued work-force portion of the reserve by $17.0 million. This reduction related to 330 employees who were designated for involuntary termination but were retained as a result of job positions that became available due to voluntary terminations or acceptance of alternative positions within the company. In addition, given the continuing weak economic environment, the company identified new restructuring actions and recorded an additional provision of $30.5 million, for a work-force reduction of 996 people.

     The 2001 fourth-quarter charge was recorded in the following statement of income classifications: cost of revenue, $163.8 million; selling, general and administrative expenses, $83.2 million; research and development expenses, $27.6 million; and other income (expense), net, $1.7 million.

2000 charge. As a result of a strategic business review of its operations in 2000, the company took actions to focus its resources on value-added business opportunities, de-emphasize or eliminate low-return businesses and lower its cost base. In the fourth quarter of 2000, the company recorded a pretax charge of $127.6 million, or $.29 per diluted share, primarily for a work-force reduction of 2,000 people (1,400 in the United States and 600 outside the United States). Of the total, approximately 500 people left the company in 2001 and 1,300 in 2000. Of the total work-force reduction, 742 people accepted an early retirement program in the United States. For those employees who accepted the early retirement program, cash requirements were provided through the company's pension plan. Cash expenditures related to the 2000 restructuring charges were $5.5 million in 2002, $39.3 million in 2001 and $8.7 million in 2000. Cash expenditures for 2003 are expected to be approximately $2.0 million. A further breakdown of the individual components of these costs follows:

                                   Work-Force Reductions/(1)/
                                   ---------------------------
(Millions)              Total          U. S.          Int'l      Other/(2)/
---------------------------------------------------------------------------
Work-force
 reductions /(1)/
Early retirement      $     57.8   $       57.8
Involuntary
 reductions                 60.9           13.3   $       47.6
                      ----------------------------------------
   Subtotal                118.7           71.1           47.6
Other/(2)/                   8.9                                 $      8.9
                      -----------------------------------------------------
Total charge               127.6           71.1           47.6          8.9
Utilized                   (71.9)         (58.7)          (7.8)        (5.4)
                      -----------------------------------------------------
Balance at
 Dec. 31, 2000              55.7           12.4           39.8          3.5
Utilized                   (40.0)          (8.8)         (30.5)         (.7)
Other/(3)/                  (7.1)          (2.3)          (4.0)         (.8)
                      -----------------------------------------------------
Balance at
 Dec. 31, 2001               8.6            1.3            5.3          2.0
Utilized                    (6.6)          (1.3)          (3.3)        (2.0)
                      -----------------------------------------------------
Balance at
 Dec. 31, 2002        $      2.0   $          -   $        2.0   $        -
                      -----------------------------------------------------
Expected future
 utilization:
   2003               $      2.0                  $        2.0
---------------------------------------------------------------------------

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

Prior-year charges. As a result of prior-year actions related to a strategic realignment of the company's business in 1997 and 1995, cash expenditures in 2002, 2001 and 2000 were $3.5 million, $8.9 million and $17.6 million, respectively. At December 31, 2002, an $8.8 million accrued liability remains principally for idle lease costs. Cash expenditures for 2003 are expected to be approximately $4.3 million.

5 ACCOUNTS RECEIVABLE

In December 2000, the company entered into an agreement to sell, through Unisys Funding Corporation I, a wholly owned subsidiary, interests in eligible U.S. trade accounts receivable for up to $275 million. The agreement is renewable annually, at the purchasers' option, for up to three years. Upon renewal of the facility in December 2001, the amount was reduced to $225 million. Unisys Funding Corporation I has been structured to isolate its assets from creditors of Unisys. In 2000, the company received proceeds of $232 million from the initial sale, and in 2002 and 2001, the company received an aggregate of $2.3 billion, each year, from ongoing sales of accounts receivable interests under the program. At December 31, 2002 and 2001, the company retained subordinated interests of $120 million and $135 million, respectively, in the associated receivables; these receivables have been included in accounts and notes receivable, net in the accompanying consolidated balance sheet. As collections reduce previously sold interests, interests in new eligible receivables can be sold, subject to meeting certain conditions. At December 31, 2002 and 2001, receivables of $199 million and $176 million, respectively, were sold and therefore removed from the accompanying consolidated balance sheet.

     The selling price of the receivables interests reflects a discount based on the A-1 rated commercial paper borrowing rates of the purchasers (1.5% at December 31, 2002, and 2.0% at December 31, 2001). The company remains responsible for servicing the underlying accounts receivable, for which it will receive a fee of 0.5% of the outstanding balance, which it believes represents adequate compensation. The company estimates the fair value of its retained interests by considering two key assumptions: the payment rate, which is derived from the average life of the accounts receivable, which is less than 60 days, and the rate of expected credit losses. Based on the company's favorable collection experience and very short-term nature of the receivables, both assumptions are considered to be highly predictable. Therefore, the company's estimated fair value of its retained interests in the pool of eligible receivables is approximately equal to book value, less the associated allowance for doubtful accounts. The discount on the sales of these accounts receivable during the years ended December 31, 2002 and 2001, was $4.2 million and $12.2 million, respectively. The amount of discount for the year ended December 31, 2000, was not material. These discounts are recorded in other income (expense), net in the accompanying consolidated statement of income.

     Revenue recognized in excess of billings on services contracts, or unbilled accounts receivable, was $133.3 million and $146.7 million at December 31, 2002 and 2001, respectively. Such amounts are included in accounts and notes receivables, net. At December 31, 2002 and 2001, the company had long-term accounts and notes receivable, net of $144.0 million and $186.3 million, respectively. Such amounts are included in other long-term assets in the accompanying consolidated balance sheet.

6 INCOME TAXES

Year ended December 31 (Millions)         2002         2001         2000
---------------------------------------------------------------------------
Income (loss) before income taxes
    United States                      $    125.7   $     95.9   $    389.0
    Foreign                                 207.1       (142.4)       (10.0)
                                       ------------------------------------
Total income (loss) before
 income taxes                          $    332.8   $    (46.5)  $    379.0
---------------------------------------------------------------------------
Provision for income taxes
    Current
      United States                    $     (6.5)  $      7.7   $     10.1
      Foreign                                62.4         24.0         63.6
      State and local                         7.7          3.5          4.9
                                       ------------------------------------
      Total                                  63.6         35.2         78.6
                                       ------------------------------------
    Deferred
      United States                          19.2        (16.2)        72.8
      Foreign                                27.0        (15.6)       (17.2)
                                       ------------------------------------
      Total                                  46.2        (31.8)        55.6
                                       ------------------------------------
Total provision for income taxes       $    109.8   $      3.4   $    134.2
---------------------------------------------------------------------------

     Following is a reconciliation of the provision for income taxes at the United States statutory tax rate to the provision for income taxes as reported:

Year ended December 31 (Millions)         2002         2001         2000
---------------------------------------------------------------------------
United States statutory income
 tax (benefit)                         $    116.5   $    (16.3)  $    132.7
Difference in estimated income
 taxes on foreign earnings, losses
 and remittances                             (4.1)        44.6         36.2
State taxes                                   5.0          2.3          3.2
Tax refund claims, audit issues
 and other matters                          (16.0)       (26.1)       (39.6)
Other                                         8.4         (1.1)         1.7
                                       ------------------------------------
Provision for income taxes             $    109.8   $      3.4   $    134.2
---------------------------------------------------------------------------

     The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 2002 and 2001, were as follows:

December 31 (Millions)                    2002         2001
--------------------------------------------------------------
Deferred tax assets
Capitalized research and
 development                           $    566.2   $    561.1
Tax loss carryforwards                      384.4        325.2
Foreign tax credit carryforwards             98.3         34.1
Other tax credit carryforwards              238.1        239.4
Capitalized intellectual
 property rights                            302.4        303.4
Pensions                                    259.8
Postretirement benefits                      70.5         71.8
Depreciation                                 52.6         48.4
Employee benefits                            44.4         77.5
Restructuring                                29.7         92.8
Other                                       277.1        278.0
                                       -----------------------
                                          2,323.5      2,031.7
Valuation allowance                        (451.5)      (342.2)
                                       -----------------------
Total deferred tax assets              $  1,872.0   $  1,689.5
                                       -----------------------
Deferred tax liabilities
Pensions                               $        -   $    501.2
Sales-type leases                            78.5        102.9
Other                                        67.5         51.2
                                       -----------------------
Total deferred tax liabilities         $    146.0   $    655.3
                                       -----------------------
Net deferred tax assets                $  1,726.0   $  1,034.2
--------------------------------------------------------------

     SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowance at December 31, 2002, applies to tax loss carryforwards and temporary differences relating to state and local and certain foreign taxing jurisdictions that, in management's opinion, are more likely than not to expire unused. During 2002, the net increase in the valuation allowance of $109.3 million was principally related to an increase in state and local deferred tax assets resulting from the recognition of minimum pension liabilities.

     Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $830 million at December 31, 2002. Such earnings are expected to be reinvested indefinitely. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practicable. The additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be substantially offset by U.S. tax credits for foreign taxes already paid. While there are no specific plans to distribute the undistributed earnings in the immediate future, where economically appropriate to do so, such earnings may be remitted.

     Cash paid during 2002, 2001 and 2000 for income taxes was $72.3 million, $97.0 million and $110.0 million, respectively.

     At December 31, 2002, the company has U.S. federal and state and local tax loss carryforwards and foreign tax loss carryforwards for certain foreign subsidiaries, the tax effect of which is approximately $384.4 million. These carryforwards will expire as follows (in millions): 2003, $14.6; 2004, $26.7; 2005, $20.9; 2006, $34.3; 2007, $25.5; and $262.4 thereafter. The company also has available tax credit carryforwards of approximately $336.4 million, which will expire as follows (in millions): 2003, $8.4; 2004, $7.5; 2005, $26.1; 2006,
$-; 2007, $78.2; and $216.2 thereafter.

     The company has substantial amounts of net deferred tax assets. Failure to achieve forecasted taxable income might affect the ultimate realization of such assets. Factors that may affect the company's ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in sales or margins, loss of market share, delays in product availability or technological obsolescence.

7 PROPERTIES

Properties comprise the following:

December 31 (Millions)                    2002         2001
--------------------------------------------------------------
Land                                   $      5.3   $      5.2
Buildings                                   140.5        143.7
Machinery and office equipment              897.2        897.4
Internal-use software                       167.0        139.9
Rental and outsourcing
 equipment                                  332.7        274.2
                                       -----------------------
Total properties                       $  1,542.7   $  1,460.4
--------------------------------------------------------------

8 INVESTMENTS AT EQUITY AND MINORITY INTERESTS

Substantially all of the company's investments at equity consist of Nihon Unisys, Ltd., a publicly traded Japanese company ("NUL"). NUL is the exclusive supplier of the company's hardware and software products in Japan. The company considers its investment in NUL to be of a long-term strategic nature. For the years ended December 31, 2002, 2001 and 2000, total direct and indirect sales to NUL were approximately $270 million, $340 million and $530 million, respectively. At December 31, 2002, the company owned approximately 28% of NUL's common stock that had a market value of approximately $171 million. The company's share of NUL's earnings or losses are recorded semiannually on a quarter-lag basis in other income (expense), net in the company's statements of income. During the years ended December 31, 2002, 2001 and 2000, the company recorded equity income or (loss) related to NUL of $(11.8) million, $10.4 million and $18.2 million, respectively. The year ended December 31, 2002, included $21.8 million related to the company's share of an early retirement charge recorded by NUL. The company has approximately $176 million of retained earnings that represents undistributed earnings of NUL.

     Summarized financial information for NUL as of and for its fiscal years ended March 31 is as follows:

(Millions) (Unaudited)                    2002         2001         2000
---------------------------------------------------------------------------
Year ended March 31
Revenue                                $  2,451.8   $  2,819.2   $  2,835.2
Gross profit                                646.0        815.5        903.2
Pretax income (loss)                       (101.2)        85.7         68.3
Net income (loss)                           (62.4)        44.0         32.8

At March 31
Current assets                            1,257.6      1,304.9      1,564.1
Noncurrent assets                           892.3        709.6        826.9
Current liabilities                         936.3        913.7      1,015.6
Noncurrent liabilities                      851.2        357.0        504.6
Minority interests                           10.7         11.0         11.4
---------------------------------------------------------------------------

     The company owns 51% of Intelligent Processing Solutions Limited ("iPSL"), a UK-based company, which provides high-volume payment processing. iPSL is fully consolidated in the company's financial statements. The minority owners' interests are reported in other long-term liabilities ($52.8 million and $48.6 million at December 31, 2002 and 2001, respectively) and in other income (expense), net in the company's financial statements.

9 DEBT

Long-term debt comprises the following:

December 31 (Millions)                    2002         2001
--------------------------------------------------------------
8 1/8% senior notes due 2006           $    400.0   $    400.0
7 7/8% senior notes due 2008                200.0        200.0
7 1/4% senior notes due 2005                150.0        150.0
Other, net of unamortized
 discounts                                    2.4         (2.8)
                                       -----------------------
Total                                       752.4        747.2
Less - current maturities                     4.4          2.2
                                       -----------------------
Total long-term debt                   $    748.0   $    745.0
--------------------------------------------------------------

     Total long-term debt maturities in 2003, 2004, 2005, 2006 and 2007 are $4.4, $2.6, $150.2, $400.3 and $.1 million, respectively.

     Cash paid during 2002, 2001 and 2000 for interest was $73.6, $92.9 and $90.5 million, respectively. Capitalized interest expense during 2002, 2001 and 2000 was $13.9, $11.8 and $11.4 million, respectively.

     At December 31, 2002, the company had short-term borrowings of $77.3 million. Of this amount $34.1 million was borrowed by the company's Brazilian subsidiaries in their local currency at a weighted average interest rate at December 31st of 28%, and $43.2 million was borrowed principally by other international subsidiaries at a weighted average interest rate at December 31st of 5.5%.

     During 2001, the company issued $400 million of 8 1/8% senior notes due 2006 and $150 million of 7 1/4% senior notes due 2005. In 2001, the company also completed a cash tender offer for $319.2 million principal amount of its 11 3/4% senior notes due 2004 and redeemed, at a premium, the remaining $15.0 million outstanding principal amount of such notes. As a result of these actions, the company recorded an extraordinary after-tax charge of $17.2 million, net of $9.3 million tax benefit, or $.05 per share, for the premium paid, unamortized debt-related expenses and transaction costs.

     In 2000, the company redeemed all of its $399.5 million outstanding 12% senior notes due 2003 at the stated redemption price of 106% of principal. As a result, the company recorded an extraordinary charge of $19.8 million, net of $10.7 million of income tax benefits, or $.06 per diluted share, for the call premium and unamortized debt expense.

     The company has a $450 million credit agreement that expires in March 2004. As of December 31, 2002, there were no borrowings under this facility. Borrowings under the agreement bear interest based on the then-current LIBOR or prime rates and the company's credit rating. The credit agreement contains financial and other covenants, including maintenance of certain financial ratios, a minimum level of net worth and limitations on certain types of transactions, which could reduce the amount the company is able to borrow. Events of default under the credit agreement include failure to perform covenants, material adverse change, change of control and default under other debt aggregating at least $25 million. If an event of default were to occur under the credit agreement, the lenders would be entitled to declare all amounts borrowed under it immediately due and payable. The occurrence of an event of default under the credit agreement could also cause the acceleration of obligations under certain other agreements and the termination of the company's U.S. trade accounts receivable facility. In addition, the company and certain international subsidiaries have access to certain uncommitted lines of credit from various banks. At December 31, 2002, the company has met all covenants and conditions under its various lending and funding agreements.

10 OTHER ACCRUED LIABILITIES

Other accrued liabilities (current) comprise the following:

December 31 (Millions)                    2002         2001
--------------------------------------------------------------
Customers' deposits and
 prepayments                           $    347.8   $    333.8
Deferred revenue                            246.6        227.8
Payrolls and commissions                    240.5        176.9
Accrued vacations                           113.1        109.3
Taxes other than income taxes                74.5         75.5
Restructuring*                               65.8        134.8
Other                                       253.1        244.8
                                       -----------------------
Total other accrued liabilities        $  1,341.4   $  1,302.9
--------------------------------------------------------------

*At December 31, 2002 and 2001, an additional $12.6 million and $35.2 million, respectively, was reported in other long-term liabilities on the consolidated balance sheet.

11 PRODUCT WARRANTY

For equipment manufactured by the company, the company warrants that it will substantially conform to relevant published specifications for twelve months after shipment to the customer. The company will repair or replace, at its option and expense, items of equipment that do not meet this warranty. For company software, the company warrants that it will conform substantially to then-current published functional specifications for ninety days from customer's receipt. The company will provide a workaround or correction for material errors in its software that prevents its use in a production environment.

     The company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time revenue is recognized. Factors that affect the company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. The company quarterly assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Presented below is a reconciliation of the aggregate product warranty liability:

Year ended December 31 (Millions)                      2002
--------------------------------------------------------------
Balance at December 31, 2001                        $     16.1
Accruals for warranties issued
 during the period                                        16.4
Settlements made during the period                       (15.2)
Changes in liability for pre-existing warranties
 during the period, including expirations                  1.9
                                                    ----------
Balance at December 31, 2002                        $     19.2
--------------------------------------------------------------

12 RENTAL EXPENSE AND COMMITMENTS

Rental expense, less income from subleases, for 2002, 2001 and 2000 was $159.0 million, $161.6 million and $146.0 million, respectively.

     Minimum net rental commitments under noncancelable operating leases outstanding at December 31, 2002, substantially all of which relate to real properties, were as follows: 2003, $135.7; 2004, $99.1; 2005, $72.8; 2006,
$56.8; 2007, $46.5; and $170.1 million thereafter. Such rental commitments have been reduced by minimum sublease rentals of $124.5 million, due in the future under noncancelable subleases.

     Rental expense for 2002, 2001 and 2000 includes approximately $1.0 million, $2.0 million and $2.2 million, respectively, under a facility lease that expires in March 2005. The owner of the property is a special-purpose entity in which unrelated third parties made and have maintained an equity capital investment. The company has no debt or equity interest in this entity. At December 31, 2002 and 2001, the company did not consolidate this entity. Effective July 1, 2003, in accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," the company will be required to consolidate this entity. Assets and debt are expected to increase by approximately $33 million; however, the change in the company's results of operations is expected to be immaterial. The company has the option to purchase the facility at any time during the lease term for approximately $33 million. At the end of the lease term, the company has agreed to either purchase the facility or remarket it to a third party on behalf of the owner. If the sales price is less than $33 million, the company is obligated to make up the lesser of the shortfall or $28 million. At December 31, 2002, the fair value of the property exceeded $33 million. The lease contains a number of financial covenants and other provisions.

     At December 31, 2002, the company was in compliance with all of these covenants and provisions. At December 31, 2002, the company had outstanding standby letters of credit and surety bonds of approximately $340 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material.

13 FINANCIAL INSTRUMENTS

Due to its foreign operations, the company is exposed to the effects of foreign currency exchange rate fluctuations on the U.S. dollar. The company uses derivative financial instruments to manage its exposure to market risks from changes in foreign currency exchange rates. The derivative instruments used are foreign exchange forward contracts and foreign exchange options.

     Certain of the company's qualifying derivative financial instruments have been designated as cash flow hedging instruments. Such instruments are used to manage the company's currency exchange rate risks for forecasted transactions involving intercompany sales and royalties and third-party royalty receipts. For the forecasted intercompany transactions, the company generally enters into derivative financial instruments for a six-month period by initially purchasing a three-month foreign exchange option, which, at expiration, is replaced with a three-month foreign exchange forward contract. For forecasted third-party royalty receipts, which are principally denominated in Japanese yen, the company generally purchases twelve-month foreign exchange forward contracts.

     The company recognizes the fair value of its cash flow hedge derivatives as either assets or liabilities in its balance sheet. Changes in the fair value related to the effective portion of such derivatives are recognized in other comprehensive income until the hedged item is recognized in earnings, at which point the accumulated gain or loss is reclassified out of other comprehensive income and into earnings. The ineffective portion of such derivative's change in fair value is immediately recognized in earnings. The amount of ineffectiveness recognized in earnings during the years ended December 31, 2002 and 2001, related to cash flow hedge derivatives for third-party royalties was a gain of approximately $1.7 million and $4.2 million, respectively. The ineffective amount related to cash flow hedge derivatives for intercompany transactions was immaterial. Both the amounts reclassified out of other comprehensive income and into earnings and the ineffectiveness recognized in earnings related to cash flow hedge derivatives for forecasted intercompany transactions are recognized in cost of revenue, and in revenue for forecasted third-party royalties. Substantially all of the accumulated income and loss in other comprehensive income related to cash flow hedges at December 31, 2002, is expected to be reclassified into earnings within the next twelve months.

     When a cash flow hedge is discontinued because it is probable that the original forcasted transaction will not occur by the end of the original specified time period, the company is required to reclassify any gains or losses out of other comprehensive income and into earnings. The amount of such reclassifications during the years ended December 31, 2002 and 2001, was immaterial.

     In addition to the cash flow hedge derivatives mentioned above, the company enters into foreign exchange forward contracts that have not been designated as hedging instruments. Such contracts generally have maturities of one month and are used by the company to manage its exposure to changes in foreign currency exchange rates principally on intercompany accounts. The fair value of such instruments is recognized as either assets or liabilities in the company's balance sheet, and changes in the fair value are recognized immediately in earnings in other income (expense), net in the company's statement of income.

     During the years ended December 31, 2002, 2001 and 2000, the company recognized foreign exchange transaction gains or (losses) in other income (expense), net in its statement of income of $(1.2) million, $21.4 million and $(2.3) million, respectively.

     In 1999, the company entered into interest rate swaps and currency swaps for euros and Japanese yen. The currency swaps were designated as hedges of the foreign currency exposure on the company's net investments in foreign subsidiaries and equity investments. The currency effects of these hedges were reported in accumulated other comprehensive income (loss), thereby offsetting a portion of the foreign currency translation of net assets. The difference between receipts of a U.S. fixed rate of interest and payments of a foreign currency denominated floating rate was reported in interest expense. In 2000, the company terminated these swaps, and as a result received net cash of $18.5 million and recognized a pretax loss of $2.7 million. Under the swaps, the company recognized an interest expense benefit of approximately $16 million in 2000.

     Financial instruments also include temporary cash investments and customer accounts receivable. Temporary investments are placed with creditworthy financial institutions, primarily in oversecuritized treasury repurchase agreements, Eurotime deposits, or commercial paper of major corporations. At December 31, 2002, the company's cash equivalents principally have maturities of less than one month. Due to the short maturities of these instruments, they are carried on the balance sheet at cost plus accrued interest, which approximates market value. Realized gains or losses during 2002 and 2001, as well as unrealized gains or losses at December 31, 2002, were immaterial. Receivables are due from a large number of customers that are dispersed worldwide across many industries. At December 31, 2002 and 2001, the company had no significant concentrations of credit risk. The carrying amount of cash and cash equivalents, notes payable and long-term debt approximates fair value.

14 LITIGATION

There are various lawsuits, claims and proceedings that have been brought or asserted against the company. Although the ultimate results of these lawsuits, claims and proceedings are not currently determinable, management does not expect that these matters will have a material adverse effect on the company's consolidated financial position, consolidated results of operations, or liquidity.

15 SEGMENT INFORMATION

The company has two business segments: Services and Technology. The products and services of each segment are marketed throughout the world to commercial businesses and governments. Revenue classifications by segment are as follows:
Services - systems integration, outsourcing, infrastructure services, and core maintenance; Technology - enterprise-class servers and specialized technologies.

     The accounting policies of each business segment are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are priced as if the sales or transfers were to third parties. Accordingly, the Technology segment recognizes intersegment revenue and manufacturing profit on hardware and software shipments to customers under Services contracts. The Services segment, in turn, recognizes customer revenue and marketing profit on such shipments of company hardware and software to customers. The Services segment also includes the sale of hardware and software products sourced from third parties that are sold to customers through the company's Services channels. In the company's consolidated statements of income, the manufacturing costs of products sourced from the Technology segment and sold to Services customers are reported in cost of revenue for Services. Also included in the Technology segment's sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services engagements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2002, 2001 and 2000, was $19.2 million, $21.8 million and $23.6 million, respectively. The profit on these transactions is eliminated in Corporate. The company evaluates business segment performance on operating income exclusive of restructuring charges and unusual and nonrecurring items, which are included in Corporate. All corporate and centrally incurred costs are allocated to the business segments based principally on revenue, employees, square footage or usage.

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

     No single customer accounts for more than 10% of revenue. Revenue from various agencies of the U.S. Government, which is reported in both business segments, approximated $579 million, $623 million and $689 million in 2002, 2001 and 2000, respectively.

     A summary of the company's operations by business segment for 2002, 2001 and 2000 is presented below:

(Millions)                  Total      Corporate     Services    Technology
---------------------------------------------------------------------------
2002
-------
Customer revenue          $  5,607.4                $  4,285.1   $  1,322.3
Intersegment                           $   (331.9)        38.8        293.1
                          -------------------------------------------------
Total revenue             $  5,607.4   $   (331.9)  $  4,323.9   $  1,615.4
                          -------------------------------------------------
Operating income
 (loss)                   $    423.2   $    (21.4)  $    256.0   $    188.6
Depreciation and
 amortization                  297.8                     167.2        130.6
Total assets                 4,981.4      1,995.3      2,002.0        984.1
Investments at
 equity                        111.8          1.1                     110.7
Capital expenditures
 for properties                196.2         15.3        142.4         38.5

2001
-------
Customer revenue          $  6,018.1                $  4,444.6   $  1,573.5
Intersegment                           $   (363.4)        73.8        289.6
                          -------------------------------------------------
Total revenue             $  6,018.1   $   (363.4)  $  4,518.4   $  1,863.1
                          -------------------------------------------------
Operating income
 (loss)                   $     (4.5)  $   (315.7)  $     94.7   $    216.5
Depreciation and
 amortization                  318.0                     155.1        162.9
Total assets                 5,769.1      2,617.6      2,009.3      1,142.2
Investments at
 equity                        212.3          1.8                     210.5
Capital expenditures
 for properties                199.4         28.9        113.8         56.7

2000
-------
Customer revenue          $  6,885.0                $  4,741.6   $  2,143.4
Intersegment                           $   (437.2)        46.6        390.6
                          -------------------------------------------------
Total revenue             $  6,885.0   $   (437.2)  $  4,788.2   $  2,534.0
                          -------------------------------------------------
Operating income
 (loss)                   $    426.8   $   (103.3)  $     81.4   $    448.7
Depreciation and
 amortization                  285.6                     129.4        156.2
Total assets                 5,713.3      2,434.4      1,989.0      1,289.9
Investments at
 equity                        225.8          1.7                     224.1
Capital expenditures
 for properties                198.3         21.4        111.9         65.0
---------------------------------------------------------------------------

     Presented below is a reconciliation of total business segment operating income to consolidated income (loss) before income taxes:

Year ended December 31
(Millions)                                2002         2001         2000
---------------------------------------------------------------------------
Total segment operating
 income                                $    444.6   $    311.2   $    530.1
Interest expense                            (66.5)       (70.0)       (79.8)
Other income (expense), net                 (23.9)        28.0         32.0
Corporate and eliminations                  (21.4)       (39.4)        24.3
Fourth-quarter charges                                  (276.3)      (127.6)
                                       ------------------------------------
  Total income (loss) before
    income taxes                       $    332.8   $    (46.5)  $    379.0
---------------------------------------------------------------------------

     Presented below is a reconciliation of total business segment assets to consolidated assets:

December 31 (Millions)                     2002        2001         2000
---------------------------------------------------------------------------
Total segment assets                   $  2,986.1   $  3,151.5   $  3,278.9
Cash and cash equivalents                   301.8        325.9        378.0
Prepaid pension assets                                 1,221.0      1,063.0
Deferred income taxes                     1,787.3      1,090.4      1,044.2
Elimination for sale of
 receivables                               (273.5)      (191.8)      (279.1)
Other corporate assets                      179.7        172.1        228.3
                                       ------------------------------------
  Total assets                         $  4,981.4   $  5,769.1   $  5,713.3
---------------------------------------------------------------------------

     Customer revenue by classes of similar products or services, by segment, is presented below:

Year ended December 31
(Millions)                                2002         2001         2000
---------------------------------------------------------------------------
Services
  Systems integration                  $  1,455.6   $  1,465.3   $  1,599.0
  Outsourcing                             1,441.2      1,302.3      1,193.1
  Infrastructure services                   831.7      1,094.9      1,326.3
  Core maintenance                          556.6        582.1        623.2
                                       ------------------------------------
                                          4,285.1      4,444.6      4,741.6
Technology
  Enterprise-class servers                  955.9      1,048.5      1,424.4
  Specialized technologies                  366.4        525.0        719.0
                                       ------------------------------------
                                          1,322.3      1,573.5      2,143.4
                                       ------------------------------------
Total                                  $  5,607.4   $  6,108.1   $  6,885.0
---------------------------------------------------------------------------

     Geographic information about the company's revenue, which is principally based on location of the selling organization, and properties, is presented below:

(Millions)                                2002         2001         2000
---------------------------------------------------------------------------
Revenue
  United States                        $  2,500.7   $  2,595.3   $  2,875.5
  United Kingdom                            749.3        823.9        762.9
  Other foreign                           2,357.4      2,598.9      3,246.6
                                       ------------------------------------
    Total                              $  5,607.4   $  6,018.1   $  6,885.0
                                       ------------------------------------
  Properties, net
  United States                        $    315.4   $    345.9   $    334.0
  United Kingdom                            164.6         75.5         52.6
  Other foreign                             129.8        128.2        123.3
                                       ------------------------------------
    Total                              $    609.8   $    549.6   $    509.9
---------------------------------------------------------------------------

16 EMPLOYEE PLANS

Stock plans. Under the company's plans, stock options, stock appreciation rights, restricted stock, and restricted stock units may be granted to officers, directors and other key employees.

     Options have been granted to purchase the company's common stock at an exercise price equal to or greater than the fair market value at the date of grant. Options generally have a maximum duration of ten years and become exercisable in annual installments over a four-year period following date of grant.

     Restricted stock and restricted stock units have been granted and are subject to forfeiture until the expiration of a specified period of service commencing on the date of grant. Compensation expense resulting from the awards is charged to income ratably from the date of grant until the date the restrictions lapse and is based on fair market value at the date of grant. During the years ended December 31, 2002, 2001 and 2000, $.2 million, $.6 million and $1.0 million was charged to income, respectively.

     The company has a worldwide Employee Stock Purchase Plan ("ESPP"), which enables substantially all regular employees to purchase shares of the company's common stock through payroll deductions of up to 10% of eligible pay. The price the employee pays is 85% of the market price at the beginning or end of a calendar quarter, whichever is lower. During the years ended December 31, 2002, 2001 and 2000, employees purchased newly issued shares from the company for $24.1 million, $28.8 million and $37.3 million, respectively.

     U.S. employees are eligible to participate in an employee savings plan. Under this plan, employees may contribute a percentage of their pay for investment in various investment alternatives. Company matching contributions of 2% of pay are made in the form of newly issued shares of company common stock. The charge to income related to the company match for the years ended December 31, 2002, 2001 and 2000, was $17.9 million, $18.0 million and $19.1 million, respectively.

     The company applies APB Opinion 25 for its stock plans and the disclosure-only option under SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense is recognized for stock options granted and for common stock purchases under the ESPP.

     The fair value of stock options is estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rates of 4.44%, 5.08% and 6.84%, volatility factors of the expected market price of the company's common stock of 55%, a weighted average expected life of the options of five years and no dividends.

     A summary of the status of stock option activity follows:

Year ended December 31
(Shares in thousands)                          2002                          2001                          2000
--------------------------------------------------------------------------------------------------------------------------
                                                 Weighted Avg.                 Weighted Avg.                 Weighted Avg.
                                     Shares     Exercise Price     Shares     Exercise Price     Shares     Exercise Price
                                   ---------------------------------------------------------------------------------------
Outstanding at
 beginning of year                     28,653   $        22.56       22,085   $        24.44       19,158   $        19.74
Granted                                13,873            14.39        9,122            17.75        7,667            33.36
Exercised                                (647)            7.68         (697)            6.91       (1,455)            9.58
Forfeited and expired                  (2,989)           29.18       (1,857)           27.07       (3,285)           24.41
                                   ---------------------------------------------------------------------------------------
Outstanding at end of year             38,890            19.73       28,653            22.56       22,085            24.44
                                   ---------------------------------------------------------------------------------------
Exercisable at end of year             15,570            21.94       11,709            19.90        7,946            15.72
                                   ---------------------------------------------------------------------------------------
Shares available for granting
 options at end of year                12,449                         2,477                         4,008
                                   ---------------------------------------------------------------------------------------
Weighted average fair value
 of options granted during
 the year                                       $         5.95                $         9.80                $        18.76
--------------------------------------------------------------------------------------------------------------------------

December 31, 2002
(Shares in thousands)                                     Outstanding                   Exercisable
---------------------------------------------------------------------------------------------------------
Exercise                                          Average       Average                       Average
Price Range                          Shares       Life *     Exercise Price     Shares     Exercise Price
---------------------------------------------------------------------------------------------------------
$ 5.75-11.79                            5,883         5.35   $         8.68        4,277   $         8.65
$11.79-12.11                            9,631         8.88            12.10          282            12.00
$12.11-18.57                            7,781         8.20            18.03        1,843            18.25
$18.57-30.19                            9,801         6.68            26.66        6,265            26.83
$30.19-51.73                            5,794         6.89            34.21        2,903            34.27
                                   ----------------------------------------------------------------------
Total                                  38,890         7.36            19.73       15,570            21.94
---------------------------------------------------------------------------------------------------------

* Average contractual remaining life in years.

RETIREMENT BENEFITS

Retirement plans funded status and amounts recognized in the company's consolidated balance sheet at December 31, 2002 and 2001, follow:

                                                        U.S. Plans            International Plans
                                                  -----------------------   -----------------------
December 31 (Millions)                               2002         2001          2002        2001
---------------------------------------------------------------------------------------------------
Change in benefit obligation
  Benefit obligation at beginning of year         $  3,869.0   $  3,559.0   $    947.0   $    757.1
  Service cost                                          36.0         35.2         27.6         22.3
  Interest cost                                        278.9        273.7         64.3         55.1
  Plan participants' contributions                                                 7.2          8.2
  Plan amendments                                      (74.0)        59.6          1.2          4.0
  Actuarial loss                                       319.1        217.8        117.3         45.9
  Benefits paid                                       (305.1)      (276.3)       (49.7)       (38.4)
  Effect of settlements/curtailments                                               2.6          1.8
  Foreign currency translation adjustments                                       152.1         10.1
  Other*                                                                          48.2         80.9
                                                  -------------------------------------------------
  Benefit obligation at end of year               $  4,123.9   $  3,869.0   $  1,317.8   $    947.0
---------------------------------------------------------------------------------------------------
Change in plan assets
  Fair value of plan assets at beginning of year  $  4,300.1   $  4,951.3   $    914.9   $    847.9
  Actual return on plan assets                        (428.2)      (381.4)      (111.6)       (46.2)
  Employer contribution                                  7.6          6.5         34.6         26.0
  Plan participants' contributions                                                 7.2          8.2
  Benefits paid                                       (305.1)      (276.3)       (49.7)       (38.4)
  Foreign currency translation adjustments                                       126.2         15.0
  Other*                                                                          53.0        102.4
                                                  -------------------------------------------------
  Fair value of plan assets at end of year        $  3,574.4   $  4,300.1   $    974.6   $    914.9
---------------------------------------------------------------------------------------------------
Funded status                                     $   (549.5)  $    431.1   $   (343.2)  $    (32.1)
  Unrecognized net actuarial loss                    1,865.9        660.4        514.6        152.0
  Unrecognized prior service (benefit) cost            (74.4)        (6.3)         6.8          5.8
                                                  -------------------------------------------------
  Net amount recognized                           $  1,242.0   $  1,085.2   $    178.2   $    125.7
---------------------------------------------------------------------------------------------------
Amounts recognized in the consolidated balance
 sheet consist of:
  Prepaid pension cost                            $        -   $  1,085.2   $        -   $    135.8
  Intangible asset                                                                 6.8
  Accrued pension liability                           (547.1)                   (180.6)       (10.1)
  Accumulated other comprehensive loss**             1,789.1                     352.0
                                                  -------------------------------------------------
                                                  $  1,242.0   $  1,085.2   $    178.2   $    125.7
---------------------------------------------------------------------------------------------------

* Represents amounts of pension assets and liabilities assumed by the company at the inception of certain outsourcing contracts related to the customers' employees hired by the company.
** In addition to amounts recognized in other comprehensive loss relating to company pension plans, the company recorded $80.4 million in other comprehensive loss related to its share of NUL's minimum pension liability adjustment.

     The projected benefit obligations,
accumulated benefit obligations and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets was as follows (in millions of dollars): $5,441.7 million,
$5,270.6 million and $4,549.0 million at December 31, 2002, and $181.0 million,
$171.3 million and $93.3 million at
December 31, 2001.

Net periodic pension cost for 2002, 2001 and 2000 includes the following components:

                                                               U.S. Plans                        International Plans
                                                  ------------------------------------   ------------------------------------
Year ended December 31 (Millions)                    2002         2001         2000         2002         2001         2000
-----------------------------------------------------------------------------------------------------------------------------
Service cost                                      $     36.0   $     35.2   $     37.4   $     27.6   $     22.3   $     18.7
Interest cost                                          278.9        273.7        263.5         64.3         55.1         49.9
Expected return on plan assets                        (459.8)      (476.2)      (440.3)       (91.4)       (79.4)       (67.3)
Amortization of prior service (benefit) cost            (5.6)        (5.5)        (5.9)          .8           .9           .9
Amortization of asset or liability at adoption                                      .8                        .3           .3
Recognized net actuarial loss (gain)                     1.7          1.2          1.1          2.6         (1.0)          .5
Settlement/curtailment (gain) loss                       (.4)                                   1.8          3.4          1.4
                                                  ---------------------------------------------------------------------------
Net periodic pension (income) cost                $   (149.2)  $   (171.6)  $   (143.4)  $      5.7   $      1.6   $      4.4
-----------------------------------------------------------------------------------------------------------------------------

Weighted-average assumptions as of December 31
 were as follows:
Discount rate                                           6.75%        7.50%        8.00%        5.86%        6.25%        6.57%
Rate of compensation increase                           5.40%        5.40%        5.40%        3.80%        3.80%        3.77%
Expected long-term rate of return on assets             9.50%       10.00%       10.00%        8.20%        8.54%        8.51%
-----------------------------------------------------------------------------------------------------------------------------

* For 2003, the company has assumed that the expected long-term rate of return on plan assets for its U.S. defined benefit pension plan will be 8.75%.

OTHER POSTRETIREMENT BENEFITS

A reconciliation of the benefit obligation, fair value of the plan assets and the funded status of the postretirement medical plan at December 31, 2002 and 2001, follow:

December 31 (Millions)                               2002         2001
-------------------------------------------------------------------------
Change in benefit obligation
  Benefit obligation at beginning of year         $    220.1   $    219.1
  Interest cost                                         14.7         15.2
  Plan participants' contributions                      30.7         27.8
  Actuarial loss                                        17.5         10.9
  Benefits paid                                        (55.6)       (52.9)
                                                  -----------------------
Benefit obligation at end of year                 $    227.4   $    220.1
                                                  -----------------------
Change in plan assets
  Fair value of plan assets at beginning
   of year                                        $     13.4   $     13.3
  Actual return on plan assets                           1.1          1.0
  Employer contributions                                22.3         24.2
  Plan participants' contributions                      30.7         27.8
  Benefits paid                                        (55.6)       (52.9)
                                                  -----------------------
Fair value of plan assets at end of year          $     11.9   $     13.4
                                                  -----------------------
Funded status                                     $   (215.5)  $   (206.7)
Unrecognized net actuarial loss                         40.7         26.2
Unrecognized prior service benefit                      (7.9)        (9.9)
                                                  -----------------------
Accrued benefit cost                              $   (182.7)  $   (190.4)
-------------------------------------------------------------------------

     Net periodic postretirement benefit cost for 2002, 2001 and 2000, follows:

Year ended December 31 (Millions)       2002         2001         2000
-------------------------------------------------------------------------
Interest cost                        $     14.7   $     15.2   $     14.9
Amortization of prior
 service benefit                           (2.0)        (2.0)        (2.0)
Recognized net actuarial loss               1.9          1.3           .4
                                     ------------------------------------
Net periodic benefit cost            $     14.6   $     14.5   $     13.3
-------------------------------------------------------------------------
Weighted-average assumptions
 as of December 31 were as
 follows:
Discount rate                              7.00%        7.40%        7.70%
Expected return on plan assets             8.00%        8.00%        8.00%
-------------------------------------------------------------------------

     The assumed health care cost trend rate used in measuring the expected cost of benefits covered by the plan is 10.5% for 2003, gradually declining to 5.5% in 2008 and thereafter. A one-percentage-point increase (decrease) in the assumed health care cost trend rate would increase (decrease) the accumulated postretirement benefit obligation at December 31, 2002, by $10.4 million and $(10.6) million, respectively, and increase (decrease) the interest cost component of net periodic postretirement benefit cost for 2002 by $.7 million and $(.7) million, respectively.

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

     At December 31, 2002, 67.4 million shares of unissued common stock of the company were reserved principally for stock options and for stock purchase and savings plans.

     Comprehensive income (loss) for the three years ended December 31, 2002, includes the following components:

Year ended
December 31 (Millions)                  2002         2001         2000
-------------------------------------------------------------------------
Net income (loss)                    $    223.0   $    (67.1)  $    225.0
                                     ------------------------------------
Other comprehensive
 income (loss)
   Cumulative effect of change
    in accounting principle
    (SFAS No. 133), net of tax
    of $1.8                                              3.3
   Cash flow hedges
    Income (loss), net of tax of
     $(4.3) and $5.1                       (7.9)         9.7
    Reclassification adjustments,
     net of tax of $1.2 and $(4.6)          2.0         (8.6)
   Foreign currency translation
    adjustments, net of tax of $-,
    $- and $19.0                          (33.8)       (67.5)       (73.3)
   Minimum pension liability,
    net of tax of $731.2               (1,490.4)
                                     ------------------------------------
Total other comprehensive
 income (loss)                         (1,530.1)       (63.1)       (73.3)
                                     ------------------------------------
Comprehensive income (loss)          $ (1,307.1)  $   (130.2)  $    151.7
-------------------------------------------------------------------------

     Accumulated other comprehensive income (loss) as of December 31, 2002, 2001 and 2000, is as follows (in millions of dollars):

                                                                     Minimum
                                         Translation   Cash Flow     Pension
                              Total      Adjustments     Hedges     Liability
------------------------------------------------------------------------------
Balance at
  December 31, 1999        $   (570.4)  $     (570.4)  $        -   $        -
  Change during period          (73.3)         (73.3)
                           ---------------------------------------------------
Balance at
  December 31, 2000            (643.7)        (643.7)           -            -
  Change during period          (63.1)         (67.5)         4.4
                           ---------------------------------------------------
Balance at
  December 31, 2001            (706.8)        (711.2)         4.4            -
  Change during period       (1,530.1)         (33.8)        (5.9)    (1,490.4)
                           ---------------------------------------------------
Balance at
  December 31, 2002        $ (2,236.9)  $     (745.0)  $     (1.5)  $ (1,490.4)
------------------------------------------------------------------------------

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

     The Board of Directors, through its Audit Committee, which is composed entirely of outside directors, oversees management's responsibilities in the preparation of the financial statements and selects the independent auditors, subject to stockholder ratification. The Audit Committee meets regularly with the independent auditors, representatives of management, and the internal auditors to review the activities of each and to assure that each is properly discharging its responsibilities. To ensure complete independence, the internal auditors and representatives of Ernst & Young LLP have full access to meet with the Audit Committee, with or without management representatives present, to discuss the results of their audits and their observations on the adequacy of internal controls and the quality of financial reporting.

/s/ Lawrence A. Weinbach          /s/ Janet Brutschea Haugen

Lawrence A. Weinbach              Janet Brutschea Haugen
Chairman, President,              Senior Vice President
and Chief Executive Officer       and Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Unisys Corporation

     We have audited the accompanying consolidated balance sheets of Unisys Corporation as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of Unisys Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unisys Corporation at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 3 to the consolidated financial statements, in 2002 Unisys Corporation adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which resulted in Unisys Corporation changing the method of accounting for goodwill.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
January 21, 2003

UNISYS CORPORATION

Supplemental Financial Data (Unaudited)

QUARTERLY FINANCIAL INFORMATION

                                              First        Second         Third       Fourth
(Millions, except per share data)            Quarter      Quarter        Quarter      Quarter       Year
-----------------------------------------------------------------------------------------------------------
2002
Revenue                                    $  1,362.5   $    1,359.8   $  1,332.3   $  1,552.8   $  5,607.4
Gross profit                                    389.3          404.5        403.0        491.7      1,688.5
Income before income taxes                       48.9           62.9         88.1        132.9        332.8
Net income                                       32.7           42.2         59.0         89.1        223.0
Earnings per share - basic                        .10            .13          .18          .27          .69
                   - diluted                      .10            .13          .18          .27          .69
Market price per share - high                   13.74          13.84         9.67        11.49        13.84
                       - low                    10.78           8.30         6.39         5.92         5.92
-----------------------------------------------------------------------------------------------------------

2001
Revenue                                    $  1,623.8   $    1,461.4   $  1,376.0   $  1,556.9   $  6,018.1
Gross profit                                    427.6          397.4        379.9        278.4      1,483.3
Income (loss) before income taxes               103.4           43.9         31.2       (225.0)       (46.5)
Income (loss) before extraordinary item          69.3           29.3         20.9       (169.4)       (49.9)
Net income (loss)                                69.3           12.1         20.9       (169.4)       (67.1)
Earnings (loss) per share - basic
  Before extraordinary item                       .22            .09          .07         (.53)        (.16)
  Extraordinary item                                            (.05)                                  (.05)
                                     ----------------------------------------------------------------------
  Total                                           .22            .04          .07         (.53)        (.21)
                                     ----------------------------------------------------------------------
Earnings (loss) per share - diluted
  Before extraordinary item                       .22            .09          .07         (.53)        (.16)
  Extraordinary item                                            (.05)                                  (.05)
                                     ----------------------------------------------------------------------
  Total                                           .22            .04          .07         (.53)        (.21)
                                     ----------------------------------------------------------------------
Market price per share - high                   19.70          15.00        14.47        13.45        19.70
                       - low                    12.69          11.15         7.70         7.95         7.70
-----------------------------------------------------------------------------------------------------------

In the fourth quarter of 2001, the company recognized pretax restructuring and related charges of $276.3 million, or $.64 per share. Excluding these items, earnings per share before extraordinary items for 2001 was $.48. See Note 4 of the Notes to Consolidated Financial Statements.

The individual quarterly per-share amounts may not total to the per-share amount for the full year because of accounting rules governing the computation of earnings per share.

Market prices per share are as quoted on the New York Stock Exchange composite listing.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Millions, except per share data)             2002       2001/(1)/    2000/(1)/      1999         1998
---------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Revenue                                    $  5,607.4   $  6,018.1   $  6,885.0   $  7,544.6   $  7,243.9
Operating income (loss)                         423.2         (4.5)       426.8        960.7        799.0
Income (loss) before income taxes               332.8        (46.5)       379.0        770.3        594.2
Income (loss) before extraordinary items        223.0        (49.9)       244.8        522.8        376.4
Net income (loss)                               223.0        (67.1)       225.0        510.7        376.4
Dividends on preferred shares                                                           36.7        106.5
Earnings (loss) on common shares                223.0        (67.1)       225.0        474.0        269.9
Earnings (loss) per common share before
 extraordinary items
   Basic                                          .69         (.16)         .78         1.69         1.07
   Diluted                                        .69         (.16)         .77         1.63         1.01
FINANCIAL POSITION
Working capital (deficit)                  $   (238.5)  $   (109.4)  $    (54.1)  $    268.3   $    288.9
Total assets                                  4,981.4      5,769.1      5,713.3      5,885.0      5,608.2
Long-term debt                                  748.0        745.0        536.3        950.2      1,106.7
Common stockholders' equity                     856.0      2,112.7      2,186.1      1,953.3         90.9
Common stockholders' equity per share            2.62         6.59         6.93         6.29          .35
OTHER DATA
Research and development                   $    273.3   $    331.5   $    333.6   $    339.4   $    308.3
Capital additions of properties                 196.2        199.4        198.3        219.6        209.1
Investment in marketable software               139.9        136.8        152.4        122.8        100.3
Depreciation and amortization of properties     154.5        140.2        135.6        134.5        141.8
Amortization
   Marketable software                          121.0        145.5        115.5        110.9        112.3
   Deferred outsourcing contract costs           22.3         15.8         12.7         13.9          9.1
   Goodwill                                                   16.5         21.8         21.7         18.2
Common shares outstanding (millions)            326.2        320.6        315.4        310.6        258.2
Stockholders of record (thousands)               27.3         28.4         29.7         32.8         28.6
Employees (thousands)                            36.4         38.9         36.9         35.8         33.5
---------------------------------------------------------------------------------------------------------

/(1)/ Includes special pretax charges of $276.3 million and $127.6 million for the years ended December 31, 2001 and 2000, respectively.