Form 10-K, Exhibit 13
period 2003-12-31
UNISYS CORP
filed 2004-02-18
CIK 746838

UNISYS CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

In recent years the company has undertaken a major repositioning of its business model, its portfolio and its employee skills set to strengthen its capabilities as a services-led solutions provider. The objective of this repositioning is to capitalize on emerging growth opportunities in the information technology (“IT”) services market and deliver consistent, profitable growth for its stockholders.

Recognizing the growing need in the marketplace for IT services and solutions that help clients reduce costs and enhance their competitiveness, the company has pursued services opportunities in business process outsourcing, systems integration and consulting, enterprise security, and other service areas. The company has grown its base of long-term outsourcing contracts that provide a reliable base of annuity revenue over multiple years. Through recruiting and training efforts, the company has strengthened its skills and capabilities in systems integration and consulting to capture higher-margin business opportunities in focused vertical industries. The company has also strengthened its capabilities in enterprise security to capitalize on the growing need by organizations to enhance their security profile against physical and electronic threats. In its technology business, the company has focused on high-end enterprise server technology that offers attractive margins, while de-emphasizing low-end products where margins have been under pressure due to technology commoditization. Across all of these areas, management has focused on improving its margins by pursuing value-added business and by tightly controlling costs.

These efforts have enabled the company to deliver consistent financial results during a highly volatile period for the IT industry overall. In 2003 the company reported strong growth in net income and earnings per share, building on its profit growth in 2002. The company has achieved this earnings growth despite the impact of pension accounting, which has resulted in a significant decline in pension income in 2003 and 2002. The company’s focus on value-added business and tight cost control has also resulted in a substantial increase in operational cash flow in recent years. The company’s management has placed a strong emphasis on generating cash flow, which resulted in significant operating cash flow in 2003.

In 2004, the company plans to maintain its focus on the areas discussed above and continue to build its capabilities as a leading provider of value-added services and high-end server technology to the IT marketplace.

Results of operations

Company results

In 2003, the company reported net income of $258.7 million, or $.78 per diluted share, compared with $223.0 million, or $.69 per share in 2002, and a net loss of $67.1 million, or $.21 per share, in 2001. The results for 2001 include a fourth-quarter pretax charge of $276.3 million, or $.64 per share, principally for a work-force reduction. See Note 5 of the Notes to Consolidated Financial Statements.

Revenue for 2003 was $5.91 billion compared with $5.61 billion in 2002 and $6.02 billion in 2001. Revenue in 2003 increased 5% from the prior year. This increase was due to an increase of 9% in Services revenue offset in part by an 8% decline in Technology revenue. Foreign currency fluctuations had a 4% positive impact on revenue in 2003 compared with 2002. Revenue in 2002 decreased 7% from the prior year. The decrease was due to a decline in Technology revenue of 16% as well as a 4% decline in Services revenue. Foreign currency fluctuations had a negligible impact on revenue in 2002. Revenue from international operations in 2003, 2002 and 2001 was $3.15 billion, $3.11 billion and $3.42 billion, respectively. Revenue from U.S. operations was $2.76 billion in 2003, $2.50 billion in 2002 and $2.60 billion in 2001.

Total gross profit percent was 29.0% in 2003, 30.1% in 2002, and 24.6% in 2001. The decrease in gross profit percent in 2003 principally reflected a decline in pension income as described below. The increase in gross profit in 2002 from 2001 was principally due to the company’s focus on higher value-added business opportunities and continued tight cost controls, including the personnel reduction actions taken in 2001 and 2002.

Selling, general and administrative expenses were $1.01 billion in 2003 (17.0% of revenue), $.99 billion in 2002 (17.7% of revenue), and $1.16 billion in 2001 (19.2% of revenue). The increase in 2003 from 2002 was principally due to lower pension income and foreign currency translations, offset in part by continued tight cost controls. The decrease in 2002 from 2001, net of the impacts of the fourth-quarter charge in 2001, reflected the benefits of the personnel reduction actions announced in the fourth quarter of 2001 and continued tight cost controls.

Research and development (“R&D”) expenses in 2003 were $280.1 million compared with $273.3 million in 2002 and $331.5 million in 2001. The company continues to invest in high-end Cellular MultiProcessing (CMP) server technology and in key programs within its industry practices.

In 2003, the company reported operating income of $427.7 million, or 7.2% of revenue, compared with operating income of $423.2 million, or 7.5% of revenue in 2002 and an operating loss of $4.5 million in 2001.

Interest expense was $69.6 million in 2003, $66.5 million in 2002 and $70.0 million in 2001. The increase in 2003 was due to higher average borrowings. The decline in 2002 was principally due to lower average borrowings and lower average interest rates.

Other income (expense), net, which can vary from year to year, was income of $22.4 million in 2003, an expense of $23.9 million in 2002 and income of $1.5 million in 2001. The difference in 2003 from 2002 was principally due to equity income of $18.3 million in 2003 compared with a loss of $12.4 million in 2002. Specifically, in 2003 the company recognized $12.2 million income related to its share of a subsidy recorded by Nihon Unisys, Ltd. (“NUL”) upon transfer of a portion of its pension plan obligation to the Japanese government. In 2002, the company recognized a charge of $21.8 million related to its share of an early retirement charge recorded by NUL. In addition in 2003, the company recorded $10.7 million of income related to minority investors’ share of losses of companies owned 51% by the company, compared with $.3 million in 2002. Partially offsetting these items were foreign exchange losses in 2003 of $11.3 million compared with losses in 2002 of $1.2 million. The lower other income (expense), net in 2002 from 2001 was principally due to foreign exchange losses of $1.2 million in 2002 compared with foreign exchange gains of $21.4 million in 2001 (principally due to Latin America), equity investment losses of $12.4 million in 2002 (principally due to the $21.8 million charge relating to the NUL early retirement charge discussed above) compared with equity income of $10.4 million in 2001. In addition, in 2001, the company recorded a charge of $26.5 million related to the early extinguishment of debt.

Pension income for 2003 was $22.6 million compared with $143.5 million in 2002 and $170.0 million in 2001. At the beginning of each year, accounting rules require that the company establish an expected long-term rate of return on its pension plan assets. The principal reason for the decline in pension income in 2003 was that, effective January 1, 2003, the company reduced its expected long-term rate of return on plan assets for its U.S. pension plan to 8.75% from 9.50%. In addition, the discount rate used for the U.S. pension plan declined to 6.75% at December 31, 2002, from 7.50% at December 31, 2001. The remaining reasons for the decline in pension income were lower expected return on U.S. plan assets due to asset declines and the company’s change as of January 1, 2003 to a cash balance plan in the U.S. Additionally for international plans, declines in discount rates, lower expected long-term rates of return on plan assets, and currency translation contributed to lower pension income. The principal reason for the decline in pension income in 2002 was that, effective January 1, 2002, the company reduced its expected long-term rate of return on plan assets for its U.S. pension plan to 9.5% from 10.0%. The company records pension income or expense, as well as other employee-related costs such as FICA and medical insurance costs, in operating income in the following income statement categories: cost of sales, selling, general and administrative expenses, and research and development expenses. The amount allocated to each line is based on where the salaries of the active employees are charged.

Income before income taxes in 2003 was $380.5 million compared with $332.8 million in 2002 and a loss of $73.0 million in 2001.

The provision for income taxes in 2003 was $121.8 million (32% effective tax rate) compared with $109.8 million (33% effective tax rate) in 2002 and $(5.9) million in 2001. It is expected that the effective tax rate will be 32% for 2004.

At December 31, 2003, the company owned approximately 28% of the voting common stock of NUL. The company accounts for this investment by the equity method. NUL is the exclusive supplier of the company’s hardware and software products in Japan. The company considers its investment in NUL to be of a long-term strategic nature. For the years ended December 31, 2003, 2002 and 2001, total direct and indirect sales to NUL were approximately $275 million, $270 million and $340 million, respectively.

At December 31, 2003, the market value of the company’s investment in NUL was approximately $258 million and the amount of this investment recorded on the company’s books was $152 million, which is net of $74 million relating to the company’s share of NUL’s minimum pension liability adjustment. The market value is determined by both the quoted price per share of NUL’s shares on the Tokyo stock exchange and the current exchange rate of the Japanese yen to the U.S. dollar. At any point in time, the company’s book value may be higher or lower than the market value. The company would reflect impairment in this investment only if the loss in value of the investment were deemed to be other than a temporary decline.

Segments results

The company has two business segments: Services and Technology. Revenue classifications by segment are as follows: Services – systems integration and consulting, outsourcing, infrastructure services and core maintenance; Technology – enterprise-class servers and specialized technologies. The accounting policies of each business segment are the same as those followed by the company as a whole. Intersegment sales and transfers are priced as if the sales or transfers were to third parties. Accordingly, the Technology segment recognizes intersegment revenue and manufacturing profit on hardware and software shipments to customers under Services contracts. The Services segment, in turn, recognizes customer revenue and marketing profit on such shipments of company hardware and software to customers. The Services segment also includes the sale of hardware and software products sourced from third parties that are sold to customers through the company’s Services channels. In the company’s consolidated statements of income, the manufacturing costs of products sourced from the Technology segment and sold to Services customers are reported in cost of revenue for Services.

Also included in the Technology segment’s sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services agreements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2003, 2002 and 2001, was $24.4 million, $19.2 million and $21.8 million, respectively. The profit on these transactions is eliminated in Corporate.

The company evaluates business segment performance on operating income exclusive of restructuring charges and unusual and nonrecurring items, which are included in Corporate. All other corporate and centrally incurred costs are allocated to the business segments based principally on revenue, employees, square footage or usage. See Note 16 of the Notes to Consolidated Financial Statements.

Information by business segment for 2003, 2002 and 2001 is presented below:

(Millions of dollars)	Total	Eliminations	Services	Technology
2003
Customer revenue	$5,911.2		$4,691.9	$1,219.3
Intersegment		$(319.8)	25.9	293.9

Total revenue	$5,911.2	$(319.8)	$4,717.8	$1,513.2

Gross profit percent	29.0%		20.2%	50.4%
Operating income percent	7.2%		5.0%	12.7%

2002
Customer revenue	$5,607.4		$4,285.1	$1,322.3
Intersegment		$(331.9)	38.8	293.1

Total revenue	$5,607.4	$(331.9)	$4,323.9	$1,615.4

Gross profit percent	30.1%		22.2%	46.5%
Operating income percent	7.5%		5.9%	11.7%

2001
Customer revenue	$6,018.1		$4,444.6	$1,573.5
Intersegment		$(363.4)	73.8	289.6

Total revenue	$6,018.1	$(363.4)	$4,518.4	$1,863.1

Gross profit percent	24.6%		19.7%	43.0%
Operating income percent	4.5%		2.1%	11.6%

Gross profit percent and operating income percent are as a percent of total revenue.

In the Services segment, customer revenue was $4.69 billion in 2003, $4.29 billion in 2002 and $4.44 billion in 2001. Revenue in 2003 was up 9% from 2002, principally due to a 17% increase in outsourcing ($1.68 billion in 2003 compared with $1.44 billion in 2002), a 10% increase in systems integration and consulting ($1.60 billion in 2003 compared with $1.46 billion in 2002), a 1% increase in infrastructure services ($.84 billion in 2003 compared with $.83 billion in 2002) and a 3% increase in core maintenance ($.57 billion in 2003 compared with $.56 billion in 2002). Revenue in 2002 was down 4% from 2001, as an 11% increase in outsourcing ($1.44 billion in 2002 compared with $1.30 billion in 2001) was more than offset by a 24% decline in infrastructure services ($.83 billion in 2002 compared with $1.09 billion in 2001) and a 4% decline in core maintenance revenue ($.56 billion in 2002 compared with $.58 billion in 2001). Systems integration and consulting revenue in 2002 was $1.46 billion compared with $1.47 billion in 2001. In 2003, the systems integration business benefited from growth in the company’s U.S. Federal government business. Throughout the three years, outsourcing revenue continued to grow as the company continues to expand this business. The growth in outsourcing revenue was particularly driven by growth in business process outsourcing. Within the Services segment, the change in revenue in 2002 from 2001 reflected then-current market conditions, as well as the company’s de-emphasis of low-margin commodity hardware sales within infrastructure services contracts. Services gross profit was 20.2% in 2003, 22.2% in 2002 and 19.7% in 2001, and operating income percent was 5.0% in 2003, 5.9% in 2002 and 2.1% in 2001. The decline in gross profit and operating income margins in 2003 were principally due to a lower pension income compared with 2002. The company achieved the margin improvements in 2002 compared with 2001 by executing its strategy of selectively pursuing higher value-added business opportunities, growing its annuity-based outsourcing business and resizing its workforce to meet the market demand.

In the Technology segment, customer revenue was $1.22 billion in 2003, $1.32 billion in 2002 and $1.57 billion in 2001. Demand throughout the period in the Technology segment remained weak industry-wide as customers deferred spending on new computer hardware and software. Revenue in 2003 was down 8% from 2002, due to a 21% decrease in sales of specialized technology products ($.29 billion in 2003 compared with $.37 billion in 2002) and a 3% decline in sales of enterprise-class servers ($.93 billion in 2003 compared with $.96 billion in 2002). The 8% decline in Technology customer revenue in 2003 as well as the 16% decline in customer revenue in 2002 reflected the impact of the global downturn in information technology spending on sales of high-end server products, as well as lower commodity hardware sales as a result of the company’s decision to de-emphasize sales of these products. Technology gross profit percent was 50.4% in 2003, 46.5% in 2002 and 43.0% in 2001, and Technology operating income percent was 12.7 % in 2003, 11.7% in 2002 and 11.6% in 2001. The margin improvements in 2003 primarily reflected a richer mix of ClearPath servers and software offset in part by lower pension income. The margin improvements in 2002 primarily reflected, within ClearPath revenue, a higher proportion of high-end, higher margin products, increased demand for high-end payment systems products and continued tight cost controls.

New accounting pronouncements

Effective January 1, 2003, the company adopted SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 rescinds SFAS No. 4, which required that all gains and losses from extinguishment of debt be reported as an extraordinary item. Previously recorded losses on the early extinguishment of debts that were classified as an extraordinary item in prior periods have been reclassified to other income (expense), net. The adoption of SFAS No. 145 had no effect on the company’s consolidated financial position, consolidated results of operations, or liquidity.

Effective January 1, 2003, the company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. SFAS No. 146 replaces previous accounting guidance provided by Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” and is effective for the company for exit or disposal activities initiated after December 31, 2002. Adoption of this statement had no material impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

Effective January 1, 2003, the company adopted the Financial Accounting Standards Board’s (“FASB”) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” (“FIN 45”). The interpretation requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a roll-forward of the entity’s product warranty liabilities. This interpretation is intended to improve the comparability of financial reporting by requiring identical accounting for guarantees issued with separately identified consideration and guarantees issued without separately identified consideration. Adoption of this Interpretation had no material impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

Effective July 1, 2003, the company adopted the FASB’s consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” This issue addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus of this issue is applicable to agreements entered into in fiscal periods beginning after June 15, 2003. Adoption of this issue had no material impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities”) and how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46-R”) to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) Special-purpose entities (“SPEs”) created prior to February 1, 2003. The company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003. The company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have a material impact on the company’s consolidated financial position, consolidated results of operations, or liquidity. The company is currently evaluating the impact of adopting FIN 46-R applicable to Non-SPEs created prior to February 1, 2003 but does not expect a material impact.

In May 2003, the EITF reached a consensus on Issue No. 03-5, “Applicability of AICPA Statement of Position 97-2, Software Revenue Recognition, to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software.” The FASB ratified this consensus in August 2003. EITF Issue No. 03-5 affirms that AICPA Statement of Position 97-2 applies to non-software deliverables, such as hardware and services, in an arrangement if the software is essential to the functionality of the non-software deliverables. The adoption of EITF Issue No. 03-5 did not have a material impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

Effective January 1, 2002, the company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and normal operation of a long-lived asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. Adoption of SFAS No. 143 had no effect on the company’s consolidated financial position, consolidated results of operations, or liquidity.

Effective January 1, 2002, the company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 requires an impairment loss to be recognized only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. Adoption of SFAS No. 144 had no effect on the company’s consolidated financial position, consolidated results of operations, or liquidity.

Financial condition

Cash and cash equivalents at December 31, 2003 were $635.9 million compared with $301.8 million at December 31, 2002.

During 2003, cash provided by operations was $529.2 million compared with $324.5 million in 2002, principally reflecting strong working capital management and an increase in profitability. Cash expenditures related to prior-year restructuring actions (which are included in operating activities) in 2003, 2002 and 2001 were $58.4 million, $104.4 million and $71.5 million, respectively, and are expected to be approximately $10 million in 2004, principally for international work-force reductions and facility costs. Personnel reductions in 2003 related to prior-year restructuring actions were approximately 500. No additional personnel reductions are expected related to prior-year restructuring actions.

Cash used for investing activities in 2003 was $468.8 million compared with $379.2 million in 2002. During 2003, both proceeds from investments and purchases of investments, which represent derivative financial instruments used to manage the company’s currency exposure to market risks from changes in foreign currency exchange rates, increased from the prior year as a result of an increase in the company’s exposure, principally related to intercompany accounts. The increase in cash used for investing activities was due to net purchases of investments of $68.1 million for 2003 compared with $38.3 million in the prior-year period. In addition in 2003, the investment in marketable software was $144.1 million compared with $139.9 million in 2002, and capital additions were $251.3 million in 2003 compared with $196.2 million in 2002. The increase in capital additions principally reflected additions of revenue-generating assets, particularly in the company’s outsourcing business.

Cash provided by financing activities during 2003 was $255.5 million compared with $25.3 million in 2002. In 2003, the company had net proceeds from issuance of long-term debt of $293.3 million, as described below. In addition, during 2003, there was a reduction of $64.5 million in short-term borrowings compared with a reduction of $1.6 million in 2002.

In March 2003, the company issued $300 million of 6 7/8% senior notes due 2010. At December 31, 2003, total debt was $1.1 billion, an increase of $238.5 million from December 31, 2002. See Note 10 of the Notes to Consolidated Financial Statements for components of the company’s long-term debt.

The company has a $500 million credit agreement that expires in May 2006. As of December 31, 2003, there were no borrowings under this facility, and the entire $500 million was available for borrowings. Borrowings under the agreement bear interest based on the then-current LIBOR or prime rates and the company’s credit rating. The credit agreement contains financial and other covenants, including maintenance of certain financial ratios, a minimum level of net worth and limitations on certain types of transactions, which could reduce the amount the company is able to borrow. Events of default under the credit agreement include failure to perform covenants, material adverse change, change of control and default under other debt aggregating at least $25 million. If an event of default were to occur under the credit agreement, the lenders would be entitled to declare all amounts borrowed under it immediately due and payable. The occurrence of an event of default under the credit agreement could also cause the acceleration of obligations under certain other agreements and the termination of the company’s U.S. trade accounts receivable facility, described below.

In addition, the company and certain international subsidiaries have access to certain uncommitted lines of credit from various banks. Other sources of short-term funding are operational cash flows, including customer prepayments, and the company’s U.S. trade accounts receivable facility. Using this facility, the company sells, on an ongoing basis, up to $225 million of its eligible U.S. trade accounts receivable through a wholly owned subsidiary, Unisys Funding Corporation I. The facility is renewable annually at the purchasers’ option and expires in December 2006. See Note 6 of the Notes to Consolidated Financial Statements.

At December 31, 2003, the company had short-term borrowings of $17.7 million, borrowed principally by international subsidiaries, at a weighted average interest rate at December 31 of 7.4%.

At December 31, 2003, the company met all covenants and conditions under its various lending and funding agreements. Since the company believes that it will continue to meet these covenants and conditions, the company believes that it has adequate sources and availability of short-term funding to meet its expected cash requirements.

As described more fully in Notes 5, 10 and 13 of the Notes to Consolidated Financial Statements, at December 31, 2003 the company had certain cash obligations, which are due as follows:

(Millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Notes payable	$17.7	$17.7
Long-term debt	1,050.0		$550.0	$200.0	$300.0
Capital lease obligations	5.6	2.2	2.2	1.2
Operating leases	657.0	130.0	184.8	116.7	225.5
Minimum purchase obligations	20.0	10.0	10.0
Work-force reductions	5.8	5.0	.8

Total	$1,756.1	$164.9	$747.8	$317.9	$525.5

As more fully described in Note 13 to the Notes to Consolidated Financial Statements, the company could have an additional obligation under an operating lease for one of its facilities.

At December 31, 2003, the company had outstanding standby letters of credit and surety bonds of approximately $280 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material.

The company may, from time to time, redeem, tender for, or repurchase its securities in the open market or in privately negotiated transactions depending upon availability, market conditions, and other factors.

The company has on file with the Securities and Exchange Commission an effective registration statement covering $1.2 billion of debt or equity securities, which enables the company to be prepared for future market opportunities.

Stockholders’ equity increased $539.2 million during 2003, principally reflecting a reduction in the minimum pension liability adjustment of $164.8 million, currency translation of $65.3 million, net income of $258.7 million, $50.6 million for issuance of stock under stock option and other plans, and $4.9 million of tax benefits related to employee stock plans.

Market risk

The company has exposure to interest rate risk from its short-term and long-term debt. In general, the company’s long-term debt is fixed rate, and the short-term debt is variable rate. See Note 10 of the Notes to Consolidated Financial Statements for components of the company’s long-term debt. The company believes that the market risk assuming a hypothetical 10% increase in interest rates would not be material to the fair value of these financial instruments, or the related cash flows, or future results of operations.

The company is also exposed to foreign currency exchange rate risks. The company uses derivative financial instruments to reduce its exposure to market risks from changes in foreign currency exchange rates. The derivative instruments used are foreign exchange forward contracts and foreign exchange options. See Note 14 of the Notes to Consolidated Financial Statements for additional information on the company’s derivative financial instruments.

The company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign currency exchange rates applied to these derivative financial instruments described above. As of December 31, 2003 and 2002, the analysis indicated that such market movements would have reduced the estimated fair value of these derivative financial instruments by approximately $58 million and $45 million, respectively.

Based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and the company’s actual exposures and hedges, actual gains and losses in the future may differ from the above analysis.

Critical accounting policies

Outsourcing

In recent years, the company’s outsourcing business has increased significantly. Typically the terms of these contracts are between three and 10 years. In a number of these arrangements, the company hires certain of the customers’ employees and often becomes responsible for the related employee obligations, such as pension and severance commitments. In addition, system development activity on outsourcing contracts may require significant upfront investments by the company. The company funds these investments, and any employee-related obligations, from customer prepayments and operating cash flow. Also, in the early phases of these contracts, gross margins may be lower than in later years when the work force and facilities have been rationalized for efficient operations, and an integrated systems solution has been implemented.

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

At December 31, 2003 and 2002, the net capitalized amount related to outsourcing contracts was $477.5 million, and $321.0 million, respectively. These costs are tested for recoverability quarterly.

Systems integration

For long-term systems integration contracts, the company recognizes revenue and profit as the contracts progress using the percentage-of-completion method of accounting, which relies on estimates of total expected contract revenues and costs. The company follows this method since reasonably dependable estimates of the revenue and costs applicable to various elements of a contract can be made. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of the contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. Accordingly, favorable changes in estimates result in additional revenue and profit recognition, and unfavorable changes in estimates result in a reduction of recognized revenue and profit. When estimates indicate that a loss will be incurred on a contract upon completion, a provision for the expected loss is recorded in the period in which the loss becomes evident. As work progresses under a loss contract, revenue continues to be recognized, and a portion of the contract costs incurred in each period is charged to the contract loss reserve. For other systems integration projects, the company recognizes revenue when the services have been performed.

Taxes

The company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance, if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

At December 31, 2003 and 2002, the company had deferred tax assets in excess of deferred tax liabilities of $2,034 million and $2,178 million, respectively. For the reasons cited below, at December 31, 2003 and 2002, management determined that it is more likely than not that $1,583 million and $1,726 million, respectively, of such assets will be realized, resulting in a valuation allowance of $451 million and $452 million, respectively.

The company evaluates quarterly the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the company’s forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. The company has used tax planning strategies to realize or renew net deferred tax assets in order to avoid the potential loss of future tax benefits.

Approximately $4.8 billion of future taxable income (predominately U.S.) ultimately is needed to realize the net deferred tax assets at December 31, 2003. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. Factors that may affect the company’s ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in sales or margins, loss of market share, delays in product availability or technological obsolescence.

In addition, the company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In management’s opinion, adequate provisions for income taxes have been made for all years.

Pensions

The company accounts for its defined benefit pension plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” which requires that amounts recognized in financial statements be determined on an actuarial basis. As permitted by SFAS No. 87, the company uses a calculated value of plan assets (which is further described below). SFAS No. 87 allows that the effects of the performance of the pension plan’s assets and changes in pension liability discount rates on the company’s computation of pension income (expense) be amortized over future periods. A substantial portion of the company’s pension amounts relates to its defined benefit plan in the United States.

A significant element in determining the company’s pension income (expense) in accordance with SFAS No. 87 is the expected long-term rate of return on plan assets. The company sets the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. The company considers the current expectations for future returns and the actual historical returns of each asset class. Also, since the company’s investment policy is to actively manage certain asset classes where the potential exists to outperform the broader market, the expected returns for those asset classes are adjusted to reflect the expected additional returns. For 2004 and 2003, the company has assumed that the expected long-term rate of return on U.S. plan assets will be 8.75%. A change of 25 basis points in the expected long-term rate of return for the company’s U.S. pension plan causes a change of approximately $10 million in pension expense. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over four years. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (expense). At December 31, 2003, for the company’s U.S. defined benefit pension plan, the calculated value of plan assets was $4.48 billion compared with the fair value of plan assets of $4.13 billion.

At the end of each year, the company determines the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the company looks to rates of return on high-quality, fixed-income investments that (i) receive one of the two highest ratings given by a recognized ratings agency and (ii) are currently available and expected to be available during the period to maturity of the pension benefits. At December 31, 2003, the company determined this rate to be 6.25% for its U.S. defined benefit pension plan, a decrease of 50 basis points from the rate used at December 31, 2002. A change of 25 basis points in the U.S. discount rate causes a change in pension expense of approximately $11 million and a change of approximately $105 million in the projected benefit obligation. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, have been deferred, as permitted by SFAS No. 87.

Management chose the above assumptions as to the expected long-term rate of return on plan assets and the discount rate with consultation from and concurrence of the company’s outside actuaries.

SFAS No. 87 defines gains and losses as changes in the amount of either the projected benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions. Because gains and losses may reflect refinements in estimates as well as real changes in economic values and because some gains in one period may be offset by losses in another and vice versa, SFAS No. 87 does not require recognition of gains and losses as components of net pension cost of the period in which they arise.

As a minimum, amortization of an unrecognized net gain or loss must be included as a component of net pension cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the calculated value of plan assets. If amortization is required, the minimum amortization is that excess above the 10 percent divided by the average remaining service period of active employees expected to receive benefits under the plan. For the company’s U.S. defined benefit pension plan, that period is approximately nine years. At December 31, 2003, based on the calculated value of plan assets, the estimated unrecognized loss was $1.25 billion.

For the year ended December 31, 2003, the company recognized consolidated pretax pension income of $22.6 million, compared with $143.5 million of consolidated pretax pension income for the year ended December 31, 2002. Approximately $80 million of the decline was in the U.S., and $40 million was in international subsidiaries, principally the plans in the United Kingdom. The reasons for the decline in the U.S. were as follows: (a) a reduction in the expected long-term rate of return on plan assets from 9.50% to 8.75%, (b) a decline in the discount rate from 7.50% to 6.75%, (c) lower expected returns on plan assets due to lower assets than the prior year, and (d) the change to a cash balance plan which was effective January 1, 2003. The decline in international plans was principally due to declines in discount rates, lower expected long-term rates of returns on plan assets and currency translations.

For 2004, the company expects to recognize pension expense of approximately $85 million ($33 million of expense in the U.S. and $52 million of expense in international plans). This would represent a change of approximately $108 million from 2003, substantially all in the U.S. The change in the U.S. will be due to: (a) lower expected returns on plan assets of approximately $35 million due to amortization of the difference between the calculated value of plan assets and the fair value of plan assets, (b) a 50 basis-point reduction in the discount rate, which causes an approximate $23 million increase in pension expense, and (c) an approximate $44 million increase in amortization of net unrecognized losses.

During 2003, the company made cash contributions to its worldwide defined benefit pension plans of approximately $63 million and expects to make cash contributions of approximately $66 million during 2004. In accordance with regulations governing contributions to U.S. defined benefit pension plans, the company is not required to fund its U.S. qualified defined benefit plan in 2004.

At December 31 of each year, accounting rules require a company to recognize a liability on its balance sheet for each pension plan if the fair value of the assets of that pension plan is less than the present value of the pension obligation (the accumulated benefit obligation, or “ABO”). This liability is called a “minimum pension liability.” Concurrently, any existing prepaid pension asset for the pension plan must be removed. These adjustments are recorded as a charge in “accumulated other comprehensive income (loss)” in stockholders’ equity. If at any future year-end, the fair value of the pension plan assets exceeds the ABO, the charge to stockholders’ equity would be reversed for such plan. Alternatively, if the fair market value of pension plan assets experiences further declines or the discount rate is reduced, additional charges to accumulated other comprehensive income (loss) may be required at a future year-end.

At December 31, 2002, for all of the company’s defined benefit pension plans, the ABO exceeded the fair value of pension plan assets. At December 31, 2003, the difference between the ABO and the fair value of pension plan assets decreased. As a result at December 31, 2003, the company adjusted its minimum pension liability as follows: decreased its pension plan liabilities by approximately $300 million, increased its investments at equity by approximately $6 million relating to the company’s share of the change in NUL’s minimum pension liability, decreased prepaid pension asset by $56 million, and offset these changes by a credit to other comprehensive income of approximately $250 million, or $165 million net of tax.

This accounting has no effect on the company’s net income, liquidity or cash flows. Financial ratios and net worth covenants in the company’s credit agreements and debt securities are unaffected by charges or credits to stockholders’ equity caused by adjusting a minimum pension liability.

Factors that may affect future results

From time to time, the company provides information containing “forward-looking” statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations of future events and include any statement that does not directly relate to any historical or current fact. Words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “projects” and similar expressions may identify such forward-looking statements. All forward-looking statements rely on assumptions and are subject to risks, uncertainties and other factors that could cause the company’s actual results to differ materially from expectations. These other factors include, but are not limited to, those discussed below. Any forward-looking statement speaks only as of the date on which that statement is made. The company assumes no obligation to update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

The company’s business is affected by changes in general economic and business conditions. The company continues to face a challenging economic environment. In this environment, many organizations are delaying planned purchases of information technology products and services. If the level of demand for the company’s products and services declines in the future, the company’s business could be adversely affected. The company’s business could also be affected by acts of war, terrorism or natural disasters. Current world tensions could escalate and this could have unpredictable consequences on the world economy and on our business.

The information services and technology markets in which the company operates include a large number of companies vying for customers and market share both domestically and internationally. The company’s competitors include systems integrators, consulting and other professional services firms, outsourcing providers, infrastructure services providers, computer hardware manufacturers and software providers. Some of the company’s competitors may develop competing products and services that offer better price-performance or that reach the market in advance of the company’s offerings. Some competitors also have or may develop greater financial and other resources than the company, with enhanced ability to compete for market share, in some instances through significant economic incentives to secure contracts. Some also may be better able to compete for skilled professionals. Any of these factors could have an adverse effect on the company’s business. Future results will depend on the company’s ability to mitigate the effects of aggressive competition on revenues, pricing and margins and on the company’s ability to attract and retain talented people.

The company operates in a highly volatile industry characterized by rapid technological change, evolving technology standards, short product life cycles and continually changing customer demand patterns. Future success will depend in part on the company’s ability to anticipate and respond to these market trends and to design, develop, introduce, deliver or obtain new and innovative products and services on a timely and cost-effective basis. The company may not be successful in anticipating or responding to changes in technology, industry standards or customer preferences, and the market may not demand or accept its services and product offerings. In addition, products and services developed by competitors may make the company’s offerings less competitive.

The company’s future results will depend in part on its ability to continue to accelerate growth in outsourcing and infrastructure services. The company’s outsourcing contracts are multiyear engagements under which the company takes over management of a client’s technology operations, business processes or networks. The company will need to maintain a strong financial position in order to grow its outsourcing business. In a number of these arrangements, the company hires certain of its clients’ employees and may become responsible for the related employee obligations, such as pension and severance commitments.

In addition, system development activity on outsourcing contracts may require the company to make significant upfront investments. As long-term relationships, these outsourcing contracts provide a base of recurring revenue. However, in the early phases of these contracts, gross margins may be lower than in later years when the work force and facilities have been rationalized for efficient operations, and an integrated systems solution has been implemented. Future results will depend on the company’s ability to effectively complete the rationalizations and solution implementations.

Future results will also depend in part on the company’s ability to drive profitable growth in systems integration and consulting. The company’s systems integration and consulting business has been adversely affected by the current economic slowdown. In this economic environment, customers have been delaying systems integration projects. The company’s ability to grow profitably in this business will depend in part on an improvement in economic conditions and a pick-up in demand for systems integration projects. It will also depend on the success of the actions the company has taken to enhance the skills base and management team in this business and to refocus the business on integrating best-of-breed, standards-based solutions to solve client needs. In addition, profit margins in this business are largely a function of the rates the company is able to charge for services and the chargeability of its professionals. If the company is unable to maintain the rates it charges, or appropriate chargeability, for its professionals, profit margins will suffer. The rates the company is able to charge for services are affected by a number of factors, including clients’ perception of the company’s ability to add value through its services; introduction of new services or products by the company or its competitors; pricing policies of competitors; and general economic conditions. Chargeability is also affected by a number of factors, including the company’s ability to transition employees from completed projects to new engagements, and its ability to forecast demand for services and thereby maintain an appropriate head count.

Future results will also depend, in part, on market acceptance of the company’s high-end enterprise servers. In its technology business, the company is focusing its resources on high-end enterprise servers based on its Cellular MultiProcessing (CMP) architecture. The company’s CMP servers are designed to provide mainframe-class capabilities with compelling price-performance by making use of standards-based technologies such as Intel chips and Microsoft operating system software. The company has transitioned both its legacy ClearPath servers and its Intel-based ES7000s to the CMP platform, creating a common platform for all the company’s high-end server lines. Future results will depend, in part, on customer acceptance of the new CMP-based ClearPath Plus systems and the company’s ability to maintain its installed base for ClearPath and to develop next-generation ClearPath products that are purchased by the installed base. In addition, future results will depend, in part, on the company’s ability to generate new customers and increase sales of the Intel-based ES7000 line. The company believes there is significant growth potential in the developing market for high-end, Intel-based servers running Microsoft operating system software. However, competition in this new market is likely to intensify in coming years, and the company’s ability to succeed will depend on its ability to compete effectively against enterprise server competitors with more substantial resources and its ability to achieve market acceptance of the ES7000 technology by clients, systems integrators, and independent software vendors.

A number of the company’s long-term contracts for infrastructure services, outsourcing, help desk and similar services do not provide for minimum transaction volumes. As a result, revenue levels are not guaranteed. In addition, some of these contracts may permit termination or may impose other penalties if the company does not meet the performance levels specified in the contracts.

Some of the company’s systems integration contracts are fixed-priced contracts under which the company assumes the risk for delivery of the contracted services and products at an agreed-upon fixed price. At times the company has experienced problems in performing some of these fixed-price contracts on a profitable basis and has provided periodically for adjustments to the estimated cost to complete them. Future results will depend on the company’s ability to perform these services contracts profitably.

The company frequently enters into contracts with governmental entities. Risks and uncertainties associated with these government contracts include the availability of appropriated funds and contractual provisions that allow governmental entities to terminate agreements at their discretion before the end of their terms.

The success of the company’s business is dependent on strong, long-term client relationships and on its reputation for responsiveness and quality. As a result, if a client is not satisfied with the company’s services or products, its reputation could be damaged and its business adversely affected. In addition, if the company fails to meet its contractual obligations, it could be subject to legal liability, which could adversely affect its business, operating results and financial condition.

The company has commercial relationships with suppliers, channel partners and other parties that have complementary products, services or skills. Future results will depend, in part, on the performance and capabilities of these third parties, on the ability of external suppliers to deliver components at reasonable prices and in a timely manner, and on the financial condition of, and the company’s relationship with, distributors and other indirect channel partners.

Approximately 53% of the company’s total revenue derives from international operations. The risks of doing business internationally include foreign currency exchange rate fluctuations, changes in political or economic conditions, trade protection measures, import or export licensing requirements, multiple and possibly overlapping and conflicting tax laws, and weaker intellectual property protections in some jurisdictions.

The company cannot be sure that its services and products do not infringe on the intellectual property rights of third parties, and it may have infringement claims asserted against it or against its clients. These claims could cost the company money, prevent it from offering some services or products, or damage its reputation.

UNISYS CORPORATION

Consolidated Financial Statements

Consolidated Statements of Income

Year Ended December 31 (Millions, except per share data)	2003	2002	2001
Revenue
Services	$4,691.9	$4,285.1	$4,444.6
Technology	1,219.3	1,322.3	1,573.5

	5,911.2	5,607.4	6,018.1

Costs and expenses
Cost of revenue:
Services	3,654.7	3,244.9	3,624.6
Technology	541.5	674.0	910.2

	4,196.2	3,918.9	4,534.8
Selling, general and administrative expenses	1,007.2	992.0	1,156.3
Research and development expenses	280.1	273.3	331.5

	5,483.5	5,184.2	6,022.6

Operating income (loss)	427.7	423.2	(4.5)
Interest expense	69.6	66.5	70.0
Other income (expense), net	22.4	(23.9)	1.5

Income (loss) before income taxes	380.5	332.8	(73.0)
Provision (benefit) for income taxes	121.8	109.8	(5.9)

Net income (loss)	$258.7	$223.0	$(67.1)

Earnings (loss) per share
Basic	$.79	$.69	$(.21)
Diluted	$.78	$.69	$(.21)

See notes to consolidated financial statements.

UNISYS CORPORATION

Consolidated Balance Sheets

December 31 (Millions)	2003	2002
Assets
Current assets
Cash and cash equivalents	$635.9	$301.8
Accounts and notes receivable, net	1,027.8	955.6
Inventories:
Parts and finished equipment	121.7	165.3
Work in process and materials	116.9	127.5
Deferred income taxes	270.0	311.3
Other current assets	85.7	84.5

Total	2,258.0	1,946.0

Properties	1,352.7	1,282.4
Less – Accumulated depreciation and amortization	928.5	835.6

Properties, net	424.2	446.8

Outsourcing assets, net	477.5	321.0
Marketable software, net	332.2	311.8
Investments at equity	153.3	111.8
Prepaid pension cost	55.5
Deferred income taxes	1,384.6	1,476.0
Goodwill	177.5	160.6
Other long-term assets	211.8	207.4

Total	$5,474.6	$4,981.4

Liabilities and stockholders’ equity
Current liabilities
Notes payable	$17.7	$77.3
Current maturities of long-term debt	2.2	4.4
Accounts payable	513.8	532.5
Other accrued liabilities	1,305.7	1,312.8
Income taxes payable	214.1	228.9

Total	2,053.5	2,155.9

Long-term debt	1,048.3	748.0
Accrued pension liability	433.6	727.7
Other long-term liabilities	544.0	493.8
Stockholders’ equity
Common stock	3.3	3.3
Accumulated deficit	(414.8)	(673.5)
Other capital	3,818.6	3,763.1
Accumulated other comprehensive loss	(2,011.9)	(2,236.9)

Stockholders’ equity	1,395.2	856.0

Total	$5,474.6	$4,981.4

See notes to consolidated financial statements.

UNISYS CORPORATION

Consolidated Statements of Cash Flows

Year Ended December 31 (Millions)	2003	2002	2001
Cash flows from operating activities
Net income (loss)	$258.7	$223.0	$(67.1)
Add (deduct) items to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of properties and outsourcing assets	219.0	176.8	156.0
Amortization:
Marketable software	123.6	121.0	145.5
Goodwill			16.5
Decrease (increase) in deferred income taxes, net	57.2	39.4	(44.4)
(Increase) decrease in receivables, net	(67.7)	156.5	72.3
Decrease in inventories	54.1	53.0	79.7
Increase (decrease) in accounts payable and other accrued liabilities	30.3	(129.2)	(145.8)
Decrease in income taxes payable	(4.8)	(15.5)	(58.0)
(Decrease) increase in other liabilities	(70.9)	(61.2)	247.8
Increase in other assets	(50.9)	(251.2)	(238.8)
Other	(19.4)	11.9	38.7

Net cash provided by operating activities	529.2	324.5	202.4

Cash flows from investing activities
Proceeds from investments	5,054.0	3,447.1	3,028.7
Purchases of investments	(5,122.1)	(3,485.4)	(3,009.0)
Investment in marketable software	(144.1)	(139.9)	(136.8)
Capital additions of properties and outsourcing assets	(251.3)	(196.2)	(199.4)
Purchases of businesses	(5.3)	(4.8)	(9.1)

Net cash used for investing activities	(468.8)	(379.2)	(325.6)

Cash flows from financing activities
Proceeds from issuance of long-term debt	293.3		536.5
Net reduction in short-term borrowings	(64.5)	(1.6)	(127.7)
Proceeds from employee stock plans	31.5	29.0	33.6
Payments of long-term debt	(4.8)	(2.1)	(370.8)

Net cash provided by financing activities	255.5	25.3	71.6

Effect of exchange rate changes on cash and cash equivalents	18.2	5.3	(.5)

Increase (decrease) in cash and cash equivalents	334.1	(24.1)	(52.1)
Cash and cash equivalents, beginning of year	301.8	325.9	378.0

Cash and cash equivalents, end of year	$635.9	$301.8	$325.9

See notes to consolidated financial statements.

UNISYS CORPORATION

Consolidated Statements of Stockholders’ Equity

	Common Stock		Accumulated Deficit	Treasury Stock		Other, Principally Paid-In Capital	Accumulated Other Comprehensive Loss	Comprehensive Income (Loss)
(Millions)	Shares	Par Value		Shares	Cost
Balance at December 31, 2000	317.3	$3.2	$(829.4)	(1.9)	$(42.1)	$3,698.1	$(643.7)
Issuance of stock under stock option and other plans	5.2				(.2)	52.2
Net loss			(67.1)					$(67.1)
Other comprehensive loss:
Translation adjustments							(67.5)
Cash flow hedges							4.4

							(63.1)	(63.1)

Comprehensive loss								$(130.2)

Unearned compensation						.2
Tax benefit related to stock plans						4.6

Balance at December 31, 2001	322.5	3.2	(896.5)	(1.9)	(42.3)	3,755.1	(706.8)
Issuance of stock under stock option and other plans	5.6	.1			(.1)	46.9
Net income			223.0					$223.0
Other comprehensive loss:
Translation adjustments							(33.8)
Cash flow hedges							(5.9)
Minimum pension liability							(1,490.4)

							(1,530.1)	(1,530.1)

Comprehensive loss								$(1,307.1)

Tax benefit related to stock plans						3.5

Balance at December 31, 2002	328.1	3.3	(673.5)	(1.9)	(42.4)	3,805.5	(2,236.9)
Issuance of stock under stock option and other plans	5.7				(.2)	50.8
Net income			258.7					$258.7
Other comprehensive income:
Translation adjustments							65.3
Cash flow hedges							(5.1)
Minimum pension liability							164.8

							225.0	225.0

Comprehensive income								$483.7

Tax benefit related to stock plans						4.9

Balance at December 31, 2003	333.8	$3.3	$(414.8)	(1.9)	$(42.6)	$3,861.2	$(2,011.9)

See notes to consolidated financial statements.

UNISYS CORPORATION

Notes to Consolidated Financial Statements

1 Summary of significant accounting policies

Principles of consolidation The consolidated financial statements include the accounts of all majority-owned subsidiaries. Investments in companies representing ownership interests of 20% to 50% are accounted for by the equity method.

Use of estimates The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Cash equivalents All short-term investments purchased with a maturity of three months or less are classified as cash equivalents.

Inventories Inventories are valued at the lower of cost or market. Cost is determined principally on the first-in, first-out method.

Properties Properties are carried at cost and are depreciated over the estimated lives of such assets using the straight-line method. The principal depreciation rates used are summarized below:

Rate per Year (%)
Buildings	2-5
Machinery and office equipment	5-25
Rental equipment	25
Internal-use software	12-33

Advertising costs The company expenses all advertising costs as they are incurred. The amount charged to expense during 2003, 2002 and 2001 was $17.9 million, $29.3 million and $35.6 million, respectively.

Revenue recognition The company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable.

Revenue from hardware sales is recognized upon shipment and the passage of title. Outside the United States, the company recognizes revenue even if it retains a form of title to products delivered to customers, provided the sole purpose is to enable the company to recover the products in the event of customer payment default and the arrangement does not prohibit the customer’s use of the product in the ordinary course of business.

Revenue from software licenses is recognized at the inception of the initial license term and upon execution of an extension to the license term. Revenue for post-contract software support arrangements, which are marketed separately, is recorded on a straight-line basis over the support period for multi-year contracts and at inception for contracts of one year or less. The company also enters into multiple-element arrangements, which may include any combination of hardware, software or services. In these transactions, the company allocates the total revenue to be earned under the arrangement among the various elements based on their relative fair value. For software, and elements for which software is essential to the functionality, the allocation is based on vendor-specific objective evidence of fair value. The company recognizes revenue on multiple-element arrangements only if: (i) any undelivered products or services are not essential to the functionality of the delivered products or services, (ii) the company has an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services, (iii) there is evidence of the fair value for each undelivered product or service, and (iv) the revenue recognition criteria otherwise have been met for the delivered elements. For software arrangements with extended payment terms beyond 12 months, the company generally recognizes revenue at the inception of the arrangement, provided that the arrangement meets the software revenue recognition criteria discussed above, considering, among other things, the history of successfully collecting under the original payment terms without providing refunds or concessions.

Revenue from equipment and software maintenance is recognized on a straight-line basis as earned over the lives of the respective contracts.

Revenue for operating leases is recognized on a monthly basis over the term of the lease and for sales-type leases at the inception of the lease term.

Revenue and profit under systems integration contracts are recognized either on the percentage-of-completion method of accounting using the cost-to-cost method, or when services have been performed, depending on the nature of the project. For contracts accounted for on the percentage-of-completion basis, revenue and profit recognized in any given accounting period are based on estimates of total projected contract costs; the estimates are continually re-evaluated and revised, when necessary, throughout the life of a contract. Any adjustments to revenue and profit due to changes in estimates are accounted for in the period of the change in estimate. When estimates indicate that a loss will be incurred on a contract upon completion, a provision for the expected loss is recorded in the period in which the loss becomes evident.

Revenue from time and materials service contracts and outsourcing contracts is recognized as the services are provided.

Income taxes Income taxes are provided on taxable income at the statutory rates applicable to such income. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries because such amounts are expected to be reinvested indefinitely.

Marketable software The cost of development of computer software to be sold or leased, incurred subsequent to establishment of technological feasibility, is capitalized and amortized to cost of sales over the estimated revenue-producing lives of the products, but not in excess of three years following product release.

Outsourcing assets Costs on outsourcing contracts are generally expensed as incurred. However, certain costs incurred upon initiation of an outsourcing contract are deferred and expensed over the contract life. These costs consist principally of initial customer setup and employment obligations related to employees assumed. Additionally, marketable software development costs incurred to develop specific outsourcing application software products are capitalized once technological feasibility has been established. Capitalized software used in outsourcing arrangements is amortized based on current and estimated future revenue from the product. The amortization expense is not less than straight-line amortization expense over the product’s useful life. Fixed assets acquired in connection with outsourcing contracts are capitalized and depreciated in accordance with the fixed asset policy described above.

Recoverability of outsourcing assets is subject to various business risks, including the timely completion and ultimate cost of the outsourcing solution, realization of expected profitability of existing outsourcing contracts and obtaining additional outsourcing customers. These risks could result in an impairment of a portion of the associated assets, which are tested for recoverability quarterly.

Translation of foreign currency The local currency is the functional currency for most of the company’s international subsidiaries, and as such, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year. Translation adjustments resulting from changes in exchange rates are reported in other comprehensive income. All other exchange gains and losses on intercompany balances are reported in other income (expense), net.

For those international subsidiaries operating in hyperinflationary economies, the U.S. dollar is the functional currency, and as such, nonmonetary assets and liabilities are translated at historical exchange rates and monetary assets and liabilities are translated at current exchange rates. Exchange gains and losses arising from translation are included in other income (expense), net.

Stock-based compensation plans The company has stock-based employee compensation plans, which are described more fully in Note 17. The company applies the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for those plans. For stock options, no compensation expense is reflected in net income as all stock options granted had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. In addition, no compensation expense is recognized for common stock purchases under the Employee Stock Purchase Plan. Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” and has been determined as if the company had accounted for its stock plans under the fair value method of SFAS No. 123. For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123.

Year ended December 31 (Millions, except per share data)	2003	2002	2001
Net income (loss) as reported	$258.7	$223.0	$(67.1)
Deduct total stock-based employee compensation expense determined under fair value method for all awards, net of tax	(47.7)	(49.0)	(51.8)

Pro forma net income (loss)	$211.0	$174.0	$(118.9)

Earnings (loss) per share
Basic – as reported	$.79	$.69	$(.21)
Basic – pro forma	$.64	$.54	$(.37)
Diluted – as reported	$.78	$.69	$(.21)
Diluted – pro forma	$.63	$.54	$(.37)

Retirement benefits The company accounts for its defined benefit pension plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” which requires that amounts recognized in financial statements be determined on an actuarial basis. A significant element in determining the company’s pension income (expense) is the expected long-term rate of return on plan assets. This expected return is an assumption as to the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected pension benefit obligation. The company applies this assumed long-term rate of return to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over four years. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (expense).

At December 31 of each year, the company determines the fair value of its pension plan assets as well as the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the interest rate at which the pension benefits could be effectively settled. In estimating the discount rate, the company looks to rates of return on high-quality, fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits. The company specifically uses a portfolio of fixed-income securities, which receive at least the second-highest rating given by a recognized rating agency.

Reclassifications Certain prior-year amounts have been reclassified to conform with the 2003 presentation.

2 Earnings per share

The following table shows how earnings per share were computed for the three years ended December 31, 2003.

Year ended December 31 (Millions, except per share data)	2003	2002	2001
Basic earnings (loss) per share computation
Net income (loss)	$258.7	$223.0	$(67.1)

Weighted average shares (thousands)	329,349	323,526	318,207

Basic earnings (loss) per share	$.79	$.69	$(.21)

Diluted earnings (loss) per share computation
Net income (loss)	$258.7	$223.0	$(67.1)

Weighted average shares (thousands)	329,349	323,526	318,207
Plus incremental shares from assumed conversions of employee stock plans	3,599	1,218

Adjusted weighted average shares	332,948	324,744	318,207

Diluted earnings (loss) per share	$.78	$.69	$(.21)

The following shares were not included in the computation of diluted earnings per share because the option prices were above the average market price of the company’s common stock, (in thousands): 2003, 22,005; 2002, 35,415; 2001, 28,653.

3 Acquisitions and goodwill

In November 2003, the company purchased KPMG’s Belgian consulting business for approximately $3.3 million of cash plus assumed liabilities. This business provides consulting, systems integration, network infrastructure, outsourcing and technology solutions. The purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values. The preliminary allocation of the purchase price assumes that the excess of the purchase price over the assets acquired and liabilities assumed will be allocated to goodwill. There can be no assurance that this preliminary allocation will represent the final purchase price allocation. The purchase price allocation will be finalized in the first quarter of 2004 after finalization of appraisals.

Effective January 1, 2002, the company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually for impairment in accordance with this statement. SFAS No. 142 requires a company to perform an impairment test on an annual basis and whenever events or circumstances occur indicating that the goodwill may be impaired. During 2003, the company performed its annual impairment test, which indicated that the company’s goodwill was not impaired.

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2003 and 2002, were as follows:

(Millions)	Total	Services	Technology
Balance at December 31, 2001	$159.0	$41.9	$117.1
Acquisition	3.0	3.0
Foreign currency translation adjustments	(1.4)	(2.4)	1.0

Balance at December 31, 2002	160.6	42.5	118.1
Acquisition	10.3	10.3
Foreign currency translation adjustments	6.6	4.5	2.1

Balance at December 31, 2003	$177.5	$57.3	$120.2

The company’s net income and earnings per share adjusted to exclude goodwill amortization were as follows:

Year ended December 31, (Millions, except per share data)	2003	2002	2001
Reported net income (loss)	$258.7	$223.0	$(67.1)
Add back goodwill amortization, net of tax			14.1

Adjusted net income (loss)	$258.7	$223.0	$(53.0)

Earnings (loss) per share
Basic
As reported	$.79	$.69	$(.21)
Goodwill amortization			.04

As adjusted	$.79	$.69	$(.17)

Diluted
As reported	$.78	$.69	$(.21)
Goodwill amortization			.04

As adjusted	$.78	$.69	$(.17)

4 Accounting changes

Effective January 1, 2003, the company adopted SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 rescinds SFAS No. 4, which required that all gains and losses from extinguishment of debt be reported as an extraordinary item. Previously recorded losses on the early extinguishment of debts that were classified as an extraordinary item in prior periods have been reclassified to other income (expense), net. The adoption of SFAS No. 145 had no effect on the company’s consolidated financial position, consolidated results of operations, or liquidity.

Effective January 1, 2003, the company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces previous accounting guidance provided by Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” and is effective for the company for exit or disposal activities initiated after December 31, 2002. Adoption of this statement had no material impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

Effective January 1, 2003, the company adopted the Financial Accounting Standards Board’s (“FASB”) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” (“FIN 45”). The interpretation requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a roll-forward of the entity’s product warranty liabilities. This interpretation is intended to improve the comparability of financial reporting by requiring identical accounting for guarantees issued with separately identified consideration and guarantees issued without separately identified consideration. Adoption of this Interpretation had no material impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

Effective July 1, 2003, the company adopted the FASB’s consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” This issue addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus of this issue is applicable to agreements entered into in fiscal periods beginning after June 15, 2003. Adoption of this issue had no material impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities”) and how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46-R”) to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) Special-purpose entities (“SPEs”) created prior to February 1, 2003. The company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003.

The company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have a material impact on the company’s consolidated financial position, consolidated results of operations, or liquidity. The company is currently evaluating the impact of adopting FIN 46-R applicable to Non-SPEs created prior to February 1, 2003 but does not expect a material impact.

In May 2003, the EITF reached a consensus on Issue No. 03-5, “Applicability of AICPA Statement of Position 97-2, Software Revenue Recognition, to Non-Software Deliverables in an Arrangement Containing More-Than- Incidental Software.” The FASB ratified this consensus in August 2003. EITF Issue No. 03-5 affirms that AICPA Statement of Position 97-2 applies to non-software deliverables, such as hardware and services, in an arrangement if the software is essential to the functionality of the non-software deliverables. The adoption of EITF Issue No. 03-5 did not have a material impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

Effective January 1, 2002, the company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and normal operation of a long-lived asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. Adoption of SFAS No. 143 had no effect on the company’s consolidated financial position, consolidated results of operations, or liquidity.

Effective January 1, 2002, the company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 requires an impairment loss to be recognized only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. Adoption of SFAS No. 144 had no effect on the company’s consolidated financial position, consolidated results of operations, or liquidity.

5 Fourth-quarter charges

2001 charge In response to the weak economic environment in 2001, the company took actions to reduce its cost structure. In the fourth quarter of 2001, the company recorded a pretax charge of $276.3 million, or $.64 per share, primarily for a work-force reduction of approximately 3,750 people (1,700 in the United States and 2,050 outside the United States). Of the total, 1,910 people left the company in 2001, which included 764 people who accepted an early retirement program in the United States. For those employees who accepted the early retirement program, cash requirements were provided through the company’s pension plan. These activities did not significantly affect the company’s operations while they were ongoing. A further breakdown of the individual components of these costs follows:

			Work-Force Reductions(1)		Idle Lease Costs
($ in Millions)	Headcount	Total	U.S.	Int’l		Other(2)
Work-force reductions(1)
Early retirement	764	$58.8	$58.8
Involuntary reductions	3,001	145.9	18.8	$127.1

Subtotal	3,765	204.7	77.6	127.1
Other		71.6			$29.5	$42.1

Total charge	3,765	276.3	77.6	127.1	29.5	42.1
Utilized	(1,910)	(127.2)	(62.5)	(22.6)		(42.1)

Balance at Dec. 31, 2001	1,855	149.1	15.1	104.5	29.5	—
Additional provisions	996	31.9	8.7	21.8	1.4
Utilized	(1,890)	(98.0)	(13.4)	(75.5)	(9.1)
Reversal of excess reserves	(330)	(20.2)	(4.6)	(12.4)	(3.2)
Other(3)		4.8	1.6	5.3	(2.1)

Balance at Dec. 31, 2002	631	67.6	7.4	43.7	16.5	—
Additional provisions	4	2.2		.8	1.4
Utilized	(523)	(54.6)	(7.6)	(37.7)	(9.3)
Reversal of excess reserves	(112)	(4.6)	(1.7)	(2.9)
Other(3)		1.3	2.2	.8	(1.7)

Balance at Dec. 31, 2003	—	$11.9	$.3	$4.7	$6.9	$—

Expected future utilization:
2004		$8.8	$.3	$3.9	$4.6
2005 and thereafter		3.1		.8	2.3

(1)	Includes severance, notice pay, medical and other benefits.
(2)	Includes product and program discontinuances, principally representing a provision for asset write-offs.
(3)	Changes in estimates and translation adjustments.

Most of the 2001 fourth-quarter charges were related to work-force reductions ($204.7 million), principally severance costs. Other employee-related costs are not significant. Approximately $58.8 million of this total was funded from the company’s U.S. pension plan. The remainder of the cost related to work-force reductions as well as idle lease costs, discussed below, is being funded from the company’s operating cash flow. The charge related to idle lease costs was $29.5 million and relates to contractual obligations (reduced by estimated sublease income) existing under long-term leases of vacated facilities. Estimates of the amounts and timing of sublease income were based on discussions with real estate brokers that considered the marketability of the individual property involved. The charge for product and program discontinuances was $42.1 million and principally represented capitalized marketable software and inventory related to products or programs that were discontinued at December 31, 2001. These actions have lowered the company’s cost base (principally employee-related costs), thereby making the company better able to compete in the marketplace.

Cash expenditures related to the 2001 restructuring charges in 2003, 2002 and 2001 were approximately $53.6 million, $95.4 million and $23.3 million, respectively. Cash expenditures are expected to be approximately $8.8 million for 2004 and $3.1 million in total for all subsequent years principally for idle lease costs.

During 2002, the company reduced the accrued workforce portion of the reserve by $17.0 million. This reduction related to 330 employees who were designated for involuntary termination but were retained as a result of job positions that became available due to voluntary terminations or acceptance of alternative positions within the company. In addition, given the continuing weak economic environment, the company identified new restructuring actions and recorded an additional provision of $30.5 million, for a work-force reduction of 996 people.

The 2001 fourth-quarter charge was recorded in the following statement of income classifications: cost of revenue, $163.8 million; selling, general and administrative expenses, $83.2 million; research and development expenses, $27.6 million; and other income (expense), net, $1.7 million.

2000 charge As a result of a strategic business review of its operations in 2000, the company took actions to focus its resources on value-added business opportunities, de-emphasize or eliminate low-return businesses and lower its cost base. In the fourth quarter of 2000, the company recorded a pretax charge of $127.6 million, or $.29 per diluted share, primarily for a workforce reduction of 2,000 people (1,400 in the United States and 600 outside the United States). Of the total, approximately 500 people left the company in 2001 and 1,300 in 2000. Of the total work-force reduction, 742 people accepted an early retirement program in the United States. For those employees who accepted the early retirement program, cash requirements were provided through the company’s pension plan. Cash expenditures related to the 2000 restructuring charges were $1.2 million in 2003, $5.5 million in 2002 and $39.3 million in 2001. Cash expenditures for 2004 are expected to be approximately $.8 million. A further breakdown of the individual components of these costs follows:

		Work-Force Reductions(1)
(Millions)	Total	U. S.	Int’l	Other (2)
Work-force reductions (1)
Early retirement	$57.8	$57.8
Involuntary reductions	60.9	13.3	$47.6

Subtotal	118.7	71.1	47.6
Other (2)	8.9			$8.9

Total charge	127.6	71.1	47.6	8.9
Utilized	(71.9)	(58.7)	(7.8)	(5.4)

Balance at Dec. 31, 2000	55.7	12.4	39.8	3.5
Utilized	(40.0)	(8.8)	(30.5)	(.7)
Other(3)	(7.1)	(2.3)	(4.0)	(.8)

Balance at Dec. 31, 2001	8.6	1.3	5.3	2.0
Utilized	(6.6)	(1.3)	(3.3)	(2.0)

Balance at Dec. 31, 2002	2.0	—	2.0	—
Utilized	(1.2)		(1.2)

Balance at Dec. 31, 2003	$.8	$—	$.8	$—

Expected future utilization:
2004	$.8		$.8

(1)	Includes severance, notice pay, medical and other benefits.
(2)	Includes facilities costs, and product and program discontinuances.
(3)	Includes changes in estimates, reversals of excess reserves, translation adjustments and additional provisions.

In 2001, there was a reduction in accrued work-force provisions principally for the reversal of unneeded reserves due to approximately 200 voluntary terminations.

Prior-year charges As a result of prior-year actions related to a strategic realignment of the company’s business in 1997 and 1995, cash expenditures in 2003, 2002 and 2001 were $3.6 million, $3.5 million and $8.9 million, respectively. At December 31, 2003, a $5.8 million accrued liability remains principally for idle lease costs. Cash expenditures for 2004 are expected to be approximately $2.5 million.

6 Accounts receivable

In December 2003, the company renewed its agreement to sell, through Unisys Funding Corporation I, a wholly owned subsidiary, interests in eligible U.S. trade accounts receivable for up to $225 million. The agreement is renewable annually, at the purchasers’ option, for up to three years. Unisys Funding Corporation I has been structured to isolate its assets from creditors of Unisys. The company received proceeds of $2.3 billion, in each of 2003, 2002 and 2001, from ongoing sales of accounts receivable interests under the program. At December 31, 2003 and 2002, the company retained subordinated interests of $144 million and $120 million, respectively, in the associated receivables; these receivables have been included in accounts and notes receivable, net in the accompanying consolidated balance sheets. As collections reduce previously sold interests, interests in new eligible receivables can be sold, subject to meeting certain conditions. At December 31, 2003 and 2002, receivables of $225 million and $199 million, respectively, were sold and therefore removed from the accompanying consolidated balance sheets.

The selling price of the receivables interests reflects a discount based on the A-1 rated commercial paper borrowing rates of the purchasers (1.1% at December 31, 2003, and 1.5% at December 31, 2002). The company remains responsible for servicing the underlying accounts receivable, for which it will receive a fee of 0.5% of the outstanding balance, which it believes represents adequate compensation. The company estimates the fair value of its retained interests by considering two key assumptions: the payment rate, which is derived from the average life of the accounts receivable, which is less than 60 days, and the rate of expected credit losses. Based on the company’s favorable collection experience and very short-term nature of the receivables, both assumptions are considered to be highly predictable. Therefore, the company’s estimated fair value of its retained interests in the pool of eligible receivables is approximately equal to book value, less the associated allowance for doubtful accounts. The discount on the sales of these accounts receivable during the years ended December 31, 2003, 2002 and 2001, was $3.4 million, $4.2 million and $12.2 million, respectively. These discounts are recorded in other income (expense), net in the accompanying consolidated statements of income.

Revenue recognized in excess of billings on services contracts, or unbilled accounts receivable, was $146.7 million and $133.3 million at December 31, 2003 and 2002, respectively. Such amounts are included in accounts and notes receivable, net. At December 31, 2003 and 2002, the company had long-term accounts and notes receivable, net of $141.0 million and $144.0 million, respectively. Such amounts are included in other long-term assets in the accompanying consolidated balance sheets.

7 Income taxes

Year ended December 31 (Millions)	2003	2002	2001
Income (loss) before income taxes
United States	$177.7	$125.7	$69.4
Foreign	202.8	207.1	(142.4)

Total income (loss) before income taxes	$380.5	$332.8	$(73.0)

Provision for income taxes
Current
United States	$(34.5)	$(6.5)	$(1.6)
Foreign	49.1	62.4	24.0
State and local	17.2	7.7	3.5

Total	31.8	63.6	25.9

Deferred
United States	45.9	19.2	(16.2)
Foreign	44.1	27.0	(15.6)

Total	90.0	46.2	(31.8)

Total provision (benefit) for income taxes	$121.8	$109.8	$(5.9)

Following is a reconciliation of the provision for income taxes at the United States statutory tax rate to the provision (benefit) for income taxes as reported:

Year ended December 31 (Millions)	2003	2002	2001
United States statutory income tax (benefit)	$133.2	$116.5	$(25.6)
Foreign tax differential	17.4	(4.1)	44.6
State taxes	11.1	5.0	2.3
U.S. federal tax refund claims, audit issues and other matters	(36.3)	(16.0)	(26.1)
Other	(3.6)	8.4	(1.1)

Provision (benefit) for income taxes	$121.8	$109.8	$(5.9)

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 2003 and 2002, were as follows:

December 31 (Millions)	2003	2002
Deferred tax assets
Capitalized research and development	$534.5	$566.2
Tax loss carryforwards	395.2	384.4
Foreign tax credit carryforwards	139.3	98.3
Other tax credit carryforwards	238.8	238.1
Capitalized intellectual property rights	254.3	302.4
Pensions	156.2	259.8
Postretirement benefits	64.3	70.5
Depreciation	66.2	52.6
Employee benefits	50.4	44.4
Restructuring	8.3	29.7
Other	298.1	277.1

	2,205.6	2,323.5
Valuation allowance	(450.7)	(451.5)

Total deferred tax assets	$1,754.9	$1,872.0

Deferred tax liabilities
Sales-type leases	$72.2	$78.5
Other	99.9	67.5

Total deferred tax liabilities	$172.1	$146.0

Net deferred tax assets	$1,582.8	$1,726.0

SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowance at December 31, 2003, applies principally to tax loss carryforwards and temporary differences relating to state and local and certain foreign taxing jurisdictions that, in management’s opinion, are more likely than not to expire unused. During 2003, the net decrease in the valuation allowance was $.8 million.

Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $825 million at December 31, 2003. As the company intends to permanently reinvest all such earnings, no provision has been made for income taxes that may become payable upon distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability. While there are no specific plans to distribute the undistributed earnings in the immediate future, where economically appropriate to do so, such earnings may be remitted.

Cash paid, net of refunds, during 2003, 2002 and 2001 for income taxes was $64.4 million, $72.3 million and $97.0 million, respectively.

At December 31, 2003, the company has U.S. federal and state and local tax loss carryforwards and foreign tax loss carryforwards for certain foreign subsidiaries, the tax effect of which is approximately $395.2 million. These carryforwards will expire as follows (in millions): 2004, $5.9; 2005, $7.0; 2006, $9.9; 2007, $10.5; 2008, $20.6; and $341.3 thereafter. The company also has available tax credit carryforwards of approximately $378.1 million, which will expire as follows (in millions): 2004, $9.3; 2005, $30.9; 2006, $ – ; 2007, $75.1; 2008, $51.9; and $210.9 thereafter.

The company has substantial amounts of net deferred tax assets. Failure to achieve forecasted taxable income might affect the ultimate realization of such assets. Factors that may affect the company’s ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in sales or margins, loss of market share, delays in product availability or technological obsolescence.

8 Properties

Properties comprise the following:

December 31 (Millions)	2003	2002
Land	$5.5	$5.3
Buildings	145.7	140.5
Machinery and office equipment	927.3	868.1
Internal-use software	179.5	167.0
Rental equipment	94.7	101.5

Total properties	$1,352.7	$1,282.4

9 Investments at equity and minority interests

Substantially all of the company’s investments at equity consist of Nihon Unisys, Ltd., a publicly traded Japanese company (“NUL”). NUL is the exclusive supplier of the company’s hardware and software products in Japan. The company considers its investment in NUL to be of a long-term strategic nature. For the years ended December 31, 2003, 2002 and 2001, total direct and indirect sales to NUL were approximately $275 million, $270 million and $340 million, respectively. At December 31, 2003, the company owned approximately 28% of NUL’s common stock that had a market value of approximately $258 million. The company’s share of NUL’s earnings or losses is recorded semiannually on a quarter-lag basis in other income (expense), net in the company’s consolidated statements of income. During the years ended December 31, 2003, 2002 and 2001, the company recorded equity income or (loss) related to NUL of $18.2 million, $(11.8) million and $10.4 million, respectively. The year ended December 31, 2003, included $12.2 million income related to the company’s share of a subsidy recorded by NUL upon transfer of a portion of its pension plan obligation to the Japanese government. The year ended December 31, 2002, included a $21.8 million charge related to the company’s share of an early retirement charge recorded by NUL. The company has approximately $185 million of retained earnings that represents undistributed earnings of NUL.

Summarized financial information for NUL as of and for its fiscal years ended March 31 is as follows:

(Millions)	2003	2002	2001
Year ended March 31
Revenue	$2,535.6	$2,451.8	$2,819.2
Gross profit	645.9	646.0	815.5
Pretax income (loss)	128.4	(101.2)	85.7
Net income (loss)	68.5	(62.4)	44.0

At March 31
Current assets	1,178.8	1,257.6	1,304.9
Noncurrent assets	903.1	892.3	709.6
Current liabilities	772.0	936.3	913.7
Noncurrent liabilities	782.7	851.2	357.0
Minority interests	14.2	10.7	11.0

The company owns 51% of Intelligent Processing Solutions Limited (“iPSL”), a UK-based company, which provides high-volume payment processing. iPSL is fully consolidated in the company’s financial statements. The minority owners’ interests are reported in other long-term liabilities ($48.9 million and $52.8 million at December 31, 2003 and 2002, respectively) and in other income (expense), net in the company’s financial statements.

10 Debt

Long-term debt comprises the following:

December 31 (Millions)	2003	2002
8 1/8% senior notes due 2006	$400.0	$400.0
7 7/8% senior notes due 2008	200.0	200.0
7 1/4% senior notes due 2005	150.0	150.0
6 7/8% senior notes due 2010	300.0
Other, net of unamortized discounts	.5	2.4

Total	1,050.5	752.4
Less – current maturities	2.2	4.4

Total long-term debt	$1,048.3	$748.0

Total long-term debt maturities in 2004, 2005, 2006, 2007 and 2008 are $2.2 million, $151.6 million, $400.6 million, $.9 million and $200.3 million, respectively.

Cash paid during 2003, 2002 and 2001 for interest was $76.6 million, $73.6 million and $92.9 million, respectively. Capitalized interest expense during 2003, 2002 and 2001 was $14.5 million, $13.9 million and $11.8 million, respectively.

At December 31, 2003, the company had short-term borrowings of $17.7 million, borrowed principally by international subsidiaries, at a weighted average interest rate at December 31 of 7.4%.

In March 2003, the company issued $300 million of 6 7/8% senior notes due 2010.

In 2001, the company completed a cash tender offer for $319.2 million principal amount of its 11 3/4% senior notes due 2004 and redeemed, at a premium, the remaining $15.0 million outstanding principal amount of such notes. As a result of these actions, the company recorded a charge of $26.5 million, for the premium paid, unamortized debt-related expenses and transaction costs.

The company has a $500 million credit agreement that expires in May 2006. As of December 31, 2003, there were no borrowings under this facility. Borrowings under the agreement bear interest based on the then-current LIBOR or prime rates and the company’s credit rating. The credit agreement contains financial and other covenants, including maintenance of certain financial ratios, a minimum level of net worth and limitations on certain types of transactions, which could reduce the amount the company is able to borrow. Events of default under the credit agreement include failure to perform covenants, material adverse change, change of control and default under other debt aggregating at least $25 million. If an event of default were to occur under the credit agreement, the lenders would be entitled to declare all amounts borrowed under it immediately due and payable. The occurrence of an event of default under the credit agreement could also cause the acceleration of obligations under certain other agreements and the termination of the company’s U.S. trade accounts receivable facility. In addition, the company and certain international subsidiaries have access to certain uncommitted lines of credit from various banks. At December 31, 2003, the company met all covenants and conditions under its various lending and funding agreements.

11 Other accrued liabilities

Other accrued liabilities (current) comprise the following:

December 31 (Millions)	2003	2002
Customers’ deposits and prepayments	$409.6	$343.1
Deferred revenue	216.1	222.6
Payrolls and commissions	197.3	210.5
Accrued vacations	128.6	113.1
Taxes other than income taxes	72.9	74.5
Restructuring*	12.1	65.8
Other	269.1	283.2

Total other accrued liabilities	$1,305.7	$1,312.8

*	At December 31, 2003 and 2002, an additional $6.4 million and $12.6 million, respectively, was reported in other long-term liabilities on the consolidated balance sheets.

12 Product warranty

For equipment manufactured by the company, the company warrants that it will substantially conform to relevant published specifications for 12 months after shipment to the customer. The company will repair or replace, at its option and expense, items of equipment that do not meet this warranty. For company software, the company warrants that it will conform substantially to then-current published functional specifications for 90 days from customer’s receipt. The company will provide a workaround or correction for material errors in its software that prevent its use in a production environment.

The company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time revenue is recognized. Factors that affect the company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims and cost per claim. The company quarterly assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Presented below is a reconciliation of the aggregate product warranty liability:

Year ended December 31 (Millions)	2003	2002
Balance at January 1	$19.2	$16.1
Accruals for warranties issued during the period	23.5	16.4
Settlements made during the period	(18.3)	(15.2)
Changes in liability for pre-existing warranties during the period, including expirations	(3.6)	1.9

Balance at December 31	$20.8	$19.2

13 Rental expense and commitments

Rental expense, less income from subleases, for 2003, 2002 and 2001 was $165.6 million, $159.0 million and $161.6 million, respectively.

Minimum net rental commitments under noncancelable operating leases outstanding at December 31, 2003, substantially all of which relate to real properties, were as follows: 2004, $130.0 million; 2005, $102.0 million; 2006, $82.8 million; 2007, $66.1 million; 2008, $50.6 million; and $225.5 million thereafter. Such rental commitments have been reduced by minimum sublease rentals of $126.6 million, due in the future under noncancelable subleases.

In June 2003, the company entered into a new lease for its facility at Malvern, PA, that replaces a former lease that was due to expire in March 2005. The new lease has a 60-month term expiring in June 2008. Under the new lease, the company has the option to purchase the facility at any time for approximately $34 million. In addition, if the company does not exercise its purchase option and the lessor sells the facility at the end of the lease term for a price that is less than approximately $34 million, the company will be required to guarantee the lessor a residual value on the property of up to $29 million. The lessor is a substantive independent leasing company that does not have the characteristics of a variable interest entity as defined by FIN 46 and is therefore not consolidated by the company.

The company has accounted for the lease as an operating lease, and therefore, neither the leased facility nor the related debt is reported in the company’s accompanying consolidated balance sheets. As stated above, under the lease, the company is required to provide a guaranteed residual value on the facility of up to $29 million to the lessor at the end of the 60-month lease term. The company recognized a liability of approximately $1 million for the related residual value guarantee. The value of the guarantee was determined by computing the estimated present value of probability-weighted cash flows that might be expended under the guarantee, discounted using the company’s incremental borrowing rate of approximately 6.5%. The company has recorded a liability for the fair value of the obligation with a corresponding asset recorded as prepaid rent, which will be amortized to rental expense over the lease term. The liability will be subsequently assessed and adjusted to fair value as necessary.

At December 31, 2003, the company had outstanding standby letters of credit and surety bonds of approximately $280 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material.

14 Financial instruments

Due to its foreign operations, the company is exposed to the effects of foreign currency exchange rate fluctuations on the U.S. dollar. The company uses derivative financial instruments to manage its exposure to market risks from changes in foreign currency exchange rates. The derivative instruments used are foreign exchange forward contracts and foreign exchange options.

Certain of the company’s qualifying derivative financial instruments have been designated as cash flow hedging instruments. Such instruments are used to manage the company’s currency exchange rate risks for forecasted transactions involving intercompany sales and royalties and third-party royalty receipts. For the forecasted intercompany transactions, the company generally enters into derivative financial instruments for a six-month period by initially purchasing a three-month foreign exchange option, which, at expiration, is replaced with a three-month foreign exchange forward contract. For forecasted third-party royalty receipts, which are principally denominated in Japanese yen, the company generally purchases 12-month foreign exchange forward contracts.

The company recognizes the fair value of its cash flow hedge derivatives as either assets or liabilities in its consolidated balance sheets. Changes in the fair value related to the effective portion of such derivatives are recognized in other comprehensive income until the hedged item is recognized in earnings, at which point the accumulated gain or loss is reclassified out of other comprehensive income and into earnings. The ineffective portion of such derivative’s change in fair value is immediately recognized in earnings. The amount of ineffectiveness recognized in earnings during the years ended December 31, 2003, 2002 and 2001, related to cash flow hedge derivatives for third-party royalties was a gain of approximately $.5 million, $1.7 million and $4.2 million, respectively. The ineffective amount related to cash flow hedge derivatives for intercompany transactions was immaterial. Both the amounts reclassified out of other comprehensive income and into earnings and the ineffectiveness recognized in earnings related to cash flow hedge derivatives for forecasted intercompany transactions are recognized in cost of revenue, and in revenue for forecasted third-party royalties. Substantially all of the accumulated income and loss in other comprehensive income related to cash flow hedges at December 31, 2003, is expected to be reclassified into earnings within the next 12 months.

When a cash flow hedge is discontinued because it is probable that the original forcasted transaction will not occur by the end of the original specified time period, the company is required to reclassify any gains or losses out of other comprehensive income and into earnings. The amount of such reclassifications during the years ended December 31, 2003, 2002 and 2001, was immaterial.

In addition to the cash flow hedge derivatives mentioned above, the company enters into foreign exchange forward contracts that have not been designated as hedging instruments. Such contracts generally have maturities of one month and are used by the company to manage its exposure to changes in foreign currency exchange rates principally on intercompany accounts. The fair value of such instruments is recognized as either assets or liabilities in the company’s consolidated balance sheets, and changes in the fair value are recognized immediately in earnings in other income (expense), net in the company’s consolidated statements of income.

During the years ended December 31, 2003, 2002 and 2001, the company recognized foreign exchange transaction gains or (losses) in other income (expense), net in its consolidated statements of income of $(11.3) million, $(1.2) million and $21.4 million, respectively.

Financial instruments also include temporary cash investments and customer accounts receivable. Temporary investments are placed with creditworthy financial institutions, primarily in oversecuritized treasury repurchase agreements, Eurotime deposits, or commercial paper of major corporations. At December 31, 2003, the company’s cash equivalents principally have maturities of less than one month. Due to the short maturities of these instruments, they are carried on the consolidated balance sheets at cost plus accrued interest, which approximates market value. Realized gains or losses during 2003 and 2002, as well as unrealized gains or losses at December 31, 2003, were immaterial. Receivables are due from a large number of customers that are dispersed worldwide across many industries. At December 31, 2003 and 2002, the company had no significant concentrations of credit risk. The carrying amount of cash and cash equivalents, notes payable and long-term debt approximates fair value.

15 Litigation

There are various lawsuits, claims and proceedings that have been brought or asserted against the company. Although the ultimate results of these lawsuits, claims and proceedings are not currently determinable, management does not expect that these matters will have a material adverse effect on the company’s consolidated financial position, consolidated results of operations, or liquidity.

16 Segment information

The company has two business segments: Services and Technology. The products and services of each segment are marketed throughout the world to commercial businesses and governments. Revenue classifications by segment are as follows: Services – systems integration and consulting, outsourcing, infrastructure services, and core maintenance; Technology – enterprise-class servers and specialized technologies.

The accounting policies of each business segment are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are priced as if the sales or transfers were to third parties. Accordingly, the Technology segment recognizes intersegment revenue and manufacturing profit on hardware and software shipments to customers under Services contracts. The Services segment, in turn, recognizes customer revenue and marketing profit on such shipments of company hardware and software to customers. The Services segment also includes the sale of hardware and software products sourced from third parties that are sold to customers through the company’s Services channels. In the company’s consolidated statements of income, the manufacturing costs of products sourced from the Technology segment and sold to Services customers are reported in cost of revenue for Services.

Also included in the Technology segment’s sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services engagements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2003, 2002 and 2001, was $24.4 million, $19.2 million and $21.8 million, respectively. The profit on these transactions is eliminated in Corporate.

The company evaluates business segment performance on operating income exclusive of restructuring charges and unusual and nonrecurring items, which are included in Corporate. All corporate and centrally incurred costs are allocated to the business segments based principally on revenue, employees, square footage or usage.

Corporate assets are principally cash and cash equivalents, prepaid pension assets and deferred income taxes. The expense or income related to corporate assets is allocated to the business segments. In addition, corporate assets include an offset for interests in accounts receivable that have been recorded as sales in accordance with SFAS No. 140, because such receivables are included in the assets of the business segments.

No single customer accounts for more than 10% of revenue. Revenue from various agencies of the U.S. Government, which is reported in both business segments, approximated $895 million, $579 million and $623 million in 2003, 2002 and 2001, respectively. Included in these amounts are $165 million, $86 million and $17 million, respectively, of revenue associated with products leased to various agencies of the U.S. Government and sold to a third-party finance company.

A summary of the company’s operations by business segment for 2003, 2002 and 2001 is presented below:

(Millions)	Total	Corporate	Services	Technology
2003
Customer revenue	$5,911.2		$4,691.9	$1,219.3
Intersegment		$(319.8)	25.9	293.9

Total revenue	$5,911.2	$(319.8)	$4,717.8	$1,513.2

Operating income (loss)	$427.7	$(.6)	$236.2	$192.1
Depreciation and amortization	342.6		193.6	149.0
Total assets	5,474.6	2,244.1	2,256.3	974.2
Investments at equity	153.3	1.1		152.2
Capital expenditures	251.3	11.8	202.3	37.2

2002
Customer revenue	$5,607.4		$4,285.1	$1,322.3
Intersegment		$(331.9)	38.8	293.1

Total revenue	$5,607.4	$(331.9)	$4,323.9	$1,615.4

Operating income (loss)	$423.2	$(21.4)	$256.0	$188.6
Depreciation and amortization	297.8		167.2	130.6
Total assets	4,981.4	1,995.3	2,002.0	984.1
Investments at equity	111.8	1.1		110.7
Capital expenditures	196.2	15.3	142.4	38.5

2001
Customer revenue	$6,018.1		$4,444.6	$1,573.5
Intersegment		$(363.4)	73.8	289.6

Total revenue	$6,018.1	$(363.4)	$4,518.4	$1,863.1

Operating income (loss)	$(4.5)	$(315.7)	$94.7	$216.5
Depreciation and amortization	318.0		155.1	162.9
Total assets	5,769.1	2,617.6	2,009.3	1,142.2
Investments at equity	212.3	1.8		210.5
Capital expenditures	199.4	28.9	113.8	56.7

Presented below is a reconciliation of total business segment operating income to consolidated income (loss) before income taxes:

Year ended December 31 (Millions)	2003	2002	2001
Total segment operating income	$428.3	$444.6	$311.2
Interest expense	(69.6)	(66.5)	(70.0)
Other income (expense), net	22.4	(23.9)	1.5
Corporate and eliminations	(.6)	(21.4)	(39.4)
Fourth-quarter charges			(276.3)

Total income (loss) before income taxes	$380.5	$332.8	$(73.0)

Presented below is a reconciliation of total business segment assets to consolidated assets:

December 31 (Millions)	2003	2002	2001
Total segment assets	$3,230.5	$2,986.1	$3,151.5
Cash and cash equivalents	635.9	301.8	325.9
Prepaid pension assets	55.5		1,221.0
Deferred income taxes	1,654.6	1,787.3	1,090.4
Elimination for sale of receivables	(264.4)	(273.5)	(191.8)
Other corporate assets	162.5	179.7	172.1

Total assets	$5,474.6	$4,981.4	$5,769.1

Customer revenue by classes of similar products or services, by segment, is presented below:

Year ended December 31 (Millions)	2003	2002	2001
Services
Systems integration and consulting	$1,595.8	$1,455.6	$1,465.3
Outsourcing	1,682.7	1,441.2	1,302.3
Infrastructure services	841.3	831.7	1,094.9
Core maintenance	572.1	556.6	582.1

	4,691.9	4,285.1	4,444.6
Technology
Enterprise-class servers	928.7	955.9	1,048.5
Specialized technologies	290.6	366.4	525.0

	1,219.3	1,322.3	1,573.5

Total	$5,911.2	$5,607.4	$6,018.1

Geographic information about the company’s revenue, which is principally based on location of the selling organization, and properties, is presented below:

(Millions)	2003	2002	2001
Revenue
United States	$2,757.1	$2,500.7	$2,595.3
United Kingdom	837.4	749.3	823.9
Other foreign	2,316.7	2,357.4	2,598.9

Total	$5,911.2	$5,607.4	$6,018.1

Properties, net
United States	$278.7	$293.9	$320.4
United Kingdom	44.9	39.9	39.0
Other foreign	100.6	113.0	109.4

Total	$424.2	$446.8	$468.8

17 Employee plans

Stock plans Under the company’s plans, stock options, stock appreciation rights, restricted stock, and restricted stock units may be granted to officers, directors and other key employees.

Options have been granted to purchase the company’s common stock at an exercise price equal to or greater than the fair market value at the date of grant. Options generally have a maximum duration of 10 years and become exercisable in annual installments over a four-year period following date of grant.

Restricted stock and restricted stock units have been granted and are subject to forfeiture until the expiration of a specified period of service commencing on the date of grant. Compensation expense resulting from the awards is charged to income ratably from the date of grant until the date the restrictions lapse and is based on fair market value at the date of grant. During the years ended December 31, 2003, 2002 and 2001, $.9 million, $.2 million and $.6 million was charged to income, respectively.

The company has a worldwide Employee Stock Purchase Plan (“ESPP”), which enables substantially all regular employees to purchase shares of the company’s common stock through payroll deductions of up to 10% of eligible pay with a limit of $25,000 per employee. The price the employee pays is 85% of the market price at the beginning or end of a calendar quarter, whichever is lower. During the years ended December 31, 2003, 2002 and 2001, employees purchased newly issued shares from the company for $25.4 million, $24.1 million and $28.8 million, respectively.

U.S. employees are eligible to participate in an employee savings plan. Under this plan, employees may contribute a percentage of their pay for investment in various investment alternatives. Company matching contributions of 2% of pay are made in the form of newly issued shares of company common stock. The charge to income related to the company match for the years ended December 31, 2003, 2002 and 2001, was $18.8 million, $17.9 million and $18.0 million, respectively.

The company applies APB Opinion 25 for its stock plans and the disclosure-only option under SFAS No. 123. Accordingly, no compensation expense is recognized for stock options granted and for common stock purchases under the ESPP.

The fair value of stock options is estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2003, 2002 and 2001, respectively: risk-free interest rates of 2.89%, 4.44% and 5.08%, volatility factors of the expected market price of the company’s common stock of 55%, a weighted average expected life of the options of five years and no dividends.

A summary of the status of stock option activity follows:

Year ended December 31 (Shares in thousands)	2003		2002		2001
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Outstanding at beginning of year	38,890	$19.73	28,653	$22.56	22,085	$24.44
Granted	5,327	8.93	13,873	14.39	9,122	17.75
Exercised	(736)	8.39	(647)	7.68	(697)	6.91
Forfeited and expired	(1,983)	16.84	(2,989)	29.18	(1,857)	27.07

Outstanding at end of year	41,498	18.70	38,890	19.73	28,653	22.56

Exercisable at end of year	21,704	22.18	15,570	21.94	11,709	19.90

Shares available for granting options at end of year	19,560		12,449		2,477

Weighted average fair value of options granted during the year		$4.20		$5.95		$9.80

December 31, 2003 (Shares in thousands)	Outstanding			Exercisable
Exercise Price Range	Shares	Average Life *	Average Exercise Price	Shares	Average Exercise Price
$5.75–11.79	9,795	6.71	$8.64	4,013	$8.78
$11.79–12.11	8,912	8.13	12.10	2,144	12.10
$12.11–22.72	10,287	6.52	19.19	6,225	20.15
$22.72–34.13	12,376	6.21	30.80	9,194	31.52
$34.13–51.73	128	5.33	38.55	128	38.55

Total	41,498	6.81	18.70	21,704	22.18

*	Average contractual remaining life in years.

Retirement benefits

December 31 is the measurement date for both U.S. and international defined benefit pension plans. Retirement plans’ funded status and amounts recognized in the company’s consolidated balance sheets at December 31, 2003 and 2002, follow:

	U.S. Plans		International Plans
December 31 (Millions)	2003	2002	2003	2002
Change in benefit obligation
Benefit obligation at beginning of year	$4,123.9	$3,869.0	$1,317.8	$947.0
Service cost	58.8	36.0	41.3	27.6
Interest cost	267.4	278.9	80.0	64.3
Plan participants’ contributions			8.5	7.2
Plan amendments		(74.0)	2.2	1.2
Actuarial loss	194.2	319.1	92.8	117.3
Benefits paid	(292.7)	(305.1)	(44.5)	(49.7)
Effect of terminations, settlements and curtailments			5.0	2.6
Foreign currency translation adjustments			211.4	152.1
Other*			82.7	48.2

Benefit obligation at end of year	$4,351.6	$4,123.9	$1,797.2	$1,317.8

Accumulated benefit obligation	$4,327.2	$4,121.5	$1,561.5	$1,149.1

Change in plan assets
Fair value of plan assets at beginning of year	$3,574.4	$4,300.1	$974.6	$914.9
Actual return on plan assets	841.9	(428.2)	118.8	(111.6)
Employer contribution	5.9	7.6	56.6	34.6
Plan participants’ contributions			8.5	7.2
Benefits paid	(292.7)	(305.1)	(44.5)	(49.7)
Foreign currency translation adjustments			161.5	126.2
Other*			80.7	53.0

Fair value of plan assets at end of year	$4,129.5	$3,574.4	$1,356.2	$974.6

Funded status	$(222.1)	$(549.5)	$(441.0)	$(343.2)
Unrecognized net actuarial loss	1,601.3	1,865.9	640.6	514.6
Unrecognized prior service (benefit) cost	(62.4)	(74.4)	11.1	6.8

Net amount recognized	$1,316.8	$1,242.0	$210.7	$178.2

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost			$55.5	$—
Intangible asset			8.8	6.8
Accrued pension liability	$(197.7)	$(547.1)	(235.9)	(180.6)
Accumulated other comprehensive loss**	1,514.5	1,789.1	382.3	352.0

	$1,316.8	$1,242.0	$210.7	$178.2

*	Represents amounts of pension assets and liabilities assumed by the company at the inception of certain outsourcing contracts related to the customers’ employees hired by the company.
**	In addition to amounts recognized in other comprehensive loss relating to company pension plans, the company recorded $74.0 million and $80.4 million at December 31, 2003 and 2002, respectively, in other comprehensive loss related to its share of NUL’s minimum pension liability adjustment.

Information for plans with an accumulated benefit obligation in excess of plan assets at December 31, 2003 and 2002, follows:

December 31 (Millions)	2003	2002
Projected benefit obligation	$5,691.1	$5,441.7
Accumulated benefit obligation	5,574.0	5,270.6
Fair value of plan assets	5,146.1	4,549.0

Net periodic pension cost for 2003, 2002 and 2001 includes the following components:

	U.S. Plans			International Plans
Year ended December 31 (Millions)	2003	2002	2001	2003	2002	2001
Service cost	$58.8	$36.0	$35.2	$41.3	$27.6	$22.3
Interest cost	267.4	278.9	273.7	80.0	64.3	55.1
Expected return on plan assets	(403.6)	(459.8)	(476.2)	(97.2)	(91.4)	(79.4)
Amortization of prior service (benefit) cost	(12.0)	(5.6)	(5.5)	1.0	.8	.9
Amortization of asset or liability at adoption						.3
Recognized net actuarial loss (gain)	20.6	1.7	1.2	14.0	2.6	(1.0)
Settlement/curtailment (gain) loss		(.4)		7.1	1.8	3.4

Net periodic pension (income) cost	$(68.8)	$(149.2)	$(171.6)	$46.2	$5.7	$1.6

Weighted-average assumptions used to determine net periodic pension cost for the years ended December 31 were as follows:

Discount rate	6.75%	7.50%	8.00%	5.86%	6.25%	6.57%
Rate of compensation increase	5.40%	5.40%	5.40%	3.64%	3.80%	3.77%
Expected long-term rate of return on assets*	8.75%	9.50%	10.00%	7.64%	8.20%	8.54%

*	For 2004, the company has assumed that the expected long-term rate of return on plan assets for its U.S. defined benefit pension plan will be 8.75%.

Weighted-average assumptions used to determine benefit obligations at December 31 were as follows:

Discount rate	6.25%	6.75%	7.50%	5.30%	5.86%	6.25%
Rate of compensation increase	4.60%	5.40%	5.40%	3.00%	3.64%	3.80%

The allocation for the U.S. pension plan at December 31, 2003 and 2002, follows:

December 31	2003	2002
Asset Category
Equity securities	68%	64%
Debt securities	24	27
Real estate	6	8
Cash	2	1

Total	100%	100%

The company’s investment policy targets and ranges for each asset category are as follows:

Asset Category	Target	Range
Equity securities	68%	65-71%
Debt securities	26%	23-29%
Real estate	6%	3-9%
Cash	0%	0-5%

The company periodically reviews its asset allocation taking into consideration plan liabilities, plan payment streams and then-current capital market assumptions. The actual asset allocation is monitored monthly relative to the established policy targets and ranges. If the actual asset allocation is close to or out of any of the ranges, a review is conducted. Rebalancing will occur toward the target allocation with due consideration given to the liquidity of the investments and transaction costs.

The objectives of the company’s investment strategies are as follows: (a) to provide a total return that, over the long term, maximizes investment return on assets, at a level of risk deemed appropriate, (b) to maximize return on assets by investing primarily in equity securities, (c) to diversify investments within asset classes to reduce the impact of losses in single investments, and (d) to invest in compliance with the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and any subsequent applicable regulations and laws.

The company sets the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. The company considered the current expectations for future returns and the actual historical returns of each asset class. Also, since the company’s investment policy is to actively manage certain asset classes where the potential exists to outperform the broader market, the expected returns for those asset classes were adjusted to reflect the expected additional returns.

The company expects to make cash contributions of approximately $66 million to its worldwide defined benefit pension plans in 2004. In accordance with regulations governing contributions to U.S. defined benefit pension plans, the company is not required to fund its U.S. qualified defined benefit pension plan in 2004.

As of December 31, 2003, the following benefit payments, which reflect expected future service, are expected to be paid from the U.S. defined benefit pension plans:

Year ending December 31 (Millions)	Expected payments
2004	$297.4
2005	301.3
2006	306.8
2007	313.6
2008	320.3
2009-2013	1,716.0

Other postretirement benefits

December 31 is the measurement date for the company’s postretirement medical plan. A reconciliation of the benefit obligation, fair value of the plan assets and the funded status of the postretirement medical plan at December 31, 2003 and 2002, follow:

December 31 (Millions)	2003	2002
Change in benefit obligation
Benefit obligation at beginning of year	$227.4	$220.1
Interest cost	14.6	14.7
Plan participants’ contributions	30.4	30.7
Actuarial loss	11.1	17.5
Benefits paid	(57.9)	(55.6)

Benefit obligation at end of year	$225.6	$227.4

Change in plan assets
Fair value of plan assets at beginning of year	$11.9	$13.4
Actual return on plan assets	.4	1.1
Employer contributions	25.3	22.3
Plan participants’ contributions	30.4	30.7
Benefits paid	(57.9)	(55.6)

Fair value of plan assets at end of year	$10.1	$11.9

Funded status	$(215.5)	$(215.5)
Unrecognized net actuarial loss	48.4	40.7
Unrecognized prior service benefit	(5.9)	(7.9)

Accrued benefit cost	$(173.0)	$(182.7)

Net periodic postretirement benefit cost for 2003, 2002 and 2001, follows:

Year ended December 31 (Millions)	2003	2002	2001
Interest cost	$14.6	$14.7	$15.2
Amortization of prior service benefit	(2.0)	(2.0)	(2.0)
Recognized net actuarial loss	3.1	1.9	1.3

Net periodic benefit cost	$15.7	$14.6	$14.5

Weighted-average assumptions used to determine net periodic postretirement benefit cost for the years ended December 31 were as follows:
Discount rate	7.00%	7.40%	7.70%
Expected return on plan assets	6.75%	8.00%	8.00%

Weighted-average assumptions used to determine benefit obligation at December 31 were as follows:
Discount rate	6.74%	7.00%	7.40%

The plan assets are invested as follows: 94% debt securities and 6% cash. The company reviews its asset allocation periodically, taking into consideration plan liabilities, plan payment streams and then-current capital market assumptions. The company sets the long-term expected return on asset assumption based principally on the long-term expected return on debt securities. These return assumptions are based on a combination of current market conditions, capital market expectations of third-party investment advisors and actual historical returns of the asset classes.

The company expects to contribute approximately $25 million to its postretirement benefit plan in 2004.

Assumed health care cost trend rates at December 31	2003	2002
Health care cost trend rate assumed for next year	9.3%	10.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.5%	5.5%
Year that the rate reaches the ultimate trend rate	2008	2008

A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions of dollars):

	1-Percentage- Point Increase	1-Percentage- Point Decrease
Effect on total of service and interest cost	$.7	$(.7)
Effect on postretirement benefit obligation	10.9	(10.9)

As of December 31, 2003, the following benefit payments are expected to be paid from the company’s postretirement medical plan:

Year ending December 31 (Millions)	Expected payments
2004	$24.5
2005	25.6
2006	26.7
2007	27.3
2008	27.6
2009-2013	116.0

On December 8, 2003, the president of the United States signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Under a Financial Accounting Standards Board Staff Position FSP FAS 106-1, issued on January 12, 2004, the company has elected to defer accounting for the effects of the Act. Therefore, the measures of the postretirement benefit obligation and the net periodic postretirement benefit cost herein do not reflect the effects of the Act on the plan. Specific authorative guidance on the accounting for the federal subsidy is pending, and that guidance, when issued, could require the company to change previously reported information.

18 Stockholders’ equity

The company has 720.0 million authorized shares of common stock, par value $.01 per share, and 40.0 million shares of authorized preferred stock, par value $1 per share, issuable in series.

Each outstanding share of common stock has attached to it one preferred share purchase right. The rights become exercisable only if a person or group acquires 20% or more of the company’s common stock, or announces a tender or exchange offer for 30% or more of the common stock. Until the rights become exercisable, they have no dilutive effect on net income per common share.

At December 31, 2003, 87.2 million shares of unissued common stock of the company were reserved principally for stock options and for stock purchase and savings plans.

Comprehensive income (loss) for the three years ended December 31, 2003, includes the following components:

Year ended December 31 (Millions)	2003	2002	2001
Net income (loss)	$258.7	$223.0	$(67.1)

Other comprehensive income (loss)
Cumulative effect of change in accounting principle (SFAS No. 133), net of tax of $1.8			3.3
Cash flow hedges
Income (loss), net of tax of $(8.6), $(4.3) and $5.1	(15.9)	(7.9)	9.7
Reclassification adjustments, net of tax of $5.9, $1.2 and $(4.6)	10.8	2.0	(8.6)
Foreign currency translation adjustments	65.3	(33.8)	(67.5)
Minimum pension liability, net of tax of $(85.9) and $731.2	164.8	(1,490.4)

Total other comprehensive income (loss)	(225.0)	(1,530.1)	(63.1)

Comprehensive income (loss)	$483.7	$(1,307.1)	$(130.2)

Accumulated other comprehensive income (loss) as of December 31, 2003, 2002 and 2001, is as follows (in millions of dollars):

	Total	Translation Adjustments	Cash Flow Hedges	Minimum Pension Liability
Balance at December 31, 2000	$(643.7)	$(643.7)	$—	$—
Change during period	(63.1)	(67.5)	4.4

Balance at December 31, 2001	(706.8)	(711.2)	4.4	—
Change during period	(1,530.1)	(33.8)	(5.9)	(1,490.4)

Balance at December 31, 2002	(2,236.9)	(745.0)	(1.5)	(1,490.4)
Change during period	225.0	65.3	(5.1)	164.8

Balance at December 31, 2003	$(2,011.9)	$(679.7)	$(6.6)	$(1,325.6)

Report of Independent Auditors

To the Board of Directors of Unisys Corporation

We have audited the accompanying consolidated balance sheets of Unisys Corporation as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of Unisys Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unisys Corporation at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the consolidated financial statements, in 2002 Unisys Corporation adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which resulted in Unisys Corporation changing the method of accounting for goodwill.

/s/    Ernst & Young LLP

Philadelphia, Pennsylvania

January 20, 2004

UNISYS CORPORATION

Supplemental Financial Data (Unaudited)

Quarterly financial information

(Millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2003
Revenue	$1,398.9	$1,425.0	$1,449.7	$1,637.6	$5,911.2
Gross profit	387.1	392.1	425.1	510.7	1,715.0
Income before income taxes	57.5	78.2	84.0	160.8	380.5
Net income	38.5	52.5	56.2	111.5	258.7
Earnings (loss) per share – basic	.12	.16	.17	.34	.79
– diluted	.12	.16	.17	.33	.78
Market price per share – high	11.24	12.45	14.19	16.85	16.85
– low	8.25	9.08	11.41	13.32	8.25

2002
Revenue	$1,362.5	$1,359.8	$1,332.3	$1,552.8	$5,607.4
Gross profit	389.3	404.5	403.0	491.7	1,688.5
Income before income taxes	48.9	62.9	88.1	132.9	332.8
Net income	32.7	42.2	59.0	89.1	223.0
Earnings per share – basic	.10	.13	.18	.27	.69
– diluted	.10	.13	.18	.27	.69
Market price per share – high	13.74	13.84	9.67	11.49	13.84
– low	10.78	8.30	6.39	5.92	5.92

The individual quarterly per-share amounts may not total to the per-share amount for the full year because of accounting rules governing the computation of earnings per share.

Market prices per share are as quoted on the New York Stock Exchange composite listing.

Five-year summary of selected financial data

(Millions, except per share data)	2003	2002	2001(1)	2000(1)	1999
Results of operations
Revenue	$5,911.2	$5,607.4	$6,018.1	$6,885.0	$7,544.6
Operating income (loss)	427.7	423.2	(4.5)	426.8	960.7
Income (loss) before income taxes	380.5	332.8	(73.0)	348.5	751.7
Net income (loss)	258.7	223.0	(67.1)	225.0	510.7
Dividends on preferred shares					36.7
Earnings (loss) on common shares	258.7	223.0	(67.1)	225.0	474.0
Earnings (loss) per common share
Basic	.79	.69	(.21)	.72	1.65
Diluted	.78	.69	(.21)	.71	1.59
Financial position
Total assets	$5,474.6	$4,981.4	$5,769.1	$5,713.3	$5,885.0
Long-term debt	1,048.3	748.0	745.0	536.3	950.2
Common stockholders’ equity	1,395.2	856.0	2,112.7	2,186.1	1,953.3
Common stockholders’ equity per share	4.20	2.62	6.59	6.93	6.29
Other data
Research and development	$280.1	$273.3	$331.5	$333.6	$339.4
Capital additions of properties and outsourcing assets	251.3	196.2	199.4	198.3	219.6
Investment in marketable software	144.1	139.9	136.8	152.4	122.8
Depreciation and amortization of properties and outsourcing assets	219.0	176.8	156.0	148.3	148.4
Amortization
Marketable software	123.6	121.0	145.5	115.5	110.9
Goodwill			16.5	21.8	21.7
Common shares outstanding (millions)	331.9	326.2	320.6	315.4	310.6
Stockholders of record (thousands)	26.3	27.3	28.4	29.7	32.8
Employees (thousands)	37.3	36.4	38.9	36.9	35.8

(1)	Includes special pretax charges of $276.3 million and $127.6 million for the years ended December 31, 2001 and 2000, respectively.