Form 10-K, Exhibit 13
period 2004-12-31
UNISYS CORP
filed 2005-02-18
CIK 746838

Exhibit 13

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Overview

In 2004 the company’s financial results were impacted by a number of factors that resulted in lower earnings compared with 2003. Operationally, the company experienced execution issues in several of its large, transformational business process outsourcing engagements. These contracts involve transitioning from the client’s legacy environment to a new, state-of-the-art environment with new processes and software. The company underestimated the amount of time and related expense needed to complete this transition to the new environment. It has taken the company longer to develop the new software and transition to the new processes. This has resulted in higher-than-expected costs on the contracts, not only in terms of creating the new technology and processes, but also in the salary costs involved in the legacy operation. While the company has experienced transitional issues in these engagements, it has continued to meet service level agreements and achieve targeted cost reductions for clients. The company is addressing these execution issues but expects the issues to continue to impact its results into 2005. Despite the issues discussed above, the company remains committed to the outsourcing business. Outsourcing is the fastest-growing area of the IT services industry, and with the company’s end-to-end services portfolio and vertical industry focus, the company believes it has the appropriate capabilities to succeed in this market. In addition, the company experienced a decline in sales of large enterprise servers. Lower sales of these systems, which are highly profitable, significantly contributed to the lower earnings in 2004. The company expects the challenges in the outsourcing engagements, and the weakness in high-end enterprise server sales, to continue to impact its financial results in 2005.

The company’s results in 2004 included the following significant items:

•	The company recorded a pretax, non-cash impairment charge of $125.6 million, or $.26 per share, to write off all of the contract-related assets related to one of the company’s outsourcing operations. See Note 3 of the Notes to Consolidated Financial Statements.

•	During the fourth quarter of 2004, the company favorably settled various income tax audit issues. As a result of the settlements, the company recorded a tax benefit of $28.8 million, or $.09 per share. See Note 3 of the Notes to Consolidated Financial Statements.

•	To reduce costs, on September 30, 2004 the company consolidated facility space and committed to a work force reduction of about 1,400 positions, primarily in general and administrative areas. These actions resulted in an after-tax charge to earnings of $60.0 million, or $.18 per diluted share, in the third quarter of 2004. See Note 3 of the Notes to Consolidated Financial Statements.

•	In the third quarter of 2004, the U.S. Congressional Joint Committee on Taxation approved an income tax refund to the company related to the settlement of tax audit issues dating from the mid-1980s. As a result of the resolution of these audit issues, the company recorded a tax benefit of $68.2 million, or $.20 per diluted share, to net income in 2004. See Note 3 of the Notes to Consolidated Financial Statements.

•	In 2004, the company experienced a significant impact to its earnings due to pension accounting. In 2004, the company recorded pretax pension expense of $93.6 million compared with pretax pension income of $22.6 million in 2003 – a year-over-year increase in expense of $116.2 million. Despite the impact of the year-over-year increase in pension expense, the company’s cash requirements for its pension plans in 2004 of $63 million were flat compared with 2003. The company expects its reported earnings in 2005 to be impacted by a further significant increase in pension expense. See the discussion of “Pensions” later in this Management’s Discussion and Analysis as well as Note 17 of the Notes to Consolidated Financial Statements.

Largely as a result of these factors, the company reported lower earnings in 2004 compared with 2003. In 2004, the company reported net income of $38.6 million, or $.11 per diluted share, compared with net income of $258.7 million, or $.78 per diluted share, in 2003. In 2002, the company reported net income of $223.0 million, or $.69 per share.

Results of operations

Company results

Revenue for 2004 was $5.82 billion compared with $5.91 billion in 2003 and $5.61 billion in 2002. Revenue in 2004 decreased 2% from the prior year. This decrease was due to a 10% decline in Technology revenue offset in part by an increase of 1% in Services revenue. Foreign currency fluctuations had a 4% positive impact on revenue in 2004 compared with 2003. Revenue in 2003 increased 5% from the prior year. The increase was due to an increase of 9% in Services revenue offset in part by an 8% decline in Technology revenue. Foreign currency fluctuations had a 4% positive impact on revenue in 2003 compared with 2002. Revenue from international operations in 2004, 2003 and 2002 was $3.18 billion, $3.15 billion and $3.11 billion, respectively. On a constant currency basis, international revenue declined 7% in 2004 compared with 2003. Revenue from U.S. operations was $2.64 billion in 2004, $2.76 billion in 2003 and $2.50 billion in 2002.

Pension expense for 2004 was $93.6 million compared with pension income of $22.6 million in 2003 and pension income of $143.5 million in 2002. The change to pension expense in 2004 from pension income in 2003 was due to the following: (a) a decline in the discount rate used for the U.S. qualified defined benefit pension plan to 6.25% at December 31, 2003 from 6.75% at December 31, 2002, (b) an increase in amortization of net unrecognized losses, (c) lower expected returns on plan assets due to four-year smoothing of the differences between the calculated value of plan assets and the fair value of plan assets, and (d) for international plans, declines in discount rates and the effects of currency translation. The principal reasons for the decline in pension income in 2003 from 2002 were the following: (a) effective January 1, 2003, the company reduced its expected long-term rate of return on plan assets for its U.S. pension plan to 8.75% from 9.50%, (b) the discount rate used for the U.S. pension plan declined to 6.75% at December 31, 2002 from 7.50% at December 31, 2001, (c) lower expected return on U.S. plan assets due to asset declines and the company’s change as of January 1, 2003 to a cash balance plan in the U.S., and (d) for international plans, declines in discount rates, lower expected long-term rates of return on plan assets, and currency translation. The company records pension income or expense, as well as other employee-related costs such as payroll taxes and medical insurance costs, in operating income in the following income statement categories: cost of sales; selling, general and administrative expenses; and research and development expenses. The amount allocated to each category is based on where the salaries of active employees are charged.

Total gross profit percent was 23.4% in 2004, 29.0% in 2003 and 30.1% in 2002. The decrease in gross profit percent in 2004 compared with 2003 principally reflected (a) the $125.6 million impairment charge in 2004, (b) a $28.1 million charge in 2004 relating to the cost reduction actions, (c) pension expense of $67.2 million in 2004 compared with pension expense of $1.3 million in 2003, and (d) execution issues in 2004 in several outsourcing contracts. The decrease in gross profit percent in 2003 compared with 2002 principally reflected pension expense of $1.3 million in 2003 and pension income of $73.0 million in 2002.

Selling, general and administrative expenses were $1.10 billion in 2004 (18.9% of revenue), $1.01 billion in 2003 (17.0% of revenue) and $.99 billion in 2002 (17.7% of revenue). The increase in selling, general and administrative expenses in 2004 was principally due to (a) a $50.2 million charge in 2004 relating to the cost reduction actions, (b) $18.3 million of pension expense in 2004 compared with pension income of $9.7 million in 2003, and (c) the impact of foreign currency exchange rates. The increase in expense in 2003 was principally due to (a) pension income of $9.7 million in 2003 compared with pension income of $39.4 million in 2002 and (b) the impact of foreign currency exchange rates, offset, in part, by continued tight cost controls.

Research and development (R&D) expenses in 2004 were $294.3 million compared with $280.1 million in 2003 and $273.3 million in 2002. The company continues to invest in high-end Cellular MultiProcessing (CMP) server technology and in key programs within its industry practices. R&D in 2004 includes an $8.4 million charge relating to the cost reduction actions as well as $8.1 million of pension expense compared with pension income of $14.2 million in 2003. The increase in expense in 2003 compared with 2002 was principally due to lower pension income of $14.2 million in 2003 compared with pension income of $31.1 million in 2002.

In 2004, the company reported a pretax operating loss of $34.8 million compared with pretax operating income of $427.7 million in 2003 and income of $423.2 million in 2002. The operating loss in 2004 principally reflected (a) the $125.6 million impairment charge, (b) an $86.7 million charge relating to the cost reduction actions, (c) pension expense of $93.6 million in 2004 compared with pension income of $22.6 million in 2003, and (d) execution issues in 2004 in several outsourcing contracts.

Interest expense was $69.0 million in 2004, $69.6 million in 2003 and $66.5 million in 2002.

Other income (expense), net, which can vary from year to year, was income of $27.8 million in 2004, compared with income of $22.4 million in 2003 and expense of $23.9 million in 2002. The difference in 2004 from 2003 was principally due to foreign exchange losses of $5.2 million in 2004 compared with foreign exchange losses of $11.3 million in 2003. The difference in 2003 from 2002 was principally due to equity income of $18.3 million in 2003 compared with a loss of $12.4 million in 2002. Specifically in 2003, the company recognized $12.2 million income related to its share of a subsidy recorded by Nihon Unisys, Ltd. (NUL) upon transfer of a portion of its pension plan obligation to the Japanese government. In 2002, the company recognized a charge of $21.8 million related to its share of an early retirement charge recorded by NUL. In addition in 2003, the company recorded $10.7 million of income related to minority investors’ share of companies owned 51% by the company, compared with $.3 million in 2002. Partially offsetting these items were foreign exchange losses in 2003 of $11.3 million compared with losses in 2002 of $1.2 million.

Income before income taxes in 2004 was a loss of $76.0 million compared with income of $380.5 million in 2003 and income of $332.8 million in 2002.

The provision for income taxes in 2004 was a benefit of $114.6 million compared with a provision of $121.8 million in 2003 and a provision of $109.8 million in 2002. The 2004 benefit for taxes includes (a) a benefit of $68.2 million related to the tax refund, (b) a benefit of $28.8 million related to the other favorable income tax audit settlements, (c) a $37.7 million benefit related to the impairment charge, and (d) a $22.0 million benefit related to the cost reduction actions.

At December 31, 2004, the company owned approximately 29% of the voting common stock of NUL. NUL is the exclusive supplier of the company’s hardware and software products in Japan. The company accounts for this investment by the equity method. For the years ended December 31, 2004, 2003 and 2002, total direct and indirect sales to NUL were approximately $240 million, $275 million and $270 million, respectively.

At December 31, 2004, the market value of the company’s investment in NUL was approximately $318 million and the amount of this investment recorded on the company’s books was $196 million, which is net of $47 million relating to the company’s share of NUL’s minimum pension liability adjustment. The market value is determined by both the quoted price per share of NUL’s shares on the Tokyo stock exchange and the current exchange rate of the Japanese yen to the U.S. dollar. At any point in time, the company’s book value may be higher or lower than the market value. The company would reflect impairment in this investment only if a loss in value of the investment were deemed to be other than a temporary decline.

Segments results

The company has two business segments: Services and Technology. Revenue classifications by segment are as follows: Services – consulting and systems integration, outsourcing, infrastructure services and core maintenance; Technology – enterprise-class servers and specialized technologies. The accounting policies of each business segment are the same as those followed by the company as a whole. Intersegment sales and transfers are priced as if the sales or transfers were to third parties. Accordingly, the Technology segment recognizes intersegment revenue and manufacturing profit on hardware and software shipments to customers under Services contracts. The Services segment, in turn, recognizes customer revenue and marketing profit on such shipments of company hardware and software to customers. The Services segment also includes the sale of hardware and software products sourced from third parties that are sold to customers through the company’s Services channels. In the company’s consolidated statements of income, the manufacturing costs of products sourced from the Technology segment and sold to Services customers are reported in cost of revenue for Services.

Also included in the Technology segment’s sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services agreements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2004, 2003 and 2002, was $17.9 million, $24.4 million and $19.2 million, respectively. The profit on these transactions is eliminated in Corporate.

The company evaluates business segment performance on operating income exclusive of restructuring charges and unusual and nonrecurring items, which are included in Corporate. All other corporate and centrally incurred costs are allocated to the business segments, based principally on revenue, employees, square footage or usage. Therefore, the segment comparisons below exclude the cost reduction items mentioned above. See Note 16 of the Notes to Consolidated Financial Statements.

Information by business segment for 2004, 2003 and 2002 is presented below:

(millions of dollars)	Total	Eliminations	Services	Technology
2004
Customer revenue	$5,820.7		$4,724.7	$1,096.0
Intersegment		$(251.8)	18.1	233.7

Total revenue	$5,820.7	$(251.8)	$4,742.8	$1,329.7

Gross profit percent	23.4%		14.8%	51.7%
Operating income percent	(.6)%		(1.7)%	10.2%

2003
Customer revenue	$5,911.2		$4,691.9	$1,219.3
Intersegment		$(319.8)	25.9	293.9

Total revenue	$5,911.2	$(319.8)	$4,717.8	$1,513.2

Gross profit percent	29.0%		20.2%	50.4%
Operating income percent	7.2%		5.0%	12.7%

2002
Customer revenue	$5,607.4		$4,285.1	$1,322.3
Intersegment		$(331.9)	38.8	293.1

Total revenue	$5,607.4	$(331.9)	$4,323.9	$1,615.4

Gross profit percent	30.1%		22.2%	46.5%
Operating income percent	7.5%		5.9%	11.7%

Gross profit percent and operating income percent are as a percent of total revenue.

In the Services segment, customer revenue was $4.72 billion in 2004, $4.69 billion in 2003 and $4.29 billion in 2002. Foreign currency translation had about a 5% positive impact on Services revenue in 2004 compared with 2003. Revenue in 2004 was up 1% from 2003, principally due to a 4% increase in consulting and systems integration ($1.65 billion in 2004 compared with $1.60 billion in 2003) and a 3% increase in outsourcing ($1.73 billion in 2004 compared with $1.68 billion in 2003) offset, in part, by an 8% decrease in infrastructure services ($.77 billion in 2004 compared with $.84 billion in 2003). Core maintenance revenue was flat year-to-year at $.57 billion. Revenue in 2003 was up 9% from 2002, principally due to a 17% increase in outsourcing ($1.68 billion in 2003 compared with $1.44 billion in 2002), a 10% increase in consulting and systems integration ($1.60 billion in 2003 compared with $1.46 billion in 2002), a 1% increase in infrastructure services ($.84 billion in 2003 compared with $.83 billion in 2002) and a 3% increase in core maintenance ($.57 billion in 2003 compared with $.56 billion in 2002). In 2003, the consulting and systems integration business benefited from growth in the company’s U.S. Federal government business.

Services gross profit was 14.8% in 2004, 20.2% in 2003 and 22.2% in 2002. The decline in 2004 was principally due to (a) the $125.6 million impairment charge in 2004 and (b) pension expense of $65.7 million in 2004 compared with pension expense of $4.7 million in 2003. The decline in 2003 was principally due to pension expense of $4.7 million in 2003 compared with pension income of $63.4 million in 2002. Services operating income (loss) percent was (1.7)% in 2004 compared with 5.0% in 2003 and 5.9% in 2002. The decline in 2004 operating income was principally due to the $125.6 million impairment charge in 2004 and pension expense of $81.1 million in 2004 compared with pension income of $4.6 million in 2003. The decline in operating income in 2003 was principally due to pension income of $4.6 million in 2003 compared with pension income of $92.3 million in 2002.

In the Technology segment, customer revenue was $1.10 billion in 2004, $1.22 billion in 2003 and $1.32 billion in 2002. Demand throughout the period in the Technology segment remained weak as customers continued to defer spending on new computer hardware and software. Foreign currency translation had a positive impact of approximately 3% on Technology revenue in 2004 compared with 2003. Revenue in 2004 was down 10% from 2003, due to a 22% decrease in sales of specialized technology products ($.23 billion in 2004 compared with $.29 billion in 2003) and a 6% decline in sales of enterprise-class servers ($.87 billion in 2004 compared with $.93 billion in 2003). Revenue in 2003 decreased 8% from 2002 due to a 21% decrease in sales of specialized technology products ($.29 billion in 2003 compared with $.37 billion in 2002) and a 3% decline in sales of enterprise-class servers ($.93 billion in 2003 compared with $.96 billion in 2002).

Technology gross profit was 51.7% in 2004, 50.4% in 2003 and 46.5% in 2002. Gross profit included pension expense of $1.5 million in 2004 compared with pension income of $3.4 million in 2003 and pension income of $9.6 million in 2002. The margin improvements in 2004 and 2003 primarily reflected a richer mix of higher-margin ClearPath servers and software offset in part by the effect of pension accounting. Technology operating income percent was 10.2% in 2004 compared with 12.7% in 2003 and 11.7% in 2002. The decline in operating income percent in 2004 was principally due to pension expense of $12.5 million in 2004 compared with pension income of $18.0 million in 2003. The margin improvements in 2003 primarily reflected a richer mix of higher-margin ClearPath servers and software offset in part by lower pension income.

New accounting pronouncements

On December 21, 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 109-2 (FSP No. 109-2), “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provisions within the American Jobs Creation Act of 2004” (the Jobs Act). FSP No. 109-2 provides guidance with respect to reporting the potential impact of the repatriation provisions of the Jobs Act on an enterprise’s income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004, and provides for a temporary 85% dividends received deduction on certain foreign earnings repatriated during a one-year period. The deduction would result in an approximate 5.25% federal tax rate on the repatriated earnings. To qualify for the deduction, the earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by a company’s chief executive officer and approved by a company’s board of directors. Certain other criteria in the Jobs Act must be satisfied as well. FSP No. 109-2 states that an enterprise is allowed time beyond the financial reporting period to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings. Although the company has not yet completed its evaluation of the impact of the repatriation provisions of the Jobs Act, the company does not expect that these provisions will have a material impact on its consolidated financial position, consolidated results of operations, or liquidity. Accordingly, as provided for in FSP No. 109-2, the company has not adjusted its tax expense or deferred tax liability to reflect the repatriation provisions of the Jobs Act.

In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R), which replaces SFAS No. 123 and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. The company is required to adopt SFAS No. 123R in the third quarter of 2005. Under SFAS No. 123R, the company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The permitted transition methods include either retrospective or prospective adoption. Under the retrospective option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options at the beginning of the first quarter of adoption of SFAS No. 123R, while the retrospective methods would record compensation expense for all unvested stock options beginning with the first period presented. The company is currently evaluating the requirements of SFAS No. 123R and expects that adoption of SFAS No. 123R will have a material impact on the company’s consolidated financial position and consolidated results of operations. The company has not yet determined the method of adoption or the effect of adopting SFAS No. 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123. See stock-based compensation plans in Note 1 of the Notes to Consolidated Financial Statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (SFAS No. 153). SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21 (b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for periods beginning after June 15, 2005. The company does not expect that adoption of SFAS No. 153 will have a material effect on its consolidated financial position, consolidated results of operations, or liquidity.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4” (SFAS No. 151). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, handling costs and wasted material (spoilage). Among other provisions, the new rule requires that such items be recognized as current-period charges, regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The company does not expect that adoption of SFAS No. 151 will have a material effect on its consolidated financial position, consolidated results of operations, or liquidity.

On May 19, 2004, the FASB issued Staff Position No. FAS 106-2 (FSP No. 106-2), “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the Act). The Act introduces a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP No. 106-2 is effective for the first interim period beginning after June 15, 2004, and provides that an employer shall measure the accumulated plan benefit obligation (APBO) and net periodic postretirement benefit cost, taking into account any subsidy received under the Act. As of December 31, 2004, the company’s measurements of both the APBO and the net postretirement benefit cost do not reflect any amounts associated with the subsidy. While final regulations have not been released, guidance provided to date implies that the company’s plan will probably not be considered actuarially equivalent to Medicare Part D. Accordingly, the company does not expect that adoption of FSP No. 106-2 will have a material effect on its consolidated financial position, consolidated results of operations, or liquidity.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities) and how to determine when and which business enterprise (the primary beneficiary) should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (a) the equity investors (if any) do not have a controlling financial interest, or (b) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (FIN 46-R) to address certain FIN 46 implementation issues.

The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The adoption of the provisions applicable to special purpose entities (SPEs) and all other variable interests obtained after January 31, 2003, did not have a material impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

Effective March 31, 2004, the company adopted the provisions of FIN 46-R applicable to non-SPEs created prior to February 1, 2003. Adoption of FIN 46-R had no impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

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

Effective January 1, 2003, the company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces previous accounting guidance provided by Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” and is effective for the company for exit or disposal activities initiated after December 31, 2002. Adoption of this statement had no material impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

Effective January 1, 2003, the company adopted FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” (FIN 45). The interpretation requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a roll-forward of the entity’s product warranty liabilities. This interpretation is intended to improve the comparability of financial reporting by requiring identical accounting for guarantees issued with separately identified consideration and guarantees issued without separately identified consideration. Adoption of this interpretation had no material impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

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

Financial condition

Cash and cash equivalents at December 31, 2004 were $660.5 million compared with $635.9 million at December 31, 2003.

During 2004, cash provided by operations was $469.8 million compared with $570.8 million in 2003, principally reflecting lower earnings. Cash expenditures related to prior-year restructuring actions and the 2004 cost reduction actions (which are included in operating activities) in 2004, 2003 and 2002 were $18.6 million, $58.4 million and $104.4 million, respectively, principally for work force reductions and facility costs. Cash expenditures for prior-year restructuring actions and the 2004 cost reduction actions are expected to be approximately $72 million in 2005, principally for work force reductions.

Cash used for investing activities in 2004 was $479.6 million compared with $510.4 million in 2003. Proceeds from investments and purchases of investments represent derivative financial instruments used to manage the company’s currency exposure to market risks from changes in foreign currency exchange rates. The decrease in cash used for investing activities was due to net purchases of investments of $27.8 million for 2004 compared with $68.1 million in the prior-year period. In addition in 2004, the investment in marketable software was $119.6 million compared with $144.1 million in 2003, capital additions of properties were $137.0 million in 2004 compared with $116.7 million in 2003 and capital additions of outsourcing assets were $177.5 million in 2004 compared with $176.2 million in 2003. The increase in capital additions of properties was principally related to the relocation of the company’s federal headquarters into a new facility. Cash expenditures for the purchases of businesses were $19.4 million in 2004 compared with $5.3 million in 2003.

Cash provided by financing activities during 2004 was $15.3 million compared with $255.5 million in 2003. In 2003, the company issued long-term debt of $293.3 million, as described below. In addition, during 2003, net short-term borrowings of $64.5 million were reduced as compared with a reduction of $20.0 million in 2004.

In March 2003, the company issued $300 million of 6 7/8% senior notes due 2010. At December 31, 2004, total debt was $1.1 billion, a decrease of $17.1 million from December 31, 2003.

On January 18, 2005, the company paid $150 million from cash on hand to retire at maturity all its 7 1/4% senior notes. See Note 10 of the Notes to Consolidated Financial Statements for the components of the company’s long-term debt.

The company has a $500 million credit agreement that expires in May 2006 with no amounts outstanding as of December 31, 2004. Borrowings under the agreement bear interest based on the then-current LIBOR or prime rates and the company’s credit rating. The credit agreement contains financial and other covenants, including maintenance of certain financial ratios, a minimum level of net worth and limitations on certain types of transactions, which could reduce the amount the company is able to borrow. Events of default under the credit agreement include failure to perform covenants, material adverse change, change of control and default under other debt aggregating at least $25 million. If an event of default were to occur under the credit agreement, the lenders would be entitled to declare all amounts borrowed under it immediately due and payable. The occurrence of an event of default under the credit agreement could also cause the acceleration of obligations under certain other agreements and the termination of the company’s U.S. trade accounts receivable facility, described below.

In light of the company’s 2004 fourth quarter results (see Note 3 of the Notes to Consolidated Financial Statements), the company requested and obtained a waiver of one of its financial covenants at December 31, 2004, and an amendment of certain financial covenants going forward, from its various lenders. The entire $500 million of the credit agreement is available for borrowing as of December 31, 2004.

In addition, the company and certain international subsidiaries have access to uncommitted lines of credit from various banks. Other sources of short-term funding are operational cash flows, including customer prepayments, and the company’s U.S. trade accounts receivable facility. Using this facility, the company sells, on an ongoing basis, up to $225 million of its eligible U.S. trade accounts receivable through a wholly owned subsidiary, Unisys Funding Corporation I. The facility is renewable annually at the purchasers’ option and expires in December 2006. At each of December 31, 2004 and December 31, 2003, the company had sold $225 million of eligible receivables. See Note 6 of the Notes to Consolidated Financial Statements.

After considering the amendment discussed above, the company believes that it will continue to meet the covenants and conditions under its various lending and funding arrangements. It therefore believes that it has adequate sources and availability of short-term funding to meet its expected cash requirements.

As described more fully in Notes 5, 10 and 11 of the Notes to Consolidated Financial Statements, at December 31, 2004 the company had certain cash obligations, which are due as follows:

(millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Notes payable	$1.0	$1.0
Long-term debt	1,050.0	150.0	$400.0	$200.0	$300.0
Capital lease obligations	3.0	1.7	1.3	—	—
Operating leases	718.8	142.6	217.6	131.6	227.0
Minimum purchase obligations	23.0	10.0	8.0	5.0	—
Work force reductions	75.4	62.3	13.1	—	—

Total	$1,871.2	$367.6	$640.0	$336.6	$527.0

As more fully described in Note 13 to the Notes to Consolidated Financial Statements, the company could have an additional obligation under an operating lease for one of its facilities and as described in Note 17 to the Notes to Consolidated Financial Statements, the company expects to make cash contributions of approximately $70 million to its worldwide defined benefit pension plans in 2005.

At December 31, 2004, the company had outstanding standby letters of credit and surety bonds of approximately $266 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material.

The company may, from time to time, redeem, tender for or repurchase its securities in the open market or in privately negotiated transactions depending upon availability, market conditions and other factors.

The company has on file with the Securities and Exchange Commission an effective registration statement covering $1.2 billion of debt or equity securities, which enables the company to be prepared for future market opportunities.

Stockholders’ equity increased $111.3 million during 2004, principally reflecting currency translation of $43.5 million, net income of $38.6 million, $60.9 million for issuance of stock under stock option and other plans and $4.4 million of tax benefits related to employee stock plans, offset in part by an increase in the minimum pension liability adjustment of $39.2 million.

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

The company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign currency exchange rates applied to these derivative financial instruments described above. As of December 31, 2004 and 2003, the analysis indicated that such market movements would have reduced the estimated fair value of these derivative financial instruments by approximately $57 million and $58 million, respectively.

Based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and the company’s actual exposures and hedges, actual gains and losses in the future may differ from the above analysis.

Critical accounting policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions. Certain accounting policies, methods and estimates are particularly important because of their significance to the financial statements and because of the possibility that future events affecting them may differ from management’s current judgments. Although there are a number of accounting policies, methods and estimates affecting the company’s financial statements as described in Note 1 of the Notes to Consolidated Financial Statements, the following critical accounting policies reflect the significant estimates, judgments and assumptions.

Outsourcing

Typically, the terms of the company’s outsourcing contracts are between three and 10 years. In a number of these arrangements, the company hires certain of the customers’ employees and often becomes responsible for the related employee obligations, such as pension and severance commitments. In addition, system development activity on outsourcing contracts often requires significant upfront investments by the company. The company funds these investments, and any employee-related obligations, from customer prepayments and operating cash flow. Also, in the early phases of these contracts, gross margins may be lower than in later years when the work force and facilities have been rationalized for efficient operations, and an integrated systems solution has been implemented.

Revenue under these contracts is recognized when the company performs the services or processes transactions in accordance with contractual performance standards. Customer prepayments (even if nonrefundable) are deferred (classified as a liability) and recognized systematically over future periods as services are delivered or performed.

Costs on outsourcing contracts are charged to expense as incurred. However, direct costs incurred related to the inception of an outsourcing contract are deferred and charged to expense over the contract term. These costs consist principally of initial customer setup and employment obligations related to employees assumed. In addition, the costs of equipment and software, some of which are internally developed, are capitalized and depreciated over the shorter of their life or the term of the contract.

Recoverability of outsourcing assets is subject to various business risks, including the timely completion and ultimate cost of the outsourcing solution, realization of expected profitability of existing outsourcing contracts and obtaining additional outsourcing customers. The company quarterly compares the fair value of the outsourcing assets with the undiscounted future cash flows expected to be generated by the outsourcing assets to determine if there is an impairment. If impaired, the outsourcing assets are reduced to an estimated fair value on a discounted cash flow approach. The company prepares its cash flow estimates based on assumptions that it believes to be reasonable but are also inherently uncertain. Actual future cash flows could differ from these estimates. At December 31, 2004 and 2003, the net capitalized amount related to outsourcing contracts was $431.9 million and $477.5 million, respectively.

Systems integration

For long-term fixed price systems integration contracts, the company recognizes revenue and profit as the contracts progress using the percentage-of-completion method of accounting, which relies on estimates of total expected contract revenues and costs. The company follows this method because reasonably dependable estimates of the revenue and costs applicable to various elements of a contract can be made. Because the financial reporting of these contracts depends on estimates, which are assessed continually during the term of the contracts, recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. Accordingly, favorable changes in estimates result in additional revenue and profit recognition, and unfavorable changes in estimates result in a reduction of recognized revenue and profit. When estimates indicate that a loss will be incurred on a contract upon completion, a provision for the expected loss is recorded in the period in which the loss becomes evident. As work progresses under a loss contract, revenue continues to be recognized, and a portion of the contract costs incurred in each period is charged to the contract loss reserve. For other systems integration projects, the company recognizes revenue when the services have been performed.

Income Taxes

The company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or the entire deferred tax asset will not be realized.

At December 31, 2004 and 2003, the company had deferred tax assets in excess of deferred tax liabilities of $2,157 million and $2,034 million, respectively. For the reasons cited below, at December 31, 2004 and 2003, management determined that it is more likely than not that $1,625 million and $1,583 million, respectively, of such assets will be realized, resulting in a valuation allowance of $532 million and $451 million, respectively.

The company evaluates quarterly the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the company’s forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. The company has used tax-planning strategies to realize or renew net deferred tax assets to avoid the potential loss of future tax benefits.

In addition to the repatriation provisions discussed above, the Jobs Act extends the excess foreign tax credit carryforward period from five to 10 years and limits the carryback period to one year. At December 31, 2004, the company’s deferred tax asset included approximately $183 million of foreign tax credit carryforwards. The Jobs Act should provide the company with additional opportunities to fully utilize this portion of the deferred tax asset.

Approximately $4.9 billion of future taxable income (predominately U.S.) ultimately is needed to realize the net deferred tax assets at December 31, 2004. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. Factors that may affect the company’s ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a continuing decline in sales or margins, loss of market share, delays in product availability or technological obsolescence. See “Factors that may affect future results.”

The company’s annual provision for income taxes and the determination of the resulting deferred tax assets and liabilities involve a significant amount of management judgement and are based on the best information available at the time. The company operates within federal, state and international taxing jurisdictions and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. As a result, the actual income tax liabilities to the jurisdictions with respect to any fiscal year are ultimately determined long after the financial statements have been published. The company maintains reserves for estimated tax exposures. Income tax exposures include potential challenges of research and development credits and intercompany pricing. Exposures are settled primarily through the settlement of audits within these tax jurisdictions, but can also be affected by changes in applicable tax law or other factors, which could cause management of the company to believe a revision of past estimates is appropriate. Management believes that an appropriate liability has been established for estimated exposures; however, actual results may differ materially from these estimates. The liabilities are reviewed quarterly for their adequacy and appropriateness. As of December 31, 2004, the company was subject to U.S. Federal income tax audits for fiscal years 1997 through 1999. The liabilities associated with these years will ultimately be resolved when events such as the completion of audits by the taxing jurisdictions occur. To the extent the audits or other events result in a material adjustment to the accrued estimates, the effect would be recognized in the provision for income taxes line in the company’s Consolidated Statement of Income in the period of the event.

Pensions

The company accounts for its defined benefit pension plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” which allows that amounts recognized in financial statements be determined on an actuarial basis. The measurement of the company’s pension obligations, costs and liabilities is dependent on a variety of assumptions selected by the company and used by the company’s actuaries. These assumptions include estimates of the present value of projected future pension payments to plan participants, taking into consideration the likelihood of potential future events such as salary increases and demographic experience. The assumptions used in developing the required estimates include the following key factors: discount rates, salary growth, retirement rates, inflation, expected return on plan assets and mortality rates.

As permitted by SFAS No. 87, the company uses a calculated value of plan assets (which is further described below). SFAS No. 87 allows that the effects of the performance of the pension plan’s assets and changes in pension liability discount rates on the company’s computation of pension income (expense) be amortized over future periods. A substantial portion of the company’s pension plan assets and liabilities relates to its defined benefit plan in the United States.

A significant element in determining the company’s pension income (expense) in accordance with SFAS No. 87 is the expected long-term rate of return on plan assets. The company sets the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. The company considers the current expectations for future returns and the actual historical returns of each asset class. Also, because the company’s investment policy is to actively manage certain asset classes where the potential exists to outperform the broader market, the expected returns for those asset classes are adjusted to reflect the expected additional returns. For 2005 and 2004, the company has assumed that the expected long-term rate of return on U.S. plan assets will be 8.75%. A change of 25 basis points in the expected long-term rate of return for the company’s U.S. pension plan causes a change of approximately $10 million in pension expense. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over four years. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (expense). At December 31, 2004, for the company’s U.S. defined benefit pension plan, the calculated value of plan assets was $4.28 billion compared with the fair value of plan assets of $4.36 billion.

At the end of each year, the company determines the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the company looks to rates of return on high-quality, fixed-income investments that (a) receive one of the two highest ratings given by a recognized ratings agency and (b) are currently available and expected to be available during the period to maturity of the pension benefits. At December 31, 2004, the company determined this rate to be 5.88% for its U.S. defined benefit pension plan, a decrease of 37 basis points from the rate used at December 31, 2003. A change of 25 basis points in the U.S. discount rate causes a change in pension expense of approximately $12 million and a change of approximately $115 million in the projected benefit obligation. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, has been deferred, as permitted by SFAS No. 87.

Management chose the above assumptions as to the expected long-term rate of return on plan assets and the discount rate with consultation from and concurrence of the company’s third-party actuaries.

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

As a minimum, amortization of an unrecognized net gain or loss must be included as a component of net pension cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the calculated value of plan assets. If amortization is required, the minimum amortization is that excess above the 10 percent divided by the average remaining service period of active employees expected to receive benefits under the plan. For the company’s U.S. defined benefit pension plan, that period is approximately nine years. At December 31, 2004, based on the calculated value of plan assets, the estimated unrecognized loss was $1.66 billion.

For the year ended December 31, 2004, the company recognized consolidated pretax pension expense of $93.6 million, compared with $22.6 million of consolidated pretax pension income for the year ended December 31, 2003. Approximately $107 million of the increase in expense was in the U.S. and $9 million was in international subsidiaries, principally the United Kingdom. The change was principally due to the following: (a) a decline in the discount rate used for the U.S. pension plan to 6.25% at December 31, 2003 from 6.75% at December 31, 2002, (b) an increase in amortization of net unrecognized losses, (c) lower expected returns on plan assets due to four-year smoothing of the difference between the calculated value of plan assets and the fair value of plan assets, and (d) for international plans, declines in discount rates and currency translation.

For 2005, the company expects to recognize pension expense of approximately $186 million, comprising $105 million of expense in the U.S. and $81 million of expense in international plans. This would represent an increase in pension expense of approximately $92.4 million from 2004. The reasons for the increase of approximately $67 million in the U.S. are as follows: (a) approximately $17 million due to the change in the discount rate from 6.25% to 5.88% and (b) approximately $50 million increase in amortization of net unrecognized losses. For international plans, the expected increase in pension expense is approximately $25 million principally due to lower discount rates and currency translation.

During 2004, the company made cash contributions to its worldwide defined benefit pension plans of approximately $63 million and expects to make cash contributions of approximately $70 million during 2005. In accordance with regulations governing contributions to U.S. defined benefit pension plans, the company is not required to fund its U.S. qualified defined benefit plan in 2005.

At December 31 of each year, accounting rules require a company to recognize a liability on its balance sheet for each defined benefit pension plan if the fair value of the assets of that pension plan is less than the present value of the pension obligation (the accumulated benefit obligation, or ABO). This liability is called a “minimum pension liability.” Concurrently, any existing prepaid pension asset for the pension plan must be removed. These adjustments are recorded as a charge in “accumulated other comprehensive income (loss)” in stockholders’ equity. If at any future year-end, the fair value of the pension plan assets exceeds the ABO, the charge to stockholders’ equity would be reversed for such plan. Alternatively, if the fair market values of pension plan assets experience further declines or the discount rate is reduced, additional charges to accumulated other comprehensive income (loss) may be required at a future year-end.

At December 31, 2004, the difference between the ABO and the fair value of pension plan assets increased from the amount at December 31, 2003. As a result at December 31, 2004, the company adjusted its minimum pension liability adjustment as follows: increased its pension plan liabilities by approximately $95 million, increased its investments at equity by approximately $27 million relating to the company’s share of the change in NUL’s minimum pension liability, increased prepaid pension asset by $13 million, and offset these changes by an increase in other comprehensive loss of approximately $55 million, or $39 million net of tax.

This accounting treatment has no effect on the company’s net income, liquidity or cash flows. Financial ratios and net worth covenants in the company’s credit agreements and debt securities are unaffected by charges or credits to stockholders’ equity caused by adjusting a minimum pension liability.

Factors that may affect future results

From time to time, the company provides information containing “forward-looking” statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations of future events and include any statement that does not directly relate to any historical or current fact. Words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “projects” and similar expressions may identify such forward-looking statements. All forward-looking statements rely on assumptions and are subject to risks, uncertainties and other factors that could cause the company’s actual results to differ materially from expectations. Statements in this report concerning anticipated savings from cost reduction actions are subject to the risk that the company may not implement the headcount reductions as quickly or as fully as currently planned. Other factors that could affect future results include, but are not limited to, those discussed below. Any forward-looking statement speaks only as of the date on which that statement is made. The company assumes no obligation to update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

The company’s business is affected by changes in general economic and business conditions. The company continues to face a highly competitive business environment and economic weakness in certain geographic regions. In this environment, many organizations continue to delay planned purchases of information technology products and services. If the level of demand for the company’s products and services declines in the future, the company’s business could be adversely affected. The company’s business could also be affected by acts of war, terrorism or natural disasters. Current world tensions could escalate, and this could have unpredictable consequences on the world economy and on the company’s business.

The information services and technology markets in which the company operates include a large number of companies vying for customers and market share both domestically and internationally. The company’s competitors include consulting and other professional services firms, systems integrators, outsourcing providers, infrastructure services providers, computer hardware manufacturers and software providers. Some of the company’s competitors may develop competing products and services that offer better price-performance or that reach the market in advance of the company’s offerings. Some competitors also have or may develop greater financial and other resources than the company, with enhanced ability to compete for market share, in some instances through significant economic incentives to secure contracts. Some also may be better able to compete for skilled professionals. Any of these factors could have an adverse effect on the company’s business. Future results will depend on the company’s ability to mitigate the effects of aggressive competition on revenues, pricing and margins and on the company’s ability to attract and retain talented people.

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

The company’s future results will depend in part on its ability to grow outsourcing and infrastructure services. The company’s outsourcing contracts are multiyear engagements under which the company takes over management of a client’s technology operations, business processes or networks. The company will need to maintain a strong financial position to grow its outsourcing business. In a number of these arrangements, the company hires certain of its clients’ employees and may become responsible for the related employee obligations, such as pension and severance commitments. In addition, system development activity on outsourcing contracts may require the company to make significant upfront investments.

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

As long-term relationships, outsourcing contracts provide a base of recurring revenue. However, outsourcing contracts are highly complex and can involve the design, development, implementation and operation of new solutions and the transitioning of clients from their existing business processes to the new environment. In the early phases of these contracts, gross margins may be lower than in later years when an integrated solution has been implemented, the duplicate costs of transitioning from the old to the new system have been eliminated and the work force and facilities have been rationalized for efficient operations. Future results will depend on the company’s ability to effectively and timely complete these implementations, transitions and rationalizations.

Future results will also depend in part on the company’s ability to drive profitable growth in consulting and systems integration. The company’s ability to grow profitably in this business will depend in part on an improvement in economic conditions and a pick-up in demand for systems integration projects. It will also depend on the success of the actions the company has taken to enhance the skills base and management team in this business and to refocus the business on integrating best-of-breed, standards-based solutions to solve client needs. In addition, profit margins in this business are largely a function of the rates the company is able to charge for services and the chargeability of its professionals. If the company is unable to maintain the rates it charges or appropriate chargeability for its professionals, profit margins will suffer. The rates the company is able to charge for services are affected by a number of factors, including clients’ perception of the company’s ability to add value through its services; introduction of new services or products by the company or its competitors; pricing policies of competitors; and general economic conditions. Chargeability is also affected by a number of factors, including the company’s ability to transition employees from completed projects to new engagements, and its ability to forecast demand for services and thereby maintain an appropriate head count.

Future results will also depend, in part, on market acceptance of the company’s high-end enterprise servers. In its technology business, the company is focusing its resources on creating and enhancing a common high-performance platform for both its proprietary operating environments and open standards-based operating environments such as Microsoft Windows and Linux. In addition, the company is applying its resources to develop value-added software capabilities and optimized solutions for these server platforms which provide competitive differentiation. The high-end enterprise server platforms are based on its Cellular MultiProcessing (CMP) architecture. The company’s CMP servers are designed to provide mainframe-class capabilities with compelling price performance by making use of standards-based technologies such as Intel chips and supporting industry standard software. The company has transitioned both its legacy ClearPath servers and its Intel-based ES7000s to the CMP platform. Future results will depend, in part, on customer acceptance of the new CMP-based ClearPath Plus systems and the company’s ability to maintain its installed base for ClearPath and to develop next-generation ClearPath products that are purchased by the installed base. In addition, future results will depend, in part, on the company’s ability to generate new customers and increase sales of the Intel-based ES7000 line. The company believes there is significant growth potential in the developing market for high-end, Intel-based servers running Microsoft and Linux operating system software. However, competition in these new markets is likely to intensify in coming years, and the company’s ability to succeed will depend on its ability to compete effectively against enterprise server competitors with more substantial resources and its ability to achieve market acceptance of the ES7000 technology by clients, systems integrators and independent software vendors.

A number of the company’s long-term contracts for infrastructure services, outsourcing, help desk and similar services do not provide for minimum transaction volumes. As a result, revenue levels are not guaranteed. In addition, some of these contracts may permit customer termination or may impose other penalties if the company does not meet the performance levels specified in the contracts.

Some of the company’s systems integration contracts are fixed-price contracts under which the company assumes the risk for delivery of the contracted services and products at an agreed-upon fixed price. At times the company has experienced problems in performing some of these fixed-price contracts on a profitable basis and has provided periodically for adjustments to the estimated cost to complete them. Future results will depend on the company’s ability to perform these services contracts profitably.

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

More than half of the company’s total revenue derives from international operations. The risks of doing business internationally include foreign currency exchange rate fluctuations, changes in political or economic conditions, trade protection measures, import or export licensing requirements, multiple and possibly overlapping and conflicting tax laws, new tax legislation, and weaker intellectual property protections in some jurisdictions.

The company cannot be sure that its services and products do not infringe on the intellectual property rights of third parties, and it may have infringement claims asserted against it or against its clients. These claims could cost the company money, prevent it from offering some services or products, or damage its reputation.

UNISYS CORPORATION

Consolidated Financial Statements

Consolidated Statements of Income

Year ended December 31 (millions, except per share data)	2004	2003	2002
Revenue
Services	$4,724.7	$4,691.9	$4,285.1
Technology	1,096.0	1,219.3	1,322.3

	5,820.7	5,911.2	5,607.4

Costs and expenses
Cost of revenue:
Services	3,940.8	3,654.7	3,244.9
Technology	517.5	541.5	674.0

	4,458.3	4,196.2	3,918.9
Selling, general and administrative expenses	1,102.9	1,007.2	992.0
Research and development expenses	294.3	280.1	273.3

	5,855.5	5,483.5	5,184.2

Operating income (loss)	(34.8)	427.7	423.2
Interest expense	69.0	69.6	66.5
Other income (expense), net	27.8	22.4	(23.9)

Income (loss) before income taxes	(76.0)	380.5	332.8
Provision (benefit) for income taxes	(114.6)	121.8	109.8

Net income	$38.6	$258.7	$223.0

Earnings per share
Basic	$.12	$.79	$.69
Diluted	$.11	$.78	$.69

See notes to consolidated financial statements.

UNISYS CORPORATION

Consolidated Balance Sheets

December 31 (millions)	2004	2003
Assets
Current assets
Cash and cash equivalents	$660.5	$635.9
Accounts and notes receivable, net	1,136.8	1,027.8
Inventories:
Parts and finished equipment	93.7	121.7
Work in process and materials	122.4	116.9
Deferred income taxes	291.8	270.0
Prepaid expenses and other current assets	112.4	85.7

Total	2,417.6	2,258.0

Properties	1,305.5	1,352.7
Less – Accumulated depreciation and amortization	881.4	928.5

Properties, net	424.1	424.2

Outsourcing assets, net	431.9	477.5
Marketable software, net	336.8	332.2
Investments at equity	197.1	153.3
Prepaid pension cost	52.5	55.5
Deferred income taxes	1,394.6	1,384.6
Goodwill	189.9	177.5
Other long-term assets	176.4	206.8

Total	$5,620.9	$5,469.6

Liabilities and stockholders’ equity
Current liabilities
Notes payable	$1.0	$17.7
Current maturities of long-term debt	151.7	2.2
Accounts payable	487.4	513.8
Other accrued liabilities	1,316.1	1,305.7
Income taxes payable	66.6	214.1

Total	2,022.8	2,053.5

Long-term debt	898.4	1,048.3
Accrued pension liability	537.9	433.6
Other long-term liabilities	655.3	539.0
Stockholders’ equity
Common stock, par value $.01 per share (720.0 million shares authorized; 339.4 million shares and 333.8 million shares, issued)	3.4	3.3
Accumulated deficit	(376.2)	(414.8)
Other capital	3,883.8	3,818.6
Accumulated other comprehensive loss	(2,004.5)	(2,011.9)

Stockholders’ equity	1,506.5	1,395.2

Total	$5,620.9	$5,469.6

See notes to consolidated financial statements.

UNISYS CORPORATION

Consolidated Statements of Cash Flows

Year ended December 31 (millions)	2004	2003	2002
Cash flows from operating activities
Net income	$38.6	$258.7	$223.0
Add (deduct) items to reconcile net income to net cash provided by operating activities:
Equity (income) loss	(16.1)	(18.2)	12.4
Depreciation and amortization of properties	136.5	144.4	125.2
Depreciation and amortization of outsourcing assets	123.3	82.3	64.9
Amortization of marketable software	134.2	123.6	121.0
Impairment charge related to outsourcing assets	125.6	—	—
(Increase) decrease in deferred income taxes, net	(41.2)	57.2	39.4
(Increase) decrease in receivables, net	(61.8)	(67.7)	156.5
Decrease in inventories	23.0	54.1	53.0
(Decrease) increase in accounts payable and other accrued liabilities	(1.6)	25.6	(137.4)
Decrease in income taxes payable	(120.5)	(4.8)	(15.5)
Increase (decrease) in other liabilities	111.3	(70.9)	(61.2)
Increase in other assets	(16.2)	(6.0)	(209.1)
Other	34.7	(7.5)	17.9

Net cash provided by operating activities	469.8	570.8	390.1

Cash flows from investing activities
Proceeds from investments	6,026.5	5,054.0	3,447.1
Purchases of investments	(6,054.3)	(5,122.1)	(3,485.4)
Investment in marketable software	(119.6)	(144.1)	(139.9)
Capital additions of properties	(137.0)	(116.7)	(100.9)
Capital additions of outsourcing assets	(177.5)	(176.2)	(160.9)
Purchases of businesses	(19.4)	(5.3)	(4.8)
Proceeds from sales of businesses	1.7	—	—

Net cash used for investing activities	(479.6)	(510.4)	(444.8)

Cash flows from financing activities
Net reduction in short-term borrowings	(20.0)	(64.5)	(1.6)
Proceeds from employee stock plans	38.8	31.5	29.0
Payments of long-term debt	(3.5)	(4.8)	(2.1)
Proceeds from issuance of long-term debt	—	293.3	—

Net cash provided by financing activities	15.3	255.5	25.3

Effect of exchange rate changes on cash and cash equivalents	19.1	18.2	5.3

Increase (decrease) in cash and cash equivalents	24.6	334.1	(24.1)
Cash and cash equivalents, beginning of year	635.9	301.8	325.9

Cash and cash equivalents, end of year	$660.5	$635.9	$301.8

See notes to consolidated financial statements.

UNISYS CORPORATION

Consolidated Statements of Stockholders’ Equity

							Accumulated Other Comprehensive Loss	Comprehensive Income (Loss)
	Common Stock		Accumulated Deficit	Treasury Stock		Paid-In Capital
(millions)	Shares	Par Value		Shares	Cost
Balance at December 31, 2001	322.5	$3.2	$(896.5)	(1.9)	$(42.3)	$3,755.1	$(706.8)
Issuance of stock under stock option and other plans	5.6	.1			(.1)	46.9
Net income			223.0					$223.0
Other comprehensive loss:
Translation adjustments							(33.8)
Cash flow hedges							(5.9)
Minimum pension liability							(1,490.4)

							(1,530.1)	(1,530.1)

Comprehensive loss								$(1,307.1)

Tax benefit related to stock plans						3.5

Balance at December 31, 2002	328.1	3.3	(673.5)	(1.9)	(42.4)	3,805.5	(2,236.9)
Issuance of stock under stock option and other plans	5.7				(.2)	50.8
Net income			258.7					$258.7
Other comprehensive income:
Translation adjustments							65.3
Cash flow hedges							(5.1)
Minimum pension liability							164.8

							225.0	225.0

Comprehensive income								$483.7

Tax benefit related to stock plans						4.9

Balance at December 31, 2003	333.8	3.3	(414.8)	(1.9)	(42.6)	3,861.2	(2,011.9)
Issuance of stock under stock option and other plans	5.6	.1		(.1)	(.6)	61.4
Net income			38.6					$38.6
Other comprehensive income:
Translation adjustments							43.5
Cash flow hedges							3.1
Minimum pension liability							(39.2)

							7.4	7.4

Comprehensive income								$46.0

Tax benefit related to stock plans						4.4

Balance at December 31, 2004	339.4	$3.4	$(376.2)	(2.0)	$(43.2)	$3,927.0	$(2,004.5)

See notes to consolidated financial statements.

UNISYS CORPORATION

Notes to Consolidated Financial Statements

1. Summary of significant accounting policies

Principles of consolidation The consolidated financial statements include the accounts of all majority-owned subsidiaries. Investments in companies representing ownership interests of 20% to 50% are accounted for by the equity method.

Use of estimates The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Cash equivalents All short-term investments purchased with a maturity of three months or less are classified as cash equivalents.

Inventories Inventories are valued at the lower of cost or market. Cost is determined principally on the first-in, first-out method.

Properties Properties are carried at cost and are depreciated over the estimated lives of such assets using the straight-line method. The principal estimated lives used are summarized below:

Estimated life (years)
Buildings	20-50
Machinery and office equipment	4-7
Rental equipment	4
Internal-use software	3-10

Advertising costs The company expenses all advertising costs as they are incurred. The amount charged to expense during 2004, 2003 and 2002 was $10.8 million, $17.9 million and $29.3 million, respectively.

Shipping and handling Costs related to shipping and handling are included in cost of revenue.

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

Revenue from software licenses is recognized at the inception of the initial license term and upon execution of an extension to the license term. Revenue for post-contract software support arrangements, which are marketed separately, is recorded on a straight-line basis over the support period for multi-year contracts and at inception for contracts of one year or less. The company also enters into multiple-element arrangements, which may include any combination of hardware, software or services. In these transactions, the company allocates the total revenue to be earned under the arrangement among the various elements based on their relative fair value. For software, and elements for which software is essential to the functionality, the allocation is based on vendor-specific objective evidence of fair value. The company recognizes revenue on multiple-element arrangements only if: (a) any undelivered products or services are not essential to the functionality of the delivered products or services, (b) the company has an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services, (c) there is evidence of the fair value for each undelivered product or service, and (d) the revenue recognition criteria otherwise have been met for the delivered elements. For software arrangements with extended payment terms beyond 12 months, the company recognizes revenue at the inception of the arrangement, provided that the arrangement meets the software revenue recognition criteria discussed above, considering, among other things, the history of successfully collecting under the original payment terms without providing refunds or concessions, otherwise revenue is recognized as payments are due.

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

Revenue from time and materials service contracts and out-sourcing contracts is recognized as the services are provided.

Income taxes Income taxes are based on income (loss) for financial reporting purposes and reflect a current tax liability (asset) for the estimated taxes payable (recoverable) in the current year tax return and changes in deferred taxes. Deferred tax assets or liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax laws and rates. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized.

Marketable software The cost of development of computer software to be sold or leased, incurred subsequent to establishment of technological feasibility, is capitalized and amortized to cost of sales over the estimated revenue-producing lives of the products, but not in excess of three years following product release. The company performs quarterly reviews to ensure that unamortized costs remain recoverable from future revenue.

Internal-use software In accordance with SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” the company capitalizes certain internal and external costs incurred to acquire or create internal-use software, principally related to software coding, designing system interfaces, and installation and testing of the software. These costs are amortized in accordance with the fixed asset policy described above.

Outsourcing assets Costs on outsourcing contracts are generally expensed as incurred. However, certain costs incurred upon initiation of an outsourcing contract are deferred and expensed over the contract life. These costs consist principally of initial customer setup and employment obligations related to employees assumed. Additionally, marketable software development costs incurred to develop specific application software for outsourcing are capitalized once technological feasibility has been established. Capitalized software used in outsourcing arrangements is amortized based on current and estimated future revenue from the product. The amortization expense is not less than straight-line amortization expense over the product’s useful life. Fixed assets acquired in connection with outsourcing contracts are capitalized and depreciated over the shorter of the contract life or in accordance with the fixed asset policy described above.

Recoverability of outsourcing assets is subject to various business risks, including the timely completion and ultimate cost of the outsourcing solution, realization of expected profitability of existing outsourcing contracts and obtaining additional out-sourcing customers. The company quarterly compares the fair value of the outsourcing assets with the undiscounted future cash flows expected to be generated by the outsourcing assets to determine if there is an impairment. If impaired, the out-sourcing assets are reduced to an estimated fair value on a discounted cash flow approach. The company prepares its cash flow estimates based on assumptions that it believes to be reasonable but are also inherently uncertain. Actual future cash flows could differ from these estimates.

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

For those international subsidiaries operating in hyper-inflationary economies, the U.S. dollar is the functional currency, and as such, nonmonetary assets and liabilities are translated at historical exchange rates, and monetary assets and liabilities are translated at current exchange rates. Exchange gains and losses arising from translation are included in other income (expense), net.

Stock-based compensation plans The company has stock-based employee compensation plans, which are described more fully in Note 17. The company applies the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for those plans. For stock options, no compensation expense is reflected in net income, as all stock options granted had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. In addition, no compensation expense is recognized for common stock purchases under the Employee Stock Purchase Plan. Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” and has been determined as if the company had accounted for its stock plans under the fair value method of SFAS No. 123. For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123.

Year ended December 31 (millions, except per share data)	2004	2003	2002
Net income as reported	$38.6	$258.7	$223.0
Deduct total stock-based employee compensation expense determined under fair value method for all awards, net of tax	(32.6)	(47.7)	(49.0)

Pro forma net income	$6.0	$211.0	$174.0

Earnings per share
Basic – as reported	$.12	$.79	$.69
Basic – pro forma	$.02	$.64	$.54
Diluted – as reported	$.11	$.78	$.69
Diluted – pro forma	$.02	$.63	$.54

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

At December 31 of each year, the company determines the fair value of its pension plan assets as well as the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the interest rate at which the pension benefits could be effectively settled. In estimating the discount rate, the company looks to rates of return on high-quality, fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits. The company specifically uses a portfolio of fixed-income securities, which receive at least the second-highest rating given by a recognized ratings agency.

Reclassifications Certain prior-year amounts have been reclassified to conform with the 2004 presentation.

2. Earnings per share

The following table shows how earnings per share were computed for the three years ended December 31, 2004.

Year ended December 31 (millions, except per share data)	2004	2003	2002
Basic earnings per share computation
Net income	$38.6	$258.7	$223.0

Weighted average shares (thousands)	334,896	329,349	323,526

Basic earnings per share	$.12	$.79	$.69

Diluted earnings per share computation
Net income	$38.6	$258.7	$223.0

Weighted average shares (thousands)	334,896	329,349	323,526
Plus incremental shares from assumed conversions of employee stock plans	3,321	3,599	1,218

Adjusted weighted average shares	338,217	332,948	324,744

Diluted earnings per share	$.11	$.78	$.69

The following shares were not included in the computation of diluted earnings per share, because the option prices were above the average market price of the company’s common stock, (in thousands): 2004, 35,581; 2003, 22,005; 2002, 35,415.

3. 2004 significant items

The company recorded a pretax, non-cash impairment charge of $125.6 million, or $.26 per share, to write off all of the contract-related long-lived assets related to one of the company’s outsourcing operations in the fourth quarter of 2004. The entire charge was recorded in services cost of revenue in the company’s Services segment. In the fourth quarter, impairment indicators arose, resulting in significantly lower estimates of future cash flows from the outsourcing assets.

During the fourth quarter of 2004, the company favorably settled various income tax audit issues. As a result of the settlements, the company recorded a tax benefit of $28.8 million, or $.09 per share.

During the third quarter of 2004, the U.S. Congressional Joint Committee on Taxation approved an income tax refund to the company related to the settlement of tax audit issues dating from the mid-1980s. The refund, including interest, is approximately $40 million and is recorded in current accounts receivable in the company’s consolidated balance sheet. After payment of related state taxes, the company expects a net cash refund of approximately $30 million in early 2005. As a result of the resolution of these audit issues, the company recorded a tax benefit of $68.2 million, or $.20 per diluted share. The company also recorded a reduction of goodwill of $8.0 million, as certain amounts of the tax benefit related to the preacquisition period of an acquired entity.

As part of its ongoing efforts to reduce its cost base and enhance its administrative efficiency, on September 30, 2004, the company consolidated facility space and committed to a work force reduction of 1,415 employees, primarily in general and administrative areas. These actions resulted in a pretax charge of $82.0 million, or $.18 per diluted share. The charge related to work force reductions is $75.3 million and comprises: (a) 752 employees in the U.S. for a charge of $23.2 million and (b) 663 employees outside the U.S. for a charge of $52.1 million. The charge for work force reductions is principally related to severance costs. The facility charge of $6.7 million relates principally to a single U.S. leased property that the company ceased using as of September 30, 2004. The facility charge represents the fair value of the liability at the cease-use date and was determined based on the remaining lease rental payments, reduced by estimated sublease rentals that could be reasonably obtained for the property. The work force reductions are expected to be substantially completed by the end of the second quarter of 2005. The company anticipates that these actions will yield approximately $70 million of annualized cost savings on a run-rate basis by the end of 2005. Cash expenditures related to these actions during 2004 were $6.8 million and are expected to be approximately $65 million in 2005 and $16 million in total for all subsequent years.

The pretax charge was recorded in the following statement of income classifications: cost of revenue-services, $28.1 million; selling, general and administrative expenses, $50.2 million; research and development expenses, $8.4 million; and other income (expense), net, $4.7 million. The income recorded in other income (expense), net relates to the minority shareholders’ portion of the charge related to a 51%-owned subsidiary, which is consolidated by the company.

During the fourth quarter of 2004, to further reduce its cost base and enhance its administrative efficiency, the company identified additional cost reduction actions and recorded a provision of $3.4 million, for a work force reduction of 106 people.

A further breakdown of the individual components of these costs follows:

	Headcount	Total	Work Force Reductions*		Idle Lease Cost
($ in millions)			U.S.	Int’l
Work force reductions*	1,415	$75.3	$23.2	$52.1
Other		6.7			$6.7

Total charge	1,415	82.0	23.2	52.1	6.7
Minority interest		4.7		4.7

Balance at Sept. 30, 2004	1,415	86.7	23.2	56.8	6.7
Utilized	(404)	(6.8)	(1.7)	(4.1)	(1.0)
Additional provisions	106	3.4	1.2	2.2
Changes in estimates and revisions	(266)	(6.7)	(.2)	(6.5)
Translation adjustments		4.5		4.5

Balance at Dec. 31, 2004	851	$81.1	$22.5	$52.9	$5.7

Expected future utilization:
2005	851	$65.0	$22.5	$39.8	$2.7
2006 and thereafter	—	16.1	—	13.1	3.0

*	Includes severance, notice pay, medical and other benefits.

As a result of prior-year cost reduction actions, cash expenditures in 2004, 2003 and 2002 were $11.8 million, $58.4 million and $104.4 million, respectively. At December 31, 2004, a $12.1 million accrued liability remains principally for idle lease costs. Cash expenditures in 2005 related to these actions are expected to be approximately $7.2 million.

4. Acquisitions and goodwill

In November 2003, the company purchased KPMG’s Belgian consulting business for approximately $3.3 million of cash, plus assumed liabilities. The purchase price allocation was finalized in March 2004 and approximately $1.5 million of amortizable intangible assets (principally customer relationships) were identified and recorded with a weighted average life of approximately 5.5 years. The goodwill from this acquisition has been assigned to the Services segment.

In April 2004, the company purchased the document services business unit of Interpay Nederlands B.V. (Interpay) for $5.2 million. This business unit processes approximately 110 million paper-related payments a year for Dutch banks. The purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair values, and resulted in goodwill of $3.4 million. The acquisition provides for the company to make contingent payments to Interpay based on the achievement of certain future revenue levels. The contingent consideration will be recorded as additional goodwill when the contingencies are resolved and consideration is issued or becomes issuable. The goodwill from this acquisition has been assigned to the Services segment.

In June 2004, the company purchased the security services and identity and access management solutions business of ePresence, Inc., whose consultants design and implement enterprise directory and security solutions that enable identity management within and across organizations. The purchase price of $10.6 million was allocated to assets acquired and liabilities assumed based on their estimated fair values. Approximately $.7 million of amortizable intangible assets (principally customer relationships) were identified and recorded. The intangible assets have a weighted average life of approximately 3.8 years. The goodwill from this acquisition (approximately $7.5 million) has been assigned to the Services segment.

In July 2004, the company purchased Baesch Computer Consulting, Inc., a provider of technology solutions and services to the U.S. intelligence and defense communities, for $6.0 million. The purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair values, and resulted in goodwill of $6.3 million. The goodwill from this acquisition has been assigned to the Services segment.

The company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” These assets are reviewed annually for impairment in accordance with this statement. SFAS No. 142 requires a company to perform an impairment test on an annual basis and whenever events or circumstances occur indicating that the goodwill may be impaired. During 2004, the company performed its annual impairment test, which indicated that the company’s goodwill was not impaired.

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2004 and 2003, were as follows:

(millions)	Total	Services	Technology
Balance at December 31, 2002	$160.6	$42.5	$118.1
Acquisitions	10.3	10.3
Foreign currency translation adjustments	6.6	4.5	2.1

Balance at December 31, 2003	177.5	57.3	120.2
Acquisitions	17.2	17.2
Transfers(1)	(1.5)	(1.5)
Foreign currency translation adjustments	3.8	2.4	1.4
Other(2)	(7.1)	(.3)	(6.8)

Balance at December 31, 2004	$189.9	$75.1	$114.8

(1)	Transfer to amortizable intangible assets upon finalization of the purchase price allocation in March 2004 relating to the acquisition of KPMG’s Belgian consulting business.
(2)	Principally represents the amount of the tax benefit received related to the preaquisition period of an acquired entity. See Note 3.

5. Recent accounting pronouncements and accounting changes

On December 21, 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 109-2 (FSP No. 109-2), “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provisions within the American Jobs Creation Act of 2004” (the Jobs Act). FSP No. 109-2 provides guidance with respect to reporting the potential impact of the repatriation provisions of the Jobs Act on an enterprise’s income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004, and provides for a temporary 85% dividends received deduction on certain foreign earnings repatriated during a one-year period. The deduction would result in an approximate 5.25% federal tax rate on the repatriated earnings. To qualify for the deduction, the earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by a company’s chief executive officer and approved by a company’s board of directors. Certain other criteria in the Jobs Act must be satisfied as well. FSP No. 109-2 states that an enterprise is allowed time beyond the financial reporting period to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings. Although the company has not yet completed its evaluation of the impact of the repatriation provisions of the Jobs Act, the company does not expect that these provisions will have a material impact on its consolidated financial position, consolidated results of operations, or liquidity. Accordingly, as provided for in FSP No. 109-2, the company has not adjusted its tax expense or deferred tax liability to reflect the repatriation provisions of the Jobs Act.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R), which replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. The company is required to adopt SFAS No. 123R in the third quarter of 2005. Under SFAS No. 123R, the company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The permitted transition methods include either retrospective or prospective adoption. Under the retrospective option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options at the beginning of the first quarter of adoption of SFAS No. 123R, while the retrospective methods would record compensation expense for all unvested stock options beginning with the first period presented. The company is currently evaluating the requirements of SFAS No. 123R and expects that adoption of SFAS No. 123R will have a material impact on the company’s consolidated financial position and consolidated results of operations. The company has not yet determined the method of adoption or the effect of adopting SFAS No. 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123. See stock-based compensation plans in Note 1.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (SFAS No. 153). SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21 (b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for periods beginning after June 15, 2005. The company does not expect that adoption of SFAS No. 153 will have a material effect on its consolidated financial position, consolidated results of operations, or liquidity.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4” (SFAS No. 151). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, handling costs and wasted material (spoilage). Among other provisions, the new rule requires that such items be recognized as current-period charges, regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The company does not expect that adoption of SFAS No. 151 will have a material effect on its consolidated financial position, consolidated results of operations, or liquidity.

On May 19, 2004, the FASB issued FASB Staff Position No. FAS 106-2 (FSP No. 106-2), “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the Act). The Act introduces a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP No. 106-2 is effective for the first interim period beginning after June 15, 2004, and provides that an employer shall measure the accumulated plan benefit obligation (APBO) and net periodic postretirement benefit cost, taking into account any subsidy received under the Act. As of December 31, 2004, the company’s measurements of both the APBO and the net postretirement benefit cost do not reflect any amounts associated with the subsidy. While final regulations have not been released, guidance provided to date implies that the company’s plan will probably not be considered actuarially equivalent to Medicare Part D. Accordingly, the company does not expect that adoption of FSP No. 106-2 will have a material effect on its consolidated financial position, consolidated results of operations, or liquidity.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities) and how to determine when and which business enterprise (the primary beneficiary) should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (a) the equity investors (if any) do not have a controlling financial interest, or (b) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (FIN 46-R) to address certain FIN 46 implementation issues.

The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The adoption of the provisions applicable to special purpose entities (SPEs) and all other variable interests obtained after January 31, 2003, did not have a material impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

Effective March 31, 2004, the company adopted the provisions of FIN 46-R applicable to non-SPEs created prior to February 1, 2003. Adoption of FIN 46-R had no impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

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

Effective January 1, 2003, the company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces previous accounting guidance provided by Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” and is effective for the company for exit or disposal activities initiated after December 31, 2002. Adoption of this statement had no material impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

Effective January 1, 2003, the company adopted FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” (FIN 45). The interpretation requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a roll-forward of the entity’s product warranty liabilities. This interpretation is intended to improve the comparability of financial reporting by requiring identical accounting for guarantees issued with separately identified consideration and guarantees issued without separately identified consideration. Adoption of this interpretation had no material impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

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

6. Accounts receivable

In December 2003, the company renewed its agreement to sell, through Unisys Funding Corporation I, a wholly owned subsidiary, interests in eligible U.S. trade accounts receivable for up to $225 million. The agreement is renewable annually, at the purchasers’ option, for up to three years. Unisys Funding Corporation I has been structured to isolate its assets from creditors of Unisys. The company received proceeds of $1.5 billion in 2004, and $2.3 billion, in each of 2003 and 2002, from ongoing sales of accounts receivable interests under the program. At each of December 31, 2004 and 2003, the company retained subordinated interests of $144 million in the associated receivables; these receivables have been included in accounts and notes receivable in the accompanying consolidated balance sheets. As collections reduce previously sold interests, interests in new, eligible receivables can be sold, subject to meeting certain conditions. At each of December 31, 2004 and 2003, receivables of $225 million were sold and therefore removed from the accompanying consolidated balance sheets.

The selling price of the receivables interests reflects a discount (2.3% at December 31, 2004, and 1.1% at December 31, 2003) based on the A-1 rated commercial paper borrowing rates of the purchasers. The company remains responsible for servicing the underlying accounts receivable, for which it will receive a fee of 0.5% of the outstanding balance, which it believes represents adequate compensation. The company estimates the fair value of its retained interests by considering two key assumptions: the payment rate, which is derived from the average life of the accounts receivable, which is less than 60 days, and the rate of expected credit losses. Based on the company’s favorable collection experience and very short-term nature of the receivables, both assumptions are considered to be highly predictable. Therefore, the company’s estimated fair value of its retained interests in the pool of eligible receivables is approximately equal to book value, less the associated allowance for doubtful accounts. The discount on the sales of these accounts receivable during the years ended December 31, 2004, 2003 and 2002, was $3.3 million, $3.4 million and $4.2 million, respectively. These discounts are recorded in other income (expense), net in the accompanying consolidated statements of income.

Accounts receivable consist principally of trade accounts receivable from customers and are generally unsecured and due within 30 days. Credit losses relating to these receivables consistently have been within management’s expectations. Expected credit losses are recorded as an allowance for doubtful accounts in the consolidated balance sheets. Estimates of expected credit losses are based primarily on the aging of the accounts receivable balances. The collection policies and procedures of the company vary by credit class and prior payment history of customers.

Revenue recognized in excess of billings on services contracts, or unbilled accounts receivable, was $218.9 million and $146.7 million at December 31, 2004 and 2003, respectively. Such amounts are included in accounts and notes receivable, net. At December 31, 2004 and 2003, the company had long-term accounts and notes receivable, net of $114.4 million and $141.0 million, respectively. Such amounts are included in other long-term assets in the accompanying consolidated balance sheets.

Unearned income, which is reported as a deduction from accounts and notes receivable, was $18.2 million and $14.7 million at December 31, 2004 and 2003, respectively. The allowance for doubtful accounts, which is reported as a deduction from accounts and notes receivable, was $49.6 million and $49.8 million at December 31, 2004 and 2003, respectively.

7. Income taxes

Year ended December 31 (millions)	2004	2003	2002
Income (loss) before income taxes
United States	$(34.7)	$177.7	$125.7
Foreign	(41.3)	202.8	207.1

Total income (loss) before income taxes	$(76.0)	$380.5	$332.8

Provision (benefit) for income taxes
Current
United States	$(8.5)	$(34.5)	$(6.5)
Foreign	10.8	49.1	62.4
State and local	(97.1)	17.2	7.7

Total	(94.8)	31.8	63.6

Deferred
United States	19.3	45.9	19.2
Foreign	(39.1)	44.1	27.0

Total	(19.8)	90.0	46.2

Total provision (benefit) for income taxes	$(114.6)	$121.8	$109.8

Following is a reconciliation of the provision (benefit) for income taxes at the United States statutory tax rate to the provision (benefit) for income taxes as reported:

Year ended December 31 (millions)	2004	2003	2002
United States statutory income tax (benefit)	$(26.6)	$133.2	$116.5
Foreign taxes	(9.2)	17.4	(4.1)
Tax refund claims, audit issues and other matters
U.S. federal	(14.0)	(36.3)	(16.0)
U.S. state	(63.1)	11.1	5.0
Other	(1.7)	(3.6)	8.4

Provision (benefit) for income taxes	$(114.6)	$121.8	$109.8

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 2004 and 2003, were as follows:

December 31 (millions)	2004	2003
Deferred tax assets
Capitalized research and development	$522.1	$534.5
Tax loss carryforwards	487.1	395.2
Other tax credit carryforwards	216.1	238.8
Capitalized intellectual property rights	213.8	254.3
Foreign tax credit carryforwards	182.6	139.3
Pensions	169.6	156.2
Deferred revenue	115.1	120.7
Depreciation	81.0	66.2
Postretirement benefits	59.8	64.3
Employee benefits	47.0	50.4
Impairment charge related to outsourcing assets	37.7	—
Restructuring	27.7	8.3
Other	165.1	177.4

	2,324.7	2,205.6
Valuation allowance	(531.9)	(450.7)

Total deferred tax assets	$1,792.8	$1,754.9

Deferred tax liabilities
Sales-type leases	$59.6	$72.2
Other	108.5	99.9

Total deferred tax liabilities	$168.1	$172.1

Net deferred tax assets	$1,624.7	$1,582.8

SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowance at December 31, 2004, applies principally to tax loss carryforwards and temporary differences relating to state and local and certain foreign taxing jurisdictions that, in management’s opinion, are more likely than not to expire unused. During 2004, the net increase in the valuation allowance of $81.2 million was principally related to an increase in foreign deferred tax assets resulting from foreign subsidiary losses and currency translation adjustments, and U.S. tax credit carryforwards.

Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $1.03 billion at December 31, 2004. As the company intends to permanently reinvest all such earnings, no provision has been made for income taxes that may become payable upon distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability. Although there are no specific plans to distribute the undistributed earnings in the immediate future, where economically appropriate to do so, such earnings may be remitted.

Cash paid, net of refunds, during 2004, 2003 and 2002 for income taxes was $55.9 million, $64.4 million and $72.3 million, respectively.

At December 31, 2004, the company has U.S. federal and state and local tax loss carryforwards and foreign tax loss carryforwards for certain foreign subsidiaries, the tax effect of which is approximately $487.1 million. These carryforwards will expire as follows (in millions): 2005, $4.9; 2006, $9.8; 2007, $10.7; 2008, $8.3; 2009, $12.5; and $440.9 thereafter. The company also has available tax credit carryforwards of approximately $398.7 million, which will expire as follows (in millions): 2005, $5.8; 2006, $ – ; 2007, $ – ; 2008, $13.0; 2009, $26.9; and $353.0 thereafter.

See Note 3 for information concerning favorable settlements of tax audit issues.

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

8. Properties

Properties comprise the following:

December 31 (millions)	2004	2003
Land	$5.3	$5.5
Buildings	140.0	145.7
Machinery and office equipment	879.8	927.3
Internal-use software	197.7	179.5
Rental equipment	82.7	94.7

Total properties	$1,305.5	$1,352.7

9. Investments at equity and minority interests

Substantially all of the company’s investments at equity consist of Nihon Unisys, Ltd., a publicly traded Japanese company (NUL). NUL is the exclusive supplier of the company’s hardware and software products in Japan. The company considers its investment in NUL to be of a long-term strategic nature. For the years ended December 31, 2004, 2003 and 2002, total direct and indirect sales to NUL were approximately $240 million, $275 million and $270 million, respectively. At December 31, 2004, the company owned approximately 29% of NUL’s common stock that had a market value of approximately $318 million. Prior to January 1, 2004, the company’s share of NUL’s earnings or losses was recorded semiannually in the second quarter and fourth quarter on a quarter-lag basis because NUL’s quarterly financial results were not available. Due to recent regulatory changes in Japan, NUL is required to publish its earnings quarterly. Accordingly, effective January 1, 2004, the company has begun to record its equity earnings in NUL quarterly on a quarter-lag basis in other income (expense), net in the company’s consolidated statements of income. During the years ended December 31, 2004, 2003 and 2002, the company recorded equity income or (loss) related to NUL of $16.2 million, $18.2 million and $(11.8) million, respectively. The year ended December 31, 2003, included $12.2 million income related to the company’s share of a subsidy recorded by NUL upon transfer of a portion of its pension plan obligation to the Japanese government. The year ended December 31, 2002, included a $21.8 million charge related to the company’s share of an early retirement charge recorded by NUL. The company has approximately $199 million of retained earnings that represent undistributed earnings of NUL. The revenue and the equity earnings from NUL are included in the company’s Technology segment. See Note 16.

Summarized financial information for NUL as of and for its fiscal years ended March 31 is as follows:

(millions)	2004	2003	2002
Year ended March 31
Revenue	$2,740.8	$2,535.6	$2,451.8
Gross profit	659.8	645.9	646.0
Pretax income (loss)	78.8	128.4	(101.2)
Net income (loss)	34.7	68.5	(62.4)

At March 31
Current assets	1,322.1	1,178.8	1,257.6
Noncurrent assets	970.6	903.1	892.3
Current liabilities	861.6	772.0	936.3
Noncurrent liabilities	686.4	782.7	851.2
Minority interests	5.4	14.2	10.7

The company owns 51% of Intelligent Processing Solutions Limited (iPSL), a U.K.-based company, which provides high-volume payment processing. iPSL is consolidated in the company’s financial statements. The minority owners’ interests are reported in other long-term liabilities ($37.1 million and $48.9 million at December 31, 2004 and 2003, respectively) and in other income (expense), net ($11.9 million, $10.7 million and $.3 million in 2004, 2003 and 2002, respectively) in the company’s financial statements.

10. Debt

Long-term debt comprises the following:

December 31 (millions)	2004	2003
8 1/8% senior notes due 2006	$400.0	$400.0
6 7/8% senior notes due 2010	300.0	300.0
7 7/8% senior notes due 2008	200.0	200.0
7 1/4% senior notes due 2005	150.0	150.0
Other, net of unamortized discounts	.1	.5

Total	1,050.1	1,050.5
Less – current maturities	151.7	2.2

Total long-term debt	$898.4	$1,048.3

Total long-term debt maturities in 2005, 2006, 2007, 2008, 2009 and 2010 are $151.7 million, $400.9 million, $.4 million, $200.0 million, $ – million and $300.0 million, respectively.

Cash paid during 2004, 2003 and 2002 for interest was $83.2 million, $76.6 million and $73.6 million, respectively. Capitalized interest expense during 2004, 2003 and 2002 was $16.3 million, $14.5 million and $13.9 million, respectively.

On January 18, 2005, the company paid $150 million from cash on hand to retire at maturity all of its 7 1/4% senior notes. In 2003, the company issued $300 million of 6 7/8% senior notes due 2010.

The company has a $500 million credit agreement that expires in May 2006 with no amounts outstanding as of December 31, 2004. Borrowings under the credit agreement bear interest based on the then-current LIBOR or prime rates and the company’s credit rating. The credit agreement contains financial and other covenants, including maintenance of certain financial ratios, a minimum level of net worth and limitations on certain types of transactions, which could reduce the amount the company is able to borrow. Events of default under the credit agreement include failure to perform covenants, material adverse change, change of control and default under other debt aggregating at least $25 million. If an event of default were to occur under the credit agreement, the lenders would be entitled to declare all amounts borrowed under it immediately due and payable. The occurrence of an event of default under the credit agreement could also cause the acceleration of obligations under certain other agreements and the termination of the company’s U.S. trade accounts receivable facility. In light of the company’s 2004 fourth quarter results (see Note 3), the company requested and obtained a waiver of one of its financial covenants at December 31, 2004, and an amendment of certain financial covenants going forward, from its various lenders. The entire $500 million of the credit agreement is available for borrowing as of December 31, 2004. In addition, the company and certain international subsidiaries have access to uncommitted lines of credit from various banks.

11. Other accrued liabilities

Other accrued liabilities (current) comprise the following:

December 31 (millions)	2004	2003
Deferred revenue	$637.5	$625.7
Payrolls and commissions	163.9	197.3
Accrued vacations	133.4	128.6
Taxes other than income taxes	98.9	72.9
Restructuring*	72.2	12.1
Other	210.2	269.1

Total other accrued liabilities	$1,316.1	$1,305.7

*	At December 31, 2004 and 2003, an additional $21.0 million and $6.4 million, respectively, were reported in other long-term liabilities on the consolidated balance sheets.

12. Product warranty

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

Year ended December 31 (millions)	2004	2003
Balance at January 1	$20.8	$19.2
Accruals for warranties issued during the period	11.8	23.5
Settlements made during the period	(16.1)	(18.3)
Changes in liability for pre-existing warranties during the period, including expirations	(4.9)	(3.6)

Balance at December 31	$11.6	$20.8

13. Rental expense and commitments

Rental expense, less income from subleases, for 2004, 2003 and 2002 was $184.7 million, $165.6 million and $159.0 million, respectively.

Minimum net rental commitments under noncancelable operating leases outstanding at December 31, 2004, substantially all of which relate to real properties, were as follows: 2005, $142.6 million; 2006, $118.8 million; 2007, $98.8 million; 2008, $76.9 million; 2009, $54.7 million; and $227.0 million thereafter. Such rental commitments have been reduced by minimum sublease rentals of $117.9 million, due in the future under noncancelable subleases.

In 2003, the company entered into a new lease for its facility at Malvern, Pa., that replaced a former lease that was due to expire in March 2005. The new lease has a 60-month term expiring in June 2008. Under the new lease, the company has the option to purchase the facility at any time for approximately $34 million. In addition, if the company does not exercise its purchase option and the lessor sells the facility at the end of the lease term for a price that is less than approximately $34 million, the company will be required to guarantee the lessor a residual value on the property of up to $29 million. The lessor is a substantive independent leasing company that does not have the characteristics of a variable interest entity as defined by FIN 46 and is therefore not consolidated by the company.

The company has accounted for the lease as an operating lease and, therefore, neither the leased facility nor the related debt is reported in the company’s accompanying consolidated balance sheets. As stated above, under the lease, the company is required to provide a guaranteed residual value on the facility of up to $29 million to the lessor at the end of the 60-month lease term. The company recognized a liability of approximately $1 million for the related residual value guarantee. The value of the guarantee was determined by computing the estimated present value of probability-weighted cash flows that might be expended under the guarantee, discounted using the company’s incremental borrowing rate of approximately 6.5%. The company has recorded a liability for the fair value of the obligation with a corresponding asset recorded as prepaid rent, which will be amortized to rental expense over the lease term. The liability will be subsequently assessed and adjusted to fair value as necessary.

At December 31, 2004, the company had outstanding standby letters of credit and surety bonds of approximately $266 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material.

14. Financial instruments

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

The company recognizes the fair value of its cash flow hedge derivatives as either assets or liabilities in its consolidated balance sheets. Changes in the fair value related to the effective portion of such derivatives are recognized in other comprehensive income until the hedged item is recognized in earnings, at which point the accumulated gain or loss is reclassified out of other comprehensive income and into earnings. The ineffective portion of such derivative’s change in fair value is immediately recognized in earnings. The amount of ineffectiveness recognized in earnings during the years ended December 31, 2004, 2003 and 2002, related to cash flow hedge derivatives for third-party royalties was a (loss) gain of approximately $(1.4) million, $.5 million and $1.7 million, respectively. The ineffective amount related to cash flow hedge derivatives for intercompany transactions was immaterial during the years ended December 31, 2004, 2003 and 2002. Both the amounts reclassified out of other comprehensive income and into earnings and the ineffectiveness recognized in earnings related to cash flow hedge derivatives for forecasted intercompany transactions are recognized in cost of revenue, and in revenue for forecasted third-party royalties. Substantially all of the accumulated income and loss in other comprehensive income related to cash flow hedges at December 31, 2004, is expected to be reclassified into earnings within the next 12 months.

When a cash flow hedge is discontinued because it is probable that the original forecasted transaction will not occur by the end of the original specified time period, the company is required to reclassify any gains or losses out of other comprehensive income and into earnings. The amount of such reclassifications during the years ended December 31, 2004, 2003 and 2002 was immaterial.

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

During the years ended December 31, 2004, 2003 and 2002, the company recognized foreign exchange transaction gains or (losses) in other income (expense), net in its consolidated statements of income of $(5.2) million, $(11.3) million and $(1.2) million, respectively.

Financial instruments also include temporary cash investments and customer accounts receivable. Temporary investments are placed with creditworthy financial institutions, primarily in oversecuritized treasury repurchase agreements, Eurotime deposits, or commercial paper of major corporations. At December 31, 2004, the company’s cash equivalents principally have maturities of less than one month. Due to the short maturities of these instruments, they are carried on the consolidated balance sheets at cost plus accrued interest, which approximates market value. Realized gains or losses during 2004 and 2003, as well as unrealized gains or losses at December 31, 2004, were immaterial. Receivables are due from a large number of customers that are dispersed worldwide across many industries. At December 31, 2004 and 2003, the company had no significant concentrations of credit risk. The carrying amount of cash and cash equivalents, notes payable and long-term debt approximates fair value.

15. Litigation

There are various lawsuits, claims and proceedings that have been brought or asserted against the company. In accordance with SFAS No. 5, “Accounting for Contingencies,” the company records a provision for these matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Any provisions are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information pertinent to a particular matter. Although the ultimate results of these lawsuits, claims and proceedings are not currently determinable, the company believes that at December 31, 2004, it has adequate provisions for any such matters.

16. Segment information

The company has two business segments: Services and Technology. The products and services of each segment are marketed throughout the world to commercial businesses and governments. Revenue classifications by segment are as follows: Services – consulting and systems integration, outsourcing, infrastructure services and core maintenance; Technology – enterprise-class servers and specialized technologies.

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

Also included in the Technology segment’s sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services engagements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2004, 2003 and 2002, was $17.9 million, $24.4 million and $19.2 million, respectively. The profit on these transactions is eliminated in Corporate.

The company evaluates business segment performance on operating income exclusive of restructuring charges and unusual and nonrecurring items, which are included in Corporate. All corporate and centrally incurred costs are allocated to the business segments, based principally on revenue, employees, square footage or usage.

In 2004, the Services segment operating loss included an impairment charge of $125.6 million. See Note 3. The company also recognized an impairment charge in the Services segment operating loss of approximately $11 million for the write down to net realizable value of certain contract-related assets.

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

No single customer accounts for more than 10% of revenue. Revenue from various agencies of the U.S. Government, which is reported in both business segments, approximated $900 million, $895 million and $579 million in 2004, 2003 and 2002, respectively. Included in these amounts are $53 million, $165 million and $86 million, respectively, of revenue associated with products leased to various agencies of the U.S. Government and sold to a third-party finance company.

A summary of the company’s operations by business segment for 2004, 2003 and 2002 is presented below:

(millions)	Total	Corporate	Services	Technology
2004

Customer revenue	$5,820.7		$4,724.7	$1,096.0
Intersegment		$(251.8)	18.1	233.7

Total revenue	$5,820.7	$(251.8)	$4,742.8	$1,329.7

Operating income (loss)	$(34.8)	$(88.0)	$(82.8)	$136.0
Depreciation and amortization	394.0		244.5	149.5
Total assets	5,620.9	2,334.7	2,364.9	921.3
Investments at equity	197.1	1.1		196.0
Capital expenditures	314.5	14.4	262.5	37.6

2003

Customer revenue	$5,911.2		$4,691.9	$1,219.3
Intersegment		$(319.8)	25.9	293.9

Total revenue	$5,911.2	$(319.8)	$4,717.8	$1,513.2

Operating income (loss)	$427.7	$(.6)	$236.2	$192.1
Depreciation and amortization	350.3		201.3	149.0
Total assets	5,469.6	2,239.1	2,256.3	974.2
Investments at equity	153.3	1.1		152.2
Capital expenditures	292.9	11.8	243.9	37.2

2002

Customer revenue	$5,607.4		$4,285.1	$1,322.3
Intersegment		$(331.9)	38.8	293.1

Total revenue	$5,607.4	$(331.9)	$4,323.9	$1,615.4

Operating income (loss)	$423.2	$(21.4)	$256.0	$188.6
Depreciation and amortization	311.1		180.5	130.6
Total assets	4,981.4	1,995.3	2,002.0	984.1
Investments at equity	111.8	1.1		110.7
Capital expenditures	261.8	15.3	208.0	38.5

Presented below is a reconciliation of total business segment operating income to consolidated income (loss) before income taxes:

Year ended December 31 (millions)	2004	2003	2002
Total segment operating income	$53.2	$428.3	$444.6
Interest expense	(69.0)	(69.6)	(66.5)
Other income (expense), net	27.8	22.4	(23.9)
Cost reduction charge	(82.0)	—	—
Corporate and eliminations	(6.0)	(.6)	(21.4)

Total income (loss) before income taxes	$(76.0)	$380.5	$332.8

Presented below is a reconciliation of total business segment assets to consolidated assets:

December 31 (millions)	2004	2003	2002
Total segment assets	$3,286.2	$3,230.5	$2,986.1
Cash and cash equivalents	660.5	635.9	301.8
Prepaid pension assets	52.5	55.5	—
Deferred income taxes	1,686.4	1,654.6	1,787.3
Elimination for sale of receivables	(249.8)	(264.4)	(273.5)
Other corporate assets	185.1	157.5	179.7

Total assets	$5,620.9	$5,469.6	$4,981.4

Customer revenue by classes of similar products or services, by segment, is presented below:

Year ended December 31 (millions)	2004	2003	2002
Services
Consulting and systems integration	$1,651.7	$1,595.8	$1,455.6
Outsourcing	1,725.9	1,682.7	1,441.2
Infrastructure services	775.9	841.3	831.7
Core maintenance	571.2	572.1	556.6

	4,724.7	4,691.9	4,285.1
Technology
Enterprise-class servers	870.3	928.7	955.9
Specialized technologies	225.7	290.6	366.4

	1,096.0	1,219.3	1,322.3

Total	$5,820.7	$5,911.2	$5,607.4

Geographic information about the company’s revenue, which is principally based on location of the selling organization, properties and outsourcing assets is presented below:

(millions)	2004	2003	2002
Revenue
United States	$2,636.0	$2,757.1	$2,500.7
United Kingdom	898.9	837.4	749.3
Other foreign	2,285.8	2,316.7	2,357.4

Total	$5,820.7	$5,911.2	$5,607.4

Properties, net
United States	$275.5	$278.6	$294.0
United Kingdom	54.3	49.7	48.7
Other foreign	94.3	95.9	104.1

Total	$424.1	$424.2	$446.8

Outsourcing assets, net
United States	$104.1	$88.0	$67.8
United Kingdom*	285.7	321.7	230.9
Other foreign	42.1	67.8	22.3

Total	$431.9	$477.5	$321.0

*	Amounts in 2004 relate principally to iPSL, a 51% owned U.K.-based company. See Note 9.

17. Employee plans

Stock plans Under the company’s plans, stock options, stock appreciation rights, restricted stock and restricted stock units may be granted to officers, directors and other key employees.

Options have been granted to purchase the company’s common stock at an exercise price equal to or greater than the fair market value at the date of grant. Options generally have a maximum duration of 10 years and become exercisable in annual installments over a four-year period following date of grant.

Restricted stock units have been granted and are subject to forfeiture until the expiration of a specified period of service commencing on the date of grant. Compensation expense resulting from the awards is charged to income ratably from the date of grant until the date the restrictions lapse and is based on fair market value at the date of grant. During the years ended December 31, 2004, 2003 and 2002, $1.4 million, $.9 million and $.2 million, respectively, was charged to income related to restricted stock units.

The company has a worldwide Employee Stock Purchase Plan (ESPP), which enables substantially all regular employees to purchase shares of the company’s common stock through payroll deductions of up to 10% of eligible pay with a limit of $25,000 per employee. The price the employee pays is 85% of the market price at the beginning or end of a calendar quarter, whichever is lower. During the years ended December 31, 2004, 2003 and 2002, employees purchased newly issued shares from the company for $27.4 million, $25.4 million and $24.1 million, respectively.

U.S. employees are eligible to participate in an employee savings plan. Under this plan, employees may contribute a percentage of their pay for investment in various investment alternatives. Company matching contributions of up to 2% of pay are made in the form of newly issued shares of company common stock. The charge to income related to the company match for the years ended December 31, 2004, 2003 and 2002, was $19.7 million, $18.8 million and $17.9 million, respectively.

The company applies APB Opinion 25 for its stock plans and the disclosure-only option under SFAS No. 123. Accordingly, no compensation expense is recognized for stock options granted and for common stock purchases under the ESPP.

The fair value of stock options is estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2004, 2003 and 2002, respectively: risk-free interest rates of 3.13%, 2.89% and 4.44%, volatility factors of the expected market price of the company’s common stock of 55%, a weighted average expected life of the options of five years and no dividends.

A summary of the status of stock option activity follows:

	2004		2003		2002
Year ended December 31 (shares in thousands)	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Outstanding at beginning of year	41,498	$18.70	38,890	$19.73	28,653	$22.56
Granted	4,560	13.80	5,327	8.93	13,873	14.39
Exercised	(1,256)	9.09	(736)	8.39	(647)	7.68
Forfeited and expired	(1,616)	16.89	(1,983)	16.84	(2,989)	29.18

Outstanding at end of year	43,186	18.53	41,498	18.70	38,890	19.73

Exercisable at end of year	27,159	21.58	21,704	22.18	15,570	21.94

Shares available for granting options at end of year	15,014		19,560		12,449

Weighted average fair value of options granted during the year		$7.17		$4.20		$5.95

December 31, 2004 (shares in thousands)	Outstanding			Exercisable
Exercise Price Range	Shares	Average Life *	Average Exercise Price	Shares	Average Exercise Price
$6.00-11.79	8,986	6.21	$8.76	4,449	$8.79
$11.80-12.88	8,659	7.14	12.12	4,194	12.12
$12.89-18.57	10,708	7.29	16.83	4,928	18.40
$18.58-30.19	9,386	4.76	26.64	8,173	26.96
$30.20-51.73	5,447	5.13	34.20	5,415	34.20

Total	43,186	6.21	18.53	27,159	21.58

*	Average contractual remaining life in years.

Retirement benefits December 31 is the measurement date for both U.S. and international defined benefit pension plans. Retirement plans’ funded status and amounts recognized in the company’s consolidated balance sheets at December 31, 2004 and 2003, follow:

	U.S. Plans		International Plans
December 31 (millions)	2004	2003	2004	2003
Change in benefit obligation
Benefit obligation at beginning of year	$4,351.6	$4,123.9	$1,797.2	$1,317.8
Service cost	67.2	58.8	49.2	41.3
Interest cost	264.3	267.4	96.0	80.0
Plan participants’ contributions			9.3	8.5
Plan amendments				2.2
Actuarial loss	204.8	194.2	145.9	92.8
Benefits paid	(295.4)	(292.7)	(55.6)	(44.5)
Termination payments			16.8	5.0
Foreign currency translation adjustments			180.6	211.4
Other*				82.7

Benefit obligation at end of year	$4,592.5	$4,351.6	$2,239.4	$1,797.2

Accumulated benefit obligation	$4,570.3	$4,327.2	$1,922.4	$1,561.5

Change in plan assets
Fair value of plan assets at beginning of year	$4,129.5	$3,574.4	$1,356.2	$974.6
Actual return on plan assets	524.2	841.9	121.0	118.8
Employer contribution	5.6	5.9	57.2	56.6
Plan participants’ contributions			9.3	8.5
Benefits paid	(295.4)	(292.7)	(55.6)	(44.5)
Foreign currency translation adjustments			135.8	161.5
Other*				80.7

Fair value of plan assets at end of year	$4,363.9	$4,129.5	$1,623.9	$1,356.2

Funded status	$(228.6)	$(222.1)	$(615.5)	$(441.0)
Unrecognized net actuarial loss	1,567.5	1,601.3	822.1	640.6
Unrecognized prior service (benefit) cost	(54.7)	(62.4)	10.3	11.1

Net amount recognized	$1,284.2	$1,316.8	$216.9	$210.7

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost			$52.5	$55.5
Intangible asset			8.0	8.8
Accrued pension liability	$(206.5)	$(197.7)	(331.4)	(235.9)
Accumulated other comprehensive loss**	1,490.7	1,514.5	487.8	382.3

	$1,284.2	$1,316.8	$216.9	$210.7

*	Represents amounts of pension assets and liabilities assumed by the company at the inception of certain outsourcing contracts related to the customers’ employees hired by the company.
**	In addition to amounts recognized in other comprehensive loss relating to company pension plans, the company recorded $47.3 million and $74.0 million at December 31, 2004 and 2003, respectively, in other comprehensive loss related to its share of NUL’s minimum pension liability adjustment. (See Note 9.)

Information for plans with an accumulated benefit obligation in excess of plan assets at December 31, 2004 and 2003, follows:

December 31 (millions)	2004	2003
Accumulated benefit obligation	$6,078.5	$5,574.0
Fair value of plan assets	5,551.4	5,146.1

Information for plans with a projected benefit obligation in excess of plan assets at December 31, 2004 and 2003, follows:

December 31 (millions)	2004	2003
Projected benefit obligation	$6,831.9	$6,148.8
Fair value of plan assets	5,987.8	5,485.7

Net periodic pension cost for 2004, 2003 and 2002 includes the following components:

	U.S. Plans			International Plans
Year ended December 31 (millions)	2004	2003	2002	2004	2003	2002
Service cost	$67.2	$58.8	$36.0	$49.2	$41.3	$27.6
Interest cost	264.3	267.4	278.9	96.0	80.0	64.3
Expected return on plan assets	(378.9)	(403.6)	(459.8)	(115.8)	(97.2)	(91.4)
Amortization of prior service (benefit) cost	(7.7)	(12.0)	(5.6)	1.5	1.0	.8
Recognized net actuarial loss (gain)	93.2	20.6	1.7	24.6	14.0	2.6
Settlement/curtailment (gain) loss			(.4)		7.1	1.8

Net periodic pension cost (income)	$38.1	$(68.8)	$(149.2)	$55.5	$46.2	$5.7

Weighted-average assumptions used to determine net periodic pension cost for the years ended December 31 were as follows:
Discount rate	6.25%	6.75%	7.50%	5.30%	5.86%	6.25%
Rate of compensation increase	4.60%	5.40%	5.40%	3.00%	3.64%	3.80%
Expected long-term rate of return on assets*	8.75%	8.75%	9.50%	7.51%	7.64%	8.20%

*	For 2005, the company has assumed that the expected long-term rate of return on plan assets for its U.S. defined benefit pension plan will be 8.75%.

Weighted-average assumptions used to determine benefit obligations at December 31 were as follows:

Discount rate	5.88%	6.25%	6.75%	5.12%	5.30%	5.86%
Rate of compensation increase	4.62%	4.60%	5.40%	3.14%	3.00%	3.64%

The asset allocation for the defined benefit pension plans at December 31, 2004 and 2003, follows:

	U.S.		Int’l
December 31	2004	2003	2004	2003
Asset Category
Equity securities	69%	68%	49%	48%
Debt securities	24	24	49	50
Real estate	6	6	0	0
Cash	1	2	2	2

Total	100%	100%	100%	100%

The company’s investment policy targets and ranges for each asset category are as follows:

	U.S.		Int’l
Asset Category	Target	Range	Target	Range
Equity securities	68%	65-71%	49%	44-54%
Debt securities	26%	23-29%	50%	45-56%
Real estate	6%	3-9%	0%	0-1%
Cash	0%	0-5%	1%	0-4%

The company periodically reviews its asset allocation, taking into consideration plan liabilities, local regulatory requirements, plan payment streams and then-current capital market assumptions. The actual asset allocation for each plan is monitored at least quarterly, relative to the established policy targets and ranges. If the actual asset allocation is close to or out of any of the ranges, a review is conducted. Rebalancing will occur toward the target allocation, with due consideration given to the liquidity of the investments and transaction costs.

The objectives of the company’s investment strategies are as follows: (a) to provide a total return that, over the long term, increases the ratio of plan assets to liabilities by maximizing investment return on assets, at a level of risk deemed appropriate, (b) to maximize return on assets by investing primarily in equity securities in the U.S. and for international plans by investing in appropriate asset classes, subject to the constraints of each plan design and local regulations, (c) to diversify investments within asset classes to reduce the impact of losses in single investments, and (d) for the U.S. plan to invest in compliance with the Employee Retirement Income Security Act of 1974 (ERISA), as amended and any subsequent applicable regulations and laws, and for international plans to invest in a prudent manner in compliance with local applicable regulations and laws.

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

The company expects to make cash contributions of approximately $70 million to its worldwide defined benefit pension plans in 2005. In accordance with regulations governing contributions to U.S. defined benefit pension plans, the company is not required to fund its U.S. qualified defined benefit pension plan in 2005.

As of December 31, 2004, the following benefit payments, which reflect expected future service, are expected to be paid from the defined benefit pension plans:

	Expected payments
Year ending December 31 (millions)	U.S.	Int’l
2005	$303.6	$64.4
2006	308.6	61.6
2007	315.4	66.9
2008	323.0	71.8
2009	330.2	75.5
2010-2014	1,764.2	510.3

Other postretirement benefits December 31 is the measurement date for the company’s postretirement benefit plan. A reconciliation of the benefit obligation, fair value of the plan assets and the funded status of the postretirement benefit plan at December 31, 2004 and 2003, follow:

December 31 (millions)	2004	2003
Change in benefit obligation
Benefit obligation at beginning of year	$233.6	$234.7
Interest cost	14.0	15.0
Plan participants’ contributions	30.8	30.4
Actuarial loss	16.7	11.4
Benefits paid	(59.7)	(57.9)

Benefit obligation at end of year	$235.4	$233.6

Change in plan assets
Fair value of plan assets at beginning of year	$15.1	$16.3
Actual return on plan assets	.7	(.4)
Employer contributions	27.4	26.7
Plan participants’ contributions	30.8	30.4
Benefits paid	(59.7)	(57.9)

Fair value of plan assets at end of year	$14.3	$15.1

Funded status	$(221.1)	$(218.5)
Unrecognized net actuarial loss	69.3	56.3
Unrecognized prior service benefit	(3.9)	(5.9)

Accrued benefit cost	$(155.7)	$(168.1)

Net periodic postretirement benefit cost for 2004, 2003 and 2002, follows:

Year ended December 31 (millions)	2004	2003	2002
Interest cost	$14.0	$15.0	$14.7
Expected return on assets	(.4)	(.4)	—
Amortization of prior service benefit	(2.0)	(2.0)	(2.0)
Recognized net actuarial loss	4.1	3.7	1.9

Net periodic benefit cost	$15.7	$16.3	$14.6

Weighted-average assumptions used to determine net periodic postretirement benefit cost for the years ended December 31 were as follows:
Discount rate	6.74%	7.00%	7.40%
Expected return on plan assets	6.75%	6.75%	8.00%
Weighted-average assumptions used to determine benefit obligation at December 31 were as follows:
Discount rate	6.51%	6.74%	7.00%

The plan assets are invested as follows: 58% debt securities, 38% insurance contracts and 4% cash. The company reviews its asset allocation periodically, taking into consideration plan liabilities, plan payment streams and then-current capital market assumptions. The company sets the long-term expected return on asset assumption, based principally on the long-term expected return on debt securities. These return assumptions are based on a combination of current market conditions, capital market expectations of third-party investment advisors and actual historical returns of the asset classes.

The company expects to contribute approximately $27 million to its postretirement benefit plan in 2005.

Assumed health care cost trend rates at December 31	2004	2003
Health care cost trend rate assumed for next year	11.3%	9.3%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.5%
Year that the rate reaches the ultimate trend rate	2014	2008

A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions of dollars):

	1-Percentage- Point Increase	1-Percentage- Point Decrease
Effect on interest cost	$.7	$(.7)
Effect on postretirement benefit obligation	11.2	(11.2)

As of December 31, 2004, the following benefit payments are expected to be paid from the company’s postretirement plan:

Year ending December 31 (millions)	Expected payments
2005	$26.7
2006	28.1
2007	29.5
2008	30.8
2009	31.3
2010-2014	149.6

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) introduces a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. On May 19, 2004, the FASB issued Staff Position No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” FSP No. 106-2 is effective for the first interim period beginning after June 15, 2004 and provides that an employer shall measure the accumulated plan benefit obligation (APBO) and net periodic postretirement benefit cost, taking into account any subsidy received under the Act. As of December 31, 2004, the company’s measurements of both the APBO and the net postretirement benefit cost do not reflect any amounts associated with the subsidy. While final regulations have not been released, guidance provided to date implies that the company’s plan will probably not be considered actuarially equivalent to Medicare Part D. Accordingly, the company does not expect that adoption of FSP No. 106-2 will have a material effect on its consolidated financial position, consolidated results of operations, or liquidity.

18. Stockholders’ equity

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

At December 31, 2004, 80.4 million shares of unissued common stock of the company were reserved principally for stock options and for stock purchase and savings plans.

Comprehensive income (loss) for the three years ended December 31, 2004, includes the following components:

Year ended December 31 (millions)	2004	2003	2002
Net income	$38.6	$258.7	$223.0

Other comprehensive income (loss)
Cash flow hedges
Income (loss), net of tax of $(4.1), $(8.6) and $(4.3)	(7.6)	(15.9)	(7.9)
Reclassification adjustments, net of tax of $5.7, $5.9 and $ 1.2	10.7	10.8	2.0
Foreign currency translation adjustments	43.5	65.3	(33.8)
Minimum pension liability, net of tax of $15.7, $(85.9) and $731.2	(39.2)	164.8	(1,490.4)

Total other comprehensive income (loss)	7.4	225.0	(1,530.1)

Comprehensive income (loss)	$46.0	$483.7	$(1,307.1)

Accumulated other comprehensive income (loss) as of December 31, 2004, 2003 and 2002, is as follows (in millions of dollars):

	Total	Translation Adjustments	Cash Flow Hedges	Minimum Pension Liability
Balance at December 31, 2001	$(706.8)	$(711.2)	$4.4	$—
Change during period	(1,530.1)	(33.8)	(5.9)	(1,490.4)

Balance at December 31, 2002	(2,236.9)	(745.0)	(1.5)	(1,490.4)
Change during period	225.0	65.3	(5.1)	164.8

Balance at December 31, 2003	(2,011.9)	(679.7)	(6.6)	(1,325.6)
Change during period	7.4	43.5	3.1	(39.2)

Balance at December 31, 2004	$(2,004.5)	$(636.2)	$(3.5)	$(1,364.8)

Report of Management on the Financial Statements

The management of the company is responsible for the integrity of its financial statements. These statements have been prepared in conformity with U.S. generally accepted accounting principles and include amounts based on the best estimates and judgments of management. Financial information included elsewhere in this report is consistent with that in the financial statements.

Ernst & Young LLP, an independent registered public accounting firm, has audited the company’s financial statements. Its accompanying report is based on audits conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Board of Directors, through its Audit Committee, which is composed entirely of independent directors, oversees management’s responsibilities in the preparation of the financial statements and selects the independent registered public accounting firm, subject to stockholder ratification. The Audit Committee meets regularly with the independent registered public accounting firm, representatives of management, and the internal auditors to review the activities of each and to assure that each is properly discharging its responsibilities. To ensure complete independence, the internal auditors and representatives of Ernst & Young LLP have full access to meet with the Audit Committee, with or without management representatives present, to discuss the results of their audits and their observations on the adequacy of internal controls and the quality of financial reporting.

Lawrence A. Weinbach	Joseph W. McGrath	Janet Brutschea Haugen
Chairman	President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Unisys Corporation

We have audited the accompanying consolidated balance sheets of Unisys Corporation as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of Unisys Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unisys Corporation at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Unisys Corporation’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 4, 2005 expressed an unqualified opinion thereon.

Philadelphia, Pennsylvania
February 4, 2005

Report of Management on Internal Control Over Financial Reporting

The management of Unisys Corporation (the company), is responsible for establishing and maintaining adequate internal control over financial reporting. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U. S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2004, based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we assert that the company maintained effective internal control over financial reporting as of December 31, 2004, based on the specified criteria.

Ernst & Young LLP, an Independent Registered Public Accounting Firm, has audited the company’s consolidated financial statements and has issued an attestation report on management’s assessment of the company’s internal control over financial reporting which appears on the following page.

Lawrence A. Weinbach	Joseph W. McGrath	Janet Brutschea Haugen
Chairman	President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Board of Directors and Shareholders of Unisys Corporation

We have audited management’s assessment, included in the Report of Management on Internal Control over Financial Reporting appearing on page 61 that Unisys Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Unisys Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Unisys Corporation maintained effective internal control over financial reporting as of December 31, 2004 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Unisys Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Unisys Corporation as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004 and our report dated February 4, 2005 expressed an unqualified opinion thereon.

Philadelphia, Pennsylvania February 4, 2005

UNISYS CORPORATION

Supplemental Financial Data (Unaudited)

Quarterly financial information

(millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2004
Revenue	$1,462.9	$1,388.1	$1,445.7	$1,524.0	$5,820.7
Gross profit	391.5	367.1	341.0	262.8	1,362.4
Income (loss) before income taxes	42.4	28.7	(57.2)	(89.9)	(76.0)
Net income (loss)	28.9	19.4	25.2	(34.9)	38.6
Earnings (loss) per share – basic	.09	.06	.08	(.10)	.12
– diluted	.09	.06	.07	(.10)	.11
Market price per share – high	15.88	15.00	13.84	11.83	15.88
– low	12.48	12.05	9.57	9.50	9.50

2003
Revenue	$1,398.9	$1,425.0	$1,449.7	$1,637.6	$5,911.2
Gross profit	387.1	392.1	425.1	510.7	1,715.0
Income before income taxes	57.5	78.2	84.0	160.8	380.5
Net income	38.5	52.5	56.2	111.5	258.7
Earnings per share – basic	.12	.16	.17	.34	.79
– diluted	.12	.16	.17	.33	.78
Market price per share – high	11.24	12.45	14.19	16.85	16.85
– low	8.25	9.08	11.41	13.32	8.25

In the fourth quarter of 2004, the company recorded a pretax impairment charge of $125.6 million, or $.26 per share, and an after-tax benefit of $28.8 million, or $.09 per share, related to the favorable settlement of income tax audit issues. See Note 3 of the Notes to Consolidated Financial Statements.

In the third quarter of 2004, the company recorded a pretax cost reduction charge of $82.0 million, or $.18 per share, and a tax benefit related to the settlement of tax audit issues of $68.2 million, or $.20 per share. See Note 3 of the Notes to Consolidated Financial Statements.

The individual quarterly per-share amounts may not total to the per-share amount for the full year because of accounting rules governing the computation of earnings per share.

Market prices per share are as quoted on the New York Stock Exchange composite listing.

Five-year summary of selected financial data

(dollars in millions, except per share data)	2004(1) (2)	2003	2002	2001(1)	2000(1)
Results of operations
Revenue	$5,820.7	$5,911.2	$5,607.4	$6,018.1	$6,885.0
Operating income (loss)	(34.8)	427.7	423.2	(4.5)	426.8
Income (loss) before income taxes	(76.0)	380.5	332.8	(73.0)	348.5
Net income (loss)	38.6	258.7	223.0	(67.1)	225.0
Earnings (loss) per share
Basic	.12	.79	.69	(.21)	.72
Diluted	.11	.78	.69	(.21)	.71
Financial position
Total assets	$5,620.9	$5,469.6	$4,981.4	$5,769.1	$5,713.3
Long-term debt	898.4	1,048.3	748.0	745.0	536.3
Stockholders’ equity	1,506.5	1,395.2	856.0	2,112.7	2,186.1
Stockholders’ equity per share	4.46	4.20	2.62	6.59	6.93
Other data
Research and development	$294.3	$280.1	$273.3	$331.5	$333.6
Capital additions of properties	137.0	116.7	100.9	156.5	181.3
Capital additions of outsourcing assets	177.5	176.2	160.9	114.0	30.4
Investment in marketable software	119.6	144.1	139.9	141.8	152.4
Depreciation and amortization
Properties	136.5	144.4	125.2	121.4	123.5
Outsourcing assets	123.3	82.3	64.9	42.4	28.7
Amortization of marketable software	134.2	123.6	121.0	145.5	115.5
Amortization of goodwill	—	—	—	16.5	21.8
Common shares outstanding (millions)	337.4	331.9	326.2	320.6	315.4
Stockholders of record (thousands)	25.2	26.3	27.3	28.4	29.7
Employees (thousands)	36.4	37.3	36.4	38.9	36.9

(1)	Includes cost reduction pretax charges of $82.0 million, $276.3 million and $127.6 million for the years ended December 31, 2004, 2001 and 2000, respectively.
(2)	Includes a pretax impairment charge of $125.6 million and favorable income tax audit settlements of $97.0 million in 2004.