Form 10-K, Exhibit 13
period 2005-12-31
UNISYS CORP
filed 2006-02-24
CIK 746838

Exhibit 13

Unisys Corporation

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The company’s financial results for 2005 were negatively impacted by a number of factors that resulted in a loss for the year. In its Technology segment, the company experienced continued weakness in its high-end server business. Revenue in the Technology segment declined 11% from 2004 primarily driven by a 10% decline in sales of large enterprise servers. In its Services segment, the company’s results were impacted by lower than expected revenue, underutilization of resources in project-based businesses, and continuing issues in two challenging outsourcing operations. In addition, the company’s earnings continue to be negatively impacted by higher pension expense. Pretax pension expense in 2005 increased to $181.1 million compared with $93.6 million in 2004.

Given the company’s recent operating losses, and the impact over the short term of its recently announced plans (described below) to restructure its business model to focus on high-growth core markets, reduce its cost structure, and drive profitable growth, in the third quarter of 2005, the company recorded a full valuation allowance against all of its deferred tax assets in the U.S. and certain foreign subsidiaries. This resulted in the company taking a third-quarter 2005 non-cash charge of $1,573.9 million, or $4.62 per share.

To address its performance issues and reposition it for profitable growth, the company is taking actions in the following areas:

•	Focused investments. The company is focusing its resources on high-growth market areas - outsourcing, open source/Linux, Microsoft solutions, and security - delivered through a vertical industry focus. Within its technology business, the company remains committed to its ClearPath and ES7000 systems and will continue to invest in operating systems and software to drive continuous improvements and new features and capabilities. During the fourth quarter, the company began the process of pooling and training its global delivery workforce around these focused areas of growth and the new “integrated competency” organization was launched in January of 2006.

•	Divestitures. As it concentrates its resources on the areas discussed above, the company plans to divest non-strategic areas of the business and use the proceeds from such asset sales or divestitures to implement cost reduction actions, fund its core growth businesses, and pursue complementary tuck-in acquisitions. During the fourth quarter, the company identified potential non-core areas for divestiture and began exploratory discussions with interested parties.

•	Cost reduction. The company plans to right size its cost structure to support its more focused business model and to improve margins. As a result of a series of expected actions in services delivery, research and development, and selling, general, and administrative areas, the company plans to reduce its headcount by 10% of its current workforce over the next year or so. The company expects to take cost restructuring charges of approximately $250 - $300 million through 2006 for these actions. These actions are expected to yield approximately $250 million of annualized cost savings on a run-rate basis by the end of 2007. During the fourth quarter, the company identified areas where it expects to make headcount reductions, which are expected to begin as funding from the divestiture program becomes available.

•	Sales and marketing. The company continues to make significant changes to its sales and marketing programs to support its more focused model and drive profitable order and revenue growth. In the sales area, the company has recently strengthened its business development skills by recruiting first-class sales management and personnel and by implementing high-impact training to more effectively manage relationships with large accounts and drive new business. During the fourth quarter, the company continued to enhance its sales and marketing efforts by naming new global industry sales leaders, in addition to the geographic and technology leadership added in the third quarter. The company is focusing its sales efforts on increasing business with its top 500 accounts and top 10 countries worldwide; and announced new compensation programs, starting in 2006, designed to drive greater cross-business and cross-portfolio sales to selected named accounts.

•

Focused alliances. The company is focused on driving profitable growth by expanding its activities with a select group of world-class information technology firms. In February of 2006, the company signed a series of alliance agreements with NEC

Corporation to collaborate in technology research and development, manufacturing, and solutions delivery. The alliances cover a number of areas of joint development and solutions delivery activities focusing on server technology, software, integrated solutions, and support services. Other focused alliance partners include Microsoft, Oracle, IBM, EMC, Dell, Intel, Cisco, and SAP.

One of the challenging business process outsourcing (BPO) operations mentioned above is the company’s iPSL check processing joint venture in the United Kingdom. In January 2006, the company reached agreement with its equity partners to restructure the operation, whereby the company will continue to process checks for its partner banks in the U.K. but at new tariff arrangements that are expected to result in an increase in revenue to the company of approximately $150 million over the 2006-2010 time-frame. The new agreement is expected to significantly improve the financial results of the iPSL operation in 2006 versus 2005.

The company believes that the above actions will position it in large, fast-growing markets and will enable the company in the coming years to accelerate its revenue growth and significantly expand its margins and profitability.

The company’s results in 2004 included the following significant items:

•	The company recorded a pretax, non-cash impairment charge of $125.6 million, or $.26 per share, to write off all of the contract-related assets related to one of the company’s outsourcing operations. See Note 4 of the Notes to Consolidated Financial Statements.

•	During the fourth quarter of 2004, the company favorably settled various income tax audit issues. As a result of the settlements, the company recorded a tax benefit of $28.8 million, or $.09 per share, to net income. See Note 4 of the Notes to Consolidated Financial Statements.

•	To reduce costs, particularly in the general and administrative area, on September 30, 2004 the company consolidated facility space and committed to a work-force reduction in global headcount of about 1,400 positions, primarily in general and administrative areas. These actions resulted in an after-tax charge to earnings of $60.0 million, or $.18 per diluted share, in the third quarter of 2004. See Note 4 of the Notes to Consolidated Financial Statements.

•	In the third quarter of 2004 the U.S. Congressional Joint Committee on Taxation approved an income tax refund to the company related to the settlement of tax audit issues dating from the mid-1980s. As a result of the resolution of these audit issues, the company recorded a tax benefit of $68.2 million, or $.20 per diluted share, to net income in 2004. See Note 4 of the Notes to Consolidated Financial Statements.

•	In 2004 the company experienced a significant impact to its earnings due to pension accounting. In 2004 the company recorded pretax pension expense of $93.6 million compared with pretax pension income of $22.6 million in 2003 – a year-over-year increase in expense of $116.2 million.

Results of operations

Company results

Revenue for 2005 was $5.76 billion compared with $5.82 billion in 2004 and $5.91 billion in 2003. Revenue in 2005 decreased 1% from the prior year. This decrease was due to an 11% decline in Technology revenue offset in part by an increase of 1% in Services revenue. Foreign currency fluctuations had a 1% positive impact on revenue in 2005 compared with 2004. Revenue in 2004 decreased 2% from the prior year. This decrease was due to a 10% decline in Technology revenue offset in part by an increase of 1% in Services revenue. Foreign currency fluctuations had a 4% positive impact on revenue in 2004 compared with 2003. Revenue from international operations in 2005, 2004 and 2003 was $3.11 billion, $3.18 billion and $3.15 billion, respectively. On a constant currency basis, international revenue declined 4% in 2005 compared with 2004. Revenue from U.S. operations was $2.65 billion in 2005, $2.64 billion in 2004 and $2.76 billion in 2003.

Pension expense for 2005 was $181.1 million compared with pension expense of $93.6 million in 2004 and pension income of $22.6 million in 2003. The increase in pension expense in 2005 from 2004 was due to the following: (a) a decline in the discount rate used for the U.S. pension plans to 5.88% at December 31, 2004 from 6.25% at December 31, 2003, (b) an increase in amortization of net unrecognized losses for the U.S. plan, and (c) for international plans, declines in discount rates and currency translation. The change to pension expense in 2004 from pension income in 2003 was due to the following: (a) a decline in the discount rate used for the U.S. pension plans to 6.25% at December 31, 2003 from 6.75% at December 31, 2002, (b)

an increase in amortization of net unrecognized losses, (c) lower expected returns on plan assets due to four-year smoothing of the differences between the calculated value of plan assets and the fair value of plan assets, and (d) for international plans, declines in discount rates and the effects of currency translation. The company records pension income or expense, as well as other employee-related costs such as payroll taxes and medical insurance costs, in operating income in the following income statement categories: cost of sales; selling, general and administrative expenses; and research and development expenses. The amount allocated to each category is based on where the salaries of active employees are charged.

Gross profit percent was 20.2% in 2005, 23.4% in 2004 and 29.0% in 2003. The decline in gross profit percent in 2005 compared with 2004 principally reflected (a) pension expense of $125.8 million in 2005 compared with pension expense of $67.2 million in 2004, (b) lower sales in 2005 of high-margin enterprise servers, (c) underutilization of personnel in project-based services in 2005, (d) increased costs related to execution issues in 2005 in several outsourcing operations, (e) the $125.6 million impairment charge in 2004, and (f) a $28.1 million charge in 2004 relating to the cost reduction actions. The decrease in gross profit percent in 2004 compared with 2003 principally reflected (a) the $125.6 million impairment charge in 2004, (b) the $28.1 million charge in 2004 relating to the cost reduction actions, (c) pension expense of $67.2 million in 2004 compared with pension expense of $1.3 million in 2003, and (d) execution issues in 2004 in several outsourcing operations.

Selling, general and administrative expenses were $1.06 billion in 2005 (18.4% of revenue), $1.10 billion in 2004 (18.9% of revenue) and $1.01 billion in 2003 (17.0% of revenue). The change in selling, general and administrative expenses in 2005 compared with 2004 was principally due to (a) $35.8 million of pension expense in 2005 compared with pension expense of $18.3 million in 2004, (b) a $50.2 million charge in 2004 relating to the cost reduction actions, and (c) the impact of foreign currency exchange rates. The change in selling, general and administrative expenses in 2004 compared with 2003 was principally due to (a) a $50.2 million charge in 2004 relating to the cost reduction actions, (b) $18.3 million of pension expense in 2004 compared with pension income of $9.7 million in 2003, and (c) the impact of foreign currency exchange rates.

Research and development (R&D) expenses in 2005 were $263.9 million compared with $294.3 million in 2004 and $280.1 million in 2003. The company continues to invest in proprietary operating systems and in key programs within its industry practices. R&D in 2005 includes $19.5 million of pension expense compared with pension expense of $8.1 million in 2004. In addition, R&D expense in 2004 included an $8.4 million charge relating to the 2004 cost reduction actions which contributed to the R&D decline in 2005 compared with 2004. R&D in 2004 includes an $8.4 million charge relating to the cost reduction actions as well as $8.1 million of pension expense compared with pension income of $14.2 million in 2003.

In 2005, the company reported an operating loss of $162.4 million compared with an operating loss of $34.8 million in 2004 and income of $427.7 million in 2003. The principal items affecting the comparison of 2005 with 2004 were (a) pension expense of $181.1 million in 2005 compared with pension expense of $93.6 million in 2004, (b) increased costs related to execution issues in 2005 in several outsourcing operations, (c) an $86.7 million charge in 2004 relating to the cost reduction actions, and (d) the $125.6 million impairment charge in 2004. The operating loss in 2004 principally reflected (a) the $125.6 million impairment charge, (b) an $86.7 million charge relating to the cost reduction actions, (c) pension expense of $93.6 million in 2004 compared with pension income of $22.6 million in 2003, and (d) execution issues in 2004 in several outsourcing operations.

Interest expense was $64.7 million in 2005, $69.0 million in 2004 and $69.6 million in 2003.

Other income (expense), net, which can vary from year to year, was income of $56.2 million in 2005, compared with income of $27.8 million in 2004 and income of $22.4 million in 2003. The difference in 2005 from 2004 was principally due to (a) income of $36.6 million in 2005 compared with income of $11.9 million in 2004 related to minority shareholders’ portion of losses of iPSL, a 51% owned subsidiary which is fully consolidated by the company, (b) a gain on the sale of property of $15.8 million in 2005, (c) foreign exchange gains of $6.5 million in 2005 compared with foreign exchange losses of $5.2 million in 2004, offset in part by (d) a charge of $10.7 million in 2005 related to the debt tender offer discussed below, (e) lower equity income in 2005, $9.2 million compared with $16.1 million in 2004, and (f) higher discounts on the sales of receivables in 2005, $9.6 million compared with $3.6 million in 2004. The difference in 2004 from 2003 was principally due to foreign exchange losses of $5.2 million in 2004 compared with foreign exchange losses of $11.3 million in 2003.

Income before income taxes in 2005 was a loss of $170.9 million compared with a loss of $76.0 million in 2004 and income of $380.5 million in 2003.

During the financial close for the quarter ended September 30, 2005, the company performed its quarterly assessment of its net deferred tax assets. Up to that point in time, as previously disclosed in the company’s critical accounting policies section of its Form 10-K, the company had principally relied on its ability to generate future taxable income (predominately in the U.S.) in its assessment of the realizability of its net deferred tax assets.

Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes” (SFAS No. 109), limits the ability to use future taxable income to support the realization of deferred tax assets when a company has experienced recent losses even if the future taxable income is supported by detailed forecasts and projections. After considering the company’s pretax losses in 2004 and for the nine months ended September 30, 2005, the expectation of a pretax loss for the full year of 2005, and the impact over the short term of the company’s announced plans to restructure its business model by divesting non-core assets, reducing its cost structure and shifting its focus to high growth core markets, the company concluded that it could no longer rely on future taxable income as the basis for realization of its net deferred tax asset.

Accordingly, the company recorded a non-cash charge in the third quarter of 2005 of $1,573.9 million, or $4.62 per share, to increase the valuation allowance against deferred tax assets. With this increase, the company has a full valuation allowance against its deferred tax assets for all of its U.S. operations and for certain foreign subsidiaries. This non-cash charge does not affect the company’s compliance with the financial covenants under its credit agreements. It has been recorded in provision for income taxes in the accompanying consolidated statement of income. The company expects to continue to record a full valuation allowance on future tax benefits in such jurisdictions until other positive evidence is sufficient to justify recognition.

The realization of the remaining net deferred tax assets of approximately $98 million is primarily dependent on forecasted future taxable income within certain foreign jurisdictions. Any reduction in estimated forecasted future taxable income may require the company to record an additional valuation allowance against the remaining deferred tax assets. Any increase or decrease in the valuation allowance would result in additional or lower income tax expense in such period and could have a significant impact on that period’s earnings.

The provision for income taxes in 2005 was $1,561.0 million compared with a benefit of $114.6 million in 2004 and a provision of $121.8 million in 2003. The 2005 income tax provision includes the increase of $1,573.9 million in the deferred tax valuation allowance discussed above. The 2004 benefit for taxes includes (a) a benefit of $68.2 million related to a tax refund, (b) a benefit of $28.8 million related to the other favorable income tax audit settlements, (c) a $37.7 million benefit related to the impairment charge, and (d) a $22.0 million benefit related to the cost reduction actions.

At December 31, 2005, the company owned approximately 29% of the voting common stock of Nihon Unisys, Ltd. (NUL). NUL is the exclusive supplier of the company’s hardware and software products in Japan. The company accounts for this investment by the equity method. For the years ended December 31, 2005, 2004 and 2003, total direct and indirect sales to NUL were approximately $245 million, $240 million and $275 million, respectively.

On October 4, 2005, the company and NUL amended the terms of a license and support agreement pursuant to which NUL receives access to certain of the company’s intellectual property and support services. Prior to the revised agreement, NUL paid annual royalties to the company based on a percentage of NUL’s revenue. In 2004 and 2003, these royalties amounted to approximately $103 million and $101 million, respectively. The royalty fees are included in the direct and indirect sales disclosed above. Under the revised arrangement, the company has granted NUL a perpetual license to the intellectual property, and, in lieu of an annual royalty, NUL has agreed to pay the company a fixed fee of $225 million, one-half of which was paid on October 7, 2005 and one-half of which is payable on October 1, 2006. The company will recognize the $225 million as revenue over the three-year period ending March 31, 2008. In addition, the parties have agreed that NUL will pay the company a fee of $20 million per year for three years for the support services it provides under the license and support agreement. NUL has an option to renew the support services arrangement for an additional two years at the same price. In prior periods, the support services fee was included as part of the royalty payments.

At December 31, 2005, the market value of the company’s investment in NUL was approximately $437 million and the amount of this investment recorded on the company’s books was $207 million, which is net of $36 million relating to the company’s share of NUL’s minimum pension liability adjustment. The market value is determined by both the quoted price per share of NUL’s shares on the Tokyo stock exchange and the current exchange rate of the Japanese yen to the U.S. dollar. At any point in time, the company’s book value may be higher or lower than the market value. The company would reflect impairment in this investment only if a loss in value of the investment were deemed to be other than a temporary decline.

At December 31, 2005, total outsourcing assets, net were $416.0 million, approximately $205.2 million of which relate to iPSL, which generated revenue in 2005 of approximately $167 million. As a result of incurred losses in iPSL, the company began discussions during the second quarter of 2005 with its minority shareholders to revise the iPSL corporate structure and its out-sourcing services agreements. In January 2006, the company and the minority shareholders executed the agreements discussed above whereby the company retains its current 51% ownership interest in iPSL, and the fees charged under the outsourcing services agreements are increased beginning January 1, 2006. The estimated increase in iPSL revenue resulting from the amended outsourcing services agreements, together with its existing revenue, is currently estimated to provide the company with sufficient cash flow to recover all of iPSL’s outsourcing assets. The company prepares its cash flow estimates based on assumptions that it believes to be reasonable but are also inherently uncertain. Actual future cash flows could differ from these estimates.

In February of 2006, the company and NEC Corporation signed a series of alliance agreements to collaborate in technology research and development, manufacturing and solutions delivery. These alliances cover a number of areas of joint development and solutions delivery activities focusing on server technology, software, integrated solutions and support services. NEC and the company will collaborate and develop a common high-end Intel-based server platform to provide customers of each company with increasingly powerful, scalable and cost-effective servers. The new servers are to be manufactured by NEC on behalf of both companies. The company will continue to supply its customers with ClearPath mainframes with the benefit, over time, of joint research and development by both companies and manufacturing provided by NEC.

In 2002, the company and the Transportation Security Administration (TSA) entered into a competitively awarded contract providing for the establishment of secure information technology environments in airports. The Defense Contract Audit Agency (DCAA), at the request of TSA, reviewed contract performance and raised some government contracting issues. It is not unusual in complex government contracts for the government and the contractor to have issues arise regarding contract obligations. The company continues to work collaboratively with the DCAA and TSA to try to resolve these issues. While the company believes that it and the government will resolve the issues raised, there can be no assurance that these issues will be successfully resolved or that new issues will not be raised. It has been publicly reported that certain of these matters have been referred to the Inspector General’s office of the Department of Homeland Security for investigation. The company has received no investigative requests from the Inspector General’s office or any other government agency with respect to any such referral. The company does not know whether any such referral will be pursued or, if pursued, what effect it may have on the company or on the resolution of the issues with TSA.

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

Also included in the Technology segment’s sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services agreements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2005, 2004 and 2003, was $16.1 million, $17.9 million and $24.4 million, respectively. The profit on these transactions is eliminated in Corporate.

The company evaluates business segment performance on operating income exclusive of restructuring charges and unusual and nonrecurring items, which are included in Corporate. All other corporate and centrally incurred costs are allocated to the business segments, based principally on revenue, employees, square footage or usage. Therefore, the segment comparisons below exclude the cost reduction items mentioned above. See Note 17 of the Notes to Consolidated Financial Statements.

Information by business segment for 2005, 2004 and 2003 is presented below:

(millions of dollars)	Total	Eliminations	Services	Technology
2005
Customer revenue	$5,758.7		$4,788.5	$970.2
Intersegment		$(259.6)	18.7	240.9

Total revenue	$5,758.7	$(259.6)	$4,807.2	$1,211.1

Gross profit percent	20.2%		12.1%	48.4%
Operating income percent	(2.8)%		(4.3)%	4.2%

2004
Customer revenue	$5,820.7		$4,724.7	$1,096.0
Intersegment		$(251.8)	18.1	233.7

Total revenue	$5,820.7	$(251.8)	$4,742.8	$1,329.7

Gross profit percent	23.4%		14.8	51.7%
Operating income percent	(.6)%		(1.7)%	10.2%

2003
Customer revenue	$5,911.2		$4,691.9	$1,219.3
Intersegment		$(319.8)	25.9	293.9

Total revenue	$5,911.2	$(319.8)	$4,717.8	$1,513.2

Gross profit percent	29.0%		20.2%	50.4%
Operating income percent	7.2%		5.0%	12.7%

Gross profit percent and operating income percent are as a percent of total revenue.

In the Services segment, customer revenue was $4.79 billion in 2005, $4.72 billion in 2004 and $4.69 billion in 2003. Foreign currency translation had about a 1% positive impact on Services revenue in 2005 compared with 2004. Revenue in 2005 was up 1% from 2004, principally due to a 6% increase in outsourcing ($1,829.7 million in 2005 compared with $1,725.9 million in 2004) and a 3% increase in infrastructure services ($801.1 million in 2005 compared with $775.9 million in 2004), offset, in part, by a 12% decrease in core maintenance revenue ($503.3 million in 2005 compared with $571.2 million in 2004). Consulting and systems integration revenue was flat year-to-year at $1,654.4 million in 2005. Revenue in 2004 was up 1% from 2003, principally due to a 4% increase in consulting and systems integration ($1,651.7 million in 2004 compared with $1,595.8 million in 2003) and a 3% increase in outsourcing ($1,725.9 million in 2004 compared with $1,682.7 million in 2003) offset, in part, by an 8% decrease in infrastructure services ($775.9 million in 2004 compared with $841.3 million in 2003). Core maintenance revenue was flat year-to-year at $571.2 million.

Services gross profit was 12.1% in 2005, 14.8% in 2004 and 20.2% in 2003. The Services gross profit margin in 2005 includes pension expense of $121.9 million compared with pension expense of $65.7 million in 2004. In addition, the Services gross profit margin in 2004 included the $125.6 million impairment charge. The decline in 2004 compared with 2003 was principally due to (a) the $125.6 million impairment charge in 2004 and (b) pension expense of $65.7 million in 2004 compared with pension expense of $4.7 million in 2003. Services operating income (loss) percent was (4.3)% in 2005 compared with (1.7)% in 2004 and 5.0% in 2003. Included in operating income (loss) in 2005 was pension expense of $151.6 million compared with $81.1 million of expense in 2004. In addition, the 2005 gross profit and operating profit margins were negatively impacted by operational issues in two outsourcing operations and underutilization of personnel in project-based businesses. The decline in 2004 operating income was principally due to the $125.6 million impairment charge in 2004 and pension expense of $81.1 million in 2004 compared with pension income of $4.6 million in 2003.

In the Technology segment, customer revenue was $970.2 million in 2005, $1,096.0 million in 2004 and $1,219.3 million in 2003. Foreign currency translation had a positive impact of approximately 1% on Technology revenue in 2005 compared with 2004. Revenue in 2005 was down 11% from 2004, due to a 10% decrease in sales of enterprise-class servers ($786.1 million in 2005 compared with $870.3 million in 2004) and an 18% decline in sales of specialized technology products ($184.1 million in 2005 compared with $225.7 million in 2004). Revenue in 2004 was down 10% from 2003, due to a 22% decrease in sales of specialized technology products ($225.7 million in 2004 compared with $290.6 million in 2003) and a 6% decline in sales of enterprise-class servers ($870.3 million in 2004 compared with $928.7 million in 2003).

Technology gross profit was 48.4% in 2005, 51.7% in 2004 and 50.4% in 2003. Gross profit included pension expense of $3.9 million in 2005 compared with pension expense of $1.5 million in 2004 and pension income of $3.4 million in 2003. Technology operating income percent was 4.2% in 2005 compared with 10.2% in 2004 and 12.7% in 2003. The decline in margins in 2005 compared with 2004 primarily reflected lower sales of ClearPath products as well as pension expense of $29.5 million in 2005 compared with $12.5 million in 2004. The margin improvements in 2004 primarily reflected a richer mix of higher-margin ClearPath servers and software offset in part by the effect of pension accounting.

New accounting pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 109-2 (FSP No. 109-2), “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provisions within the American Jobs Creation Act of 2004” (the Jobs Act). FSP No. 109-2 provides guidance with respect to reporting the potential impact of the repatriation provisions of the Jobs Act on an enterprise’s income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004, and provides for a temporary 85% dividends received deduction on certain foreign earnings repatriated during a one-year period. The deduction would result in an approximate 5.25% federal tax rate on the repatriated earnings. To qualify for the deduction, the earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by a company’s chief executive officer and approved by a company’s board of directors. Certain other criteria in the Jobs Act must be satisfied as well. FSP No. 109-2 states that an enterprise is allowed time beyond the financial reporting period to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings. These provisions will not impact the company’s consolidated financial position, consolidated results of operations, or liquidity, as the company has no plans to repatriate foreign earnings. Accordingly, the company has not adjusted its tax expense or deferred tax liability to reflect the repatriation provisions of the Jobs Act.

Effective July 1, 2005, the company adopted SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (SFAS No. 153). SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21 (b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Adoption of SFAS No. 153 did not have a material effect on the company’s consolidated financial position, consolidated results of operations, or liquidity.

In May 2004, the FASB issued Staff Position No. FAS 106-2 (FSP No. 106-2), “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the Act). The Act introduces a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP No. 106-2 is effective for the first interim period beginning after June 15, 2004, and provides that an employer shall measure the accumulated plan benefit obligation (APBO) and net periodic postretirement benefit cost, taking into account any subsidy received under the Act. Final regulations implementing the Act were issued on January 21, 2005. The final regulations clarify how a company should determine actuarial equivalency and the definition of a plan for purposes of determining actuarial equivalency. Adoption of FSP No. 106-2 did not have a material impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R), which replaces SFAS No. 123 and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. In accordance with a Securities and Exchange Commission rule, companies will be allowed to implement SFAS No. 123R as of the beginning of the first interim or annual period that begins after June 15, 2005. The company will adopt SFAS No. 123R on January 1, 2006. Under SFAS No. 123R, the company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The permitted transition methods include either retrospective or prospective adoption. Under the retrospective method, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options at the beginning of the first quarter of adoption of SFAS No. 123R, while the retrospective method would record compensation expense for all unvested stock options beginning with the first period presented. The company expects to adopt the prospective method. The company is evaluating the requirements of SFAS No. 123R and currently expects that adoption of SFAS No. 123R will not have a material impact on the company’s consolidated financial position and consolidated results of operations due to the acceleration of vesting of stock options on September 23, 2005, as disclosed in Note 1 of the Notes to Consolidated Financial Statements. However, uncertainties, including the company’s future stock-based compensation strategy, stock price volatility, estimated forfeitures and employee stock option exercise behavior, make it difficult to determine whether the stock-based compensation expense recognized in future periods will be similar to the SFAS No. 123 pro forma expense disclosed in Note 1 of the Notes to Consolidated Financial Statements. In addition, the amount of stock-based compensation expense to be incurred in future periods will be reduced by the acceleration of stock options on September 23, 2005, as disclosed in Note 1 of the Notes to Consolidated Financial Statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, handling costs and wasted material (spoilage). Among other provisions, the new rule requires that such items be recognized as current-period charges, regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The company does not expect that adoption of SFAS No. 151 will have a material effect on its consolidated financial position, consolidated results of operations, or liquidity.

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

The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The adoption of the provisions applicable to special purpose entities (SPEs) and all other variable interests obtained after January 31, 2003, did not have any impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

Effective March 31, 2004, the company adopted the provisions of FIN 46-R applicable to non-SPEs created prior to February 1, 2003. Adoption of FIN 46-R had no impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

Financial condition

Cash and cash equivalents at December 31, 2005 were $642.5 million compared with $660.5 million at December 31, 2004. During 2005, cash provided by operations was $282.0 million compared with $469.8 million in 2004, principally reflecting lower earnings. Cash expenditures related to prior-year restructuring actions and the 2004 cost reduction actions (which are included in operating activities) in 2005, 2004 and 2003 were $57.8 million, $18.6 million and $58.4 million, respectively, principally for work force reductions and facility costs. Cash expenditures for prior-year restructuring actions and the 2004 cost reduction actions are expected to be approximately $22.6 million in 2006, principally for work force reductions and idle lease costs. As mentioned above, the company expects to reduce its headcount by 10% over the next year or so, as funding becomes available from its divestiture program. Although the net cash flow from these activities is currently not expected to be material, the company would report cash outflows from operating activities for any severance costs and cash inflows from investing activities for proceeds received from any divestitures. In 2005, the company received an income tax refund of approximately $39 million from the U.S. Internal Revenue Service (IRS) tax audit settlement in 2004.

Cash used for investing activities in 2005 was $343.0 million compared with $479.6 million in 2004. Proceeds from investments and purchases of investments reflect the cash flows from derivative financial instruments used to manage the company’s currency exposure to market risks from changes in foreign currency exchange rates. The decrease in cash used for investing activities was due to net proceeds of investments of $16.6 million for 2005 compared with net purchases of $27.8 million in the prior-year period. In addition in 2005, the investment in marketable software was $125.7 million compared with $119.6 million in 2004, capital additions of properties were $112.0 million in 2005 compared with $137.0 million in 2004 and capital additions of outsourcing assets were $143.8 million in 2005 compared with $177.5 million in 2004. Cash expenditures for the purchases of businesses were $1.5 million in 2005 compared with $19.4 million in 2004. In addition, in 2005, the company received proceeds of $23.4 million principally from the sale of properties compared with proceeds of $1.7 million in 2004.

Cash provided by financing activities during 2005 was $62.4 million compared with $15.3 million in 2004. The current period includes the following: (a) $541.5 million net proceeds from the September 2005 issuances of $400 million 8% senior notes due 2012 and $150 million 8 1/2% senior notes due 2015, (b) the cash expenditure of $351.6 million (including tender premium and expenses of $9.5 million) for the repayment of $342.1 million of the company’s $400 million 8 1/8% senior notes due 2006 pursuant to a September 2005 tender offer by the company, and (c) the cash expenditure of $150.0 million to retire at maturity all of the company’s 7 1/4% senior notes.

At December 31, 2005, total debt was $1.1 billion, an increase of $74.8 million from December 31, 2004.

The company has a $500 million credit agreement that expires in May 2006. Borrowings under the agreement bear interest based on the then-current LIBOR or prime rates plus a margin based upon the company’s credit rating. As of December 31, 2005, there were no borrowings under this facility, and the entire $500 million was available for borrowings. The credit agreement contains standard representations and warranties, including no material adverse change. It also contains financial and other covenants, including maintenance of certain financial ratios, a minimum level of net worth and limitations on certain types of transactions, which could reduce the amount the company is able to borrow and could also limit the company’s ability to take cost reduction and other charges. Events of default under the credit agreement include failure to perform covenants, materially incorrect representations and warranties, change of control and default under other debt aggregating at least $25 million. If an event of default were to occur under the credit agreement, the lenders would be entitled to declare all amounts borrowed under it immediately due and payable. The occurrence of an event of default under the credit agreement could also cause the acceleration of obligations under certain other agreements and the termination of the company’s U.S. trade accounts receivable facility, described below. On September 7, 2005, the company and its lenders entered into an amendment to the company’s $500 million credit agreement modifying the financial covenants primarily to provide the necessary flexibility to issue the $550 million of notes and tender for or otherwise acquire the $400 million of 8 1/8% notes, discussed above. The company is in discussions with several financial institutions regarding possible structures and terms of a new financing facility. The company currently expects that a new credit facility will be in place prior to the expiration of the current $500 million credit agreement, although the size and terms may differ materially from the current facility.

In addition, the company and certain international subsidiaries have access to uncommitted lines of credit from various banks. Other sources of short-term funding are operational cash flows, including customer prepayments, and the company’s U.S. trade accounts receivable facility. At December 31, 2005, the company had an agreement to sell, on an on-going basis, through Unisys Funding Corporation I, a wholly owned subsidiary, interests in eligible U.S. trade accounts receivable for up to $225 million. The agreement was renewable annually, at the purchasers’ option, until November 2006. This facility required maintenance of certain ratios related to the sold receivables. The company requested and obtained a waiver and amendment of certain of these requirements in the second quarter of 2005. The facility was also terminable by the purchasers if the company’s public debt securities are rated below BB- by Standard and Poor’s Rating Services (S&P) or Ba3 by Moody’s Investors Service, Inc. (Moody’s). During the third quarter of 2005 both S&P and Moody’s lowered their ratings on the company’s public debt securities to BB- and Ba3, respectively. If the facility were to be terminated, collections of the sold receivables would be remitted to the purchasers. The average life of the receivables sold is less than 50 days. At both December 31, 2005 and December 31, 2004, the company had sold $225 million of eligible receivables.

As of January 6, 2006, the company executed an amendment to the facility which, among other things: increases the amount of receivables which the company may sell under the facility to $300 million; increases the discount at which the receivables are sold to reflect a margin based on, among other things, the company’s then-current S&P and Moody’s credit rating; changes the termination provision related to the rating of the company’s public debt securities such that the facility is now terminable by the purchasers if the company’s public debt securities are rated below B by S&P or B2 by Moody’s; and modifies certain definitions related to the maintenance of certain ratios related to the sold receivables. At December 31, 2005, the company’s public debt was rated BB- and Ba3 by S&P and Moody’s, respectively. The amended facility is renewable annually at the purchasers’ option until November 2008. See Note 7 of the Notes to Consolidated Financial Statements.

At December 31, 2005, the company has met all covenants and conditions under its various lending and funding agreements. The company expects to continue to meet these covenants and conditions. The company believes that it will have adequate sources and availability of short-term funding to meet its expected cash requirements.

As described more fully in Notes 4, 11 and 14 of the Notes to Consolidated Financial Statements, at December 31, 2005 the company had certain cash obligations, which are due as follows:

(millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Notes payable	$18.1	$18.1
Long-term debt	1,107.9	57.9	$200.0	$300.0	$550.0
Interest payments on long-term debt	489.8	87.2	154.4	120.4	127.8
Capital lease obligations	1.4	.9	.5	—	—
Operating leases	683.4	138.2	214.4	127.0	203.8
Minimum purchase obligations	13.0	4.0	8.0	1.0	—
Work force reductions	10.6	10.6	—	—	—

Total	$2,324.2	$316.9	$577.3	$548.4	$881.6

As more fully described in Note 14 of the Notes to Consolidated Financial Statements, the company could have an additional obligation under an operating lease for one of its facilities and as described in Note 18 of the Notes to Consolidated Financial Statements, the company expects to make cash contributions of approximately $70 million to its worldwide defined benefit pension plans in 2006.

At December 31, 2005, the company had outstanding standby letters of credit and surety bonds of approximately $250 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material.

The company may, from time to time, redeem, tender for, or repurchase its securities in the open market or in privately negotiated transactions depending upon availability, market conditions and other factors.

The company has on file with the Securities and Exchange Commission a registration statement covering $650 million of debt or equity securities, which enables the company to be prepared for future market opportunities.

Stockholders’ equity decreased $1,539.1 million during 2005, principally reflecting the net loss of $1,731.9 million offset in part by a decrease in the minimum pension liability adjustment of $147.1 million, $32.4 million for issuance of stock under stock option and other plans, currency translation of $8.9 million, and $.8 million of tax benefits related to employee stock plans.

Effective April 1, 2005, the company discontinued its Employee Stock Purchase Plan, which enabled employees to purchase shares of the company’s common stock through payroll deductions at 85% of the market price at the beginning or end of a calendar quarter, whichever was lower. For the period from January 1, 2005 to April 1, 2005, employees had purchased 1.8 million shares for $12.5 million.

Market risk

The company has exposure to interest rate risk from its short-term and long-term debt. In general, the company’s long-term debt is fixed rate, and the short-term debt is variable rate. See Note 11 of the Notes to Consolidated Financial Statements for components of the company’s long-term debt. The company believes that the market risk assuming a hypothetical 10% increase in interest rates would not be material to the fair value of these financial instruments, or the related cash flows, or future results of operations.

The company is also exposed to foreign currency exchange rate risks. The company is a net receiver of currencies other than the U.S. dollar and, as such, can benefit from a weaker dollar, and can be adversely affected by a stronger dollar relative to major currencies worldwide. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, may adversely affect consolidated revenue and operating margins as expressed in U.S. dollars. To minimize currency exposure gains and losses, the company enters into forward exchange contracts and enters into natural hedges by purchasing components and incurring expenses in local currencies. The company uses derivative financial instruments to reduce its exposure to market risks from changes in foreign currency exchange rates. The derivative instruments used are foreign exchange forward contracts and foreign exchange options. See Note 15 of the Notes to Consolidated Financial Statements for additional information on the company’s derivative financial instruments.

The company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign currency exchange rates applied to these derivative financial instruments described above. As of December 31, 2005 and 2004, the analysis indicated that such market movements would have reduced the estimated fair value of these derivative financial instruments by approximately $59 million and $57 million, respectively.

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

Outsourcing

Typically, the terms of the company’s outsourcing contracts are between 3 and 10 years. In a number of these arrangements, the company hires certain of the customers’ employees and often becomes responsible for the related employee obligations, such as pension and severance commitments. In addition, system development activity on outsourcing contracts often requires significant upfront investments by the company. The company funds these investments, and any employee-related obligations, from customer prepayments and operating cash flow. Also, in the early phases of these contracts, gross margins may be lower than in later years when the work force and facilities have been rationalized for efficient operations, and an integrated systems solution has been implemented.

Revenue under these contracts is recognized when the company performs the services or processes transactions in accordance with contractual performance standards. Customer prepayments (even if nonrefundable) are deferred (classified as a liability) and recognized systematically as revenue over future periods as services are delivered or performed.

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

Recoverability of outsourcing assets is subject to various business risks, including the timely completion and ultimate cost of the outsourcing solution, and realization of expected profitability of existing outsourcing contracts. The company quarterly compares the carrying value of the outsourcing assets with the undiscounted future cash flows expected to be generated by the outsourcing assets to determine if there is an impairment. If impaired, the outsourcing assets are reduced to an estimated fair value on a discounted cash flow approach. The company prepares its cash flow estimates based on assumptions that it believes to be reasonable but are also inherently uncertain. Actual future cash flows could differ from these estimates. At December 31, 2005 and 2004, the net capitalized amount related to outsourcing contracts was $416.0 million and $431.9 million, respectively.

Revenue recognition

The majority of the company’s sales agreements to sell its products and services contain standard business terms and conditions; however, some agreements contain multiple elements or non-standard terms and conditions. As discussed in Note 1 of the Notes to Consolidated Financial Statements, the company enters into multiple-element arrangements, which may include any combination of hardware, software or services. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, and, if so, how the price should be allocated among the elements and when to recognize revenue for each element. The company recognizes revenue on delivered elements only if: (a) any undelivered products or services are not essential to the functionality of the delivered products or services, (b) the company has an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services, (c) there is evidence of the fair value for each undelivered product or service, and (d) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized when the undelivered elements are delivered. In addition, the company’s revenue recognition policy requires an assessment as to whether collectibility is probable. Changes in judgments on these assumptions and estimates could materially impact the timing of revenue recognition.

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

At December 31, 2005 and 2004, the company had deferred tax assets in excess of deferred tax liabilities of $2,080 million and $2,157 million, respectively. For the reasons cited below, at December 31, 2005 and 2004, management determined that it is more likely than not that $98 million and $1,625 million, respectively, of such assets will be realized, resulting in a valuation allowance of $1,982 million and $532 million, respectively.

The company evaluates quarterly the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the company’s forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. The company has used tax-planning strategies to realize or renew net deferred tax assets to avoid the potential loss of future tax benefits. The company recorded a non-cash charge in the third quarter of 2005 of $1,573.9 million, or $4.62 per share, to increase the valuation allowance against deferred taxes (see Note 3 of the Notes to Consolidated Financial Statements).

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

The company’s provision for income taxes and the determination of the resulting deferred tax assets and liabilities involve a significant amount of management judgment and are based on the best information available at the time. The company operates within federal, state and international taxing jurisdictions and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve.

As a result, the actual income tax liabilities to the jurisdictions with respect to any fiscal year are ultimately determined long after the financial statements have been published. The company evaluates its income tax contingencies in accordance with SFAS No. 5, “Accounting for Contingencies.” The company maintains reserves for estimated tax exposures including related interest. Income tax exposures include potential challenges of research and development credits and intercompany pricing. Exposures are settled primarily through the settlement of audits within these tax jurisdictions, but can also be affected by changes in applicable tax law or other factors, which could cause management of the company to believe a revision of past estimates is appropriate. Management believes that an appropriate liability has been established for estimated exposures; however, actual results may differ materially from these estimates. The liabilities are reviewed quarterly for their adequacy and appropriateness.

In the third quarter of 2005, the IRS closed its examination of Unisys U.S. Federal Income tax returns for all fiscal years through 1999 with no further consequences to the company. The company expects that the audit of 2000 through 2003 will commence in 2006. The liabilities, if any, associated with these years will ultimately be resolved when events such as the completion of audits by the taxing jurisdictions occur. To the extent the audits or other events result in a material adjustment to the accrued estimates, the effect would be recognized in the provision for income taxes line in the company’s consolidated statement of income in the period of the event.

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

A significant element in determining the company’s pension income (expense) in accordance with SFAS No. 87 is the expected long-term rate of return on plan assets. The company sets the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. The company considers the current expectations for future returns and the actual historical returns of each asset class. Also, because the company’s investment policy is to actively manage certain asset classes where the potential exists to outperform the broader market, the expected returns for those asset classes are adjusted to reflect the expected additional returns. For 2006 and 2005, the company has assumed that the expected long-term rate of return on U.S. plan assets will be 8.75%. A change of 25 basis points in the expected long-term rate of return for the company’s U.S. pension plan causes a change of approximately $10 million in pension expense. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over four years. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (expense). At December 31, 2005, for the company’s U.S. defined benefit pension plan, the calculated value of plan assets was $4.30 billion compared with the fair value of plan assets of $4.57 billion.

At the end of each year, the company determines the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the company looks to rates of return on high-quality, fixed-income investments that (a) receive one of the two highest ratings given by a recognized ratings agency and (b) are currently available and expected to be available during the period to maturity of the pension benefits. At December 31, 2005, the company determined this rate to be 5.84% for its U.S. defined benefit pension plan, a decrease of 4 basis points from the rate used at December 31, 2004. A change of 25 basis points in the U.S. discount rate causes a change in pension expense of approximately $13 million and a change of approximately $130 million in the projected benefit obligation. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, has been deferred, as permitted by SFAS No. 87.

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

As a minimum, amortization of an unrecognized net gain or loss must be included as a component of net pension cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the calculated value of plan assets. If amortization is required, the minimum amortization is that excess above the 10 percent divided by the average remaining service period of active employees expected to receive benefits under the plan. For the company’s U.S. defined benefit pension plan, that period is approximately 8.7 years. At December 31, 2005, based on the calculated value of plan assets, the estimated unrecognized loss was $1.78 billion.

For the year ended December 31, 2005, the company recognized consolidated pretax pension expense of $181.1 million, compared with $93.6 million of consolidated pretax pension expense for the year ended December 31, 2004. Approximately $66 million of the increase in expense was in the U.S. and $22 million was in international subsidiaries, principally the United Kingdom. The increase in pension expense was due to the following: (a) a decline in the discount rate used for the U.S. pension plan to 5.88% at December 31, 2004 from 6.25% at December 31, 2003, (b) an increase in amortization of net unrecognized losses for the U.S. plan, and (c) for international plans, declines in discount rates and currency translation.

For 2006, the company cannot reliably estimate the amount of its worldwide defined benefit pension expense since the company is currently evaluating changes to such plans. The company expects that this evaluation will be completed in the first quarter of 2006. As soon as the evaluation is completed, the company will be in a position to estimate 2006 pension expense.

During 2005, the company made cash contributions to its worldwide defined benefit pension plans of approximately $72 million and expects to make cash contributions of approximately $70 million during 2006. In accordance with regulations governing contributions to U.S. defined benefit pension plans, the company is not required to fund its U.S. qualified defined benefit plan in 2006.

At December 31 of each year, accounting rules require a company to recognize a liability on its balance sheet for each defined benefit pension plan if the fair value of the assets of that pension plan is less than the present value of the pension obligation (the accumulated benefit obligation, or ABO). This liability is called a “minimum pension liability.” Concurrently, any existing prepaid pension asset for the pension plan must be removed. These adjustments are recorded as a charge in “accumulated other comprehensive income (loss)” in stockholders’ equity. If at any future year-end, the fair value of the pension plan assets exceeds the ABO, the charge to stockholders’ equity would be reversed for such plan. Alternatively, if the fair market values of pension plan assets experience further declines or the discount rate is reduced, additional charges to accumulated other comprehensive income (loss) may be required at a future year end.

At December 31, 2005, the difference between the ABO and the fair value of pension plan assets decreased from the amount at December 31, 2004. As a result at December 31, 2005, the company reduced its net charge in other comprehensive income (loss) by approximately $147 million.

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

Statements in this report regarding the actions the company plans to take to address its performance issues and to reposition itself are based on a number of assumptions and are subject to various risks and uncertainties that could affect actual results. The company’s ability to divest non-strategic areas of the business and to use the proceeds as planned is dependent upon the market for these businesses and on the company’s ability to sell them for an acceptable price. In addition, the estimated charges associated with planned cost-reduction actions are subject to change based upon the degree to which the company generates cash from the divestitures, the degree to which the company would be able to comply with its financial covenants, the location and length of service of the affected employees, the number of employees who leave the company voluntarily, and other factors. The anticipated cost savings associated with the planned headcount reductions are subject to the risk that the company may not implement the reductions as quickly or as fully as currently anticipated. Statements in this report regarding the expected effects of the company’s focused investment and sales and marketing strategies are based on various assumptions, including assumptions regarding market segment growth, client demand, and the proper skill set of and training for sales and marketing management and personnel, all of which are subject to change. Statements in this report regarding the revenue increases anticipated from the new iPSL tariff arrangements are based on assumptions regarding iPSL processing volumes and costs over the 2006-2010 time-frame. Because these volumes and costs are subject to change, the amount of anticipated revenue is not guaranteed. In addition, because iPSL is paid by its customers in British pounds, the U.S. dollar amount of revenue recognized by the company is subject to currency exchange rate fluctuations.

Other factors that could affect future results include the following:

The company’s business is affected by changes in general economic and business conditions. The company continues to face a highly competitive business environment. If the level of demand for the company’s products and services declines in the future, the company’s business could be adversely affected. The company’s business could also be affected by acts of war, terrorism or natural disasters. Current world tensions could escalate, and this could have unpredictable consequences on the world economy and on the company’s business.

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

The company’s future results will depend in part on its ability to grow outsourcing and infrastructure services. The company’s out-sourcing contracts are multiyear engagements under which the company takes over management of a client’s technology operations, business processes or networks. In a number of these arrangements, the company hires certain of its clients’ employees and may become responsible for the related employee obligations, such as pension and severance commitments. In addition, system development activity on outsourcing contracts may require the company to make significant upfront investments. The company will need to have available sufficient financial resources in order to take on these obligations and make these investments.

Recoverability of outsourcing assets is dependent on various factors, including the timely completion and ultimate cost of the outsourcing solution, and realization of expected profitability of existing outsourcing contracts. These risks could result in an impairment of a portion of the associated assets, which are tested for recoverability quarterly.

As long-term relationships, outsourcing contracts provide a base of recurring revenue. However, outsourcing contracts are highly complex and can involve the design, development, implementation and operation of new solutions and the transitioning of clients from their existing business processes to the new environment. In the early phases of these contracts, gross margins may be lower than in later years when an integrated solution has been implemented, the duplicate costs of transitioning from the old to the new system have been eliminated and the work force and facilities have been rationalized for efficient operations. Future results will depend on the company’s ability to effectively and timely complete these implementations, transitions and rationalizations. Future results will also depend on the company’s ability to effectively address its challenging outsourcing operations through negotiations or operationally and to fully recover the associated outsourcing assets.

Future results will also depend in part on the company’s ability to drive profitable growth in consulting and systems integration. The company’s ability to grow profitably in this business will depend on the level of demand for systems integration projects. It will also depend on an improvement in the utilization of services delivery personnel. In addition, profit margins in this business are largely a function of the rates the company is able to charge for services and the chargeability of its professionals. If the company is unable to attain sufficient rates and chargeability for its professionals, profit margins will suffer. The rates the company is able to charge for services are affected by a number of factors, including clients’ perception of the company’s ability to add value through its services; introduction of new services or products by the company or its competitors; pricing policies of competitors; and general economic conditions. Chargeability is also affected by a number of factors, including the company’s ability to transition employees from completed projects to new engagements, and its ability to forecast demand for services and thereby maintain an appropriate head count.

Future results will also depend, in part, on market demand for the company’s high-end enterprise servers. In its technology business, the company continues to focus its resources on enhancing a common high-performance platform for both its proprietary operating environments and open standards-based operating environments such as Microsoft Windows and Linux. In addition, the company continues to apply its resources to develop value-added software capabilities and optimized solutions for these server platforms which provide competitive differentiation. The high-end enterprise server platforms are based on its Cellular MultiProcessing (CMP) architecture. The company’s CMP servers are designed to provide mainframe-class capabilities with compelling price performance by making use of standards-based technologies such as Intel chips and supporting industry standard software. The company has transitioned both its legacy ClearPath servers and its Intel-based ES7000s to the CMP platform. Future results will depend, in part, on customer acceptance of the CMP-based ClearPath Plus systems and the company’s ability to maintain its installed base for ClearPath and to develop next-generation ClearPath products that are purchased by the installed base. In addition, future results will depend, in part, on the company’s ability to generate new customers and increase sales of the Intel-based ES7000 line. The company believes there is significant growth potential in the developing market for high-end, Intel-based servers running Microsoft and Linux operating system software. However, competition in these new markets is likely to intensify in coming years, and the company’s ability to succeed will depend on its ability to compete effectively against enterprise server competitors with more substantial resources and its ability to achieve market acceptance of the ES7000 technology by clients, systems integrators and independent software vendors.

The company frequently enters into contracts with governmental entities. U.S. government agencies, including the Defense Contract Audit Agency and the Department of Labor, routinely audit government contractors. These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The U.S. government also may review the adequacy of, and a contractor’s compliance with, its systems and policies, including the contractor’s purchasing, property, estimating, accounting, compensation and management information systems. Any costs found to be overcharged or improperly allocated to a specific contract will be subject to reimbursement to the government. If an audit uncovers improper or illegal activities, the company may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government. Other risks and uncertainties associated with government contracts include the availability of appropriated funds and contractual provisions that allow governmental entities to terminate agreements at their discretion before the end of their terms. In addition, if the company’s performance is unacceptable to the customer under a government contract, the government retains the right to pursue remedies under the affected contract, which remedies could include termination.

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

The company has commercial relationships with suppliers, channel partners and other parties that have complementary products, services or skills. The company has announced that alliance partnerships with select IT companies are a key factor in the development and delivery of the company’s refocused portfolio. Future results will depend, in part, on the performance and capabilities of these third parties, on the ability of external suppliers to deliver components at reasonable prices and in a timely manner, and on the financial condition of, and the company’s relationship with, distributors and other indirect channel partners.

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

Unisys Corporation

Consolidated Financial Statements

Consolidated Statements of Income

Year ended December 31 (millions, except per share data)	2005	2004	2003
Revenue
Services	$4,788.5	$4,724.7	$4,691.9
Technology	970.2	1,096.0	1,219.3

	5,758.7	5,820.7	5,911.2

Costs and expenses
Cost of revenue:
Services	4,161.8	3,940.8	3,654.7
Technology	435.5	517.5	541.5

	4,597.3	4,458.3	4,196.2
Selling, general and administrative expenses	1,059.9	1,102.9	1,007.2
Research and development expenses	263.9	294.3	280.1

	5,921.1	5,855.5	5,483.5

Operating income (loss)	(162.4)	(34.8)	427.7
Interest expense	64.7	69.0	69.6
Other income (expense), net	56.2	27.8	22.4

Income (loss) before income taxes	(170.9)	(76.0)	380.5
Provision (benefit) for income taxes	1,561.0	(114.6)	121.8

Net income (loss)	$(1,731.9)	$38.6	$258.7

Earnings (loss) per share
Basic	$(5.09)	$.12	$.79
Diluted	$(5.09)	$.11	$.78

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Balance Sheets

December 31 (millions)	2005	2004
Assets
Current assets
Cash and cash equivalents	$642.5	$660.5
Accounts and notes receivable, net	1,111.5	1,136.8
Inventories:
Parts and finished equipment	103.4	93.7
Work in process and materials	90.7	122.4
Deferred income taxes	68.2	291.8
Prepaid expenses and other current assets	137.0	112.4

Total	2,153.3	2,417.6

Properties	1,320.8	1,305.5
Less – Accumulated depreciation and amortization	934.4	881.4

Properties, net	386.4	424.1

Outsourcing assets, net	416.0	431.9
Marketable software, net	327.6	336.8
Investments at equity	207.8	197.1
Prepaid pension cost	66.1	52.5
Deferred income taxes	138.4	1,394.6
Goodwill	192.0	189.9
Other long-term assets	141.3	176.4

Total	$4,028.9	$5,620.9

Liabilities and stockholders’ equity (deficit)
Current liabilities
Notes payable	$18.1	$1.0
Current maturities of long-term debt	58.8	151.7
Accounts payable	444.6	487.4
Other accrued liabilities	1,293.3	1,382.7

Total	1,814.8	2,022.8

Long-term debt	1,049.0	898.4
Accrued pension liability	506.9	537.9
Other long-term liabilities	690.8	655.3
Stockholders’ equity (deficit)
Common stock, par value $.01 per share (720.0 million shares authorized; 344.2 million shares and 339.4 million shares issued)	3.4	3.4
Accumulated deficit	(2,108.1)	(376.2)
Other capital	3,917.0	3,883.8
Accumulated other comprehensive loss	(1,844.9)	(2,004.5)

Stockholders’ equity (deficit)	(32.6)	1,506.5

Total	$4,028.9	$5,620.9

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Cash Flows

Year ended December 31 (millions)	2005	2004	2003
Cash flows from operating activities
Net income (loss)	$(1,731.9)	$38.6	$258.7
Add (deduct) items to reconcile net income (loss) to net cash provided by operating activities:
Equity income	(9.2)	(16.1)	(18.2)
Depreciation and amortization of properties	120.7	136.5	144.4
Depreciation and amortization of outsourcing assets	128.8	123.3	82.3
Amortization of marketable software	124.7	134.2	123.6
Gain on sale of facility	(15.8)	—	—
Loss on the tender of debt	10.7	—	—
Impairment charge related to outsourcing assets	—	125.6	—
Decrease (increase) in deferred income taxes, net	1,491.2	(41.2)	57.2
Decrease (increase) in receivables, net	34.8	(61.8)	(67.7)
Decrease in inventories	20.9	23.0	54.1
(Decrease) increase in accounts payable and other accrued liabilities	(61.4)	(122.1)	20.8
Increase (decrease) in other liabilities	149.4	111.3	(70.9)
Increase in other assets	(34.3)	(16.2)	(6.0)
Other	53.4	34.7	(7.5)

Net cash provided by operating activities	282.0	469.8	570.8

Cash flows from investing activities
Proceeds from investments	7,726.2	6,026.5	5,054.0
Purchases of investments	(7,709.6)	(6,054.3)	(5,122.1)
Investment in marketable software	(125.7)	(119.6)	(144.1)
Capital additions of properties	(112.0)	(137.0)	(116.7)
Capital additions of outsourcing assets	(143.8)	(177.5)	(176.2)
Purchases of businesses	(1.5)	(19.4)	(5.3)
Proceeds from sales of properties and businesses	23.4	1.7	—

Net cash used for investing activities	(343.0)	(479.6)	(510.4)

Cash flows from financing activities
Net proceeds from (reduction in) short-term borrowings	17.2	(20.0)	(64.5)
Proceeds from employee stock plans	12.8	38.8	31.5
Payments of long-term debt	(509.1)	(3.5)	(4.8)
Proceeds from issuance of long-term debt	541.5	—	293.3

Net cash provided by financing activities	62.4	15.3	255.5

Effect of exchange rate changes on cash and cash equivalents	(19.4)	19.1	18.2

Increase (decrease) in cash and cash equivalents	(18.0)	24.6	334.1
Cash and cash equivalents, beginning of year	660.5	635.9	301.8

Cash and cash equivalents, end of year	$642.5	$660.5	$635.9

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Stockholders’ Equity

	Common Stock		Accumulated Deficit	Treasury Stock		Paid-In Capital	Accumulated Other Comprehensive Loss	Comprehensive Income (Loss)
(millions)	Shares	Par Value		Shares	Cost
Balance at December 31, 2002	328.1	$3.3	$(673.5)	(1.9)	$(42.4)	$3,805.5	$(2,236.9)
Issuance of stock under stock option and other plans	5.7				(.2)	50.8
Net income			258.7					$258.7
Other comprehensive income:
Translation adjustments							65.3
Cash flow hedges							(5.1)
Minimum pension liability							164.8

							225.0	225.0

Comprehensive income								$483.7

Tax benefit related to stock plans						4.9

Balance at December 31, 2003	333.8	3.3	(414.8)	(1.9)	(42.6)	3,861.2	(2,011.9)
Issuance of stock under stock option and other plans	5.6	.1		(.1)	(.6)	61.4
Net income			38.6					$38.6
Other comprehensive income:
Translation adjustments							43.5
Cash flow hedges							3.1
Minimum pension liability							(39.2)

							7.4	7.4

Comprehensive income								$46.0

Tax benefit related to stock plans						4.4

Balance at December 31, 2004	339.4	3.4	(376.2)	(2.0)	(43.2)	3,927.0	(2,004.5)
Issuance of stock under stock option and other plans	4.8					32.4
Net loss			(1,731.9)					$(1,731.9)
Other comprehensive income:
Translation adjustments							8.9
Cash flow hedges							3.6
Minimum pension liability							147.1

							159.6	159.6

Comprehensive loss								$(1,572.3)

Tax benefit related to stock plans						.8

Balance at December 31, 2005	344.2	$3.4	$(2,108.1)	(2.0)	$(43.2)	$3,960.2	$(1,844.9)

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

Advertising costs The company expenses all advertising costs as they are incurred. The amount charged to expense during 2005, 2004 and 2003 was $7.2 million, $10.8 million and $17.9 million, respectively.

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

Revenue from software licenses is recognized at the inception of the initial license term and upon execution of an extension to the license term. Revenue for post-contract software support arrangements, which are marketed separately, is recorded on a straight-line basis over the support period for multi-year contracts and at inception for contracts of one year or less. The company also enters into multiple-element arrangements, which may include any combination of hardware, software or services. In these transactions, the company allocates the total revenue to be earned under the arrangement among the various elements based on their relative fair value. For software, and elements for which software is essential to the functionality, the allocation is based on vendor-specific objective evidence of fair value. The company recognizes revenue on delivered elements only if: (a) any undelivered products or services are not essential to the functionality of the delivered products or services, (b) the company has an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services, (c) there is evidence of the fair value for each undelivered product or service, and (d) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized when the undelivered elements are delivered.

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

Income taxes Income taxes are based on income (loss) for financial reporting purposes and reflect a current tax liability (asset) for the estimated taxes payable (recoverable) in the current-year tax return and changes in deferred taxes. Deferred tax assets or liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax laws and rates. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized.

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

Recoverability of outsourcing assets is subject to various business risks, including the timely completion and ultimate cost of the outsourcing solution, realization of expected profitability of existing outsourcing contracts and obtaining additional outsourcing customers. The company quarterly compares the carrying value of the outsourcing assets with the undiscounted future cash flows expected to be generated by the outsourcing assets to determine if there is an impairment. If impaired, the outsourcing assets are reduced to an estimated fair value on a discounted cash flow basis. The company prepares its cash flow estimates based on assumptions that it believes to be reasonable but are also inherently uncertain. Actual future cash flows could differ from these estimates.

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

Stock-based compensation plans The company has stock-based employee compensation plans, which are described more fully in Note 18. Through December 31, 2005, the company applied the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for those plans. For stock options, at the date of grant, no compensation expense was reflected in net income, as all stock options granted had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. In addition, no compensation expense was recognized for common stock purchases under the Employee Stock Purchase Plan. Pro forma information regarding net income and earnings per share was required by Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” and has been determined as if the company had accounted for its stock plans under the fair value method of SFAS No. 123. For purposes of the pro forma disclosures, the estimated fair value of the options was amortized to expense over the options’ vesting period.

The company’s stock option grants include a provision that if termination of employment occurs after the participant has attained age 55 and completed five years of service with the company, the participant shall continue to vest in each of his or her stock options in accordance with the vesting schedule set forth in the applicable stock option award agreement. For purposes of the pro forma information required to be disclosed by SFAS No. 123, the company has recognized compensation cost over the vesting period. Under SFAS No. 123R, which the company will adopt on January 1, 2006 (see Note 6), compensation cost must be recognized over the period through the date that the employee first becomes eligible to retire and is no longer required to provide service to earn the award. For awards granted prior to adoption of SFAS No. 123R, compensation expense continues to be recognized under the prior attribution method; compensation cost for awards granted after the adoption of SFAS No. 123R will be recognized over the period to the date the employee first becomes eligible for retirement.

On September 23, 2005, the Compensation Committee of the Board of Directors of the company approved the acceleration of vesting of all of the company’s unvested stock options awarded to officers, directors and employees. The acceleration of vesting was effective for stock options outstanding as of the close of business on September 23, 2005. Options to purchase approximately 13 million shares of common stock were accelerated. The weighted average exercise price of the options accelerated was $10.80. The purpose of the acceleration was to enable the company to avoid recognizing compensation expense associated with these options in future periods upon the company’s adoption of SFAS No. 123R. Future pretax expense that was eliminated was $33.7 million. On December 19, 2005, the Compensation Committee of the Board of Directors of the company granted options to purchase a total of 3.4 million shares of the company’s common stock. These options were granted to certain of the company’s key employees, including executive officers. The option awards were fully vested on the date of grant, have a term of five years and an exercise price equal to the fair market value of the company’s common stock on December 19, 2005 ($6.05), and prohibit the grantee from selling the shares acquired upon exercise for a period of two years from the date of grant. This award resulted in pro forma pretax expense of $8.3 million. These amounts are reflected in the pro forma disclosure presented below.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123.

Year ended December 31 (millions, except per share data)	2005	2004	2003
Net income (loss) as reported	$(1,731.9)	$38.6	$258.7

Deduct total stock-based employee compensation expense determined under fair value method for all awards, net of tax in 2004 and 2003	(73.5)	(32.6)	(47.7)

Pro forma net income (loss)	$(1,805.4)	$6.0	$211.0

Earnings (loss) per share
Basic – as reported	$(5.09)	$.12	$.79
Basic – pro forma	$(5.31)	$.02	$.64
Diluted – as reported	$(5.09)	$.11	$.78
Diluted – pro forma	$(5.31)	$.02	$.63

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

2. Earnings per share

The following table shows how earnings (loss) per share were computed for the three years ended December 31, 2005.

Year ended December 31 (millions, except per share data)	2005	2004	2003
Basic earnings (loss) per share computation
Net income (loss)	$(1,731.9)	$38.6	$258.7

Weighted average shares (thousands)	340,216	334,896	329,349

Basic earnings (loss) per share	$(5.09)	$.12	$.79

Diluted earnings (loss) per share computation
Net income (loss)	$(1,731.9)	$38.6	$258.7

Weighted average shares (thousands)	340,216	334,896	329,349
Plus incremental shares from assumed conversions of employee stock plans	––	3,321	3,599

Adjusted weighted average shares	340,216	338,217	332,948

Diluted earnings (loss) per share	$(5.09)	$.11	$.78

The following shares were not included in the computation of diluted earnings per share, because either a loss was reported or the option prices were above the average market price of the company’s common stock, (in thousands): 2005, 47,531; 2004, 35,581; 2003, 22,005.

3. 2005 significant item

During the financial close for the quarter ended September 30, 2005, the company performed its quarterly assessment of its net deferred tax assets. Up to this point in time, as previously disclosed in the company’s critical accounting policies section of its Form 10-K, the company had principally relied on its ability to generate future taxable income (predominately in the U.S.) in its assessment of the realizability of its net deferred tax assets. SFAS No. 109, “Accounting for Income Taxes” (SFAS No. 109), limits the ability to use future taxable income to support the realization of deferred tax assets when a company has experienced recent losses even if the future taxable income is supported by detailed forecasts and projections. After considering the company’s pretax losses in 2004 and for the nine months ended September 30, 2005, the expectation of a pretax loss for the full year of 2005, and the impact over the short term of the company’s announced plans to restructure its business model by divesting non-core assets, reducing its cost structure and shifting its focus to high growth core markets, the company concluded that it could no longer rely on future taxable income as the basis for realization of its net deferred tax asset.

Accordingly, the company recorded a non-cash charge in the third quarter of 2005 of $1,573.9 million, or $4.62 per share, to increase the valuation allowance against deferred tax assets. With this increase, the company has a full valuation allowance against its deferred tax assets for all of its U.S. operations and certain foreign subsidiaries. This non-cash charge does not affect the company’s compliance with the financial covenants under its credit agreements. It has been recorded in provision for income taxes in the accompanying consolidated statement of income. The company expects to continue to record a full valuation allowance on future tax benefits in such jurisdictions until other positive evidence is sufficient to justify realization.

The realization of the remaining net deferred tax assets of approximately $98.2 million is primarily dependent on forecasted future taxable income within certain foreign jurisdictions. Any reduction in estimated forecasted future taxable income may require the company to record an additional valuation allowance against the remaining deferred tax assets. Any increase or decrease in the valuation allowance would result in additional or lower income tax expense in such period and could have a significant impact on that period’s earnings.

See Note 8 for more information on income taxes.

4. 2004 significant items

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

During the third quarter of 2004, the U.S. Congressional Joint Committee on Taxation approved an income tax refund to the company related to the settlement of tax audit issues dating from the mid-1980s. The refund, including interest, was approximately $40 million at December 31, 2004 and was recorded in current accounts receivable in the company’s consolidated balance sheet. As a result of the resolution of these audit issues, the company recorded a tax benefit of $68.2 million, or $.20 per diluted share. The company also recorded a reduction of goodwill of $8.0 million, as certain amounts of the tax benefit related to the preacquisition period of an acquired entity.

As part of its ongoing efforts to reduce its cost base and enhance its administrative efficiency, on September 30, 2004, the company consolidated facility space and committed to a work force reduction of 1,415 employees, primarily in general and administrative areas. These actions resulted in a pretax charge of $82.0 million, or $.18 per diluted share. The charge related to work force reductions is $75.3 million and comprises: (a) 752 employees in the U.S. for a charge of $23.2 million and (b) 663 employees outside the U.S. for a charge of $52.1 million. The charge for work force reductions is principally related to severance costs. The facility charge of $6.7 million relates principally to a single U.S. leased property that the company ceased using as of September 30, 2004. The facility charge represents the fair value of the liability at the cease-use date and was determined based on the remaining lease rental payments, reduced by estimated sublease rentals that could be reasonably obtained for the property. Cash expenditures related to these actions during 2005 and 2004 were $51.1 million and $6.8 million, respectively, and are expected to be approximately $16.2 million in 2006.

The pretax charge was recorded in the following statement of income classifications: cost of revenue-services, $28.1 million; selling, general and administrative expenses, $50.2 million; research and development expenses, $8.4 million; and other income (expense), net, $4.7 million. The income recorded in other income (expense), net relates to the minority shareholders portion of the charge related to a 51%-owned subsidiary, which is consolidated by the company.

During the fourth quarter of 2004, to further reduce its cost base and enhance its administrative efficiency, the company identified additional cost reduction actions and recorded a provision of $3.4 million, for a work force reduction of 106 people.

A further breakdown of the individual components of these costs follows:

			Work Force Reductions *		Idle Lease Cost
($ in millions)	Headcount	Total	U.S.	Int’l
Work force reductions*	1,415	$75.3	$23.2	$52.1
Other		6.7			$6.7

Total charge	1,415	82.0	23.2	52.1	6.7
Minority interest		4.7		4.7

Balance at Sept. 30, 2004	1,415	86.7	23.2	56.8	6.7
Utilized	(404)	(6.8)	(1.7)	(4.1)	(1.0)
Additional provisions	106	3.4	1.2	2.2
Changes in estimates and revisions	(266)	(6.7)	(.2)	(6.5)
Translation adjustments		4.5		4.5

Balance at Dec. 31, 2004	851	81.1	22.5	52.9	5.7
Utilized	(825)	(51.1)	(18.2)	(29.5)	(3.4)
Changes in estimates and revisions		(10.2)	(3.3)	(10.2)	3.3
Translation adjustments		(3.6)		(3.6)

Balance at Dec. 31, 2005#	26	$16.2	$1.0	$9.6	$5.6

*	Includes severance, notice pay, medical and other benefits.
#	Expected to be utilized in 2006.

As a result of prior-year cost reduction actions, cash expenditures in 2005, 2004 and 2003 were $6.7 million, $11.8 million and $58.4 million, respectively. At December 31, 2005, a $12.1 million accrued liability remains principally for idle lease costs. Cash expenditures in 2006 related to these actions are expected to be approximately $6.4 million.

5. Acquisitions and goodwill

In November 2003, the company purchased KPMG’s Belgian consulting business for approximately $3.3 million of cash, plus assumed liabilities. The purchase price allocation was finalized in March 2004 and approximately $1.5 million of amortizable intangible assets (principally customer relationships) were identified and recorded with a weighted average life of approximately 5.5 years. The goodwill of $8.8 million from this acquisition has been assigned to the Services segment.

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

The company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” These assets are reviewed annually for impairment in accordance with this statement. SFAS No. 142 requires a company to perform an impairment test on an annual basis and whenever events or circumstances occur indicating that the goodwill may be impaired. During 2005, the company performed its annual impairment test, which indicated that the company’s goodwill was not impaired.

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2005 and 2004, were as follows:

(millions)	Total	Services	Technology
Balance at December 31, 2003	$177.5	$57.3	$120.2
Acquisitions	17.2	17.2
Transfers(1)	(1.5)	(1.5)
Foreign currency translation adjustments	3.8	2.4	1.4
Other(2)	(7.1)	(.3)	(6.8)

Balance at December 31, 2004	189.9	75.1	114.8
Foreign currency translation adjustments	(1.7)	(.6)	(1.1)
Other(3)	3.8	3.8

Balance at December 31, 2005	$192.0	$78.3	$113.7

(1)	Transfer to amortizable intangible assets upon finalization of the purchase price allocation in March 2004 relating to the acquisition of KPMG’s Belgian consulting business.
(2)	Principally represents the amount of the tax benefit received related to the preaquisition period of an acquired entity. See Note 4.
(3)	Resolution of contingent consideration.

6. Recent accounting pronouncements and accounting changes

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 109-2 (FSP No. 109-2), “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provisions within the American Jobs Creation Act of 2004” (the Jobs Act). FSP No. 109-2 provides guidance with respect to reporting the potential impact of the repatriation provisions of the Jobs Act on an enterprise’s income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004, and provides for a temporary 85% dividends received deduction on certain foreign earnings repatriated during a one-year period. The deduction would result in an approximate 5.25% federal tax rate on the repatriated earnings. To qualify for the deduction, the earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by a company’s chief executive officer and approved by a company’s board of directors. Certain other criteria in the Jobs Act must be satisfied as well. FSP No. 109-2 states that an enterprise is allowed time beyond the financial reporting period to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings. These provisions will not impact the company’s consolidated financial position, consolidated results of operations, or liquidity, as the company has no plans to repatriate foreign earnings. Accordingly, the company has not adjusted its tax expense or deferred tax liability to reflect the repatriation provisions of the Jobs Act.

Effective July 1, 2005, the company adopted SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (SFAS No. 153). SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21 (b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Adoption of SFAS No. 153 did not have a material effect on the company’s consolidated financial position, consolidated results of operations, or liquidity.

In May 2004, the FASB issued Staff Position No. FAS 106-2 (FSP No. 106-2), “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the Act). The Act introduces a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP No. 106-2 is effective for the first interim period beginning after June 15, 2004, and provides that an employer shall measure the accumulated plan benefit obligation (APBO) and net periodic postretirement benefit cost, taking into account any subsidy received under the Act. Final regulations implementing the Act were issued on January 21, 2005. The final regulations clarify how a company should determine actuarial equivalency and the definition of a plan for purposes of determining actuarial equivalency. Adoption of FSP No. 106-2 did not have a material impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS No. 154). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R), which replaces SFAS No. 123 and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. In accordance with a Securities and Exchange Commission rule, companies will be allowed to implement SFAS No. 123R as of the beginning of the first interim or annual period that begins after June 15, 2005. The company will adopt SFAS No. 123R on January 1, 2006. Under SFAS No. 123R, the company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The permitted transition methods include either retrospective or prospective adoption. Under the retrospective method, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options at the beginning of the first quarter of adoption of SFAS No. 123R, while the retrospective method would record compensation expense for all unvested stock options beginning with the first period presented. The company expects to adopt the prospective method. The company is evaluating the requirements of SFAS No. 123R and currently expects that adoption of SFAS No. 123R will not have a material impact on the company’s consolidated financial position and consolidated results of operations due to the acceleration of vesting of stock options on September 23, 2005 as disclosed in Note 1. However, uncertainties, including the company’s future stock-based compensation strategy, stock price volatility, estimated forfeitures and employee stock option exercise behavior, make it difficult to determine whether the stock-based compensation expense recognized in future periods will be similar to the SFAS No. 123 pro forma expense disclosed in Note 1. In addition, the amount of stock-based compensation expense to be incurred in future periods will be reduced by the acceleration of stock options on September 23, 2005 as disclosed in Note 1.

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

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities) and how to determine when and which business enterprise (the primary beneficiary) should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (a) the equity investors (if any) do not have a controlling financial interest, or (b) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (FIN 46-R), to address certain FIN 46 implementation issues.

The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The adoption of the provisions applicable to special–purpose entities (SPEs) and all other variable interests obtained after January 31, 2003, did not have any impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

Effective March 31, 2004, the company adopted the provisions of FIN 46-R applicable to non-SPEs created prior to February 1, 2003. Adoption of FIN 46-R had no impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

7. Accounts receivable

At December 31, 2005, the company had an agreement to sell, on an ongoing basis, through Unisys Funding Corporation I, a wholly owned subsidiary, interests in eligible U.S. trade accounts receivable for up to $225 million. The agreement was renewable annually, at the purchasers’ option, until November 2006. This facility required maintenance of certain ratios related to the sold receivables. The company requested and obtained a waiver and amendment of certain of these requirements in the second quarter of 2005. The facility was also terminable by the purchasers if the company’s public debt securities are rated below BB- by Standard and Poor’s Rating Services (S&P) or Ba3 by Moody’s Investors Service, Inc. (Moody’s). During the third quarter of 2005, both S&P and Moody’s lowered their ratings on the company’s public debt securities to BB- and Ba3, respectively. If the facility were to be terminated, collections of the sold receivables would be remitted to the purchasers.

As of January 6, 2006, the company executed an amendment to the facility which, among other things: increases the amount of receivables which the company may sell under the facility to $300 million; increases the discount at which the receivables are sold to reflect a margin based on, among other things, the company’s then-current S&P and Moody’s credit rating; changes the termination provision related to the rating of the company’s public debt securities such that the facility is now terminable by the purchasers if the company’s public debt securities are rated below B by S&P or B2 by Moody’s; and modifies certain definitions related to the maintenance of certain ratios related to the sold receivables. The amended facility is renewable annually at the purchasers’ option until November 2008. Unisys Funding Corporation I has been structured to isolate its assets from creditors of the company.

The company received proceeds of $2.5 billion in 2005, $1.5 billion in 2004, and $2.3 billion in 2003, from ongoing sales of accounts receivable interests under the program. At each of December 31, 2005 and 2004, the company retained subordinated interests of $325 million and $144 million, respectively, in the associated receivables; these receivables have been included in accounts and notes receivable in the accompanying consolidated balance sheets. As collections reduce previously sold interests, interests in new, eligible receivables can be sold, subject to meeting certain conditions. At each of December 31, 2005 and 2004, receivables of $225 million were sold and therefore removed from the accompanying consolidated balance sheets.

The selling price of the receivables interests reflects a discount (4.3% at December 31, 2005, and 2.3% at December 31, 2004) based on the A-1 rated commercial paper borrowing rates of the purchasers. The company remains responsible for servicing the underlying accounts receivable, for which it will receive a fee of 0.5% of the outstanding balance, which it believes represents adequate compensation. The company estimates the fair value of its retained interests by considering two key assumptions: the payment rate, which is derived from the average life of the accounts receivable, which is less than 50 days, and the rate of expected credit losses. Based on the company’s favorable collection experience and very short-term nature of the receivables, both assumptions are considered to be highly predictable. Therefore, the company’s estimated fair value of its retained interests in the pool of eligible receivables is approximately equal to book value, less the associated allowance for doubtful accounts. The discount on the sales of these accounts receivable during the years ended December 31, 2005, 2004 and 2003, was $9.3 million, $3.3 million and $3.4 million, respectively. These discounts are recorded in other income (expense), net in the accompanying consolidated statements of income.

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

Revenue recognized in excess of billings on services contracts, or unbilled accounts receivable, was $247.9 million and $218.9 million at December 31, 2005 and 2004, respectively. Such amounts are included in accounts and notes receivable, net. At December 31, 2005 and 2004, the company had long-term accounts and notes receivable, net of $68.4 million and $114.4 million, respectively. Such amounts are included in other long-term assets in the accompanying consolidated balance sheets.

Unearned income, which is reported as a deduction from accounts and notes receivable, was $7.7 million and $18.2 million at December 31, 2005 and 2004, respectively. The allowance for doubtful accounts, which is reported as a deduction from accounts and notes receivable, was $50.6 million and $49.6 million at December 31, 2005 and 2004, respectively. The provision for doubtful accounts, which is reported in selling, general and administrative expenses in the Consolidated Statements of Income, was $9.0 million, $1.9 million and $.6 million, in 2005, 2004 and 2003, respectively.

8. Income taxes

Year ended December 31 (millions)	2005	2004	2003
Income (loss) before income taxes
United States	$(220.3)	$(34.7)	$177.7
Foreign	49.4	(41.3)	202.8

Total income (loss) before income taxes	$(170.9)	$(76.0)	$380.5

Provision (benefit) for income taxes
Current
United States	$4.8	$(8.5)	$(34.5)
Foreign	57.0	10.8)	49.1
State and local	2.3	(97.1)	17.2

Total	64.1	(94.8)	31.8

Deferred
United States	1,466.9	19.3	45.9
Foreign	30.0	(39.1)	44.1

Total	1,496.9	(19.8)	90.0

Total provision (benefit) for income taxes	$1,561.0	$(114.6)	$121.8

Following is a reconciliation of the provision (benefit) for income taxes at the United States statutory tax rate to the provision (benefit) for income taxes as reported:

Year ended December 31 (millions)	2005	2004	2003
United States statutory income tax (benefit)	$(59.8)	$(26.6)	$133.2
Change in U.S. valuation allowance	1,466.9	—	—
U.S. losses	77.1	—	—
Foreign taxes	76.8	(9.2)	17.4
Tax refund claims, audit issues and other matters
U.S. federal	(2.3)	(14.0)	(36.3)
U.S. state	2.3	(63.1)	11.1
Other	—	(1.7)	(3.6)

Provision (benefit) for income taxes	$1,561.0	$(114.6)	$121.8

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 2005 and 2004, were as follows:

December 31 (millions)	2005	2004
Deferred tax assets
Tax loss carryforwards	$563.1	$487.1
Capitalized research and development	540.5	522.1
Other tax credit carryforwards	213.6	216.1
Foreign tax credit carryforwards	199.6	182.6
Capitalized intellectual property rights	170.6	213.8
Pensions	157.9	169.6
Deferred revenue	150.9	115.1
Postretirement benefits	58.0	59.8
Employee benefits	41.3	47.0
Depreciation	40.3	81.0
Impairment charge related to outsourcing assets	13.3	37.7
Restructuring	3.5	27.7
Other	130.9	165.1

	2,283.5	2,324.7
Valuation allowance	(1,982.3)	(531.9)

Total deferred tax assets	$301.2	$1,792.8

Deferred tax liabilities
Undistributed earnings of NUL	$82.5	$—
Sales-type leases	41.8	59.6
Other	78.7	108.5

Total deferred tax liabilities	$203.0	$168.1

Net deferred tax assets	$98.2	$1,624.7

SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. In September 2005, the company recorded a non-cash charge of $1,573.9 million, or $4.62 per share, to increase the valuation allowance against deferred tax assets. See Note 3.

Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $942.0 million at December 31, 2005. As the company intends to indefinitely reinvest all such earnings, no provision has been made for income taxes that may become payable upon distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability. Although there are no specific plans to distribute the undistributed earnings in the immediate future, where economically appropriate to do so, such earnings may be remitted.

Cash paid, net of refunds, during 2005, 2004 and 2003 for income taxes was $44.2 million, $55.9 million and $64.4 million, respectively.

At December 31, 2005, the company has U.S. federal and state and local tax loss carryforwards and foreign tax loss carryforwards for certain foreign subsidiaries, the tax effect of which is approximately $563.1 million. These carryforwards will expire as follows (in millions): 2006, $17.0; 2007, $15.8; 2008, $12.4; 2009, $10.2; 2010, $10.6; and $497.1 thereafter. The company also has available tax credit carryforwards of approximately $413.2 million, which will expire as follows (in millions): 2006, $ – ; 2007, $ – ; 2008, $13.1; 2009, $26.9; 2010, $14.9; and $358.3 thereafter.

See Note 4 for information concerning favorable settlements of tax audit issues in 2004.

The company has approximately $98.2 million of net deferred tax assets. Failure to achieve forecasted taxable income might affect the ultimate realization of such assets. Factors that may affect the company’s ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in sales or margins, loss of market share, delays in product availability or technological obsolescence.

9. Properties

Properties comprise the following:

December 31 (millions)	2005	2004
Land	$4.0	$5.3
Buildings	109.3	140.0
Machinery and office equipment	874.0	879.8
Internal-use software	228.9	197.7
Rental equipment	104.6	82.7

Total properties	$1,320.8	$1,305.5

10. Investments at equity and minority interests

Substantially all of the company’s investments at equity consist of Nihon Unisys, Ltd., a publicly traded Japanese company (NUL). NUL is the exclusive supplier of the company’s hardware and software products in Japan. For the years ended December 31, 2005, 2004 and 2003, total direct and indirect sales to NUL were approximately $245 million, $240 million and $275 million, respectively. At December 31, 2005, the company owned approximately 29% of NUL’s common stock that had a market value of approximately $437 million. Prior to January 1, 2004, the company’s share of NUL’s earnings or losses was recorded semiannually in the second quarter and fourth quarter on a quarter-lag basis because NUL’s quarterly financial results were not available. Due to regulatory changes in Japan, NUL is required to publish its earnings quarterly. Accordingly, effective January 1, 2004, the company began to record its equity earnings in NUL quarterly on a quarter-lag basis in other income (expense), net in the company’s consolidated statements of income. During the years ended December 31, 2005, 2004 and 2003, the company recorded equity income related to NUL of $9.1 million, $16.2 million and $18.2 million, respectively. The year ended December 31, 2003, included $12.2 million of income related to the company’s share of a subsidy recorded by NUL upon transfer of a portion of its pension plan obligation to the Japanese government. The company has approximately $207 million of retained earnings that represent undistributed earnings of NUL. The revenue and the equity earnings from NUL are included in the company’s Technology segment. See Note 17.

On October 4, 2005, the company and NUL amended the terms of a license and support agreement pursuant to which NUL receives access to certain of the company’s intellectual property and support services. Prior to the revised agreement, NUL paid annual royalties to the company based on a percentage of NUL’s revenue. In 2004 and 2003, these royalties amounted to approximately $103 million and $101 million, respectively. The royalty fees are included in the direct and indirect sales disclosed above. Under the revised arrangement, the company has granted NUL a perpetual license to the intellectual property, and, in lieu of an annual royalty, NUL has agreed to pay the company a fixed fee of $225 million, one-half of which was paid on October 7, 2005 and one-half of which is payable on October 1, 2006. The company will recognize the $225 million as revenue over the three-year period ending March 31, 2008. In addition, the parties have agreed that NUL will pay the company a fee of $20 million per year for three years for the support services it provides under the license and support agreement. NUL has an option to renew the support services arrangement for an additional two years at the same price. In prior periods, the support services fee was included as part of the royalty payments.

Summarized financial information for NUL as of and for its fiscal years ended March 31 is as follows:

(millions)	2005	2004	2003
Year ended March 31
Revenue	$2,891.0	$2,740.8	$2,535.6
Gross profit	710.7	659.8	645.9
Pretax income	82.5	78.8	128.4
Net income	44.2	34.7	68.5

At March 31
Current assets	1,310.8	1,322.1	1,178.8
Noncurrent assets	848.0	970.6	903.1
Current liabilities	834.2	861.6	772.0
Noncurrent liabilities	541.5	686.4	782.7
Minority interests	5.1	5.4	14.2

The company owns 51% of Intelligent Processing Solutions Limited (iPSL), a U.K.-based company, which provides high-volume payment processing. iPSL is consolidated in the company’s financial statements. The minority owners’ interests in the losses of iPSL are reported in other income (expense), net ($36.6 million, $11.9 million and $10.7 million in 2005, 2004 and 2003, respectively) in the company’s consolidated statements of income.

At December 31, 2005, the company’s total outsourcing assets, net were $416.0 million, approximately $205.2 million of which relate to iPSL. As a result of incurred losses in iPSL, the company began discussions during the second quarter of 2005 with its minority shareholders to revise the iPSL corporate structure and its outsourcing services agreements. In January 2006, the company and the minority shareholders executed agreements whereby the company retains its current 51% ownership interest in iPSL and the fees charged under the outsourcing services agreements are increased beginning January 1, 2006. The estimated increase in iPSL revenue resulting from the amended outsourcing services agreements, together with its existing revenue, is currently estimated to provide the company with sufficient cash flow to recover all of iPSL’s outsourcing assets. The company prepares its cash flow estimates based on assumptions that it believes to be reasonable but are also inherently uncertain. Actual future cash flows could differ from these estimates.

11. Debt

Long-term debt is comprised of the following:

December 31 (millions)	2005	2004
8% senior notes due 2012	$400.0	$—
6 7/8% senior notes due 2010	300.0	300.0
7 7/8% senior notes due 2008	200.0	200.0
8 1/2% senior notes due 2015	150.0	—
8 1/8% senior notes due 2006	57.9	400.0
7 1/4% senior notes	—	150.0
Other, net of unamortized discounts	(.1)	.1

Total	1,107.8	1,050.1
Less – current maturities	58.8	151.7

Total long-term debt	$1,049.0	$898.4

Total long-term debt maturities in 2006, 2007, 2008, 2009 and 2010 are $58.8 million, $.5 million, $200.0 million, $- million and $300.0 million, respectively.

At December 31, 2005, the company had short-term borrowings of $18.1 million at a weighted average interest rate at December 31 of 5.1%.

Cash paid during 2005, 2004 and 2003 for interest was $73.1 million, $83.2 million and $76.6 million, respectively. Capitalized interest expense during 2005, 2004 and 2003 was $15.0 million, $16.3 million and $14.5 million, respectively.

In September 2005, the company issued $400.0 million of 8% senior notes due 2012 and $150.0 million of 81/2% senior notes due 2015. In September and October 2005, the company repaid $342.1 million of its $400 million 81/8% senior notes due 2006 pursuant to a cash tender offer. The company recorded expense of $10.7 million in other income (expense), net in its consolidated statement of income related to the tender offer. On January 18, 2005, the company paid $150 million from cash on hand to retire at maturity all of its 71/4% senior notes.

The company has a $500 million credit agreement that expires in May 2006. Borrowings under the agreement bear interest based on the then-current LIBOR or prime rates plus a margin based upon the company’s credit rating. As of December 31, 2005, there were no borrowings under this facility, and the entire $500 million was available for borrowings. The credit agreement contains standard representations and warranties, including no material adverse change. It also contains financial and other covenants, including maintenance of certain financial ratios, a minimum level of net worth and limitations on certain types of transactions, which could reduce the amount the company is able to borrow and could also limit the company’s ability to take cost reduction and other charges. Events of default under the credit agreement include failure to perform covenants, materially incorrect representations and warranties, change of control and default under other debt aggregating at least $25 million. If an event of default were to occur under the credit agreement, the lenders would be entitled to declare all amounts borrowed under it immediately due and payable. The occurrence of an event of default under the credit agreement could also cause the acceleration of obligations under certain other agreements and the termination of the company’s U.S. trade accounts receivable facility (see Note 7). On September 7, 2005, the company and its lenders entered into an amendment to the company’s $500 million credit agreement modifying the financial covenants primarily to provide the necessary flexibility to issue the $550 million of notes and tender for or otherwise acquire the $400 million of 81/8% notes, discussed above. The company is in discussions with several financial institutions regarding possible structures and terms of a new financing facility. The company currently expects that a new credit facility will be in place prior to the expiration of the current $500 million credit agreement, although the size and terms may differ materially from the current facility. In addition, the company and certain international subsidiaries have access to uncommitted lines of credit from various banks.

12. Other liabilities

Other accrued liabilities (current) is comprised of the following:

December 31 (millions)	2005	2004
Deferred revenue	$685.1	$637.5
Accrued vacations	132.3	133.4
Payrolls and commissions	120.3	163.9
Taxes other than income taxes	95.6	98.9
Income taxes	47.2	66.6
Restructuring	22.6	72.2
Other	190.2	210.2

Total other accrued liabilities	$1,293.3	$1,382.7

In addition, other long-term liabilities include deferred revenue of $413.9 million and $354.5 million at December 31, 2005 and 2004, respectively.

13. Product warranty

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

Year ended December 31 (millions)	2005	2004
Balance at January 1	$11.6	$20.8
Accruals for warranties issued during the period	8.8	11.8
Settlements made during the period	(10.3)	(16.1)
Changes in liability for pre-existing warranties during the period, including expirations	(2.1)	(4.9)

Balance at December 31	$8.0)	$11.6

14. Rental expense and commitments

Rental expense, less income from subleases, for 2005, 2004 and 2003 was $182.6 million, $184.7 million and $165.6 million, respectively.

Minimum net rental commitments under noncancelable operating leases outstanding at December 31, 2005, substantially all of which relate to real properties, were as follows: 2006, $138.2 million; 2007, $118.0 million; 2008, $96.4 million; 2009, $71.2 million; 2010, $55.8 million; and $203.8 million thereafter. Such rental commitments have been reduced by minimum sublease rentals of $111.6 million, due in the future under noncancelable subleases.

In 2003, the company entered into a lease for its facility at Malvern, Pa., that replaced a former lease that was due to expire in March 2005. The lease has a 60-month term expiring in June 2008. Under the lease, the company has the option to purchase the facility at any time for approximately $34 million. In addition, if the company does not exercise its purchase option and the lessor sells the facility at the end of the lease term for a price that is less than approximately $34 million, the company will be required to guarantee the lessor a residual value on the property of up to $29 million. The lessor is a substantive independent leasing company that does not have the characteristics of a variable interest entity as defined by FIN 46 and is therefore not consolidated by the company.

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

At December 31, 2005, the company had outstanding standby letters of credit and surety bonds of approximately $250 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material.

15. Financial instruments

Due to its foreign operations, the company is exposed to the effects of foreign currency exchange rate fluctuations on the U.S. dollar. The company uses derivative financial instruments to manage its exposure to market risks from changes in foreign currency exchange rates. The derivative instruments used are foreign exchange forward contracts and foreign exchange options.

Certain of the company’s qualifying derivative financial instruments have been designated as cash flow hedging instruments. Such instruments are used to manage the company’s currency exchange rate risks for forecasted transactions involving intercompany sales and royalties. For the forecasted inter-company transactions, the company generally enters into derivative financial instruments for a six-month period by initially purchasing a three-month foreign exchange option, which, at expiration, is replaced with a three-month foreign exchange forward contract.

The company recognizes the fair value of its cash flow hedge derivatives as either assets or liabilities in its consolidated balance sheets. Changes in the fair value related to the effective portion of such derivatives are recognized in other comprehensive income until the hedged item is recognized in earnings, at which point the accumulated gain or loss is reclassified out of other comprehensive income and into earnings. The ineffective portion of such derivative’s change in fair value is immediately recognized in earnings. The ineffective amount related to cash flow hedge derivatives for intercompany transactions was immaterial during the years ended December 31, 2005, 2004 and 2003. Both the amounts reclassified out of other comprehensive income and into earnings and the ineffectiveness recognized in earnings related to cash flow hedge derivatives for forecasted intercompany transactions are recognized in cost of revenue. All of the accumulated income and loss in other comprehensive income related to cash flow hedges at December 31, 2005, is expected to be reclassified into earnings within the next 12 months.

When a cash flow hedge is discontinued because it is probable that the original forecasted transaction will not occur by the end of the original specified time period, the company is required to reclassify any gains or losses out of other comprehensive income and into earnings. The amount of such reclassifications during the years ended December 31, 2005, 2004 and 2003 was immaterial.

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

During the years ended December 31, 2005, 2004 and 2003, the company recognized foreign exchange transaction gains or (losses) in other income (expense), net in its consolidated statements of income of $6.5 million, $(5.2) million and $(11.3) million, respectively.

Financial instruments also include temporary cash investments and customer accounts receivable. Temporary investments are placed with creditworthy financial institutions, primarily in over-securitized treasury repurchase agreements, Eurotime deposits, or commercial paper of major corporations. At December 31, 2005, the company’s cash equivalents principally have maturities of less than one month. Due to the short maturities of these instruments, they are carried on the consolidated balance sheets at cost plus accrued interest, which approximates market value. Realized gains or losses during 2005 and 2004, as well as unrealized gains or losses at December 31, 2005, were immaterial. Receivables are due from a large number of customers that are dispersed worldwide across many industries. At December 31, 2005 and 2004, the company had no significant concentrations of credit risk. At December 31, 2005, the company had approximately $300 million of receivables due from various U.S. federal governmental agencies. At December 31, 2005, the carrying amount of cash and cash equivalents, and notes payable approximated fair value; and the carrying amount of long-term debt exceeded the fair value of such debt by approximately $66 million.

16. Contingencies

There are various lawsuits, claims and proceedings that have been brought or asserted against the company. In accordance with SFAS No. 5, “Accounting for Contingencies,” the company records a provision for these matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Any provisions are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information pertinent to a particular matter. Although the ultimate results of these lawsuits, claims and proceedings are not currently determinable, the company believes that at December 31, 2005, it has adequate provisions for any such matters.

In 2002, the company and the Transportation Security Administration (TSA) entered into a competitively awarded contract providing for the establishment of secure information technology environments in airports. The Defense Contract Audit Agency (DCAA), at the request of TSA, reviewed contract performance and raised some government contracting issues. It is not unusual in complex government contracts for the government and the contractor to have issues arise regarding contract obligations. The company continues to work collaboratively with the DCAA and TSA to try to resolve these issues. While the company believes that it and the government will resolve the issues raised, there can be no assurance that these issues will be successfully resolved or that new issues will not be raised. It has been publicly reported that certain of these matters have been referred to the Inspector General’s office of the Department of Homeland Security for investigation. The company has received no investigative requests from the Inspector General’s office or any other government agency with respect to any such referral. The company does not know whether any such referral will be pursued or, if pursued, what effect it may have on the company or on the resolution of the issues with TSA.

17. Segment information

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

Also included in the Technology segment’s sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services engagements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2005, 2004 and 2003, was $16.1 million, $17.9 million and $24.4 million, respectively. The profit on these transactions is eliminated in Corporate.

The company evaluates business segment performance on operating income exclusive of restructuring charges and unusual and nonrecurring items, which are included in Corporate. All corporate and centrally incurred costs are allocated to the business segments, based principally on revenue, employees, square footage or usage.

In 2004, the Services segment operating loss included an impairment charge of $125.6 million (see Note 4). The company also recognized an impairment charge of approximately $11 million in 2004 in the Services segment operating loss for the write down to net realizable value of certain contract-related assets.

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

No single customer accounts for more than 10% of revenue. Revenue from various agencies of the U.S. Government, which is reported in both business segments, approximated $980 million, $900 million and $895 million in 2005, 2004 and 2003, respectively. Included in these amounts are $42 million, $53 million and $165 million, respectively, of revenue associated with products leased to various agencies of the U.S. Government and sold to a third-party finance company.

A summary of the company’s operations by business segment for 2005, 2004 and 2003 is presented below:

(millions)	Total	Corporate	Services	Technology
2005
Customer revenue	$5,758.7		$4,788.5	$970.2
Intersegment		$(259.6)	18.7	240.9

Total revenue	$5,758.7	$(259.6)	$4,807.2	$1,211.1

Operating income (loss)	$(162.4)	$(6.4)	$(207.0)	$51.0
Depreciation and amortization	374.2		244.6	129.6
Total assets	4,028.9	819.0	2,310.2	899.7
Investments at equity	207.8	1.2		206.6
Capital expenditures	381.5	11.5	247.0	123.0

2004
Customer revenue	$5,820.7		$4,724.7	$1,096.0
Intersegment		$(251.8)	18.1	233.7

Total revenue	$5,820.7	$(251.8)	$4,742.8	$1,329.7

Operating income (loss)	$(34.8)	$(88.0)	$(82.8)	$136.0
Depreciation and amortization	394.0		244.5	149.5
Total assets	5,620.9	2,334.7	2,364.9	921.3
Investments at equity	197.1	1.1		196.0
Capital expenditures	434.1	14.4	291.9	127.8

2003
Customer revenue	$5,911.2		$4,691.9	$1,219.3
Intersegment		$(319.8)	25.9	293.9

Total revenue	$5,911.2	$(319.8)	$4,717.8	$1,513.2

Operating income (loss)	$427.7	$(.6)	$236.2	$192.1
Depreciation and amortization	350.3		201.3	149.0
Total assets	5,469.6	2,239.1	2,256.3	974.2
Investments at equity	153.3	1.1		152.2
Capital expenditures	437.0	11.8	295.4	129.8

Presented below is a reconciliation of total business segment operating income (loss) to consolidated income (loss) before income taxes:

Year ended December 31 (millions)	2005	2004	2003
Total segment operating income (loss)	$(156.0)	$53.2	$428.3
Interest expense	(64.7)	(69.0)	(69.6)
Other income (expense), net	56.2	27.8	22.4
Cost reduction charge	—	(82.0)	—
Corporate and eliminations	(6.4)	(6.0)	(.6)

Total income (loss) before income taxes	$(170.9)	$(76.0)	$380.5

Presented below is a reconciliation of total business segment assets to consolidated assets:

December 31 (millions)	2005	2004	2003
Total segment assets	$3,209.9	$3,286.2	$3,230.5
Cash and cash equivalents	642.5	660.5	635.9
Prepaid pension assets	66.1	52.5	55.5
Deferred income taxes	206.6	1,686.4	1,654.6
Elimination for sale of receivables	(239.1)	(249.8)	(264.4)
Other corporate assets	142.9	185.1	157.5

Total assets	$4,028.9	$5,620.9	$5,469.6

Customer revenue by classes of similar products or services, by segment, is presented below:

Year ended December 31 (millions)	2005	2004	2003
Services
Consulting and systems integration	$1,654.4	$1,651.7	$1,595.8
Outsourcing	1,829.7	1,725.9	1,682.7
Infrastructure services	801.1	775.9	841.3
Core maintenance	503.3	571.2	572.1

	4,788.5	4,724.7	4,691.9

Technology
Enterprise-class servers	786.1	870.3	928.7
Specialized technologies	184.1	225.7	290.6

	970.2	1,096.0	1,219.3

Total	$5,758.7	$5,820.7	$5,911.2

Geographic information about the company’s revenue, which is principally based on location of the selling organization, properties and outsourcing assets is presented below:

(millions)	2005	2004	2003
Revenue
United States	$2,651.6	$2,636.0	$2,757.1
United Kingdom	826.4	898.9	837.4
Other foreign	2,280.7	2,285.8	2,316.7

Total	$5,758.7	$5,820.7	$5,911.2

Properties, net
United States	$258.7	$275.5	$278.6
United Kingdom	44.3	54.3	49.7
Other foreign	83.4	94.3	95.9

Total	$386.4	$424.1	$424.2

Outsourcing assets, net
United States	$141.7	$104.1	$88.0
United Kingdom*	224.5	285.7	321.7
Other foreign	49.8	42.1	67.8

Total	$416.0	$431.9	$477.5

*	Amounts in 2005 and 2004 relate principally to iPSL, a 51%–owned U.K.-based company. See Note 10.

18. Employee plans

Stock plans Under the company’s plans, stock options, stock appreciation rights, restricted stock and restricted stock units may be granted to officers, directors and other key employees.

Options have been granted to purchase the company’s common stock at an exercise price equal to or greater than the fair market value at the date of grant. Options granted before January 1, 2005 generally have a maximum duration of 10 years and were exercisable in annual installments over a four-year period following date of grant. Stock options granted after January 1, 2005 generally have a maximum duration of five years and become exercisable in annual installments over a three-year period following date of grant. On September 23, 2005, the company accelerated the vesting of all of its then-issued unvested stock options. On December 19, 2005, the company granted fully vested stock options to purchase a total of 3.4 million shares of the company’s common stock at an exercise price equal to the fair market value of the company’s common stock on December 19, 2005 ($6.05). See Note 1.

Restricted stock units have been granted and are subject to forfeiture until the expiration of a specified period of service commencing on the date of grant. Compensation expense resulting from the awards is charged to income ratably from the date of grant until the date the restrictions lapse and is based on fair market value at the date of grant. During the years ended December 31, 2005, 2004 and 2003, $.6 million, $1.4 million and $.9 million, respectively, was charged to income related to restricted stock units.

Prior to April 1, 2005, the company had a worldwide Employee Stock Purchase Plan (ESPP), which enabled substantially all regular employees to purchase shares of the company’s common stock through payroll deductions of up to 10% of eligible pay with a limit of $25,000 per employee. The price the employee paid was 85% of the market price at the beginning or end of a calendar quarter, whichever was lower. Effective April 1, 2005, the company discontinued such plan. During the years ended December 31, 2005, 2004 and 2003, employees purchased newly issued shares from the company for $12.5 million, $27.4 million and $25.4 million, respectively.

U.S. employees are eligible to participate in an employee savings plan. Under this plan, employees may contribute a percentage of their pay for investment in various investment alternatives. Company matching contributions of up to 2% of pay are made in the form of newly issued shares of company common stock. The charge to income related to the company match for the years ended December 31, 2005, 2004 and 2003, was $19.3 million, $19.7 million and $18.8 million, respectively.

Through December 31, 2005, the company applied APB Opinion 25 for its stock plans and the disclosure-only option under SFAS No. 123. Accordingly, at the date of grant, no compensation expense was recognized for stock options granted and for common stock purchases under the ESPP.

The fair value of stock options is estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2005, 2004 and 2003, respectively: risk-free interest rates of 3.82%, 3.13% and 2.89%, volatility factors of the expected market price of the company’s common stock of 55%, a weighted average expected life of the options of 3.5 years in 2005 and 5 years in 2004 and 2003, and no dividends.

Effective January 1, 2006, the company will adopt SFAS No. 123R which requires all share-based payments to employees to be recognized in the financial statements based on their fair values (see Notes 1 and 6).

A summary of the status of stock option activity follows:

	2005		2004		2003
Year ended December 31 (shares in thousands)	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Outstanding at beginning of year	43,186	$18.53	41,498	$18.70	38,890	$19.73
Granted	8,600	6.92	4,560	13.80	5,327	8.93
Exercised	(44)	6.57	(1,256)	9.09	(736)	8.39
Forfeited and expired	(4,206)	17.30	(1,616)	16.89	(1,983)	16.84

Outstanding at end of year	47,536	16.54	43,186	18.53	41,498	18.70

Exercisable at end of year	47,276	16.60	27,159	21.58	21,704	22.18

Shares available for granting options at end of year	6,863		15,014		19,560

Weighted average fair value of options granted during the year		$2.93		$7.17		$4.20

December 31, 2005 (shares in thousands)	Outstanding			Exercisable
Exercise Price Range	Shares	Average Life *	Average Exercise Price	Shares	Average Exercise Price
$5.11-7.62	9,667	4.12	$6.83	9,407	$6.85
$7.63-12.11	14,104	6.19	10.80	14,104	10.80
$12.12-18.57	10,293	6.26	16.74	10,293	16.74
$18.58-34.13	13,361	3.92	29.29	13,361	29.29
$34.14-51.73	111	3.28	37.93	111	37.93

Total	47,536	5.14	16.54	47,276	16.60

*	Average contractual remaining life in years.

Retirement benefits December 31 is the measurement date for both U.S. and international defined benefit pension plans. Retirement plans’ funded status and amounts recognized in the company’s consolidated balance sheets at December 31, 2005 and 2004, follow:

	U.S. Plans		International Plans
December 31 (millions)	2005	2004	2005	2004
Change in benefit obligation
Benefit obligation at beginning of year	$4,592.5	$4,351.6	$2,239.4	$1,797.2
Service cost	69.3	67.2	47.3	49.2
Interest cost	262.9	264.3	106.7	96.0
Plan participants’ contributions			10.2	9.3
Plan amendments	.1		(5.7)
Actuarial loss	222.3	204.8	176.8	145.9
Benefits paid	(300.2)	(295.4)	(61.8)	(55.6)
Termination payments				16.8
Foreign currency translation adjustments			(279.3)	180.6
Other*			9.2

Benefit obligation at end of year	$4,846.9	$4,592.5	$2,242.8	$2,239.4

Accumulated benefit obligation	$4,813.9	$4,570.3	$1,894.8	$1,922.4

Change in plan assets
Fair value of plan assets at beginning of year	$4,363.9	$4,129.5	$1,623.9	$1,356.2
Actual return on plan assets	497.8	524.2	252.6	121.0
Employer contribution	5.9	5.6	65.7	57.2
Plan participants’ contributions			10.2	9.3
Benefits paid	(300.2)	(295.4)	(61.8)	(55.6)
Foreign currency translation adjustments			(209.3)	135.8
Other*			12.0

Fair value of plan assets at end of year	$4,567.4	$4,363.9	$1,693.3	$1,623.9

Funded status	$(279.5)	$(228.6)	$(549.5)	$(615.5)
Unrecognized net actuarial loss	1,512.6	1,567.5	730.8	822.1
Unrecognized prior service (benefit) cost	(47.0)	(54.7)	2.3	10.3

Net amount recognized	$1,186.1	$1,284.2	$183.6	$216.9

Amounts recognized in the consolidated balance sheets consist of:
Prepaid pension cost			$66.1	$52.5
Intangible asset			3.5	8.0
Accrued pension liability	$(246.5)	$(206.5)	(260.4)	(331.4)
Accumulated other comprehensive loss**	1,432.6	1,490.7	374.4	487.8

	$1,186.1	$1,284.2	$183.6	$216.9

*	Principally represents amounts of pension assets and liabilities assumed by the company at the inception of certain outsourcing contracts related to the customers’ employees hired by the company.
**	In addition to amounts recognized in other comprehensive loss relating to company pension plans, the company recorded $36.4 million and $47.3 million at December 31, 2005 and 2004, respectively, in other comprehensive loss related to its share of NUL’s minimum pension liability adjustment. (See Note 10.)

Information for plans with an accumulated benefit obligation in excess of plan assets at December 31, 2005 and 2004, follows:

December 31 (millions)	2005	2004
Accumulated benefit obligation	$6,155.8	$6,078.5
Fair value of plan assets	5,656.0	5,551.4

Information for plans with a projected benefit obligation in excess of plan assets at December 31, 2005 and 2004, follows:

December 31 (millions)	2005	2004
Projected benefit obligation	$7,089.7	$6,831.9
Fair value of plan assets	6,260.7	5,987.8

Net periodic pension cost for 2005, 2004 and 2003 includes the following components:

	U.S. Plans			International Plans
Year ended December 31 (millions)	2005	2004	2003	2005	2004	2003
Service cost	$69.3	$67.2	$58.8	$47.3	$49.2	$41.3
Interest cost	262.9	264.3	267.4	106.7	96.0	80.0
Expected return on plan assets	(361.0)	(378.9)	(403.6)	(117.6)	(115.8)	(97.2)
Amortization of prior service (benefit) cost	(7.6)	(7.7)	(12.0)	1.5	1.5	1.0
Recognized net actuarial loss (gain)	140.4	93.2	20.6	39.2	24.6	14.0
Settlement/curtailment (gain) loss						7.1

Net periodic pension cost (income)	$104.0	$38.1	$(68.8)	$77.1	$55.5	$46.2

Weighted-average assumptions used to determine net periodic pension cost for the years ended December 31 were as follows:
Discount rate	5.88%	6.25%	6.75%	5.12%	5.30%	5.86%
Rate of compensation increase	4.62%	4.60%	5.40%	3.14%	3.00%	3.64%
Expected long-term rate of return on assets*	8.75%	8.75%	8.75%	7.43%	7.51%	7.64%
* For 2006, the company has assumed that the expected long-term rate of return on plan assets for its U.S. defined benefit pension plan will be 8.75%.

Weighted-average assumptions used to determine benefit obligations at December 31 were as follows:
Discount rate	5.84%	5.88%	6.25%	4.77%	5.12%	5.30%
Rate of compensation increase	4.58%	4.62%	4.60%	3.12%	3.14%	3.00%

The asset allocation for the defined benefit pension plans at December 31, 2005 and 2004, follows:

	U.S.		Int’l
December 31	2005	2004	2005	2004
Asset Category
Equity securities	70%	69%	53%	49%
Debt securities	24	24	46	49
Real estate	5	6	0	0
Cash	1	1	1	2

Total	100%	100%	100%	100%

The company’s investment policy targets and ranges for each asset category are as follows:

	U.S.		Int’l
Asset Category	Target	Range	Target	Range
Equity securities	68%	65-71%	50%	45-55%
Debt securities	26%	23-29%	49%	44-55%
Real estate	6%	3-9%	0%	0-1%
Cash	0%	0-5%	1%	0-4%

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

The company expects to make cash contributions of approximately $70 million to its worldwide defined benefit pension plans in 2006. In accordance with regulations governing contributions to U.S. defined benefit pension plans, the company is not required to fund its U.S. qualified defined benefit pension plan in 2006.

As of December 31, 2005, the following benefit payments, which reflect expected future service, are expected to be paid from the defined benefit pension plans:

	Expected payments
Year ending December 31 (millions)	U.S.	Int’l
2006	$311.9	$56.7
2007	318.8	60.0
2008	327.1	65.7
2009	335.8	68.7
2010	343.5	72.1
2011-2015	1,850.0	538.0

Other postretirement benefits December 31 is the measurement date for the company’s postretirement benefit plan. A reconciliation of the benefit obligation, fair value of the plan assets and the funded status of the postretirement benefit plan at December 31, 2005 and 2004, follow:

December 31 (millions)	2005	2004
Change in benefit obligation
Benefit obligation at beginning of year	$235.4	$233.6
Interest cost	13.4	14.0
Plan participants’ contributions	28.0	30.8
Actuarial loss	5.0	16.7
Federal drug subsidy	(11.3)	—
Benefits paid	(55.6)	(59.7)

Benefit obligation at end of year	$214.9	$235.4

Change in plan assets
Fair value of plan assets at beginning of year	$14.3	$15.1
Actual return on plan assets	.1	.7
Employer contributions	26.4	27.4
Plan participants’ contributions	28.0	30.8
Benefits paid	(55.6)	(59.7)

Fair value of plan assets at end of year	$13.2	$14.3

Funded status	$(201.7)	$(221.1)
Unrecognized net actuarial loss	58.2	69.3
Unrecognized prior service benefit	(1.9)	(3.9)

Accrued benefit cost	$(145.4)	$(155.7)

Net periodic postretirement benefit cost for 2005, 2004 and 2003, follows:

Year ended December 31 (millions)	2005	2004	2003
Interest cost	$13.4	$14.0	$15.0
Expected return on assets	(.4)	(.4)	(.4)
Amortization of prior service benefit	(2.0)	(2.0)	(2.0)
Recognized net actuarial loss	5.1	4.1	3.7

Net periodic benefit cost	$16.1	$15.7	$16.3

Weighted-average assumptions used to determine net periodic postretirement benefit cost for the years ended December 31 were as follows:
Discount rate	6.51%	6.74%	7.00%
Expected return on plan assets	6.75%	6.75%	6.75%
Weighted-average assumptions used to determine benefit obligation at December 31 were as follows:
Discount rate	6.46%	6.51%	6.74%

The plan assets are invested as follows: 49% debt securities, 46% insurance contracts and 5% cash. The company reviews its asset allocation periodically, taking into consideration plan liabilities, plan payment streams and then-current capital market assumptions. The company sets the long-term expected return on asset assumption, based principally on the long-term expected return on debt securities. These return assumptions are based on a combination of current market conditions, capital market expectations of third-party investment advisors and actual historical returns of the asset classes.

The company expects to contribute approximately $28 million to its postretirement benefit plan in 2006.

Assumed health care cost trend rates at December 31	2005	2004
Health care cost trend rate assumed for next year	11.4%	11.3%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2014	2014

A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions of dollars):

	1-Percentage- Point Increase	1-Percentage- Point Decrease
Effect on interest cost	$.7	$(.7)
Effect on postretirement benefit obligation	10.3	(8.9)

As of December 31, 2005, the following benefits are expected to be paid to or from the company’s postretirement plan:

Year ending December 31 (millions)	Gross Medicare Part D Receipts	Gross Expected Payments
2006	$3.8	$27.5
2007	4.0	29.1
2008	4.3	30.5
2009	4.4	31.6
2010	4.3	30.6
2011-2015	14.1	107.3

In May 2004, the FASB issued Staff Position No. FAS 106-2 (FSP No. 106-2), “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the Act). The Act introduces a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP No. 106-2 is effective for the first interim period beginning after June 15, 2004, and provides that an employer shall measure the accumulated plan benefit obligation (APBO) and net periodic postretirement benefit cost, taking into account any subsidy received under the Act. Final regulations implementing the Act were issued on January 21, 2005. The final regulations clarify how a company should determine actuarial equivalency and the definition of a plan for purposes of determining actuarial equivalency. Adoption of FSP No. 106-2 did not have a material impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

19. Stockholders’ equity

The company has 720.0 million authorized shares of common stock, par value $.01 per share, and 40.0 million shares of authorized preferred stock, par value $1 per share, issuable in series.

Each outstanding share of common stock has attached to it one preferred share purchase right. The rights become exercisable only if a person or group acquires 20% or more of the company’s common stock, or announces a tender or exchange offer for 30% or more of the common stock. Until the rights become exercisable, they have no dilutive effect on net income per common share. In February of 2006, the company announced that it will not renew its stockholder rights plan when it expires on March 17, 2006.

At December 31, 2005, 72.4 million shares of unissued common stock of the company were reserved principally for stock options and savings plans.

Comprehensive income (loss) for the three years ended December 31, 2005, includes the following components:

Year ended December 31 (millions)	2005	2004	2003
Net income (loss)	$(1,731.9)	$38.6	$258.7

Other comprehensive income (loss)
Cash flow hedges
Income (loss), net of tax of $1.9, $(4.1) and $ (8.6)	3.7	(7.6)	(15.9)
Reclassification adjustments, net of tax of $ -, $ 5.7 and $ 5.9	(.1)	10.7	10.8
Foreign currency translation adjustments	8.9	43.5	65.3
Minimum pension liability, net of tax of $(35.3), $ 15.7 and $ (85.9)	147.1	(39.2)	164.8

Total other comprehensive income (loss)	159.6	7.4	225.0

Comprehensive income (loss)	$(1,572.3)	$46.0	$483.7

Accumulated other comprehensive income (loss) as of December 31, 2005, 2004 and 2003, is as follows (in millions of dollars):

	Total	Translation Adjustments	Cash Flow Hedges	Minimum Pension Liability
Balance at December 31, 2002	$(2,236.9)	$(745.0)	$(1.5)	$(1,490.4)
Change during period	225.0	65.3	(5.1)	164.8

Balance at December 31, 2003	(2,011.9)	(679.7)	(6.6)	(1,325.6)
Change during period	7.4	43.5	3.1	(39.2)

Balance at December 31, 2004	(2,004.5)	(636.2)	(3.5)	(1,364.8)
Change during period	159.6	8.9	3.6	147.1

Balance at December 31, 2005	$(1,844.9)	$(627.3)	$.1	$(1,217.7)

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

Joseph W. McGrath	Janet Brutschea Haugen
President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm on the Financial Statements

To the Board of Directors and Shareholders of Unisys Corporation

We have audited the accompanying consolidated balance sheets of Unisys Corporation as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of Unisys Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unisys Corporation at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Unisys Corporation’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2006 expressed an unqualified opinion thereon.

Philadelphia, Pennsylvania

February 17, 2006

Report of Management on Internal Control Over Financial Reporting

The management of Unisys Corporation (the company) is responsible for establishing and maintaining adequate internal control over financial reporting. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2005, based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we assert that the company maintained effective internal control over financial reporting as of December 31, 2005, based on the specified criteria.

Ernst & Young LLP, an Independent Registered Public Accounting Firm, has audited the company’s consolidated financial statements and has issued an attestation report on management’s assessment of the company’s internal control over financial reporting which appears on the following page.

Joseph W. McGrath	Janet Brutschea Haugen
President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Board of Directors and Shareholders of Unisys Corporation

We have audited management’s assessment, included in the Report of Management on Internal Control Over Financial Reporting appearing on page 55 that Unisys Corporation maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Unisys Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Unisys Corporation maintained effective internal control over financial reporting as of December 31, 2005 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Unisys Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Unisys Corporation as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005 and our report dated February 17, 2006 expressed an unqualified opinion thereon.

Philadelphia, Pennsylvania

February 17, 2006

Unisys Corporation

Supplemental Financial Data (Unaudited)

Quarterly financial information

(millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2005
Revenue	$1,366.6	$1,435.5	$1,387.1	$1,569.5	$5,758.7
Gross profit	260.3	277.4	246.0	377.7	1,161.4
Income (loss) before income taxes	(78.3)	(39.8)	(80.0)	27.2	(170.9)
Net loss	(45.5)	(27.1)	(1,628.2)	(31.1)	(1,731.9)
Loss per share – basic	(.13)	(.08)	(4.78)	(.09)	(5.09)
– diluted	(.13)	(.08)	(4.78)	(.09)	(5.09)
Market price per share – high	10.24	7.54	7.15	6.84	10.24
– low	6.64	6.09	6.13	4.38	4.38
2004
Revenue	$1,462.9	$1,388.1	$1,445.7	$1,524.0	$5,820.7
Gross profit	391.5	367.1	341.0	262.8	1,362.4
Income (loss) before income taxes	42.4	28.7	(57.2)	(89.9)	(76.0)
Net income (loss)	28.9	19.4	25.2	(34.9)	38.6
Earnings (loss) per share – basic	.09	.06	.08	(.10)	.12
– diluted	.09	.06	.07	(.10)	.11
Market price per share – high	15.88	15.00	13.84	11.83	15.88
– low	12.48	12.05	9.57	9.50	9.50

In the third quarter of 2005, the company recorded an increase in its valuation allowance for deferred tax assets resulting in a non-cash charge of $1,573.9 million, or $4.62 per share. See Note 3 of the Notes to Consolidated Financial Statements.

In the fourth quarter of 2004, the company recorded a pretax impairment charge of $125.6 million, or $.26 per share, and an after-tax benefit of $28.8 million, or $.09 per share, related to the favorable settlement of income tax audit issues. See Note 4 of the Notes to Consolidated Financial Statements.

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

Market prices per share are as quoted on the New York Stock Exchange composite listing.

Five-year summary of selected financial data

(dollars in millions, except per share data)	2005(1)	2004(2) (3)	2003	2002	2001(2)
Results of operations
Revenue	$5,758.7	$5,820.7	$5,911.2	$5,607.4	$6,018.1
Operating income (loss)	(162.4)	(34.8)	427.7	423.2	(4.5)
Income (loss) before income taxes	(170.9)	(76.0)	380.5	332.8	(73.0)
Net income (loss)	(1,731.9)	38.6	258.7	223.0	(67.1)
Earnings (loss) per share
Basic	(5.09)	.12	.79	.69	(.21)
Diluted	(5.09)	.11	.78	.69	(.21)
Financial position
Total assets	$4,028.9	$5,620.9	$5,469.6	$4,981.4	$5,769.1
Long-term debt	1,049.0	898.4	1,048.3	748.0	745.0
Stockholders’ equity (deficit)	(32.6)	1,506.5	1,395.2	856.0	2,112.7
Stockholders’ equity (deficit) per share	(.10)	4.46	4.20	2.62	6.59
Other data
Research and development	$263.9	$294.3	$280.1	$273.3	$331.5
Capital additions of properties	112.0	137.0	116.7	100.9	156.5
Capital additions of outsourcing assets	143.8	177.5	176.2	160.9	114.0
Investment in marketable software	125.7	119.6	144.1	139.9	141.8
Depreciation and amortization
Properties	120.7	136.5	144.4	125.2	121.4
Outsourcing assets	128.8	123.3	82.3	64.9	42.4
Amortization of marketable software	124.7	134.2	123.6	121.0	145.5
Common shares outstanding (millions)	342.2	337.4	331.9	326.2	320.6
Stockholders of record (thousands)	24.1	25.2	26.3	27.3	28.4
Employees (thousands)	36.1	36.4	37.3	36.4	38.9

(1)	Includes an increase in the valuation allowance for deferred tax assets resulting in a non-cash charge of $1,573.9 million.
(2)	Includes cost reduction pretax charges of $82.0 million and $276.3 million for the years ended December 31, 2004 and 2001, respectively.
(3)	Includes a pretax impairment charge of $125.6 million and favorable income tax audit settlements of $97.0 million in 2004.