Form 10-K, Exhibit 13
period 2006-12-31
UNISYS CORP
filed 2007-02-23
CIK 746838

Exhibit 13

Unisys Corporation

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

For 2006, the company reported a net loss of $278.7 million, or $.81 per share. During the year, the company executed against its plan to fundamentally reposition the company for improved profitability by 2008. During the year, the company:

•

Committed to a reduction of 5,665 employees, which resulted in pretax charges of $330.1 million. During the year, 4,900 of the employee reductions were realized. See Note 3 of the Notes to Consolidated Financial Statements.

•

Adopted changes to its U.S. defined benefit pension plans effective December 31, 2006, and will increase matching contributions to its defined contribution savings plan beginning January 1, 2007. As a result of stopping the accruals for future benefits under its U.S. defined benefit pension plans, the company recorded a pretax curtailment gain of $45.0 million. See Note 18 of the Notes to Consolidated Financial Statements.

•

Initiated the divestiture of non-core assets. In March 2006, the company sold its ownership in Nihon Unisys, Ltd. (NUL), a leading IT solutions provider in Japan. The company sold all of its 30.5 million shares in NUL, generating cash proceeds of approximately $378 million, which was used to fund the company’s cost reduction program. A pretax gain of $149.9 million was recorded on the sale. The company also sold certain assets of its Unigen semiconductor test equipment business for cash proceeds of approximately $8 million. On November 22, 2006, the company signed an agreement to sell its media business. This transaction is expected to close in the first quarter of 2007. See Note 10 of the Notes to Consolidated Financial Statements.

•

Renegotiated agreements relating to the company’s iPSL payment processing joint venture in the United Kingdom. The terms of the new agreement, which went into effect on January 1, 2006, include new tariff arrangements that are expected to yield about $150 million in additional revenue to the company over the 2006-2010 time frame.

•

Reached a series of alliance agreements with NEC Corporation (NEC) to collaborate in server technology, research and development, manufacturing and solutions delivery. Among the areas included in the agreements, the two companies will co-design and develop a common high-end, Intel-based server platform for customers of both companies, and NEC is recognizing the company as a preferred provider of technology support and maintenance services and managed security services in markets outside of Japan by offering the company the opportunity to bid these services.

•	Introduced next-generation enterprise server architecture as well as new high-end products in the company’s ClearPath family.

The company’s results in 2005 included the following significant items:

•

In the third quarter of 2005, the company recorded a full valuation allowance against all of its deferred tax assets in the U.S. and certain foreign subsidiaries. This resulted in the company taking a third-quarter 2005 non-cash charge of $1,573.9 million, or $4.62 per share. See Note 8 of the Notes to Consolidated Financial Statements.

•

In 2005, the company experienced a significant impact to its earnings due to pension accounting. In 2005, the company recorded pretax pension expense of $181.1 million compared with $93.6 million in 2004.

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

•

To reduce costs, particularly in the general and administrative area, on September 30, 2004, the company consolidated facility space and committed to a work-force reduction in global headcount of about 1,400 positions, primarily in general and administrative areas. These actions resulted in an after-tax charge to earnings of $60.0 million, or $.18 per diluted share, in the third quarter of 2004. See Note 4 of the Notes to Consolidated Financial Statements.

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

Results of operations

Key factors impacting 2006 results of operations

In October 2005, the company announced a restructuring plan to right size the company’s cost structure. During 2006, the company committed to a reduction of 5,665 employees. This resulted in pretax charges in 2006 of $330.1 million, principally related to severance costs, which were comprised of: (a) a charge of $72.4 million for 2,250 employees in the U.S. and (b) a charge of $257.7 million for 3,415 employees outside the U.S. The pretax charges were recorded in the following statement of income classifications: cost of revenue – services, $216.9 million; cost of revenue – technology, $2.0 million; selling, general and administrative expenses, $84.6 million; research and development expenses, $29.4 million; and other income (expense), net, $2.8 million. The income recorded in other income (expense), net relates to minority shareholders’ portion of the charge related to the company’s fully consolidated majority-owned subsidiaries. Net of investments in offshore resources and outsourcing of certain internal, non-client facing functions, the company anticipates that these actions will yield annualized cost savings in excess of $340 million by the second half of 2007. The company continues to explore other approaches to reducing its cost structure, including additional work-force reductions and potential idle facility charges, which could result in additional cost reduction charges in 2007.

On March 17, 2006, the company adopted changes to its U.S. defined benefit pension plans effective December 31, 2006, and will increase matching contributions to its defined contribution savings plan beginning January 1, 2007. The changes to the U.S. pension plans affect most U.S. employees and senior management and involve ending the accrual of future benefits in the company’s defined benefit pension plans for employees effective December 31, 2006. There will be no new entrants to the plans after that date. In addition, the company will increase its matching contribution under the company savings plan to 100 percent of the first 6 percent of eligible pay contributed by participants, up from the current 50 percent of the first 4 percent of eligible pay contributed by participants. The company match is made in company common stock. The changes do not affect the vested accrued pension benefits of current and former employees, including retirees. As a result of the amendment to stop accruals for future benefits in its U.S. defined benefit pension plans, the company recorded a pretax curtailment gain of $45.0 million in the first quarter of 2006.

Company results

Revenue for 2006 and 2005 was $5.76 billion. Services revenue in 2006 increased by 3% which was offset by a 13% decline in Technology revenue. Foreign currency fluctuations had a 1 percentage point positive impact on revenue in 2006 compared with 2005. Revenue in 2005 decreased 1% from 2004. The 2005 decrease was due to an 11% decline in Technology revenue offset in part by an increase of 1% in Services revenue. Foreign currency fluctuations had a 1 percentage point positive impact on revenue in 2005 compared with 2004. Revenue from international operations in 2006, 2005 and 2004 was $3.22 billion, $3.11 billion and $3.18 billion, respectively. On a constant currency basis, international revenue increased 2% in 2006 compared with 2005. Revenue from U.S. operations was $2.54 billion in 2006, $2.65 billion in 2005 and $2.64 billion in 2004.

Pension expense for 2006 was $135.5 million compared with pension expense of $181.1 million in 2005 and $93.6 million in 2004. The decrease in pension expense in 2006 from 2005 was due to the $45.0 million curtailment gain recognized in the U.S., discussed above. The increase in pension expense in 2005 from 2004 was due to the following: (a) a decline in the discount rate used for the U.S. pension plans to 5.88% at December 31, 2004 from 6.25% at December 31, 2003, (b) an increase in amortization of net unrecognized losses for the U.S. plan, and (c) for international plans, declines in discount rates and currency translation. The company records pension income or expense, as well as other employee-related costs such as payroll taxes and medical insurance costs, in operating income in the following income statement categories: cost of sales; selling, general and administrative expenses; and research and development expenses. The amount allocated to each category is based on where the salaries of active employees are charged.

Gross profit percent was 17.5% in 2006, 20.2% in 2005 and 23.4% in 2004. The decline in gross profit percent in 2006 compared with 2005 principally reflected a $218.9 million cost reduction charge recorded in 2006. Excluding the cost reduction charge, gross margin improved in 2006 principally due to operational improvements in several large business process outsourcing (BPO) contracts as well as the benefits derived from the cost reduction actions. The decline in gross profit percent in 2005 compared with 2004 principally reflected (a) pension expense of $125.8 million in 2005 compared with pension expense of $67.2 million in 2004, (b) lower sales in 2005 of high-margin enterprise servers, (c) underutilization of personnel in project-based services in 2005, (d) increased costs related to execution issues in 2005 in several outsourcing operations, (e) the $125.6 million impairment charge in 2004, and (f) a $28.1 million charge in 2004 relating to cost reduction actions.

Selling, general and administrative expenses were $1.10 billion in 2006 (19.2% of revenue), $1.06 billion in 2005 (18.4% of revenue) and $1.10 billion in 2004 (18.9% of revenue). The increase in selling, general and administrative expenses in 2006 compared with 2005 was principally due to an $84.6 million cost reduction charge recorded in 2006. Excluding the cost reduction charge, selling, general and administrative expenses in 2006 declined principally due to the benefits derived from the cost reduction actions. The change in selling, general and administrative expenses in 2005 compared with 2004 was principally due to (a) $35.8 million of pension expense in 2005 compared with pension expense of $18.3 million in 2004, (b) a $50.2 million charge in 2004 relating to cost reduction actions, and (c) the impact of foreign currency exchange rates.

Research and development (R&D) expenses in 2006 were $231.7 million compared with $263.9 million in 2005 and $294.3 million in 2004. The company continues to invest in proprietary operating systems, middleware and in key programs within its industry practices. R&D expense in 2006 included a $29.4 million charge relating to the 2006 cost reduction actions. The decline in R&D in 2006 compared with 2005, exclusive of the current period cost reduction charge, was principally a result of cost reduction actions. R&D in 2005 includes $19.5 million of pension expense compared with pension expense of $8.1 million in 2004. In addition, R&D expense in 2004 included an $8.4 million charge relating to 2004 cost reduction actions which contributed to the R&D decline in 2005 compared with 2004.

In 2006, the company reported an operating loss of $326.8 million compared with operating losses of $162.4 million in 2005 and $34.8 million in 2004. The principal item affecting the comparison of 2006 with 2005 was a $332.9 million charge in 2006 related to the cost reduction actions. The principal items affecting the comparison of 2005 with 2004 were (a) pension expense of $181.1 million in 2005 compared with pension expense of $93.6 million in 2004, (b) increased costs related to execution issues in 2005 in several outsourcing operations, (c) an $86.7 million charge in 2004 relating to cost reduction actions, and (d) the $125.6 million impairment charge in 2004.

Interest expense was $77.2 million in 2006, $64.7 million in 2005 and $69.0 million in 2004. The increase in 2006 compared with 2005 was principally due to higher average debt.

Other income (expense), net, which can vary from year to year, was income of $153.1 million in 2006, compared with income of $56.2 million in 2005 and income of $27.8 million in 2004. The difference in 2006 from 2005 was principally due to (a) a gain of $149.9 million on the sale of all of the company’s shares of NUL (see Note 10 of the Notes to Consolidated Financial Statements) compared with a gain on the sale of property of $15.8 million in 2005, (b) a charge of $10.7 million in 2005 related to the debt tender offer discussed below, offset in part by (c) a loss of $6.0 million in 2006 compared with income of $36.6 million in 2005 related to minority shareholders’ portion of losses of iPSL, a 51%-owned subsidiary which is fully consolidated by the company, due to increased profit from iPSL resulting from the renegotiated contract in January 2006, and (d) an equity loss in 2006 of $4.5 million compared with equity income of $9.2 million in 2005. The difference in 2005 from 2004 was principally due to (a) income of $36.6 million in 2005 compared with income of $11.9 million in 2004 related to minority shareholders’ portion of losses of iPSL, (b) a gain on the sale of property of $15.8 million in 2005, (c) foreign exchange gains of $6.5 million in 2005 compared with foreign exchange losses of $5.2 million in 2004, offset in part by (d) a charge of $10.7 million in 2005 related to the debt tender offer, discussed below, (e) lower equity income in 2005, $9.2 million compared with $16.1 million in 2004, and (f) higher discounts on the sales of receivables in 2005, $9.6 million compared with $3.6 million in 2004.

Income before income taxes in 2006 was a loss of $250.9 million compared with a loss of $170.9 million in 2005 and $76.0 million in 2004.

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

Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes” (SFAS No. 109), limits the ability to use future taxable income to support the realization of deferred tax assets when a company has experienced recent losses even if the future taxable income is supported by detailed forecasts and projections. After considering the company’s pretax losses in 2004 and for the nine months ended September 30, 2005, the expectation of a pretax loss for the full year of 2005, and the impact over the short term of the company’s announced plans to restructure its business model by divesting non-core assets, reducing its cost structure and shifting its focus to high-growth core markets, the company concluded that it could no longer rely on future taxable income as the basis for realization of its net deferred tax assets.

Accordingly, the company recorded a non-cash charge in the third quarter of 2005 of $1,573.9 million, or $4.62 per share, to increase the valuation allowance against deferred tax assets. With this increase, the company has a full valuation allowance against its deferred tax assets for all of its U.S. operations and for certain foreign subsidiaries. This non-cash charge did not affect the company’s compliance with the financial covenants under its credit agreements. It was recorded in provision for income taxes in the accompanying consolidated statement of income. The company expects to continue to record a full valuation allowance on future tax benefits in such jurisdictions until other positive evidence is sufficient to justify recognition.

The realization of the remaining net deferred tax assets of approximately $158 million is primarily dependent on forecasted future taxable income within certain foreign jurisdictions. Any reduction in estimated forecasted future taxable income may require the company to record an additional valuation allowance against the remaining deferred tax assets. Any increase or decrease in the valuation allowance would result in additional or lower income tax expense in such period and could have a significant impact on that period’s earnings.

The provision for income taxes in 2006 was $27.8 million compared with a provision of $1,561.0 million in 2005 and a benefit of $114.6 million in 2004. The 2006 income tax provision includes a benefit of $44.0 million related to the cost reduction charges. The 2005 income tax provision includes the increase of $1,573.9 million in the deferred tax valuation allowance discussed above. The 2004 benefit for taxes includes (a) a benefit of $68.2 million related to a tax refund, (b) a benefit of $28.8 million related to the other favorable income tax audit settlements, (c) a $37.7 million benefit related to the impairment charge discussed above, and (d) a $22.0 million benefit related to cost reduction actions.

In March 2006, the company sold all of the shares it owned in NUL, a publicly traded Japanese company. The company received gross proceeds of $378.1 million and recognized a pretax gain of $149.9 million in the first quarter of 2006. NUL continues to be the exclusive distributor of the company’s hardware and software in Japan.

At December 31, 2005, the company owned approximately 29% of the voting common stock of NUL. The company accounted for this investment by the equity method, and, at December 31, 2005, the amount recorded in the company’s books for the investment, after the reversal of a minimum pension liability adjustment, was $243 million. During the years ended December 31, 2006, 2005 and 2004, the company recorded equity income (loss) related to NUL of $(4.2) million, $9.1 million and $16.2 million, respectively. These amounts were recorded in “Other income (expense), net” in the company’s consolidated statements of income. For the years ended December 31, 2006, 2005 and 2004, total direct and indirect sales to NUL were approximately $245 million, $245 million and $240 million, respectively.

In 2005, the company and NUL amended the terms of a license and support agreement pursuant to which NUL receives access to certain of the company’s intellectual property and support services. Prior to the revised agreement, NUL paid annual royalties to the company based on a percentage of NUL’s revenue. In 2004, these royalties amounted to approximately $103 million. The royalty fees are included in the direct and indirect sales disclosed above. Under the revised arrangement, the company has granted NUL a perpetual license to the intellectual property, and, in lieu of an annual royalty, NUL paid the company a one-time fixed fee of $225 million, one-half of which was paid in October 2005 and one-half of which was paid in September 2006. The company is recognizing the $225 million as revenue over the three-year period ending March 31, 2008. In addition, the parties have agreed that NUL will pay the company a fee of $20 million per year for each of the three years ending March 31, 2008 for the support services it provides under the license and support agreement. NUL has an option to renew the support services arrangement for an additional two years at the same price. In prior periods, the support services fee was included as part of the royalty payments.

In January 2006, the company and the minority shareholders of iPSL executed the agreements discussed above whereby the company retains its current 51% ownership interest in iPSL, and the fees charged under the outsourcing services agreements were increased beginning January 1, 2006. The estimated increase in iPSL revenue resulting from the amended outsourcing services agreements, together with its existing revenue, is currently estimated to provide the company with sufficient cash flow to recover all of iPSL’s outsourcing assets. The company prepares its cash flow estimates based on assumptions that it believes to be reasonable but are also inherently uncertain. Actual future cash flows could differ from these estimates.

In February of 2006, the company and NEC signed a series of alliance agreements to collaborate in technology research and development, manufacturing and solutions delivery. These alliances cover a number of areas of joint development and solutions delivery activities focusing on server technology, software, integrated solutions and support services. NEC and the company will collaborate and develop a common high-end, Intel-based server platform to provide customers of each company with increasingly powerful, scalable and cost-effective servers. The new servers are to be manufactured by NEC on behalf of both companies. The company will continue to supply its customers with ClearPath mainframes with the benefit, over time, of joint research and development by both companies and manufacturing provided by NEC.

In 2002, the company and the Transportation Security Administration (TSA) entered into a competitively awarded contract providing for the establishment of secure information technology environments in airports. The Defense Contract Audit Agency (DCAA), at the request of TSA, reviewed contract performance and raised some government contracting issues. The company continues to work to address certain contracts administration issues raised by the DCAA. In addition, the company has learned that the Civil Division of the Department of Justice, working with the Inspector General’s Office of the Department of Homeland Security, is reviewing issues raised by the DCAA relating to labor categorization and overtime on the TSA contract. The company understands that the Civil Division is at an early stage in its review. The company is working cooperatively with the Civil Division. The company does not know whether the Civil Division will pursue the matter, or, if pursued, what effect this might have on the company.

Segment results

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

Also included in the Technology segment’s sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services agreements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2006, 2005 and 2004, was $16.4 million, $16.1 million and $17.9 million, respectively. The profit on these transactions is eliminated in Corporate.

The company evaluates business segment performance on operating income exclusive of restructuring charges and unusual and nonrecurring items, which are included in Corporate. All other corporate and centrally incurred costs are allocated to the business segments, based principally on revenue, employees, square footage or usage. Therefore, the segment comparisons below exclude the restructuring charges mentioned above. See Note 17 of the Notes to Consolidated Financial Statements.

Information by business segment for 2006, 2005 and 2004 is presented below:

(millions of dollars)	Total	Eliminations	Services	Technology
2006
Customer revenue	$5,757.2		$4,917.2	$840.0
Intersegment		$(250.3)	14.8	235.5

Total revenue	$5,757.2	$(250.3)	$4,932.0	$1,075.5

Gross profit percent	17.5%		15.1%	44.2%
Operating loss percent	(5.7)%		(.5)%	1.7%

2005
Customer revenue	$5,758.7		$4,788.5	$970.2
Intersegment		$(259.6)	18.7	240.9

Total revenue	$5,758.7	$(259.6)	$4,807.2	$1,211.1

Gross profit percent	20.2%		12.1%	48.4%
Operating loss percent	(2.8)%		(4.3)%	4.2%

2004
Customer revenue	$5,820.7		$4,724.7	$1,096.0
Intersegment		$(251.8)	18.1	233.7

Total revenue	$5,820.7	$(251.8)	$4,742.8	$1,329.7

Gross profit percent	23.4%		14.8%	51.7%
Operating loss percent	(.6)%		(1.7)%	10.2%

Gross profit percent and operating income percent are as a percent of total revenue.

In the Services segment, customer revenue was $4.92 billion in 2006, $4.79 billion in 2005 and $4.72 billion in 2004. Foreign currency translation had about a 1-percentage-point positive impact on Services revenue in 2006 compared with 2005. Revenue in 2006 was up 3% from 2005, principally due to a 10% increase in outsourcing ($1,916.2 million in 2006 compared with $1,749.1 million in 2005) and a 9% increase in infrastructure services ($948.2 million in 2006 compared with $867.1 million in 2005), offset, in part, by a 4% decrease in systems integration and consulting revenue ($1,591.8 million in 2006 compared with $1,654.4 million in 2005) and an 11% decrease in core maintenance revenue ($461.0 million in 2006 compared with $517.9 million in 2005). Revenue in 2005 was up 1% from 2004, principally due to a 6% increase in outsourcing ($1,749.1 million in 2005 compared with $1,649.7 million in 2004) and a 3% increase in infrastructure services ($867.1 million in 2005 compared with $844.6 million in 2004), offset, in part, by an 11% decrease in core maintenance revenue ($517.9 million in 2005 compared with $578.7 million in 2004). Systems integration and consulting revenue was flat year-to-year at $1,654.4 million in 2005.

Services gross profit was 15.1% in 2006, 12.1% in 2005 and 14.8% in 2004. Services operating income (loss) percent was (0.5)% in 2006 compared with (4.3)% in 2005 and (1.7)% in 2004. The improvement in the Services margins in 2006 compared with 2005 was principally due to operational improvements in several large BPO contracts as well as the benefits derived from the cost reduction actions. Included in operating income (loss) in 2005 was pension expense of $151.6 million compared with $81.1 million of expense in 2004. In addition, the 2005 gross profit and operating profit margins were negatively impacted by operational issues in two outsourcing operations and underutilization of personnel in project-based businesses.

In the Technology segment, customer revenue was $840.0 million in 2006, $970.2 million in 2005 and $1,096.0 million in 2004. Foreign currency translation had a negligible impact on Technology revenue in 2006 compared with 2005. Revenue in 2006 was down 13% from 2005, due to a 15% decrease in sales of enterprise-class servers ($668.6 million in 2006 compared with $786.1 million in 2005) and a 7% decline in sales of specialized technology products ($171.4 million in 2006 compared with $184.1 million in 2005). Revenue in 2005 was down 11% from 2004, due to a 10% decrease in sales of enterprise-class servers ($786.1 million in 2005 compared with $870.3 million in 2004) and an 18% decline in sales of specialized technology products ($184.1 million in 2005 compared with $225.7 million in 2004). The decline in revenue in the three years primarily reflected the continuing secular decline in the proprietary mainframe industry.

Technology gross profit was 44.2% in 2006, 48.4% in 2005 and 51.7% in 2004. Technology operating income percent was 1.7% in 2006 compared with 4.2% in 2005 and 10.2% in 2004. The decline in margins in 2006 compared with 2005 primarily reflected lower sales of ClearPath products. The decline in margins in 2005 compared with 2004 primarily reflected lower sales of ClearPath products as well as pension expense of $29.5 million in 2005 compared with $12.5 million in 2004.

New accounting pronouncements

See Note 6 of the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on results of operations and financial condition.

Financial condition

Cash and cash equivalents at December 31, 2006 were $719.3 million compared with $642.5 million at December 31, 2005.

During 2006, cash provided by operations was $28.7 million compared with cash provided by operations of $282.0 million in 2005. Principal factors contributing to the reduction in operating cash flow were an increase in cash expenditures for restructuring actions and a reduction in the amount of receivables sold in the company’s U.S. securitization. Cash expenditures related to current-year and prior-year restructuring actions (which are included in operating activities) in 2006, 2005 and 2004 were $198.0 million, $57.8 million and $18.6 million, respectively, principally for work-force reductions. At December 31, 2006 and December 31, 2005, receivables of $170 million and $225 million, respectively, were sold under the company’s U.S. securitization. In 2005, the company received a tax refund of approximately $39 million from the U.S. Internal Revenue Service tax audit settlement in 2004. Cash expenditures for the current-year and prior-year restructuring actions are expected to be approximately $135 million in 2007, principally for work-force reductions.

Cash provided by investing activities in 2006 was $109.1 million compared with a cash usage of $343.0 million in 2005. The principal reason for the increase was that in 2006, the company received net proceeds of $380.6 million from the sale of the NUL shares and other assets compared with 2005 cash proceeds of $23.4 million principally from the sale of properties. Proceeds from investments and purchases of investments reflect the cash flows from derivative financial instruments used to manage the company’s currency exposure to market risks from changes in foreign currency exchange rates. In 2006, net purchases of investments were $13.9 million compared with net proceeds of $16.6 million in 2005. In addition in 2006, the investment in marketable software was $105.4 million compared with $125.7 million in 2005, capital additions of properties were $70.1 million in 2006 compared with $112.0 million in 2005 and capital additions of outsourcing assets were $81.0 million in 2006 compared with $143.8 million in 2005.

Cash used for financing activities during 2006 was $77.9 million compared with cash provided of $62.4 million in 2005. The current period includes a cash expenditure of $57.9 million to retire at maturity all of the company’s remaining 8 1/8% senior notes. The prior-year period includes the following: (a) $541.5 million net proceeds from the September 2005 issuances of $400 million 8% senior notes due 2012 and $150 million 8 1/2% senior notes due 2015, (b) the cash expenditure of $351.6 million (including tender premium and expenses of $9.5 million) for the repayment of $342.1 million of the company’s $400 million 8 1/8% senior notes due 2006 pursuant to a September 2005 tender offer by the company, and (c) the cash expenditure of $150.0 million to retire at maturity all of the company’s 7 1/4% senior notes.

At December 31, 2006, total debt was $1.1 billion, a decrease of $75.1 million from December 31, 2005.

The company has a three-year, secured revolving credit facility which expires in 2009 that provides for loans and letters of credit up to an aggregate of $275 million. Borrowings under the facility bear interest based on short-term rates and the company’s credit rating. The credit agreement contains customary representations and warranties, including no material adverse change in the company’s business, results of operations or financial condition. It also contains financial covenants requiring the company to maintain certain interest coverage, leverage and asset coverage ratios and a minimum amount of liquidity, which could reduce the amount the company is able to borrow. The credit facility also includes covenants limiting liens, mergers, asset sales, dividends and the incurrence of debt. Events of default include non-payment, failure to perform covenants, materially incorrect representations and warranties, change of control and default under other debt aggregating at least $25 million. If an event of default were to occur under the credit agreement, the lenders would be entitled to declare all amounts borrowed under it immediately due and payable. The occurrence of an event of default under the credit agreement could also cause the acceleration of obligations under certain other agreements and the termination of the company’s U.S. trade accounts receivable facility, discussed below. Also, the credit facility may be terminated if the 7 7/8% senior notes due 2008 have not been repaid, refinanced or defeased by payment of amounts due to an escrow agent on or prior to January 1, 2008. The credit facility is secured by the company’s assets, except that the collateral does not include accounts receivable that are subject to the receivable facility, U.S. real estate or the stock or indebtedness of the company’s U.S. operating subsidiaries. As of December 31, 2006, there were letters of credit of $50.9 million issued under the facility and there were no cash borrowings.

In addition, the company and certain international subsidiaries have access to uncommitted lines of credit from various banks. Other sources of short-term funding are operational cash flows, including customer prepayments, and the company’s U.S. trade accounts receivable facility.

Under the accounts receivable facility, the company has agreed to sell, on an ongoing basis, through Unisys Funding Corporation I, a wholly owned subsidiary, interests in up to $300 million of eligible U.S. trade accounts receivable. The receivables are sold at a discount that reflects a margin based on, among other things, the company’s then-current S&P and Moody’s credit rating. The facility is terminable by the purchasers if the company’s corporate rating is below B by S&P or B2 by Moody’s and requires the maintenance of certain ratios related to the sold receivables. At December 31, 2006, the company’s corporate rating was B+ and B2 by S&P and Moody’s, respectively. The facility is renewable annually at the purchasers’ option until November 2008. The average life of the receivables sold is about 50 days. At December 31, 2006 and December 31, 2005, the company had sold $170 million and $225 million, respectively, of eligible receivables.

At December 31, 2006, the company has met all covenants and conditions under its various lending and funding agreements. The company expects to continue to meet these covenants and conditions. The company believes that it will have adequate sources and availability of short-term funding to meet its expected cash requirements.

As described more fully in Notes 3, 4, 11 and 14 of the Notes to Consolidated Financial Statements, at December 31, 2006, the company had certain cash obligations, which are due as follows:

(millions of dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Notes payable	$1.2	$1.2
Long-term debt	1,050.0	—	$200.0	$300.0	$550.0
Interest payments on long-term debt	402.5	81.1	138.6	99.8	83.0
Capital lease obligations	.5	.5	—	—	—
Operating leases	659.5	130.1	192.8	114.8	221.8
Minimum purchase obligations	9.0	4.0	5.0	—	—
Work-force reductions	144.8	127.2	17.6	—	—

Total	$2,267.5	$344.1	$554.0	$514.6	$854.8

As more fully described in Note 14 of the Notes to Consolidated Financial Statements, the company could have an additional obligation under an operating lease for one of its facilities and as described in Note 18 of the Notes to Consolidated Financial Statements, the company expects to make cash contributions of approximately $75 million to its worldwide defined benefit pension plans in 2007.

At December 31, 2006, the company had outstanding standby letters of credit and surety bonds of approximately $240 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material.

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

Stockholders’ equity decreased $31.6 million during 2006, principally reflecting the net loss of $278.7 million and currency translation of $5.8 million, offset in part by a decrease of $224.8 million in the charge in other comprehensive loss due to pension accounting and $28.2 million for issuance of stock under share-based plans.

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

The company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign currency exchange rates applied to these derivative financial instruments described above. As of December 31, 2006 and 2005, the analysis indicated that such market movements would have reduced the estimated fair value of these derivative financial instruments by approximately $65 million and $59 million, respectively.

Based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and the company’s actual exposures and hedges, actual gains and losses in the future may differ from the above analysis.

Critical accounting policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Certain accounting policies, methods and estimates are particularly important because of their significance to the financial statements and because of the possibility that future events affecting them may differ from management’s current judgments. The company bases its estimates and judgments on historical experience and on other assumptions that it believes are reasonable under the circumstances; however, to the extent there are material differences between these estimates, judgments and assumptions and actual results, the financial statements will be affected. Although there are a number of accounting policies, methods and estimates affecting the company’s financial statements as described in Note 1 of the Notes to Consolidated Financial Statements, the following critical accounting policies reflect the significant estimates, judgments and assumptions. The development and selection of these critical accounting policies have been determined by management of the company and the related disclosures have been reviewed with the Audit Committee of the Board of Directors.

Outsourcing

Typically, the initial terms of the company’s outsourcing contracts are between three and 10 years. In certain of these arrangements, the company hires certain of the customers’ employees and often becomes responsible for the related employee obligations, such as pension and severance commitments. In addition, system development activity on outsourcing contracts often requires significant upfront investments by the company. The company funds these investments, and any employee-related obligations, from customer prepayments and operating cash flow. Also, in the early phases of these contracts, gross margins may be lower than in later years when the work force and facilities have been rationalized for efficient operations, and an integrated systems solution has been implemented.

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

Recoverability of outsourcing assets is subject to various business risks, including the timely completion and ultimate cost of the outsourcing solution, and realization of expected profitability of existing outsourcing contracts. The company quarterly compares the carrying value of the outsourcing assets with the undiscounted future cash flows expected to be generated by the outsourcing assets to determine if there is an impairment. If impaired, the outsourcing assets are reduced to an estimated fair value on a discounted cash flow approach. The company prepares its cash flow estimates based on assumptions that it believes to be reasonable but are also inherently uncertain. Actual future cash flows could differ from these estimates. At December 31, 2006 and 2005, the net capitalized amount related to outsourcing contracts was $401.1 million and $416.0 million, respectively.

Revenue recognition

The majority of the company’s sales agreements to sell its products and services contain standard business terms and conditions; however, some agreements contain multiple elements or non-standard terms and conditions. As discussed in Note 1 of the Notes to Consolidated Financial Statements, the company enters into multiple-element arrangements, which may include any combination of hardware, software or services. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting, including whether the deliverables specified in a multiple-element arrangement should be treated as separate units of accounting for revenue recognition purposes, and, if so, how the price should be allocated among the elements and when to recognize revenue for each element. The company recognizes revenue on delivered elements only if: (a) any undelivered products or services are not essential to the functionality of the delivered products or services, (b) the company has an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services, (c) there is evidence of the fair value for each undelivered product or service, and (d) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized when the undelivered elements are delivered. For arrangements with multiple elements where software is more than incidental to the arrangement, fair value of undelivered products or services is determined by “vendor-specific objective evidence,” which is based upon normal pricing and discounting practices for those products and services when sold separately, or renewal rates offered to the customers. The company’s continued ability to determine vendor-specific objective evidence of fair value will depend on continued sufficient volumes of stand-alone transactions and renewals for the undelivered elements. If vendor-specific objective evidence of fair value does not exist for undelivered elements, revenue is deferred. In addition, the company’s revenue recognition policy requires an assessment as to whether collectibility is probable. Changes in judgments on these assumptions and estimates could materially impact the timing of revenue recognition.

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

At December 31, 2006 and 2005, the company had deferred tax assets in excess of deferred tax liabilities of $2,154 million and $2,080 million, respectively. For the reasons cited below, at December 31, 2006 and 2005, management determined that it is more likely than not that $158 million and $98 million, respectively, of such assets will be realized, resulting in a valuation allowance of $1,996 million and $1,982 million, respectively.

The company evaluates quarterly the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the company’s forecast of future taxable income and available tax-planning strategies that could be implemented to realize the net deferred tax assets. The company has used tax-planning strategies to realize or renew net deferred tax assets to avoid the potential loss of future tax benefits. The company recorded a non-cash charge in the third quarter of 2005 of $1,573.9 million, or $4.62 per share, to increase the valuation allowance against deferred taxes (see Note 4 of the Notes to Consolidated Financial Statements).

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

As a result, the actual income tax liabilities in the jurisdictions with respect to any fiscal year are ultimately determined long after the financial statements have been published. The company evaluates its income tax contingencies in accordance with SFAS No. 5, “Accounting for Contingencies.” The company maintains reserves for estimated tax exposures including related interest. Income tax exposures include potential challenges of research and development credits and intercompany pricing. Exposures are settled primarily through the settlement of audits within these tax jurisdictions, but can also be affected by changes in applicable tax law or other factors, which could cause management of the company to believe a revision of past estimates is appropriate. Management believes that an appropriate liability has been established for estimated exposures; however, actual results may differ materially from these estimates. The liabilities are reviewed quarterly for their adequacy and appropriateness.

In the third quarter of 2005, the IRS closed its examination of the company’s U.S. Federal Income tax returns for all fiscal years through 1999 with no further consequences to the company. The audit of the company’s U.S. Federal Income tax returns for fiscal years 2000 through 2003 commenced in 2006. The liabilities, if any, associated with these years will ultimately be resolved when events such as the completion of audits by the taxing jurisdictions occur. To the extent the audits or other events result in a material adjustment to the accrued estimates, the effect would be recognized in the provision for income taxes line in the company’s consolidated statement of income in the period of the event.

Pensions

The company accounts for its defined benefit pension plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which require that amounts recognized in financial statements be determined on an actuarial basis. The measurement of the company’s pension obligations, costs and liabilities is dependent on a variety of assumptions selected by the company and used by the company’s actuaries. These assumptions include estimates of the present value of projected future pension payments to plan participants, taking into consideration the likelihood of potential future events such as salary increases and demographic experience. The assumptions used in developing the required estimates include the following key factors: discount rates, salary growth, retirement rates, inflation, expected return on plan assets and mortality rates.

As permitted, the company uses a calculated value of plan assets (which is further described below). This allows that the effects of the performance of the pension plan’s assets and changes in pension liability discount rates on the company’s computation of pension income (expense) be amortized over future periods. A substantial portion of the company’s pension plan assets and liabilities relates to its qualified defined benefit plan in the United States.

A significant element in determining the company’s pension income (expense) is the expected long-term rate of return on plan assets. The company sets the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. The company considers the current expectations for future returns and the actual historical returns of each asset class. Also, because the company’s investment policy is to actively manage certain asset classes where the potential exists to outperform the broader market, the expected returns for those asset classes are adjusted to reflect the expected additional returns. For 2007 and 2006, the company has assumed that the expected long-term rate of return on U.S. plan assets will be 8.75%. A change of 25 basis points in the expected long-term rate of return for the company’s U.S. pension plan causes a change of approximately $11 million in pension expense. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over four years. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (expense). At December 31, 2006, for the company’s U.S. qualified defined benefit pension plan, the calculated value of plan assets was $4.62 billion and the fair value was $4.93 billion.

At the end of each year, the company determines the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the company looks to rates of return on high-quality, fixed-income investments that (a) receive one of the two highest ratings given by a recognized ratings agency and (b) are currently available and expected to be available during the period to maturity of the pension benefits. At December 31, 2006, the company determined this rate to be 6.02% for its U.S. defined benefit pension plans, an increase of 18 basis points from the rate used at December 31, 2005. A change of 25 basis points in the U.S. discount rate causes a change in pension expense of approximately $9 million and a change of approximately $127 million in the benefit obligation. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, has been deferred, as permitted.

Management chose the above assumptions as to the expected long-term rate of return on plan assets and the discount rate with consultation from and concurrence of the company’s third-party actuaries.

Gains and losses are defined as changes in the amount of either the projected benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions. Because gains and losses may reflect refinements in estimates as well as real changes in economic values and because some gains in one period may be offset by losses in another and vice versa, the accounting rules do not require recognition of gains and losses as components of net pension cost of the period in which they arise.

As a minimum, amortization of an unrecognized net gain or loss must be included as a component of net pension cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the calculated value of plan assets. If amortization is required, the minimum amortization is that excess above the 10 percent divided by the average remaining service period of active employees expected to receive benefits under the plan. For the company’s U.S. defined benefit pension plan, that period is approximately 8.7 years. At December 31, 2006, based on the calculated value of plan assets, the estimated unrecognized loss was $1.30 billion.

For the year ended December 31, 2006, the company recognized consolidated pretax pension expense of $135.5 million, compared with $181.1 million of consolidated pretax pension expense for the year ended December 31, 2005. The principal reason for the decline was the $45.0 million curtailment gain recognized in the company’s U.S. defined benefit plans. See Note 18 of the Notes to Consolidated Financial Statements.

For 2007, the company expects to recognize pension expense of approximately $42 million comprising $15 million of income in the U.S. and $57 million of expense in international plans. This would represent a decrease in pension expense of approximately $94 million from 2006. The principal reason for the expected decline in pension expense is the changes adopted to the company’s U.S. defined benefit pension plans effective December 31, 2006, resulting in stopping the accruals for future benefits. The decline in pension expense will be offset in part by an estimated increase of approximately $40 million in matching contributions to the company’s U.S. defined contribution savings plan beginning January 1, 2007. See Note 18 of the Notes to Consolidated Financial Statements.

During 2006, the company made cash contributions to its worldwide defined benefit pension plans (principally international plans) of approximately $78 million and expects to make cash contributions of approximately $75 million during 2007. In accordance with regulations governing contributions to U.S. defined benefit pension plans, the company is not required to fund its U.S. qualified defined benefit plan in 2007.

Restructuring

From time to time, the company engages in actions associated with cost reduction initiatives which are accounted for under SFAS No. 112, “Employers’ Accounting for Postemployment Benefits,” and SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The company’s restructuring actions require significant estimates including (a) expenses for severance and other employee separation costs, (b) remaining lease obligations, including sublease income, and (c) other exit costs. The company has accrued amounts that it believes are its best estimates of the obligations it expects to incur in connection with these actions, but these estimates are subject to change due to market conditions and final negotiations. Should the actual amounts differ from the estimated amounts, the restructuring charges could be materially impacted.

In 2006, the company recognized approximately $330 million in restructuring charges, which are discussed in more detail in Note 3 of the Notes to Consolidated Financial Statements.

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

Statements in this report regarding the company’s cost reduction plan are subject to the risk that the company may not implement the planned headcount reductions or increase its offshore resources as quickly as currently planned, which could affect the timing of anticipated cost savings. The amount of anticipated cost savings is also subject to currency exchange rate fluctuations with regard to actions taken outside the U.S. Statements in this report regarding the revenue increases anticipated from the new iPSL tariff arrangements are based on assumptions regarding iPSL processing volumes and costs over the 2006-2010 time frame. Because these volumes and costs are subject to change, the amount of anticipated revenue is not guaranteed. In addition, because iPSL is paid by its customers in British pounds, the U.S. dollar amount of revenue recognized by the company is subject to currency exchange rate fluctuations. Statements in this report regarding expected pension expense in 2007 are based on actuarial assumptions and on assumptions regarding interest rates and currency exchange rates, all of which are subject to change.

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

The company’s future results will depend in part on the success of its efforts to control and reduce costs through the development and use of low-cost subsidiaries and low-cost offshore and global sourcing models. Future results will also depend in part on the success of the company’s focused investment and sales and marketing strategies. These strategies are based on various assumptions, including assumptions regarding market segment growth, client demand, and the proper skill set of and training for sales and marketing management and personnel, all of which are subject to change.

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

As long-term relationships, outsourcing contracts provide a base of recurring revenue. However, outsourcing contracts are highly complex and can involve the design, development, implementation and operation of new solutions and the transitioning of clients from their existing business processes to the new environment. In the early phases of these contracts, gross margins may be lower than in later years when an integrated solution has been implemented, the duplicate costs of transitioning from the old to the new system have been eliminated and the work force and facilities have been rationalized for efficient operations. Future results will depend on the company’s ability to effectively and timely complete these implementations, transitions and rationalizations. Future results will also depend on the company’s ability to continue to effectively address its challenging outsourcing operations through negotiations or operationally and to fully recover the associated outsourcing assets.

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

Future results will also depend, in part, on market demand for the company’s high-end enterprise servers and customer acceptance of the new models announced in the second quarter of 2006. The company continues to apply its resources to develop value-added software capabilities and optimized solutions for these server platforms which provide competitive differentiation. Future results will depend, in part, on customer acceptance of new ClearPath systems and the company’s ability to maintain its installed base for ClearPath and to develop next-generation ClearPath products that are purchased by the installed base. In addition, future results will depend, in part, on the company’s ability to generate new customers and increase sales of the Intel-based ES7000 line. The company believes there is growth potential in the market for high-end, Intel-based servers running Microsoft and Linux operating system software. However, the company’s ability to succeed will depend on its ability to compete effectively against enterprise server competitors with more substantial resources and its ability to achieve market acceptance of the ES7000 technology by clients, systems integrators and independent software vendors. Future results of the technology business will also depend, in part, on the successful implementation of the company’s new arrangements with NEC.

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

Certain of the company’s outsourcing agreements require that the company’s prices be benchmarked and provide for a downward adjustment to those prices if the pricing for similar services in the market has changed. As a result, anticipated revenues from these contracts may decline.

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

Unisys Corporation

Consolidated Financial Statements

Consolidated Statements of Income

Year ended December 31 (millions, except per share data)	2006	2005	2004
Revenue
Services	$4,917.2	$4,788.5	$4,724.7
Technology	840.0	970.2	1,096.0

	5,757.2	5,758.7	5,820.7

Costs and expenses
Cost of revenue:
Services	4,317.1	4,161.8	3,940.8
Technology	430.5	435.5	517.5

	4,747.6	4,597.3	4,458.3
Selling, general and administrative expenses	1,104.7	1,059.9	1,102.9
Research and development expenses	231.7	263.9	294.3

	6,084.0	5,921.1	5,855.5

Operating loss	(326.8)	(162.4)	(34.8)
Interest expense	77.2	64.7	69.0
Other income (expense), net	153.1	56.2	27.8

Loss before income taxes	(250.9)	(170.9)	(76.0)
Provision (benefit) for income taxes	27.8	1,561.0	(114.6)

Net income (loss)	$(278.7)	$(1,731.9)	$38.6

Earnings (loss) per share
Basic	$(.81)	$(5.09)	$.12
Diluted	$(.81)	$(5.09)	$.11

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Balance Sheets

December 31 (millions)	2006	2005
Assets
Current assets
Cash and cash equivalents	$719.3	$642.5
Accounts and notes receivable, net	1,164.6	1,111.5
Inventories:
Parts and finished equipment	95.0	103.4
Work in process and materials	81.2	90.7
Deferred income taxes	30.0	68.2
Prepaid expenses and other current assets	148.4	137.0

Total	2,238.5	2,153.3

Properties	1,233.4	1,320.8
Less – Accumulated depreciation and amortization	892.1	934.4

Properties, net	341.3	386.4

Outsourcing assets, net	401.1	416.0
Marketable software, net	304.3	327.6
Investments at equity	.1	207.8
Prepaid postretirement assets	250.1	66.1
Deferred income taxes	191.3	138.4
Goodwill	193.9	192.0
Other long-term assets	117.3	141.3

Total	$4,037.9	$4,028.9

Liabilities and stockholders’ equity (deficit)
Current liabilities
Notes payable	$1.2	$18.1
Current maturities of long-term debt	.5	58.8
Accounts payable	460.9	444.6
Other accrued liabilities	1,469.1	1,293.3

Total	1,931.7	1,814.8

Long-term debt	1,049.1	1,049.0
Long-term postretirement liabilities	667.7	652.3
Other long-term liabilities	453.6	545.4
Stockholders’ equity (deficit)
Common stock, par value $.01 per share (720.0 million shares authorized; 347.5 million shares and 344.2 million shares issued)	3.5	3.4
Accumulated deficit	(2,386.8)	(2,108.1)
Other capital	3,945.1	3,917.0
Accumulated other comprehensive loss	(1,626.0)	(1,844.9)

Stockholders’ equity (deficit)	(64.2)	(32.6)

Total	$4,037.9	$4,028.9

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Cash Flows

Year ended December 31 (millions, except per share data)	2006	2005	2004
Cash flows from operating activities
Net income (loss)	$(278.7)	$(1,731.9)	$38.6
Add (deduct) items to reconcile net income (loss) to net cash provided by operating activities:
Equity loss (income)	4.5	(9.2)	(16.1)
Employee stock compensation	6.7	.6	1.4
Depreciation and amortization of properties	120.5	120.7	136.5
Depreciation and amortization of outsourcing assets	135.1	128.8	123.3
Amortization of marketable software	132.9	124.7	134.2
Gain on sale of NUL shares and other assets	(153.2)	(15.8)	—
Loss on the tender of debt	—	10.7	—
Impairment charge related to outsourcing assets	—	—	125.6
(Increase) decrease in deferred income taxes, net	(66.5)	1,491.2	(41.2)
Decrease (increase) in receivables, net	14.2	34.8	(61.8)
Decrease in inventories	19.4	20.9	23.0
Increase (decrease) in accounts payable and other accrued liabilities	74.1	(61.4)	(122.1)
(Decrease) increase in other liabilities	(68.8)	149.4	111.3
Decrease (increase) in other assets	52.8	(34.3)	(16.2)
Other	35.7	52.8	33.3

Net cash provided by operating activities	28.7	282.0	469.8

Cash flows from investing activities
Proceeds from investments	7,522.0	7,726.2	6,026.5
Purchases of investments	(7,535.9)	(7,709.6)	(6,054.3)
Investment in marketable software	(105.4)	(125.7)	(119.6)
Capital additions of properties	(70.1)	(112.0)	(137.0)
Capital additions of outsourcing assets	(81.0)	(143.8)	(177.5)
Proceeds from sales of NUL shares and other assets	380.6	23.4	1.7
Purchases of businesses	(1.1)	(1.5)	(19.4)

Net cash provided by (used for) investing activities	109.1	(343.0)	(479.6)

Cash flows from financing activities
Net (reduction in) proceeds from short-term borrowings	(17.0)	17.2	(20.0)
Proceeds from employee stock plans	1.6	12.8	38.8
Payments of long-term debt	(57.9)	(509.1)	(3.5)
Financing fees	(4.6)	—	—
Proceeds from issuance of long-term debt	—	541.5	—

Net cash (used for) provided by financing activities	(77.9)	62.4	15.3

Effect of exchange rate changes on cash and cash equivalents	16.9	(19.4)	19.1

Increase (decrease) in cash and cash equivalents	76.8	(18.0)	24.6
Cash and cash equivalents, beginning of year	642.5	660.5	635.9

Cash and cash equivalents, end of year	$719.3	$642.5	$660.5

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Stockholders’ Equity

	Common Stock		Accumulated Deficit	Treasury Stock		Paid-In Capital	Accumulated Other Comprehensive Loss	Comprehensive Income (Loss)
(millions)	Shares	Par Value		Shares	Cost
Balance at December 31, 2003	333.8	$3.3	($414.8)	(1.9)	$(42.6)	$3,861.2	$(2,011.9)
Issuance of stock under stock option and other plans	5.6	.1		(.1)	(.6)	61.4
Net income			38.6					$38.6
Other comprehensive income:
Translation adjustments							43.5
Cash flow hedges							3.1
Minimum pension liability							(39.2)

							7.4	7.4

Comprehensive income								$46.0

Tax benefit related to stock plans						4.4

Balance at December 31, 2004	339.4	3.4	(376.2)	(2.0)	(43.2)	3,927.0	(2,004.5)
Issuance of stock under stock option and other plans	4.8					32.4
Net loss			(1,731.9)					$(1,731.9)
Other comprehensive income:
Translation adjustments							8.9
Cash flow hedges							3.6
Minimum pension liability							147.1

							159.6	159.6

Comprehensive loss								$(1,572.3)

Tax benefit related to stock plans						.8

Balance at December 31, 2005	344.2	3.4	(2,108.1)	(2.0)	(43.2)	3,960.2	(1,844.9)
Issuance of stock under stock option and other plans	3.3	.1		(.1)	(.4)	28.5
Net loss			(278.7)					$(278.7)
Other comprehensive income:
Translation adjustments							(5.8)
Cash flow hedges							(.1)
Postretirement plans							1,544.6

							1,538.7	1,538.7

Comprehensive income								$1,260.0

Adoption of SFAS No. 158, net of tax							(1,319.8)

Balance at December 31, 2006	347.5	$3.5	$(2,386.8)	(2.1)	$(43.6)	$3,988.7	$(1,626.0)

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

Inventories Inventories are valued at the lower of cost or market. Cost is determined on the first-in, first-out method.

Properties Properties are carried at cost and are depreciated over the estimated lives of such assets using the straight-line method. The estimated lives used are summarized below:

Estimated life (years)
Buildings	20 – 50
Machinery and office equipment	4 – 7
Rental equipment	4
Internal-use software	3 – 10

Advertising costs The company expenses all advertising costs as they are incurred. The amount charged to expense during 2006, 2005 and 2004 was $8.5 million, $7.2 million and $10.8 million, respectively.

Shipping and handling Costs related to shipping and handling are included in cost of revenue.

Revenue recognition The company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable, and collectibility is probable.

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

Revenue from software licenses is recognized at the inception of the initial license term and upon execution of an extension to the license term. Revenue for post-contract software support arrangements, which are marketed separately, is recorded on a straight-line basis over the support period. The company also enters into multiple-element arrangements, which may include any combination of hardware, software or services. In these transactions, the company allocates the total revenue to be earned under the arrangement among the various elements based on their relative fair value. For software, and elements for which software is essential to the functionality, the allocation is based on vendor-specific objective evidence (VSOE) of fair value. VSOE of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately, and for software license updates and software support services it is based upon the rates when renewed. There may be cases in which there is VSOE of fair value of the undelivered elements but no such evidence for the delivered elements. In these cases, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered elements equals the total arrangement consideration less the aggregate VSOE of fair value of the undelivered elements. The company recognizes revenue on delivered elements only if: (a) any undelivered products or services are not essential to the functionality of the delivered products or services, (b) the company has an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services, (c) there is evidence of the fair value for each undelivered product or service, and (d) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized when the undelivered elements are delivered.

Revenue from equipment and software maintenance is recognized on a straight-line basis as earned over the lives of the respective contracts. Cost related to such contracts is recognized as incurred.

Revenue and profit under systems integration contracts are recognized either on the percentage-of-completion method of accounting using the cost-to-cost method, or when services have been performed, depending on the nature of the project. For contracts accounted for on the percentage-of-completion basis, revenue and profit recognized in any given accounting period are based on estimates of total projected contract costs. The estimates are continually reevaluated and revised, when necessary, throughout the life of a contract. Any adjustments to revenue and profit resulting from changes in estimates are accounted for in the period of the change in estimate. When estimates indicate that a loss will be incurred on a contract upon completion, a provision for the expected loss is recorded in the period in which the loss becomes evident.

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

The company recognizes penalties and interest accrued related to income tax liabilities in provision (benefit) for income taxes in its consolidated statements of income.

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

Recoverability of outsourcing assets is subject to various business risks, including the timely completion and ultimate cost of the outsourcing solution, realization of expected profitability of existing outsourcing contracts and obtaining additional outsourcing customers. The company quarterly compares the carrying value of the outsourcing assets with the undiscounted future cash flows expected to be generated by the outsourcing assets to determine if there is impairment. If impaired, the outsourcing assets are reduced to an estimated fair value on a discounted cash flow basis. The company prepares its cash flow estimates based on assumptions that it believes to be reasonable but are also inherently uncertain. Actual future cash flows could differ from these estimates.

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

For those international subsidiaries operating in hyper-inflationary economies, the U.S. dollar is the functional currency, and as such, non-monetary assets and liabilities are translated at historical exchange rates, and monetary assets and liabilities are translated at current exchange rates. Exchange gains and losses arising from translation are included in other income (expense), net.

Stock-based compensation plans Effective January 1, 2006, the company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004),

“Share-Based Payment” (SFAS No. 123R), which replaced SFAS No. 123 and superseded APB Opinion No. 25, using the modified-prospective transition method and therefore has not restated results for prior periods. Stock-based compensation represents the cost related to stock-based awards granted to employees and directors. The company recognizes compensation expense for the fair value of stock options, which have graded vesting, on a straight-line basis over the requisite service period. The company estimates the fair value of stock options using a Black-Scholes valuation model. The expense is recorded in selling, general and administrative expenses. The company’s stock-based compensation plans are described more fully in Note 18.

Retirement benefits The company accounts for its defined benefit pension plans in accordance with SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” and SFAS No. 87, “Employers’ Accounting for Pensions,” which requires that amounts recognized in financial statements be determined on an actuarial basis. A significant element in determining the company’s pension income (expense) is the expected long-term rate of return on plan assets. This expected return is an assumption as to the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected pension benefit obligation. The company applies this assumed long-term rate of return to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over four years. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (expense).

At December 31 of each year, the company determines the fair value of its pension plan assets as well as the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the interest rate at which the pension benefits could be effectively settled. In estimating the discount rate, the company looks to rates of return on high-quality, fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits. The company uses a portfolio of fixed-income securities, which receive at least the second-highest rating given by a recognized ratings agency.

Reclassifications Prior-year postretirement liabilities have been reclassified to conform with the 2006 presentation.

2. Earnings per share

The following table shows how earnings (loss) per share were computed for the three years ended December 31, 2006.

Year ended December 31 (millions, except per share data)	2006	2005	2004
Basic earnings (loss) per share computation
Net income (loss)	$(278.7)	$(1,731.9)	$38.6

Weighted average shares (thousands)	343,747	340,216	334,896

Basic earnings (loss) per share	$(.81)	$(5.09)	$.12

Diluted earnings (loss) per share computation
Net income (loss)	$(278.7)	$(1,731.9)	$38.6

Weighted average shares (thousands)	343,747	340,216	334,896
Plus incremental shares from assumed conversions of employee stock plans	—	—	3,321

Adjusted weighted average shares	343,747	340,216	338,217

Diluted earnings (loss) per share	$(.81)	$(5.09)	$.11

The following shares were not included in the computation of diluted earnings per share, because either a loss was reported or the option prices were above the average market price of the company’s common stock, (in thousands): 2006, 43,190; 2005, 47,536; 2004, 35,581.

3. 2006 cost-reduction charges

In October 2005, the company announced a cost-reduction plan to right size the company’s cost structure. During 2006, the company committed to a reduction of 5,665 employees. This resulted in pretax charges in 2006 of $330.1 million, principally related to severance costs, and were comprised of: (a) a charge of $72.4 million for 2,250 employees in the U.S. and (b) a charge of $257.7 million for 3,415 employees outside the U.S.

The pretax charges were recorded in the following statement of income classifications: cost of revenue – services, $216.9 million; cost of revenue – technology, $2.0 million; selling, general and administrative expenses, $84.6 million; research and development expenses, $29.4 million; and other income (expense), net, $2.8 million. The income recorded in other income (expense), net relates to minority shareholders’ portion of the charge related to majority owned subsidiaries which are fully consolidated by the company.

A further breakdown of the individual components of these costs follows (in millions of dollars):

	Headcount	Total	U.S.	Int’l.
Charge for work-force reductions	5,665	$330.1	$72.4	$257.7
Minority interest		2.8		2.8

	5,665	332.9	72.4	260.5
Utilized	(4,431)	(182.9)	(46.1)	(136.8)
Changes in estimates and revisions	(477)	(19.3)	(.2)	(19.1)
Translation adjustments		11.9		11.9

Balance at December 31, 2006	757	$142.6	$26.1	$116.5

Expected future utilization:
2007	757	$125.0	$26.1	$98.9
Beyond 2007		17.6		17.6

4. 2005 and 2004 significant items

2005

During the financial close for the quarter ended September 30, 2005, the company performed its quarterly assessment of its net deferred tax assets. Up to that point in time, as previously disclosed in the company’s critical accounting policies section of its Form 10-K, the company had principally relied on its ability to generate future taxable income (predominately in the U.S.) in its assessment of the realizability of its net deferred tax assets. SFAS No. 109, “Accounting for Income Taxes” (SFAS No. 109), limits the ability to use future taxable income to support the realization of deferred tax assets when a company has experienced recent losses even if the future taxable income is supported by detailed forecasts and projections. After considering the company’s pretax losses in 2004 and for the nine months ended September 30, 2005, the expectation of a pretax loss for the full year of 2005, and the impact over the short term of the company’s announced plans to restructure its business model by divesting non-core assets, reducing its cost structure and shifting its focus to high-growth core markets, the company concluded that it could no longer rely on future taxable income as the basis for realization of its net deferred tax assets.

Accordingly, the company recorded a non-cash charge in the third quarter of 2005 of $1,573.9 million, or $4.62 per share, to increase the valuation allowance against deferred tax assets. With this increase, the company has a full valuation allowance against its deferred tax assets for all of the U.S. operations and certain foreign subsidiaries. This non-cash charge did not affect the company’s compliance with the financial covenants under its credit agreements. It has been recorded in provision for income taxes in the accompanying consolidated statement of income. The company expects to continue to record a full valuation allowance on future tax benefits in such jurisdictions until other positive evidence is sufficient to justify realization.

The realization of the remaining net deferred tax assets of approximately $158 million is primarily dependent on forecasted future taxable income within certain foreign jurisdictions. A reduction in estimated forecasted future taxable income in such jurisdictions may require the company to record an additional valuation allowance against the remaining deferred tax assets. Any increase or decrease in the valuation allowance would result in additional or lower income tax expense in such period and could have a significant impact on that period’s earnings.

See Note 8 for more information on income taxes.

2004

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

During the third quarter of 2004, the U.S. Congressional Joint Committee on Taxation approved an income tax refund to the company related to the settlement of tax audit issues dating from the mid-1980s. The refund, including interest, was approximately $40 million. As a result of the resolution of these audit issues, the company recorded a tax benefit of $68.2 million, or $.20 per diluted share. The company also recorded a reduction of goodwill of $8.0 million, as certain amounts of the tax benefit related to the preacquisition period of an acquired entity.

As part of its ongoing efforts to reduce its cost base and enhance its administrative efficiency, on September 30, 2004, the company consolidated facility space and committed to a work-force reduction of 1,415 employees, primarily in general and administrative areas. These actions resulted in a pretax charge of $82.0 million, or $.18 per diluted share. The charge related to work-force reductions was $75.3 million and comprised: (a) 752 employees in the U.S. for a charge of $23.2 million and (b) 663 employees outside the U.S. for a charge of $52.1 million. The charge for work-force reductions was principally related to severance costs. The facility charge of $6.7 million related principally to a single U.S. leased property that the company ceased using as of September 30, 2004. The facility charge represented the fair value of the liability at the cease-use date and was determined based on the remaining lease rental payments, reduced by estimated sublease rentals that could be reasonably obtained for the property. Cash expenditures related to these actions, as well as prior years’ cost-reduction actions, during 2006, 2005 and 2004 were $15.2 million, $57.8 million and $18.6 million, respectively, and are expected to be approximately $10.5 million in 2007.

The 2004 pretax charge was recorded in the following statement of income classifications: cost of revenue –services, $28.1 million; selling, general and administrative expenses, $50.2 million; research and development expenses, $8.4 million; and other income (expense), net, $4.7 million. The income recorded in other income (expense), net relates to the minority shareholders’ portion of the charge related to a 51%-owned subsidiary, which is consolidated by the company.

5. Goodwill

The company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” These assets are reviewed annually for impairment in accordance with this statement. SFAS No. 142 requires a company to perform an impairment test on an annual basis and whenever events or circumstances occur indicating that the goodwill may be impaired. During 2006, the company performed its annual impairment test, which indicated that the company’s goodwill was not impaired.

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2006 and 2005, were as follows:

(millions)	Total	Services	Technology
Balance at December 31, 2004	$189.9	$75.1	$114.8
Foreign currency translation adjustments	(1.7)	(.6)	(1.1)
Other(*)	3.8	3.8

Balance at December 31, 2005	192.0	78.3	113.7
Foreign currency translation adjustments	3.1	3.7	(.6)
Sale	(1.2)		(1.2)

Balance at December 31, 2006	$193.9	$82.0	$111.9

(*)	Resolution of contingent consideration.

6. Recent accounting pronouncements and accounting changes

Effective January 1, 2006, the company adopted SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (SFAS No. 151). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, handling costs and wasted material (spoilage). Among other provisions, the new rule requires that such items be recognized as current-period charges, regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Adoption of SFAS No. 151 did not have a material effect on the company’s consolidated financial position, consolidated results of operations, or liquidity.

On December 31, 2006, the company adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” (SFAS No. 158). SFAS No. 158 requires an employer to recognize in its statement of financial position the funded status of a benefit plan, measured as the difference between plan assets at fair value and the benefit obligation. For pension plans, the benefit obligation is the projected benefit obligation; for any other postretirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated benefit obligation. If plan assets exceed plan liabilities, an asset would be recognized, and if plan liabilities exceed plan assets, a liability would be recognized. In addition, SFAS No. 158 requires that changes in the funded status of a defined benefit postretirement plan be recognized in comprehensive income in the year in which the changes occur. SFAS No. 158 does not change the amount of expense recorded in a company’s statement of income related to defined benefit postretirement plans. Adoption of SFAS No. 158 resulted in the recognition of a $1.3 billion non-cash charge, net of tax, to accumulated other comprehensive income. This charge had no effect on the company’s net income, liquidity, cash flows, or financial ratio covenants in the company’s credit agreements and public debt securities. See Note 18.

Effective July 1, 2005, the company adopted SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Trans-actions” (SFAS No. 153). SFAS No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21 (b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Adoption of SFAS No. 153 did not have a material effect on the company’s consolidated financial position, consolidated results of operations, or liquidity.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the “rollover” approach and the “iron curtain” approach. The rollover approach quantifies misstatements based on the amount of the error in the current-year financial statement whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. SAB 108 is effective for interim periods of the first fiscal year ending after November 15, 2006. Adoption of SAB 108 did not have a material impact on the company’s consolidated results of operations or financial position.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The company does not currently expect that adoption of FIN 48 will have a material impact on the company’s consolidated results of operations and financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS No. 157 does not require any new fair value measurements. The provisions of SFAS No. 157 are to be applied prospectively and are effective for financial statements issued for fiscal years beginning after November 15, 2007. The company is currently evaluating what effect, if any, adoption of SFAS No. 157 will have on the company’s consolidated results of operations and financial position.

In addition, the company is reviewing the following Emerging Issues Task Force (EITF) consensuses and does not currently expect that the adoption of these will have a material impact on the company’s consolidated results of operations and financial position.

EITF 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43,” was issued in June 2006 and is effective for fiscal years beginning after December 15, 2006. EITF 06-2 applies to compensated absences that require a minimum service period but have no increase in the benefit even with additional years of service and requires the benefit to be recognized as a liability over the service period.

EITF 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements,” was issued in September 2006 and is effective for fiscal years beginning after December 15, 2007. EITF 06-4 requires that, for split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods, an employer should recognize a liability for future benefits in accordance with SFAS No. 106.

EITF 06-4 requires that recognition of the effects of adoption should be either by (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods.

EITF 06-5, “Accounting for Purchases of Life Insurance –Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4,” was issued in September 2006 and is effective for fiscal years beginning after December 15, 2006. EITF 06-5 requires that a policyholder should consider any additional amounts included in the contractual terms of the policy in determining the amount that could be realized under the insurance contract on a policy-by-policy basis. EITF 06-5 requires that recognition of the effects of adoption should be either by (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods.

7. Accounts receivable

Under the company’s accounts receivable facility, the company has agreed to sell, on an on-going basis, through Unisys Funding Corporation I, a wholly owned subsidiary, interests in up to $300 million of eligible U.S. trade accounts receivable. The receivables are sold at a discount that reflects a margin based on, among other things, the company’s then-current S&P and Moody’s credit rating. The facility is terminable by the purchasers if the company’s corporate rating is below B by S&P or B2 by Moody’s and requires the maintenance of certain ratios related to the sold receivables. At December 31, 2006, the company’s corporate rating was B+ and B2 by S&P and Moody’s, respectively. The facility is renewable annually at the purchasers’ option until November 2008. Unisys Funding Corporation I has been structured to isolate its assets from creditors of the company.

The company received proceeds of $1.6 billion in 2006, $2.5 billion in 2005, and $1.5 billion in 2004, from ongoing sales of accounts receivable interests under the program. At December 31, 2006 and 2005, the company retained subordinated interests of $276 million and $325 million, respectively, in the associated receivables; these receivables have been included in accounts and notes receivable in the accompanying consolidated balance sheets. As collections reduce previously sold interests, interests in new, eligible receivables can be sold, subject to meeting certain conditions. At December 31, 2006 and 2005, receivables of $170 million and $225 million, respectively, were sold and therefore removed from the accompanying consolidated balance sheets.

The selling price of the receivables interests reflects a discount (5.3% at December 31, 2006, and 4.3% at December 31, 2005) based on the A-1 rated commercial paper borrowing rates of the purchasers. The company remains responsible for servicing the underlying accounts receivable, for which it will receive a fee of 0.5% of the outstanding balance, which it believes represents adequate compensation. The company estimates the fair value of its retained interests by considering two key assumptions: the payment rate, which is derived from the average life of the accounts receivable, which is about 50 days, and the rate of expected credit losses. Based on the company’s favorable collection experience and very short-term nature of the receivables, both assumptions are considered to be highly predictable. Therefore, the company’s estimated fair value of its retained interests in the pool of eligible receivables is approximately equal to book value, less the associated allowance for doubtful accounts. The discount on the sales of these accounts receivable during the years ended December 31, 2006, 2005 and 2004, was $8.6 million, $9.3 million and $3.3 million, respectively. These discounts are recorded in other income (expense), net in the accompanying consolidated statements of income.

Accounts receivable consist principally of trade accounts receivable from customers and are generally unsecured and due within 30 days. Credit losses relating to these receivables consistently have been within management’s expectations. Expected credit losses are recorded as an allowance for doubtful accounts in the consolidated balance sheets. Estimates of expected credit losses are based primarily on the aging of the accounts receivable balances. The company records a specific reserve for individual accounts when it becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. The collection policies and procedures of the company vary by credit class and prior payment history of customers.

Revenue recognized in excess of billings on services contracts, or unbilled accounts receivable, was $261.7 million and $247.9 million at December 31, 2006 and 2005, respectively. Such amounts are included in accounts and notes receivable, net. At December 31, 2006 and 2005, the company had long-term accounts and notes receivable, net of $42.6 million and $68.4 million, respectively. Such amounts are included in other long-term assets in the accompanying consolidated balance sheets.

Unearned income, which is reported as a deduction from accounts and notes receivable, was $2.8 million and $7.7 million at December 31, 2006 and 2005, respectively. The allowance for doubtful accounts, which is reported as a deduction from accounts and notes receivable, was $61.2 million and $50.6 million at December 31, 2006 and 2005, respectively. The provision for doubtful accounts, which is reported in selling, general and administrative expenses in the consolidated statements of income, was $10.6 million, $9.0 million and $1.9 million, in 2006, 2005 and 2004, respectively.

8. Income taxes

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 2006 and 2005, were as follows:

December 31 (millions)	2006	2005
Deferred tax assets
Tax loss carryforwards	$542.6	$563.1
Capitalized research and development	509.7	540.5
Foreign tax credit carryforwards	229.9	199.6
Other tax credit carryforwards	217.4	213.6
Deferred revenue	163.3	150.9
Capitalized intellectual property rights	142.0	170.6
Postretirement benefits	77.7	58.0
Pensions	61.6	157.9
Depreciation	51.6	40.3
Restructuring	49.6	3.5
Employee benefits	40.6	41.3
Impairment charge related to outsourcing assets	15.0	13.3
Other	143.0	130.9

	2,244.0	2,283.5
Valuation allowance	(1,996.2)	(1,982.3)

Total deferred tax assets	$247.8	$301.2

Deferred tax liabilities
Sales-type leases	$19.8	$41.8
Undistributed earnings of NUL	—	82.5
Other	70.1	78.7

Total deferred tax liabilities	$89.9	$203.0

Net deferred tax assets	$157.9	$98.2

SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. In September 2005, the company recorded a non-cash charge of $1,573.9 million, or $4.62 per share, to increase the valuation allowance against deferred tax assets. See Note 4.

Following is the total loss before income taxes and the provision (benefit) for income taxes for the three years ended December 31, 2006.

Year ended December 31 (millions)	2006	2005	2004
Loss before income taxes
United States	$(120.2)	$(220.3)	$(34.7)
Foreign	(130.7)	49.4	(41.3)

Total loss before income taxes	$(250.9)	$(170.9)	$(76.0)

Provision (benefit) for income taxes
Current
United States	$9.2	$4.8	$(8.5)
Foreign	69.7	57.0	10.8
State and local	2.3	2.3	(97.1)

Total	81.2	64.1	(94.8)

Deferred
United States	—	1,466.9	19.3
Foreign	(53.4)	30.0	(39.1)

Total	(53.4)	1,496.9	(19.8)

Total provision (benefit) for income taxes	$27.8	$1,561.0	$(114.6)

Following is a reconciliation of the provision (benefit) for income taxes at the United States statutory tax rate to the provision (benefit) for income taxes as reported:

Year ended December 31 (millions)	2006	2005	2004
United States statutory income tax (benefit)	$(87.8)	$(59.8)	$(26.6)
Change in U.S. valuation allowance	—	1,466.9	—
U.S. losses	51.3	77.1	—
Foreign taxes	62.0	76.8	(9.2)
Tax refund claims, audit issues and other matters
U.S. Federal	—	(2.3)	(14.0)
U.S. state	2.3	2.3	(63.1)
Other	—	—	(1.7)

Provision (benefit) for income taxes	$27.8	$1,561.0	$(114.6)

Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $925 million at December 31, 2006. As the company intends to indefinitely reinvest all such earnings, no provision has been made for income taxes that may become payable upon distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability. Although there are no specific plans to distribute the undistributed earnings in the immediate future, where economically appropriate to do so, such earnings may be remitted.

Cash paid, net of refunds, during 2006, 2005 and 2004 for income taxes was $76.6 million, $44.2 million and $55.9 million, respectively.

At December 31, 2006, the company has U.S. federal and state and local tax loss carryforwards and foreign tax loss carryforwards for certain foreign subsidiaries, the tax effect of which is approximately $542.6 million. These carryforwards will expire as follows (in millions): 2007, $15.5; 2008, $13.0; 2009, $10.0; 2010, $11.0; 2011, $19.1; and $474.0 thereafter. The company also has available tax credit carryforwards of approximately $447.3 million, which will expire as follows (in millions): 2007, $–; 2008, $13.0; 2009, $26.8; 2010, $50.8; 2011, $13.0; and $343.7 thereafter.

See Note 4 for information concerning favorable settlements of tax audit issues in 2004.

The company has approximately $157.9 million of net deferred tax assets. Failure to achieve forecasted taxable income might affect the ultimate realization of such assets. Factors that may affect the company’s ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in sales or margins, loss of market share, delays in product availability or technological obsolescence.

9. Properties

Properties comprise the following:

December 31 (millions)	2006	2005
Land	$4.0	$4.0
Buildings	114.2	109.3
Machinery and office equipment	787.9	874.0
Internal-use software	223.6	228.9
Rental equipment	103.7	104.6

Total properties	$1,233.4	$1,320.8

10. Investments at equity and minority interests

In March 2006, the company sold all of the shares it owned in Nihon Unisys, Ltd. (NUL), a publicly traded Japanese company. The company received gross proceeds of $378.1 million and recognized a pretax gain of $149.9 million which is included in “Other income (expense), net” in the 2006 consolidated statement of income. NUL continues to be the exclusive distributor of the company’s hardware and software in Japan.

At December 31, 2005, the company owned approximately 29% of the voting common stock of NUL. The company accounted for this investment by the equity method, and, at December 31, 2005, the amount recorded in the company’s books for the investment, after the reversal of a minimum pension liability adjustment, was $243 million. During the years ended December 31, 2006, 2005 and 2004, the company recorded equity income (loss) related to NUL of $(4.2) million, $9.1 million and $16.2 million, respectively. These amounts were recorded in “Other income (expense), net” in the company’s consolidated statements of income. For the years ended December 31, 2006, 2005 and 2004, total direct and indirect sales to NUL were approximately $245 million, $245 million and $240 million, respectively.

In 2005, the company and NUL amended the terms of a license and support agreement pursuant to which NUL receives access to certain of the company’s intellectual property and support services. Prior to the revised agreement, NUL paid annual royalties to the company based on a percentage of NUL’s revenue. In 2004, these royalties amounted to approximately $103 million. The royalty fees are included in the direct and indirect sales disclosed above. Under the revised arrangement, the company has granted NUL a perpetual license to the intellectual property, and, in lieu of an annual royalty, NUL paid the company a one-time fixed fee of $225 million, one-half of which was paid in October 2005 and one-half of which was paid in September 2006. The company is recognizing the $225 million as revenue over the three-year period ending March 31, 2008. In addition, the parties have agreed that NUL will pay the company a fee of $20 million per year for each of the three years ending March 31, 2008 for the support services it provides under the license and support agreement. NUL has an option to renew the support services arrangement for an additional two years at the same price. In prior periods, the support services fee was included as part of the royalty payments.

The company owns 51% of Intelligent Processing Solutions Limited (iPSL), a U.K.-based company, which provides high-volume payment processing. iPSL is consolidated in the company’s financial statements. The minority owners’ interests in the gains or (losses) of iPSL are reported in other income (expense), net ($(6.0) million, $36.6 million and $11.9 million in 2006, 2005 and 2004, respectively) in the company’s consolidated statements of income.

At December 31, 2006, the company’s total outsourcing assets, net were $401.1 million, approximately $206.6 million of which relate to iPSL. In January 2006, the company and the minority shareholders executed agreements whereby the company retains its current 51% ownership interest in iPSL and the fees charged under the outsourcing services agreements increased beginning January 1, 2006. The estimated increase in iPSL revenue resulting from the amended outsourcing services agreements, together with its existing revenue, is currently estimated to provide the company with sufficient cash flow to recover all of iPSL’s outsourcing assets. The company prepares its cash flow estimates based on assumptions that it believes to be reasonable but are also inherently uncertain. Actual future cash flows could differ from these estimates.

11. Debt

Long-term debt is comprised of the following:

December 31 (millions)	2006	2005
8% senior notes due 2012	$400.0	$400.0
6 7/8% senior notes due 2010	300.0	300.0
7 7/8% senior notes due 2008	200.0	200.0
8 1/2% senior notes due 2015	150.0	150.0
8 1/8% senior notes	—	57.9
Other, net of unamortized discounts	(.4)	(.1)

Total	1,049.6	1,107.8
Less – current maturities	.5	58.8

Total long-term debt	$1,049.1	$1,049.0

Total long-term debt maturities in 2007, 2008, 2009, 2010 and 2011 are $.5 million, $200.0 million, $– million, $300.0 million and $– million, respectively.

Cash paid during 2006, 2005 and 2004 for interest was $91.3 million, $73.1 million and $83.2 million, respectively. Capitalized interest expense during 2006, 2005 and 2004 was $9.9 million, $15.0 million and $16.3 million, respectively.

In September 2005, the company issued $400.0 million of 8% senior notes due 2012 and $150.0 million of 8 1/2% senior notes due 2015. In June 2006, the company retired at maturity all $57.9 million of its remaining 8 1/8% senior notes. In September and October 2005, the company repaid $342.1 million of its $400 million 8 1/8% senior notes due 2006 pursuant to a cash tender offer. The company recorded expense of $10.7 million in other income (expense), net in its consolidated statement of income related to the tender offer. On January 18, 2005, the company paid $150 million from cash on hand to retire at maturity all of its 7 1/4% senior notes.

The company has a three-year, secured revolving credit facility which expires in 2009 that provides for loans and letters of credit up to an aggregate of $275 million. Borrowings under the facility bear interest based on short-term rates and the company’s credit rating. The credit agreement contains customary representations and warranties, including no material adverse change in the company’s business, results of operations or financial condition. It also contains financial covenants requiring the company to maintain certain interest coverage, lever-age and asset coverage ratios and a minimum amount of liquidity, which could reduce the amount the company is able to borrow. The credit facility also includes covenants limiting liens, mergers, asset sales, dividends and the incurrence of debt. Events of default include non-payment, failure to perform covenants, materially incorrect representations and warranties, change of control and default under other debt aggregating at least $25 million. If an event of default were to occur under the credit agreement, the lenders would be entitled to declare all amounts borrowed under it immediately due and payable. The occurrence of an event of default under the credit agreement could also cause the acceleration of obligations under certain other agreements and the termination of the company’s U.S. trade accounts receivable facility. Also, the credit facility may be terminated if the 7 7/8% senior notes due 2008 have not been repaid, refinanced or defeased by payment of amounts due to an escrow agent on or prior to January 1, 2008. The credit facility is secured by the company’s assets, except that the collateral does not include accounts receivable that are subject to the receivable facility, U.S. real estate or the stock or indebtedness of the company’s U.S. operating subsidiaries. As of December 31, 2006, there were letters of credit of approximately $50.9 million issued under the facility and there were no cash borrowings. In addition, the company and certain international subsidiaries have access to uncommitted lines of credit from various banks.

12. Other liabilities

Other accrued liabilities (current) are comprised of the following:

December 31 (millions)	2006	2005
Deferred revenue	$721.9	$685.1
Payrolls and commissions	171.9	120.3
Restructuring	135.4	22.6
Accrued vacations	123.0	132.3
Taxes other than income taxes	81.0	95.6
Income taxes	53.8	47.2
Postretirement	29.3	—
Other	152.8	190.2

Total other accrued liabilities	$1,469.1	$1,293.3

In addition, other long-term liabilities include deferred revenue of $384.0 million and $413.9 million at December 31, 2006 and 2005, respectively.

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

Year ended December 31 (millions)	2006	2005
Balance at January 1	$8.0	$11.6
Accruals for warranties issued during the period	8.7	8.8
Settlements made during the period	(8.7)	(10.3)
Changes in liability for pre-existing warranties during the period, including expirations	.2	(2.1)

Balance at December 31	$8.2	$8.0

14. Rental expense and commitments

Rental expense, less income from subleases, for 2006, 2005 and 2004 was $170.0 million, $182.6 million and $184.7 million, respectively.

Minimum net rental commitments under noncancelable operating leases outstanding at December 31, 2006, substantially all of which relate to real properties, were as follows: 2007, $130.1 million; 2008, $109.3 million; 2009, $83.5 million; 2010, $67.0 million; 2011, $47.8 million; and $221.8 million thereafter. Such rental commitments have been reduced by minimum sublease rentals of $108.1 million, due in the future under noncancelable subleases.

In 2003, the company entered into a lease for its facility at Malvern, Pa. The lease has a 60-month term expiring in June 2008. Under the lease, the company has the option to purchase the facility at any time for approximately $34 million. In addition, if the company does not exercise its purchase option and the lessor sells the facility at the end of the lease term for a price that is less than approximately $34 million, the company will be required to guarantee the lessor a residual value on the property of up to $29 million. The lessor is a substantive independent leasing company that does not have the characteristics of a variable interest entity as defined by FIN 46 and is therefore not consolidated by the company.

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

At December 31, 2006, the company had outstanding standby letters of credit and surety bonds of approximately $240 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material.

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

The company recognizes the fair value of its cash flow hedge derivatives as either assets or liabilities in its consolidated balance sheets. Changes in the fair value related to the effective portion of such derivatives are recognized in other comprehensive income until the hedged item is recognized in earnings, at which time the accumulated gain or loss is reclassified out of other comprehensive income and into earnings. The ineffective portion of such derivatives’ change in fair value is immediately recognized in earnings. The ineffective amount related to cash flow hedge derivatives for intercompany transactions was immaterial during the years ended December 31, 2006, 2005 and 2004. Both the amounts reclassified out of other comprehensive income and into earnings and the ineffectiveness recognized in earnings related to cash flow hedge derivatives for forecasted inter-company transactions are recognized in cost of revenue. There were no cash flow hedges in place at December 31, 2006, and therefore the accumulated income or loss in other comprehensive income related to cash flow hedges at December 31, 2006 was zero.

When a cash flow hedge is discontinued because it is probable that the original forecasted transaction will not occur by the end of the original specified time period, the company is required to reclassify any gains or losses out of other comprehensive income and into earnings. The amount of such reclassifications during the years ended December 31, 2006, 2005 and 2004 was immaterial.

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

During the years ended December 31, 2006, 2005 and 2004, the company recognized foreign exchange transaction gains or (losses) in other income (expense), net in its consolidated statements of income of $8.5 million, $6.5 million and $(5.2) million, respectively.

Financial instruments also include temporary cash investments and customer accounts receivable. Temporary investments are placed with creditworthy financial institutions, primarily in money market funds and time deposits. At December 31, 2006, the company’s cash equivalents principally have maturities of less than one month. Due to the short maturities of these instruments, they are carried on the consolidated balance sheets at cost plus accrued interest, which approximates market value. Realized gains or losses during 2006 and 2005, as well as unrealized gains or losses at December 31, 2006, were immaterial. Receivables are due from a large number of customers that are dispersed worldwide across many industries. At December 31, 2006 and 2005, the company had no significant concentrations of credit risk. At December 31, 2006, the company had approximately $300 million of receivables due from various U.S. federal governmental agencies. At December 31, 2006, the carrying amount of cash and cash equivalents, notes payable and long-term debt approximated fair value.

16. Litigation and contingencies

There are various lawsuits, claims, investigations and proceedings that have been brought or asserted against the company, which arise in the ordinary course of business. In accordance with SFAS No. 5, “Accounting for Contingencies,” the company records a provision for these matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Any provisions are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information pertinent to a particular matter.

In 2002, the company and the Transportation Security Administration (TSA) entered into a competitively awarded contract providing for the establishment of secure information technology environments in airports. The Defense Contract Audit Agency (DCAA), at the request of TSA, reviewed contract performance and raised some government contracting issues. The company continues to work to address certain contracts administration issues raised by the DCAA. In addition, the company has learned that the Civil Division of the Department of Justice, working with the Inspector General’s Office of the Department of Homeland Security, is reviewing issues raised by the DCAA relating to labor categorization and overtime on the TSA contract. The company understands that the Civil Division is at an early stage in its review. The company is working cooperatively with the Civil Division. The company does not know whether the Civil Division will pursue the matter, or, if pursued, what effect this might have on the company.

Although the ultimate results of these lawsuits, claims, investigations and proceedings are not currently determinable, the company believes that at December 31, 2006, it has adequate provisions for any such matters.

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

Also included in the Technology segment’s sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services engagements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2006, 2005 and 2004, was $16.4 million, $16.1 million and $17.9 million, respectively. The profit on these transactions is eliminated in Corporate.

The company evaluates business segment performance on operating income exclusive of restructuring charges and unusual and nonrecurring items, which are included in Corporate. All corporate and centrally incurred costs are allocated to the business segments, based principally on revenue, employees, square footage or usage.

No single customer accounts for more than 10% of revenue. Revenue from various agencies of the U.S. Government, which is reported in both business segments, was approximately $921 million, $980 million and $900 million in 2006, 2005 and 2004, respectively.

Corporate assets are principally cash and cash equivalents, prepaid postretirement assets and deferred income taxes. The expense or income related to corporate assets is allocated to the business segments. In addition, corporate assets include an offset for interests in accounts receivable that have been recorded as sales in accordance with SFAS No. 140, because such receivables are included in the assets of the business segments.

A summary of the company’s operations by business segment for 2006, 2005 and 2004 is presented below:

(millions)	Total	Corporate	Services	Technology
2006
Customer revenue	$5,757.2		$4,917.2	$840.0
Intersegment		$(250.3)	14.8	235.5

Total revenue	$5,757.2	$(250.3)	$4,932.0	$1,075.5

Operating income (loss)	$(326.8)	$(322.0)	$(22.6)	$17.8
Depreciation and amortization	388.5		264.5	124.0
Total assets	4,037.9	1,132.6	2,222.2	683.1
Investments at equity	.1	.1
Capital expenditures	256.5	5.3	144.7	106.5

2005
Customer revenue	$5,758.7		$4,788.5	$970.2
Intersegment		$(259.6)	18.7	240.9

Total revenue	$5,758.7	$(259.6)	$4,807.2	$1,211.1

Operating income (loss)	$(162.4)	$(6.4)	$(207.0)	$51.0
Depreciation and amortization	374.2		244.6	129.6
Total assets	4,028.9	819.0	2,310.2	899.7
Investments at equity	207.8	1.2		206.6
Capital expenditures	381.5	11.5	247.0	123.0

2004
Customer revenue	$5,820.7		$4,724.7	$1,096.0
Intersegment		$(251.8)	18.1	233.7

Total revenue	$5,820.7	$(251.8)	$4,742.8	$1,329.7

Operating income (loss)	$(34.8)	$(88.0)	$(82.8)	$136.0
Depreciation and amortization	394.0		244.5	149.5
Total assets	5,620.9	2,334.7	2,364.9	921.3
Investments at equity	197.1	1.1		196.0
Capital expenditures	434.1	14.4	291.9	127.8

In 2004, the Services segment operating loss included an impairment charge of $125.6 million (see Note 4). The company also recognized an impairment charge of approximately $11 million in 2004 in the Services segment operating loss for the write-down to net realizable value of certain contract-related assets.

Customer revenue by classes of similar products or services, by segment, is presented below:

Year ended December 31 (millions)	2006	2005	2004
Services
Systems integration and consulting	$1,591.8	$1,654.4	$1,651.7
Outsourcing	1,916.2	1,749.1	1,649.7
Infrastructure services	948.2	867.1	844.6
Core maintenance	461.0	517.9	578.7

	4,917.2	4,788.5	4,724.7

Technology
Enterprise-class servers	668.6	786.1	870.3
Specialized technologies	171.4	184.1	225.7

	840.0	970.2	1,096.0

Total	$5,757.2	$5,758.7	$5,820.7

Presented below is a reconciliation of total business segment operating income (loss) to consolidated loss before income taxes:

Year ended December 31 (millions)	2006	2005	2004
Total segment operating income (loss)	$(4.8)	$(156.0)	$53.2
Interest expense	(77.2)	(64.7)	(69.0)
Other income (expense), net	150.3	56.2	27.8
Cost reduction charges	(330.1)	—	(82.0)
Corporate and eliminations	10.9	(6.4)	(6.0)

Total loss before income taxes	$(250.9)	$(170.9)	$(76.0)

Presented below is a reconciliation of total business segment assets to consolidated assets:

December 31 (millions)	2006	2005	2004
Total segment assets	$2,905.3	$3,209.9	$3,286.2
Cash and cash equivalents	719.3	642.5	660.5
Prepaid postretirement assets	250.1	66.1	52.5
Deferred income taxes	221.3	206.6	1,686.4
Elimination for sale of receivables	(168.7)	(239.1)	(249.8)
Other corporate assets	110.6	142.9	185.1

Total assets	$4,037.9	$4,028.9	$5,620.9

Geographic information about the company’s revenue, which is principally based on location of the selling organization, properties and outsourcing assets is presented below:

Year ended December 31 (millions)	2006	2005	2004
Revenue
United States	$2,539.9	$2,651.6	$2,636.0
United Kingdom	873.2	826.4	898.9
Other foreign	2,344.1	2,280.7	2,285.8

Total	$5,757.2	$5,758.7	$5,820.7

Properties, net
United States	$211.9	$258.7	$275.5
United Kingdom	45.2	44.3	54.3
Other foreign	84.2	83.4	94.3

Total	$341.3	$386.4	$424.1

Outsourcing assets, net
United States	$130.8	$141.7	$104.1
United Kingdom*	221.4	224.5	285.7
Other foreign	48.9	49.8	42.1

Total	$401.1	$416.0	$431.9

*	Amounts relate principally to iPSL, a 51%–owned U.K.-based company. See Note 10.

18. Employee plans

Stock plans Under the company’s stockholder approved stock-based plans, stock options, stock appreciation rights, restricted stock and restricted stock units may be granted to officers, directors and other key employees. At December 31, 2006, 5.9 million shares of unissued common stock of the company were available for granting under these plans.

As of December 31, 2006, the company has granted non-qualified stock options and restricted stock units under these plans. Prior to January 1, 2006, the company applied the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for those plans, whereby for stock options, at the date of grant, no compensation expense was reflected in income, as all stock options granted had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. Pro forma information regarding net income and earnings per share was provided in accordance with Statement of Financial Accounting Standards (SFAS) No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (SFAS No. 148), as if the fair value method defined by SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123) had been applied to stock-based compensation. For purposes of the pro forma disclosures, the estimated fair value of stock options was amortized to expense over the options’ vesting period.

Effective January 1, 2006, the company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R), which replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The company adopted SFAS No. 123R using the modified-prospective transition method, which requires the company, beginning January 1, 2006 and thereafter, to expense the grant date fair value of all share-based awards over their remaining vesting periods to the extent the awards were not fully vested as of the date of adoption and to expense the fair value of all share-based awards granted subsequent to December 31, 2005 over their requisite service periods. Stock-based compensation expense for all share-based payment awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. The company recognizes compensation cost net of a forfeiture rate and recognizes the compensation cost for only those awards expected to vest on a straight-line basis over the requisite service period of the award, which is generally the vesting term. The company estimated the forfeiture rate based on its historical experience and its expectations about future forfeitures. As required under the modified-prospective transition method, prior periods have not been restated. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 (SAB 107) regarding the SEC’s interpretation of SFAS No. 123R and the valuation of share-based payments for public companies. The company has applied the provisions of SAB 107 in its adoption of SFAS No. 123R. The company records share-based payment expense in selling, general and administrative expenses.

The company’s stock option and time-based restricted stock unit grants include a provision that if termination of employment occurs after the participant has attained age 55 and completed 5 years of service with the company, or for directors, the completion of 5 years of service as a director, the participant shall continue to vest in each of his or her awards in accordance with the vesting schedule set forth in the applicable award agreement. For purposes of the pro forma information required to be disclosed by SFAS No. 123, the company recognized compensation expense over the vesting period. Under SFAS No. 123R, compensation expense is recognized over the period through the date that the employee first becomes eligible to retire and is no longer required to provide service to earn the award. For grants prior to January 1, 2006, compensation expense continues to be recognized under the prior method; compensation expense for awards granted after December 31, 2005 is recognized over the period to the date the employee first becomes eligible for retirement.

Options have been granted to purchase the company’s common stock at an exercise price equal to or greater than the fair market value at the date of grant. Options granted before January 1, 2005 generally have a maximum duration of ten years and were exercisable in annual installments over a four-year period following date of grant. Stock options granted after January 1, 2005 generally have a maximum duration of five years and become exercisable in annual installments over a three-year period following date of grant. On September 23, 2005, the company accelerated the vesting of all of its then-issued unvested stock options. On December 19, 2005, the company granted fully vested stock options to purchase a total of 3.4 million shares of the company’s common stock at an exercise price of $6.05, the fair market value of the company’s common stock on December 19, 2005.

Prior to January 1, 2006, restricted stock units had been granted and were subject to forfeiture upon employment termination prior to the release of the restrictions. Compensation expense resulting from these awards is recognized as expense ratably from the date of grant until the date the restrictions lapse and is based on the fair market value of the shares at the date of grant.

For stock options issued both before and after adoption of SFAS No. 123R, the fair value is estimated at the date of grant using a Black-Scholes option pricing model. As part of its adoption of SFAS No. 123R, for stock options issued after December 31, 2005, the company reevaluated its assumptions in estimating the fair value of stock options granted. Principal assumptions used are as follows: (a) expected volatility for the company’s stock price is based on historical volatility and implied market volatility, (b) historical exercise data is used to estimate the options’ expected term, which represents the period of time that the options granted are expected to be outstanding, and (c) the risk-free interest rate is the rate on zero-coupon U.S. government issues with a remaining term equal to the expected life of the options. The company recognizes compensation expense for the fair value of stock options, which have graded vesting, on the straight-line basis over the requisite service period of the awards.

The fair value of stock option awards was estimated using the Black-Scholes option pricing model with the following assumptions and weighted-average fair values as follows:

Year Ended December 31	2006	2005	2004
Weighted-average fair value of grant	$2.46	$2.93	$7.17
Risk-free interest rate	4.35%	3.82%	3.13%
Expected volatility	45.88%	55.00%	55.00%
Expected life of options in years	3.67	3.50	5.00
Expected dividend yield	—	—	—

Prior to January 1, 2006, the company would grant an annual stock option award to officers, directors and other key employees generally in the first quarter of a year. For 2006, this annual stock option award was replaced with restricted stock unit awards. The company currently expects to continue to grant stock option awards, principally to newly hired individuals. The restricted stock unit awards granted in March of 2006 contain both time-based units (25% of the grant) and performance-based units (75% of the grant). The time-based units vest in three equal annual installments beginning with the first anniversary of the grant, and the performance-based units vest in three equal annual installments, beginning with the first anniversary of the grant, based upon the achievement of pretax profit and revenue growth rate goals in 2006, 2006-2007, and 2006-2008, for each installment, respectively. Each performance-based unit will vest into zero to 1.5 shares depending on the degree to which the performance goals are met. Compensation expense resulting from these awards is recognized as expense ratably for each installment from the date of grant until the date the restrictions lapse and is based on the fair market value at the date of grant and the probability of achievement of the specific performance-related goals.

During the year ended December 31, 2006, the company recorded $6.7 million of share-based compensation expense, which is comprised of $6.1 million of restricted stock unit expense and $.6 million of stock option expense. During the years ended December 31, 2005 and 2004, $.6 million and $1.4 million, respectively, were charged to income related to restricted stock units.

The adoption of SFAS No. 123R had an immaterial impact to income before income taxes and net income for the year ended December 31, 2006.

A summary of stock option activity for the year ended December 31, 2006 follows (shares in thousands):

Options	Shares	Weighted- Average Exercise Price	Average Remaining Contractual Term (years)	Aggregate Intrinsic Value ($ in millions)
Outstanding at Dec. 31, 2005	47,536	$16.54
Granted	570	6.29
Exercised	(247)	6.43
Forfeited and expired	(4,669)	16.79

Outstanding at Dec. 31, 2006	43,190	16.44	4.19	$9.1

Vested and expected to vest at Dec. 31, 2006	43,190	16.44	4.19	$9.1

Exercisable at Dec. 31, 2006	42,609	16.58	4.19	$8.1

The aggregate intrinsic value in the above table reflects the total pretax intrinsic value (the difference between the company’s closing stock price on the last trading day of the period and the exercise price of the options, multiplied by the number of in-the-money stock options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. The intrinsic value of the company’s stock options changes based on the closing price of the company’s stock. The total intrinsic value of options exercised for the years ended December 31, 2006 and 2005 was immaterial. As of December 31, 2006, $1.5 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 1.4 years.

A summary of restricted stock unit activity for the year ended December 31, 2006 follows (shares in thousands):

	Restricted Stock Units	Weighted-Average Grant-Date Fair Value
Outstanding at December 31, 2005	352	$8.89
Granted	1,950	6.55
Vested	(135)	7.55
Forfeited and expired	(204)	8.90

Outstanding at December 31, 2006	1,963	6.66

The fair value of restricted stock units is determined based on the average of the high and low trading price of the company’s common shares on the date of grant. The weighted-average grant-date fair value of restricted stock units granted during the years ended December 31, 2006 and 2005 was $6.55 and $7.08, respectively. As of December 31, 2006, there was $6.5 million of total unrecognized compensation cost related to outstanding restricted stock units granted under the company’s plans. That cost is expected to be recognized over a weighted-average period of 1.3 years. The total fair value of restricted share units vested during the year ended December 31, 2006 was $.9 million. No restricted share units vested during the year ended December 31, 2005.

For the years ended December 31, 2005 and 2004, the following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123 (in millions of dollars, except per share amounts):

Years Ended December 31	2005	2004
Net income (loss) as reported	$(1,731.9)	$38.6
Deduct total stock-based employee compensation expense determined under fair value method for all awards, net of tax	(73.5)	(32.6)

Pro forma net income (loss)	$(1,805.4)	$6.0

Earnings (loss) per share
Basic - as reported	$(5.09)	$.12
Basic - pro forma	$(5.31)	$.02
Diluted - as reported	$(5.09)	$.11
Diluted - pro forma	$(5.31)	$.02

Common stock issued upon exercise of stock options or upon lapse of restrictions on restricted stock units are newly issued shares. Cash received from the exercise of stock options for the years ended December 31, 2006 and 2005 was $1.6 million and $.3 million, respectively. The company is currently not recognizing any tax benefits from the exercise of stock options or upon issuance of stock upon lapse of restrictions on restricted stock units in light of its tax position. Prior to the adoption of SFAS No. 123R, the company presented such tax benefits as operating cash flows. Upon the adoption of SFAS No. 123R, tax benefits resulting from tax deductions in excess of the compensation costs recognized are classified as financing cash flows.

Prior to April 1, 2005, the company had a worldwide Employee Stock Purchase Plan (ESPP), which enabled substantially all regular employees to purchase shares of the company’s common stock through payroll deductions of up to 10% of eligible pay with a limit of $25,000 per employee. The price the employee paid was 85% of the market price at the beginning or end of a calendar quarter, whichever was lower. Effective April 1, 2005, the company discontinued such plan. During the years ended December 31, 2005 and 2004, employees purchased newly issued shares from the company for $12.5 million and $27.4 million, respectively.

U.S. employees are eligible to participate in an employee savings plan. Under this plan, employees may contribute a percentage of their pay for investment in various investment alternatives. Company matching contributions of up to 2 percent of pay are made in the form of newly issued shares of company common stock. The charge to income related to the company match for the years ended December 31, 2006, 2005 and 2004, was $18.3 million, $19.3 million and $19.7 million, respectively. Effective January 1, 2007, the company is increasing its matching contribution to 100 percent of the first 6 percent of eligible pay contributed by plan participants.

The company has defined contribution plans in certain locations outside the United States. The charge to income related to these plans was $24.6 million, $27.1 million and $28.3 million, for the years ended December 31, 2006, 2005 and 2004, respectively. For plans outside the United States, company contributions are made in cash.

Retirement benefits On March 17, 2006, the company adopted changes to its U.S. defined benefit pension plans effective December 31, 2006. The changes affect most U.S. employees and senior management and include ending the accrual of future benefits in the company’s defined benefit pension plans for employees effective December 31, 2006. There will be no new entrants to the plans after that date. The changes do not affect the vested accrued pension benefits of current and former employees, including retirees. As a result of the amendment to stop accruals for future benefits in its U.S. defined benefit pension plans, the company recorded a pretax curtailment gain of $45.0 million in the first quarter of 2006.

The company has non-qualified compensation plans, which allow certain highly compensated employees and directors to defer the receipt of a portion of their salary, bonus and fees. Participants can earn a return on their deferred balance that is based on hypothetical investments in various investment vehicles. Changes in the market value of these investments are reflected as an adjustment to the liability with an offset to expense. As of December 31, 2006, the liability to the participants of these plans was $19.4 million. This amount reflects the accumulated participant deferrals and earnings thereon as of that date. The company makes no contributions to the deferred compensation plans and remains contingently liable to the participants.

Retirement plans’ funded status and amounts recognized in the company’s consolidated balance sheets at December 31, 2006 and 2005, follow:

	U.S. Plans		International Plans
December 31 (millions)	2006	2005	2006	2005
Change in projected benefit obligation
Benefit obligation at beginning of year	$4,846.9	$4,592.5	$2,242.8	$2,239.4
Service cost	61.4	69.3	48.4	47.3
Interest cost	278.3	262.9	112.6	106.7
Plan participants’ contributions			10.4	10.2
Plan amendments	(26.9)	.1	(9.4)	(5.7)
Actuarial (gain) loss	(73.9)	222.3	(148.6)	176.8
Benefits paid	(314.0)	(300.2)	(80.2)	(61.8)
Foreign currency translation adjustments			288.1	(279.3)
Other*				9.2

Benefit obligation at end of year	$4,771.8	$4,846.9	$2,464.1	$2,242.8

Change in plan assets
Fair value of plan assets at beginning of year	$4,567.4	$4,363.9	$1,693.3	$1,623.9
Actual return on plan assets	668.4	497.8	129.7	252.6
Employer contribution	9.5	5.9	68.5	65.7
Plan participants’ contributions			10.4	10.2
Benefits paid	(314.0)	(300.2)	(80.2)	(61.8)
Foreign currency translation adjustments			226.9	(209.3)
Other*				12.0

Fair value of plan assets at end of year	$4,931.3	$4,567.4	$2,048.6	$1,693.3

Funded status at end of year	$159.5	$(279.5)	$(415.5)	$(549.5)
Unrecognized net actuarial loss		1,512.6		730.8
Unrecognized prior service (benefit) cost		(47.0)		2.3

Net amount recognized	$159.5	$1,186.1	$(415.5)	$183.6

Amounts recognized in the consolidated balance sheets consist of:
Prepaid postretirement assets	$250.1			$66.1
Other long-term assets				3.5
Other accrued liabilities	(7.5)
Long-term postretirement liabilities	(83.1)	$(246.5)	$(415.5)	(260.4)

Total funded status	$159.5		$(415.5)

Accumulated other comprehensive loss, net of tax**
Net loss	$989.1		$503.4
Prior service cost			$1.0
Minimum pension liability		1,432.6		374.4

		$1,186.1		$183.6

Accumulated benefit obligation	$4,771.8	$4,813.9	$2,144.0	$1,894.8

*	Principally represents amounts of pension assets and liabilities assumed by the company at the inception of certain outsourcing contracts related to the customers’ employees hired by the company.
**	In addition to amounts recognized in other comprehensive loss relating to company pension plans, the company recorded $36.4 million at December 31, 2005 in other comprehensive loss related to its share of NUL’s minimum pension liability adjustment. (See Note 10.)

Information for defined benefit retirement plans with an accumulated benefit obligation in excess of plan assets at December 31, 2006 and 2005, follows:

December 31 (millions)	2006	2005
Accumulated benefit obligation	$1,179.3	$6,155.8
Fair value of plan assets	916.7	5,656.0

Information for defined benefit retirement plans with a projected benefit obligation in excess of plan assets at December 31, 2006 and 2005, follows:

December 31 (millions)	2006	2005
Projected benefit obligation	$2,430.4	$7,089.7
Fair value of plan assets	1,924.3	6,260.7

Net periodic pension cost for 2006, 2005 and 2004 includes the following components:

	U.S. Plans			International Plans
Year ended December 31 (millions)	2006	2005	2004	2006	2005	2004
Service cost	$61.4	$69.3	$67.2	$48.4	$47.3	$49.2
Interest cost	278.3	262.9	264.3	112.6	106.7	96.0
Expected return on plan assets	(367.2)	(361.0)	(378.9)	(122.7)	(117.6)	(115.8)
Amortization of prior service (benefit) cost	(1.9)	(7.6)	(7.7)	.9	1.5	1.5
Recognized net actuarial loss (gain)	121.3	140.4	93.2	49.4	39.2	24.6
Settlement/curtailment (gain) loss	(45.0)

Net periodic pension cost	$46.9	$104.0	$38.1	$88.6	$77.1	$55.5

Weighted-average assumptions used to determine net periodic pension cost for the years ended December 31 were as follows:

Discount rate*	5.84/6.29%	5.88%	6.25%	4.77%	5.12%	5.30%
Rate of compensation increase	4.58%	4.62%	4.60%	3.12%	3.14%	3.00%
Expected long-term rate of return on assets**	8.75%	8.75%	8.75%	7.25%	7.43%	7.51%

*       The dual rate for 2006 was caused by the remeasurement of the U.S. plans in March.

**     For 2007, the company has assumed that the expected long-term rate of return on plan assets for its U.S. defined benefit pension plan will be 8.75%.

Weighted-average assumptions used to determine benefit obligations at December 31 were as follows:

Discount rate	6.02%	5.84%	5.88%	5.03%	4.77%	5.12%
Rate of compensation increase	N/A	4.58%	4.62%	3.13%	3.12%	3.14%

The expected pretax amortization in 2007 of net periodic pension cost is as follows: net loss, $132.4 million; and prior service cost, $.6 million.

The asset allocation for the defined benefit pension plans at December 31, 2006 and 2005, follows:

	U.S.		Int’l
December 31	2006	2005	2006	2005
Asset Category
Equity securities	70%	70%	54%	53%
Debt securities	25	24	45	46
Real estate	4	5	0	0
Cash	1	1	1	1

Total	100%	100%	100%	100%

The company’s investment policy targets and ranges for each asset category are as follows:

	U.S.		Int’l
Asset Category	Target	Range	Target	Range
Equity securities	68%	65-71%	51%	46-56%
Debt securities	26%	23-29%	48%	43-53%
Real estate	6%	3-9%	0%	0-2%
Cash	0%	0-5%	1%	0-4%

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

The company expects to make cash contributions of approximately $75 million to its worldwide defined benefit pension plans (principally international plans) in 2007. In accordance with regulations governing contributions to U.S. defined benefit pension plans, the company is not required to fund its U.S. qualified defined benefit pension plan in 2007.

As of December 31, 2006, the following benefit payments, which reflect expected future service, are expected to be paid from the defined benefit pension plans:

Year ending December 31 (millions)	U.S.	Int’l
2007	$322.4	$79.8
2008	329.1	84.1
2009	337.4	88.9
2010	345.7	94.6
2011	354.0	101.4
2012 - 2016	1,888.3	661.2

Other postretirement benefits A reconciliation of the benefit obligation, fair value of the plan assets and the funded status of the postretirement benefit plan at December 31, 2006 and 2005, follows:

December 31 (millions)	2006	2005
Change in accumulated benefit obligation
Benefit obligation at beginning of year	$214.9	$235.4
Interest cost	12.7	13.4
Plan participants’ contributions	24.4	28.0
Amendments	(.5)	—
Actuarial loss	.6	5.0
Federal drug subsidy	3.4	(11.3)
Benefits paid	(51.8)	(55.6)

Benefit obligation at end of year	$203.7	$214.9

Change in plan assets
Fair value of plan assets at beginning of year	$13.2	$14.3
Actual return on plan assets	.1	.1
Employer contributions	26.9	26.4
Plan participants’ contributions	24.4	28.0
Benefits paid	(51.8)	(55.6)

Fair value of plan assets at end of year	$12.8	$13.2

Funded status at end of year	$(190.9)	$(201.7)
Unrecognized net actuarial loss		58.2
Unrecognized prior service benefit		(1.9)

Net amount recognized	$(190.9)	$(145.4)

Amounts recognized in the consolidated balance sheets consist of:
Other accrued liabilities	$(21.8)	$—
Long-term postretirement liabilities	(169.1)	(145.4)

Total funded status	$(190.9)	$(145.4)

Accumulated other comprehensive loss, net of tax
Net loss	$54.0	—
Prior service (benefit)	(.5)	—

Net periodic postretirement benefit cost for 2006, 2005 and 2004, follows:

Year ended December 31 (millions)	2006	2005	2004
Interest cost	$12.7	$13.4	$14.0
Expected return on assets	(.5)	(.4)	(.4)
Amortization of prior service benefit	(1.9)	(2.0)	(2.0)
Recognized net actuarial loss	5.0	5.1	4.1

Net periodic benefit cost	$15.3	$16.1	$15.7

Weighted-average assumptions used to determine net periodic postretirement benefit cost for the years ended December 31 were as follows:
Discount rate	6.46%	6.51%	6.74%
Expected return on plan assets	6.75%	6.75%	6.75%
Weighted-average assumptions used to determine benefit obligation at December 31 were as follows:
Discount rate	6.58%	6.46%	6.51%

The expected pretax amortization in 2007 of net periodic postretirement benefit cost is as follows: net loss, $5.1 million; and prior service credit, $(.1) million.

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

The company expects to contribute approximately $30 million to its postretirement benefit plan in 2007.

Assumed health care cost trend rates at December 31	2006	2005
Health care cost trend rate assumed for next year	9.8%	11.4%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2014	2014

A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions of dollars):

	1-Percentage- Point Increase	1-Percentage- Point Decrease
Effect on interest cost	$.6	$(.5)
Effect on postretirement benefit obligation	9.7	(8.7)

As of December 31, 2006, the following benefits are expected to be paid to or from the company’s postretirement plan:

Year ending December 31 (millions)	Gross Medicare Part D Receipts	Gross Expected Payments
2007	$4.5	$29.6
2008	4.4	29.5
2009	4.5	30.4
2010	4.4	28.9
2011	4.4	29.2
2012 - 2016	15.7	103.0

The incremental effect of applying SFAS No. 158 on individual line items in the company’s consolidated balance sheet at December 31, 2006 was as follows:

(millions)	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Prepaid postretirement assets	$1,345.4	$(1,095.3)	$250.1
Deferred income taxes, net	123.8	34.1	157.9
Other long-term assets	119.7	(2.4)	117.3
Other accrued liabilities	1,472.2	(3.1)	1,469.1
Long-term postretirement liabilities	408.4	259.3	667.7
Accumulated other comprehensive gain (loss)	(306.2)	(1,319.8)	(1,626.0)

19. Stockholders’ equity

The company has 720.0 million authorized shares of common stock, par value $.01 per share, and 40.0 million shares of authorized preferred stock, par value $1 per share, issuable in series.

At December 31, 2006, 69.1 million shares of unissued common stock of the company were reserved principally for stock-based incentive and savings plans.

Comprehensive income (loss) for the three years ended December 31, 2006, includes the following components:

Year ended December 31 (millions)	2006	2005	2004
Net income (loss)	$(278.7)	$(1,731.9)	$38.6
Other comprehensive income (loss)
Cash flow hedges
Income (loss), net of tax of $(.3), $1.9 and $(4.1)	(1.1)	3.7	(7.6)
Reclassification adjustments, net of tax of $.3, $- and $5.7	1.0	(.1)	10.7
Foreign currency translation adjustments	(5.8)	8.9	43.5
Postretirement adjustments, net of tax of $(40.9), $(35.3) and $15.7	1,544.6	147.1	(39.2)

Total other comprehensive income (loss)	1,538.7	159.6	7.4

Comprehensive income (loss)	$1,260.0	$(1,572.3)	$46.0

Accumulated other comprehensive income (loss) as of December 31, 2006, 2005 and 2004, is as follows (in millions of dollars):

	Total	Translation Adjustments	Cash Flow Hedges	Postretirement Plans
Balance at Dec. 31, 2003	$(2,011.9)	$(679.7)	$(6.6)	$(1,325.6)
Change during period	7.4	43.5	3.1	(39.2)

Balance at Dec. 31, 2004	(2,004.5)	(636.2)	(3.5)	(1,364.8)
Change during period	159.6	8.9	3.6	147.1

Balance at Dec. 31, 2005	(1,844.9)	(627.3)	.1	(1,217.7)
Change during period	1,538.7	(5.8)	(.1)	1,544.6
Adoption of SFAS No. 158	(1,319.8)			(1,319.8)

Balance at Dec. 31, 2006	$(1,626.0)	$(633.1)	$—	$(992.9)

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

Report of Independent Registered Public Accounting Firm on the Financial Statements

To the Board of Directors and Shareholders of Unisys Corporation

We have audited the accompanying consolidated balance sheets of Unisys Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of Unisys Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unisys Corporation at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, Unisys Corporation adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.” Also, as discussed in Note 6 to the consolidated financial statements, Unisys Corporation adopted the provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB No. 87, 88, 106 and 132(R)”, as of December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Unisys Corporation’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2007 expressed an unqualified opinion thereon.

Philadelphia, Pennsylvania

February 20, 2007

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2006, based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we assert that the company maintained effective internal control over financial reporting as of December 31, 2006, based on the specified criteria.

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

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Board of Directors and Shareholders of Unisys Corporation

We have audited management’s assessment, included in the Report of Management on Internal Control Over Financial Reporting appearing on page 42 that Unisys Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Unisys Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Unisys Corporation maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Unisys Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Unisys Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006 and our report dated February 20, 2007 expressed an unqualified opinion thereon.

Philadelphia, Pennsylvania

February 20, 2007

Unisys Corporation

Supplemental Financial Data (Unaudited)

Quarterly financial information

(millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2006
Revenue	$1,387.8	$1,407.3	$1,410.1	$1,552.0	$5,757.2
Gross profit	201.9	162.9	258.7	386.1	1,009.6
Income (loss) before income taxes	(35.2)	(203.5)	(61.5)	49.3	(250.9)
Net income (loss)	(27.9)	(194.6)	(77.5)	21.3	(278.7)
Earnings (loss) per share – basic	(.08)	(.57)	(.23)	.06	(.81)
– diluted	(.08)	(.57)	(.23)	.06	(.81)
Market price per share – high	7.20	7.08	6.44	7.87	7.87
– low	5.77	5.92	4.72	5.53	4.72
2005
Revenue	$1,366.6	$1,435.5	$1,387.1	$1,569.5	$5,758.7
Gross profit	260.3	277.4	246.0	377.7	1,161.4
Income (loss) before income taxes	(78.3)	(39.8)	(80.0)	27.2	(170.9)
Net loss	(45.5)	(27.1)	(1,628.2)	(31.1)	(1,731.9)
Loss per share – basic	(.13)	(.08)	(4.78)	(.09)	(5.09)
– diluted	(.13)	(.08)	(4.78)	(.09)	(5.09)
Market price per share – high	10.24	7.54	7.15	6.84	10.24
– low	6.64	6.09	6.13	4.38	4.38

In the first, second, third and fourth quarters of 2006, the company recorded pretax restructuring charges of $145.9 million, $141.2 million, $36.4 million and $6.6 million, respectively. In the first quarter of 2006, the company recorded a pretax gain of $149.9 million on the sale of NUL and a $45.0 million curtailment gain. See Notes 3, 10 and 18 of the Notes to Consolidated Financial Statements.

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

Market prices per share are as quoted on the New York Stock Exchange composite listing.

Five-year summary of selected financial data

(dollars in millions, except per share data)	2006(1)	2005(2)	2004(1) (3)	2003	2002
Results of operations
Revenue	$5,757.2	$5,758.7	$5,820.7	$5,911.2	$5,607.4
Operating income (loss)	(326.8)	(162.4)	(34.8)	427.7	423.2
Income (loss) before income taxes	(250.9)	(170.9)	(76.0)	380.5	332.8
Net income (loss)	(278.7)	(1,731.9)	38.6	258.7	223.0
Earnings (loss) per share
Basic	(.81)	(5.09)	.12	.79	.69
Diluted	(.81)	(5.09)	.11	.78	.69
Financial position
Total assets	$4,037.9	$4,028.9	$5,620.9	$5,469.6	$4,981.4
Long-term debt	1,049.1	1,049.0	898.4	1,048.3	748.0
Stockholders’ equity (deficit)	(64.2)	(32.6)	1,506.5	1,395.2	856.0
Stockholders’ equity (deficit) per share	(.19)	(.10)	4.46	4.20	2.62
Other data
Capital additions of properties	$70.1	$112.0	$137.0	$116.7	$100.9
Capital additions of outsourcing assets	81.0	143.8	177.5	176.2	160.9
Investment in marketable software	105.4	125.7	119.6	144.1	139.9
Depreciation and amortization
Properties	120.5	120.7	136.5	144.4	125.2
Outsourcing assets	135.1	128.8	123.3	82.3	64.9
Amortization of marketable software	132.9	124.7	134.2	123.6	121.0
Common shares outstanding (millions)	345.4	342.2	337.4	331.9	326.2
Stockholders of record (thousands)	22.9	24.1	25.2	26.3	27.3
Employees (thousands)	31.5	36.1	36.4	37.3	36.4

(1)	Includes pretax cost- reduction charges of $330.1 million and $82.0 million for the years ended December 31, 2006 and 2004, respectively.
(2)	Includes an increase in the valuation allowance for deferred tax assets resulting in a non-cash charge of $1,573.9 million.
(3)	Includes a pretax impairment charge of $125.6 million and favorable income tax audit settlements of $97.0 million.