Form 10-K, Exhibit 13
period 2007-12-31
UNISYS CORP
filed 2008-02-29
CIK 746838

Exhibit 13

Unisys Corporation

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Since late 2005, the company has been implementing a comprehensive, multi-year program to significantly enhance its profitability and competitive position in the information technology market. The repositioning program has involved fundamental changes to the company’s business, from its strategic focus, to its sales and marketing efforts, to its cost structure and service delivery model. The program has also involved divestitures of non-core business areas, with the proceeds used to fund the cost-reduction efforts.

In 2007, the company continued to make progress in this repositioning program. The company reported 2007 operating income of $85.9 million compared with a 2006 operating loss of $326.8 million, a year-over-year improvement of approximately $413 million. The results for both years include cost reduction charges and other non-recurring items as discussed below.

The company generated $173.1 million of cash from operating activities in 2007, up from $28.7 million of cash from operating activities in 2006. Profit margins in the company’s services and technology segments also improved significantly in 2007. Margin improvements were driven by the company’s ongoing efforts to reduce expenses and enhance contract profitability, as well as expand the use of lower-cost offshore delivery models.

The company achieved this progress despite two issues that impacted its operating profitability in 2007: (1) higher temporary contract labor costs, which have been needed to help maintain service delivery levels during the transitional period as the company implements headcount reductions; and (2) lower volume in the company’s systems integration and consulting business due to disruptions in this business related to streamlining of the portfolio, personnel retraining, and other repositioning actions. The company continues to address these issues while implementing the other elements of the repositioning program.

For 2007, the company reported a net loss of $79.1 million, or $.23 per share. The results included:

•	Pretax cost reduction and other charges of $116.8 million, principally for 1,737 personnel reductions and idle facility costs. See Note 3 of the Notes to Consolidated Financial Statements;

•	A pretax gain of $24.7 million on the sale of the company’s media solutions business. See Note 10 of the Notes to Consolidated Financial Statements;

•	A $39.4 million tax benefit related to an income tax audit settlement. See Note 8 of the Notes to Consolidated Financial Statements; and

•	Pretax pension expense of $35.0 million. See Note 18 of the Notes to Consolidated Financial Statements.

In 2006, the company reported a net loss of $278.7 million, or $.81 per share. The results included:

•	Pretax cost-reduction charges of $330.1 million, for the cost of 5,665 personnel reductions. See Note 3 of the Notes to Consolidated Financial Statements;

•

A pretax gain of $149.9 million on the sale of the company’s shares in Nihon Unisys, Ltd. (NUL), a publicly traded company and the exclusive distributor of the company’s hardware and software in Japan. The company sold all of its 30.5 million shares in NUL, generating cash proceeds of approximately $378 million. See Note 10 of the Notes to Consolidated Financial Statements; and

•

Pretax pension expense of $135.5 million, which included a $45.0 million pretax curtailment gain related to changes adopted in the company’s U.S. defined benefit pension plans. See Note 18 of the Notes to Consolidated Financial Statements.

In 2005, the company reported a net loss of $1.73 billion, or $5.09 per share. The results included:

•

A non cash charge of $1,573.9 million to record a full valuation allowance against all of its deferred tax assets in the U.S. and certain foreign subsidiaries. See Note 8 of the Notes to Consolidated Financial Statements; and

•	Pretax pension expense of $181.1 million.

Results of operations

Key factors impacting 2007 and 2006 results of operations

The company’s results in 2007 and 2006 reflect a number of actions to reduce costs as part of its repositioning program to enhance profitability.

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

During 2007, the company consolidated facility space and committed to an additional reduction of 1,737 employees. This resulted in pretax charges of $116.8 million. The charges related to work-force reductions of $62.3 million were comprised of the following components: (a) 1,031 employees in the U.S. for a charge of $29.9 million and (b) 706 employees outside the U.S. for a charge of $32.4 million. The facility charges of $40.6 million principally relate to 46 leased properties that the company ceased using during 2007. The facility charges represent the fair value of the liability at the cease-use date and were determined based on the remaining lease rental payments, reduced by estimated sublease rentals that could be reasonably obtained for the property. In addition, the company recorded pretax charges of $13.9 million, principally related to asset impairments and leasehold improvement write-offs, lease guarantees, as well as other expenses related to the cost reduction efforts. The pretax charges of $116.8 million were recorded in the following statement of income classifications: cost of revenue – services, $31.8 million; cost of revenue – technology, $3.9 million; selling, general and administrative expenses, $62.0 million; research and development expenses, $20.6 million; and other income (expense), net, $1.5 million.

The cost reduction actions taken in 2007 when combined with the 2006 actions bring the total pretax charges to $446.9 million, comprised of $392.4 million for 7,402 work-force reductions, $40.6 million for idle lease cost and $13.9 million principally related to asset impairments and leasehold improvement write-offs, lease guarantees, as well as other expenses related to the cost reduction efforts. Net of investments in offshore resources and outsourcing of certain internal, non-client facing functions, the company anticipates that these combined actions will yield, on a run-rate basis, annualized cost savings in excess of $385 million by the end of 2008.

In March 2006, the company adopted changes to its U.S. defined benefit pension plans effective December 31, 2006. The changes affected most U.S. employees including senior management and included ending the accrual of future benefits in the company’s defined benefit pension plans for employees effective December 31, 2006. No new entrants to the plans are allowed after that date. The changes do not affect the vested accrued pension benefits of current and former employees, including retirees. In addition, effective January 1, 2007, the company increased its matching contribution for its U.S. defined contribution plan to 100 percent of the first 6 percent of eligible pay contributed by participants. The company match is made in company common stock. As a result of the amendment to stop accruals for future benefits in its U.S. defined benefit pension plans, the company recorded a pretax curtailment gain of $45.0 million in 2006.

Company results

Revenue for 2007 was $5.65 billion compared with 2006 revenue of $5.76 billion, a decrease of 2%. Services revenue in 2007 decreased by 1% and Technology revenue declined by 4%. Foreign currency had a 4-percentage-point positive impact on revenue in 2007 compared with 2006. Revenue in 2006 was flat compared with 2005 as a 3% increase in Services revenue was offset by a 13% decline in Technology revenue. Foreign currency had a 1-percentage-point positive impact on revenue in 2006 compared with 2005. Revenue from international operations in 2007, 2006 and 2005 was $3.22 billion, $3.22 billion and $3.11 billion, respectively. On a constant currency basis, international revenue decreased 7% in 2007 compared with 2006 and increased 2% in 2006 compared with 2005. Revenue from U.S. operations was $2.43 billion in 2007, $2.54 billion in 2006 and $2.65 billion in 2005. The declines in U.S. revenue were due to declines in Federal government revenue and reduced technology revenue.

Pension expense for 2007 was $35.0 million compared with pension expense of $135.5 million in 2006 and $181.1 million in 2005. The decrease in pension expense in 2007 from 2006 was principally due to the changes made in the U.S. defined benefit pension plans in 2006, discussed above, as well as the higher fair market value of plan assets, higher discount rates, a lower level of employees and a $5.7 million curtailment gain in a defined benefit plan in the Netherlands. The decrease in pension expense in 2006 from 2005 was due to the $45.0 million curtailment gain recognized in the U.S., discussed above. The company records pension income or expense, as well as other employee-related costs such as payroll taxes and medical insurance costs, in operating income in the following income statement categories: cost of sales; selling, general and administrative expenses; and research and development expenses. The amount allocated to each category is based on where the salaries of active employees are charged.

Gross profit percent was 22.8% in 2007, 17.5% in 2006 and 20.2% in 2005. Included in gross profit percent in 2007 and 2006 were cost reduction charges of $35.7 million and $218.9 million, respectively. The increase in gross profit percent in 2007 compared with 2006, excluding these charges, principally reflects the benefits derived from the cost reduction actions as well as a decline in pension expense of $72.5 million ($26.8 million in 2007 compared with $99.3 million in 2006). The decline in gross profit percent in 2006 compared with 2005 principally reflected the $218.9 million cost reduction charge recorded in 2006. Excluding the cost reduction charge, gross margin improved in 2006 principally due to operational improvements in several large business process outsourcing (BPO) contracts as well as the initial benefits derived from the cost reduction actions.

Selling, general and administrative expenses were $1.02 billion in 2007 (18.1% of revenue), $1.10 billion in 2006 (19.2% of revenue) and $1.06 billion in 2005 (18.4% of revenue). Included in selling, general and administrative expenses in 2007 and 2006 were cost reduction charges of $62.0 million and $84.6 million, respectively. The decrease in selling, general and administrative expenses in 2007 compared with 2006, excluding these charges, principally reflects the benefits derived from the cost reduction actions as well as a decline in pension expense of $19.5 million ($9.3 million in 2007 compared with $28.8 million in 2006). Also contributing to the decline in 2007 compared with 2006 was a reduction of $16.7 million in bad debt expense as 2007 benefited from the reversal of bad debt expense due to collections of some long-outstanding receivables. The increase in selling, general and administrative expenses in 2006 compared with 2005 was principally due to the $84.6 million cost reduction charge recorded in 2006. Excluding the cost reduction charge, selling, general and administrative expenses in 2006 declined principally due to the benefits derived from the cost reduction actions.

Research and development (R&D) expenses in 2007 were $179.0 million compared with $231.7 million in 2006 and $263.9 million in 2005. The company continues to invest in proprietary operating systems and in key programs within its industry practices. Included in R&D expenses in 2007 and 2006 were cost reduction charges of $20.6 million and $29.4 million, respectively. The decrease in R&D expenses in 2007 compared with 2006, excluding these charges, principally reflects the benefits derived from the cost reduction actions as well as a decline in pension expense of $8.4 million ($1.0 million income in 2007 compared with $7.4 million expense in 2006). The decline in R&D in 2006 compared with 2005, exclusive of the 2006 cost reduction charge, was principally due to the benefits derived from the cost reduction actions.

In 2007, the company reported an operating profit of $85.9 million compared with operating losses of $326.8 million in 2006 and $162.4 million in 2005. The principal item affecting the comparison of 2007 with 2006 was a $118.3 million charge in 2007 compared with $332.9 million charge in 2006 related to the cost reduction actions, as well as the benefits derived from the cost reduction actions. Contributing to the increase in operating profit in 2007 compared with 2006 was a decline in pension expense of $100.5 million ($35.0 million in 2007 compared with $135.5 million in 2006). The principal item affecting the comparison of 2006 with 2005 was the $332.9 million cost-reduction charge in 2006.

Interest expense was $76.3 million in 2007, $77.2 million in 2006 and $64.7 million in 2005. The decrease in 2007 compared with 2006 was principally due to lower average debt. The increase in 2006 compared with 2005 was principally due to higher average debt. Interest expense in 2008 is expected to increase by approximately $10 million due to the higher interest rate on the Senior Notes issued in December 2007.

Other income (expense), net, which can vary from year to year, was expense of $6.1 million in 2007, compared with income of $153.1 million in 2006 and income of $56.2 million in 2005. The difference in 2007 from 2006 was principally due to (a) a gain of $24.7 million on the sale of the company’s media business in 2007 compared with a gain of $149.9 million on the sale of all of the company’s shares of NUL in 2006 (see Note 10 of the Notes to Consolidated Financial Statements), (b) minority interest expense of $23.4 million in 2007 compared with minority interest expense of $6.0 million in 2006 related to minority shareholders’ portion of earnings of iPSL, a 51%-owned subsidiary which is fully consolidated by the company, due to increased earnings from iPSL resulting from the renegotiated contract in January 2006 and the benefits derived from cost reduction actions, (c) foreign exchange gains of $1.5 million in 2007 compared with $8.5 million of gains in 2006, (d) an expense in 2007 of $10.7 million to settle an escheat audit, and (e) an equity loss of zero in 2007 compared with an equity loss in 2006 of $4.5 million. The difference in 2006 from 2005 was principally due to (a) a gain of $149.9 million on the sale of all of the company’s shares of NUL compared with a gain on the sale of property of $15.8 million in 2005, (b) a charge of $10.7 million in 2005 related to a debt tender offer, (c) a loss of $6.0 million in 2006 compared with income of $36.6 million in 2005 related to minority shareholders’ portion of losses of iPSL, due to increased profit from iPSL resulting from the renegotiated contract in January 2006, and (d) an equity loss in 2006 of $4.5 million compared with equity income of $9.2 million in 2005.

Income (loss) before income taxes in 2007 was income of $3.5 million compared with losses of $250.9 million in 2006 and $170.9 million in 2005. The changes were principally due to the cost-reduction charges and pension expense noted herein.

During the financial close for the quarter ended September 30, 2005, the company performed its quarterly assessment of its net deferred tax assets. Up to that point in time, as previously disclosed in the company’s critical accounting policies, the company had principally relied on its ability to generate future taxable income (predominately in the U.S.) in its assessment of the realizability of its net deferred tax assets.

Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes” (SFAS No. 109), limits the ability to use future taxable income to support the realization of deferred tax assets when a company has experienced recent losses even if the future taxable income is supported by detailed forecasts and projections. After considering the company’s pretax losses in 2004 and for the nine months ended September 30, 2005, the expectation of a pretax loss for the full year of 2005, and the impact over the short term of the company’s plans to restructure its business model by divesting non-core assets and reducing its cost structure, the company concluded that it could no longer rely on future taxable income as the basis for realization of its net deferred tax assets.

Accordingly, the company recorded a noncash charge in the third quarter of 2005 of $1,573.9 million, or $4.62 per share, to increase the valuation allowance against deferred tax assets. With this increase, the company has a full valuation allowance against its deferred tax assets for all of its U.S. operations and for certain foreign subsidiaries. This noncash charge did not affect the company’s compliance with the financial covenants under its credit agreements. The charge was recorded in provision for income taxes in the accompanying 2005 consolidated statement of income. The company expects to continue to record a full valuation allowance on future tax benefits in such jurisdictions until other positive evidence is sufficient to justify recognition.

The realization of the remaining net deferred tax assets of approximately $75 million as of December 31, 2007 is primarily dependent on forecasted future taxable income within certain foreign jurisdictions. Any reduction in estimated forecasted future taxable income may require the company to record an additional valuation allowance against the remaining deferred tax assets. Any increase or decrease in the valuation allowance would result in additional or lower income tax expense in such period and could have a significant impact on that period’s earnings.

The provision for income taxes in 2007 was $82.6 million compared with a provision of $27.8 million in 2006 and a provision of $1,561.0 million in 2005. The 2007 income tax provision includes a benefit of $39.4 million related to a Netherlands income tax audit settlement and a provision of $8.9 million due to a reduction of the UK income tax rate (see Note 8 of the Notes to Consolidated Financial Statements). The increase in the 2007 tax provision resulted from foreign withholding taxes and improved earnings in certain foreign jurisdictions during 2007, while the company continues to record a full valuation allowance on pretax losses in jurisdictions where it is not more likely than not that the benefit of such losses will be realized. The 2005 income tax provision includes the increase of $1,573.9 million in the deferred tax valuation allowance discussed above.

In March 2006, the company sold all of the shares it owned in NUL, a publicly traded Japanese company. The company received gross proceeds of $378.1 million and recognized a pretax gain of $149.9 million in 2006. NUL continues to be the exclusive distributor of the company’s hardware and software in Japan.

During the years ended December 31, 2006 and 2005, the company recorded equity income (loss) related to NUL of $(4.2) million and $9.1 million, respectively. These amounts were recorded in “Other income (expense), net” in the company’s consolidated statements of income. For the years ended December 31, 2007, 2006 and 2005, total direct and indirect sales to NUL were approximately $185 million, $245 million and $245 million, respectively.

In 2005, the company and NUL amended the terms of a license and support agreement pursuant to which NUL receives access to certain of the company’s intellectual property and support services. Prior to the revised agreement, NUL paid annual royalties to the company based on a percentage of NUL’s revenue. The royalty fees are included in the direct and indirect sales disclosed above. Under the revised arrangement, the company has granted NUL a perpetual license to the intellectual property, and, in lieu of an annual royalty, NUL paid the company a one-time fixed fee of $225 million, one-half of which was paid in October 2005 and one-half of which was paid in September 2006. The company is recognizing the $225 million as revenue over the three-year period ending March 31, 2008. In addition, the parties have agreed that NUL will pay the company a fee of $20 million per year for each of the three years ending March 31, 2008 for the support services it provides under the license and support agreement. In 2007, NUL exercised an option to renew the support services arrangement for an additional two years at the same price. In prior periods, the support services fee was included as part of the royalty payments.

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

In February 2006, the company and NEC signed a series of alliance agreements to collaborate in technology research and development, manufacturing and solutions delivery. These alliances cover a number of areas of joint development and solutions delivery activities focusing on server technology, software, integrated solutions and support services. NEC and the company are collaborating and developing a common high-end, Intel-based server platform to provide customers of each company with increasingly powerful, scalable and cost-effective servers. The new servers are to be manufactured by NEC on behalf of both companies. The company will continue to supply its customers with ClearPath mainframes with the benefit, over time, of joint research and development by both companies and manufacturing provided by NEC.

In 2002, the company and the Transportation Security Administration (TSA) entered into a competitively awarded contract providing for the establishment of secure information technology environments in airports. The Civil Division of the Department of Justice, working with the Inspector General’s Office of the Department of Homeland Security, is reviewing issues relating to labor categorization and overtime on the TSA contract. The company is working cooperatively with the Civil Division. The company does not know whether the Civil Division will pursue the matter, or, if pursued, what effect this might have on the company.

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

Also included in the Technology segment’s sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services agreements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2007, 2006 and 2005, was $17.3 million, $16.4 million and $16.1 million, respectively. The profit on these transactions is eliminated in Corporate.

The company evaluates business segment performance on operating income exclusive of cost-reduction charges and unusual and nonrecurring items, which are included in Corporate. All other corporate and centrally incurred costs are allocated to the business segments, based principally on revenue, employees, square footage or usage. Therefore, the segment comparisons below exclude the cost-reduction charges mentioned above. See Note 17 of the Notes to Consolidated Financial Statements.

Information by business segment for 2007, 2006 and 2005 is presented below:

(millions of dollars)	Total	Eliminations	Services	Technology

2007

Customer revenue	$5,652.5		$4,846.7	$805.8

Intersegment		$(206.7)	13.9	192.8
Total revenue	$5,652.5	$(206.7)	$4,860.6	$998.6
Gross profit percent	22.8%		17.4%	47.0%

Operating income percent	1.5%		2.5%	8.3%

2006

Customer revenue	$5,757.2		$4,917.2	$840.0

Intersegment		$(250.3)	14.8	235.5
Total revenue	$5,757.2	$(250.3)	$4,932.0	$1,075.5
Gross profit percent	17.5%		15.1%	44.2%

Operating income (loss) percent	(5.7)%		(.5)%	1.7%

2005

Customer revenue	$5,758.7		$4,788.5	$970.2

Intersegment		$(259.6)	18.7	240.9
Total revenue	$5,758.7	$(259.6)	$4,807.2	$1,211.1
Gross profit percent	20.2%		12.1%	48.4%

Operating income (loss) percent	(2.8)%		(4.3)%	4.2%

Gross profit percent and operating income percent are as a percent of total revenue.

Customer revenue by classes of similar products or services, by segment, for 2007, 2006 and 2005 is presented below:

Year ended December 31 (millions)	2007	2006	Percent Increase (Decrease)	2005	Percent Increase (Decrease)

Services

Systems integration and consulting	$1,504.2	$1,591.8	(5.5)%	$1,654.4	(3.8)%

Outsourcing	2,039.7	1,916.2	6.4%	1,749.1	9.6%

Infrastructure services	878.2	948.2	(7.4)%	867.1	9.4%

Core maintenance	424.6	461.0	(7.9)%	517.9	(11.0)%
	4,846.7	4,917.2	(1.4)%	4,788.5	2.7%

Technology

Enterprise-class servers	647.3	668.6	(3.2)%	786.1	(14.9)%

Specialized technologies	158.5	171.4	(7.5)%	184.1	(6.9)%
	805.8	840.0	(4.1)%	970.2	(13.4)%
Total	$5,652.5	$5,757.2	(1.8)%	$5,758.7	–

In the Services segment, customer revenue was $4.85 billion in 2007, $4.92 billion in 2006 and $4.79 billion in 2005. Foreign currency had about a 4-percentage-point positive impact on Services revenue in 2007 compared with 2006.

Revenue from systems integration and consulting decreased 5.5% from $1.59 billion in 2006 to $1.50 billion in 2007; in 2006 it decreased 3.8% from $1.65 billion in 2005. The 2007 decline was due to disruptions in this business related to streamlining of the portfolio, personnel retraining and other repositioning actions.

Outsourcing revenue increased 6.4% from $1.92 billion in 2006 to $2.04 billion in 2007; in 2006 it increased by 9.6% from $1.75 billion in 2005, led by increases in both information technology outsourcing (ITO) and business processing outsourcing (BPO).

Infrastructure services revenue declined 7.4% from $948.2 million in 2006 to $878.2 million in 2007; in 2006 it increased 9.4% from $867.1 million in 2005. The 2007 decline was due to weakness in demand for network design and consulting projects, the shift of project-based infrastructure work to managed outsourcing contracts and the company’s shift away from low-margin project work. The 2007 trend is expected to continue.

Core maintenance revenue declined 7.9% from $461.0 million in 2006 to $424.6 million in 2007; it decreased 11.0% in 2006 from $517.9 million in 2005. The company expects the secular decline of core maintenance to continue.

Services gross profit was 17.4% in 2007, 15.1% in 2006 and 12.1% in 2005. Services operating income (loss) percent was 2.5% in 2007 compared with (0.5)% in 2006 and (4.3)% in 2005. The improvement in the Services margins in 2007 compared with 2006 was principally due to the benefits derived from the cost-reduction actions as well as a decline in pension expense in gross profit of $70.6 million ($27.2 million in 2007 compared with $97.8 million in 2006) and a decline in pension expense in operating income of $85.9 million ($35.2 million in 2007 compared with $121.1 million in 2006). During 2007, the company experienced higher temporary contract labor costs, which have been needed to help maintain service delivery levels during the transitional period as it implements headcount reductions. It also experienced lower volume in its systems integration and consulting business due to disruptions in this business related to streamlining of the portfolio, personnel retraining and other repositioning actions. The improvement in the Services margins in 2006 compared with 2005 was principally due to operational improvements in several large BPO contracts as well as the benefits derived from the cost-reduction actions.

In the Technology segment, customer revenue was $805.8 million in 2007, $840.0 million in 2006 and $970.2 million in 2005. Foreign currency translation had about a 3-percentage-point positive impact on Technology revenue in 2007 compared with 2006.

Revenue for the company’s enterprise-class servers, which includes the company’s ClearPath and ES7000 product families, declined 3.2% from $668.6 million in 2006 to $647.3 million in 2007; it decreased 14.9% in 2006 from $786.1 million in 2005. Although the decline in 2007 was not as large as in prior years, the company expects that future technology revenue will reflect the continuing secular decline in enterprise servers.

Revenue from specialized technologies, which includes the company’s payment systems products, third-party technology products and royalties from the company’s agreement with NUL, decreased 7.5% from $171.4 million in 2006 to $158.5 million in 2007; it decreased 6.9% in 2006 from $184.1 million in 2005. Revenue from NUL will decline in 2008 due to expiration of the one-time fixed royalty fee of $225 million from the 2005 agreement discussed above. The company is currently recognizing $18.8 million per quarter under this royalty agreement over the three-year period ending March 31, 2008.

Technology gross profit was 47.0% in 2007, 44.2% in 2006 and 48.4% in 2005. Technology operating income percent was 8.3% in 2007 compared with 1.7% in 2006 and 4.2% in 2005. The improvement in the Technology margins in 2007 compared with 2006 was principally due to a higher mix of high margin software revenue in 2007 compared with 2006 as well as a decline in pension expense included in gross profit of $1.9 million ($.4 million income in 2007 compared with $1.5 million in 2006) and a decline in pension expense included in operating income of $14.6 million ($.2 million income in 2007 compared with $14.4 million in 2006). The decline in margins in 2006 compared with 2005 primarily reflected lower sales of ClearPath products.

New accounting pronouncements

See Note 6 of the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on results of operations and financial condition.

Financial condition

Cash and cash equivalents at December 31, 2007 were $830.2 million compared with $719.3 million at December 31, 2006.

During 2007, cash provided by operations was $173.1 million compared with cash provided by operations of $28.7 million in 2006. The principal factors contributing to the increase in operating cash flow was a decrease in cash expenditures for cost-reduction actions and the receipt of a tax refund. Cash expenditures related to current-year and prior-year restructuring actions (which are included in operating activities) in 2007 and 2006 were $151.7 million and $198.0 million, respectively. Cash expenditures for the current-year and prior-year restructuring actions are expected to be approximately $60 million in 2008. In 2007, the company received a tax refund of approximately $57 million from the Netherlands related to a settlement of an income tax audit. At December 31, 2007 and December 31, 2006, receivables of $140 million and $170 million, respectively, were sold under the company’s U.S. securitization.

Cash used for investing activities in 2007 was $290.7 million compared with cash provided of $109.1 million in 2006. The principal reason for the decrease was that in 2006, the company received net proceeds of $380.6 million from the sale of the NUL shares and other assets compared with 2007 cash proceeds of $29.3 million principally from the sale of the company’s media business. Proceeds from investments and purchases of investments reflect the cash flows from derivative financial instruments used to manage the company’s currency exposure to market risks from changes in foreign currency exchange rates. In 2007, net purchases of investments were $9.8 million compared with net purchases of $13.9 million in 2006. In addition in 2007, the investment in marketable software was $94.0 million compared with $105.4 million in 2006, capital additions of properties were $77.5 million in 2007 compared with $70.1 million in 2006 and capital additions of outsourcing assets were $137.5 million in 2007 compared with $81.0 million in 2006. The increase in capital expenditures for outsourcing assets reflects higher expenditures on outsourcing projects as the company began some new client projects. During 2007, the company financed the acquisition of $22.6 million of internal-use software licenses and $6.8 million of outsourcing assets.

Cash provided by financing activities during 2007 was $209.6 million compared with cash usage of $77.9 million in 2006. The current-year period includes $204.2 million net proceeds from the December 2007 issuance of $210 million of 12 1/2% senior notes due 2016. Using the proceeds from such notes, on January 11, 2008, the company redeemed, at par, all $200 million of its 7 7/8% senior notes due April 1, 2008. The company believes that the interest rate on the senior notes primarily reflects the current state of credit markets world wide. The prior-year period includes a cash expenditure of $57.9 million to retire at maturity all of the company’s remaining 8 1/8% senior notes. The current-year period includes $12.3 million of cash received due to the exercise of stock options compared with $1.6 million cash received in 2006. The current period also includes a cash expenditure of $5.8 million for dividends paid to minority shareholders.

At December 31, 2007, total debt was $1.3 billion, an increase of $211.9 million from December 31, 2006 principally due to the issuance of the $210 million senior notes discussed above.

The company has a three-year, secured revolving credit facility which expires in 2009 that provides for loans and letters of credit up to an aggregate of $275 million. Borrowings under the facility bear interest based on short-term rates and the company’s credit rating. The credit agreement contains customary representations and warranties, including no material adverse change in the company’s business, results of operations or financial condition. It also contains financial covenants requiring the company to maintain certain interest coverage, leverage and asset coverage ratios and a minimum amount of liquidity, which could reduce the amount the company is able to borrow. The credit facility also includes covenants limiting liens, mergers, asset sales, dividends and the incurrence of debt. Events of default include nonpayment, failure to perform covenants, materially incorrect representations and warranties, change of control and default under other debt aggregating at least $25 million. If an event of default were to occur under the credit agreement, the lenders would be entitled to declare all amounts borrowed under it immediately due and payable. The occurrence of an event of default under the credit agreement could also cause the acceleration of obligations under certain other agreements and the termination of the company’s U.S. trade accounts receivable facility, discussed below. The credit facility is secured by the company’s assets, except that the collateral does not include accounts receivable that are subject to the receivable facility, U.S. real estate or the stock or indebtedness of the company’s U.S. operating subsidiaries. As of December 31, 2007, there were letters of credit of $61.7 million issued under the facility and there were no cash borrowings.

In addition, the company and certain international subsidiaries have access to un committed lines of credit from various banks. Other sources of short-term funding are operational cash flows, including customer prepayments, and the company’s U.S. trade accounts receivable facility.

Under the accounts receivable facility, the company has agreed to sell, on an ongoing basis, through Unisys Funding Corporation I, a wholly owned subsidiary, interests in up to $300 million of eligible U.S. trade accounts receivable. The receivables are sold at a discount that reflects a margin based on, among other things, the company’s then-current S&P and Moody’s credit rating. The facility may be terminated by the purchasers if the company’s corporate rating is below B by S&P or B2 by Moody’s and requires the maintenance of certain ratios related to the sold receivables. At December 31, 2007, the company’s corporate rating was B+ and B2 by S&P and Moody’s, respectively. In December 2007, the facility was amended to provide that the termination date would be May 28, 2008. The company intends to replace this facility with a similar or other type of facility to provide a flexible alternative source of liquidity; however, given the current state of credit markets world wide, there can be no assurance that the facility will be able to be replaced, or that if replaced, that the discounts will not be significantly higher than the current facility. The average life of the receivables sold is about 60 days. At December 31, 2007 and December 31, 2006, the company had sold $140 million and $170 million, respectively, of eligible receivables.

At December 31, 2007, the company has met all covenants and conditions under its various lending and funding agreements. The company expects to continue to meet these covenants and conditions. The company believes that it will have adequate sources and availability of short-term funding to meet its expected cash requirements.

As described more fully in Notes 3, 4, 11 and 14 of the Notes to Consolidated Financial Statements, at December 31, 2007, the company had certain cash obligations, which are due as follows:

(millions of dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Notes payable	$.1	$.1

Long-term debt	1,260.0	200.0	$300.0	$400.0	$360.0

Internal-use software financing	18.6	8.3	10.3	–	–

Interest payments on long-term debt	530.4	85.4	172.9	142.0	130.1

Capital lease obligations	5.9	4.3	1.6	–	–

Operating leases	530.7	112.4	169.4	99.3	149.6

Minimum purchase obligations	49.9	11.6	16.5	15.9	5.9

Work-force reductions	52.2	41.0	11.2	–	–

Total	$2,447.8	$463.1	$681.9	$657.2	$645.6

As more fully described in Note 14 of the Notes to Consolidated Financial Statements, the company could have an additional obligation under an operating lease for one of its facilities and as described in Note 18 of the Notes to Consolidated Financial Statements, the company expects to make cash contributions of approximately $80 million to its worldwide defined benefit pension plans in 2008.

At December 31, 2007, the company had outstanding standby letters of credit and surety bonds of approximately $275 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material.

The company may, from time to time, redeem, tender for, or repurchase its securities in the open market or in privately negotiated transactions depending upon availability, market conditions and other factors. The company has on file with the Securities and Exchange Commission a registration statement covering $440 million of debt or equity securities, which enables the company to be prepared for future market opportunities.

Stockholders’ equity increased $430.8 million during 2007, principally reflecting an improvement of $405.3 million in the funded status of the company’s defined benefit plans, currency translation gains of $37.8 million and $66.8 million of compensation under share-based plans, partially offset by the net loss of $79.1 million.

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

The company is also exposed to foreign currency exchange rate risks. The company is a net receiver of currencies other than the U.S. dollar and, as such, can benefit from a weaker dollar, and can be adversely affected by a stronger dollar relative to major currencies worldwide. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, may adversely affect consolidated revenue and operating margins as expressed in U.S. dollars. To minimize currency exposure gains and losses, the company enters into forward exchange contracts and has natural hedges by purchasing components and incurring expenses in local currencies. The company uses derivative financial instruments to reduce its exposure to market risks from changes in foreign currency exchange rates. The derivative instruments used are foreign exchange forward contracts and foreign exchange options. See Note 15 of the Notes to Consolidated Financial Statements for additional information on the company’s derivative financial instruments.

The company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign currency exchange rates applied to these derivative financial instruments described above. As of December 31, 2007 and 2006, the analysis indicated that such market movements would have reduced the estimated fair value of these derivative financial instruments by approximately $50 million and $65 million, respectively. Based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and the company’s actual exposures and hedges, actual gains and losses in the future may differ from the above analysis.

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

Outsourcing

Typically, the initial terms of the company’s outsourcing contracts are between 3 and 10 years. In certain of these arrangements, the company hires certain of the customers’ employees and often becomes responsible for the related employee obligations, such as pension and severance commitments. In addition, system development activity on outsourcing contracts often requires significant upfront investments by the company. The company funds these investments, and any employee-related obligations, from customer prepayments and operating cash flow. Also, in the early phases of these contracts, gross margins may be lower than in later years when the work force and facilities have been rationalized for efficient operations, and an integrated systems solution has been implemented.

Revenue under these contracts is recognized when the company performs the services or processes transactions in accordance with contractual performance standards. Customer prepayments (even if nonrefundable) are deferred (classified as a liability) and recognized systematically as revenue over future periods as services are delivered or performed.

Costs on outsourcing contracts are charged to expense as incurred. However, direct costs incurred related to the inception of an outsourcing contract are deferred and charged to expense over the contract term. These costs consist principally of initial customer setup and employment obligations related to employees hired under terms of the outsourcing contracts. In addition, the costs of equipment and software, some of which are internally developed, are capitalized and depreciated over the shorter of their life or the term of the contract.

Recoverability of outsourcing assets is subject to various business risks, including the timely completion and ultimate cost of the outsourcing solution, and realization of expected profitability of existing outsourcing contracts. The company quarterly compares the carrying value of the outsourcing assets with the undiscounted future cash flows expected to be generated by the outsourcing assets to determine if there is an impairment. If impaired, the outsourcing assets are reduced to an estimated fair value on a discounted cash flow approach. The company prepares its cash flow estimates based on assumptions that it believes to be reasonable but are also inherently uncertain. Actual future cash flows could differ from these estimates. At December 31, 2007 and 2006, the net capitalized amount related to outsourcing contracts was $409.4 million and $401.1 million, respectively.

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

At December 31, 2007 and 2006, the company had deferred tax assets in excess of deferred tax liabilities of $2,042 million and $2,154 million, respectively. For the reasons cited below, at December 31, 2007 and 2006, management determined that it is more likely than not that $75 million and $158 million, respectively, of such assets will be realized, resulting in a valuation allowance of $1,967 million and $1,996 million, respectively.

The company evaluates quarterly the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the company’s forecast of future taxable income and available tax-planning strategies that could be implemented to realize the net deferred tax assets. The company has used tax-planning strategies to realize or renew net deferred tax assets to avoid the potential loss of future tax benefits. The company recorded a noncash charge in the third quarter of 2005 of $1,573.9 million, or $4.62 per share, to increase the valuation allowance against deferred taxes (see Note 4 of the Notes to Consolidated Financial Statements).

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

Effective January 1, 2007, the company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The company maintains reserves for estimated tax exposures including penalties and interest. Income tax exposures include potential challenges of research and development credits and intercompany pricing. Exposures are settled primarily through the settlement of audits within these tax jurisdictions, but can also be affected by changes in applicable tax law or other factors, which could cause management of the company to believe a revision of past estimates is appropriate. Management believes that an appropriate liability has been established for estimated exposures; however, actual results may differ materially from these estimates. The liabilities are reviewed quarterly for their adequacy and appropriateness (see Note 8 of the Notes to Consolidated Financial Statements).

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

A significant element in determining the company’s pension income (expense) is the expected long-term rate of return on plan assets. The company sets the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. The company considers the current expectations for future returns and the actual historical returns of each asset class. Also, because the company’s investment policy is to actively manage certain asset classes where the potential exists to outperform the broader market, the expected returns for those asset classes are adjusted to reflect the expected additional returns. For 2008 and 2007, the company has assumed that the expected long-term rate of return on U.S. plan assets will be 8.75%. A change of 25 basis points in the expected long-term rate of return for the company’s U.S. pension plan causes a change of approximately $12 million in pension expense. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over four years. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (expense). At December 31, 2007, for the company’s U.S. qualified defined benefit pension plan, the calculated value of plan assets was $4.83 billion and the fair value was $4.98 billion.

At the end of each year, the company determines the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the company looks to rates of return on high-quality, fixed-income investments that (a) receive one of the two highest ratings given by a recognized ratings agency and (b) are currently available and expected to be available during the period to maturity of the pension benefits. At December 31, 2007, the company determined this rate to be 6.38% for its U.S. defined benefit pension plans, an increase of 36 basis points from the rate used at December 31, 2006. A change of 25 basis points in the U.S. discount rate causes a change in pension expense of approximately $11 million and a change of approximately $119 million in the benefit obligation. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, has been deferred, as permitted.

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

As a minimum, amortization of an unrecognized net gain or loss must be included as a component of net pension cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the calculated value of plan assets. If amortization is required, the minimum amortization is that excess above the 10 percent divided by the average remaining service period of active employees expected to receive benefits under the plan. For the company’s U.S. defined benefit pension plan, that period is approximately 8.6 years. At December 31, 2007, based on the calculated value of plan assets, the estimated unrecognized loss was $937 million.

For the year ended December 31, 2007, the company recognized consolidated pretax pension expense of $35.0 million, compared with $135.5 million of consolidated pretax pension expense for the year ended December 31, 2006. The decrease in pension expense in 2007 from 2006 was principally due to the changes made in the U.S. defined benefit pension plans in 2006, discussed above, as well as the higher level of plan assets, higher discount rates, a lower level of employees and a $5.7 million curtailment gain in a defined benefit plan in the Netherlands. See Note 18 of the Notes to Consolidated Financial Statements.

For 2008, the company expects to recognize pension income of approximately $47 million comprising $69 million of income in the U.S. and $22 million of expense in international plans. This would represent a decrease in pension expense of approximately $82 million from 2007. The principal reason for the expected decline in pension expense is the U.S. plan changes discussed above, as well as increases in worldwide discount rates and higher returns on plan assets worldwide.

During 2007, the company made cash contributions to its worldwide defined benefit pension plans (principally international plans) of approximately $79 million and expects to make cash contributions of approximately $80 million during 2008. In accordance with regulations governing contributions to U.S. defined benefit pension plans, the company is not required to fund its U.S. qualified defined benefit plan in 2008.

Restructuring

From time to time, the company engages in actions associated with cost reduction initiatives which are accounted for under SFAS No. 112, “Employers’ Accounting for Postemployment Benefits,” SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” and SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.” The company’s cost-reduction actions require significant estimates including (a) expenses for severance and other employee separation costs, (b) remaining lease obligations, including sublease income, and (c) other exit costs. The company has accrued amounts that it believes are its best estimates of the obligations it expects to incur in connection with these actions, but these estimates are subject to change due to market conditions and final negotiations. Should the actual amounts differ from the estimated amounts, the charges could be materially impacted. In 2007 and 2006, the company recognized $446.9 million in cost reduction charges, which are discussed in more detail in Note 3 of the Notes to Consolidated Financial Statements.

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

Statements in this report regarding the company’s cost reduction plan are subject to the risk that the company may not implement the planned headcount reductions, increase its offshore resources, or reduce its use of third-party contract labor as quickly as currently planned. All of these factors could affect the timing of anticipated cost savings. The amount of anticipated cost savings is also subject to currency exchange rate fluctuations with regard to actions taken outside the U.S. Statements in this report regarding the revenue increases anticipated from the renegotiated iPSL tariff arrangements are based on assumptions regarding iPSL processing volumes and costs over the 2006-2010 time frame. Because these volumes and costs are subject to change, the amount of anticipated revenue is not guaranteed. In addition, because iPSL is paid by its customers in British pounds, the U.S. dollar amount of revenue recognized by the company is subject to currency exchange rate fluctuations. Statements in this report regarding expected pension expense in 2008 are based on actuarial assumptions and on assumptions regarding interest rates and currency exchange rates, all of which are subject to change.

Other factors that could affect future results include the following:

The company’s business is affected by changes in general economic and business conditions. The company continues to face a highly competitive business environment. If the level of demand for the company’s products and services declines in the future, the company’s business could be adversely affected. The company’s business could also be affected by acts of war, terrorism or natural disasters. Current world tensions could escalate, and this could have unpredictable consequences on the world economy and on the company’s business. Although the company has not seen an impact in its business caused by the recent turmoil in the credit markets, if the turmoil spills over into the general economy and it results in a recession, the company’s business could be impacted.

The company faces aggressive competition in the information services and technology marketplace. The information services and technology markets in which the company operates include a large number of companies vying for customers and market share both domestically and internationally. The company’s competitors include consulting and other professional services firms, systems integrators, outsourcing providers, infrastructure services providers, computer hardware manufacturers and software providers. Some of the company’s competitors may develop competing products and services that offer better price-performance or that reach the market in advance of the company’s offerings. Some competitors also have or may develop greater financial and other resources than the company, with enhanced ability to compete for market share, in some instances through significant economic incentives to secure contracts. Some also may be better able to compete for skilled professionals. Any of these factors could have an adverse effect on the company’s business. Future results will depend on the company’s ability to mitigate the effects of aggressive competition on revenues, pricing and margins and on the company’s ability to attract and retain talented people.

The company faces volatility and rapid technological change in its industry. The company operates in a highly volatile industry characterized by rapid technological change, evolving technology standards, short product life cycles and continually changing customer demand patterns. Future success will depend in part on the company’s ability to anticipate and respond to these market trends and to design, develop, introduce, deliver or obtain new and innovative products and services on a timely and cost-effective basis. The company may not be successful in anticipating or responding to changes in technology, industry standards or customer preferences, and the market may not demand or accept its services and product offerings. In addition, products and services developed by competitors may make the company’s offerings less competitive.

The company’s future results will depend on the success of its repositioning strategy. The company’s future results will depend in part on the success of its efforts to control and reduce costs through the development and use of low-cost subsidiaries and low-cost offshore and global sourcing models. Future results will also depend in part on the success of the company’s focused investment and sales and marketing strategies. These strategies are based on various assumptions, including assumptions regarding market segment growth, client demand, and the proper skill set of and training for sales and marketing management and personnel, all of which are subject to change. Furthermore, the company’s institutional stockholders may attempt to influence these strategies.

The company’s future results will depend on its ability to retain significant clients. The company has a number of significant long-term contracts with clients, including governmental entities, and its future success will depend, in part, on retaining its relationships with these clients. The company could lose clients due to contract expiration, conversion to a competing service provider or a decision to in-source services, including for contracts with governmental entities as part of the rebid process. The company could also lose clients as a result of their merger, acquisition or business failure. The company may not be able to replace the revenue and earnings from any such lost client.

The company’s future results will depend in part on its ability to grow outsourcing. The company’s outsourcing contracts are multiyear engagements under which the company takes over management of a client’s technology operations, business processes or networks. In a number of these arrangements, the company hires certain of its clients’ employees and may become responsible for the related employee obligations, such as pension and severance commitments. In addition, system development activity on outsourcing contracts may require the company to make significant upfront investments. The company will need to have available sufficient financial resources in order to take on these obligations and make these investments.

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

Future results will also depend in part on the company’s ability to drive profitable growth in consulting and systems integration. The company’s ability to grow profitably in this business will depend on the level of demand for systems integration projects and the portfolio of solutions the company offers for specific industries. It will also depend on an improvement in the utilization of services delivery personnel and on the company’s ability to work through disruptions in this business related to the repositioning actions. In addition, profit margins in this business are largely a function of the rates the company is able to charge for services and the chargeability of its professionals. If the company is unable to attain sufficient rates and chargeability for its professionals, profit margins will suffer. The rates the company is able to charge for services are affected by a number of factors, including clients’ perception of the company’s ability to add value through its services; introduction of new services or products by the company or its competitors; pricing policies of competitors; and general economic conditions. Chargeability is also affected by a number of factors, including the company’s ability to transition employees from completed projects to new engagements, and its ability to forecast demand for services and thereby maintain an appropriate headcount.

Future results will also depend, in part, on market demand for the company’s high-end enterprise servers and maintenance on these servers. In the company’s technology business, high-end enterprise servers and maintenance on these servers continue to experience secular revenue declines. The company continues to apply its resources to develop value-added software capabilities and optimized solutions for these server platforms which provide competitive differentiation. Future results will depend, in part, on customer acceptance of new ClearPath systems and the company’s ability to maintain its installed base for ClearPath and to develop next-generation ClearPath products that are purchased by the installed base. In addition, future results will depend, in part, on the company’s ability to generate new customers and increase sales of the Intel-based ES7000 line. The company believes there is growth potential in the market for high-end, Intel-based servers running Microsoft and Linux operating system software. However, the company’s ability to succeed will depend on its ability to compete effectively against enterprise server competitors with more substantial resources and its ability to achieve market acceptance of the ES7000 technology by clients, systems integrators and independent software vendors. Future results of the technology business will also depend, in part, on the successful implementation of the company’s arrangements with NEC.

The company’s contracts with U.S. governmental agencies may be subject to audits, criminal penalties, sanctions and other expenses and fines. The company frequently enters into contracts with governmental entities. U.S. government agencies, including the Defense Contract Audit Agency and the Department of Labor, routinely audit government contractors. These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The U.S. government also may review the adequacy of, and a contractor’s compliance with, its systems and policies, including the contractor’s purchasing, property, estimating, accounting, compensation and management information systems. Any costs found to be overcharged or improperly allocated to a specific contract will be subject to reimbursement to the government. If an audit uncovers improper or illegal activities, the company may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government.

The company’s contracts may not be as profitable as expected or provide the expected level of revenues. A number of the company’s long-term contracts for infrastructure services, outsourcing, help desk and similar services do not provide for minimum transaction volumes. As a result, revenue levels are not guaranteed. In addition, some of these contracts may permit customer termination or may impose other penalties if the company does not meet the performance levels specified in the contracts.

The company’s contracts with governmental entities are subject to the availability of appropriated funds. These contracts also contain provisions allowing the governmental entity to terminate the contract at the governmental entity’s discretion before the end of the contract’s term. In addition, if the company’s performance is unacceptable to the customer under a government contract, the government retains the right to pursue remedies under the affected contract, which remedies could include termination.

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

The company may face damage to its reputation or legal liability if its clients are not satisfied with its services or products. The success of the company’s business is dependent on strong, long-term client relationships and on its reputation for responsiveness and quality. As a result, if a client is not satisfied with the company’s services or products, its reputation could be damaged and its business adversely affected. Allegations by private litigants or regulators of improper conduct, as well as negative publicity and press speculation about the company, whatever the outcome and whether or not valid, may harm its reputation. For example, in September 2007, an article in the Washington Post alleged that the FBI is investigating the company in connection with its alleged failure to detect cyber intrusions at the Department of Homeland Security, a client of the company, and its alleged failure to disclose these security breaches once detected. The company disputed the allegations made in the article. In addition to harm to reputation, if the company fails to meet its contractual obligations, it could be subject to legal liability, which could adversely affect its business, operating results and financial condition.

Future results will depend in part on the performance and capabilities of third parties. The company has commercial relationships with suppliers, channel partners and other parties that have complementary products, services or skills. The company has announced that alliance partnerships with select IT companies are a key factor in the development and delivery of the company’s refocused portfolio. Future results will depend, in part, on the performance and capabilities of these third parties, on the ability of external suppliers to deliver components at reasonable prices and in a timely manner, and on the financial condition of, and the company’s relationship with, distributors and other indirect channel partners.

The company is subject to the risks of doing business internationally. More than half of the company’s total revenue is derived from international operations. The risks of doing business internationally include foreign currency exchange rate fluctuations, changes in political or economic conditions, trade protection measures, import or export licensing requirements, multiple and possibly overlapping and conflicting tax laws, new tax legislation, weaker intellectual property protections in some jurisdictions and additional legal and regulatory compliance requirements applicable to businesses that operate internationally, including the Foreign Corrupt Practices Act and non-U.S. laws and regulations.

The company could face business and financial risk in implementing future acquisitions or dispositions. As part of the company’s business strategy, it may from time to time consider acquiring complementary technologies, products and businesses and disposing of existing technologies, products and businesses that may no longer be in alignment with its strategic direction, including transactions of a material size. Any acquisitions may result in the incurrence of substantial additional indebtedness or contingent liabilities. Acquisitions could also result in potentially dilutive issuances of equity securities and an increase in amortization expenses related to goodwill and other intangible assets. Additional potential risks associated with acquisitions include integration difficulties; difficulties in maintaining or enhancing the profitability of any acquired business; risks of entering markets in which the company has no or limited prior experience; potential loss of employees or failure to maintain or renew any contracts of any acquired business; and expenses of any undiscovered or potential liabilities of the acquired product or business, including relating to employee benefits contribution obligations or environmental requirements. Potential risks with respect to dispositions include difficulty finding buyers or alternative exit strategies on acceptable terms in a timely manner; potential loss of employees; and dispositions at unfavorable prices or on unfavorable terms, including relating to retained liabilities. Further, with respect to both acquisitions and dispositions, management’s attention could be diverted from other business concerns. The risks associated with acquisitions and dispositions could have a material adverse effect upon the company’s business, financial condition and results of operations. There can be no assurance that the company will be successful in consummating future acquisitions or dispositions on favorable terms or at all.

The company’s services or products may infringe upon the intellectual property rights of others. The company cannot be sure that its services and products do not infringe on the intellectual property rights of third parties, and it may have infringement claims asserted against it or against its clients. These claims could cost the company money, prevent it from offering some services or products, or damage its reputation.

Unisys Corporation

Consolidated Financial Statements

Consolidated Statements of Income

Year ended December 31 (millions, except per share data)	2007	2006	2005
Revenue

Services	$4,846.7	$4,917.2	$4,788.5

Technology	805.8	840.0	970.2

	5,652.5	5,757.2	5,758.7

Costs and expenses

Cost of revenue:

Services	3,989.3	4,317.1	4,161.8

Technology	376.2	430.5	435.5

	4,365.5	4,747.6	4,597.3

Selling, general and administrative expenses	1,022.1	1,104.7	1,059.9

Research and development expenses	179.0	231.7	263.9

	5,566.6	6,084.0	5,921.1

Operating profit (loss)	85.9	(326.8)	(162.4)

Interest expense	76.3	77.2	64.7

Other income (expense), net	(6.1)	153.1	56.2

Income (loss) before income taxes	3.5	(250.9)	(170.9)

Provision for income taxes	82.6	27.8	1,561.0

Net loss	$(79.1)	$(278.7)	$(1,731.9)

Loss per share

Basic	$(.23)	$(.81)	$(5.09)

Diluted	$(.23)	$(.81)	$(5.09)

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Balance Sheets

December 31 (millions)	2007	2006

Assets

Current assets

Cash and cash equivalents	$830.2	$719.3

Accounts and notes receivable, net	1,059.2	1,164.6

Inventories:

Parts and finished equipment	91.9	95.0

Work in process and materials	79.2	81.2

Deferred income taxes	18.0	30.0

Prepaid expenses and other current assets	133.7	148.4

Total	2,212.2	2,238.5

Properties	1,336.9	1,233.4

Less – Accumulated depreciation and amortization	1,004.7	892.1

Properties, net	332.2	341.3

Outsourcing assets, net	409.4	401.1

Marketable software, net	268.8	304.3

Prepaid postretirement assets	497.0	250.1

Deferred income taxes	93.8	191.3

Goodwill	200.6	193.9

Other long-term assets	123.1	117.4

Total	$4,137.1	$4,037.9

Liabilities and stockholders’ equity (deficit)

Current liabilities

Notes payable	$.1	$1.2

Current maturities of long-term debt	204.3	.5

Accounts payable	419.6	460.9

Other accrued liabilities	1,272.0	1,469.1

Total	1,896.0	1,931.7

Long-term debt	1,058.3	1,049.1

Long-term postretirement liabilities	420.7	667.7

Other long-term liabilities	395.5	453.6

Stockholders’ equity (deficit)

Common stock, par value $.01 per share (720.0 million shares authorized; 356.1 million shares and 347.5 million shares issued)	3.6	3.5

Accumulated deficit	(2,465.9)	(2,386.8)

Other capital	4,011.8	3,945.1

Accumulated other comprehensive loss	(1,182.9)	(1,626.0)

Stockholders’ equity (deficit)	366.6	(64.2)

Total	$4,137.1	$4,037.9

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Cash Flows

Year ended December 31 (millions, except per share data)	2007	2006	2005
Cash flows from operating activities
Net loss	$(79.1)	$(278.7)	$(1,731.9)
Add (deduct) items to reconcile net loss to net cash provided by operating activities:
Equity loss (income)	–	4.5	(9.2)
Company stock issued for U.S. 401(k) plan	47.4	18.3	19.3
Employee stock compensation	7.7	6.7	.6
Depreciation and amortization of properties	115.1	120.5	120.7
Depreciation and amortization of outsourcing assets	143.8	135.1	128.8
Amortization of marketable software	121.6	132.9	124.7
Gain on sale of assets	(24.7)	(153.2)	(15.8)
Loss on the tender of debt	–	–	10.7
Decrease (increase) in deferred income taxes, net	82.7	(66.5)	1,491.2
Decrease in receivables, net	176.2	14.2	34.8
Decrease in inventories	10.7	19.4	20.9
(Decrease) increase in accounts payable and other accrued liabilities	(298.9)	74.1	(61.4)
(Decrease) increase in other liabilities	(103.3)	(68.8)	149.4
(Increase) decrease in other assets	(32.2)	52.8	(34.3)
Other	6.1	17.4	33.5
Net cash provided by operating activities	173.1	28.7	282.0
Cash flows from investing activities
Proceeds from investments	7,718.5	7,522.0	7,726.2
Purchases of investments	(7,728.3)	(7,535.9)	(7,709.6)
Investment in marketable software	(94.0)	(105.4)	(125.7)
Capital additions of properties	(77.5)	(70.1)	(112.0)
Capital additions of outsourcing assets	(137.5)	(81.0)	(143.8)
Proceeds from sales of assets	29.3	380.6	23.4
Purchases of businesses	(1.2)	(1.1)	(1.5)
Net cash (used for) provided by investing activities	(290.7)	109.1	(343.0)
Cash flows from financing activities
Net (reduction in) proceeds from short-term borrowings	(1.1)	(17.0)	17.2
Proceeds from exercise of stock options	12.3	1.6	12.8
Dividends paid to minority shareholders	(5.8)	–	–
Payments of long-term debt	–	(57.9)	(509.1)
Financing fees	–	(4.6)	–
Proceeds from issuance of long-term debt	204.2	–	541.5
Net cash provided (used for) by financing activities	209.6	(77.9)	62.4
Effect of exchange rate changes on cash and cash equivalents	18.9	16.9	(19.4)
Increase (decrease) in cash and cash equivalents	110.9	76.8	(18.0)
Cash and cash equivalents, beginning of year	719.3	642.5	660.5
Cash and cash equivalents, end of year	$830.2	$719.3	$642.5

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Stockholders’ Equity

	Common Stock		Accumulated Deficit	Treasury Stock		Paid-In Capital	Accumulated Other Comprehensive Loss	Comprehensive Income (Loss)
(millions)	Shares	Par Value		Shares	Cost

Balance at December 31, 2004	339.4	$3.4	$(376.2)	(2.0)	$(43.2)	$3,927.0	$(2,004.5)

Stock-based compensation	4.8					32.4

Net loss			(1,731.9)					$(1,731.9)

Other comprehensive income:

Translation adjustments							8.9

Cash flow hedges							3.6

Minimum pension liability							147.1

							159.6	159.6

Comprehensive loss								$(1,572.3)

Tax benefit related to stock plans						.8

Balance at December 31, 2005	344.2	3.4	(2,108.1)	(2.0)	(43.2)	3,960.2	(1,844.9)

Stock-based compensation	3.3	.1		(.1)	(.4)	28.5

Net loss			(278.7)					$(278.7)

Other comprehensive income:

Translation adjustments							(5.8)

Cash flow hedges							(.1)

Postretirement plans							1,544.6

							1,538.7	1,538.7

Comprehensive income								$1,260.0

Adoption of SFAS No. 158, net of tax							(1,319.8)

Balance at December 31, 2006	347.5	3.5	(2,386.8)	(2.1)	(43.6)	3,988.7	(1,626.0)

Stock-based compensation	8.6	.1		(.1)	(.9)	67.6

Net loss			(79.1)					$(79.1)

Other comprehensive income:

Translation adjustments							37.8

Cash flow hedges							–

Postretirement plans							405.3

							443.1	443.1

Comprehensive income								$364.0

Balance at December 31, 2007	356.1	$3.6	$(2,465.9)	(2.2)	$(44.5)	$4,056.3	$(1,182.9)

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

Properties Properties are carried at cost and are depreciated over the estimated lives of such assets using the straight-line method. The estimated lives used, in years, are as follows: buildings, 20 – 50; machinery and office equipment, 4 – 7; rental equipment, 4; and internal-use software, 3 – 10.

Advertising costs All advertising costs are expensed as incurred. The amount charged to expense during 2007, 2006 and 2005 was $10.2 million, $8.5 million and $7.2 million, respectively.

Shipping and handling Costs related to shipping and handling are included in cost of revenue.

Revenue recognition Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable, and collectibility is probable.

Revenue from hardware sales with standard payment terms is recognized upon shipment and the passage of title. Outside the United States, the company recognizes revenue even if it retains a form of title to products delivered to customers, provided the sole purpose is to enable the company to recover the products in the event of customer payment default and the arrangement does not prohibit the customer’s use of the product in the ordinary course of business.

Revenue from software licenses with standard payment terms is recognized at the inception of the initial license term and upon execution of an extension to the license term. Revenue for post-contract software support arrangements, which are marketed separately, is recorded on a straight-line basis over the support period. The company also enters into multiple-element arrangements, which may include any combination of hardware, software or services. In these transactions, the company allocates the total revenue to be earned under the arrangement among the various elements based on their relative fair value. For software, and elements for which software is essential to the functionality, the allocation is based on vendor-specific objective evidence (VSOE) of fair value. VSOE of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately, and for software license updates and software support services it is based upon the rates when renewed. There may be cases in which there is VSOE of fair value of the undelivered elements but no such evidence for the delivered elements. In these cases, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered elements equals the total arrangement consideration less the aggregate VSOE of fair value of the undelivered elements. The company recognizes revenue on delivered elements only if: (a) any undelivered products or services are not essential to the functionality of the delivered products or services, (b) the company has an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services, (c) there is evidence of the fair value for each undelivered product or service, and (d) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized when the undelivered elements are delivered.

Revenue from hardware sales and software licenses with extended payment terms is recognized as payments from customers become due (assuming that all other conditions for revenue recognition have been satisfied).

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

Income taxes Income taxes are based on income (loss) for financial reporting purposes and reflect a current tax liability (asset) for the estimated taxes payable (recoverable) in the current-year tax return and changes in deferred taxes. Deferred tax assets or liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax laws and rates. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized. The company has elected the policy of not providing for intra-period tax allocations between pretax earnings and other comprehensive income in instances where there is no net tax provision. This determination is made for each tax jurisdiction.

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

Outsourcing assets Costs on outsourcing contracts are generally expensed as incurred. However, certain costs incurred upon initiation of an outsourcing contract are deferred and expensed over the contract life. These costs consist principally of initial customer setup and employment obligations related to employees hired under terms of the outsourcing contracts. Additionally, marketable software development costs incurred to develop specific application software for outsourcing are capitalized once technological feasibility has been established. Capitalized software used in outsourcing arrangements is amortized based on current and estimated future revenue from the product. The amortization expense is not less than straight-line amortization expense over the product’s useful life. Fixed assets acquired in connection with outsourcing contracts are capitalized and depreciated over the shorter of the contract life or in accordance with the fixed asset policy described above.

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

2. Earnings per share

The following table shows how earnings (loss) per share were computed for the three years ended December 31, 2007.

Year ended December 31 (millions, except per share data)	2007	2006	2005
Basic loss per share computation
Net loss	$(79.1)	$(278.7)	$(1,731.9)
Weighted average shares (thousands)	349,661	343,747	340,216
Basic loss per share	$(.23)	$(.81)	$(5.09)
Diluted loss per share computation
Net loss	$(79.1)	$(278.7)	$(1,731.9)
Weighted average shares (thousands)	349,661	343,747	340,216
Plus incremental shares from assumed conversions of employee stock plans	–	–	–
Adjusted weighted average shares	349,661	343,747	340,216
Diluted loss per share	$(.23)	$(.81)	$(5.09)

The following employee stock options were not included in the computation of diluted earnings per share, because either a loss was reported or the option prices were above the average market price of the company’s common stock, (in thousands): 2007, 37,452; 2006, 43,190; 2005, 47,536.

3. 2007 and 2006 cost-reduction charges

In October 2005, the company announced a plan to reduce its cost structure. During 2006, the company committed to a reduction of 5,665 employees. This resulted in pretax charges in 2006 of $330.1 million, principally related to severance costs, and were comprised of: (a) a charge of $72.4 million for 2,250 employees in the U.S. and (b) a charge of $257.7 million for 3,415 employees outside the U.S. The pretax charges were recorded in the following statement of income classifications: cost of revenue – services, $216.9 million; cost of revenue – technology, $2.0 million; selling, general and administrative expenses, $84.6 million; research and development expenses, $29.4 million; and other income (expense), net, $2.8 million. The income recorded in other income (expense), net relates to minority shareholders’ portion of the charge related to majority-owned subsidiaries which are fully consolidated by the company.

During 2007, the company consolidated facility space and committed to an additional reduction of 1,737 employees. This resulted in pretax charges of $116.8 million. The charges related to work-force reductions were $62.3 million broken down as follows: (a) 1,031 employees in the U.S. for a charge of $29.9 million and (b) 706 employees outside the U.S. for a charge of $32.4 million. The facility charge of $40.6 million relates to 46 leased properties that the company ceased using. The charge represents the fair value of the liability at the cease-use date and was determined based on the remaining lease rental payments, reduced by estimated sublease rentals that could be reasonably obtained for the property. In addition, the company recorded pretax charges of $13.9 million, related to asset impairments and leasehold improvement write-offs, lease guarantees, as well as other expenses related to the cost reduction efforts. The pretax charges of $116.8 million were recorded in the following statement of income classifications: cost of revenue – services, $31.8 million; cost of revenue – technology, $3.9 million; selling, general and administrative expenses, $62.0 million; research and development expenses, $20.6 million; and other income (expense), net, $1.5 million.

A further breakdown of the individual components of these costs follows (in millions of dollars):

			Work-Force Reductions		Idle Lease Cost
(in millions of dollars)	Headcount	Total	U.S.	Int’l.
Charge for work-force reductions	5,665	$330.1	$72.4	$ 257.7
Minority interest		2.8		2.8
	5,665	332.9	72.4	260.5
Utilized	(4,431)	(182.9)	(46.1)	(136.8)
Changes in estimates and revisions	(477)	(19.3)	(.2)	(19.1)
Translation adjustments		11.9		11.9
Balance at December 31, 2006	757	142.6	26.1	116.5
Additional provisions	1,737	102.9	29.9	32.4	$40.6
Minority interest		1.5		1.3	.2
Utilized	(1,623)	(143.0)	(41.2)	(99.7)	(2.1)
Changes in estimates and revisions	(144)	(16.3)	6.3	(23.4)	.8
Translation adjustments		4.3		4.0	.3
Balance at December 31, 2007	727	$92.0	$21.1	$ 31.1	$39.8
Expected future utilization:
2008	727	$53.2	$16.6	$ 24.4	$12.2
Beyond 2008		38.8	4.5	6.7	27.6

4. 2005 significant items

During the financial close for the quarter ended September 30, 2005, the company performed its quarterly assessment of its net deferred tax assets. Up to that point in time, as previously disclosed in the company’s critical accounting policies, the company had principally relied on its ability to generate future taxable income (predominately in the U.S.) in its assessment of the realizability of its net deferred tax assets.

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

Accordingly, the company recorded a non-cash charge in the third quarter of 2005 of $1,573.9 million, or $4.62 per share, to increase the valuation allowance against deferred tax assets. With this increase, the company has a full valuation allowance against its deferred tax assets for all of its U.S. operations and certain foreign subsidiaries. It was recorded in provision for income taxes in the accompanying consolidated statement of income. The company expects to continue to record a full valuation allowance on future tax benefits in such jurisdictions until other positive evidence is sufficient to justify recognition. The realization of the remaining net deferred tax assets of approximately $75 million is primarily dependent on forecasted future taxable income within certain foreign jurisdictions, principally the United Kingdom. Any reduction in estimated forecasted future taxable income in such jurisdictions may require the company to record an additional valuation allowance against the remaining deferred tax assets. Any increase or decrease in the valuation allowance would result in additional or lower income tax expense in such period and could have a significant impact on that period’s earnings. See Note 8 for more information on income taxes.

5. Goodwill

The company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” These assets are reviewed annually for impairment in accordance with this statement. SFAS No. 142 requires a company to perform an impairment test on an annual basis and whenever events or circumstances occur indicating that goodwill may be impaired. During 2007, the company performed its annual impairment test, which indicated that goodwill was not impaired.

Changes in the carrying amount of goodwill by segment for the years ended December 31, 2007 and 2006 were as follows:

(millions)	Total	Services	Technology
Balance at December 31, 2005	$192.0	$78.3	$113.7
Foreign currency translation adjustments	3.1	3.7	(.6)
Sale	(1.2)		(1.2)
Balance at December 31, 2006	193.9	82.0	111.9
Foreign currency translation adjustments	6.7	6.9	(.2)
Balance at December 31, 2007	$200.6	$88.9	$111.7

6. Recent accounting pronouncements and accounting changes

Effective January 1, 2007, the company adopted the Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Adoption of FIN 48 did not have a material impact on the company’s consolidated results of operations and financial position. See Note 8.

Effective January 1, 2007, the company adopted EITF 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43.” EITF 06-2 applies to compensated absences that require a minimum service period but have no increase in the benefit even with additional years of service and requires the benefit to be recognized as a liability over the service period. Adoption of EITF 06-2 did not have a material impact on the company’s consolidated results of operations and financial position.

Effective January 1, 2007, the company adopted EITF 06-5, “Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4.” EITF 06-5 requires that a policyholder should consider any additional amounts included in the contractual terms of the policy in determining the amount that could be realized under the insurance contract on a policy-by-policy basis. Adoption of EITF 06-5 did not have a material impact on the company’s consolidated results of operations and financial position.

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

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the “rollover” approach and the “iron curtain” approach. The rollover approach quantifies misstatements based on the amount of the error in the current-year financial statement whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. SAB 108 was effective for interim periods of the first fiscal year ending after November 15, 2006. Adoption of SAB 108 did not have a material impact on the company’s consolidated results of operations or financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS No. 157 does not require any new fair value measurements. The provisions of SFAS No. 157 are to be applied prospectively and are effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB deferred the effective date for one year for certain nonfinancial assets and nonfinancial liabilities. The company does not currently expect that adoption of SFAS No. 157 will have a material impact on the company’s consolidated results of operations and financial position.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reportable in earnings. The provisions of SFAS No. 159 shall be effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007. SFAS No. 159 can not be applied retrospectively to fiscal years beginning prior to the effective date. The company is currently assessing the impact of SFAS No. 159 on its consolidated results of operations and financial position.

EITF 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements,” was issued in September 2006 and is effective for fiscal years beginning after December 15, 2007. EITF 06-4 requires that, for split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods, an employer should recognize a liability for future benefits in accordance with SFAS No. 106. EITF 06-4 requires that recognition of the effects of adoption should be either by (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. The company does not currently expect that adoption of EITF 06-4 will have a material impact on the company’s consolidated results of operations and financial position.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (SFAS No. 141R). SFAS No. 141R replaces SFAS No. 141, “Business Combinations,” and establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The company is currently assessing the impact of the adoption of SFAS No. 141R on its consolidated results of operations and financial position.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interest in Consolidated Financial Statements” (SFAS No. 160). SFAS No. 160 describes a noncontrolling interest, sometimes called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. SFAS No. 160 establishes accounting and reporting standards that require, among other items: (a) the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; (b) the amount of consolidated net income attributable to the parent and the noncontrolling interests be clearly identified and presented on the face of the consolidated statement of income; and (c) entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. SFAS No. 160 shall be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for the presentation and disclosure requirements which shall be applied retrospectively for all periods presented. The company is currently assessing the impact of the adoption of SFAS No. 160 on its consolidated results of operations and financial position.

7. Accounts receivable

Under the company’s accounts receivable facility, the company has agreed to sell, on an on-going basis, through Unisys Funding Corporation I, a wholly owned subsidiary, interests in up to $300 million of eligible U.S. trade accounts receivable. The receivables are sold at a discount that reflects a margin based on, among other things, the company’s then-current S&P and Moody’s credit rating. The facility may be terminated by the purchasers if the company’s corporate rating is below B by S&P or B2 by Moody’s and requires the maintenance of certain ratios related to the sold receivables. At December 31, 2007, the company’s corporate rating was B+ and B2 by S&P and Moody’s, respectively. In December 2007, the facility was amended to provide that the termination date would be May 28, 2008. The company intends to replace this facility with a similar or other type of facility to provide a flexible alternative source of liquidity; however, given the current state of credit markets world wide, there can be no assurance that the facility will be able to be replaced, or that if replaced, that the discounts will not be significantly higher than the current facility. Unisys Funding Corporation I has been structured to isolate its assets from creditors of the company.

The company received proceeds of $1.4 billion in 2007, $1.6 billion in 2006, and $2.5 billion in 2005, from ongoing sales of accounts receivable interests under the program. At December 31, 2007 and 2006, the company retained subordinated interests of $281 million and $276 million, respectively, in the associated receivables; these receivables have been included in accounts and notes receivable in the accompanying consolidated balance sheets. As collections reduce previously sold interests, interests in new, eligible receivables can be sold, subject to meeting certain conditions. At December 31, 2007 and 2006, receivables of $140 million and $170 million, respectively, were sold and therefore removed from the accompanying consolidated balance sheets.

The selling price of the receivables interests reflects a discount (5.3% at both December 31, 2007 and December 31, 2006) based on the A-1 rated commercial paper borrowing rates of the purchasers. The company remains responsible for servicing the underlying accounts receivable, for which it will receive a fee of 0.5% of the outstanding balance, which it believes represents adequate compensation. The company estimates the fair value of its retained interests by considering two key assumptions: the payment rate, which is derived from the average life of the accounts receivable, which is about 60 days, and the rate of expected credit losses. Based on the company’s favorable collection experience and very short-term nature of the receivables, both assumptions are considered to be highly predictable. Therefore, the company’s estimated fair value of its retained interests in the pool of eligible receivables is approximately equal to book value, less the associated allowance for doubtful accounts. The discount on the sales of these accounts receivable during the years ended December 31, 2007, 2006 and 2005, was $8.5 million, $8.6 million and $9.3 million, respectively. These discounts are recorded in other income (expense), net in the accompanying consolidated statements of income.

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

Revenue recognized in excess of billings on services contracts, or unbilled accounts receivable, was $219.8 million and $261.7 million at December 31, 2007 and 2006, respectively. Such amounts are included in accounts and notes receivable, net. At December 31, 2007 and 2006, the company had long-term accounts and notes receivable, net of $22.0 million and $42.6 million, respectively. Such amounts are included in other long-term assets in the accompanying consolidated balance sheets.

Unearned income, which is deducted from accounts and notes receivable, was $1.3 million and $2.8 million at December 31, 2007 and 2006, respectively. The allowance for doubtful accounts, which is reported as a deduction from accounts and notes receivable, was $51.8 million and $61.2 million at December 31, 2007 and 2006, respectively. The provision for doubtful accounts, which is reported in selling, general and administrative expenses in the consolidated statements of income, was $(6.1) million, $10.6 million and $9.0 million, in 2007, 2006 and 2005, respectively.

8. Income taxes

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 2007 and 2006, were as follows:

December 31 (millions)	2007	2006
Deferred tax assets
Tax loss carryforwards	$590.6	$542.6
Capitalized research and development	453.7	509.7
Foreign tax credit carryforwards	342.3	229.9
Other tax credit carryforwards	211.1	217.4
Deferred revenue	140.3	163.3
Capitalized intellectual property rights	113.5	142.0
Depreciation	64.5	51.6
Postretirement benefits	50.6	139.3
Employee benefits	45.4	40.6
Warranty, bad debts and other reserves	44.1	43.2
Purchased capitalized software	36.0	20.5
Restructuring	29.1	49.6
Capitalized costs	21.7	18.7
Impairment charge related to outsourcing assets	14.5	15.0
Other	59.1	60.6
	2,216.5	2,244.0
Valuation allowance	(1,966.9)	(1,996.2)
Total deferred tax assets	$249.6	$247.8
Deferred tax liabilities
Postretirement benefits	$87.4	$–
Sales-type leases	11.3	19.8
Other	75.7	70.1
Total deferred tax liabilities	$174.4	$89.9
Net deferred tax assets	$75.2	$157.9

SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. In 2005, the company recorded a noncash charge of $1,573.9 million to increase the valuation allowance against deferred tax assets. See Note 4. The 2007 provision for income taxes includes $8.9 million due to a reduction in the UK income tax rate. The rate reduction from 30% to 28% was enacted in the third quarter effective April 1, 2008. The provision of $8.9 million was caused by a write down of the UK net deferred tax assets to the 28% rate.

Following is the total loss before income taxes and the provision (benefit) for income taxes for the three years ended December 31, 2007.

Year ended December 31 (millions)	2007	2006	2005
Income (loss) before income taxes
United States	$(207.2)	$(120.2)	$(220.3)
Foreign	210.7	(130.7)	49.4
Total income (loss) before income taxes	$3.5	$(250.9)	$(170.9)
Provision (benefit) for income taxes
Current
United States	$15.3	$9.2	$4.8
Foreign	43.2	69.7	57.0
State and local	(9.9)	2.3	2.3
Total	48.6	81.2	64.1
Deferred
United States	–	–	1,466.9
Foreign	34.0	(53.4)	30.0
Total	34.0	(53.4)	1,496.9
Total provision for income taxes	$82.6	$27.8	$1,561.0

Following is a reconciliation of the provision (benefit) for income taxes at the United States statutory tax rate to the provision (benefit) for income taxes as reported:

Year ended December 31 (millions)	2007	2006	2005
United States statutory income tax (benefit)	$1.2	$(87.8)	$(59.8)
U.S. losses	87.8	51.3	77.1
Foreign taxes	12.5	68.5	73.3
Effect of tax rate changes on temporary differences	9.1	(2.3)	(1.7)
Tax refund claims, audit issues and other matters
U.S. Federal	–	–	(2.3)
U.S. state	(9.9)	2.3	2.3
Foreign	(18.1)	(4.2)	5.2
Change in U.S. valuation allowance	–	–	1,466.9
Provision for income taxes	$82.6	$27.8	$1,561.0

Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $903 million at December 31, 2007. As the company intends to indefinitely reinvest all such earnings, no provision has been made for income taxes that may become payable upon distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability. Although there are no specific plans to distribute the undistributed earnings in the immediate future, where economically appropriate to do so, such earnings may be remitted.

Cash paid, net of refunds, during 2007, 2006 and 2005 for income taxes was $12.6 million, $76.6 million and $44.2 million, respectively.

At December 31, 2007, the company has U.S. federal and state and local tax loss carryforwards and foreign tax loss carryforwards for certain foreign subsidiaries, the tax effect of which is approximately $590.6 million. These carryforwards will expire as follows (in millions): 2008, $12.4; 2009, $5.8; 2010, $8.5; 2011, $21.6; 2012, $10.5; and $531.8 thereafter. The company also has available tax credit carryforwards of approximately $553.4 million, which will expire as follows (in millions): 2008, $13.0; 2009, $27.1; 2010, $40.7; 2011, $14.3; 2012, $83.2; and $375.1 thereafter.

The company has $75.2 million of net deferred tax assets. Failure to achieve forecasted taxable income might affect the ultimate realization of such assets. Factors that may affect the company’s ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in sales or margins, loss of market share, delays in product availability or technological obsolescence.

Effective January 1, 2007, the company adopted FIN 48, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. Adoption of FIN 48 did not have a material impact on the company’s consolidated results of operations and financial position.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Year ended December 31 (millions)	2007
Balance at January 1	$38.3
Additions based on tax positions related to the current year	–
Additions for tax positions of prior years	8.1
Reductions for tax positions of prior years	(.8)
Reductions as a result of a lapse of applicable statute of limitations	(3.7)
Settlements	(26.8)
Balance at December 31	$15.1

The company recognizes penalties and interest accrued related to income tax liabilities in the provision (benefit) for income taxes in its consolidated statements of income. At December 31, 2007 and 2006, the company had an accrual of $5.6 million and $10.3 million, respectively, for the payment of penalties and interest.

In 2007, the company settled an income tax audit in the Netherlands and as a result, recorded a tax benefit of $39.4 million and received a refund, including interest, of approximately $57 million.

At December 31, 2007, the company had a liability for unrecognized tax benefits of $15.1 million, all of which, if recognized, would affect the company’s effective tax rate. The company does not currently expect that the total of unrecognized tax benefits at December 31, 2007 will significantly increase or decrease within the next 12 months.

The company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. The company has concluded a U.S. federal income tax audit of the years 2000-2003 with no material impact. Several U.S. state and foreign income tax audits are in process. There are currently no income tax audits in process in either Brazil or the United Kingdom, which are the most significant jurisdictions outside the U.S. For Brazil, the audit period through 2000 is closed and for the United Kingdom, the audit period through 2004 is closed. All of the various ongoing income tax audits throughout the world are not expected to have a material impact on the company’s financial position.

9. Properties

Properties comprise the following:

December 31 (millions)	2007	2006
Land	$4.2	$4.0
Buildings	112.0	114.2
Machinery and office equipment	830.1	787.9
Internal-use software	270.8	223.6
Rental equipment	119.8	103.7
Total properties	$1,336.9	$1,233.4

10. Investments at equity, minority interests and asset sales

In 2006, the company sold all of the shares it owned in Nihon Unisys, Ltd. (NUL), a publicly traded Japanese company. The company received gross proceeds of $378.1 million and recognized a pretax gain of $149.9 million which is included in “Other income (expense), net” in the 2006 consolidated statement of income. NUL continues to be the exclusive distributor of the company’s hardware and software in Japan.

During the years ended December 31, 2006 and 2005, the company recorded equity income (loss) related to NUL of $(4.2) million and $9.1 million, respectively. These amounts were recorded in “Other income (expense), net” in the company’s consolidated statements of income. For the years ended December 31, 2007, 2006 and 2005, total direct and indirect sales to NUL were approximately $185 million, $245 million and $245 million, respectively.

In 2005, the company and NUL amended the terms of a license and support agreement pursuant to which NUL receives access to certain of the company’s intellectual property and support services. Prior to the revised agreement, NUL paid annual royalties to the company based on a percentage of NUL’s revenue. The royalty fees are included in the direct and indirect sales disclosed above. Under the revised arrangement, the company has granted NUL a perpetual license to the intellectual property, and, in lieu of an annual royalty, NUL paid the company a one-time fixed fee of $225 million, one-half of which was paid in 2005 and one-half of which was paid in 2006. The company is recognizing the $225 million as revenue over the three-year period ending March 31, 2008. In addition, the parties have agreed that NUL will pay the company a fee of $20 million per year for each of the three years ending March 31, 2008 for the support services it provides under the license and support agreement. In 2007, NUL exercised an option to renew the support services arrangement for an additional two years at the same price. In prior periods, the support services fee was included as part of royalties.

In 2007, the company sold its media business for proceeds of $29.3 million and recognized a pretax gain of $24.7 million.

The company owns 51% of Intelligent Processing Solutions Limited (iPSL), a U.K.-based company, which provides high-volume payment processing. iPSL is consolidated in the company’s financial statements. The minority owners’ interests in the gains or (losses) of iPSL are reported in other income (expense), net ($(23.4) million, $(6.0) million and $36.6 million in 2007, 2006 and 2005, respectively) in the company’s consolidated statements of income.

At December 31, 2007, the company’s total outsourcing assets, net were $409.4 million, $173.4 million of which relate to iPSL. In 2006, the company and the minority shareholders executed agreements whereby the company retains its current 51% ownership interest in iPSL and the fees charged under the outsourcing services agreements increased beginning January 1, 2006. The estimated increase in iPSL revenue resulting from the amended outsourcing services agreements, together with its existing revenue, is currently estimated to provide the company with sufficient cash flow to recover all of iPSL’s outsourcing assets. The company prepares its cash flow estimates based on assumptions that it believes to be reasonable but are also inherently uncertain. Actual future cash flows could differ from these estimates.

11. Debt

Long-term debt is comprised of the following:

December 31 (millions)	2007	2006
8% senior notes due 2012	$400.0	$400.0
6 7/8% senior notes due 2010	300.0	300.0
12 1/2% senior notes due 2016	210.0	–
7 7/8% senior notes due 2008	200.0	200.0
8 1/2% senior notes due 2015	150.0	150.0
Other, net of unamortized discounts	2.6	(.4)
Total	1,262.6	1,049.6
Less – current maturities	204.3	.5
Total long-term debt	$1,058.3	$1,049.1

Total long-term debt maturities in 2008, 2009, 2010, 2011 and 2012 are $204.3 million, $ 1.5 million, $300.1 million, $– million and $400.0 million, respectively.

Cash paid during 2007, 2006 and 2005 for interest was $84.1 million, $91.3 million and $73.1 million, respectively. Capitalized interest expense during 2007, 2006 and 2005 was $9.1 million, $9.9 million and $15.0 million, respectively.

In December 2007, the company issued $210.0 million of 12 1/2% senior notes due 2016. Using the proceeds from such notes, on January 11, 2008, the company redeemed, at par, all $200 million of its 7 7/8% senior notes due April 1, 2008. During 2007, the company financed $22.6 million of internal use software licenses and $6.8 million of outsourcing assets. In 2006, the company retired at maturity all $57.9 million of its remaining 8 1/8% senior notes. In 2005, the company repaid $342.1 million of its $400 million 8 1/8% senior notes due 2006 pursuant to a cash tender offer. The company recorded expense of $10.7 million in other income (expense), net in its consolidated statement of income related to the tender offer.

The company has a three-year, secured revolving credit facility which expires in 2009 that provides for loans and letters of credit up to an aggregate of $275 million. Borrowings under the facility bear interest based on short-term rates and the company’s credit rating. The credit agreement contains customary representations and warranties, including no material adverse change in the company’s business, results of operations or financial condition. It also contains financial covenants requiring the company to maintain certain interest coverage, leverage and asset coverage ratios and a minimum amount of liquidity, which could reduce the amount the company is able to borrow. The credit facility also includes covenants limiting liens, mergers, asset sales, dividends and the incurrence of debt. Events of default include nonpayment, failure to perform covenants, materially incorrect representations and warranties, change of control and default under other debt aggregating at least $25 million. If an event of default were to occur under the credit agreement, the lenders would be entitled to declare all amounts borrowed under it immediately due and payable. The occurrence of an event of default under the credit agreement could also cause the acceleration of obligations under certain other agreements and the termination of the company’s U.S. trade accounts receivable facility. The credit facility is secured by the company’s assets, except that the collateral does not include accounts receivable that are subject to the receivable facility, U.S. real estate or the stock or indebtedness of the company’s U.S. operating subsidiaries. As of December 31, 2007, there were letters of credit of approximately $61.7 million issued under the facility and there were no cash borrowings.

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

Year ended December 31 (millions)	2007	2006
Balance at January 1	$8.2	$8.0
Accruals for warranties issued during the period	5.2	8.7
Settlements made during the period	(6.4)	(8.7)
Changes in liability for pre-existing warranties during the period, including expirations	(.1)	.2
Balance at December 31	$6.9	$8.2

13. Other liabilities

Other accrued liabilities (current) are comprised of the following:

December 31 (millions)	2007	2006
Deferred revenue	$618.1	$721.9
Payrolls and commissions	160.5	171.9
Accrued vacations	122.2	123.0
Taxes other than income taxes	79.6	81.0
Cost reduction	57.2	135.4
Postretirement	26.1	29.3
Income taxes	28.7	53.8
Other	179.6	152.8
Total other accrued liabilities	$1,272.0	$1,469.1

In addition, other long-term liabilities include deferred revenue of $268.8 million and $384.0 million at December 31, 2007 and 2006, respectively.

14. Rental expense and commitments

Rental expense, less income from subleases, for 2007, 2006 and 2005 was $167.7 million, $170.0 million and $182.6 million, respectively.

Minimum net rental commitments under noncancelable operating leases outstanding at December 31, 2007, substantially all of which relate to real properties, were as follows: 2008, $112.4 million; 2009, $94.5 million; 2010, $74.9 million; 2011, $52.7 million; 2012, $46.6 million; and $149.6 million thereafter. Such rental commitments have been reduced by minimum sublease rentals of $37.5 million, due in the future under noncancelable subleases.

In June 2003, the company entered into a five-year lease to rent a facility located in Malvern, Pa. The Company accounts for this lease as an operating lease. Under the lease, the company has the option to purchase the facility at any time for approximately $34 million, which represents the total investment made by the lessor in the property. The lessor is a substantive independent leasing company that does not have the characteristics of a variable interest entity as defined by FIN 46 and is therefore not consolidated by the company. In addition, if the company does not exercise its purchase option and the lessor sells the facility at the end of the lease term for a price that is less than its investment, the company will be required to guarantee the lessor a residual value on the property up to a maximum of $29 million. At the inception of the lease, the company recognized a liability of approximately $1 million for this estimated residual value guarantee. In December 2007, the company exercised its option to remarket the property at the end of the lease term. Due to a decline in the estimated fair value of the leased property, in December 2007 the company recorded an additional liability of $4.6 million related to the residual value guarantee, adjusting the amount that may become payable to the lessor at the end of the leased term to approximately $5.8 million. This liability will be subsequently assessed and adjusted as necessary.

At December 31, 2007, the company had outstanding standby letters of credit and surety bonds of approximately $275 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material. In addition, at December 31, 2007, the company had deposits and collateral of approximately $44 million in other long-term assets, principally related to tax and labor contingencies in Brazil.

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

The company recognizes the fair value of its cash flow hedge derivatives as either assets or liabilities in its consolidated balance sheets. Changes in the fair value related to the effective portion of such derivatives are recognized in other comprehensive income until the hedged item is recognized in earnings, at which time the accumulated gain or loss is reclassified out of other comprehensive income and into earnings. The ineffective portion of such derivatives’ change in fair value is immediately recognized in earnings. The ineffective amount related to cash flow hedge derivatives for intercompany transactions during the years ended December 31, 2007, 2006 and 2005 was not material. Both the amounts reclassified out of other comprehensive income and into earnings and the ineffectiveness recognized in earnings related to cash flow hedge derivatives for forecasted intercompany transactions are recognized in cost of revenue. There were no cash flow hedges in place at December 31, 2007 or at December 31, 2006, and, therefore, the accumulated income or loss in other comprehensive income related to cash flow hedges at December 31, 2007 and 2006 was zero.

When a cash flow hedge is discontinued because it is probable that the original forecasted transaction will not occur by the end of the original specified time period, the company is required to reclassify any gains or losses out of other comprehensive income and into earnings. The amount of such reclassifications during the years ended December 31, 2007, 2006 and 2005 was immaterial.

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

During the years ended December 31, 2007, 2006 and 2005, the company recognized foreign exchange transaction gains or (losses) in other income (expense), net in its consolidated statements of income of $1.5 million, $8.5 million and $6.5 million, respectively.

Financial instruments also include temporary cash investments and customer accounts receivable. Temporary investments are placed with creditworthy financial institutions, primarily in money market funds and time deposits. At December 31, 2007, the company’s cash equivalents principally have maturities of less than one month. Due to the short maturities of these instruments, they are carried on the consolidated balance sheets at cost plus accrued interest, which approximates market value. Realized gains or losses during 2007 and 2006, as well as unrealized gains or losses at December 31, 2007, were immaterial. Receivables are due from a large number of customers that are dispersed worldwide across many industries. At December 31, 2007 and 2006, the company had no significant concentrations of credit risk. At December 31, 2007, the company had approximately $300 million of receivables due from various U.S. federal governmental agencies. At December 31, 2007, the carrying amount of cash and cash equivalents and notes payable approximated fair value; and the carrying amount of long-term debt exceeded the fair value of such debt by approximately $85 million.

16. Litigation and contingencies

There are various lawsuits, claims, investigations and proceedings that have been brought or asserted against the company, which arise in the ordinary course of business. In accordance with SFAS No. 5, “Accounting for Contingencies,” the company records a provision for these matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Any provisions are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information and events pertinent to a particular matter.

The company believes that it has valid defenses with respect to legal matters pending against it. Based on its experience, the company also believes that the damage amounts claimed in the lawsuits disclosed below are not a meaningful indicator of the company’s potential liability. Litigation is inherently unpredictable, however, and it is possible that the company’s results of operations or cash flow could be affected in any particular period by the resolution of one or more of the legal matters pending against it.

In 2002, the company and the Transportation Security Administration (TSA) entered into a competitively awarded contract providing for the establishment of secure information technology environments in airports. The Civil Division of the Department of Justice, working with the Inspector General’s Office of the Department of Homeland Security, is reviewing issues relating to labor categorization and overtime on the TSA contract. The company is working cooperatively with the Civil Division. The company does not know whether the Civil Division will pursue the matter, or, if pursued, what effect this might have on the company.

In April 2007, the Ministry of Justice of Belgium sued Unisys Belgium SA-NV, a Unisys subsidiary (Unisys Belgium), in the Court of First Instance of Brussels. The Belgian government had engaged Unisys Belgium to design and develop software for a computerized system to be used to manage the Belgian court system. The Belgian State terminated the contract and in its lawsuit has alleged that the termination was justified because Unisys Belgium failed to deliver satisfactory software in a timely manner. It claims damages of approximately 28 million euros. Unisys Belgium believes it has valid defenses to the claims and contends that the Belgian State’s termination of the contract was unjustified and caused millions of euros in damages to Unisys Belgium. Unisys Belgium expects to file its defense and counterclaim no later than June 2008.

In December 2007, Lufthansa AG sued Unisys Deutschland GmbH, a Unisys subsidiary (Unisys Germany), in the District Court of Frankfurt, Germany, for allegedly failing to perform properly its obligations during the initial phase of a 2004 software design and development contract relating to a Lufthansa customer loyalty program. Under the contract, either party was free to withdraw from the project at the conclusion of the initial design phase. Rather than withdraw, Lufthansa instead terminated the contract and failed to pay the balance owed to Unisys Germany for the initial phase. Lufthansa’s lawsuit alleges, among other things, that Unisys Germany breached the contract by failing to deliver a proper design for the new system and seeks approximately 21.4 million euros in damages. Unisys Germany believes it has valid defenses and Unisys Germany expects to file its defense and counterclaim no later than June 2008.

Notwithstanding that the ultimate results of the lawsuits, claims, investigations and proceedings that have been brought or asserted against the company are not currently determinable, the company believes that at December 31, 2007, it has adequate provisions for any such matters.

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

Also included in the Technology segment’s sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services engagements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2007, 2006 and 2005, was $17.3 million, $16.4 million and $16.1 million, respectively. The profit on these transactions is eliminated in Corporate.

The company evaluates business segment performance on operating income exclusive of restructuring charges and unusual and nonrecurring items, which are included in Corporate. All corporate and centrally incurred costs are allocated to the business segments, based principally on revenue, employees, square footage or usage.

No single customer accounts for more than 10% of revenue. Revenue from various agencies of the U.S. Government, which is reported in both business segments, was approximately $891 million, $921 million and $980 million in 2007, 2006 and 2005, respectively.

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

A summary of the company’s operations by business segment for 2007, 2006 and 2005 is presented below:

(millions)	Total	Corporate	Services	Technology

2007

Customer revenue	$5,652.5		$4,846.7	$805.8

Intersegment		$(206.7)	13.9	192.8
Total revenue	$5,652.5	$(206.7)	$4,860.6	$998.6

Operating income (loss)	$85.9	$(117.2)	$120.6	$82.5

Depreciation and amortization	380.5		261.2	119.3

Total assets	4,137.1	1,442.0	2,096.2	598.9

Capital expenditures	309.0	20.9	201.9	86.2
2006

Customer revenue	$5,757.2		$4,917.2	$840.0

Intersegment		$(250.3)	14.8	235.5
Total revenue	$5,757.2	$(250.3)	$4,932.0	$1,075.5

Operating income (loss)	$(326.8)	$(322.0)	$(22.6)	$17.8

Depreciation and amortization	388.5		264.5	124.0

Total assets	4,037.9	1,132.6	2,222.2	683.1

Capital expenditures	256.5	5.3	144.7	106.5
2005

Customer revenue	$5,758.7		$4,788.5	$970.2

Intersegment		$(259.6)	18.7	240.9
Total revenue	$5,758.7	$(259.6)	$4,807.2	$1,211.1

Operating income (loss)	$(162.4)	$(6.4)	$(207.0)	$51.0

Depreciation and amortization	374.2		244.6	129.6

Total assets	4,028.9	819.0	2,310.2	899.7

Investments at equity	207.8	1.2		206.6

Capital expenditures	381.5	11.5	247.0	123.0

Presented below is a reconciliation of total business segment operating income (loss) to consolidated income (loss) before income taxes:

Year ended December 31 (millions)	2007	2006	2005

Total segment operating income (loss)	$203.1	$(4.8)	$(156.0)

Interest expense	(76.3)	(77.2)	(64.7)

Other income (expense), net	(7.6)	150.3	56.2

Cost reduction charges	(116.8)	(330.1)	–

Corporate and eliminations	1.1	10.9	(6.4)
Total income (loss) before income taxes	$3.5	$(250.9)	$(170.9)

Customer revenue by classes of similar products or services, by segment, is presented below:

Year ended December 31 (millions)	2007	2006	2005

Services
Systems integration and consulting	$1,504.2	$1,591.8	$1,654.4
Outsourcing	2,039.7	1,916.2	1,749.1
Infrastructure services	878.2	948.2	867.1

Core maintenance	424.6	461.0	517.9
	4,846.7	4,917.2	4,788.5
Technology
Enterprise-class servers	647.3	668.6	786.1
Specialized technologies	158.5	171.4	184.1
	805.8	840.0	970.2
Total	$5,652.5	$5,757.2	$5,758.7

Presented below is a reconciliation of total business segment assets to consolidated assets:

December 31 (millions)	2007	2006	2005

Total segment assets	$2,695.1	$2,905.3	$3,209.9

Cash and cash equivalents	830.2	719.3	642.5

Prepaid postretirement assets	497.0	250.1	66.1

Deferred income taxes	111.8	221.3	206.6

Elimination for sale of receivables	(132.6)	(168.7)	(239.1)

Other corporate assets	135.6	110.6	142.9
Total assets	$4,137.1	$4,037.9	$4,028.9

Geographic information about the company’s revenue, which is principally based on location of the selling organization, properties and outsourcing assets is presented below:

Year ended December 31 (millions)	2007	2006	2005

Revenue

United States	$2,432.3	$2,539.9	$2,651.6

United Kingdom	900.2	873.2	826.4

Other foreign	2,320.0	2,344.1	2,280.7
Total	$5,652.5	$5,757.2	$5,758.7

Properties, net

United States	$206.9	$211.9	$258.7

United Kingdom	42.0	45.2	44.3

Other foreign	83.3	84.2	83.4
Total	$332.2	$341.3	$386.4

Outsourcing assets, net

United States	$146.6	$130.8	$141.7

United Kingdom*	186.8	221.4	224.5

Other foreign	76.0	48.9	49.8
Total	$409.4	$401.1	$416.0

* Amounts relate principally to iPSL, a 51%-owned U.K.-based company. See Note 10.

18. Employee plans

Stock plans Under stockholder approved stock-based plans, stock options, stock appreciation rights, restricted stock and restricted stock units may be granted to officers, directors and other key employees. At December 31, 2007, 28.1 million shares of unissued common stock of the company were available for granting under these plans.

As of December 31, 2007, the company has granted non-qualified stock options and restricted stock units under these plans. Prior to January 1, 2006, the company applied the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for those plans, whereby for stock options, at the date of grant, no compensation expense was reflected in income, as all stock options granted had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. Pro forma information regarding net income and earnings per share was provided in accordance with Statement of Financial Accounting Standards (SFAS) No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (SFAS No. 148), as if the fair value method defined by SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123) had been applied to stock-based compensation. For purposes of the pro forma disclosures, the estimated fair value of stock options was amortized to expense over the options’ vesting period.

Effective January 1, 2006, the company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R), which replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The company adopted SFAS No. 123R using the modified-prospective transition method, which requires the company, beginning January 1, 2006 and thereafter, to expense the grant-date fair value of all share-based awards over their remaining vesting periods to the extent the awards were not fully vested as of the date of adoption and to expense the fair value of all share-based awards granted subsequent to December 31, 2005 over their requisite service periods. Stock-based compensation expense for all share-based payment awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. The company recognizes compensation cost net of a forfeiture rate in selling, general and administrative expenses, and recognizes the compensation cost for only those awards expected to vest on a straight-line basis over the requisite service period of the award, which is generally the vesting term. The company estimated the forfeiture rate based on its historical experience and its expectations about future forfeitures. As required under the modified-prospective transition method, prior periods have not been restated. In 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 (SAB 107) regarding the SEC’s interpretation of SFAS No. 123R and the valuation of share-based payments for public companies. The company has applied the provisions of SAB 107 in its adoption of SFAS No. 123R. The adoption of SFAS No. 123R had an immaterial impact to income before income taxes and net income for the year ended December 31, 2006.

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

The fair value of stock option awards was estimated using the Black-Scholes option pricing model with the following assumptions and weighted-average fair values as follows:

Year Ended December 31	2007	2006	2005

Weighted-average fair value of grant	$2.36	$2.46	$2.93

Risk-free interest rate	4.63%	4.35%	3.82%

Expected volatility	35.31%	45.88%	55.00%

Expected life of options in years	3.67	3.67	3.50

Expected dividend yield	–	–	–

Prior to January 1, 2006, the company has granted an annual stock option award to officers, directors and other key employees generally in the first quarter of a year. For 2006, this annual stock option award was replaced with restricted stock unit awards. The company currently expects to continue to grant stock option awards, principally to newly hired individuals. The restricted stock unit awards granted in March of 2006 contain both time-based units (25% of the grant) and performance-based units (75% of the grant). The time-based units vest in three equal annual installments beginning with the first anniversary of the grant, and the performance-based units vest in three equal annual installments, beginning with the first anniversary of the grant, based upon the achievement of pretax profit and revenue growth rate goals in 2006, 2006-2007, and 2006-2008, for each installment, respectively. The first installment of the 2006 performance-based units vested at 50% of target, and for the second installment nothing vested since the performance targets were not met. The restricted stock unit awards granted to employees in March 2007 consist of only performance-based units which vest at the end of three years, based upon the achievement of pretax profit and revenue growth rate goals for the three-year period from 2007-2009. Each performance-based unit will vest into zero to 1.5 shares depending on the degree to which the performance goals are met. Compensation expense resulting from these awards is recognized as expense ratably for each installment from the date of grant until the date the restrictions lapse and is based on the fair market value at the date of grant and the probability of achievement of the specific performance-related goals.

During the years ended December 31, 2007 and 2006, the company recognized $7.7 million and $6.7 million of share-based compensation expense, which is comprised of $7.3 million and $6.1 million of restricted stock unit expense and $.4 million and $.6 million of stock option expense, respectively. During the year ended December 31, 2005, $.6 million was charged to income related to restricted stock units.

A summary of stock option activity for the year ended December 31, 2007 follows (shares in thousands):

Options	Shares	Weighted- Average Exercise Price	Average Remaining Contractual Term (years)	Aggregate Intrinsic Value ($ in millions)

Outstanding at Dec. 31, 2006	43,190	$16.44

Granted	93	7.26

Exercised	(1,712)	7.21

Forfeited and expired	(4,119)	15.01

Outstanding at Dec. 31, 2007	37,452	16.99	3.02	$–

Vested and expected to vest at Dec. 31, 2007	37,452	16.99	3.02	$–

Exercisable at Dec. 31, 2007	37,026	17.11	3.01	$–

The aggregate intrinsic value in the above table reflects the total pretax intrinsic value (the difference between the company’s closing stock price on the last trading day of the period and the exercise price of the options, multiplied by the number of in-the-money stock options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. The intrinsic value of the company’s stock options changes based on the closing price of the company’s stock. The total intrinsic value of options exercised for the year ended December 31, 2007 was $2.9 million; the amount for 2006 was not material. As of December 31, 2007, $1.0 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 1.6 years.

A summary of restricted stock unit activity for the year ended December 31, 2007 follows (shares in thousands):

	Restricted Stock Units	Weighted-Average Grant-Date Fair Value

Outstanding at December 31, 2006	1,963	$6.66

Granted	3,607	8.09

Vested	(386)	7.07

Forfeited and expired	(838)	7.49

Outstanding at December 31, 2007	4,346	7.65

The fair value of restricted stock units is determined based on the average of the high and low trading price of the company’s common shares on the date of grant. The weighted-average grant-date fair value of restricted stock units granted during the year ended December 31, 2006 was $6.55. As of December 31, 2007, there was $23.9 million of total unrecognized compensation cost related to outstanding restricted stock units granted under the company’s plans. That cost is expected to be recognized over a weighted-average period of 1.9 years. The total fair value of restricted share units vested during the years ended December 31, 2007 and 2006 was $3.2 million and $.9 million, respectively.

For the year ended December 31, 2005, the following table illustrates the effect on net loss and loss per share if the company had applied the fair value recognition provisions of SFAS No. 123 (in millions of dollars, except per share amounts):

Year Ended December 31	2005

Net loss as reported	$(1,731.9)

Deduct total stock-based employee compensation expense determined under fair value method for all awards, net of tax	(73.5)

Pro forma net loss	$(1,805.4)

Loss per share

Diluted and basic - as reported	$(5.09)

Diluted and basic - pro forma	$(5.31)

Common stock issued upon exercise of stock options or upon lapse of restrictions on restricted stock units is newly issued shares. Cash received from the exercise of stock options for the years ended December 31, 2007 and 2006 was $12.3 million and $1.6 million, respectively. During 2007 and 2006, the company did not recognize any tax benefits from the exercise of stock options or upon issuance of stock upon lapse of restrictions on restricted stock units because of its tax position. Prior to the adoption of SFAS No. 123R, the company presented such tax benefits as operating cash flows. Upon the adoption of SFAS No. 123R, tax benefits resulting from tax deductions in excess of the compensation costs recognized are classified as financing cash flows.

U.S. employees are eligible to participate in an employee savings plan. Under this plan, employees may contribute a percentage of their pay for investment in various investment alternatives. Effective January 1, 2007, the company increased its matching contribution to 100 percent of the first 6 percent of eligible pay contributed by plan participants. Prior to this date, company matching contributions of up to 2 percent of pay were made. Matching contributions are made in the form of newly issued shares of company common stock. The charge to income related to the company match for the years ended December 31, 2007, 2006 and 2005, was $47.4 million, $18.3 million and $19.3 million, respectively.

The company has defined contribution plans in certain locations outside the United States. The charge to income related to these plans was $24.5 million, $24.6 million and $27.1 million, for the years ended December 31, 2007, 2006 and 2005, respectively. For plans outside the United States, company contributions are made in cash.

Retirement benefits In 2006, the company adopted changes to its U.S. defined benefit pension plans effective December 31, 2006. The changes included ending the accrual of future benefits in the company’s defined benefit pension plans for employees effective December 31, 2006. No new entrants to the plans are allowed after that date. As a result of the amendment to stop accruals for future benefits in its U.S. defined benefit pension plans, the company recorded a pretax curtailment gain of $45.0 million in 2006.

The company has non-qualified compensation plans, which allow certain highly compensated employees and directors to defer the receipt of a portion of their salary, bonus and fees. Participants can earn a return on their deferred balance that is based on hypothetical investments in various investment vehicles. Changes in the market value of these investments are reflected as an adjustment to the liability with an offset to expense. As of December 31, 2007, the liability to the participants of these plans was $20.0 million. This amount reflects the accumulated participant deferrals and earnings thereon as of that date. The company makes no contributions to the deferred compensation plans and remains contingently liable to the participants.

Retirement plans’ funded status and amounts recognized in the company’s consolidated balance sheets at December 31, 2007 and 2006, follow:

	U.S. Plans		International Plans
December 31 (millions)	2007	2006	2007	2006

Change in projected benefit obligation

Benefit obligation at beginning of year	$4,771.8	$4,846.9	$2,464.1	$2,242.8

Service cost	.2	61.4	41.4	48.4

Interest cost	278.0	278.3	123.9	112.6

Plan participants’ contributions	–	–	9.4	10.4

Plan amendments	5.5	(26.9)	(7.2)	(9.4)

Actuarial (gain) loss	(126.5)	(73.9)	(281.4)	(148.6)

Benefits paid	(327.0)	(314.0)	(84.3)	(80.2)

Foreign currency translation adjustments	–	–	110.9	288.1

Benefit obligation at end of year	$4,602.0	$4,771.8	$2,376.8	$2,464.1

Change in plan assets

Fair value of plan assets at beginning of year	$4,931.3	$4,567.4	$2,048.6	$1,693.3

Actual return on plan assets	366.9	668.4	81.9	129.7

Employer contribution	7.9	9.5	70.8	68.5

Plan participants’ contributions	–	–	9.4	10.4

Benefits paid	(327.0)	(314.0)	(84.3)	(80.2)

Foreign currency translation adjustments	–	–	101.7	226.9

Fair value of plan assets at end of year	$4,979.1	$4,931.3	$2,228.1	$2,048.6

Funded status at end of year	$377.1	$159.5	$(148.7)	$(415.5)

Amounts recognized in the consolidated balance sheets consist of:

Prepaid postretirement assets	$460.3	$250.1	$36.7	$–

Other accrued liabilities	(7.3)	(7.5)	–	–

Long-term postretirement liabilities	(75.9)	(83.1)	(185.4)	(415.5)

Total funded status	$377.1	$159.5	$(148.7)	$(415.5)

Accumulated other comprehensive loss, net of tax

Net loss	$788.0	$989.1	$287.3	$503.4

Prior service cost	$5.5	–	$1.2	$1.0

Accumulated benefit obligation	$4,602.0	$4,771.8	$2,093.4	$2,144.0

Information for defined benefit retirement plans with an accumulated benefit obligation in excess of plan assets at December 31, 2007 and 2006, follows:

December 31 (millions)	2007	2006
Accumulated benefit obligation	$1,100.2	$1,179.3

Fair value of plan assets	952.2	916.7

Information for defined benefit retirement plans with a projected benefit obligation in excess of plan assets at December 31, 2007 and 2006, follows:

December 31 (millions)	2007	2006
Projected benefit obligation	$1,576.6	$2,430.4

Fair value of plan assets	1,308.0	1,924.3

Net periodic pension cost (income) for 2007, 2006 and 2005 includes the following components:

	U.S. Plans			International Plans
Year ended December 31 (millions)	2007	2006	2005	2007	2006	2005

Service cost	$.2	$61.4	$69.3	$41.4	$48.4	$47.3

Interest cost	278.0	278.3	262.9	123.9	112.6	106.7

Expected return on plan assets	(389.7)	(367.2)	(361.0)	(146.4)	(122.7)	(117.6)

Amortization of prior service (benefit) cost	–	(1.9)	(7.6)	.6	.9	1.5

Recognized net actuarial loss (gain)	97.4	121.3	140.4	35.3	49.4	39.2

Settlement/curtailment (gain) loss	–	(45.0)	–	(5.7)	–	–
Net periodic pension cost (income)	$(14.1)	$46.9	$104.0	$49.1	$88.6	$77.1

Weighted-average assumptions used to determine net periodic pension cost for the years ended December 31 were as follows:

Discount rate*	6.02%	5.84/6.29%	5.88%	5.03%	4.77%	5.12%

Rate of compensation increase	N/A	4.58%	4.62%	3.13%	3.12%	3.14%

Expected long-term rate of return on assets**	8.75%	8.75%	8.75%	7.30%	7.25%	7.43%

* The dual rate for 2006 was caused by the remeasurement of the U.S. plans in March.

** For 2008, the company has assumed that the expected long-term rate of return on plan assets for its U.S. defined benefit pension plan will be 8.75%.

Weighted-average assumptions used to determine benefit obligations at December 31 were as follows:

Discount rate	6.38%	6.02%	5.84%	5.86%	5.03%	4.77%

Rate of compensation increase	N/A	N/A	4.58%	3.29%	3.13%	3.12%

The expected pretax amortization in 2008 of net periodic pension cost is as follows: net loss, $69.7 million; and prior service cost, $1.2 million.

The asset allocation for the defined benefit pension plans at December 31, 2007 and 2006, follows:

	U.S.		Int’l
December 31	2007	2006	2007	2006

Asset Category

Equity securities	67%	70%	50%	54%

Debt securities	28%	25%	47%	45%

Real estate	4%	4%	1%	0%

Cash	1%	1%	2%	1%

Total	100%	100%	100%	100%

The company’s investment policy targets and ranges for each asset category are as follows:

	U.S.		Int’l
Asset Category	Target	Range	Target	Range

Equity securities	68%	65-71%	51%	46-56%

Debt securities	26%	23-29%	48%	43-54%

Real estate	6%	3-9%	0%	0-3%

Cash	0%	0-5%	1%	0-4%

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

The company expects to make cash contributions of approximately $80 million to its worldwide defined benefit pension plans (principally international plans) in 2008. In accordance with regulations governing contributions to U.S. defined benefit pension plans, the company is not required to fund its U.S. qualified defined benefit pension plan in 2008.

As of December 31, 2007, the following benefit payments, which reflect expected future service, are expected to be paid from the defined benefit pension plans:

Year ending December 31 (millions)	U.S.	Int’l

2008	$331.6	$83.1

2009	334.7	88.2

2010	338.3	93.3

2011	342.7	100.6

2012	347.8	111.7

2013 - 2017	1,777.2	751.4

Other postretirement benefits A reconciliation of the benefit obligation, fair value of the plan assets and the funded status of the postretirement benefit plan at December 31, 2007 and 2006, follows:

December 31 (millions)	2007	2006

Change in accumulated benefit obligation

Benefit obligation at beginning of year	$203.7	$214.9

Interest cost	12.1	12.7

Plan participants’ contributions	11.4	24.4

Amendments	.8	(.5)

Actuarial (gain) loss	(1.9)	.6

Federal drug subsidy	1.0	3.4

Benefits paid	(37.4)	(51.8)

Benefit obligation at end of year	$189.7	$203.7

Change in plan assets

Fair value of plan assets at beginning of year	$12.8	$13.2

Actual return on plan assets	.3	.1

Employer contributions	24.4	26.9

Plan participants’ contributions	11.4	24.4

Benefits paid	(37.4)	(51.8)

Fair value of plan assets at end of year	$11.5	$12.8

Funded status at end of year	$(178.2)	$(190.9)

Amounts recognized in the consolidated balance sheets consist of:

Other accrued liabilities	$(18.8)	$(21.8)

Long-term postretirement liabilities	(159.4)	(169.1)

Total funded status	$(178.2)	$(190.9)

Accumulated other comprehensive loss, net of tax

Net loss	$48.0	$54.0

Prior service cost (benefit)	.4	(.5)

Net periodic postretirement benefit cost for 2007, 2006 and 2005, follows:

Year ended December 31 (millions)	2007	2006	2005

Interest cost	$12.1	$12.7	$13.4

Expected return on assets	(.5)	(.5)	(.4)

Amortization of prior service benefit	(.1)	(1.9)	(2.0)

Recognized net actuarial loss	4.5	5.0	5.1

Net periodic benefit cost	$16.0	$15.3	$16.1

Weighted-average assumptions used to determine net periodic postretirement benefit cost for the years ended December 31 were as follows:

Discount rate	6.58%	6.46%	6.51%

Expected return on plan assets	6.75%	6.75%	6.75%

Weighted-average assumptions used to determine benefit obligation at December 31 were as follows:

Discount rate	6.58%	6.58%	6.46%

The expected pretax amortization in 2008 of net periodic postretirement benefit cost is as follows: net loss, $4.6 million; and prior service cost, $.1 million.

The plan assets are invested as follows: 32% debt securities, 66% insurance contracts and 2% cash. The company reviews its asset allocation periodically, taking into consideration plan liabilities, plan payment streams and then-current capital market assumptions. The company sets the long-term expected return on asset assumption, based principally on the long-term expected return on debt securities. These return assumptions are based on a combination of current market conditions, capital market expectations of third-party investment advisors and actual historical returns of the asset classes.

The company expects to contribute approximately $28 million to its postretirement benefit plan in 2008.

Assumed health care cost trend rates at December 31	2007	2006

Health care cost trend rate assumed for next year	9.4%	9.8%

Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%

Year that the rate reaches the ultimate trend rate	2014	2014

A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions of dollars):

	1- Percentage- Point Increase	1- Percentage- Point Decrease

Effect on interest cost	$.6	$(.5)

Effect on postretirement benefit obligation	7.9	(7.8)

As of December 31, 2007, the following benefits are expected to be paid to or from the company’s postretirement plan:

Year ending December 31 (millions)	Gross Medicare Part D Receipts	Gross Expected Payments

2008	$5.7	$27.9

2009	3.3	29.0

2010	3.3	28.3

2011	3.2	27.9

2012	3.2	27.9

2013 - 2017	9.3	94.5

19. Stockholders’ equity

The company has 720.0 million authorized shares of common stock, par value $.01 per share, and 40.0 million shares of authorized preferred stock, par value $1 per share, issuable in series.

At December 31, 2007, 91.6 million shares of unissued common stock of the company were reserved principally for stock-based incentive and savings plans.

Comprehensive income (loss) for the three years ended December 31, 2007, includes the following components:

Year ended December 31 (millions)	2007	2006	2005

Net loss	$(79.1)	$(278.7)	$(1,731.9)

Other comprehensive income (loss)

Cash flow hedges

Income (loss), net of tax of $ –, $(.3) and $1.9	(.2)	(1.1)	3.7

Reclassification adjustments, net of tax of $ –, $.3 and $ –	.2	1.0	(.1)

Foreign currency translation adjustments	37.8	(5.8)	8.9

Postretirement adjustments, net of tax of $(33.2), $(40.9) and $(35.3)	405.3	1,544.6	147.1

Total other comprehensive income	443.1	1,538.7	159.6

Comprehensive income (loss)	$364.0	$1,260.0	$(1,572.3)

Accumulated other comprehensive income (loss) as of December 31, 2007, 2006 and 2005, is as follows:

(millions)	Total	Translation Adjustments	Cash Flow Hedges	Postretirement Plans

Balance at Dec. 31, 2004	$(2,004.5)	$(636.2)	$(3.5)	$(1,364.8)

Change during period	159.6	8.9	3.6	147.1

Balance at Dec. 31, 2005	(1,844.9)	(627.3)	.1	(1,217.7)

Change during period	1,538.7	(5.8)	(.1)	1,544.6

Adoption of SFAS No. 158	(1,319.8)			(1,319.8)

Balance at Dec. 31, 2006	(1,626.0)	(633.1)	–	(992.9)

Change during period	443.1	37.8		405.3

Balance at Dec. 31, 2007	$(1,182.9)	$(595.3)	$–	$(587.6)

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

Report of Independent Registered Public Accounting Firm on the Financial

Statements

To the Board of Directors and Shareholders of Unisys Corporation

We have audited the accompanying consolidated balance sheets of Unisys Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of Unisys Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unisys Corporation at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006 Unisys Corporation adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.” Also as discussed in Note 6 to the consolidated financial statements, Unisys Corporation adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – An Amendment of FASB No. 87, 88, 106 and 132(R),” as of December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Unisys Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008 expressed an adverse opinion thereon.

Philadelphia, Pennsylvania February 28, 2008

Report of Management on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has conducted, with the participation of the Chief Executive Officer and the Chief Financial Officer, an assessment, including testing of the effectiveness of our internal control over financial reporting as of December 31, 2007. Management’s assessment of internal control over financial reporting was conducted using the criteria in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with management’s assessment of the company’s internal control over financial reporting, management identified the following material weakness in the company’s internal control over financial reporting as of December 31, 2007. Management determined that at December 31, 2007, the company had a material weakness related to its control environment because it did not have a sufficient number of personnel with an appropriate level of U.S. GAAP knowledge and experience commensurate with its financial reporting requirements. Contributing to this lack of sufficient resources was the unanticipated voluntary turnover of key personnel late in the year combined with prior restructuring actions. This material weakness resulted in the identification of adjustments during the financial statement close process that have been recorded in the consolidated financial statements.

Because of the material weakness described above, management has concluded that the company did not maintain effective internal control over financial reporting as of December 31, 2007, based on the Internal Control – Integrated Framework issued by COSO.

Ernst & Young LLP, an independent registered public accounting firm, has audited the company’s internal control over financial reporting as of December 31, 2007, as stated in their attestation report that appears on the following page.

Joseph W. McGrath	Janet Brutschea Haugen
President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm on

Internal Control Over Financial Reporting

To the Board of Directors and Shareholders of Unisys Corporation

We have audited Unisys Corporation’s internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Unisys Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risks, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness related to its control environment because it did not have a sufficient number of personnel with an appropriate level of U.S. GAAP accounting and tax knowledge and experience commensurate with the Company’s financial reporting requirements. This material weakness resulted in the identification of adjustments identified during the financial statement close process that have been recorded in the consolidated financial statements. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and this report does not affect our report dated February 28, 2008 on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Unisys Corporation has not maintained effective internal control over financial reporting as of December 31, 2007 based on the COSO criteria.

Philadelphia, Pennsylvania February 28, 2008

Unisys Corporation

Supplemental Financial Data (Unaudited)

Quarterly financial information

(millions, except per share data)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year

2007

Revenue		$1,348.0	$1,375.7	$1,393.1	$1,535.7	$5,652.5

Gross profit		257.4	299.4	309.1	421.1	1,287.0

Income (loss) before income taxes		(23.0)	(24.9)	5.8	45.6	3.5

Net income (loss)		3.6	(65.5)	(31.0)	13.8	(79.1)

Earnings (loss) per share	– basic	.01	(.19)	(.09)	.04	(.23)

	– diluted	.01	(.19)	(.09)	.04	(.23)

Market price per share	– high	9.47	9.51	9.70	7.90	9.70

	– low	7.78	7.52	6.43	4.42	4.42

2006

Revenue		$1,387.8	$1,407.3	$1,410.1	$1,552.0	$5,757.2

Gross profit		201.9	162.9	258.7	386.1	1,009.6

Income (loss) before income taxes		(35.2)	(203.5)	(61.5)	49.3	(250.9)

Net loss		(27.9)	(194.6)	(77.5)	21.3	(278.7)

Earnings (loss) per share	– basic	(.08)	(.57)	(.23)	.06	(.81)

	– diluted	(.08)	(.57)	(.23)	.06	(.81)

Market price per share	– high	7.20	7.08	6.44	7.87	7.87

	– low	5.77	5.92	4.72	5.53	4.72

In the first, second and fourth quarters of 2007, the company recorded pretax cost-reduction and other charges of $32.7 million, $33.3 million and $50.8 million, respectively. In the first quarter of 2007, the company recorded a pretax gain of $23.7 million on the sale of the company’s media business and a favorable income tax audit settlement of $39.4 million. See Notes 3, 10 and 18 of the Notes to Consolidated Financial Statements.

In the first, second, third and fourth quarters of 2006, the company recorded pretax cost-reduction charges of $145.9 million, $141.2 million, $36.4 million and $6.6 million, respectively. In the first quarter of 2006, the company recorded a pretax gain of $149.9 million on the sale of NUL and a $45.0 million curtailment gain. See Notes 3, 10 and 18 of the Notes to Consolidated Financial Statements.

The individual quarterly per-share amounts may not total to the per-share amount for the full year because of accounting rules governing the computation of earnings per share.

Market prices per share are as quoted on the New York Stock Exchange composite listing.

Five-year summary of selected financial data

(dollars in millions, except per share data)	2007(1)	2006(1)	2005(2)	2004(1)(3)	2003
Results of operations

Revenue	$5,652.5	$5,757.2	$5,758.7	$5,820.7	$5,911.2

Operating income (loss)	85.9	(326.8)	(162.4)	(34.8)	427.7

Income (loss) before income taxes	3.5	(250.9)	(170.9)	(76.0)	380.5

Net income (loss)	(79.1)	(278.7)	(1,731.9)	38.6	258.7

Earnings (loss) per share

Basic	(.23)	(.81)	(5.09)	.12	.79

Diluted	(.23)	(.81)	(5.09)	.11	.78

Financial position

Total assets	$4,137.1	$4,037.9	$4,028.9	$5,620.9	$5,469.6

Long-term debt	1,058.3	1,049.1	1,049.0	898.4	1,048.3

Stockholders’ equity (deficit)	366.6	(64.2)	(32.6)	1,506.5	1,395.2

Stockholders’ equity (deficit) per share	1.04	(.19)	(.10)	4.46	4.20

Other data

Capital additions of properties	$77.5	$70.1	$112.0	$137.0	$116.7

Capital additions of outsourcing assets	137.5	81.0	143.8	177.5	176.2

Investment in marketable software	94.0	105.4	125.7	119.6	144.1

Depreciation and amortization

Properties	115.1	120.5	120.7	136.5	144.4

Outsourcing assets	143.8	135.1	128.8	123.3	82.3

Amortization of marketable software	121.6	132.9	124.7	134.2	123.6

Common shares outstanding (millions)	353.9	345.4	342.2	337.4	331.9

Stockholders of record (thousands)	20.7	22.9	24.1	25.2	26.3

Employees (thousands)	30.0	31.5	36.1	36.4	37.3

(1) Includes pretax cost- reduction and other charges of $116.8 million, $330.1 million and $82.0 million for the years ended December 31, 2007, 2006 and 2004, respectively.

(2) Includes an increase in the valuation allowance for deferred tax assets resulting in a non cash charge of $1,573.9 million.

(3)	Includes a pretax impairment charge of $125.6 million and favorable income tax audit settlements of $97.0 million.