Form 10-K, Exhibit 13
period 2008-12-31
UNISYS CORP
filed 2009-03-02
CIK 746838

Exhibit 13

Unisys Corporation

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

For 2008, the company reported a net loss of $130.1 million. Revenue for 2008 was $5.23 billion, down 7% from 2007 revenue of $5.65 billion. The results include pretax charges of $103.1 million related primarily to cost reduction actions announced in the fourth quarter of 2008. The company’s 2008 financial results also reflect the global economic slowdown in the second half of the year. The company saw this slowdown particularly in its financial services business, but also in other key commercial industries, as clients reacted to economic uncertainties by reducing information technology (IT) spending. Reduced demand for the company’s services and products impacted the company’s revenue and profit margins for the year.

In the fourth quarter of 2008, the company announced an aggressive turnaround program, led by new Chairman and CEO Ed Coleman, to strengthen its profitability and competitive position. The actions involve focusing the company’s global resources, simplifying its business structure, and reducing its cost and expense base. These actions include:

•	Concentrating the company’s investments and resources on business opportunities in fewer, more profitable markets in the IT marketplace;

•	Creating clearly differentiated value propositions within each of its focused markets and solution offerings;

•	Enhancing the cost-efficiency of its services labor delivery model to drive gross margin expansion; and

•	Reducing overhead expense by simplifying its business, streamlining reporting lines and processes, and creating clear lines of accountability for results.

As part of this program, the company announced that it was exploring and taking action upon a wide range of options to reduce its cost base. Initial actions currently underway, which are focused on reducing selling, general and administrative expenses and service delivery costs, are expected to reduce the company’s annual cost structure by more than $225 million. The cost-reduction actions include reductions in third-party expenses, facility consolidations, headcount reductions of approximately 1,300 positions worldwide, and a suspension of company matching contributions to the U.S. 401(k) plan, which had been costing about $50 million annually. The headcount reductions have begun and will continue into 2009. In addition, the company plans to forgo 2009 salary increases in most of its markets.

For 2008, the company reported a net loss of $130.1 million, or $.36 per share. The results included:

•

Pretax cost reduction and other charges of $103.1 million, principally for 1,304 personnel reductions, idle facility costs and asset write downs associated with portfolio exits and lease guarantees. See Note 3 of the Notes to Consolidated Financial Statements; and

•	Pretax pension income of $51.3 million. See Note 17 of the Notes to Consolidated Financial Statements.

For 2007, the company reported a net loss of $79.1 million, or $.23 per share. The results included:

•	Pretax cost reduction and other charges of $116.8 million, principally for 1,737 personnel reductions and idle facility costs. See Note 3 of the Notes to Consolidated Financial Statements;

•	Pretax pension expense of $35.0 million. See Note 17 of the Notes to Consolidated Financial Statements;

•	A pretax gain of $24.7 million on the sale of the company’s media solutions business. See Note 9 of the Notes to Consolidated Financial Statements; and

•	A $39.4 million tax benefit related to an income tax audit settlement. See Note 7 of the Notes to Consolidated Financial Statements.

For 2006, the company reported a net loss of $278.7 million, or $.81 per share. The results included:

•	Pretax cost-reduction charges of $330.1 million, for the cost of 5,665 personnel reductions. See Note 3 of the Notes to Consolidated Financial Statements;

•

Pretax pension expense of $135.5 million, which included a $45.0 million pretax curtailment gain related to changes adopted in the company’s U.S. defined benefit pension plans. See Note 17 of the Notes to Consolidated Financial Statements; and

•

A pretax gain of $149.9 million on the sale of the company’s shares in Nihon Unisys, Ltd. (NUL), a publicly traded company and the exclusive distributor of the company’s hardware and software in Japan. The company sold all of its 30.5 million shares in NUL, generating cash proceeds of approximately $378 million. See Note 9 of the Notes to Consolidated Financial Statements.

Results of operations

Key factors impacting 2006, 2007 and 2008 results of operations

The company’s results in each year reflect a number of actions to reduce costs to achieve profitability. In the last three years, the company has recorded total pretax charges of $550.0 million, comprised of $435.0 million for 8,706 work-force reductions, $61.0 million for idle lease cost and $54.0 million principally related to asset write downs associated with portfolio exits and lease guarantees.

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

As described above, during 2008, the company consolidated facility space and committed to an additional reduction of 1,304 employees. This resulted in pretax charges of $103.1 million. The charges related to work-force reductions of $42.6 million were comprised of the following components: (a) 866 employees in the U.S. for a charge of $20.2 million and (b) 438 employees outside the U.S. for a charge of $22.4 million. The facility charges of $20.4 million principally relate to 15 leased properties that the company ceased using during 2008. In addition, the company recorded pretax charges of $40.1 million, principally related to asset write downs related to portfolio exits and lease guarantees. The pretax charges of $103.1 million were recorded in the following statement of income classifications: cost of revenue – services, $36.1 million; cost of revenue – technology, $14.3 million; selling, general and administrative expenses, $49.0 million; and research and development expenses, $3.7 million.

In March 2006, the company adopted changes to its U.S. defined benefit pension plans effective December 31, 2006. The changes affected most U.S. employees including senior management and included ending the accrual of future benefits in the company’s defined benefit pension plans for employees effective December 31, 2006. No new entrants to the plans are allowed after that date. The changes do not affect the vested accrued pension benefits of current and former employees, including retirees. As a result of the amendment to stop accruals for future benefits in its U.S. defined benefit pension plans, the company recorded a pretax curtailment gain of $45.0 million in 2006. Effective January 1, 2007, the company increased its matching contribution for its U.S. defined contribution plan to 100 percent of the first 6 percent of eligible pay contributed by participants. The company match was made in company common stock. Effective January 1, 2009, the company match to the U.S. employee savings plan was suspended.

In April 2008, the company adopted changes to certain of its U.K. defined benefit pension plans whereby effective June 30, 2008 all future accruals of benefits under the plans ceased. As a result of this change, the company recorded a pretax curtailment loss of $1.4 million in the second quarter of 2008. In addition, the company has enhanced its contributions to certain U.K. defined contribution plans, effective July 1, 2008.

Company results

Revenue for 2008 was $5.23 billion compared with 2007 revenue of $5.65 billion, a decrease of 7%. Services revenue in 2008 decreased by 5% and Technology revenue declined by 22%. Foreign currency had a 1-percentage-point positive impact on revenue in 2008 compared with 2007. Revenue for 2007 was $5.65 billion compared with 2006 revenue of $5.76 billion, a decrease of 2%. Services revenue in 2007 decreased by 1% and Technology revenue declined by 4%. Foreign currency had a 4-percentage-point positive impact on revenue in 2007 compared with 2006. Revenue from international operations in 2008, 2007 and 2006 was $2.99 billion, $3.22 billion and $3.22 billion, respectively. On a constant currency basis, international revenue decreased 9% in 2008 compared with 2007 and decreased 7% in 2007 compared with 2006. Revenue from U.S. operations was $2.24 billion in 2008, $2.43 billion in 2007 and $2.54 billion in 2006.

Pension income for 2008 was $51.3 million compared with pension expense of $35.0 million in 2007 and pension expense of $135.5 million in 2006. The change in 2008 from 2007 was principally due to increases in discount rates and higher returns on plan assets in prior years. The decrease in pension expense in 2007 from 2006 was principally due to the changes made in the U.S. defined benefit pension plans in 2006, discussed above, as well as the higher fair market value of plan assets, higher discount rates, a lower level of employees and a $5.7 million curtailment gain in a defined benefit plan in the Netherlands. The company records pension income or expense, as well as other employee-related costs such as payroll taxes and medical insurance costs, in operating income in the following income statement categories: cost of revenue; selling, general and administrative expenses; and research and development expenses. The amount allocated to each category is based on where the salaries of active employees are charged.

Gross profit percent was 21.5% in 2008, 22.8% in 2007 and 17.5% in 2006. Included in gross profit percent in 2008, 2007 and 2006 were cost reduction charges of $50.4 million, $35.7 million and $218.9 million, respectively. Gross profit percent in 2008 compared with 2007 reflects a decline in pension expense of $66.5 million (income of $39.7 million in 2008 compared with expense of $26.8 million in 2007). Gross profit percent in 2007 compared with 2006 reflects a decline in pension expense of $72.5 million ($26.8 million expense in 2007 compared with $99.3 million expense in 2006).

Selling, general and administrative expenses were $957.0 million in 2008 (18.3% of revenue), $1.02 billion in 2007 (18.1% of revenue) and $1.10 billion in 2006 (19.2% of revenue). Included in selling, general and administrative expenses in 2008, 2007 and 2006 were cost reduction charges of $49.0 million, $62.0 million and $84.6 million, respectively. Selling, general and administrative expenses in 2008 compared with 2007 reflect a decline in pension expense of $14.0 million (income of $4.7 million in 2008 compared with expense of $9.3 million in 2007). In addition in 2008, the company (a) reversed $13.2 million of previously-accrued compensation expense related to performance-based restricted stock units due to a change in the assessment of the achievability of performance goals and (b) recorded approximately $9 million of charges associated with prior year items related principally to employee benefits and lease accounting. See Note 17 of the Notes to Consolidated Financial Statements. Selling, general and administrative expenses in 2007 compared with 2006 reflect a decline in pension expense of $19.5 million ($9.3 million expense in 2007 compared with $28.8 million expense in 2006). Also contributing to the decline in 2007 compared with 2006 was a reduction of $16.7 million in bad debt expense as 2007 benefited from the reversal of bad debt expense due to collections of some long-outstanding receivables.

Research and development (R&D) expenses in 2008 were $129.0 million compared with $179.0 million in 2007 and $231.7 million in 2006. Included in R&D expenses in 2008, 2007 and 2006 were cost reduction charges of $3.7 million, $20.6 million and $29.4 million, respectively. The decrease in R&D expenses in 2008 and 2007, excluding these charges, principally reflects changes in the company’s development model as the company has focused its investments on value-added software and services while partnering with outside companies on hardware and systems design and development.

In 2008, the company reported an operating profit of $40.7 million compared with an operating profit of $85.9 million in 2007 and an operating loss of $326.8 million in 2006. The principal items affecting the comparison of 2008 with 2007 were the overall revenue decline and the expiration of the one-time fixed royalty fee from NUL, discussed below. Revenue in 2008 declined approximately $56 million due to the expiration of this royalty fee. Operating profit in 2008 compared with 2007 also reflected a decline in pension expense of $86.3 million (pension income of $51.3 million in 2008 compared with pension expense of $35.0 million in 2007) and cost reduction charges of $103.1 million in 2008 compared with $118.3 million in 2007. The principal item affecting the comparison of 2007 with 2006 was a $118.3 million charge in 2007 compared with $332.9 million charge in 2006 related to the cost reduction actions.

Interest expense was $85.1 million in 2008, $76.3 million in 2007 and $77.2 million in 2006. The increase in interest expense in 2008 was primarily due to increased interest rates related to the refinancing of the $200 million 7 7/8% notes due 2008 with the company’s $210 million 12  1/2% notes due 2016. The decrease in 2007 compared with 2006 was principally due to lower average debt.

Other income (expense), net was expense of $32.6 million in 2008, compared with expense of $6.1 million in 2007 and income of $153.1 million in 2006. The difference in 2008 from 2007 was principally due to a gain of $24.7 million on the sale of the company’s media business in 2007. The difference in 2007 from 2006 was principally due to (a) a gain of $24.7 million on the sale of the company’s media business in 2007 compared with a gain of $149.9 million on the sale of all of the company’s shares of NUL in 2006 (see Note 9 of the Notes to Consolidated Financial Statements), (b) minority interest expense of $23.4 million in 2007 compared with minority interest expense of $6.0 million in 2006 related to minority shareholders’ portion of earnings of Intelligent Processing Solutions Limited, and (c) an expense in 2007 of $10.7 million to settle an escheat audit.

Income (loss) before income taxes in 2008 was a loss of $77.0 million compared with income of $3.5 million in 2007 and losses of $250.9 million in 2006. The changes were principally due to the revenue declines, discussed above.

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

The company evaluates quarterly the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the company’s forecast of future taxable income and available tax-planning strategies that could be implemented to realize the net deferred tax assets. The company uses tax-planning strategies to realize or renew net deferred tax assets to avoid the potential loss of future tax benefits.

In 2005, based upon the level of historical taxable income and projections of future taxable income over the periods during which the deferred tax assets are deductible, management concluded that it is more likely than not that the U.S. and certain foreign deferred tax assets in excess of deferred tax liabilities would not be realized. A full valuation allowance was recognized in 2005 and is currently maintained for all U.S. and certain foreign deferred tax assets in excess of deferred tax liabilities. The company will record a tax provision or benefit for those international subsidiaries that do not have a full valuation allowance against their deferred tax assets. Any profit or loss recorded for the company’s U.S. operations will have no provision or benefit associated with it. As a result, the company’s provision or benefit for taxes will vary significantly depending on the geographic distribution of income.

The realization of the remaining net deferred tax assets of approximately $85 million as of December 31, 2008 is primarily dependent on forecasted future taxable income within certain foreign jurisdictions. Any reduction in estimated forecasted future taxable income may require the company to record an additional valuation allowance against the remaining deferred tax assets. Any increase or decrease in the valuation allowance would result in additional or lower income tax expense in such period and could have a significant impact on that period’s earnings.

The provision for income taxes in 2008 was $53.1 million compared with a provision of $82.6 million in 2007 and a provision of $27.8 million in 2006. The 2008 income tax provision includes a $7.8 million benefit related to provisions in the Housing and Economic Recovery Act of 2008 permitting certain research and alternative minimum tax (AMT) credit carryforwards to be refundable, a $9.7 million benefit due to a change in judgment resulting in a decrease in valuation allowances and a tax benefit of $8.7 million related to prior year tax adjustments. The 2007 income tax provision includes a benefit of $39.4 million related to a Netherlands income tax audit settlement and a provision of $8.9 million due to a reduction of the UK income tax rate and its impact on the UK deferred tax assets (see Note 7 of the Notes to Consolidated Financial Statements). The increases in the 2008 and 2007 tax provision as compared with 2006 resulted from foreign withholding taxes and improved earnings in certain foreign jurisdictions during 2008 and 2007, while the company continues to record a full valuation allowance on pretax losses in jurisdictions where it is not more likely than not that the benefit of such losses will be realized.

In March 2006, the company sold all of the shares it owned in NUL, a publicly traded Japanese company. The company received gross proceeds of $378.1 million and recognized a pretax gain of $149.9 million in 2006. NUL continues to be the exclusive distributor of the company’s hardware and software in Japan.

During the year ended December 31, 2006, the company recorded an equity loss related to NUL of $4.2 million, which was recorded in “Other income (expense), net” in the company’s consolidated statements of income. For the years ended December 31, 2008, 2007 and 2006, total direct and indirect sales to NUL were approximately $134 million, $185 million and $245 million, respectively.

In 2005, the company and NUL amended the terms of a license and support agreement pursuant to which NUL receives access to certain of the company’s intellectual property and support services. Under the revised arrangement, the company has granted NUL a perpetual license to the intellectual property, and, in lieu of an annual royalty, NUL paid the company a one-time fixed fee of $225 million, one-half of which was paid in October 2005 and one-half of which was paid in September 2006. The company recognized the $225 million as revenue over the three-year period ended March 31, 2008. The royalty fees are included in the direct and indirect sales disclosed above. In addition, the parties agreed that NUL would pay the company a fee of $20 million per year during the three years ended March 31, 2008 for the support services it provides under the license and support agreement. In 2007, NUL exercised an option to renew the support services arrangement for an additional two years at the same price.

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

Also included in the Technology segment’s sales and operating profit are hardware and software sold to the Services segment for internal use in Services agreements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2008, 2007 and 2006, was $38.5 million, $17.3 million and $16.4 million, respectively. The profit on these transactions is eliminated in Corporate.

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

Information by business segment for 2008, 2007 and 2006 is presented below:

(millions of dollars)	Total	Eliminations	Services	Technology
2008
Customer revenue	$5,233.2		$4,603.6	$629.6
Intersegment		$(232.0)	13.9	218.1
Total revenue	$5,233.2	$(232.0)	$4,617.5	$847.7
Gross profit percent	21.5%		18.1%	43.5%
Operating income percent	.8%		3.0%	4.1%

2007
Customer revenue	$5,652.5		$4,846.7	$805.8
Intersegment		$(206.7)	13.9	192.8
Total revenue	$5,652.5	$(206.7)	$4,860.6	$998.6
Gross profit percent	22.8%		17.4%	47.0%
Operating income percent	1.5%		2.5%	8.3%

2006
Customer revenue	$5,757.2		$4,917.2	$840.0
Intersegment		$(250.3)	14.8	235.5
Total revenue	$5,757.2	$(250.3)	$4,932.0	$1,075.5
Gross profit percent	17.5%		15.1%	44.2%
Operating income (loss) percent	(5.7)%		(.5)%	1.7%

Gross profit percent and operating income percent are as a percent of total revenue.

Customer revenue by classes of similar products or services, by segment, for 2008, 2007 and 2006 is presented below:

Year ended December 31 (millions)	2008	2007	Percent Change	2006	Percent Change
Services
Systems integration and consulting	$1,490.5	$1,504.2	(.9)%	$1,591.8	(5.5)%
Outsourcing	2,006.6	2,039.7	(1.6)%	1,916.2	6.4%
Infrastructure services	735.1	878.2	(16.3)%	948.2	(7.4)%
Core maintenance	371.4	424.6	(12.5)%	461.0	(7.9)%
	4,603.6	4,846.7	(5.0)%	4,917.2	(1.4)%
Technology
Enterprise-class servers	515.8	647.3	(20.3)%	668.6	(3.2)%
Specialized technologies	113.8	158.5	(28.2)%	171.4	(7.5)%
	629.6	805.8	(21.9)%	840.0	(4.1)%
Total	$5,233.2	$5,652.5	(7.4)%	$5,757.2	(1.8)%

In the Services segment, customer revenue was $4.60 billion in 2008, $4.85 billion in 2007 and $4.92 billion in 2006. Foreign currency had about a 1-percentage-point positive impact on Services revenue in 2008 compared with 2007.

Revenue from systems integration and consulting decreased .9% from $1.50 billion in 2007 to $1.49 billion in 2008; in 2007 it decreased 5.5% from $1.59 billion in 2006. The 2007 decline was due to disruptions in this business related to streamlining of the portfolio, personnel retraining and other repositioning actions.

Outsourcing revenue decreased 1.6% from $2.04 billion in 2007 to $2.01 billion in 2008; in 2007 it increased by 6.4% from $1.92 billion in 2006, led by increases in both information technology outsourcing (ITO) and business processing outsourcing (BPO).

Infrastructure services revenue declined 16.3% from $878.2 million in 2007 to $735.1 million in 2008; in 2007 it decreased 7.4% from $948.2 million in 2006. The decline in both periods was due to weakness in demand for network design and consulting projects, the shift of project-based infrastructure work to managed outsourcing contracts and the company’s shift away from low-margin project work.

Core maintenance revenue declined 12.5% from $424.6 million in 2007 to $371.4 million in 2008; it decreased 7.9% in 2007 from $461.0 million in 2006. The company expects the secular decline of core maintenance to continue.

Services gross profit was 18.1% in 2008, 17.4% in 2007 and 15.1% in 2006. Services operating income (loss) percent was 3.0% in 2008 compared with 2.5% in 2007 and (0.5)% in 2006. Services margins in 2008 reflect a decline in pension expense in gross profit of $64.7 million (income of $37.5 million in 2008 compared with expense of $27.2 million in 2007) and a decline in pension expense in operating income of $76.4 million (income of $41.2 million in 2008 compared with expense of $35.2 million in 2007). The improvement in the Services margins in 2007 compared with 2006 was principally due to the benefits derived from the cost-reduction actions as well as a decline in pension expense in gross profit of $70.6 million ($27.2 million in 2007 compared with $97.8 million in 2006) and a decline in pension expense in operating income of $85.9 million ($35.2 million in 2007 compared with $121.1 million in 2006).

In the Technology segment, customer revenue was $629.6 million in 2008, $805.8 million in 2007 and $840.0 million in 2006. Foreign currency translation had about a 1-percentage-point positive impact on Technology revenue in 2008 compared with 2007. The decline in Technology revenue in 2008 reflects the NUL revenue decline beginning in April 2008 due to expiration of the royalty fee, discussed above. The company had recognized revenue of $18.8 million per quarter ($8.5 million in enterprise-class servers and $10.3 million in specialized technologies) under this royalty agreement over the three–year period ended March 31, 2008. The expiration of this royalty from NUL contributed about 7 percentage points, or approximately $56 million, of the technology segment’s 22% decline in revenue. The company expects that future technology revenue will reflect the continuing secular decline in enterprise servers.

Revenue for the company’s enterprise-class servers, which includes the company’s ClearPath and ES7000 product families, declined 20.3% from $647.3 million in 2007 to $515.8 million in 2008; it decreased 3.2% in 2007 from $668.6 million in 2006. The decline in 2008 compared with 2007 was principally due to the secular decline in enterprise-class servers and the expiration of the NUL royalty, described above.

Revenue from specialized technologies, which includes third-party technology products, the company’s payment systems products and royalties from the company’s agreement with NUL, decreased 28.2% from $158.5 million in 2007 to $113.8 million in 2008; it decreased 7.5% in 2007 from $171.4 million in 2006. The 2008 decline was principally due to the ending of the NUL royalties, discussed above.

Technology gross profit was 43.5% in 2008, 47.0% in 2007 and 44.2% in 2006. Technology operating income percent was 4.1% in 2008 compared with 8.3% in 2007 and 1.7% in 2006. The decline in operating profit margin in 2008 compared with 2007 primarily reflects the NUL revenue decline, discussed above, as well as the continuing secular decline in enterprise servers. The improvement in the Technology margins in 2007 compared with 2006 was principally due to a higher mix of high margin software revenue in 2007 compared with 2006 as well as a decline in pension expense included in gross profit of $1.9 million ($.4 million income in 2007 compared with $1.5 million of expense in 2006) and a decline in pension expense included in operating income of $14.6 million ($.2 million income in 2007 compared with $14.4 million of expense in 2006).

New accounting pronouncements

See Note 5 of the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on results of operations and financial condition.

Financial condition

The company’s principal sources of liquidity are cash on hand, cash from operations and its U.S. trade accounts receivable facility, which is discussed below. The company’s anticipated future cash expenditures are discussed below and include anticipated contributions to its defined benefit pension plans and payments in respect of cost-reduction actions. The company also has a revolving credit facility, which expires in May 2009 that provides for loans and letters of credit up to an aggregate of $275 million. Given the global economic slowdown and resultant tight credit markets, the company does not expect to renew or replace its existing revolving credit facility before its expiration on May 31, 2009. In addition, the company’s ability to refinance or exchange its $300 million senior notes due in March 2010 could be affected by the adverse credit market conditions. The volatility and disruption in financial markets could also impact the company’s ability to utilize surety bonds, letters of credit, foreign exchange derivatives and other financial instruments the company uses to conduct its business. In addition to the actions discussed above to reduce its cost structure, the company will continue to focus on working capital management and to tightly manage capital expenditures. Given these actions and its cash on hand at December 31, 2008, the company believes that it will have adequate sources of liquidity to meet its expected 2009 cash requirements.

Cash and cash equivalents at December 31, 2008 were $544.0 million compared with $830.2 million at December 31, 2007. Cash and cash equivalents at December 31, 2007 included $204 million of proceeds from a debt issuance in December 2007 used to refinance other debt in January 2008, discussed below.

During 2008, cash provided by operations was $254.6 million compared with $173.1 million in 2007. Cash expenditures related to current-year and prior-year restructuring actions (which are included in operating activities) in 2008 and 2007 were $60.4 million and $151.7 million, respectively. Cash expenditures for the current-year and prior-year restructuring actions are expected to be approximately $68 million in 2009. In 2007, the company received a tax refund of approximately $57 million from the Netherlands related to a settlement of an income tax audit. At December 31, 2008 and December 31, 2007, receivables of $141 million and $140 million, respectively, were sold under the company’s U.S. securitization.

Cash used for investing activities in 2008 was $283.0 million compared with cash used of $290.7 million in 2007. Proceeds from investments and purchases of investments reflect the cash flows from derivative financial instruments used to manage the company’s currency exposure to market risks from changes in foreign currency exchange rates. In 2008, net proceeds of investments were $17.9 million compared with net purchases of $9.8 million in 2007. In addition in 2008, the investment in marketable software was $84.5 million compared with $94.0 million in 2007, capital additions of properties were $76.9 million in 2008 compared with $77.5 million in 2007 and capital additions of outsourcing assets were $133.1 million in 2008 compared with $137.5 million in 2007. During 2007, the company financed the acquisition of $22.6 million of internal-use software licenses and $6.8 million of outsourcing assets. The company has announced its plans to significantly reduce capital expenditures from $294.5 million in 2008 to approximately $200 million to $250 million in 2009.

Cash used for financing activities during 2008 was $200.9 million compared with cash provided of $209.6 million in 2007. The prior-year period includes $204.2 million net proceeds from the December 2007 issuance of $210 million of 12 1/2% senior notes due 2016. Using the proceeds from such notes, on January 11, 2008, the company redeemed, at par, all $200 million of its 7 7/8% senior notes due April 1, 2008. The prior-year period includes $12.3 million of cash received due to the exercise of stock options compared with zero received in 2008. The prior-year period also includes a cash expenditure of $5.8 million for dividends paid to minority shareholders.

At December 31, 2008, total debt was $1.1 billion, a decrease of $202.1 million from December 31, 2007, due to the debt refinancing described above.

The company’s revolving credit facility, which expires in May 2009 provides for loans and letters of credit up to an aggregate of $275 million. As of December 31, 2008, there were letters of credit of $62.1 million issued under the facility and there were no cash borrowings. The credit facility is secured by the company’s assets, except that the collateral does not include accounts receivable that are subject to the receivables facility, U.S. real estate or the stock or indebtedness of the company’s U.S. operating subsidiaries. Under the terms of the maturing facility, the company expects to be required to cash collateralize the letters of credit outstanding under the facility as at March 2, 2009. Borrowings under the facility bear interest based on short-term rates and the company’s credit rating. The credit agreement contains customary representations and warranties, including no material adverse change in the company’s business, results of operations or financial condition. It also contains financial covenants requiring the company to maintain certain interest coverage, leverage and asset coverage ratios and a minimum amount of liquidity, which could reduce the amount the company is able to borrow. The credit facility also includes covenants limiting liens, mergers, asset sales, dividends and the incurrence of debt. Events of default include nonpayment, failure to perform covenants, materially incorrect representations and warranties, change of control and default under other debt aggregating at least $25 million. If an event of default were to occur under the credit agreement, the lenders would be entitled to declare all amounts borrowed under it immediately due and payable. The occurrence of an event of default under the credit agreement could also cause the acceleration of obligations under certain other agreements and the termination of the company’s U.S. trade accounts receivable facility, discussed below.

In addition, the company and certain international subsidiaries have access to uncommitted lines of credit from various banks.

On May 16, 2008, the company entered into a new three-year, U.S. trade accounts receivable facility. Under this facility, the company has agreed to sell, on an ongoing basis, through Unisys Funding Corporation I, a wholly owned subsidiary, up to $150 million of interests in eligible U.S. trade accounts receivable. The facility replaced the company’s U.S. trade accounts receivable facility that was scheduled to terminate on May 28, 2008. Under the new facility, receivables are sold at a discount that reflects, among other things, a yield based on LIBOR subject to a minimum rate. The new facility includes customary representations and warranties, including no material adverse change in the company’s business, assets, liabilities, operations or financial condition. It also requires the company to maintain a minimum fixed charge coverage ratio and requires the maintenance of certain ratios related to the sold receivables. The facility will be subject to early termination if, as of February 28, 2010, the company’s 6.875% Senior Notes due 2010 have not been refinanced or extended to a date later than May 16, 2011. Other termination events include failure to perform covenants, materially incorrect representations and warranties, change of control and default under debt aggregating at least $25 million. The average life of the receivables sold is about 54 days. At December 31, 2008 and December 31, 2007, the company had sold $141 million and $140 million, respectively, of eligible receivables.

At December 31, 2008, the company has met all covenants and conditions under its various lending and funding agreements. The company expects to continue to meet these covenants and conditions.

As described more fully in Notes 3, 10 and 13 of the Notes to Consolidated Financial Statements, at December 31, 2008, the company had certain cash obligations, which are due as follows:

(millions of dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$1,062.1	$.5	$301.0	$400.6	$360.0
Internal-use software financing	10.3	8.3	2.0	–	–
Interest payments on long-term debt	445.0	91.6	152.3	110.0	91.1
Capital lease obligations	1.1	1.0	.1	–	–
Operating leases	453.3	100.4	141.5	87.0	124.4
Minimum purchase obligations	38.3	8.7	15.8	13.8	–
Work-force reductions	52.3	52.3	–	–	–
Total	$2,062.4	$262.8	$612.7	$611.4	$575.5

As described in Note 17 of the Notes to Consolidated Financial Statements, the company expects to make cash contributions of approximately $90 million to its worldwide defined benefit pension plans, principally international plans, in 2009. In accordance with regulations governing contributions to U.S. defined benefit pension plans, the company is not required to make cash contributions to its U.S. qualified defined benefit pension plan in 2009. Under current U.S. Pension Protection Act (PPA) rules, the company believes the cash contribution it would be required to make in 2010 to its U.S. qualified defined benefit pension plan would be approximately $90 million. This amount could be less if the markets have a significant rally in 2009 or if Congress makes legislative changes to the PPA.

At December 31, 2008, the company had outstanding standby letters of credit and surety bonds of approximately $265 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material.

The company may, from time to time, redeem, tender for, or repurchase its securities in the open market or in privately negotiated transactions depending upon availability, market conditions and other factors. The company has on file with the Securities and Exchange Commission an effective registration statement covering $440 million of debt or equity securities, which expires in May 2009 and enables the company to be prepared for future market opportunities. In November 2008, the company filed a registration statement for an additional $660 million of securities. This registration statement is not yet effective.

Stockholders’ equity decreased $1.82 billion during 2008, principally reflecting a decline of $1.63 billion in the funded status of the company’s defined benefit plans, a net loss of $130.1 million, and $106.2 million of currency translation losses, offset in part by $42.8 million from share-based plans.

Market risk

The company has exposure to interest rate risk from its short-term and long-term debt. In general, the company’s long-term debt is fixed rate, and, to the extent it has any, its short-term debt is variable rate. See Note 10 of the Notes to Consolidated Financial Statements for components of the company’s long-term debt. The company believes that the market risk assuming a hypothetical 10% increase in interest rates would not be material to the fair value of these financial instruments, or the related cash flows, or future results of operations.

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

The company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign currency exchange rates applied to these derivative financial instruments described above. As of December 31, 2008 and 2007, the analysis indicated that such market movements would have reduced the estimated fair value of these derivative financial instruments by approximately $3 million and $50 million, respectively. The decline in the estimated fair value of these derivative financial instruments reflects the fact that in the fourth quarter of 2008 the company capitalized certain intercompany balances for foreign subsidiaries which reduced the need for these derivatives. Based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and the company’s actual exposures and hedges, actual gains and losses in the future may differ from the above analysis.

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

Recoverability of outsourcing assets is subject to various business risks, including the timely completion and ultimate cost of the outsourcing solution, and realization of expected profitability of existing outsourcing contracts. The company quarterly compares the carrying value of the outsourcing assets with the undiscounted future cash flows expected to be generated by the outsourcing assets to determine if there is an impairment. If impaired, the outsourcing assets are reduced to an estimated fair value on a discounted cash flow approach. The company prepares its cash flow estimates based on assumptions that it believes to be reasonable but are also inherently uncertain. Actual future cash flows could differ from these estimates. At December 31, 2008 and 2007, the net capitalized amount related to outsourcing contracts was $314.9 million and $409.4 million, respectively.

Revenue recognition

The majority of the company’s sales agreements contain standard business terms and conditions; however, some agreements contain multiple elements or non-standard terms and conditions. As discussed in Note 1 of the Notes to Consolidated Financial Statements, the company enters into multiple-element arrangements, which may include any combination of hardware, software or services. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting, including whether the deliverables specified in a multiple-element arrangement should be treated as separate units of accounting for revenue recognition purposes, and, if so, how the price should be allocated among the elements and when to recognize revenue for each element. The company recognizes revenue on delivered elements only if: (a) any undelivered products or services are not essential to the functionality of the delivered products or services, (b) the company has an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services, (c) there is evidence of the fair value for each undelivered product or service, and (d) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized as the undelivered elements are delivered. For arrangements with multiple elements where software is more than incidental to the arrangement, fair value of undelivered products or services is determined by “vendor-specific objective evidence,” which is based upon normal pricing and discounting practices for those products and services when sold separately. The company’s continued ability to determine vendor-specific objective evidence of fair value will depend on continued sufficient volumes and sufficient consistent pricing of stand-alone sales of such undelivered elements. In addition, the company’s revenue recognition policy states that revenue is not recognized until collectibility is deemed probable. Changes in judgments on these assumptions and estimates could materially impact the timing of revenue recognition.

For long-term fixed price systems integration contracts, the company recognizes revenue and profit as the contracts progress using the percentage-of-completion method of accounting, which relies on estimates of total expected contract revenues and costs. The company follows this method because reasonably dependable estimates of the revenue and costs applicable to various elements of a contract can be made. The financial reporting of these contracts depends on estimates, which are assessed continually during the term of the contracts and therefore, recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. Accordingly, favorable changes in estimates result in additional revenue and profit recognition, and unfavorable changes in estimates result in a reduction of recognized revenue and profit. When estimates indicate that a loss will be incurred on a contract upon completion, a provision for the expected loss is recorded in the period in which the loss becomes evident. As work progresses under a loss contract, revenue continues to be recognized, and a portion of the contract costs incurred in each period is charged to the contract loss reserve. For other systems integration projects, the company recognizes revenue when the services have been performed.

Income Taxes

The company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or the entire deferred tax asset will not be realized. In 2005, the company recorded a noncash charge of $1.6 billion to increase the valuation allowance against deferred taxes.

At December 31, 2008 and 2007, the company had deferred tax assets in excess of deferred tax liabilities of $2,672 million and $2,042 million, respectively. For the reasons cited below, at December 31, 2008 and 2007, management determined that it is more likely than not that $85 million and $75 million, respectively, of such assets will be realized, resulting in a valuation allowance of $2,587 million and $1,967 million, respectively.

The company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the company’s historical profitability, forecast of future taxable income and available tax-planning strategies that could be implemented to realize the net deferred tax assets. The company uses tax-planning strategies to realize or renew net deferred tax assets to avoid the potential loss of future tax benefits.

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

Effective January 1, 2007, the company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The company maintains reserves for estimated tax exposures including penalties and interest. Income tax exposures include potential challenges of research and development credits and intercompany pricing. Exposures are settled primarily through the settlement of audits within these tax jurisdictions, but can also be affected by changes in applicable tax law or other factors, which could cause management of the company to believe a revision of past estimates is appropriate. Management believes that an appropriate liability has been established for estimated exposures; however, actual results may differ materially from these estimates. The liabilities are reviewed quarterly for their adequacy and appropriateness (see Note 7 of the Notes to Consolidated Financial Statements).

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

As permitted for purposes of computing pension expense, the company uses a calculated value of plan assets (which is further described below). This allows that the effects of the performance of the pension plan’s assets and changes in pension liability discount rates on the company’s computation of pension income (expense) be amortized over future periods. A substantial portion of the company’s pension plan assets and liabilities relates to its qualified defined benefit plan in the United States.

A significant element in determining the company’s pension income (expense) is the expected long-term rate of return on plan assets. The company sets the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. The company considers the current expectations for future returns and the actual historical returns of each asset class. Also, because the company’s investment policy is to actively manage certain asset classes where the potential exists to outperform the broader market, the expected returns for those asset classes are adjusted to reflect the expected additional returns. For 2009 and 2008, the company has assumed that the expected long-term rate of return on U.S. plan assets will be 8.75%. A change of 25 basis points in the expected long-term rate of return for the company’s U.S. pension plan causes a change of approximately $11 million in pension expense. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over four years. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (expense). At December 31, 2008, for the company’s U.S. qualified defined benefit pension plan, the calculated value of plan assets was $4.58 billion and the fair value was $3.30 billion.

At the end of each year, the company determines the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the company looks to rates of return on high-quality, fixed-income investments that (a) receive one of the two highest ratings given by a recognized ratings agency and (b) are currently available and expected to be available during the period to maturity of the pension benefits. At December 31, 2008, the company determined this rate to be 6.75% for its U.S. defined benefit pension plans, an increase of 37 basis points from the rate used at December 31, 2007. A change of 25 basis points in the U.S. discount rate causes a change in pension expense of approximately $11 million and a change of approximately $111 million in the benefit obligation. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, has been deferred, as permitted.

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

As a minimum, amortization of an unrecognized net gain or loss must be included as a component of net pension cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the calculated value of plan assets. If amortization is required, the minimum amortization is that excess above the 10 percent divided by the average remaining service period of active employees expected to receive benefits under the plan. For the company’s U.S. defined benefit pension plan, that period is approximately 8.2 years. At December 31, 2008, based on the calculated value of plan assets, the estimated unrecognized loss was $1.11 billion.

For the year ended December 31, 2008, the company recognized consolidated pretax pension income of $51.3 million, compared with pretax pension expense of $35.0 million of consolidated pretax pension expense for the year ended December 31, 2007. The decrease in pension expense in 2008 from 2007 was principally due to increases in discount rates and higher return on plan assets in prior years. See Note 17 of the Notes to Consolidated Financial Statements.

For 2009, the company expects to recognize pension income of approximately $11 million comprising $12 million of income in the U.S. and $1 million of expense in international plans. This would represent a decrease in pension income of approximately $40 million from 2008.

During 2008, the company made cash contributions to its worldwide defined benefit pension plans (principally international plans) of approximately $78 million and expects to make cash contributions of approximately $90 million during 2009. In accordance with regulations governing contributions to U.S. defined benefit pension plans, the company is not required to make cash contributions to its U.S. qualified defined benefit pension plan in 2009. However, under current U.S. Pension Protection Act (PPA) rules, the company believes the cash contribution it would be required to make in 2010 to its U.S. qualified defined benefit pension plan would be approximately $90 million. This amount could be less if the markets have a significant rally in 2009 or if Congress makes legislative changes to the PPA.

Restructuring

In each of the last three years, the company engaged in actions associated with cost reduction initiatives which are accounted for under SFAS No. 112, “Employers’ Accounting for Postemployment Benefits,” SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” and SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.” The company’s cost-reduction actions require significant estimates including (a) expenses for severance and other employee separation costs, (b) remaining lease obligations, including sublease income, and (c) other exit costs. The company has accrued amounts that it believes are its best estimates of the obligations it expects to incur in connection with these actions, but these estimates are subject to change due to market conditions and final negotiations. Should the actual amounts differ from the estimated amounts, the charges could be materially impacted. In 2008, 2007 and 2006, the company recognized $550.0 million in cost reduction charges, which are discussed in more detail in Note 3 of the Notes to Consolidated Financial Statements.

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

Factors that could affect future results include the following:

The company’s business is affected by the economic and business environment. The company’s 2008 financial results were impacted by a global economic slowdown in the second half of the year. The company saw this slowdown particularly in its financial services business but also in other key commercial industries, as clients reacted to economic uncertainties by reducing IT spending. Decreased demand for the company’s services and products impacted its revenue and profit margins for the year. If current economic conditions continue or worsen, including if the company’s customers are unable to obtain financing to purchase the company’s services and products due to tight credit conditions, the company could see further reductions in demand and increased pressure on revenue and profit margins. The company could also see a further consolidation of firms in the financial services industry, which could also result in a decrease in demand. In addition, during the recent period of disruption in the financial markets, the market price for the company’s common shares has declined substantially. The company’s business could also be affected by acts of war, terrorism or natural disasters. Current world tensions could escalate, and this could have unpredictable consequences on the world economy and on the company’s business.

The company’s future results may depend on its ability to access external credit markets. The capital and credit markets have been experiencing extreme volatility and disruption during the past year. In addition, the commercial lending market has contracted, with limited new loan originations or refinancings taking place. Based on the current lending environment, the company expects to have difficulty accessing significant additional capital in the credit markets on acceptable terms. Given tight credit markets, along with the company’s credit rating, the company does not expect to renew or replace its existing revolving credit facility before its expiration on May 31, 2009. Under the terms of the maturing facility the company expects to be required to cash collateralize the letters of credit outstanding under the facility as of March 2, 2009. Also, the company’s ability to refinance or exchange its $300 million senior notes due in March 2010 could be affected by the adverse credit market conditions. The turmoil and volatility in financial markets may also impact the company’s ability to utilize surety bonds, letters of credit, foreign exchange derivatives and other financial instruments the company uses to conduct its business. Although the company intends to use cash on hand to address its 2009 liquidity needs, its ability to do so assumes that its operations will continue to generate sufficient cash and that its cash requirements will not materially exceed current estimates.

The company has significant pension obligations. The company has unfunded obligations under its domestic and international defined benefit pension plans. The company expects to make cash contributions of approximately $90 million to its worldwide, primarily international, defined benefit pension plans in 2009. Although the company is not required to make cash contributions to its U.S. qualified defined benefit pension plan in 2009 under current Pension Protection Act rules, the company believes the cash contribution it would be required to make to this plan in 2010 is approximately $90 million. A further deterioration in the value of the company’s worldwide defined benefit pension plan assets could require the company to make larger cash contributions to its defined benefit pension plans in the future, which would reduce the cash available for working capital and other corporate uses and may have an adverse impact on the company’s operations, financial condition and liquidity.

The company’s future results will depend on the success of its turnaround program. Over the past several years, the company has implemented and is continuing to implement, significant cost-reduction measures intended to achieve profitability. The company has incurred significant cost reduction charges in connection with these efforts. If the cost reduction actions are not fully completed or are not completed in a timely manner, the company may not realize their full potential benefits. The expected amount of anticipated cost savings from these actions is also subject to currency exchange rate fluctuations with regard to actions taken outside the United States. Future results will also depend in part on the success of the company’s program to focus its global resources and simplify its business structure. This program is based on various assumptions, including assumptions regarding market segment growth, client demand, and the proper skill set of and training for sales and marketing management and personnel, all of which are subject to change. Furthermore, the company’s institutional stockholders may attempt to influence these strategies.

The company faces aggressive competition in the information services and technology marketplace. The information services and technology markets in which the company operates include a large number of companies vying for customers and market share both domestically and internationally. The company’s competitors include consulting and other professional services firms, systems integrators, outsourcing providers, infrastructure services providers, computer hardware manufacturers and software providers. Some of the company’s competitors may develop competing products and services that offer better price-performance or that reach the market in advance of the company’s offerings. Some competitors also have or may develop greater financial and other resources than the company, with enhanced ability to compete for market share, in some instances through significant economic incentives to secure contracts. Some also may be better able to compete for skilled professionals. Any of these factors could lead to reduced demand for the company’s products and services and could have an adverse effect on the company’s business. Future results will depend on the company’s ability to mitigate the effects of aggressive competition on revenues, pricing and margins and on the company’s ability to attract and retain talented people.

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

The company’s future results will depend on its ability to retain significant clients. The company has a number of significant long-term contracts with clients, including governmental entities, and its future success will depend, in part, on retaining its relationships with these clients. The company could lose clients due to contract expiration, conversion to a competing service provider, disputes with clients or a decision to in-source services, including for contracts with governmental entities as part of the rebid process. The company could also lose clients as a result of their merger, acquisition or business failure. The company may not be able to replace the revenue and earnings from any such lost client.

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

Future results will also depend in part on the company’s ability to drive profitable growth in consulting and systems integration. The company’s ability to grow profitably in this business will depend on the level of demand for systems integration projects and the portfolio of solutions the company offers for specific industries. It will also depend on an improvement in the utilization of services delivery personnel and on the company’s ability to work through disruptions in this business related to the turnaround program. In addition, profit margins in this business are largely a function of the rates the company is able to charge for services and the chargeability of its professionals. If the company is unable to attain sufficient rates and chargeability for its professionals, profit margins will suffer. The rates the company is able to charge for services are affected by a number of factors, including clients’ perception of the company’s ability to add value through its services; introduction of new services or products by the company or its competitors; pricing policies of competitors; and general economic conditions. Chargeability is also affected by a number of factors, including the company’s ability to transition employees from completed projects to new engagements, and its ability to forecast demand for services and thereby maintain an appropriate headcount.

Future results will also depend, in part, on market demand for the company’s high-end enterprise servers and maintenance on these servers. In the company’s technology business, high-end enterprise servers and maintenance on these servers continue to experience secular revenue declines. The company continues to apply its resources to develop value-added software capabilities and optimized solutions for these server platforms which provide competitive differentiation. Future results will depend, in part, on customer acceptance of ClearPath systems and the company’s ability to maintain its installed base for ClearPath and to develop next-generation ClearPath products that are purchased by the installed base. Future results of the technology business will also depend, in part, on the successful execution of the company’s arrangements with NEC.

The company’s contracts with U.S. governmental agencies may be subject to audits, criminal penalties, sanctions and other expenses and fines. The company frequently enters into contracts with governmental entities. U.S. government agencies, including the Defense Contract Audit Agency and the Department of Labor, routinely audit government contractors. These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The U.S. government also may review the adequacy of, and a contractor’s compliance with contract terms and conditions, its systems and policies, including the contractor’s purchasing, property, estimating, billing, accounting, compensation and management information systems. Any costs found to be overcharged or improperly allocated to a specific contract or any amounts improperly billed for products or services will be subject to reimbursement to the government. If an audit uncovers improper or illegal activities, the company may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government.

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

If the company does not meet New York Stock Exchange listing requirements, its common stock may be delisted. The company’s common stock is listed on the New York Stock Exchange (NYSE) and is subject to various NYSE listing requirements. The company was notified in writing by the NYSE on December 4, 2008 that it was below the NYSE’s criteria for continued listing because the average per share closing price of the common stock over a consecutive 30-trading-day period was less than $1.00. On December 12, 2008, the company notified the NYSE of its intent to take actions to cure the deficiency, including a plan to pursue a reverse stock split. If the company fails to complete the reverse stock split or otherwise fails to meet the NYSE listing requirements, the NYSE may suspend trading in the company’s common stock or delist it from the NYSE. A delisting could negatively impact the company by reducing the liquidity and market price of the common stock and reducing the number of investors willing to hold or acquire it, which could negatively affect the company’s ability to raise equity financing.

The company could face business and financial risk in implementing future dispositions or acquisitions. As part of the company’s business strategy, it may from time to time consider disposing of existing technologies, products and businesses that may no longer be in alignment with its strategic direction, including transactions of a material size or acquiring complementary technologies, products and businesses. Potential risks with respect to dispositions include difficulty finding buyers or alternative exit strategies on acceptable terms in a timely manner; potential loss of employees; and dispositions at unfavorable prices or on unfavorable terms, including relating to retained liabilities. Any acquisitions may result in the incurrence of substantial additional indebtedness or contingent liabilities. Acquisitions could also result in potentially dilutive issuances of equity securities and an increase in amortization expenses related to intangible assets. Additional potential risks associated with acquisitions include integration difficulties; difficulties in maintaining or enhancing the profitability of any acquired business; risks of entering markets in which the company has no or limited prior experience; potential loss of employees or failure to maintain or renew any contracts of any acquired business; and expenses of any undiscovered or potential liabilities of the acquired product or business, including relating to employee benefits contribution obligations or environmental requirements. Further, with respect to both dispositions and acquisitions, management’s attention could be diverted from other business concerns. Current adverse credit conditions could also affect the company’s ability to consummate divestments or acquisitions. The risks associated with dispositions and acquisitions could have a material adverse effect upon the company’s business, financial condition and results of operations. There can be no assurance that the company will be successful in consummating future dispositions or acquisitions on favorable terms or at all.

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

Pending litigation could affect the company’s results of operations or cash flow. There are various lawsuits, claims, investigations and proceedings that have been brought or asserted against the company, which arise in the ordinary course of business, including actions with respect to commercial and government contracts, labor and employment, employee benefits, environmental matters and intellectual property. See Note 15 of the Notes to Consolidated Financial Statements for more information on litigation. The company believes that it has valid defenses with respect to legal matters pending against it. Litigation is inherently unpredictable, however, and it is possible that the company’s results of operations or cash flow could be affected in any particular period by the resolution of one or more of the legal matters pending against it.

Unisys Corporation

Consolidated Financial Statements

Consolidated Statements of Income

Year ended December 31 (millions, except per share data)	2008	2007	2006
Revenue
Services	$4,603.6	$4,846.7	$4,917.2
Technology	629.6	805.8	840.0
	5,233.2	5,652.5	5,757.2
Costs and expenses
Cost of revenue:
Services	3,765.9	3,989.3	4,317.1
Technology	340.6	376.2	430.5
	4,106.5	4,365.5	4,747.6
Selling, general and administrative expenses	957.0	1,022.1	1,104.7
Research and development expenses	129.0	179.0	231.7
	5,192.5	5,566.6	6,084.0
Operating profit (loss)	40.7	85.9	(326.8)
Interest expense	85.1	76.3	77.2
Other income (expense), net	(32.6)	(6.1)	153.1
Income (loss) before income taxes	(77.0)	3.5	(250.9)
Provision for income taxes	53.1	82.6	27.8
Net loss	$(130.1)	$(79.1)	$(278.7)
Loss per share
Basic	$(.36)	$(.23)	$(.81)
Diluted	$(.36)	$(.23)	$(.81)

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Balance Sheets

December 31 (millions)	2008	2007
Assets
Current assets
Cash and cash equivalents	$544.0	$830.2
Accounts and notes receivable, net	818.5	1,059.2
Inventories:
Parts and finished equipment	64.7	91.9
Work in process and materials	70.7	79.2
Deferred income taxes	23.8	18.0
Prepaid expenses and other current assets	116.7	133.7
Total	1,638.4	2,212.2
Properties	1,416.0	1,336.9
Less – Accumulated depreciation and amortization	1,139.5	1,004.7
Properties, net	276.5	332.2
Outsourcing assets, net	314.9	409.4
Marketable software, net	202.0	268.8
Prepaid postretirement assets	20.7	497.0
Deferred income taxes	87.6	93.8
Goodwill	189.4	200.6
Other long-term assets	94.6	123.1
Total	$2,824.1	$4,137.1

Liabilities and stockholders’ equity (deficit)
Current liabilities
Notes payable	$-	$.1
Current maturities of long-term debt	1.5	204.3
Accounts payable	379.2	419.6
Other accrued liabilities	1,045.7	1,272.0
Total	1,426.4	1,896.0
Long-term debt	1,059.1	1,058.3
Long-term postretirement liabilities	1,497.0	420.7
Other long-term liabilities	295.9	395.5
Commitments and contingencies
Stockholders’ equity (deficit)
Common stock, par value $.01 per share (720.0 million shares authorized; 372.1 million shares and 356.1 million shares issued)	3.7	3.6
Accumulated deficit	(2,596.0)	(2,465.9)
Other capital	4,054.5	4,011.8
Accumulated other comprehensive loss	(2,916.5)	(1,182.9)
Stockholders’ equity (deficit)	(1,454.3)	366.6
Total	$2,824.1	$4,137.1

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Cash Flows

Year ended December 31 (millions, except per share data)	2008	2007	2006
Cash flows from operating activities
Net loss	$(130.1)	$(79.1)	$(278.7)
Add (deduct) items to reconcile net loss to net cash provided by operating activities:
Equity loss	–	–	4.5
Company stock issued for U.S. 401(k) plan	41.8	47.4	18.3
Employee stock compensation	1.1	7.7	6.7
Depreciation and amortization of properties	105.7	115.1	120.5
Depreciation and amortization of outsourcing assets	162.6	143.8	135.1
Amortization of marketable software	149.7	121.6	132.9
Disposal of capital assets	12.9	14.2	4.9
Gain on sale of assets	–	(24.7)	(153.2)
(Increase) decrease in deferred income taxes, net	(9.9)	82.7	(66.5)
Decrease in receivables, net	186.7	176.2	14.2
Decrease in inventories	27.2	10.7	19.4
(Increase) decrease in other assets	(119.7)	(32.2)	52.8
(Decrease) increase in accounts payable and other accrued liabilities	(110.9)	(298.9)	74.1
Decrease in other liabilities	(66.7)	(103.3)	(68.8)
Other	4.2	(8.1)	12.5
Net cash provided by operating activities	254.6	173.1	28.7
Cash flows from investing activities
Proceeds from investments	6,208.2	7,718.5	7,522.0
Purchases of investments	(6,190.3)	(7,728.3)	(7,535.9)
Investment in marketable software	(84.5)	(94.0)	(105.4)
Capital additions of properties	(76.9)	(77.5)	(70.1)
Capital additions of outsourcing assets	(133.1)	(137.5)	(81.0)
Proceeds from sales of assets	–	29.3	380.6
Purchases of businesses	(6.4)	(1.2)	(1.1)
Net cash (used for) provided by investing activities	(283.0)	(290.7)	109.1
Cash flows from financing activities
Net reduction in short-term borrowings	(.1)	(1.1)	(17.0)
Payments of long-term debt	(200.0)	–	(57.9)
Financing fees	(.8)	–	(4.6)
Proceeds from exercise of stock options	–	12.3	1.6
Dividends paid to minority shareholders	–	(5.8)	–
Proceeds from issuance of long-term debt	–	204.2	–
Net cash (used for) provided by financing activities	(200.9)	209.6	(77.9)
Effect of exchange rate changes on cash and cash equivalents	(56.9)	18.9	16.9
(Decrease) increase in cash and cash equivalents	(286.2)	110.9	76.8
Cash and cash equivalents, beginning of year	830.2	719.3	642.5
Cash and cash equivalents, end of year	$544.0	$830.2	$719.3

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Stockholders’ Equity (Deficit)

	Common Stock		Accumulated	Treasury Stock		Paid-In	Accumulated Other Comprehensive	Comprehensive Income
(millions)	Shares	Par Value	Deficit	Shares	Cost	Capital	Loss	(Loss)
Balance at December 31, 2005	344.2	$3.4	$(2,108.1)	(2.0)	$(43.2)	$3,960.2	$(1,844.9)
Stock-based compensation	3.3	.1		(.1)	(.4)	28.5
Net loss			(278.7)					$(278.7)
Other comprehensive income:
Translation adjustments							(5.8)
Cash flow hedges							(.1)
Postretirement plans							1,544.6
							1,538.7	1,538.7
Comprehensive income								$1,260.0
Adoption of SFAS No. 158, net of tax							(1,319.8)
Balance at December 31, 2006	347.5	3.5	(2,386.8)	(2.1)	(43.6)	3,988.7	(1,626.0)
Stock-based compensation	8.6	.1		(.1)	(.9)	67.6
Net loss			(79.1)					$(79.1)
Other comprehensive income:
Translation adjustments							37.8
Postretirement plans							405.3
							443.1	443.1
Comprehensive income								$364.0

Balance at December 31, 2007	356.1	3.6	(2,465.9)	(2.2)	(44.5)	4,056.3	(1,182.9)
Stock-based compensation	16.0	.1			(.3)	43.0
Net loss			(130.1)					$(130.1)
Other comprehensive loss:
Translation adjustments							(106.2)
Postretirement plans							(1,627.4)
							(1,733.6)	(1,733.6)
Comprehensive loss								$(1,863.7)
Balance at December 31, 2008	372.1	$3.7	$(2,596.0)	(2.2)	$(44.8)	$4,099.3	$(2,916.5)

See notes to consolidated financial statements.

Unisys Corporation

Notes to Consolidated Financial Statements

1. Summary of significant accounting policies

Principles of consolidation The consolidated financial statements include the accounts of all majority-owned subsidiaries. Investments in companies representing ownership interests of 20% to 50% are accounted for by the equity method.

Use of estimates The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and the reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivables, inventories, outsourcing assets, marketable software, goodwill and other long-lived assets, legal contingencies, guarantee obligations, indemnifications, and assumptions used in the calculation of income taxes and retirement and other post-employment benefits, among others. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity and foreign currency markets and reductions in information technology spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Cash equivalents All short-term investments purchased with a maturity of three months or less and certificates of deposits which may be withdrawn at any time at the discretion of the company without penalty are classified as cash equivalents.

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

Advertising costs All advertising costs are expensed as incurred. The amount charged to expense during 2008, 2007 and 2006 was $5.9 million, $10.2 million and $8.5 million, respectively.

Shipping and handling Costs related to shipping and handling is included in cost of revenue.

Revenue recognition Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable, and collectibility is probable.

Revenue from hardware sales with standard payment terms is recognized upon the passage of title. Outside the United States, the company recognizes revenue even if it retains a form of title to products delivered to customers, provided the sole purpose is to enable the company to recover the products in the event of customer payment default and the arrangement does not prohibit the customer’s use of the product in the ordinary course of business.

Revenue from software licenses with standard payment terms is recognized at the inception of the initial license term and upon execution of an extension to the license term. The company also enters into multiple-element arrangements, which may include any combination of hardware, software or services. In these transactions, the company allocates the total revenue to be earned under the arrangement among the various elements based on their fair value. For software, and elements for which software is essential to the functionality, the allocation of revenue is based on vendor-specific objective evidence (VSOE) of fair value. VSOE of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately, and for software license updates and software support services it is based upon the prices when renewed. There may be cases in which there is VSOE of fair value of the undelivered elements but no such evidence for the delivered elements. In these cases, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered elements equals the total arrangement consideration less the aggregate VSOE of fair value of the undelivered elements. The company recognizes revenue on delivered elements only if: (a) any undelivered products or services are not essential to the functionality of the delivered products or services, (b) the company has an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services, (c) there is evidence of the fair value for each undelivered product or service, and (d) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized as the undelivered elements are delivered.

Revenue from hardware sales and software licenses with extended payment terms is recognized as payments from customers become due (assuming that all other conditions for revenue recognition have been satisfied).

Revenue from equipment and software maintenance and post-contract support is recognized on a straight-line basis as earned over the terms of the respective contracts. Cost related to such contracts is recognized as incurred.

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

Income taxes Income taxes are based on income before taxes for financial reporting purposes and reflect a current tax liability for the estimated taxes payable in the current-year tax return and changes in deferred taxes. Deferred tax assets or liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax laws and rates. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized.

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

Translation of foreign currency The local currency is the functional currency for most of the company’s international subsidiaries, and as such, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year. Translation adjustments resulting from changes in exchange rates are reported in other comprehensive income (loss). Exchange gains and losses on intercompany balances are reported in other income (expense), net.

Stock-based compensation plans Stock-based compensation represents the cost related to stock-based awards granted to employees and directors. The company recognizes compensation expense for the fair value of stock options, which have graded vesting, on a straight-line basis over the requisite service period. The company estimates the fair value of stock options using a Black-Scholes valuation model. The expense is recorded in selling, general and administrative expenses. The company’s stock-based compensation plans are described more fully in Note 17.

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

2. Earnings per share

The following table shows how the loss per share was computed for the three years ended December 31, 2008.

Year ended December 31 (millions, except per share data)	2008	2007	2006
Basic loss per share computation
Net loss	$(130.1)	$(79.1)	$(278.7)
Weighted average shares (thousands)	359,777	349,661	343,747
Basic loss per share	$(.36)	$(.23)	$(.81)
Diluted loss per share computation
Net loss	$(130.1)	$(79.1)	$(278.7)
Weighted average shares (thousands)	359,777	349,661	343,747
Plus incremental shares from assumed conversions of employee stock plans	—	—	—
Adjusted weighted average shares	359,777	349,661	343,747
Diluted loss per share	$(.36)	$(.23)	$(.81)

The following employee stock options were antidilutive and therefore excluded from the computation of diluted earnings per share (in thousands): 2008, 34,141; 2007, 37,452; 2006, 43,190.

3. Cost-reduction charges

In October 2005, the company announced a plan to reduce its cost structure. During 2006, the company committed to a reduction of 5,665 employees. This resulted in pretax charges in 2006 of $330.1 million, principally related to severance costs, and was comprised of: (a) a charge of $72.4 million for 2,250 employees in the U.S. and (b) a charge of $257.7 million for 3,415 employees outside the U.S. The pretax charges were recorded in the following statement of income classifications: cost of revenue – services, $216.9 million; cost of revenue – technology, $2.0 million; selling, general and administrative expenses, $84.6 million; research and development expenses, $29.4 million; and other income (expense), net, $2.8 million. The income recorded in other income (expense), net relates to minority shareholders’ portion of the charge related to majority-owned subsidiaries which are fully consolidated by the company.

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

During 2008, the company consolidated facility space and committed to an additional reduction of 1,304 employees. This resulted in pretax charges of $103.1 million. The charges related to work-force reductions were $42.6 million broken down as follows: (a) 866 employees in the U.S. for a charge of $20.2 million and (b) 438 employees outside the U.S. for a charge of $22.4 million. The facility charge of $20.4 million relates to 15 leased properties that the company ceased using. In addition, the company recorded pretax charges of $40.1 million, related to marketable software asset write downs of $31.0 million related to portfolio exits and lease guarantees of $9.1 million. The pretax charges of $103.1 million were recorded in the following statement of income classifications: cost of revenue – services, $36.1 million; cost of revenue – technology, $14.3 million; selling, general and administrative expenses, $49.0 million; and research and development expenses, $3.7 million.

A further breakdown of the individual components of these costs follows (in millions of dollars):

			Work-Force Reductions
(in millions of dollars)	Headcount	Total	U.S.	Int’l.	Idle Lease Cost
Balance at December 31, 2006	757	$142.6	$26.1	$116.5
Additional provisions	1,737	102.9	29.9	32.4	$40.6
Minority interest		1.5	-	1.3	.2
Utilized	(1,623)	(143.0)	(41.2)	(99.7)	(2.1)
Changes in estimates and revisions	(144)	(16.3)	6.3	(23.4)	.8
Translation adjustments		4.3	-	4.0	.3
Balance at December 31, 2007	727	92.0	21.1	31.1	39.8
Additional provisions	1,304	63.0	20.2	22.4	20.4
Utilized	(1,201)	(57.9)	(17.6)	(25.8)	(14.5)
Changes in estimates and revisions	(43)	4.9	1.4	(.1)	3.6
Translation adjustments		(6.2)	-	(.4)	(5.8)

Balance at December 31, 2008	787	$95.8	$25.1	$27.2	$43.5
Expected future utilization:
2009	787	$68.3	$25.1	$27.2	$16.0
Beyond 2009		27.5	-	-	27.5

4. Goodwill

The company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” These assets are reviewed annually for impairment in accordance with this statement. SFAS No. 142 requires a company to perform an impairment test on an annual basis and whenever events or circumstances occur indicating that goodwill may be impaired. The company performed its annual impairment test at the beginning of the fourth quarter of 2008. Due to the current economic conditions, as well as the significant decline in the company’s common stock price during the fourth quarter, the company updated its impairment test to year end considering valuations of components of the company’s business. The result of these procedures indicated that goodwill was not impaired.

Changes in the carrying amount of goodwill by segment for the years ended December 31, 2008 and 2007 were as follows:

(millions)	Total	Services	Technology
Balance at December 31, 2006	$193.9	$82.0	$111.9
Foreign currency translation adjustments	6.7	6.9	(.2)
Balance at December 31, 2007	200.6	88.9	111.7
Foreign currency translation adjustments	(11.2)	(9.0)	(2.2)
Balance at December 31, 2008	$189.4	$79.9	$109.5

5. Recent accounting pronouncements and accounting changes

Effective January 1, 2008, the company adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS No. 157 does not require any new fair value measurements. In February 2008, the FASB deferred the effective date for one year for certain nonfinancial assets and nonfinancial liabilities. Adoption of SFAS No. 157 did not have an impact on the company’s consolidated results of operations and financial position.

Effective January 1, 2008, the company adopted Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reportable in earnings. Adoption of SFAS No. 159 did not have an impact on the company’s consolidated results of operations and financial position.

Effective January 1, 2007, the company adopted the Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Adoption of FIN 48 did not have a material impact on the company’s consolidated results of operations and financial position. See Note 7.

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

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (SFAS No. 141R). SFAS No. 141R replaces SFAS No. 141, “Business Combinations,” and establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is January 1, 2009 for the company. The company will adopt SFAS No. 141R for business combinations, if any, after December 31, 2008.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS No. 160). SFAS No. 160 describes a noncontrolling interest, sometimes called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. SFAS No. 160 establishes accounting and reporting standards that require, among other items: (a) the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; (b) the amount of consolidated net income attributable to the parent and the noncontrolling interests be clearly identified and presented on the face of the consolidated statement of income; and (c) entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, which is January 1, 2009 for the company. Earlier adoption is prohibited. SFAS No. 160 shall be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for the presentation and disclosure requirements which shall be applied retrospectively for all periods presented. Adoption of SFAS No. 160 is not expected to have a material impact on the company’s consolidated results of operations and financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (SFAS No. 161). SFAS No. 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, which is January 1, 2009 for the company.

In December 2008, the FASB issued FSP FAS 132(R)-1 “Employers’ Disclosures about Postretirement Benefit Plan Assets.” This FSP provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required by FSP FAS 132(R)-1 shall be provided for fiscal years ending after December 15, 2009, which is December 31, 2009 for the company.

6. Accounts receivable

On May 16, 2008, the company entered into a new three-year, U.S. trade accounts receivable facility. Under this facility, the company has agreed to sell, on an ongoing basis, through Unisys Funding Corporation I, a wholly owned subsidiary, up to $150 million of interests in eligible U.S. trade accounts receivable. The facility replaced the company’s U.S. trade accounts receivable facility that was scheduled to terminate on May 28, 2008. Under the new facility, receivables are sold at a discount that reflects, among other things, a yield based on LIBOR subject to a minimum rate. The new facility includes customary representations and warranties, including no material adverse change in the company’s business, assets, liabilities, operations or financial condition. It also requires the company to maintain a minimum fixed charge coverage ratio and requires the maintenance of certain ratios related to the sold receivables. The facility will be subject to early termination if, as of February 28, 2010, the company’s 6.875% Senior Notes due 2010 have not been refinanced or extended to a date later than May 16, 2011. Other termination events include failure to perform covenants, materially incorrect representations and warranties, change of control and default under debt aggregating at least $25 million.

The company received proceeds of $1.5 billion in 2008, $1.4 billion in 2007, and $1.6 billion in 2006, from ongoing sales of accounts receivable interests under its U.S. trade accounts receivable facilities. At December 31, 2008 and 2007, the company retained subordinated interests of $291 million and $281 million, respectively, in the associated receivables; these receivables have been included in accounts and notes receivable in the accompanying consolidated balance sheets. As collections reduce previously sold interests, interests in new, eligible receivables can be sold, subject to meeting certain conditions. At December 31, 2008 and 2007, receivables of $141 million and $140 million, respectively, were sold and therefore removed from the accompanying consolidated balance sheets.

The selling price of the receivables interests reflects a discount (5.3% at both December 31, 2008 and at December 31, 2007). The company remains responsible for servicing the underlying accounts receivable. The company estimates the fair value of its retained interests by considering two key assumptions: the payment rate, which is derived from the average life of the accounts receivable, which is about 54 days, and the rate of expected credit losses. Based on the company’s favorable collection experience and very short-term nature of the receivables, both assumptions are considered to be highly predictable. Therefore, the company’s estimated fair value of its retained interests in the pool of eligible receivables is approximately equal to book value, less the associated allowance for doubtful accounts. The discount on the sales of these accounts receivable during the years ended December 31, 2008, 2007 and 2006, was $7.2 million, $8.5 million and $8.6 million, respectively. The discount is recorded in other income (expense), net in the accompanying consolidated statements of income.

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

Revenue recognized in excess of billings on services contracts, or unbilled accounts receivable, was $170.7 million and $219.8 million at December 31, 2008 and 2007, respectively. Such amounts are included in accounts and notes receivable, net and are stated at net realizable value. At December 31, 2008 and 2007, the company had long-term accounts and notes receivable, net of $4.4 million and $22.0 million, respectively. Such amounts are included in other long-term assets in the accompanying consolidated balance sheets.

Unearned income, which is deducted from accounts and notes receivable, was $.4 million and $1.3 million at December 31, 2008 and 2007, respectively. The allowance for doubtful accounts, which is reported as a deduction from accounts and notes receivable, was $51.0 million and $51.8 million at December 31, 2008 and 2007, respectively. The provision for doubtful accounts, which is reported in selling, general and administrative expenses in the consolidated statements of income, was $7.0 million, $(6.1) million and $10.6 million, in 2008, 2007 and 2006, respectively.

7. Income taxes

Following is the total income (loss) before income taxes and the provision for income taxes for the three years ended December 31, 2008.

Year ended December 31 (millions)	2008	2007	2006
Income (loss) before income taxes
United States	$(138.5)	$(207.2)	$(120.2)
Foreign	61.5	210.7	(130.7)
Total income (loss) before income taxes	$(77.0)	$3.5	$(250.9)
Provision (benefit) for income taxes
Current
United States	$(5.0)	$15.3	$9.2
Foreign	64.4	43.2	69.7
State and local	(2.4)	(9.9)	2.3
Total	57.0	48.6	81.2
Deferred
Foreign	(3.9)	34.0	(53.4)
Total provision for income taxes	$53.1	$82.6	$27.8

Following is a reconciliation of the provision (benefit) for income taxes at the United States statutory tax rate to the provision for income taxes as reported:

Year ended December 31 (millions)	2008	2007	2006
United States statutory income tax provision (benefit)	$(26.9)	$1.2	$(87.8)
U.S. losses for which no benefit has been recognized	53.6	87.8	51.3
Foreign tax expense, including withholding taxes	51.6	12.5	72.7
Change in valuation allowances due to changes in judgment	(9.7)	–	(4.2)
Effect of tax rate changes on temporary differences	–	9.1	(2.3)
Tax refund claims, audit issues and other matters
U.S. Federal refundable credits	(7.8)	–	–
U.S. state	(2.4)	(9.9)	2.3
Foreign	(5.3)	(18.1)	(4.2)
Provision for income taxes	$53.1	$82.6	$27.8

Included in the caption “U.S. losses for which no benefit has been recognized” for 2008 is permanent items of $32.4 million. Included in the caption “Foreign tax expense, including withholding taxes” for 2008 is withholding taxes of $15.4 million and differences between U.S. and foreign tax rates of controlled foreign corporations of $5.6 million. In addition, the 2008 provision for income taxes includes a tax benefit of $8.7 million related to prior year foreign tax adjustments.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 2008 and 2007, were as follows:

December 31 (millions)	2008	2007
Deferred tax assets
Tax loss carryforwards	$656.2	$590.6
Postretirement benefits	578.3	50.6
Capitalized research and development	404.6	453.7
Foreign tax credit carryforwards	355.3	342.3
Other tax credit carryforwards	199.4	211.1
Deferred revenue	103.9	140.3
Capitalized intellectual property rights	85.6	113.5
Depreciation	66.4	64.5
Purchased capitalized software	53.1	36.0
Warranty, bad debts and other reserves	46.4	44.1
Employee benefits	44.8	45.4
Restructuring	30.4	29.1
Capitalized costs	24.1	21.7
Impairment charge related to outsourcing assets	10.6	14.5
Other	54.0	59.1
	2,713.1	2,216.5
Valuation allowance	(2,587.2)	(1,966.9)
Total deferred tax assets	$125.9	$249.6
Deferred tax liabilities
Sales-type leases	$5.9	$11.3
Postretirement benefits	1.7	87.4
Other	33.2	75.7
Total deferred tax liabilities	$40.8	$174.4
Net deferred tax assets	$85.1	$75.2

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

Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $860 million at December 31, 2008. As the company intends to indefinitely reinvest all such earnings, no provision has been made for income taxes that may become payable upon distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability. Although there are no specific plans to distribute the undistributed earnings in the immediate future, where economically appropriate to do so, such earnings may be remitted.

Cash paid, net of refunds, during 2008, 2007 and 2006 for income taxes was $56.7 million, $12.6 million and $76.6 million, respectively.

At December 31, 2008, the company has U.S. federal and state and local tax loss carryforwards and foreign tax loss carryforwards for certain foreign subsidiaries, the tax effect of which is approximately $656.2 million. These carryforwards will expire as follows (in millions): 2009, $4.5; 2010, $7.7; 2011, $23.2; 2012, $9.6; 2013, $183.9; and $427.3 thereafter. The company also has available tax credit carryforwards of approximately $554.7 million, which will expire as follows (in millions): 2009, $27.1; 2010, $40.7; 2011, $14.3; 2012, $67.2; 2013, $46.5; and $358.9 thereafter.

The company has $85.1 million of net deferred tax assets. Failure to achieve forecasted taxable income might affect the ultimate realization of such assets. Factors that may affect the company’s ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in sales or margins, loss of market share, the impact of the current economic environment, delays in product availability and technological obsolescence.

Effective January 1, 2007, the company adopted FIN 48, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Year ended December 31 (millions)	2008	2007
Balance at January 1	$15.1	$38.3
Additions based on tax positions related to the current year	-	-
Additions for tax positions of prior years	1.8	8.1
Reductions for tax positions of prior years	(1.6)	(.8)
Reductions as a result of a lapse of applicable statute of limitations	(1.2)	(3.7)
Settlements	(5.3)	(26.8)
Balance at December 31	$ 8.8	$ 15.1

The company recognizes penalties and interest accrued related to income tax liabilities in the provision for income taxes in its consolidated statements of income. At December 31, 2008 and 2007, the company had an accrual of $3.3 million and $5.6 million, respectively, for the payment of penalties and interest.

In 2007, the company settled an income tax audit in the Netherlands and as a result, recorded a tax benefit of $39.4 million and received a refund, including interest, of approximately $57 million.

At December 31, 2008, the company had a liability for unrecognized tax benefits of $8.8 million, all of which, if recognized, would affect the company’s effective tax rate. Within the next 12 months, the company believes that it is reasonably possible that the amount of unrecognized tax benefits may significantly change; however, various events could cause this belief to change in the future.

The company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. The company has concluded a U.S. federal income tax audit of the years 2000-2003 with no material impact. Several U.S. state and foreign income tax audits are in process. There are currently no income tax audits in process in either Brazil or the United Kingdom, which are the most significant jurisdictions outside the U.S. For Brazil, the audit period through 2003 is closed and for the United Kingdom, the audit period through 2005 is closed. All of the various ongoing income tax audits throughout the world are not expected to have a material impact on the company’s financial position.

8. Properties

Properties comprise the following:

December 31 (millions)	2008	2007
Land	$3.9	$4.2
Buildings	100.9	112.0
Machinery and office equipment	936.5	830.1
Internal-use software	286.8	270.8
Rental equipment	87.9	119.8
Total properties	$1,416.0	$1,336.9

9. Investments at equity, minority interests and asset sales

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

During the year ended December 31, 2006, the company recorded an equity loss related to NUL of $4.2 million, which was recorded in “Other income (expense), net” in the company’s consolidated statements of income. For the years ended December 31, 2008, 2007 and 2006, total direct and indirect sales to NUL were approximately $134 million, $185 million and $245 million, respectively.

In 2005, the company and NUL amended the terms of a license and support agreement pursuant to which NUL receives access to certain of the company’s intellectual property and support services. Under the revised arrangement, the company has granted NUL a perpetual license to the intellectual property, and, in lieu of an annual royalty, NUL paid the company a one-time fixed fee of $225 million, one-half of which was paid in October 2005 and one-half of which was paid in September 2006. The company recognized the $225 million as revenue over the three-year period ended March 31, 2008. The royalty fees are included in the direct and indirect sales disclosed above. In addition, the parties agreed that NUL would pay the company a fee of $20 million per year during the three years ended March 31, 2008 for the support services it provides under the license and support agreement. In 2007, NUL exercised an option to renew the support services arrangement for an additional two years at the same price.

The company owns 51% of Intelligent Processing Solutions Limited (iPSL), a U.K.-based company, which provides high-volume payment processing. iPSL is consolidated in the company’s financial statements. The minority owners’ interests in income of iPSL are reported in “Other income (expense), net” ($(11.6) million, $(23.4) million and $(6.0) million in 2008, 2007 and 2006, respectively) in the company’s consolidated statements of income.

At December 31, 2008, the company’s total outsourcing assets, net were $314.9 million, $89.9 million of which relate to iPSL. In 2006, the company and the minority shareholders executed agreements whereby the company retains its current 51% ownership interest in iPSL and the fees charged under the outsourcing services agreements increased beginning January 1, 2006. The estimated increase in iPSL revenue resulting from the amended outsourcing services agreements, together with its existing revenue, is currently estimated to provide the company with sufficient cash flow to recover all of iPSL’s outsourcing assets. The company prepares its cash flow estimates based on assumptions that it believes to be reasonable but are also inherently uncertain. Actual future cash flows could differ from these estimates.

In 2007, the company sold its media business for proceeds of $29.3 million and recognized a pretax gain of $24.7 million.

10. Debt

Long-term debt is comprised of the following:

December 31 (millions)	2008	2007
8% senior notes due 2012	$ 400.0	$ 400.0
6 7/8% senior notes due 2010	300.0	300.0
12 1/2% senior notes due 2016	210.0	210.0
8 1/2% senior notes due 2015	150.0	150.0
7 7/8% senior notes redeemed in 2008	–	200.0
Other, net of unamortized discounts	.6	2.6
Total	1,060.6	1,262.6
Less – current maturities	1.5	204.3
Total long-term debt	$ 1,059.1	$ 1,058.3

Total long-term debt maturities in 2009, 2010, 2011, 2012 and 2013 are $1.5 million, $ 300.6 million, $.5 million, $400.6 million and $0.0 million, respectively.

Cash paid during 2008, 2007 and 2006 for interest was $86.9 million, $84.1 million and $91.3 million, respectively. Capitalized interest expense during 2008, 2007 and 2006 was $9.0 million, $9.1 million and $9.9 million, respectively.

In December 2007, the company issued $210.0 million of 12  1/2% senior notes due 2016. Using the proceeds from such notes, on January 11, 2008, the company redeemed, at par, all $200 million of its 7 7/8% senior notes due April 1, 2008. During 2007, the company financed $22.6 million of internal use software licenses and $6.8 million of outsourcing assets.

The company’s revolving credit facility, which expires in May 2009 provides for loans and letters of credit up to an aggregate of $275 million. As of December 31, 2008, there were letters of credit of $62.1 million issued under the facility and there were no cash borrowings. The credit facility is secured by the company’s assets, except that the collateral does not include accounts receivable that are subject to the receivables facility, U.S. real estate or the stock or indebtedness of the company’s U.S. operating subsidiaries. Under the terms of the maturing facility, the company expects to be required to cash collateralize the letters of credit outstanding under the facility as at March 2, 2009. Borrowings under the facility bear interest based on short-term rates and the company’s credit rating. The credit agreement contains customary representations and warranties, including no material adverse change in the company’s business, results of operations or financial condition. It also contains financial covenants requiring the company to maintain certain interest coverage, leverage and asset coverage ratios and a minimum amount of liquidity, which could reduce the amount the company is able to borrow. The credit facility also includes covenants limiting liens, mergers, asset sales, dividends and the incurrence of debt. Events of default include nonpayment, failure to perform covenants, materially incorrect representations and warranties, change of control and default under other debt aggregating at least $25 million. If an event of default were to occur under the credit agreement, the lenders would be entitled to declare all amounts borrowed under it immediately due and payable. The occurrence of an event of default under the credit agreement could also cause the acceleration of obligations under certain other agreements and the termination of the company’s U.S. trade accounts receivable facility, discussed below.

In addition, the company and certain international subsidiaries have access to uncommitted lines of credit from various banks.

At December 31, 2008, the company has met all covenants and conditions under its various lending and funding agreements. The company expects to continue to meet these covenants and conditions.

The company’s principal sources of liquidity are cash on hand, cash from operations and its U.S. trade accounts receivable facility, which is discussed in Note 6. The company’s anticipated future cash expenditures include anticipated contributions to its defined benefit pension plans and payments in respect of cost-reduction actions. Given the global economic slowdown and resultant tight credit markets, the company does not expect to renew or replace its existing revolving credit facility before its expiration on May 31, 2009. In addition, the company’s ability to refinance or exchange its $300 million senior notes due in March 2010 could be affected by the adverse credit market conditions. The volatility and disruption in financial markets could also impact the company’s ability to utilize surety bonds, letters of credit, foreign exchange derivatives and other financial instruments the company uses to conduct its business. In addition to the actions discussed in Note 3 to reduce its cost structure, the company will continue to focus on working capital management and to tightly manage capital expenditures. Given these actions and its cash on hand at December 31, 2008, the company believes that it will have adequate sources of liquidity to meet its expected 2009 cash requirements.

11. Product warranty

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

Year ended December 31 (millions)	2008	2007
Balance at January 1	$ 6.9	$ 8.2
Accruals for warranties issued during the period	2.7	5.2
Settlements made during the period	(2.7)	(6.4)
Changes in liability for pre-existing warranties during the period, including expirations	(1.7)	(.1)
Balance at December 31	$5.2	$6.9

12. Other liabilities

Other accrued liabilities (current) are comprised of the following:

December 31 (millions)	2008	2007
Deferred revenue	$481.4	$618.1
Payrolls and commissions	121.1	160.5
Accrued vacations	110.0	122.2
Cost reduction	68.3	57.2
Taxes other than income taxes	53.5	79.6
Postretirement	30.2	26.1
Income taxes	26.3	28.7
Other	154.9	179.6
Total other accrued liabilities	$1,045.7	$1,272.0

In addition, other long-term liabilities include deferred revenue of $202.5 million and $268.8 million at December 31, 2008 and 2007, respectively.

13. Rental expense and commitments

Rental expense, less income from subleases, for 2008, 2007 and 2006 was $151.7 million, $167.7 million and $170.0 million, respectively. Rental expense for 2008 includes a charge of approximately $5 million related to prior years.

Minimum net rental commitments under noncancelable operating leases, including idle leases, outstanding at December 31, 2008, substantially all of which relate to real properties, were as follows: 2009, $100.4 million; 2010, $81.7 million; 2011, $59.8 million; 2012, $50.1 million; 2013, $36.9 million; and $124.4 million thereafter. Such rental commitments have been reduced by minimum sublease rentals of $32.5 million, due in the future under noncancelable subleases.

In 2003, the company entered into a five-year lease to rent a facility located in Malvern, PA. The Company accounted for this lease as an operating lease. Under the lease, the company had the option to purchase the facility at any time for approximately $34 million, which represented the total investment made by the lessor in the property. The lessor is a substantive independent leasing company that does not have the characteristics of a variable interest entity as defined by FIN 46 and is therefore not consolidated by the company. In addition, if the company did not exercise its purchase option and the lessor sold the facility at the end of the lease term for a price that was less than its investment, the company was required to guarantee the lessor a residual value on the property up to a maximum of $29 million. At the inception of the lease, the company recognized a liability of $1.2 million for this estimated residual value guarantee. In December 2007, the company exercised its option to remarket the property at the end of the lease term. Due to a decline in the estimated fair value of the leased property, in December 2007 and in 2008, the company recorded an additional liability of $4.6 million and $8.5 million, respectively related to the residual value guarantee, adjusting the amount that may become payable to the lessor at the end of the lease term to approximately $14.3 million. This liability was paid in December 2008 when the facility was sold by the owner.

At December 31, 2008, the company had outstanding standby letters of credit and surety bonds of approximately $265 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material. In addition, at December 31, 2008, the company had deposits and collateral of approximately $40 million in other long-term assets, principally related to tax and labor contingencies in Brazil.

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

The company recognizes the fair value of its cash flow hedge derivatives as either assets or liabilities in its consolidated balance sheets. Changes in the fair value related to the effective portion of such derivatives are recognized in other comprehensive income until the hedged item is recognized in earnings, at which time the accumulated gain or loss is reclassified out of other comprehensive income and into earnings. The ineffective portion of such derivatives’ change in fair value is immediately recognized in earnings. The ineffective amount related to cash flow hedge derivatives for intercompany transactions during the years ended December 31, 2008, 2007 and 2006 was not material. Both the amounts reclassified out of other comprehensive income and into earnings and the ineffectiveness recognized in earnings related to cash flow hedge derivatives for forecasted intercompany transactions are recognized in cost of revenue. There were no cash flow hedges in place at December 31, 2008 or at December 31, 2007, and, therefore, the accumulated income or loss in other comprehensive income related to cash flow hedges at December 31, 2008 and 2007 was zero.

When a cash flow hedge is discontinued because it is probable that the original forecasted transaction will not occur by the end of the original specified time period, the company is required to reclassify any gains or losses out of other comprehensive income and into earnings. The amount of such reclassifications during the years ended December 31, 2008, 2007 and 2006 was immaterial.

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

During the years ended December 31, 2008, 2007 and 2006, the company recognized foreign exchange transaction gains or (losses) in “Other income (expense), net” in its consolidated statements of income of $(3.1) million, $1.5 million and $8.5 million, respectively.

Financial instruments also include temporary cash investments and customer accounts receivable. Temporary investments are placed with creditworthy financial institutions, primarily in money market funds, time deposits and certificate of deposits which may be withdrawn at any time at the discretion of the company without penalty. At December 31, 2008, the company’s cash equivalents principally have maturities of less than one month or can be withdrawn at any time at the discretion of the company without penalty. Due to the short maturities of these instruments, they are carried on the consolidated balance sheets at cost plus accrued interest, which approximates market value. Realized gains or losses during 2008 and 2007, as well as unrealized gains or losses at December 31, 2008, were immaterial. Receivables are due from a large number of customers that are dispersed worldwide across many industries. At December 31, 2008 and 2007, the company had no significant concentrations of credit risk with any one customer. At December 31, 2008, the company had approximately $210 million of receivables due from various U.S. federal governmental agencies. At December 31, 2008, the carrying amount of cash and cash equivalents and notes payable approximated fair value; and the carrying amount of long-term debt exceeded the fair value, which is based on market prices, of such debt by approximately $680 million.

15. Litigation and contingencies

There are various lawsuits, claims, investigations and proceedings that have been brought or asserted against the company, which arise in the ordinary course of business, including actions with respect to commercial and government contracts, labor and employment, employee benefits, environmental matters and intellectual property. In accordance with SFAS No. 5, “Accounting for Contingencies,” the company records a provision for these matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Any provisions are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information and events pertinent to a particular matter.

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

In 2002, the company and the Transportation Security Administration (TSA) entered into a competitively awarded contract providing for the establishment of secure information technology environments in airports. The Civil Division of the Department of Justice, working with the Inspector General’s Office of the Department of Homeland Security, is reviewing issues relating to labor categorization and overtime on the TSA contract. The Civil Division is also reviewing issues relating to cyber intrusion protection under the TSA and follow-on contracts. The company is working cooperatively with the Civil Division. The company does not know whether the Civil Division will pursue these matters, or, if pursued, what effect they might have on the company.

The company has contracts with the General Services Administration (GSA), known as Multiple Award Schedule Contracts, under which various U.S. governmental agencies can purchase products and services from the company. Auditors from the GSA’s Office of Inspector General are reviewing the company’s compliance with the disclosure and pricing provisions under two of these contracts, and whether the company has potentially overcharged the government under the contracts. Separately, the company has made voluntary disclosures about these matters to the responsible GSA contracting officers. The company is providing pricing and other information to the GSA auditors and is working cooperatively with them. As the audit is on-going, the company cannot predict the outcome at this time.

In April 2007, the Ministry of Justice of Belgium sued Unisys Belgium SA-NV, a Unisys subsidiary (Unisys Belgium), in the Court of First Instance of Brussels. The Belgian government had engaged the company to design and develop software for a computerized system to be used to manage the Belgian court system. The Belgian State terminated the contract and in its lawsuit has alleged that the termination was justified because Unisys Belgium failed to deliver satisfactory software in a timely manner. It claims damages of approximately 28 million euros. The company believes it has valid defenses to the claims and contends that the Belgian State’s termination of the contract was unjustified. Unisys Belgium has filed its defense and counterclaim in the amount of approximately 18.5 million euros. The litigation is proceeding.

In December 2007, Lufthansa AG sued Unisys Deutschland GmbH, a Unisys subsidiary (Unisys Germany), in the District Court of Frankfurt, Germany, for allegedly failing to perform properly its obligations during the initial phase of a 2004 software design and development contract relating to a Lufthansa customer loyalty program. Under the contract, either party was free to withdraw from the project at the conclusion of the initial design phase. Rather than withdraw, Lufthansa instead terminated the contract and failed to pay the balance owed to Unisys Germany for the initial phase. Lufthansa’s lawsuit alleges that Unisys Germany breached the contract by failing to deliver a proper design for the new system and seeks approximately 21.4 million euros in damages. The company believes it has valid defenses and has filed its defense and counterclaim in the amount of 1.5 million euros. The litigation is proceeding.

In July 2008, Lufthansa Systems Passenger Services GmbH sued Unisys Germany in the District Court of Frankfurt, Germany, in connection with a 2005 agreement under which Unisys Germany was to develop passenger management software for Lufthansa Systems. Lufthansa Systems purported to terminate the agreement for cause in July 2007 claiming that Unisys Germany failed to deliver satisfactory software in a timely manner. The lawsuit seeks a monetary recovery of approximately 49 million euros. The company believes it has valid defenses and has filed its defense. The litigation is proceeding.

Notwithstanding that the ultimate results of the lawsuits, claims, investigations and proceedings that have been brought or asserted against the company are not currently determinable, the company believes that at December 31, 2008, it has adequate provisions for any such matters.

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

The accounting policies of each business segment are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are priced as if the sales or transfers were to third parties. Accordingly, the Technology segment recognizes intersegment revenue and manufacturing profit on hardware and software shipments to customers under Services contracts. The Services segment, in turn, recognizes customer revenue and marketing profit on such shipments of company hardware and software to customers. The Services segment also includes hardware and software products sourced from third parties that are sold to customers through the company’s Services channels. In the company’s consolidated statements of income, the manufacturing costs of products sourced from the Technology segment and sold to Services customers are reported in cost of revenue for Services.

Also included in the Technology segment’s sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services engagements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2008, 2007 and 2006, was $38.5 million, $17.3 million and $16.4 million, respectively. The profit on these transactions is eliminated in Corporate.

The company evaluates business segment performance on operating income exclusive of restructuring charges and unusual and nonrecurring items, which are included in Corporate. All corporate and centrally incurred costs are allocated to the business segments, based principally on revenue, employees, square footage or usage.

No single customer accounts for more than 10% of revenue. Revenue from various agencies of the U.S. Government, which is reported in both business segments, was approximately $864 million, $891 million and $921 million in 2008, 2007 and 2006, respectively.

Corporate assets are principally cash and cash equivalents, prepaid postretirement assets and deferred income taxes. The expense or income related to corporate assets is allocated to the business segments. In addition, corporate assets include an offset for interests in accounts receivable that have been recorded as sales in accordance with SFAS No. 140, because such receivables are included in the assets of the business segments. See Note 6.

Presented below is a reconciliation of segment operating income (loss) to consolidated income (loss) before income taxes:

Year ended December 31 (millions)	2008	2007	2006
Total segment operating income (loss)	$171.8	$203.1	$(4.8)
Interest expense	(85.1)	(76.3)	(77.2)
Other income (expense), net	(32.6)	(7.6)	150.3
Cost reduction charges	(103.1)	(116.8)	(330.1)
Corporate and eliminations	(28.0)	1.1	10.9
Total income (loss) before income taxes	$(77.0)	$3.5	$(250.9)

Customer revenue by classes of similar products or services, by segment, is presented below:

Year ended December 31 (millions)	2008	2007	2006
Services
Systems integration and consulting	$1,490.5	$1,504.2	$1,591.8
Outsourcing	2,006.6	2,039.7	1,916.2
Infrastructure services	735.1	878.2	948.2
Core maintenance	371.4	424.6	461.0
	4,603.6	4,846.7	4,917.2

Technology
Enterprise-class servers	515.8	647.3	668.6
Specialized technologies	113.8	158.5	171.4
	629.6	805.8	840.0
Total	$5,233.2	$5,652.5	$5,757.2

Presented below is a reconciliation of total business segment assets to consolidated assets:

December 31 (millions)	2008	2007	2006
Total segment assets	$2,176.4	$2,695.1	$2,905.3
Cash and cash equivalents	544.0	830.2	719.3
Prepaid postretirement assets	20.7	497.0	250.1
Deferred income taxes	111.4	111.8	221.3
Elimination for sale of receivables	(141.0)	(132.6)	(168.7)
Other corporate assets	112.6	135.6	110.6
Total assets	$2,824.1	$4,137.1	$4,037.9

A summary of the company’s operations by business segment for 2008, 2007 and 2006 is presented below:

(millions)	Total	Corporate	Services	Technology
2008
Customer revenue	$5,233.2		$4,603.6	$629.6
Intersegment		$(232.0)	13.9	218.1
Total revenue	$5,233.2	$(232.0)	$4,617.5	$847.7
Operating income (loss)	$40.7	$(131.1)	$137.3	$34.5
Depreciation and amortization	418.0		291.7	126.3
Total assets	2,824.1	647.7	1,696.9	479.5
Capital expenditures	294.5	12.9	201.7	79.9

2007
Customer revenue	$5,652.5		$4,846.7	$805.8
Intersegment		$(206.7)	13.9	192.8
Total revenue	$5,652.5	$(206.7)	$4,860.6	$998.6
Operating income (loss)	$85.9	$(117.2)	$120.6	$82.5
Depreciation and amortization	380.5		261.2	119.3
Total assets	4,137.1	1,442.0	2,096.2	598.9
Capital expenditures	309.0	20.9	201.9	86.2

2006
Customer revenue	$5,757.2		$4,917.2	$840.0
Intersegment		$(250.3)	14.8	235.5
Total revenue	$5,757.2	$(250.3)	$4,932.0	$1,075.5
Operating income (loss)	$(326.8)	$(322.0)	$(22.6)	$17.8
Depreciation and amortization	388.5		264.5	124.0
Total assets	4,037.9	1,132.6	2,222.2	683.1
Capital expenditures	256.5	5.3	144.7	106.5

Geographic information about the company’s revenue, which is principally based on location of the selling organization, properties and outsourcing assets is presented below:

Year ended December 31 (millions)	2008	2007	2006
Revenue
United States	$2,243.0	$2,432.3	$2,539.9
United Kingdom	748.2	900.2	873.2
Other foreign	2,242.0	2,320.0	2,344.1
Total	$5,233.2	$5,652.5	$5,757.2
Properties, net
United States	$178.1	$206.9	$211.9
United Kingdom	28.9	42.0	45.2
Other foreign	69.5	83.3	84.2
Total	$276.5	$332.2	$341.3
Outsourcing assets, net
United States	$140.9	$146.6	$130.8
United Kingdom*	107.9	186.8	221.4
Other foreign	66.1	76.0	48.9
Total	$314.9	$409.4	$401.1

*Amounts relate principally to iPSL, a 51%-owned U.K.-based company. See Note 9.

17. Employee plans

Stock plans Under stockholder approved stock-based plans, stock options, stock appreciation rights, restricted stock and restricted stock units may be granted to officers, directors and other key employees. At December 31, 2008, 24.5 million shares of unissued common stock of the company were available for granting under these plans.

As of December 31, 2008, the company has granted non-qualified stock options and restricted stock units under these plans. The company recognizes compensation cost net of a forfeiture rate in selling, general and administrative expenses, and recognizes the compensation cost for only those awards expected to vest. The company estimates the forfeiture rate based on its historical experience and its expectations about future forfeitures.

The company’s stock option and time-based restricted stock unit grants include a provision that if termination of employment occurs after the participant has attained age 55 and completed 5 years of service with the company, or for directors, the completion of 5 years of service as a director, the participant shall continue to vest in each of his or her awards in accordance with the vesting schedule set forth in the applicable award agreement. Compensation expense for such awards is recognized over the period to the date the employee first becomes eligible for retirement.

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

For stock options, the fair value is estimated at the date of grant using a Black-Scholes option pricing model. Principal assumptions used are as follows: (a) expected volatility for the company’s stock price is based on historical volatility and implied market volatility, (b) historical exercise data is used to estimate the options’ expected term, which represents the period of time that the options granted are expected to be outstanding, and (c) the risk-free interest rate is the rate on zero-coupon U.S. government issues with a remaining term equal to the expected life of the options. The company recognizes compensation expense for the fair value of stock options, which have graded vesting, on the straight-line basis over the requisite service period of the awards. The compensation expense recognized as of any date must be at least equal to the portion of the grant-date fair value that is vested at that date.

The fair value of stock option awards was estimated using the Black-Scholes option pricing model with the following assumptions and weighted-average fair values as follows:

Year Ended December 31	2008	2007	2006
Weighted-average fair value of grant	$.85	$2.36	$2.46
Risk-free interest rate	3.63%	4.63%	4.35%
Expected volatility	45.28%	35.31%	45.88%
Expected life of options in years	3.67	3.67	3.67
Expected dividend yield	–	–	–

Restricted stock unit awards may contain time-based units, performance-based units or a combination of both. Each performance-based unit will vest into zero to 1.5 shares depending on the degree to which the performance goals are met. Compensation expense resulting from these awards is recognized as expense ratably for each installment from the date of grant until the date the restrictions lapse and is based on the fair market value at the date of grant and the probability of achievement of the specific performance-related goals.

During the year ended December 31, 2008, 2007 and 2006, the company recognized $1.1 million, $7.7 million and $6.7 million of share-based compensation expense, which is comprised of $.8 million, $7.3 million and $6.1 million of restricted stock unit expense and $.3 million, $.4 million and $.6 million of stock option expense, respectively. In September 2008, the company reversed $13.2 million of previously-accrued compensation expense related to performance-based restricted stock units due to a change in the assessment of the achievability of the performance goals.

A summary of stock option activity for the year ended December 31, 2008 follows (shares in thousands):

Options	Shares	Weighted- Average Exercise Price	Average Remaining Contractual Term (years)	Aggregate Intrinsic Value ($ in millions)
Outstanding at December 31, 2007	37,452	$16.99
Granted	1,388	2.25
Exercised	–	–
Forfeited and expired	(4,699)	17.24
Outstanding at December 31, 2008	34,141	16.35	2.27	$-
Vested and expected to vest at December 31, 2008	34,141	16.35	2.27	$-
Exercisable at December 31, 2008	32,649	16.98	2.17	$-

The aggregate intrinsic value represents the total pretax value of the difference between the company’s closing stock price on the last trading day of the period and the exercise price of the options, multiplied by the number of in-the-money stock options that would have been received by the option holders had all option holders exercised their options on December 31, 2008. The intrinsic value of the company’s stock options changes based on the closing price of the company’s stock. The total intrinsic value of options exercised for the years ended December 31, 2008 and 2007 was zero and $2.9 million, respectively. As of December 31, 2008, $1.3 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 2.6 years.

A summary of restricted stock unit activity for the year ended December 31, 2008 follows (shares in thousands):

	Restricted Stock Units	Weighted-Average Grant-Date Fair Value
Outstanding at December 31, 2007	4,346	$7.65
Granted	7,075	4.01
Vested	(277)	6.88
Forfeited and expired	(3,514)	6.00
Outstanding at December 31, 2008	7,630	5.07

The fair value of restricted stock units is determined based on the trading price of the company’s common shares on the date of grant. The weighted-average grant-date fair value of restricted stock units granted during the year ended December 31, 2007 was $8.09. As of December 31, 2008, there was $8.3 million of total unrecognized compensation cost related to outstanding restricted stock units granted under the company’s plans. That cost is expected to be recognized over a weighted-average period of 1.4 years. The total fair value of restricted share units vested during the years ended December 31, 2008 and 2007 was $1.0 million and $3.2 million, respectively.

Common stock issued upon exercise of stock options or upon lapse of restrictions on restricted stock units is newly issued shares. Cash received from the exercise of stock options for the years ended December 31, 2008 and 2007 was zero and $12.3 million, respectively. During 2008 and 2007, the company did not recognize any tax benefits from the exercise of stock options or upon issuance of stock upon lapse of restrictions on restricted stock units because of its tax position. Any such tax benefits resulting from tax deductions in excess of the compensation costs recognized are classified as financing cash flows.

U.S. employees are eligible to participate in an employee savings plan. Under this plan, employees may contribute a percentage of their pay for investment in various investment alternatives. Effective January 1, 2007, the company increased its matching contribution to 100 percent of the first 6 percent of eligible pay contributed by plan participants. Prior to this date, company matching contributions of up to 2 percent of pay were made. Matching contributions were made in the form of newly issued shares of company common stock. The charge to income related to the company match for the years ended December 31, 2008, 2007 and 2006, was $47.5 million, $47.4 million and $18.3 million, respectively. The expense for 2008 includes $3.5 million for a true-up match related to the prior year. Effective January 1, 2009, the company match to the U.S. employee savings plan was suspended.

The company has defined contribution plans in certain locations outside the United States. The charge to income related to these plans was $26.6 million, $24.5 million and $24.6 million, for the years ended December 31, 2008, 2007 and 2006, respectively. For plans outside the United States, company contributions are made in cash.

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

In April 2008, the company adopted changes to certain of its U.K. defined benefit pension plans whereby effective June 30, 2008 all future accruals of benefits under the plans ceased. As a result of this change, the company recorded a pretax curtailment loss of $1.4 million in the second quarter of 2008. In addition, the company has enhanced its contributions to certain U.K. defined contribution plans, effective July 1, 2008.

The company has non-qualified compensation plans, which allow certain highly compensated employees and directors to defer the receipt of a portion of their salary, bonus and fees. Participants can earn a return on their deferred balance that is based on hypothetical investments in various investment vehicles. Changes in the market value of these investments are reflected as an adjustment to the liability with an offset to expense. As of December 31, 2008 and 2007, the liability to the participants of these plans was $13.5 million and $20.0 million, respectively. These amounts reflect the accumulated participant deferrals and earnings thereon as of that date. The company makes no contributions to the deferred compensation plans and remains contingently liable to the participants.

Retirement plans’ funded status and amounts recognized in the company’s consolidated balance sheets at December 31, 2008 and 2007, follow:

	U.S. Plans		International Plans
December 31 (millions)	2008	2007	2008	2007
Change in projected benefit obligation
Benefit obligation at beginning of year	$4,602.0	$4,771.8	$2,376.8	$2,464.1
Service cost	-	.2	22.9	41.4
Interest cost	283.9	278.0	130.9	123.9
Plan participants’ contributions	-	-	6.8	9.4
Plan amendments	-	5.5	(6.1)	(7.2)
Actuarial gain	(105.4)	(126.5)	(287.2)	(281.4)
Benefits paid	(330.2)	(327.0)	(93.9)	(84.3)
Foreign currency translation adjustments	-	-	(339.3)	110.9
Benefit obligation at end of year	$4,450.3	$4,602.0	$1,810.9	$2,376.8
Change in plan assets
Fair value of plan assets at beginning of year	$4,979.1	$4,931.3	$2,228.1	$2,048.6
Actual return on plan assets	(1,359.7)	366.9	(266.0)	81.9
Employer contribution	7.5	7.9	70.6	70.8
Plan participants’ contributions	-	-	6.8	9.4
Benefits paid	(330.2)	(327.0)	(93.9)	(84.3)
Foreign currency translation adjustments	-	-	(312.7)	101.7
Fair value of plan assets at end of year	$3,296.7	$4,979.1	$1,632.9	$2,228.1
Funded status at end of year	$(1,153.6)	$377.1	$(178.0)	$(148.7)
Amounts recognized in the consolidated balance sheets consist of:

Prepaid postretirement assets	$ -	$460.3	$20.7	$36.7

Other accrued liabilities	(7.3)	(7.3)	(.2)	-

Long-term postretirement liabilities	(1,146.3)	(75.9)	(198.5)	(185.4)

Total funded status	$(1,153.6)	$377.1	$(178.0)	$(148.7)

Accumulated other comprehensive loss, net of tax

Net loss	$2,392.2	$788.0	$294.1	$287.3

Prior service cost (credit)	$4.9	$5.5	$(.9)	$1.2
Accumulated benefit obligation	$4,450.3	$4,602.0	$1,755.5	$2,093.4

Information for defined benefit retirement plans with an accumulated benefit obligation in excess of plan assets at December 31, 2008 and 2007, follows:

December 31 (millions)	2008	2007
Accumulated benefit obligation	$5,436.0	$1,100.2

Fair value of plan assets	4,088.7	952.2

Information for defined benefit retirement plans with a projected benefit obligation in excess of plan assets at December 31, 2008 and 2007, follows:

December 31 (millions)	2008	2007
Projected benefit obligation	$5,441.1	$1,576.6

Fair value of plan assets	4,088.7	1,308.0

Net periodic pension cost (income) for 2008, 2007 and 2006 includes the following components:

	U.S. Plans			International Plans
Year ended December 31 (millions)	2008	2007	2006	2008	2007	2006
Service cost	$ -	$.2	$61.4	$22.9	$41.4	$48.4
Interest cost	283.9	278.0	278.3	130.9	123.9	112.6
Expected return on plan assets	(407.3)	(389.7)	(367.2)	(154.5)	(146.4)	(122.7)
Amortization of prior service (benefit) cost	.7	-	(1.9)	.2	.6	.9
Recognized net actuarial loss	57.4	97.4	121.3	13.1	35.3	49.4
Settlement/curtailment (gain) loss	-	-	(45.0)	1.4	(5.7)	-
Net periodic pension cost (income)	$(65.3)	$(14.1)	$46.9	$14.0	$49.1	$88.6

Weighted-average assumptions used to determine net periodic pension cost for the years ended December 31 were as follows:

Discount rate*	6.38%	6.02%	5.84/6.29%	5.86%	5.03%	4.77%
Rate of compensation increase	N/A	N/A	4.58%	3.29%	3.13%	3.12%
Expected long-term rate of return on assets**	8.75%	8.75%	8.75%	7.28%	7.30%	7.25%

*The dual rate for 2006 was caused by the remeasurement of the U.S. plans in March.

** For 2009, the company has assumed that the expected long-term rate of return on plan assets for its U.S. defined benefit pension plan will be 8.75%.

Weighted-average assumptions used to determine benefit obligations at December 31 were as follows:
Discount rate	6.75%	6.38%	6.02%	6.42%	5.86%	5.03%
Rate of compensation increase	N/A	N/A	N/A	2.88%	3.29%	3.13%

The expected pretax amortization in 2009 of net periodic pension cost is as follows: net loss, $87.7 million; and prior service cost, $.7 million.

The asset allocation for the defined benefit pension plans at December 31, 2008 and 2007, follows:

	U.S.		Int’l
December 31	2008	2007	2008	2007
Asset Category
Equity securities	62%	67%	40%	50%
Debt securities	30%	28%	56%	47%
Real estate	5%	4%	2%	1%
Cash	3%	1%	2%	2%
Total	100%	100%	100%	100%

The company’s investment policy targets and ranges for each asset category are as follows:

	U.S.		Int’l
Asset Category	Target	Range	Target	Range
Equity securities	68%	65-71%	46%	41-52%
Debt securities	26%	23-29%	52%	46-57%
Real estate	6%	3-9%	0%	0-3%
Cash	0%	0-5%	2%	0-4%

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

The company expects to make cash contributions of approximately $90 million to its worldwide defined benefit pension plans (principally international plans) in 2009. In accordance with regulations governing contributions to U.S. defined benefit pension plans, the company is not required to fund its U.S. qualified defined benefit pension plan in 2009.

As of December 31, 2008, the following benefit payments, which reflect expected future service where applicable, are expected to be paid from the defined benefit pension plans:

Year ending December 31 (millions)	U.S.	Int’l
2009	$341.1	$72.9
2010	342.2	77.5
2011	345.3	83.5
2012	349.6	92.2
2013	352.4	99.4
2014 - 2018	1,787.8	582.8

Other postretirement benefits A reconciliation of the benefit obligation, fair value of the plan assets and the funded status of the postretirement benefit plan at December 31, 2008 and 2007, follows:

December 31 (millions)	2008	2007
Change in accumulated benefit obligation
Benefit obligation at beginning of year	$189.7	$203.7
Service cost	.5	-
Interest cost	12.5	12.1
Plan participants’ contributions	9.1	11.4
Amendments	11.2	.8
Actuarial (gain) loss	(12.1)	(1.9)
Federal drug subsidy	4.9	1.0
Benefits paid	(31.2)	(37.4)
Benefit obligation at end of year	$184.6	$189.7
Change in plan assets
Fair value of plan assets at beginning of year	$11.5	$12.8
Actual return on plan assets	.8	.3
Employer contributions	19.5	24.4
Plan participants’ contributions	9.1	11.4
Benefits paid	(31.2)	(37.4)
Fair value of plan assets at end of year	$9.7	$11.5
Funded status at end of year	$(174.9)	$(178.2)
Amounts recognized in the consolidated balance sheets consist of:
Other accrued liabilities	$(22.7)	$(18.8)
Long-term postretirement liabilities	(152.2)	(159.4)
Total funded status	$(174.9)	$(178.2)
Accumulated other comprehensive loss, net of tax
Net loss	$35.8	$48.0
Prior service cost (benefit)	9.8	.4

Net periodic postretirement benefit cost for 2008, 2007 and 2006, follows:

Year ended December 31 (millions)	2008	2007	2006
Service cost	$.5	$ -	$ -
Interest cost	12.5	12.1	12.7
Expected return on assets	(.5)	(.5)	(.5)
Amortization of prior service cost (benefit)	1.9	(.1)	(1.9)
Recognized net actuarial loss	3.9	4.5	5.0
Net periodic benefit cost	$18.3	$16.0	$15.3
Weighted-average assumptions used to determine net periodic postretirement benefit cost for the years ended December 31 were as follows:
Discount rate	6.58%	6.58%	6.46%
Expected return on plan assets	6.75%	6.75%	6.75%
Weighted-average assumptions used to determine benefit obligation at December 31 were as follows:
Discount rate	7.02%	6.58%	6.58%

The expected pretax amortization in 2009 of net periodic postretirement benefit cost is as follows: net loss, $3.5 million; and prior service cost, $1.5 million.

The plan assets are invested as follows: 28% debt securities, 70% insurance contracts and 2% cash. The company reviews its asset allocation periodically, taking into consideration plan liabilities, plan payment streams and then-current capital market assumptions. The company sets the long-term expected return on asset assumption, based principally on the long-term expected return on debt securities. These return assumptions are based on a combination of current market conditions, capital market expectations of third-party investment advisors and actual historical returns of the asset classes.

The company expects to contribute approximately $23 million to its postretirement benefit plan in 2009.

Assumed health care cost trend rates at December 31	2008	2007
Health care cost trend rate assumed for next year	8.6%	9.4%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2014	2014

A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions of dollars):

	1-Percentage- Point Increase	1-Percentage- Point Decrease
Effect on service and interest cost	$.5	$(.5)
Effect on postretirement benefit obligation	5.3	(7.9)

As of December 31, 2008, the following benefits are expected to be paid to or from the company’s postretirement plan:

Year ending December 31 (millions)	Gross Medicare Part D Receipts	Gross Expected Payments
2009	$3.4	$29.2
2010	3.5	29.1
2011	3.3	28.0
2012	3.2	28.0
2013	3.2	27.6
2014 - 2018	7.4	75.0

18. Stockholders’ equity

The company has 720 million authorized shares of common stock, par value $.01 per share, and 40 million shares of authorized preferred stock, par value $1 per share, issuable in series.

At December 31, 2008, 76.7 million shares of unissued common stock of the company were reserved principally for stock-based incentive and savings plans.

Comprehensive income (loss) for the three years ended December 31, 2008, includes the following components:

Year ended December 31 (millions)	2008	2007	2006
Net loss	$(130.1)	$(79.1)	$(278.7)
Other comprehensive income (loss)
Cash flow hedges
Income (loss), net of tax of $ –, $ – and $(.3)	–	(.2)	(1.1)
Reclassification adjustments, net of tax of $ –, $ – and $.3	–	.2	1.0
Foreign currency translation adjustments	(106.2)	37.8	(5.8)
Postretirement adjustments, net of tax of $(8.8), $(33.2) and $(40.9)	(1,627.4)	405.3	1,544.6
Total other comprehensive income	(1,733.6)	443.1	1,538.7
Comprehensive income (loss)	$(1,863.7)	$364.0	$1,260.0

Accumulated other comprehensive income (loss) as of December 31, 2008, 2007 and 2006, is as follows:

(millions)	Total	Translation Adjustments	Cash Flow Hedges	Postretirement Plans
Balance at December 31, 2005	$(1,844.9)	$(627.3)	$.1	$(1,217.7)
Change during period	1,538.7	(5.8)	(.1)	1,544.6
Adoption of SFAS No. 158	(1,319.8)	–	–	(1,319.8)
Balance at December 31, 2006	(1,626.0)	(633.1)	–	(992.9)
Change during period	443.1	37.8	–	405.3
Balance at Dec. 31, 2007	(1,182.9)	(595.3)	–	(587.6)
Change during period	(1,733.6)	(106.2)	–	(1,627.4)
Balance at December 31, 2008	$(2,916.5)	$(701.5)	$ –	$(2,215.0)

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

KPMG LLP, an independent registered public accounting firm, has audited the company’s 2008 financial statements. Its accompanying report is based on an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Board of Directors, through its Audit Committee, which is composed entirely of independent directors, oversees management’s responsibilities in the preparation of the financial statements and selects the independent registered public accounting firm, subject to stockholder ratification. The Audit Committee meets regularly with the independent registered public accounting firm, representatives of management, and the internal auditors to review the activities of each and to assure that each is properly discharging its responsibilities. To ensure complete independence, the internal auditors and representatives of KPMG LLP have full access to meet with the Audit Committee, with or without management representatives present, to discuss the results of their audits and their observations on the adequacy of internal controls and the quality of financial reporting.

J. Edward Coleman	Janet Brutschea Haugen
Chairman of the Board and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Unisys Corporation

We have audited the accompanying consolidated balance sheet of Unisys Corporation and subsidiaries as of December 31, 2008, and the related consolidated statements of income, stockholders’ equity (deficit) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unisys Corporation and subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Unisys Corporation’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Philadelphia, Pennsylvania

March 2, 2009

Report of Independent Registered Public Accounting Firm on the Financial Statements

To the Board of Directors and Shareholders of Unisys Corporation

We have audited the accompanying consolidated balance sheet of Unisys Corporation as of December 31, 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of Unisys Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unisys Corporation at December 31, 2007, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Philadelphia, Pennsylvania

February 28, 2008

Report of Management on Internal Control Over Financial Reporting

The management of Unisys Corporation (the company) is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we assert that the company maintained effective internal control over financial reporting as of December 31, 2008, based on the specified criteria.

KPMG LLP, an independent registered public accounting firm, has audited the company’s internal control over financial reporting as of December 31, 2008, as stated in their attestation report that appears on the following page.

J. Edward Coleman	Janet Brutschea Haugen
Chairman of the Board and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Unisys Corporation

We have audited Unisys Corporation’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Unisys Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Unisys Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Unisys Corporation and subsidiaries as of December 31, 2008, and the related consolidated statements of income, stockholders’ equity (deficit) and cash flows for the year then ended, and our report dated March 2, 2009 expressed an unqualified opinion on those consolidated financial statements.

Philadelphia, Pennsylvania

March 2, 2009

Unisys Corporation

Supplemental Financial Data (Unaudited)

Quarterly financial information

(millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2008
Revenue	$1,301.3	$1,340.0	$1,312.4	$1,279.5	$5,233.2
Gross profit	293.2	303.8	292.0	237.7	1,126.7
Income (loss) before income taxes	.4	(10.4)	10.3	(77.3)	(77.0)
Net loss	(23.4)	(14.0)	(34.7)	(58.0)	(130.1)
Loss per share – basic	(.07)	(.04)	(.10)	(.16)	(.36)
– diluted	(.07)	(.04)	(.10)	(.16)	(.36)
Market price per share – high	4.75	5.11	4.29	2.92	5.11
– low	3.19	3.85	2.70	.38	.38
2007
Revenue	$1,348.0	$1,375.7	$1,393.1	$1,535.7	$5,652.5
Gross profit	257.4	299.4	309.1	421.1	1,287.0
Income (loss) before income taxes	(23.0)	(24.9)	5.8	45.6	3.5
Net income (loss)	3.6	(65.5)	(31.0)	13.8	(79.1)
Earnings (loss) per share – basic	.01	(.19)	(.09)	.04	(.23)
– diluted	.01	(.19)	(.09)	.04	(.23)
Market price per share – high	9.47	9.51	9.70	7.90	9.70
– low	7.78	7.52	6.43	4.42	4.42

In the fourth quarter of 2008, the company recorded pretax cost-reduction and other charges of $95.6 million. In the first, second and fourth quarters of 2007, the company recorded pretax cost-reduction and other charges of $32.7 million, $33.3 million and $50.8 million, respectively. In the first quarter of 2007, the company recorded a pretax gain of $23.7 million on the sale of the company’s media business and a favorable income tax audit settlement of $39.4 million. See Notes 3, 7 and 9 of the Notes to Consolidated Financial Statements.

The individual quarterly per-share amounts may not total to the per-share amount for the full year because of accounting rules governing the computation of earnings per share.

Market prices per share are as quoted on the New York Stock Exchange composite listing.

Five-year summary of selected financial data

(dollars in millions, except per share data)	2008(1)	2007(1)	2006(1)	2005(2)	2004(1)(3)
Results of operations
Revenue	$5,233.2	$5,652.5	$5,757.2	$5,758.7	$5,820.7
Operating income (loss)	40.7	85.9	(326.8)	(162.4)	(34.8)
Income (loss) before income taxes	(77.0)	3.5	(250.9)	(170.9)	(76.0)
Net income (loss)	(130.1)	(79.1)	(278.7)	(1,731.9)	38.6
Earnings (loss) per share
Basic	(.36)	(.23)	(.81)	(5.09)	.12
Diluted	(.36)	(.23)	(.81)	(5.09)	.11
Financial position
Total assets	$2,824.1	$4,137.1	$4,037.9	$4,028.9	$5,620.9
Long-term debt	1,059.1	1,058.3	1,049.1	1,049.0	898.4
Stockholders’ equity (deficit)	(1,454.3)	366.6	(64.2)	(32.6)	1,506.5
Stockholders’ equity (deficit) per share	(3.93)	1.04	(.19)	(.10)	4.46
Other data
Capital additions of properties	$76.9	$77.5	$70.1	$112.0	$137.0
Capital additions of outsourcing assets	133.1	137.5	81.0	143.8	177.5
Investment in marketable software	84.5	94.0	105.4	125.7	119.6
Depreciation and amortization
Properties	105.7	115.1	120.5	120.7	136.5
Outsourcing assets	162.6	143.8	135.1	128.8	123.3
Amortization of marketable software	149.7	121.6	132.9	124.7	134.2
Common shares outstanding (millions)	369.9	353.9	345.4	342.2	337.4
Stockholders of record (thousands)	20.6	20.7	22.9	24.1	25.2
Employees (thousands)	29.0	30.0	31.5	36.1	36.4
(1)	Includes pretax cost- reduction and other charges of $103.1 million, $116.8 million, $330.1 million and $82.0 million for the years ended December 31, 2008, 2007, 2006 and 2004, respectively.
(2)	Includes an increase in the valuation allowance for deferred tax assets resulting in a non cash charge of $1,573.9 million.
(3)	Includes a pretax impairment charge of $125.6 million and favorable income tax audit settlements of $97.0 million.