Form 10-K, Exhibit 13
period 2009-12-31
UNISYS CORP
filed 2010-02-24
CIK 746838

Exhibit 13

Unisys Corporation

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

In 2009, the company reported significantly improved profitability and cash flow, despite lower revenue in a challenging global economy, as the company benefited from an ongoing program to enhance its financial results and strengthen its balance sheet. The program, announced at the beginning of 2009, is based upon the following business priorities:

•	Concentrate the company’s investments and resources on business opportunities in fewer, more profitable markets in the information technology (IT) marketplace;

•	Create clearly differentiated value propositions in its focused markets and solution offerings;

•	Enhance the cost-efficiency of its services labor delivery model to drive gross margin expansion; and

•	Reduce overhead expense by simplifying its business, streamlining reporting lines and processes, and creating clear lines of accountability for results.

As part of this program, the company is acting upon a wide range of actions aimed at reducing its annual cost structure (cost of services and selling, general and administrative expenses) by a combined $500 million compared to 2008 levels. Cost-reduction actions that have been taken or are currently underway include reductions in third-party expenses, facility consolidations, headcount reductions, forgoing of salary increases in most of the company’s markets, and suspension of company matching contributions to the U.S. 401(k) plan, which had been costing about $50 million annually.

Reflecting the benefits of these and other actions, the company reported significantly improved operating income of $345.6 million in 2009 compared with operating income of $40.7 million in 2008. Operating profit margin improved to 7.5% in 2009 compared with .8% in 2008. After a tax provision of $41.6 million, the company reported net income attributable to Unisys Corporation of $189.3 million, or $4.75 per diluted share, for 2009. This compared with a 2008 net loss attributable to Unisys Corporation of $130.1 million, or a loss of $3.62 per diluted share, which included a tax provision of $53.2 million. Cash from operating activities increased to $396.8 million in 2009 compared with $254.6 million in 2008.

The company implemented this program in the midst of a challenging global economic environment in 2009. Reflecting weak global economic conditions, unfavorable foreign currency translation, as well as the company’s de-emphasis of lower-margin business, the company’s revenue declined 12% to $4.60 billion compared with revenue of $5.23 billion in 2008. Foreign currency exchange rates had an approximately 4-percentage-point negative impact on revenue in 2009.

The company’s 2008 results included:

•

Pretax cost reduction and other charges of $103.1 million, principally for 1,304 personnel reductions, idle facility costs and asset write downs associated with portfolio exits and lease guarantees. See Note 3 of the Notes to Consolidated Financial Statements; and

•	Pretax pension income of $51.3 million. See Note 16 of the Notes to Consolidated Financial Statements.

The company’s 2007 results included:

•	Pretax cost reduction and other charges of $116.8 million, principally for 1,737 personnel reductions and idle facility costs. See Note 3 of the Notes to Consolidated Financial Statements;

•	Pretax pension expense of $35.0 million. See Note 16 of the Notes to Consolidated Financial Statements;

•	A pretax gain of $24.7 million on the sale of the company’s media solutions business; and

•	A $39.4 million tax benefit related to an income tax audit settlement. See Note 7 of the Notes to Consolidated Financial Statements.

Results of operations

2008 and 2007 cost-reduction actions

The company’s results in 2008 and 2007 reflect a number of charges related to cost-reduction actions. The company’s results in 2009 reflect the benefits derived from the 2008 and 2007 cost-reduction actions. In 2008 and 2007, the company has recorded total pretax charges of $219.9 million, comprised of $104.9 million for 3,041 work-force reductions, $61.0 million for idle lease costs and $54.0 million principally related to asset write downs associated with portfolio exits and lease guarantees.

During 2008, the company consolidated facility space and committed to an additional reduction of 1,304 employees. This resulted in pretax charges of $103.1 million which were recorded in the following statement of income classifications: cost of revenue – services, $36.1 million; cost of revenue – technology, $14.3 million; selling, general and administrative expenses, $49.0 million; and research and development expenses, $3.7 million.

During 2007, the company consolidated facility space and committed to a reduction of 1,737 employees. This resulted in pretax charges of $116.8 million which were recorded in the following statement of income classifications: cost of revenue – services, $31.8 million; cost of revenue – technology, $3.9 million; selling, general and administrative expenses, $62.0 million; and research and development expenses, $20.6 million. In addition, the portion of the cost-reduction charges related to noncontrolling interests was $1.5 million and is included in net income attributable to noncontrolling interests.

Company results

Revenue for 2009 was $4.60 billion compared with 2008 revenue of $5.23 billion, a decrease of 12%. Services revenue in 2009 decreased by 12% and Technology revenue declined by 11%. Foreign currency had a 4-percentage-point negative impact on revenue in 2009 compared with 2008. The declines reflect the weak global economic conditions, as well as the company’s de-emphasis of lower-margin business. Revenue for 2008 was $5.23 billion compared with 2007 revenue of $5.65 billion, a decrease of 7%. Services revenue in 2008 decreased by 5% and Technology revenue declined by 22%. Foreign currency had a 1-percentage-point positive impact on revenue in 2008 compared with 2007. Revenue from international operations in 2009, 2008 and 2007 was $2.48 billion, $2.99 billion and $3.22 billion, respectively. Foreign currency had an 8-percentage-point negative impact on international revenue in 2009 compared with 2008. Revenue from U.S. operations was $2.12 billion in 2009, $2.24 billion in 2008 and $2.43 billion in 2007.

Gross profit percent was 24.7% in 2009, 21.5% in 2008 and 22.8% in 2007. Gross profit percent in 2009 compared with 2008 reflects the improved cost efficiencies in services delivery and the benefits from expense reductions. Included in gross profit percent in 2008 and 2007 were cost reduction charges of $50.4 million and $35.7 million, respectively. Gross profit percent in 2008 compared with 2007 reflects a decline in pension expense of $66.5 million (income of $39.7 million in 2008 compared with expense of $26.8 million in 2007).

Selling, general and administrative expenses were $689.2 million in 2009 (15.0% of revenue), $957.0 million in 2008 (18.3% of revenue) and $1.02 billion in 2007 (18.1% of revenue). Selling, general and administrative expenses in 2009 compared with 2008 reflect the benefits from cost reduction actions as well as foreign exchange rate fluctuations. Included in selling, general and administrative expenses in 2008 and 2007 were cost reduction charges of $49.0 million and $62.0 million, respectively. Selling, general and administrative expenses in 2008 compared with 2007 reflect a decline in pension expense of $14.0 million (income of $4.7 million in 2008 compared with expense of $9.3 million in 2007). In addition in 2008, the company (a) reversed $13.2 million of previously-accrued compensation expense related to performance-based restricted stock units due to a change in the assessment of the achievability of performance goals and (b) recorded approximately $9 million of charges associated with prior year items related principally to employee benefits and lease accounting.

Research and development (R&D) expenses in 2009 were $101.9 million compared with $129.0 million in 2008 and $179.0 million in 2007. Included in R&D expenses in 2008 and 2007 were cost reduction charges of $3.7 million and $20.6 million, respectively. The decrease in R&D expenses principally reflects changes in the company’s development model as the company has focused its investments on software development versus hardware design.

In 2009, the company reported an operating profit of $345.6 million compared with an operating profit of $40.7 million in 2008 and an operating profit of $85.9 million in 2007. The principal items affecting the comparison of 2009 with 2008 were the improved cost efficiencies in services delivery and the benefits from operating expense reductions. The principal items affecting the comparison of 2008 with 2007 were the overall revenue decline and the expiration of the one-time fixed royalty fee from Nihon Unisys Limited (NUL), discussed below. Revenue in 2008 declined approximately $56 million due to the expiration of this royalty fee. Operating profit in 2008 compared with 2007 also reflected a decline in pension expense of $86.3 million (pension income of $51.3 million in 2008 compared with pension expense of $35.0 million in 2007) and cost reduction charges of $103.1 million in 2008 compared with $118.3 million in 2007.

Pension income for 2009 was $23.6 million compared with pension income of $51.3 million in 2008 and pension expense of $35.0 million in 2007. The change in 2009 from 2008 was principally due to lower returns on plan assets worldwide. The change in 2008 from 2007 was principally due to increases in discount rates and higher returns on plan assets in prior years. The company records pension income or expense, as well as other employee-related costs such as payroll taxes and medical insurance costs, in operating income in the following income statement categories: cost of revenue; selling, general and administrative expenses; and research and development expenses. The amount allocated to each category is based on where the salaries of active employees are charged.

Effective January 1, 2009, the company match to the U.S. employee savings plan was suspended. The charge to income related to the company match for the years ended December 31, 2009, 2008 and 2007 was zero, $47.5 million and $47.4 million, respectively.

Due to changes in estimates related to cost reduction charges, during 2009 $1.4 million was recorded as income compared with $4.9 million of expense recorded in 2008 and $16.3 million of income recorded in 2007. In addition, during 2009, the company recorded a benefit of $11.2 million (a $5.4 million benefit in other income, a $6.1 million benefit in cost of revenue and an expense of $.3 million in selling, general and administrative expense related to legal fees) related to a 2009 change in Brazilian law involving a gross receipt tax.

Interest expense was $95.2 million in 2009, $85.1 million in 2008 and $76.3 million in 2007. The increase in interest expense in 2009 was primarily due to higher interest rates associated with the debt issued in connection with the debt exchange discussed below. The increase in interest expense in 2008 was primarily due to increased interest rates related to the refinancing of the company’s $200 million 7 7/8% notes due 2008 with the company’s $210 million 12 1/2% notes due 2016.

Other income (expense), net was expense of $15.8 million in 2009, compared with expense of $20.1 million in 2008 and income of $19.8 million in 2007. Included in 2009 was income of $5.4 million related to the Brazilian law change discussed above and foreign exchange losses of $12.2 million. The difference in 2008 from 2007 was principally due to a gain of $24.7 million on the sale of the company’s media business in 2007.

Income (loss) before income taxes in 2009 was income of $234.6 million compared with a loss of $64.5 million in 2008 and income of $29.4 million in 2007.

The accounting rules governing income taxes require that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. In addition, the rules require that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or the entire deferred tax asset will not be realized.

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

In 2005, based upon the level of historical taxable income and projections of future taxable income over the periods during which the deferred tax assets are deductible, management concluded that it was more likely than not that the U.S. and certain foreign deferred tax assets in excess of deferred tax liabilities would not be realized. A full valuation allowance was recognized in 2005 and is currently maintained for all U.S. and certain foreign deferred tax assets in excess of deferred tax liabilities. The company will record a tax provision or benefit for those international subsidiaries that do not have a full valuation allowance against their deferred tax assets. Any profit or loss recorded for the company’s U.S. operations will have no provision or benefit associated with it. As a result, the company’s provision or benefit for taxes will vary significantly depending on the geographic distribution of income.

The realization of the remaining net deferred tax assets of approximately $173 million as of December 31, 2009 is primarily dependent on forecasted future taxable income within certain foreign jurisdictions. Any reduction in estimated forecasted future taxable income may require the company to record an additional valuation allowance against the remaining deferred tax assets. Any increase or decrease in the valuation allowance would result in additional or lower income tax expense in such period and could have a significant impact on that period’s earnings.

The provision for income taxes in 2009, 2008 and 2007 was $41.6 million, $53.2 million and $82.7 million, respectively. The 2009 income tax provision includes a $28.7 million benefit due to changes in judgment about the company’s ability to realize deferred tax assets in future years resulting in a net decrease in valuation allowances, an $11.1 million benefit related to provisions in the Housing and Economic Recovery Act of 2008 permitting certain research and alternative minimum tax (AMT) credit carryforwards to be refundable and a tax benefit of $7.7 million related to prior year tax adjustments. The 2008 income tax provision includes a $7.8 million benefit related to provisions in the Housing and Economic Recovery Act of 2008, a $9.7 million benefit due to changes in judgment about the company’s ability to realize deferred tax assets in future years resulting in a net decrease in valuation allowances, and a tax benefit of $8.7 million related to prior year tax adjustments. The 2007 income tax provision includes a benefit of $39.4 million related to a Netherlands income tax audit settlement and a provision of $8.9 million due to a reduction of the UK income tax rate and its impact on the UK deferred tax assets.

Due to cumulative inflation of approximately 100 percent or more over the last 3-year period, the company’s Venezuelan subsidiary will apply highly inflationary accounting beginning January 1, 2010. For those international subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency, and as such, nonmonetary assets and liabilities are translated at historical exchange rates, and monetary assets and liabilities are translated at current exchange rates. Exchange gains and losses arising from translation are included in other income (expense), net. Effective January 11, 2010, the Venezuelan government devalued the Bolivar Fuertes by 50 percent by resetting the official exchange rate from 2.15 to the U.S. dollar to 4.30 to the U.S. dollar. As a result, the company expects to record a foreign exchange loss in the first quarter of 2010 of approximately $20 million.

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

Also included in the Technology segment’s sales and operating profit are hardware and software sold to the Services segment for internal use in Services agreements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2009, 2008 and 2007 was $14.8 million, $38.5 million and $17.3 million, respectively. The profit on these transactions is eliminated in Corporate.

The company evaluates business segment performance on operating income exclusive of cost-reduction charges and unusual and nonrecurring items, which are included in Corporate. All other corporate and centrally incurred costs are allocated to the business segments, based principally on revenue, employees, square footage or usage. Therefore, the segment comparisons below exclude the cost-reduction charges mentioned above. See Note 15 of the Notes to Consolidated Financial Statements.

Information by business segment for 2009, 2008 and 2007 is presented below:

(millions of dollars)	Total	Eliminations	Services	Technology

2009

Customer revenue	$4,597.7		$4,036.9	$560.8

Intersegment		$(170.8)	6.9	163.9
Total revenue	$4,597.7	$(170.8)	$4,043.8	$724.7
Gross profit percent	24.7%		18.8%	49.6%

Operating income percent	7.5%		6.2%	12.4%

2008

Customer revenue	$5,233.2		$4,603.6	$629.6

Intersegment		$(232.0)	13.9	218.1
Total revenue	$5,233.2	$(232.0)	$4,617.5	$847.7
Gross profit percent	21.5%		18.1%	43.5%

Operating income percent	.8%		3.0%	4.1%

2007

Customer revenue	$5,652.5		$4,846.7	$805.8

Intersegment		$(206.7)	13.9	192.8
Total revenue	$5,652.5	$(206.7)	$4,860.6	$998.6
Gross profit percent	22.8%		17.4%	47.0%

Operating income percent	1.5%		2.5%	8.3%

Gross profit percent and operating income percent are as a percent of total revenue.

Customer revenue by classes of similar products or services, by segment, for 2009, 2008 and 2007 is presented below:

Year ended December 31 (millions)	2009	2008	Percent Change	2007	Percent Change

Services

Systems integration and consulting	$1,360.0	$1,490.5	(8.8)%	$1,504.2	(.9)%

Outsourcing	1,804.2	2,006.6	(10.1)%	2,039.7	(1.6)%

Infrastructure services	563.9	735.1	(23.3)%	878.2	(16.3)%

Core maintenance	308.8	371.4	(16.9)%	424.6	(12.5)%
	4,036.9	4,603.6	(12.3)%	4,846.7	(5.0)%

Technology

Enterprise-class servers	464.6	515.8	(9.9)%	647.3	(20.3)%

Specialized technologies	96.2	113.8	(15.5)%	158.5	(28.2)%
	560.8	629.6	(10.9)%	805.8	(21.9)%
Total	$4,597.7	$5,233.2	(12.1)%	$5,652.5	(7.4)%

In the Services segment, customer revenue was $4.04 billion in 2009, $4.60 billion in 2008 and $4.85 billion in 2007. Services revenue in 2009 compared with 2008 was impacted by continued world wide weak demand and foreign currency exchange rates. Foreign currency had about a 5-percentage-point negative impact on Services revenue in 2009 compared with 2008.

Revenue from systems integration and consulting decreased 8.8% in 2009 compared with 2008, reflecting lower demand for project-based services and 2008 declined .9% compared with 2007.

Outsourcing revenue decreased 10.1% in 2009 from 2008 primarily reflecting declines in business processing outsourcing (BPO), and it decreased 1.6% in 2008 from 2007.

Infrastructure services revenue declined 23.3% in 2009 compared with 2008 and 16.3% in 2008 compared with 2007. The decline in both periods reflects the company’s de-emphasis of lower-margin business, as well as the shift away from project work to managed outsourcing contracts.

Core maintenance revenue declined 16.9% from $371.4 million in 2008 to $308.8 million in 2009; it decreased 12.5% in 2008 from $424.6 million in 2007. The company expects the secular decline of core maintenance to continue.

Services gross profit was 18.8% in 2009, 18.1% in 2008 and 17.4% in 2007. Services operating income percent was 6.2% in 2009 compared with 3.0% in 2008 and 2.5% in 2007. Services margins in 2009 reflect the benefits from cost reduction actions. Services margins in 2008 reflect a decline in pension expense in gross profit of $64.7 million (income of $37.5 million in 2008 compared with expense of $27.2 million in 2007) and a decline in pension expense in operating income of $76.4 million (income of $41.2 million in 2008 compared with expense of $35.2 million in 2007).

In the Technology segment, customer revenue was $560.8 million in 2009, $629.6 million in 2008 and $805.8 million in 2007. Foreign currency translation had about a 1-percentage-point negative impact on Technology revenue in 2009 compared with 2008. The decline in Technology revenue in 2009 primarily reflects lower sales of ES7000 servers and specialized equipment, as well as the expiration of a royalty from NUL. The decline in Technology revenue in 2008 reflects the NUL revenue decline beginning in April 2008 due to expiration of the royalty fee. The company had recognized revenue of $18.8 million per quarter ($8.5 million in enterprise-class servers and $10.3 million in specialized technologies) under this royalty agreement over the three–year period ended March 31, 2008. The expiration of this royalty from NUL contributed about 7 percentage points, or approximately $56 million, of the technology segment’s 22% decline in revenue in 2008. The company expects that future technology revenue will reflect the continuing secular decline in enterprise servers.

Revenue for the company’s enterprise-class servers declined 9.9% in 2009 compared with 2008 and it declined 20.3% in 2008 compared with 2007. Technology sales in 2009 slowed as clients tightened spending on information technology projects due to economic concerns, as well as the secular decline in enterprise-class servers. The decline in 2008 compared with 2007 was principally due to the secular decline in enterprise-class servers and the expiration of the NUL royalty, described above.

Revenue from specialized technologies, which includes third-party technology products, the company’s payment systems products and royalties from the company’s agreement with NUL, decreased 15.5% in 2009 compared with 2008 and it decreased 28.2% in 2008 compared with 2007. The 2008 decline was principally due to the ending of the NUL royalties, discussed above.

Technology gross profit was 49.6% in 2009, 43.5% in 2008 and 47.0% in 2007. Technology operating income percent was 12.4% in 2009 compared with 4.1% in 2008 and 8.3% in 2007. The increase in gross profit margin and operating profit margin in 2009 compared with 2008 reflects a richer mix of high margin enterprise servers. The decline in operating profit margin in 2008 compared with 2007 primarily reflects the NUL revenue decline, discussed above, as well as the continuing secular decline in enterprise servers.

New accounting pronouncements

See Note 5 of the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on results of operations and financial condition.

Financial condition

The company’s principal sources of liquidity are cash on hand, cash from operations and its U.S. trade accounts receivable facility, which is discussed below. The company’s anticipated future cash expenditures are discussed below and include anticipated contributions to its defined benefit pension plans. The company believes that it will have adequate sources of liquidity to meet its expected 2010 cash requirements.

Cash and cash equivalents at December 31, 2009 were $647.6 million compared with $544.0 million at December 31, 2008.

During 2009, cash provided by operations was $396.8 million compared with $254.6 million in 2008. The increase was primarily the result of the change in net income between periods. Cash expenditures related to restructuring actions (which are included in operating activities) in 2009 and 2008 were $61.3 million and $60.4 million, respectively. Cash expenditures for restructuring actions are expected to be approximately $16 million in 2010. At December 31, 2009 and December 31, 2008, receivables of $100 million and $141 million, respectively, were sold under the company’s U.S. securitization. Effective January 1, 2010, the company is required to adopt a new accounting standard whereby its U.S. trade accounts receivable facility will no longer meet the requirements to be treated as a sale of receivables, and therefore will be accounted for as a secured borrowing. This will decrease cash provided by operations by approximately $100 million in the first quarter of 2010 with an offsetting increase in cash received from financing activities.

Cash used for investing activities in 2009 was $271.3 million compared with cash used of $283.0 million in 2008. Items affecting cash used for investing activities were the following: Net proceeds from investments in 2009 were $1.3 million compared with net proceeds of $17.9 million in 2008. Proceeds from investments and purchases of investments represent derivative financial instruments used to manage the company’s currency exposure to market risks from changes in foreign currency exchange rates. The amount of proceeds and purchases of investments has declined significantly from last year, principally reflecting the fact that in the fourth quarter of 2008, the company capitalized certain intercompany balances for foreign subsidiaries which reduced the need for these derivatives. During the year ended December 31, 2009, the company used $86.8 million of cash to collateralize letters of credit. In addition in 2009, the investment in marketable software was $57.6 million compared with $84.5 million in 2008, capital additions of properties were $45.9 million in 2009 compared with $76.9 million in 2008 and capital additions of outsourcing assets were $97.8 million in 2009 compared with $133.1 million in 2008.

Cash used for financing activities during 2009 was $46.1 million compared with cash used of $200.9 million in 2008. Cash used during 2009 relates to the debt exchange discussed below. The prior-year period includes the redemption, at par, of all of the company’s $200 million 7 7/8% senior notes due April 1, 2008.

At December 31, 2009, total debt was $911.7 million, a decrease of $148.9 million from December 31, 2008, due to the debt exchange described below.

On July 31, 2009, the company completed offers to exchange its 6 7/8% senior notes due 2010 (the 2010 Notes), its 8% senior notes due 2012 (the 2012 Notes), its 8 1/2% senior notes due 2015 (the 2015 Notes) and its 12 1/2% senior notes due 2016 (the 2016 Notes) in private placements for new 12 3/4% senior secured notes due 2014 (the First Lien Notes), new 14 1/4% senior secured notes due 2015 (the Second Lien Notes and, together with First Lien Notes, the New Secured Notes), shares of the company’s common stock and cash. On that date, the company issued $385.0 million aggregate principal amount of First Lien Notes, $246.6 million aggregate principal amount of Second Lien Notes and 5.2 million shares of common stock and paid $30.0 million in cash in exchange for $235.1 million aggregate principal amount of 2010 Notes, $332.0 million aggregate principal amount of 2012 Notes, $134.0 million aggregate principal amount of 2015 Notes, and $59.4 million aggregate principal amount of 2016 Notes. The New Secured Notes, which are not registered with the Securities and Exchange Commission, are guaranteed by Unisys Holding Corporation, a wholly-owned Delaware corporation that directly or indirectly holds the shares of substantially all of the company’s foreign subsidiaries, and by certain of the company’s other current and future U.S. subsidiaries. The First Lien Notes and Second Lien Notes are secured by first-priority liens and second priority liens, respectively, (in each case, subject to permitted prior liens) by substantially all of the company’s assets, except (i) accounts receivable that are subject to one or more receivables facilities, (ii) real estate located outside the U.S., (iii) cash or cash equivalents securing reimbursement obligations under letters of credit or surety bonds and (iv) certain other excluded assets. The company recognized a net gain of $.5 million on the exchange in “Other income (expense), net”. As a result of the exchange, annual interest expense will increase by approximately $23 million.

The company and certain international subsidiaries have access to uncommitted lines of credit from various banks.

In May 2008, the company entered into a three-year, U.S. trade accounts receivable facility. Under this facility, the company has agreed to sell, on an ongoing basis, through Unisys Funding Corporation I, a wholly owned subsidiary, up to $150 million of interests in eligible U.S. trade accounts receivable. Under the facility, receivables are sold at a discount that reflects, among other things, a yield based on LIBOR subject to a minimum rate. The facility includes customary representations and warranties, including no material adverse change in the company’s business, assets, liabilities, operations or financial condition. It also requires the company to maintain a minimum fixed charge coverage ratio and requires the maintenance of certain ratios related to the sold receivables. Other termination events include failure to perform covenants, materially incorrect representations and warranties, change of control and default under debt aggregating at least $25 million. The average life of the receivables sold is about 45 days. At December 31, 2009 and December 31, 2008, the company had sold $100 million and $141 million, respectively, of eligible receivables.

At December 31, 2009, the company has met all covenants and conditions under its various lending and funding agreements. The company expects to continue to meet these covenants and conditions.

As described more fully in Notes 9 and 12 of the Notes to Consolidated Financial Statements, at December 31, 2009, the company had certain cash obligations, which are due as follows:

(millions of dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$933.9	$65.8	$69.7	$385.2	$413.2
Interest payments on long-term debt	605.3	112.1	219.7	208.8	64.7
Operating leases	404.3	91.2	123.8	85.3	104.0
Minimum purchase obligations	29.6	7.8	15.9	5.9	–

Total	$1,973.1	$276.9	$429.1	$685.2	$581.9

As described in Note 16 of the Notes to Consolidated Financial Statements, the company expects to make cash contributions of approximately $115 million to its worldwide defined benefit pension plans, principally international plans, in 2010. In accordance with regulations governing contributions to U.S. defined benefit pension plans, the company is not required to make cash contributions to its U.S. qualified defined benefit pension plan in 2010. Under current U.S. Pension Protection Act (PPA) rules, the company believes that it would be required to make a cash contribution of up to approximately $30 million in 2011 to its U.S. qualified defined benefit pension plan.

At December 31, 2009, the company had outstanding standby letters of credit and surety bonds of approximately $285 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material.

The company may, from time to time, redeem, tender for, or repurchase its securities in the open market or in privately negotiated transactions depending upon availability, market conditions and other factors. The company has on file with the Securities and Exchange Commission an effective registration statement covering $1.1 billion of debt or equity securities, which enables the company to be prepared for future market opportunities.

Stockholders’ deficit decreased $152.1 million during 2009, principally reflecting consolidated net income of $189.3 million, the issuance of common stock in the debt exchange of $91.8 million and $71.6 million of currency translation gains, offset in part by a decline of $180.5 million in the funded status of the company’s defined benefit plans and a decline in noncontrolling interest of $22.0 million.

Goodwill is reviewed annually for impairment and whenever events or circumstances occur indicating that goodwill may be impaired. The company performed its annual impairment test in the fourth quarter of 2009, which indicated that goodwill was not impaired. At December 31, 2009, the company does not have any reporting units that are at risk of failing the company’s goodwill impairment review.

Market risk

The company has exposure to interest rate risk from its short-term and long-term debt. In general, the company’s long-term debt is fixed rate, and, to the extent it has any, its short-term debt is variable rate. See Note 9 of the Notes to Consolidated Financial Statements for components of the company’s long-term debt. The company believes that the market risk assuming a hypothetical 10% increase in interest rates would not be material to the fair value of these financial instruments, or the related cash flows, or future results of operations.

The company is also exposed to foreign currency exchange rate risks. The company is a net receiver of currencies other than the U.S. dollar and, as such, can benefit from a weaker dollar, and can be adversely affected by a stronger dollar relative to major currencies worldwide. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, may adversely affect consolidated revenue and operating margins as expressed in U.S. dollars. To minimize currency exposure gains and losses, the company enters into forward exchange contracts and has natural hedges by purchasing components and incurring expenses in local currencies. The company uses derivative financial instruments to reduce its exposure to market risks from changes in foreign currency exchange rates. The derivative instruments used are foreign exchange forward contracts. See Note 13 of the Notes to Consolidated Financial Statements for additional information on the company’s derivative financial instruments.

The company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign currency exchange rates applied to these derivative financial instruments described above. As of December 31, 2009 and 2008, the analysis indicated that such market movements would have reduced the estimated fair value of these derivative financial instruments by approximately $4 million and $3 million, respectively. Based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and the company’s actual exposures and hedges, actual gains and losses in the future may differ from the above analysis.

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

Revenue under these contracts is recognized when the company performs the services or processes transactions in accordance with contractual performance standards. Customer prepayments (even if nonrefundable) are deferred (classified as a liability) and recognized systematically as revenue over the initial contract term.

Costs on outsourcing contracts are charged to expense as incurred. However, direct costs incurred related to the inception of an outsourcing contract are deferred and charged to expense over the initial contract term. These costs consist principally of initial customer setup and employment obligations related to employees hired under terms of the outsourcing contracts. In addition, the costs of equipment and software, some of which are internally developed, are capitalized and depreciated over the shorter of their life or the initial contract term.

Recoverability of outsourcing assets is subject to various business risks, including the timely completion and ultimate cost of the outsourcing solution, and realization of expected profitability of existing outsourcing contracts. The company quarterly compares the carrying value of the outsourcing assets with the undiscounted future cash flows expected to be generated by the outsourcing assets to determine if there is an impairment. If impaired, the outsourcing assets are reduced to an estimated fair value on a discounted cash flow approach. The company prepares its cash flow estimates based on assumptions that it believes to be reasonable but are also inherently uncertain. Actual future cash flows could differ from these estimates. At December 31, 2009 and 2008, the net capitalized amount related to outsourcing contracts was $277.1 million and $314.9 million, respectively.

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

Income Taxes

Accounting rules governing income taxes require that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. These rules also require that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or the entire deferred tax asset will not be realized. In 2005, the company recorded a noncash charge of $1.6 billion to increase the valuation allowance against deferred taxes.

At December 31, 2009 and 2008, the company had deferred tax assets in excess of deferred tax liabilities of $2,694 million and $2,672 million, respectively. For the reasons cited below, at December 31, 2009 and 2008, management determined that it is more likely than not that $173 million and $85 million, respectively, of such assets will be realized, resulting in a valuation allowance of $2,521 million and $2,587 million, respectively.

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

Accounting rules governing income taxes also prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The company maintains reserves for estimated tax exposures including penalties and interest. Income tax exposures include potential challenges of research and development credits and intercompany pricing. Exposures are settled primarily through the settlement of audits within these tax jurisdictions, but can also be affected by changes in applicable tax law or other factors, which could cause management of the company to believe a revision of past estimates is appropriate. Management believes that an appropriate liability has been established for estimated exposures; however, actual results may differ materially from these estimates. The liabilities are reviewed quarterly for their adequacy and appropriateness. See Note 7 of the Notes to Consolidated Financial Statements.

Pensions

Accounting rules governing defined benefit pension plans require that amounts recognized in financial statements be determined on an actuarial basis. The measurement of the company’s pension obligations, costs and liabilities is dependent on a variety of assumptions selected by the company and used by the company’s actuaries. These assumptions include estimates of the present value of projected future pension payments to plan participants, taking into consideration the likelihood of potential future events such as salary increases and demographic experience. The assumptions used in developing the required estimates include the following key factors: discount rates, salary growth, retirement rates, inflation, expected return on plan assets and mortality rates.

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

A significant element in determining the company’s pension income (expense) is the expected long-term rate of return on plan assets. The company sets the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. The company considers the current expectations for future returns and the actual historical returns of each asset class. Also, because the company’s investment policy is to actively manage certain asset classes where the potential exists to outperform the broader market, the expected returns for those asset classes are adjusted to reflect the expected additional returns. For 2010 and 2009, the company has assumed that the expected long-term rate of return on U.S. plan assets will be 8.75%. A change of 25 basis points in the expected long-term rate of return for the company’s U.S. pension plan causes a change of approximately $10 million in pension expense. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over four years. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (expense). At December 31, 2009, for the company’s U.S. qualified defined benefit pension plan, the calculated value of plan assets was $4.36 billion and the fair value was $3.74 billion.

At the end of each year, the company determines the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the company looks to rates of return on high-quality, fixed-income investments that (a) receive one of the two highest ratings given by a recognized ratings agency and (b) are currently available and expected to be available during the period to maturity of the pension benefits. At December 31, 2009, the company determined this rate to be 6.11% for its U.S. defined benefit pension plans, a decrease of 64 basis points from the rate used at December 31, 2008. A change of 25 basis points in the U.S. discount rate causes a change in pension expense of approximately zero and a change of approximately $110 million in the benefit obligation. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, has been deferred, as permitted.

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

As a minimum, amortization of an unrecognized net gain or loss must be included as a component of net pension cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the calculated value of plan assets. At December 31, 2009, based on the calculated value of plan assets, the estimated unrecognized loss was $1.62 billion.

For the year ended December 31, 2009, the company recognized consolidated pretax pension income of $23.6 million, compared with pretax pension income of $51.3 million for the year ended December 31, 2008. The decrease in pension income in 2009 from 2008 was principally due to increases in discount rates and higher returns on plan assets in prior years. For 2010, the company expects to recognize pension expense of approximately zero. This would represent a decrease in pension income of approximately $24 million from 2009. See Note 16 of the Notes to Consolidated Financial Statements.

During 2009, the company made cash contributions to its worldwide defined benefit pension plans (principally international plans) of approximately $94.0 million and expects to make cash contributions of approximately $115 million during 2010. In accordance with regulations governing contributions to U.S. defined benefit pension plans, the company is not required to make cash contributions to its U.S. qualified defined benefit pension plan in 2010. Under current U.S. Pension Protection Act (PPA) rules, the company believes that it would be required to make a cash contribution of up to approximately $30 million in 2011 to its U.S. qualified defined benefit pension plan.

Restructuring

In recent years, the company engaged in actions associated with cost reduction initiatives. The company’s cost-reduction actions require significant estimates including (a) expenses for severance and other employee separation costs, (b) remaining lease obligations, including sublease income, and (c) other exit costs. The company has accrued amounts that it believes are its best estimates of the obligations it expects to incur in connection with these actions, but these estimates are subject to change due to market conditions and final negotiations. Should the actual amounts differ from the estimated amounts, the charges could be materially impacted. In 2008 and 2007, the company recognized cost reduction charges, which are discussed in more detail in Note 3 of the Notes to Consolidated Financial Statements.

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

Factors that could affect future results include the following:

The company’s business is affected by the economic and business environment. The company’s recent financial results have been impacted by the global economic slowdown. The company has seen this slowdown particularly in its financial services business but also in other key commercial industries, as clients reacted to economic uncertainties by reducing information technology spending. Decreased demand for the company’s services and products has impacted its revenue and profit margins. If current economic conditions continue or worsen, including if the company’s customers are unable to obtain financing to purchase the company’s services and products due to tight credit conditions, the company could see further reductions in demand and increased pressure on revenue and profit margins. The company could also see a further consolidation of clients, which could also result in a decrease in demand. The company’s business could also be affected by acts of war, terrorism or natural disasters. Current world tensions could escalate, and this could have unpredictable consequences on the world economy and on the company’s business.

The company’s future results may depend on its ability to access external credit markets. The capital and credit markets have been experiencing volatility and disruption. In addition, the commercial lending market has contracted, with limited new loan originations or refinancings taking place. Based on the current lending environment, the company may have difficulty accessing significant additional capital in the credit markets on acceptable terms. The company’s ability to refinance its outstanding debt could be affected by credit market conditions. Current financial markets may impact the company’s ability to utilize surety bonds, letters of credit, foreign exchange derivatives and other financial instruments the company uses to conduct its business. Although the company intends to use cash on hand to address its liquidity needs, its ability to do so assumes that its operations will continue to generate sufficient cash.

The company has significant pension obligations. The company has unfunded obligations under its U.S. and non-U.S. defined benefit pension plans. The company expects to make cash contributions of approximately $115 million to its worldwide, primarily non-U.S., defined benefit pension plans in 2010. In accordance with regulations governing contributions to U.S. defined benefit pension plans, the company is not required to fund its U.S. qualified defined benefit pension plan in 2010. Under current U.S. Pension Protection Act (PPA) rules, the company believes that it would be required to make a cash contribution of up to approximately $30 million in 2011 to its U.S. qualified defined benefit pension plan.

Deterioration in the value of the company’s worldwide defined benefit pension plan assets could require the company to make larger cash contributions to its defined benefit pension plans in the future. In addition, the funding of plan deficits over a shorter period of time than currently anticipated could result in making cash contributions to these plans on a more accelerated basis. Either of these events would reduce the cash available for working capital and other corporate uses and may have an adverse impact on the company’s operations, financial condition and liquidity.

The company’s future results will depend on the success of its turnaround program. Over the past several years, the company has implemented and is continuing to implement, significant cost-reduction measures intended to achieve profitability. In prior years, the company has incurred significant cost reduction charges in connection with these efforts. Future results will depend on the success of these efforts as well as on the success of the company’s program to focus its global resources and simplify its business structure. This program is based on various assumptions, including assumptions regarding market segment growth, client demand, and the proper skill set of and training for sales and marketing management and personnel, all of which are subject to change. Furthermore, the company’s institutional stockholders may attempt to influence these strategies.

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

The company’s future results will depend on its ability to retain significant clients. The company has a number of significant long-term contracts with clients, including governmental entities, and its future success will depend, in part, on retaining its relationships with these clients. The company could lose clients for such reasons as contract expiration, conversion to a competing service provider, disputes with clients or a decision to in-source services, including for contracts with governmental entities as part of the rebid process. The company could also lose clients as a result of their merger, acquisition or business failure. The company may not be able to replace the revenue and earnings from any such lost client.

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

The company is subject to the risks of doing business internationally. More than half of the company’s total revenue is derived from international operations. The risks of doing business internationally include foreign currency exchange rate fluctuations, currency restrictions and devaluations, changes in political or economic conditions, trade protection measures, import or export licensing requirements, multiple and possibly overlapping and conflicting tax laws, new tax legislation, weaker intellectual property protections in some jurisdictions and additional legal and regulatory compliance requirements applicable to businesses that operate internationally, including the Foreign Corrupt Practices Act and non-U.S. laws and regulations.

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

Pending litigation could affect the company’s results of operations or cash flow. There are various lawsuits, claims, investigations and proceedings that have been brought or asserted against the company, which arise in the ordinary course of business, including actions with respect to commercial and government contracts, labor and employment, employee benefits, environmental matters and intellectual property. See Note 14 of the Notes to Consolidated Financial Statements for more information on litigation. The company believes that it has valid defenses with respect to legal matters pending against it. Litigation is inherently unpredictable, however, and it is possible that the company’s results of operations or cash flow could be affected in any particular period by the resolution of one or more of the legal matters pending against it.

Unisys Corporation

Consolidated Financial Statements

Consolidated Statements of Income

Year ended December 31 (millions, except per share data)	2009	2008	2007
Revenue

Services	$4,036.9	$4,603.6	$4,846.7

Technology	560.8	629.6	805.8

	4,597.7	5,233.2	5,652.5

Costs and expenses

Cost of revenue:

Services	3,214.4	3,765.9	3,989.3

Technology	246.6	340.6	376.2

	3,461.0	4,106.5	4,365.5

Selling, general and administrative expenses	689.2	957.0	1,022.1

Research and development expenses	101.9	129.0	179.0

	4,252.1	5,192.5	5,566.6

Operating profit	345.6	40.7	85.9

Interest expense	95.2	85.1	76.3

Other income (expense), net	(15.8)	(20.1)	19.8

Income (loss) before income taxes	234.6	(64.5)	29.4

Provision for income taxes	41.6	53.2	82.7

Consolidated net income (loss)	193.0	(117.7)	(53.3)

Net income attributable to noncontrolling interests	(3.7)	(12.4)	(25.8)

Net income (loss) attributable to Unisys Corporation	$189.3	$(130.1)	$(79.1)

Earnings (loss) per share attributable to Unisys Corporation

Basic	$4.82	$(3.62)	$(2.26)

Diluted	$4.75	$(3.62)	$(2.26)

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Balance Sheets

December 31 (millions)	2009	2008
Assets
Current assets
Cash and cash equivalents	$647.6	$544.0
Accounts and notes receivable, net	790.7	818.5
Inventories:
Parts and finished equipment	57.5	64.7
Work in process and materials	43.0	70.7
Deferred income taxes	19.9	23.8
Prepaid expenses and other current assets	144.7	116.7
Total	1,703.4	1,638.4

Properties	1,374.3	1,416.0
Less – Accumulated depreciation and amortization	1,146.4	1,139.5
Properties, net	227.9	276.5
Outsourcing assets, net	277.1	314.9
Marketable software, net	154.9	202.0
Prepaid postretirement assets	–	20.7
Deferred income taxes	180.6	87.6
Goodwill	198.5	189.4
Other long-term assets	214.5	94.6
Total	$2,956.9	$2,824.1
Liabilities and stockholders’ deficit
Current liabilities
Current maturities of long-term debt	$65.8	$1.5
Accounts payable	307.4	379.2
Other accrued liabilities	1,021.6	1,045.7
Total	1,394.8	1,426.4
Long-term debt	845.9	1,059.1
Long-term postretirement liabilities	1,640.6	1,497.0
Other long-term liabilities	347.3	265.4
Commitments and contingencies
Stockholders’ deficit
Common stock, par value $.01 per share (72.0 million shares authorized; 42.5 million shares and 37.2 million shares issued)	.4	.4
Accumulated deficit	(2,406.7)	(2,596.0)
Treasury stock, at cost	(45.0)	(44.8)
Paid-in capital	4,196.5	4,102.6
Accumulated other comprehensive loss	(3,013.5)	(2,904.6)
Noncontrolling interests	(3.4)	18.6
Stockholders’ deficit	(1,271.7)	(1,423.8)
Total	$2,956.9	$2,824.1

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Cash Flows

Year ended December 31 (millions, except per share data)	2009	2008	2007
Cash flows from operating activities
Consolidated net income (loss)	$193.0	$(117.7)	$(53.3)
Add (deduct) items to reconcile consolidated net income (loss) to net cash provided by operating activities:
Company stock issued for U.S. 401(k) plan	–	41.8	47.4
Employee stock compensation	.7	1.1	7.7
Depreciation and amortization of properties	96.9	105.7	115.1
Depreciation and amortization of outsourcing assets	151.0	162.6	143.8
Amortization of marketable software	104.6	149.7	121.6
Disposal of capital assets	10.8	12.9	14.2
Loss (gain) on sale of assets	8.8	–	(24.7)
(Increase) decrease in deferred income taxes, net	(87.9)	(9.9)	82.7
Decrease in receivables, net	62.1	186.7	176.2
Decrease in inventories	14.0	27.2	10.7
Increase in other assets	(121.9)	(119.7)	(32.2)
Decrease in accounts payable and other accrued liabilities	(70.7)	(110.9)	(298.9)
Increase (decrease) in other liabilities	37.3	(79.1)	(129.1)
Other	(1.9)	4.2	(8.1)
Net cash provided by operating activities	396.8	254.6	173.1
Cash flows from investing activities
Proceeds from investments	404.1	6,208.2	7,718.5
Purchases of investments	(402.8)	(6,190.3)	(7,728.3)
Collateralized letters of credit	(86.8)	–	–
Investment in marketable software	(57.6)	(84.5)	(94.0)
Capital additions of properties	(45.9)	(76.9)	(77.5)
Capital additions of outsourcing assets	(97.8)	(133.1)	(137.5)
Proceeds from sales of assets	17.4	–	29.3
Purchase of businesses	(1.9)	(6.4)	(1.2)
Net cash used for investing activities	(271.3)	(283.0)	(290.7)
Cash flows from financing activities
Payments of long-term debt	(30.0)	(200.0)	–
Financing fees	(16.1)	(.8)	–
Net reduction in short-term borrowings	–	(.1)	(1.1)
Proceeds from exercise of stock options	–	–	12.3
Dividends paid to noncontrolling interests	–	–	(5.8)
Proceeds from issuance of long-term debt	–	–	204.2
Net cash (used for) provided by financing activities	(46.1)	(200.9)	209.6
Effect of exchange rate changes on cash and cash equivalents	24.2	(56.9)	18.9
Increase (decrease) in cash and cash equivalents	103.6	(286.2)	110.9
Cash and cash equivalents, beginning of year	544.0	830.2	719.3

Cash and cash equivalents, end of year	$647.6	$544.0	$830.2

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Stockholders’ Equity (Deficit)

			Unisys Corporation								Non-
		Compre-		Common Stock			Treasury Stock			Accumu- lated Other Compre-
						Accumu-
		hensive		Par		lated			Paid-in	hensive	controlling
(millions)	Total	Income(Loss)	Total	Value	Shares	Deficit	Cost	Shares	Capital	Loss	Interests
Balance at December 31, 2006	$(47.3)		$(59.5)	$3.5	347.5	$(2,386.8)	$(43.6)	(2.1)	$3,988.7	$(1,621.3)	$12.2
Retroactive application of one-for-ten reverse stock split				(3.1)	(312.8)			1.9	3.1
Stock-based compensation	66.8		66.8		.9		(.9)		67.7
Dividends paid to noncontrolling interests	(5.8)										(5.8)
Comprehensive Income:
Consolidated net income (loss)	(53.3)	$(53.3)	(79.1)			(79.1)					25.8
Other comprehensive income:
Translation adjustments	38.4	38.4	37.8							37.8	.6
Postretirement plans	405.3	405.3	420.6							420.6	(15.3)
	443.7	443.7
Comprehensive income	390.4	390.4

Balance at December 31, 2007	404.1		386.6	.4	35.6	(2,465.9)	(44.5)	(.2)	4,059.5	(1,162.9)	17.5
Stock-based compensation	42.8		42.8		1.6		(.3)		43.1
Dividends paid to noncontrolling interests	(.9)										(.9)
Share purchase of noncontrolling interests	(3.7)										(3.7)
Comprehensive Loss:
Consolidated net income (loss)	(117.7)	(117.7)	(130.1)			(130.1)					12.4
Other comprehensive loss:
Translation adjustments	(121.0)	(121.0)	(106.2)							(106.2)	(14.8)
Postretirement plans	(1,627.4)	(1,627.4)	(1,635.5)							(1,635.5)	8.1
	(1,748.4)	(1,748.4)
Comprehensive loss	(1,866.1)	(1,866.1)

Balance at December 31, 2008	(1,423.8)		(1,442.4)	.4	37.2	(2,596.0)	(44.8)	(.2)	4,102.6	(2,904.6)	18.6
Stock-based compensation	1.9		1.9		.1		(.2)		2.1
Shares issued in debt exchange	91.8		91.8		5.2				91.8
Comprehensive Income:
Consolidated net income	193.0	193.0	189.3			189.3					3.7
Other comprehensive income:
Translation adjustments	78.1	78.1	71.6							71.6	6.5
Postretirement plans	(212.7)	(212.7)	(180.5)							(180.5)	(32.2)
	(134.6)	(134.6)
Comprehensive income	58.4	58.4

Balance at December 31, 2009	$(1,271.7)		$(1,268.3)	$.4	42.5	$(2,406.7)	$(45.0)	(.2)	$4,196.5	$(3,013.5)	$(3.4)

See notes to consolidated financial statements.

Unisys Corporation

Notes to Consolidated Financial Statements

1. Summary of significant accounting policies

Principles of consolidation The consolidated financial statements include the accounts of all majority-owned subsidiaries.

Use of estimates The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and the reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivables, inventories, outsourcing assets, marketable software, goodwill and other long-lived assets, legal contingencies, indemnifications, and assumptions used in the calculation for systems integration projects, income taxes and retirement and other post-employment benefits, among others. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity and foreign currency markets and reductions in information technology spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

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

Advertising costs All advertising costs are expensed as incurred. The amount charged to expense during 2009, 2008 and 2007 was $1.6 million, $5.9 million and $10.2 million, respectively.

Shipping and handling Costs related to shipping and handling is included in cost of revenue.

Revenue recognition Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable, and collectibility is probable.

Revenue from hardware sales with standard payment terms is recognized upon the passage of title and the transfer of risk of loss. Outside the United States, the company recognizes revenue even if it retains a form of title to products delivered to customers, provided the sole purpose is to enable the company to recover the products in the event of customer payment default and the arrangement does not prohibit the customer’s use of the product in the ordinary course of business.

Revenue from software licenses with standard payment terms is recognized at the inception of the initial license term and upon execution of an extension to the license term. The company also enters into multiple-element arrangements, which may include any combination of hardware, software or services. In these transactions, the company allocates the total revenue to be earned under the arrangement among the various elements based on their fair value. For software, and elements for which software is essential to the functionality, the allocation of revenue is based on vendor-specific objective evidence (VSOE) of fair value. VSOE of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately. There may be cases in which there is VSOE of fair value of the undelivered elements but no such evidence for the delivered elements. In these cases, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered elements equals the total arrangement consideration less the aggregate VSOE of fair value of the undelivered elements. The company recognizes revenue on delivered elements only if: (a) any undelivered products or services are not essential to the functionality of the delivered products or services, (b) the company has an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services, (c) there is evidence of the fair value for each undelivered products or services, and (d) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized as the undelivered elements are delivered.

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

The company recognizes penalties and interest accrued related to income tax liabilities in provision for income taxes in its consolidated statements of income.

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

Internal-use software The company capitalizes certain internal and external costs incurred to acquire or create internal-use software, principally related to software coding, designing system interfaces, and installation and testing of the software. These costs are amortized in accordance with the fixed asset policy described above.

Outsourcing assets Costs on outsourcing contracts are generally expensed as incurred. However, certain costs incurred upon initiation of an outsourcing contract are deferred and expensed over the initial contract life. These costs consist principally of initial customer setup and employment obligations related to employees hired under terms of the outsourcing contracts. Additionally, marketable software development costs incurred to develop specific application software for outsourcing are capitalized once technological feasibility has been established. Capitalized software used in outsourcing arrangements is amortized based on current and estimated future revenue from the product. The amortization expense is not less than straight-line amortization expense over the product’s useful life. Fixed assets acquired in connection with outsourcing contracts are capitalized and depreciated over the shorter of the initial contract life or in accordance with the fixed asset policy described above.

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

For those international subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency, and as such, nonmonetary assets and liabilities are translated at historical exchange rates, and monetary assets and liabilities are translated at current exchange rates. Exchange gains and losses arising from translation are included in other income (expense), net.

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

Retirement benefits Accounting rules covering defined benefit pension plans require that amounts recognized in financial statements be determined on an actuarial basis. A significant element in determining the company’s pension income (expense) is the expected long-term rate of return on plan assets. This expected return is an assumption as to the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected pension benefit obligation. The company applies this assumed long-term rate of return to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over four years. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (expense).

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

Reverse stock split On October 23, 2009, a one-for-ten reverse stock split of the company’s common stock became effective. As a result of the stock split, every ten shares of issued and outstanding common stock were automatically combined into one issued and outstanding share of common stock without any change in the par value of the shares. Accordingly, the financial statements and accompanying notes reflect the impact of the reverse stock split applied on a retroactive basis.

Fair value measurements Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. When determining fair value measurements for assets and liabilities required to be recorded at fair value, the company considers the principal or most advantageous market in which it would transact and also considers assumptions that market participants would use when pricing an asset or liability. The fair value hierarchy has three levels of inputs that may be used to measure fair value: Level 1 – Quoted market prices in active markets for identical assets or liabilities; Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data; and Level 3 – Unobservable inputs that are not corroborated by market data. The company has applied fair value measurements to its derivatives (see note 13) and to its postretirement plan assets (see note 16).

2. Earnings per share

The following table shows how the earnings (loss) per share attributable to Unisys Corporation were computed for the three years ended December 31, 2009.

Year ended December 31 (millions, except per share data)	2009	2008	2007
Basic earnings (loss) per share
Net income (loss) attributable to Unisys Corporation	$189.3	$(130.1)	$(79.1)
Weighted average shares (thousands)	39,241	35,978	34,966
Basic earnings (loss) per share	$4.82	$(3.62)	$(2.26)
Diluted earnings (loss) per share computation
Net income (loss) attributable to Unisys Corporation	$189.3	$(130.1)	$(79.1)
Weighted average shares (thousands)	39,241	35,978	34,966
Plus incremental shares from assumed conversions of employee stock plans	593	–	–
Adjusted weighted average shares	39,834	35,978	34,966
Diluted earnings (loss) per share	$4.75	$(3.62)	$(2.26)

The following weighted-average securities were antidilutive and therefore excluded from the computation of diluted earnings per share (in thousands): 2009, 3,165; 2008, 4,131; 2007, 4,081.

3. Cost-reduction charges

During 2007, the company consolidated facility space and committed to a reduction of 1,737 employees. This resulted in pretax charges of $116.8 million which were recorded in the following statement of income classifications: cost of revenue – services, $31.8 million; cost of revenue – technology, $3.9 million; selling, general and administrative expenses, $62.0 million; and research and development expenses, $20.6 million. In addition, the portion of the cost-reduction charges related to noncontrolling interests was $1.5 million and is included in net income attributable to noncontrolling interests.

During 2008, the company consolidated facility space and committed to a reduction of 1,304 employees. This resulted in pretax charges of $103.1 million which were recorded in the following statement of income classifications: cost of revenue – services, $36.1 million; cost of revenue – technology, $14.3 million; selling, general and administrative expenses, $49.0 million; and research and development expenses, $3.7 million.

A further breakdown of the individual components of these costs follows:

			Work-Force Reductions		Idle Lease
(in millions of dollars)	Headcount	Total	U.S.	Int’l.	Cost
Balance at December 31, 2007	727	$92.0	$21.1	$31.1	$39.8
Additional provisions	1,304	63.0	20.2	22.4	20.4
Utilized	(1,201)	(57.9)	(17.6)	(25.8)	(14.5)
Changes in estimates and revisions	(43)	4.9	1.4	(.1)	3.6
Translation adjustments		(6.2)	–	(.4)	(5.8)
Balance at December 31, 2008	787	95.8	25.1	27.2	43.5
Utilized	(724)	(63.0)	(21.8)	(23.2)	(18.0)
Changes in estimates and revisions	(63)	(1.4)	(3.3)	.6	1.3
Translation adjustments		2.3	–	(.4)	2.7
Balance at December 31, 2009	–	$33.7	$–	$4.2	$29.5
Expected future utilization:
2010	–	$16.0	$–	$4.2	$11.8
Beyond 2010		17.7	–	–	17.7

4. Goodwill

Goodwill is reviewed annually for impairment and whenever events or circumstances occur indicating that goodwill may be impaired. The company performed its annual impairment test in the fourth quarter of 2009, which indicated that goodwill was not impaired.

Changes in the carrying amount of goodwill by segment for the years ended December 31, 2009 and 2008 were as follows:

(millions)	Total	Services	Technology
Balance at December 31, 2007	$200.6	$88.9	$111.7
Translation adjustments	(11.2)	(9.0)	(2.2)
Balance at December 31, 2008	189.4	79.9	109.5
Sale of subsidiary	(1.0)	(.2)	(.8)
Translation adjustments	10.1	8.7	1.4
Balance at December 31, 2009	$198.5	$88.4	$110.1

5. Recent accounting pronouncements and accounting changes

Effective December 31, 2009, the company adopted an accounting standard which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. Specifically, employers are required to disclose information about how investment allocation decisions are made, more information about major classes of plan assets, including concentrations of risk and fair value measurements, and the fair value techniques used to measure plan assets. See Note 16.

Effective September 30, 2009, the company adopted the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (the Codification). The Codification is not expected to change U.S. generally accepted accounting principles but combines all nongovernmental authoritative standards into a comprehensive, topically organized online database. All other accounting literature excluded from the Codification will be considered nonauthoritative. All references to authoritative accounting literature have been made in accordance with the Codification.

Effective July 1, 2009, the company adopted an accounting standard which provides additional guidance clarifying the measurement of liabilities at fair value and addresses several key issues with respect to estimating the fair value of liabilities. Among other things, the guidance clarifies how the price of a traded debt security should be considered in estimating the fair value of the issuer’s liability. Adoption of the standard did not have an impact on the company’s consolidated results of operations and financial position.

Effective June 30, 2009, the company adopted an accounting standard which requires an entity to provide disclosures about fair value of financial instruments in interim financial statements.

Effective January 1, 2009, the company adopted an accounting standard related to business combinations, which established principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The accounting standard applies to business combinations for which the acquisition date is on or after January 1, 2009.

Effective January 1, 2009, the company adopted an accounting standard which describes a noncontrolling interest, sometimes called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The accounting standard establishes accounting and reporting standards that require, among other items: (a) the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; (b) the amount of consolidated net income (loss) attributable to the parent and the noncontrolling interests be clearly identified and presented on the face of the consolidated statement of income; and (c) entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. As required by the accounting standard, the presentation and disclosure requirements have been applied retrospectively for all periods presented. As a result of the adoption, in addition to making these presentation and disclosure changes, the company made the following retroactive adjustments: the December 31, 2008 noncontrolling interests’ balance of $30.5 million, previously presented in other long-term liabilities, has been presented as part of stockholders’ deficit. Also, in connection with the adoption, the December 31, 2008 and 2007 noncontrolling interests portion of the postretirement plans, which had previously been included in Accumulated Other Comprehensive Income, has been recorded as a reduction in the noncontrolling interests included in stockholders’ deficit.

Effective January 1, 2009, the company adopted an accounting standard which requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. See Note 13.

Effective January 1, 2008, the company adopted an accounting standard which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, the standard does not require any new fair value measurements. In February 2008, the FASB deferred the effective date for one year for certain nonfinancial assets and nonfinancial liabilities. Adoption of the standard did not have an impact on the company’s consolidated results of operations and financial position.

Effective January 1, 2008, the company adopted an accounting standard, which permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reportable in earnings. Adoption of the standard did not have an impact on the company’s consolidated results of operations and financial position.

In June 2009, the FASB issued an accounting standard which among other changes, eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale and requires additional disclosures. The standard is effective as of the beginning of a reporting entity’s first annual reporting period that begins after November 15, 2009 (which for the company is January 1, 2010), for interim periods within the first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The recognition and measurement provisions are effective for transfers occurring on or after the effective date. The company’s current U.S. trade accounts receivable facility will no longer meet the requirements to be treated as a sale of receivables, and therefore will be accounted for as a secured borrowing with pledge of collateral.

In June 2009, the FASB issued an accounting standard, which changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The standard is effective as of the beginning of a reporting entity’s first annual reporting period that begins after November 15, 2009 (which for the company is January 1, 2010), for interim periods within the first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. Adoption of the standard is not expected to have a material impact on the company’s consolidated results of operations, financial position and cash flows.

In October 2009, the FASB issued two accounting standards. The first standard supersedes certain prior accounting guidance and requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices (i.e., the relative-selling-price method). The standard eliminates the use of the residual method of allocation and requires the relative-selling-price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverables subject to this standard. The second standard amends prior software revenue recognition accounting guidance by excluding from the scope of such prior guidance tangible products that contain both software elements and non-software elements that function together to deliver the tangible product’s essential functionality. Both of these standards must be adopted at the same time and both will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, which for the company is January 1, 2011. Early adoption is permitted. If an entity elects early adoption and the period of adoption is not the beginning of the entity’s fiscal year, the entity is required to apply the amendments retrospectively from the beginning of the entity’s fiscal year. An entity may elect, but is not required, to adopt these amendments retrospectively to prior periods. The company is currently assessing when it will adopt these standards and is evaluating the impact of the adoption on its consolidated results of operations and financial position; however, the company expects, as indicated in the standards, that the application of the amended guidance will result in revenue being recognized earlier than had been required under the amended guidance.

6. Accounts receivable

In May 2008, the company entered into a three-year, U.S. trade accounts receivable facility. Under this facility, the company has agreed to sell, on an ongoing basis, through Unisys Funding Corporation I, a wholly owned subsidiary, up to $150 million of interests in eligible U.S. trade accounts receivable. Under the facility, receivables are sold at a discount that reflects, among other things, a yield based on LIBOR subject to a minimum rate. The facility includes customary representations and warranties, including no material adverse change in the company’s business, assets, liabilities, operations or financial condition. It also requires the company to maintain a minimum fixed charge coverage ratio and requires the maintenance of certain ratios related to the sold receivables. Other termination events include failure to perform covenants, materially incorrect representations and warranties, change of control and default under debt aggregating at least $25 million.

The company received proceeds of $1.2 billion in 2009, $1.5 billion in 2008 and $1.4 billion in 2007, from ongoing sales of accounts receivable interests under its U.S. trade accounts receivable facilities. At December 31, 2009 and 2008, the company retained subordinated interests of $240 million and $291 million, respectively, in the associated receivables; these receivables have been included in accounts and notes receivable in the accompanying consolidated balance sheets. As collections reduce previously sold interests, interests in new, eligible receivables can be sold, subject to meeting certain conditions. At December 31, 2009 and 2008, receivables of $100 million and $141 million, respectively, were sold and therefore removed from the accompanying consolidated balance sheets.

The selling price of the receivables interests reflects a discount (5.3% at both December 31, 2009 and 2008). The company remains responsible for servicing the underlying accounts receivable. The company estimates the fair value of its retained interests by considering two key assumptions: the payment rate, which is derived from the average life of the accounts receivable, which is about 45 days, and the rate of expected credit losses. Based on the company’s favorable collection experience and very short-term nature of the receivables, both assumptions are considered to be highly predictable. Therefore, the company’s estimated fair value of its retained interests in the pool of eligible receivables is approximately equal to book value, less the associated allowance for doubtful accounts. The discount on the sales of these accounts receivable during the years ended December 31, 2009, 2008 and 2007, was $5.6 million, $7.2 million and $8.5 million, respectively. The discount is recorded in other income (expense), net in the accompanying consolidated statements of income.

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

Revenue recognized in excess of billings on services contracts, or unbilled accounts receivable, was $154.0 million and $170.7 million at December 31, 2009 and 2008, respectively. Such amounts, a portion of which are awaiting resolution of contract disputes, are included in accounts and notes receivable, net and are stated at net realizable value.

The allowance for doubtful accounts, which is reported as a deduction from accounts and notes receivable, was $45.7 million and $51.0 million at December 31, 2009 and 2008, respectively. The provision for doubtful accounts, which is reported in selling, general and administrative expenses in the consolidated statements of income, was (income) expense of $(1.2) million, $7.0 million and $(6.1) million, in 2009, 2008 and 2007, respectively.

7. Income taxes

Following is the total income (loss) before income taxes and the provision for income taxes for the three years ended December 31, 2009.

Year ended December 31 (millions)	2009	2008	2007
Income (loss) before income taxes
United States	$45.5	$(138.5)	$(207.2)
Foreign	189.1	74.0	236.6
Total income (loss) before income taxes	$234.6	$(64.5)	$29.4
Provision for income taxes
Current
United States	$(6.7)	$(5.0)	$15.3
Foreign	45.1	64.4	43.2
State and local	(.4)	(2.4)	(9.9)
Total	38.0	57.0	48.6
Deferred
Foreign	3.6	(3.8)	34.1
Total provision for income taxes	$41.6	$53.2	$82.7

Following is a reconciliation of the provision for income taxes at the United States statutory tax rate to the provision for income taxes as reported:

Year ended December 31 (millions)	2009	2008	2007
United States statutory income tax provision (benefit)	$82.1	$(22.6)	$10.3
U.S. income or loss for which no provision or benefit has been recognized	(11.7)	53.6	87.8
Foreign tax expense, including withholding taxes	18.0	47.4	3.5
Change in valuation allowances due to changes in judgment	(28.7)	(9.7)	–
Effect of tax rate changes on temporary differences	2.0	–	9.1
Tax refund claims, audit issues and other matters
U.S. Federal refundable credits	(11.1)	(7.8)	–
U.S. state	(.2)	(2.4)	(9.9)
Foreign	(8.8)	(5.3)	(18.1)
Provision for income taxes	$41.6	$53.2	$82.7

Included in the caption “U.S. income or loss for which no provision or benefit has been recognized” for 2009 and 2008 are permanent items of $76.9 million and $32.4 million, respectively. Included in the caption “Foreign tax expense, including withholding taxes” for 2009 and 2008 are withholding taxes of $12.4 million and $15.4 million and differences between U.S. and foreign tax rates of controlled foreign corporations of $11.3 million and $5.6 million, respectively. In addition, the 2009 and 2008 provision for other foreign income tax matters includes tax benefits of $7.7 million and $8.7 million, respectively, related to prior year foreign tax adjustments. In 2007, the company settled an income tax audit in the Netherlands and as a result, recorded a tax benefit of $39.4 million and received a refund, including interest, of approximately $57 million.

Deferred tax assets are required to be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The 2007 provision for income taxes includes $8.9 million due to a reduction in the UK income tax rate. The rate reduction from 30% to 28% was enacted in the third quarter effective April 1, 2008. The provision of $8.9 million was caused by a write down of the UK net deferred tax assets to the 28% rate.

Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $873 million at December 31, 2009. As the company intends to indefinitely reinvest all such earnings, no provision has been made for income taxes that may become payable upon distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability. Although there are no specific plans to distribute the undistributed earnings in the immediate future, where economically appropriate to do so, such earnings may be remitted.

Cash paid, net of refunds, during 2009, 2008 and 2007 for income taxes was $58.2 million, $56.7 million and $12.6 million, respectively.

At December 31, 2009, the company has U.S. federal and state and local tax loss carryforwards and foreign tax loss carryforwards for certain foreign subsidiaries, the tax effect of which is approximately $688.4 million. These carryforwards will expire as follows (in millions): 2010, $7.4; 2011, $22.1; 2012, $9.4; 2013, $11.4; 2014, $16.6; and $621.5 thereafter. The company also has available tax credit carryforwards of approximately $588.5 million, which will expire as follows (in millions): 2010, $37.9; 2011, $14.3; 2012, $67.1; 2013, $46.4; 2014, $22.1; and $400.7 thereafter.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 2009 and 2008 were as follows:

December 31 (millions)	2009	2008
Deferred tax assets
Tax loss carryforwards	$688.4	$656.2
Postretirement benefits	591.2	578.3
Foreign tax credit carryforwards	412.3	355.3
Capitalized research and development	354.5	404.6
Other tax credit carryforwards	176.2	199.4
Deferred revenue	105.8	103.9
Employee benefits and compensation	70.5	44.8
Depreciation	67.4	66.4
Capitalized intellectual property rights	57.1	85.6
Purchased capitalized software	51.5	53.1
Warranty, bad debts and other reserves	46.4	46.4
Debt related	41.4	–
Capitalized costs	23.6	24.1
Impairment charge related to outsourcing assets	11.4	10.6
Restructuring	11.3	30.4
Other	42.5	54.0
	2,751.5	2,713.1
Valuation allowance	(2,520.5)	(2,587.2)
Total deferred tax assets	$231.0	$125.9
Deferred tax liabilities
Tax basis investment impairment	$20.3	$–
Other	37.7	40.8
Total deferred tax liabilities	$58.0	$40.8
Net deferred tax assets	$173.0	$85.1

The company has $173.0 million of net deferred tax assets. Failure to achieve forecasted taxable income might affect the ultimate realization of such assets. Factors that may affect the company’s ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in sales or margins, loss of market share, the impact of the current economic environment, delays in product availability and technological obsolescence.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Year ended December 31 (millions)	2009	2008
Balance at January 1	$8.8	$15.1
Additions based on tax positions related to the current year	–	–
Additions for tax positions of prior years	.6	1.8
Reductions for tax positions of prior years	(1.4)	(1.6)
Reductions as a result of a lapse of applicable statute of limitations	–	(1.2)
Settlements	(4.0)	(5.3)
Balance at December 31	$4.0	$8.8

The company recognizes penalties and interest accrued related to income tax liabilities in the provision for income taxes in its consolidated statements of income. At December 31, 2009 and 2008, the company had an accrual of $.5 million and $3.3 million, respectively, for the payment of penalties and interest.

At December 31, 2009, the company had a liability for unrecognized tax benefits of $4.0 million, all of which, if recognized, would affect the company’s effective tax rate. Within the next 12 months, the company believes that it is reasonably possible that the amount of unrecognized tax benefits may significantly change; however, various events could cause this belief to change in the future.

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

8. Properties

Properties comprise the following:

December 31 (millions)	2009	2008
Land	$3.9	$3.9
Buildings	69.9	100.9
Machinery and office equipment	891.3	936.5
Internal-use software	294.9	286.8
Rental equipment	114.3	87.9
Total properties	$1,374.3	$1,416.0

9. Debt

Long-term debt is comprised of the following:

December 31 (millions)	2009	2008
12 3/4% senior secured notes due 2014	$385.0	$–
14 1/4% senior secured notes due 2015	246.6	–
12 1/2% senior notes due 2016	150.6	210.0
8% senior notes due 2012	68.0	400.0
6 7/8% senior notes due 2010	64.9	300.0
8 1/2% senior notes due 2015	16.0	150.0
Other, net of unamortized discounts	(19.4)	.6
Total	911.7	1,060.6
Less – current maturities	65.8	1.5
Total long-term debt	$845.9	$1,059.1

Total long-term debt maturities in 2010, 2011, 2012, 2013 and 2014 are $65.8 million, $ 0.8 million, $68.9 million, $0.2 million and $385.0 million, respectively.

Cash paid during 2009, 2008 and 2007 for interest was $97.6 million, $86.9 million and $84.1 million, respectively. Capitalized interest expense during 2009, 2008 and 2007 was $7.5 million, $9.0 million and $9.1 million, respectively.

On July 31, 2009, the company completed offers to exchange its 6 7/8% senior notes due 2010 (the 2010 Notes), its 8% senior notes due 2012 (the 2012 Notes), its 8 1/2% senior notes due 2015 (the 2015 Notes) and its 12 1/2% senior notes due 2016 (the 2016 Notes) in private placements for new 12 3/4% senior secured notes due 2014 (the First Lien Notes), new 14 1/4% senior secured notes due 2015 (the Second Lien Notes and, together with First Lien Notes, the New Secured Notes), shares of the company’s common stock and cash. On that date, the company issued $385.0 million aggregate principal amount of First Lien Notes, $246.6 million aggregate principal amount of Second Lien Notes and 5.2 million shares of common stock and paid $30.0 million in cash in exchange for $235.1 million aggregate principal amount of 2010 Notes, $332.0 million aggregate principal amount of 2012 Notes, $134.0 million aggregate principal amount of 2015 Notes, and $59.4 million aggregate principal amount of 2016 Notes. The New Secured Notes, which are not registered with the Securities and Exchange Commission, are guaranteed by Unisys Holding Corporation, a wholly-owned Delaware corporation that directly or indirectly holds the shares of substantially all of the company’s foreign subsidiaries, and by certain of the company’s other current and future U.S. subsidiaries. The First Lien Notes and Second Lien Notes are secured by first-priority liens and second priority liens, respectively, (in each case, subject to permitted prior liens) by substantially all of the company’s assets, except (i) accounts receivable that are subject to one or more receivables facilities, (ii) real estate located outside the U.S., (iii) cash or cash equivalents securing reimbursement obligations under letters of credit or surety bonds and (iv) certain other excluded assets. The company recognized a net gain of $.5 million on the exchange in “Other income (expense), net”.

In December 2007, the company issued $210.0 million of 12 1/2% senior notes due 2016. Using the proceeds from such notes, on January 11, 2008, the company redeemed, at par, all $200 million of its 7 7/8% senior notes due April 1, 2008.

The company and certain international subsidiaries have access to uncommitted lines of credit from various banks.

At December 31, 2009, the company has met all covenants and conditions under its various lending and funding agreements. The company expects to continue to meet these covenants and conditions.

The company’s principal sources of liquidity are cash on hand, cash from operations and its U.S. trade accounts receivable facility, which is discussed in Note 6. The company’s anticipated future cash expenditures include anticipated contributions to its defined benefit pension plans. The company believes that it has adequate sources of liquidity to meet its expected 2010 cash requirements.

10. Product warranty

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

Year ended December 31 (millions)	2009	2008
Balance at January 1	$5.2	$6.9
Accruals for warranties issued during the period	2.4	2.7
Settlements made during the period	(2.8)	(2.7)
Changes in liability for pre-existing warranties during the period, including expirations	(.8)	(1.7)
Balance at December 31	$4.0	$5.2

11. Other liabilities

Other accrued liabilities (current) are comprised of the following:

December 31 (millions)	2009	2008
Deferred revenue	$453.6	$481.4
Payrolls and commissions	169.5	121.1
Accrued vacations	85.3	110.0
Taxes other than income taxes	50.9	53.5
Accrued interest	32.9	28.5
Postretirement	29.6	30.2
Liabilities of units held for sale	19.8	–
Cost reduction	16.0	68.3
Income taxes	13.0	26.3
Other	151.0	126.4
Total other accrued liabilities	$1,021.6	$1,045.7

Other long-term liabilities include deferred revenue of $287.0 million and $202.5 million at December 31, 2009 and 2008, respectively.

12. Rental expense and commitments

Rental expense, less income from subleases, for 2009, 2008 and 2007 was $113.9 million, $151.7 million and $167.7 million, respectively. Income from subleases, for 2009, 2008 and 2007 was $14.6 million, $16.4 million and $16.8 million, respectively. Rental expense for 2008 includes a charge of approximately $5 million related to prior years.

Minimum net rental commitments under noncancelable operating leases, including idle leases, outstanding at December 31, 2009, substantially all of which relate to real properties, were as follows: 2010, $91.2 million; 2011, $66.7 million; 2012, $57.1 million; 2013, $45.9 million; 2014, $39.4 million; and $104.0 million thereafter. Such rental commitments have been reduced by minimum sublease rentals of $51.7 million, due in the future under noncancelable subleases.

In 2003, the company entered into a five-year lease to rent a facility located in Malvern, PA. The Company accounted for this lease as an operating lease. Under the lease, the company had the option to purchase the facility at any time for approximately $34 million, which represented the total investment made by the lessor in the property. The lessor is a substantive independent leasing company that does not have the characteristics of a variable interest entity and was therefore not consolidated by the company. In addition, if the company did not exercise its purchase option and the lessor sold the facility at the end of the lease term for a price that was less than its investment, the company was required to guarantee the lessor a residual value on the property up to a maximum of $29 million. In December 2007, the company exercised its option to remarket the property at the end of the lease term. Due to a decline in the estimated fair value of the leased property, in December 2007 and in 2008, the company recorded a liability of $4.6 million and $8.5 million, respectively related to the residual value guarantee. This liability was paid in December 2008 when the facility was sold by the owner.

At December 31, 2009, the company had outstanding standby letters of credit and surety bonds of approximately $285 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material. In addition, at December 31, 2009, the company had deposits and collateral of approximately $137 million in other long-term assets, principally related to collateralized letters of credit, and to tax and labor contingencies in Brazil.

13. Financial instruments and concentration of credit risks

Due to its foreign operations, the company is exposed to the effects of foreign currency exchange rate fluctuations on the U.S. dollar, principally related to intercompany account balances. The company uses derivative financial instruments to reduce its exposure to market risks from changes in foreign currency exchange rates on such balances. The company enters into foreign exchange forward contracts, generally having maturities of one month, which have not been designated as hedging instruments. At December 31, 2009, the notional amount of these contracts was $26.7 million and the fair value of such contracts was a net loss of $.1 million, of which a gain of $6.4 million has been recognized in “Prepaid expenses and other current assets” and a loss of $6.5 million has been recognized in “Other accrued liabilities”. Changes in the fair value of these instruments was a loss of $.3 million for year ended December 31, 2009, which has been recognized in earnings in “Other income (expense), net” in the company’s consolidated statement of income. The fair value of these forward contracts is based on quoted prices for similar but not identical financial instruments; as such, the inputs are considered Level 2 inputs.

During the years ended December 31, 2009, 2008 and 2007, the company recognized foreign exchange transaction gains or (losses) in “Other income (expense), net” in its consolidated statements of income of $(12.2) million, $(3.1) million and $1.5 million, respectively.

Financial instruments also include temporary cash investments and customer accounts receivable. Temporary investments are placed with creditworthy financial institutions, primarily in money market funds, time deposits and certificate of deposits which may be withdrawn at any time at the discretion of the company without penalty. At December 31, 2009 and 2008, the company’s cash equivalents principally have maturities of less than one month or can be withdrawn at any time at the discretion of the company without penalty. Due to the short maturities of these instruments, they are carried on the consolidated balance sheets at cost plus accrued interest, which approximates market value. Realized gains or losses during 2009, 2008 and 2007, as well as unrealized gains or losses at December 31, 2009 and 2008, were immaterial. Receivables are due from a large number of customers that are dispersed worldwide across many industries. At December 31, 2009 and 2008, the company had no significant concentrations of credit risk with any one customer. At December 31, 2009 and 2008, the company had approximately $176 million and $210 million, respectively, of receivables due from various U.S. federal governmental agencies. At December 31, 2009 and 2008, the carrying amount of cash and cash equivalents and notes payable approximated fair value; and the carrying amount of long-term debt was (less than) exceeded the fair value, which is based on market prices (Level 2 inputs), of such debt by approximately ($100) million and $680 million, respectively.

14. Litigation and contingencies

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

In December 2007, Lufthansa AG sued Unisys Deutschland GmbH, a Unisys subsidiary (Unisys Germany), in the District Court of Frankfurt, Germany, for allegedly failing to perform properly its obligations during the initial phase of a 2004 software design and development contract relating to a Lufthansa customer loyalty program. Under the contract, either party was free to withdraw from the project at the conclusion of the initial design phase. Rather than withdraw, Lufthansa instead terminated the contract and failed to pay the balance owed to Unisys Germany for the initial phase. Lufthansa’s lawsuit alleges that Unisys Germany breached the contract by failing to deliver a proper design for the new system and seeks approximately 21.4 million euros in damages. The company believes it has valid defenses and has filed its defense and a counterclaim in the amount of approximately 1.5 million euros. The litigation is proceeding.

Notwithstanding that the ultimate results of the lawsuits, claims, investigations and proceedings that have been brought or asserted against the company are not currently determinable, the company believes that at December 31, 2009, it has adequate provisions for any such matters.

15. Segment information

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

Also included in the Technology segment’s sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services engagements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2009, 2008 and 2007, was $14.8 million, $38.5 million and $17.3 million, respectively. The profit on these transactions is eliminated in Corporate.

The company evaluates business segment performance on operating income exclusive of restructuring charges and unusual and nonrecurring items, which are included in Corporate. All corporate and centrally incurred costs are allocated to the business segments, based principally on revenue, employees, square footage or usage.

No single customer accounts for more than 10% of revenue. Revenue from various agencies of the U.S. Government, which is reported in both business segments, was approximately $927 million, $864 million and $891 million in 2009, 2008 and 2007, respectively.

Corporate assets are principally cash and cash equivalents, prepaid postretirement assets and deferred income taxes. The expense or income related to corporate assets is allocated to the business segments. In addition, corporate assets include an offset for interests in accounts receivable that have been recorded as sales, because such receivables are included in the assets of the business segments.

Presented below is a reconciliation of segment operating income to consolidated income (loss) before income taxes:

Year ended December 31 (millions)	2009	2008	2007
Total segment operating income	$341.3	$171.8	$203.1
Interest expense	(95.2)	(85.1)	(76.3)
Other income (expense), net	(15.8)	(20.1)	18.3
Cost reduction charges	–	(103.1)	(116.8)
Corporate and eliminations	4.3	(28.0)	1.1
Total income (loss) before income taxes	$234.6	$(64.5)	$29.4

Customer revenue by classes of similar products or services, by segment, is presented below:

Year ended December 31 (millions)	2009	2008	2007

Services
Systems integration and consulting	$1,360.0	$1,490.5	$1,504.2
Outsourcing	1,804.2	2,006.6	2,039.7
Infrastructure services	563.9	735.1	878.2

Core maintenance	308.8	371.4	424.6
	4,036.9	4,603.6	4,846.7
Technology
Enterprise-class servers	464.6	515.8	647.3
Specialized technologies	96.2	113.8	158.5
	560.8	629.6	805.8
Total	$4,597.7	$5,233.2	$5,652.5

Presented below is a reconciliation of total business segment assets to consolidated assets:

December 31 (millions)	2009	2008	2007
Total segment assets	$2,001.2	$2,176.4	$2,695.1
Cash and cash equivalents	647.6	544.0	830.2
Prepaid postretirement assets	–	20.7	497.0
Deferred income taxes	200.5	111.4	111.8
Elimination for sale of receivables	(100.0)	(141.0)	(132.6)
Other corporate assets	207.6	112.6	135.6
Total assets	$2,956.9	$2,824.1	$4,137.1

A summary of the company’s operations by business segment for 2009, 2008 and 2007 is presented below:

(millions)	Total	Corporate	Services	Technology
2009
Customer revenue	$4,597.7		$4,036.9	$560.8
Intersegment		$(170.8)	6.9	163.9
Total revenue	$4,597.7	$(170.8)	$4,043.8	$724.7
Operating income	$345.6	$4.3	$251.3	$90.0
Depreciation and amortization	352.5		275.1	77.4
Total assets	2,956.9	955.7	1,529.2	472.0
Capital expenditures	201.3	1.5	141.8	58.0

2008
Customer revenue	$5,233.2		$4,603.6	$629.6
Intersegment		$(232.0)	13.9	218.1
Total revenue	$5,233.2	$(232.0)	$4,617.5	$847.7
Operating income (loss)	$40.7	$(131.1)	$137.3	$34.5
Depreciation and amortization	418.0		291.7	126.3
Total assets	2,824.1	647.7	1,696.9	479.5
Capital expenditures	294.5	12.9	201.7	79.9

2007
Customer revenue	$5,652.5		$4,846.7	$805.8
Intersegment		$(206.7)	13.9	192.8
Total revenue	$5,652.5	$(206.7)	$4,860.6	$998.6
Operating income (loss)	$85.9	$(117.2)	$120.6	$82.5
Depreciation and amortization	380.5		261.2	119.3
Total assets	4,137.1	1,442.0	2,096.2	598.9
Capital expenditures	309.0	20.9	201.9	86.2

Geographic information about the company’s revenue, which is principally based on location of the selling organization, properties and outsourcing assets is presented below:

Year ended December 31 (millions)	2009	2008	2007
Revenue
United States	$2,117.1	$2,243.0	$2,432.3
United Kingdom	569.5	748.2	900.2
Other foreign	1,911.1	2,242.0	2,320.0
Total	$4,597.7	$5,233.2	$5,652.5
Properties, net
United States	$135.9	$178.1	$206.9
United Kingdom	28.8	28.9	42.0
Other foreign	63.2	69.5	83.3
Total	$227.9	$276.5	$332.2
Outsourcing assets, net
United States	$135.7	$140.9	$146.6
United Kingdom*	71.5	107.9	186.8
Other foreign	69.9	66.1	76.0
Total	$277.1	$314.9	$409.4

* Amounts relate principally to iPSL, a 51%-owned U.K.-based company.

16. Employee plans

Stock plans Under stockholder approved stock-based plans, stock options, stock appreciation rights, restricted stock and restricted stock units may be granted to officers, directors and other key employees. At December 31, 2009, 1.3 million shares of unissued common stock of the company were available for granting under these plans.

As of December 31, 2009, the company has granted non-qualified stock options and restricted stock units under these plans. The company recognizes compensation cost net of a forfeiture rate in selling, general and administrative expenses, and recognizes the compensation cost for only those awards expected to vest. The company estimates the forfeiture rate based on its historical experience and its expectations about future forfeitures.

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

Options have been granted to purchase the company’s common stock at an exercise price equal to or greater than the fair market value at the date of grant, generally have a maximum duration of five years and become exercisable in annual installments over a three-year period following date of grant.

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

The fair value of stock option awards was estimated using the Black-Scholes option pricing model with the following assumptions and weighted-average fair values as follows:

Year Ended December 31	2009	2008	2007
Weighted-average fair value of grant	$2.82	$8.52	$23.59
Risk-free interest rate	1.57%	3.63%	4.63%
Expected volatility	58.28%	45.28%	35.31%
Expected life of options in years	3.77	3.67	3.67
Expected dividend yield	–	–	–

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

During the year ended December 31, 2009, 2008 and 2007, the company recognized $.7 million, $1.1 million and $7.7 million of share-based compensation expense, which is comprised of $(1.4) million, $.8 million and $7.3 million of restricted stock unit (income) expense and $2.1 million, $.3 million and $.4 million of stock option expense, respectively. In 2009 and 2008, the company reversed $2.4 million and $13.2 million, respectively of previously-accrued compensation expense related to performance-based restricted stock units due to a change in the assessment of the achievability of the performance goals. In addition, during 2009, the company reversed $2.6 million of previously-accrued share-based compensation principally related to employees terminated in prior periods.

A summary of stock option activity for the year ended December 31, 2009 follows (shares in thousands):

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value ($ in millions)
Outstanding at December 31, 2008	3,414	$163.78
Granted	1,160	6.42
Exercised	–	–
Forfeited and expired	(593)	223.45
Outstanding at December 31, 2009	3,981	109.30	2.24	$ 38.1
Expected to vest at December 31, 2009	1,159	7.80	4.09	$ 35.8
Exercisable at December 31, 2009	2,773	153.50	1.44	$ .8

The aggregate intrinsic value represents the total pretax value of the difference between the company’s closing stock price on the last trading day of the period and the exercise price of the options, multiplied by the number of in-the-money stock options that would have been received by the option holders had all option holders exercised their options on December 31, 2009. The intrinsic value of the company’s stock options changes based on the closing price of the company’s stock. The total intrinsic value of options exercised for the years ended December 31, 2009 and 2008 was zero since no options were exercised. As of December 31, 2009, $2.1 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 2.0 years.

A summary of restricted stock unit activity for the year ended December 31, 2009 follows (shares in thousands):

	Restricted Stock Units	Weighted-Average Grant-Date Fair Value
Outstanding at December 31, 2008	763	$50.66
Granted	166	6.37
Vested	(68)	48.21
Forfeited and expired	(300)	41.26
Outstanding at December 31, 2009	561	40.42

The fair value of restricted stock units is determined based on the trading price of the company’s common shares on the date of grant. The aggregate weighted-average grant-date fair value of restricted stock units granted during the years ended December 31, 2009 and 2008 was $1.1 million and $28.4 million, respectively. As of December 31, 2009, there was $2.6 million of total unrecognized compensation cost related to outstanding restricted stock units granted under the company’s plans. That cost is expected to be recognized over a weighted-average period of 1.2 years. The aggregate weighted-average grant-date fair value of restricted share units vested during the years ended December 31, 2009 and 2008 was $3.3 million and $1.9 million, respectively.

Common stock issued upon exercise of stock options or upon lapse of restrictions on restricted stock units is newly issued shares. Cash received from the exercise of stock options for the years ended December 31, 2009 and 2008 was zero. During 2009 and 2008, the company did not recognize any tax benefits from the exercise of stock options or upon issuance of stock upon lapse of restrictions on restricted stock units because of its tax position. Any such tax benefits resulting from tax deductions in excess of the compensation costs recognized are classified as financing cash flows.

U.S. employees are eligible to participate in an employee savings plan. Under this plan, employees may contribute a percentage of their pay for investment in various investment alternatives. During 2008 and 2007, the company matched contributions to 100 percent of the first 6 percent of eligible pay contributed by plan participants. Matching contributions were made in the form of newly issued shares of company common stock. Effective January 1, 2009, the company match to the U.S. employee savings plan was suspended. The charge to income related to the company match for the years ended

December 31, 2009, 2008 and 2007, was zero, $47.5 million and $47.4 million, respectively. The expense for 2008 includes $3.5 million for a true-up match related to the prior year.

The company has defined contribution plans in certain locations outside the United States. The charge to income related to these plans was $28.3 million, $26.6 million and $24.5 million, for the years ended December 31, 2009, 2008 and 2007, respectively. For plans outside the United States, company contributions are made in cash.

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

The company has non-qualified compensation plans, which allow certain highly compensated employees and directors to defer the receipt of a portion of their salary, bonus and fees. Participants can earn a return on their deferred balance that is based on hypothetical investments in various investment vehicles. Changes in the market value of these investments are reflected as an adjustment to the liability with an offset to expense. As of December 31, 2009 and 2008, the liability to the participants of these plans was $12.7 million and $13.5 million, respectively. These amounts reflect the accumulated participant deferrals and earnings thereon as of that date. The company makes no contributions to the deferred compensation plans and remains contingently liable to the participants.

Retirement plans’ funded status and amounts recognized in the company’s consolidated balance sheets at December 31, 2009 and 2008, follow:

	U.S. Plans		International Plans
December 31 (millions)	2009	2008	2009	2008

Change in projected benefit obligation

Benefit obligation at beginning of year	$4,450.3	$4,602.0	$1,810.9	$2,376.8

Service cost	–	–	11.9	22.9

Interest cost	285.0	283.9	113.2	130.9

Plan participants’ contributions	–	–	4.2	6.8

Plan amendments	–	–	(.4)	(6.1)

Actuarial loss (gain)	308.7	(105.4)	501.1	(287.2)

Benefits paid	(336.4)	(330.2)	(89.7)	(93.9)

Foreign currency translation adjustments	–	–	172.3	(339.3)

Benefit obligation at end of year	$4,707.6	$4,450.3	$2,523.5	$1,810.9

Change in plan assets

Fair value of plan assets at beginning of year	$3,296.7	$4,979.1	$1,632.9	$2,228.1

Actual return on plan assets	773.2	(1,359.7)	219.9	(266.0)

Employer contribution	7.1	7.5	86.9	70.6

Plan participants’ contributions	–	–	4.2	6.8

Benefits paid	(336.4)	(330.2)	(89.7)	(93.9)

Foreign currency translation adjustments	–	–	131.2	(312.7)

Fair value of plan assets at end of year	$3,740.6	$3,296.7	$1,985.4	$1,632.9

Funded status at end of year	$(967.0)	$(1,153.6)	$(538.1)	$(178.0)

Amounts recognized in the consolidated balance sheets consist of:

Prepaid postretirement assets	$–	$–	$–	$20.7

Other accrued liabilities	(7.4)	(7.3)	–	(.2)

Long-term postretirement liabilities	(959.6)	(1,146.3)	(538.1)	(198.5)

Total funded status	$(967.0)	$(1,153.6)	$(538.1)	$(178.0)

Accumulated other comprehensive loss, net of tax

Net loss	$2,238.1	$2,392.2	$677.2	$294.1

Prior service cost (credit)	$4.2	$4.9	$(1.4)	$(.9)

Accumulated benefit obligation	$4,707.6	$4,450.3	$2,440.9	$1,755.5

Information for defined benefit retirement plans with an accumulated benefit obligation in excess of plan assets at December 31, 2009 and 2008, follows:

December 31 (millions)	2009	2008
Accumulated benefit obligation	$7,137.0	$5,436.0

Fair value of plan assets	5,714.5	4,088.7

Information for defined benefit retirement plans with a projected benefit obligation in excess of plan assets at December 31, 2009 and 2008, follows:

December 31 (millions)	2009	2008
Projected benefit obligation	$7,219.6	$5,441.1

Fair value of plan assets	5,714.5	4,088.7

Net periodic pension (income) cost for 2009, 2008 and 2007 includes the following components:

	U.S. Plans			International Plans
Year ended December 31 (millions)	2009	2008	2007	2009	2008	2007

Service cost	$–	$–	$.2	$11.9	$22.9	$41.4

Interest cost	285.0	283.9	278.0	113.2	130.9	123.9

Expected return on plan assets	(384.7)	(407.3)	(389.7)	(128.2)	(154.5)	(146.4)

Amortization of prior service cost	.7	.7	–	–	.2	.6

Recognized net actuarial loss	74.3	57.4	97.4	4.2	13.1	35.3

Settlement/curtailment (gain) loss	–	–	–	–	1.4	(5.7)
Net periodic pension (income) cost	$(24.7)	$(65.3)	$(14.1)	$1.1	$14.0	$49.1

Weighted-average assumptions used to determine net periodic pension cost for the years ended December 31 were as follows:

Discount rate	6.75%	6.38%	6.02%	6.42%	5.86%	5.03%

Rate of compensation increase	N/A	N/A	N/A	2.88%	3.29%	3.13%

Expected long-term rate of return on assets*	8.75%	8.75%	8.75%	6.57%	7.28%	7.30%

* For 2010, the company has assumed that the expected long-term rate of return on plan assets for its U.S. defined benefit pension plan will be 8.75%.

Weighted-average assumptions used to determine benefit obligations at December 31 were as follows:

Discount rate	6.11%	6.75%	6.38%	5.30%	6.42%	5.86%

Rate of compensation increase	N/A	N/A	N/A	3.04%	2.88%	3.29%

The expected pretax amortization in 2010 of net periodic pension cost is as follows: net loss, $82.8 million; and prior service cost, $.7 million.

The company’s investment policy targets and ranges for each asset category are as follows:

	U.S.		Int’l
Asset Category	Target	Range	Target	Range

Equity Securities	68%	65-71%	42%	37-47%

Debt Securities	26%	23-29%	55%	47-61%

Real estate	6%	3-9%	1%	0-3%

Cash	0%	0-5%	1%	0-2%

Other	0%	0%	1%	0-3%

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

The company expects to make cash contributions of approximately $115 million to its worldwide defined benefit pension plans (principally international plans) in 2010. In accordance with regulations governing contributions to U.S. defined benefit pension plans, the company is not required to make cash contributions to its U.S. qualified defined benefit pension plan in 2010.

As of December 31, 2009, the following benefit payments, which reflect expected future service where applicable, are expected to be paid from the defined benefit pension plans:

Year ending December 31 (millions)	U.S.	Int’l

2010	$345.1	$85.2

2011	346.7	94.7

2012	349.9	102.8

2013	351.8	110.9

2014	353.6	116.7

2015 - 2019	1,778.3	664.2

Other postretirement benefits A reconciliation of the benefit obligation, fair value of the plan assets and the funded status of the postretirement benefit plan at December 31, 2009 and 2008, follows:

December 31 (millions)	2009	2008

Change in accumulated benefit obligation

Benefit obligation at beginning of year	$184.6	$189.7

Service cost	.1	.5

Interest cost	11.5	12.5

Plan participants’ contributions	6.1	9.1

Amendments	–	11.2

Actuarial gain	(.7)	(12.1)

Federal drug subsidy	2.1	4.9

Benefits paid	(29.4)	(31.2)

Benefit obligation at end of year	$174.3	$184.6

Change in plan assets

Fair value of plan assets at beginning of year	$9.7	$11.5

Actual return on plan assets	–	.8

Employer contributions	22.7	19.5

Plan participants’ contributions	6.1	9.1

Benefits paid	(29.4)	(31.2)

Fair value of plan assets at end of year	$9.1	$9.7

Funded status at end of year	$(165.2)	$(174.9)

Amounts recognized in the consolidated balance sheets consist of:

Other accrued liabilities	$(22.2)	$(22.7)

Long-term postretirement liabilities	(143.0)	(152.2)

Total funded status	$(165.2)	$(174.9)

Accumulated other comprehensive loss, net of tax

Net loss	$34.9	$35.8
Prior service cost	8.3	9.8

Net periodic postretirement benefit cost for 2009, 2008 and 2007, follows:

Year ended December 31 (millions)	2009	2008	2007

Service cost	$.1	$.5	$–

Interest cost	11.5	12.5	12.1

Expected return on assets	(.5)	(.5)	(.5)

Amortization of prior service cost (benefit)	1.5	1.9	(.1)

Recognized net actuarial loss	2.9	3.9	4.5

Net periodic benefit cost	$15.5	$18.3	$16.0

Weighted-average assumptions used to determine net periodic postretirement benefit cost for the years ended December 31 were as follows:

Discount rate	7.02%	6.58%	6.58%

Expected return on plan assets	6.75%	6.75%	6.75%

Weighted-average assumptions used to determine benefit obligation at December 31 were as follows:
Discount rate	6.62%	7.02%	6.58%

The expected pretax amortization in 2010 of net periodic postretirement benefit cost is as follows: net loss, $3.7 million; and prior service cost, $1.5 million.

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

The company expects to contribute approximately $24 million to its postretirement benefit plan in 2010.

Assumed health care cost trend rates at December 31	2009	2008

Health care cost trend rate assumed for next year	7.9%	8.6%

Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%

Year that the rate reaches the ultimate trend rate	2014	2014

A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions of dollars):

	1-Percentage- Point Increase	1-Percentage- Point Decrease

Effect on service and interest cost	$.4	$(.5)

Effect on postretirement benefit obligation	3.7	(7.9)

As of December 31, 2009, the following benefits are expected to be paid to or from the company’s postretirement plan:
Year ending December 31 (millions)	Gross Medicare Part D Receipts	Gross Expected Payments

2010	$3.0	$26.5

2011	3.0	28.5

2012	3.0	26.6

2013	2.9	26.3

2014	2.8	25.5

2015 - 2019	5.8	69.0

The following provides a description of the valuation methodologies and the levels of inputs used to measure fair value, and the general classification of investments in the company’s U.S. and international defined benefit pension plans, and the company’s other postretirement benefit plan.

Level 1 – These investments include cash, common stocks, real estate investment trusts, and U.S. and U.K. government securities. These investments are valued using quoted prices in an active market. Payables and receivables are also included as Level 1 investments and are valued at face value.

Level 2 – These investments include the following:

Pooled Funds – These investments are comprised of money market funds and fixed income securities. The money market funds are valued at Net Asset Value (NAV) of shares held by the plans at year-end. NAV is a practical expedient for fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding. The fixed income securities are valued based on quoted prices for identical or similar investments in markets that may not be active.

Commingled Funds – These investments are comprised of debt or equity securities and are valued using the NAV provided by trustees of the funds. The NAV is quoted on a private market that is not active. The unit price is based on underlying investments which are traded on markets that may or may not be active.

Other Fixed Income – These investments are comprised of corporate and government fixed income investments and asset and mortgage backed securities for which there are quoted prices for identical or similar investments in markets that may not be active.

Derivatives – These investments include forward exchange contracts, which are traded on an active market, but not on an exchange; therefore, the inputs may not be readily observable. These investments also include fixed income futures and other derivative instruments.

Level 3 – These investments include the following:

Real Estate and Private Equity – These investments represent interests in limited partnerships which invest in privately held companies or privately held real estate assets. Due to the nature of these investments, pricing inputs are not readily observable. Asset valuations are developed by the general partners that manage the partnerships. These valuations are based on property appraisals, utilization of market transactions that provide valuation information for comparable companies, discounted cash flows, and other methods. These valuations are reported quarterly and adjusted as necessary at year end based on cash flows within the most recent period.

Insurance Contracts – These investments are insurance contracts which are generally invested in corporate and government notes and bonds and mortgages. The insurance contracts are carried at book value and adjusted to fair value based on a market value adjustment (MVA) formula determined by the insurance provider. The MVA formula is based on unobservable inputs.

Commingled Funds – These investments are commingled funds, which include a fund of hedge funds and a global tactical asset allocation fund. The NAV is quoted on a private market that is not active. The unit price is based on underlying investments, which are valued based on unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the plans’ assets (liabilities) at fair value at December 31, 2009.

	U.S. Plans				International Plans
December 31 (millions)	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Pension plans
Equity Securities
Common Stocks	$1,883.1	$1,883.1			$126.4	$126.4
Commingled Funds	635.9		$635.9		707.6		$707.6
Debt Securities
U.S. and U.K. Govt. Securities	65.9	65.9			95.9	95.9
Other Fixed Income	746.1		746.1		161.6		161.6
Insurance Contracts	64.8			$64.8	167.4			$167.4
Commingled Funds					560.2		560.2
Real Estate
Real Estate Investment Trusts	75.1	75.1			4.4	.3	4.1
Real Estate	54.2			54.2	27.3			27.3
Other
Derivatives	12.3		11.8	.5	23.0		23.0
Private Equity	69.4			69.4
Commingled Funds	66.8		66.8		69.5		46.9	22.6
Pooled Funds	133.7		133.7		1.7		1.7
Cash	1.0	1.0			40.4	40.4
Receivables	27.2	27.2
Payables	(94.9)	(94.9)
Total	$3,740.6	$1,957.4	$1,594.3	$188.9	$1,985.4	$263.0	$1,505.1	$217.3
Other postretirement plans
Insurance Contracts	$7.5			$7.5
Pooled Funds	1.6		$1.6
Total	$9.1		$1.6	$7.5

The following table sets forth a summary of changes in the fair value of the plans’ Level 3 assets for the year ended December 31, 2009.

December 31 (millions)	January 1, 2009	Realized gains (losses)	Purchases, sales, issuances and settlements, net,	Currency and unrealized gains (losses) relating to instruments still held at December 31, 2009	December 31, 2009
U.S. Plans
Pension plan
Real Estate	$89.4	$1.5	$(4.0)	$(32.7)	$54.2
Private Equity	84.5	(11.6)	(4.0)	.5	69.4
Insurance Contracts	50.1	(.6)	6.1	9.2	64.8
Other Fixed Income	.6	.9	(1.5)		–
Derivatives	–		.5		.5
Total	$224.6	$(9.8)	$(2.9)	$(23.0)	$188.9

Other postretirement plans
Insurance Contracts	$6.8	$(.1)	$.8		$7.5

International pension plans
Insurance Contracts	$159.8	$7.5	$(5.0)	$5.1	$167.4
Real Estate	28.7	(4.4)	2.1	.9	27.3
Commingled Funds	21.6	.3		.7	22.6

Total	$210.1	$3.4	$(2.9)	$6.7	$217.3

17. Stockholders’ equity

The company has 72 million authorized shares of common stock, par value $.01 per share, and 40 million shares of authorized preferred stock, par value $1 per share, issuable in series.

At December 31, 2009, 6.2 million shares of unissued common stock of the company were reserved for stock-based incentive plans.

Comprehensive income (loss) for the three years ended December 31, 2009, includes the following components:

Year ended December 31 (millions)	2009	2008	2007
Consolidated net income (loss)	$193.0	$(117.7)	$(53.3)

Other comprehensive income (loss)
Cash flow hedges
Income (loss), net of tax	–	–	(0.2)
Reclassification adjustments, net of tax	–	–	0.2
Foreign currency translation adjustments	78.1	(121.0)	38.4
Postretirement adjustments, net of tax of $(94.0), $(8.8) and $(33.2)	(212.7)	(1,627.4)	405.3

Total other comprehensive income (loss)	(134.6)	(1,748.4)	443.7

Consolidated comprehensive income (loss)	58.4	(1,866.1)	390.4
Comprehensive income (loss) attributable to noncontrolling interests	(22.0)	5.7	11.1

Comprehensive income (loss) attributable to Unisys Corporation	$36.4	$(1,860.4)	$401.5

Accumulated other comprehensive income (loss) as of December 31, 2009, 2008 and 2007, is as follows:

(millions)	Total	Translation Adjustments	Postretirement Plans
Balance at December 31, 2006	$(1,621.3)	$(633.1)	$(988.2)
Change during period	458.4	37.8	420.6

Balance at December 31, 2007	(1,162.9)	(595.3)	(567.6)
Change during period	(1,741.7)	(106.2)	(1,635.5)

Balance at December 31, 2008	(2,904.6)	(701.5)	(2,203.1)
Change during period	(108.9)	71.6	(180.5)

Balance at December 31, 2009	$(3,013.5)	$(629.9)	$(2,383.6)

18. Subsequent events

The company has evaluated subsequent events (events occurring after December 31, 2009) for recognition or disclosure in these financial statements up to February 24, 2010.

On February 1, 2010, the company closed on the sale of its U.S. specialized technology check sorter equipment and related U.S. maintenance business for cash proceeds of approximately $4 million. At December 31, 2009, the assets and liabilities of the business sold have been reported as held for sale in the company’s consolidated balance sheet as follows: approximately $24 million in “prepaid expenses and other current assets” and approximately $20 million in “other accrued liabilities”. These amounts have been reflected at fair value, less cost to sell, and as a result, the company reported an impairment of $13.4 million in 2009 in the company’s consolidated statement of income. Due to the significance of continuing cash flows related to the business sold, the business has been reported as held for sale. The divested business, which has operations in both of the company’s reporting segments of Services and Technology, generated 2009 revenue and pretax loss of approximately $100 million and $3 million, respectively.

On January 18, 2010, the company signed an agreement to sell its health information management (HIM) business for approximately $135 million of cash. The transaction is expected to close in the first half of 2010 and is subject to customary regulatory approvals and closing conditions, including receipt of customer consents. When the sale is completed, the company expects to report a gain on the sale, in discontinued operations, of approximately $80 million. The HIM business, which has operations in the company’s Services reporting segment, generated 2009 revenue, pretax income and capital expenditures of approximately $110 million, $20 million and $50 million, respectively.

Due to cumulative inflation of approximately 100 percent or more over the last 3-year period, the company’s Venezuelan subsidiary will apply highly inflationary accounting beginning January 1, 2010. For those international subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency, and as such, nonmonetary assets and liabilities are translated at historical exchange rates, and monetary assets and liabilities are translated at current exchange rates. Exchange gains and losses arising from translation are included in other income (expense), net. Effective January 11, 2010, the Venezuelan government devalued the Bolivar Fuerte by 50 percent by resetting the official exchange rate from 2.15 to the U.S. dollar to 4.30 to the U.S. dollar. As a result, the company expects to record a foreign exchange loss in the first quarter of 2010 of approximately $20 million.

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

KPMG LLP, an independent registered public accounting firm, has audited the company’s 2009 and 2008 financial statements. Its accompanying report is based on an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Unisys Corporation

We have audited the accompanying consolidated balance sheets of Unisys Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unisys Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 5 to the consolidated financial statements, as of January 1, 2009, the Company adopted a standard which changed the presentation and disclosure of noncontrolling interests in consolidated financial statements, and retroactively adjusted all periods presented in the consolidated financial statements for the change.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Unisys Corporation’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Philadelphia, Pennsylvania

February 24, 2010

Report of Independent Registered Public Accounting Firm on the Financial Statements

To the Board of Directors and Shareholders of Unisys Corporation

We have audited the accompanying consolidated statements of income, stockholders’ deficit, and cash flows of Unisys Corporation for the year ended December 31, 2007. These financial statements are the responsibility of Unisys Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations of Unisys Corporation and its cash flows for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 5 to the consolidated financial statements, the Company changed its reporting of noncontrolling interest with the adoption of the guidance issued in Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (codified in FASB ASC Topic 810, Consolidations) effective January 1, 2009.

Philadelphia, Pennsylvania

February 28, 2008, except for Notes 2, 5, 7, 15, and 18 related to the effect of the adoption of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (codified in FASB ASC Topic 810, Consolidations), as to which the date is May 11, 2009 and except for Notes 1, 2 and 16 as to the effect of the reverse stock split, as to which the date is February 24, 2010.

Report of Management on Internal Control Over Financial Reporting

The management of the company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that the company maintained effective internal control over financial reporting as of December 31, 2009, based on the specified criteria.

KPMG LLP, an independent registered public accounting firm, has audited the company’s internal control over financial reporting as of December 31, 2009, as stated in their report that appears on the following page.

J. Edward Coleman	Janet Brutschea Haugen
Chairman of the Board and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Unisys Corporation

We have audited Unisys Corporation’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Unisys Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Unisys Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Unisys Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity (deficit) and cash flows for the years then ended, and our report dated February 24, 2010 expressed an unqualified opinion on those consolidated financial statements.

Philadelphia, Pennsylvania

February 24, 2010

Unisys Corporation

Supplemental Financial Data (Unaudited)

Quarterly financial information

(millions, except per share data)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year

2009

Revenue		$1,099.9	$1,128.7	$1,159.6	$1,209.5	$4,597.7

Gross profit		223.0	269.7	305.8	338.2	1,136.7

Income (loss) before income taxes		(6.5)	57.2	89.3	94.6	234.6

Net income (loss) attributable to Unisys Corporation		(24.4)	38.1	61.1	114.5	189.3

Earnings (loss) per share	– basic	(.66)	1.03	1.51	2.71	4.82

	– diluted	(.66)	1.02	1.48	2.64	4.75

Market price per share	– high	13.70	16.40	31.70	40.05	40.05

	– low	2.80	5.00	14.10	23.92	2.80

2008

Revenue		$1,301.3	$1,340.0	$1,312.4	$1,279.5	$5,233.2

Gross profit		293.2	303.8	292.0	237.7	1,126.7

Income (loss) before income taxes		5.3	(5.0)	15.5	(80.3)	(64.5)

Net loss attributable to Unisys Corporation		(23.4)	(14.0)	(34.7)	(58.0)	(130.1)

Loss per share	– basic	(.66)	(.39)	(.96)	(1.59)	(3.62)

	– diluted	(.66)	(.39)	(.96)	(1.59)	(3.62)

Market price per share	– high	47.50	51.10	42.90	29.20	51.10

	– low	30.40	38.50	27.00	3.80	3.80

In the fourth quarter of 2008, the company recorded pretax cost-reduction and other charges of $95.6 million. See Notes 3 of the Notes to Consolidated Financial Statements.

Amounts presented above reflect the impact of the one-for-ten reverse stock split applied on a retroactive basis.

The individual quarterly per-share amounts may not total to the per-share amount for the full year because of accounting rules governing the computation of earnings per share.

Market prices per share are as quoted on the New York Stock Exchange composite listing.

Five-year summary of selected financial data

(dollars in millions, except per share data)	2009	2008(1)	2007(1)	2006(1)	2005(2)
Results of operations

Revenue	$4,597.7	$5,233.2	$5,652.5	$5,757.2	$5,758.7

Operating income (loss)	345.6	40.7	85.9	(326.8)	(162.4)

Income (loss) before income taxes	234.6	(64.5)	29.4	(242.2)	(203.1)

Net (income) loss attributable to noncontrolling interests	(3.7)	(12.4)	(25.8)	(8.7)	32.1

Net income (loss) attributable to Unisys Corporation	189.3	(130.1)	(79.1)	(278.7)	(1,731.9)

Earnings (loss) per share

Basic	4.82	(3.62)	(2.26)	(8.11)	(50.91)

Diluted	4.75	(3.62)	(2.26)	(8.11)	(50.91)

Financial position

Total assets	$2,956.9	$2,824.1	$4,137.1	$4,037.9	$4,028.9

Long-term debt	845.9	1,059.1	1,058.3	1,049.1	1,049.0

Stockholders’ equity (deficit)	(1,271.7)	(1,423.8)	404.1	(47.3)	(25.1)

Other data

Capital additions of properties	$45.9	$76.9	$77.5	$70.1	$112.0

Capital additions of outsourcing assets	97.8	133.1	137.5	81.0	143.8

Investment in marketable software	57.6	84.5	94.0	105.4	125.7

Depreciation and amortization

Properties	96.9	105.7	115.1	120.5	120.7

Outsourcing assets	151.0	162.6	143.8	135.1	128.8

Amortization of marketable software	104.6	149.7	121.6	132.9	124.7

Common shares outstanding (millions)	42.3	37.0	35.4	34.5	34.2

Stockholders of record (thousands)	19.9	20.6	20.7	22.9	24.1

Employees (thousands)	25.6	29.0	30.0	31.5	36.1

Note: Amounts presented above reflect the impact of the one-for-ten reverse stock split applied on a retroactive basis.

(1)	Includes pretax cost-reduction and other charges of $103.1 million, $116.8 million and $330.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

(2)	Includes an increase in the valuation allowance for deferred tax assets resulting in a non cash charge of $1,573.9 million.