Form 10-K, Exhibit 13
period 2010-12-31
UNISYS CORP
filed 2011-02-22
CIK 746838

Exhibit 13

Unisys Corporation 2010 Annual Report

Unisys Corporation

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

In 2010 Unisys reported improved operating income on lower revenue, as the company benefited from an ongoing program to enhance its financial results and strengthen its balance sheet. The program, announced at the beginning of 2009, is based upon the following business priorities:

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

During the year, the company continued to take actions related to these priorities, including divesting a number of non-core businesses, streamlining its geographic presence, strengthening its portfolio of solutions, increasing its use of lower-cost labor pools, and further reducing expenses and debt.

Reflecting the benefits of these and other actions, the company reported improved full-year 2010 operating income of $375.7 million, up 14 percent compared with operating income of $330.0 million in 2009. Operating profit margin improved to 9.3% in 2010 compared with 7.5% in 2009. After a tax provision of $58.8 million, the company reported net income attributable to Unisys Corporation of $236.1 million, or $5.45 per diluted share, for 2010. This compared with 2009 net income attributable to Unisys Corporation of $189.3 million, or $4.75 per diluted share, which included a tax provision of $42.3 million. The results for 2010 include income of $77.2 million from discontinued operations, net of tax, related to the sale of the company’s health information management (HIM) business and the UK-based Unisys Insurance Services Limited (UISL) business.

The company’s revenue declined 8 percent to $4.02 billion in 2010 compared with revenue of $4.39 billion in 2009. The decline reflected lower demand for the company’s project-based services, de-emphasis of lower-margin business and divestiture of the company’s U.S. specialized technology check sorter equipment and related U.S. maintenance business. Foreign currency exchange rates had an approximately 1-percentage-point positive impact on revenue in 2010.

The company’s contract with the U.S. Transportation Security Administration expired at the end of November 2010. In 2010, the company recognized revenue of approximately $117 million related to this contract compared to $150 million in 2009 and $189 million in 2008.

Cash provided by operating activities was $336.8 million in 2010, which included a $100.0 million reduction in utilization under the company’s U.S. accounts receivable securitization facility. Cash provided by operating activities in 2009 was $396.8 million, which included a $41.0 million reduction in utilization under the facility. The company’s 2010 year-end cash balance increased $181 million to $828 million and exceeded the 2010 year-end debt balance of $824 million.

Effective January 1, 2011, the company reinstated a company match to its U.S. 401(k) Savings Plan which had been suspended effective January 1, 2009. The company expects to fund the match with the company’s common stock and estimates the cost of such match will be approximately $14 million in 2011.

Results of operations

Company results

Revenue for 2010 was $4.02 billion compared with 2009 revenue of $4.39 billion, a decrease of 8%. Approximately 2 percentage points of the revenue decline was due to the divestiture of the company’s U.S. specialized technology check sorter equipment and related U.S. maintenance business. Foreign currency had a 1-percentage-point positive impact on revenue in 2010 compared with 2009.

Services revenue in 2010 decreased by 10% (2 percentage points of the decline were due to divested businesses). Technology revenue in 2010 was flat compared with 2009. Adjusting for divested businesses, Technology revenue in 2010 would have increased by an additional 4 percentage points.

Revenue for 2009 was $4.39 billion compared with 2008 revenue of $4.95 billion, a decrease of 11%. Services revenue in 2009 decreased by 12% and Technology revenue declined by 11%. Foreign currency had a 4-percentage-point negative impact on revenue in 2009 compared with 2008. Revenue from international operations in 2010, 2009 and 2008 was $2.29 billion, $2.38 billion and $2.81 billion, respectively. Foreign currency had a 2-percentage-point positive impact on international revenue in 2010 compared with 2009. Revenue from U.S. operations was $1.73 billion in 2010, $2.01 billion in 2009 and $2.14 billion in 2008.

Gross profit percent was 26.7% in 2010, 25.4% in 2009 and 21.9% in 2008. The increase in gross profit percent in 2010 compared with 2009 principally reflects a stronger mix of high-end enterprise server sales as well as the benefits derived from improved cost efficiencies in services delivery. Gross profit percent in 2009 compared with 2008 reflects the improved cost efficiencies in services delivery and the benefits from expense reductions.

Selling, general and administrative expenses were $617.1 million in 2010 (15.4% of revenue), $681.1 million in 2009 (15.5% of revenue) and $955.3 million in 2008 (19.3% of revenue). The decline in selling, general and administrative expenses in 2010 and in 2009 reflect the benefits from cost reduction actions. Included in 2008 were cost reduction charges of $49.0 million.

Research and development (R&D) expenses in 2010 were $78.9 million compared with $101.9 million in 2009 and $129.0 million in 2008. The decrease in R&D expenses principally reflects changes in the company’s development model as the company has focused its investments on operating system software development while leveraging commodity components and offshore resources.

In 2010, the company reported an operating profit of $375.7 million compared with $330.0 million in 2009 and $2.1 million in 2008.

Pension income for 2010 was $2.9 million compared with pension income of $23.6 million in 2009 and pension income of $51.3 million in 2008. For 2011, the company expects to recognize pension expense of approximately $36 million. The company records pension income or expense, as well as other employee-related costs such as payroll taxes and medical insurance costs, in operating income in the following income statement categories: cost of revenue; selling, general and administrative expenses; and research and development expenses. The amount allocated to each category is based on where the salaries of active employees are charged. Effective January 1, 2011, the company reinstated a company match to its U.S. 401(k) Savings Plan, which had been suspended effective January 1, 2009. The company will match 50 percent of the first 6 percent of eligible pay contributed by participants to the plan on a before-tax basis (subject to IRS limits). The company expects to fund the match with the company’s common stock and estimates the cost of such match will be approximately $14 million in 2011. The charge to income related to the company match for the years ended December 31, 2010, 2009 and 2008 was zero, zero, and $47.5 million, respectively.

During 2009, the company recorded a benefit of $11.2 million (a $5.4 million benefit in other income, a $6.1 million benefit in cost of revenue and an expense of $.3 million in selling, general and administrative expense related to legal fees) related to a 2009 change in Brazilian law involving a gross receipts tax.

Interest expense was $101.8 million in 2010, $95.2 million in 2009 and $85.1 million in 2008. The increases in interest expense were primarily due to higher interest rates associated with the debt issued in connection with the debt exchange discussed below.

Other income (expense), net was expense of $51.0 million in 2010, compared with expense of $16.6 million in 2009 and expense of $14.6 million in 2008. Included in 2010 were foreign exchange losses of $43.4 million (including $19.9 million related to the Venezuelan devaluation, discussed below). Included in 2009 was income of $5.4 million related to the Brazilian law change discussed above and foreign exchange losses of $12.5 million.

Income (loss) from continuing operations before income taxes in 2010 was income of $222.9 million compared with income of $218.2 million in 2009 and a loss of $97.6 million in 2008.

The provision for income taxes in 2010, 2009 and 2008 was $58.8 million, $42.3 million and $40.9 million, respectively. The 2010, 2009 and 2008 income tax provisions include benefits due to changes in judgment about the company’s ability to realize deferred tax assets in future years resulting in a net decrease in valuation allowances of $13.2 million, $28.7 million and $9.7 million, respectively. The 2009 income tax provision includes an $11.1 million benefit related to provisions in the Housing and Economic Recovery Act of 2008 (the Act) permitting certain research and alternative minimum tax (AMT) credit carryforwards to be refundable and a tax benefit of $7.7 million related to prior year tax adjustments. The 2008 income tax provision includes a $7.8 million benefit related to the Act and a tax benefit of $8.7 million related to prior year tax adjustments.

The company evaluates quarterly the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The company will record a tax provision or benefit for those international subsidiaries that do not have a full valuation allowance against their deferred tax assets. Any profit or loss recorded for the company’s U.S. continuing operations will have no provision or benefit associated with it due to its full valuation allowance, except with respect to benefits related to income from discontinued operations. As a result, the company’s provision or benefit for taxes will vary significantly period to period depending on the geographic distribution of income. Due to its full valuation allowance in the U.S., the health care legislation enacted during 2010 had no impact on the company’s U.S. deferred tax assets.

The realization of the company’s net deferred tax assets of approximately $185 million as of December 31, 2010 is primarily dependent on forecasted future taxable income within certain foreign jurisdictions. Any reduction in estimated forecasted future taxable income may require the company to record an additional valuation allowance against the remaining deferred tax assets. Any increase or decrease in the valuation allowance would result in additional or lower income tax expense in such period and could have a significant impact on that period’s earnings.

Net income (loss) from continuing operations attributable to Unisys Corporation for 2010 was income of $158.9 million, or $3.67 per diluted share, compared with income of $172.2 million, or $4.32 per diluted share, in 2009 and a loss of $150.9 million, or a loss of $4.20 per diluted share, in 2008.

Income from discontinued operations for 2010 was $77.2 million, or $1.78 per diluted share, compared with income of $17.1 million, or $.43 per diluted share, in 2009 and income of $20.8 million, or $.58 per diluted share in 2008. See Note 3 of the Notes to Consolidated Financial Statements.

Due to cumulative inflation of approximately 100 percent or more over the last 3-year period, the company’s Venezuelan subsidiary has applied highly inflationary accounting beginning January 1, 2010. For those international subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency, and as such, nonmonetary assets and liabilities are translated at historical exchange rates, and monetary assets and liabilities are translated at current exchange rates. Exchange gains and losses arising from translation are included in other income (expense), net. Effective January 11, 2010, the Venezuelan government devalued the Bolivar Fuerte by 50 percent by resetting the official exchange rate from 2.15 to the U.S. dollar to 4.30 to the U.S. dollar. As a result, the company recorded a foreign exchange loss in the first quarter of 2010 of approximately $20 million. The company has used and continues to use the official exchange rate for translation purposes. At December 31, 2010, the company’s operations in Venezuela had net monetary assets denominated in local currency of approximately $20 million.

Segment results

The company has two business segments: Services and Technology. Revenue classifications by segment are as follows: Services – systems integration and consulting, outsourcing, infrastructure services and core maintenance; Technology – enterprise-class servers and other technology. The accounting policies of each business segment are the same as those followed by the company as a whole. Intersegment sales and transfers are priced as if the sales or transfers were to third parties. Accordingly, the Technology segment recognizes intersegment revenue and manufacturing profit on hardware and software shipments to customers under Services contracts. The Services segment, in turn, recognizes customer revenue and marketing profit on such shipments of company hardware and software to customers. The Services segment also includes the sale of hardware and software products sourced from third parties that are sold to customers through the company’s Services channels. In the company’s consolidated statements of income, the manufacturing costs of products sourced from the Technology segment and sold to Services customers are reported in cost of revenue for Services.

Also included in the Technology segment’s sales and operating profit are hardware and software sold to the Services segment for internal use in Services agreements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2010, 2009 and 2008 was $7.2 million, $14.8 million and $38.5 million, respectively. The profit on these transactions is eliminated in Corporate.

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

Customer revenue by classes of similar products or services, by segment, for 2010, 2009 and 2008 is presented below:

Year ended December 31 (millions)	2010	2009	Percent Change	2008	Percent Change

Services

Systems integration and consulting	$1,223.1	$1,360.0	(10.1)%	$1,490.5	(8.8)%

Outsourcing	1,531.3	1,592.2	(3.8)%	1,728.3	(7.9)%

Infrastructure services	472.4	563.9	(16.2)%	735.1	(23.3)%

Core maintenance	230.6	308.8	(25.3)%	371.4	(16.9)%
	3,457.4	3,824.9	(9.6)%	4,325.3	(11.6)%

Technology

Enterprise-class servers	462.5	464.6	(.5)%	515.8	(9.9)%

Other technology	99.7	96.2	3.6%	113.8	(15.5)%
	562.2	560.8	.2%	629.6	(10.9)%
Total	$4,019.6	$4,385.7	(8.3)%	$4,954.9	(11.5)%

Information by business segment for 2010, 2009 and 2008 is presented below:

(millions of dollars)	Total	Eliminations	Services	Technology

2010

Customer revenue	$4,019.6		$3,457.4	$562.2

Intersegment		$(116.6)	5.9	110.7
Total revenue	$4,019.6	$(116.6)	$3,463.3	$672.9
Gross profit percent	26.7%		20.1%	55.1%

Operating income percent	9.3%		6.7%	21.6%

2009

Customer revenue	$4,385.7		$3,824.9	$560.8

Intersegment		$(170.8)	6.9	163.9
Total revenue	$4,385.7	$(170.8)	$3,831.8	$724.7
Gross profit percent	25.4%		19.2%	49.6%

Operating income percent	7.5%		6.2%	12.4%

2008

Customer revenue	$4,954.9		$4,325.3	$629.6

Intersegment		$(232.0)	13.9	218.1
Total revenue	$4,954.9	$(232.0)	$4,339.2	$847.7
Gross profit percent	21.9%		18.3%	43.5%

Operating income percent	0.0%		2.3%	4.1%

Gross profit percent and operating income percent are as a percent of total revenue.

In the Services segment, customer revenue was $3.46 billion in 2010, $3.82 billion in 2009 and $4.33 billion in 2008. Approximately 2 percentage points of the decline in 2010 compared with 2009 were due to divestitures of businesses. Foreign currency had about a 1-percentage-point positive impact on Services revenue in 2010 compared with 2009.

Reflecting lower demand for project-based services and the continued reshaping of the company’s services portfolio, revenue from systems integration and consulting decreased 10.1% in 2010 compared with 2009, and 2009 declined 8.8% compared with 2008.

Outsourcing revenue decreased 3.8% in 2010 from 2009 reflecting a decline in business processing outsourcing (BPO) revenue as information technology outsourcing (ITO) revenue was flat in 2010 compared with 2009. Outsourcing revenue decreased 7.9% in 2009 from 2008, primarily reflecting declines in BPO revenue.

Infrastructure services revenue declined 16.2% in 2010 compared with 2009 and 23.3% in 2009 compared with 2008. The decline in both periods reflects the company’s de-emphasis of lower-margin business, as well as the shift away from project work to managed outsourcing contracts. Approximately 4 percentage points of the decline in 2010 compared with 2009 were due to divestitures of businesses.

Core maintenance revenue declined 25.3% in 2010 compared with 2009. Approximately 12 percentage points of the decline were due to divestitures of businesses. Core maintenance revenue declined 16.9% in 2009 compared with 2008. The declines in both periods reflect the continuing secular decline of core maintenance.

Services gross profit percent was 20.1% in 2010, 19.2% in 2009 and 18.3% in 2008. Services operating income percent was 6.7% in 2010 compared with 6.2% in 2009 and 2.3% in 2008.

In the Technology segment, customer revenue was $562.2 million in 2010, $560.8 million in 2009 and $629.6 million in 2008. Foreign currency translation had a negligible impact on Technology revenue in 2010 compared with 2009. Adjusting for divested businesses, the growth rate in Technology revenue in 2010 would have been 4 percentage points higher. The decline in Technology revenue in 2009 compared with 2008 primarily reflected lower sales of ES7000 servers and specialized equipment.

Revenue for the company’s enterprise-class servers was flat in 2010 compared with 2009 and declined 9.9% in 2009 compared with 2008. Technology sales in 2009 slowed as clients tightened spending on information technology projects due to economic concerns.

Revenue from other technology increased 3.6% in 2010 compared with 2009 and decreased 15.5% in 2009 compared with 2008. Adjusting for divested businesses, the growth rate in other technology revenue in 2010 would have been 19 percentage points higher.

Technology gross profit percent was 55.1% in 2010, 49.6% in 2009 and 43.5% in 2008. Technology operating income percent was 21.6% in 2010 compared with 12.4% in 2009 and 4.1% in 2008. The increase in gross profit margin and operating profit margin percents in both periods reflects a richer mix of higher margin enterprise servers.

New accounting pronouncements

See Note 5 of the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on results of operations and financial condition.

Financial condition

The company’s principal sources of liquidity are cash on hand, cash from operations and its U.S. trade accounts receivable securitization facility (the A/R Facility), which is discussed below. The company’s anticipated future cash expenditures are discussed below and include anticipated contributions to its defined benefit pension plans. The company believes that it will have adequate sources of liquidity to meet its expected 2011 cash requirements.

Cash and cash equivalents at December 31, 2010 were $828.3 million compared with $647.6 million at December 31, 2009. At December 31, 2010, the company had sold no receivables under the A/R Facility compared with $100 million as of December 31, 2009 and $141 million at December 31, 2008.

During 2010, cash provided by operations was $336.8 million compared with $396.8 million in 2009. The principal reason for the decline in cash provided from operations was the decrease in the utilization in the A/R Facility, discussed above. Cash expenditures related to restructuring actions (which are included in operating activities) in 2010 and 2009 were $22.4 million and $61.3 million, respectively. Cash expenditures for restructuring actions are expected to be approximately $5 million in 2011.

Cash used for investing activities in 2010 was $61.6 million compared with cash used of $271.3 million in 2009. The current year includes net proceeds of $117.2 million related to the sale of the company’s HIM business, U.S. specialized technology check sorter and related U.S. maintenance business and UISL business (see Note 3 of the Notes to Consolidated Financial Statements). Items affecting cash used for investing activities were the following: Net proceeds from investments in 2010 were $.9 million compared with net proceeds of $1.3 million in 2009. Proceeds from investments and purchases of investments represent derivative financial instruments used to manage the company’s currency exposure to market risks from changes in foreign currency exchange rates. During the year ended December 31, 2010, the net change in restricted deposits resulted in cash provided of $23.4 million compared with a cash usage of $86.8 million in 2009. In addition, the investment in marketable software was $55.8 million in 2010 compared with $57.6 million in 2009, capital additions of properties were $64.1 million in 2010 compared with $45.9 million in 2009 and capital additions of outsourcing assets were $83.2 million in 2010 compared with $97.8 million in 2009. The increase in capital additions of properties was principally due to expenditures related to new leased facilities as part of the company’s multi-year plan to reduce its square footage.

Cash used for financing activities during 2010 was $91.5 million compared with cash used of $46.1 million in 2009. The current-year period includes $92.8 million used to reduce long-term debt. Cash used during 2009 relates to the debt exchange discussed below.

At December 31, 2010, total debt was $824.0 million, a decrease of $87.7 million from December 31, 2009, principally due to the redemption at maturity of the remainder of the company’s 6 7/8% senior notes and the call of the company’s remaining 8  1/2% senior notes. In December 2010, the company called all $14.2 million outstanding of its 8 1/2% senior notes due October 15, 2015 and recognized a charge of $.7 million in “Other income (expense), net”.

On July 31, 2009, the company completed offers to exchange its 6 7/8% senior notes due 2010 (the 2010 Notes), its 8% senior notes due 2012 (the 2012 Notes), its 8 1/2% senior notes due 2015 (the 2015 Notes) and its 12 1/2% senior notes due 2016 (the 2016 Notes) in private placements for new 12 3/4% senior secured notes due 2014 (the First Lien Notes), new 14 1/4% senior secured notes due 2015 (the Second Lien Notes and, together with First Lien Notes, the New Secured Notes), shares of the company’s common stock and cash. On that date, the company issued $385.0 million aggregate principal amount of First Lien Notes, $246.6 million aggregate principal amount of Second Lien Notes and 5.2 million shares of common stock and paid $30.0 million in cash in exchange for $235.1 million aggregate principal amount of 2010 Notes, $332.0 million aggregate principal amount of 2012 Notes, $134.0 million aggregate principal amount of 2015 Notes, and $59.4 million aggregate principal amount of 2016 Notes. The New Secured Notes, which are not registered with the Securities and Exchange Commission, are guaranteed by Unisys Holding Corporation, a wholly owned Delaware corporation that directly or indirectly holds the shares of substantially all of the company’s foreign subsidiaries, and by certain of the company’s other current and future U.S. subsidiaries. The First Lien Notes and Second Lien Notes are secured by first-priority liens and second-priority liens, respectively (in each case, subject to permitted prior liens) on substantially all of the company’s assets, except (i) accounts receivable that are subject to one or more receivables facilities, (ii) real estate located outside the U.S., (iii) cash or cash equivalents securing reimbursement obligations under letters of credit or surety bonds and (iv) certain other excluded assets. In 2009, the company recognized a net gain of $.5 million on the exchange in “Other income (expense), net”.

The company and certain international subsidiaries have access to uncommitted lines of credit from various banks.

In May 2008, the company entered into the A/R Facility. Under this three-year facility, the company has agreed to sell, on an ongoing basis, through Unisys Funding Corporation I, a wholly owned subsidiary, up to $150 million of interests in eligible U.S. trade accounts receivable. Under the A/R Facility, receivables are sold at a discount that reflects, among other things, a yield based on LIBOR subject to a minimum rate. The A/R Facility includes customary representations and warranties, including no material adverse change in the company’s business, assets, liabilities, operations or financial condition. It also requires the company to maintain a minimum fixed charge coverage ratio and requires the maintenance of certain ratios related to the sold receivables. Other termination events include failure to perform covenants, materially incorrect representations and warranties, change of control and default under debt aggregating at least $25 million. As discussed in Note 5 of the Notes to Consolidated Financial Statements, effective January 1, 2010, the company adopted a new accounting standard whereby the A/R Facility no longer meets the requirements to be treated as a sale, and therefore any sales under the facility will be accounted for as a secured borrowing. At December 31, 2010 and December 31, 2009, the company had sold zero and $100 million, respectively, of eligible receivables. At December 31, 2009, the receivables sold under the facility of $100 million were treated as a sale and therefore removed from the accompanying consolidated balance sheet.

At December 31, 2010, the company has met all covenants and conditions under its various lending and funding agreements. The company expects to continue to meet these covenants and conditions.

As described more fully in Notes 9 and 11 of the Notes to Consolidated Financial Statements, at December 31, 2010, the company had certain cash obligations, which are due as follows:

(millions of dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$842.0	$.8	$69.0	$621.6	$150.6
Interest payments on long-term debt	481.4	107.2	209.0	155.8	9.4
Operating leases	344.8	70.5	113.3	73.7	87.3
Minimum purchase obligations	126.3	32.1	63.0	31.2	–

Total	$1,794.5	$210.6	$454.3	$882.3	$247.3

As described in Note 16 of the Notes to Consolidated Financial Statements, in 2011 the company expects to make cash contributions of approximately $115 million to its worldwide defined benefit pension plans, principally international plans. In accordance with regulations governing contributions to U.S. defined benefit pension plans, the company is not required to fund its U.S. qualified defined benefit pension plan in 2011. Based on current legislation, recent interest rates and expected returns for 2011, the company currently expects that it will be required to make a contribution of approximately $100 million in 2012 to this plan.

At December 31, 2010, the company had outstanding standby letters of credit and surety bonds of approximately $268 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material.

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

Stockholders’ deficit decreased $337.9 million during 2010, principally reflecting consolidated net income of $236.1 million, share-based compensation and share issuances of $9.7 million, currency translation gains of $25.7 million, an increase in the funded status of the company’s defined benefit plans of $59.5 million and an increase in noncontrolling interest of $6.9 million.

Goodwill is reviewed annually for impairment and whenever events or circumstances occur indicating that goodwill may be impaired. The company performed its annual impairment test in the fourth quarter of 2010, which indicated that goodwill was not impaired. At December 31, 2010, the company does not have any reporting units that are at risk of failing the company’s goodwill impairment review.

Market risk

The company has exposure to interest rate risk from its short-term and long-term debt. In general, the company’s long-term debt is fixed rate and, to the extent it has any, its short-term debt is variable rate. See Note 9 of the Notes to Consolidated Financial Statements for components of the company’s long-term debt. The company believes that the market risk assuming a hypothetical 10% increase in interest rates would not be material to the fair value of these financial instruments, or the related cash flows, or future results of operations.

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

The company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign currency exchange rates applied to these derivative financial instruments described above. As of December 31, 2010 and 2009, the analysis indicated that such market movements would have reduced the estimated fair value of these derivative financial instruments by approximately $3 million and $4 million, respectively. Based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and the company’s actual exposures and hedges, actual gains and losses in the future may differ from the above analysis.

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

Outsourcing

Typically, the initial terms of the company’s outsourcing contracts are between 3 and 5 years. In certain of these arrangements, the company hires certain of the customers’ employees and often becomes responsible for the related employee obligations, such as pension and severance commitments. In addition, system development activity on outsourcing contracts often requires significant upfront investments by the company. The company funds these investments, and any employee-related obligations, from customer prepayments and operating cash flow. Also, in the early phases of these contracts, gross margins may be lower than in later years when the work force and facilities have been rationalized for efficient operations, and an integrated systems solution has been implemented.

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

Recoverability of outsourcing assets is subject to various business risks, including the timely completion and ultimate cost of the outsourcing solution, and realization of expected profitability of existing outsourcing contracts. The company quarterly compares the carrying value of the outsourcing assets with the undiscounted future cash flows expected to be generated by the outsourcing assets to determine if there is an impairment. If impaired, the outsourcing assets are reduced to an estimated fair value on a discounted cash flow approach. The company prepares its cash flow estimates based on assumptions that it believes to be reasonable but are also inherently uncertain. Actual future cash flows could differ from these estimates. At December 31, 2010 and 2009, the net capitalized amount related to outsourcing contracts was $162.3 million and $213.7 million, respectively.

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

At December 31, 2010 and 2009, the company had deferred tax assets in excess of deferred tax liabilities of $2,612 million and $2,656 million, respectively. For the reasons cited below, at December 31, 2010 and 2009, management determined that it is more likely than not that $185 million and $173 million, respectively, of such assets will be realized, resulting in a valuation allowance of $2,427 million and $2,483 million, respectively.

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

Internal Revenue Code Sections 382 and 383 provide annual limitations with respect to the ability of a corporation to utilize its net operating loss and tax credit carryforwards, respectively, against future U.S. taxable income, if the corporation experiences an “ownership change.” Based on currently available information, the company believes that an ownership change occurred as of January 2011 for purposes of the rules described above. See Note 7 of the Notes to Consolidated Financial Statements.

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

A significant element in determining the company’s pension income (expense) is the expected long-term rate of return on plan assets. The company sets the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. The company considers the current expectations for future returns and the actual historical returns of each asset class. Also, because the company’s investment policy is to actively manage certain asset classes where the potential exists to outperform the broader market, the expected returns for those asset classes are adjusted to reflect the expected additional returns. For 2011 and 2010, the company has assumed that the expected long-term rate of return on U.S. plan assets will be 8.75%. A change of 25 basis points in the expected long-term rate of return for the company’s U.S. and principal non-U.S. pension plans causes a change of approximately $10 million and $4 million, respectively, in pension expense. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over four years. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (expense). At December 31, 2010, for the company’s U.S. qualified defined benefit pension plan, the calculated value of plan assets was $4.07 billion and the fair value was $3.90 billion.

At the end of each year, the company determines the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the company looks to rates of return on high-quality, fixed-income investments that (a) receive one of the two highest ratings given by a recognized ratings agency and (b) are currently available and expected to be available during the period to maturity of the pension benefits. At December 31, 2010, the company determined this rate to be 5.68% for its U.S. defined benefit pension plans, a decrease of 43 basis points from the rate used at December 31, 2009. A change of 25 basis points in the U.S. and principal non-U.S. discount rates causes a change in pension expense of approximately zero and $3 million, respectively, and a change of approximately $113 million and $68 million, respectively, in the benefit obligation. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, has been deferred, as permitted.

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

As a minimum, amortization of an unrecognized net gain or loss must be included as a component of net pension cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the calculated value of plan assets. If amortization is required, the minimum amortization is that excess above the 10 percent divided by the average remaining life expectancy of the plan participants. For the company’s U.S. defined benefit pension plan, that period is approximately 21 years. At December 31, 2010, based on the calculated value of plan assets, the estimated unrecognized loss was $2.11 billion.

For the year ended December 31, 2010, the company recognized consolidated pretax pension income of $2.9 million, compared with pretax pension income of $23.6 million for the year ended December 31, 2009. For 2011, the company expects to recognize pension expense of approximately $36 million. See Note 16 of the Notes to Consolidated Financial Statements.

During 2010, the company made cash contributions to its worldwide defined benefit pension plans (principally international plans) of $81.5 million and expects to make cash contributions of approximately $115 million during 2011. In accordance with regulations governing contributions to U.S. defined benefit pension plans, the company is not required to fund its U.S. qualified defined benefit pension plan in 2011. Based on current legislation, recent interest rates and expected returns for 2011, the company currently expects that it will be required to make a contribution of approximately $100 million in 2012 to this plan.

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

Factors that could affect future results include the following:

Future results will depend in part on the company’s ability to drive profitable growth in consulting and systems integration. The company’s ability to grow profitably in this business will depend on the level of demand for systems integration projects and the portfolio of solutions the company offers for specific industries. It will also depend on an improvement in the utilization of services delivery personnel. In addition, profit margins in this business are largely a function of the rates the company is able to charge for services and the chargeability of its professionals. If the company is unable to attain sufficient rates and chargeability for its professionals, profit margins will suffer. The rates the company is able to charge for services are affected by a number of factors, including clients’ perception of the company’s ability to add value through its services; introduction of new services or products by the company or its competitors; pricing policies of competitors; and general economic conditions. Chargeability is also affected by a number of factors, including the company’s ability to transition employees from completed projects to new engagements, and its ability to forecast demand for services and thereby maintain an appropriate headcount.

The company’s future results will depend in part on its ability to take on, successfully implement and grow outsourcing operations. The company’s outsourcing contracts are multiyear engagements under which the company takes over management of a client’s technology operations, business processes or networks. In a number of these arrangements, the company hires certain of its clients’ employees and may become responsible for the related employee obligations, such as pension and severance commitments. In addition, system development activity on outsourcing contracts may require the company to make significant upfront investments. The company will need to have available sufficient financial resources in order to take on these obligations and make these investments.

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

Future results will also depend, in part, on market demand for the company’s high-end enterprise servers and maintenance on these servers. The company continues to apply its resources to develop value-added software capabilities and optimized solutions for these server platforms which provide competitive differentiation. Future results will depend on the company’s ability to maintain its installed base for ClearPath and to develop next-generation ClearPath products to expand the market.

The company faces aggressive competition in the information services and technology marketplace, which could lead to reduced demand for the company’s products and services and could have an adverse effect on the company’s business. The information services and technology markets in which the company operates include a large number of companies vying for customers and market share both domestically and internationally. The company’s competitors include consulting and other professional services firms, systems integrators, outsourcing providers, infrastructure services providers, computer hardware manufacturers and software providers. Some of the company’s competitors may develop competing products and services that offer better price-performance or that reach the market in advance of the company’s offerings. Some competitors also have or may develop greater financial and other resources than the company, with enhanced ability to compete for market share, in some instances through significant economic incentives to secure contracts. Some also may be better able to compete for skilled professionals. Any of these factors could lead to reduced demand for the company’s products and services and could have an adverse effect on the company’s business. Future results will depend on the company’s ability to mitigate the effects of aggressive competition on revenues, pricing and margins and on the company’s ability to attract and retain talented people.

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

The company’s future results will depend upon its ability to effectively anticipate and respond to volatility and rapid technological change in its industry. The company operates in a highly volatile industry characterized by rapid technological change, evolving technology standards, short product life cycles and continually changing customer demand patterns. Future success will depend in part on the company’s ability to anticipate and respond to these market trends and to design, develop, introduce, deliver or obtain new and innovative products and services on a timely and cost-effective basis. The company may not be successful in anticipating or responding to changes in technology, industry standards or customer preferences, and the market may not demand or accept its services and product offerings. In addition, products and services developed by competitors may make the company’s offerings less competitive.

The company’s business can be adversely affected by global economic conditions, acts of war, terrorism or natural disasters. The company’s financial results have been impacted by the global economic slowdown in recent years. If economic conditions worsen, the company could see reductions in demand and increased pressure on revenue and profit margins. The company could also see a further consolidation of clients, which could also result in a decrease in demand. The company’s business could also be affected by acts of war, terrorism or natural disasters. Current world tensions could escalate, and this could have unpredictable consequences on the world economy and on the company’s business.

The company has significant pension obligations and may be required to make significant cash contributions to its defined benefit pension plans. The company has unfunded obligations under its U.S. and non-U.S. defined benefit pension plans. In 2011, the company expects to make cash contributions of approximately $115 million to its worldwide, primarily non-U.S., defined benefit pension plans. In accordance with regulations governing contributions to U.S. defined benefit pension plans, the company is not required to fund its U.S. qualified defined benefit pension plan in 2011. Based on current legislation, recent interest rates and expected returns for 2011, the company currently expects that it will be required to make a contribution of approximately $100 million in 2012 to this plan.

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

The company’s future results will depend on the success of its program to reduce costs, focus its global resources and simplify its business structure. Over the past several years, the company has implemented significant cost-reduction measures and continues to focus on measures intended to further improve cost efficiency. In prior years, the company has incurred significant cost reduction charges in connection with these efforts. Future results will depend on the success of these efforts as well as on the success of the company’s program to focus its global resources and simplify its business structure. This program is based on various assumptions, including assumptions regarding market segment growth, client demand, and the proper skill set of and training for sales and marketing management and personnel, all of which are subject to change. Furthermore, the company’s institutional stockholders may attempt to influence these strategies.

The company’s contracts with U.S. governmental agencies may subject the company to audits, criminal penalties, sanctions and other expenses and fines. The company frequently enters into contracts with governmental entities. U.S. government agencies, including the Defense Contract Audit Agency and the Department of Labor, routinely audit government contractors. These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The U.S. government also may review the adequacy of, and a contractor’s compliance with contract terms and conditions, its systems and policies, including the contractor’s purchasing, property, estimating, billing, accounting, compensation and management information systems. Any costs found to be overcharged or improperly allocated to a specific contract or any amounts improperly billed or charged for products or services will be subject to reimbursement to the government. In addition, government contractors, such as the company, are required to disclose credible evidence of certain violations of law and contract overpayments to the federal government. If the company is found to have participated in improper or illegal activities, the company may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect the company’s business or reputation.

The company’s contracts may not be as profitable as expected or provide the expected level of revenues. In a number of the company’s long-term contracts for infrastructure services, outsourcing, help desk and similar services, the company’s revenue is based on the volume of products and services provided. As a result, revenue levels anticipated at the contract’s inception are not guaranteed. In addition, some of these contracts may permit termination at the customer’s discretion before the end of the contract’s term or may permit termination or impose other penalties if the company does not meet the performance levels specified in the contracts.

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

Certain of the company’s outsourcing agreements require that the company’s prices be benchmarked if the customer requests it and provide that those prices may be adjusted downward if the pricing for similar services in the market has changed. As a result, revenues anticipated at the beginning of the terms of these contracts may decline in the future.

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

Future results will depend in part on the performance and capabilities of third parties with whom the company has commercial relationships. The company has commercial relationships with suppliers, channel partners and other parties that have complementary products, services or skills. Future results will depend, in part, on the performance and capabilities of these third parties, on the ability of external suppliers to deliver components at reasonable prices and in a timely manner, and on the financial condition of, and the company’s relationship with, distributors and other indirect channel partners.

More than half of the company’s revenue is derived from operations outside of the United States, and the company is subject to the risks of doing business internationally. More than half of the company’s total revenue is derived from international operations. The risks of doing business internationally include foreign currency exchange rate fluctuations, currency restrictions and devaluations, changes in political or economic conditions, trade protection measures, import or export licensing requirements, multiple and possibly overlapping and conflicting tax laws, new tax legislation, weaker intellectual property protections in some jurisdictions and additional legal and regulatory compliance requirements applicable to businesses that operate internationally, including the Foreign Corrupt Practices Act and non-U.S. laws and regulations.

Financial market conditions may inhibit the company’s ability to access capital and credit markets to address its liquidity needs. The capital and credit markets have experienced volatility and disruption. Financial market conditions may impact the company’s ability to borrow, to refinance its outstanding debt, or to utilize surety bonds, letters of credit, foreign exchange derivatives and other financial instruments the company uses to conduct its business. Although the company intends to use cash on hand to address its liquidity needs, its ability to do so assumes that its operations will continue to generate sufficient cash.

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

The company could face business and financial risk in implementing future dispositions or acquisitions. As part of the company’s business strategy, it may from time to time consider disposing of existing technologies, products and businesses that may no longer be in alignment with its strategic direction, including transactions of a material size, or acquiring complementary technologies, products and businesses. Potential risks with respect to dispositions include difficulty finding buyers or alternative exit strategies on acceptable terms in a timely manner; potential loss of employees; and dispositions at unfavorable prices or on unfavorable terms, including relating to retained liabilities. Any acquisitions may result in the incurrence of substantial additional indebtedness or contingent liabilities. Acquisitions could also result in potentially dilutive issuances of equity securities and an increase in amortization expenses related to intangible assets. Additional potential risks associated with acquisitions include integration difficulties; difficulties in maintaining or enhancing the profitability of any acquired business; risks of entering markets in which the company has no or limited prior experience; potential loss of employees or failure to maintain or renew any contracts of any acquired business; and expenses of any undiscovered or potential liabilities of the acquired product or business, including relating to employee benefits contribution obligations or environmental requirements. Further, with respect to both dispositions and acquisitions, management’s attention could be diverted from other business concerns. Adverse credit conditions could also affect the company’s ability to consummate dispositions or acquisitions. The risks associated with dispositions and acquisitions could have a material adverse effect upon the company’s business, financial condition and results of operations. There can be no assurance that the company will be successful in consummating future dispositions or acquisitions on favorable terms or at all.

The company believes that its ability to use its U.S. federal net operating loss carryforwards and other tax attributes is limited. Internal Revenue Code Sections 382 and 383 provide annual limitations with respect to the ability of a corporation to utilize its net operating loss (as well as certain built-in losses) and tax credit carryforwards, respectively (Tax Attributes), against future U.S. taxable income, if the corporation experiences an “ownership change.” In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. The company regularly monitors ownership changes (as calculated for purposes of Section 382). Based on currently available information, the company believes that an ownership change occurred as of January 2011 for purposes of the rules described above. Moreover, any future transaction or transactions and the timing of such transaction or transactions could trigger an additional ownership change under Section 382.

As a result of the ownership change, utilization of the company’s Tax Attributes will be subject to an estimated overall annual limitation determined in part by multiplying the total aggregate market value of the company’s common stock immediately preceding the ownership change by the applicable long-term tax-exempt rate (which is 4.10% for January 2011), possibly subject to increase based on the built-in gain if any, in the company’s assets at the time of the ownership change. Any unused annual limitation may be carried over to later years. Future U.S. taxable income may not be fully offset by existing Tax Attributes, if such income exceeds the company’s annual limitation. However, based on presently available information and the existence of tax planning strategies, currently the company does not expect to incur a cash tax liability in the near term. The company maintains a full valuation allowance against the realization of all U.S. deferred tax assets as well as certain foreign deferred tax assets in excess of deferred tax liabilities.

Unisys Corporation

Consolidated Financial Statements

Consolidated Statements of Income

Year ended December 31 (millions, except per share data)	2010	2009*	2008*
Revenue

Services	$3,457.4	$3,824.9	$4,325.3

Technology	562.2	560.8	629.6

	4,019.6	4,385.7	4,954.9

Costs and expenses

Cost of revenue:

Services	2,731.8	3,026.1	3,527.9

Technology	216.1	246.6	340.6

	2,947.9	3,272.7	3,868.5

Selling, general and administrative expenses	617.1	681.1	955.3

Research and development expenses	78.9	101.9	129.0

	3,643.9	4,055.7	4,952.8

Operating profit	375.7	330.0	2.1

Interest expense	101.8	95.2	85.1

Other income (expense), net	(51.0)	(16.6)	(14.6)

Income (loss) from continuing operations before income taxes	222.9	218.2	(97.6)

Provision for income taxes	58.8	42.3	40.9

Consolidated net income (loss) from continuing operations	164.1	175.9	(138.5)

Net income attributable to noncontrolling interests	(5.2)	(3.7)	(12.4)

Net income (loss) from continuing operations attributable to Unisys Corporation	158.9	172.2	(150.9)

Income from discontinued operations, net of tax	77.2	17.1	20.8

Net income (loss) attributable to Unisys Corporation	$236.1	$189.3	$(130.1)

Earnings (loss) per share attributable to Unisys Corporation

Basic

Continuing operations	$3.74	$4.38	$(4.20)

Discontinued operations	1.81	.44	.58

Total	$5.55	$4.82	$(3.62)

Diluted

Continuing operations	$3.67	$4.32	$(4.20)

Discontinued operations	1.78	.43	.58

Total	$5.45	$4.75	$(3.62)

* Reclassified for discontinued operations. See note 3.

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Balance Sheets

December 31 (millions)	2010	2009*
Assets
Current assets
Cash and cash equivalents	$828.3	$647.6
Accounts and notes receivable, net	789.7	767.4
Inventories:
Parts and finished equipment	44.8	57.5
Work in process and materials	44.1	43.0
Deferred income taxes	40.7	19.9
Prepaid expenses and other current assets	127.8	139.2
Assets of discontinued operations	–	98.8
Total	1,875.4	1,773.4

Properties	1,339.0	1,365.8
Less – Accumulated depreciation and amortization	1,119.3	1,140.1
Properties, net	219.7	225.7
Outsourcing assets, net	162.3	213.7
Marketable software, net	143.8	151.5
Prepaid postretirement assets	31.2	–
Deferred income taxes	179.6	180.6
Goodwill	197.9	198.5
Other long-term assets	211.0	213.5
Total	$3,020.9	$2,956.9
Liabilities and stockholders’ deficit
Current liabilities
Current maturities of long-term debt	$.8	$65.8
Accounts payable	260.7	292.2
Deferred revenue	556.3	439.1
Other accrued liabilities	518.9	566.0
Liabilities of discontinued operations	–	87.1
Total	1,336.7	1,450.2
Long-term debt	823.2	845.9
Long-term postretirement liabilities	1,509.2	1,640.6
Long-term deferred revenue	149.4	149.2
Other long-term liabilities	136.2	142.7
Commitments and contingencies
Stockholders’ deficit
Common stock, par value $.01 per share (72.0 million shares authorized; 42.9 million shares and 42.5 million shares issued)	.4	.4
Accumulated deficit	(2,170.6)	(2,406.7)
Treasury stock, at cost	(46.0)	(45.0)
Paid-in capital	4,207.2	4,196.5
Accumulated other comprehensive loss	(2,928.3)	(3,013.5)
Total Unisys stockholders’ deficit	(937.3)	(1,268.3)
Noncontrolling interests	3.5	(3.4)
Total stockholders’ deficit	(933.8)	(1,271.7)
Total	$3,020.9	$2,956.9

* Reclassified for discontinued operations. See note 3.

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Cash Flows

Year ended December 31 (millions)	2010	2009	2008
Cash flows from operating activities
Consolidated net income (loss) from continuing operations	$164.1	$175.9	$(138.5)
Income from discontinued operations, net of tax	77.2	17.1	20.8
Add (deduct) items to reconcile consolidated net income (loss) to net cash provided by operating activities:
Company stock issued for U.S. 401(k) plan	–	–	41.8
Foreign currency transaction losses	19.9	–	–
Loss on debt extinguishment	2.1	–	–
Employee stock compensation	9.4	.7	1.1
Depreciation and amortization of properties	75.8	96.9	105.7
Depreciation and amortization of outsourcing assets	111.9	151.0	162.6
Amortization of marketable software	62.9	104.6	149.7
Disposal of capital assets	9.8	10.8	12.9
(Gain) loss on sale of businesses and assets	(65.5)	8.8	–
Increase in deferred income taxes, net	(34.4)	(87.9)	(9.9)
(Increase) decrease in receivables, net	(31.9)	62.1	186.7
Decrease in inventories	12.4	14.0	27.2
Increase in other assets	(94.2)	(121.9)	(119.7)
Increase (decrease) in accounts payable and other accrued liabilities	56.5	(70.7)	(110.9)
(Decrease) increase in other liabilities	(38.4)	37.3	(79.1)
Other	(.8)	(1.9)	4.2
Net cash provided by operating activities	336.8	396.8	254.6
Cash flows from investing activities
Proceeds from investments	417.4	404.1	6,208.2
Purchases of investments	(416.5)	(402.8)	(6,190.3)
Restricted deposits	23.4	(86.8)	–
Investment in marketable software	(55.8)	(57.6)	(84.5)
Capital additions of properties	(64.1)	(45.9)	(76.9)
Capital additions of outsourcing assets	(83.2)	(97.8)	(133.1)
Proceeds from sales (purchases) of businesses and assets	117.2	15.5	(6.4)
Net cash used for investing activities	(61.6)	(271.3)	(283.0)
Cash flows from financing activities
Payments of long-term debt	(92.8)	(30.0)	(200.0)
Financing fees	(.1)	(16.1)	(.8)
Net reduction in short-term borrowings	–	–	(.1)
Proceeds from exercise of stock options	1.4	–	–
Net cash used for financing activities	(91.5)	(46.1)	(200.9)
Effect of exchange rate changes on cash and cash equivalents	(3.0)	24.2	(56.9)
Increase (decrease) in cash and cash equivalents	180.7	103.6	(286.2)
Cash and cash equivalents, beginning of year	647.6	544.0	830.2

Cash and cash equivalents, end of year	$828.3	$647.6	$544.0

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Stockholders’ Equity (Deficit)

			Unisys Corporation								Non-
		Compre-		Common Stock			Treasury Stock			Accumu- lated Other Compre-
						Accumu-
		hensive		Par		lated			Paid-in	hensive	controlling
(millions)	Total	Income(Loss)	Total	Value	Shares	Deficit	Cost	Shares	Capital	Loss	Interests
Balance at December 31, 2007	$404.1		$386.6	$.4	35.6	$(2,465.9)	$(44.5)	(.2)	$4,059.5	$(1,162.9)	$17.5
Stock-based compensation	42.8		42.8		1.6		(.3)		43.1
Dividends paid to noncontrolling interests	(.9)										(.9)
Share purchase of noncontrolling interests	(3.7)										(3.7)
Comprehensive Loss:
Consolidated net income (loss)	(117.7)	$(117.7)	(130.1)			(130.1)					12.4
Other comprehensive loss:
Translation adjustments	(121.0)	(121.0)	(106.2)							(106.2)	(14.8)
Postretirement plans	(1,627.4)	(1,627.4)	(1,635.5)							(1,635.5)	8.1
	(1,748.4)	(1,748.4)
Comprehensive loss	(1,866.1)	(1,866.1)

Balance at December 31, 2008	(1,423.8)		(1,442.4)	.4	37.2	(2,596.0)	(44.8)	(.2)	4,102.6	(2,904.6)	18.6
Stock-based compensation	1.9		1.9		.1		(.2)		2.1
Shares issued in debt exchange	91.8		91.8		5.2				91.8
Comprehensive Income:
Consolidated net income	193.0	193.0	189.3			189.3					3.7
Other comprehensive income:
Translation adjustments	78.1	78.1	71.6							71.6	6.5
Postretirement plans	(212.7)	(212.7)	(180.5)							(180.5)	(32.2)
	(134.6)	(134.6)
Comprehensive income	58.4	58.4

Balance at December 31, 2009	(1,271.7)		(1,268.3)	.4	42.5	(2,406.7)	(45.0)	(.2)	4,196.5	(3,013.5)	(3.4)
Stock-based compensation	9.7		9.7		.4		(1.0)	(.1)	10.7
Comprehensive Income:
Consolidated net income	241.3	241.3	236.1			236.1					5.2
Other comprehensive income:
Translation adjustments	24.2	24.2	25.7							25.7	(1.5)
Postretirement plans	62.7	62.7	59.5							59.5	3.2
	86.9	86.9
Comprehensive income	328.2	328.2

Balance at December 31, 2010	$(933.8)		$(937.3)	$.4	42.9	$(2,170.6)	$(46.0)	(.3)	$4,207.2	$(2,928.3)	$3.5

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

Advertising costs All advertising costs are expensed as incurred. The amount charged to expense during 2010, 2009 and 2008 was $.6 million, $1.6 million and $5.9 million, respectively.

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

Fair value measurements Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. When determining fair value measurements for assets and liabilities required to be recorded at fair value, the company considers the principal or most advantageous market in which it would transact and also considers assumptions that market participants would use when pricing an asset or liability. The fair value hierarchy has three levels of inputs that may be used to measure fair value: Level 1 – Quoted market prices in active markets for identical assets or liabilities; Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data; and Level 3 – Unobservable inputs that are not corroborated by market data. The company has applied fair value measurements to its derivatives (see note 12), to its postretirement plan assets (see note 16) and to its long-term debt (see note 9).

2. Earnings per share

The following table shows how the earnings (loss) per share attributable to Unisys Corporation were computed for the three years ended December 31, 2010.

Year ended December 31 (millions, except per share data)	2010	2009	2008
Basic earnings (loss) per share computation
Net income (loss) from continuing operations attributable to Unisys Corporation	$158.9	$172.2	$(150.9)
Income from discontinued operations, net of tax	77.2	17.1	20.8
Net income (loss) attributable to Unisys Corporation	$236.1	$189.3	$(130.1)
Weighted average shares (thousands)	42,562	39,241	35,978
Basic earnings (loss) per share
Continuing operations	$3.74	$4.38	$(4.20)
Discontinued operations	1.81	.44	.58
Total	$5.55	$4.82	$(3.62)
Diluted earnings (loss) per share computation
Net income (loss) from continuing operations attributable to Unisys Corporation	$158.9	$172.2	$(150.9)
Income from discontinued operations, net of tax	77.2	17.1	20.8
Net income (loss) attributable to Unisys Corporation	$236.1	$189.3	$(130.1)
Weighted average shares (thousands)	42,562	39,241	35,978
Plus incremental shares from assumed conversions of employee stock plans	771	593	–
Adjusted weighted average shares	43,333	39,834	35,978
Diluted earnings (loss) per share
Continuing operations	$3.67	$4.32	$(4.20)
Discontinued operations	1.78	.43	.58
Total	$5.45	$4.75	$(3.62)

The following weighted-average securities were antidilutive and therefore excluded from the computation of diluted earnings (loss) per share (in thousands): 2010, 2,545; 2009, 3,165; 2008, 4,131.

3. Discontinued operations and sale of business

On April 30, 2010, the company completed the sale of its health information management (HIM) business, and on August 31, 2010, the company completed the sale of its UK-based Unisys Insurance Services Limited (UISL) business, which provides business process outsourcing (BPO) services to the UK life and pensions industry. In connection with the sale of UISL, the company has payment obligations of $18.6 million to be paid ratably over the next four quarterly periods. In 2010, the company received net proceeds of $117.2 million related to the sale of HIM, UISL and the U.S. specialized technology check sorter equipment and related U.S. maintenance business (discussed below).

The company’s financial statements have been retroactively reclassified to report these businesses as discontinued operations. As a result, all items relating to these businesses within the consolidated statements of income have been reported as income from discontinued operations, net of tax, and all items relating to these businesses within the consolidated balance sheets have been reported as either assets or liabilities of discontinued operations.

The results of the HIM business discontinued operations for the three years ended December 31, 2010 were as follows (in millions of dollars):

(millions)	2010*	2009	2008
Revenue	$42.0	$111.7	$103.4
Income
Operations	$10.0	$19.6	$23.7
Gain on sale	64.5	–	–
	74.5	19.6	23.7
Income tax provision	–	–	9.5
Income from discontinued operations, net of tax	$74.5	$19.6	$14.2

* Includes results of operations through the April 30, 2010 closing date.

The results of the UISL business discontinued operations for the three years ended December 31, 2010 were as follows (in millions of dollars):

(millions)	2010*	2009	2008
Revenue	$52.6	$100.3	$174.9
Income (loss)
Operations	$(1.8)	$(3.2)	$9.4
Gain on sale	4.5	–	–
	2.7	(3.2)	9.4
Income tax provision (benefit)	–	(.7)	2.8
Income (loss) from discontinued operations, net of tax	$2.7	$(2.5)	$6.6

* Includes results of operations through the August 31, 2010 closing date.

The results of total discontinued operations for the three years ended December 31, 2010 were as follows (in millions of dollars):

(millions)	2010	2009	2008
Revenue	$94.6	$212.0	$278.3
Income
Operations	$8.2	$16.4	$33.1
Gain on sale	69.0	–	–
	77.2	16.4	33.1
Income tax provision (benefit)	–	(.7)	12.3
Income from discontinued operations, net of tax	$77.2	$17.1	$20.8

On February 1, 2010, the company completed the sale of its U.S. specialized technology check sorter equipment and related U.S. maintenance business. At December 31, 2009, the assets and liabilities of the business sold were reported as held for sale in the company’s consolidated balance sheet as follows: approximately $24 million in “prepaid expenses and other current assets” and approximately $20 million in “other accrued liabilities.” These amounts had been reflected at fair value, less cost to sell, and as a result, the company reported an impairment of $13.4 million in 2009 in the company’s consolidated statement of income. In 2010, the company recorded a loss on the sale of approximately $3.3 million, principally as a result of closing date working capital and other adjustments. The divested business, which had operations in both of the company’s reporting segments of Services and Technology, generated 2009 revenue and pretax loss of approximately $100 million and $3 million, respectively.

4. Goodwill

Goodwill is reviewed annually for impairment and whenever events or circumstances occur indicating that goodwill may be impaired. The company performed its annual impairment test in the fourth quarter of 2010, which indicated that goodwill was not impaired.

Changes in the carrying amount of goodwill by segment for the years ended December 31, 2010 and 2009 were as follows:

(millions)	Total	Services	Technology
Balance at December 31, 2008	$189.4	$79.9	$109.5
Translation adjustments	10.1	8.7	1.4
Sale of business	(1.0)	(.2)	(.8)
Balance at December 31, 2009	198.5	88.4	110.1
Sale of business	(1.3)	(1.3)	–
Translation adjustments	.7	(.2)	.9
Balance at December 31, 2010	$197.9	$86.9	$111.0

5. Recent accounting pronouncements and accounting changes

Effective January 1, 2010, the company adopted a Financial Accounting Standards Board (FASB) accounting standard which among other changes, eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. The recognition and measurement provisions are effective for transfers occurring on or after January 1, 2010. The company concluded that sales of participating interests in accounts receivable under its U.S. trade accounts receivable securitization facility no longer meet the requirements to be accounted for as sales due to the change in the definition of a participating interest, whereby all cash flows received from the entire financial asset must be divided proportionally among the participating interest holders in an amount equal to their share of ownership. Since in the company’s U.S. trade accounts receivable securitization facility, the company’s retained interest is subordinated to the other holders, the transaction does not meet the definition of the sale of a participating interest, and therefore any sales under the facility will be accounted for as a secured borrowing. See note 6.

In October 2009, the FASB issued two accounting standards. The first standard supersedes certain prior accounting guidance and requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices (i.e., the relative-selling-price method). The standard eliminates the use of the residual method of allocation and requires the relative-selling-price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverables subject to this standard. The second standard amends prior software revenue recognition accounting guidance by excluding from the scope of such prior guidance tangible products that contain both software elements and non-software elements that function together to deliver the tangible product’s essential functionality. Both of these standards must be adopted at the same time and both will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, which for the company is January 1, 2011. The company will adopt these standards effective January 1, 2011 on a prospective basis for all new or materially modified arrangements entered into on or after that date. Adoption of these standards is not expected to have a material impact on the company’s consolidated results of operations and financial position.

6. Accounts receivable

In May 2008, the company entered into a three-year, U.S. trade accounts receivable securitization facility (the A/R Facility). Under the A/R Facility, the company has agreed to sell, on an ongoing basis, through Unisys Funding Corporation I, a wholly owned subsidiary, up to $150 million of interests in eligible U.S. trade accounts receivable. Under the A/R Facility, receivables are sold at a discount that reflects, among other things, a yield based on LIBOR subject to a minimum rate. The A/R Facility includes customary representations and warranties, including no material adverse change in the company’s business, assets, liabilities, operations or financial condition. It also requires the company to maintain a minimum fixed charge coverage ratio and requires the maintenance of certain ratios related to the sold receivables. Other termination events include failure to perform covenants, materially incorrect representations and warranties, change of control and default under debt aggregating at least $25 million.

As discussed in note 5, effective January 1, 2010, the company adopted a new accounting standard whereby the A/R Facility no longer meets the requirements to be treated as a sale, and therefore will be accounted for as a secured borrowing. At December 31, 2010, no receivables had been sold. At December 31, 2009, receivables of $100 million were sold and therefore removed from the accompanying consolidated balance sheet. At December 31, 2009, the company retained subordinated interests of $240 million, in the associated receivables; these receivables have been included in accounts and notes receivable in the accompanying consolidated balance sheets. The company received proceeds of zero in 2010, $1.2 billion in 2009 and $1.5 billion in 2008, from sales of accounts receivable interests under the A/R Facility.

The selling price of the receivables interests reflected a discount of 5.3% at December 31, 2009. The discount on the sales of these accounts receivable during the years ended December 31, 2010, 2009 and 2008, was zero, $5.6 million and $7.2 million, respectively. The discount was recorded in other income (expense), net in the accompanying consolidated statements of income.

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

Revenue recognized in excess of billings on services contracts, or unbilled accounts receivable, was $189.7 million and $149.7 million at December 31, 2010 and 2009, respectively. Such amounts, a portion of which are awaiting resolution of contract disputes, are included in accounts and notes receivable, net and are stated at net realizable value.

The allowance for doubtful accounts, which is reported as a deduction from accounts and notes receivable, was $37.0 million and $45.6 million at December 31, 2010 and 2009, respectively. The provision for doubtful accounts, which is reported in selling, general and administrative expenses in the consolidated statements of income, was (income) expense of $(.9) million, $(1.2) million and $7.0 million, in 2010, 2009 and 2008, respectively.

7. Income taxes

Following is the total income (loss) from continuing operations before income taxes and the continuing operations provision for income taxes for the three years ended December 31, 2010.

Year ended December 31 (millions)	2010	2009	2008
Income (loss) from continuing operations before income taxes
United States	$37.4	$25.9	$(162.2)
Foreign	185.5	192.3	64.6
Total income (loss) from continuing operations before income taxes	$222.9	$218.2	$(97.6)
Continuing operations provision for income taxes
Current
United States	$8.7	$(6.7)	$(14.5)
Foreign	75.4	45.8	61.6
State and local	.3	(.4)	(2.4)
Total	84.4	38.7	44.7
Deferred
Foreign	(25.6)	3.6	(3.8)
Total continuing operations provision for income taxes	$58.8	$42.3	$40.9

Following is a reconciliation of the provision for income taxes at the United States statutory tax rate to the continuing operations provision for income taxes as reported:

Year ended December 31 (millions)	2010	2009	2008
United States statutory income tax provision (benefit)	$78.0	$76.4	$(34.2)
U.S. income or loss for which no provision or benefit has been recognized	(4.8)	(4.8)	52.4
Foreign tax expense, including withholding taxes	(3.7)	17.5	47.9
Change in valuation allowances due to changes in judgment	(13.2)	(28.7)	(9.7)
Effect of tax rate changes on temporary differences	4.1	2.0	–
Tax refund claims, audit issues and other matters
U.S. Federal refundable credits	.4	(11.1)	(7.8)
U.S. state	.3	(.2)	(2.4)
Foreign	(2.3)	(8.8)	(5.3)
Continuing operations provision for income taxes	$58.8	$42.3	$40.9

Included in the caption “U.S. income or loss for which no provision or benefit has been recognized” and “Foreign tax expense, including withholding taxes” for 2010, 2009 and 2008 are reconciling items for companies with valuation allowances that did not recognize a tax provision or benefit in the amount of ($7.7) million, ($13.6) million, and $64.2 million, respectively. Also included in these captions for 2010, 2009 and 2008 are withholding taxes of $23.5 million, $12.4 million and $15.4 million, respectively, and the provision (benefit) related to differences between the U.S. statutory rate of 35% and the statutory rates in foreign jurisdictions of ($26.8) million, ($3.1) million and $7.6 million, respectively. In addition, the 2010, 2009 and 2008 provision for foreign tax expense includes tax (provisions) benefits of $(2.7) million, $7.7 million and $8.7 million, respectively, related to prior year foreign tax adjustments.

Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $854 million at December 31, 2010. As the company currently intends to indefinitely reinvest all such earnings, no provision has been made for income taxes that may become payable upon distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability.

Cash paid, net of refunds, during 2010, 2009 and 2008 for income taxes was $52.7 million, $58.2 million and $56.7 million, respectively.

At December 31, 2010, the company has U.S. federal ($270.8 million), state and local ($235.2 million), and foreign ($244.0 million) tax loss carryforwards, the total tax effect of which is $750.0 million. These carryforwards will expire as follows (in millions): 2011, $17.9; 2012, $8.2; 2013, $13.3; 2014, $7.8; 2015, $29.1; and $673.7 thereafter. The company also has available tax credit carryforwards of approximately $643.6 million, which will expire as follows (in millions): 2011, $14.3; 2012, $67.1; 2013, $46.4; 2014, $23.2; 2015, $23.0; and $469.6 thereafter.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 2010 and 2009 were as follows:

December 31 (millions)	2010	2009
Deferred tax assets
Tax loss carryforwards	$750.0	$683.1
Postretirement benefits	529.4	591.2
Foreign tax credit carryforwards	479.4	412.3
Capitalized research and development	304.1	353.5
Other tax credit carryforwards	164.2	176.2
Deferred revenue	107.1	93.5
Depreciation	60.2	65.8
Employee benefits and compensation	53.5	70.5
Purchased capitalized software	45.8	49.1
Debt related	38.2	41.4
Capitalized intellectual property rights	28.4	57.1
Warranty, bad debts and other reserves	23.5	46.4
Capitalized costs	18.2	23.6
Restructuring	5.7	11.3
Other	34.1	39.1
	2,641.8	2,714.1
Valuation allowance	(2,426.4)	(2,483.1)
Total deferred tax assets	$215.4	$231.0
Deferred tax liabilities
Tax basis investment impairment	$–	$20.3
Other	30.0	37.7
Total deferred tax liabilities	$30.0	$58.0
Net deferred tax assets	$185.4	$173.0

The company has $185.4 million of net deferred tax assets. Failure to achieve forecasted taxable income might affect the ultimate realization of such assets. Factors that may affect the company’s ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in sales or margins, loss of market share, the impact of the economic environment, delays in product availability and technological obsolescence.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Year ended December 31 (millions)	2010	2009
Balance at January 1	$4.0	$8.8
Additions based on tax positions related to the current year	13.9	–
Additions for tax positions of prior years	2.3	.6
Reductions for tax positions of prior years	(.2)	(1.4)
Reductions as a result of a lapse of applicable statute of limitations	(.1)	–
Settlements	(.4)	(4.0)
Balance at December 31	$19.5	$4.0

The company recognizes penalties and interest accrued related to income tax liabilities in the provision for income taxes in its consolidated statements of income. At December 31, 2010 and 2009, the company had an accrual of $.9 million and $.1 million, respectively, for the payment of penalties and interest.

At December 31, 2010, the company had a liability for unrecognized tax benefits of $19.5 million, all of which, if recognized, would affect the company’s effective tax rate. Within the next 12 months, the company believes that it is reasonably possible that the amount of unrecognized tax benefits may significantly change; however, various events could cause this belief to change in the future.

The company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. The company has concluded a U.S. federal income tax audit of the years 2000-2003 with no material impact. Several U.S. state and foreign income tax audits are in process. There are currently no income tax audits in process in either Brazil or the United Kingdom, which are the most significant jurisdictions outside the U.S. For Brazil, the audit period through 2004 is closed and for the United Kingdom, the audit period through 2007 is closed. All of the various ongoing income tax audits throughout the world are not expected to have a material impact on the company’s financial position.

Internal Revenue Code Sections 382 and 383 provide annual limitations with respect to the ability of a corporation to utilize its net operating loss (as well as certain built-in losses) and tax credit carryforwards, respectively (Tax Attributes), against future U.S. taxable income, if the corporation experiences an “ownership change.” In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. The company regularly monitors ownership changes (as calculated for purposes of Section 382). Based on currently available information, the company believes that an ownership change occurred as of January 2011 for purposes of the rules described above. Moreover, any future transaction or transactions and the timing of such transaction or transactions could trigger an additional ownership change under Section 382.

As a result of the ownership change, utilization of the company’s Tax Attributes will be subject to an estimated overall annual limitation determined in part by multiplying the total aggregate market value of the company’s common stock immediately preceding the ownership change by the applicable long-term tax-exempt rate (which is 4.10% for January 2011), possibly subject to increase based on the built-in gain if any, in the company’s assets at the time of the ownership change. Any unused annual limitation may be carried over to later years. Future U.S. taxable income may not be fully offset by existing Tax Attributes, if such income exceeds the company’s annual limitation. However, based on presently available information and the existence of tax planning strategies, currently the company does not expect to incur a cash tax liability in the near term. The company maintains a full valuation allowance against the realization of all U.S. deferred tax assets as well as certain foreign deferred tax assets in excess of deferred tax liabilities.

8. Properties

Properties comprise the following:

December 31 (millions)	2010	2009
Land	$3.8	$3.9
Buildings	77.1	69.9
Machinery and office equipment	839.7	882.8
Internal-use software	303.9	294.9
Rental equipment	114.5	114.3
Total properties	$1,339.0	$1,365.8

9. Debt

Long-term debt is comprised of the following:

December 31 (millions)	2010	2009
12 3/4% senior secured notes due 2014	$375.0	$385.0
14 1/4% senior secured notes due 2015	246.6	246.6
12 1/2% senior notes due 2016	150.6	150.6
8% senior notes due 2012	68.0	68.0
6 7/8% senior notes	–	64.9
8 1/2% senior notes	–	16.0
Other, net of unamortized discounts	(16.2)	(19.4)
Total	824.0	911.7
Less – current maturities	.8	65.8
Total long-term debt	$823.2	$845.9

Total long-term debt maturities in 2011, 2012, 2013, 2014 and 2015 are $.8 million, $ 68.8 million, $.2 million, $375.0 million and $246.6 million, respectively.

Cash paid during 2010, 2009 and 2008 for interest was $111.9 million, $97.6 million and $86.9 million, respectively. Capitalized interest expense during 2010, 2009 and 2008 was $9.1 million, $7.5 million and $9.0 million, respectively.

On July 31, 2009, the company completed offers to exchange its 6 7/8% senior notes due 2010 (the 2010 Notes), its 8% senior notes due 2012 (the 2012 Notes), its 8 1/2% senior notes due 2015 (the 2015 Notes) and its 12 1/2% senior notes due 2016 (the 2016 Notes) in private placements for new 12 3/4% senior secured notes due 2014 (the First Lien Notes), new 14 1/4% senior secured notes due 2015 (the Second Lien Notes and, together with First Lien Notes, the New Secured Notes), shares of the company’s common stock and cash. On that date, the company issued $385.0 million aggregate principal amount of First Lien Notes, $246.6 million aggregate principal amount of Second Lien Notes and 5.2 million shares of common stock and paid $30.0 million in cash in exchange for $235.1 million aggregate principal amount of 2010 Notes, $332.0 million aggregate principal amount of 2012 Notes, $134.0 million aggregate principal amount of 2015 Notes, and $59.4 million aggregate principal amount of 2016 Notes. The New Secured Notes, which are not registered with the Securities and Exchange Commission, are guaranteed by Unisys Holding Corporation, a wholly owned Delaware corporation that directly or indirectly holds the shares of substantially all of the company’s foreign subsidiaries, and by certain of the company’s other current and future U.S. subsidiaries. The First Lien Notes and Second Lien Notes are secured by first-priority liens and second-priority liens, respectively (in each case, subject to permitted prior liens) on substantially all of the company’s assets, except (i) accounts receivable that are subject to one or more receivables facilities, (ii) real estate located outside the U.S., (iii) cash or cash equivalents securing reimbursement obligations under letters of credit or surety bonds and (iv) certain other excluded assets. In 2009, the company recognized a net gain of $.5 million on the exchange in “Other income (expense), net”.

In December 2010, the company called all $14.2 million outstanding of its 8 1/2% senior notes due October 15, 2015 and recognized a charge of $.7 million in “Other income (expense), net”.

The company and certain international subsidiaries have access to uncommitted lines of credit from various banks.

At December 31, 2010, the company has met all covenants and conditions under its various lending and funding agreements. The company expects to continue to meet these covenants and conditions.

The company’s principal sources of liquidity are cash on hand, cash from operations and its $150 million U.S. trade accounts receivable securitization facility, which is discussed in note 6. The company’s anticipated future cash expenditures include anticipated contributions to its defined benefit pension plans. The company believes that it has adequate sources of liquidity to meet its expected 2011 cash requirements.

10. Other liabilities

Other accrued liabilities (current) are comprised of the following:

December 31 (millions)	2010	2009
Payrolls and commissions	$143.1	$168.3
Accrued vacations	75.0	85.3
Taxes other than income taxes	59.2	50.8
Income taxes	53.9	13.0
Accrued interest	30.9	32.9
Postretirement	28.8	29.6
Liabilities of business held for sale	–	19.8
Other	128.0	166.3
Total other accrued liabilities	$518.9	$566.0

11. Rental expense and commitments

Rental expense, less income from subleases, for 2010, 2009 and 2008 was $100.4 million, $104.5 million and $140.8 million, respectively. Income from subleases, for 2010, 2009 and 2008 was $11.2 million, $14.6 million and $16.4 million, respectively.

Minimum net rental commitments under noncancelable operating leases, including idle leases, outstanding at December 31, 2010, substantially all of which relate to real properties, were as follows: 2011, $70.5 million; 2012, $63.3 million; 2013, $50.0 million; 2014, $41.3 million; 2015, $32.4 million; and $87.3 million thereafter. Such rental commitments have been reduced by minimum sublease rentals of $36.7 million, due in the future under noncancelable subleases. Included in the net rental commitments at December 31, 2010 is $13.6 million related to idle leases.

At December 31, 2010, the company had outstanding standby letters of credit and surety bonds of approximately $268 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material. In addition, at December 31, 2010, the company had deposits and collateral of approximately $108 million in other long-term assets, principally related to collateralized letters of credit, and to tax and labor contingencies in Brazil.

12. Financial instruments and concentration of credit risks

Due to its foreign operations, the company is exposed to the effects of foreign currency exchange rate fluctuations on the U.S. dollar, principally related to intercompany account balances. The company uses derivative financial instruments to reduce its exposure to market risks from changes in foreign currency exchange rates on such balances. The company enters into foreign exchange forward contracts, generally having maturities of one month, which have not been designated as hedging instruments. At December 31, 2010 and 2009, the notional amount of these contracts was $26.2 million and $38.0 million, respectively and the fair value of such contracts was a net gain of $.5 million and a net loss of $.1 million, respectively, of which a gain of $.5 million and $6.4 million, respectively, has been recognized in “Prepaid expenses and other current assets” and a loss of zero and $6.5 million, respectively, has been recognized in “Other accrued liabilities”. Changes in the fair value of these instruments was a gain of $.6 million and a loss of $.3 million, respectively, for years ended December 31, 2010 and 2009, which has been recognized in earnings in “Other income (expense), net” in the company’s consolidated statement of income. The fair value of these forward contracts is based on quoted prices for similar but not identical financial instruments; as such, the inputs are considered Level 2 inputs.

Financial instruments also include temporary cash investments and customer accounts receivable. Temporary investments are placed with creditworthy financial institutions, primarily in money market funds, time deposits and certificate of deposits which may be withdrawn at any time at the discretion of the company without penalty. At December 31, 2010 and 2009, the company’s cash equivalents principally have maturities of less than one month or can be withdrawn at any time at the discretion of the company without penalty. Due to the short maturities of these instruments, they are carried on the consolidated balance sheets at cost plus accrued interest, which approximates market value. Realized gains or losses during 2010, 2009 and 2008, as well as unrealized gains or losses at December 31, 2010 and 2009, were immaterial.

Receivables are due from a large number of customers that are dispersed worldwide across many industries. At December 31, 2010 and 2009, the company had no significant concentrations of credit risk with any one customer. At December 31, 2010 and 2009, the company had approximately $156 million and $176 million, respectively, of receivables due from various U.S. federal governmental agencies. At December 31, 2010 and 2009, the carrying amount of cash and cash equivalents and notes payable approximated fair value; and the carrying amount of long-term debt was less than the fair value, which is based on market prices (Level 2 inputs), of such debt by approximately $140 million and $100 million, respectively.

13. Foreign currency translation

Due to cumulative inflation of approximately 100 percent or more over the last 3-year period, the company’s Venezuelan subsidiary has applied highly inflationary accounting beginning January 1, 2010. For those international subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency, and as such, nonmonetary assets and liabilities are translated at historical exchange rates, and monetary assets and liabilities are translated at current exchange rates. Exchange gains and losses arising from translation are included in other income (expense), net. Effective January 11, 2010, the Venezuelan government devalued the Bolivar Fuerte by 50 percent by resetting the official exchange rate from 2.15 to the U.S. dollar to 4.30 to the U.S. dollar. As a result, the company recorded a foreign exchange loss in the first quarter of 2010 of approximately $20 million. The company has used and continues to use the official exchange rate for translation purposes. At December 31, 2010, the company’s operations in Venezuela had net monetary assets denominated in local currency of approximately $20 million.

During the years ended December 31, 2010, 2009 and 2008, the company recognized foreign exchange transaction (losses) in “Other income (expense), net” in its consolidated statements of income of $(43.4) million, $(12.5) million and $(2.9) million, respectively.

14. Litigation and contingencies

There are various lawsuits, claims, investigations and proceedings that have been brought or asserted against the company, which arise in the ordinary course of business, including actions with respect to commercial and government contracts, labor and employment, employee benefits, environmental matters, intellectual property, and non-income tax and employment compensation in Brazil. The company records a provision for these matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Any provisions are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information and events pertinent to a particular matter.

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

In 2002, the company and the Transportation Security Administration (TSA) entered into a competitively awarded contract providing for the establishment of secure information technology environments in airports. The Civil Division of the Department of Justice, working with the Inspector General’s Office of the Department of Homeland Security, is reviewing issues relating to labor categorization and overtime on the TSA contract. The Civil Division is also reviewing issues relating to cyber intrusion protection under the TSA and follow-on contracts. The company is working cooperatively with TSA and the Civil Division. The company has commenced preliminary settlement discussions with these government agencies regarding labor categorization and overtime. The company cannot now predict the duration or outcome of these discussions.

The company has contracts with the General Services Administration (GSA), known as Multiple Award Schedule Contracts, under which various U.S. governmental agencies can purchase products and services from the company. Auditors from the GSA’s Office of Inspector General have been reviewing the company’s compliance with the disclosure and pricing provisions under two of these contracts, and whether the company has potentially overcharged the government under the contracts. Separately, the company has made voluntary disclosures about these matters to the responsible GSA contracting officers.

The company has been providing pricing and other information to the GSA auditors and is working cooperatively with them. One of these matters is now completed, with the company paying a de minimis amount to the GSA. The audit on the other contract is in its preliminary stages, and the company cannot predict the outcome at this time.

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

Notwithstanding that the ultimate results of the lawsuits, claims, investigations and proceedings that have been brought or asserted against the company are not currently determinable, the company believes that at December 31, 2010, it has adequate provisions for any such matters.

15. Segment information

The company has two business segments: Services and Technology. The products and services of each segment are marketed throughout the world to commercial businesses and governments. Revenue classifications by segment are as follows: Services – systems integration and consulting, outsourcing, infrastructure services and core maintenance; Technology – enterprise-class servers and other technology.

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

Also included in the Technology segment’s sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services engagements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2010, 2009 and 2008, was $7.2 million, $14.8 million and $38.5 million, respectively. The profit on these transactions is eliminated in Corporate.

The company evaluates business segment performance on operating income exclusive of restructuring charges and unusual and nonrecurring items, which are included in Corporate. All corporate and centrally incurred costs are allocated to the business segments, based principally on revenue, employees, square footage or usage.

No single customer accounts for more than 10% of revenue. Revenue from various agencies of the U.S. Government, which is reported in both business segments, was approximately $842 million, $927 million and $864 million in 2010, 2009 and 2008, respectively.

Corporate assets are principally cash and cash equivalents, prepaid postretirement assets and deferred income taxes. The expense or income related to corporate assets is allocated to the business segments. In 2009 and 2008, corporate assets include an offset for interests in accounts receivable that have been recorded as sales, because such receivables are included in the assets of the business segments.

Presented below is a reconciliation of segment operating income to consolidated income (loss) from continuing operations before income taxes:

Year ended December 31 (millions)	2010	2009	2008
Total segment operating income	$376.7	$325.7	$133.2
Interest expense	(101.8)	(95.2)	(85.1)
Other income (expense), net	(51.0)	(16.6)	(14.6)
Cost reduction charges	–	–	(103.1)
Corporate and eliminations	(1.0)	4.3	(28.0)
Total income (loss) from continuing operations before income taxes	$222.9	$218.2	$(97.6)

Customer revenue by classes of similar products or services, by segment, is presented below:

Year ended December 31 (millions)	2010	2009	2008

Services
Systems integration and consulting	$1,223.1	$1,360.0	$1,490.5
Outsourcing	1,531.3	1,592.2	1,728.3
Infrastructure services	472.4	563.9	735.1

Core maintenance	230.6	308.8	371.4
	3,457.4	3,824.9	4,325.3
Technology
Enterprise-class servers	462.5	464.6	515.8
Other technology	99.7	96.2	113.8
	562.2	560.8	629.6
Total	$4,019.6	$4,385.7	$4,954.9

Presented below is a reconciliation of total business segment assets to consolidated assets:

December 31 (millions)	2010	2009	2008
Total segment assets	$1,778.2	$2,001.2	$2,176.4
Cash and cash equivalents	828.3	647.6	544.0
Deferred income taxes	220.3	200.5	107.1
Prepaid postretirement assets	31.2	–	20.7
Elimination for sale of receivables	–	(100.0)	(141.0)
Other corporate assets	162.9	207.6	116.9
Total assets	$3,020.9	$2,956.9	$2,824.1

A summary of the company’s operations by business segment for 2010, 2009 and 2008 is presented below:

(millions)	Total	Corporate	Services	Technology
2010
Customer revenue	$4,019.6		$3,457.4	$562.2
Intersegment		$(116.6)	5.9	110.7
Total revenue	$4,019.6	$(116.6)	$3,463.3	$672.9
Operating income	$375.7	$(1.0)	$231.3	$145.4
Depreciation and amortization	250.6		191.4	59.2
Total assets	3,020.9	1,242.7	1,359.9	418.3
Capital expenditures	203.1	12.0	125.3	65.8

2009
Customer revenue	$4,385.7		$3,824.9	$560.8
Intersegment		$(170.8)	6.9	163.9
Total revenue	$4,385.7	$(170.8)	$3,831.8	$724.7
Operating income	$330.0	$4.3	$235.7	$90.0
Depreciation and amortization	352.5		275.1	77.4
Total assets	2,956.9	955.7	1,529.2	472.0
Capital expenditures	201.3	1.5	141.8	58.0

2008
Customer revenue	$4,954.9		$4,325.3	$629.6
Intersegment		$(232.0)	13.9	218.1
Total revenue	$4,954.9	$(232.0)	$4,339.2	$847.7
Operating income	$2.1	$(131.1)	$98.7	$34.5
Depreciation and amortization	418.0		291.7	126.3
Total assets	2,824.1	647.7	1,696.9	479.5
Capital expenditures	294.5	12.9	201.7	79.9

Geographic information about the company’s revenue, which is principally based on location of the selling organization, properties and outsourcing assets is presented below:

Year ended December 31 (millions)	2010	2009	2008
Revenue
United States	$1,733.1	$2,005.4	$2,139.6
United Kingdom	426.2	469.2	573.3
Other foreign	1,860.3	1,911.1	2,242.0
Total	$4,019.6	$4,385.7	$4,954.9
Properties, net
United States	$142.8	$135.4	$177.5
United Kingdom	23.1	27.0	26.4
Other foreign	53.8	63.3	69.5
Total	$219.7	$225.7	$273.4
Outsourcing assets, net
United States	$69.6	$72.3	$120.6
United Kingdom	31.9	71.5	107.9
Other foreign	60.8	69.9	66.1
Total	$162.3	$213.7	$294.6

16. Employee plans

Stock plans Under stockholder approved stock-based plans, stock options, stock appreciation rights, restricted stock and restricted stock units may be granted to officers, directors and other key employees. At December 31, 2010, 5.5 million shares of unissued common stock of the company were available for granting under these plans.

As of December 31, 2010, the company has granted non-qualified stock options and restricted stock units under these plans. The company recognizes compensation cost net of a forfeiture rate in selling, general and administrative expenses, and recognizes the compensation cost for only those awards expected to vest. The company estimates the forfeiture rate based on its historical experience and its expectations about future forfeitures.

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

The fair value of stock option awards was estimated using the Black-Scholes option pricing model with the following assumptions and weighted-average fair values as follows:

Year Ended December 31	2010	2009	2008
Weighted-average fair value of grant	$17.83	$2.82	$8.52
Risk-free interest rate	1.74%	1.57%	3.63%
Expected volatility	72.20%	58.28%	45.28%
Expected life of options in years	3.63	3.77	3.67
Expected dividend yield	–	–	–

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

During the year ended December 31, 2010, 2009 and 2008, the company recognized $9.4 million, $.7 million and $1.1 million of share-based compensation expense, which is comprised of $3.9 million, $(1.4) million and $.8 million of restricted stock unit (income) expense and $5.5 million, $2.1 million and $.3 million of stock option expense, respectively. In 2009 and 2008, the company reversed $2.4 million and $13.2 million, respectively of previously-accrued compensation expense related to performance-based restricted stock units due to a change in the assessment of the achievability of the performance goals. In addition, during 2009, the company reversed $2.6 million of previously-accrued share-based compensation principally related to employees terminated in prior periods.

A summary of stock option activity for the year ended December 31, 2010 follows (shares in thousands):

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value ($ in millions)
Outstanding at December 31, 2009	3,981	$109.30
Granted	623	34.62
Exercised	(216)	6.50
Forfeited and expired	(1,263)	149.00
Outstanding at December 31, 2010	3,125	85.78	2.19	$ 16.2
Expected to vest at December 31, 2010	1,033	22.01	3.63	$ 8.9
Exercisable at December 31, 2010	2,063	118.61	1.45	$ 7.0

The aggregate intrinsic value represents the total pretax value of the difference between the company’s closing stock price on the last trading day of the period and the exercise price of the options, multiplied by the number of in-the-money stock options that would have been received by the option holders had all option holders exercised their options on December 31, 2010. The intrinsic value of the company’s stock options changes based on the closing price of the company’s stock. The total intrinsic value of options exercised for the years ended December 31, 2010 and 2009 was $5.9 million and zero, respectively. As of December 31, 2010, $6.2 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 2.0 years.

A summary of restricted stock unit activity for the year ended December 31, 2010 follows (shares in thousands):

	Restricted Stock Units	Weighted-Average Grant-Date Fair Value
Outstanding at December 31, 2009	561	$40.42
Granted	225	34.39
Vested	(161)	26.07
Forfeited and expired	(224)	62.68
Outstanding at December 31, 2010	401	29.10

The fair value of restricted stock units is determined based on the trading price of the company’s common shares on the date of grant. The aggregate weighted-average grant-date fair value of restricted stock units granted during the years ended December 31, 2010 and 2009 was $7.7 million and $1.1 million, respectively. As of December 31, 2010, there was $5.6 million of total unrecognized compensation cost related to outstanding restricted stock units granted under the company’s plans. That cost is expected to be recognized over a weighted-average period of 2.0 years. The aggregate weighted-average grant-date fair value of restricted share units vested during the years ended December 31, 2010 and 2009 was $4.2 million and $3.3 million, respectively.

Common stock issued upon exercise of stock options or upon lapse of restrictions on restricted stock units is newly issued shares. Cash received from the exercise of stock options for the years ended December 31, 2010 and 2009 was $1.4 million and zero, respectively. During 2010 and 2009, the company did not recognize any tax benefits from the exercise of stock options or upon issuance of stock upon lapse of restrictions on restricted stock units because of its tax position. Any such tax benefits resulting from tax deductions in excess of the compensation costs recognized are classified as financing cash flows.

Defined contribution and compensation plans U.S. employees are eligible to participate in an employee savings plan. Under this plan, employees may contribute a percentage of their pay for investment in various investment alternatives. Effective January 1, 2011, the company reinstated a company match to the U.S. employee savings plan, which had been suspended effective January 1, 2009. The company will match 50 percent of the first 6 percent of eligible pay contributed by participants to the plan on a before-tax basis (subject to IRS limits). The company expects to fund the match with the company’s common stock. The charge to income related to the company match for the years ended December 31, 2010, 2009 and 2008, was zero, zero and $47.5 million, respectively.

The company has defined contribution plans in certain locations outside the United States. The charge to income related to these plans was $28.7 million, $26.4 million and $25.0 million, for the years ended December 31, 2010, 2009 and 2008, respectively. For plans outside the United States, company contributions are made in cash.

The company has non-qualified compensation plans, which allow certain highly compensated employees and directors to defer the receipt of a portion of their salary, bonus and fees. Participants can earn a return on their deferred balance that is based on hypothetical investments in various investment vehicles. Changes in the market value of these investments are reflected as an adjustment to the liability with an offset to expense. As of December 31, 2010 and 2009, the liability to the participants of these plans was $12.5 million and $12.7 million, respectively. These amounts reflect the accumulated participant deferrals and earnings thereon as of that date. The company makes no contributions to the deferred compensation plans and remains contingently liable to the participants.

Retirement benefits In 2006, the company adopted changes to its U.S. defined benefit pension plans effective December 31, 2006. The changes included ending the accrual of future benefits in the company’s defined benefit pension plans for employees effective December 31, 2006. No new entrants to the plans are allowed after that date. In 2008, the company adopted changes to certain of its U.K. defined benefit pension plans whereby effective June 30, 2008 all future accruals of benefits under the plans ceased.

Retirement plans’ funded status and amounts recognized in the company’s consolidated balance sheets at December 31, 2010 and 2009, follow:

	U.S. Plans		International Plans
December 31 (millions)	2010	2009	2010	2009

Change in projected benefit obligation

Benefit obligation at beginning of year	$4,707.6	$4,450.3	$2,523.5	$1,810.9

Service cost	–	–	14.5	11.9

Interest cost	276.4	285.0	119.7	113.2

Plan participants’ contributions	–	–	3.9	4.2

Plan amendments	–	–	–	(.4)

Actuarial loss (gain)	221.4	308.7	(18.7)	501.1

Benefits paid	(342.8)	(336.4)	(92.8)	(89.7)

Foreign currency translation adjustments	–	–	(99.5)	172.3

Benefit obligation at end of year	$4,862.6	$4,707.6	$2,450.6	$2,523.5

Change in plan assets

Fair value of plan assets at beginning of year	$3,740.6	$3,296.7	$1,985.4	$1,632.9

Actual return on plan assets	495.1	773.2	171.3	219.9

Employer contribution	7.0	7.1	74.5	86.9

Plan participants’ contributions	–	–	3.9	4.2

Benefits paid	(342.8)	(336.4)	(92.8)	(89.7)

Foreign currency translation adjustments	–	–	(76.3)	131.2

Fair value of plan assets at end of year	$3,899.9	$3,740.6	$2,066.0	$1,985.4

Funded status at end of year	$(962.7)	$(967.0)	$(384.6)	$(538.1)

Amounts recognized in the consolidated balance sheets consist of:

Prepaid postretirement assets	$–	$–	$30.4	$–

Other accrued liabilities	(7.3)	(7.4)	(.2)	–

Long-term postretirement liabilities	(955.4)	(959.6)	(414.8)	(538.1)

Total funded status	$(962.7)	$(967.0)	$(384.6)	$(538.1)

Accumulated other comprehensive loss, net of tax

Net loss	$2,275.1	$2,238.1	$584.0	$677.2

Prior service cost (credit)	$3.5	$4.2	$(1.4)	$(1.4)

Accumulated benefit obligation	$4,862.6	$4,707.6	$2,358.9	$2,440.9

Information for defined benefit retirement plans with an accumulated benefit obligation in excess of plan assets at December 31, 2010 and 2009, follows:

December 31 (millions)	2010	2009
Accumulated benefit obligation	$6,516.5	$7,137.0

Fair value of plan assets	5,180.5	5,714.5

Information for defined benefit retirement plans with a projected benefit obligation in excess of plan assets at December 31, 2010 and 2009, follows:

December 31 (millions)	2010	2009
Projected benefit obligation	$6,891.2	$7,219.6

Fair value of plan assets	5,513.4	5,714.5

Net periodic pension (income) cost for 2010, 2009 and 2008 includes the following components:

	U.S. Plans			International Plans
Year ended December 31 (millions)	2010	2009	2008	2010	2009	2008

Service cost	$–	$–	$–	$14.5	$11.9	$22.9

Interest cost	276.4	285.0	283.9	119.7	113.2	130.9

Expected return on plan assets	(365.0)	(384.7)	(407.3)	(129.5)	(128.2)	(154.5)

Amortization of prior service cost	.7	.7	.7	–	–	.2

Recognized net actuarial loss	54.3	74.3	57.4	26.0	4.2	13.1

Settlement/curtailment loss	–	–	–	–	–	1.4
Net periodic pension (income) cost	$(33.6)	$(24.7)	$(65.3)	$30.7	$1.1	$14.0

Weighted-average assumptions used to determine net periodic pension cost for the years ended December 31 were as follows:

Discount rate	6.11%	6.75%	6.38%	5.30%	6.42%	5.86%

Rate of compensation increase	N/A	N/A	N/A	3.04%	2.88%	3.29%

Expected long-term rate of return on assets*	8.75%	8.75%	8.75%	6.63%	6.57%	7.28%

* For 2011, the company has assumed that the expected long-term rate of return on plan assets for its U.S. defined benefit pension plan will be 8.75%.

Weighted-average assumptions used to determine benefit obligations at December 31 were as follows:

Discount rate	5.68%	6.11%	6.75%	5.32%	5.30%	6.42%

Rate of compensation increase	N/A	N/A	N/A	2.93%	3.04%	2.88%

The expected pretax amortization in 2011 of net periodic pension cost is as follows: net loss, $104.0 million; and prior service cost, $.6 million.

The company’s investment policy targets and ranges for each asset category are as follows:

	U.S.		Int’l.
Asset Category	Target	Range	Target	Range

Equity securities	68%	65-71%	42%	37-47%

Debt securities	26%	23-29%	55%	47-61%

Real estate	6%	3-9%	1%	0-3%

Cash	0%	0-5%	1%	0-3%

Other	0%	0%	1%	0-3%

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

In 2011, the company expects to make cash contributions of approximately $115 million to its worldwide defined benefit pension plans (principally international plans). In accordance with regulations governing contributions to U.S. defined benefit pension plans, the company is not required to make cash contributions to its U.S. qualified defined benefit pension plan in 2011.

As of December 31, 2010, the following benefit payments, which reflect expected future service where applicable, are expected to be paid from the defined benefit pension plans:

Year ending December 31 (millions)	U.S.	Int’l.

2011	$351.8	$92.6

2012	354.3	101.4

2013	356.0	109.3

2014	357.7	115.5

2015	358.9	119.8

2016 - 2020	1,802.2	710.0

Other postretirement benefits A reconciliation of the benefit obligation, fair value of the plan assets and the funded status of the postretirement benefit plan at December 31, 2010 and 2009, follows:

December 31 (millions)	2010	2009

Change in accumulated benefit obligation

Benefit obligation at beginning of year	$174.3	$184.6

Service cost	.4	.1

Interest cost	10.7	11.5

Plan participants’ contributions	5.6	6.1

Amendments	1.5	–

Actuarial loss (gain)	3.9	(.7)

Federal drug subsidy	2.0	2.1

Benefits paid	(29.9)	(29.4)

Benefit obligation at end of year	$168.5	$174.3

Change in plan assets

Fair value of plan assets at beginning of year	$9.1	$9.7

Actual return on plan assets	.3	–

Employer contributions	23.9	22.7

Plan participants’ contributions	5.6	6.1

Benefits paid	(29.9)	(29.4)

Fair value of plan assets at end of year	$9.0	$9.1

Funded status at end of year	$(159.5)	$(165.2)

Amounts recognized in the consolidated balance sheets consist of:

Prepaid postretirement assets	$.8	$–

Other accrued liabilities	(21.3)	(22.2)

Long-term postretirement liabilities	(139.0)	(143.0)

Total funded status	$(159.5)	$(165.2)

Accumulated other comprehensive loss, net of tax

Net loss	$35.3	$34.9
Prior service cost	8.4	8.3

Net periodic postretirement benefit cost for 2010, 2009 and 2008, follows:

Year ended December 31 (millions)	2010	2009	2008

Service cost	$.4	$.1	$.5

Interest cost	10.7	11.5	12.5

Expected return on assets	(.5)	(.5)	(.5)

Amortization of prior service cost	1.4	1.5	1.9

Recognized net actuarial loss	3.7	2.9	3.9

Net periodic benefit cost	$15.7	$15.5	$18.3

Weighted-average assumptions used to determine net periodic postretirement benefit cost for the years ended December 31 were as follows:

Discount rate	6.62%	7.02%	6.58%

Expected return on plan assets	6.75%	6.75%	6.75%

Weighted-average assumptions used to determine benefit obligation at December 31 were as follows:
Discount rate	6.42%	6.62%	7.02%

The expected pretax amortization in 2011 of net periodic postretirement benefit cost is as follows: net loss, $3.9 million; and prior service cost, $1.8 million.

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

In 2011, the company expects to contribute approximately $22 million to its postretirement benefit plan.

Assumed health care cost trend rates at December 31	2010	2009

Health care cost trend rate assumed for next year	8.1%	7.9%

Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%

Year that the rate reaches the ultimate trend rate	2017	2014

A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions of dollars):

	1-Percentage- Point Increase	1-Percentage- Point Decrease

Effect on service and interest cost	$.2	$(.5)

Effect on postretirement benefit obligation	8.4	(2.7)

As of December 31, 2010, the following benefits are expected to be paid to or from the company’s postretirement plan:
Year ending December 31 (millions)	Gross Medicare Part D Receipts	Gross Expected Payments

2011	$2.3	$26.8

2012	2.2	25.0

2013	2.1	24.5

2014	2.0	23.6

2015	1.8	23.1

2016 - 2020	3.7	65.3

The following provides a description of the valuation methodologies and the levels of inputs used to measure fair value, and the general classification of investments in the company’s U.S. and international defined benefit pension plans, and the company’s other postretirement benefit plan.

Level 1 – These investments include cash, common stocks, real estate investment trusts, exchange traded funds, and U.S. and U.K. government securities. These investments are valued using quoted prices in an active market. Payables and receivables are also included as Level 1 investments and are valued at face value.

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

The following table sets forth by level, within the fair value hierarchy, the plans’ assets (liabilities) at fair value at December 31, 2010.

	U.S. Plans				International Plans
December 31, 2010 (millions)	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Pension plans
Equity Securities
Common Stocks	$1,949.2	$1,949.2			$122.2	$122.2
Commingled Funds	621.1		$621.1		792.8		$792.8
Debt Securities
U.S. and U.K. Govt. Securities	126.2	126.2			97.7	97.7
Other Fixed Income	791.6		791.6		308.8		308.8
Insurance Contracts	70.3			$70.3	152.6			$152.6
Commingled Funds					440.8		440.8
Real Estate
Real Estate Investment Trusts	139.0	139.0			.5	.5
Real Estate	32.1			32.1	28.1			28.1
Other
Derivatives	(5.8)		(5.8)		(2.5)		(2.5)
Private Equity	56.9			56.9
Commingled Funds	84.1		84.1		60.6		51.4	9.2
Pooled Funds	145.9		145.9		1.3		1.3
Cash	.1	.1			58.5	58.5
Receivables	94.2	94.2			4.6	4.6
Payables	(205.0)	(205.0)
Total	$3,899.9	$2,103.7	$1,636.9	$159.3	$2,066.0	$283.5	$1,592.6	$189.9
Other postretirement plans
Insurance Contracts	$7.4			$7.4
Exchange Traded Fund – Bond	1.3	$1.3
Pooled Funds	.3		$.3
Total	$9.0	$1.3	$.3	$7.4

The following table sets forth by level, within the fair value hierarchy, the plans’ assets (liabilities) at fair value at December 31, 2009.

	U.S. Plans				International Plans
December 31, 2009 (millions)	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Pension plans
Equity Securities
Common Stocks	$1,883.1	$1,883.1			$126.4	$126.4
Commingled Funds	635.9		$635.9		707.6		$707.6
Debt Securities
U.S. and U.K. Govt. Securities	65.9	65.9			95.9	95.9
Other Fixed Income	746.1		746.1		161.6		161.6
Insurance Contracts	64.8			$64.8	167.4			$167.4
Commingled Funds					560.2		560.2
Real Estate
Real Estate Investment Trusts	75.1	75.1			4.4	.3	4.1
Real Estate	54.2			54.2	27.3			27.3
Other
Derivatives	12.3		11.8	.5	23.0		23.0
Private Equity	69.4			69.4
Commingled Funds	66.8		66.8		69.5		46.9	22.6
Pooled Funds	133.7		133.7		1.7		1.7
Cash	1.0	1.0			40.4	40.4
Receivables	27.2	27.2
Payables	(94.9)	(94.9)
Total	$3,740.6	$1,957.4	$1,594.3	$188.9	$1,985.4	$263.0	$1,505.1	$217.3
Other postretirement plans
Insurance Contracts	$7.5			$7.5
Pooled Funds	1.6		$1.6
Total	$9.1		$1.6	$7.5

The following table sets forth a summary of changes in the fair value of the plans’ Level 3 assets for the year ended December 31, 2010.

(millions)	January 1, 2010	Realized gains (losses)	Purchases or acquisitions	Sales or dispositions	Currency and unrealized gains (losses) relating to instruments still held at December 31, 2010	December 31, 2010
U.S. plans
Pension plan
Real Estate	$54.2	$3.8		$(21.9)	$(4.0)	$32.1
Private Equity	69.4	6.8	$.8	(20.7)	.6	56.9
Insurance Contracts	64.8	–	–	–	5.5	70.3
Derivatives	.5	–	–	(.5)	–	–
Total	$188.9	$10.6	$.8	$(43.1)	$2.1	$159.3

Other postretirement plans
Insurance Contracts	$7.5	$.2	$.4	$(.7)		$7.4

International pension plans
Insurance Contracts	$167.4		$5.8	$(12.6)	$(8.0)	$152.6
Real Estate	27.3		–	–	.8	28.1
Commingled Funds	22.6	$.8	1.0	(15.1)	(.1)	9.2

Total	$217.3	$.8	$6.8	$(27.7)	$(7.3)	$189.9

The following table sets forth a summary of changes in the fair value of the plans’ Level 3 assets for the year ended December 31, 2009.

(millions)	January 1, 2009	Realized gains (losses)	Purchases, sales, issuances and settlements, net,	Currency and unrealized gains (losses) relating to instruments still held at December 31, 2009	December 31, 2009
U.S. plans
Pension plan
Real Estate	$89.4	$1.5	$(4.0)	$(32.7)	$54.2
Private Equity	84.5	(11.6)	(4.0)	.5	69.4
Insurance Contracts	50.1	(.6)	6.1	9.2	64.8
Other Fixed Income	.6	.9	(1.5)		–
Derivatives	–		.5		.5
Total	$224.6	$(9.8)	$(2.9)	$(23.0)	$188.9

Other postretirement plans
Insurance Contracts	$6.8	$(.1)	$.8		$7.5

International pension plans
Insurance Contracts	$159.8	$7.5	$(5.0)	$5.1	$167.4
Real Estate	28.7	(4.4)	2.1	.9	27.3
Commingled Funds	21.6	.3		.7	22.6

Total	$210.1	$3.4	$(2.9)	$6.7	$217.3

17. Stockholders’ equity

The company has 72 million authorized shares of common stock, par value $.01 per share, and 40 million shares of authorized preferred stock, par value $1 per share, issuable in series.

At December 31, 2010, 10.2 million shares of unissued common stock of the company were reserved for stock-based incentive plans.

Comprehensive income (loss) for the three years ended December 31, 2010, includes the following components:

Year ended December 31 (millions)	2010	2009	2008
Consolidated net income (loss)	$241.3	$193.0	$(117.7)

Other comprehensive income (loss)
Foreign currency translation adjustments	31.9	78.1	(121.0)
Foreign currency translation reclassification adjustment	(7.7)	–	–
Postretirement adjustments, net of tax of $22.1, $(94.0) and $(8.8)	62.7	(212.7)	(1,627.4)

Total other comprehensive income (loss)	86.9	(134.6)	(1,748.4)

Consolidated comprehensive income (loss)	328.2	58.4	(1,866.1)
Comprehensive income (loss) attributable to noncontrolling interests	6.9	(22.0)	5.7

Comprehensive income (loss) attributable to Unisys Corporation	$321.3	$80.4	$(1,871.8)

Comprehensive income (loss) attributable to Unisys Corporation for 2009 and 2008 has been corrected in 2010 to exclude amounts attributable to noncontrolling interests.

Accumulated other comprehensive income (loss) as of December 31, 2010, 2009 and 2008, is as follows:

(millions)	Total	Translation Adjustments	Postretirement Plans
Balance at December 31, 2007	$(1,162.9)	$(595.3)	$(567.6)
Change during period	(1,741.7)	(106.2)	(1,635.5)

Balance at December 31, 2008	(2,904.6)	(701.5)	(2,203.1)
Change during period	(108.9)	71.6	(180.5)

Balance at December 31, 2009	(3,013.5)	(629.9)	(2,383.6)
Change during period	85.2	25.7	59.5

Balance at December 31, 2010	$(2,928.3)	$(604.2)	$(2,324.1)

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

KPMG LLP, an independent registered public accounting firm, has audited the company’s financial statements. Its accompanying report is based on an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Unisys Corporation:

We have audited the accompanying consolidated balance sheets of Unisys Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2010. We also have audited Unisys Corporation’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Unisys Corporation’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unisys Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Unisys Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/    KPMG LLP

Philadelphia, Pennsylvania

February 22, 2011

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that the company maintained effective internal control over financial reporting as of December 31, 2010, based on the specified criteria.

KPMG LLP, an independent registered public accounting firm, has audited the company’s internal control over financial reporting as of December 31, 2010, as stated in their report that appears on the preceding page.

J. Edward Coleman	Janet Brutschea Haugen
Chairman of the Board and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

Unisys Corporation

Supplemental Financial Data (Unaudited)

Quarterly financial information

(millions, except per share data)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year

2010

Revenue		$977.4	$1,037.0	$960.6	$1,044.6	$4,019.6

Gross profit		235.2	288.0	237.4	311.1	1,071.7

Income (loss) from continuing operations before income taxes		(4.9)	73.7	50.9	103.2	222.9

Income from discontinued operations		5.7	61.0	6.5	4.0	77.2

Net income (loss) attributable to Unisys Corporation		(11.6)	120.2	28.3	99.2	236.1

Earnings (loss) per share attributable to Unisys Corporation

Basic	– continuing operations	(.40)	1.39	.51	2.24	3.74

	– discontinued operations	.13	1.43	.15	.09	1.81

	– Total	(.27)	2.82	.66	2.33	5.55

Diluted	– continuing operations	(.40)	1.36	.50	2.20	3.67

	– discontinued operations	.13	1.41	.15	.09	1.78

	– Total	(.27)	2.77	.65	2.29	5.45

Market price per share	– high	40.40	39.23	28.89	31.70	40.40

	– low	28.68	18.43	17.04	21.32	17.04

2009

Revenue		$1,043.8	$1,076.9	$1,106.4	$1,158.6	$4,385.7

Gross profit		213.2	261.9	297.8	340.1	1,113.0

Income (loss) from continuing operations before income taxes		(13.3)	50.7	82.8	98.0	218.2

Income from discontinued operations		4.1	3.5	8.7	.8	17.1

Net income (loss) attributable to Unisys Corporation		(24.4)	38.1	61.1	114.5	189.3

Earnings (loss) per share attributable to Unisys Corporation

Basic	– continuing operations	(.77)	.94	1.30	2.69	4.38

	– discontinued operations	.11	.09	.21	.02	.44

	– Total	(.66)	1.03	1.51	2.71	4.82

Diluted	– continuing operations	(.77)	.93	1.27	2.62	4.32

	– discontinued operations	.11	.09	.21	.02	.43

	– Total	(.66)	1.02	1.48	2.64	4.75

Market price per share	– high	13.70	16.40	31.70	40.05	40.05

	– low	2.80	5.00	14.10	23.92	2.80

The individual quarterly per-share amounts may not total to the per-share amount for the full year because of accounting rules governing the computation of earnings per share.

Market prices per share are as quoted on the New York Stock Exchange composite listing.

Five-year summary of selected financial data

(dollars in millions, except per share data)	2010	2009	2008(1)	2007(1)	2006(1)
Results of operations

Revenue	$4,019.6	$4,385.7	$4,954.9	$5,372.7	$5,492.2

Operating income (loss)	375.7	330.0	2.1	67.4	(314.9)

Income (loss) from continuing operations before income taxes	222.9	218.2	(97.6)	14.8	(228.9)

Net (income) loss attributable to noncontrolling interests	(5.2)	(3.7)	(12.4)	(25.8)	(8.7)

Net income (loss) attributable to Unisys Corporation	236.1	189.3	(130.1)	(79.1)	(278.7)

Earnings (loss) per share from continuing operations

Basic	3.74	4.38	(4.20)	(2.50)	(7.73)

Diluted	3.67	4.32	(4.20)	(2.50)	(7.73)

Financial position

Total assets	$3,020.9	$2,956.9	$2,824.1	$4,137.1	$4,037.9

Long-term debt	823.2	845.9	1,059.1	1,058.3	1,049.1

Stockholders’ equity (deficit)	(933.8)	(1,271.7)	(1,423.8)	404.1	(47.3)

Other data

Capital additions of properties	$64.1	$45.9	$76.9	$77.5	$70.1

Capital additions of outsourcing assets	83.2	97.8	133.1	137.5	81.0

Investment in marketable software	55.8	57.6	84.5	94.0	105.4

Depreciation and amortization

Properties	75.8	96.9	105.7	115.1	120.5

Outsourcing assets	111.9	151.0	162.6	143.8	135.1

Amortization of marketable software	62.9	104.6	149.7	121.6	132.9

Common shares outstanding (millions)	42.6	42.3	37.0	35.4	34.5

Stockholders of record (thousands)	19.1	19.9	20.6	20.7	22.9

Employees (thousands)	22.9	25.6	29.0	30.0	31.5

(1)	Includes pretax cost-reduction and other charges of $103.1 million, $116.8 million and $330.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.