Form 10-K, Exhibit 13
period 2011-12-31
UNISYS CORP
filed 2012-02-24
CIK 746838

Exhibit 13

Unisys Corporation

2011 Annual Report

Unisys Corporation

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

Overview

In 2011, the company continued to implement its ongoing program to tighten its strategic focus, strengthen its solutions portfolio, increase the cost efficiency of services operations, and reduce debt and interest expense.

The company’s financial results in 2011 were impacted by charges related to debt reduction actions taken during the year as well as an increase in retirement-related expense. Also impacting the company’s 2011 results was a $191 million, or 23%, revenue decline in the company’s U.S. Federal government business, reflecting ongoing challenges in that market and the ending of the company’s contract with the U.S. Transportation Security Administration (TSA) in November 2010.

The company reported 2011 net income from continuing operations attributable to common shareholders of $120.5 million, or $2.71 per diluted share. The results included pretax debt-reduction charges of $85.2 million, $34.3 million in pretax pension expense, $12.5 million in U.S. 401(k) expense and $17.2 million of pretax foreign exchange gains. In 2010, the company reported net income from continuing operations of $158.9 million, or $3.67 per diluted share, which included $2.1 million of pretax debt-reduction charges, $2.9 million of pretax pension income and pretax foreign exchange losses of $43.4 million.

Revenue for 2011 declined 4% to $3.85 billion compared with $4.02 billion in 2010. The decline in the U.S. Federal government business contributed approximately 5 percentage points to the rate of decline in revenue in 2011. The company’s contract with TSA had provided approximately $117 million and $150 million of revenue in 2010 and 2009, respectively.

During 2011, the company took actions that reduced its debt by an aggregate of $464 million, or 56%. On February 28, 2011, the company sold approximately 2.6 million shares of 6.25% mandatory convertible preferred stock for net proceeds of approximately $250 million. On March 30, 2011, the company used the net proceeds from the sale of the mandatory convertible preferred stock to redeem an aggregate principal amount of $211.0 million of its senior secured notes due 2014 and 2015. On April 11, 2011, the company completed a cash tender offer and purchased an aggregate principal amount of $178.9 million of its senior secured notes due 2014 and 2015. On November 21, 2011, the company purchased in the open market $20.0 million of its 12  3/4% senior secured notes due 2014. On November 25, 2011, the company redeemed all of the remaining $65.9 million of its 8% senior notes due 2012.

Year-end 2011 debt was $360 million and cash was $715 million. The annualized interest expense attributable to the debt retired during 2011 is approximately $61 million. The annualized dividend on the mandatory convertible preferred stock is approximately $16.2 million until mandatory conversion in March 2014.

On February 1, 2012, the company called for redemption all of the remaining $25.5 million of its 14 1/4% senior secured notes due 2015 and $40.0 million of its 12.5% senior notes due 2016. The notes will be redeemed on March 2, 2012 and the company expects to recognize a charge of approximately $7 million in “Other income (expense), net” in the first quarter of 2012 in connection with the redemptions.

Results of operations

Company results

Revenue for 2011 was $3.85 billion compared with 2010 revenue of $4.02 billion, a decrease of 4%. Foreign currency had a 3-percentage-point positive impact on revenue in 2011 compared with 2010. The decline in revenue from the company’s U.S. Federal business contributed approximately 5 percentage points to the rate of decline in revenue in 2011.

Services revenue in 2011 decreased by 3%. The decline in revenue from the company’s U.S. Federal business contributed approximately 6 percentage points to the rate of decline in services revenue in 2011. Technology revenue in 2011 decreased by 11% compared with 2010.

Revenue for 2010 was $4.02 billion compared with 2009 revenue of $4.39 billion, a decrease of 8%. Approximately 2 percentage points of the revenue decline was due to the divestiture of the company’s U.S. specialized technology check sorter equipment and related U.S. maintenance business. Foreign currency had a 1-percentage-point positive impact on revenue in 2010 compared with 2009.

Revenue from international operations in 2011, 2010 and 2009 was $2.27 billion, $2.29 billion and $2.38 billion, respectively. Foreign currency had a 6-percentage-point positive impact on international revenue in 2011 compared with 2010, and a 2-percentage-point positive impact in 2010 compared with 2009. Revenue from U.S. operations was $1.58 billion in 2011, $1.73 billion in 2010 and $2.01 billion in 2009. In 2011, the company’s U.S. revenue declined 9%. The $191 million, or 23%, decline in revenue from the company’s U.S. Federal business contributed approximately 13 percentage points to the rate of decline in U.S. revenue in 2011.

Gross profit percent was 25.6% in 2011, 26.7% in 2010 and 25.4% in 2009. The decrease in gross profit percent in 2011 compared with 2010 principally reflects lower revenue and margin in the company’s U.S. Federal business. The increase in gross profit percent in 2010 compared with 2009 principally reflects a stronger mix of high-end enterprise server sales as well as the benefits derived from improved cost efficiencies in services delivery.

Selling, general and administrative expenses were $586.3 million in 2011 (15.2% of revenue), $617.1 million in 2010 (15.4% of revenue) and $681.1 million in 2009 (15.5% of revenue). The decline in selling, general and administrative expenses reflects the company’s continued focus on cost reduction.

Research and development (R&D) expenses in 2011 were $76.1 million compared with $78.9 million in 2010 and $101.9 million in 2009. The decrease in R&D expense in 2010 compared with 2009 principally reflects changes in the company’s development model as the company has focused its investments on operating system software development while leveraging commodity components and offshore resources.

In 2011, the company reported an operating profit of $324.6 million compared with $375.7 million in 2010 and $330.0 million in 2009.

Pension expense for 2011 was $34.3 million compared with pension income of $2.9 million in 2010 and pension income of $23.6 million in 2009. For 2012, the company expects to recognize pension expense of approximately $102 million. The change in 2012 from 2011 is principally due to a lower discount rate and a lower expected return on plan assets in the company’s U.S. qualified defined benefit pension plan. The company records pension income or expense, as well as other employee-related costs such as payroll taxes and medical insurance costs, in operating income in the following income statement categories: cost of revenue; selling, general and administrative expenses; and research and development expenses. The amount allocated to each category is based on where the salaries of active employees are charged.

Effective January 1, 2011, the company reinstated a company match to its U.S. 401(k) Savings Plan, which had been suspended effective January 1, 2009. The company matches 50 percent of the first 6 percent of eligible pay contributed by participants to the plan on a before-tax basis (subject to IRS limits). The company is currently funding and expects to continue to fund the match with the company’s common stock. The charge to income related to the company match for the year ended December 31, 2011 was $12.5 million compared with zero in 2010 and 2009.

During 2011, the company recorded a charge of $13.5 million ($6.4 million in cost of revenue and $7.1 million in other income/expense) related to the loss of an old non-income tax case concerning the company’s former Brazilian manufacturing operations. During 2011, the company also recorded $14.3 million income in other income/expense related to a favorable resolution of a Brazilian non-income tax case concerning tax on other income. During 2009, the company recorded a benefit of $11.2 million (a $5.4 million benefit in other income, a $6.1 million benefit in cost of revenue and an expense of $.3 million in selling, general and administrative expense related to legal fees) related to a 2009 change in Brazilian law involving a gross receipts tax.

Interest expense was $63.1 million in 2011, $101.8 million in 2010 and $95.2 million in 2009. The decline in 2011 from 2010 reflects the debt reductions discussed herein.

Other income (expense), net was expense of $55.5 million in 2011, compared with expense of $51.0 million in 2010 and expense of $16.6 million in 2009. Included in 2011 were charges of $85.2 million related to the debt redemptions discussed herein offset in part by income of $7.2 million related to the Brazilian matters discussed above, foreign exchange gains of $17.2 million and interest income of $15.4 million. Included in 2010 were foreign exchange losses of $43.4 million (including $19.9 million related to the Venezuelan devaluation, discussed below) and interest income of $8.3 million. Included in 2009 was income of $5.4 million related to the Brazilian law change discussed above and foreign exchange losses of $12.5 million.

Income from continuing operations before income taxes in 2011 was $206.0 million compared with income of $222.9 million in 2010 and income of $218.2 million in 2009.

The provision for income taxes in 2011, 2010 and 2009 was $64.8 million, $58.8 million and $42.3 million, respectively. The 2011, 2010 and 2009 income tax provisions include benefits due to changes in judgment about the company’s ability to realize deferred tax assets in future years resulting in a net decrease in valuation allowances of $15.2 million, $13.2 million and $28.7 million, respectively. The 2011 income tax provision includes a benefit of $28.3 million related to the settlement of two European tax matters, as well as a provision of $8.4 million due to a reduction in the UK income tax rate (see Note 7 of the Notes to Consolidated Financial Statements). The 2011 and 2009 income tax provision includes benefits of $4.2 million and $11.1 million, respectively, related to provisions in the Housing and Economic Recovery Act of 2008 permitting certain research and alternative minimum tax (AMT) credit carryforwards to be refundable and 2009 includes a tax benefit of $7.7 million related to prior year tax adjustments.

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

The realization of the company’s net deferred tax assets as of December 31, 2011 is primarily dependent on forecasted future taxable income within certain foreign jurisdictions. Any reduction in estimated forecasted future taxable income may require the company to record an additional valuation allowance against the remaining deferred tax assets. Any increase or decrease in the valuation allowance would result in additional or lower income tax expense in such period and could have a significant impact on that period’s earnings.

Net income from continuing operations attributable to Unisys Corporation for 2011 was income of $120.5 million, or $2.71 per diluted common share, compared with income of $158.9 million, or $3.67 per diluted common share, in 2010 and income of $172.2 million, or income of $4.32 per diluted common share, in 2009.

In 2010, the company sold its health information management (HIM) and its Unisys Insurance Services Limited (UISL) businesses and retroactively reclassified its financial statements to report these businesses as discontinued operations. Income from discontinued operations for 2011 was zero compared with income of $77.2 million, or $1.78 per diluted common share, in 2010 and income of $17.1 million, or $.43 per diluted common share, in 2009. See Note 3 of the Notes to Consolidated Financial Statements.

Due to cumulative inflation of approximately 100 percent or more over the last 3-year period, the company’s Venezuelan subsidiary has applied highly inflationary accounting beginning January 1, 2010. For those international subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency, and as such, nonmonetary assets and liabilities are translated at historical exchange rates, and monetary assets and liabilities are translated at current exchange rates. Exchange gains and losses arising from translation are included in other income (expense), net. Effective January 11, 2010, the Venezuelan government devalued the Bolivar Fuerte by 50 percent by resetting the official exchange rate from 2.15 to the U.S. dollar to 4.30 to the U.S. dollar. As a result, the company recorded a foreign exchange loss in the first quarter of 2010 of approximately $20 million. The company has used and continues to use the official exchange rate for translation purposes. At December 31, 2011, the company’s operations in Venezuela had net monetary assets denominated in local currency of approximately $19 million.

Segment results

The company has two business segments: Services and Technology. The products and services of each segment are marketed throughout the world to commercial businesses and governments. Revenue classifications by segment are as follows: Services – systems integration and consulting, outsourcing, infrastructure services and core maintenance; Technology – enterprise-class software and servers and other technology.

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

Also included in the Technology segment’s sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services engagements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2011, 2010 and 2009, was $8.2 million, $7.2 million and $14.8 million, respectively. The profit on these transactions is eliminated in Corporate.

The company evaluates business segment performance on operating income exclusive of restructuring charges and unusual and nonrecurring items, which are included in Corporate. Effective January 1, 2011, the company changed the measurement of segment performance that it evaluates to exclude pension income or expense. Prior periods have been reclassified to conform to the 2011 presentation. All corporate and centrally incurred costs are allocated to the business segments, based principally on revenue, employees, square footage or usage. See Note 15 of the Notes to Consolidated Financial Statements.

Information by business segment for 2011, 2010 and 2009 is presented below:

(millions of dollars)	Total	Eliminations	Services	Technology

2011

Customer revenue	$3,853.8		$3,354.6	$499.2

Intersegment		$(102.6)	6.3	96.3
Total revenue	$3,853.8	$(102.6)	$3,360.9	$595.5
Gross profit percent	25.6%		20.0%	56.9%

Operating income percent	8.4%		6.9%	21.5%

2010

Customer revenue	$4,019.6		$3,457.4	$562.2

Intersegment		$(116.6)	5.9	110.7
Total revenue	$4,019.6	$(116.6)	$3,463.3	$672.9
Gross profit percent	26.7%		20.1%	55.0%

Operating income percent	9.3%		6.7%	21.1%

2009

Customer revenue	$4,385.7		$3,824.9	$560.8

Intersegment		$(170.8)	6.9	163.9
Total revenue	$4,385.7	$(170.8)	$3,831.8	$724.7
Gross profit percent	25.4%		18.6%	49.5%

Operating income percent	7.5%		5.6%	12.1%

Gross profit percent and operating income percent are as a percent of total revenue.

Customer revenue by classes of similar products or services, by segment, for 2011, 2010 and 2009 is presented below:

Year ended December 31 (millions)	2011	2010	Percent Change	2009	Percent Change

Services

Systems integration and consulting	$1,164.7	$1,223.1	(4.8)%	$1,360.0	(10.1)%

Outsourcing	1,487.2	1,531.3	(2.9)%	1,592.2	(3.8)%

Infrastructure services	487.0	472.4	3.1%	563.9	(16.2)%

Core maintenance	215.7	230.6	(6.5)%	308.8	(25.3)%
	3,354.6	3,457.4	(3.0)%	3,824.9	(9.6)%

Technology

Enterprise-class software and servers	443.9	462.5	(4.0)%	464.6	(.5)%

Other technology	55.3	99.7	(44.5)%	96.2	3.6%
	499.2	562.2	(11.2)%	560.8	.2%
Total	$3,853.8	$4,019.6	(4.1)%	$4,385.7	(8.3)%

In the Services segment, customer revenue was $3.35 billion in 2011, $3.46 billion in 2010 and $3.82 billion in 2009. Foreign currency had about a 3-percentage-point positive impact on Services revenue in 2011 compared with 2010, and a 1-percentage-point positive impact in 2010 compared with 2009. The decline in revenue from the company’s U.S. Federal business contributed approximately 6 percentage points to the rate of decline in services revenue in 2011. Approximately 2 percentage points of the decline in 2010 compared with 2009 were due to divestitures of businesses.

Revenue from systems integration and consulting decreased 4.8% in 2011 compared with 2010, and 2010 revenue declined 10.1% compared with 2009. The decline in revenue from the company’s U.S. Federal business contributed approximately 5 percentage points to the rate of decline in systems integration and consulting revenue in 2011. The 2010 decline reflected lower demand for project-based services and the continued reshaping of the company’s services portfolio.

Outsourcing revenue decreased 2.9% in 2011 as the loss of $117 million in TSA revenue in the company’s U.S. Federal business, which was all included in information technology outsourcing (ITO) revenue, more than offset growth in other ITO outsourcing revenue. The decline in revenue from the company’s U.S. Federal business contributed approximately 9 percentage points to the rate of decline in outsourcing revenue in 2011. Outsourcing revenue decreased 3.8% in 2010 from 2009, primarily reflecting declines in business processing outsourcing (BPO) revenue.

Infrastructure services revenue increased 3.1% in 2011 compared with 2010 and decreased 16.2% in 2010 compared with 2009. The decline in 2010 reflects the company’s de-emphasis of lower-margin business, as well as the shift away from project work to managed outsourcing contracts. Approximately 4 percentage points of the decline in 2010 compared with 2009 were due to divestitures of businesses.

Core maintenance revenue declined 6.5% in 2011 compared with 2010. Core maintenance revenue declined 25.3% in 2010 compared with 2009. Approximately 12 percentage points of the 2010 decline were due to divestitures of businesses.

Services gross profit percent was 20.0% in 2011, 20.1% in 2010 and 18.6% in 2009. Services operating income percent was 6.9% in 2011 compared with 6.7% in 2010 and 5.6% in 2009.

In the Technology segment, customer revenue was $499.2 million in 2011, $562.2 million in 2010 and $560.8 million in 2009. Foreign currency translation had about a 2-percentage-point positive impact on Technology revenue in 2011 compared with 2010, and a negligible impact in 2010 compared with 2009. Adjusting for divested businesses, the growth rate in Technology revenue in 2010 would have been 4 percentage points higher.

Revenue from the company’s enterprise-class software and servers decreased 4.0% in 2011 compared with 2010 and was flat in 2010 compared with 2009. The company’s ClearPath revenue remained essentially flat throughout both years.

Revenue from other technology decreased 44.5% in 2011 compared with 2010 and increased 3.6% in 2010 compared with 2009. The decline in 2011 from 2010 was due to lower sales of third-party equipment. Adjusting for divested businesses, the growth rate in other technology revenue in 2010 would have been 19 percentage points higher.

Technology gross profit percent was 56.9% in 2011, 55.0% in 2010 and 49.5% in 2009. The increases were due to a higher relative mix of ClearPath sales. Technology operating income percent was 21.5% in 2011 compared with 21.1% in 2010 and 12.1% in 2009.

New accounting pronouncements

See Note 5 of the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on the company’s consolidated financial statements.

Financial condition

The company’s principal sources of liquidity are cash on hand, cash from operations and its new five-year revolving credit facility, discussed below, which has replaced the company’s U.S. trade accounts receivable facility (the A/R Facility). The company and certain international subsidiaries have access to uncommitted lines of credit from various banks. The company believes that it will have adequate sources of liquidity to meet its expected 2012 cash requirements.

Cash and cash equivalents at December 31, 2011 were $714.9 million compared with $828.3 million at December 31, 2010. The decline was principally due to cash used for the debt reductions described below. At December 31, 2010, the company had sold no receivables under the A/R Facility compared with $100 million as of December 31, 2009 and $141 million at December 31, 2008.

As of December 31, 2011, approximately $457 million of cash and cash equivalents were held by the company’s foreign subsidiaries. In the future, if these funds are needed for the company’s operations in the U.S., the company may be required to accrue and pay U.S. taxes to repatriate these funds. See Note 7 of the Notes to Consolidated Financial Statements regarding the company’s intention to indefinitely reinvest earnings of foreign subsidiaries.

During 2011, cash provided by operations was $317.2 million compared with $336.8 million in 2010.

Cash used for investing activities in 2011 was $96.3 million compared with cash used of $61.6 million in 2010. Net proceeds from investments in 2011 were $3.0 million compared with net proceeds of $.9 million in 2010. Proceeds from investments and purchases of investments represent derivative financial instruments used to manage the company’s currency exposure to market risks from changes in foreign currency exchange rates. During the year ended December 31, 2011, the net change in restricted deposits resulted in cash provided of $50.7 million compared with cash provided of $23.4 million in 2010. In addition, the investment in marketable software was $51.7 million in 2011 compared with $55.8 million in 2010, capital additions of properties were $42.2 million in 2011 compared with $64.1 million in 2010 and capital additions of outsourcing assets were $40.5 million in 2011 compared with $83.2 million in 2010. The current year includes $15.6 million of net payments related to sales of businesses and assets compared with 2010 which includes net proceeds of $117.2 million related to the sale of the company’s HIM business, U.S. specialized technology check sorter and related U.S. maintenance business and UISL business (see Note 3 of the Notes to Consolidated Financial Statements).

Cash used for financing activities during 2011 was $319.4 million compared with cash used of $91.5 million in 2010. The current year includes cash proceeds of $249.7 million related to the issuance of preferred stock, net of issuance costs; cash payments to retire long-term debt of $555.7 million (see discussion below); and $12.2 million of dividends paid on preferred stock. The prior-year period includes $92.8 million used to reduce long-term debt.

At December 31, 2011, total debt was $359.7 million, a decrease of $464.3 million from December 31, 2010.

On February 28, 2011, the company sold 2,587,500 shares of 6.25% mandatory convertible preferred stock for net proceeds of $249.7 million. Each share of mandatory convertible preferred stock will automatically convert on March 1, 2014 into between 2.1899 and 2.6717 shares of the company’s common stock, subject to adjustment, depending on the volume weighted average price per share of the company’s common stock over the 20 consecutive trading days ending on the third trading day immediately preceding the mandatory conversion date. At any time prior to March 1, 2014, holders may elect to convert all or a portion of their shares of the mandatory convertible preferred stock at the minimum conversion rate of 2.1899 shares of the company’s common stock, subject to adjustment.

The company pays dividends on each share of the mandatory convertible preferred stock on a cumulative basis at an annual rate of 6.25% on the initial liquidation preference of $100 per share (equivalent to $6.25 per share per year). Dividends accrue and accumulate from the date of issuance and, to the extent the company has lawfully available funds to pay dividends and the company’s Board of Directors or an authorized committee of the Board of Directors declares a dividend payable, the company will pay dividends on March 1, June 1, September 1 and December 1 of each year prior to March 1, 2014 in cash and on March 1, 2014 or any earlier conversion date in cash, shares of the company’s common stock, or a combination thereof, at the company’s election. The annualized dividend on the mandatory convertible preferred stock is approximately $16.2 million until conversion.

On March 30, 2011, the net proceeds from the sale of mandatory convertible preferred stock were used to redeem an aggregate principal amount of $124.7 million of the company’s senior secured notes due 2014 and an aggregate principal amount of $86.3 million of the company’s senior secured notes due 2015 under the provisions of the indentures relating to the notes that allow the company to redeem, at its option, up to 35% of the original principal amount of each series of notes from the net cash proceeds of one or more equity offerings. As a result of these redemptions, the company recognized a charge of $31.8 million in “Other income (expense), net” in the three months ended March 31, 2011, which was comprised of $28.2 million of premium paid and $3.6 million for the write off of unamortized discounts, issuance costs and gains related to the portion of the notes redeemed.

On April 11, 2011, the company purchased $44.1 million of its senior secured notes due 2014 and $134.8 million of its senior secured notes due 2015 that had been tendered into a cash tender offer conducted by the company. As a result of this purchase of notes, the company recognized a charge of $45.7 million in “Other income (expense), net” in the three months ended June 30, 2011, which is comprised of $42.2 million of premium and expenses paid and $3.5 million for the write off of unamortized discounts, issuance costs and gains related to the portion of the notes purchased.

On November 21, 2011, the company purchased in the open market $20.0 million of its senior secured notes due 2014. As a result, the company recognized a charge of $3.2 million in “Other income (expense), net” in the three months ended December 31, 2011, which is comprised of $3.0 million of premium paid and $.2 million for the write off of unamortized discounts, issuance costs and gains related to the portion of the notes purchased.

On November 25, 2011, the company redeemed all of the remaining $65.9 million of its 8% senior notes due 2012. As a result of the redemption, the company recognized a charge of $4.4 million in “Other income (expense), net” in the three months ended December 31, 2011, which is comprised of $4.3 million of premium and expenses paid and $.1 million for the write off of unamortized issuance costs.

The annualized interest expense attributable to the debt retired during 2011 is approximately $61 million.

On February 1, 2012, the company called for redemption all of the remaining $25.5 million of its 14 1/4% senior secured notes due 2015 and $40.0 million of its 12.5% senior notes due 2016. The notes will be redeemed on March 2, 2012 and the company expects to recognize a charge of approximately $7 million in “Other income (expense), net” in the first quarter of 2012 in connection with the redemptions.

On June 23, 2011, the company entered into a new, five-year, secured revolving credit facility to replace the company’s $150 million U.S. trade accounts receivable securitization facility that terminated on that date. The new credit agreement provides for loans and letters of credit up to an aggregate amount of $150 million (with a limit on letters of credit of $100 million). The prior accounts receivable securitization facility had not provided for letters of credit. Borrowing limits under the new credit agreement are based upon the amount of eligible U.S. accounts receivable. At December 31, 2011, the company had no borrowings and $29.8 million of letters of credit outstanding under the facility. At December 31, 2011, availability under the facility was $85.8 million net of letters of credit issued. Borrowings under the facility will bear interest based on short-term rates. The credit agreement contains customary representations and warranties, including that there has been no material adverse change in the company’s business, properties, operations or financial condition. It also contains financial covenants requiring the company to maintain a minimum fixed charge coverage ratio and, if the company’s consolidated cash plus availability under the credit facility falls below $130 million, a maximum secured leverage ratio. The credit agreement allows the company to pay dividends on its preferred stock unless the company is in default and to, among other things, repurchase its equity, prepay other debt, incur other debt or liens, dispose of assets and make acquisitions, loans and investments, provided the company complies with certain requirements and limitations set forth in the agreement. Events of default include non-payment, failure to perform covenants, materially incorrect representations and warranties, change of control and default under other debt aggregating at least $50 million. The credit facility is guaranteed by Unisys Holding Corporation, Unisys NPL, Inc. and any future material domestic subsidiaries. The facility is secured on a first priority basis by certain assets of Unisys Corporation and the subsidiary guarantors consisting primarily of the U.S. trade accounts receivable of Unisys Corporation. It is secured on a junior basis (to the senior secured notes due 2014 and 2015) by the other assets of Unisys Corporation and the subsidiary guarantors, other than certain excluded assets. The company may elect to prepay or terminate the credit facility without penalty.

At December 31, 2011, the company has met all covenants and conditions under its various lending agreements. The company expects to continue to meet these covenants and conditions.

At December 31, 2011, the company had outstanding standby letters of credit and surety bonds of approximately $324 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material.

As described more fully in Notes 9 and 11 of the Notes to Consolidated Financial Statements, at December 31, 2011, the company had certain cash obligations, which are due as follows:

(millions of dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$363.5	$.9	$186.5	$176.1	$–
Interest payments on long-term debt	170.5	46.2	92.4	31.9	–
Operating leases	297.3	67.8	102.8	63.5	63.2
Minimum purchase obligations	94.3	32.4	54.2	7.7	–

Total	$925.6	$147.3	$435.9	$279.2	$63.2

As described in Note 16 of the Notes to Consolidated Financial Statements, in 2012, the company expects to make cash contributions of approximately $241 million to its worldwide defined benefit pension plans, which is comprised of $98 million primarily for non-U.S. defined benefit pension plans and $143 million for the company’s U.S. qualified defined benefit pension plan.

The company may, from time to time, redeem, tender for, or repurchase its securities in the open market or in privately negotiated transactions depending upon availability, market conditions and other factors. The company has on file with the Securities and Exchange Commission an effective registration statement, expiring in June of 2012, covering approximately $.8 billion of debt or equity securities, which enables the company to be prepared for future market opportunities.

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

The company is also exposed to foreign currency exchange rate risks. The company is a net receiver of currencies other than the U.S. dollar and, as such, can benefit from a weaker dollar, and can be adversely affected by a stronger dollar relative to currencies worldwide. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, may adversely affect consolidated revenue and operating margins as expressed in U.S. dollars. Currency exposure gains and losses are mitigated by purchasing components and incurring expenses in local currencies.

In addition, the company uses derivative financial instruments, primarily foreign exchange forward contracts, to reduce its exposure to market risks from changes in foreign currency exchange rates on intercompany balances. See Note 12 of the Notes to Consolidated Financial Statements for additional information on the company’s derivative financial instruments.

The company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign currency exchange rates applied to these derivative financial instruments described above. As of December 31, 2011 and 2010, the analysis indicated that such market movements would have reduced the estimated fair value of these derivative financial instruments by approximately $13 million and $3 million, respectively. Based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and the company’s actual exposures and hedges, actual gains and losses in the future may differ from the above analysis.

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

Recoverability of outsourcing assets is subject to various business risks, including the timely completion and ultimate cost of the outsourcing solution, and realization of expected profitability of existing outsourcing contracts. The company quarterly compares the carrying value of the outsourcing assets with the undiscounted future cash flows expected to be generated by the outsourcing assets to determine if there is an impairment. If impaired, the outsourcing assets are reduced to an estimated fair value on a discounted cash flow approach. The company prepares its cash flow estimates based on assumptions that it believes to be reasonable but are also inherently uncertain. Actual future cash flows could differ from these estimates. At December 31, 2011 and 2010, the net capitalized amount related to outsourcing contracts was $137.9 million and $162.3 million, respectively.

Revenue recognition

The majority of the company’s sales agreements contain standard business terms and conditions; however, some agreements contain multiple elements or non-standard terms and conditions. As discussed in Note 1 of the Notes to Consolidated Financial Statements, the company enters into multiple-element arrangements, which may include any combination of hardware, software or services. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting, including whether the deliverables specified in a multiple-element arrangement should be treated as separate units of accounting for revenue recognition purposes, and, if so, how the price should be allocated among the elements and when to recognize revenue for each element. The company recognizes revenue on delivered elements only if: (a) any undelivered products or services are not essential to the functionality of the delivered products or services, (b) the company has an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services, (c) there is evidence of the selling price for each undelivered product or service, and (d) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized as the undelivered elements are delivered. For arrangements with multiple elements involving the licensing or sale of software and software-related elements, the allocation of revenue is based on vendor-specific objective evidence (VSOE), which is based upon normal pricing and discounting practices for those products and services when sold separately. The company’s continued ability to determine VSOE of fair value will depend on continued sufficient volumes and sufficient consistent pricing of stand-alone sales of such undelivered elements. In addition, the company’s revenue recognition policy states that revenue is not recognized until collectibility is deemed probable. Changes in judgments on these assumptions and estimates could materially impact the timing of revenue recognition.

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

At December 31, 2011 and 2010, the company had deferred tax assets in excess of deferred tax liabilities of $2,822.8 million and $2,611.8 million, respectively. For the reasons cited below, at December 31, 2011 and 2010, management determined that it is more likely than not that $174.3 million and $185.4 million, respectively, of such assets will be realized, resulting in a valuation allowance of $2,648.5 million and $2,426.4 million, respectively.

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

Internal Revenue Code Sections 382 and 383 provide annual limitations with respect to the ability of a corporation to utilize its net operating loss and tax credit carryforwards, respectively, against future U.S. taxable income, if the corporation experiences an “ownership change.” Based on currently available information, the company believes that an ownership change may have occurred during 2011. See Note 7 of the Notes to Consolidated Financial Statements.

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

As permitted for purposes of computing pension expense, the company uses a calculated value of plan assets (which is further described below). This allows that the effects of the performance of the pension plan’s assets on the company’s computation of pension income or expense be amortized over future periods. A substantial portion of the company’s pension plan assets relates to its qualified defined benefit plan in the United States.

A significant element in determining the company’s pension income or expense is the expected long-term rate of return on plan assets. The company sets the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. The company considers the current expectations for future returns and the actual historical returns of each asset class. Also, because the company’s investment policy is to actively manage certain asset classes where the potential exists to outperform the broader market, the expected returns for those asset classes are adjusted to reflect the expected additional returns. For 2012 and 2011, the company has assumed that the expected long-term rate of return on U.S. plan assets will be 8.00% and 8.75%, respectively, and on the company’s non-U.S. plan assets will be 6.59% and 6.57%, respectively. A change of 25 basis points in the expected long-term rate of return for the company’s U.S. and principal non-U.S. pension plans causes a change of approximately $9 million and $4 million, respectively, in pension expense. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over four years. This produces the expected return on plan assets that is included in pension income or expense. The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains or losses affects the calculated value of plan assets and, ultimately, future pension income or expense. At December 31, 2011, for the company’s U.S. qualified defined benefit pension plan, the calculated value of plan assets was $3.67 billion and the fair value was $3.56 billion.

At the end of each year, the company determines the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the company looks to rates of return on high-quality, fixed-income investments that (a) receive one of the two highest ratings given by a recognized ratings agency and (b) are currently available and expected to be available during the period to maturity of the pension benefits. At December 31, 2011, the company determined this rate to be 4.96% for its U.S. defined benefit pension plans, a decrease of 72 basis points from the rate used at December 31, 2010. A change of 25 basis points in the U.S. and principal non-U.S. discount rates causes a change in pension expense of approximately zero and $5 million, respectively, and a change of approximately $127 million and $95 million, respectively, in the benefit obligation. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, has been deferred, as permitted.

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

As a minimum, amortization of an unrecognized net gain or loss must be included as a component of net pension cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the calculated value of plan assets. If amortization is required, the minimum amortization is that excess above the 10 percent divided by the average remaining life expectancy of the plan participants. For the company’s U.S. qualified defined benefit pension plan and the company’s principal non-U.S. pension plans, that period is approximately 21 years. At December 31, 2011, based on the calculated value of plan assets, the estimated unrecognized loss for the company’s U.S. qualified defined benefit pension plan and the company’s principal non-U.S. pension plans was $2.80 billion and $.5 billion, respectively.

For the year ended December 31, 2011, the company recognized consolidated pretax pension expense of $34.3 million, compared with pretax pension income of $2.9 million for the year ended December 31, 2010. For 2012, the company expects to recognize pension expense of approximately $102 million. See Note 16 of the Notes to Consolidated Financial Statements.

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

Factors that could affect future results include the following:

Future results will depend in part on the company’s ability to drive profitable growth in consulting and systems integration. The company’s ability to grow profitably in this business will depend on the level of demand for systems integration projects and the portfolio of solutions the company offers for specific industries. It will also depend on an efficient utilization of services delivery personnel. In addition, profit margins in this business are largely a function of the rates the company is able to charge for services and the chargeability of its professionals. If the company is unable to attain sufficient rates and chargeability for its professionals, profit margins will be adversely affected. The rates the company is able to charge for services are affected by a number of factors, including clients’ perception of the company’s ability to add value through its services; introduction of new services or products by the company or its competitors; pricing policies of competitors; and general economic conditions. Chargeability is also affected by a number of factors, including the company’s ability to transition employees from completed projects to new engagements, and its ability to forecast demand for services and thereby maintain an appropriate headcount.

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

The company has significant pension obligations and may be required to make significant cash contributions to its defined benefit pension plans. The company has unfunded obligations under its U.S. and non-U.S. defined benefit pension plans. Based on current legislation, recent interest rates and expected returns, in 2012, the company expects to make cash contributions of approximately $241 million to its worldwide defined benefit pension plans, which is comprised of $98 million primarily for non-U.S. defined benefit pension plans and $143 million for the company’s U.S. qualified defined benefit pension plan.

Deterioration in the value of the company’s worldwide defined benefit pension plan assets, as well as discount rate changes, could require the company to make larger cash contributions to its defined benefit pension plans in the future. In addition, the funding of plan deficits over a shorter period of time than currently anticipated could result in making cash contributions to these plans on a more accelerated basis. Either of these events would reduce the cash available for working capital and other corporate uses and may have an adverse impact on the company’s operations, financial condition and liquidity.

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

Some of the company’s systems integration contracts are fixed-price contracts under which the company assumes the risk for delivery of the contracted services and products at an agreed-upon fixed price. Should the company experience problems in performing fixed-price contracts on a profitable basis, adjustments to the estimated cost to complete may be required. Future results will depend on the company’s ability to perform these services contracts profitably.

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

Breaches of data security could expose the company to legal liability and could harm the company’s business and reputation. The company’s business includes managing, processing, storing and transmitting proprietary and confidential data, including personal information, within the company’s own IT systems and those the company designs, develops, hosts or manages for clients. Breaches of data security involving these systems by hackers, other third parties or the company’s employees, despite established security controls with respect to this data, could result in the loss of data or the unauthorized disclosure or misuse of confidential information of the company, its clients, or others. This could result in litigation and legal liability for the company, lead to the loss of existing or potential clients, adversely affect the market’s perception of the security and reliability of the company’s products and services and lead to shutdowns or disruptions of the company’s IT systems. In addition, such breaches could subject the company to fines and penalties for violations of data privacy laws. This may negatively impact the company’s reputation and financial results.

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

Financial market conditions may inhibit the company’s ability to access capital and credit markets to address its liquidity needs. Financial market conditions may impact the company’s ability to borrow, to refinance its outstanding debt, or to utilize surety bonds, letters of credit, foreign exchange derivatives and other financial instruments the company uses to conduct its business. Although the company primarily uses cash on hand to address its liquidity needs, its ability to do so assumes that its operations will continue to generate sufficient cash.

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

Pending litigation could affect the company’s results of operations or cash flow. There are various lawsuits, claims, investigations and proceedings that have been brought or asserted against the company, which arise in the ordinary course of business, including actions with respect to commercial and government contracts, labor and employment, employee benefits, environmental matters, intellectual property and non-income tax and employment compensation in Brazil. See Note 14 of the Notes to Consolidated Financial Statements for more information on litigation. The company believes that it has valid defenses with respect to legal matters pending against it. Litigation is inherently unpredictable, however, and it is possible that the company’s results of operations or cash flow could be materially affected in any particular period by the resolution of one or more of the legal matters pending against it.

The company could face business and financial risk in implementing future dispositions or acquisitions. As part of the company’s business strategy, it may from time to time consider disposing of existing technologies, products and businesses that may no longer be in alignment with its strategic direction, including transactions of a material size, or acquiring complementary technologies, products and businesses. Potential risks with respect to dispositions include difficulty finding buyers or alternative exit strategies on acceptable terms in a timely manner; potential loss of employees or clients; dispositions at unfavorable prices or on unfavorable terms, including relating to retained liabilities; and post closing indemnity claims. Any acquisitions may result in the incurrence of substantial additional indebtedness or contingent liabilities. Acquisitions could also result in potentially dilutive issuances of equity securities and an increase in amortization expenses related to intangible assets. Additional potential risks associated with acquisitions include integration difficulties; difficulties in maintaining or enhancing the profitability of any acquired business; risks of entering markets in which the company has no or limited prior experience; potential loss of employees or failure to maintain or renew any contracts of any acquired business; and expenses of any undiscovered or potential liabilities of the acquired product or business, including relating to employee benefits contribution obligations or environmental requirements. Further, with respect to both dispositions and acquisitions, management’s attention could be diverted from other business concerns. Adverse credit conditions could also affect the company’s ability to consummate dispositions or acquisitions. The risks associated with dispositions and acquisitions could have a material adverse effect upon the company’s business, financial condition and results of operations. There can be no assurance that the company will be successful in consummating future dispositions or acquisitions on favorable terms or at all.

The company believes that its ability to use its U.S. federal net operating loss carryforwards and other tax attributes may be limited. Internal Revenue Code Sections 382 and 383 provide annual limitations with respect to the ability of a corporation to utilize its net operating loss (as well as certain built-in losses) and tax credit carryforwards, respectively (Tax Attributes), against future U.S. taxable income, if the corporation experiences an “ownership change.” In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. The company regularly monitors ownership changes (as calculated for purposes of Section 382). Based on currently available information, the company believes that an ownership change may have occurred during 2011, for purposes of the rules described above. However, the final determination of whether an ownership change has occurred is currently subject to a number of discretionary tax rules and final reporting by shareholders. Moreover, any future transaction or transactions and the timing of such transaction or transactions could trigger additional ownership changes under Section 382.

In the event of an ownership change, utilization of the company’s Tax Attributes will be subject to an estimated overall annual limitation determined in part by multiplying the total adjusted aggregate market value of the company’s common stock immediately preceding the ownership change by the applicable long-term tax-exempt rate, possibly subject to increase based on the built-in gain, if any, in the company’s assets at the time of the ownership change. Any unused annual limitation may be carried over to later years. Future U.S. taxable income may not be fully offset by existing Tax Attributes, if such income exceeds the company’s annual limitation. However, based on presently available information and the existence of tax planning strategies, currently the company does not expect to incur a cash tax liability in the near term. The company maintains a full valuation allowance against the realization of all U.S. as well as certain foreign deferred tax assets in excess of deferred tax liabilities.

Unisys Corporation

Consolidated Financial Statements

Consolidated Statements of Income

Year ended December 31 (millions, except per share data)	2011	2010	2009
Revenue

Services	$3,354.6	$3,457.4	$3,824.9

Technology	499.2	562.2	560.8

	3,853.8	4,019.6	4,385.7

Costs and expenses

Cost of revenue:

Services	2,672.8	2,731.8	3,026.1

Technology	194.0	216.1	246.6

	2,866.8	2,947.9	3,272.7

Selling, general and administrative expenses	586.3	617.1	681.1

Research and development expenses	76.1	78.9	101.9

	3,529.2	3,643.9	4,055.7

Operating profit	324.6	375.7	330.0

Interest expense	63.1	101.8	95.2

Other income (expense), net	(55.5)	(51.0)	(16.6)

Income from continuing operations before income taxes	206.0	222.9	218.2

Provision for income taxes	64.8	58.8	42.3

Consolidated net income before discontinued operations	141.2	164.1	175.9

Income from discontinued operations, net of tax	–	77.2	17.1

Net income	141.2	241.3	193.0

Less: Net income attributable to noncontrolling interests	7.2	5.2	3.7

Less: Preferred stock dividends	13.5	–	–

Net income attributable to Unisys Corporation common shareholders	$120.5	$236.1	$189.3

Amounts attributable to Unisys Corporation common shareholders

Income from continuing operations, net of tax	$120.5	$158.9	$172.2

Income from discontinued operations, net of tax	–	77.2	17.1

Net income attributable to Unisys Corporation common shareholders	$120.5	$236.1	$189.3

Earnings per common share attributable to Unisys Corporation

Basic

Continuing operations	$2.79	$3.74	$4.38

Discontinued operations	–	1.81	.44

Total	$2.79	$5.55	$4.82

Diluted

Continuing operations	$2.71	$3.67	$4.32

Discontinued operations	–	1.78	.43

Total	$2.71	$5.45	$4.75

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Balance Sheets

December 31 (millions)	2011	2010
Assets
Current assets
Cash and cash equivalents	$714.9	$828.3
Accounts and notes receivable, net	673.0	789.7
Inventories:
Parts and finished equipment	38.1	44.8
Work in process and materials	26.7	44.1
Deferred income taxes	27.1	40.7
Prepaid expenses and other current assets	123.6	127.8
Total	1,603.4	1,875.4
Properties	1,257.2	1,339.0
Less – Accumulated depreciation and amortization	1,065.9	1,119.3
Properties, net	191.3	219.7
Outsourcing assets, net	137.9	162.3
Marketable software, net	129.8	143.8
Prepaid postretirement assets	43.9	31.2
Deferred income taxes	181.5	179.6
Goodwill	192.5	197.9
Other long-term assets	131.9	211.0
Total	$2,612.2	$3,020.9
Liabilities and deficit
Current liabilities
Current maturities of long-term debt	$.9	$.8
Accounts payable	241.6	260.7
Deferred revenue	448.1	556.3
Other accrued liabilities	425.5	518.9
Total	1,116.1	1,336.7
Long-term debt	358.8	823.2
Long-term postretirement liabilities	2,224.0	1,509.2
Long-term deferred revenue	120.3	149.4
Other long-term liabilities	104.0	136.2
Commitments and contingencies
Deficit
6.25% mandatory convertible preferred stock, net of issuance costs (2.6 million and zero shares issued)	249.7	–
Common stock, par value $.01 per share (100.0 million shares authorized; 43.8 million shares and 42.9 million shares issued)	.4	.4
Accumulated deficit	(2,036.6)	(2,170.6)
Treasury stock, at cost	(48.1)	(46.0)
Paid-in capital	4,217.4	4,207.2
Accumulated other comprehensive loss	(3,700.9)	(2,928.3)
Total Unisys stockholders’ deficit	(1,318.1)	(937.3)
Noncontrolling interests	7.1	3.5
Total deficit	(1,311.0)	(933.8)
Total	$2,612.2	$3,020.9

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Cash Flows

Year ended December 31 (millions)	2011	2010	2009
Cash flows from operating activities
Consolidated net income before discontinued operations	$141.2	$164.1	$175.9
Income from discontinued operations, net of tax	–	77.2	17.1
Add (deduct) items to reconcile consolidated net income to net cash provided by operating activities:
Company stock issued for U.S. 401(k) plan	11.8	–	–
Foreign currency transaction losses	–	19.9	–
Loss on debt extinguishment	85.2	2.1	–
Employee stock compensation	13.9	9.4	.7
Depreciation and amortization of properties	66.4	75.8	96.9
Depreciation and amortization of outsourcing assets	62.7	111.9	151.0
Amortization of marketable software	65.7	62.9	104.6
Disposal of capital assets	1.4	9.8	10.8
Loss (gain) on sale of businesses and assets	(2.2)	(65.5)	8.8
Decrease (increase) in deferred income taxes, net	28.6	(34.4)	(87.9)
Decrease (increase) in receivables, net	92.1	(31.9)	62.1
Decrease in inventories	22.1	12.4	14.0
Increase in other assets	(5.9)	(94.2)	(121.9)
(Decrease) increase in accounts payable and other accrued liabilities	(214.4)	56.5	(70.7)
(Decrease) increase in other liabilities	(50.6)	(38.4)	37.3
Other	(.8)	(.8)	(1.9)
Net cash provided by operating activities	317.2	336.8	396.8
Cash flows from investing activities
Proceeds from investments	691.2	417.4	404.1
Purchases of investments	(688.2)	(416.5)	(402.8)
Restricted deposits	50.7	23.4	(86.8)
Investment in marketable software	(51.7)	(55.8)	(57.6)
Capital additions of properties	(42.2)	(64.1)	(45.9)
Capital additions of outsourcing assets	(40.5)	(83.2)	(97.8)
Net (payments) proceeds from sales of businesses and assets	(15.6)	117.2	15.5
Net cash used for investing activities	(96.3)	(61.6)	(271.3)
Cash flows from financing activities
Proceeds from issuance of preferred stock, net of issuance costs	249.7	–	–
Payments of long-term debt	(555.7)	(92.8)	(30.0)
Dividends paid on preferred stock	(12.2)	–	–
Dividends paid to noncontrolling interest	(.4)	–	–
Financing fees	(2.2)	(.1)	(16.1)
Proceeds from exercise of stock options	1.4	1.4	–
Net cash used for financing activities	(319.4)	(91.5)	(46.1)
Effect of exchange rate changes on cash and cash equivalents	(14.9)	(3.0)	24.2
(Decrease) increase in cash and cash equivalents	(113.4)	180.7	103.6
Cash and cash equivalents, beginning of year	828.3	647.6	544.0

Cash and cash equivalents, end of year	$714.9	$828.3	$647.6

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Equity (Deficit)

			Unisys Corporation
(millions)	Total	Compre- hensive Income (Loss)	Total	Common Stock Par Value	Preferred Stock	Accumu- lated Deficit	Treasury Stock At Cost	Paid-in Capital	Accumu- lated Other Compre- hensive Loss	Non- controlling Interests
Balance at December 31, 2008	$(1,423.8)		$(1,442.4)	$.4		$(2,596.0)	$(44.8)	$4,102.6	$(2,904.6)	$18.6
Stock-based compensation	1.9		1.9				(.2)	2.1
Shares issued in debt exchange	91.8		91.8					91.8
Comprehensive Income:
Consolidated net income	193.0	$193.0	189.3			189.3				3.7
Other comprehensive income:
Translation adjustments	78.1	78.1	71.6						71.6	6.5
Postretirement plans	(212.7)	(212.7)	(180.5)						(180.5)	(32.2)
	(134.6)	(134.6)
Comprehensive income	58.4	58.4

Balance at December 31, 2009	(1,271.7)		(1,268.3)	.4		(2,406.7)	(45.0)	4,196.5	(3,013.5)	(3.4)
Stock-based compensation	9.7		9.7				(1.0)	10.7
Comprehensive Income:
Consolidated net income	241.3	241.3	236.1			236.1				5.2
Other comprehensive income:
Translation adjustments	24.2	24.2	25.7						25.7	(1.5)
Postretirement plans	62.7	62.7	59.5						59.5	3.2
	86.9	86.9
Comprehensive income	328.2	328.2

Balance at December 31, 2010	(933.8)		(937.3)	.4		(2,170.6)	(46.0)	4,207.2	(2,928.3)	3.5
Stock-based compensation	24.3		24.3				(2.1)	26.4
Sale of preferred stock, net of expenses	249.7		249.7		$249.7
Dividends declared to preferred holders	(16.2)		(16.2)					(16.2)
Dividends declared to noncontrolling interests	(1.4)									(1.4)
Comprehensive Income:
Consolidated net income	141.2	141.2	134.0			134.0				7.2
Other comprehensive income:
Translation adjustments	(46.3)	(46.3)	(44.9)						(44.9)	(1.4)
Postretirement plans	(728.5)	(728.5)	(727.7)						(727.7)	(.8)
	(774.8)	(774.8)
Comprehensive loss	(633.6)	(633.6)

Balance at December 31, 2011	$(1,311.0)		$(1,318.1)	$.4	$249.7	$(2,036.6)	$(48.1)	$4,217.4	$(3,700.9)	$7.1

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

Advertising costs All advertising costs are expensed as incurred. The amount charged to expense during 2011, 2010 and 2009 was $.9 million, $.6 million and $1.6 million, respectively.

Shipping and handling Costs related to shipping and handling is included in cost of revenue.

Revenue recognition Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable, and collectability is probable.

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

The company also enters into multiple-element arrangements, which may include any combination of hardware, software or services. For example, a client may purchase an enterprise server that includes operating system software. In addition, the arrangement may include post-contract support for the software and a contract for post-warranty maintenance for service of the hardware. These arrangements consist of multiple deliverables, with hardware and software delivered in one reporting period and the software support and hardware maintenance services delivered across multiple reporting periods. In another example, the company may provide desktop managed services to a client on a long term multiple year basis and periodically sell hardware and software products to the client. The services are provided on a continuous basis across multiple reporting periods and the hardware and software products are delivered in one reporting period. To the extent that a deliverable in a multiple-deliverable arrangement is subject to specific guidance, that deliverable is accounted for in accordance with such specific guidance. Examples of such arrangements may include leased hardware which is subject to specific leasing guidance or software which is subject to specific software revenue recognition guidance.

In these transactions, the company allocates the total revenue to be earned under the arrangement among the various elements based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (VSOE) if available, third party evidence (TPE) if VSOE is not available, or the best estimated selling price (ESP) if neither VSOE nor TPE is available. VSOE of selling price is based upon the normal pricing and discounting practices for those products and services when sold separately. TPE of selling price is based on evaluating largely similar and interchangeable competitor products or services in standalone sales to similarly situated customers. ESP is established considering factors such as margin objectives, discounts off of list prices, market conditions, competition and other factors. ESP represents the price at which the company would transact for the deliverable if it were sold by the company regularly on a standalone basis.

For multiple-element arrangements that involve the licensing, selling or leasing of software, for software and software-related elements, the allocation of revenue is based on VSOE. There may be cases in which there is VSOE of selling price of the undelivered elements but no such evidence for the delivered elements. In these cases, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered elements equals the total arrangement consideration less the aggregate VSOE of selling price of the undelivered elements.

For multiple-element arrangements for products or services that (a) do not include the licensing, selling or leasing of software, or (b) contain software that is incidental to the products or services as a whole or (c) contain software components that are sold, licensed or leased with tangible products when the software components and non-software components (i.e., the hardware and software) of the tangible product function together to deliver the tangible product’s essential functionality (e.g., sales of the company’s enterprise-class servers including hardware and software), the allocation of revenue is based on the relative selling prices of each of the deliverables in the arrangement based on the selling price hierarchy, discussed above.

The company recognizes revenue on delivered elements only if: (a) any undelivered products or services are not essential to the functionality of the delivered products or services, (b) the company has an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services, (c) there is evidence of the selling price for each undelivered products or services, and (d) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized as the undelivered elements are delivered.

The company evaluates each deliverable in an arrangement to determine whether they represent separate units of accounting. A delivered element constitutes a separate unit of accounting when it has standalone value and there is no customer-negotiated refund or return rights for the delivered elements. If these criteria are not met, the deliverable is combined with the undelivered elements and the allocation of the arrangement consideration and revenue recognition are determined for the combined unit as a single unit.

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

Revenue from time and materials service contracts and outsourcing contracts is recognized as the services are provided using either an objective measure of output or on a straight-line basis over the term of the contract.

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

Retirement benefits Accounting rules covering defined benefit pension plans and other postretirement benefits require that amounts recognized in financial statements be determined on an actuarial basis. A significant element in determining the company’s retirement benefits expense or income is the expected long-term rate of return on plan assets. This expected return is an assumption as to the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected pension benefit obligation. The company applies this assumed long-term rate of return to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over four years. This produces the expected return on plan assets that is included in retirement benefits expense or income. The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset losses or gains affects the calculated value of plan assets and, ultimately, future retirement benefits expense or income.

At December 31 of each year, the company determines the fair value of its retirement benefits plan assets as well as the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the interest rate at which the retirement benefits could be effectively settled. In estimating the discount rate, the company looks to rates of return on high-quality, fixed-income investments currently available and expected to be available during the period to maturity of the retirement benefits. The company uses a portfolio of fixed-income securities, which receive at least the second-highest rating given by a recognized ratings agency.

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

2. Earnings per common share

The following table shows how the earnings per common share attributable to Unisys Corporation were computed for the three years ended December 31, 2011.

Year ended December 31 (millions, except per share data)	2011	2010	2009
Basic earnings per common share computation
Net income from continuing operations attributable to Unisys Corporation common stockholders	$120.5	$158.9	$172.2
Income from discontinued operations, net of tax	–	77.2	17.1
Net income attributable to Unisys Corporation common stockholders	$120.5	$236.1	$189.3
Weighted average shares (thousands)	43,145	42,562	39,241
Basic earnings per common share
Continuing operations	$2.79	$3.74	$4.38
Discontinued operations	–	1.81	.44
Total	$2.79	$5.55	$4.82
Diluted earnings per common share computation
Net income from continuing operations attributable to Unisys Corporation common shareholders	$120.5	$158.9	$172.2
Add preferred stock dividends	13.5	–	–
Net income from continuing operations attributable to Unisys Corporation for diluted earnings per share	134.0	158.9	172.2
Income from discontinued operations, net of tax	–	77.2	17.1
Net income attributable to Unisys Corporation for diluted earnings per share	$134.0	$236.1	$189.3
Weighted average shares (thousands)	43,145	42,562	39,241
Plus incremental shares from assumed conversions
Employee stock plans	553	771	593
Preferred stock	5,780	–	–
Adjusted weighted average shares	49,478	43,333	39,834
Diluted earnings per common share
Continuing operations	$2.71	$3.67	$4.32
Discontinued operations	–	1.78	.43
Total	$2.71	$5.45	$4.75

In 2011, 2010 and 2009, the following weighted-average number of stock options and restricted stock units were antidilutive and therefore excluded from the computation of diluted earnings per common share (in thousands): 2,119; 2,545; and 3,165, respectively.

3. Discontinued operations and sale of businesses

On April 30, 2010, the company completed the sale of its health information management (HIM) business, and on August 31, 2010, the company completed the sale of its UK-based Unisys Insurance Services Limited (UISL) business, which provided business process outsourcing (BPO) services to the UK life and pensions industry. In 2010, the company received net proceeds of $117.2 million related to the sale of HIM, UISL and the U.S. specialized technology check sorter equipment and related U.S. maintenance business (discussed below).

The results of total discontinued operations for the years ended December 31, 2010 and 2009 were as follows (in millions of dollars):

(millions)	2010	2009
Revenue	$94.6	$212.0
Income
Operations	$8.2	$16.4
Gain on sale	69.0	–
	77.2	16.4
Income tax benefit	–	(.7)
Income from discontinued operations, net of tax	$77.2	$17.1

The results of the HIM business discontinued operations for the years ended December 31, 2010 and 2009 were as follows (in millions of dollars):

(millions)	2010*	2009
Revenue	$42.0	$111.7
Income
Operations	$10.0	$19.6
Gain on sale	64.5	–
	74.5	19.6
Income tax provision	–	–
Income from discontinued operations, net of tax	$74.5	$19.6

* Includes results of operations through the April 30, 2010 closing date.

The results of the UISL business discontinued operations for the years ended December 31, 2010 and 2009 were as follows (in millions of dollars):

(millions)	2010*	2009
Revenue	$52.6	$100.3
Income (loss)
Operations	$(1.8)	$(3.2)
Gain on sale	4.5	–
	2.7	(3.2)
Income tax benefit	–	(.7)
Income (loss) from discontinued operations, net of tax	$2.7	$(2.5)

* Includes results of operations through the August 31, 2010 closing date.

In connection with the sale of UISL, the company paid $19.3 million during 2011. On February 1, 2010, the company completed the sale of its U.S. specialized technology check sorter equipment and related U.S. maintenance business. In 2009, the company reported an asset impairment related to this business of $13.4 million. In 2010, the company recorded a loss on the sale of approximately $3.3 million, principally as a result of closing date working capital and other adjustments. The divested business, which had operations in both of the company’s reporting segments of Services and Technology, generated 2009 revenue and pretax loss of approximately $100 million and $3 million, respectively.

In December 2011, the company signed an agreement to sell its South African subsidiary. The sale is expected to close in the first half of 2012 and result in a gain. At December 31, 2011, the assets and liabilities of this subsidiary were reported as held for sale in the company’s consolidated balance sheet as follows: approximately $11 million in “prepaid expenses and other current assets” and approximately $15 million in “other accrued liabilities.” The subsidiary, which has operations in both of the company’s reporting segments of Services and Technology, generated 2011 revenue and pretax income of approximately $40 million and $8 million, respectively.

4. Goodwill

Goodwill is reviewed annually for impairment and whenever events or circumstances occur indicating that goodwill may be impaired. The company performed its annual impairment test in the fourth quarter of 2011, which indicated that goodwill was not impaired.

Changes in the carrying amount of goodwill by segment for the years ended December 31, 2011 and 2010 were as follows:

(millions)	Total	Services	Technology
Balance at December 31, 2009	$198.5	$88.4	$110.1
Sale of business	(1.3)	(1.3)	–
Translation adjustments	.7	(.2)	.9
Balance at December 31, 2010	197.9	86.9	111.0
Transferred to assets held for sale	(1.3)	–	(1.3)
Translation adjustments	(4.1)	(2.7)	(1.4)
Balance at December 31, 2011	$192.5	$84.2	$108.3

5. Recent accounting pronouncements and accounting changes

Effective January 1, 2011, the company adopted two accounting standards issued by the Financial Accounting Standards Board (FASB) that amend revenue recognition guidance. The first standard supersedes certain prior accounting guidance and requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative standalone selling prices (i.e., the relative-selling-price method). The standard eliminates the use of the residual method of allocation and requires the relative-selling-price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverables subject to this standard. The second standard amends prior software revenue recognition accounting guidance by excluding from the scope of such prior guidance tangible products that contain both software elements and non-software elements that function together to deliver the tangible product’s essential functionality. The company has adopted the new standards prospectively for revenue arrangements entered into or materially modified on or after January 1, 2011. In certain of the company’s arrangements, revenue was previously deferred for certain deliverables included in multiple element arrangements where the arrangements also included undelivered services for which the company was unable to demonstrate fair value pursuant to previous standards. The new standards require deliverables for which revenue was previously deferred to be separated and recognized as delivered, rather than combined with undelivered items and recognized over the longest service delivery period.

If the new standards were applied to transactions entered into or materially modified in the year ended December 31, 2010, it would not have resulted in a material change to the company’s reported revenue for 2010. The company is not able to reasonably estimate the effect of adopting these standards on future periods as the impact will vary based on the nature and volume of new or materially modified deals in any given period.

On October 1, 2011, the company adopted FASB amendments issued in September 2011 to authoritative accounting guidance to simplify how companies test for goodwill impairment. The amendments permit a company to continue to perform quantitative analyses or to first assess qualitative factors to determine whether it is more likely than not (defined as having a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described by current accounting rules. Previous accounting guidance required an entity to test goodwill for impairment, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount. If the fair value of a reporting unit is less than its carrying amount, then a second step of the test must be performed to measure the amount of impairment loss, if any. Under the amendments, a company is not required to calculate the fair value of a reporting unit unless the company determines that it is more likely than not that its fair value is less than its carrying amount. Adoption of the amendments did not have a material impact to the company’s consolidated financial statements.

In June 2011, the FASB issued authoritative guidance that amends previous guidance for the presentation of comprehensive income. It eliminates the current option to present other comprehensive income in the statement of changes in equity. Under this revised guidance, an entity will have the option to present the components of net income and other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive financial statements. The new standard is to be applied retrospectively and is effective for the company beginning in the first quarter of 2012. The company is currently evaluating the alternatives for adopting the guidance. Other than the change in presentation, the company has determined that these changes will not have an impact on its consolidated financial statements.

In May 2011, the FASB issued authoritative guidance that amends previous guidance for fair value measurement and disclosure requirements. The revised guidance changes certain fair value measurement principles, clarifies the application of existing fair value measurements and expands the disclosure requirements, particularly for Level 3 fair value measurements. This standard is effective for the company beginning in the first quarter of 2012. The company is currently evaluating the impact of this guidance, but does not anticipate a material impact to its consolidated financial statements upon adoption.

6. Accounts receivable

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

Revenue recognized in excess of billings on services contracts, or unbilled accounts receivable, was $153.5 million and $189.7 million at December 31, 2011 and 2010, respectively. Such amounts, a portion of which are awaiting resolution of contract disputes, are included in accounts and notes receivable, net and are stated at net realizable value.

Unearned income, which is deducted from accounts and notes receivable, was $4.1 million and zero at December 31, 2011 and 2010, respectively. The allowance for doubtful accounts, which is reported as a deduction from accounts and notes receivable, was $35.3 million and $37.0 million at December 31, 2011 and 2010, respectively. The provision for doubtful accounts, which is reported in selling, general and administrative expenses in the consolidated statements of income, was (income) expense of $(.6) million, $(.9) million and $(1.2) million, in 2011, 2010 and 2009, respectively.

Effective January 1, 2010, the company adopted a new accounting standard whereby sales under its prior U.S. trade accounts receivable securitization facility (the A/R Facility) no longer met the requirements to be treated as sales, and therefore were accounted for as secured borrowings. At December 31, 2010 and thereafter, no receivables had been sold. At December 31, 2009, receivables of $100 million were sold and therefore removed from the company’s consolidated balance sheet. The company received proceeds of $1.2 billion in 2009 from sales of accounts receivable interests under the A/R Facility. The selling price of the receivables interests reflected a discount of 5.3% at December 31, 2009. The discount on the sales of these accounts receivable during the year ended December 31, 2009 was $5.6 million and was recorded in other income (expense), net in the accompanying consolidated statement of income.

7. Income taxes

Following is the total income from continuing operations before income taxes and the continuing operations provision for income taxes for the three years ended December 31, 2011.

Year ended December 31 (millions)	2011	2010	2009
Income (loss) from continuing operations before income taxes
United States	$(20.4)	$37.4	$25.9
Foreign	226.4	185.5	192.3
Total income from continuing operations before income taxes	$206.0	$222.9	$218.2
Continuing operations provision for income taxes
Current
United States	$2.8	$8.7	$(6.7)
Foreign	43.8	75.4	45.8
State and local	.2	.3	(.4)
Total	46.8	84.4	38.7
Deferred
Foreign	18.0	(25.6)	3.6
Total continuing operations provision for income taxes	$64.8	$58.8	$42.3

Following is a reconciliation of the provision for income taxes at the United States statutory tax rate to the continuing operations provision for income taxes as reported:

Year ended December 31 (millions)	2011	2010	2009
United States statutory income tax provision	$72.1	$78.0	$76.4
Income and losses for which no provision or benefit has been recognized	21.8	(3.0)	(7.8)
Foreign rate differential and other foreign tax expense	(9.9)	(32.0)	(6.1)
Income tax withholdings	9.8	13.1	8.8
Permanent items	4.2	4.3	5.0
Foreign currency devaluation	–	5.7	–
Enacted rate changes	8.4	4.1	2.0
Change in uncertain tax positions	6.1	1.0	4.0
Change in valuation allowances due to changes in judgment	(15.2)	(13.2)	(28.7)
Income tax credits, U.S.	(4.2)	.4	(11.1)
Tax audit matters	(28.3)	.1	–
Other	–	.3	(.2)
Continuing operations provision for income taxes	$64.8	$58.8	$42.3

In 2010 and 2009, foreign rate differential and other foreign tax expense includes tax (provisions) benefits of $(2.7) million and $7.7 million, respectively, related to prior year foreign tax adjustments.

The 2011 provision for income taxes includes $8.4 million due to a reduction in the UK income tax rate. The rate reduction was enacted in the third quarter of 2011, and reduced the rate from 27% to 26% effective April 1, 2011, and to 25% effective April 1, 2012. The provision of $8.4 million was caused by a write down of the UK net deferred tax assets to the 25% rate. In addition, the 2011 provision for income taxes includes a benefit of $28.3 million related to the settlement of two European tax matters.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 2011 and 2010 were as follows:

December 31 (millions)	2011	2010
Deferred tax assets
Tax loss carryforwards	$800.6	$750.0
Postretirement benefits	787.1	529.4
Foreign tax credit carryforwards	553.3	479.4
Capitalized research and development	267.4	304.1
Other tax credit carryforwards	144.2	164.2
Deferred revenue	91.0	107.1
Employee benefits and compensation	54.3	53.5
Purchased capitalized software	46.0	45.8
Depreciation	38.6	60.2
Warranty, bad debts and other reserves	18.4	23.5
Capitalized costs	17.3	18.2
Debt related	8.8	38.2
Capitalized intellectual property rights	–	28.4
Other	22.9	39.8
	2,849.9	2,641.8
Valuation allowance	(2,648.5)	(2,426.4)
Total deferred tax assets	$201.4	$215.4
Deferred tax liabilities
Other	$27.1	$30.0
Total deferred tax liabilities	$27.1	$30.0
Net deferred tax assets	$174.3	$185.4

At December 31, 2011, the company has U.S. Federal ($320.3 million), state and local ($248.3 million), and foreign ($232.0 million) tax loss carryforwards, the total tax effect of which is $800.6 million. These carryforwards will expire as follows (in millions): 2012, $11.3; 2013, $4.6; 2014, $5.8; 2015, $11.5; 2016, $25.4; and $742.0 thereafter. The company also has available tax credit carryforwards of approximately $697.5 million, which will expire as follows (in millions): 2012, $67.1; 2013, $46.4; 2014, $23.2; 2015, $22.4; 2016, $31.1; and $507.3 thereafter.

Failure to achieve forecasted taxable income might affect the ultimate realization of the company’s net deferred tax assets. Factors that may affect the company’s ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in sales or margins, loss of market share, the impact of the economic environment, delays in product availability and technological obsolescence.

Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $965 million at December 31, 2011. As the company currently intends to indefinitely reinvest all such earnings, no provision has been made for income taxes that may become payable upon distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability.

Cash paid, net of refunds, during 2011, 2010 and 2009 for income taxes was $74.9 million, $52.7 million and $58.2 million, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Year ended December 31 (millions)	2011	2010
Balance at January 1	$19.5	$4.0
Additions based on tax positions related to the current year	6.0	13.9
Additions for tax positions of prior years	–	2.3
Reductions for tax positions of prior years	–	(.2)
Reductions as a result of a lapse of applicable statute of limitations	–	(.1)
Settlements	(1.2)	(.4)
Balance at December 31	$24.3	$19.5

The company recognizes penalties and interest accrued related to income tax liabilities in the provision for income taxes in its consolidated statements of income. At December 31, 2011 and 2010, the company had an accrual of $1.0 million and $.9 million, respectively, for the payment of penalties and interest.

At December 31, 2011, all of the company’s liability for unrecognized tax benefits, if recognized, would affect the company’s effective tax rate. Within the next 12 months, the company believes that it is reasonably possible that the amount of unrecognized tax benefits may significantly change; however, various events could cause this belief to change in the future.

The company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. The company has concluded a U.S. federal income tax audit of the years 2000-2003 with no material impact. Several U.S. state and foreign income tax audits are in process. There are currently no income tax audits in process in either Brazil or the United Kingdom, which are the most significant jurisdictions outside the U.S. For Brazil, the audit period through 2005 is closed and for the United Kingdom, the audit period through 2008 is closed. All of the various ongoing income tax audits throughout the world are not expected to have a material impact on the company’s financial position.

Internal Revenue Code Sections 382 and 383 provide annual limitations with respect to the ability of a corporation to utilize its net operating loss (as well as certain built-in losses) and tax credit carryforwards, respectively (Tax Attributes), against future U.S. taxable income, if the corporation experiences an “ownership change.” In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. The company regularly monitors ownership changes (as calculated for purposes of Section 382). Based on currently available information, the company believes that an ownership change may have occurred during 2011, for purposes of the rules described above. However, the final determination of whether an ownership change has occurred is currently subject to a number of discretionary tax rules and final reporting by shareholders. Moreover, any future transaction or transactions and the timing of such transaction or transactions could trigger additional ownership changes under Section 382.

In the event of an ownership change, utilization of the company’s Tax Attributes will be subject to an estimated overall annual limitation determined in part by multiplying the total adjusted aggregate market value of the company’s common stock immediately preceding the ownership change by the applicable long-term tax-exempt rate, possibly subject to increase based on the built-in gain, if any, in the company’s assets at the time of the ownership change. Any unused annual limitation may be carried over to later years. Future U.S. taxable income may not be fully offset by existing Tax Attributes, if such income exceeds the company’s annual limitation. However, based on presently available information and the existence of tax planning strategies, currently the company does not expect to incur a cash tax liability in the near term. The company maintains a full valuation allowance against the realization of all U.S. deferred tax assets as well as certain foreign deferred tax assets in excess of deferred tax liabilities.

8. Properties

Properties comprise the following:

December 31 (millions)	2011	2010
Land	$3.3	$3.8
Buildings	76.8	77.1
Machinery and office equipment	760.3	839.7
Internal-use software	315.7	303.9
Rental equipment	101.1	114.5
Total properties	$1,257.2	$1,339.0

9. Debt

Long-term debt is comprised of the following:

December 31 (millions)	2011	2010
12 3/4% senior secured notes due 2014	$186.2	$375.0
12 1/2% senior notes due 2016	150.6	150.6
14 1/4% senior secured notes due 2015	25.5	246.6
8% senior notes	–	68.0
Other, net of unamortized discounts	(2.6)	(16.2)
Total	359.7	824.0
Less – current maturities	.9	.8
Total long-term debt	$358.8	$823.2

Total long-term debt maturities in 2012, 2013, 2014, 2015 and 2016 are $.9 million, $ .3 million, $186.2 million, $25.5 million and $150.6 million, respectively.

Cash paid during 2011, 2010 and 2009 for interest was $82.8 million, $111.9 million and $97.6 million, respectively. Capitalized interest expense during 2011, 2010 and 2009 was $4.9 million, $9.1 million and $7.5 million, respectively.

On March 30, 2011, the net proceeds from the sale of mandatory convertible preferred stock (see note 17) were used to redeem an aggregate principal amount of $124.7 million of the company’s senior secured notes due 2014 and an aggregate principal amount of $86.3 million of the company’s senior secured notes due 2015 under the provisions of the indentures relating to the notes that allow the company to redeem, at its option, up to 35% of the original principal amount of each series of notes from the net cash proceeds of one or more equity offerings. As a result of these redemptions, the company recognized a charge of $31.8 million in “Other income (expense), net” in the three months ended March 31, 2011, which was comprised of $28.2 million of premium paid and $3.6 million for the write off of unamortized discounts, issuance costs and gains related to the portion of the notes redeemed.

On April 11, 2011, the company purchased $44.1 million of its senior secured notes due 2014 and $134.8 million of its senior secured notes due 2015 that had been tendered into a cash tender offer conducted by the company. As a result of this purchase of notes, the company recognized a charge of $45.7 million in “Other income (expense), net” in the three months ended June 30, 2011, which is comprised of $42.2 million of premium and expenses paid and $3.5 million for the write off of unamortized discounts, issuance costs and gains related to the portion of the notes purchased.

On November 21, 2011, the company purchased in the open market $20.0 million of its senior secured notes due 2014. As a result, the company recognized a charge of $3.2 million in “Other income (expense), net” in the three months ended December 31, 2011, which is comprised of $3.0 million of premium paid and $.2 million for the write off of unamortized discounts, issuance costs and gains related to the portion of the notes purchased.

On November 25, 2011, the company redeemed all of the remaining $65.9 million of its 8% senior notes due 2012. As a result of the redemption, the company recognized a charge of $4.4 million in “Other income (expense), net”, which is comprised of $4.3 million of premium and expenses paid and $.1 million for the write off of unamortized issuance costs.

On June 23, 2011, the company entered into a new, five-year, secured revolving credit facility to replace the company’s $150 million U.S. trade accounts receivable securitization facility that terminated on that date. The new credit agreement provides for loans and letters of credit up to an aggregate amount of $150 million (with a limit on letters of credit of $100 million). The prior accounts receivable securitization facility had not provided for letters of credit. Borrowing limits under the new credit agreement are based upon the amount of eligible U.S. accounts receivable. At December 31, 2011, the company had no borrowings and $29.8 million of letters of credit outstanding under the facility. At December 31, 2011, availability under the facility was $85.8 million net of letters of credit issued. Borrowings under the facility will bear interest based on short-term rates. The credit agreement contains customary representations and warranties, including that there has been no material adverse change in the company’s business, properties, operations or financial condition. It also contains financial covenants requiring the company to maintain a minimum fixed charge coverage ratio and, if the company’s consolidated cash plus availability under the credit facility falls below $130 million, a maximum secured leverage ratio. The credit agreement allows the company to pay dividends on its preferred stock unless the company is in default and to, among other things, repurchase its equity, prepay other debt, incur other debt or liens, dispose of assets and make acquisitions, loans and investments, provided the company complies with certain requirements and limitations set forth in the agreement. Events of default include non-payment, failure to perform covenants, materially incorrect representations and warranties, change of control and default under other debt aggregating at least $50 million. The credit facility is guaranteed by Unisys Holding Corporation, Unisys NPL, Inc. and any future material domestic subsidiaries. The facility is secured on a first priority basis by certain assets of Unisys Corporation and the subsidiary guarantors consisting primarily of the U.S. trade accounts receivable of Unisys Corporation. It is secured on a junior basis (to the senior secured notes due 2014 and 2015) by the other assets of Unisys Corporation and the subsidiary guarantors, other than certain excluded assets. The company may elect to prepay or terminate the credit facility without penalty.

At December 31, 2011, the company has met all covenants and conditions under its various lending agreements. The company expects to continue to meet these covenants and conditions.

The company’s principal sources of liquidity are cash on hand, cash from operations and its new five-year revolving credit facility, discussed above, which has replaced the company’s U.S. trade accounts receivable facility. The company and certain international subsidiaries have access to uncommitted lines of credit from various banks.

The company’s anticipated future cash expenditures include anticipated contributions to its defined benefit pension plans. The company believes that it has adequate sources of liquidity to meet its expected 2012 cash requirements.

10. Other liabilities

Other accrued liabilities (current) are comprised of the following:

December 31 (millions)	2011	2010
Payrolls and commissions	$120.9	$143.1
Accrued vacations	70.4	75.0
Taxes other than income taxes	49.8	59.2
Income taxes	28.8	53.9
Postretirement	28.7	28.8
Accrued interest	14.6	30.9
Other	112.3	128.0
Total other accrued liabilities	$425.5	$518.9

11. Rental expense and commitments

Rental expense, less income from subleases, for 2011, 2010 and 2009 was $97.9 million, $100.4 million and $104.5 million, respectively. Income from subleases, for 2011, 2010 and 2009 was $9.8 million, $11.2 million and $14.6 million, respectively.

Minimum net rental commitments under noncancelable operating leases, including idle leases, outstanding at December 31, 2011, substantially all of which relate to real properties, were as follows: 2012, $67.8 million; 2013, $56.3 million; 2014, $46.5 million; 2015, $37.2 million; 2016, $26.3 million; and $63.2 million thereafter. Such rental commitments have been reduced by minimum sublease rentals of $39.6 million, due in the future under noncancelable subleases. Included in the net rental commitments at December 31, 2011 is $9.4 million related to idle leases.

At December 31, 2011, the company had outstanding standby letters of credit and surety bonds of approximately $324 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material. In addition, at December 31, 2011, the company had deposits and collateral of approximately $57 million in other long-term assets, principally related to collateralized letters of credit, and to tax and labor contingencies in Brazil.

12. Financial instruments and concentration of credit risks

Due to its foreign operations, the company is exposed to the effects of foreign currency exchange rate fluctuations on the U.S. dollar, principally related to intercompany account balances. The company uses derivative financial instruments to reduce its exposure to market risks from changes in foreign currency exchange rates on such balances. The company enters into foreign exchange forward contracts, generally having maturities of one month, which have not been designated as hedging instruments. At December 31, 2011 and 2010, the notional amount of these contracts was $130.9 million and $26.2 million, respectively and the fair value of such contracts was a net gain of $.8 million and a net gain of $.5 million, respectively, of which a gain of $.9 million and $.5 million, respectively, has been recognized in “Prepaid expenses and other current assets” and a loss of $.1 million and zero, respectively, has been recognized in “Other accrued liabilities.” Changes in the fair value of these instruments was a gain of $3.3 million, a gain of $.6 million and a loss of $.3 million, respectively, for years ended December 31, 2011, 2010 and 2009, which has been recognized in earnings in “Other income (expense), net” in the company’s consolidated statement of income. The fair value of these forward contracts is based on quoted prices for similar but not identical financial instruments; as such, the inputs are considered Level 2 inputs.

Financial instruments also include temporary cash investments and customer accounts receivable. Temporary investments are placed with creditworthy financial institutions, primarily in money market funds, time deposits and certificate of deposits which may be withdrawn at any time at the discretion of the company without penalty. At December 31, 2011 and 2010, the company’s cash equivalents principally have maturities of less than one month or can be withdrawn at any time at the discretion of the company without penalty. Due to the short maturities of these instruments, they are carried on the consolidated balance sheets at cost plus accrued interest, which approximates market value. Realized gains or losses during 2011, 2010 and 2009, as well as unrealized gains or losses at December 31, 2011 and 2010, were immaterial. Receivables are due from a large number of customers that are dispersed worldwide across many industries. At December 31, 2011 and 2010, the company had no significant concentrations of credit risk with any one customer. At December 31, 2011 and 2010, the company had approximately $140 million and $156 million, respectively, of receivables due from various U.S. federal governmental agencies. At December 31, 2011 and 2010, the carrying amount of cash and cash equivalents and notes payable approximated fair value; and the carrying amount of long-term debt was less than the fair value, which is based on market prices (Level 2 inputs), of such debt by approximately $37 million and $140 million, respectively.

13. Foreign currency translation

Due to cumulative inflation of approximately 100 percent or more over the last 3-year period, the company’s Venezuelan subsidiary has applied highly inflationary accounting beginning January 1, 2010. For those international subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency, and as such, nonmonetary assets and liabilities are translated at historical exchange rates, and monetary assets and liabilities are translated at current exchange rates. Exchange gains and losses arising from translation are included in other income (expense), net. Effective January 11, 2010, the Venezuelan government devalued the Bolivar Fuerte by 50 percent by resetting the official exchange rate from 2.15 to the U.S. dollar to 4.30 to the U.S. dollar. As a result, the company recorded a foreign exchange loss in the first quarter of 2010 of approximately $20 million. The company has used and continues to use the official exchange rate for translation purposes. At December 31, 2011, the company’s operations in Venezuela had net monetary assets denominated in local currency of approximately $19 million.

During the years ended December 31, 2011, 2010 and 2009, the company recognized foreign exchange gains (losses) in “Other income (expense), net” in its consolidated statements of income of $17.2 million, $(43.4) million and $(12.5) million, respectively.

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

The company believes that it has valid defenses with respect to legal matters pending against it. Based on its experience, the company also believes that the damage amounts claimed in the lawsuits disclosed below are not a meaningful indicator of the company’s potential liability. Litigation is inherently unpredictable, however, and it is possible that the company’s results of operations or cash flow could be materially affected in any particular period by the resolution of one or more of the legal matters pending against it.

The company had a competitively awarded contract with the Transportation Security Administration (TSA) that provided for the establishment of secure information technology environments in airports. The Civil Division of the Department of Justice, working with the Inspector General’s Office of the Department of Homeland Security, is reviewing issues relating to labor categorization and overtime on the TSA contract. The Civil Division is also reviewing issues relating to cyber intrusion protection under the TSA and follow-on contracts. The company is working cooperatively with TSA and the Civil Division. The company has commenced preliminary settlement discussions with these government agencies regarding labor categorization and overtime. The company cannot now predict the duration or outcome of these discussions.

The company has contracts with the General Services Administration (GSA), known as Multiple Award Schedule Contracts, under which various U.S. governmental agencies can purchase products and services from the company. Auditors from the GSA’s Office of Inspector General have been reviewing the company’s compliance with the disclosure and pricing provisions under one of these contracts, and whether the company has potentially overcharged the government under the contract. Separately, the company has made a voluntary disclosure about this matter to the responsible GSA contracting officer. The company has provided pricing and other information to the GSA auditors and is working cooperatively with them. The company cannot predict the outcome at this time.

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

The company’s Brazilian operations, along with those of many other companies doing business in Brazil, are involved in various litigation matters, including numerous governmental assessments related to indirect and other taxes, as well as disputes associated with former employees and contract labor. The tax-related matters pertain to value added taxes, customs, duties, sales and other non-income related tax exposures. The labor-related matters include claims related to compensation matters. The company believes that appropriate accruals have been established for such matters based on information currently available. At December 31, 2011, excluding those matters that have been assessed by management as being remote as to the likelihood of ultimately resulting in a loss, the amount related to unreserved tax-related matters, inclusive of any related interest, is estimated to be up to approximately $140 million. At December 31, 2011, the amount related to unreserved labor-related matters cannot be estimated.

Litigation is inherently unpredictable and unfavorable resolutions could occur. Accordingly, it is possible that an adverse outcome from such matters could exceed the amounts accrued in an amount that could be material to the company’s financial condition, results of operations and cash flows in any particular reporting period.

Notwithstanding that the ultimate results of the lawsuits, claims, investigations and proceedings that have been brought or asserted against the company are not currently determinable, the company believes that at December 31, 2011, it has adequate provisions for any such matters.

15. Segment information

The company has two business segments: Services and Technology. The products and services of each segment are marketed throughout the world to commercial businesses and governments. Revenue classifications by segment are as follows: Services – systems integration and consulting, outsourcing, infrastructure services and core maintenance; Technology – enterprise-class software and servers and other technology.

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

Also included in the Technology segment’s sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services engagements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2011, 2010 and 2009, was $8.2 million, $7.2 million and $14.8 million, respectively. The profit on these transactions is eliminated in Corporate.

The company evaluates business segment performance on operating income exclusive of restructuring charges and unusual and nonrecurring items, which are included in Corporate. Effective January 1, 2011, the company changed the measurement of segment performance that it evaluates to exclude pension income or expense. Prior periods have been reclassified to conform to the 2011 presentation. All other corporate and centrally incurred costs are allocated to the business segments, based principally on revenue, employees, square footage or usage.

No single customer accounts for more than 10% of revenue. Revenue from various agencies of the U.S. Government, which is reported in both business segments, was approximately $652 million, $842 million and $927 million in 2011, 2010 and 2009, respectively.

Corporate assets are principally cash and cash equivalents, prepaid postretirement assets and deferred income taxes. The expense or income related to corporate assets is allocated to the business segments. In 2009, corporate assets include an offset for interests in accounts receivable that have been recorded as sales, because such receivables were included in the assets of the business segments.

Customer revenue by classes of similar products or services, by segment, is presented below:

Year ended December 31 (millions)	2011	2010	2009

Services
Systems integration and consulting	$1,164.7	$1,223.1	$1,360.0
Outsourcing	1,487.2	1,531.3	1,592.2
Infrastructure services	487.0	472.4	563.9

Core maintenance	215.7	230.6	308.8
	3,354.6	3,457.4	3,824.9
Technology
Enterprise-class software and servers	443.9	462.5	464.6
Other technology	55.3	99.7	96.2
	499.2	562.2	560.8
Total	$3,853.8	$4,019.6	$4,385.7

Presented below is a reconciliation of segment operating income to consolidated income from continuing operations before income taxes:

Year ended December 31 (millions)	2011	2010	2009
Total segment operating income	$360.1	$373.8	$301.4
Interest expense	(63.1)	(101.8)	(95.2)
Other income (expense), net	(55.5)	(51.0)	(16.6)
Corporate and eliminations	(35.5)	1.9	28.6
Total income from continuing operations before income taxes	$206.0	$222.9	$218.2

Presented below is a reconciliation of total business segment assets to consolidated assets:

December 31 (millions)	2011	2010	2009
Total segment assets	$1,555.9	$1,778.2	$2,001.2
Cash and cash equivalents	714.9	828.3	647.6
Deferred income taxes	208.6	220.3	200.5
Prepaid postretirement assets	43.9	31.2	–
Elimination for sale of receivables	–	–	(100.0)
Other corporate assets	88.9	162.9	207.6
Total assets	$2,612.2	$3,020.9	$2,956.9

A summary of the company’s operations by business segment for 2011, 2010 and 2009 is presented below:

(millions)	Total	Corporate	Services	Technology
2011
Customer revenue	$3,853.8		$3,354.6	$499.2
Intersegment		$(102.6)	6.3	96.3
Total revenue	$3,853.8	$(102.6)	$3,360.9	$595.5
Operating income	$324.6	$(35.5)	$231.8	$128.3
Depreciation and amortization	194.8		116.4	78.4
Total assets	2,612.2	1,056.3	1,164.7	391.2
Capital expenditures	134.4	9.8	65.2	59.4

2010
Customer revenue	$4,019.6		$3,457.4	$562.2
Intersegment		$(116.6)	5.9	110.7
Total revenue	$4,019.6	$(116.6)	$3,463.3	$672.9
Operating income	$375.7	$1.9	$231.6	$142.2
Depreciation and amortization	250.6		191.4	59.2
Total assets	3,020.9	1,242.7	1,359.9	418.3
Capital expenditures	203.1	12.0	125.3	65.8

2009
Customer revenue	$4,385.7		$3,824.9	$560.8
Intersegment		$(170.8)	6.9	163.9
Total revenue	$4,385.7	$(170.8)	$3,831.8	$724.7
Operating income	$330.0	$28.6	$213.6	$87.8
Depreciation and amortization	352.5		275.1	77.4
Total assets	2,956.9	955.7	1,529.2	472.0
Capital expenditures	201.3	1.5	141.8	58.0

Geographic information about the company’s revenue, which is principally based on location of the selling organization, properties and outsourcing assets, is presented below:

Year ended December 31 (millions)	2011	2010	2009
Revenue
United States	$1,577.9	$1,733.1	$2,005.4
United Kingdom	408.7	426.2	469.2
Other foreign	1,867.2	1,860.3	1,911.1
Total	$3,853.8	$4,019.6	$4,385.7
Properties, net
United States	$127.1	$142.8	$135.4
United Kingdom	22.1	23.1	27.0
Other foreign	42.1	53.8	63.3
Total	$191.3	$219.7	$225.7
Outsourcing assets, net
United States	$61.5	$69.6	$72.3
United Kingdom	37.3	31.9	71.5
Other foreign	39.1	60.8	69.9
Total	$137.9	$162.3	$213.7

16. Employee plans

Stock plans Under stockholder approved stock-based plans, stock options, stock appreciation rights, restricted stock and restricted stock units may be granted to officers, directors and other key employees. At December 31, 2011, 4.8 million shares of unissued common stock of the company were available for granting under these plans.

As of December 31, 2011, the company has granted non-qualified stock options and restricted stock units under these plans. The company recognizes compensation cost net of a forfeiture rate in selling, general and administrative expenses, and recognizes the compensation cost for only those awards expected to vest. The company estimates the forfeiture rate based on its historical experience and its expectations about future forfeitures.

The company’s employee stock option and time-based restricted stock unit grants include a provision that if termination of employment occurs after the participant has attained age 55 and completed 5 years of service with the company, the participant shall continue to vest in each of his or her awards in accordance with the vesting schedule set forth in the applicable award agreement. Compensation expense for such awards is recognized over the period to the date the employee first becomes eligible for retirement. Time-based restricted stock unit grants for the company’s directors vest upon award and compensation expense for such awards is recognized upon grant.

Options have been granted to purchase the company’s common stock at an exercise price equal to or greater than the fair market value at the date of grant, generally have a maximum duration of five years and become exercisable in annual installments over a three-year period following date of grant.

During the year ended December 31, 2011, 2010 and 2009, the company recognized $13.9 million, $9.4 million and $.7 million of share-based compensation expense, which is comprised of $4.9 million, $3.9 million and $(1.4) million of restricted stock unit expense (income) and $9.0 million, $5.5 million and $2.1 million of stock option expense, respectively. In 2009, the company reversed $2.4 million of previously-accrued compensation expense related to performance-based restricted stock units due to a change in the assessment of the achievability of the performance goals. In addition, during 2009, the company reversed $2.6 million of previously-accrued share-based compensation principally related to employees terminated in prior periods.

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

The fair value of stock option awards was estimated using the Black-Scholes option pricing model with the following assumptions and weighted-average fair values as follows:

Year Ended December 31	2011	2010	2009
Weighted-average fair value of grant	$20.10	$17.83	$2.82
Risk-free interest rate	1.71%	1.74%	1.57%
Expected volatility	71.31%	72.20%	58.28%
Expected life of options in years	3.62	3.63	3.77
Expected dividend yield	–	–	–

A summary of stock option activity for the year ended December 31, 2011 follows (shares in thousands):

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value ($ in millions)
Outstanding at December 31, 2010	3,125	$85.78
Granted	618	38.38
Exercised	(161)	8.88
Forfeited and expired	(875)	157.62
Outstanding at December 31, 2011	2,707	56.81	2.31	$ 8.3
Expected to vest at December 31, 2011	1,128	31.42	3.46	$ 2.7
Exercisable at December 31, 2011	1,555	75.56	1.46	$ 5.5

The aggregate intrinsic value represents the total pretax value of the difference between the company’s closing stock price on the last trading day of the period and the exercise price of the options, multiplied by the number of in-the-money stock options that would have been received by the option holders had all option holders exercised their options on December 31, 2011. The intrinsic value of the company’s stock options changes based on the closing price of the company’s stock. The total intrinsic value of options exercised for the years ended December 31, 2011, 2010 and 2009 was $4.4 million, $5.9 million and zero, respectively. As of December 31, 2011, $8.6 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 1.7 years.

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

A summary of restricted stock unit activity for the year ended December 31, 2011 follows (shares in thousands):

	Restricted Stock Units	Weighted-Average Grant-Date Fair Value
Outstanding at December 31, 2010	401	$29.10
Granted	299	37.75
Vested	(209)	27.42
Forfeited and expired	(107)	40.23
Outstanding at December 31, 2011	384	32.39

The fair value of restricted stock units is determined based on the trading price of the company’s common shares on the date of grant. The aggregate weighted-average grant-date fair value of restricted stock units granted during the years ended December 31, 2011, 2010 and 2009 was $11.3 million, $7.7 million and $1.1 million, respectively. As of December 31, 2011, there was $4.2 million of total unrecognized compensation cost related to outstanding restricted stock units granted under the company’s plans. That cost is expected to be recognized over a weighted-average period of 1.8 years. The aggregate weighted-average grant-date fair value of restricted share units vested during the years ended December 31, 2011, 2010 and 2009 was $5.7 million, $4.2 million and $3.3 million, respectively.

Common stock issued upon exercise of stock options or upon lapse of restrictions on restricted stock units is newly issued shares. Cash received from the exercise of stock options was $1.4 million for each of the years ended December 31, 2011 and 2010. During 2011 and 2010, the company did not recognize any tax benefits from the exercise of stock options or upon issuance of stock upon lapse of restrictions on restricted stock units because of its tax position. Any such tax benefits resulting from tax deductions in excess of the compensation costs recognized are classified as financing cash flows.

Defined contribution and compensation plans U.S. employees are eligible to participate in an employee savings plan. Under this plan, employees may contribute a percentage of their pay for investment in various investment alternatives. Effective

January 1, 2011, the company reinstated a company match to the U.S. employee savings plan, which had been suspended effective January 1, 2009. The company will match 50 percent of the first 6 percent of eligible pay contributed by participants to the plan on a before-tax basis (subject to IRS limits). The company is currently funding and expects to continue to fund the match with the company’s common stock. The charge to income related to the company match for the years ended December 31, 2011, 2010 and 2009, was $12.5 million, zero and zero, respectively.

The company has defined contribution plans in certain locations outside the United States. The charge to income related to these plans was $33.7 million, $28.7 million and $26.4 million, for the years ended December 31, 2011, 2010 and 2009, respectively. For plans outside the United States, company contributions are made in cash.

The company has non-qualified compensation plans, which allow certain highly compensated employees and directors to defer the receipt of a portion of their salary, bonus and fees. Participants can earn a return on their deferred balance that is based on hypothetical investments in various investment vehicles. Changes in the market value of these investments are reflected as an adjustment to the liability with an offset to expense. As of December 31, 2011 and 2010, the liability to the participants of these plans was $12.0 million and $12.5 million, respectively. These amounts reflect the accumulated participant deferrals and earnings thereon as of that date. The company makes no contributions to the deferred compensation plans and remains contingently liable to the participants.

Retirement benefits In 2006, the company adopted changes to its U.S. defined benefit pension plans effective December 31, 2006. The changes included ending the accrual of future benefits in the company’s defined benefit pension plans for employees effective December 31, 2006. No new entrants to the plans are allowed after that date. In 2008 and 2011, the company adopted changes to certain of its U.K. defined benefit pension plans whereby effective June 30, 2008 and April 1, 2011, all future accruals of benefits under the plans ceased.

Retirement plans’ funded status and amounts recognized in the company’s consolidated balance sheets at December 31, 2011 and 2010 follow:

	U.S. Plans		International Plans
December 31 (millions)	2011	2010	2011	2010

Change in projected benefit obligation

Benefit obligation at beginning of year	$4,862.6	$4,707.6	$2,450.6	$2,523.5

Service cost	–	–	10.7	14.5

Interest cost	264.0	276.4	126.4	119.7

Plan participants’ contributions	–	–	3.4	3.9

Plan curtailment	–	–	(6.0)	–

Actuarial loss (gain)	373.7	221.4	94.8	(18.7)

Benefits paid	(345.5)	(342.8)	(90.9)	(92.8)

Foreign currency translation adjustments	–	–	(28.9)	(99.5)

Benefit obligation at end of year	$5,154.8	$4,862.6	$2,560.1	$2,450.6

Change in plan assets

Fair value of plan assets at beginning of year	$3,899.9	$3,740.6	$2,066.0	$1,985.4

Actual return on plan assets	(3.1)	495.1	87.9	171.3

Employer contribution	7.4	7.0	75.3	74.5

Plan participants’ contributions	–	–	3.4	3.9

Benefits paid	(345.5)	(342.8)	(90.9)	(92.8)

Foreign currency translation adjustments	–	–	(25.9)	(76.3)

Fair value of plan assets at end of year	$3,558.7	$3,899.9	$2,115.8	$2,066.0

Funded status at end of year	$(1,596.1)	$(962.7)	$(444.3)	$(384.6)

Amounts recognized in the consolidated balance sheets consist of:

Prepaid postretirement assets	$–	$–	$43.2	$30.4

Other accrued liabilities	(7.3)	(7.3)	(.2)	(.2)

Long-term postretirement liabilities	(1,588.8)	(955.4)	(487.3)	(414.8)

Total funded status	$(1,596.1)	$(962.7)	$(444.3)	$(384.6)

Accumulated other comprehensive loss, net of tax

Net loss	$2,910.8	$2,275.1	$679.6	$584.0

Prior service cost (credit)	$2.8	$3.5	$(1.4)	$(1.4)

Accumulated benefit obligation	$5,154.8	$4,862.6	$2,527.8	$2,358.9

Information for defined benefit retirement plans with an accumulated benefit obligation in excess of plan assets at December 31, 2011 and 2010 follows:

December 31 (millions)	2011	2010
Accumulated benefit obligation	$7,279.4	$6,516.5

Fair value of plan assets	5,201.1	5,180.5

Information for defined benefit retirement plans with a projected benefit obligation in excess of plan assets at December 31, 2011 and 2010 follows:

December 31 (millions)	2011	2010
Projected benefit obligation	$7,301.8	$6,891.2

Fair value of plan assets	5,218.2	5,513.4

Net periodic pension cost (income) for 2011, 2010 and 2009 includes the following components:

	U.S. Plans			International Plans
Year ended December 31 (millions)	2011	2010	2009	2011	2010	2009

Service cost	$–	$–	$–	$10.7	$14.5	$11.9

Interest cost	264.0	276.4	285.0	126.4	119.7	113.2

Expected return on plan assets	(337.4)	(365.0)	(384.7)	(135.3)	(129.5)	(128.2)

Amortization of prior service cost	.7	.7	.7	(.1)	–	–

Recognized net actuarial loss	78.5	54.3	74.3	26.8	26.0	4.2
Net periodic pension cost (income)	$5.8	$(33.6)	$(24.7)	$28.5	$30.7	$1.1

Weighted-average assumptions used to determine net periodic pension cost for the years ended December 31 were as follows:

Discount rate	5.68%	6.11%	6.75%	5.32%	5.30%	6.42%

Rate of compensation increase	N/A	N/A	N/A	2.93%	3.04%	2.88%

Expected long-term rate of return on assets*	8.75%	8.75%	8.75%	6.57%	6.63%	6.57%

* For 2012, the company has assumed that the expected long-term rate of return on plan assets for its U.S. defined benefit pension plan will be 8.00%.

Weighted-average assumptions used to determine benefit obligations at December 31 were as follows:

Discount rate	4.96%	5.68%	6.11%	4.65%	5.32%	5.30%

Rate of compensation increase	N/A	N/A	N/A	2.66%	2.93%	3.04%

The expected pretax amortization in 2012 of net periodic pension cost is as follows: net loss, $154.1 million; and prior service cost, $.6 million. The amortization of these items is recorded as an element of pension expense. In 2011, pension expense included amortization of $105.3 million of net losses and $.6 million of prior service cost.

The company’s investment policy targets and ranges for each asset category are as follows:

	U.S.		Int’l.
Asset Category	Target	Range	Target	Range

Equity securities	58%	52-64%	41%	36-45%

Debt securities	36%	33-39%	56%	49-62%

Real estate	6%	3-9%	1%	0-3%

Cash	0%	0-5%	1%	0-3%

Other	0%	0%	1%	0-5%

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

In 2012, the company expects to make cash contributions of approximately $241 million to its worldwide defined benefit pension plans, which is comprised of $98 million primarily for non-U.S. defined benefit pension plans and $143 million for the company’s U.S. qualified defined benefit pension plan.

As of December 31, 2011, the following benefit payments, which reflect expected future service where applicable, are expected to be paid from the defined benefit pension plans:

Year ending December 31 (millions)	U.S.	Int’l.

2012	$356.4	$85.8

2013	356.3	88.6

2014	356.3	91.0

2015	356.3	93.5

2016	356.4	96.4

2017 - 2021	1,775.6	518.1

Other postretirement benefits A reconciliation of the benefit obligation, fair value of the plan assets and the funded status of the postretirement benefit plan at December 31, 2011 and 2010, follows:

December 31 (millions)	2011	2010

Change in accumulated benefit obligation

Benefit obligation at beginning of year	$168.5	$174.3

Service cost	.4	.4

Interest cost	10.0	10.7

Plan participants’ contributions	5.7	5.6

Amendments	–	1.5

Actuarial loss (gain)	6.5	3.9

Federal drug subsidy	3.0	2.0

Benefits paid	(27.5)	(29.9)

Foreign currency translation and other adjustments	11.0	–

Benefit obligation at end of year	$177.6	$168.5

Change in plan assets

Fair value of plan assets at beginning of year	$9.0	$9.1

Actual return on plan assets	.2	.3

Employer contributions	21.9	23.9

Plan participants’ contributions	5.7	5.6

Benefits paid	(27.5)	(29.9)

Fair value of plan assets at end of year	$9.3	$9.0

Funded status at end of year	$(168.3)	$(159.5)

Amounts recognized in the consolidated balance sheets consist of:

Prepaid postretirement assets	$.7	$.8

Other accrued liabilities	(21.2)	(21.3)

Long-term postretirement liabilities	(147.8)	(139.0)

Total funded status	$(168.3)	$(159.5)

Accumulated other comprehensive loss, net of tax

Net loss	$44.7	$35.3
Prior service cost	6.6	8.4

Net periodic postretirement benefit cost for 2011, 2010 and 2009, follows:

Year ended December 31 (millions)	2011	2010	2009

Service cost	$.4	$.4	$.1

Interest cost	10.0	10.7	11.5

Expected return on assets	(.5)	(.5)	(.5)

Amortization of prior service cost	1.8	1.4	1.5

Recognized net actuarial loss	4.2	3.7	2.9

Net periodic benefit cost	$15.9	$15.7	$15.5

Weighted-average assumptions used to determine net periodic postretirement benefit cost for the years ended December 31 were as follows:

Discount rate	6.42%	6.62%	7.02%

Expected return on plan assets	6.75%	6.75%	6.75%

Weighted-average assumptions used to determine benefit obligation at December 31 were as follows:
Discount rate	5.84%	6.42%	6.62%

The expected pretax amortization in 2012 of net periodic postretirement benefit cost is as follows: net loss, $4.3 million; and prior service cost, $1.8 million.

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

In 2012, the company expects to contribute approximately $23 million to its postretirement benefit plan.

Assumed health care cost trend rates at December 31	2011	2010

Health care cost trend rate assumed for next year	7.3%	8.1%

Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%

Year that the rate reaches the ultimate trend rate	2017	2017

A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions of dollars):

	1-Percentage- Point Increase	1-Percentage- Point Decrease

Effect on service and interest cost	$.5	$(.2)

Effect on postretirement benefit obligation	5.1	(4.5)

As of December 31, 2011, the following benefits are expected to be paid to or from the company’s postretirement plan:
Year ending December 31 (millions)	Gross Medicare Part D Receipts	Gross Expected Payments

2012	$2.3	$26.4

2013	2.2	24.2

2014	2.0	23.5

2015	1.9	22.9

2016	1.7	21.7

2017 - 2021	4.0	60.6

The following provides a description of the valuation methodologies and the levels of inputs used to measure fair value, and the general classification of investments in the company’s U.S. and international defined benefit pension plans, and the company’s other postretirement benefit plan.

Level 1 – These investments include cash, common stocks, real estate investment trusts, exchange traded funds, exchange traded futures, and U.S. and U.K. government securities. These investments are valued using quoted prices in an active market. Payables and receivables are also included as Level 1 investments and are valued at face value.

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

Derivatives – These investments include forward exchange contracts and options, which are traded on an active market, but not on an exchange; therefore, the inputs may not be readily observable. These investments also include fixed income futures and other derivative instruments.

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

The following table sets forth by level, within the fair value hierarchy, the plans’ assets (liabilities) at fair value at December 31, 2011.

	U.S. Plans				International Plans
December 31, 2011 (millions)	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Pension plans
Equity Securities
Common Stocks	$1,627.2	$1,627.2			$4.9	$4.9
Commingled Funds	394.2		$394.2		783.4		$783.4
Debt Securities
U.S. and U.K. Govt. Securities	170.0	170.0
Other Fixed Income	929.7		929.7		242.5		242.5
Insurance Contracts	79.6			$79.6	145.5			$145.5
Commingled Funds					799.9		799.9
Real Estate
Real Estate Investment Trusts	99.8	99.8			.4	.4
Real Estate	33.7			33.7	29.0			29.0
Other
Derivatives	10.4	3.9	6.5		24.7		24.7
Private Equity	45.6			45.6
Commingled Funds	83.6		83.6		60.4		49.9	10.5
Pooled Funds	165.5		165.5		3.7		3.7
Cash	.3	.3			21.4	21.4
Receivables	86.9	86.9
Payables	(167.8)	(167.8)
Total	$3,558.7	$1,820.3	$1,579.5	$158.9	$2,115.8	$26.7	$1,904.1	$185.0
Other postretirement plans
Insurance Contracts	$7.5			$7.5
Exchange Traded Fund – Bond	1.4	$1.4
Pooled Funds	.4		$.4
Total	$9.3	$1.4	$.4	$7.5

The following table sets forth by level, within the fair value hierarchy, the plans’ assets (liabilities) at fair value at December 31, 2010.

	U.S. Plans				International Plans
December 31, 2010 (millions)	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Pension plans
Equity Securities
Common Stocks	$1,949.2	$1,949.2			$122.2	$122.2
Commingled Funds	621.1		$621.1		792.8		$792.8
Debt Securities
U.S. and U.K. Govt. Securities	126.2	126.2			97.7	97.7
Other Fixed Income	791.6		791.6		308.8		308.8
Insurance Contracts	70.3			$70.3	152.6			$152.6
Commingled Funds					440.8		440.8
Real Estate
Real Estate Investment Trusts	139.0	139.0			.5	.5
Real Estate	32.1			32.1	28.1			28.1
Other
Derivatives	(5.8)		(5.8)		(2.5)		(2.5)
Private Equity	56.9			56.9
Commingled Funds	84.1		84.1		60.6		51.4	9.2
Pooled Funds	145.9		145.9		1.3		1.3
Cash	.1	.1			58.5	58.5
Receivables	94.2	94.2			4.6	4.6
Payables	(205.0)	(205.0)
Total	$3,899.9	$2,103.7	$1,636.9	$159.3	$2,066.0	$283.5	$1,592.6	$189.9
Other postretirement plans
Insurance Contracts	$7.4			$7.4
Exchange Traded Fund – Bond	1.3	$1.3
Pooled Funds	.3		$.3
Total	$9.0	$1.3	$.3	$7.4

The following table sets forth a summary of changes in the fair value of the plans’ Level 3 assets for the year ended December 31, 2011.

(millions)	January 1, 2011	Realized gains (losses)	Purchases or acquisitions	Sales or dispositions	Currency and unrealized gains (losses) relating to instruments still held at December 31, 2011	December 31, 2011
U.S. plans
Pension plan
Real Estate	$32.1	$.3		$(1.3)	$2.6	$33.7
Private Equity	56.9	10.0		(27.3)	6.0	45.6
Insurance Contracts	70.3	–	$7.7	–	1.6	79.6

Total	$159.3	$10.3	$7.7	$(28.6)	$10.2	$158.9

Other postretirement plans
Insurance Contracts	$7.4	$.1	$.5	$(.5)		$7.5

International pension plans
Insurance Contracts	$152.6		$4.9	$(11.8)	$(.2)	$145.5
Real Estate	28.1		1.1	(.7)	.5	29.0
Commingled Funds	9.2		1.3	(.2)	.2	10.5

Total	$189.9		$7.3	$(12.7)	$.5	$185.0

The following table sets forth a summary of changes in the fair value of the plans’ Level 3 assets for the year ended December 31, 2010.

(millions)	January 1, 2010	Realized gains (losses)	Purchases or acquisitions	Sales or dispositions	Currency and unrealized gains (losses) relating to instruments still held at December 31, 2010	December 31, 2010
U.S. plans
Pension plan
Real Estate	$54.2	$3.8		$(21.9)	$(4.0)	$32.1
Private Equity	69.4	6.8	$.8	(20.7)	.6	56.9
Insurance Contracts	64.8	–	–	–	5.5	70.3
Derivatives	.5	–	–	(.5)	–	–
Total	$188.9	$10.6	$.8	$(43.1)	$2.1	$159.3

Other postretirement plans
Insurance Contracts	$7.5	$.2	$.4	$(.7)		$7.4

International pension plans
Insurance Contracts	$167.4		$5.8	$(12.6)	$(8.0)	$152.6
Real Estate	27.3		–	–	.8	28.1
Commingled Funds	22.6	$.8	1.0	(15.1)	(.1)	9.2

Total	$217.3	$.8	$6.8	$(27.7)	$(7.3)	$189.9

17. Stockholders’ equity

The company has 100 million authorized shares of common stock, par value $.01 per share, and 40 million shares of authorized preferred stock, par value $1 per share, issuable in series.

At December 31, 2011, 21.1 million shares of unissued common stock of the company were reserved for stock-based incentive plans and convertible preferred stock.

On February 28, 2011, the company sold 2,587,500 shares of 6.25% mandatory convertible preferred stock for net proceeds of $249.7 million. Each share of mandatory convertible preferred stock will automatically convert on March 1, 2014 into between 2.1899 and 2.6717 shares of the company’s common stock, subject to adjustment, depending on the volume weighted average price per share of the company’s common stock over the 20 consecutive trading days ending on the third trading day immediately preceding the mandatory conversion date. At any time prior to March 1, 2014, holders may elect to convert all or a portion of their shares of the mandatory convertible preferred stock at the minimum conversion rate of 2.1899 shares of the company’s common stock, subject to adjustment.

The company pays dividends on each share of the mandatory convertible preferred stock on a cumulative basis at an annual rate of 6.25% on the initial liquidation preference of $100 per share (equivalent to $6.25 per year per share). Dividends accrue and accumulate from the date of issuance and, to the extent the company has lawfully available funds to pay dividends and the company’s Board of Directors or an authorized committee of the Board of Directors declares a dividend payable, the company will pay dividends on March 1, June 1, September 1 and December 1 of each year prior to March 1, 2014 in cash and on March 1, 2014 or any earlier conversion date in cash, shares of the company’s common stock, or a combination thereof, at the company’s election. The annualized dividend on the mandatory convertible preferred stock is approximately $16.2 million until conversion.

Comprehensive income (loss) for the three years ended December 31, 2011, includes the following components:

Year ended December 31 (millions)	2011	2010	2009
Consolidated net income before discontinued operations	$141.2	$164.1	$175.9
Income from discontinued operations, net of tax	–	77.2	17.1

Total	141.2	241.3	193.0

Other comprehensive income (loss)
Foreign currency translation adjustments	(46.3)	31.9	78.1
Foreign currency translation reclassification adjustment	–	(7.7)	–
Postretirement adjustments, net of tax of $(20.3), $22.1 and $(94.0)	(728.5)	62.7	(212.7)

Total other comprehensive income (loss)	(774.8)	86.9	(134.6)

Consolidated comprehensive income (loss)	(633.6)	328.2	58.4
Comprehensive income (loss) attributable to noncontrolling interests	5.0	6.9	(22.0)

Comprehensive income (loss) attributable to Unisys Corporation	$(638.6)	$321.3	$80.4

Accumulated other comprehensive income (loss) as of December 31, 2011, 2010 and 2009, is as follows:

(millions)	Total	Translation Adjustments	Postretirement Plans
Balance at December 31, 2008	$(2,904.6)	$(701.5)	$(2,203.1)
Change during period	(108.9)	71.6	(180.5)

Balance at December 31, 2009	(3,013.5)	(629.9)	(2,383.6)
Change during period	85.2	25.7	59.5

Balance at December 31, 2010	(2,928.3)	(604.2)	(2,324.1)
Change during period	(772.6)	(44.9)	(727.7)

Balance at December 31, 2011	$(3,700.9)	$(649.1)	$(3,051.8)

The following table summarizes the changes in preferred stock, common stock and treasury stock during the three years ended December 31, 2011:

(millions)	Preferred Stock	Common Stock	Treasury Stock
Balance at December 31, 2008	–	37.2	.2
Stock-based compensation	–	.1	–
Shares issued in debt exchange	–	5.2	–

Balance at December 31, 2009	–	42.5	.2
Stock-based compensation	–	.4	.1

Balance at December 31, 2010	–	42.9	.3
Stock-based compensation	–	.9	–
Sale of preferred stock	2.6	–	–

Balance at December 31, 2011	2.6	43.8	.3

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Unisys Corporation:

We have audited the accompanying consolidated balance sheets of Unisys Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited Unisys Corporation’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Unisys Corporation’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unisys Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Unisys Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Philadelphia, Pennsylvania

February 24, 2012

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that the company maintained effective internal control over financial reporting as of December 31, 2011, based on the specified criteria.

KPMG LLP, an independent registered public accounting firm, has audited the company’s internal control over financial reporting as of December 31, 2011, as stated in their report that appears on the preceding page.

J. Edward Coleman	Janet Brutschea Haugen
Chairman of the Board and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

Unisys Corporation

Supplemental Financial Data (Unaudited)

Quarterly financial information

(millions, except per share data)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year

2011

Revenue		$911.2	$937.2	$1,020.1	$985.3	$3,853.8

Gross profit		208.2	213.7	284.8	280.3	987.0

Income (loss) before income taxes		(7.8)	(14.6)	117.1	111.3	206.0

Net income (loss) attributable to Unisys Corporation common shareholders		(40.8)	(11.6)	78.6	94.3	120.5

Earnings (loss) per common share attributable to Unisys Corporation

Basic		(.95)	(.27)	1.82	2.17	2.79

Diluted		(.95)	(.27)	1.63	1.94	2.71

Market price per share	– high	41.32	33.14	26.86	27.43	41.32

	– low	25.33	24.05	15.00	13.77	13.77

2010

Revenue		$977.4	$1,037.0	$960.6	$1,044.6	$4,019.6

Gross profit		235.2	288.0	237.4	311.1	1,071.7

Income (loss) from continuing operations before income taxes		(4.9)	73.7	50.9	103.2	222.9

Income from discontinued operations		5.7	61.0	6.5	4.0	77.2

Net income (loss) attributable to Unisys Corporation common shareholders		(11.6)	120.2	28.3	99.2	236.1

Earnings (loss) per common share attributable to Unisys Corporation

Basic	– continuing operations	(.40)	1.39	.51	2.24	3.74

	– discontinued operations	.13	1.43	.15	.09	1.81

	– Total	(.27)	2.82	.66	2.33	5.55

Diluted	– continuing operations	(.40)	1.36	.50	2.20	3.67

	– discontinued operations	.13	1.41	.15	.09	1.78

	– Total	(.27)	2.77	.65	2.29	5.45

Market price per share	– high	40.40	39.23	28.89	31.70	40.40

	– low	28.68	18.43	17.04	21.32	17.04

In the first, second, third and fourth quarters of 2011, the company recorded pretax losses on debt extinguishment of $31.8 million, $45.7 million, $.1 million, and $7.6 million respectively.

The individual quarterly per-share amounts may not total to the per-share amount for the full year because of accounting rules governing the computation of earnings per share.

Market prices per share are as quoted on the New York Stock Exchange composite listing.

Five-year summary of selected financial data

(dollars in millions, except per share data)	2011(1)	2010	2009	2008(2)	2007(2)
Results of operations

Revenue	$3,853.8	$4,019.6	$4,385.7	$4,954.9	$5,372.7

Operating income	324.6	375.7	330.0	2.1	67.4

Income (loss) from continuing operations before income taxes	206.0	222.9	218.2	(97.6)	14.8

Net income attributable to noncontrolling interests	7.2	5.2	3.7	12.4	25.8

Net income (loss) attributable to Unisys Corporation common shareholders	120.5	236.1	189.3	(130.1)	(79.1)

Earnings (loss) per common share from continuing operations

Basic	2.79	3.74	4.38	(4.20)	(2.50)

Diluted	2.71	3.67	4.32	(4.20)	(2.50)

Financial position

Total assets	$2,612.2	$3,020.9	$2,956.9	$2,824.1	$4,137.1

Long-term debt	358.8	823.2	845.9	1,059.1	1,058.3

Equity (deficit)	(1,311.0)	(933.8)	(1,271.7)	(1,423.8)	404.1

Other data

Capital additions of properties	$42.2	$64.1	$45.9	$76.9	$77.5

Capital additions of outsourcing assets	40.5	83.2	97.8	133.1	137.5

Investment in marketable software	51.7	55.8	57.6	84.5	94.0

Depreciation and amortization

Properties	66.4	75.8	96.9	105.7	115.1

Outsourcing assets	62.7	111.9	151.0	162.6	143.8

Amortization of marketable software	65.7	62.9	104.6	149.7	121.6

Common shares outstanding (millions)	43.4	42.6	42.3	37.0	35.4

Stockholders of record (thousands)	18.6	19.1	19.9	20.6	20.7

Employees (thousands)	22.7	22.9	25.6	29.0	30.0

(1)	Includes pretax losses on debt extinguishment of $85.2 million.
(2)	Includes pretax cost-reduction and other charges of $103.1 million and $116.8 million for the years ended December 31, 2008 and 2007, respectively.