Form 10-K, Exhibit 13
period 2012-12-31
UNISYS CORP
filed 2013-02-22
CIK 746838

Unisys Corporation

2012 Annual Report

Unisys Corporation

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

In 2012, the company continued to implement its ongoing program to tighten its strategic focus, strengthen its solutions portfolio, increase the cost efficiency of services operations, and reduce debt and interest expense.

The company’s financial results in 2012 were impacted by charges related to debt-reduction actions taken during the year as well as an increase in pension expense. Also impacting the company’s 2012 results was a $128.6 million, or 20%, revenue decline in the company’s U.S. Federal government business, reflecting ongoing challenges in that market.

The company reported 2012 net income from continuing operations attributable to common shareholders of $129.4 million, or $2.84 per diluted share. The results included pretax debt-reduction charges of $30.6 million, $108.2 million in pretax pension expense and $8.1 million of pretax foreign exchange losses. In 2011, the company reported net income from continuing operations of $120.5 million, or $2.71 per diluted share, which included $85.2 million of pretax debt-reduction charges, $34.3 million of pretax pension expense and pretax foreign exchange gains of $17.2 million.

Revenue for 2012 declined 4% to $3.71 billion compared with $3.85 billion in 2011. The decline in the U.S. Federal government business contributed approximately 3 percentage points to the rate of decline in revenue in 2012.

During 2012, the company retired an aggregate principal amount of $362.3 million of its long-term debt which was funded by the net proceeds of the issuance in August 21, 2012 of $210.0 million of 6.25% senior notes due 2017 and cash on hand. During 2011, the company retired an aggregate principal amount of $477.9 million of long-term debt which was funded by net proceeds of $249.7 million from the sale of mandatory convertible preferred stock (see Note 17 of the Notes to Consolidated Financial Statements) and cash on hand. Year-end 2012 debt was $210.3 million and cash was $655.6 million.

Results of operations

Company results

Revenue for 2012 was $3.71 billion compared with 2011 revenue of $3.85 billion, a decrease of 4%. Foreign currency had a 3-percentage-point negative impact on revenue in 2012 compared with 2011. The decline in revenue from the company’s U.S. Federal business contributed approximately 3 percentage points to the rate of decline in revenue in 2012.

Services revenue in 2012 decreased by 5%. The decline in revenue from the company’s U.S. Federal business contributed approximately 2 percentage points to the rate of decline in services revenue in 2012. Technology revenue in 2012 increased by 3% compared with 2011.

Revenue for 2011 was $3.85 billion compared with 2010 revenue of $4.02 billion, a decrease of 4%. Foreign currency had a 3-percentage-point positive impact on revenue in 2011 compared with 2010. The decline in revenue from the company’s U.S. Federal business contributed approximately 5 percentage points to the rate of decline in revenue in 2011.

Revenue from international operations in 2012, 2011 and 2010 was $2.25 billion, $2.27 billion and $2.29 billion, respectively. Foreign currency had a 5-percentage-point negative impact on international revenue in 2012 compared with 2011, and a 6-percentage-point positive impact on international revenue in 2011 compared with 2010. Revenue from U.S. operations was $1.46 billion in 2012, $1.58 billion in 2011 and $1.73 billion in 2010. In 2012 and 2011, the company’s U.S. revenue declined 8% and 9%, respectively. The $129 million, or 20%, and the $191 million, or 23%, decline in revenue from the company’s U.S. Federal business contributed approximately 9 and 13 percentage points to the rate of decline in U.S. revenue in 2012 and 2011, respectively.

Gross profit percent was 26.3% in 2012, 25.6% in 2011 and 26.7% in 2010. The increase in gross profit percent in 2012 compared with 2011 principally reflects a stronger mix of high-end enterprise server sales. The decrease in gross profit percent in 2011 compared with 2010 principally reflects lower revenue and margin in the company’s U.S. Federal business.

Selling, general and administrative expenses were $572.8 million in 2012 (15.5% of revenue), $586.3 million in 2011 (15.2% of revenue) and $617.1 million in 2010 (15.4% of revenue). The current year includes $14.4 million higher pension expense when compared with 2011, as well as a gain of $10.6 million related to the sale of a subsidiary which has been recorded as a reduction of selling, general and administrative expense (see Note 3 of the Notes to Consolidated Financial Statements). The decline in selling, general and administrative expenses in 2011 compared with 2010 reflects the company’s continued focus on cost reduction.

Research and development (R&D) expenses in 2012 were $81.5 million compared with $76.1 million in 2011 and $78.9 million in 2010. The increase in 2012 compared with 2011 was due to higher pension expense reported as a component of R&D.

In 2012, the company reported an operating profit of $319.2 million compared with $324.6 million in 2011 and $375.7 million in 2010.

Pension expense for 2012 was $108.2 million compared with pension expense of $34.3 million in 2011 and pension income of $2.9 million in 2010. For 2013, the company expects to recognize pension expense of approximately $93.1 million. The company records pension income or expense, as well as other employee-related costs such as payroll taxes and medical insurance costs, in operating income in the following income statement categories: cost of revenue; selling, general and administrative expenses; and research and development expenses. The amount allocated to each category is based on where the salaries of active employees are charged.

Effective January 1, 2011, the company reinstated a company match to its U.S. 401(k) Savings Plan, which had been suspended effective January 1, 2009. The company matches 50 percent of the first

6 percent of eligible pay contributed by participants to the plan on a before-tax basis (subject to IRS limits). The charge to income related to the company match for the years ended December 31, 2012, 2011 and 2010 was $12.1 million, $12.5 million and zero, respectively.

During 2011, the company recorded a charge of $13.5 million ($6.4 million in cost of revenue and $7.1 million in other income/expense) related to the loss of an old non-income tax case concerning the company’s former Brazilian manufacturing operations. During 2011, the company also recorded $14.3 million of income in other income/expense related to a favorable resolution of a Brazilian non-income tax case concerning tax on other income.

Interest expense was $27.5 million in 2012, $63.1 million in 2011 and $101.8 million in 2010. The decline in all years reflects the debt reductions discussed herein. Based on the company’s current outstanding debt, interest expense in 2013 is expected to be approximately $10 million.

Other income (expense), net was expense of $37.6 million in 2012, compared with expense of $55.5 million in 2011 and expense of $51.0 million in 2010. Included in 2012 were charges of $30.6 million related to the debt reductions discussed herein and foreign exchange losses of $8.1 million offset in part by interest income of $10.3 million. Included in 2011 were charges of $85.2 million related to the debt redemptions discussed herein offset in part by income of $7.2 million related to the Brazilian matters discussed above, foreign exchange gains of $17.2 million and interest income of $15.4 million. Included in 2010 were foreign exchange losses of $43.4 million (including $19.9 million related to the Venezuelan devaluation, discussed below) and interest income of $8.3 million.

Income from continuing operations before income taxes in 2012 was $254.1 million compared with income of $206.0 million in 2011 and income of $222.9 million in 2010.

The provision for income taxes in 2012, 2011 and 2010 was $97.3 million, $64.8 million and $58.8 million, respectively. The 2012 income tax provision includes $9.2 million due to a reduction in the UK income tax rate (see Note 7 of the Notes to Consolidated Financial Statements), as well as a $5.6 million benefit related to a UK tax credit. The 2011 and 2010 income tax provisions include benefits due to changes in judgment about the company’s ability to realize deferred tax assets in future years resulting in a net decrease in valuation allowances of $15.2 million and $13.2 million, respectively. The 2011 income tax provision includes a benefit of $28.3 million related to the settlement of two European tax matters, as well as a provision of $8.4 million due to a reduction in the UK income tax rate.

The company evaluates quarterly the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The company will record a tax provision or benefit for those international subsidiaries that do not have a full valuation allowance against their deferred tax assets. Any profit or loss recorded for the company’s U.S. continuing operations will have no provision or benefit associated with it due to its full valuation allowance, except with respect to benefits related to income from discontinued operations, refundable tax credits and withholding taxes not creditable against future taxable income. As a result, the company’s provision or benefit for taxes will vary significantly period to period depending on the geographic distribution of income.

The realization of the company’s net deferred tax assets as of December 31, 2012 is primarily dependent on forecasted future taxable income within certain foreign jurisdictions. Any reduction in estimated forecasted future taxable income may require the company to record an additional valuation allowance against the remaining deferred tax assets. Any increase or decrease in the valuation allowance would result in additional or lower income tax expense in such period and could have a significant impact on that period’s earnings.

Net income from continuing operations attributable to Unisys Corporation for 2012 was income of $129.4 million, or $2.84 per diluted common share, compared with income of $120.5 million, or $2.71 per diluted common share, in 2011 and income of $158.9 million, or income of $3.67 per diluted common share, in 2010.

In 2010, the company sold its health information management (HIM) and its Unisys Insurance Services Limited (UISL) businesses and reported these businesses as discontinued operations. Income from discontinued operations for 2010 was $77.2 million, or $1.78 per diluted common share. See Note 3 of the Notes to Consolidated Financial Statements.

Due to recent year’s inflation rates, the company’s Venezuelan subsidiary has applied highly inflationary accounting beginning January 1, 2010. For those international subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency, and as such, nonmonetary assets and liabilities are translated at historical exchange rates, and monetary assets and liabilities are translated at current exchange rates. Exchange gains and losses arising from translation are included in other income (expense), net. Effective January 11, 2010, the Venezuelan government devalued the Bolivar Fuerte by 50 percent by resetting the official exchange rate from 2.15 to the U.S. dollar to 4.30 to the U.S. dollar. As a result, the company recorded a foreign exchange loss in the first quarter of 2010 of approximately $20 million. The company has used and continues to use the official exchange rate for translation purposes. At December 31, 2012, the company’s operations in Venezuela had net monetary assets denominated in local currency of approximately $20 million. Effective February 13, 2013, the Venezuelan government devalued its currency (Bolivar Fuerte) by resetting the official exchange rate from 4.30 to the U.S. dollar to 6.30 to the U.S. dollar. As a result, the company expects to record a pretax foreign exchange loss in the first quarter of 2013 of approximately $7 million.

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

Also included in the Technology segment’s sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services engagements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2012, 2011 and 2010, was $11.5 million, $8.2 million and $7.2 million, respectively. The profit on these transactions is eliminated in Corporate.

The company evaluates business segment performance on operating income exclusive of pension income or expense, restructuring charges and unusual and nonrecurring items, which are included in Corporate. All other corporate and centrally incurred costs are allocated to the business segments based principally on revenue, employees, square footage or usage. See Note 15 of the Notes to Consolidated Financial Statements.

Information by business segment for 2012, 2011 and 2010 is presented below:

(millions of dollars)	Total	Eliminations	Services	Technology

2012

Customer revenue	$3,706.4		$3,192.4	$514.0

Intersegment		$(123.1)	3.8	119.3
Total revenue	$3,706.4	$(123.1)	$3,196.2	$633.3
Gross profit percent	26.3%		20.0%	63.9%

Operating income percent	8.6%		6.4%	33.1%

2011

Customer revenue	$3,853.8		$3,354.6	$499.2

Intersegment		$(102.6)	6.3	96.3
Total revenue	$3,853.8	$(102.6)	$3,360.9	$595.5
Gross profit percent	25.6%		20.0%	56.9%

Operating income percent	8.4%		6.9%	21.5%

2010

Customer revenue	$4,019.6		$3,457.4	$562.2

Intersegment		$(116.6)	5.9	110.7
Total revenue	$4,019.6	$(116.6)	$3,463.3	$672.9
Gross profit percent	26.7%		20.1%	55.0%

Operating income percent	9.3%		6.7%	21.1%

Gross profit percent and operating income percent are as a percent of total revenue.

Customer revenue by classes of similar products or services, by segment, for 2012, 2011 and 2010 is presented below:

Year ended December 31 (millions)	2012	2011	Percent Change	2010	Percent Change

Services

Systems integration and consulting	$1,079.3	$1,164.7	(7.3)%	$1,223.1	(4.8)%

Outsourcing	1,475.5	1,487.2	(.8)%	1,531.3	(2.9)%

Infrastructure services	442.4	487.0	(9.2)%	472.4	3.1%

Core maintenance	195.2	215.7	(9.5)%	230.6	(6.5)%
	3,192.4	3,354.6	(4.8)%	3,457.4	(3.0)%

Technology

Enterprise-class software and servers	480.3	443.9	8.2%	462.5	(4.0)%

Other technology	33.7	55.3	(39.1)%	99.7	(44.5)%
	514.0	499.2	3.0%	562.2	(11.2)%
Total	$3,706.4	$3,853.8	(3.8)%	$4,019.6	(4.1)%

In the Services segment, customer revenue was $3.19 billion in 2012, $3.35 billion in 2011 and $3.46 billion in 2010. The decline in revenue from the company’s U.S. Federal business contributed approximately 2 and 6 percentage points to the rate of decline in services revenue in 2012 and 2011, respectively. Foreign currency had about a 3-percentage-point negative impact on Services revenue in 2012 compared with 2011, and a 3-percentage-point positive impact in 2011 compared with 2010.

Revenue from systems integration and consulting decreased 7.3% in 2012 compared with 2011, and 2011 revenue declined 4.8% compared with 2010. The decline in revenue from the company’s U.S. Federal business contributed approximately 6 and 5 percentage points to the rate of decline in systems integration and consulting revenue in 2012 and 2011, respectively.

Outsourcing revenue declined .8% in 2012 compared with 2011. In 2011 outsourcing revenue declined 2.9% compared with 2010 as the loss of $117 million in TSA revenue in the company’s U.S. Federal business, which was all included in information technology outsourcing (ITO) revenue, more than offset growth in other ITO outsourcing revenue. The decline in revenue from the company’s U.S. Federal business contributed approximately zero and 9 percentage points to the rate of decline in outsourcing revenue in 2012 and 2011, respectively.

Infrastructure services revenue decreased 9.2% in 2012 compared with 2011 and increased 3.1% in 2011 compared with 2010.

Core maintenance revenue declined 9.5% in 2012 compared with 2011. Core maintenance revenue declined 6.5% in 2011 compared with 2010.

Services gross profit percent was 20.0% in 2012, 20.0% in 2011 and 20.1% in 2010. Services operating income percent was 6.4% in 2012 compared with 6.9% in 2011 and 6.7% in 2010.

In the Technology segment, customer revenue was $514.0 million in 2012, $499.2 million in 2011 and $562.2 million in 2010. Foreign currency translation had about a 3-percentage-point negative impact on Technology revenue in 2012 compared with 2011, and a 2-percentage-point positive impact in 2011 compared with 2010.

Revenue from the company’s enterprise-class software and servers increased 8.2% in 2012 compared with 2011 and decreased 4.0% in 2011 compared with 2010. The company’s ClearPath revenue increased in 2012 compared with 2011 and was essentially flat in 2011 compared with 2010.

Revenue from other technology decreased 39.1% in 2012 compared with 2011 and decreased 44.5% in 2011 compared with 2010. The decline in both years was due to lower sales of third-party equipment.

Technology gross profit percent was 63.9% in 2012, 56.9% in 2011 and 55.0% in 2010. Technology operating income percent was 33.1% in 2012 compared with 21.5% in 2011 and 21.1% in 2010. The increases were due to a higher relative mix of ClearPath sales.

New accounting pronouncements

See Note 5 of the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on the company’s consolidated financial statements.

Financial condition

The company’s principal sources of liquidity are cash on hand, cash from operations and its revolving credit facility, discussed below. The company and certain international subsidiaries have access to uncommitted lines of credit from various banks. The company believes that it will have adequate sources of liquidity to meet its expected 2013 cash requirements.

Cash and cash equivalents at December 31, 2012 were $655.6 million compared with $714.9 million at December 31, 2011. The decline was principally due to cash used for the debt reductions described below.

As of December 31, 2012, $449.7 million of cash and cash equivalents were held by the company’s foreign subsidiaries and branches operating outside of the U.S. In the future, if these funds are needed for the company’s operations in the U.S., the company may be required to accrue and pay taxes to repatriate these funds. See Note 7 of the Notes to Consolidated Financial Statements regarding the company’s intention to indefinitely reinvest earnings of foreign subsidiaries.

During 2012, cash provided by operations was $261.3 million compared with $317.2 million in 2011. Cash provided by operations during 2012 was negatively impacted by an increase in cash contributions to the company’s defined benefit pension plans, offset in part by lower cash payments for interest expense. During 2012, the company contributed cash of $201.5 million to such plans compared with $82.7 million during 2011. The principal reason for the increase was that in the current year, the company contributed $111.1 million to its U.S. qualified defined benefit pension plan compared with no contributions to that plan in 2011.

Cash used for investing activities in 2012 was $126.7 million compared with cash used of $96.3 million in 2011. Net proceeds from investments in 2012 were $1.3 million compared with net proceeds of $3.0 million in 2011. Proceeds from investments and purchases of investments represent derivative financial instruments used to manage the company’s currency exposure to market risks from changes in foreign currency exchange rates. During the year ended December 31, 2012, the net change in restricted deposits resulted in cash usage of $.6 million compared with cash provided of $50.7 million in 2011. In addition, the investment in marketable software was $56.4 million in 2012 compared with $51.7 million in 2011, capital additions of properties were $40.1 million in 2012 compared with $42.2 million in 2011 and capital additions of outsourcing assets were $36.1 million in 2012 compared with $40.5 million in 2011. The current year includes net proceeds of $5.2 million related to sales of businesses and assets compared with net payments of $15.6 million in 2011.

Cash used for financing activities during 2012 was $204.4 million compared with cash used of $319.4 million in 2011. The current year included net cash proceeds of $204.8 million related to the issuance of 6.25% senior notes; cash payments to retire long-term debt of $388.9 million (see discussion below); and $16.2 million of dividends paid on preferred stock. The prior year included cash proceeds of $249.7 million related to the issuance of preferred stock, net of issuance costs; cash payments to retire long-term debt of $555.7 million; and $12.2 million of dividends paid on preferred stock.

At December 31, 2012, total debt was $210.3 million, a decrease of $149.4 million from December 31, 2011.

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

On August 21, 2012, the company issued $210 million of 6.25% senior notes due 2017. During 2012, the company retired an aggregate principal amount of $362.3 million of its long-term debt, comprised of all of the remaining $186.2 million of its 12.75% senior secured notes due 2014, all of the remaining $25.5 million of its 14 1/4% senior secured notes due 2015 and all of the remaining $150.6 million of its 12.50% senior notes due 2016. The company used cash on hand and the net proceeds from the issuance of the 6.25% senior notes due 2017 to fund the retirement of this debt. During 2011, the company retired an aggregate principal amount of $477.9 million of long-term debt which was funded by the sale of mandatory convertible preferred stock (see Note 17 of the Notes to Consolidated Financial Statements) and cash on hand.

In June 2011, the company entered into a five-year secured revolving credit facility which provides for loans and letters of credit up to an aggregate amount of $150 million (with a limit on letters of credit of $100 million). Borrowing limits under the credit agreement are based upon the amount of eligible U.S. accounts receivable. At December 31, 2012, the company had no borrowings and $26.3 million of letters of credit outstanding under the facility. At December 31, 2012, availability under the facility was $94.7 million net of letters of credit issued. Borrowings under the facility will bear interest based on short-term rates. The credit agreement contains customary representations and warranties, including that there has been no material adverse change in the company’s business, properties, operations or financial condition. It also contains financial covenants requiring the company to maintain a minimum fixed charge coverage ratio and, if the company’s consolidated cash plus availability under the credit facility falls below $130 million, a maximum secured leverage ratio. The credit agreement allows the company to pay dividends on its preferred stock unless the company is in default and to, among other things, repurchase its equity, prepay other debt, incur other debt or liens, dispose of assets and make acquisitions, loans and investments, provided the company complies with certain requirements and limitations set forth in the agreement. Events of default include non-payment, failure to comply with covenants, materially incorrect representations and warranties, change of control and default under other debt aggregating at least $50 million. The credit facility is guaranteed by Unisys Holding Corporation, Unisys NPL, Inc. and any future material domestic subsidiaries. The facility is secured by the assets of Unisys Corporation and the subsidiary guarantors, other than certain excluded assets. The company may elect to prepay or terminate the credit facility without penalty.

At December 31, 2012, the company has met all covenants and conditions under its various lending agreements. The company expects to continue to meet these covenants and conditions.

At December 31, 2012, the company had outstanding standby letters of credit and surety bonds of approximately $324 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material.

As described more fully in Notes 9 and 11 of the Notes to Consolidated Financial Statements, at December 31, 2012, the company had certain cash obligations, which are due as follows:

(millions of dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$210.3	$.3	$–	$210.0	$–
Interest payments on long-term debt	65.4	12.9	26.3	26.2	–
Operating leases	271.2	65.7	101.7	57.4	46.4
Minimum purchase obligations	61.9	30.6	31.3	–	–
Total	$608.8	$109.5	$159.3	$293.6	$46.4

As described in Note 16 of the Notes to Consolidated Financial Statements, in 2013, the company expects to make cash contributions of $146.3 million to its worldwide defined benefit pension plans, which is comprised of $111.8 million primarily for non-U.S. defined benefit pension plans and $34.5 million for the company’s U.S. qualified defined benefit pension plan.

The company has on file with the Securities and Exchange Commission an effective registration statement, expiring in June of 2015, covering debt or equity securities, which enables the company to be prepared for future market opportunities.

The company may, from time to time, redeem, tender for, or repurchase its securities in the open market or in privately negotiated transactions depending upon availability, market conditions and other factors.

In December 2012, the company’s Board of Directors authorized the company to purchase up to an aggregate of $50 million of the company’s common stock and mandatory convertible preferred stock through December 31, 2014. Under the authorization, the company can repurchase shares in the open market, which may include the use of 10b5-1 plans, or through privately negotiated transactions. The timing of repurchases, if any, will depend upon several factors, including market and business conditions. Share repurchases may be suspended or discontinued at any time. As of December 31, 2012, no shares have been purchased.

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

The company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign currency exchange rates applied to these derivative financial instruments described above. As of December 31, 2012 and 2011, the analysis indicated that such market movements would have reduced the estimated fair value of these derivative financial instruments by approximately $43 million and $13 million, respectively. Based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and the company’s actual exposures and hedges, actual gains and losses in the future may differ from the above analysis.

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

Recoverability of outsourcing assets is subject to various business risks, including the timely completion and ultimate cost of the outsourcing solution, and realization of expected profitability of existing outsourcing contracts. The company quarterly compares the carrying value of the outsourcing assets with the undiscounted future cash flows expected to be generated by the outsourcing assets to determine if there is an impairment. If impaired, the outsourcing assets are reduced to an estimated fair value on a discounted cash flow approach. The company prepares its cash flow estimates based on assumptions that it believes to be reasonable but are also inherently uncertain. Actual future cash flows could differ from these estimates. At December 31, 2012 and 2011, the net capitalized amount related to outsourcing contracts was $126.3 million and $137.9 million, respectively.

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

At December 31, 2012 and 2011, the company had deferred tax assets in excess of deferred tax liabilities of $2,897.5 million and $2,822.8 million, respectively. For the reasons cited below, at December 31, 2012 and 2011, management determined that it is more likely than not that $165.7 million and $174.3 million, respectively, of such assets will be realized, resulting in a valuation allowance of $2,731.8 million and $2,648.5 million, respectively.

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

Internal Revenue Code Sections 382 and 383 provide annual limitations with respect to the ability of a corporation to utilize its net operating loss and tax credit carryforwards, respectively, against future U.S. taxable income, if the corporation experiences an “ownership change.” The company has determined that, for the purposes of the rules of Section 382, an ownership change occurred in February 2011. See Note 7 of the Notes to Consolidated Financial Statements.

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

Accounting rules governing income taxes also prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The company maintains reserves for estimated tax exposures including penalties and interest. Income tax exposures include potential challenges of intercompany pricing and other tax matters. Exposures are settled primarily through the settlement of audits within these tax jurisdictions, but can also be affected by changes in applicable tax law or other factors, which could cause management of the company to believe a revision of past estimates is appropriate. Management believes that an appropriate liability has been established for estimated exposures; however, actual results may differ materially from these estimates. The liabilities are reviewed quarterly for their adequacy and appropriateness. See Note 7 of the Notes to Consolidated Financial Statements.

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

A significant element in determining the company’s pension income or expense is the expected long-term rate of return on plan assets. The company sets the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. The company considers the current expectations for future returns and the actual historical returns of each asset class. Also, because the company’s investment policy is to actively manage certain asset classes where the potential exists to outperform the broader market, the expected returns for those asset classes are adjusted to reflect the expected additional returns. For 2013 and 2012, the company has assumed that the expected long-term rate of return on U.S. plan assets will be 8.00% for both years and on the company’s non-U.S. plan assets will be 6.40% and 6.59%, respectively. A change of 25 basis points in the expected long-term rate of return for the company’s U.S. and non-U.S. pension plans causes a change of approximately $9 million and $6 million, respectively, in pension expense. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over four years. This produces the expected return on plan assets that is included in pension income or expense. The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains or losses affects the calculated value of plan assets and, ultimately, future pension income or expense. At December 31, 2012, for the company’s U.S. qualified defined benefit pension plan, the calculated value of plan assets was $3.82 billion and the fair value was $3.79 billion.

At the end of each year, the company determines the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the company looks to rates of return on high-quality, fixed-income investments that (a) receive one of the two highest ratings given by a recognized ratings agency and (b) are currently available and expected to be available during the period to maturity of the pension benefits. At December 31, 2012, the company determined this rate to be 4.01% for its U.S. defined benefit pension plans, a decrease of 95 basis points from the rate used at December 31, 2011. A change of 25 basis points in the U.S. and non-U.S. discount rates causes a change in pension expense of approximately $2 million and $5 million, respectively, and a change of approximately $140 million and $122 million, respectively, in the benefit obligation. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, has been deferred, as permitted.

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

As a minimum, amortization of an unrecognized net gain or loss must be included as a component of net pension cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the calculated value of plan assets. If amortization is required, the minimum amortization is that excess above the 10 percent divided by the average remaining life expectancy of the plan participants. For the company’s U.S. qualified defined benefit pension plan and the company’s non-U.S. pension plans, that period is approximately 19 years. At December 31, 2012, based on the calculated value of plan assets, the estimated unrecognized loss for the company’s U.S. qualified defined benefit pension plan and the company’s non-U.S. pension plans was $3.17 billion and $.8 billion, respectively.

For the year ended December 31, 2012, the company recognized consolidated pretax pension expense of $108.2 million, compared with pretax pension expense of $34.3 million for the year ended December 31, 2011. For 2013, the company expects to recognize pension expense of $93.1 million. See Note 16 of the Notes to Consolidated Financial Statements.

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

The company’s future results will depend upon its ability to effectively anticipate and respond to volatility and rapid technological change in its industry. The company operates in a highly volatile industry characterized by rapid technological change, evolving technology standards, short product life cycles and continually changing customer demand patterns. Future success will depend in part on the company’s ability to anticipate and respond to these market trends and to design, develop, introduce, deliver or obtain new and innovative products, services and software on a timely and cost-effective basis. The company may not be successful in anticipating or responding to changes in technology, industry standards or customer preferences, and the market may not demand or accept its services and product offerings. In addition, products and services developed by competitors may make the company’s offerings less competitive.

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

The company has significant pension obligations and may be required to make significant cash contributions to its defined benefit pension plans. The company has unfunded obligations under its U.S. and non-U.S. defined benefit pension plans. Based on current legislation, recent interest rates and expected returns, in 2013 the company estimates that it will make cash contributions of $146.3 million to its worldwide defined benefit pension plans, which is comprised of $34.5 million for the company’s U.S. qualified defined benefit pension plan and $111.8 million primarily for non-U.S. defined benefit pension plans.

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

The company’s future results will depend on its ability to continue to reduce costs, focus its global resources and simplify its business structure. Over the past several years, the company has implemented significant cost-reduction measures and continues to focus on measures intended to further improve cost efficiency. Future results will depend on the success of these efforts as well as on the company’s continued ability to focus its global resources and simplify its business structure.

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

Unisys Corporation

Consolidated Financial Statements

Consolidated Statements of Income

Year ended December 31 (millions, except per share data)	2012	2011	2010
Revenue

Services	$3,192.4	$3,354.6	$3,457.4

Technology	514.0	499.2	562.2
	3,706.4	3,853.8	4,019.6
Costs and expenses

Cost of revenue:

Services	2,567.7	2,672.8	2,731.8

Technology	165.2	194.0	216.1
	2,732.9	2,866.8	2,947.9
Selling, general and administrative expenses	572.8	586.3	617.1

Research and development expenses	81.5	76.1	78.9
	3,387.2	3,529.2	3,643.9

Operating profit	319.2	324.6	375.7

Interest expense	27.5	63.1	101.8

Other income (expense), net	(37.6)	(55.5)	(51.0)

Income from continuing operations before income taxes	254.1	206.0	222.9

Provision for income taxes	97.3	64.8	58.8

Consolidated net income before discontinued operations	156.8	141.2	164.1

Income from discontinued operations, net of tax	–	–	77.2

Consolidated net income	156.8	141.2	241.3

Net income attributable to noncontrolling interests	11.2	7.2	5.2

Net income attributable to Unisys Corporation	145.6	134.0	236.1

Preferred stock dividends	16.2	13.5	–

Net income attributable to Unisys Corporation common shareholders	$129.4	$120.5	$236.1

Amounts attributable to Unisys Corporation common shareholders

Income from continuing operations, net of tax	$129.4	$120.5	$158.9

Income from discontinued operations, net of tax	–	–	77.2

Net income attributable to Unisys Corporation common shareholders	$129.4	$120.5	$236.1

Earnings per common share attributable to Unisys Corporation

Basic

Continuing operations	$2.95	$2.79	$3.74

Discontinued operations	–	–	1.81
Total	$2.95	$2.79	$5.55

Diluted

Continuing operations	$2.84	$2.71	$3.67

Discontinued operations	–	–	1.78

Total	$2.84	$2.71	$5.45

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Comprehensive Income

Year ended December 31 (millions)	2012	2011	2010

Consolidated net income	$156.8	$141.2	$241.3
Other comprehensive income

Foreign currency translation	17.7	(46.3)	24.2

Postretirement adjustments, net of tax of $(28.3) in 2012, $(20.3) in 2011 and $22.1 in 2010	(452.3)	(728.5)	62.7

Total other comprehensive income (loss)	(434.6)	(774.8)	86.9

Comprehensive income (loss)	(277.8)	(633.6)	328.2

Comprehensive income attributable to noncontrolling interests	(9.3)	(5.0)	(6.9)

Comprehensive income (loss) attributable to Unisys Corporation	$(287.1)	$(638.6)	$321.3

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Balance Sheets

December 31 (millions)	2012	2011
Assets
Current assets
Cash and cash equivalents	$655.6	$714.9
Accounts and notes receivable, net	670.2	673.0
Inventories:
Parts and finished equipment	29.3	38.1
Work in process and materials	20.7	26.7
Deferred income taxes	21.6	27.1
Prepaid expenses and other current assets	115.0	123.6
Total	1,512.4	1,603.4
Properties	1,262.2	1,257.2
Less – Accumulated depreciation and amortization	1,085.8	1,065.9
Properties, net	176.4	191.3
Outsourcing assets, net	126.3	137.9
Marketable software, net	124.2	129.8
Prepaid postretirement assets	3.3	43.9
Deferred income taxes	162.7	181.5
Goodwill	192.3	192.5
Other long-term assets	122.8	131.9
Total	$2,420.4	$2,612.2
Liabilities and deficit
Current liabilities
Current maturities of long-term debt	$.3	$.9
Accounts payable	228.6	241.6
Deferred revenue	389.5	448.1
Other accrued liabilities	411.9	425.5
Total	1,030.3	1,116.1
Long-term debt	210.0	358.8
Long-term postretirement liabilities	2,553.5	2,224.0
Long-term deferred revenue	123.1	120.3
Other long-term liabilities	92.2	104.0
Commitments and contingencies
Deficit
6.25% mandatory convertible preferred stock, net of issuance costs (2.6 million shares issued)	249.7	249.7
Common stock, par value $.01 per share (100.0 million shares authorized; 44.3 million shares and 43.8 million shares issued)	.4	.4
Accumulated deficit	(1,891.0)	(2,036.6)
Treasury stock, at cost	(48.8)	(48.1)
Paid-in capital	4,223.1	4,217.4
Accumulated other comprehensive loss	(4,133.6)	(3,700.9)
Total Unisys stockholders’ deficit	(1,600.2)	(1,318.1)
Noncontrolling interests	11.5	7.1
Total deficit	(1,588.7)	(1,311.0)
Total	$2,420.4	$2,612.2

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Cash Flows

Year ended December 31 (millions)	2012	2011	2010
Cash flows from operating activities
Consolidated net income before discontinued operations	$156.8	$141.2	$164.1
Income from discontinued operations, net of tax	–	–	77.2
Add (deduct) items to reconcile consolidated net income to net cash provided by operating activities:
Company stock issued for U.S. 401(k) plan	6.2	11.8	–
Foreign currency transaction losses	–	–	19.9
Loss on debt extinguishment	30.6	85.2	2.1
Employee stock compensation	14.3	13.9	9.4
Depreciation and amortization of properties	54.7	66.4	75.8
Depreciation and amortization of outsourcing assets	57.9	62.7	111.9
Amortization of marketable software	62.0	65.7	62.9
Disposal of capital assets	6.3	1.4	9.8
Gain on sale of businesses and assets	(11.7)	(2.2)	(65.5)
Decrease (increase) in deferred income taxes, net	36.5	28.6	(34.4)
(Increase) decrease in receivables, net	(11.2)	92.1	(31.9)
Decrease in inventories	14.2	22.1	12.4
Decrease (increase) in other assets	15.0	(5.9)	(94.2)
(Decrease) increase in accounts payable and other accrued liabilities	(98.2)	(214.4)	56.5
Decrease in other liabilities	(69.4)	(50.6)	(38.4)
Other	(2.7)	(.8)	(.8)
Net cash provided by operating activities	261.3	317.2	336.8
Cash flows from investing activities
Proceeds from investments	4,108.5	691.2	417.4
Purchases of investments	(4,107.2)	(688.2)	(416.5)
Restricted deposits	(.6)	50.7	23.4
Investment in marketable software	(56.4)	(51.7)	(55.8)
Capital additions of properties	(40.1)	(42.2)	(64.1)
Capital additions of outsourcing assets	(36.1)	(40.5)	(83.2)
Net proceeds (payments) from sales of businesses and assets	5.2	(15.6)	117.2
Net cash used for investing activities	(126.7)	(96.3)	(61.6)
Cash flows from financing activities
Proceeds from issuance of long-term debt	204.8	–	–
Payments of long-term debt	(388.9)	(555.7)	(92.8)
Proceeds from issuance of preferred stock, net of issuance costs	–	249.7	–
Dividends paid on preferred stock	(16.2)	(12.2)	–
Dividends paid to noncontrolling interest	(4.5)	(.4)	–
Financing fees	–	(2.2)	(.1)
Proceeds from exercise of stock options	.4	1.4	1.4
Net cash used for financing activities	(204.4)	(319.4)	(91.5)
Effect of exchange rate changes on cash and cash equivalents	10.5	(14.9)	(3.0)
(Decrease) increase in cash and cash equivalents	(59.3)	(113.4)	180.7
Cash and cash equivalents, beginning of year	714.9	828.3	647.6

Cash and cash equivalents, end of year	$655.6	$714.9	$828.3

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Deficit

		Unisys Corporation
(millions)	Total	Total Unisys Corporation	Preferred Stock	Common Stock Par Value	Accumu- lated Deficit	Treasury Stock At Cost	Paid-in Capital	Accumu- lated Other Compre- hensive Loss	Non- controlling Interests
Balance at December 31, 2009	$(1,271.7)	$(1,268.3)		$.4	$(2,406.7)	$(45.0)	$4,196.5	$(3,013.5)	$(3.4)
Consolidated net income	241.3	236.1			236.1				5.2
Stock-based compensation	9.7	9.7				(1.0)	10.7
Translation adjustments	24.2	25.7						25.7	(1.5)
Postretirement plans	62.7	59.5						59.5	3.2
Balance at December 31, 2010	(933.8)	(937.3)		.4	(2,170.6)	(46.0)	4,207.2	(2,928.3)	3.5
Consolidated net income	141.2	134.0			134.0				7.2
Stock-based compensation	24.3	24.3				(2.1)	26.4
Sale of preferred stock, net of expenses	249.7	249.7	$249.7
Dividends declared to preferred holders	(16.2)	(16.2)					(16.2)
Dividends declared to noncontrolling interests	(1.4)								(1.4)
Translation adjustments	(46.3)	(44.9)						(44.9)	(1.4)
Postretirement plans	(728.5)	(727.7)						(727.7)	(.8)
Balance at December 31, 2011	(1,311.0)	(1,318.1)	249.7	.4	(2,036.6)	(48.1)	4,217.4	(3,700.9)	7.1
Consolidated net income	156.8	145.6			145.6				11.2
Stock-based compensation	21.2	21.2				(.7)	21.9
Dividends declared to preferred holders	(16.2)	(16.2)					(16.2)
Dividends declared to noncontrolling interests	(3.5)								(3.5)
Sale of subsidiary	(1.4)								(1.4)
Translation adjustments	17.7	14.8						14.8	2.9
Postretirement plans	(452.3)	(447.5)						(447.5)	(4.8)
Balance at December 31, 2012	$(1,588.7)	$(1,600.2)	$249.7	$.4	$(1,891.0)	$(48.8)	$4,223.1	$(4,133.6)	$11.5

See notes to consolidated financial statements.

Unisys Corporation

Notes to Consolidated Financial Statements

1. Summary of significant accounting policies

Principles of consolidation The consolidated financial statements include the accounts of all majority-owned subsidiaries.

Use of estimates The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and the reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, outsourcing assets, marketable software, goodwill and other long-lived assets, legal contingencies, indemnifications, and assumptions used in the calculation for systems integration projects, income taxes and retirement and other post-employment benefits, among others. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Cash equivalents All short-term investments purchased with a maturity of three months or less and certificates of deposit which may be withdrawn at any time at the discretion of the company without penalty are classified as cash equivalents.

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

Advertising costs All advertising costs are expensed as incurred. The amount charged to expense during 2012, 2011 and 2010 was $3.1 million, $.9 million and $.6 million, respectively.

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

The company evaluates each deliverable in an arrangement to determine whether it represents a separate unit of accounting. A delivered element constitutes a separate unit of accounting when it has standalone value and there is no customer-negotiated refund or return right for the delivered elements. If these criteria are not met, the deliverable is combined with the undelivered elements and the allocation of the arrangement consideration and revenue recognition are determined for the combined unit as a single unit.

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

Fair value measurements Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities required to be recorded at fair value, the company assumes that the transaction is an orderly transaction that assumes exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities; it is not a forced transaction (for example, a forced liquidation or distress sale). The fair value hierarchy has three levels of inputs that may be used to measure fair value: Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the company can access at the measurement date; Level 2 – Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3 – Unobservable inputs for the asset or liability. The company has applied fair value measurements to its long-term debt (see note 9), derivatives (see note 12) and to its postretirement plan assets (see note 16).

2. Earnings per common share

The following table shows how the earnings per common share attributable to Unisys Corporation were computed for the three years ended December 31, 2012.

Year ended December 31 (millions, except per share data)	2012	2011	2010
Basic earnings per common share computation
Net income from continuing operations attributable to Unisys Corporation common stockholders	$129.4	$120.5	$158.9
Income from discontinued operations, net of tax	–	–	77.2
Net income attributable to Unisys Corporation common stockholders	$129.4	$120.5	$236.1
Weighted average shares (thousands)	43,864	43,145	42,562
Basic earnings per common share
Continuing operations	$2.95	$2.79	$3.74
Discontinued operations	–	–	1.81
Total	$2.95	$2.79	$5.55
Diluted earnings per common share computation
Net income from continuing operations attributable to Unisys Corporation common shareholders	$129.4	$120.5	$158.9
Add preferred stock dividends	16.2	13.5	–
Net income from continuing operations attributable to Unisys Corporation for diluted earnings per share	145.6	134.0	158.9
Income from discontinued operations, net of tax	–	–	77.2
Net income attributable to Unisys Corporation for diluted earnings per share	$145.6	$134.0	$236.1
Weighted average shares (thousands)	43,864	43,145	42,562
Plus incremental shares from assumed conversions
Employee stock plans	439	553	771
Preferred stock	6,913	5,780	–
Adjusted weighted average shares	51,216	49,478	43,333
Diluted earnings per common share
Continuing operations	$2.84	$2.71	$3.67
Discontinued operations	–	–	1.78
Total	$2.84	$2.71	$5.45

In 2012, 2011 and 2010, the following weighted-average number of stock options and restricted stock units were antidilutive and therefore excluded from the computation of diluted earnings per common share (in thousands): 2,261; 2,119; and 2,545, respectively.

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

The results of discontinued operations for the year ended December 31, 2010 was as follows (in millions of dollars):

(millions)	Total	HIM*	UISL**
Revenue	$94.6	$42.0	$52.6
Income
Operations	$8.2	$10.0	$(1.8)
Gain on sale	69.0	64.5	4.5
	77.2	74.5	2.7
Income tax provision	–	–	–
Income from discontinued operations, net of tax	$77.2	$74.5	$2.7

* Includes results of operations through the April 30, 2010 closing date.

** Includes results of operations through the August 31, 2010 closing date.

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

On March 30, 2012, the company completed the sale of its interest in its South African joint venture. A pretax gain of $10.6 million has been reported as a reduction of selling, general and administrative expense in the company’s consolidated statement of income. Going forward, the company will serve this market through a distributor. The joint venture, which had operations in both of the company’s reporting segments of Services and Technology, generated full year 2011 revenue and pretax income of $39.9 million and $7.9 million, respectively.

4. Goodwill

Goodwill is reviewed annually for impairment and whenever events or circumstances occur indicating that goodwill may be impaired. The company performed its annual impairment test in the fourth quarter of 2012, which indicated that goodwill was not impaired.

Changes in the carrying amount of goodwill by segment for the years ended December 31, 2012 and 2011 were as follows:

(millions)	Total	Services	Technology
Balance at December 31, 2010	$197.9	$86.9	$111.0
Transferred to assets held for sale	(1.3)	–	(1.3)
Translation adjustments	(4.1)	(2.7)	(1.4)
Balance at December 31, 2011	192.5	84.2	108.3
Translation adjustments	(.2)	(.6)	.4
Balance at December 31, 2012	$192.3	$83.6	$108.7

5. Recent accounting pronouncements and accounting changes

Effective January 1, 2012, the company adopted Financial Accounting Standards Board (FASB) authoritative guidance that amends previous guidance for the presentation of comprehensive income. The new standard eliminated the option to present other comprehensive income in the statement of changes in equity. Under the revised guidance, an entity has the option to present the components of net income and other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive financial statements. The company is providing two separate but consecutive financial statements. The new standard was required to be applied retrospectively. Other than the change in presentation, the adoption of the new standard did not have an impact on the company’s consolidated financial statements.

Effective January 1, 2012, the company adopted FASB authoritative guidance that amends previous guidance for fair value measurement and disclosure requirements. The revised guidance changes certain fair value measurement principles, clarifies the application of existing fair value measurements and expands the disclosure requirements, particularly for Level 3 fair value measurements. Adoption of the amendments did not have a material impact on the company’s consolidated financial statements.

Effective January 1, 2011, the company adopted two accounting standards issued by the FASB that amended revenue recognition guidance. The first standard supersedes certain prior accounting guidance and requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative standalone selling prices (i.e., the relative-selling-price method). The standard eliminated the use of the residual method of allocation and requires the relative-selling-price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverables subject to this standard. The second standard amended prior software revenue recognition accounting guidance by excluding from the scope of such prior guidance tangible products that contain both software elements and non-software elements that function together to deliver the tangible product’s essential functionality. The company adopted the new standards prospectively for revenue arrangements entered into or materially modified on or after January 1, 2011. In certain of the company’s arrangements, revenue was previously deferred for certain deliverables included in multiple element arrangements where the arrangements also included undelivered services for which the company was unable to demonstrate fair value pursuant to previous standards. The new standards required deliverables for which revenue was previously deferred to be separated and recognized as delivered, rather than combined with undelivered items and recognized over the longest service delivery period. If the new standards were applied to transactions entered into or materially modified in the year ended December 31, 2010, it would not have resulted in a material change to the company’s reported revenue for 2010.

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

Revenue recognized in excess of billings on services contracts, or unbilled accounts receivable, was $150.0 million and $153.5 million at December 31, 2012 and 2011, respectively. Such amounts, a portion of which are awaiting resolution of contract disputes, are included in accounts and notes receivable, net and are stated at net realizable value.

Unearned income, which is deducted from accounts and notes receivable, was $4.4 million and $4.1 million at December 31, 2012 and 2011, respectively. The allowance for doubtful accounts, which is reported as a deduction from accounts and notes receivable, was $28.8 million and $35.3 million at December 31, 2012 and 2011, respectively. The provision for doubtful accounts, which is reported in selling, general and administrative expenses in the consolidated statements of income, was (income) expense of $(2.7) million, $(.6) million and $(.9) million, in 2012, 2011 and 2010, respectively.

7. Income taxes

Following is the total income from continuing operations before income taxes and the continuing operations provision for income taxes for the three years ended December 31, 2012.

Year ended December 31 (millions)	2012	2011	2010
Income (loss) from continuing operations before income taxes
United States	$32.5	$(20.4)	$37.4
Foreign	221.6	226.4	185.5
Total income from continuing operations before income taxes	$254.1	$206.0	$222.9
Continuing operations provision for income taxes
Current
United States	$3.6	$2.8	$8.7
Foreign	66.5	43.8	75.4
State and local	–	.2	.3
Total	70.1	46.8	84.4
Deferred
Foreign	27.2	18.0	(25.6)
Total continuing operations provision for income taxes	$97.3	$64.8	$58.8

Following is a reconciliation of the provision for income taxes at the United States statutory tax rate to the continuing operations provision for income taxes as reported:

Year ended December 31 (millions)	2012	2011	2010
United States statutory income tax provision	$88.9	$72.1	$78.0
Income and losses for which no provision or benefit has been recognized	7.0	21.8	(3.0)
Foreign rate differential and other foreign tax expense	(32.2)	(16.8)	(41.5)
Income tax withholdings	20.3	16.7	22.6
Permanent items	4.0	4.2	4.3
Foreign currency devaluation	–	–	5.7
Enacted rate changes	9.0	8.4	4.1
Change in uncertain tax positions	4.5	6.1	1.0
Change in valuation allowances due to changes in judgment	–	(15.2)	(13.2)
Income tax credits, U.S.	(4.0)	(4.2)	.4
Tax audit matters	–	(28.3)	.1
Other	(.2)	–	.3
Continuing operations provision for income taxes	$97.3	$64.8	$58.8

The 2012 and 2011 provision for income taxes includes $9.2 million and $8.4 million, respectively due to a reduction in the UK income tax rate. The rate reductions were enacted in the third quarters of 2012 and 2011, and reduced the rate from 27% to 26% effective April 1, 2011, to 24% effective April 1, 2012 and to 23% effective April 1, 2013. The tax provisions were caused by a write down of the UK net deferred tax assets. In addition, the 2011 provision for income taxes includes a benefit of $28.3 million related to the settlement of two European tax matters.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 2012 and 2011 were as follows:

December 31 (millions)	2012	2011
Deferred tax assets
Tax loss carryforwards	$914.9	$800.6
Postretirement benefits	905.4	787.1
Foreign tax credit carryforwards	564.3	553.3
Capitalized research and development	149.6	267.4
Other tax credit carryforwards	116.8	144.2
Deferred revenue	76.1	91.0
Employee benefits and compensation	55.9	54.3
Purchased capitalized software	43.7	46.0
Depreciation	34.8	38.6
Capitalized costs	16.5	17.3
Warranty, bad debts and other reserves	15.1	18.4
Debt related	–	8.8
Other	30.0	22.9
	2,923.1	2,849.9
Valuation allowance	(2,731.8)	(2,648.5)
Total deferred tax assets	$191.3	$201.4
Deferred tax liabilities
Other	$25.6	$27.1
Total deferred tax liabilities	$25.6	$27.1
Net deferred tax assets	$165.7	$174.3

At December 31, 2012, the company has U.S. Federal ($385.3 million), state and local ($275.8 million), and foreign ($253.8 million) tax loss carryforwards, the total tax effect of which is $914.9 million. These carryforwards will expire as follows (in millions): 2013, $5.4; 2014, $7.6; 2015, $12.3; 2016, $9.4; 2017, $419.5; and $460.7 thereafter. The company also has available tax credit carryforwards of approximately $681.1 million, which will expire as follows (in millions): 2013, $46.4; 2014, $23.4; 2015, $22.3; 2016, $32.1; 2017, $179.8; and $377.1 thereafter.

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

Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $1,008 million at December 31, 2012. As the company currently intends to indefinitely reinvest all such earnings, no provision has been made for income taxes that may become payable upon distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability.

Cash paid for income taxes, net of refunds, during 2012, 2011 and 2010 was $39.9 million, $74.9 million and $52.7 million, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Year ended December 31 (millions)	2012	2011	2010
Balance at January 1	$24.3	$19.5	$4.0
Additions based on tax positions related to the current year	3.5	6.0	13.9
Changes for tax positions of prior years	1.4	–	2.1
Reductions as a result of a lapse of applicable statute of limitations	(.4)	–	(.1)
Settlements	(.7)	(1.2)	(.4)
Changes due to foreign currency	1.1	–	–
Balance at December 31	$29.2	$24.3	$19.5

The company recognizes penalties and interest accrued related to income tax liabilities in the provision for income taxes in its consolidated statements of income. At December 31, 2012 and 2011, the company had an accrual of $2.0 million and $1.0 million, respectively, for the payment of penalties and interest.

At December 31, 2012, all of the company’s liability for unrecognized tax benefits, if recognized, would affect the company’s effective tax rate. Within the next 12 months, the company believes that it is reasonably possible that the amount of unrecognized tax benefits may significantly change; however, various events could cause this belief to change in the future.

The company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. The company’s U.S. federal income return is under audit for 2010. Several U.S. state and foreign income tax audits are in process. The company is under an audit in India, for which years prior to 2006 are closed. In the fourth quarter of 2012, the company resolved an audit of its Australian subsidiary. The company remains open to examination in Australia from 2009 forward. There are currently no income tax audits in process in either Brazil or the United Kingdom, which are the most significant jurisdictions outside the U.S. For both Brazil and the United Kingdom, the audit period through 2008 is closed. All of the various ongoing income tax audits throughout the world are not expected to have a material impact on the company’s financial position.

Internal Revenue Code Sections 382 and 383 provide annual limitations with respect to the ability of a corporation to utilize its net operating loss (as well as certain built-in losses) and tax credit carryforwards, respectively (Tax Attributes), against future U.S. taxable income, if the corporation experiences an “ownership change.” In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. The company regularly monitors ownership changes (as calculated for purposes of Section 382). The company has determined that, for purposes of the rules of Section 382 described above, an ownership change occurred in February 2011. Any future transaction or transactions and the timing of such transaction or transactions could trigger additional ownership changes under Section 382.

As a result of the ownership change, utilization of the company’s Tax Attributes will be subject to an estimated overall annual limitation determined in part by multiplying the total adjusted aggregate market value of the company’s common stock immediately preceding the ownership change (approximately $1.6 billion) by the applicable long-term tax-exempt rate (4.47% for February 2011), subject to increase or decrease based on the built-in gain or built-in loss, if any, in the company’s assets at the time of the ownership change. Any unused annual limitation may be carried over to later years. Future U.S. taxable income may not be fully offset by existing Tax Attributes, if such income exceeds the company’s annual limitation. However, based on presently available information and the existence of tax planning strategies, currently the company does not expect to incur a U.S. cash tax liability in the near term. The company maintains a full valuation allowance against the realization of all U.S. deferred tax assets as well as certain foreign deferred tax assets in excess of deferred tax liabilities.

8. Properties

Properties comprise the following:

December 31 (millions)	2012	2011
Land	$3.3	$3.3
Buildings	79.0	76.8
Machinery and office equipment	765.4	760.3
Internal-use software	321.5	315.7
Rental equipment	93.0	101.1
Total properties	$1,262.2	$1,257.2

9. Debt

Long-term debt is comprised of the following:

December 31 (millions)	2012	2011
6.25% senior notes due 2017	$210.0	$–
12 3/4% senior secured notes	–	186.2
12 1/2% senior notes	–	150.6
14 1/4% senior secured notes	–	25.5
Other	.3	(2.6)
Total	210.3	359.7
Less – current maturities	.3	.9
Total long-term debt	$210.0	$358.8

Total long-term debt maturities in 2013, 2014, 2015, 2016 and 2017 are $.3 million, $ .0 million, $.0 million, $.0 million and $210.0 million, respectively.

Cash paid for interest during 2012, 2011 and 2010 was $42.5 million, $82.8 million and $111.9 million, respectively. Capitalized interest expense during 2012, 2011 and 2010 was $5.3 million, $4.9 million and $9.1 million, respectively.

On August 21, 2012, the company issued $210 million of 6.25% senior notes due 2017. During 2012, the company retired an aggregate principal amount of $362.3 million of its long-term debt, comprised of all of the remaining $186.2 million of its 12.75% senior secured notes due 2014, all of the remaining $25.5 million of its 14 1/4% senior secured notes due 2015 and all of the remaining $150.6 million of its 12.50% senior notes due 2016. The company used cash on hand and the net proceeds from the issuance of the 6.25% senior notes due 2017 to fund the retirement of this debt. During 2011, the company retired an aggregate principal amount of $477.9 million of long-term debt which was funded by the sale of mandatory convertible preferred stock (see note 17) and cash on hand. As a result of these retirements, the company recognized charges in “Other income (expense), net” of $30.6 million ($26.6 million of premium paid and $4.0 million for the write off of unamortized discounts, issuance costs and gain related to the portion of the notes retired) and $85.2 million ($77.8 million of premium paid and $7.4 million for the write off of unamortized discounts, issuance costs and gain related to the portion of the notes retired) in 2012 and 2011, respectively.

In June 2011, the company entered into a five-year secured revolving credit facility which provides for loans and letters of credit up to an aggregate amount of $150 million (with a limit on letters of credit of $100 million). Borrowing limits under the credit agreement are based upon the amount of eligible U.S. accounts receivable. At December 31, 2012, the company had no borrowings and $26.3 million of letters of credit outstanding under the facility. At December 31, 2012, availability under the facility was $94.7 million net of letters of credit issued. Borrowings under the facility will bear interest based on short-term rates. The credit agreement contains customary representations and warranties, including that there has been no material adverse change in the company’s business, properties, operations or financial condition. It also contains financial covenants requiring the company to maintain a minimum fixed charge coverage ratio and, if the company’s consolidated cash plus availability under the credit facility falls below $130 million, a maximum secured leverage ratio. The credit agreement allows the company to pay dividends on its preferred stock unless the company is in default and to, among other things, repurchase its equity, prepay other debt, incur other debt or liens, dispose of assets and make acquisitions, loans and investments, provided the company complies with certain requirements and limitations set forth in the agreement. Events of default include non-payment, failure to comply with covenants, materially incorrect representations and warranties, change of control and default under other debt aggregating at least $50 million. The credit facility is guaranteed by Unisys Holding Corporation, Unisys NPL, Inc. and any future material domestic subsidiaries. The facility is secured by the assets of Unisys Corporation and the subsidiary guarantors, other than certain excluded assets. The company may elect to prepay or terminate the credit facility without penalty.

At December 31, 2012, the company has met all covenants and conditions under its various lending agreements. The company expects to continue to meet these covenants and conditions.

The company’s principal sources of liquidity are cash on hand, cash from operations and its revolving credit facility, discussed above. The company and certain international subsidiaries have access to uncommitted lines of credit from various banks.

The company’s anticipated future cash expenditures include anticipated contributions to its defined benefit pension plans. The company believes that it has adequate sources of liquidity to meet its expected 2013 cash requirements.

10. Other liabilities

Other accrued liabilities (current) are comprised of the following:

December 31 (millions)	2012	2011
Payrolls and commissions	$128.7	$120.9
Accrued vacations	70.2	70.4
Taxes other than income taxes	48.4	49.8
Income taxes	47.8	28.8
Postretirement	26.8	28.7
Accrued interest	4.7	14.6
Other	85.3	112.3
Total other accrued liabilities	$411.9	$425.5

11. Rental expense and commitments

Rental expense, less income from subleases, for 2012, 2011 and 2010 was $84.7 million, $97.9 million and $100.4 million, respectively. Income from subleases, for 2012, 2011 and 2010 was $8.5 million, $9.8 million and $11.2 million, respectively.

Minimum net rental commitments under noncancelable operating leases, including idle leases, outstanding at December 31, 2012, substantially all of which relate to real properties, were as follows: 2013, $65.7 million; 2014, $56.8 million; 2015, $44.9 million; 2016, $31.8 million; 2017, $25.6 million; and $46.4 million thereafter. Such rental commitments have been reduced by minimum sublease rentals of $32.2 million, due in the future under noncancelable subleases. Included in the net rental commitments at December 31, 2012 is $8.1 million related to idle leases.

At December 31, 2012, the company had outstanding standby letters of credit and surety bonds of approximately $324 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material. In addition, at December 31, 2012, the company had deposits and collateral of approximately $45 million in other long-term assets, principally related to collateralized letters of credit, and to tax and labor contingencies in Brazil.

12. Financial instruments and concentration of credit risks

Due to its foreign operations, the company is exposed to the effects of foreign currency exchange rate fluctuations on the U.S. dollar, principally related to intercompany account balances. The company uses derivative financial instruments to reduce its exposure to market risks from changes in foreign currency exchange rates on such balances. The company enters into foreign exchange forward contracts, generally having maturities of one month, which have not been designated as hedging instruments. At December 31, 2012 and 2011, the notional amount of these contracts was $434.1 million and $130.9 million, respectively and the fair value of such contracts was a net loss of $.9 million and a net gain of $.8 million, respectively, of which a gain of $1.1 million and $.9 million, respectively, has been recognized in “Prepaid expenses and other current assets” and a loss of $2.0 million and $.1 million, respectively, has been recognized in “Other accrued liabilities.” Changes in the fair value of these instruments was a loss of $.4 million, a gain of $3.3 million and a gain of $.6 million, respectively, for years ended December 31, 2012, 2011 and 2010, which has been recognized in earnings in “Other income (expense), net” in the company’s consolidated statement of income. The fair value of these forward contracts is based on quoted prices for similar but not identical financial instruments; as such, the inputs are considered Level 2 inputs.

Financial instruments also include temporary cash investments and customer accounts receivable. Temporary investments are placed with creditworthy financial institutions, primarily in money market funds, time deposits and certificate of deposits which may be withdrawn at any time at the discretion of the company without penalty. At December 31, 2012 and 2011, the company’s cash equivalents principally have maturities of less than one month or can be withdrawn at any time at the discretion of the company without penalty. Due to the short maturities of these instruments, they are carried on the consolidated balance sheets at cost plus accrued interest, which approximates market value. Realized gains or losses during 2012, 2011 and 2010, as well as unrealized gains or losses at December 31, 2012 and 2011, were immaterial. Receivables are due from a large number of customers that are dispersed worldwide across many industries. At December 31, 2012 and 2011, the company had no significant concentrations of credit risk with any one customer. At December 31, 2012 and 2011, the company had approximately $110 million and $140 million, respectively, of receivables due from various U.S. federal governmental agencies. At December 31, 2012 and 2011, the carrying amount of cash and cash equivalents approximated fair value; and the carrying amount of long-term debt was less than the fair value, which is based on market prices (Level 2 inputs), of such debt by approximately $15 million and $37 million, respectively.

13. Foreign currency translation

Due to recent year’s inflation rates, the company’s Venezuelan subsidiary has applied highly inflationary accounting beginning January 1, 2010. For those international subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency, and as such, nonmonetary assets and liabilities are translated at historical exchange rates, and monetary assets and liabilities are translated at current exchange rates. Exchange gains and losses arising from translation are included in other income (expense), net. Effective January 11, 2010, the Venezuelan government devalued the Bolivar Fuerte by 50 percent by resetting the official exchange rate from 2.15 to the U.S. dollar to 4.30 to the U.S. dollar. As a result, the company recorded a foreign exchange loss in the first quarter of 2010 of approximately $20 million. The company has used and continues to use the official exchange rate for translation purposes. At December 31, 2012, the company’s operations in Venezuela had net monetary assets denominated in local currency of approximately $20 million. Effective February 13, 2013, the Venezuelan government devalued its currency (Bolivar Fuerte) by resetting the official exchange rate from 4.30 to the U.S. dollar to 6.30 to the U.S. dollar. As a result, the company expects to record a pretax foreign exchange loss in the first quarter of 2013 of approximately $7 million.

During the years ended December 31, 2012, 2011 and 2010, the company recognized foreign exchange gains (losses) in “Other income (expense), net” in its consolidated statements of income of $(8.1) million, $17.2 million and $(43.4) million, respectively.

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

The company had a competitively awarded contract with the Transportation Security Administration (TSA) that provided for the establishment of secure information technology environments in airports. The Civil Division of the Department of Justice, working with the Inspector General’s Office of the Department of Homeland Security, has reviewed issues relating to labor categorization and overtime on the TSA contract. The company has now begun the process of contract settlement discussions with TSA regarding the labor categorization and overtime issues. The Civil Division is still reviewing issues relating to cyber intrusion protection under the TSA and a follow-on contract. The company is working cooperatively with TSA and the Civil Division on these cyber issues. The company cannot now predict the duration or outcome of these matters.

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

The company’s Brazilian operations, along with those of many other companies doing business in Brazil, are involved in various litigation matters, including numerous governmental assessments related to indirect and other taxes, as well as disputes associated with former employees and contract labor. The tax-related matters pertain to value added taxes, customs, duties, sales and other non-income related tax exposures. The labor-related matters include claims related to compensation matters. The company believes that appropriate accruals have been established for such matters based on information currently available. At December 31, 2012, excluding those matters that have been assessed by management as being remote as to the likelihood of ultimately resulting in a loss, the amount related to unreserved tax-related matters, inclusive of any related interest, is estimated to be up to approximately $135 million.

The company is involved in two matters arising from the sale of its Health Information Management (HIM) business to Molina Information Systems, LLC (Molina) under a 2010 Asset Purchase Agreement (APA). The HIM business provided system solutions and services to state governments, including the States of Maine and Idaho, for administering Medicaid programs. In November 2012, Molina advised the company that Maine has demanded payment of about $32 million from Molina for a six month project delay in the implementation of Maine’s new Medicaid management system. Under the indemnity provision in the APA, the company has accepted a partial indemnity obligation and undertaken the defense of the matter. The company believes there are valid defenses to the allegations made by Maine. In August 2012, Molina sued the company in Federal District Court in Delaware alleging breaches of contract, negligent misrepresentation and intentional misrepresentation with respect to the APA and the Medicaid contract with Idaho. Molina seeks compensatory damages, punitive damages, lost profits, indemnification, and declaratory relief. Molina alleges losses of approximately $35 million in the complaint. The company believes it has valid defenses to the claims in the complaint and will vigorously litigate this matter.

With respect to the specific legal proceedings and claims described above, except as otherwise noted, either (i) the amount or range of possible losses in excess of amounts accrued, if any, is not reasonably estimable or (ii) the company believes that the amount or range of possible losses in excess of amounts accrued that are estimable would not be material.

Litigation is inherently unpredictable and unfavorable resolutions could occur. Accordingly, it is possible that an adverse outcome from such matters could exceed the amounts accrued in an amount that could be material to the company’s financial condition, results of operations and cash flows in any particular reporting period.

Notwithstanding that the ultimate results of the lawsuits, claims, investigations and proceedings that have been brought or asserted against the company are not currently determinable, the company believes that at December 31, 2012, it has adequate provisions for any such matters.

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

Also included in the Technology segment’s sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services engagements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2012, 2011 and 2010, was $11.5 million, $8.2 million and $7.2 million, respectively. The profit on these transactions is eliminated in Corporate.

The company evaluates business segment performance on operating income exclusive of pension income or expense, restructuring charges and unusual and nonrecurring items, which are included in Corporate. All other corporate and centrally incurred costs are allocated to the business segments based principally on revenue, employees, square footage or usage. The changes in Corporate and eliminations operating income are principally due to increases in pension expense.

No single customer accounts for more than 10% of revenue. Revenue from various agencies of the U.S. Government, which is reported in both business segments, was approximately $523 million, $652 million and $842 million in 2012, 2011 and 2010, respectively.

Corporate assets are principally cash and cash equivalents, prepaid postretirement assets and deferred income taxes. The expense or income related to corporate assets is allocated to the business segments.

Customer revenue by classes of similar products or services, by segment, is presented below:

Year ended December 31 (millions)	2012	2011	2010

Services
Systems integration and consulting	$1,079.3	$1,164.7	$1,223.1
Outsourcing	1,475.5	1,487.2	1,531.3
Infrastructure services	442.4	487.0	472.4

Core maintenance	195.2	215.7	230.6
	3,192.4	3,354.6	3,457.4
Technology
Enterprise-class software and servers	480.3	443.9	462.5
Other technology	33.7	55.3	99.7
	514.0	499.2	562.2
Total	$3,706.4	$3,853.8	$4,019.6

Presented below is a reconciliation of segment operating income to consolidated income from continuing operations before income taxes:

Year ended December 31 (millions)	2012	2011	2010
Total segment operating income	$414.3	$360.1	$373.8
Interest expense	(27.5)	(63.1)	(101.8)
Other income (expense), net	(37.6)	(55.5)	(51.0)
Corporate and eliminations	(95.1)	(35.5)	1.9
Total income from continuing operations before income taxes	$254.1	$206.0	$222.9

Presented below is a reconciliation of total business segment assets to consolidated assets:

December 31 (millions)	2012	2011	2010
Total segment assets	$1,469.1	$1,555.9	$1,778.2
Cash and cash equivalents	655.6	714.9	828.3
Deferred income taxes	184.3	208.6	220.3
Prepaid postretirement assets	3.3	43.9	31.2
Other corporate assets	108.1	88.9	162.9
Total assets	$2,420.4	$2,612.2	$3,020.9

A summary of the company’s operations by business segment for 2012, 2011 and 2010 is presented below:

(millions)	Total	Corporate	Services	Technology
2012
Customer revenue	$3,706.4		$3,192.4	$514.0
Intersegment		$(123.1)	3.8	119.3
Total revenue	$3,706.4	$(123.1)	$3,196.2	$633.3
Operating income	$319.2	$(95.1)	$204.6	$209.7
Depreciation and amortization	174.6		102.4	72.2
Total assets	2,420.4	951.3	1,085.9	383.2
Capital expenditures	132.6	3.7	64.7	64.2

2011
Customer revenue	$3,853.8		$3,354.6	$499.2
Intersegment		$(102.6)	6.3	96.3
Total revenue	$3,853.8	$(102.6)	$3,360.9	$595.5
Operating income	$324.6	$(35.5)	$231.8	$128.3
Depreciation and amortization	194.8		116.4	78.4
Total assets	2,612.2	1,056.3	1,164.7	391.2
Capital expenditures	134.4	9.8	65.2	59.4

2010
Customer revenue	$4,019.6		$3,457.4	$562.2
Intersegment		$(116.6)	5.9	110.7
Total revenue	$4,019.6	$(116.6)	$3,463.3	$672.9
Operating income	$375.7	$1.9	$231.6	$142.2
Depreciation and amortization	250.6		191.4	59.2
Total assets	3,020.9	1,242.7	1,359.9	418.3
Capital expenditures	203.1	12.0	125.3	65.8

Geographic information about the company’s revenue, which is principally based on location of the selling organization, properties and outsourcing assets, is presented below:

Year ended December 31 (millions)	2012	2011	2010
Revenue
United States	$1,455.0	$1,577.9	$1,733.1
United Kingdom	496.9	408.7	426.2
Other foreign	1,754.5	1,867.2	1,860.3
Total	$3,706.4	$3,853.8	$4,019.6
Properties, net
United States	$112.7	$127.1	$142.8
United Kingdom	23.1	22.1	23.1
Other foreign	40.6	42.1	53.8
Total	$176.4	$191.3	$219.7
Outsourcing assets, net
United States	$67.1	$61.5	$69.6
United Kingdom	30.3	37.3	31.9
Other foreign	28.9	39.1	60.8
Total	$126.3	$137.9	$162.3

16. Employee plans

Stock plans Under stockholder approved stock-based plans, stock options, stock appreciation rights, restricted stock and restricted stock units may be granted to officers, directors and other key employees. At December 31, 2012, 4.1 million shares of unissued common stock of the company were available for granting under these plans.

As of December 31, 2012, the company has granted non-qualified stock options and restricted stock units under these plans. The company recognizes compensation cost net of a forfeiture rate in selling, general and administrative expenses, and recognizes the compensation cost for only those awards expected to vest. The company estimates the forfeiture rate based on its historical experience and its expectations about future forfeitures.

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

During the year ended December 31, 2012, 2011 and 2010, the company recognized $14.3 million, $13.9 million and $9.4 million of share-based compensation expense, which is comprised of $5.4 million, $4.9 million and $3.9 million of restricted stock unit expense and $8.9 million, $9.0 million and $5.5 million of stock option expense, respectively.

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

The fair value of stock option awards was estimated using the Black-Scholes option pricing model with the following assumptions and weighted-average fair values as follows:

Year Ended December 31	2012	2011	2010
Weighted-average fair value of grant	$9.73	$20.10	$17.83
Risk-free interest rate	.54%	1.71%	1.74%
Expected volatility	71.29%	71.31%	72.20%
Expected life of options in years	3.65	3.62	3.63
Expected dividend yield	–	–	–

A summary of stock option activity for the year ended December 31, 2012 follows (shares in thousands):

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value ($ in millions)
Outstanding at December 31, 2011	2,707	$56.81
Granted	685	19.48
Exercised	(67)	6.03
Forfeited and expired	(559)	121.66
Outstanding at December 31, 2012	2,766	35.50	2.36	$5.9
Expected to vest at December 31, 2012	1,186	27.64	3.52	–
Exercisable at December 31, 2012	1,548	41.79	1.44	$5.9

The aggregate intrinsic value represents the total pretax value of the difference between the company’s closing stock price on the last trading day of the period and the exercise price of the options, multiplied by the number of in-the-money stock options that would have been received by the option holders had all option holders exercised their options on December 31, 2012. The intrinsic value of the company’s stock options changes based on the closing price of the company’s stock. The total intrinsic value of options exercised for the years ended December 31, 2012, 2011 and 2010 was $.9 million, $4.4 million and $5.9 million, respectively. As of December 31, 2012, $5.8 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 1.3 years.

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

A summary of restricted stock unit activity for the year ended December 31, 2012 follows (shares in thousands):

	Restricted Stock Units	Weighted-Average Grant-Date Fair Value
Outstanding at December 31, 2011	384	$32.39
Granted	171	19.39
Vested	(171)	24.21
Forfeited and expired	(23)	26.67
Outstanding at December 31, 2012	361	25.12

The fair value of restricted stock units is determined based on the trading price of the company’s common shares on the date of grant. The aggregate weighted-average grant-date fair value of restricted stock units granted during the years ended December 31, 2012, 2011 and 2010 was $3.3 million, $11.3 million and $7.7 million, respectively. As of December 31, 2012, there was $2.9 million of total unrecognized compensation cost related to outstanding restricted stock units granted under the company’s plans. That cost is expected to be recognized over a weighted-average period of 1.8 years. The aggregate weighted-average grant-date fair value of restricted share units vested during the years ended December 31, 2012, 2011 and 2010 was $4.1 million, $5.7 million and $4.2 million, respectively.

Common stock issued upon exercise of stock options or upon lapse of restrictions on restricted stock units is newly issued shares. Cash received from the exercise of stock options was $.4 million and $1.4 million for the years ended December 31, 2012 and 2011, respectively. During 2012 and 2011, the company did not recognize any tax benefits from the exercise of stock options or upon issuance of stock upon lapse of restrictions on restricted stock units because of its tax position. Any such tax benefits resulting from tax deductions in excess of the compensation costs recognized are classified as financing cash flows.

Defined contribution and compensation plans U.S. employees are eligible to participate in an employee savings plan. Under this plan, employees may contribute a percentage of their pay for investment in various investment alternatives. Effective January 1, 2011, the company reinstated a company match to the U.S. employee savings plan, which had been suspended effective January 1, 2009. The company matches 50 percent of the first 6 percent of eligible pay contributed by participants to the plan on a before-tax basis (subject to IRS limits). In 2012, the company funded the match with a combination of cash and company common stock. In 2011, the company funded the match entirely with the company’s common stock. The charge to income related to the company match for the years ended December 31, 2012, 2011 and 2010, was $12.1 million, $12.5 million and zero, respectively.

The company has defined contribution plans in certain locations outside the United States. The charge to income related to these plans was $30.0 million, $33.7 million and $28.7 million, for the years ended December 31, 2012, 2011 and 2010, respectively.

The company has non-qualified compensation plans, which allow certain highly compensated employees and directors to defer the receipt of a portion of their salary, bonus and fees. Participants can earn a return on their deferred balance that is based on hypothetical investments in various investment vehicles. Changes in the market value of these investments are reflected as an adjustment to the liability with an offset to expense. As of December 31, 2012 and 2011, the liability to the participants of these plans was $11.5 million and $12.0 million, respectively. These amounts reflect the accumulated participant deferrals and earnings thereon as of that date. The company makes no contributions to the deferred compensation plans and remains contingently liable to the participants.

Retirement benefits For the company’s more significant defined benefit pension plans, including the U.S. and the U.K., accrual of future benefits under the plans has ceased.

Retirement plans’ funded status and amounts recognized in the company’s consolidated balance sheets at December 31, 2012 and 2011 follow:

	U.S. Plans		International Plans
December 31 (millions)	2012	2011	2012	2011

Change in projected benefit obligation

Benefit obligation at beginning of year	$5,154.8	$4,862.6	$2,560.1	$2,450.6

Service cost	–	–	8.6	10.7

Interest cost	252.9	264.0	113.1	126.4

Plan participants’ contributions	–	–	3.0	3.4

Plan amendment	–	–	(13.2)	–

Plan curtailment	–	–	(5.7)	(6.0)

Actuarial loss	585.2	373.7	279.8	94.8

Benefits paid	(346.1)	(345.5)	(100.2)	(90.9)

Foreign currency translation adjustments	–	–	99.9	(28.9)

Benefit obligation at end of year	$5,646.8	$5,154.8	$2,945.4	$2,560.1

Change in plan assets

Fair value of plan assets at beginning of year	$3,558.7	$3,899.9	$2,115.8	$2,066.0

Actual return on plan assets	455.7	(3.1)	211.4	87.9

Employer contribution	118.4	7.4	83.1	75.3

Plan participants’ contributions	–	–	3.0	3.4

Benefits paid	(346.1)	(345.5)	(100.2)	(90.9)

Foreign currency translation adjustments	–	–	86.1	(25.9)

Fair value of plan assets at end of year	$3,786.7	$3,558.7	$2,399.2	$2,115.8

Funded status at end of year	$(1,860.1)	$(1,596.1)	$(546.2)	$(444.3)

Amounts recognized in the consolidated balance sheets consist of:

Prepaid postretirement assets	$–	$–	$2.5	$43.2

Other accrued liabilities	(7.3)	(7.3)	(.2)	(.2)

Long-term postretirement liabilities	(1,852.8)	(1,588.8)	(548.5)	(487.3)

Total funded status	$(1,860.1)	$(1,596.1)	$(546.2)	$(444.3)

Accumulated other comprehensive loss, net of tax

Net loss	$3,201.9	$2,910.8	$856.9	$679.6

Prior service cost (credit)	$2.1	$2.8	$(11.9)	$(1.4)

Accumulated benefit obligation	$5,646.8	$5,154.8	$2,934.2	$2,527.8

Information for defined benefit retirement plans with an accumulated benefit obligation in excess of plan assets at December 31, 2012 and 2011 follows:

December 31 (millions)	2012	2011
Accumulated benefit obligation	$7,645.6	$7,279.4

Fair value of plan assets	5,247.8	5,201.1

Information for defined benefit retirement plans with a projected benefit obligation in excess of plan assets at December 31, 2012 and 2011 follows:

December 31 (millions)	2012	2011
Projected benefit obligation	$8,167.4	$7,301.8

Fair value of plan assets	5,758.7	5,218.2

Net periodic pension cost (income) for 2012, 2011 and 2010 includes the following components:

	U.S. Plans			International Plans
Year ended December 31 (millions)	2012	2011	2010	2012	2011	2010

Service cost	$–	$–	$–	$8.6	$10.7	$14.5

Interest cost	252.9	264.0	276.4	113.1	126.4	119.7

Expected return on plan assets	(285.7)	(337.4)	(365.0)	(136.1)	(135.3)	(129.5)

Amortization of prior service cost	.7	.7	.7	(.5)	(.1)	–

Recognized net actuarial loss	124.0	78.5	54.3	36.9	26.8	26.0

Curtailment gain	–	–	–	(5.7)	–	–
Net periodic pension cost (income)	$91.9	$5.8	$(33.6)	$16.3	$28.5	$30.7

Weighted-average assumptions used to determine net periodic pension cost for the years ended December 31 were as follows:

Discount rate	4.96%	5.68%	6.11%	4.65%	5.32%	5.30%

Rate of compensation increase	N/A	N/A	N/A	2.66%	2.93%	3.04%

Expected long-term rate of return on assets	8.00%	8.75%	8.75%	6.59%	6.57%	6.63%

Weighted-average assumptions used to determine benefit obligations at December 31 were as follows:

Discount rate	4.01%	4.96%	5.68%	3.92%	4.65%	5.32%

Rate of compensation increase	N/A	N/A	N/A	2.06%	2.66%	2.93%

The expected pretax amortization in 2013 of net periodic pension cost is as follows: net loss, $192.4 million; and prior service credit, $(.9) million. The amortization of these items is recorded as an element of pension expense. In 2012, pension expense included amortization of $160.9 million of net losses and $.2 million of prior service cost.

The company’s investment policy targets and ranges for each asset category are as follows:

	U.S.		Int’l.
Asset Category	Target	Range	Target	Range

Equity securities	58%	52-64%	37%	31-43%

Debt securities	36%	33-39%	56%	49-62%

Real estate	6%	3-9%	1%	0-3%

Cash	0%	0-5%	1%	0-5%

Other	0%	0%	5%	0-10%

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

In 2013, the company expects to make cash contributions of $146.3 million to its worldwide defined benefit pension plans, which is comprised of $111.8 million primarily for non-U.S. defined benefit pension plans and $34.5 million for the company’s U.S. qualified defined benefit pension plan.

As of December 31, 2012, the following benefit payments, which reflect expected future service where applicable, are expected to be paid from the defined benefit pension plans:

Year ending December 31 (millions)	U.S.	Int’l.

2013	$363.0	$105.8

2014	362.2	103.7

2015	361.7	106.8

2016	361.9	110.1

2017	362.2	113.1

2018 - 2022	1,800.6	607.9

Other postretirement benefits A reconciliation of the benefit obligation, fair value of the plan assets and the funded status of the postretirement benefit plan at December 31, 2012 and 2011, follows:

December 31 (millions)	2012	2011

Change in accumulated benefit obligation

Benefit obligation at beginning of year	$177.6	$168.5

Service cost	.5	.4

Interest cost	8.7	10.0

Plan participants’ contributions	5.3	5.7

Actuarial loss (gain)	10.0	6.5

Federal drug subsidy	2.9	3.0

Benefits paid	(25.7)	(27.5)

Foreign currency translation and other adjustments	1.2	11.0

Benefit obligation at end of year	$180.5	$177.6

Change in plan assets

Fair value of plan assets at beginning of year	$9.3	$9.0

Actual return on plan assets	.4	.2

Employer contributions	20.4	21.9

Plan participants’ contributions	5.3	5.7

Benefits paid	(25.7)	(27.5)

Fair value of plan assets at end of year	$9.7	$9.3

Funded status at end of year	$(170.8)	$(168.3)

Amounts recognized in the consolidated balance sheets consist of:

Prepaid postretirement assets	$.8	$.7

Other accrued liabilities	(19.3)	(21.2)

Long-term postretirement liabilities	(152.3)	(147.8)

Total funded status	$(170.8)	$(168.3)

Accumulated other comprehensive loss, net of tax

Net loss	$52.2	$44.7
Prior service cost	4.8	6.6

Net periodic postretirement benefit cost for 2012, 2011 and 2010, follows:

Year ended December 31 (millions)	2012	2011	2010

Service cost	$.5	$.4	$.4

Interest cost	8.7	10.0	10.7

Expected return on assets	(.5)	(.5)	(.5)

Amortization of prior service cost	1.8	1.8	1.4

Recognized net actuarial loss	3.2	4.2	3.7

Net periodic benefit cost	$13.7	$15.9	$15.7

Weighted-average assumptions used to determine net periodic postretirement benefit cost for the years ended December 31 were as follows:

Discount rate	5.84%	6.42%	6.62%

Expected return on plan assets	6.75%	6.75%	6.75%

Weighted-average assumptions used to determine benefit obligation at December 31 were as follows:
Discount rate	5.15%	5.84%	6.42%

The expected pretax amortization in 2013 of net periodic postretirement benefit cost is as follows: net loss, $5.5 million; and prior service cost, $1.8 million.

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

In 2013, the company expects to contribute approximately $20 million to its postretirement benefit plan.

Assumed health care cost trend rates at December 31	2012	2011

Health care cost trend rate assumed for next year	6.6%	7.3%

Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.8%	5.0%

Year that the rate reaches the ultimate trend rate	2023	2017

A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions of dollars):

	1-Percentage- Point Increase	1-Percentage- Point Decrease

Effect on service and interest cost	$.3	$(.2)

Effect on postretirement benefit obligation	4.4	(5.6)

As of December 31, 2012, the following benefits are expected to be paid to or from the company’s postretirement plan:

Year ending December 31 (millions)	Gross Medicare Part D Receipts	Gross Expected Payments

2013	$2.0	$24.6

2014	1.9	21.9

2015	1.7	21.6

2016	1.6	20.7

2017	1.4	19.8

2018 - 2022	3.8	60.6

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

Commingled Funds – These investments are comprised of debt, equity and other securities and are valued using the NAV provided by trustees of the funds. The NAV is quoted on a private market that is not active. The unit price is based on underlying investments which are traded on markets that may or may not be active.

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

Insurance Contracts – These investments are insurance contracts which are generally invested in fixed income securities. The insurance contracts are carried at book value and adjusted to fair value based on a market value adjustment (MVA) formula determined by the insurance provider. The MVA formula is based on unobservable inputs, which among other items take into consideration the yield earned by contributions during a specified time period, current bond yields and duration. Similar to bonds, as interest rates rise, the market value of the contracts will decrease and as interest rates decline, the market value will increase.

Commingled Funds – These investments are commingled funds, which include a fund of hedge funds, and a multi-asset fund. The NAV is quoted on a private market that is not active. The unit price is based on underlying investments, which are valued based on unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the plans’ assets (liabilities) at fair value at December 31, 2012.

	U.S. Plans				International Plans
December 31, 2012 (millions)	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Pension plans
Equity Securities
Common Stocks	$1,760.8	$1,760.8			$1.9	$1.9
Commingled Funds	426.1		$426.1		885.8		$885.8
Debt Securities
U.S. and U.K. Govt. Securities	145.9	145.9
Other Fixed Income	983.9		983.9		264.0		264.0
Insurance Contracts	90.9			$90.9	146.7			$146.7
Commingled Funds					886.8		886.8
Real Estate
Real Estate Investment Trusts	134.4	134.4			.9	.9
Real Estate	34.8			34.8	31.1			31.1
Other
Derivatives	(5.2)	(3.5)	(1.7)		35.4		35.4
Private Equity	20.8			20.8
Commingled Funds	91.3		91.3		130.2		72.1	58.1
Pooled Funds	190.2		190.2		1.7		1.7
Cash	4.8	4.8			14.7	14.7
Receivables	47.9	47.9
Payables	(139.9)	(139.9)
Total	$3,786.7	$1,950.4	$1,689.8	$146.5	$2,399.2	$17.5	$2,145.8	$235.9
Other postretirement plans
Insurance Contracts	$7.9			$7.9
Exchange Traded Fund – Bond	1.4	$1.4
Pooled Funds	.4		$.4
Total	$9.7	$1.4	$.4	$7.9

The following table sets forth by level, within the fair value hierarchy, the plans’ assets (liabilities) at fair value at December 31, 2011.

	U.S. Plans				International Plans
December 31, 2011 (millions)	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Pension plans
Equity Securities
Common Stocks	$1,627.2	$1,627.2			$4.9	$4.9
Commingled Funds	394.2		$394.2		783.4		$783.4
Debt Securities
U.S. and U.K. Govt. Securities	170.0	170.0
Other Fixed Income	929.7		929.7		242.5		242.5
Insurance Contracts	79.6			$79.6	145.5			$145.5
Commingled Funds					799.9		799.9
Real Estate
Real Estate Investment Trusts	99.8	99.8			.4	.4
Real Estate	33.7			33.7	29.0			29.0
Other
Derivatives	10.4	3.9	6.5		24.7		24.7
Private Equity	45.6			45.6
Commingled Funds	83.6		83.6		60.4		49.9	10.5
Pooled Funds	165.5		165.5		3.7		3.7
Cash	.3	.3			21.4	21.4
Receivables	86.9	86.9
Payables	(167.8)	(167.8)
Total	$3,558.7	$1,820.3	$1,579.5	$158.9	$2,115.8	$26.7	$1,904.1	$185.0
Other postretirement plans
Insurance Contracts	$7.5			$7.5
Exchange Traded Fund – Bond	1.4	$1.4
Pooled Funds	.4		$.4
Total	$9.3	$1.4	$.4	$7.5

The following table sets forth a summary of changes in the fair value of the plans’ Level 3 assets for the year ended December 31, 2012.

(millions)	January 1, 2012	Realized gains (losses)	Purchases or acquisitions	Sales or dispositions	Currency and unrealized gains (losses) relating to instruments still held at December 31, 2012	December 31, 2012
U.S. plans
Pension plan
Real Estate	$33.7	$.3		$(1.2)	$2.0	$34.8
Private Equity	45.6	7.3	$.3	(26.7)	(5.7)	20.8
Insurance Contracts	79.6	–	7.6	–	3.7	90.9

Total	$158.9	$7.6	$7.9	$(27.9)	$–	$146.5

Other postretirement plans
Insurance Contracts	$7.5	$.4	$.3	$(.3)		$7.9

International pension plans
Insurance Contracts	$145.5		$5.5	$(12.1)	$7.8	$146.7
Real Estate	29.0		.4	–	1.7	31.1
Commingled Funds	10.5		41.7	(.2)	6.1	58.1

Total	$185.0		$47.6	$(12.3)	$15.6	$235.9

The following table sets forth a summary of changes in the fair value of the plans’ Level 3 assets for the year ended December 31, 2011.

(millions)	January 1, 2011	Realized gains (losses)	Purchases or acquisitions	Sales or dispositions	Currency and unrealized gains (losses) relating to instruments still held at December 31, 2011	December 31, 2011
U.S. plans
Pension plan
Real Estate	$32.1	$.3		$(1.3)	$2.6	$33.7
Private Equity	56.9	10.0		(27.3)	6.0	45.6
Insurance Contracts	70.3	–	$7.7	–	1.6	79.6
Total	$159.3	$10.3	$7.7	$(28.6)	$10.2	$158.9

Other postretirement plans
Insurance Contracts	$7.4	$.1	$.5	$(.5)		$7.5

International pension plans
Insurance Contracts	$152.6		$4.9	$(11.8)	$(.2)	$145.5
Real Estate	28.1		1.1	(.7)	.5	29.0
Commingled Funds	9.2		1.3	(.2)	.2	10.5

Total	$189.9		$7.3	$(12.7)	$.5	$185.0

17. Stockholders’ equity

The company has 100 million authorized shares of common stock, par value $.01 per share, and 40 million shares of authorized preferred stock, par value $1 per share, issuable in series.

At December 31, 2012, 20.5 million shares of unissued common stock of the company were reserved for stock-based incentive plans and convertible preferred stock.

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

In December 2012, the company’s Board of Directors authorized the company to purchase up to an aggregate of $50 million of the company’s common stock and mandatory convertible preferred stock through December 31, 2014. Under the authorization, the company can repurchase shares in the open market, which may include the use of 10b5-1 plans, or through privately negotiated transactions. The timing of repurchases, if any, will depend upon several factors, including market and business conditions. Share repurchases may be suspended or discontinued at any time. As of December 31, 2012, no shares have been purchased.

Accumulated other comprehensive income (loss) as of December 31, 2012, 2011 and 2010, is as follows:

(millions)	Total	Translation Adjustments	Postretirement Plans
Balance at December 31, 2009	$(3,013.5)	$(629.9)	$(2,383.6)
Change during period	85.2	25.7	59.5

Balance at December 31, 2010	(2,928.3)	(604.2)	(2,324.1)
Change during period	(772.6)	(44.9)	(727.7)

Balance at December 31, 2011	(3,700.9)	(649.1)	(3,051.8)
Change during period	(432.7)	14.8	(447.5)

Balance at December 31, 2012	$(4,133.6)	$(634.3)	$(3,499.3)

The following table summarizes the changes in preferred stock, common stock and treasury stock during the three years ended December 31, 2012:

(millions)	Preferred Stock	Common Stock	Treasury Stock
Balance at December 31, 2009	–	42.5	.2
Stock-based compensation	–	.4	.1

Balance at December 31, 2010	–	42.9	.3
Stock-based compensation	–	.9	–
Sale of preferred stock	2.6	–	–

Balance at December 31, 2011	2.6	43.8	.3
Stock-based compensation	–	.5	.1

Balance at December 31, 2012	2.6	44.3	.4

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Unisys Corporation:

We have audited the accompanying consolidated balance sheets of Unisys Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, deficit and cash flows for each of the years in the three-year period ended December 31, 2012. We also have audited Unisys Corporation’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Unisys Corporation’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unisys Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Unisys Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 22, 2013

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that the company maintained effective internal control over financial reporting as of December 31, 2012, based on the specified criteria.

KPMG LLP, an independent registered public accounting firm, has audited the company’s internal control over financial reporting as of December 31, 2012, as stated in their report that appears on the preceding page.

J. Edward Coleman	Janet Brutschea Haugen
Chairman of the Board and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

Unisys Corporation

Supplemental Financial Data (Unaudited)

Quarterly financial information

(millions, except per share data)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year

2012

Revenue		$928.4	$921.3	$877.4	$979.3	$3,706.4

Gross profit		225.8	243.2	218.6	285.9	973.5

Income before income taxes		41.9	75.2	27.6	109.4	254.1

Net income (loss) attributable to Unisys Corporation common shareholders		13.4	46.6	(12.4)	81.8	129.4

Earnings (loss) per common share attributable to Unisys Corporation

Basic		.31	1.06	(.28)	1.86	2.95

Diluted		.30	.99	(.28)	1.67	2.84

Market price per share	– high	21.74	20.98	22.87	22.28	22.87

	– low	17.50	14.40	16.25	15.04	14.40

2011

Revenue		$911.2	$937.2	$1,020.1	$985.3	$3,853.8

Gross profit		208.2	213.7	284.8	280.3	987.0

Income (loss) before income taxes		(7.8)	(14.6)	117.1	111.3	206.0

Net income (loss) attributable to Unisys Corporation common shareholders		(40.8)	(11.6)	78.6	94.3	120.5

Earnings (loss) per common share attributable to Unisys Corporation

Basic		(.95)	(.27)	1.82	2.17	2.79

Diluted		(.95)	(.27)	1.63	1.94	2.71

Market price per share	– high	41.32	33.14	26.86	27.43	41.32

	– low	25.33	24.05	15.00	13.77	13.77

In the first, second and third quarters of 2012, the company recorded pretax losses on debt extinguishment of $7.2 million, $.3 million ,and $23.1 million, respectively.

In the first, second, third and fourth quarters of 2011, the company recorded pretax losses on debt extinguishment of $31.8 million, $45.7 million, $.1 million, and $7.6 million, respectively.

The individual quarterly per-share amounts may not total to the per-share amount for the full year because of accounting rules governing the computation of earnings per share.

Market prices per share are as quoted on the New York Stock Exchange composite listing.

Five-year summary of selected financial data

(dollars in millions, except per share data)	2012(1)	2011(1)	2010	2009	2008(2)
Results of operations

Revenue	$3,706.4	$3,853.8	$4,019.6	$4,385.7	$4,954.9

Operating income	319.2	324.6	375.7	330.0	2.1

Income (loss) from continuing operations before income taxes	254.1	206.0	222.9	218.2	(97.6)

Net income attributable to noncontrolling interests	11.2	7.2	5.2	3.7	12.4

Net income (loss) attributable to Unisys Corporation common shareholders	129.4	120.5	236.1	189.3	(130.1)

Earnings (loss) per common share from continuing operations

Basic	2.95	2.79	3.74	4.38	(4.20)

Diluted	2.84	2.71	3.67	4.32	(4.20)

Financial position

Total assets	$2,420.4	$2,612.2	$3,020.9	$2,956.9	$2,824.1

Long-term debt	210.0	358.8	823.2	845.9	1,059.1

Deficit	(1,588.7)	(1,311.0)	(933.8)	(1,271.7)	(1,423.8)

Other data

Capital additions of properties	$40.1	$42.2	$64.1	$45.9	$76.9

Capital additions of outsourcing assets	36.1	40.5	83.2	97.8	133.1

Investment in marketable software	56.4	51.7	55.8	57.6	84.5

Depreciation and amortization

Properties	54.7	66.4	75.8	96.9	105.7

Outsourcing assets	57.9	62.7	111.9	151.0	162.6

Amortization of marketable software	62.0	65.7	62.9	104.6	149.7

Common shares outstanding (millions)	44.0	43.4	42.6	42.3	37.0

Stockholders of record (thousands)	17.0	18.6	19.1	19.9	20.6

Employees (thousands)	22.8	22.7	22.9	25.6	29.0

(1)	Includes pretax losses on debt extinguishment of $30.6 million and $85.2 million for the years ended December 31, 2012 and 2011, respectively.
(2)	Includes pretax cost-reduction and other charges of $103.1 million for the year ended December 31, 2008.