Form 10-K, Exhibit 13
period 2013-12-31
UNISYS CORP
filed 2014-02-24
CIK 746838

Unisys Corporation

2013 Annual Report

Unisys Corporation

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The company’s results in 2013 were impacted by lower revenue for systems integration services and enterprise-class software and servers. Revenue for 2013 declined 7% to $3.46 billion compared with $3.71 billion in 2012. Revenue for 2012 included $47.6 million (principally public sector in-quarter sell and bill revenue) from the company’s former South African subsidiary. The company reported 2013 net income of $92.3 million, or $2.08 per diluted share, which included $93.5 million of pretax pension expense. This compared with 2012 net income of $129.4 million, or $2.84 per diluted share, which included $108.2 million in pretax pension expense and $30.6 million of pretax debt reduction charges.

The company’s underfunded defined benefit pension plan obligations improved by approximately $900 million to $1.5 billion at December 31, 2013 from $2.4 billion at December 31, 2012, principally due to an increase in discount rates, as well as higher pension plan assets. This improvement and the company’s 2013 net income were the principal reasons the company’s deficit improved by approximately $925 million from $1.6 billion at December 31, 2012 to $664 million at December 31, 2013.

During 2013, the company reported net cash from operating activities of $187.4 million and ended the year with $639.8 million in cash and $210 million in debt.

Results of operations

Company results

Revenue for 2013 was $3.46 billion compared with 2012 revenue of $3.71 billion, a decrease of 7%. Foreign currency had a 1-percentage-point negative impact on revenue in 2013 compared with 2012.

Services revenue in 2013 decreased by 6% compared with 2012. Technology revenue in 2013 decreased by 10% compared with 2012.

Revenue for 2012 was $3.71 billion compared with 2011 revenue of $3.85 billion, a decrease of 4%. Foreign currency had a 3-percentage-point negative impact on revenue in 2012 compared with 2011. The decline in revenue from the company’s U.S. Federal business contributed approximately 3 percentage points to the rate of decline in revenue in 2012.

Revenue from international operations in 2013, 2012 and 2011 was $2.09 billion, $2.25 billion and $2.27 billion, respectively. Foreign currency had a 1-percentage-point negative impact on international revenue in 2013 compared with 2012, and a 5-percentage-point negative impact on international revenue in 2012 compared with 2011. Revenue from U.S. operations was $1.37 billion in 2013, $1.46 billion in 2012 and $1.58 billion in 2011. In 2013 and 2012, the company’s U.S. revenue declined 6% and 8%, respectively. A $129 million, or 20%, decline in revenue from the company’s U.S. Federal business contributed approximately 9 percentage points to the rate of decline in U.S. revenue in 2012.

Gross profit percent was 24.5% in 2013, 26.3% in 2012 and 25.6% in 2011. The year-over-year change in gross profit percent principally reflects the relative mix of high-end enterprise server sales.

Selling, general and administrative expenses were $559.4 million in 2013 (16.2% of revenue), $572.8 million in 2012 (15.5% of revenue) and $586.3 million in 2011 (15.2% of revenue). In 2012, a gain of $10.6 million related to the sale of a subsidiary was recorded as a reduction of selling, general and administrative expense (see Note 3 of the Notes to Consolidated Financial Statements).

Research and development (R&D) expenses in 2013 were $69.5 million compared with $81.5 million in 2012 and $76.1 million in 2011.

In 2013, the company reported an operating profit of $219.5 million compared with $319.2 million in 2012 and $324.6 million in 2011.

Pension expense for 2013 was $93.5 million compared with $108.2 million in 2012 and $34.3 million in 2011. For 2014, the company expects to recognize pension expense of approximately $78.2 million. The company records pension income or expense, as well as other employee-related costs such as payroll taxes and medical insurance costs, in operating income in the following income statement categories: cost of revenue; selling, general and administrative expenses; and research and development expenses. The amount allocated to each category is based on where the salaries of active employees are charged.

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

Interest expense was $9.9 million in 2013, $27.5 million in 2012 and $63.1 million in 2011. The decline in all years reflects the debt reductions discussed herein.

Other income (expense), net was income of $9.8 million in 2013, compared with expense of $37.6 million in 2012 and expense of $55.5 million in 2011. Included in 2013 were foreign exchange gains of $10.4 million. Included in 2012 were charges of $30.6 million related to the debt reductions and foreign exchange losses of $8.1 million offset in part by interest income of $10.3 million. Included in 2011 were charges of $85.2 million related to the debt reductions, offset in part by income of $7.2 million related to the Brazilian matters discussed above, foreign exchange gains of $17.2 million and interest income of $15.4 million.

Income before income taxes in 2013 was $219.4 million compared with $254.1 million in 2012 and $206.0 million in 2011.

The provision for income taxes in 2013, 2012 and 2011 was $99.3 million, $97.3 million and $64.8 million, respectively. The 2013, 2012 and 2011 income tax provisions include charges of $11.4 million, $9.2 million and $8.4 million, respectively, due to reductions in the UK income tax rate (see Note 7 of the Notes to Consolidated Financial Statements). The 2012 income tax provision also includes a $5.6 million benefit related to a UK tax credit. The 2011 income tax provisions include benefits due to changes in judgment about the company’s ability to realize deferred tax assets in future years, resulting in a net decrease in valuation allowances of $15.2 million. The 2011 income tax provision also includes a benefit of $28.3 million related to the settlement of two European tax matters.

The company evaluates quarterly the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The company will record a tax provision or benefit for those international subsidiaries that do not have a full valuation allowance against their deferred tax assets. Any profit or loss recorded for the company’s U.S. operations will have no provision or benefit associated with it due to its full valuation allowance, except with respect to refundable tax credits and withholding taxes not creditable against future taxable income. As a result, the company’s provision or benefit for taxes may vary significantly period to period depending on the geographic distribution of income.

The realization of the company’s net deferred tax assets as of December 31, 2013 is primarily dependent on forecasted future taxable income within certain foreign jurisdictions. Any reduction in estimated forecasted future taxable income may require the company to record an additional valuation allowance against the remaining deferred tax assets. Any increase or decrease in the valuation allowance would result in additional or lower income tax expense in such period and could have a significant impact on that period’s earnings.

Net income attributable to Unisys Corporation for 2013 was $92.3 million, or $2.08 per diluted common share, compared with income of $129.4 million, or $2.84 per diluted common share, in 2012 and income of $120.5 million, or $2.71 per diluted common share, in 2011.

Effective February 13, 2013, the Venezuelan government devalued its currency (Bolivar Fuerte) by resetting the official exchange rate from 4.30 to the U.S. dollar to 6.30 to the U.S. dollar. As a result, the company recorded a pretax foreign exchange loss in the first quarter of 2013 of $6.5 million. The company has used and continues to use the official exchange rate for translation purposes. At December 31, 2013, the company’s operations in Venezuela had net monetary assets denominated in local currency of approximately $15 million.

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

Also included in the Technology segment’s sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services engagements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2013, 2012 and 2011, was $6.0 million, $11.5 million and $8.2 million, respectively. The profit on these transactions is eliminated in Corporate.

The company evaluates business segment performance based on operating income exclusive of pension income or expense, restructuring charges and unusual and nonrecurring items, which are included in Corporate. All other corporate and centrally incurred costs are allocated to the business segments based principally on revenue, employees, square footage or usage. See Note 15 of the Notes to Consolidated Financial Statements.

Information by business segment for 2013, 2012 and 2011 is presented below:

(millions of dollars)	Total	Eliminations	Services	Technology

2013

Customer revenue	$3,456.5		$2,996.1	$460.4

Intersegment		$(122.5)	1.7	120.8
Total revenue	$3,456.5	$(122.5)	$2,997.8	$581.2
Gross profit percent	24.5%		19.7%	53.9%

Operating income percent	6.4%		6.2%	21.1%

2012

Customer revenue	$3,706.4		$3,192.4	$514.0

Intersegment		$(123.1)	3.8	119.3
Total revenue	$3,706.4	$(123.1)	$3,196.2	$633.3
Gross profit percent	26.3%		20.0%	63.9%

Operating income percent	8.6%		6.4%	33.1%

2011

Customer revenue	$3,853.8		$3,354.6	$499.2

Intersegment		$(102.6)	6.3	96.3
Total revenue	$3,853.8	$(102.6)	$3,360.9	$595.5
Gross profit percent	25.6%		20.0%	56.9%

Operating income percent	8.4%		6.9%	21.5%

Gross profit percent and operating income percent are as a percent of total revenue.

Customer revenue by classes of similar products or services, by segment, for 2013, 2012 and 2011 is presented below:

Year ended December 31 (millions)	2013	2012	Percent Change	2011	Percent Change

Services

Systems integration and consulting	$956.9	$1,079.3	(11.3)%	$1,164.7	(7.3)%

Outsourcing	1,428.7	1,475.5	(3.2)%	1,487.2	(.8)%

Infrastructure services	428.1	442.4	(3.2)%	487.0	(9.2)%

Core maintenance	182.4	195.2	(6.6)%	215.7	(9.5)%
	2,996.1	3,192.4	(6.1)%	3,354.6	(4.8)%

Technology

Enterprise-class software and servers	402.7	480.3	(16.2)%	443.9	8.2%

Other technology	57.7	33.7	71.2%	55.3	(39.1)%
	460.4	514.0	(10.4)%	499.2	3.0%
Total	$3,456.5	$3,706.4	(6.7)%	$3,853.8	(3.8)%

In the Services segment, customer revenue was $3.00 billion in 2013, $3.19 billion in 2012 and $3.35 billion in 2011. The decline in 2013 was principally due to soft demand in systems integration and consulting. The decline in revenue from the company’s U.S. Federal business contributed approximately 2 percentage points to the rate of decline in services revenue in 2012. Foreign currency had about a 1-percentage-point negative impact on Services revenue in 2013 compared with 2012, and a 3-percentage-point negative impact in 2012 compared with 2011.

Revenue from systems integration and consulting decreased 11.3% in 2013 compared with 2012, and 2012 revenue declined 7.3% compared with 2011. The decline in 2013 was due to lower demand for project-based services and solutions, particularly public sector in-period sell and bill revenue. The decline in revenue from the company’s U.S. Federal business contributed approximately 6 percentage points to the rate of decline in systems integration and consulting revenue in 2012.

Outsourcing revenue declined 3.2% in 2013 compared with 2012. In 2012 outsourcing revenue declined .8% compared with 2011.

Infrastructure services revenue decreased 3.2% in 2013 compared with 2012 and decreased 9.2% in 2012 compared with 2011.

Core maintenance revenue declined 6.6% in 2013 compared with 2012. Core maintenance revenue declined 9.5% in 2012 compared with 2011.

Services gross profit percent was 19.7% in 2013, 20.0% in 2012 and 20.0% in 2011. Services operating income percent was 6.2% in 2013 compared with 6.4% in 2012 and 6.9% in 2011.

In the Technology segment, customer revenue decreased 10.4% in 2013 compared with 2012, and 2012 revenue increased 3.0% compared with 2011. Foreign currency translations had negligible impact on Technology revenue in 2013 compared with 2012, and a 3-percentage-point negative impact in 2012 compared with 2011.

Revenue from the company’s enterprise-class software and servers decreased 16.2% in 2013 compared with 2012 and increased 8.2% in 2012 compared with 2011. The decrease or increase in revenue from enterprise-class software and servers revenue in the respective years was due to either a decrease or an increase in revenue from the company’s ClearPath product revenue.

Revenue from other technology (which is principally sales of third-party equipment) increased $24.0 million in 2013 compared with 2012 and decreased $21.6 million in 2012 compared with 2011.

Technology gross profit percent was 53.9% in 2013, 63.9% in 2012 and 56.9% in 2011. Technology operating income percent was 21.1% in 2013 compared with 33.1% in 2012 and 21.5% in 2011. The changes were due to the relative mix of ClearPath sales.

New accounting pronouncements

See Note 5 of the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on the company’s consolidated financial statements.

Financial condition

The company’s principal sources of liquidity are cash on hand, cash from operations and its revolving credit facility, discussed below. The company and certain international subsidiaries have access to uncommitted lines of credit from various banks. The company believes that it will have adequate sources of liquidity to meet its expected 2014 cash requirements.

Cash and cash equivalents at December 31, 2013 were $639.8 million compared with $655.6 million at December 31, 2012.

As of December 31, 2013, $424.5 million of cash and cash equivalents were held by the company’s foreign subsidiaries and branches operating outside of the U.S. In the future, if these funds are needed for the company’s operations in the U.S., the company may be required to accrue and pay taxes to repatriate these funds. See Note 7 of the Notes to Consolidated Financial Statements regarding the company’s intention to indefinitely reinvest earnings of foreign subsidiaries.

During 2013, cash provided by operations was $187.4 million compared with $261.3 million in 2012. Cash provided by operations during 2013 was positively impacted by a decrease in cash contributions to the company’s defined benefit pension plans as well as lower cash payments for interest expense. During 2013, the company contributed cash of $147.2 million to its defined benefit pension plans, which included $33.8 million to its U.S. qualified defined benefit pension plan, compared with $201.5 million, which included $111.1 million to its U.S. qualified defined benefit pension plan during 2012.

Cash used for investing activities in 2013 was $162.7 million compared with cash used of $126.7 million in 2012. Net purchases of investments in 2013 were $9.9 million compared with net proceeds of $1.3 million in 2012. Proceeds from investments and purchases of investments represent derivative financial instruments used to manage the company’s currency exposure to market risks from changes in foreign currency exchange rates. In addition, the investment in marketable software was $64.3 million in 2013 compared with $56.4 million in 2012, capital additions of properties were $47.2 million in 2013 compared with $40.1 million in 2012 and capital additions of outsourcing assets were $39.9 million in 2013 compared with $36.1 million in 2012.

Cash used for financing activities during 2013 was $23.0 million compared with cash used of $204.4 million in 2012. The current year included $11.7 million for common stock repurchases. The prior year included net cash proceeds of $204.8 million related to the issuance of 6.25% senior notes and cash payments to retire long-term debt of $388.9 million (see discussion below).

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

The company has paid dividends on each share of the mandatory convertible preferred stock on a cumulative basis at an annual rate of 6.25% on the initial liquidation preference of $100 per share (equivalent to $6.25 per share, or a total of $16.2 million, per year). Dividends accrue and accumulate from the date of issuance and are payable on March 1, June 1, September 1 and December 1. The final dividend will be paid in cash on March 1, 2014, the mandatory conversion date.

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

In June 2011, the company entered into a five-year secured revolving credit facility which provides for loans and letters of credit up to an aggregate amount of $150 million (with a limit on letters of credit of $100 million). Borrowing limits under the credit agreement are based upon the amount of eligible U.S. accounts receivable. At December 31, 2013, the company had no borrowings and $24.1 million of letters of credit outstanding under the facility. At December 31, 2013, availability under the facility was $112.8 million net of letters of credit issued. Borrowings under the facility will bear interest based on short-term rates. The credit agreement contains customary representations and warranties, including that there has been no material adverse change in the company’s business, properties, operations or financial condition. It also contains financial covenants requiring the company to maintain a minimum fixed charge coverage ratio and, if the company’s consolidated cash plus availability under the credit facility falls below $130 million, a maximum secured leverage ratio. The credit agreement allows the company to pay dividends on its preferred stock unless the company is in default and to, among other things, repurchase its equity, prepay other debt, incur other debt or liens, dispose of assets and make acquisitions, loans and investments, provided the company complies with certain requirements and limitations set forth in the agreement. Events of default include non-payment, failure to comply with covenants, materially incorrect representations and warranties, change of control and default under other debt aggregating at least $50 million. The credit facility is guaranteed by Unisys Holding Corporation, Unisys NPL, Inc., Unisys AP Investment Company I and any future material domestic subsidiaries. The facility is secured by the assets of Unisys Corporation and the subsidiary guarantors, other than certain excluded assets. The company may elect to prepay or terminate the credit facility without penalty.

At December 31, 2013, the company has met all covenants and conditions under its various lending agreements. The company expects to continue to meet these covenants and conditions.

At December 31, 2013, the company had outstanding standby letters of credit and surety bonds totaling approximately $338 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material.

As described more fully in Notes 9 and 11 of the Notes to Consolidated Financial Statements, at December 31, 2013, the company had certain cash obligations, which are due as follows:

(millions of dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$210.0	$–	$–	$210.0	$–
Interest payments on long-term debt	52.5	13.1	26.3	13.1	–
Operating leases	224.3	61.1	84.8	46.0	32.4
Minimum purchase obligations	31.2	23.5	7.7	–	–
Total	$518.0	$97.7	$118.8	$269.1	$32.4

As described in Note 16 of the Notes to Consolidated Financial Statements, in 2014, the company expects to make cash contributions to its worldwide defined benefit pension plans of approximately $232.4 million, which is comprised of $106.7 million primarily for non-U.S. defined benefit pension plans and $125.7 million for the company’s U.S. qualified defined benefit pension plan.

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

On December 10, 2012, the company announced that its Board of Directors had authorized the company to purchase up to an aggregate of $50 million of the company’s common stock and mandatory convertible preferred stock through December 31, 2014. During the twelve months ended December 31, 2013, the company repurchased an aggregate of ..6 million shares of common stock for approximately $11.7 million. Actual cash disbursements for repurchased shares may differ if the settlement dates for shares repurchased occurs after the end of a quarter. At December 31, 2013, there remained approximately $38.3 million available for future repurchases under the Board authorization.

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

The company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign currency exchange rates applied to these derivative financial instruments described above. As of December 31, 2013 and 2012, the analysis indicated that such market movements would have reduced the estimated fair value of these derivative financial instruments by approximately $48 million and $43 million, respectively. Based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and the company’s actual exposures and hedges, actual gains and losses in the future may differ from the above analysis.

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

Outsourcing

Typically, the initial terms of the company’s outsourcing contracts are between 3 and 5 years. System development activity on outsourcing contracts often requires upfront investments by the company. The company funds these investments from customer prepayments and operating cash flow. Also, in the early phases of these contracts, gross margins may be lower than in later years when the work force and facilities have been rationalized for efficient operations.

Revenue under these contracts is recognized when the company performs the services or processes transactions in accordance with contractual performance standards. Customer prepayments (even if nonrefundable) are deferred (classified as a liability) and recognized systematically as revenue over the initial contract term.

Costs on outsourcing contracts are charged to expense as incurred. However, direct costs incurred related to the inception of an outsourcing contract (principally initial customer setup) are deferred and charged to expense over the initial contract term. In addition, the costs of equipment and software, some of which are internally developed, are capitalized and depreciated over the shorter of their life or the initial contract term.

Recoverability of outsourcing assets is subject to various business risks, including the timely completion and ultimate cost of the outsourcing solution, and realization of expected profitability of existing outsourcing contracts. Quarterly, the company compares the carrying value of the outsourcing assets with the undiscounted future cash flows expected to be generated by the outsourcing assets to determine if the assets are impaired. If impaired, the outsourcing assets are reduced to an estimated fair value on a discounted cash flow approach. The company prepares its cash flow estimates based on assumptions that it believes to be reasonable but are also inherently uncertain. Actual future cash flows could differ from these estimates.

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

At December 31, 2013 and 2012, the company had deferred tax assets in excess of deferred tax liabilities of $2,112.7 million and $2,897.5 million, respectively. For the reasons cited below, at December 31, 2013 and 2012, management determined that it is more likely than not that $113.9 million and $165.7 million, respectively, of such assets will be realized, resulting in a valuation allowance of $1,998.8 million and $2,731.8 million, respectively.

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

As a result of the ownership change, utilization of the company’s Tax Attributes will be subject to an overall annual limitation of $70.6 million. This limitation will be applied first to any recognized built in losses, then to any net operating losses, and then to any other Tax Attributes. Any unused limitation may be carried over to later years. As of December 31, 2013, due to the ownership change in 2011, the Section 382 limitation and accompanying built in losses caused the company to reduce its deferred tax assets and related valuation allowance by $389.6 million. Based on presently available information and the existence of tax planning strategies, the company does not expect to incur a U.S. cash tax liability in the near term. The company maintains a full valuation allowance against the realization of all U.S. deferred tax assets as well as certain foreign deferred tax assets in excess of deferred tax liabilities. See Note 7 of the Notes to Consolidated Financial Statements.

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

A significant element in determining the company’s pension income or expense is the expected long-term rate of return on plan assets. The company sets the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. The company considers the current expectations for future returns and the actual historical returns of each asset class. Also, because the company’s investment policy is to actively manage certain asset classes where the potential exists to outperform the broader market, the expected returns for those asset classes are adjusted to reflect the expected additional returns. For 2014 and 2013, the company has assumed that the expected long-term rate of return on U.S. plan assets will be 7.72% and 8.00%, respectively, and on the company’s non-U.S. plan assets will be 6.45% and 6.40%, respectively. A change of 25 basis points in the expected long-term rate of return for the company’s U.S. and non-U.S. pension plans causes a change of approximately $9 million and $6 million, respectively, in pension expense. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over four years. This produces the expected return on plan assets that is included in pension income or expense. The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains or losses affects the calculated value of plan assets and, ultimately, future pension income or expense. At December 31, 2013, for the company’s U.S. qualified defined benefit pension plan, the calculated value of plan assets was $3.86 billion and the fair value was $4.05 billion.

At the end of each year, the company determines the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the company looks to rates of return on high-quality, fixed-income investments that (a) receive one of the two highest ratings given by a recognized ratings agency and (b) are currently available and expected to be available during the period to maturity of the pension benefits. At December 31, 2013, the company determined this rate to be 5.02% for its U.S. defined benefit pension plans, an increase of 101 basis points from the rate used at December 31, 2012, and 4.15% for the company’s non-U.S. defined benefit pension plans, an increase of 23 basis points from the rate used at December 31, 2012. A change of 25 basis points in the U.S. and non-U.S. discount rates causes a change in pension expense of approximately $1 million and $6 million, respectively, and a change of approximately $136 million and $126 million, respectively, in the benefit obligation. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, has been deferred, as permitted.

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

At a minimum, amortization of an unrecognized net gain or loss must be included as a component of net pension cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the calculated value of plan assets. If amortization is required, the minimum amortization is that excess above the 10 percent divided by the average remaining life expectancy of the plan participants. For the company’s U.S. qualified defined benefit pension plan and the company’s non-U.S. pension plans, that period is approximately 19 and 20 years, respectively. At December 31, 2013, the estimated unrecognized loss for the company’s U.S. qualified defined benefit pension plan and the company’s non-U.S. pension plans was $2.59 billion and $.7 billion, respectively.

For the year ended December 31, 2013, the company recognized consolidated pension expense of $93.5 million, compared with $108.2 million for the year ended December 31, 2012. For 2014, the company expects to recognize pension expense of $78.2 million. See Note 16 of the Notes to Consolidated Financial Statements.

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

Factors that could affect future results include the following:

The company’s future results will depend upon its ability to effectively anticipate and respond to volatility and rapid technological change in its industry. The company operates in a highly volatile industry characterized by rapid technological change, evolving technology standards, short product life cycles and continually changing customer demand patterns. Future success will depend in part on the company’s ability to anticipate and respond to these market trends and to design, develop, introduce, deliver or obtain new and innovative products, services and software on a timely and cost-effective basis using new delivery models such as cloud computing. The company may not be successful in anticipating or responding to changes in technology, industry standards or customer preferences, and the market may not demand or accept its services and product offerings. In addition, products and services developed by competitors may make the company’s offerings less competitive.

Future results will depend on the company’s ability to drive profitable growth in consulting and systems integration. The company’s ability to grow profitably in this business will depend on the level of demand for systems integration projects and the portfolio of solutions the company offers for specific industries. It will also depend on an efficient utilization of services delivery personnel. In addition, profit margins in this business are a function of both the portfolio of solutions sold in a given period and the rates the company is able to charge for services and the chargeability of its professionals. If the company is unable to attain sufficient rates and chargeability for its professionals, profit margins will be adversely affected. The rates the company is able to charge for services are affected by a number of factors, including clients’ perception of the company’s ability to add value through its services; introduction of new services or products by the company or its competitors; pricing policies of competitors; and general economic conditions. Chargeability is also affected by a number of factors, including the company’s ability to transition employees from completed projects to new engagements, and its ability to forecast demand for services and thereby maintain an appropriate headcount.

The company’s future results will depend on its ability to profitably grow its outsourcing business. The company’s outsourcing contracts are multiyear engagements under which the company takes over management and support of a client’s data center operations, end user devices, business processes or applications. System development activity on outsourcing contracts may require the company to make upfront investments. The company will need to have available sufficient financial resources in order to make these investments. Outsourcing contracts can be highly complex and can involve the design, development, implementation and operation of new solutions and the transitioning of clients from their existing processes to the new environment. Future results will depend on the company’s ability to effectively and timely complete these implementations and transitions.

Future results will also depend on the company’s ability to maintain and grow its technology business. The company continues to invest in developing new high-end enterprise server products, cybersecurity software, cloud-based products and other offerings to meet client needs. Future results will depend on the company’s ability to effectively market and sell these new products while maintaining its installed base for ClearPath and developing next-generation ClearPath products.

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

Future results will depend in part on the performance and capabilities of third parties with whom the company has commercial relationships. The company maintains business relationships with suppliers, channel partners and other parties that have complementary products, services or skills. Future results will depend, in part, on the performance and capabilities of these third parties, on the ability of external suppliers to deliver components at reasonable prices and in a timely manner, and on the financial condition of, and the company’s relationship with, distributors and other indirect channel partners, which can affect the company’s capacity to effectively and efficiently serve current and potential customers and end users.

The company’s future results will depend in part on its ability to attract, motivate and retain experienced and knowledgeable personnel in key positions. The success of the company’s business is dependent upon its ability to employ and train individuals with the requisite knowledge, skills and experience to execute the company’s business model and achieve its business objectives.

The company has significant pension obligations and may be required to make additional significant cash contributions to its defined benefit pension plans. The company has unfunded obligations under its U.S. and non-U.S. defined benefit pension plans. In 2013, the company made cash contributions of $147.2 million to its worldwide defined benefit pension plans. Based on current legislation, recent interest rates and expected returns, in 2014 the company estimates that it will make cash contributions to its worldwide defined benefit pension plans of approximately $232.4 million, which is comprised of $125.7 million for the company’s U.S. qualified defined benefit pension plan and $106.7 million primarily for non-U.S. defined benefit pension plans.

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

The company’s future results will depend on its ability to continue to simplify its operations and provide services more cost efficiently. Over the past several years, the company has implemented significant cost-reduction measures and continues to focus on measures intended to further improve cost efficiency. Future results will depend on the success of these efforts as well as on the company’s continued ability to focus its global resources and simplify its business structure.

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

Breaches of data security could expose the company to legal liability and could harm the company’s business and reputation. The company’s business includes managing, processing, storing and transmitting proprietary and confidential data, including personal information, within the company’s own IT systems and those that the company designs, develops, hosts or manages for clients. Breaches of data security involving these systems by hackers, other third parties or the company’s employees, despite established security controls with respect to this data, could result in the loss of data or the unauthorized disclosure or misuse of confidential information of the company, its clients, or others. This could result in litigation and legal liability for the company, lead to the loss of existing or potential clients, adversely affect the market’s perception of the security and reliability of the company’s products and services and lead to shutdowns or disruptions of the company’s IT systems. In addition, such breaches could subject the company to fines and penalties for violations of data privacy laws. This may negatively impact the company’s reputation and financial results.

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

The company could face business and financial risk in implementing future dispositions or acquisitions. As part of the company’s business strategy, it may from time to time consider disposing of existing technologies, products and businesses that may no longer be in alignment with its strategic direction, including transactions of a material size, or acquiring complementary technologies, products and businesses. Potential risks with respect to dispositions include difficulty finding buyers or alternative exit strategies on acceptable terms in a timely manner; potential loss of employees or clients; dispositions at unfavorable prices or on unfavorable terms, including relating to retained liabilities; and post-closing indemnity claims. Any acquisitions may result in the incurrence of substantial additional indebtedness or contingent liabilities. Acquisitions could also result in potentially dilutive issuances of equity securities and an increase in amortization expenses related to intangible assets. Additional potential risks associated with acquisitions include integration difficulties; difficulties in maintaining or enhancing the profitability of any acquired business; risks of entering markets in which the company has no or limited prior experience; potential loss of employees or failure to maintain or renew any contracts of any acquired business; and expenses of any undiscovered or potential liabilities of the acquired product or business, including relating to employee benefits contribution obligations or environmental requirements. Further, with respect to both dispositions and acquisitions, management’s attention could be diverted from other business concerns. Adverse credit conditions could also affect the company’s ability to consummate dispositions or acquisitions. The risks associated with dispositions and acquisitions could have a material adverse effect upon the company’s business, financial condition and results of operations. There can be no assurance that the company will be successful in consummating future dispositions or acquisitions on favorable terms or at all.

Unisys Corporation

Consolidated Financial Statements

Consolidated Statements of Income

Year ended December 31 (millions, except per share data)	2013	2012	2011
Revenue

Services	$2,996.1	$3,192.4	$3,354.6

Technology	460.4	514.0	499.2
	3,456.5	3,706.4	3,853.8
Costs and expenses

Cost of revenue:

Services	2,405.5	2,567.7	2,672.8

Technology	202.6	165.2	194.0
	2,608.1	2,732.9	2,866.8
Selling, general and administrative expenses	559.4	572.8	586.3

Research and development expenses	69.5	81.5	76.1
	3,237.0	3,387.2	3,529.2

Operating profit	219.5	319.2	324.6

Interest expense	9.9	27.5	63.1

Other income (expense), net	9.8	(37.6)	(55.5)

Income before income taxes	219.4	254.1	206.0

Provision for income taxes	99.3	97.3	64.8

Consolidated net income	120.1	156.8	141.2

Net income attributable to noncontrolling interests	11.6	11.2	7.2

Net income attributable to Unisys Corporation	108.5	145.6	134.0

Preferred stock dividends	16.2	16.2	13.5

Net income attributable to Unisys Corporation common shareholders	$92.3	$129.4	$120.5

Earnings per common share attributable to Unisys Corporation

Basic	$2.10	$2.95	$2.79

Diluted	$2.08	$2.84	$2.71

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Comprehensive Income

Year ended December 31 (millions)	2013	2012	2011

Consolidated net income	$120.1	$156.8	$141.2
Other comprehensive income

Foreign currency translation	(40.1)	17.7	(46.3)

Postretirement adjustments, net of tax of $14.6 in 2013, $(28.3) in 2012 and $(20.3) in 2011	853.8	(452.3)	(728.5)

Total other comprehensive income (loss)	813.7	(434.6)	(774.8)

Comprehensive income (loss)	933.8	(277.8)	(633.6)

Comprehensive income attributable to noncontrolling interests	(25.1)	(9.3)	(5.0)

Comprehensive income (loss) attributable to Unisys Corporation	$908.7	$(287.1)	$(638.6)

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Balance Sheets

December 31 (millions)	2013	2012
Assets
Current assets
Cash and cash equivalents	$639.8	$655.6
Accounts and notes receivable, net	683.1	670.2
Inventories:
Parts and finished equipment	32.8	29.3
Work in process and materials	22.3	20.7
Deferred income taxes	24.1	21.6
Prepaid expenses and other current assets	138.7	115.0
Total	1,540.8	1,512.4
Properties	1,095.5	1,262.2
Less – Accumulated depreciation and amortization	920.8	1,085.8
Properties, net	174.7	176.4
Outsourcing assets, net	115.5	126.3
Marketable software, net	129.1	124.2
Prepaid postretirement assets	83.7	3.3
Deferred income taxes	112.3	162.7
Goodwill	188.7	192.3
Other long-term assets	165.2	122.8
Total	$2,510.0	$2,420.4
Liabilities and deficit
Current liabilities
Current maturities of long-term debt	$–	$.3
Accounts payable	246.7	228.6
Deferred revenue	402.4	389.5
Other accrued liabilities	375.7	411.9
Total	1,024.8	1,030.3
Long-term debt	210.0	210.0
Long-term postretirement liabilities	1,697.2	2,553.5
Long-term deferred revenue	122.7	123.1
Other long-term liabilities	119.2	92.2
Commitments and contingencies
Deficit
6.25% mandatory convertible preferred stock, net of issuance costs (2.6 million shares issued)	249.7	249.7
Common stock, par value $.01 per share (100.0 million shares authorized; 45.1 million shares and 44.3 million shares issued)	.4	.4
Accumulated deficit	(1,782.5)	(1,891.0)
Treasury stock, at cost	(62.4)	(48.8)
Paid-in capital	4,227.7	4,223.1
Accumulated other comprehensive loss	(3,333.4)	(4,133.6)
Total Unisys stockholders’ deficit	(700.5)	(1,600.2)
Noncontrolling interests	36.6	11.5
Total deficit	(663.9)	(1,588.7)
Total	$2,510.0	$2,420.4

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Cash Flows

Year ended December 31 (millions)	2013	2012*	2011*
Cash flows from operating activities
Consolidated net income	$120.1	$156.8	$141.2
Add (deduct) items to reconcile consolidated net income to net cash provided by operating activities:
Company stock issued for U.S. 401(k) plan	–	6.2	11.8
Foreign currency transaction losses	6.5	–	–
Loss on debt extinguishment	–	30.6	85.2
Employee stock compensation	12.5	14.3	13.9
Depreciation and amortization of properties	46.7	54.7	66.4
Depreciation and amortization of outsourcing assets	53.5	57.9	62.7
Amortization of marketable software	59.4	62.0	65.7
Disposal of capital assets	2.0	6.3	1.4
Loss (gain) on sale of businesses and assets	1.5	(11.7)	(2.2)
Pension contributions	(147.2)	(201.5)	(82.7)
Pension expense	93.5	108.2	34.3
Decrease in deferred income taxes, net	29.4	26.3	18.9
(Increase) decrease in receivables, net	(63.5)	(11.2)	92.1
(Increase) decrease in inventories	(6.5)	14.2	22.1
(Increase) decrease in other assets	(16.5)	32.2	28.3
Increase (decrease) in accounts payable and other accrued liabilities	1.9	(80.7)	(197.3)
Decrease in other liabilities	(5.3)	(.6)	(43.8)
Other	(.6)	(2.7)	(.8)
Net cash provided by operating activities	187.4	261.3	317.2
Cash flows from investing activities
Proceeds from investments	5,315.9	4,108.5	691.2
Purchases of investments	(5,325.8)	(4,107.2)	(688.2)
Restricted deposits	(1.3)	(.6)	50.7
Investment in marketable software	(64.3)	(56.4)	(51.7)
Capital additions of properties	(47.2)	(40.1)	(42.2)
Capital additions of outsourcing assets	(39.9)	(36.1)	(40.5)
Net (payments) proceeds from sales of businesses and assets	(.1)	5.2	(15.6)
Net cash used for investing activities	(162.7)	(126.7)	(96.3)
Cash flows from financing activities
Common stock repurchases	(11.7)	–	–
Dividends paid on preferred stock	(16.2)	(16.2)	(12.2)
Proceeds from issuance of long-term debt	–	204.8	–
Payments of long-term debt	–	(388.9)	(555.7)
Proceeds from issuance of preferred stock, net of issuance costs	–	–	249.7
Dividends paid to noncontrolling interest	–	(4.5)	(.4)
Financing fees	–	–	(2.2)
Proceeds from exercise of stock options	4.9	.4	1.4
Net cash used for financing activities	(23.0)	(204.4)	(319.4)
Effect of exchange rate changes on cash and cash equivalents	(17.5)	10.5	(14.9)
(Decrease) increase in cash and cash equivalents	(15.8)	(59.3)	(113.4)
Cash and cash equivalents, beginning of year	655.6	714.9	828.3

Cash and cash equivalents, end of year	$639.8	$655.6	$714.9

* Changed to conform to the current-year presentation. See Note 1.

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Deficit

		Unisys Corporation
(millions)	Total	Total Unisys Corporation	Preferred Stock	Common Stock Par Value	Accumu- lated Deficit	Treasury Stock At Cost	Paid-in Capital	Accumu- lated Other Compre- hensive Loss	Non- controlling Interests
Balance at December 31, 2010	$(933.8)	$(937.3)		$.4	$(2,170.6)	$(46.0)	$4,207.2	$(2,928.3)	$3.5
Consolidated net income	141.2	134.0			134.0				7.2
Stock-based compensation	24.3	24.3				(2.1)	26.4
Sale of preferred stock, net of expenses	249.7	249.7	$249.7
Dividends declared to preferred holders	(16.2)	(16.2)					(16.2)
Dividends declared to noncontrolling interests	(1.4)								(1.4)
Translation adjustments	(46.3)	(44.9)						(44.9)	(1.4)
Postretirement plans	(728.5)	(727.7)						(727.7)	(.8)
Balance at December 31, 2011	(1,311.0)	(1,318.1)	249.7	.4	(2,036.6)	(48.1)	4,217.4	(3,700.9)	7.1
Consolidated net income	156.8	145.6			145.6				11.2
Stock-based compensation	21.2	21.2				(.7)	21.9
Dividends declared to preferred holders	(16.2)	(16.2)					(16.2)
Dividends declared to noncontrolling interests	(3.5)								(3.5)
Sale of subsidiary	(1.4)								(1.4)
Translation adjustments	17.7	14.8						14.8	2.9
Postretirement plans	(452.3)	(447.5)						(447.5)	(4.8)
Balance at December 31, 2012	(1,588.7)	(1,600.2)	249.7	.4	(1,891.0)	(48.8)	4,223.1	(4,133.6)	11.5
Consolidated net income	120.1	108.5			108.5				11.6
Stock-based compensation	14.8	14.8				(1.9)	16.7
Dividends declared to preferred holders	(12.1)	(12.1)					(12.1)
Common stock repurchases	(11.7)	(11.7)				(11.7)
Translation adjustments	(40.1)	(42.5)						(42.5)	2.4
Postretirement plans	853.8	842.7						842.7	11.1
Balance at December 31, 2013	$(663.9)	$(700.5)	$249.7	$.4	$(1,782.5)	$(62.4)	$4,227.7	$(3,333.4)	$36.6

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

Advertising costs All advertising costs are expensed as incurred. The amount charged to expense during 2013, 2012 and 2011 was $2.5 million, $3.1 million and $.9 million, respectively.

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

For multiple-element arrangements that include products or services that (a) do not include the licensing, selling or leasing of software, or (b) contain software that is incidental to the products or services as a whole or (c) contain software components that are sold, licensed or leased with tangible products when the software components and non-software components (i.e., the hardware and software) of the tangible product function together to deliver the tangible product’s essential functionality (e.g., sales of the company’s enterprise-class servers including hardware and software), or some combination of the above, the allocation of revenue is based on the relative selling prices of each of the deliverables in the arrangement based on the selling price hierarchy, discussed above.

For multiple-element arrangements that include both software and non-software deliverables, the company allocates arrangement consideration to the software group and to the non-software group based on the relative selling prices of the deliverables in the arrangement based on the selling price hierarchy discussed above. For the software group, arrangement consideration is further allocated using VSOE as described above.

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

Outsourcing assets Costs on outsourcing contracts are generally expensed as incurred. However, certain costs incurred upon initiation of an outsourcing contract (principally initial customer setup) are deferred and expensed over the initial contract life. Additionally, marketable software development costs incurred to develop specific application software for outsourcing are capitalized once technological feasibility has been established. Capitalized software used in outsourcing arrangements is amortized based on current and estimated future revenue from the product. The amortization expense is not less than straight-line amortization expense over the product’s useful life. Fixed assets acquired in connection with outsourcing contracts are capitalized and depreciated over the shorter of the initial contract life or in accordance with the fixed asset policy described above.

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

Statements of Cash Flows In 2013, the company began to report its defined benefit pension plans contributions and expense as separate line items within the operating cash flow section of its consolidated statements of cash flows. The prior year’s statements of cash flows have been changed to present pension plans contributions and expense separately and to adjust the amounts presented for other assets and liabilities. There was no change to total net cash provided by operating activities in the prior years.

2. Earnings per common share

The following table shows how the earnings per common share attributable to Unisys Corporation were computed for the three years ended December 31, 2013.

Year ended December 31 (millions, except per share data)	2013	2012	2011
Basic earnings per common share computation
Net income attributable to Unisys Corporation common stockholders	$92.3	$129.4	$120.5
Weighted average shares (thousands)	43,899	43,864	43,145
Basic earnings per common share	$2.10	$2.95	$2.79
Diluted earnings per common share computation
Net income attributable to Unisys Corporation common stockholders	$92.3	$129.4	$120.5
Add preferred stock dividends	–	16.2	13.5
Net income attributable to Unisys Corporation for diluted earnings per share	$92.3	$145.6	$134.0
Weighted average shares (thousands)	43,899	43,864	43,145
Plus incremental shares from assumed conversions
Employee stock plans	448	439	553
Preferred stock	–	6,913	5,780
Adjusted weighted average shares	44,347	51,216	49,478
Diluted earnings per common share	$2.08	$2.84	$2.71

In 2013, 2012 and 2011, the following weighted-average number of stock options and restricted stock units were antidilutive and therefore excluded from the computation of diluted earnings per common share (in thousands): 2,142; 2,261; and 2,119, respectively. In 2013, 6,913 (in thousands) of weighted-average mandatory convertible preferred stock were antidilutive and therefore excluded from the computation of diluted earnings per share.

3. Sale of business

On March 30, 2012, the company completed the sale of its interest in its South African joint venture and reported a pretax gain of $10.6 million, which was reported as a reduction of selling, general and administrative expense in the company’s consolidated statement of income. Since the sale, the company has served this market through a distributor. The joint venture, which had operations in both of the company’s reporting segments of Services and Technology, generated full year 2011 revenue and pretax income of $39.9 million and $7.9 million, respectively and 2012 (through the date of sale) revenue and pretax income of $47.6 million and $7.6 million, respectively.

4. Goodwill

Goodwill is reviewed annually for impairment and whenever events or circumstances occur indicating that goodwill may be impaired. The company performed its annual impairment test in the fourth quarter of 2013, which indicated that goodwill was not impaired.

Changes in the carrying amount of goodwill by segment for the years ended December 31, 2013 and 2012 were as follows:

(millions)	Total	Services	Technology
Balance at December 31, 2011	$192.5	$84.2	$108.3
Translation adjustments	(.2)	(.6)	.4
Balance at December 31, 2012	192.3	83.6	108.7
Translation adjustments	(3.6)	(3.6)	–
Balance at December 31, 2013	$188.7	$80.0	$108.7

5. Recent accounting pronouncements and accounting changes

Effective January 1, 2013, the company adopted the Financial Accounting Standards Board authoritative guidance that requires companies to disclose the following: (a) for items reclassified out of accumulated other comprehensive income (AOCI) and into net income in their entirety, the effect of the reclassification on each affected income statement line item; and (b) for AOCI reclassification items that are not reclassified in their entirety into net income, a cross reference to other required U.S. GAAP disclosures. The new standard was required to be applied prospectively. Other than additional disclosure, the adoption of the new standard did not have an impact on the company’s consolidated financial statements.

6. Accounts receivable

Accounts receivable consist principally of trade accounts receivable from customers and are generally unsecured and due within 30 to 90 days. Credit losses relating to these receivables consistently have been within management’s expectations. Expected credit losses are recorded as an allowance for doubtful accounts in the consolidated balance sheets. Estimates of expected credit losses are based primarily on the aging of the accounts receivable balances. The company records a specific reserve for individual accounts when it becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. The collection policies and procedures of the company vary by credit class and prior payment history of customers.

Revenue recognized in excess of billings on services contracts, or unbilled accounts receivable, was $125.0 million and $150.0 million at December 31, 2013 and 2012, respectively. Such amounts, a portion of which are awaiting resolution of contract disputes, are included in accounts and notes receivable, net and are stated at net realizable value.

Unearned income, which is deducted from accounts and notes receivable, was $10.5 million and $4.4 million at December 31, 2013 and 2012, respectively. The allowance for doubtful accounts, which is reported as a deduction from accounts and notes receivable, was $28.3 million and $28.8 million at December 31, 2013 and 2012, respectively. The provision for doubtful accounts, which is reported in selling, general and administrative expenses in the consolidated statements of income, was (income) expense of $(.6) million, $(2.7) million and $(.6) million, in 2013, 2012 and 2011, respectively.

7. Income taxes

Following is the total income before income taxes and the provision for income taxes for the three years ended December 31, 2013.

Year ended December 31 (millions)	2013	2012	2011
Income before income taxes
United States	$28.4	$32.5	$(20.4)
Foreign	191.0	221.6	226.4
Total income before income taxes	$219.4	$254.1	$206.0
Provision for income taxes
Current
United States	$8.0	$3.6	$2.8
Foreign	63.0	66.5	43.8
State and local	(.2)	–	.2
Total	70.8	70.1	46.8
Deferred
Foreign	28.5	27.2	18.0
Total provision for income taxes	$99.3	$97.3	$64.8

Following is a reconciliation of the provision for income taxes at the United States statutory tax rate to the provision for income taxes as reported:

Year ended December 31 (millions)	2013	2012	2011
United States statutory income tax provision	$76.8	$88.9	$72.1
Income and losses for which no provision or benefit has been recognized	13.5	7.0	21.8
Foreign rate differential and other foreign tax expense	(23.0)	(32.2)	(16.8)
Income tax withholdings	15.4	20.3	16.7
Permanent items	4.0	4.0	4.2
Enacted rate changes	8.9	9.0	8.4
Change in uncertain tax positions	4.4	4.5	6.1
Change in valuation allowances due to changes in judgment	(.5)	–	(15.2)
Income tax credits, U.S.	–	(4.0)	(4.2)
Tax audit matters	–	–	(28.3)
Other	(.2)	(.2)	–
Provision for income taxes	$99.3	$97.3	$64.8

The 2013, 2012 and 2011 provision for income taxes includes $11.4 million, $9.2 million and $8.4 million, respectively due to a reduction in the UK income tax rate. The rate reductions were enacted in the third quarters of 2013, 2012 and 2011, and reduced the rate from 27% to 26% effective April 1, 2011, to 24% effective April 1, 2012, to 23% effective April 1, 2013, to 21% effective April 1, 2014 and to 20% effective April 1, 2015. The tax provisions were caused by a write down of the UK net deferred tax assets. In addition, the 2011 provision for income taxes includes a benefit of $28.3 million related to the settlement of two European tax matters.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 2013 and 2012 were as follows:

December 31 (millions)	2013	2012
Deferred tax assets
Tax loss carryforwards	$888.8	$914.9
Postretirement benefits	566.3	905.4
Foreign tax credit carryforwards	252.4	564.3
Capitalized research and development	89.7	149.6
Other tax credit carryforwards	88.9	116.8
Deferred revenue	86.4	76.1
Employee benefits and compensation	42.4	55.9
Purchased capitalized software	41.3	43.7
Depreciation	31.6	34.8
Capitalized costs	16.5	16.5
Warranty, bad debts and other reserves	14.6	15.1
Other	26.8	30.0
	2,145.7	2,923.1
Valuation allowance	(1,998.8)	(2,731.8)
Total deferred tax assets	$146.9	$191.3
Deferred tax liabilities
Other	$33.0	$25.6
Total deferred tax liabilities	$33.0	$25.6
Net deferred tax assets	$113.9	$165.7

At December 31, 2013, the company has U.S. Federal ($421.2 million), state and local ($198.1 million), and foreign ($269.5 million) tax loss carryforwards, the total tax effect of which is $888.8 million. These carryforwards will expire as follows (in millions): 2014, $8.3; 2015, $9.9; 2016, $8.8; 2017, $14.0; 2018, $33.8; and $814.0 thereafter. The company also has available tax credit carryforwards of approximately $341.3 million, which will expire as follows (in millions): 2014, $8.1; 2015, $7.5; 2016, $11.0; 2017, $45.0; 2018, $20.7; and $249.0 thereafter.

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

Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $1,129.9 million at December 31, 2013. As the company currently intends to indefinitely reinvest all such earnings, no provision has been made for income taxes that may become payable upon distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability.

Cash paid for income taxes, net of refunds, during 2013, 2012 and 2011 was $63.8 million, $39.9 million and $74.9 million, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Year ended December 31 (millions)	2013	2012	2011
Balance at January 1	$29.2	$24.3	$19.5
Additions based on tax positions related to the current year	(2.4)	3.5	6.0
Changes for tax positions of prior years	(.1)	1.4	–
Reductions as a result of a lapse of applicable statute of limitations	–	(.4)	–
Settlements	(.2)	(.7)	(1.2)
Changes due to foreign currency	(.2)	1.1	–
Balance at December 31	$26.3	$29.2	$24.3

The company recognizes penalties and interest accrued related to income tax liabilities in the provision for income taxes in its consolidated statements of income. At December 31, 2013 and 2012, the company had an accrual of $2.1 million and $2.0 million, respectively, for the payment of penalties and interest.

At December 31, 2013, all of the company’s liability for unrecognized tax benefits, if recognized, would affect the company’s effective tax rate. Within the next 12 months, the company believes that it is reasonably possible that the amount of unrecognized tax benefits may significantly change; however, various events could cause this belief to change in the future.

The company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. The company’s U.S. federal income return is under audit for 2010. Several U.S. state and foreign income tax audits are in process. The company is under an audit in India, for which years prior to 2006 are closed. There are currently no income tax audits in process in either Brazil or the United Kingdom, which are the most significant jurisdictions outside the U.S. For Brazil and the United Kingdom, the audit periods through 2008 and 2009, respectively, are closed. All of the various ongoing income tax audits throughout the world are not expected to have a material impact on the company’s financial position.

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

As a result of the ownership change, utilization of the company’s Tax Attributes will be subject to an overall annual limitation of $70.6 million. This limitation will be applied first to any recognized built in losses, then to any net operating losses, and then to any other Tax Attributes. Any unused limitation may be carried over to later years. As of December 31, 2013, due to the ownership change in 2011, the Section 382 limitation and accompanying built in losses caused the company to reduce its deferred tax assets and related valuation allowance by $389.6 million. Based on presently available information and the existence of tax planning strategies, the company does not expect to incur a U.S. cash tax liability in the near term. The company maintains a full valuation allowance against the realization of all U.S. deferred tax assets as well as certain foreign deferred tax assets in excess of deferred tax liabilities.

8. Properties

Properties comprise the following:

December 31 (millions)	2013	2012
Land	$3.2	$3.3
Buildings	86.1	79.0
Machinery and office equipment	677.8	765.4
Internal-use software	244.6	321.5
Rental equipment	83.8	93.0
Total properties	$1,095.5	$1,262.2

9. Debt

Long-term debt is comprised of the following:

December 31 (millions)	2013	2012
6.25% senior notes due 2017	$210.0	$210.0
Other	–	.3
Total	210.0	210.3
Less – current maturities	–	.3
Total long-term debt	$210.0	$210.0

All $210.0 million of long-term debt matures in 2017.

Cash paid for interest during 2013, 2012 and 2011 was $12.9 million, $42.5 million and $82.8 million, respectively. Capitalized interest expense during 2013, 2012 and 2011 was $3.2 million, $5.3 million and $4.9 million, respectively.

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

In June 2011, the company entered into a five-year secured revolving credit facility which provides for loans and letters of credit up to an aggregate amount of $150 million (with a limit on letters of credit of $100 million). Borrowing limits under the credit agreement are based upon the amount of eligible U.S. accounts receivable. At December 31, 2013, the company had no borrowings and $24.1 million of letters of credit outstanding under the facility. At December 31, 2013, availability under the facility was $112.8 million net of letters of credit issued. Borrowings under the facility will bear interest based on short-term rates. The credit agreement contains customary representations and warranties, including that there has been no material adverse change in the company’s business, properties, operations or financial condition. It also contains financial covenants requiring the company to maintain a minimum fixed charge coverage ratio and, if the company’s consolidated cash plus availability under the credit facility falls below $130 million, a maximum secured leverage ratio. The credit agreement allows the company to pay dividends on its preferred stock unless the company is in default and to, among other things, repurchase its equity, prepay other debt, incur other debt or liens, dispose of assets and make acquisitions, loans and investments, provided the company complies with certain requirements and limitations set forth in the agreement. Events of default include non-payment, failure to comply with covenants, materially incorrect representations and warranties, change of control and default under other debt aggregating at least $50 million. The credit facility is guaranteed by Unisys Holding Corporation, Unisys NPL, Inc., Unisys AP Investment Company I and any future material domestic subsidiaries. The facility is secured by the assets of Unisys Corporation and the subsidiary guarantors, other than certain excluded assets. The company may elect to prepay or terminate the credit facility without penalty.

At December 31, 2013, the company has met all covenants and conditions under its various lending agreements. The company expects to continue to meet these covenants and conditions.

The company’s principal sources of liquidity are cash on hand, cash from operations and its revolving credit facility, discussed above. The company and certain international subsidiaries have access to uncommitted lines of credit from various banks.

The company’s anticipated future cash expenditures include anticipated contributions to its defined benefit pension plans. The company believes that it has adequate sources of liquidity to meet its expected 2014 cash requirements.

10. Other liabilities

Other accrued liabilities (current) are comprised of the following:

December 31 (millions)	2013	2012
Payrolls and commissions	$103.9	$128.7
Accrued vacations	67.2	70.2
Taxes other than income taxes	62.4	48.4
Income taxes	40.9	47.8
Postretirement	25.1	26.8
Accrued interest	4.9	4.7
Other	71.3	85.3
Total other accrued liabilities	$375.7	$411.9

11. Rental expense and commitments

Rental expense, less income from subleases, for 2013, 2012 and 2011 was $85.3 million, $84.7 million and $97.9 million, respectively. Income from subleases, for 2013, 2012 and 2011 was $7.4 million, $8.5 million and $9.8 million, respectively.

Minimum net rental commitments under noncancelable operating leases, including idle leases, outstanding at December 31, 2013, substantially all of which relate to real properties, were as follows: 2014, $61.1 million; 2015, $48.4 million; 2016, $36.4 million; 2017, $28.3 million; 2018, $17.7 million; and $32.4 million thereafter. Such rental commitments have been reduced by minimum sublease rentals of $31.6 million, due in the future under noncancelable subleases.

At December 31, 2013, the company had outstanding standby letters of credit and surety bonds totaling approximately $338 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material. In addition, at December 31, 2013, the company had deposits and collateral of approximately $44 million in other long-term assets, principally related to collateralized letters of credit, and to tax and labor contingencies in Brazil.

12. Financial instruments and concentration of credit risks

Due to its foreign operations, the company is exposed to the effects of foreign currency exchange rate fluctuations on the U.S. dollar, principally related to intercompany account balances. The company uses derivative financial instruments to reduce its exposure to market risks from changes in foreign currency exchange rates on such balances. The company enters into foreign exchange forward contracts, generally having maturities of one month, which have not been designated as hedging instruments. At December 31, 2013 and 2012, the notional amount of these contracts was $482.6 million and $434.1 million, respectively, and the fair value of such contracts was a net gain of $1.7 million and a net loss of $.9 million, respectively, of which a gain of $2.0 million and $1.1 million, respectively, has been recognized in “Prepaid expenses and other current assets” and a loss of $.3 million and $2.0 million, respectively, has been recognized in “Other accrued liabilities.” Changes in the fair value of these instruments was a loss of $7.3 million, a loss of $.4 million and a gain of $3.3 million, respectively, for years ended December 31, 2013, 2012 and 2011, which has been recognized in earnings in “Other income (expense), net” in the company’s consolidated statement of income. The fair value of these forward contracts is based on quoted prices for similar but not identical financial instruments; as such, the inputs are considered Level 2 inputs.

Financial instruments also include temporary cash investments and customer accounts receivable. Temporary investments are placed with creditworthy financial institutions, primarily in money market funds, time deposits and certificate of deposits which may be withdrawn at any time at the discretion of the company without penalty. At December 31, 2013 and 2012, the company’s cash equivalents principally have maturities of less than one month or can be withdrawn at any time at the discretion of the company without penalty. Due to the short maturities of these instruments, they are carried on the consolidated balance sheets at cost plus accrued interest, which approximates market value. Realized gains or losses during 2013, 2012 and 2011, as well as unrealized gains or losses at December 31, 2013 and 2012, were immaterial. Receivables are due from a large number of customers that are dispersed worldwide across many industries. At December 31, 2013 and 2012, the company had no significant concentrations of credit risk with any one customer. At December 31, 2013 and 2012, the company had approximately $79 million and $110 million, respectively, of receivables due from various U.S. federal governmental agencies. At December 31, 2013 and 2012, the carrying amount of cash and cash equivalents approximated fair value; and the carrying amount of long-term debt was less than the fair value, which is based on market prices (Level 2 inputs), of such debt by approximately $15 million at both dates.

13. Foreign currency translation

Effective February 13, 2013, the Venezuelan government devalued its currency (Bolivar Fuerte) by resetting the official exchange rate from 4.30 to the U.S. dollar to 6.30 to the U.S. dollar. As a result, the company recorded a pretax foreign exchange loss in the first quarter of 2013 of $6.5 million. The company has used and continues to use the official exchange rate for translation purposes. At December 31, 2013, the company’s operations in Venezuela had net monetary assets denominated in local currency of approximately $15 million.

During the years ended December 31, 2013, 2012 and 2011, the company recognized foreign exchange gains (losses) in “Other income (expense), net” in its consolidated statements of income of $10.4 million, $(8.1) million and $17.2 million, respectively.

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

The company had a competitively awarded contract with the Transportation Security Administration (TSA) that provided for the establishment of secure information technology environments in airports. The Civil Division of the Department of Justice, working with the Inspector General’s Office of the Department of Homeland Security, has reviewed issues relating to labor categorization and overtime on the TSA contract and cyber-intrusion protection under the TSA and a follow-on contract. The Civil Division concluded its review of these matters and indicated that the company should address them directly with TSA. In December 2013, the company reached a contractual settlement with TSA to resolve these matters. The relevant contracts with TSA have been closed.

In April 2007, the Ministry of Justice of Belgium sued Unisys Belgium SA-NV, a Unisys subsidiary (Unisys Belgium), in the Court of First Instance of Brussels. The Belgian government had engaged the company to design and develop software for a computerized system to be used to manage the Belgian court system. The Belgian State terminated the contract and in its lawsuit has alleged that the termination was justified because Unisys Belgium failed to deliver satisfactory software in a timely manner. It claims damages of approximately 28 million Euros. Unisys Belgium filed its defense and counterclaim in April 2008, in the amount of approximately 18.5 million Euros. The company believes it has valid defenses to the claims and contends that the Belgian State’s termination of the contract was unjustified.

In December 2007, Lufthansa AG sued Unisys Deutschland GmbH, a Unisys subsidiary (Unisys Germany), in the District Court of Frankfurt, Germany, for allegedly failing to perform properly its obligations during the initial phase of a 2004 software design and development contract relating to a Lufthansa customer loyalty program. Under the contract, either party was free to withdraw from the project at the conclusion of the initial design phase. Rather than withdraw, Lufthansa instead terminated the contract and failed to pay the balance owed to Unisys Germany for the initial phase. Lufthansa’s lawsuit alleges that Unisys Germany breached the contract by failing to deliver a proper design for the new system and seeks approximately 21.4 million Euros in damages. The company believes it has valid defenses and filed its defense and a counterclaim in the amount of approximately 1.5 million Euros. In July 2013, the District Court issued a decision finding Unisys Germany liable for failing to perform its obligations under the initial phase of the contract. It also dismissed Unisys Germany’s counterclaim. The District Court did not conduct the damage phase of the proceeding. Unisys Germany appealed the decision on liability in August 2013. The company and outside counsel believe that the District Court decision is flawed and that there are very good arguments to challenge it. Under German law, the appellate court will review the case de novo without deference to the factual findings or legal conclusions of the District Court.

The company’s Brazilian operations, along with those of many other companies doing business in Brazil, are involved in various litigation matters, including numerous governmental assessments related to indirect and other taxes, as well as disputes associated with former employees and contract labor. The tax-related matters pertain to value added taxes, customs, duties, sales and other non-income related tax exposures. The labor-related matters include claims related to compensation matters. The company believes that appropriate accruals have been established for such matters based on information currently available. At December 31, 2013, excluding those matters that have been assessed by management as being remote as to the likelihood of ultimately resulting in a loss, the amount related to unreserved tax-related matters, inclusive of any related interest, is estimated to be up to approximately $133 million.

The company has been involved in two matters arising from the sale of its Health Information Management (HIM) business to Molina Information Systems, LLC (Molina) under a 2010 Asset Purchase Agreement (APA). The HIM business provided system solutions and services to state governments, including the states of Maine and Idaho, for administering Medicaid programs. In November 2012, Molina advised the company that Maine has demanded payment of about $32 million from Molina for a six month project delay in the implementation of Maine’s new Medicaid management system. Under the indemnity provision in the APA, the company accepted a partial indemnity obligation and undertook the defense of the matter. In October 2013, Molina informed Unisys that it had decided to cease its pursuit of indemnification from Unisys with respect to the Maine contract.

In the second matter, in August 2012, Molina sued the company in Federal District Court in Delaware alleging breaches of contract, negligent misrepresentation and intentional misrepresentation with respect to the APA and the Medicaid contract with Idaho. Molina sought compensatory damages, punitive damages, lost profits, indemnification, and declaratory relief. Molina alleged losses of approximately $35 million in the complaint. In June 2013, the District Court granted the company’s motion to dismiss the complaint and allowed Molina to replead certain claims and file an amended complaint. In August 2013, Molina filed an amended complaint. Molina continues to allege losses of approximately $35 million and again seeks compensatory damages, punitive damages, lost profits, indemnification and declaratory relief. Unisys has filed a motion to dismiss the amended complaint.

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

Notwithstanding that the ultimate results of the lawsuits, claims, investigations and proceedings that have been brought or asserted against the company are not currently determinable, the company believes that at December 31, 2013, it has adequate provisions for any such matters.

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

Also included in the Technology segment’s sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services engagements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2013, 2012 and 2011, was $6.0 million, $11.5 million and $8.2 million, respectively. The profit on these transactions is eliminated in Corporate.

The company evaluates business segment performance based on operating income exclusive of pension income or expense, restructuring charges and unusual and nonrecurring items, which are included in Corporate. All other corporate and centrally incurred costs are allocated to the business segments based principally on revenue, employees, square footage or usage. The 2012 changes in Corporate and eliminations operating income are principally due to increases in pension expense.

No single customer accounts for more than 10% of revenue. Revenue from various agencies of the U.S. Government, which is reported in both business segments, was approximately $512 million, $523 million and $652 million in 2013, 2012 and 2011, respectively.

Corporate assets are principally cash and cash equivalents, prepaid postretirement assets and deferred income taxes. The expense or income related to corporate assets is allocated to the business segments.

Customer revenue by classes of similar products or services, by segment, is presented below:

Year ended December 31 (millions)	2013	2012	2011

Services
Systems integration and consulting	$956.9	$1,079.3	$1,164.7
Outsourcing	1,428.7	1,475.5	1,487.2
Infrastructure services	428.1	442.4	487.0

Core maintenance	182.4	195.2	215.7
	2,996.1	3,192.4	3,354.6
Technology
Enterprise-class software and servers	402.7	480.3	443.9
Other technology	57.7	33.7	55.3
	460.4	514.0	499.2
Total	$3,456.5	$3,706.4	$3,853.8

Presented below is a reconciliation of segment operating income to consolidated income before income taxes:

Year ended December 31 (millions)	2013	2012	2011
Total segment operating income	$309.6	$414.3	$360.1
Interest expense	(9.9)	(27.5)	(63.1)
Other income (expense), net	9.8	(37.6)	(55.5)
Corporate and eliminations	(90.1)	(95.1)	(35.5)
Total income before income taxes	$219.4	$254.1	$206.0

Presented below is a reconciliation of total business segment assets to consolidated assets:

December 31 (millions)	2013	2012	2011
Total segment assets	$1,530.5	$1,469.1	$1,555.9
Cash and cash equivalents	639.8	655.6	714.9
Deferred income taxes	136.4	184.3	208.6
Prepaid postretirement assets	83.7	3.3	43.9
Other corporate assets	119.6	108.1	88.9
Total assets	$2,510.0	$2,420.4	$2,612.2

A summary of the company’s operations by business segment for 2013, 2012 and 2011 is presented below:

(millions)	Total	Corporate	Services	Technology
2013
Customer revenue	$3,456.5		$2,996.1	$460.4
Intersegment		$(122.5)	1.7	120.8
Total revenue	$3,456.5	$(122.5)	$2,997.8	$581.2
Operating income	$219.5	$(90.1)	$186.7	$122.9
Depreciation and amortization	159.6		91.8	67.8
Total assets	2,510.0	979.5	1,126.7	403.8
Capital expenditures	151.4	2.9	78.8	69.7

2012
Customer revenue	$3,706.4		$3,192.4	$514.0
Intersegment		$(123.1)	3.8	119.3
Total revenue	$3,706.4	$(123.1)	$3,196.2	$633.3
Operating income	$319.2	$(95.1)	$204.6	$209.7
Depreciation and amortization	174.6		102.4	72.2
Total assets	2,420.4	951.3	1,085.9	383.2
Capital expenditures	132.6	3.7	64.7	64.2

2011
Customer revenue	$3,853.8		$3,354.6	$499.2
Intersegment		$(102.6)	6.3	96.3
Total revenue	$3,853.8	$(102.6)	$3,360.9	$595.5
Operating income	$324.6	$(35.5)	$231.8	$128.3
Depreciation and amortization	194.8		116.4	78.4
Total assets	2,612.2	1,056.3	1,164.7	391.2
Capital expenditures	134.4	9.8	65.2	59.4

Geographic information about the company’s revenue, which is principally based on location of the selling organization, properties and outsourcing assets, is presented below:

Year ended December 31 (millions)	2013	2012	2011
Revenue
United States	$1,370.6	$1,455.0	$1,577.9
United Kingdom	414.0	496.9	408.7
Other foreign	1,671.9	1,754.5	1,867.2
Total	$3,456.5	$3,706.4	$3,853.8
Properties, net
United States	$112.4	$112.7	$127.1
United Kingdom	24.7	23.1	22.1
Other foreign	37.6	40.6	42.1
Total	$174.7	$176.4	$191.3
Outsourcing assets, net
United States	$56.2	$67.1	$61.5
United Kingdom	28.1	30.3	37.3
Other foreign	31.2	28.9	39.1
Total	$115.5	$126.3	$137.9

16. Employee plans

Stock plans Under stockholder approved stock-based plans, stock options, stock appreciation rights, restricted stock and restricted stock units may be granted to officers, directors and other key employees. At December 31, 2013, 3.2 million shares of unissued common stock of the company were available for granting under these plans.

As of December 31, 2013, the company has granted non-qualified stock options and restricted stock units under these plans. The company recognizes compensation cost net of a forfeiture rate in selling, general and administrative expenses, and recognizes the compensation cost for only those awards expected to vest. The company estimates the forfeiture rate based on its historical experience and its expectations about future forfeitures.

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

During the year ended December 31, 2013, 2012 and 2011, the company recognized $12.5 million, $14.3 million and $13.9 million of share-based compensation expense, which is comprised of $3.2 million, $5.4 million and $4.9 million of restricted stock unit expense and $9.3 million, $8.9 million and $9.0 million of stock option expense, respectively.

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

The fair value of stock option awards was estimated using the Black-Scholes option pricing model with the following assumptions and weighted-average fair values as follows:

Year Ended December 31	2013	2012	2011
Weighted-average fair value of grant	$8.79	$9.73	$20.10
Risk-free interest rate	.54%	.54%	1.71%
Expected volatility	50.19%	71.29%	71.31%
Expected life of options in years	3.69	3.65	3.62
Expected dividend yield	–	–	–

A summary of stock option activity for the year ended December 31, 2013 follows (shares in thousands):

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value ($ in millions)
Outstanding at December 31, 2012	2,766	$35.50
Granted	777	23.71
Exercised	(554)	9.78
Forfeited and expired	(291)	78.07
Outstanding at December 31, 2013	2,698	32.74	2.56	$20.0
Expected to vest at December 31, 2013	1,358	24.39	3.54	$13.4
Exercisable at December 31, 2013	1,313	41.58	1.52	$6.3

The aggregate intrinsic value represents the total pretax value of the difference between the company’s closing stock price on the last trading day of the period and the exercise price of the options, multiplied by the number of in-the-money stock options that would have been received by the option holders had all option holders exercised their options on December 31, 2013. The intrinsic value of the company’s stock options changes based on the closing price of the company’s stock. The total intrinsic value of options exercised for the years ended December 31, 2013, 2012 and 2011 was $7.9 million, $.9 million and $4.4 million, respectively. As of December 31, 2013, $3.0 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 1.7 years.

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

A summary of restricted stock unit activity for the year ended December 31, 2013 follows (shares in thousands):

	Restricted Stock Units	Weighted-Average Grant-Date Fair Value
Outstanding at December 31, 2012	361	$25.12
Granted	223	23.79
Vested	(156)	28.62
Forfeited and expired	(27)	27.05
Outstanding at December 31, 2013	401	23.45

The fair value of restricted stock units is determined based on the trading price of the company’s common shares on the date of grant. The aggregate weighted-average grant-date fair value of restricted stock units granted during the years ended December 31, 2013, 2012 and 2011 was $5.3 million, $3.3 million and $11.3 million, respectively. As of December 31, 2013, there was $1.6 million of total unrecognized compensation cost related to outstanding restricted stock units granted under the company’s plans. That cost is expected to be recognized over a weighted-average period of 2.0 years. The aggregate weighted-average grant-date fair value of restricted share units vested during the years ended December 31, 2013, 2012 and 2011 was $4.5 million, $4.1 million and $5.7 million, respectively.

Common stock issued upon exercise of stock options or upon lapse of restrictions on restricted stock units is newly issued shares. Cash received from the exercise of stock options was $4.9 million and $.4 million for the years ended December 31, 2013 and 2012, respectively. During 2013 and 2012, the company did not recognize any tax benefits from the exercise of stock options or upon issuance of stock upon lapse of restrictions on restricted stock units because of its tax position. Any such tax benefits resulting from tax deductions in excess of the compensation costs recognized are classified as financing cash flows.

Defined contribution and compensation plans U.S. employees are eligible to participate in an employee savings plan. Under this plan, employees may contribute a percentage of their pay for investment in various investment alternatives. The company matches 50 percent of the first 6 percent of eligible pay contributed by participants to the plan on a before-tax basis (subject to IRS limits). In 2013, 2012 and 2011, the company funded the match with cash, a combination of cash and company common stock and company common stock, respectively. The charge to income related to the company match for the years ended December 31, 2013, 2012 and 2011, was $11.8 million, $12.1 million and $12.5 million, respectively.

The company has defined contribution plans in certain locations outside the United States. The charge to income related to these plans was $26.7 million, $30.0 million and $33.7 million, for the years ended December 31, 2013, 2012 and 2011, respectively.

The company has non-qualified compensation plans, which allow certain highly compensated employees and directors to defer the receipt of a portion of their salary, bonus and fees. Participants can earn a return on their deferred balance that is based on hypothetical investments in various investment vehicles. Changes in the market value of these investments are reflected as an adjustment to the liability with an offset to expense. As of December 31, 2013 and 2012, the liability to the participants of these plans was $13.2 million and $11.5 million, respectively. These amounts reflect the accumulated participant deferrals and earnings thereon as of that date. The company makes no contributions to the deferred compensation plans and remains contingently liable to the participants.

Retirement benefits For the company’s more significant defined benefit pension plans, including the U.S. and the UK, accrual of future benefits under the plans has ceased.

Retirement plans’ funded status and amounts recognized in the company’s consolidated balance sheets at December 31, 2013 and 2012 follow:

	U.S. Plans		International Plans
December 31 (millions)	2013	2012	2013	2012

Change in projected benefit obligation

Benefit obligation at beginning of year	$5,646.8	$5,154.8	$2,945.4	$2,560.1

Service cost	–	–	10.4	8.6

Interest cost	220.4	252.9	106.6	113.1

Plan participants’ contributions	–	–	3.1	3.0

Plan amendment	–	–	(6.3)	(13.2)

Plan curtailment	–	–	–	(5.7)

Actuarial (gain) loss	(355.9)	585.2	(19.3)	279.8

Benefits paid	(352.5)	(346.1)	(100.8)	(100.2)

Foreign currency translation adjustments	–	–	120.1	99.9

Benefit obligation at end of year	$5,158.8	$5,646.8	$3,059.2	$2,945.4

Change in plan assets

Fair value of plan assets at beginning of year	$3,786.7	$3,558.7	$2,399.2	$2,115.8

Actual return on plan assets	572.6	455.7	166.3	211.4

Employer contribution	41.2	118.4	106.0	83.1

Plan participants’ contributions	–	–	3.1	3.0

Benefits paid	(352.5)	(346.1)	(100.8)	(100.2)

Foreign currency translation adjustments	–	–	108.0	86.1

Fair value of plan assets at end of year	$4,048.0	$3,786.7	$2,681.8	$2,399.2

Funded status at end of year	$(1,110.8)	$(1,860.1)	$(377.4)	$(546.2)

Amounts recognized in the consolidated balance sheets consist of:

Prepaid postretirement assets	$–	$–	$82.6	$2.5

Other accrued liabilities	(6.9)	(7.3)	(.2)	(.2)

Long-term postretirement liabilities	(1,103.9)	(1,852.8)	(459.8)	(548.5)

Total funded status	$(1,110.8)	$(1,860.1)	$(377.4)	$(546.2)

Accumulated other comprehensive loss, net of tax

Net loss	$2,425.9	$3,201.9	$817.7	$856.9

Prior service cost (credit)	$1.4	$2.1	$(16.0)	$(11.9)

Accumulated benefit obligation	$5,158.8	$5,646.8	$3,051.5	$2,934.2

Information for defined benefit retirement plans with an accumulated benefit obligation in excess of plan assets at December 31, 2013 and 2012 follows:

December 31 (millions)	2013	2012
Accumulated benefit obligation	$7,210.4	$7,645.6

Fair value of plan assets	5,646.7	5,247.8

Information for defined benefit retirement plans with a projected benefit obligation in excess of plan assets at December 31, 2013 and 2012 follows:

December 31 (millions)	2013	2012
Projected benefit obligation	$7,217.4	$8,167.4

Fair value of plan assets	5,646.7	5,758.7

Net periodic pension cost for 2013, 2012 and 2011 includes the following components:

	U.S. Plans			International Plans
Year ended December 31 (millions)	2013	2012	2011	2013	2012	2011

Service cost	$–	$–	$–	$10.4	$8.6	$10.7

Interest cost	220.4	252.9	264.0	106.6	113.1	126.4

Expected return on plan assets	(291.5)	(285.7)	(337.4)	(141.9)	(136.1)	(135.3)

Amortization of prior service cost	.7	.7	.7	(2.1)	(.5)	(.1)

Recognized net actuarial loss	139.0	124.0	78.5	51.9	36.9	26.8

Curtailment gain	–	–	–	–	(5.7)	–
Net periodic pension cost	$68.6	$91.9	$5.8	$24.9	$16.3	$28.5

Weighted-average assumptions used to determine net periodic pension cost for the years ended December 31 were as follows:

Discount rate	4.01%	4.96%	5.68%	3.92%	4.65%	5.32%

Rate of compensation increase	N/A	N/A	N/A	2.06%	2.66%	2.93%

Expected long-term rate of return on assets	8.00%	8.00%	8.75%	6.40%	6.59%	6.57%

Weighted-average assumptions used to determine benefit obligations at December 31 were as follows:

Discount rate	5.02%	4.01%	4.96%	4.15%	3.92%	4.65%

Rate of compensation increase	N/A	N/A	N/A	2.08%	2.06%	2.66%

The expected pretax amortization in 2014 of net periodic pension cost is as follows: net loss, $151.7 million; and prior service credit, $(1.6) million. The amortization of these items is recorded as an element of pension expense. In 2013, pension expense included amortization of $190.9 million of net losses and $(1.4) million of prior service credit.

The company’s investment policy targets and ranges for each asset category are as follows:

	U.S.		Int’l.
Asset Category	Target	Range	Target	Range

Equity securities	58%	52-64%	38%	32-44%

Debt securities	36%	33-39%	55%	48-61%

Real estate	6%	3-9%	1%	0-3%

Cash	0%	0-5%	1%	0-5%

Other	0%	0%	5%	0-10%

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

In 2014, the company expects to make cash contributions of $232.4 million to its worldwide defined benefit pension plans, which is comprised of $106.7 million primarily for non-U.S. defined benefit pension plans and $125.7 million for the company’s U.S. qualified defined benefit pension plan.

As of December 31, 2013, the following benefit payments, which reflect expected future service where applicable, are expected to be paid from the defined benefit pension plans:

Year ending December 31 (millions)	U.S.	Int’l.

2014	$360.8	$111.6

2015	362.2	110.4

2016	363.7	114.1

2017	365.5	118.0

2018	366.2	121.6

2019 - 2023	1,833.7	660.5

Other postretirement benefits A reconciliation of the benefit obligation, fair value of the plan assets and the funded status of the postretirement benefit plan at December 31, 2013 and 2012, follows:

December 31 (millions)	2013	2012

Change in accumulated benefit obligation

Benefit obligation at beginning of year	$180.5	$177.6

Service cost	.6	.5

Interest cost	7.9	8.7

Plan participants’ contributions	4.9	5.3

Actuarial loss (gain)	(11.5)	10.0

Federal drug subsidy	1.8	2.9

Benefits paid	(23.2)	(25.7)

Foreign currency translation and other adjustments	(1.3)	1.2

Benefit obligation at end of year	$159.7	$180.5

Change in plan assets

Fair value of plan assets at beginning of year	$9.7	$9.3

Actual return on plan assets	(.2)	.4

Employer contributions	18.0	20.4

Plan participants’ contributions	4.9	5.3

Benefits paid	(23.2)	(25.7)

Fair value of plan assets at end of year	$9.2	$9.7

Funded status at end of year	$(150.5)	$(170.8)

Amounts recognized in the consolidated balance sheets consist of:

Prepaid postretirement assets	$1.1	$.8

Other accrued liabilities	(18.0)	(19.3)

Long-term postretirement liabilities	(133.6)	(152.3)

Total funded status	$(150.5)	$(170.8)

Accumulated other comprehensive loss, net of tax

Net loss	$36.7	$52.2
Prior service cost	3.0	4.8

Net periodic postretirement benefit cost for 2013, 2012 and 2011, follows:

Year ended December 31 (millions)	2013	2012	2011

Service cost	$.6	$.5	$.4

Interest cost	7.9	8.7	10.0

Expected return on assets	(.5)	(.5)	(.5)

Amortization of prior service cost	1.8	1.8	1.8

Recognized net actuarial loss	4.5	3.2	4.2

Net periodic benefit cost	$14.3	$13.7	$15.9

Weighted-average assumptions used to determine net periodic postretirement benefit cost for the years ended December 31 were as follows:

Discount rate	5.15%	5.84%	6.42%

Expected return on plan assets	6.75%	6.75%	6.75%

Weighted-average assumptions used to determine benefit obligation at December 31 were as follows:
Discount rate	5.86%	5.15%	5.84%

The expected pretax amortization in 2014 of net periodic postretirement benefit cost is as follows: net loss, $3.3 million; and prior service cost, $1.7 million.

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

In 2014, the company expects to contribute approximately $19 million to its postretirement benefit plan.

Assumed health care cost trend rates at December 31	2013	2012

Health care cost trend rate assumed for next year	6.6%	6.6%

Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.8%	4.8%

Year that the rate reaches the ultimate trend rate	2023	2023

A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions of dollars):

	1-Percentage- Point Increase	1-Percentage- Point Decrease

Effect on service and interest cost	$.2	$(.2)

Effect on postretirement benefit obligation	5.5	(4.1)

As of December 31, 2013, the following benefits are expected to be paid to or from the company’s postretirement plan:

Year ending December 31 (millions)	Gross Medicare Part D Receipts	Gross Expected Payments

2014	$1.9	$22.9

2015	1.8	20.8

2016	1.7	20.0

2017	1.5	19.1

2018	1.4	18.1

2019 - 2023	3.5	57.5

The following provides a description of the valuation methodologies and the levels of inputs used to measure fair value, and the general classification of investments in the company’s U.S. and international defined benefit pension plans, and the company’s other postretirement benefit plan.

Level 1 – These investments include cash, common stocks, real estate investment trusts, exchange traded funds, exchange traded futures, and U.S. and UK government securities. These investments are valued using quoted prices in an active market. Payables and receivables are also included as Level 1 investments and are valued at face value.

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

Level 3 – These investments include the following:

Real Estate and Private Equity – These investments represent interests in limited partnerships which invest in privately held companies or privately held real estate or other real assets. Due to the nature of these investments, pricing inputs are not readily observable. Asset valuations are developed by the general partners that manage the partnerships. These valuations are based on property appraisals, utilization of market transactions that provide valuation information for comparable companies, discounted cash flows, and other methods. These valuations are reported quarterly and adjusted as necessary at year end based on cash flows within the most recent period.

Insurance Contracts – These investments are insurance contracts which are generally invested in fixed income securities. The insurance contracts are carried at book value, are not publicly traded and are adjusted to fair value based on a market value adjustment (MVA) formula determined by the insurance provider. The MVA formula is based on unobservable inputs, which among other items take into consideration the yield earned by contributions during a specified time period, current bond yields and duration. Similar to bonds, as interest rates rise, the market value of the contracts will decrease and as interest rates decline, the market value will increase.

Commingled Funds – These investments are commingled funds, which include a fund of hedge funds, and a multi-asset fund. The NAV is quoted on a private market that is not active. The unit price is based on underlying investments, which are valued based on unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the plans’ assets (liabilities) at fair value at December 31, 2013.

	U.S. Plans				International Plans
December 31, 2013 (millions)	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Pension plans
Equity Securities
Common Stocks	$1,916.2	$1,916.2			$1.8	$1.8
Commingled Funds	494.3		$494.3		1,046.7		$1,046.7
Debt Securities
U.S. and UK Govt. Securities	148.8	148.8
Other Fixed Income	978.1		978.1		268.9		268.9
Insurance Contracts	79.5			$79.5	151.3			$151.3
Commingled Funds					983.7		983.7
Real Estate
Real Estate Investment Trusts	145.7	145.7			1.3	1.3
Real Estate	34.7			34.7	42.8			42.8
Other
Derivatives	(4.2)	(4.5)	.3		19.1		19.1
Private Equity	16.5			16.5
Commingled Funds	93.3		93.3		141.0		90.8	50.2
Pooled Funds	236.1		236.1		3.2		3.2
Cash	5.7	5.7			22.1	22.1
Receivables	45.5	45.5
Payables	(142.2)	(142.2)			(.1)	(.1)
Total	$4,048.0	$2,115.2	$1,802.1	$130.7	$2,681.8	$25.1	$2,412.4	$244.3
Other postretirement plans
Insurance Contracts	$7.5			$7.5
Exchange Traded Fund – Bond	1.3	$1.3
Pooled Funds	.4		$.4
Total	$9.2	$1.3	$.4	$7.5

The following table sets forth by level, within the fair value hierarchy, the plans’ assets (liabilities) at fair value at December 31, 2012.

	U.S. Plans				International Plans
December 31, 2012 (millions)	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Pension plans
Equity Securities
Common Stocks	$1,760.8	$1,760.8			$1.9	$1.9
Commingled Funds	426.1		$426.1		885.8		$885.8
Debt Securities
U.S. and UK Govt. Securities	145.9	145.9
Other Fixed Income	983.9		983.9		264.0		264.0
Insurance Contracts	90.9			$90.9	146.7			$146.7
Commingled Funds					886.8		886.8
Real Estate
Real Estate Investment Trusts	134.4	134.4			.9	.9
Real Estate	34.8			34.8	31.1			31.1
Other
Derivatives	(5.2)	(3.5)	(1.7)		35.4		35.4
Private Equity	20.8			20.8
Commingled Funds	91.3		91.3		130.2		72.1	58.1
Pooled Funds	190.2		190.2		1.7		1.7
Cash	4.8	4.8			14.7	14.7
Receivables	47.9	47.9
Payables	(139.9)	(139.9)
Total	$3,786.7	$1,950.4	$1,689.8	$146.5	$2,399.2	$17.5	$2,145.8	$235.9
Other postretirement plans
Insurance Contracts	$7.9			$7.9
Exchange Traded Fund – Bond	1.4	$1.4
Pooled Funds	.4		$.4
Total	$9.7	$1.4	$.4	$7.9

The following table sets forth a summary of changes in the fair value of the plans’ Level 3 assets for the year ended December 31, 2013.

(millions)	January 1, 2013	Realized gains (losses)	Purchases or acquisitions	Sales or dispositions	Currency and unrealized gains (losses) relating to instruments still held at December 31, 2013	December 31, 2013
U.S. plans
Pension plan
Real Estate	$34.8	$.5		$(2.4)	$1.8	$34.7
Private Equity	20.8	(17.5)		(5.8)	19.0	16.5
Insurance Contracts	90.9			(6.7)	(4.7)	79.5
Total	$146.5	$(17.0)		$(14.9)	$16.1	$130.7

Other postretirement plans
Insurance Contracts	$7.9	$(.2)	$.2	$(.4)		$7.5

International pension plans
Insurance Contracts	$146.7		$6.6	$(12.7)	$10.7	$151.3
Real Estate	31.1		9.5		2.2	42.8
Commingled Funds	58.1	$.4		(12.3)	4.0	50.2

Total	$235.9	$.4	$16.1	$(25.0)	$16.9	$244.3

The following table sets forth a summary of changes in the fair value of the plans’ Level 3 assets for the year ended December 31, 2012.

(millions)	January 1, 2012	Realized gains (losses)	Purchases or acquisitions	Sales or dispositions	Currency and unrealized gains (losses) relating to instruments still held at December 31, 2012	December 31, 2012
U.S. plans
Pension plan
Real Estate	$33.7	$.3		$(1.2)	$2.0	$34.8
Private Equity	45.6	7.3	$.3	(26.7)	(5.7)	20.8
Insurance Contracts	79.6	–	7.6	–	3.7	90.9

Total	$158.9	$7.6	$7.9	$(27.9)	$–	$146.5

Other postretirement plans
Insurance Contracts	$7.5	$.4	$.3	$(.3)		$7.9

International pension plans
Insurance Contracts	$145.5		$5.5	$(12.1)	$7.8	$146.7
Real Estate	29.0		.4	–	1.7	31.1
Commingled Funds	10.5		41.7	(.2)	6.1	58.1

Total	$185.0		$47.6	$(12.3)	$15.6	$235.9

17. Stockholders’ equity

The company has 100 million authorized shares of common stock, par value $.01 per share, and 40 million shares of authorized preferred stock, par value $1 per share, issuable in series.

At December 31, 2013, 19.1 million shares of unissued common stock of the company were reserved for stock-based incentive plans and convertible preferred stock.

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

The company has paid dividends on each share of the mandatory convertible preferred stock on a cumulative basis at an annual rate of 6.25% on the initial liquidation preference of $100 per share (equivalent to $6.25 per share, or a total of $16.2 million, per year). Dividends accrue and accumulate from the date of issuance and are payable on March 1, June 1, September 1 and December 1. The final dividend will be paid in cash on March 1, 2014, the mandatory conversion date.

On December 10, 2012, the company announced that its Board of Directors had authorized the company to purchase up to an aggregate of $50 million of the company’s common stock and mandatory convertible preferred stock through December 31, 2014. During the twelve months ended December 31, 2013, the company repurchased an aggregate of .6 million shares of common stock for approximately $11.7 million. Actual cash disbursements for repurchased shares may differ if the settlement dates for shares repurchased occurs after the end of a quarter. At December 31, 2013, there remained approximately $38.3 million available for future repurchases under the Board authorization.

Accumulated other comprehensive income (loss) as of December 31, 2013, 2012 and 2011, is as follows:

(millions)	Total	Translation Adjustments	Postretirement Plans
Balance at December 31, 2010	$(2,928.3)	$(604.2)	$(2,324.1)
Other comprehensive income before reclassifications	(669.2)	(44.9)	(624.3)
Amounts reclassified from accumulated other comprehensive income	(103.4)	–	(103.4)

Current period other comprehensive income	(772.6)	(44.9)	(727.7)

Balance at December 31, 2011	(3,700.9)	(649.1)	(3,051.8)
Other comprehensive income before reclassifications	(275.9)	14.8	(290.7)
Amounts reclassified from accumulated other comprehensive income	(156.8)	–	(156.8)

Current period other comprehensive income	(432.7)	14.8	(447.5)

Balance at December 31, 2012	(4,133.6)	(634.3)	(3,499.3)
Other comprehensive income before reclassifications	985.1	(42.5)	1,027.6
Amounts reclassified from accumulated other comprehensive income	(184.9)	–	(184.9)

Current period other comprehensive income	800.2	(42.5)	842.7

Balance at December 31, 2013	$(3,333.4)	$(676.8)	$(2,656.6)

Amounts related to postretirement plans not reclassified in their entirety out of accumulated other comprehensive income were as follows:

Year ended December 31 (millions)	2013
Amortization of prior service cost*	$.4
Amortization of actuarial losses*	191.4
Total before tax	191.8
Income tax benefit	(6.9)
Net of tax	$184.9

* These items are included in net periodic postretirement cost (see note 16).

The following table summarizes the changes in preferred stock, common stock and treasury stock during the three years ended December 31, 2013:

(millions)	Preferred Stock	Common Stock	Treasury Stock
Balance at December 31, 2010	–	42.9	.3
Stock-based compensation	–	.9	–
Sale of preferred stock	2.6	–	–

Balance at December 31, 2011	2.6	43.8	.3
Stock-based compensation	–	.5	.1

Balance at December 31, 2012	2.6	44.3	.4
Common stock repurchases	–	–	.6
Stock-based compensation	–	.8	.1

Balance at December 31, 2013	2.6	45.1	1.1

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Unisys Corporation:

We have audited the accompanying consolidated balance sheets of Unisys Corporation and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, deficit and cash flows for each of the years in the three-year period ended December 31, 2013. We also have audited Unisys Corporation’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Unisys Corporation’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unisys Corporation and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Unisys Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 24, 2014

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that the company maintained effective internal control over financial reporting as of December 31, 2013, based on the specified criteria.

KPMG LLP, an independent registered public accounting firm, has audited the company’s internal control over financial reporting as of December 31, 2013, as stated in their report that appears on the preceding page.

J. Edward Coleman	Janet Brutschea Haugen
Chairman of the Board and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

Unisys Corporation

Supplemental Financial Data (Unaudited)

Quarterly financial information

(millions, except per share data)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year

2013

Revenue		$809.9	$858.6	$792.1	$995.9	$3,456.5

Gross profit		160.8	200.7	171.5	315.4	848.4

Income (loss) before income taxes		(6.0)	49.5	23.5	152.4	219.4

Net income (loss) attributable to Unisys Corporation common shareholders		(33.9)	20.4	(11.6)	117.4	92.3

Earnings (loss) per common share attributable to Unisys Corporation

Basic		(.77)	.47	(.26)	2.67	2.10

Diluted		(.77)	.46	(.26)	2.37	2.08

Market price per share	– high	24.73	22.96	28.25	34.78	34.78

	– low	17.11	15.68	22.02	23.00	15.68

2012

Revenue		$928.4	$921.3	$877.4	$979.3	$3,706.4

Gross profit		225.8	243.2	218.6	285.9	973.5

Income before income taxes		41.9	75.2	27.6	109.4	254.1

Net income (loss) attributable to Unisys Corporation common shareholders		13.4	46.6	(12.4)	81.8	129.4

Earnings (loss) per common share attributable to Unisys Corporation

Basic		.31	1.06	(.28)	1.86	2.95

Diluted		.30	.99	(.28)	1.67	2.84

Market price per share	– high	21.74	20.98	22.87	22.28	22.87

	– low	17.50	14.40	16.25	15.04	14.40

In the first, second and third quarters of 2012, the company recorded pretax losses on debt extinguishment of $7.2 million, $.3 million and $23.1 million, respectively.

The individual quarterly per-share amounts may not total to the per-share amount for the full year because of accounting rules governing the computation of earnings per share.

Market prices per share are as quoted on the New York Stock Exchange composite listing.

Five-year summary of selected financial data

(dollars in millions, except per share data)	2013	2012(1)	2011(1)	2010	2009
Results of operations

Revenue	$3,456.5	$3,706.4	$3,853.8	$4,019.6	$4,385.7

Operating income	219.5	319.2	324.6	375.7	330.0

Income from continuing operations before income taxes	219.4	254.1	206.0	222.9	218.2

Net income attributable to noncontrolling interests	11.6	11.2	7.2	5.2	3.7

Net income attributable to Unisys Corporation common shareholders	92.3	129.4	120.5	236.1	189.3

Earnings per common share from continuing operations

Basic	2.10	2.95	2.79	3.74	4.38

Diluted	2.08	2.84	2.71	3.67	4.32

Financial position

Total assets	$2,510.0	$2,420.4	$2,612.2	$3,020.9	$2,956.9

Long-term debt	210.0	210.0	358.8	823.2	845.9

Deficit	(663.9)	(1,588.7)	(1,311.0)	(933.8)	(1,271.7)

Other data

Capital additions of properties	$47.2	$40.1	$42.2	$64.1	$45.9

Capital additions of outsourcing assets	39.9	36.1	40.5	83.2	97.8

Investment in marketable software	64.3	56.4	51.7	55.8	57.6

Depreciation and amortization

Properties	46.7	54.7	66.4	75.8	96.9

Outsourcing assets	53.5	57.9	62.7	111.9	151.0

Amortization of marketable software	59.4	62.0	65.7	62.9	104.6

Common shares outstanding (millions)	44.0	44.0	43.4	42.6	42.3

Stockholders of record (thousands)	11.8	17.0	18.6	19.1	19.9

Employees (thousands)	22.8	22.8	22.7	22.9	25.6

(1)	Includes pretax losses on debt extinguishment of $30.6 million and $85.2 million for the years ended December 31, 2012 and 2011, respectively.