Form 10-K, Exhibit 13
period 2014-12-31
UNISYS CORP
filed 2015-02-23
CIK 746838

Unisys Corporation

2014 Annual Report

Unisys Corporation

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The company’s revenue in 2014 declined 3% to $3.36 billion compared to $3.46 billion in 2013. Foreign currency had a 1-percentage-point negative impact thereby causing 1% of the revenue decline in 2014 compared to 2013. Lower services revenue, particularly lower infrastructure services revenue, contributed to the year over year decline. Income in 2014 was impacted by lower revenue, lower services gross margins and higher investments in new technology offerings. The company reported 2014 net income attributable to Unisys Corporation common shareholders of $44.0 million, or $.89 per diluted share, which included $73.8 million of pretax pension expense. This compared with 2013 net income attributable to Unisys Corporation common shareholders of $92.3 million, or $2.08 per diluted share, which included $93.5 million in pretax pension expense.

The company’s underfunded defined benefit pension plan obligations increased by approximately $750 million to $2.2 billion at December 31, 2014 from $1.5 billion at December 31, 2013, principally due to a decrease in discount rates. This increase in the unfunded position was the principal reason the company’s deficit increased by approximately $788 million from $664 million at December 31, 2013 to $1,452 million at December 31, 2014.

During 2014, the company reported net cash from operating activities of $121.4 million and ended the year with $494.3 million in cash and $224.0 million in debt.

Results of operations

Company results

Revenue for 2014 was $3.36 billion compared with 2013 revenue of $3.46 billion, a decrease of 3%. Foreign currency had a 1-percentage-point negative impact on revenue in 2014 compared with 2013.

Services revenue in 2014 decreased by 4% compared with 2013. Technology revenue in 2014 increased by 2% compared with 2013.

Revenue for 2013 was $3.46 billion compared with 2012 revenue of $3.71 billion, a decrease of 7%. Foreign currency had a 1-percentage-point negative impact on revenue in 2013 compared with 2012.

Revenue from international operations in 2014, 2013 and 2012 was $1.98 billion, $2.09 billion and $2.25 billion, respectively. Foreign currency had a 1-percentage-point negative impact on international revenue in 2014 compared with 2013, and a 1-percentage-point negative impact on international revenue in 2013 compared with 2012. Revenue from U.S. operations was $1.38 billion in 2014, $1.37 billion in 2013 and $1.46 billion in 2012.

Gross profit percent was 23.2% in 2014, 24.5% in 2013 and 26.3% in 2012. The decline in 2014 from 2013 was primarily attributable to lower Services margins during 2014 as the company faced lower revenue and delivery issues on some projects. The change in 2013 from 2012 principally reflects the relative mix of high-end enterprise server sales.

Selling, general and administrative expenses were $554.1 million in 2014 (16.5% of revenue), $559.4 million in 2013 (16.2% of revenue) and $572.8 million in 2012 (15.5% of revenue). In 2012, a gain of $10.6 million related to the sale of a subsidiary was recorded as a reduction of selling, general and administrative expense (see Note 15 of the Notes to Consolidated Financial Statements).

Research and development (R&D) expenses in 2014 were $68.8 million compared with $69.5 million in 2013 and $81.5 million in 2012.

In 2014, the company reported an operating profit of $154.9 million compared with $219.5 million in 2013 and $319.2 million in 2012.

Pension expense for 2014 was $73.8 million compared with $93.5 million in 2013 and $108.2 million in 2012. For 2015, the company expects to recognize pension expense of approximately $111.8 million. The expected increase in pension expense in 2015 compared with 2014 is principally due to higher amortization of net actuarial losses. The company records pension income or expense, as well as other employee-related costs such as payroll taxes and medical insurance costs, in operating income in the following income statement categories: cost of revenue; selling, general and administrative expenses; and research and development expenses. The amount allocated to each category is based on where the salaries of active employees are charged.

Interest expense was $9.2 million in 2014, $9.9 million in 2013 and $27.5 million in 2012. The decline from 2012 was due to the company’s debt reduction actions.

Other income (expense), net was expense of $.2 million in 2014, compared with income of $9.8 million 2013 and expense of $37.6 million in 2012. Included in 2014 were foreign exchange losses of $7.0 million. Included in 2013 were foreign exchange gains of $10.4 million. Included in 2012 were charges of $30.6 million related to the debt reductions and foreign exchange losses of $8.1 million offset in part by interest income of $10.3 million.

Income before income taxes in 2014 was $145.5 million compared with $219.4 million in 2013 and $254.1 million in 2012.

The provision for income taxes in 2014, 2013 and 2012 was $86.2 million, $99.3 million and $97.3 million, respectively. The 2013 and 2012 income tax provisions include charges of $11.4 million and $9.2 million, respectively, due to reductions in the UK income tax rate (see Note 6 of the Notes to Consolidated Financial Statements). The 2012 income tax provision also includes a $5.6 million benefit related to a UK tax credit.

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

The realization of the company’s net deferred tax assets as of December 31, 2014 is primarily dependent on forecasted future taxable income within certain foreign jurisdictions. Any reduction in estimated forecasted future taxable income may require the company to record an additional valuation allowance against the remaining deferred tax assets. Any increase or decrease in the valuation allowance would result in additional or lower income tax expense in such period and could have a significant impact on that period’s earnings.

Net income attributable to Unisys Corporation common shareholders for 2014 was $44.0 million, or $.89 per diluted common share, compared with income of $92.3 million, or $2.08 per diluted common share, in 2013 and income of $129.4 million, or $2.84 per diluted common share, in 2012.

Due to inflation rates in recent years, the company’s Venezuelan subsidiary has applied highly inflationary accounting beginning January 1, 2010. For those international subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency, and as such, nonmonetary assets and liabilities are translated at historical exchange rates, and monetary assets and liabilities are translated at current exchange rates. Exchange gains and losses arising from translation are included in other income (expense), net. Effective February 13, 2013, the Venezuelan government devalued its currency, the bolivar, by resetting the official exchange rate from 4.30 to the U.S. dollar to 6.30 to the U.S. dollar. As a result, the company recorded a pretax foreign exchange loss in 2013 of $6.5 million.

In January of 2014, the Venezuelan government announced that the exchange rate to be applied to the settlement of certain transactions, including foreign investments and royalties, would be changed to the Complementary System of Foreign Currency Administration (SICAD I) auction rate. As a result, the company changed the exchange rate used to remeasure its Venezuelan subsidiary’s financial statements in U.S. dollars from the official rate of 6.3 bolivars to the new SICAD I rate. At December 31, 2014, the SICAD I exchange rate used was 12.0 bolivars to the U.S. dollar. The change in the rate resulted in the company recording a pretax foreign exchange loss in 2014 of $7.4 million. The company believes that using the SICAD I exchange rate is economically representative of what it might expect to receive in a dividend transaction.

At December 31, 2014, the company’s operations in Venezuela had net monetary assets denominated in local currency equivalent to approximately $8 million. As indicated above, the SICAD I exchange rate is determined by periodic auctions and, therefore, the potential exists for it to change significantly in future quarters. Additionally, the Venezuelan government may make further changes or introduce new exchange rate mechanisms, which could result in further changes in the exchange rate used by the company to remeasure its Venezuelan subsidiary’s financial statements in U.S. dollars.

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

Also included in the Technology segment’s sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services engagements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2014, 2013 and 2012, was $17.0 million, $6.0 million and $11.5 million, respectively. The profit on these transactions is eliminated in Corporate.

The company evaluates business segment performance based on operating income exclusive of pension income or expense, restructuring charges and unusual and nonrecurring items, which are included in Corporate. All other corporate and centrally incurred costs are allocated to the business segments based principally on revenue, employees, square footage or usage. See Note 14 of the Notes to Consolidated Financial Statements.

Information by business segment for 2014, 2013 and 2012 is presented below:

(millions of dollars)	Total	Eliminations	Services	Technology

2014

Customer revenue	$3,356.4		$2,887.7	$468.7

Intersegment		$(112.3)	.4	111.9
Total revenue	$3,356.4	$(112.3)	$2,888.1	$580.6
Gross profit percent	23.2%		17.5%	56.3%

Operating income percent	4.6%		4.2%	19.1%

2013

Customer revenue	$3,456.5		$2,996.1	$460.4

Intersegment		$(122.5)	1.7	120.8
Total revenue	$3,456.5	$(122.5)	$2,997.8	$581.2
Gross profit percent	24.5%		19.7%	53.9%

Operating income percent	6.4%		6.2%	21.1%

2012

Customer revenue	$3,706.4		$3,192.4	$514.0

Intersegment		$(123.1)	3.8	119.3
Total revenue	$3,706.4	$(123.1)	$3,196.2	$633.3
Gross profit percent	26.3%		20.0%	63.9%

Operating income percent	8.6%		6.4%	33.1%

Gross profit percent and operating income percent are as a percent of total revenue.

Customer revenue by classes of similar products or services, by segment, for 2014, 2013 and 2012 is presented below:

Year ended December 31 (millions)	2014	2013	Percent Change	2012	Percent Change

Services

Systems integration and consulting	$942.8	$956.9	(1.5)%	$1,079.3	(11.3)%

Outsourcing	1,412.7	1,428.7	(1.1)%	1,475.5	(3.2)%

Infrastructure services	347.4	428.1	(18.9)%	442.4	(3.2)%

Core maintenance	184.8	182.4	1.3%	195.2	(6.6)%
	2,887.7	2,996.1	(3.6)%	3,192.4	(6.1)%

Technology

Enterprise-class software and servers	429.0	402.7	6.5%	480.3	(16.2)%

Other technology	39.7	57.7	(31.2)%	33.7	71.2%
	468.7	460.4	1.8%	514.0	(10.4)%
Total	$3,356.4	$3,456.5	(2.9)%	$3,706.4	(6.7)%

In the Services segment, customer revenue was $2.89 billion in 2014, $3.00 billion in 2013 and $3.19 billion in 2012. The decline in 2014 was principally due to infrastructure services. The decline in 2013 was principally due to soft demand in systems integration and consulting. Foreign currency had about a 1-percentage-point negative impact on Services revenue in 2014 compared with 2013, and a 1-percentage-point negative impact in 2013 compared with 2012.

Revenue from systems integration and consulting decreased 1.5% in 2014 compared with 2013, and 2013 revenue declined 11.3% compared with 2012. The decline in 2014 was due to lower demand for project-based services and solutions. The decline in 2013 was due to lower demand for project-based services and solutions, particularly public sector in-period sell and bill revenue.

Outsourcing revenue declined 1.1% in 2014 compared with 2013. In 2013, outsourcing revenue declined 3.2% compared with 2012.

Infrastructure services revenue decreased 18.9% in 2014 compared with 2013 and decreased 3.2% in 2013 compared with 2012. The decline in 2014 compared with 2013 reflects lower volumes on some existing contracts and the conclusion of other contracts that the company did not renew.

Core maintenance revenue increased 1.3% in 2014 compared with 2013. Core maintenance revenue declined 6.6% in 2013 compared with 2012.

Services gross profit percent was 17.5% in 2014, 19.7% in 2013 and 20.0% in 2012. Services operating income percent was 4.2% in 2014 compared with 6.2% in 2013 and 6.4% in 2012. The decline in 2014 from 2013 reflects lower revenue and some delivery challenges on a few projects.

In the Technology segment, customer revenue increased 1.8% in 2014 compared with 2013, and 2013 revenue decreased 10.4% compared with 2012. Foreign currency translations had a 1-percentage-point negative impact in 2014 compared with 2013 and a negligible impact on Technology revenue in 2013 compared with 2012.

Revenue from the company’s enterprise-class software and servers increased 6.5% in 2014 compared with 2013 and decreased 16.2% in 2013 compared with 2012. The increase or decrease in revenue from enterprise-class software and servers revenue in the respective years was due to either an increase or decrease in revenue from the company’s ClearPath product revenue.

Revenue from other technology (which is principally sales of third-party equipment) decreased $18.0 million in 2014 compared with 2013 and increased $24.0 million in 2013 compared with 2012.

Technology gross profit percent was 56.3% in 2014, 53.9% in 2013 and 63.9% in 2012. Technology operating income percent was 19.1% in 2014 compared with 21.1% in 2013 and 33.1% in 2012. The changes were due to the relative mix of ClearPath sales as well as increased investments in new offerings in 2014.

New accounting pronouncements

See Note 4 of the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on the company’s consolidated financial statements.

Financial condition

The company’s principal sources of liquidity are cash on hand, cash from operations and its revolving credit facility, discussed below. The company and certain international subsidiaries have access to uncommitted lines of credit from various banks. The company believes that it will have adequate sources of liquidity to meet its expected 2015 cash requirements.

Cash and cash equivalents at December 31, 2014 were $494.3 million compared with $639.8 million at December 31, 2013.

As of December 31, 2014, $316.4 million of cash and cash equivalents were held by the company’s foreign subsidiaries and branches operating outside of the U.S. In the future, if these funds are needed for the company’s operations in the U.S., the company may be required to accrue and pay taxes to repatriate these funds. See Note 6 of the Notes to Consolidated Financial Statements regarding the company’s intention to indefinitely reinvest earnings of foreign subsidiaries.

During 2014, cash provided by operations was $121.4 million compared with $187.4 million in 2013. Cash provided by operations during 2014 was negatively impacted by lower income and an increase in cash contributions to the company’s defined benefit pension plans. During 2014, the company contributed cash of $183.4 million to its defined benefit pension plans, which included $79.6 million to its U.S. qualified defined benefit pension plan, compared with $147.2 million, which included $33.8 million to its U.S. qualified defined benefit pension plan during 2013.

Cash used for investing activities in 2014 was $195.3 million compared with cash used of $162.7 million in 2013. Net proceeds of investments in 2014 were $13.7 million compared with net purchases of $9.9 million in 2013. Proceeds from investments and purchases of investments represent derivative financial instruments used to manage the company’s currency exposure to market risks from changes in foreign currency exchange rates. In addition, the investment in marketable software was $73.6 million in 2014 compared with $64.3 million in 2013, capital additions of properties were $53.3 million in 2014 compared with $47.2 million in 2013 and capital additions of outsourcing assets were $85.9 million in 2014 compared with $39.9 million in 2013. The higher capital expenditures largely reflected increased investments in outsourcing assets within the company’s IT outsourcing business as the company won a number of new contracts, increased investments in new products, as well as expenditures on automation tools and leasehold improvements that support further consolidation of the company’s real estate.

Cash used for financing activities during 2014 was $36.9 million compared with cash used of $23.0 million in 2013. Cash used for common stock repurchases was $35.7 million and $11.7 million in 2014 and 2013, respectively.

On March 1, 2014, all of the outstanding shares of 6.25% mandatory convertible preferred stock (2,587,400 shares) were automatically converted (in accordance with its terms) into 6,912,756 shares of the company’s common stock. Because March 1, 2014 was not a business day, the mandatory conversion was effected on Monday, March 3, 2014.

The company has a secured revolving credit facility, expiring in June 2018, which provides for loans and letters of credit up to an aggregate amount of $150 million (with a limit on letters of credit of $100 million). Borrowing limits under the credit agreement are based upon the amount of eligible U.S. accounts receivable. At December 31, 2014, the company had no borrowings and $18.8 million of letters of credit outstanding under the facility. At December 31, 2014, availability under the facility was $100.0 million net of letters of credit issued. Borrowings under the facility will bear interest based on short-term rates. The credit agreement contains customary representations and warranties, including that there has been no material adverse change in the company’s business, properties, operations or financial condition. The company is required to maintain a minimum fixed charge coverage ratio if the company’s availability under the credit facility falls below the greater of 12.5% of the lenders’ commitments under the facility and $18.75 million. The credit agreement allows the company to pay dividends on its capital stock in an amount up to $22.5 million per year unless the company is in default and to, among other things, repurchase its equity, prepay other debt, incur other debt or liens, dispose of assets and make acquisitions, loans and investments, provided the company complies with certain requirements and limitations set forth in the agreement. Events of default include non-payment, failure to comply with covenants, materially incorrect representations and warranties, change of control and default under other debt aggregating at least $50 million. The credit facility is guaranteed by Unisys Holding Corporation, Unisys NPL, Inc., Unisys AP Investment Company I and any future material domestic subsidiaries. The facility is secured by the assets of Unisys Corporation and the subsidiary guarantors, other than certain excluded assets. The company may elect to prepay or terminate the credit facility without penalty.

At December 31, 2014, the company has met all covenants and conditions under its various lending agreements. The company expects to continue to meet these covenants and conditions.

At December 31, 2014, the company had outstanding standby letters of credit and surety bonds totaling approximately $343 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material.

As described more fully in Notes 8 and 10 of the Notes to Consolidated Financial Statements, at December 31, 2014, the company had certain cash obligations, which are due as follows:

(millions of dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$224.0	$1.8	$215.3	$3.7	$3.2
Interest payments on long-term debt	40.9	13.6	26.9	.3	.1
Operating leases	225.1	58.2	86.1	46.5	34.3
Total	$490.0	$73.6	$328.3	$50.5	$37.6

As described in Note 16 of the Notes to Consolidated Financial Statements, in 2015, the company expects to make cash contributions to its worldwide defined benefit pension plans of approximately $128.8 million, which is comprised of $76.2 million primarily for non-U.S. defined benefit pension plans and $52.6 million for the company’s U.S. qualified defined benefit pension plan.

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

On December 10, 2012, the company announced that its Board of Directors had authorized the company to purchase up to an aggregate of $50 million of the company’s common stock and mandatory convertible preferred stock through December 31, 2014. Through December 31, 2014, the company repurchased an aggregate of 2.2 million shares of common stock for approximately $47.3 million. At December 31, 2014, the Board’s repurchase authorization expired.

Market risk

The company has exposure to interest rate risk from its short-term and long-term debt. In general, the company’s long-term debt is fixed rate and, to the extent it has any, its short-term debt is variable rate. See Note 8 of the Notes to Consolidated Financial Statements for components of the company’s long-term debt. The company believes that the market risk assuming a hypothetical 10% increase in interest rates would not be material to the fair value of these financial instruments, or the related cash flows, or future results of operations.

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

In addition, the company uses derivative financial instruments, primarily foreign exchange forward contracts, to reduce its exposure to market risks from changes in foreign currency exchange rates on intercompany balances. See Note 11 of the Notes to Consolidated Financial Statements for additional information on the company’s derivative financial instruments.

The company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign currency exchange rates applied to these derivative financial instruments described above. As of December 31, 2014 and 2013, the analysis indicated that such market movements would have reduced the estimated fair value of these derivative financial instruments by approximately $39 million and $48 million, respectively. Based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and the company’s actual exposures and hedges, actual gains and losses in the future may differ from the above analysis.

Critical accounting policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Certain accounting policies, methods and estimates are particularly important because of their significance to the financial statements and because of the possibility that future events affecting them may differ from management’s current judgments. The company bases its estimates and judgments on historical experience and on other assumptions that it believes are reasonable under the circumstances; however, to the extent there are material differences between these estimates, judgments and assumptions and actual results, the financial statements will be affected. Although there are a number of accounting policies, methods and estimates affecting the company’s financial statements as described in Note 1 of the Notes to Consolidated Financial Statements, the following critical accounting policies reflect the significant estimates, judgments and assumptions. The development and selection of these critical accounting policies have been determined by management of the company and the related disclosures have been reviewed with the Audit and Finance Committee of the Board of Directors.

Outsourcing

Typically, the initial terms of the company’s outsourcing contracts are between 5 and 10 years. Revenue under these contracts is recognized when the company performs the services or processes transactions in accordance with contractual performance standards. Customer prepayments (even if nonrefundable) are deferred (classified as a liability) and recognized systematically as revenue over the initial contract term.

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

Recoverability of outsourcing assets is subject to various business risks. Quarterly, the company compares the carrying value of the outsourcing assets with the undiscounted future cash flows expected to be generated by the outsourcing assets to determine if the assets are impaired. If impaired, the outsourcing assets are reduced to an estimated fair value on a discounted cash flow approach. The company prepares its cash flow estimates based on assumptions that it believes to be reasonable but are also inherently uncertain. Actual future cash flows could differ from these estimates.

Revenue recognition

The majority of the company’s sales agreements contain standard business terms and conditions; however, some agreements contain multiple elements or non-standard terms and conditions. As discussed in Note 1 of the Notes to Consolidated Financial Statements, the company enters into multiple-element arrangements, which may include any combination of hardware, software or services. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting, including whether the deliverables specified in a multiple-element arrangement should be treated as separate units of accounting for revenue recognition purposes, and, if so, how the price should be allocated among the elements and when to recognize revenue for each element. The company recognizes revenue on delivered elements only if: (a) any undelivered products or services are not essential to the functionality of the delivered products or services, (b) the company has an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services, (c) there is evidence of the selling price for each undelivered product or service, and (d) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized as the undelivered elements are delivered. For arrangements with multiple elements involving the licensing or sale of software and software-related elements, the allocation of revenue is based on vendor-specific objective evidence (VSOE), which is based upon normal pricing and discounting practices for those products and services when sold separately. The company’s continued ability to determine VSOE of fair value will depend on continued sufficient volumes and sufficient consistent pricing of stand-alone sales of such undelivered elements. In addition, the company’s revenue recognition policy states that revenue is not recognized until collectability is deemed probable. Changes in judgments on these assumptions and estimates could materially impact the timing of revenue recognition.

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

In addition to outright sales, the company sells hardware under bundled lease arrangements which typically include hardware, services and a financing component. Recognizing revenue under these arrangements requires the company to allocate the total consideration received to the lease and non-lease deliverables included in the bundled arrangement, based upon the estimated fair values of each element.

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

At December 31, 2014 and 2013, the company had deferred tax assets in excess of deferred tax liabilities of $2,244.1 million and $2,112.7 million, respectively. For the reasons cited below, at December 31, 2014 and 2013, management determined that it is more likely than not that $136.3 million and $113.9 million, respectively, of such assets will be realized, resulting in a valuation allowance of $2,107.8 million and $1,998.8 million, respectively.

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

As a result of the ownership change, utilization of the company’s Tax Attributes will be subject to an overall annual limitation of $70.6 million. This limitation will be applied first to any recognized built in losses, then to any net operating losses, and then to any other Tax Attributes. Any unused limitation may be carried over to later years. As of December 31, 2013, due to the ownership change in 2011, the Section 382 limitation and accompanying built in losses caused the company to reduce its deferred tax assets and related valuation allowance by $389.6 million. Based on presently available information and the existence of tax planning strategies, the company does not expect to incur a U.S. cash tax liability in the near term. The company maintains a full valuation allowance against the realization of all U.S. deferred tax assets as well as certain foreign deferred tax assets in excess of deferred tax liabilities. See Note 6 of the Notes to Consolidated Financial Statements.

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

Accounting rules governing income taxes also prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The company maintains reserves for estimated tax exposures including penalties and interest. Income tax exposures include potential challenges of intercompany pricing and other tax matters. Exposures are settled primarily through the settlement of audits within these tax jurisdictions, but can also be affected by changes in applicable tax law or other factors, which could cause management of the company to believe a revision of past estimates is appropriate. Management believes that an appropriate liability has been established for estimated exposures; however, actual results may differ materially from these estimates. The liabilities are reviewed quarterly for their adequacy and appropriateness. See Note 6 of the Notes to Consolidated Financial Statements.

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

A significant element in determining the company’s pension income or expense is the expected long-term rate of return on plan assets. The company sets the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. The company considers the current expectations for future returns and the actual historical returns of each asset class. Also, because the company’s investment policy is to actively manage certain asset classes where the potential exists to outperform the broader market, the expected returns for those asset classes are adjusted to reflect the expected additional returns. For 2015 and 2014, the company has assumed that the expected long-term rate of return on U.S. plan assets will be 6.80% and 7.72%, respectively, and on the company’s non-U.S. plan assets will be 6.45% for both years. A change of 25 basis points in the expected long-term rate of return for the company’s U.S. and non-U.S. pension plans causes a change of approximately $9 million and $6 million, respectively, in pension expense. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over four years. This produces the expected return on plan assets that is included in pension income or expense. The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains or losses affects the calculated value of plan assets and, ultimately, future pension income or expense. At December 31, 2014, for the company’s U.S. qualified defined benefit pension plan, the calculated value of plan assets was $3.90 billion and the fair value was $4.07 billion.

At the end of each year, the company determines the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the company looks to rates of return on high-quality, fixed-income investments that (a) receive one of the two highest ratings given by a recognized ratings agency and (b) are currently available and expected to be available during the period to maturity of the pension benefits. At December 31, 2014, the company determined this rate to be 4.09% for its U.S. defined benefit pension plans, a decrease of 93 basis points from the rate used at December 31, 2013, and 3.05% for the company’s non-U.S. defined benefit pension plans, a decrease of 110 basis points from the rate used at December 31, 2013. A change of 25 basis points in the U.S. and non-U.S. discount rates causes a change in pension expense of approximately $1 million and $5 million, respectively, and a change of approximately $150 million and $146 million, respectively, in the benefit obligation. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, has been deferred, as permitted.

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

At a minimum, amortization of an unrecognized net gain or loss must be included as a component of net pension cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the calculated value of plan assets. If amortization is required, the minimum amortization is that excess above the 10 percent divided by the average remaining life expectancy of the plan participants. For the company’s U.S. qualified defined benefit pension plan and the company’s non-U.S. pension plans, that period is approximately 19 years for each. At December 31, 2014, the estimated unrecognized loss for the company’s U.S. qualified defined benefit pension plan and the company’s non-U.S. pension plans was $3.11 billion and $1.05 billion, respectively.

For the year ended December 31, 2014, the company recognized consolidated pension expense of $73.8 million, compared with $93.5 million for the year ended December 31, 2013. For 2015, the company expects to recognize pension expense of approximately $111.8 million. See Note 16 of the Notes to Consolidated Financial Statements.

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

Factors that could affect future results include the following:

The company’s future results will depend upon its ability to effectively anticipate and respond to volatility and rapid technological innovation in its industry. The company operates in a highly volatile industry characterized by rapid technological innovation, evolving technology standards, short product life cycles and continually changing customer demand patterns. Future success will depend in part on the company’s ability to anticipate and respond to these market trends and to design, develop, introduce, deliver or obtain new and innovative products, services and software on a timely and cost-effective basis using new delivery models such as cloud computing. The company may not be successful in anticipating or responding to changes in technology, industry standards or customer preferences, and the market may not demand or accept its services and product offerings. In addition, products and services developed by competitors may make the company’s offerings less competitive.

Future results will also depend on the company’s ability to maintain and grow its technology business. The company continues to invest in developing new high-end enterprise server products, cybersecurity software, cloud-based products and other offerings to meet client needs, including the Forward! by Unisys line of fabric servers and the Unisys Stealth family of cybersecurity software. Future results will depend on the company’s ability to effectively market and sell these new products while maintaining its installed base for ClearPath and developing next-generation ClearPath products.

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

The company’s future results will depend in part on its ability to attract, motivate and retain experienced and knowledgeable personnel in key positions. The success of the company’s business is dependent upon its ability to employ and train individuals with the requisite knowledge, skills and experience to execute the company’s business model and achieve its business objectives. The failure of the company to retain key personnel or implement an appropriate succession plan could adversely impact the company’s ability to successfully carry out its business strategy and retain other key personnel.

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

The company’s future results will depend on its ability to retain significant clients. The company has a number of significant long-term contracts with clients, including governmental entities, and its future success will depend, in part, on retaining its relationships with these clients. The company could lose clients for such reasons as contract expiration, conversion to a competing service provider, disputes with clients or a decision to in-source services, including contracts with governmental entities as part of the rebid process. The company could also lose clients as a result of their merger, acquisition or business failure. The company may not be able to replace the revenue and earnings from any such lost client.

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

Cybersecurity breaches could result in the company incurring significant costs and could harm the company’s business and reputation. The company’s business includes managing, processing, storing and transmitting proprietary and confidential data, including personal information, intellectual property and proprietary business information, within the company’s own IT systems and those that the company designs, develops, hosts or manages for clients. Cybersecurity breaches involving these systems by hackers, other third parties or the company’s employees, despite established security controls, could disrupt these systems or result in the loss or corruption of data or the unauthorized disclosure or misuse of information of the company, its clients or others. This could result in litigation and legal liability for the company, lead to the loss of existing or potential clients and adversely affect the market’s perception of the security and reliability of the company’s products and services. In addition, such breaches could subject the company to fines and penalties for violations of laws and result in the company incurring other significant costs. This may negatively impact the company’s reputation and financial results.

A significant disruption in the company’s IT systems could adversely affect the company’s business and reputation. We rely extensively on our IT systems to conduct our business and perform services for our clients. Our systems are subject to damage or interruption from power outages, telecommunications failures, computer viruses and malicious attacks, cybersecurity breaches and catastrophic events. If our systems are damaged or fail to function properly, we could incur substantial repair or replacement costs, experience data loss and impediments to our ability to conduct our business, and damage the market’s perception of our products and services. In addition, a disruption could result in the company failing to meet performance standards and obligations in its client contracts, which could subject the company to liability, penalties and contract termination. This may adversely affect the company’s reputation and financial results.

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

The company has significant pension obligations and may be required to make additional significant cash contributions to its defined benefit pension plans. The company has unfunded obligations under its U.S. and non-U.S. defined benefit pension plans. In 2014, the company made cash contributions of $183.4 million to its worldwide defined benefit pension plans. Based on current legislation, recent interest rates and expected returns, in 2015 the company estimates that it will make cash contributions to its worldwide defined benefit pension plans of approximately $128.8 million, which is comprised of $52.6 million for the company’s U.S. qualified defined benefit pension plan and $76.2 million primarily for non-U.S. defined benefit pension plans.

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

The company’s contracts with U.S. governmental agencies may subject the company to audits, criminal penalties, sanctions and other expenses and fines. The company frequently enters into contracts with governmental entities. U.S. government agencies, including the Defense Contract Audit Agency and the Department of Labor, routinely audit government contractors. These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The U.S. government also may review the adequacy of, and a contractor’s compliance with, contract terms and conditions, its systems and policies, including the contractor’s purchasing, property, estimating, billing, accounting, compensation and management information systems. Any costs found to be overcharged or improperly allocated to a specific contract or any amounts improperly billed or charged for products or services will be subject to reimbursement to the government. In addition, government contractors, such as the company, are required to disclose credible evidence of certain violations of law and contract overpayments to the federal government. If the company is found to have participated in improper or illegal activities, the company may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect the company’s business or reputation.

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

Pending litigation could affect the company’s results of operations or cash flow. There are various lawsuits, claims, investigations and proceedings that have been brought or asserted against the company, which arise in the ordinary course of business, including actions with respect to commercial and government contracts, labor and employment, employee benefits, environmental matters, intellectual property and non-income tax and employment compensation in Brazil. See Note 13 of the Notes to Consolidated Financial Statements for more information on litigation. The company believes that it has valid defenses with respect to legal matters pending against it. Litigation is inherently unpredictable, however, and it is possible that the company’s results of operations or cash flow could be materially affected in any particular period by the resolution of one or more of the legal matters pending against it.

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

Unisys Corporation

Consolidated Financial Statements

Consolidated Statements of Income

Year ended December 31 (millions, except per share data)	2014	2013	2012
Revenue

Services	$2,887.7	$2,996.1	$3,192.4

Technology	468.7	460.4	514.0
	3,356.4	3,456.5	3,706.4
Costs and expenses

Cost of revenue:

Services	2,394.2	2,405.5	2,567.7

Technology	184.4	202.6	165.2
	2,578.6	2,608.1	2,732.9

Selling, general and administrative expenses	554.1	559.4	572.8

Research and development expenses	68.8	69.5	81.5
	3,201.5	3,237.0	3,387.2

Operating profit	154.9	219.5	319.2

Interest expense	9.2	9.9	27.5

Other income (expense), net	(.2)	9.8	(37.6)

Income before income taxes	145.5	219.4	254.1

Provision for income taxes	86.2	99.3	97.3

Consolidated net income	59.3	120.1	156.8

Net income attributable to noncontrolling interests	12.6	11.6	11.2

Net income attributable to Unisys Corporation	46.7	108.5	145.6

Preferred stock dividends	2.7	16.2	16.2

Net income attributable to Unisys Corporation common shareholders	$44.0	$92.3	$129.4

Earnings per common share attributable to Unisys Corporation

Basic	$.89	$2.10	$2.95

Diluted	$.89	$2.08	$2.84

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Comprehensive Income

Year ended December 31 (millions)	2014	2013	2012

Consolidated net income	$59.3	$120.1	$156.8
Other comprehensive income

Foreign currency translation	(66.3)	(40.1)	17.7

Postretirement adjustments, net of tax of $(42.5) in 2014, $14.6 in 2013 and $(28.3) in 2012	(756.8)	853.8	(452.3)

Total other comprehensive income (loss)	(823.1)	813.7	(434.6)

Comprehensive income (loss)	(763.8)	933.8	(277.8)

Comprehensive income (loss) attributable to noncontrolling interests	30.5	(25.1)	(9.3)

Comprehensive income (loss) attributable to Unisys Corporation	$(733.3)	$908.7	$(287.1)

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Balance Sheets

December 31 (millions)	2014	2013
Assets
Current assets
Cash and cash equivalents	$494.3	$639.8
Accounts and notes receivable, net	619.3	683.1
Inventories:
Parts and finished equipment	22.2	32.8
Work in process and materials	24.5	22.3
Deferred income taxes	16.4	24.1
Prepaid expenses and other current assets	140.6	138.7
Total	1,317.3	1,540.8
Properties	1,059.4	1,095.5
Less – Accumulated depreciation and amortization	890.7	920.8
Properties, net	168.7	174.7
Outsourcing assets, net	150.9	115.5
Marketable software, net	144.1	129.1
Prepaid postretirement assets	19.9	83.7
Deferred income taxes	154.6	112.3
Goodwill	183.9	188.7
Other long-term assets	209.3	165.2
Total	$2,348.7	$2,510.0
Liabilities and deficit
Current liabilities
Current maturities of long-term debt	$1.8	$–
Accounts payable	262.5	246.7
Deferred revenue	348.3	402.4
Other accrued liabilities	385.1	375.7
Total	997.7	1,024.8
Long-term debt	222.2	210.0
Long-term postretirement liabilities	2,369.9	1,697.2
Long-term deferred revenue	119.5	122.7
Other long-term liabilities	91.8	119.2
Commitments and contingencies
Deficit
6.25% mandatory convertible preferred stock	–	249.7
Common stock, par value $.01 per share (100.0 million shares authorized; 52.4 million shares and 45.1 million shares issued)	.5	.4
Accumulated deficit	(1,735.8)	(1,782.5)
Treasury stock, at cost	(99.6)	(62.4)
Paid-in capital	4,488.3	4,227.7
Accumulated other comprehensive loss	(4,113.4)	(3,333.4)
Total Unisys stockholders’ deficit	(1,460.0)	(700.5)
Noncontrolling interests	7.6	36.6
Total deficit	(1,452.4)	(663.9)
Total	$2,348.7	$2,510.0

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Cash Flows

Year ended December 31 (millions)	2014	2013	2012
Cash flows from operating activities
Consolidated net income	$59.3	$120.1	$156.8
Add (deduct) items to reconcile consolidated net income to net cash provided by operating activities:
Company stock issued for U.S. 401(k) plan	–	–	6.2
Foreign currency transaction losses	7.4	6.5	–
Loss on debt extinguishment	–	–	30.6
Employee stock compensation	10.4	12.5	14.3
Depreciation and amortization of properties	52.0	46.7	54.7
Depreciation and amortization of outsourcing assets	58.1	53.5	57.9
Amortization of marketable software	58.5	59.4	62.0
Other non-cash operating activities	7.8	(.6)	(2.7)
Disposal of capital assets	1.8	2.0	6.3
(Gain) loss on sale of businesses and assets	(.7)	1.5	(11.7)
Pension contributions	(183.4)	(147.2)	(201.5)
Pension expense	73.8	93.5	108.2
Decrease in deferred income taxes, net	24.8	29.4	26.3
Increase in receivables, net	(14.3)	(63.5)	(11.2)
Decrease (increase) in inventories	6.3	(6.5)	14.2
(Increase) decrease in other assets	(23.7)	(16.5)	32.2
Increase (decrease) in accounts payable and other accrued liabilities	14.4	1.9	(80.7)
Decrease in other liabilities	(31.1)	(5.3)	(.6)
Net cash provided by operating activities	121.4	187.4	261.3
Cash flows from investing activities
Proceeds from investments	5,654.0	5,315.9	4,108.5
Purchases of investments	(5,640.3)	(5,325.8)	(4,107.2)
Investment in marketable software	(73.6)	(64.3)	(56.4)
Capital additions of properties	(53.3)	(47.2)	(40.1)
Capital additions of outsourcing assets	(85.9)	(39.9)	(36.1)
Other	3.8	(1.4)	4.6
Net cash used for investing activities	(195.3)	(162.7)	(126.7)
Cash flows from financing activities
Common stock repurchases	(35.7)	(11.7)	–
Dividends paid on preferred stock	(4.0)	(16.2)	(16.2)
Proceeds from exercise of stock options	3.4	4.9	.4
Financing fees	(.6)	–	–
Proceeds from issuance of long-term debt	–	–	204.8
Payments of long-term debt	–	–	(388.9)
Dividends paid to noncontrolling interest	–	–	(4.5)
Net cash used for financing activities	(36.9)	(23.0)	(204.4)
Effect of exchange rate changes on cash and cash equivalents	(34.7)	(17.5)	10.5
Decrease in cash and cash equivalents	(145.5)	(15.8)	(59.3)
Cash and cash equivalents, beginning of year	639.8	655.6	714.9

Cash and cash equivalents, end of year	$494.3	$639.8	$655.6

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Deficit

		Unisys Corporation
(millions)	Total	Total Unisys Corporation	Preferred Stock	Common Stock Par Value	Accumu- lated Deficit	Treasury Stock At Cost	Paid-in Capital	Accumu- lated Other Compre- hensive Loss	Non- controlling Interests
Balance at December 31, 2011	$(1,311.0)	$(1,318.1)	$249.7	$.4	$(2,036.6)	$(48.1)	$4,217.4	$(3,700.9)	$7.1
Consolidated net income	156.8	145.6			145.6				11.2
Stock-based compensation	21.2	21.2				(.7)	21.9
Dividends declared to preferred holders	(16.2)	(16.2)					(16.2)
Dividends declared to noncontrolling interests	(3.5)								(3.5)
Sale of subsidiary	(1.4)								(1.4)
Translation adjustments	17.7	14.8						14.8	2.9
Postretirement plans	(452.3)	(447.5)						(447.5)	(4.8)
Balance at December 31, 2012	(1,588.7)	(1,600.2)	249.7	.4	(1,891.0)	(48.8)	4,223.1	(4,133.6)	11.5
Consolidated net income	120.1	108.5			108.5				11.6
Stock-based compensation	14.8	14.8				(1.9)	16.7
Dividends declared to preferred holders	(12.1)	(12.1)					(12.1)
Common stock repurchases	(11.7)	(11.7)				(11.7)
Translation adjustments	(40.1)	(42.5)						(42.5)	2.4
Postretirement plans	853.8	842.7						842.7	11.1
Balance at December 31, 2013	(663.9)	(700.5)	249.7	.4	(1,782.5)	(62.4)	4,227.7	(3,333.4)	36.6
Consolidated net income	59.3	46.7			46.7				12.6
Stock-based compensation	13.5	13.5				(1.5)	15.0
Dividends declared to preferred holders	(4.0)	(4.0)					(4.0)
Preferred stock conversion	–	–	(249.7)	.1			249.6
Sale of subsidiary	1.5								1.5
Common stock repurchases	(35.7)	(35.7)				(35.7)
Translation adjustments	(66.3)	(61.0)						(61.0)	(5.3)
Postretirement plans	(756.8)	(719.0)						(719.0)	(37.8)
Balance at December 31, 2014	$(1,452.4)	$(1,460.0)	$–	$.5	$(1,735.8)	$(99.6)	$4,488.3	$(4,113.4)	$7.6

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

Advertising costs All advertising costs are expensed as incurred. The amount charged to expense during 2014, 2013 and 2012 was $8.0 million, $2.5 million and $3.1 million, respectively.

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

As mentioned above, some of the company’s multiple-element arrangements may include leased hardware which is subject to specific leasing guidance. Revenue under these arrangements is allocated considering the relative selling prices of the lease and non-lease elements. Lease deliverables include hardware, financing, maintenance and other executory costs, while non-lease deliverables generally consist of non-maintenance services. The amount of revenue allocated to the lease deliverables begins by allocating revenue to maintenance and other executory costs plus a profit thereon. These elements are generally recognized over the term of the lease. The remaining amounts are allocated to the hardware and financing elements. The amount allocated to hardware is recognized as revenue monthly over the term of the lease for those leases which are classified as operating leases and at the inception of the lease term for those leases which are classified as sales-type leases. The amount of finance income attributable to sales-type leases is recognized on the accrual basis using the effective interest method.

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

Outsourcing assets Costs on outsourcing contracts are generally expensed as incurred. However, certain costs incurred upon initiation of an outsourcing contract (principally initial customer setup) are deferred and expensed over the initial contract life. Fixed assets and software used in connection with outsourcing contracts are capitalized and depreciated over the shorter of the initial contract life or in accordance with the fixed asset policy described above.

Recoverability of outsourcing assets is subject to various business risks. The company quarterly compares the carrying value of the outsourcing assets with the undiscounted future cash flows expected to be generated by the outsourcing assets to determine if there is impairment. If impaired, the outsourcing assets are reduced to an estimated fair value on a discounted cash flow basis. The company prepares its cash flow estimates based on assumptions that it believes to be reasonable but are also inherently uncertain. Actual future cash flows could differ from these estimates.

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

Fair value measurements Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities required to be recorded at fair value, the company assumes that the transaction is an orderly transaction that assumes exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities; it is not a forced transaction (for example, a forced liquidation or distress sale). The fair value hierarchy has three levels of inputs that may be used to measure fair value: Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the company can access at the measurement date; Level 2 – Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3 – Unobservable inputs for the asset or liability. The company has applied fair value measurements to its long-term debt (see note 8), derivatives (see note 11) and to its postretirement plan assets (see note 16).

Noncontrolling interest The company owns a fifty-one percent interest in Intelligent Processing Solutions Ltd. (iPSL), a U.K. business processing outsourcing joint venture. The remaining interests, which is reflected as a noncontrolling interest in the company’s financial statements, are owned by three financial institutions for which iPSL performs services.

2. Earnings per common share

The following table shows how the earnings per common share attributable to Unisys Corporation were computed for the three years ended December 31, 2014.

Year ended December 31 (millions, except per share data)	2014	2013	2012
Basic earnings per common share computation
Net income attributable to Unisys Corporation common stockholders	$44.0	$92.3	$129.4
Weighted average shares (thousands)	49,280	43,899	43,864
Basic earnings per common share	$.89	$2.10	$2.95
Diluted earnings per common share computation
Net income attributable to Unisys Corporation common stockholders	$44.0	$92.3	$129.4
Add preferred stock dividends	–	–	16.2
Net income attributable to Unisys Corporation for diluted earnings per share	$44.0	$92.3	$145.6
Weighted average shares (thousands)	49,280	43,899	43,864
Plus incremental shares from assumed conversions
Employee stock plans	304	448	439
Preferred stock	–	–	6,913
Adjusted weighted average shares	49,584	44,347	51,216
Diluted earnings per common share	$.89	$2.08	$2.84

In 2014, 2013 and 2012, the following weighted-average number of stock options and restricted stock units were antidilutive and therefore excluded from the computation of diluted earnings per common share (in thousands): 1,929; 2,142; and 2,261, respectively. In 2014 and 2013, the following weighted-average mandatory convertible preferred stock was antidilutive and therefore excluded from the computation of diluted earnings per share (in thousands): 1,171 and 6,913, respectively.

3. Goodwill

Goodwill is reviewed annually for impairment and whenever events or circumstances occur indicating that goodwill may be impaired. The company performed its annual impairment test in the fourth quarter of 2014, which indicated that goodwill was not impaired.

Changes in the carrying amount of goodwill by segment for the years ended December 31, 2014 and 2013 were as follows:

(millions)	Total	Services	Technology
Balance at December 31, 2012	$192.3	$83.6	$108.7
Translation adjustments	(3.6)	(3.6)	–
Balance at December 31, 2013	188.7	80.0	108.7
Translation adjustments	(4.8)	(4.8)	–
Balance at December 31, 2014	$183.9	$75.2	$108.7

4. Recent accounting pronouncements and accounting changes

Effective January 1, 2014, the company adopted the Financial Accounting Standards Board (FASB) accounting guidance on reporting discontinued operations. The new guidance is aimed at reducing the frequency of disposals reported as discontinued operations by focusing on strategic shifts that have or are expected to have a major effect on an entity’s operations and financial results. Such a shift could include the disposal of a major line of business, a major geographical area, a major equity method investment or other major parts of the entity. In another change from current U.S. GAAP, the guidance permits companies to have continuing cash flows and significant continuing involvement with the disposed component. The guidance does not change the presentation requirements for discontinued operations in the statement of income. The guidance requires expanded disclosures for discontinued operations and new disclosures for individually material disposals that do not meet the definition of a discontinued operation. Since the company did not dispose of any operations in 2014, adoption of the guidance did not have an impact on the company’s consolidated financial statements.

Effective January 1, 2013, the company adopted the FASB’s authoritative guidance that requires companies to disclose the following: (a) for items reclassified out of accumulated other comprehensive income (AOCI) and into net income in their entirety, the effect of the reclassification on each affected income statement line item; and (b) for AOCI reclassification items that are not reclassified in their entirety into net income, a cross reference to other required U.S. GAAP disclosures. The new standard was required to be applied prospectively. Other than additional disclosure, the adoption of the new standard did not have an impact on the company’s consolidated financial statements.

In May of 2014, the FASB issued a new revenue recognition standard entitled “Revenue from Contracts with Customers.” The objective of the standard is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows from a contract with a customer. The standard is effective for annual reporting periods beginning after December 15, 2016, which for the company is January 1, 2017. Earlier application is not permitted. The standard allows for either “full retrospective” adoption, meaning the standard is applied to all periods presented, or “modified retrospective” adoption, meaning the standard is applied only to the most current period presented in the financial statements. The company is currently assessing which method it will choose for adoption, and is evaluating the impact of the adoption on its consolidated results of operations and financial position.

5. Accounts receivable

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

Revenue recognized in excess of billings on services contracts, or unbilled accounts receivable, was $100.1 million and $125.0 million at December 31, 2014 and 2013, respectively.

At December 31, 2014, receivables under sales-type leases before the allowance for unearned income were collectible as follows (in millions): 2015, $32.5; 2016, $27.6; 2017, $23.1; 2018, $22.9; 2019, $7.1; and $2.6 thereafter.

Unearned income, which is deducted from accounts and notes receivable, was $11.8 million and $10.5 million at December 31, 2014 and 2013, respectively. The allowance for doubtful accounts, which is reported as a deduction from accounts and notes receivable, was $30.1 million and $28.3 million at December 31, 2014 and 2013, respectively. The provision for doubtful accounts, which is reported in selling, general and administrative expenses in the consolidated statements of income, was expense (income) of $2.7 million, $(.6) million and $(2.7) million, in 2014, 2013 and 2012, respectively.

6. Income taxes

Following is the total income before income taxes and the provision for income taxes for the three years ended December 31, 2014.

Year ended December 31 (millions)	2014	2013	2012
Income before income taxes
United States	$(19.9)	$28.4	$32.5
Foreign	165.4	191.0	221.6
Total income before income taxes	$145.5	$219.4	$254.1
Provision for income taxes
Current
United States	$2.1	$8.0	$3.6
Foreign	59.4	63.0	66.5
State and local	1.0	(.2)	–
Total	62.5	70.8	70.1
Deferred
Foreign	23.7	28.5	27.2
Total provision for income taxes	$86.2	$99.3	$97.3

Following is a reconciliation of the provision for income taxes at the United States statutory tax rate to the provision for income taxes as reported:

Year ended December 31 (millions)	2014	2013	2012
United States statutory income tax provision	$50.9	$76.8	$88.9
Income and losses for which no provision or benefit has been recognized	35.7	13.5	7.0
Foreign rate differential and other foreign tax expense	(22.0)	(23.0)	(32.2)
Income tax withholdings	17.1	15.4	20.3
Permanent items	1.1	4.0	4.0
Enacted rate changes	–	8.9	9.0
Change in uncertain tax positions	.2	4.4	4.5
Change in valuation allowances due to changes in judgment	7.0	(.5)	–
Income tax credits, U.S.	(3.9)	–	(4.0)
Other	.1	(.2)	(.2)
Provision for income taxes	$86.2	$99.3	$97.3

The 2013 and 2012 provision for income taxes included $11.4 million and $9.2 million, respectively, due to a reduction in the UK income tax rate. The rate reductions were enacted in the third quarters of 2013 and 2012, and reduced the rate from 26% to 24% effective April 1, 2012, to 23% effective April 1, 2013, to 21% effective April 1, 2014 and to 20% effective April 1, 2015. The tax provisions were caused by a write down of the UK net deferred tax assets.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 2014 and 2013 were as follows:

December 31 (millions)	2014	2013
Deferred tax assets
Tax loss carryforwards	$883.3	$888.8
Postretirement benefits	791.3	566.3
Foreign tax credit carryforwards	245.5	252.4
Other tax credit carryforwards	88.0	88.9
Deferred revenue	60.5	86.4
Employee benefits and compensation	44.6	42.4
Purchased capitalized software	39.3	41.3
Capitalized research and development	36.0	89.7
Depreciation	34.9	31.6
Capitalized costs	16.3	16.5
Warranty, bad debts and other reserves	12.8	14.6
Other	29.5	26.8
	2,282.0	2,145.7
Valuation allowance	(2,107.8)	(1,998.8)
Total deferred tax assets	$174.2	$146.9
Deferred tax liabilities
Other	$37.9	$33.0
Total deferred tax liabilities	$37.9	$33.0
Net deferred tax assets	$136.3	$113.9

At December 31, 2014, the company has U.S. Federal ($431.6 million), state and local ($204.5 million), and foreign ($247.2 million) tax loss carryforwards, the total tax effect of which is $883.3 million. These carryforwards will expire as follows (in millions): 2015, $11.1; 2016, $8.7; 2017, $11.9; 2018, $24.6; 2019, $8.4; and $818.6 thereafter. The company also has available tax credit carryforwards of approximately $333.5 million, which will expire as follows (in millions): 2015, $7.5; 2016, $10.5; 2017, $48.2; 2018, $20.8; 2019, $20.6; and $225.9 thereafter.

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

Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $1,279.7 million at December 31, 2014. As the company currently intends to indefinitely reinvest all such earnings, no provision has been made for income taxes that may become payable upon distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability.

Cash paid for income taxes, net of refunds, during 2014, 2013 and 2012 was $73.9 million, $63.8 million and $39.9 million, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Year ended December 31 (millions)	2014	2013	2012
Balance at January 1	$26.3	$29.2	$24.3
Additions based on tax positions related to the current year	14.4	(2.4)	3.5
Changes for tax positions of prior years	(1.4)	(.1)	1.4
Reductions as a result of a lapse of applicable statute of limitations	(1.6)	–	(.4)
Settlements	(.9)	(.2)	(.7)
Changes due to foreign currency	(1.8)	(.2)	1.1
Balance at December 31	$35.0	$26.3	$29.2

The company recognizes penalties and interest accrued related to income tax liabilities in the provision for income taxes in its consolidated statements of income. At December 31, 2014 and 2013, the company had an accrual of $1.6 million and $2.1 million, respectively, for the payment of penalties and interest.

At December 31, 2014, all of the company’s liability for unrecognized tax benefits, if recognized, would affect the company’s effective tax rate. Within the next 12 months, the company believes that it is reasonably possible that the amount of unrecognized tax benefits may significantly change; however, various events could cause this belief to change in the future.

The company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Several U.S. state and foreign income tax audits are in process. The company is under an audit in India, for which years prior to 2006 are closed. For Brazil and the United Kingdom, which are the most significant jurisdictions outside the U.S., the audit periods through 2009 and 2010, respectively, are closed. All of the various ongoing income tax audits throughout the world are not expected to have a material impact on the company’s financial position.

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

7. Properties

Properties comprise the following:

December 31 (millions)	2014	2013
Land	$2.8	$3.2
Buildings	80.1	86.1
Machinery and office equipment	644.9	677.8
Internal-use software	257.7	244.6
Rental equipment	73.9	83.8
Total properties	$1,059.4	$1,095.5

8. Debt

Long-term debt is comprised of the following:

December 31 (millions)	2014	2013
6.25% senior notes due 2017	$210.0	$210.0
Capital leases	14.0	–
Total	224.0	210.0
Less – current maturities	1.8	–
Total long-term debt	$222.2	$210.0

All $210.0 million of 6.25% long-term debt matures in 2017. Capital leases maturities in 2015, 2016, 2017, 2018, 2019 and thereafter are $1.8 million, $2.6 million, $2.7 million, $2.4 million, $1.3 million and $3.2 million, respectively.

Cash paid for interest during 2014, 2013 and 2012 was $13.2 million, $12.9 million and $42.5 million, respectively. Capitalized interest expense during 2014, 2013 and 2012 was $4.0 million, $3.2 million and $5.3 million, respectively.

The company has a secured revolving credit facility, expiring in June 2018, which provides for loans and letters of credit up to an aggregate amount of $150 million (with a limit on letters of credit of $100 million). Borrowing limits under the credit agreement are based upon the amount of eligible U.S. accounts receivable. At December 31, 2014, the company had no borrowings and $18.8 million of letters of credit outstanding under the facility. At December 31, 2014, availability under the facility was $100.0 million net of letters of credit issued. Borrowings under the facility will bear interest based on short-term rates. The credit agreement contains customary representations and warranties, including that there has been no material adverse change in the company’s business, properties, operations or financial condition. The company is required to maintain a minimum fixed charge coverage ratio if the company’s availability under the credit facility falls below the greater of 12.5% of the lenders’ commitments under the facility and $18.75 million. The credit agreement allows the company to pay dividends on its capital stock in an amount up to $22.5 million per year unless the company is in default and to, among other things, repurchase its equity, prepay other debt, incur other debt or liens, dispose of assets and make acquisitions, loans and investments, provided the company complies with certain requirements and limitations set forth in the agreement. Events of default include non-payment, failure to comply with covenants, materially incorrect representations and warranties, change of control and default under other debt aggregating at least $50 million. The credit facility is guaranteed by Unisys Holding Corporation, Unisys NPL, Inc., Unisys AP Investment Company I and any future material domestic subsidiaries. The facility is secured by the assets of Unisys Corporation and the subsidiary guarantors, other than certain excluded assets. The company may elect to prepay or terminate the credit facility without penalty.

At December 31, 2014, the company has met all covenants and conditions under its various lending agreements. The company expects to continue to meet these covenants and conditions.

The company’s principal sources of liquidity are cash on hand, cash from operations and its revolving credit facility, discussed above. The company and certain international subsidiaries have access to uncommitted lines of credit from various banks.

The company’s anticipated future cash expenditures include anticipated contributions to its defined benefit pension plans. The company believes that it has adequate sources of liquidity to meet its expected 2015 cash requirements.

9. Other liabilities

Other accrued liabilities (current) are comprised of the following:

December 31 (millions)	2014	2013
Payrolls and commissions	$109.3	$103.9
Accrued vacations	60.8	67.2
Income taxes	58.3	40.9
Taxes other than income taxes	53.8	62.4
Postretirement	22.6	25.1
Accrued interest	4.9	4.9
Other	75.4	71.3
Total other accrued liabilities	$385.1	$375.7

10. Rental expense and commitments

Rental expense, less income from subleases, for 2014, 2013 and 2012 was $83.7 million, $85.3 million and $84.7 million, respectively. Income from subleases, for 2014, 2013 and 2012 was $8.5 million, $7.4 million and $8.5 million, respectively.

Minimum net rental commitments under noncancelable operating leases, including idle leases, outstanding at December 31, 2014, substantially all of which relate to real properties, were as follows: 2015, $58.2 million; 2016, $47.2 million; 2017, $38.9 million; 2018, $26.6 million; 2019, $19.9 million; and $34.3 million thereafter. Such rental commitments have been reduced by minimum sublease rentals of $32.0 million, due in the future under noncancelable subleases.

At December 31, 2014, the company had outstanding standby letters of credit and surety bonds totaling approximately $343 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material. In addition, at December 31, 2014, the company had deposits and collateral of approximately $58 million in other long-term assets, principally related to collateralized letters of credit, and to tax and labor contingencies in Brazil.

11. Financial instruments and concentration of credit risks

Due to its foreign operations, the company is exposed to the effects of foreign currency exchange rate fluctuations on the U.S. dollar, principally related to intercompany account balances. The company uses derivative financial instruments to reduce its exposure to market risks from changes in foreign currency exchange rates on such balances. The company enters into foreign exchange forward contracts, generally having maturities of one month, which have not been designated as hedging instruments. At December 31, 2014 and 2013, the notional amount of these contracts was $403.9 million and $482.6 million, respectively, and the fair value of such contracts was a net gain of $5.3 million and a net gain of $1.7 million, respectively, of which a gain of $6.1 million and $2.0 million, respectively, has been recognized in “Prepaid expenses and other current assets” and a loss of $.8 million and $.3 million, respectively, has been recognized in “Other accrued liabilities.” Changes in the fair value of these instruments was a gain of $17.3 million, a loss of $7.3 million and a loss of $.4 million, respectively, for years ended December 31, 2014, 2013 and 2012, which has been recognized in earnings in “Other income (expense), net” in the company’s consolidated statement of income. The fair value of these forward contracts is based on quoted prices for similar but not identical financial instruments; as such, the inputs are considered Level 2 inputs.

Financial instruments also include temporary cash investments and customer accounts receivable. Temporary investments are placed with creditworthy financial institutions, primarily in money market funds, time deposits and certificate of deposits which may be withdrawn at any time at the discretion of the company without penalty. At December 31, 2014 and 2013, the company’s cash equivalents principally have maturities of less than one month or can be withdrawn at any time at the discretion of the company without penalty. Due to the short maturities of these instruments, they are carried on the consolidated balance sheets at cost plus accrued interest, which approximates market value. Realized gains or losses during 2014, 2013 and 2012, as well as unrealized gains or losses at December 31, 2014 and 2013, were immaterial. Receivables are due from a large number of customers that are dispersed worldwide across many industries. At December 31, 2014 and 2013, the company had no significant concentrations of credit risk with any one customer. At December 31, 2014 and 2013, the company had approximately $94 million and $79 million, respectively, of receivables due from various U.S. federal governmental agencies. At December 31, 2014 and 2013, the carrying amount of cash and cash equivalents approximated fair value; and the carrying amount of long-term debt was less than the fair value, which is based on market prices (Level 2 inputs), of such debt by approximately $9 million and $15 million, respectively.

12. Foreign currency translation

Due to inflation rates in recent years, the company’s Venezuelan subsidiary has applied highly inflationary accounting beginning January 1, 2010. For those international subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency, and as such, nonmonetary assets and liabilities are translated at historical exchange rates, and monetary assets and liabilities are translated at current exchange rates. Exchange gains and losses arising from translation are included in other income (expense), net. Effective February 13, 2013, the Venezuelan government devalued its currency, the bolivar, by resetting the official exchange rate from 4.30 to the U.S. dollar to 6.30 to the U.S. dollar. As a result, the company recorded a pretax foreign exchange loss in 2013 of $6.5 million.

In January of 2014, the Venezuelan government announced that the exchange rate to be applied to the settlement of certain transactions, including foreign investments and royalties, would be changed to the Complementary System of Foreign Currency Administration (SICAD I) auction rate. As a result, the company changed the exchange rate used to remeasure its Venezuelan subsidiary’s financial statements in U.S. dollars from the official rate of 6.3 bolivars to the new SICAD I rate. At December 31, the SICAD I exchange rate used was 12.0 bolivars to the U.S. dollar. The changes in the rate resulted in the company recording a pretax foreign exchange loss in 2014 of $7.4 million. The company believes that using the SICAD I exchange rate is economically representative of what it might expect to receive in a dividend transaction.

At December 31, 2014, the company’s operations in Venezuela had net monetary assets denominated in local currency equivalent to approximately $8 million. As indicated above, the SICAD I exchange rate is determined by periodic auctions and, therefore, the potential exists for it to change significantly in future quarters. Additionally, the Venezuelan government may make further changes or introduce new exchange rate mechanisms, which could result in further changes in the exchange rate used by the company to remeasure its Venezuelan subsidiary’s financial statements in U.S. dollars.

During the years ended December 31, 2014, 2013 and 2012, the company recognized foreign exchange (losses) gains in “Other income (expense), net” in its consolidated statements of income of $(7.0) million, $10.4 million and $(8.1) million, respectively.

13. Litigation and contingencies

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

In December 2007, Lufthansa AG sued Unisys Deutschland GmbH, a Unisys subsidiary (Unisys Germany), in the District Court of Frankfurt, Germany, for allegedly failing to perform properly its obligations during the initial phase of a 2004 software design and development contract relating to a Lufthansa customer loyalty program. Under the contract, either party was free to withdraw from the project at the conclusion of the initial design phase. Rather than withdraw, Lufthansa instead terminated the contract and failed to pay the balance owed to Unisys Germany for the initial phase. Lufthansa’s lawsuit alleges that Unisys Germany breached the contract by failing to deliver a proper design for the new system and seeks approximately 21.4 million Euros in damages. The company believes it has valid defenses and filed its defense and a counterclaim in the amount of approximately 1.5 million Euros. In July 2013, the District Court issued a decision finding Unisys Germany liable for failing to perform its obligations under the initial phase of the contract. It also dismissed Unisys Germany’s counterclaim. The District Court did not conduct the damage phase of the proceeding. Unisys Germany appealed the decision on liability in August 2013. In December 2014, the Appellate Court found that Lufthansa was not entitled to terminate the contract for breach and dismissed Lufthansa’s 21.4 million Euros damages claim. It also dismissed Unisys Germany’s 1.5 million Euros counterclaim, finding the contract required Unisys Germany to return to Lufthansa a 2.2 million Euros advance payment that Lufthansa made upon contract signing. Accordingly, the Appellate Court entered a judgment against Unisys Germany for 2.2 million Euros plus interest (currently estimated to be approximately 1.16 million Euros). Under the judgment, the court also awarded costs of approximately 240,000 Euros to Unisys. In January 2015, the parties agreed to settle the case by waiving their rights to seek permission from Germany’s highest court to appeal and Unisys paying the amount due under the judgment. Unisys may either pay Lufthansa cash or, subject to further agreement of the parties, credits on a new project involving Unisys and Lufthansa.

The company’s Brazilian operations, along with those of many other companies doing business in Brazil, are involved in various litigation matters, including numerous governmental assessments related to indirect and other taxes, as well as disputes associated with former employees and contract labor. The tax-related matters pertain to value added taxes, customs, duties, sales and other non-income related tax exposures. The labor-related matters include claims related to compensation matters. The company believes that appropriate accruals have been established for such matters based on information currently available. At December 31, 2014, excluding those matters that have been assessed by management as being remote as to the likelihood of ultimately resulting in a loss, the amount related to unreserved tax-related matters, inclusive of any related interest, is estimated to be up to approximately $127 million.

The company has been involved in a matter arising from the sale of its Health Information Management (HIM) business to Molina Information Systems, LLC (Molina) under a 2010 Asset Purchase Agreement (APA). The HIM business provided system solutions and services to state governments, including the state of Idaho, for administering Medicaid programs. In August 2012, Molina sued the company in Federal District Court in Delaware alleging breaches of contract, negligent misrepresentation and intentional misrepresentation with respect to the APA and the Medicaid contract with Idaho. Molina sought compensatory damages, punitive damages, lost profits, indemnification, and declaratory relief. Molina alleged losses of approximately $35 million in the complaint. In June 2013, the District Court granted the company’s motion to dismiss the complaint and allowed Molina to replead certain claims and file an amended complaint. In August 2013, Molina filed an amended complaint. The company filed a motion to dismiss the amended complaint. On September 2, 2014, the District Court granted the company’s motion to dismiss the negligent misrepresentation claim, but denied the company’s motion with respect to Molina’s intentional misrepresentation and breach of contract claims. The litigation continues on the remaining claims.

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

Notwithstanding that the ultimate results of the lawsuits, claims, investigations and proceedings that have been brought or asserted against the company are not currently determinable, the company believes that at December 31, 2014, it has adequate provisions for any such matters.

14. Segment information

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

Also included in the Technology segment’s sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services engagements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2014, 2013 and 2012, was $17.0 million, $6.0 million and $11.5 million, respectively. The profit on these transactions is eliminated in Corporate.

The company evaluates business segment performance based on operating income exclusive of pension income or expense, restructuring charges and unusual and nonrecurring items, which are included in Corporate. All other corporate and centrally incurred costs are allocated to the business segments based principally on revenue, employees, square footage or usage.

No single customer accounts for more than 10% of revenue. Revenue from various agencies of the U.S. Government, which is reported in both business segments, was approximately $529 million, $512 million and $523 million in 2014, 2013 and 2012, respectively.

Corporate assets are principally cash and cash equivalents, prepaid postretirement assets and deferred income taxes. The expense or income related to corporate assets is allocated to the business segments.

Customer revenue by classes of similar products or services, by segment, is presented below:

Year ended December 31 (millions)	2014	2013	2012

Services
Systems integration and consulting	$942.8	$956.9	$1,079.3
Outsourcing	1,412.7	1,428.7	1,475.5
Infrastructure services	347.4	428.1	442.4

Core maintenance	184.8	182.4	195.2
	2,887.7	2,996.1	3,192.4
Technology
Enterprise-class software and servers	429.0	402.7	480.3
Other technology	39.7	57.7	33.7
	468.7	460.4	514.0
Total	$3,356.4	$3,456.5	$3,706.4

Presented below is a reconciliation of segment operating income to consolidated income before income taxes:

Year ended December 31 (millions)	2014	2013	2012
Total segment operating income	$233.6	$309.6	$414.3
Interest expense	(9.2)	(9.9)	(27.5)
Other income (expense), net	(.2)	9.8	(37.6)
Corporate and eliminations	(78.7)	(90.1)	(95.1)
Total income before income taxes	$145.5	$219.4	$254.1

Presented below is a reconciliation of total business segment assets to consolidated assets:

December 31 (millions)	2014	2013	2012
Total segment assets	$1,533.8	$1,530.5	$1,469.1
Cash and cash equivalents	494.3	639.8	655.6
Deferred income taxes	171.0	136.4	184.3
Prepaid postretirement assets	19.9	83.7	3.3
Other corporate assets	129.7	119.6	108.1
Total assets	$2,348.7	$2,510.0	$2,420.4

A summary of the company’s operations by business segment for 2014, 2013 and 2012 is presented below:

(millions)	Total	Corporate	Services	Technology
2014
Customer revenue	$3,356.4		$2,887.7	$468.7
Intersegment		$(112.3)	.4	111.9
Total revenue	$3,356.4	$(112.3)	$2,888.1	$580.6
Operating income	$154.9	$(78.7)	$122.7	$110.9
Depreciation and amortization	168.6		103.2	65.4
Total assets	2,348.7	814.9	1,099.2	434.6
Capital expenditures	212.8	4.9	133.8	74.1

2013
Customer revenue	$3,456.5		$2,996.1	$460.4
Intersegment		$(122.5)	1.7	120.8
Total revenue	$3,456.5	$(122.5)	$2,997.8	$581.2
Operating income	$219.5	$(90.1)	$186.7	$122.9
Depreciation and amortization	159.6		91.8	67.8
Total assets	2,510.0	979.5	1,126.7	403.8
Capital expenditures	151.4	2.9	78.8	69.7

2012
Customer revenue	$3,706.4		$3,192.4	$514.0
Intersegment		$(123.1)	3.8	119.3
Total revenue	$3,706.4	$(123.1)	$3,196.2	$633.3
Operating income	$319.2	$(95.1)	$204.6	$209.7
Depreciation and amortization	174.6		102.4	72.2
Total assets	2,420.4	951.3	1,085.9	383.2
Capital expenditures	132.6	3.7	64.7	64.2

Geographic information about the company’s revenue, which is principally based on location of the selling organization, properties and outsourcing assets, is presented below:

Year ended December 31 (millions)	2014	2013	2012
Revenue
United States	$1,378.1	$1,370.6	$1,455.0
United Kingdom	435.4	414.0	496.9
Other foreign	1,542.9	1,671.9	1,754.5
Total	$3,356.4	$3,456.5	$3,706.4
Properties, net
United States	$111.9	$112.4	$112.7
United Kingdom	22.0	24.7	23.1
Other foreign	34.8	37.6	40.6
Total	$168.7	$174.7	$176.4
Outsourcing assets, net
United States	$99.7	$56.2	$67.1
United Kingdom	25.8	28.1	30.3
Other foreign	25.4	31.2	28.9
Total	$150.9	$115.5	$126.3

15. Sale of business

On March 30, 2012, the company completed the sale of its interest in its South African joint venture and reported a pretax gain of $10.6 million, which was reported as a reduction of selling, general and administrative expense in the company’s consolidated statement of income. Since the sale, the company has served this market through a distributor. The joint venture, which had operations in both of the company’s reporting segments of Services and Technology, generated 2012 (through the date of sale) revenue and pretax income of $47.6 million and $7.6 million, respectively.

16. Employee plans

Stock plans Under stockholder approved stock-based plans, stock options, stock appreciation rights, restricted stock and restricted stock units may be granted to officers, directors and other key employees. At December 31, 2014, 2.7 million shares of unissued common stock of the company were available for granting under these plans.

As of December 31, 2014, the company has granted non-qualified stock options and restricted stock units under these plans. The company recognizes compensation cost net of a forfeiture rate in selling, general and administrative expenses, and recognizes the compensation cost for only those awards expected to vest. The company estimates the forfeiture rate based on its historical experience and its expectations about future forfeitures.

The company’s employee stock option grants include a provision that, if termination of employment occurs after the participant has attained age 55 and completed 5 years of service with the company, the participant shall continue to vest in each of his or her awards in accordance with the vesting schedule set forth in the applicable award agreement. Compensation expense for such awards is recognized over the period to the date the employee first becomes eligible for retirement. Time-based restricted stock unit grants for the company’s directors vest upon award and compensation expense for such awards is recognized upon grant.

Options have been granted to purchase the company’s common stock at an exercise price equal to or greater than the fair market value at the date of grant, generally have a maximum duration of five years and become exercisable in annual installments over a three-year period following date of grant.

During the years ended December 31, 2014, 2013 and 2012, the company recognized $10.4 million, $12.5 million and $14.3 million of share-based compensation expense, which is comprised of $3.3 million, $3.2 million and $5.4 million of restricted stock unit expense and $7.1 million, $9.3 million and $8.9 million of stock option expense, respectively.

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

The fair value of stock option awards was estimated using the Black-Scholes option pricing model with the following assumptions and weighted-average fair values as follows:

Year Ended December 31	2014	2013	2012
Weighted-average fair value of grant	$11.24	$8.79	$9.73
Risk-free interest rate	1.04%	.54%	.54%
Expected volatility	45.65%	50.19%	71.29%
Expected life of options in years	3.71	3.69	3.65
Expected dividend yield	–	–	–

A summary of stock option activity for the year ended December 31, 2014 follows (shares in thousands):

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value ($ in millions)
Outstanding at December 31, 2013	2,698	$32.74
Granted	756	32.20
Exercised	(272)	14.25
Forfeited and expired	(366)	70.30
Outstanding at December 31, 2014	2,816	29.51	2.37	$9.1
Expected to vest at December 31, 2014	1,335	27.37	3.49	$4.7
Exercisable at December 31, 2014	1,456	31.47	1.31	$4.4

The aggregate intrinsic value represents the total pretax value of the difference between the company’s closing stock price on the last trading day of the period and the exercise price of the options, multiplied by the number of in-the-money stock options that would have been received by the option holders had all option holders exercised their options on December 31, 2014. The intrinsic value of the company’s stock options changes based on the closing price of the company’s stock. The total intrinsic value of options exercised for the years ended December 31, 2014, 2013 and 2012 was $4.7 million, $7.9 million and $.9 million, respectively. As of December 31, 2014, $3.2 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 1.8 years.

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

A summary of restricted stock unit activity for the year ended December 31, 2014 follows (shares in thousands):

	Restricted Stock Units	Weighted-Average Grant-Date Fair Value
Outstanding at December 31, 2013	401	$23.45
Granted	397	32.16
Vested	(124)	26.76
Forfeited and expired	(320)	27.03
Outstanding at December 31, 2014	354	28.81

The fair value of restricted stock units is determined based on the trading price of the company’s common shares on the date of grant. The aggregate weighted-average grant-date fair value of restricted stock units granted during the years ended December 31, 2014, 2013 and 2012 was $12.8 million, $5.3 million and $3.3 million, respectively. As of December 31, 2014, there was $2.0 million of total unrecognized compensation cost related to outstanding restricted stock units granted under the company’s plans. That cost is expected to be recognized over a weighted-average period of 2.1 years. The aggregate weighted-average grant-date fair value of restricted stock units vested during the years ended December 31, 2014, 2013 and 2012 was $3.3 million, $4.5 million and $4.1 million, respectively.

Common stock issued upon exercise of stock options or upon lapse of restrictions on restricted stock units is newly issued shares. Cash received from the exercise of stock options was $3.4 million and $4.9 million for the years ended December 31, 2014 and 2013, respectively. During 2014 and 2013, the company did not recognize any tax benefits from the exercise of stock options or upon issuance of stock upon lapse of restrictions on restricted stock units because of its tax position. Any such tax benefits resulting from tax deductions in excess of the compensation costs recognized are classified as financing cash flows.

Defined contribution and compensation plans U.S. employees are eligible to participate in an employee savings plan. Under this plan, employees may contribute a percentage of their pay for investment in various investment alternatives. The company matches 50 percent of the first 6 percent of eligible pay contributed by participants to the plan on a before-tax basis (subject to IRS limits). In 2014, 2013 and 2012, the company funded the match with cash, a combination of cash and company common stock and company common stock, respectively. The charge to income related to the company match for the years ended December 31, 2014, 2013 and 2012, was $10.6 million, $11.8 million and $12.1 million, respectively.

The company has defined contribution plans in certain locations outside the United States. The charge to income related to these plans was $25.2 million, $26.7 million and $30.0 million, for the years ended December 31, 2014, 2013 and 2012, respectively.

The company has non-qualified compensation plans, which allow certain highly compensated employees and directors to defer the receipt of a portion of their salary, bonus and fees. Participants can earn a return on their deferred balance that is based on hypothetical investments in various investment vehicles. Changes in the market value of these investments are reflected as an adjustment to the liability with an offset to expense. As of December 31, 2014 and 2013, the liability to the participants of these plans was $12.1 million and $13.2 million, respectively. These amounts reflect the accumulated participant deferrals and earnings thereon as of that date. The company makes no contributions to the deferred compensation plans and remains contingently liable to the participants.

Retirement benefits For the company’s more significant defined benefit pension plans, including the U.S. and the UK, accrual of future benefits under the plans has ceased.

Retirement plans’ funded status and amounts recognized in the company’s consolidated balance sheets at December 31, 2014 and 2013 follow:

	U.S. Plans		International Plans
December 31 (millions)	2014	2013	2014	2013

Change in projected benefit obligation

Benefit obligation at beginning of year	$5,158.8	$5,646.8	$3,059.2	$2,945.4

Service cost	–	–	8.4	10.4

Interest cost	248.3	220.4	117.9	106.6

Plan participants’ contributions	–	–	3.1	3.1

Plan amendment	(46.3)	–	(1.0)	(6.3)

Plan curtailment	–	–	(.3)	–

Actuarial loss (gain)	670.0	(355.9)	559.4	(19.3)

Benefits paid	(365.3)	(352.5)	(115.4)	(100.8)

Foreign currency translation adjustments	–	–	(276.4)	120.1

Benefit obligation at end of year	$5,665.5	$5,158.8	$3,354.9	$3,059.2

Change in plan assets

Fair value of plan assets at beginning of year	$4,048.0	$3,786.7	$2,681.8	$2,399.2

Actual return on plan assets	299.9	572.6	278.0	166.3

Employer contribution	87.1	41.2	96.3	106.0

Plan participants’ contributions	–	–	3.1	3.1

Benefits paid	(365.3)	(352.5)	(115.4)	(100.8)

Foreign currency translation adjustments	–	–	(224.9)	108.0

Fair value of plan assets at end of year	$4,069.7	$4,048.0	$2,718.9	$2,681.8

Funded status at end of year	$(1,595.8)	$(1,110.8)	$(636.0)	$(377.4)

Amounts recognized in the consolidated balance sheets consist of:

Prepaid postretirement assets	$–	$–	$18.9	$82.6

Other accrued liabilities	(6.9)	(6.9)	(.2)	(.2)

Long-term postretirement liabilities	(1,588.9)	(1,103.9)	(654.7)	(459.8)

Total funded status	$(1,595.8)	$(1,110.8)	$(636.0)	$(377.4)

Accumulated other comprehensive loss, net of tax

Net loss	$2,973.5	$2,425.9	$1,076.1	$817.7

Prior service (credit) cost	$(44.5)	$1.4	$(12.8)	$(16.0)

Accumulated benefit obligation	$5,665.5	$5,158.8	$3,349.3	$3,051.5

Information for defined benefit retirement plans with an accumulated benefit obligation in excess of plan assets at December 31, 2014 and 2013 follows:

December 31 (millions)	2014	2013
Accumulated benefit obligation	$8,412.6	$7,210.4

Fair value of plan assets	6,167.2	5,646.7

Information for defined benefit retirement plans with a projected benefit obligation in excess of plan assets at December 31, 2014 and 2013 follows:

December 31 (millions)	2014	2013
Projected benefit obligation	$8,417.9	$7,217.4

Fair value of plan assets	6,167.2	5,646.7

Net periodic pension cost for 2014, 2013 and 2012 includes the following components:

	U.S. Plans			International Plans
Year ended December 31 (millions)	2014	2013	2012	2014	2013	2012

Service cost	$–	$–	$–	$8.4	$10.4	$8.6

Interest cost	248.3	220.4	252.9	117.9	106.6	113.1

Expected return on plan assets	(287.1)	(291.5)	(285.7)	(160.5)	(141.9)	(136.1)

Amortization of prior service (credit)	(.4)	.7	.7	(2.1)	(2.1)	(.5)

Recognized net actuarial loss	109.7	139.0	124.0	40.2	51.9	36.9

Curtailment gain	–	–	–	(.6)	–	(5.7)
Net periodic pension cost	$70.5	$68.6	$91.9	$3.3	$24.9	$16.3

Weighted-average assumptions used to determine net periodic pension cost for the years ended December 31 were as follows:

Discount rate	5.02%	4.01%	4.96%	4.15%	3.92%	4.65%

Rate of compensation increase	N/A	N/A	N/A	2.08%	2.06%	2.66%

Expected long-term rate of return on assets	7.72%	8.00%	8.00%	6.45%	6.40%	6.59%

Weighted-average assumptions used to determine benefit obligations at December 31 were as follows:

Discount rate	4.09%	5.02%	4.01%	3.05%	4.15%	3.92%

Rate of compensation increase	N/A	N/A	N/A	1.68%	2.08%	2.06%

The expected pretax amortization in 2015 of net periodic pension cost is as follows: net loss, $199.3 million; and prior service credit, $(4.4) million. The amortization of these items is recorded as an element of pension expense. In 2014, pension expense included amortization of $149.9 million of net losses and $(2.5) million of prior service credit.

The company’s investment policy targets and ranges for each asset category are as follows:

	U.S.		Int’l.
Asset Category	Target	Range	Target	Range

Equity securities	58%	52-64%	38%	32-44%

Debt securities	36%	33-39%	55%	48-62%

Real estate	6%	3-9%	1%	0-3%

Cash	0%	0-5%	1%	0-5%

Other	0%	0%	5%	0-10%

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

In 2015, the company expects to make cash contributions of $128.8 million to its worldwide defined benefit pension plans, which is comprised of $76.2 million primarily for non-U.S. defined benefit pension plans and $52.6 million for the company’s U.S. qualified defined benefit pension plan.

As of December 31, 2014, the following benefit payments, which reflect expected future service where applicable, are expected to be paid from the defined benefit pension plans:

Year ending December 31 (millions)	U.S.	Int’l.

2015	$362.7	$103.2

2016	363.7	106.0

2017	365.7	109.1

2018	366.4	112.0

2019	367.2	115.4

2020 - 2024	1,839.4	615.9

Other postretirement benefits A reconciliation of the benefit obligation, fair value of the plan assets and the funded status of the postretirement benefit plan at December 31, 2014 and 2013, follows:

December 31 (millions)	2014	2013

Change in accumulated benefit obligation

Benefit obligation at beginning of year	$159.7	$180.5

Service cost	.6	.6

Interest cost	7.6	7.9

Plan participants’ contributions	4.6	4.9

Actuarial gain	(2.4)	(11.5)

Federal drug subsidy	1.4	1.8

Benefits paid	(20.0)	(23.2)

Foreign currency translation and other adjustments	(1.5)	(1.3)

Benefit obligation at end of year	$150.0	$159.7

Change in plan assets

Fair value of plan assets at beginning of year	$9.2	$9.7

Actual return on plan assets	–	(.2)

Employer contributions	15.3	18.0

Plan participants’ contributions	4.6	4.9

Benefits paid	(20.0)	(23.2)

Fair value of plan assets at end of year	$9.1	$9.2

Funded status at end of year	$(140.9)	$(150.5)

Amounts recognized in the consolidated balance sheets consist of:

Prepaid postretirement assets	$1.0	$1.1

Other accrued liabilities	(15.6)	(18.0)

Long-term postretirement liabilities	(126.3)	(133.6)

Total funded status	$(140.9)	$(150.5)

Accumulated other comprehensive loss, net of tax

Net loss	$32.0	$36.7
Prior service cost	1.2	3.0

Net periodic postretirement benefit cost for 2014, 2013 and 2012, follows:

Year ended December 31 (millions)	2014	2013	2012

Service cost	$.6	$.6	$.5

Interest cost	7.6	7.9	8.7

Expected return on assets	(.5)	(.5)	(.5)

Amortization of prior service cost	1.7	1.8	1.8

Recognized net actuarial loss	1.7	4.5	3.2

Net periodic benefit cost	$11.1	$14.3	$13.7

Weighted-average assumptions used to determine net periodic postretirement benefit cost for the years ended December 31 were as follows:

Discount rate	5.86%	5.15%	5.84%

Expected return on plan assets	6.75%	6.75%	6.75%

Weighted-average assumptions used to determine benefit obligation at December 31 were as follows:
Discount rate	5.27%	5.86%	5.15%

The expected pretax amortization in 2015 of net periodic postretirement benefit cost is as follows: net loss, $2.8 million; and prior service cost, $1.1 million.

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

In 2015, the company expects to contribute approximately $16 million to its postretirement benefit plan.

Assumed health care cost trend rates at December 31	2014	2013

Health care cost trend rate assumed for next year	6.4%	6.6%

Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.8%	4.8%

Year that the rate reaches the ultimate trend rate	2023	2023

A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions of dollars):

	1-Percentage- Point Increase	1-Percentage- Point Decrease

Effect on service and interest cost	$.3	$(.2)

Effect on postretirement benefit obligation	3.3	(4.4)

As of December 31, 2014, the following benefits are expected to be paid to or from the company’s postretirement plan:

Year ending December 31 (millions)	Gross Medicare Part D Receipts	Gross Expected Payments

2015	$1.3	$19.6

2016	1.2	17.2

2017	1.1	16.6

2018	1.0	15.8

2019	.9	15.0

2020 – 2024	2.7	53.9

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

The following table sets forth by level, within the fair value hierarchy, the plans’ assets (liabilities) at fair value at December 31, 2014.

	U.S. Plans				International Plans
December 31, 2014 (millions)	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Pension plans
Equity Securities
Common Stocks	$1,837.4	$1,831.6	$5.8		$1.6	$1.6
Commingled Funds	461.6		461.6		1,054.8		$1,054.8
Debt Securities
U.S. and UK Govt. Securities	176.9	176.9
Other Fixed Income	1,025.3		1,025.3		330.4		330.4
Insurance Contracts	17.4			$17.4	135.5			$135.5
Commingled Funds					991.1		991.1
Real Estate
Real Estate Investment Trusts	169.1	169.1			1.3	1.3
Real Estate	34.2			34.2	40.8			40.8
Other
Derivatives	18.2	5.9	12.3		7.2		7.2
Private Equity	12.8			12.8
Commingled Funds	102.1		102.1		136.5		85.8	50.7
Pooled Funds	297.2		297.2		1.2		1.2
Cash	(1.3)	(1.3)			18.6	18.6
Receivables	77.4	77.4
Payables	(158.6)	(158.6)			(.1)	(.1)
Total	$4,069.7	$2,101.0	$1,904.3	$64.4	$2,718.9	$21.4	$2,470.5	$227.0
Other postretirement plans
Insurance Contracts	$7.3			$7.3
Pooled Funds	1.8		$1.8
Total	$9.1		$1.8	$7.3

The following table sets forth by level, within the fair value hierarchy, the plans’ assets (liabilities) at fair value at December 31, 2013.

	U.S. Plans				International Plans
December 31, 2013 (millions)	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Pension plans
Equity Securities
Common Stocks	$1,916.2	$1,916.2			$1.8	$1.8
Commingled Funds	494.3		$494.3		1,046.7		$1,046.7
Debt Securities
U.S. and UK Govt. Securities	148.8	148.8
Other Fixed Income	978.1		978.1		268.9		268.9
Insurance Contracts	79.5			$79.5	151.3			$151.3
Commingled Funds					983.7		983.7
Real Estate
Real Estate Investment Trusts	145.7	145.7			1.3	1.3
Real Estate	34.7			34.7	42.8			42.8
Other
Derivatives	(4.2)	(4.5)	.3		19.1		19.1
Private Equity	16.5			16.5
Commingled Funds	93.3		93.3		141.0		90.8	50.2
Pooled Funds	236.1		236.1		3.2		3.2
Cash	5.7	5.7			22.1	22.1
Receivables	45.5	45.5
Payables	(142.2)	(142.2)			(.1)	(.1)
Total	$4,048.0	$2,115.2	$1,802.1	$130.7	$2,681.8	$25.1	$2,412.4	$244.3
Other postretirement plans
Insurance Contracts	$7.5			$7.5
Exchange Traded Fund – Bond	1.3	$1.3
Pooled Funds	.4		$.4
Total	$9.2	$1.3	$.4	$7.5

The following table sets forth a summary of changes in the fair value of the plans’ Level 3 assets for the year ended December 31, 2014.

(millions)	January 1, 2014	Realized gains (losses)	Purchases or acquisitions	Sales or dispositions	Currency and unrealized gains (losses) relating to instruments still held at December 31, 2014	December 31, 2014
U.S. plans
Pension plan
Real Estate	$34.7	$4.7		$(4.9)	$(.3)	$34.2
Private Equity	16.5	(24.4)		(6.7)	27.4	12.8
Insurance Contracts	79.5	.1		(63.0)	.8	17.4
Total	$130.7	$(19.6)		$(74.6)	$27.9	$64.4

Other postretirement plans
Insurance Contracts	$7.5		$.2	$(.4)		$7.3

International pension plans
Insurance Contracts	$151.3		$7.0	$(13.0)	$(9.8)	$135.5
Real Estate	42.8	$(.2)	15.3	(15.5)	(1.6)	40.8
Commingled Funds	50.2	.1	1.0	(.3)	(.3)	50.7

Total	$244.3	$(.1)	$23.3	$(28.8)	$(11.7)	$227.0

The following table sets forth a summary of changes in the fair value of the plans’ Level 3 assets for the year ended December 31, 2013.

(millions)	January 1, 2013	Realized gains (losses)	Purchases or acquisitions	Sales or dispositions	Currency and unrealized gains (losses) relating to instruments still held at December 31, 2013	December 31, 2013
U.S. plans
Pension plan
Real Estate	$34.8	$.5		$(2.4)	$1.8	$34.7
Private Equity	20.8	(17.5)		(5.8)	19.0	16.5
Insurance Contracts	90.9			(6.7)	(4.7)	79.5

Total	$146.5	$(17.0)		$(14.9)	$16.1	$130.7

Other postretirement plans
Insurance Contracts	$7.9	$(.2)	$.2	$(.4)		$7.5

International pension plans
Insurance Contracts	$146.7		$6.6	$(12.7)	$10.7	$151.3
Real Estate	31.1		9.5		2.2	42.8
Commingled Funds	58.1	$.4		(12.3)	4.0	50.2

Total	$235.9	$.4	$16.1	$(25.0)	$16.9	$244.3

17. Stockholders’ equity

The company has 100 million authorized shares of common stock, par value $.01 per share, and 40 million shares of authorized preferred stock, par value $1 per share, issuable in series.

At December 31, 2014, 6.3 million shares of unissued common stock of the company were reserved for stock-based incentive plans.

On March 1, 2014, all of the outstanding shares of 6.25% mandatory convertible preferred stock (2,587,400 shares) were automatically converted (in accordance with its terms) into 6,912,756 shares of the company’s common stock. Because March 1, 2014 was not a business day, the mandatory conversion was effected on Monday, March 3, 2014.

On December 10, 2012, the company announced that its Board of Directors had authorized the company to purchase up to an aggregate of $50 million of the company’s common stock and mandatory convertible preferred stock through December 31, 2014. Through December 31, 2014, the company repurchased an aggregate of 2.2 million shares of common stock for approximately $47.3 million. At December 31, 2014, the Board’s repurchase authorization expired.

Accumulated other comprehensive income (loss) as of December 31, 2014, 2013 and 2012, is as follows:

(millions)	Total	Translation Adjustments	Postretirement Plans
Balance at December 31, 2011	$(3,700.9)	$(649.1)	$(3,051.8)
Other comprehensive income before reclassifications	(275.9)	14.8	(290.7)
Amounts reclassified from accumulated other comprehensive income	(156.8)	–	(156.8)

Current period other comprehensive income	(432.7)	14.8	(447.5)

Balance at December 31, 2012	(4,133.6)	(634.3)	(3,499.3)
Other comprehensive income before reclassifications	985.1	(42.5)	1,027.6
Amounts reclassified from accumulated other comprehensive income	(184.9)	–	(184.9)

Current period other comprehensive income	800.2	(42.5)	842.7

Balance at December 31, 2013	(3,333.4)	(676.8)	(2,656.6)
Other comprehensive income before reclassifications	(638.8)	(61.0)	(577.8)
Amounts reclassified from accumulated other comprehensive income	(141.2)	–	(141.2)

Current period other comprehensive income	(780.0)	(61.0)	(719.0)

Balance at December 31, 2014	$(4,113.4)	$(737.8)	$(3,375.6)

Amounts related to postretirement plans not reclassified in their entirety out of accumulated other comprehensive income were as follows:

Year ended December 31 (millions)	2014	2013
Amortization of prior service cost*	$(.7)	$.4
Amortization of actuarial losses*	148.3	191.4
Curtailment gain*	(.6)	–
Total before tax	147.0	191.8
Income tax benefit	(5.8)	(6.9)
Net of tax	$141.2	$184.9

* These items are included in net periodic postretirement cost (see note 16).

The following table summarizes the changes in preferred stock, common stock and treasury stock during the three years ended December 31, 2014:

(millions)	Preferred Stock	Common Stock	Treasury Stock
Balance at December 31, 2011	2.6	43.8	.3
Stock-based compensation	–	.5	.1

Balance at December 31, 2012	2.6	44.3	.4
Common stock repurchases	–	–	.6
Stock-based compensation	–	.8	.1

Balance at December 31, 2013	2.6	45.1	1.1
Common stock repurchases	–	–	1.6
Stock-based compensation	–	.4	–
Preferred stock conversion	(2.6)	6.9	–

Balance at December 31, 2014	–	52.4	2.7

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

The Board of Directors, through its Audit and Finance Committee, which is composed entirely of independent directors, oversees management’s responsibilities in the preparation of the financial statements and selects the independent registered public accounting firm, subject to stockholder ratification. The Audit and Finance Committee meets regularly with the independent registered public accounting firm, representatives of management, and the internal auditors to review the activities of each and to assure that each is properly discharging its responsibilities. To ensure complete independence, the internal auditors and representatives of KPMG LLP have full access to meet with the Audit and Finance Committee, with or without management representatives present, to discuss the results of their audits and their observations on the adequacy of internal controls and the quality of financial reporting.

Peter Altabef	Janet Brutschea Haugen
President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Unisys Corporation:

We have audited the accompanying consolidated balance sheets of Unisys Corporation and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, deficit and cash flows for each of the years in the three-year period ended December 31, 2014. We also have audited Unisys Corporation’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Unisys Corporation’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unisys Corporation and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Unisys Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 23, 2015

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that the company maintained effective internal control over financial reporting as of December 31, 2014, based on the specified criteria.

KPMG LLP, an independent registered public accounting firm, has audited the company’s internal control over financial reporting as of December 31, 2014, as stated in their report that appears on the preceding page.

Peter Altabef	Janet Brutschea Haugen
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Unisys Corporation

Supplemental Financial Data (Unaudited)

Quarterly financial information

(millions, except per share data)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year

2014

Revenue		$761.7	$806.4	$882.5	$905.8	$3,356.4

Gross profit		133.0	165.2	234.9	244.7	777.8

Income (loss) before income taxes		(31.7)	11.0	77.6	88.6	145.5

Net income (loss) attributable to Unisys Corporation common shareholders		(53.5)	(12.1)	47.8	61.8	44.0

Earnings (loss) per common share attributable to Unisys Corporation

Basic		(1.15)	(.24)	.95	1.24	.89

Diluted		(1.15)	(.24)	.95	1.24	.89

Market price per share	– high	36.05	31.71	25.65	30.65	36.05

	– low	28.46	21.97	19.96	18.72	18.72

2013

Revenue		$809.9	$858.6	$792.1	$995.9	$3,456.5

Gross profit		160.8	200.7	171.5	315.4	848.4

Income (loss) before income taxes		(6.0)	49.5	23.5	152.4	219.4

Net income (loss) attributable to Unisys Corporation common shareholders		(33.9)	20.4	(11.6)	117.4	92.3

Earnings (loss) per common share attributable to Unisys Corporation

Basic		(.77)	.47	(.26)	2.67	2.10

Diluted		(.77)	.46	(.26)	2.37	2.08

Market price per share	– high	24.73	22.96	28.25	34.78	34.78

	– low	17.11	15.68	22.02	23.00	15.68

The individual quarterly per-share amounts may not total to the per-share amount for the full year because of accounting rules governing the computation of earnings per share.

Market prices per share are as quoted on the New York Stock Exchange composite listing.

Five-year summary of selected financial data

(dollars in millions, except per share data)	2014	2013	2012(1)	2011(1)	2010
Results of operations

Revenue	$3,356.4	$3,456.5	$3,706.4	$3,853.8	$4,019.6

Operating income	154.9	219.5	319.2	324.6	375.7

Income from continuing operations before income taxes	145.5	219.4	254.1	206.0	222.9

Net income attributable to noncontrolling interests	12.6	11.6	11.2	7.2	5.2

Net income attributable to Unisys Corporation common shareholders	44.0	92.3	129.4	120.5	236.1

Earnings per common share from continuing operations

Basic	.89	2.10	2.95	2.79	3.74

Diluted	.89	2.08	2.84	2.71	3.67

Financial position

Total assets	$2,348.7	$2,510.0	$2,420.4	$2,612.2	$3,020.9

Long-term debt	222.2	210.0	210.0	358.8	823.2

Deficit	(1,452.4)	(663.9)	(1,588.7)	(1,311.0)	(933.8)

Other data

Capital additions of properties	$53.3	$47.2	$40.1	$42.2	$64.1

Capital additions of outsourcing assets	85.9	39.9	36.1	40.5	83.2

Investment in marketable software	73.6	64.3	56.4	51.7	55.8

Depreciation and amortization

Properties	52.0	46.7	54.7	66.4	75.8

Outsourcing assets	58.1	53.5	57.9	62.7	111.9

Amortization of marketable software	58.5	59.4	62.0	65.7	62.9

Common shares outstanding (millions)	49.7	44.0	44.0	43.4	42.6

Stockholders of record (thousands)	11.1	11.8	17.0	18.6	19.1

Employees (thousands)	23.2	22.8	22.8	22.7	22.9

(1)	Includes pretax losses on debt extinguishment of $30.6 million and $85.2 million for the years ended December 31, 2012 and 2011, respectively.