Form 10-K, Exhibit 13
period 2015-12-31
UNISYS CORP
filed 2016-02-29
CIK 746838

Unisys Corporation

2015 Annual Report

Unisys Corporation

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. In this discussion and analysis of our financial condition and results of operations, we have included information that may constitute “forward-looking” statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations of future events and include any statement that does not directly relate to any historical or current fact. Words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “projects” and similar expressions may identify such forward-looking statements. All forward-looking statements rely on assumptions and are subject to risks, uncertainties and other factors that could cause the company’s actual results to differ materially from expectations. Factors that could affect future results include, but are not limited to, those discussed below under “Factors that may affect future results” and “Cautionary Statement Pursuant to the U.S. Private Securities Litigation Reform Act of 1995” in Part I, Item 1A of the 2015 Form 10-K. Any forward-looking statement speaks only as of the date on which that statement is made. The company assumes no obligation to update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

Overview

In 2015, in connection with organizational initiatives to create a more competitive cost structure and rebalance the company’s global skill set, the company initiated a plan to incur pretax restructuring charges currently estimated at approximately $300 million through 2017.

During 2015, the company recognized pretax charges of $118.5 million in connection with this plan, principally related to a reduction in employees. The charges related to work-force reductions were $78.8 million and were comprised of: (a) a charge of $27.9 million for 700 employees in the U.S. and (b) a charge of $50.9 million for 782 employees outside the U.S. In addition, the company recorded pretax charges of $39.7 million, related to asset impairments ($20.2 million) and other expenses related to the cost reduction effort ($19.5 million). As of the end of 2015, the company estimates that the cost reduction actions have generated approximately $100 million of annualized cost savings.

The pretax charges were recorded in the following statement of income classifications: cost of revenue – services, $52.3 million; cost of revenue – technology, $.3 million; selling, general and administrative expenses, $53.5 million; and research and development expenses, $12.4 million.

The company’s results in 2015 were impacted by the charges referred to above as well as the negative impact of foreign currency fluctuations and higher pension expense. The company reported a 2015 net loss attributable to Unisys Corporation common shareholders of $109.9 million, or a loss of $2.20 per diluted share, compared with a 2014 net income attributable to Unisys Corporation common shareholders of $44.0 million, or income of $.89 per diluted share. The current year includes after tax cost reduction charges (discussed above) of $112.5 million, or $2.25 per diluted share.

The company’s underfunded defined benefit pension plan obligations decreased by approximately $270 million to $1.96 billion at December 31, 2015 from $2.23 billion at December 31, 2014, principally due to an increase in discount rates.

Results of operations

Company results

Revenue for 2015 was $3.02 billion compared with $3.36 billion for 2014, a decrease of 10%. Foreign currency fluctuations had an 8- percentage-point negative impact on revenue in the current year compared with the year-ago period.

Services revenue decreased 6% and Technology revenue decreased 28% in 2015 compared with 2014. Foreign currency fluctuations had an 8-percentage-point negative impact on Services revenue and a 6-percentage-point negative impact on Technology revenue in the current year compared with the year-ago period.

Revenue for 2014 was $3.36 billion compared with 2013 revenue of $3.46 billion, a decrease of 3%. Foreign currency had a 1-percentage-point negative impact on revenue in 2014 compared with 2013.

Services revenue in 2014 decreased by 2% compared with 2013. Technology revenue in 2014 decreased by 6% compared with 2013.

Revenue from international operations in 2015, 2014 and 2013 was $1.56 billion, $1.98 billion and $2.09 billion, respectively. Foreign currency had a 12-percentage-point negative impact on international revenue in 2015 compared with 2014, and a 1-percentage-point negative impact on international revenue in 2014 compared with 2013. Revenue from U.S. operations was $1.46 billion in 2015, $1.38 billion in 2014 and $1.37 billion in 2013.

Gross profit percent was 17.9% in 2015, 23.2% in 2014 and 24.5% in 2013. The decline in 2015 from 2014 was due to the cost reduction charges of $52.6 million, higher pension expense of $27.7 million and lower margins in both the Services and Technology segments. The decline in 2014 from 2013 was primarily attributable to a lower Services margin during 2014 as the company faced lower revenue and delivery issues on some projects.

Selling, general and administrative expenses were $519.6 million in 2015 (17.2% of revenue), $554.1 million in 2014 (16.5% of revenue) and $559.4 million in 2013 (16.2% of revenue). Despite cost reduction charges of $53.5 million and $3.7 million higher pension expense, selling, general and administrative expenses declined in 2015 from 2014 principally reflecting savings due to the cost reduction actions.

Research and development (R&D) expenses in 2015 were $76.4 million compared with $68.8 million in 2014 and $69.5 million in 2013. The increase in 2015 from 2014 principally reflects cost reduction charges of $12.4 million.

In 2015, the company reported an operating loss of $55.1 million compared with an operating profit of $154.9 million in 2014 and $219.5 million in 2013. The current year loss principally reflects cost reduction charges of $118.5 million as well as higher pension expense of $34.9 million.

Pension expense for 2015 was $108.7 million compared with $73.8 million in 2014 and $93.5 million in 2013. For 2016, the company expects to recognize pension expense of approximately $80 million. The expected decrease in pension expense in 2016 compared with 2015 is principally due to lower amortization of net actuarial losses. The company records pension income or expense, as well as other employee-related costs such as payroll taxes and medical insurance costs, in operating income in the following income statement categories: cost of revenue; selling, general and administrative expenses; and research and development expenses. The amount allocated to each category is based on where the salaries of active employees are charged.

Interest expense was $11.9 million in 2015, $9.2 million in 2014 and $9.9 million in 2013.

Other income (expense), net was income of $8.2 million in 2015, compared with an expense of $.2 million 2014 and income of $9.8 million in 2013. Included in 2015 were foreign exchange gains of $8.1 million compared with losses in 2014 of $7.0 million. Included in 2013 were foreign exchange gains of $10.4 million.

Income (loss) before income taxes in 2015 was $(58.8) million compared with $145.5 million in 2014 and $219.4 million in 2013. The current year loss principally reflects cost reduction charges of $118.5 million as well as $34.9 million of higher pension expense.

The provision for income taxes in 2015, 2014 and 2013 was $44.4 million, $86.2 million and $99.3 million, respectively. The 2015 and 2013 income tax provisions include a charge of $9.1 million and $11.4 million, respectively, due to reductions in the UK income tax rate (see Note 7 of the Notes to Consolidated Financial Statements).

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

The realization of the company’s net deferred tax assets as of December 31, 2015 is primarily dependent on forecasted future taxable income within certain foreign jurisdictions. Any reduction in estimated forecasted future taxable income may require the company to record an additional valuation allowance against the remaining deferred tax assets. Any increase or decrease in the valuation allowance would result in additional or lower income tax expense in such period and could have a significant impact on that period’s earnings.

Net income attributable to Unisys Corporation common shareholders for 2015 was a loss of $109.9 million, or a loss of $2.20 per diluted common share, compared with income of $44.0 million, or $.89 per diluted common share, in 2014 and income of $92.3 million, or $2.08 per diluted common share, in 2013.

Segment results

Effective January 1, 2015, the company changed the grouping of certain of its classes of products and services. As a result, certain revenue (principally company technology products) previously reported in the company’s Services segment is now reported in its Technology segment. As a result, prior-periods segment revenue and cost of sales, as well as customer revenue by classes of similar products and services, have been reclassified to conform to the current-year period.

The company has two business segments: Services and Technology. Revenue classifications within the Services segment are as follows:

•

Cloud & infrastructure services. This represents revenue from work the company performs in the data center and cloud area, technology consulting and technology-based systems integration projects, as well as global service desks and global field services.

•	Application services. This represents revenue from application managed services and application development, maintenance and support work.

•	Business processing outsourcing (BPO) services. This represents revenue from the management of clients’ specific business processes.

The accounting policies of each business segment are the same as those followed by the company as a whole. Intersegment sales and transfers are priced as if the sales or transfers were to third parties. Accordingly, the Technology segment recognizes intersegment revenue and manufacturing profit on hardware and software shipments to customers under Services contracts. The Services segment, in turn, recognizes customer revenue and marketing profits on such shipments of company hardware and software to customers. The Services segment also includes the sale of hardware and software products sourced from third parties that are sold to customers through the company’s Services channels. In the company’s consolidated statements of income, the manufacturing costs of products sourced from the Technology segment and sold to Services customers are reported in cost of revenue for Services.

Also included in the Technology segment’s sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services engagements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2015, 2014 and 2013 was $9.2 million, $17.0 million and $6.0 million, respectively. The profit on these transactions is eliminated in Corporate.

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

Information by business segment for 2015, 2014 and 2013 is presented below:

(millions of dollars)	Total	Eliminations	Services	Technology

2015

Customer revenue	$3,015.1		$2,605.6	$409.5

Intersegment		$(49.0)	.1	48.9
Total revenue	$3,015.1	$(49.0)	$2,605.7	$458.4
Gross profit percent	17.9%		15.8%	55.3%

Operating income percent	(1.8)%		2.3%	24.8%

2014

Customer revenue	$3,356.4		$2,785.7	$570.7

Intersegment		$(58.4)	.3	58.1
Total revenue	$3,356.4	$(58.4)	$2,786.0	$628.8
Gross profit percent	23.2%		17.4%	55.3%

Operating income percent	4.6%		3.4%	21.9%

2013

Customer revenue	$3,456.5		$2,850.0	$606.5

Intersegment		$(37.2)	1.7	35.5
Total revenue	$3,456.5	$(37.2)	$2,851.7	$642.0
Gross profit percent	24.5%		19.2%	55.3%

Operating income percent	6.4%		4.8%	26.4%

Gross profit percent and operating income percent are as a percent of total revenue.

Customer revenue by classes of similar products or services, by segment, for 2015, 2014 and 2013 is presented below:

Year ended December 31 (millions)	2015	2014	Percent Change	2013	Percent Change

Services

Cloud & infrastructure services	$1,513.1	$1,704.9	(11.2)%	$1,772.4	(3.8)%

Application services	868.9	819.8	6.0%	824.7	(.6)%

BPO services	223.6	261.0	(14.3)%	252.9	3.2%

	2,605.6	2,785.7	(6.5)%	2,850.0	(2.3)%
Technology	409.5	570.7	(28.2)%	606.5	(5.9)%
Total	$3,015.1	$3,356.4	(10.2)%	$3,456.5	(2.9)%

In the Services segment, customer revenue was $2.61 billion in 2015, $2.79 billion in 2014 and $2.85 billion in 2013. Foreign currency fluctuations had an 8-percentage-point negative impact on revenue in the 2015 compared with 2014.

Revenue from cloud & infrastructure services was $1.5 billion in 2015 down 11.2% compared with 2014 and 2014 was down 3.8% from 2013. Foreign currency fluctuations had an 8-percentage-point negative impact on cloud & infrastructure services revenue in the current period compared with the year-ago period.

Application services revenue increased 6.0% for 2015 compared with 2014 and 2014 was down .6% compared with 2013. New contract wins at the company’s U.S. Federal business were a major contributor to the increase in 2015 compared with 2014. Foreign currency fluctuations had a 9-percentage-point negative impact on application services revenue in the current period compared with the year-ago period.

Business processing outsourcing services revenue decreased 14.3% in 2015 compared with 2014 but was up 3.2% in 2014 compared with 2013. Foreign currency fluctuations had an 8-percentage-point negative impact on business processing outsourcing services revenue in the current period compared with the year-ago period.

Services gross profit was 15.8% in 2015 compared with 17.4% in 2014 and 19.2% in 2013. Services operating income percent was 2.3% in 2015 compared with 3.4% in 2014 and 4.8% in 2013. Both gross profit and operating profit margins were impacted by start-up costs on new multi-year engagements, as well as lower project work in existing services accounts.

In the Technology segment, customer revenue decreased 28.2% to $409.5 million in 2015 compared with $570.7 million in 2014 and 2014 revenue decreased 5.9% compared with 2013. The decline in revenue was due to lower sales of the company’s proprietary enterprise software and servers in the current year reflecting lower software license renewal opportunities than the company experienced in 2014. Foreign currency translation had a 6-percentage-point negative impact on Technology revenue in 2015 compared with 2014.

Technology gross profit was 55.3% in 2015 compared with 55.3% in both 2014 and 2013. Technology operating income percent was 24.8% in 2015 compared with 21.9% in 2014 and 26.4% in 2013. The increase in operating profit percentage in 2015 compared with 2014 principally reflects reductions in selling, general and administrative expenses.

New accounting pronouncements

See Note 5 of the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on the company’s consolidated financial statements.

Financial condition

The company’s principal sources of liquidity are cash on hand, cash from operations and its revolving credit facility, discussed below. The company and certain international subsidiaries have access to uncommitted lines of credit from various banks. The company believes that it will have adequate sources of liquidity to meet its expected 2016 cash requirements.

Cash and cash equivalents at December 31, 2015 were $365.2 million compared with $494.3 million at December 31, 2014.

As of December 31, 2015, $286.9 million of cash and cash equivalents were held by the company’s foreign subsidiaries and branches operating outside of the U.S. In the future, if these funds are needed for the company’s operations in the U.S., it is expected the company would be required to pay taxes on only a limited portion of this balance. See Note 7 of the Notes to Consolidated Financial Statements regarding the company’s intention to indefinitely reinvest earnings of foreign subsidiaries.

During 2015, cash provided by operations was $1.2 million compared with cash provided by operations of $121.4 million in 2014. Contributing to the increase in cash usage was a higher net loss, lower receivable collections due to lower revenue and $58.5 million used for cost reduction efforts in the current year. Partially offsetting the increased cash usage was lower cash contributions to the company’s defined benefit pension plans. During 2015, the company contributed cash of $148.3 million to such plans compared with $183.4 million during 2014.

Cash used for investing activities in 2015 was $177.9 million compared with cash used of $195.3 million in 2014. Net proceeds of investments in 2015 were $25.4 million compared with net proceeds of $13.7 million in 2014. Proceeds from investments and purchases of investments represent derivative financial instruments used to manage the company’s currency exposure to market risks from changes in foreign currency exchange rates. In addition, the investment in marketable software was $62.1 million in 2015 compared with $73.6 million in 2014, capital additions of properties were $49.6 million in 2015 compared with $53.3 million in 2014 and capital additions of outsourcing assets were $102.0 million in 2015 compared with $85.9 million in 2014. The higher capital expenditures largely reflected increased investments in new outsourcing agreements.

Cash provided by financing activities during 2015 was $90.6 million compared with cash used of $36.9 million in 2014. During 2015, the company had net proceeds of short-term borrowings of $65.0 million under the company’s revolving credit agreement (2.2% interest rate at December 31, 2015) and proceeds from the issuance of long-term debt of $31.8 million. Included in 2014 was cash usage of $35.7 million for purchases of common stock and $4.0 million for dividends paid on preferred stock.

On March 1, 2014, all of the outstanding shares of 6.25% mandatory convertible preferred stock (2,587,400 shares) were automatically converted (in accordance with its terms) into 6,912,756 shares of the company’s common stock. Because March 1, 2014 was not a business day, the mandatory conversion was effected on Monday, March 3, 2014.

The company has a secured revolving credit facility, expiring in June 2018, which provides for loans and letters of credit up to an aggregate amount of $150 million (with a limit on letters of credit of $100 million). Borrowing limits under the credit agreement are based upon the amount of eligible U.S. accounts receivable. At December 31, 2015, the company had $65.0 million of borrowings and $11.4 million of letters of credit outstanding under the facility. At December 31, 2015, availability under the facility was $54.7 million net of letters of credit issued. Borrowings under the facility will bear interest based on short-term rates. The credit agreement contains customary representations and warranties, including that there has been no material adverse change in the company’s business, properties, operations or financial condition. The company is required to maintain a minimum fixed charge coverage ratio if the availability under the credit facility falls below the greater of 12.5% of the lenders’ commitments under the facility and $18.75 million. The credit agreement allows the company to pay dividends on its capital stock in an amount up to $22.5 million per year unless the company is in default and to, among other things, repurchase its equity, prepay other debt, incur other debt or liens, dispose of assets and make acquisitions, loans and investments, provided the company complies with certain requirements and limitations set forth in the agreement. Events of default include non-payment, failure to comply with covenants, materially incorrect representations and warranties, change of control and default under other debt aggregating at least $50 million. The credit facility is guaranteed by Unisys Holding Corporation, Unisys NPL, Inc., Unisys AP Investment Company I and any future material domestic subsidiaries. The facility is secured by the assets of Unisys Corporation and the subsidiary guarantors, other than certain excluded assets. The company may elect to prepay or terminate the credit facility without penalty.

At December 31, 2015, the company has met all covenants and conditions under its various lending agreements. The company expects to continue to meet these covenants and conditions.

At December 31, 2015, the company had outstanding standby letters of credit and surety bonds totaling approximately $255 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material.

As described more fully in Notes 3, 9 and 11 of the Notes to Consolidated Financial Statements, at December 31, 2015, the company had certain cash obligations, which are due as follows:

(millions of dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$246.5	$11.0	$230.9	$2.6	$2.0
Interest payments on long-term debt	27.3	13.5	13.6	.2	–
Operating leases	232.2	56.9	87.7	54.0	33.6
Work-force reductions	33.0	33.0	–	–	–
Total	$539.0	$114.4	$332.2	$56.8	$35.6

In connection with the company’s afore-mentioned cost reduction actions, the company currently estimates cash expenditures for this program to be approximately $280 million through 2017, approximately $59 million of which were made in 2015. The company currently expects to generate annualized net cost saving (principally related to workforce reductions) of approximately $230 million by the conclusion of the program in 2017.

As described in Note 16 of the Notes to Consolidated Financial Statements, in 2016, the company expects to make cash contributions to its worldwide defined benefit pension plans of approximately $139.3 million, which is comprised of $86.8 million primarily for non-U.S. defined benefit pension plans and $52.5 million for the company’s U.S. qualified defined benefit pension plan.

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

The company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign currency exchange rates applied to these derivative financial instruments described above. As of December 31, 2015 and 2014, the analysis indicated that such market movements would have reduced the estimated fair value of these derivative financial instruments by approximately $17 million and $39 million, respectively. Based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and the company’s actual exposures and hedges, actual gains and losses in the future may differ from the above analysis.

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

Revenue recognition

Many of the company’s sales agreements contain standard business terms and conditions; however, some agreements contain multiple elements or non-standard terms and conditions. As discussed in Note 1 of the Notes to Consolidated Financial Statements, the company enters into multiple-element arrangements, which may include any combination of hardware, software or services. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting, including whether the deliverables specified in a multiple-element arrangement should be treated as separate units of accounting for revenue recognition purposes, and, if so, how the price should be allocated among the elements and when to recognize revenue for each element. The company recognizes revenue on delivered elements only if: (a) any undelivered products or services are not essential to the functionality of the delivered products or services, (b) the company has an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services, (c) there is evidence of the selling price for each undelivered product or service, and (d) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized as the undelivered elements are delivered. For arrangements with multiple elements involving the licensing or sale of software and software-related elements, the allocation of revenue is based on vendor-specific objective evidence (VSOE), which is based upon normal pricing and discounting practices for those products and services when sold separately. The company’s continued ability to determine VSOE of fair value will depend on continued sufficient volumes and sufficient consistent pricing of stand-alone sales of such undelivered elements. In addition, the company’s revenue recognition policy states that revenue is not recognized until collectability is deemed probable. Changes in judgments on these assumptions and estimates could materially impact the timing of revenue recognition.

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

At December 31, 2015 and 2014, the company had deferred tax assets in excess of deferred tax liabilities of $2,139.3 million and $2,244.1 million, respectively. For the reasons cited below, at December 31, 2015 and 2014, management determined that it is more likely than not that $114.4 million and $136.3 million, respectively, of such assets will be realized, resulting in a valuation allowance of $2,024.9 million and $2,107.8 million, respectively.

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

As a result of the February 2011 ownership change, utilization for certain of the company’s Tax Attributes, U.S. net operating losses and tax credits, is subject to an overall annual limitation of $70.6 million. The cumulative limitation as of December 31, 2015 is $265.7 million. This limitation will be applied first to any recognized built in losses, then to any net operating losses, and then to any other Tax Attributes. Any unused limitation may be carried over to later years. Based on presently available information and the existence of tax planning strategies, the company does not expect to incur a U.S. cash tax liability in the near term. The company maintains a full valuation allowance against the realization of all U.S. deferred tax assets as well as certain foreign deferred tax assets in excess of deferred tax liabilities. See Note 7 of the Notes to Consolidated Financial Statements.

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

A significant element in determining the company’s pension income or expense is the expected long-term rate of return on plan assets. The company sets the expected long-term rate of return based on the expected long-term return of the various asset categories in which it invests. The company considers the current expectations for future returns and the actual historical returns of each asset class. Also, because the company’s investment policy is to actively manage certain asset classes where the potential exists to outperform the broader market, the expected returns for those asset classes are adjusted to reflect the expected additional returns. For 2016, the company has assumed that the expected long-term rate of return on U.S. plan assets will be 6.80%, and on the company’s non-U.S. plan assets will be 5.99%. A change of 25 basis points in the expected long-term rate of return for the company’s U.S. and non-U.S. pension plans causes a change of approximately $9 million and $6 million, respectively, in pension expense. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over four years. This produces the expected return on plan assets that is included in pension income or expense. The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains or losses affects the calculated value of plan assets and, ultimately, future pension income or expense. At December 31, 2015, for the company’s U.S. qualified defined benefit pension plan, the calculated value of plan assets was $3.88 billion and the fair value was $3.76 billion.

At the end of each year, the company determines the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the company looks to rates of return on high-quality, fixed-income investments that (a) receive one of the two highest ratings given by a recognized ratings agency and (b) are currently available and expected to be available during the period to maturity of the pension benefits. At December 31, 2015, the company determined this rate to be 4.56% for its U.S. defined benefit pension plans, an increase of 47 basis points from the rate used at December 31, 2014, and 3.30% for the company’s non-U.S. defined benefit pension plans, an increase of 25 basis points from the rate used at December 31, 2014. A change of 25 basis points in the U.S. and non-U.S. discount rates causes a change in pension expense of approximately $.5 million and $3 million, respectively, and a change of approximately $134 million and $127 million, respectively, in the benefit obligation. The net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, has been deferred, as permitted.

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

qualified defined benefit pension plan and the company’s non-U.S. pension plans, that period is approximately 19 and 24 years, respectively. At December 31, 2015, the estimated unrecognized loss for the company’s U.S. qualified defined benefit pension plan and the company’s non-U.S. pension plans was $2.67 billion and $.84 billion, respectively.

For the year ended December 31, 2015, the company recognized consolidated pension expense of $108.7 million, compared with $73.8 million for the year ended December 31, 2014. For 2016, the company expects to recognize pension expense of approximately $80.3 million. See Note 16 of the Notes to Consolidated Financial Statements.

Factors that may affect future results

Factors that could affect future results include the following:

The company’s future results may be adversely impacted if it is unable to effectively anticipate and respond to volatility and rapid technological innovation in its industry. The company operates in a highly volatile industry characterized by rapid technological innovation, evolving technology standards, short product life cycles and continually changing customer demand patterns. Future success will depend in part on the company’s ability to anticipate and respond to these market trends and to design, develop, introduce, deliver or obtain new and innovative products, services and software on a timely and cost-effective basis using new delivery models such as cloud computing. The company may not be successful in anticipating or responding to changes in technology, industry standards or customer preferences, and the market may not demand or accept its services and product offerings. In addition, products and services developed by competitors may make the company’s offerings less competitive.

Future results may be adversely impacted if the company is unable to improve margins in its services business. The company has placed an additional emphasis on an industry vertical go-to-market approach with an increased focus within the company’s services business on higher value and higher margin offerings. The company’s ability to grow profitably in this business will depend on the level of demand for projects and the portfolio of solutions the company offers for specific industries. It will also depend on an efficient utilization of services delivery personnel. In addition, profit margins in this business are a function of both the portfolio of solutions sold in a given period and the rates the company is able to charge for services and the chargeability of its professionals. If the company is unable to attain sufficient rates and chargeability for its professionals, profit margins will be adversely affected. The rates the company is able to charge for services are affected by a number of factors, including clients’ perception of the company’s ability to add value through its services; introduction of new services or products by the company or its competitors; pricing policies of competitors; and general economic conditions. Chargeability is also affected by a number of factors, including the company’s ability to transition employees from completed projects to new engagements, and its ability to forecast demand for services and thereby maintain an appropriate headcount. The company’s results of operations and financial condition may be adversely impacted if sales of higher margin offerings do not offset declines resulting from a de-emphasis on lower margin offerings.

Future results may be adversely impacted if the company is unable to sell new products while maintaining its installed base in its technology business. The company continues to invest in developing new high-end enterprise server products, cybersecurity software, cloud-based products and other offerings to meet client needs, including ClearPath Forward™ and Unisys Stealth™. Future results may be adversely impacted if the company is unable to effectively market and sell these new products while maintaining its installed base and developing next-generation ClearPath Forward™ products.

If the company is unable to access the financing markets to refinance its outstanding debt, it may adversely impact the company’s business and liquidity. Recently, the financing markets have been volatile, and market conditions may impact the company’s ability to access the financing markets on terms acceptable to the company or at all. If the company is unable to access the financing markets, the company would be required to use cash on hand to fund operations and repay outstanding debt, including the company’s 6.25% senior notes due August 15, 2017 and amounts borrowed under the company’s secured revolving credit facility. There is no assurance that the company will be able to generate sufficient cash to fund its operations and refinance such debt. A failure by the company to generate such cash would have a material adverse effect on its business if the company were unable to access financing markets. Additionally, even if the company is able to generate sufficient cash to refinance such debt, the company may need to delay the implementation of its cost reduction initiatives in some jurisdictions and cash available to the company for working capital and other corporate uses could be reduced. Market conditions may also impact the company’s ability to utilize surety bonds, letters of credit, foreign exchange derivatives or other financial instruments the company uses to conduct its business.

In addition, the company has had discussions regarding potential financing transactions with a variety of sources. There is no assurance that the company will consummate a transaction with any potential financing sources.

The company’s future results may be adversely affected if the company does not realize anticipated cost savings or is unable to successfully implement its cost reduction initiatives to drive efficiencies across all of its operations. The company is implementing significant cost-reduction measures and a new long-term business strategy to create a more competitive cost structure, simplify its operations and rebalance the company’s global skill set. While the company currently expects to generate significant annualized net cost savings by the conclusion of the program in 2017, there can be no assurance that the company will achieve these savings goals or that it will not have to make additional investments in order to do so. In addition, if the company does not manage any related headcount reductions or other cost-cutting measures effectively or timely or is unable to provide services more cost-efficiently, the company’s ability to implement its new business strategy could be adversely impacted and it could materially affect the company’s business, results of operations and financial condition.

The company has significant pension obligations and may be required to make additional significant cash contributions to its defined benefit pension plans. The company has unfunded obligations under its U.S. and non-U.S. defined benefit pension plans. In 2015, the company made cash contributions of $148.3 million to its worldwide defined benefit pension plans. Based on current legislation, recent interest rates and expected returns, in 2016 the company estimates that it will make cash contributions to its worldwide defined benefit pension plans of approximately $139.3 million, which are comprised of approximately $52.5 million for the company’s U.S. qualified defined benefit pension plan and approximately $86.8 million primarily for non-U.S. defined benefit pension plans. Although estimates for future cash contributions are likely to change in 2016 and beyond based on a number of factors including market conditions, changes in discount rates and, with respect to the company’s international plans, changes in currency rates, the company currently expects to be required to make cash contributions to its worldwide defined benefit pension plans in 2017 in an amount similar to its contributions in 2016. The company also currently anticipates that its required cash contributions will increase significantly in 2018 through 2020.

Deterioration in the value of the company’s worldwide defined benefit pension plan assets, as well as discount rate changes, could require the company to make cash contributions to its defined benefit pension plans in the future in an amount larger than currently anticipated. In addition, the funding of plan deficits over a shorter period of time than currently anticipated could result in making cash contributions to these plans on a more accelerated basis. Increased cash contribution requirements or an acceleration in the due date of such cash contributions would reduce the cash available for working capital, capital expenditures and other corporate uses and may have an adverse impact on the company’s operations, financial condition and liquidity.

If the company is unable to attract, motivate and retain experienced and knowledgeable personnel in key positions, its future results could be adversely impacted. The success of the company’s business is dependent upon its ability to employ and train individuals with the requisite knowledge, skills and experience to execute the company’s business model and achieve its business objectives. The failure of the company to retain key personnel or implement an appropriate succession plan could adversely impact the company’s ability to successfully carry out its business strategy and retain other key personnel.

A significant portion of the company’s revenue is derived from operations outside of the United States, and the company is subject to the risks of doing business internationally. A significant portion of the company’s total revenue is derived from international operations. The risks of doing business internationally include foreign currency exchange rate fluctuations, currency restrictions and devaluations, changes in political or economic conditions, trade protection measures, import or export licensing requirements, multiple and possibly overlapping and conflicting tax laws, new tax legislation, weaker intellectual property protections in some jurisdictions and additional legal and regulatory compliance requirements applicable to businesses that operate internationally, including the Foreign Corrupt Practices Act and non-U.S. laws and regulations.

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

The company’s future results will depend on its ability to retain significant clients. The company has a number of significant long-term contracts with clients, including governmental entities, and its future success will depend, in part, on retaining its relationships with these clients. The company could lose clients for such reasons as contract expiration, conversion to a competing service provider, dissatisfaction with the company’s efficiency initiatives, disputes with clients or a decision to in-source services, including contracts with governmental entities as part of the rebid process. The company could also lose clients as a result of their merger, acquisition or business failure. The company may not be able to replace the revenue and earnings from any such lost client.

The company’s contracts may not be as profitable as expected or provide the expected level of revenues. In a number of the company’s long-term services contracts, the company’s revenue is based on the volume of products and services provided. As a result, revenue levels anticipated at the contract’s inception are not guaranteed. In addition, some of these contracts may permit termination at the customer’s discretion before the end of the contract’s term or may permit termination or impose other penalties if the company does not meet the performance levels specified in the contracts.

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

Certain of the company’s services agreements require that the company’s prices be benchmarked if the customer requests it and provide that those prices may be adjusted downward if the pricing for similar services in the market has changed. As a result, revenues anticipated at the beginning of the terms of these contracts may decline in the future.

Some of the company’s services contracts are fixed-price contracts under which the company assumes the risk for delivery of the contracted services and products at an agreed-upon fixed price. Should the company experience problems in performing fixed-price contracts on a profitable basis, adjustments to the estimated cost to complete may be required. Future results will depend on the company’s ability to perform these services contracts profitably.

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

The company’s contracts with U.S. governmental agencies may subject the company to audits, criminal penalties, sanctions and other expenses and fines. The company frequently enters into contracts with governmental entities. U.S. government agencies, including the Defense Contract Audit Agency and the Department of Labor, routinely audit government contractors. These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The U.S. government also may review the adequacy of, and a contractor’s compliance with, contract terms and conditions, its systems and policies, including the contractor’s purchasing, property, estimating, billing, accounting, compensation and management information systems. Any costs found to be overcharged or improperly allocated to a specific contract or any amounts improperly billed or charged for products or services will be subject to reimbursement to the government. In addition, government contractors, such as the company, are required to disclose credible evidence of certain violations of law and contract overcharging to the federal government. If the company is found to have participated in improper or illegal activities, the company may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect the company’s business or reputation.

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

Unisys Corporation

Consolidated Financial Statements

Consolidated Statements of Income

Year ended December 31 (millions, except per share data)	2015	2014		2013
Revenue

Services	$2,605.6	$2,785.7	*	$2,850.0	*

Technology	409.5	570.7	*	606.5	*
	3,015.1	3,356.4		3,456.5
Costs and expenses

Cost of revenue:

Services	2,306.7	2,337.8	*	2,351.0	*

Technology	167.5	240.8	*	257.1	*
	2,474.2	2,578.6		2,608.1

Selling, general and administrative expenses	519.6	554.1		559.4

Research and development expenses	76.4	68.8		69.5
	3,070.2	3,201.5		3,237.0

Operating profit (loss)	(55.1)	154.9		219.5

Interest expense	11.9	9.2		9.9

Other income (expense), net	8.2	(.2)		9.8

Income (loss) before income taxes	(58.8)	145.5		219.4

Provision for income taxes	44.4	86.2		99.3

Consolidated net income (loss)	(103.2)	59.3		120.1

Net income attributable to noncontrolling interests	6.7	12.6		11.6

Net income (loss) attributable to Unisys Corporation	(109.9)	46.7		108.5

Preferred stock dividends	–	2.7		16.2

Net income (loss) attributable to Unisys Corporation common shareholders	$(109.9)	$44.0		$92.3

Earnings (loss) per common share attributable to Unisys Corporation

Basic	$(2.20)	$.89		$2.10

Diluted	$(2.20)	$.89		$2.08

*Changed to conform to the current-year presentation. See Note 15.

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Comprehensive Income

Year ended December 31 (millions)	2015	2014	2013

Consolidated net income (loss)	$(103.2)	$59.3	$120.1
Other comprehensive income

Foreign currency translation	(100.8)	(66.3)	(40.1)

Postretirement adjustments, net of tax of $18.1 in 2015, $(42.5) in 2014 and $14.6 in 2013	265.7	(756.8)	853.8

Total other comprehensive income (loss)	164.9	(823.1)	813.7

Comprehensive income (loss)	61.7	(763.8)	933.8

Comprehensive income (loss) attributable to noncontrolling interests	(3.5)	30.5	(25.1)

Comprehensive income (loss) attributable to Unisys Corporation	$58.2	$(733.3)	$908.7

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Balance Sheets

December 31 (millions)	2015	2014
Assets
Current assets
Cash and cash equivalents	$365.2	$494.3
Accounts and notes receivable, net	581.6	619.3
Inventories:
Parts and finished equipment	20.9	22.2
Work in process and materials	22.9	24.5
Deferred income taxes	24.1	16.4
Prepaid expenses and other current assets	121.0	140.6

Total	1,135.7	1,317.3

Properties	876.6	1,059.4
Less – Accumulated depreciation and amortization	722.8	890.7

Properties, net	153.8	168.7

Outsourcing assets, net	182.0	150.9
Marketable software, net	138.5	144.1
Prepaid postretirement assets	45.1	19.9
Deferred income taxes	114.5	154.6
Goodwill	177.4	183.9
Other long-term assets	196.2	209.3

Total	$2,143.2	$2,348.7

Liabilities and deficit
Current liabilities
Notes payable	$65.8	$–
Current maturities of long-term debt	11.0	1.8
Accounts payable	219.3	262.5
Deferred revenue	335.1	348.3
Other accrued liabilities	339.3	385.1

Total	970.5	997.7

Long-term debt	235.5	222.2
Long-term postretirement liabilities	2,111.3	2,369.9
Long-term deferred revenue	123.3	119.5
Other long-term liabilities	81.2	91.8
Commitments and contingencies
Deficit
Common stock, par value $.01 per share (100.0 million shares authorized; 52.6 million shares and 52.4 million shares issued)	.5	.5
Accumulated deficit	(1,845.7)	(1,735.8)
Treasury stock, at cost	(100.1)	(99.6)
Paid-in capital	4,500.9	4,488.3
Accumulated other comprehensive loss	(3,945.3)	(4,113.4)

Total Unisys stockholders’ deficit	(1,389.7)	(1,460.0)
Noncontrolling interests	11.1	7.6

Total deficit	(1,378.6)	(1,452.4)

Total	$2,143.2	$2,348.7

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Cash Flows

Year ended December 31 (millions)	2015	2014	2013
Cash flows from operating activities
Consolidated net income (loss)	$(103.2)	$59.3	$120.1
Add (deduct) items to reconcile consolidated net income (loss) to net cash provided by operating activities:
Foreign currency transaction losses	8.4	7.4	6.5
Employee stock compensation	9.4	10.4	12.5
Depreciation and amortization of properties	57.5	52.0	46.7
Depreciation and amortization of outsourcing assets	55.7	58.1	53.5
Amortization of marketable software	66.9	58.5	59.4
Other non-cash operating activities	4.6	7.8	(.6)
Disposal of capital assets	9.7	1.8	2.0
(Gain) loss on sale of businesses and assets	–	(.7)	1.5
Pension contributions	(148.3)	(183.4)	(147.2)
Pension expense	108.7	73.8	93.5
Decrease in deferred income taxes, net	1.2	24.8	29.4
Increase in receivables, net	(11.5)	(14.3)	(63.5)
(Increase) decrease in inventories	(3.7)	6.3	(6.5)
Decrease (increase) in other assets	14.4	(23.7)	(16.5)
(Increase) decrease in accounts payable and other accrued liabilities	(61.1)	14.4	1.9
Decrease in other liabilities	(7.5)	(31.1)	(5.3)
Net cash provided by operating activities	1.2	121.4	187.4
Cash flows from investing activities
Proceeds from investments	3,831.6	5,654.0	5,315.9
Purchases of investments	(3,806.2)	(5,640.3)	(5,325.8)
Investment in marketable software	(62.1)	(73.6)	(64.3)
Capital additions of properties	(49.6)	(53.3)	(47.2)
Capital additions of outsourcing assets	(102.0)	(85.9)	(39.9)
Other	10.4	3.8	(1.4)
Net cash used for investing activities	(177.9)	(195.3)	(162.7)
Cash flows from financing activities
Proceeds from exercise of stock options	3.7	3.4	4.9
Net proceeds from short-term debt	65.8	–	–
Net proceeds from long-term debt	31.8	–	–
Payments of long-term debt	(10.4)	–	–
Financing fees	(.3)	(.6)	–
Common stock repurchases	–	(35.7)	(11.7)
Dividends paid on preferred stock	–	(4.0)	(16.2)
Net cash provided by (used for) financing activities	90.6	(36.9)	(23.0)
Effect of exchange rate changes on cash and cash equivalents	(43.0)	(34.7)	(17.5)
Decrease in cash and cash equivalents	(129.1)	(145.5)	(15.8)
Cash and cash equivalents, beginning of year	494.3	639.8	655.6

Cash and cash equivalents, end of year	$365.2	$494.3	$639.8

See notes to consolidated financial statements.

Unisys Corporation

Consolidated Statements of Deficit

		Unisys Corporation
(millions)	Total	Total Unisys Corporation	Preferred Stock	Common Stock Par Value	Accumu- lated Deficit	Treasury Stock At Cost	Paid-in Capital	Accumu- lated Other Compre- hensive Loss	Non- controlling Interests
Balance at December 31, 2012	$(1,588.7)	$(1,600.2)	$249.7	$.4	$(1,891.0)	$(48.8)	$4,223.1	$(4,133.6)	$11.5
Consolidated net income	120.1	108.5			108.5				11.6
Stock-based compensation	14.8	14.8				(1.9)	16.7
Dividends declared to preferred holders	(12.1)	(12.1)					(12.1)
Common stock repurchases	(11.7)	(11.7)				(11.7)
Translation adjustments	(40.1)	(42.5)						(42.5)	2.4
Postretirement plans	853.8	842.7						842.7	11.1
Balance at December 31, 2013	(663.9)	(700.5)	249.7	.4	(1,782.5)	(62.4)	4,227.7	(3,333.4)	36.6
Consolidated net income	59.3	46.7			46.7				12.6
Stock-based compensation	13.5	13.5				(1.5)	15.0
Dividends declared to preferred holders	(4.0)	(4.0)					(4.0)
Preferred stock conversion	–	–	(249.7)	.1			249.6
Sale of subsidiary	1.5								1.5
Common stock repurchases	(35.7)	(35.7)				(35.7)
Translation adjustments	(66.3)	(61.0)						(61.0)	(5.3)
Postretirement plans	(756.8)	(719.0)						(719.0)	(37.8)
Balance at December 31, 2014	(1,452.4)	(1,460.0)	–	.5	(1,735.8)	(99.6)	4,488.3	(4,113.4)	7.6
Consolidated net income (loss)	(103.2)	(109.9)			(109.9)				6.7
Stock-based compensation	12.1	12.1				(.5)	12.6
Translation adjustments	(100.8)	(96.0)						(96.0)	(4.8)
Postretirement plans	265.7	264.1						264.1	1.6
Balance at December 31, 2015	$(1,378.6)	$(1,389.7)	$–	$.5	$(1,845.7)	$(100.1)	$4,500.9	$(3,945.3)	$11.1

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

Advertising costs All advertising costs are expensed as incurred. The amount charged to expense during 2015, 2014 and 2013 was $4.9 million, $8.0 million and $2.5 million, respectively.

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

Noncontrolling interest The company owns a fifty-one percent interest in Intelligent Processing Solutions Ltd. (iPSL), a U.K. business processing outsourcing joint venture. The remaining interests, which are reflected as a noncontrolling interest in the company’s financial statements, are owned by three financial institutions for which iPSL performs services.

2. Earnings per common share

The following table shows how the earnings (loss) per common share attributable to Unisys Corporation were computed for the three years ended December 31, 2015.

Year ended December 31 (millions, except per share data)	2015	2014	2013
Basic earnings (loss) per common share computation
Net income (loss) attributable to Unisys Corporation common stockholders	$(109.9)	$44.0	$92.3
Weighted average shares (thousands)	49,905	49,280	43,899
Basic earnings (loss) per common share	$(2.20)	$.89	$2.10
Diluted earnings (loss) per common share computation
Net income (loss) attributable to Unisys Corporation for diluted earnings per share	$(109.9)	$44.0	$92.3
Weighted average shares (thousands)	49,905	49,280	43,899
Plus incremental shares from assumed conversions of employee stock plans	–	304	448
Adjusted weighted average shares	49,905	49,584	44,347
Diluted earnings (loss) per common share	$(2.20)	$.89	$2.08

In 2015, 2014 and 2013, the following weighted-average number of stock options and restricted stock units were antidilutive and therefore excluded from the computation of diluted earnings per common share (in thousands): 2,915; 1,929; and 2,142, respectively. In 2014 and 2013, the following weighted-average mandatory convertible preferred stock was antidilutive and therefore excluded from the computation of diluted earnings per share (in thousands): 1,171 and 6,913, respectively.

3. Cost reduction actions

In 2015, in connection with organizational initiatives to create a more competitive cost structure and rebalance the company’s global skill set, the company initiated a plan to incur pretax restructuring charges currently estimated at approximately $300 million through 2017.

During 2015, the company recognized pretax charges of $118.5 million in connection with this plan, principally related to a reduction in employees. The charges related to work-force reductions were $78.8 million and were comprised of: (a) a charge of $27.9 million for 700 employees in the U.S. and (b) a charge of $50.9 million for 782 employees outside the U.S. In addition, the company recorded pretax charges of $39.7 million, related to asset impairments ($20.2 million) and other expenses related to the cost reduction effort ($19.5 million).

The pretax charges were recorded in the following statement of income classifications: cost of revenue – services, $52.3 million; cost of revenue – technology, $.3 million; selling, general and administrative expenses, $53.5 million; and research and development expenses, $12.4 million.

A further breakdown of the individual components of these costs follows (in millions of dollars):

			Work-Force	Reductions
(in millions of dollars)	Headcount	Total	U.S.	Int’l.
Charges for cost reductions	1,482	$78.8	$27.9	$50.9
Utilized	(1,227)	(45.3)	(23.7)	(21.6)
Translation adjustments		(.5)		(.5)
Balance at December 31, 2015	255	$33.0	$4.2	$28.8
Expected future utilization:
2016	255	$33.0	$4.2	$28.8
Beyond 2016		–	–	–

4. Goodwill

Goodwill is reviewed annually for impairment and whenever events or circumstances occur indicating that goodwill may be impaired. The company performed its annual impairment test in the fourth quarter of 2015, which indicated that goodwill was not impaired.

Changes in the carrying amount of goodwill by segment for the years ended December 31, 2015 and 2014 were as follows:

(millions)	Total	Services	Technology
Balance at December 31, 2013	$188.7	$80.0	$108.7
Translation adjustments	(4.8)	(4.8)	–
Balance at December 31, 2014	183.9	75.2	108.7
Translation adjustments	(6.5)	(6.5)	–
Balance at December 31, 2015	$177.4	$68.7	$108.7

5. Recent accounting pronouncements and accounting changes

In May of 2014 (subsequently amended in August of 2015), the Financial Accounting Standards Board (FASB) issued a new revenue recognition standard entitled “Revenue from Contracts with Customers.” The objective of the standard is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows from a contract with a customer. The standard is effective for annual reporting periods beginning after December 15, 2017, which for the company is January 1, 2018. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, which for the company in January 1, 2017. The standard allows for either “full retrospective” adoption, meaning the standard is applied to all periods presented, or “modified retrospective” adoption, meaning the standard is applied only to the most current period presented in the financial statements. The company is currently assessing when and which method it will choose for adoption, and is evaluating the impact of the adoption on its consolidated results of operations and financial position.

Effective January 1, 2016, the company will adopt new guidance issued by the FASB that simplifies the balance sheet classification of deferred income taxes. The new guidance requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. Previous guidance required an entity to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. The new guidance will be applied on a retrospective basis whereby prior-period financial statements will be adjusted to reflect the application of the new guidance.

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

Revenue recognized in excess of billings on services contracts, or unbilled accounts receivable, was $93.5 million and $100.1 million at December 31, 2015 and 2014, respectively.

At December 31, 2015, receivables under sales-type leases before the allowance for unearned income were collectible as follows (in millions): 2016, $34.3; 2017, $32.8; 2018, $32.4; 2019, $14.4; 2020, $3.7; and zero thereafter.

Unearned income, which is deducted from accounts and notes receivable, was $10.9 million and $11.8 million at December 31, 2015 and 2014, respectively. The allowance for doubtful accounts, which is reported as a deduction from accounts and notes receivable, was $21.1 million and $30.1 million at December 31, 2015 and 2014, respectively. The provision for doubtful accounts, which is reported in selling, general and administrative expenses in the consolidated statements of income, was expense (income) of $3.0 million, $2.7 million and $(.6) million, in 2015, 2014 and 2013, respectively.

7. Income taxes

Following is the total income before income taxes and the provision for income taxes for the three years ended December 31, 2015.

Year ended December 31 (millions)	2015	2014	2013
Income (loss) before income taxes
United States	$(130.6)	$(19.9)	$28.4
Foreign	71.8	165.4	191.0
Total income (loss) before income taxes	$(58.8)	$145.5	$219.4
Provision for income taxes
Current
United States	$1.0	$2.1	$8.0
Foreign	42.2	59.4	63.0
State and local	.3	1.0	(.2)
Total	43.5	62.5	70.8
Deferred
Foreign	.9	23.7	28.5
Total provision for income taxes	$44.4	$86.2	$99.3

Following is a reconciliation of the provision for income taxes at the United States statutory tax rate to the provision for income taxes as reported:

Year ended December 31 (millions)	2015	2014	2013
United States statutory income tax provision (benefit)	$(20.6)	$50.9	$76.8
Income and losses for which no provision or benefit has been recognized	69.1	35.7	13.5
Foreign rate differential and other foreign tax expense	(15.9)	(22.0)	(23.0)
Income tax withholdings	12.5	17.1	15.4
Permanent items	(1.9)	1.1	4.0
Enacted rate changes	9.1	–	8.9
Change in uncertain tax positions	1.5	.2	4.4
Change in valuation allowances due to changes in judgment	(5.4)	7.0	(.5)
Income tax credits, U.S.	(4.0)	(3.9)	–
Other	–	.1	(.2)
Provision for income taxes	$44.4	$86.2	$99.3

The 2015 and 2013 provision for income taxes included $9.1 million and $11.4 million due to a reduction in the UK income tax rate. The rate reductions were enacted in the fourth quarter of 2015 and the third quarter of 2013 and reduced the rate from 20% to 18% and from 21% to 20% effective April 1, 2017 and 2015, respectively. The tax provision was principally caused by a write down of the UK company’s net deferred tax assets.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 2015 and 2014 were as follows:

December 31 (millions)	2015	2014
Deferred tax assets
Tax loss carryforwards	$854.5	$883.3
Postretirement benefits	695.7	791.3
Foreign tax credit carryforwards	263.2	245.5
Other tax credit carryforwards	86.7	88.0
Deferred revenue	65.7	60.5
Employee benefits and compensation	49.9	44.6
Purchased capitalized software	39.5	39.3
Depreciation	36.8	34.9
Warranty, bad debts and other reserves	14.1	12.8
Capitalized costs	13.0	16.3
Capitalized research and development	3.2	36.0
Other	39.7	29.5
	2,162.0	2,282.0
Valuation allowance	(2,024.9)	(2,107.8)
Total deferred tax assets	$137.1	$174.2
Deferred tax liabilities
Other	$22.7	$37.9
Total deferred tax liabilities	$22.7	$37.9
Net deferred tax assets	$114.4	$136.3

At December 31, 2015, the company has U.S. Federal ($424.3 million), state and local ($194.8 million), and foreign ($235.4 million) tax loss carryforwards, the total tax effect of which is $854.5 million. These carryforwards will expire as follows (in millions): 2016, $8.2; 2017, $10.9; 2018, $7.7; 2019, $7.8; 2020, $17.4; and $802.5 thereafter. The company also has available tax credit carryforwards of approximately $349.9 million, which will expire as follows (in millions): 2016, $10.5; 2017, $48.1; 2018, $21.0; 2019, $19.7; 2020, $35.5; and $215.1 thereafter.

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

Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $1,417.4 million at December 31, 2015. As the company currently intends to indefinitely reinvest all such earnings, no provision has been made for income taxes that may become payable upon distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability.

Cash paid for income taxes, net of refunds, during 2015, 2014 and 2013 was $59.7 million, $73.9 million and $63.8 million, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Year ended December 31 (millions)	2015	2014	2013
Balance at January 1	$35.0	$26.3	$29.2
Additions based on tax positions related to the current year	3.4	14.4	(2.4)
Changes for tax positions of prior years	(4.0)	(1.4)	(.1)
Reductions as a result of a lapse of applicable statute of limitations	(3.4)	(1.6)	–
Settlements	(.9)	(.9)	(.2)
Changes due to foreign currency	(2.4)	(1.8)	(.2)
Balance at December 31	$27.7	$35.0	$26.3

The company recognizes penalties and interest accrued related to income tax liabilities in the provision for income taxes in its consolidated statements of income. At December 31, 2015 and 2014, the company had an accrual of $1.0 million and $1.6 million, respectively, for the payment of penalties and interest.

At December 31, 2015, all of the company’s liability for unrecognized tax benefits, if recognized, would affect the company’s effective tax rate. Within the next 12 months, the company believes that it is reasonably possible that the amount of unrecognized tax benefits may significantly change; however, various events could cause this belief to change in the future.

The company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Several U.S. state and foreign income tax audits are in process. The company is under an audit in India, for which years prior to 2006 are closed. For Brazil and the United Kingdom, which are the most significant jurisdictions outside the U.S., the audit periods through 2010 are closed. All of the various ongoing income tax audits throughout the world are not expected to have a material impact on the company’s financial position.

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

As a result of the February 2011 ownership change, utilization for certain of the company’s Tax Attributes, U.S. net operating losses and tax credits, is subject to an overall annual limitation of $70.6 million. The cumulative limitation as of December 31, 2015 is $265.7 million. This limitation will be applied first to any recognized built in losses, then to any net operating losses, and then to any other Tax Attributes. Any unused limitation may be carried over to later years. Based on presently available information and the existence of tax planning strategies, the company does not expect to incur a U.S. cash tax liability in the near term. The company maintains a full valuation allowance against the realization of all U.S. deferred tax assets as well as certain foreign deferred tax assets in excess of deferred tax liabilities.

8. Properties

Properties comprise the following:

December 31 (millions)	2015	2014
Land	$2.8	$2.8
Buildings	93.1	80.1
Machinery and office equipment	586.8	644.9
Internal-use software	144.5	257.7
Rental equipment	49.4	73.9
Total properties	$876.6	$1,059.4

9. Debt

Long-term debt is comprised of the following:

December 31 (millions)	2015	2014
6.25% senior notes due August 15, 2017	$210.0	$210.0
Capital leases	12.5	14.0
Other debt	24.0	–
Total	246.5	224.0
Less – current maturities	11.0	1.8
Total long-term debt	$235.5	$222.2

Long-term debt matures in 2016, 2017, 2018, 2019, 2020 and thereafter are $11.0 million, $220.6 million, $10.3 million, $1.3 million, $1.3 million and $2.0 million, respectively. Included in the above are capital lease maturities in 2016, 2017, 2018, 2019, 2020 and thereafter of $2.6 million, $2.8 million, $2.5 million, $1.3 million, $1.3 million and $2.0 million, respectively.

Cash paid for interest during 2015, 2014 and 2013 was $14.4 million, $13.2 million and $12.9 million, respectively. Capitalized interest expense during 2015, 2014 and 2013 was $3.1 million, $4.0 million and $3.2 million, respectively.

The amount reported in other debt represents debt secured by the sale of an account receivable.

The company has a secured revolving credit facility, expiring in June 2018, which provides for loans and letters of credit up to an aggregate amount of $150 million (with a limit on letters of credit of $100 million). Borrowing limits under the credit agreement are based upon the amount of eligible U.S. accounts receivable. At December 31, 2015, the company had $65.0 million of borrowings and $11.4 million of letters of credit outstanding under the facility. At December 31, 2015, availability under the facility was $54.7 million net of letters of credit issued. Borrowings under the facility will bear interest based on short-term rates (2.2% at December 31, 2015). The credit agreement contains customary representations and warranties, including that there has been no material adverse change in the company’s business, properties, operations or financial condition. The company is required to maintain a minimum fixed charge coverage ratio if the availability under the credit facility falls below the greater of 12.5% of the lenders’ commitments under the facility and $18.75 million. The credit agreement allows the company to pay dividends on its capital stock in an amount up to $22.5 million per year unless the company is in default and to, among other things, repurchase its equity, prepay other debt, incur other debt or liens, dispose of assets and make acquisitions, loans and investments, provided the company complies with certain requirements and limitations set forth in the agreement. Events of default include non-payment, failure to comply with covenants, materially incorrect representations and warranties, change of control and default under other debt aggregating at least $50 million. The credit facility is guaranteed by Unisys Holding Corporation, Unisys NPL, Inc., Unisys AP Investment Company I and any future material domestic subsidiaries. The facility is secured by the assets of Unisys Corporation and the subsidiary guarantors, other than certain excluded assets. The company may elect to prepay or terminate the credit facility without penalty.

At December 31, 2015, the company has met all covenants and conditions under its various lending agreements. The company expects to continue to meet these covenants and conditions.

The company’s principal sources of liquidity are cash on hand, cash from operations and its revolving credit facility, discussed above. The company and certain international subsidiaries have access to uncommitted lines of credit from various banks.

The company’s anticipated future cash expenditures include anticipated contributions to its defined benefit pension plans. The company believes that it has adequate sources of liquidity to meet its expected 2016 cash requirements.

10. Other accrued liabilities

Other accrued liabilities (current) are comprised of the following:

December 31 (millions)	2015	2014
Payrolls and commissions	$102.7	$109.3
Accrued vacations	51.1	60.8
Cost reduction	33.0	–
Taxes other than income taxes	32.7	53.8
Income taxes	32.0	58.3
Postretirement	20.7	22.6
Accrued interest	4.9	4.9
Other	62.2	75.4
Total other accrued liabilities	$339.3	$385.1

11. Rental expense and commitments

Rental expense, less income from subleases, for 2015, 2014 and 2013 was $80.6 million, $83.7 million and $85.3 million, respectively. Income from subleases, for 2015, 2014 and 2013 was $9.1 million, $8.5 million and $7.4 million, respectively.

Minimum net rental commitments under noncancelable operating leases, including idle leases, outstanding at December 31, 2015, substantially all of which relate to real properties, were as follows: 2016, $56.9 million; 2017, $50.2 million; 2018, $37.5 million; 2019, $30.8 million; 2020, $23.2 million; and $33.6 million thereafter. Such rental commitments have been reduced by minimum sublease rentals of $22.0 million, due in the future under noncancelable subleases.

At December 31, 2015, the company had outstanding standby letters of credit and surety bonds totaling approximately $255 million related to performance and payment guarantees. On the basis of experience with these arrangements, the company believes that any obligations that may arise will not be material. In addition, at December 31, 2015, the company had deposits and collateral of approximately $44 million in other long-term assets, principally related to collateralized letters of credit, and to tax and labor contingencies in Brazil.

12. Financial instruments and concentration of credit risks

Due to its foreign operations, the company is exposed to the effects of foreign currency exchange rate fluctuations on the U.S. dollar, principally related to intercompany account balances. The company uses derivative financial instruments to reduce its exposure to market risks from changes in foreign currency exchange rates on such balances. The company enters into foreign exchange forward contracts, generally having maturities of three months or less, which have not been designated as hedging instruments. At December 31, 2015 and 2014, the notional amount of these contracts was $940.1 million and $403.9 million, respectively, and the fair value of such contracts was a net loss of $4.4 million and a net gain of $5.3 million, respectively, of which a gain of $2.2 million and $6.1 million, respectively, has been recognized in “Prepaid expenses and other current assets” and a loss of $6.6 million and $.8 million, respectively, has been recognized in “Other accrued liabilities.” Changes in the fair value of these instruments was a gain of $15.6 million, a gain of $17.3 million and a loss of $7.3 million, respectively, for years ended December 31, 2015, 2014 and 2013, which has been recognized in earnings in “Other income (expense), net” in the company’s consolidated statement of income. The fair value of these forward contracts is based on quoted prices for similar but not identical financial instruments; as such, the inputs are considered Level 2 inputs.

Financial instruments also include temporary cash investments and customer accounts receivable. Temporary investments are placed with creditworthy financial institutions, primarily in money market funds, time deposits and certificate of deposits which may be withdrawn at any time at the discretion of the company without penalty. At December 31, 2015 and 2014, the company’s cash equivalents principally have maturities of less than one month or can be withdrawn at any time at the discretion of the company without penalty. Due to the short maturities of these instruments, they are carried on the consolidated balance sheets at cost plus accrued interest, which approximates market value. Realized gains or losses during 2015, 2014 and 2013, as well as unrealized gains or losses at December 31, 2015 and 2014, were immaterial. Receivables are due from a large number of customers that are dispersed worldwide across many industries. At December 31, 2015 and 2014, the company had no significant concentrations of credit risk with any one customer. At December 31, 2015 and 2014, the company had approximately $99 million and $94 million, respectively, of receivables due from various U.S. federal governmental agencies. At December 31, 2015 and 2014, the carrying amount of cash and cash equivalents approximated fair value; and the carrying amount of long-term debt was less than the fair value, which is based on market prices (Level 2 inputs), of such debt by approximately $3 million and $9 million, respectively.

13. Foreign currency translation

In January of 2014, the Venezuelan government announced that the exchange rate to be applied to the settlement of certain transactions, including foreign investments and royalties would be changed to the SICAD I rate. As a result, the company began using this rate to remeasure its Venezuelan subsidiary’s financial statements into U.S. dollars. As the company believes that the SIMADI rate is now more representative of what it might expect to receive in a dividend transaction, the company began using the SIMADI rate effective as of September 30, 2015. During the years ended December 31, 2015, 2014 and 2013, the company recorded foreign exchange losses related to its Venezuelan subsidiary of $8.4 million, $7.4 million and $6.5 million, respectively.

At December 31, 2015, the company’s operations in Venezuela had an immaterial amount of net monetary assets denominated in local currency.

During the years ended December 31, 2015, 2014 and 2013, the company recognized foreign exchange gains (losses) in “Other income (expense), net” in its consolidated statements of income of $8.1 million, $(7.0) million and $10.4 million, respectively.

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

The company’s Brazilian operations, along with those of many other companies doing business in Brazil, are involved in various litigation matters, including numerous governmental assessments related to indirect and other taxes, as well as disputes associated with former employees and contract labor. The tax-related matters pertain to value added taxes, customs, duties, sales and other non-income related tax exposures. The labor-related matters include claims related to compensation matters. The company believes that appropriate accruals have been established for such matters based on information currently available. At December 31, 2015, excluding those matters that have been assessed by management as being remote as to the likelihood of ultimately resulting in a loss, the amount related to unreserved tax-related matters, inclusive of any related interest, is estimated to be up to approximately $95 million.

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

On June 26, 2014, the State of Louisiana filed a Petition for Damages against, among other defendants, the company and Molina Information Systems, LLC, in the Parish of East Baton Rouge, 19th Judicial District. The State alleges that between 1989 and 2012 the defendants, each acting successively as the State’s Medicaid fiscal intermediary, utilized an incorrect reimbursement formula for the payment of pharmaceutical claims causing the State to pay excessive amounts for prescription drugs. The company believes that it has valid defenses to Louisiana’s claims and is asserting them in the pending litigation.

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

Notwithstanding that the ultimate results of the lawsuits, claims, investigations and proceedings that have been brought or asserted against the company are not currently determinable, the company believes that at December 31, 2015, it has adequate provisions for any such matters.

15. Segment information

Effective January 1, 2015, the company changed the grouping of certain of its classes of products and services. As a result, certain revenue (principally company technology products) previously reported in the company’s Services segment is now reported in its Technology segment. As a result, prior-periods segment revenue and cost of sales, as well as customer revenue by classes of similar products and services, have been reclassified to conform to the current-year period.

The company has two business segments: Services and Technology. Revenue classifications within the Services segment are as follows:

•

Cloud & infrastructure services. This represents revenue from work the company performs in the data center and cloud area, technology consulting and technology-based systems integration projects, as well as global service desks and global field services.

•	Application services. This represents revenue from application managed services and application development, maintenance and support work.

•	Business processing outsourcing (BPO) services. This represents revenue from the management of clients’ specific business processes.

The accounting policies of each business segment are the same as those followed by the company as a whole. Intersegment sales and transfers are priced as if the sales or transfers were to third parties. Accordingly, the Technology segment recognizes intersegment revenue and manufacturing profit on hardware and software shipments to customers under Services contracts. The Services segment, in turn, recognizes customer revenue and marketing profits on such shipments of company hardware and software to customers. The Services segment also includes the sale of hardware and software products sourced from third parties that are sold to customers through the company’s Services channels. In the company’s consolidated statements of income, the manufacturing costs of products sourced from the Technology segment and sold to Services customers are reported in cost of revenue for Services.

Also included in the Technology segment’s sales and operating profit are sales of hardware and software sold to the Services segment for internal use in Services engagements. The amount of such profit included in operating income of the Technology segment for the years ended December 31, 2015, 2014 and 2013 was $9.2 million, $17.0 million and $6.0 million, respectively. The profit on these transactions is eliminated in Corporate.

The company evaluates business segment performance based on operating income exclusive of pension income or expense, restructuring charges and unusual and nonrecurring items, which are included in Corporate. All other corporate and centrally incurred costs are allocated to the business segments based principally on revenue, employees, square footage or usage.

No single customer accounts for more than 10% of revenue. Revenue from various agencies of the U.S. Government, which is reported in both business segments, was approximately $569 million, $529 million and $512 million in 2015, 2014 and 2013, respectively.

Corporate assets are principally cash and cash equivalents, prepaid postretirement assets and deferred income taxes. The expense or income related to corporate assets is allocated to the business segments.

Customer revenue by classes of similar products or services, by segment, is presented below:

Year ended December 31 (millions)	2015	2014	2013

Services
Cloud & infrastructure services	$1,513.1	$1,704.9	$1,772.4
Application services	868.9	819.8	824.7

BPO services	223.6	261.0	252.9
	2,605.6	2,785.7	2,850.0
Technology	409.5	570.7	606.5
Total	$3,015.1	$3,356.4	$3,456.5

Presented below is a reconciliation of segment operating income to consolidated income (loss) before income taxes:

Year ended December 31 (millions)	2015	2014	2013
Total segment operating income	$174.9	$233.6	$307.5
Interest expense	(11.9)	(9.2)	(9.9)
Other income (expense), net	8.2	(.2)	9.8
Cost reduction charges	(118.5)	–	–
Corporate and eliminations	(111.5)	(78.7)	(88.0)
Total income (loss) before income taxes	$(58.8)	$145.5	$219.4

Presented below is a reconciliation of total business segment assets to consolidated assets:

December 31 (millions)	2015	2014	2013
Total segment assets	$1,486.0	$1,533.8	$1,530.5
Cash and cash equivalents	365.2	494.3	639.8
Deferred income taxes	138.6	171.0	136.4
Prepaid postretirement assets	45.1	19.9	83.7
Other corporate assets	108.3	129.7	119.6
Total assets	$2,143.2	$2,348.7	$2,510.0

A summary of the company’s operations by business segment for 2015, 2014 and 2013 is presented below:

(millions)	Total	Corporate	Services	Technology
2015
Customer revenue	$3,015.1		$2,605.6	$409.5
Intersegment		$(49.0)	.1	48.9
Total revenue	$3,015.1	$(49.0)	$2,605.7	$458.4
Operating income (loss)	$(55.1)	$(230.0)	$61.2	$113.7
Depreciation and amortization	180.1		104.8	75.3
Total assets	2,143.2	657.2	1,081.7	404.3
Capital expenditures	213.7	1.9	143.3	68.5

2014
Customer revenue	$3,356.4		$2,785.7	$570.7
Intersegment		$(58.4)	.3	58.1
Total revenue	$3,356.4	$(58.4)	$2,786.0	$628.8
Operating income	$154.9	$(78.7)	$96.0	$137.6
Depreciation and amortization	168.6		103.2	65.4
Total assets	2,348.7	814.9	1,099.2	434.6
Capital expenditures	212.8	4.9	133.8	74.1

2013
Customer revenue	$3,456.5		$2,850.0	$606.5
Intersegment		$(37.2)	1.7	35.5
Total revenue	$3,456.5	$(37.2)	$2,851.7	$642.0
Operating income	$219.5	$(88.0)	$138.2	$169.3
Depreciation and amortization	159.6		91.8	67.8
Total assets	2,510.0	979.5	1,126.7	403.8
Capital expenditures	151.4	2.9	78.8	69.7

Geographic information about the company’s revenue, which is principally based on location of the selling organization, properties and outsourcing assets, is presented below:

Year ended December 31 (millions)	2015	2014	2013
Revenue
United States	$1,454.9	$1,378.1	$1,370.6
United Kingdom	375.8	435.4	414.0
Other foreign	1,184.4	1,542.9	1,671.9
Total	$3,015.1	$3,356.4	$3,456.5
Properties, net
United States	$96.9	$111.9	$112.4
United Kingdom	18.8	22.0	24.7
Other foreign	38.1	34.8	37.6
Total	$153.8	$168.7	$174.7
Outsourcing assets, net
United States	$119.4	$99.7	$56.2
United Kingdom	36.6	25.8	28.1
Other foreign	26.0	25.4	31.2
Total	$182.0	$150.9	$115.5

16. Employee plans

Stock plans Under stockholder approved stock-based plans, stock options, stock appreciation rights, restricted stock and restricted stock units may be granted to officers, directors and other key employees. At December 31, 2015, 2.3 million shares of unissued common stock of the company were available for granting under these plans.

As of December 31, 2015, the company has granted non-qualified stock options and restricted stock units under these plans. The company recognizes compensation cost net of a forfeiture rate in selling, general and administrative expenses, and recognizes the compensation cost for only those awards expected to vest. The company estimates the forfeiture rate based on its historical experience and its expectations about future forfeitures.

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

Options have been granted to purchase the company’s common stock at an exercise price equal to or greater than the fair market value at the date of grant, generally have a maximum duration of seven years for options issued in 2015 and five years for options issued before 2015, and become exercisable in annual installments over a three-year period following date of grant.

During the years ended December 31, 2015, 2014 and 2013, the company recognized $9.4 million, $10.4 million and $12.5 million of share-based compensation expense, which is comprised of $4.7 million, $3.3 million and $3.2 million of restricted stock unit expense and $4.7 million, $7.1 million and $9.3 million of stock option expense, respectively.

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

The fair value of stock option awards was estimated using the Black-Scholes option pricing model with the following assumptions and weighted-average fair values as follows:

Year Ended December 31	2015	2014	2013
Weighted-average fair value of grant	$8.92	$11.24	$8.79
Risk-free interest rate	1.28%	1.04%	.54%
Expected volatility	45.46%	45.65%	50.19%
Expected life of options in years	4.92	3.71	3.69
Expected dividend yield	–	–	–

A summary of stock option activity for the year ended December 31, 2015 follows (shares in thousands):

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value ($ in millions)
Outstanding at December 31, 2014	2,816	$29.51
Granted	743	23.21
Exercised	(190)	19.53
Forfeited and expired	(646)	32.10
Outstanding at December 31, 2015	2,723	27.88	2.75	$0.0
Expected to vest at December 31, 2015	1,281	26.23	4.18	$0.0
Exercisable at December 31, 2015	1,398	29.51	1.36	$0.0

The aggregate intrinsic value represents the total pretax value of the difference between the company’s closing stock price on the last trading day of the period and the exercise price of the options, multiplied by the number of in-the-money stock options that would have been received by the option holders had all option holders exercised their options on December 31, 2015. The intrinsic value of the company’s stock options changes based on the closing price of the company’s stock. The total intrinsic value of options exercised for the years ended December 31, 2015, 2014 and 2013 was $.6 million, $4.7 million and $7.9 million, respectively. As of December 31, 2015, $4.0 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 1.9 years.

Restricted stock unit awards may contain time-based units, performance-based units or a combination of both. Each performance-based unit will vest into zero to 2.0 shares depending on the degree to which the performance goals are met. Compensation expense resulting from these awards is recognized as expense ratably for each installment from the date of grant until the date the restrictions lapse and is based on the fair market value at the date of grant and the probability of achievement of the specific performance-related goals.

A summary of restricted stock unit activity for the year ended December 31, 2015 follows (shares in thousands):

	Restricted Stock Units	Weighted-Average Grant-Date Fair Value
Outstanding at December 31, 2014	354	$28.81
Granted	452	22.52
Vested	(87)	23.85
Forfeited and expired	(250)	29.01
Outstanding at December 31, 2015	469	23.57

The fair value of restricted stock units is determined based on the trading price of the company’s common shares on the date of grant. The aggregate weighted-average grant-date fair value of restricted stock units granted during the years ended December 31, 2015, 2014 and 2013 was $10.2 million, $12.8 million and $5.3 million, respectively. As of December 31, 2015, there was $4.9 million of total unrecognized compensation cost related to outstanding restricted stock units granted under the company’s plans. That cost is expected to be recognized over a weighted-average period of 2.1 years. The aggregate weighted-average grant-date fair value of restricted stock units vested during the years ended December 31, 2015, 2014 and 2013 was $2.1 million, $3.3 million and $4.5 million, respectively.

Common stock issued upon exercise of stock options or upon lapse of restrictions on restricted stock units are newly issued shares. Cash received from the exercise of stock options was $3.7 million and $3.4 million for the years ended December 31, 2015 and 2014, respectively. During 2015 and 2014, the company did not recognize any tax benefits from the exercise of stock options or upon issuance of stock upon lapse of restrictions on restricted stock units because of its tax position. Any such tax benefits resulting from tax deductions in excess of the compensation costs recognized are classified as financing cash flows.

Defined contribution and compensation plans U.S. employees are eligible to participate in an employee savings plan. Under this plan, employees may contribute a percentage of their pay for investment in various investment alternatives. The company matches 50 percent of the first 6 percent of eligible pay contributed by participants to the plan on a before-tax basis (subject to IRS limits). The company funds the match with cash. The charge to income related to the company match for the years ended December 31, 2015, 2014 and 2013, was $9.9 million, $10.6 million and $11.8 million, respectively.

The company has defined contribution plans in certain locations outside the United States. The charge to income related to these plans was $21.4 million, $25.2 million and $26.7 million, for the years ended December 31, 2015, 2014 and 2013, respectively.

The company has non-qualified compensation plans, which allow certain highly compensated employees and directors to defer the receipt of a portion of their salary, bonus and fees. Participants can earn a return on their deferred balance that is based on hypothetical investments in various investment vehicles. Changes in the market value of these investments are reflected as an adjustment to the liability with an offset to expense. As of December 31, 2015 and 2014, the liability to the participants of these plans was $12.6 million and $12.1 million, respectively. These amounts reflect the accumulated participant deferrals and earnings thereon as of that date. The company makes no contributions to the deferred compensation plans and remains contingently liable to the participants.

Retirement benefits For the company’s more significant defined benefit pension plans, including the U.S. and the UK, accrual of future benefits under the plans has ceased.

Retirement plans’ funded status and amounts recognized in the company’s consolidated balance sheets at December 31, 2015 and 2014 follow:

	U.S. Plans		International Plans
December 31 (millions)	2015	2014	2015	2014

Change in projected benefit obligation

Benefit obligation at beginning of year	$5,665.5	$5,158.8	$3,354.9	$3,059.2

Service cost	–	–	8.7	8.4

Interest cost	224.1	248.3	94.1	117.9

Plan participants’ contributions	–	–	2.5	3.1

Plan amendment	(2.7)	(46.3)	(32.3)	(1.0)

Plan curtailment	–	–	–	(.3)

Actuarial loss (gain)	(285.0)	670.0	(79.5)	559.4

Benefits paid	(370.5)	(365.3)	(112.8)	(115.4)

Foreign currency translation adjustments	–	–	(247.8)	(276.4)

Benefit obligation at end of year	$5,231.4	$5,665.5	$2,987.8	$3,354.9

Change in plan assets

Fair value of plan assets at beginning of year	$4,069.7	$4,048.0	$2,718.9	$2,681.8

Actual return on plan assets	(5.6)	299.9	18.6	278.0

Employer contribution	65.8	87.1	82.5	96.3

Plan participants’ contributions	–	–	2.5	3.1

Benefits paid	(370.5)	(365.3)	(112.8)	(115.4)

Foreign currency translation adjustments	–	–	(212.9)	(224.9)

Fair value of plan assets at end of year	$3,759.4	$4,069.7	$2,496.8	$2,718.9

Funded status at end of year	$(1,472.0)	$(1,595.8)	$(491.0)	$(636.0)

Amounts recognized in the consolidated balance sheets consist of:

Prepaid postretirement assets	$–	$–	$43.8	$18.9

Other accrued liabilities	(6.8)	(6.9)	(.2)	(.2)

Long-term postretirement liabilities	(1,465.2)	(1,588.9)	(534.6)	(654.7)

Total funded status	$(1,472.0)	$(1,595.8)	$(491.0)	$(636.0)

Accumulated other comprehensive loss, net of tax

Net loss	$2,816.2	$2,973.5	$1,018.6	$1,076.1

Prior service (credit) cost	$(44.9)	$(44.5)	$(35.8)	$(12.8)

Accumulated benefit obligation	$5,231.4	$5,665.5	$2,983.1	$3,349.3

Information for defined benefit retirement plans with an accumulated benefit obligation in excess of plan assets at December 31, 2015 and 2014 follows:

December 31 (millions)	2015	2014
Accumulated benefit obligation	$7,231.2	$8,412.6

Fair value of plan assets	5,228.6	6,167.2

Information for defined benefit retirement plans with a projected benefit obligation in excess of plan assets at December 31, 2015 and 2014 follows:

December 31 (millions)	2015	2014
Projected benefit obligation	$7,235.4	$8,417.9

Fair value of plan assets	5,228.6	6,167.2

Net periodic pension cost for 2015, 2014 and 2013 includes the following components:

	U.S. Plans			International Plans
Year ended December 31 (millions)	2015	2014	2013	2015	2014	2013

Service cost	$–	$–	$–	$8.7	$8.4	$10.4

Interest cost	224.1	248.3	220.4	94.1	117.9	106.6

Expected return on plan assets	(254.8)	(287.1)	(291.5)	(155.4)	(160.5)	(141.9)

Amortization of prior service (credit)	(2.4)	(.4)	.7	(1.9)	(2.1)	(2.1)

Recognized net actuarial loss	132.7	109.7	139.0	63.6	40.2	51.9

Curtailment gain	–	–	–	–	(.6)	–
Net periodic pension cost	$99.6	$70.5	$68.6	$9.1	$3.3	$24.9

Weighted-average assumptions used to determine net periodic pension cost for the years ended December 31 were as follows:

Discount rate	4.09%	5.02%	4.01%	3.05%	4.15%	3.92%

Rate of compensation increase	N/A	N/A	N/A	1.68%	2.08%	2.06%

Expected long-term rate of return on assets	6.80%	7.72%	8.00%	6.45%	6.45%	6.40%

Weighted-average assumptions used to determine benefit obligations at December 31 were as follows:

Discount rate	4.56%	4.09%	5.02%	3.30%	3.05%	4.15%

Rate of compensation increase	N/A	N/A	N/A	1.68%	1.68%	2.08%

The expected pretax amortization in 2016 of net periodic pension cost is as follows: net loss, $155.7 million; and prior service credit, $(5.7) million. The amortization of these items is recorded as an element of pension expense. In 2015, pension expense included amortization of $196.3 million of net losses and $(4.3) million of prior service credit.

The company’s investment policy targets and ranges for each asset category are as follows:

	U.S.		Int’l.
Asset Category	Target	Range	Target	Range

Equity securities	58%	52-64%	39%	33-45%

Debt securities	36%	33-39%	54%	47-61%

Real estate	6%	3-9%	1%	0-3%

Cash	0%	0-5%	1%	0-5%

Other	0%	0%	5%	0-10%

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

In 2016, the company expects to make cash contributions of $139.3 million to its worldwide defined benefit pension plans, which is comprised of $86.8 million primarily for non-U.S. defined benefit pension plans and $52.5 million for the company’s U.S. qualified defined benefit pension plan.

As of December 31, 2015, the following benefit payments, which reflect expected future service where applicable, are expected to be paid from the defined benefit pension plans:

Year ending December 31 (millions)	U.S.	Int’l.

2016	$361.8	$104.6

2017	362.6	105.6

2018	362.9	107.1

2019	363.5	109.3

2020	364.5	110.8

2021 - 2025	1,814.7	573.9

Other postretirement benefits A reconciliation of the benefit obligation, fair value of the plan assets and the funded status of the postretirement benefit plan at December 31, 2015 and 2014, follows:

December 31 (millions)	2015	2014

Change in accumulated benefit obligation

Benefit obligation at beginning of year	$150.0	$159.7

Service cost	.6	.6

Interest cost	6.9	7.6

Plan participants’ contributions	4.2	4.6

Actuarial gain	(8.0)	(2.4)

Federal drug subsidy	1.5	1.4

Benefits paid	(21.4)	(20.0)

Foreign currency translation and other adjustments	(2.3)	(1.5)

Benefit obligation at end of year	$131.5	$150.0

Change in plan assets

Fair value of plan assets at beginning of year	$9.1	$9.2

Actual return on plan assets	(.1)	–

Employer contributions	15.9	15.3

Plan participants’ contributions	4.2	4.6

Benefits paid	(21.4)	(20.0)

Fair value of plan assets at end of year	$7.7	$9.1

Funded status at end of year	$(123.8)	$(140.9)

Amounts recognized in the consolidated balance sheets consist of:

Prepaid postretirement assets	$1.3	$1.0

Other accrued liabilities	(13.7)	(15.6)

Long-term postretirement liabilities	(111.4)	(126.3)

Total funded status	$(123.8)	$(140.9)

Accumulated other comprehensive loss, net of tax

Net loss	$21.3	$32.0
Prior service cost	.1	1.2

Net periodic postretirement benefit cost for 2015, 2014 and 2013, follows:

Year ended December 31 (millions)	2015	2014	2013

Service cost	$.6	$.6	$.6

Interest cost	6.9	7.6	7.9

Expected return on assets	(.4)	(.5)	(.5)

Amortization of prior service cost	1.1	1.7	1.8

Recognized net actuarial loss	1.8	1.7	4.5

Net periodic benefit cost	$10.0	$11.1	$14.3

Weighted-average assumptions used to determine net periodic postretirement benefit cost for the years ended December 31 were as follows:

Discount rate	5.27%	5.86%	5.15%

Expected return on plan assets	5.50%	6.75%	6.75%

Weighted-average assumptions used to determine benefit obligation at December 31 were as follows:
Discount rate	5.61%	5.27%	5.86%

The expected pretax amortization in 2016 of net periodic postretirement benefit cost is as follows: net loss, $1.1 million; and prior service cost, $.1 million.

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

In 2016, the company expects to contribute approximately $15 million to its postretirement benefit plan.

Assumed health care cost trend rates at December 31	2015	2014

Health care cost trend rate assumed for next year	6.1%	6.4%

Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.8%	4.8%

Year that the rate reaches the ultimate trend rate	2023	2023

A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions of dollars):

	1-Percentage- Point Increase	1-Percentage- Point Decrease

Effect on service and interest cost	$.1	$(.2)

Effect on postretirement benefit obligation	3.4	(3.5)

As of December 31, 2015, the following benefits are expected to be paid to or from the company’s postretirement plan:

Year ending December 31 (millions)	Gross Medicare Part D Receipts	Gross Expected Payments

2016	$1.1	$15.9

2017	1.0	15.4

2018	.9	14.7

2019	.8	14.0

2020	.7	13.1

2021 – 2025	2.0	46.2

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

The following table sets forth by level, within the fair value hierarchy, the plans’ assets (liabilities) at fair value at December 31, 2015.

	U.S. Plans				International Plans
December 31, 2015 (millions)	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Pension plans
Equity Securities
Common Stocks	$1,686.4	$1,680.6	$5.8		$.6	$.6
Commingled Funds	411.9		411.9		956.1		$956.1
Debt Securities
U.S. Govt. Securities	162.2	162.2
Other Fixed Income	974.7		974.7		248.5		248.5
Insurance Contracts					120.6			$120.6
Commingled Funds					905.4		905.4
Real Estate
Real Estate Investment Trusts	170.7	170.7			.7	.7
Real Estate	37.6			$37.6	41.8			41.8
Other
Derivatives	.8	.3	.5		7.0		7.0
Private Equity	7.6			7.6
Commingled Funds	105.3		105.3		188.7		118.4	70.3
Pooled Funds	263.1		263.1
Cash	1.9	1.9			27.4	27.4
Receivables	77.1	77.1
Payables	(139.9)	(139.9)
Total	$3,759.4	$1,952.9	$1,761.3	$45.2	$2,496.8	$28.7	$2,235.4	$232.7
Other postretirement plans
Insurance Contracts	$7.7			$7.7

The following table sets forth by level, within the fair value hierarchy, the plans’ assets (liabilities) at fair value at December 31, 2014.

	U.S. Plans				International Plans
December 31, 2014 (millions)	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Pension plans
Equity Securities
Common Stocks	$1,837.4	$1,831.6	$5.8		$1.6	$1.6
Commingled Funds	461.6		461.6		1,054.8		$1,054.8
Debt Securities
U.S. and UK Govt. Securities	176.9	176.9
Other Fixed Income	1,025.3		1,025.3		330.4		330.4
Insurance Contracts	17.4			$17.4	135.5			$135.5
Commingled Funds					991.1		991.1
Real Estate
Real Estate Investment Trusts	169.1	169.1			1.3	1.3
Real Estate	34.2			34.2	40.8			40.8
Other
Derivatives	18.2	5.9	12.3		7.2		7.2
Private Equity	12.8			12.8
Commingled Funds	102.1		102.1		136.5		85.8	50.7
Pooled Funds	297.2		297.2		1.2		1.2
Cash	(1.3)	(1.3)			18.6	18.6
Receivables	77.4	77.4
Payables	(158.6)	(158.6)			(.1)	(.1)
Total	$4,069.7	$2,101.0	$1,904.3	$64.4	$2,718.9	$21.4	$2,470.5	$227.0
Other postretirement plans
Insurance Contracts	$7.3			$7.3
Pooled Funds	1.8		$1.8
Total	$9.1		$1.8	$7.3

The following table sets forth a summary of changes in the fair value of the plans’ Level 3 assets for the year ended December 31, 2015.

(millions)	January 1, 2015	Realized gains (losses)	Purchases or acquisitions	Sales or dispositions	Currency and unrealized gains (losses) relating to instruments still held at December 31, 2015	December 31, 2015
U.S. plans
Pension plan
Real Estate	$34.2	$.1		$(.1)	$3.4	$37.6
Private Equity	12.8	(8.2)	$.2	(6.6)	9.4	7.6
Insurance Contracts	17.4	(.4)		(16.6)	(.4)	–

Total	$64.4	$(8.5)	$.2	$(23.3)	$12.4	$45.2

Other postretirement plans
Insurance Contracts	$7.3	$(.1)	$.5			$7.7

International pension plans
Insurance Contracts	$135.5		$9.4	$(10.9)	$(13.4)	$120.6
Real Estate	40.8	$.2	6.1	(5.9)	.6	41.8
Commingled Funds	50.7		23.0	(.4)	(3.0)	70.3

Total	$227.0	$.2	$38.5	$(17.2)	$(15.8)	$232.7

The following table sets forth a summary of changes in the fair value of the plans’ Level 3 assets for the year ended December 31, 2014.

(millions)	January 1, 2014	Realized gains (losses)	Purchases or acquisitions	Sales or dispositions	Currency and unrealized gains (losses) relating to instruments still held at December 31, 2014	December 31, 2014
U.S. plans
Pension plan
Real Estate	$34.7	$4.7		$(4.9)	$(.3)	$34.2
Private Equity	16.5	(24.4)		(6.7)	27.4	12.8
Insurance Contracts	79.5	.1		(63.0)	.8	17.4

Total	$130.7	$(19.6)		$(74.6)	$27.9	$64.4

Other postretirement plans
Insurance Contracts	$7.5		$.2	$(.4)		$7.3

International pension plans
Insurance Contracts	$151.3		$7.0	$(13.0)	$(9.8)	$135.5
Real Estate	42.8	$(.2)	15.3	(15.5)	(1.6)	40.8
Commingled Funds	50.2	.1	1.0	(.3)	(.3)	50.7

Total	$244.3	$(.1)	$23.3	$(28.8)	$(11.7)	$227.0

17. Stockholders’ equity

The company has 100 million authorized shares of common stock, par value $.01 per share, and 40 million shares of authorized preferred stock, par value $1 per share, issuable in series.

At December 31, 2015, 6.0 million shares of unissued common stock of the company were reserved for stock-based incentive plans.

On March 1, 2014, all of the outstanding shares of 6.25% mandatory convertible preferred stock (2,587,400 shares) were automatically converted (in accordance with its terms) into 6,912,756 shares of the company’s common stock. Because March 1, 2014 was not a business day, the mandatory conversion was effected on Monday, March 3, 2014.

Accumulated other comprehensive income (loss) as of December 31, 2015, 2014 and 2013, is as follows:

(millions)	Total	Translation Adjustments	Postretirement Plans
Balance at December 31, 2012	$(4,133.6)	$(634.3)	$(3,499.3)
Other comprehensive income before reclassifications	985.1	(42.5)	1,027.6
Amounts reclassified from accumulated other comprehensive income	(184.9)	–	(184.9)

Current period other comprehensive income	800.2	(42.5)	842.7

Balance at December 31, 2013	(3,333.4)	(676.8)	(2,656.6)
Other comprehensive income before reclassifications	(638.8)	(61.0)	(577.8)
Amounts reclassified from accumulated other comprehensive income	(141.2)	–	(141.2)

Current period other comprehensive income	(780.0)	(61.0)	(719.0)

Balance at December 31, 2014	(4,113.4)	(737.8)	(3,375.6)
Other comprehensive income before reclassifications	346.2	(96.0)	442.2
Amounts reclassified from accumulated other comprehensive income	(178.1)	–	(178.1)

Current period other comprehensive income	168.1	(96.0)	264.1

Balance at December 31, 2015	$(3,945.3)	$(833.8)	$(3,111.5)

Amounts related to postretirement plans not reclassified in their entirety out of accumulated other comprehensive income were as follows:

Year ended December 31 (millions)	2015	2014
Amortization of prior service cost*	$(3.1)	$(.7)
Amortization of actuarial losses*	189.7	148.3
Curtailment gain*	–	(.6)
Total before tax	186.6	147.0
Income tax benefit	(8.5)	(5.8)
Net of tax	$178.1	$141.2

* These items are included in net periodic postretirement cost (see note 16).

The following table summarizes the changes in preferred stock, common stock and treasury stock during the three years ended December 31, 2015:

(millions)	Preferred Stock	Common Stock	Treasury Stock
Balance at December 31, 2012	2.6	44.3	.4
Common stock repurchases	–	–	.6
Stock-based compensation	–	.8	.1

Balance at December 31, 2013	2.6	45.1	1.1
Common stock repurchases	–	–	1.6
Stock-based compensation	–	.4	–
Preferred stock conversion	(2.6)	6.9	–

Balance at December 31, 2014	–	52.4	2.7
Stock-based compensation	–	.2	–

Balance at December 31, 2015	–	52.6	2.7

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Unisys Corporation:

We have audited the accompanying consolidated balance sheets of Unisys Corporation and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, deficit and cash flows for each of the years in the three-year period ended December 31, 2015. We also have audited Unisys Corporation’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Unisys Corporation’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unisys Corporation and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Unisys Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Philadelphia, Pennsylvania

February 29, 2016

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that the company maintained effective internal control over financial reporting as of December 31, 2015, based on the specified criteria.

KPMG LLP, an independent registered public accounting firm, has audited the company’s internal control over financial reporting as of December 31, 2015, as stated in their report that appears on the preceding page.

Peter Altabef	Janet Brutschea Haugen
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Unisys Corporation

Supplemental Financial Data (Unaudited)

Quarterly financial information

	(millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year

	2015

	Revenue	$721.2	$764.8	$739.2	$789.9	$3,015.1

	Gross profit	117.0	124.3	140.6	159.0	540.9

	Income (loss) before income taxes	(27.7)	(50.8)	7.3	12.4	(58.8)

	Net income (loss)	(43.2)	(58.2)	(9.6)	1.1	(109.9)

	Earnings (loss) per common share

	Basic	(.87)	(1.17)	(.19)	.02	(2.20)

	Diluted	(.87)	(1.17)	(.19)	.02	(2.20)

Market price per share	– high	29.80	23.97	21.20	14.96	29.80

	– low	21.53	19.77	11.49	10.34	10.34

	2014

	Revenue	$761.7	$806.4	$882.5	$905.8	$3,356.4

	Gross profit	133.0	165.2	234.9	244.7	777.8

	Income (loss) before income taxes	(31.7)	11.0	77.6	88.6	145.5

	Net income (loss) attributable to Unisys Corporation common shareholders	(53.5)	(12.1)	47.8	61.8	44.0

	Earnings (loss) per common share attributable to Unisys Corporation

	Basic	(1.15)	(.24)	.95	1.24	.89

Diluted		(1.15)	(.24)	.95	1.24	.89

Market price per share	– high	36.05	31.71	25.65	30.65	36.05

	– low	28.46	21.97	19.96	18.72	18.72

In the second, third and fourth quarters of 2015, the company recorded pretax cost-reduction and other charges of $52.6 million, $17.4 million and $48.5 million, respectively. See Note 3 of the Notes to Consolidated Financial Statements.

The individual quarterly per-share amounts may not total to the per-share amount for the full year because of accounting rules governing the computation of earnings per share.

Market prices per share are as quoted on the New York Stock Exchange composite listing.

Five-year summary of selected financial data

(dollars in millions, except per share data)	2015 (1)	2014	2013	2012(2)	2011(2)
Results of operations

Revenue	$3,015.1	$3,356.4	$3,456.5	$3,706.4	$3,853.8

Operating income (loss)	(55.1)	154.9	219.5	319.2	324.6

Income (loss) before income taxes	(58.8)	145.5	219.4	254.1	206.0

Net income (loss) attributable to noncontrolling interests	6.7	12.6	11.6	11.2	7.2

Net income (loss) attributable to Unisys Corporation common shareholders	(109.9)	44.0	92.3	129.4	120.5

Earnings (loss) per common share

Basic	(2.20)	.89	2.10	2.95	2.79

Diluted	(2.20)	.89	2.08	2.84	2.71

Financial position

Total assets	$2,143.2	$2,348.7	$2,510.0	$2,420.4	$2,612.2

Long-term debt	235.5	222.2	210.0	210.0	358.8

Deficit	(1,378.6)	(1,452.4)	(663.9)	(1,588.7)	(1,311.0)

Other data

Capital additions of properties	$49.6	$53.3	$47.2	$40.1	$42.2

Capital additions of outsourcing assets	102.0	85.9	39.9	36.1	40.5

Investment in marketable software	62.1	73.6	64.3	56.4	51.7

Depreciation and amortization

Properties	57.5	52.0	46.7	54.7	66.4

Outsourcing assets	55.7	58.1	53.5	57.9	62.7

Amortization of marketable software	66.9	58.5	59.4	62.0	65.7

Common shares outstanding (millions)	49.9	49.7	44.0	44.0	43.4

Stockholders of record (thousands)	6.2	11.1	11.8	17.0	18.6

Employees (thousands)	23.0	23.2	22.8	22.8	22.7

(1)	Includes pretax cost- reduction and other charges of $118.5 million. See Note 3 of the Notes to Consolidated Financial Statements.
(2)	Includes pretax losses on debt extinguishment of $30.6 million and $85.2 million for the years ended December 31, 2012 and 2011, respectively.